

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Trinidad Energy Services Income Trust

*CURRENT ADDRESS Suite 1810, 540
5th Ave, SW
Calgary, Alberta T2P 0M2
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34867 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: M. Coco

DAT : 3/25/05

TRINIDAD ENERGY SERVICES INCOME TRUST

SEDAR DOCUMENT INDEX

BINDER	TAB	TITLE	DATE
1	1	Press release - English	Feb 2 2004
1	2	Press release - English	Feb 19 2004
1	3	Press release - English	Feb 19 2004
1	4	Press release - English	Feb 20 2004
1	5	Preliminary short form prospectus - French	Feb 23 2004
1	6	Preliminary short form prospectus - English	Feb 23 2004
1	7	MRRS Decision Document (Preliminary)	Feb 23 2004
1	8	Management proxy / information circular - French (BC, ON - Form 30, QC)	Feb 23 2004
1	9	Annual information form - French	Feb 23 2004
1	10	Other	Feb 24 2004
1	11	MD & A - French	Feb 24 2004
1	12	Interim financial statements - French	Feb 24 2004
1	13	Audited annual financial statements - French	Feb 24 2004
1	14	Preliminary Receipt	Feb 25 2004
1	15	Other material contract(s)	Feb 27 2004
1	16	Material change report - English	Feb 27 2004
1	17	Other	Mar 1 2004
1	18	Other	Mar 1 2004
2	19	Other	Mar 1 2004
2	20	Other	Mar 1 2004
2	21	Other	Mar 1 2004
2	22	Other	Mar 1 2004
2	23	Material change report - French	Mar 1 2004
2	24	Final short form prospectus - French	Mar 3 2004
2	25	Final short form prospectus - English	Mar 3 2004
2	26	Consent letter of underwriters' legal counsel	Mar 3 2004
2	27	Consent letter of issuer's legal counsel	Mar 3 2004
2	28	Auditors' consent letter	Mar 3 2004
2	29	Auditors' consent letter	Mar 3 2004
2	30	Auditors' consent letter	Mar 3 2004
2	31	Auditors' consent letter	Mar 3 2004
2	32	MRRS Decision Document (Final)	Mar 4 2004
2	33	Final Receipt	Mar 5 2004
2	34	Final Receipt	Mar 5 2004
2	35	Other Correspondence	Mar 11 2004
2	36	Final Receipt	Mar 11 2004
2	37	Press release - English	Mar 12 2004
2	38	Final Receipt	Mar 12 2004
2	39	Press release - English	Mar 15 2004

BINDER	TAB	TITLE	DATE
3	84	Preliminary Receipt	Jul 14 2004
3	85	Renewal annual information form - French	Jul 16 2004
3	86	Other material contract(s)	Jul 16 2004
3	87	Notice of meeting - French	Jul 16 2004
3	88	News release - English	Jul 16 2004
3	89	MD&A - French	Jul 16 2004
3	90	MD&A - French	Jul 16 2004
3	91	Material change report - French	Jul 16 2004
3	92	Material change report - French	Jul 16 2004
3	93	Management information circular - French	Jul 16 2004
3	94	Interim financial statements - French	Jul 16 2004
4	95	Audited annual financial statements - French	Jul 16 2004
4	96	MRRS Decision Document (Final)	Jul 19 2004
4	97	Final short form prospectus - French	Jul 19 2004
4	98	Final short form prospectus - English	Jul 19 2004
4	99	Consent letter of underwriters' legal counsel	Jul 19 2004
4	100	Consent letter of issuer's legal counsel	Jul 19 2004
4	101	Auditors' consent letter	Jul 19 2004
4	102	Auditors' consent letter	Jul 19 2004
4	103	Auditors' consent letter	Jul 19 2004
4	104	Auditors' consent letter	Jul 19 2004
4	105	Final Receipt	Jul 20 2004
4	106	Final Receipt	Jul 20 2004
4	107	News release - English	Jul 27 2004
4	108	News release - English	Jul 27 2004
4	109	Material change report - English	Aug 5 2004
4	110	News release - English	Aug 11 2004
4	111	MD&A - English	Aug 13 2004
4	112	Interim financial statements - English	Aug 13 2004
4	113	News release - English	Aug 17 2004
4	114	Form 52-109F2 - Certification of Interim Filings – CFO	Sep 2 2004
4	115	Form 52-109F2 - Certification of Interim Filings - CEO	Sep 2 2004
4	116	News release - English	Sep 16 2004
4	117	News release - English	Sep 17 2004
4	118	News release - English	Sep 30 2004
4	119	News release - English	Oct 18 2004
4	120	News release - English	Oct 21 2004
4	121	News release - English	Oct 21 2004
4	122	Business acquisition report - English	Oct 21 2004
4	123	Preliminary short form prospectus - French	Oct 25 2004
4	124	Preliminary short form prospectus - English	Oct 25 2004
4	125	Other material contract(s)	Oct 25 2004
4	126	MRRS Decision Document (Preliminary)	Oct 25 2004
4	127	MD&A - French	Oct 25 2004

TSX Filings

BINDER	TAB	TITLE	DATE
5	171	Form 1 Submission	Jan 31 2004
5	172	Form 1 Submission – Amendment	Jan 31 2004
5	173	Form 1 Submission	Feb 29 2004
5	174	Form 1 Submission	Mar 31 2004
5	175	Form 1 Submission – Amendment	Mar 31 2004
5	176	Form 1 Submission	Mar 31 2004
5	177	Form 1 Submission	Apr 30 2004
5	178	Form 1 Submission	May 31 2004
5	179	Form 1 Submission	May 31 2004
5	180	Form 1 Submission	Jun 30 2004
5	181	Form 1 Submission	Jul 30 2004
5	182	Form 1 Submission	Aug 31 2004
5	183	Form 1 Submission	Sept 30 2004
5	184	Form 1 Submission	Oct 31 2004
5	185	Form 1 Submission	Nov 30 2004
5	186	Form 1 Submission	Dec 31 2004
5	187	Form 1 Submission	Jan 31 2005
5	188	Form 5 Submission	Jan 31 2004
5	189	Form 5 Submission	Feb 29 2004
5	190	Form 5 Submission	Mar 31 2004
5	191	Form 5 Submission	Apr 30 2004
5	192	Form 5 Submission	May 31 2004
5	193	Form 5 Submission	Jun 30 2004
5	194	Form 5 Submission	Jul 31 2004
5	195	Form 5 Submission	Aug 31 2004
5	196	Form 5 Submission	Sept 30 2004
5	197	Form 5 Submission	Oct 31 2004
5	198	Form 5 Submission	Nov 30 2004
5	199	Form 5 Submission	Dec 31 2004
5	200	Form 5 Submission	Jan 31 2005
5	201	Form 5 Submission	Feb 28 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers s.r.l.
Comptables agréés
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Téléphone +1 (403) 509 7500
Télécopieur +1 (403) 781 1825
Tél. direct (403) 509 7500
Téléc. direct (403) 781 1825

Rapport de la direction

La direction est responsable de la préparation des états financiers et de la cohérence de toutes les autres informations financières contenues dans le rapport annuel. La direction maintient un système de contrôle interne qui garantit, dans une mesure raisonnable, que les actifs sont protégés et que l'information financière est fiable, exacte et opportune.

Les états financiers ont été vérifiés par les vérificateurs externes nommés par les porteurs de parts. Leur rapport figure ci-après. Le comité de vérification du conseil d'administration a examiné les états financiers avec la direction et les vérificateurs externes. Le conseil d'administration a approuvé les états financiers sur la recommandation du comité de vérification.

Le président,

Lyle C. Whitmarsh

Le chef des finances,

Brent J. Conway

Le 16 mars 2004

Rapport des vérificateurs

Aux administrateurs de Trinidad Energy Services Income Trust

Nous avons vérifié les bilans consolidés de Trinidad Energy Services Income Trust aux 31 décembre 2003 et 2002 ainsi que les états consolidés des résultats et bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers consolidés incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

PRICEWATERHOUSECOOPERS

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Fiducie aux 31 décembre 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

PricewaterhouseCoopers s.r.l.

Comptables agréés
Calgary (Alberta)
Le 16 mars 2004

BILANS CONSOLIDÉS
31 décembre

	2003	2002
	$	$
ACTIF		
Actif à court terme		
Encaisse	**4 894 110**	570 706
Comptes débiteurs	**21 308 022**	7 893 516
Charges payées d'avance	**69 198**	128 021
	26 271 330	8 592 243
Acomptes sur des immobilisations (note 12)	**10 869 167**	-
Immobilisations (note 7)	**102 917 660**	38 480 685
Frais de financement reportés (note 6)	**882 836**	1 102 000
	140 940 993	48 174 928
PASSIF		
Passif à court terme		
Facilité de crédit d'exploitation (note 8)	**-**	4 178 548
Comptes créditeurs	**10 055 110**	3 026 386
Partie à court terme de la dette à long terme (note 9)	**7 081 819**	54 947
	17 136 929	7 259 881
Dette à long terme (note 9)	**35 127 703**	13 832 610
Impôts sur les bénéfices futurs (note 10)	**5 048 467**	3 162 004
	57 313 099	24 254 495
CAPITAUX PROPRES		
Capital des porteurs de parts (note 11)	**79 093 121**	18 874 467
Surplus d'apport (note 3)	**3 242 000**	-
Distributions cumulées (note 4)	**(8 906 325)**	(554 320)
Bénéfices non répartis	**10 199 098**	5 600 286
	83 627 894	23 920 433
	140 940 993	48 174 928

Voir les notes afférentes aux états financiers consolidés.

Michael E. Heir — Administrateur

Kevin Bennet — Administrateur

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS
Exercices terminés les 31 décembre

	2003 $	2002 $
Produits		
Produits d'exploitation	**62 338 242**	27 489 477
Charges		
Charges d'exploitation	**38 498 281**	18 945 153
Frais généraux et frais d'administration	**5 502 001**	2 896 250
Rémunération à base de parts (note 3)	**3 427 000**	-
	47 427 282	21 841 403
Bénéfice avant intérêts et amortissement	**14 910 960**	5 648 074
Amortissement	**5 824 505**	2 157 604
Intérêts	**2 265 207**	978 939
Bénéfice avant impôts et frais de restructuration	**6 821 248**	2 511 531
Frais de restructuration (note 6)	**-**	(818 179)
Impôts sur les bénéfices (note 10)		
Impôts exigibles	**(335 973)**	(115 225)
Impôts futurs	**(1 886 463)**	(647 341)
Impôts futurs, frais de restructuration	**-**	324 162
Bénéfice net	**4 598 812**	1 254 948
Bénéfices non répartis au début de l'exercice	**5 600 286**	4 345 338
Bénéfices non répartis à la fin de l'exercice	**10 199 098**	5 600 286
Résultat par part		
De base	**0,25**	0,12
Dilué	**0,25**	0,12

Voir les notes afférentes aux états financiers consolidés.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE
Exercices terminés les 31 décembre

	2003 **$**	2002 $
FLUX DE TRÉSORERIE LIÉS AUX		
ACTIVITÉS D'EXPLOITATION		
Bénéfice net de l'exercice	**4 598 812**	1 254 948
Éléments hors trésorerie		
Amortissement	**5 824 505**	2 157 604
Rémunération à base de parts	**3 427 000**	-
Perte à la vente d'actifs	**6 296**	-
Impôts sur les bénéfices futurs	**1 886 463**	323 179
Frais de restructuration	**-**	818 179
Flux de trésorerie avant la variation des éléments hors caisse du fonds de roulement	**15 743 076**	4 553 910
Variation nette des éléments hors caisse du fonds de roulement liés à l'exploitation (note 13)	**(10 025 173)**	(1 705 449)
Frais de restructuration (note 6)	**-**	(418 179)
	5 717 903	2 430 282
ACTIVITÉS D'INVESTISSEMENT		
Augmentation d'acomptes sur des immobilisations	**(10 869 167)**	-
Acquisition des actifs de Saturn Drilling	**(16 650 000)**	-
Acquisition des actifs de Bear Drilling	**(41 000 000)**	-
Augmentation des immobilisations	**(12 440 383)**	(1 510 402)
Produit de cessions	**47 368**	-
Variation des éléments hors caisse du fonds de roulement, comptes créditeurs	**3 698 214**	-
	(77 213 968)	(1 510 402)
ACTIVITÉS DE FINANCEMENT		
Diminution (augmentation) de la marge de crédit	**(4 178 548)**	2 673 579
Augmentation (diminution) de la dette à long terme, montant net	**28 316 368**	(2 368 412)
Produit net d'émissions de parts	**60 033 654**	34 097
Coût du financement par emprunt	**-**	(759 099)
Distributions	**(8 352 005)**	(554 320)
	75 819 469	(974 155)
Augmentation (diminution) de l'encaisse au cours de l'exercice	**4 323 404**	(54 275)
Encaisse au début de l'exercice	**570 706**	624 981
Encaisse à la fin de l'exercice	**4 894 110**	570 706

Voir les notes afférentes aux états financiers consolidés.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
Exercices terminés les 31 décembre

1. STRUCTURE DE LA FIDUCIE

Organisation
Trinidad Energy Services Income Trust (la « Fiducie ») est une fiducie d'investissement à capital variable sans personnalité morale établie en vertu de la *Business Corporations Act* de l'Alberta. La Fiducie a été établie au moyen d'un arrangement (l'« arrangement ») en vertu de la *Business Corporations Act* (Alberta). L'arrangement a été conclu le 8 août 2002 entre la Fiducie, Trinidad Drilling Ltd. et Trinidad Acquisition Corp., filiale en propriété exclusive de la Fiducie. L'arrangement visait l'échange de titres de Trinidad Drilling Ltd. à raison de une action pour une part. L'acte de fiducie est entré en vigueur le 17 septembre 2002.

2. PRINCIPALES CONVENTIONS COMPTABLES

Mode de présentation
Bien que la Fiducie n'ait commencé ses activités que le 18 septembre 2002, les présents états financiers ont été préparés selon la méthode de la continuité des intérêts communs, comme si Trinidad Energy Services Income Trust avait toujours été une fiducie. Cette méthode de comptabilisation vise à fournir aux porteurs de parts une information financière utile. Par conséquent, certains chiffres comparatifs comprennent les résultats de Trinidad Drilling Ltd. pour la période du 1er janvier 2002 au 17 septembre 2002 et les résultats de la Fiducie pour la période du 18 septembre 2002 au 31 décembre 2002.

Périmètre de consolidation
Ces états financiers consolidés comprennent les comptes de la Fiducie et de ses filiales. Toute référence faite à la « Fiducie » dans ces états financiers consolidés désigne la Fiducie et ses filiales. Toutes les opérations intersociétés ont été éliminées.

Utilisation d'estimations
La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige de la direction qu'elle établisse des estimations et pose des hypothèses qui ont une incidence sur les montants de l'actif et du passif, les informations à fournir sur les éventualités et les montants des produits et des charges de l'exercice. Les résultats réels peuvent différer de ces estimations.

Constatation des produits
Les produits tirés des contrats sont constatés selon la méthode de l'avancement des travaux. Les pertes sont constatées en totalité dès qu'elles sont connues.

Immobilisations
Les immobilisations sont inscrites au coût. Les installations de forage sont amorties selon la méthode de l'amortissement proportionnel à l'utilisation sur un total de 3 300 jours de forage (valeur de récupération estimative de 10 %). Les tiges et colliers de forage sont amortis selon la méthode de l'amortissement proportionnel à l'utilisation sur un total de 1 300 jours de forage (aucune valeur de récupération). Les plateformes de maintenance sont amorties selon la méthode de l'amortissement linéaire sur 15 ans. Le mobilier de bureau et le matériel d'atelier sont amortis selon la méthode de l'amortissement linéaire sur cinq ans. Le matériel roulant est amorti selon la méthode de l'amortissement linéaire sur quatre ans (valeur de récupération estimative de 10 %). Les stocks de pièces de rechange et de tubulaires sont comptabilisés au coût ou à la valeur de remplacement, si elle est moins élevée. Le coût est établi selon la méthode du coût distinct.

Instruments financiers
Les actifs et les passifs financiers de la Fiducie se composent de l'encaisse et des dépôts à court terme, des comptes débiteurs, des comptes créditeurs, de la facilité de crédit d'exploitation et de la dette à long terme. Selon la direction, la Fiducie n'est pas exposée à des risques d'intérêt, de change ou de crédit importants, exception faite du risque lié à la dette et à la facilité de crédit d'exploitation, dont le coût varie en fonction des fluctuations du taux préférentiel (une variation de 1 % du taux préférentiel aurait une incidence d'environ 270 000 $ après impôts sur les bénéfices). Sauf indication contraire, la juste valeur de ces actifs et ces passifs financiers correspond approximativement à leur valeur comptable.

Données par part
Le résultat par part est calculé selon le nombre moyen pondéré de parts en circulation au cours de l'exercice. Le résultat dilué est calculé selon la méthode du rachat de parts, conformément aux principes comptables généralement reconnus du Canada.

Rémunérations à base de parts
La Fiducie a établi un régime d'options sur parts (le « régime ») pour aider les administrateurs, les dirigeants, les salariés et les conseillers de la Fiducie et ses sociétés affiliées à participer à la croissance et à l'essor de la Fiducie. Il n'est pas possible de déterminer la juste valeur des droits attribués aux termes du régime au moyen d'un modèle traditionnel d'évaluation du prix des options. La charge de rémunération a été déterminée d'après la valeur intrinsèque des droits à la date d'exercice ou à la date des états financiers pour les droits non exercés.

La charge de rémunération liée aux droits attribués aux termes du régime est reportée et portée aux résultats sur la période d'acquisition des droits du régime, et l'augmentation ou la diminution correspondante est portée au surplus d'apport. La variation de la valeur intrinsèque des droits non exercés après la période d'acquisition des droits est constatée dans les résultats au cours de la période de variation, et l'augmentation ou la diminution correspondante est portée au surplus d'apport. Cette méthode de détermination de la charge de rémunération peut entraîner d'importantes fluctuations, voire des recouvrements, de la charge de rémunération par suite des changements du prix sous-jacent des parts de la Fiducie et d'autres facteurs. Le recouvrement de la charge de rémunération ne sera constaté qu'en fonction de la charge de rémunération cumulative déjà inscrite et liée aux droits exercés ou en cours à la date des états financiers.

Impôts sur les bénéfices futurs

La Fiducie utilise la méthode axée sur le bilan pour comptabiliser ses impôts sur les bénéfices. Selon cette méthode, des passifs d'impôts futurs et des actifs d'impôts futurs sont comptabilisés pour tenir compte de l'incidence fiscale estimative des écarts entre la valeur comptable des éléments figurant aux états financiers et leur valeur fiscale, selon les taux d'imposition pratiquement en vigueur. L'incidence d'une modification des taux d'imposition sur les actifs et les passifs d'impôts futurs est portée aux résultats dans la période au cours de laquelle la modification a lieu.

La Fiducie est une entité imposable selon la *Loi de l'impôt sur le revenu* (Canada) et elle n'est imposable que sur les bénéfices qui ne sont pas distribués ou distribuables aux porteurs de parts. La Fiducie a l'intention de distribuer la totalité de son bénéfice imposable aux porteurs de parts.

Frais de financement reportés

Les frais liés à l'obtention du financement sont reportés et amortis selon la méthode de l'amortissement linéaire sur cinq ans. L'amortissement est inclus dans la charge d'amortissement.

3. CHANGEMENT DE CONVENTION COMPTABLE

Régime de rémunération à base de parts

La Fiducie a choisi d'adopter avec application prospective les modifications apportées au chapitre 3870 du *Manuel de l'ICCA* intitulé « Rémunérations et autres paiements à base d'actions » aux termes des dispositions transitoires qui y sont contenues. Selon cette norme modifiée, la Fiducie doit constater la charge de rémunération en fonction de la juste valeur des droits attribués aux termes de son régime de rémunération à base de parts. Puisque la Fiducie est incapable d'établir la juste valeur des droits attribués selon un modèle traditionnel d'évaluation du prix des options, la charge de rémunération a été déterminée d'après la valeur intrinsèque des droits à la date d'exercice ou à la date des états financiers pour les droits non exercés. Auparavant, la Fiducie comptabilisait la charge de rémunération d'après la valeur intrinsèque des droits à la date d'attribution.

Pour les droits attribués en 2002 et au cours d'exercices antérieurs, la Fiducie a choisi de continuer à comptabiliser la charge de rémunération connexe en fonction de la valeur intrinsèque à la date d'attribution et, pour les options attribués en 2002, de présenter les résultats pro forma comme si la norme comptable modifiée avait été adoptée rétroactivement. En conséquence, le bénéfice net de 2002 et des exercices suivants demeure inchangé à l'égard des droits accordés en 2002. Les résultats pro forma sont présentés à la note 11.

Par suite de l'adoption de cette norme modifiée, le bénéfice net de l'exercice terminé le 31 décembre 2003 a diminué de 3 427 000 $, le surplus d'apport a augmenté de 3 242 000 $ et le capital des porteurs de parts a augmenté de 185 000 $. Voir la note 11 pour obtenir plus d'informations sur la nature du régime.

4. RAPPROCHEMENT DE L'ENCAISSE DISTRIBUABLE ET DES DISTRIBUTIONS EN ESPÈCES CUMULÉES

	2003		2002	
Flux de trésorerie avant la variation des éléments hors caisse du fonds de roulement	**15 743 076**	$	4 553 910	$
Distributions en espèces versées et déclarées	**8 352 005**		554 320	
Fonds conservés pour les dépenses en capital de croissance et les distributions futures	**7 391 071**		3 999 550	
Distributions en espèces versées au cours de l'exercice	**7 094 260**	$	554 320	$
Distributions déclarées et payables	**1 257 745**		-	
Distributions cumulées au début de l'exercice	**554 320**		-	
Distributions cumulées à la fin de l'exercice	**8 906 325**	$	554 320	$

5. ACQUISITIONS

a) Acquisition d'actifs de Saturn Drilling
Le 9 avril 2003, Trinidad Drilling a acquis la quasi-totalité des actifs de Saturn Drilling pour une contrepartie de 16,7 millions de dollars en plus de frais d'acquisition de 1,1 million de dollars. La Fiducie a émis 4 615 385 parts à 2,60 $ la part en contrepartie d'un produit d'émission brut de 12,0 millions de dollars.

	2003	
Prix d'achat	**16 650 00**	$
	16 650 00	$
Financé comme suit :		
Nouveaux capitaux amassés, déduction faite des frais d'émission	**10 860 000**	$
Financement par emprunt	**5 790 000**	
	16 650 000	$

b) Acquisition d'actifs de Bear Drilling
Le 15 juillet 2003, Trinidad Drilling a acquis la quasi-totalité des actifs de Bear Drilling pour une contrepartie de 41,0 millions de dollars, dont 40,0 millions de dollars ont été versés en espèces et 1,0 million de dollars en parts. La Fiducie a émis 6 944 444 parts à 3,60 $ la part en contrepartie d'un produit d'émission brut de 25,0 millions de dollars. Elle a de plus émis 277 778 parts aux actionnaires de Bear Drilling à 3,60 $ chacune, pour un total de 1,0 million de dollars.

	2003	
Prix d'achat	**41 000 000**	$
	41 000 000	$
Financé comme suit		
Nouveaux capitaux amassés, déduction faite des frais d'émission	**24 454 000**	$
Financement par emprunt	**16 546 000**	
	41 000 000	$

6. FRAIS DE FINANCEMENT REPORTÉS ET FRAIS DE RESTRUCTURATION

	Coût	Amortissement cumulé	**Valeur comptable nette de 2003**	Valeur comptable nette de 2002
Frais de financement reportés	1 164 695 $	281 859 $	**882 836 $**	1 102 000 $

En 2002, des frais de 818 179 $ liés à la restructuration du capital-actions en parts ont été imputés aux résultats. De ce montant, une tranche de 418 179 $ a été versée en espèces, le solde de 400 000 $ correspondant à la valeur attribuée aux parts émises pour compléter l'arrangement. En outre, des frais de financement par emprunt de 1 164 695 $ ont été capitalisés, soit une tranche de 764 695 $ au titre de la composante en espèces et une tranche de 400 000 $ correspondant à la valeur attribuée aux parts émises pour compléter le financement par emprunt. Les frais de restructuration ont été payés au moyen d'une contrepartie en espèces de 1 182 874 $ et de l'émission de 500 000 parts à 1,60 $ la part.

7. IMMOBILISATIONS

	Coût cumulé $	Amortis-sement de 2003 $	**Valeur comptable nette 2003 $**	Valeur comptable nette 2002 $
Installations et matériel de forage	111 392 025	**10 718 369**	**100 673 656**	36 988 980
Matériel roulant et autre matériel	2 439 211	**683 237**	**1 755 974**	966 053
Stocks, installations de forage	488 030	**-**	**488 030**	525 652
	114 319 266	**11 401 606**	**102 917 660**	38 480 685

8. FACILITÉ DE CRÉDIT D'EXPLOITATION

La Fiducie dispose d'une facilité de crédit d'exploitation remboursable à vue s'établissant à 15 000 000 $ ou à un montant correspondant à 75 % des comptes débiteurs si ce montant est inférieur. Cette facilité est remboursable sur demande et porte intérêt au taux préférentiel majoré de 0,25 % par année (au 31 décembre 2003, le taux préférentiel s'établissait à 4,5 %). Les prélèvements sont effectués selon les comptes clients et la facilité est garantie par une charge grevant les comptes débiteurs. La Fiducie a offert une lettre de garantie de 175 000 $ pour cette facilité à une autre institution financière.

9. DETTE À LONG TERME

	2003	2002
	$	$
G.E. Capital a)	**41 532 952**	13 678 312
G.M.A.C. b)	**79 316**	122 598
Crédit Ford c)	**597 254**	89 647
	42 209 522	13 887 557
Moins la partie à court terme	**(7 081 819)**	(54 947)
	35 127 703	13 832 610

a) Au cours de l'exercice 2003, la Fiducie a restructuré sa facilité de crédit à terme en une facilité à terme non dégressive de 45,0 millions de dollars (30,0 millions de dollars en 2002) détenue par G.E. Capital. En vertu de cette facilité, les versements d'intérêts mensuels sont calculés en fonction du taux des acceptations bancaires de un mois majoré de 3,95 %. Cette facilité est renouvelable annuellement dans la mesure où la Fiducie continue de respecter les clauses restrictives usuelles. Si la facilité n'est pas renouvelée, le solde devra être remboursé sur 48 mois. La facilité est garantie par un contrat de garantie générale visant la totalité des actifs de la Fiducie. Le 20 février 2004, la facilité de crédit à terme a été portée à 65,0 millions de dollars.

Au 31 décembre 2003, 6,9 millions de dollars étaient inscrits à titre de « Partie à court terme de la dette à long terme », soit la partie qui deviendrait exigible durant l'exercice en cours si G. E. Capital ne renouvelait pas la facilité. La Fiducie respecte les clauses restrictives du contrat de prêt et prévoit donc pouvoir renouveler la facilité.

b) L'emprunt consenti par G.M.A.C. est remboursable sur 36 mois et porte intérêt au taux de 2,9 %.

c) L'emprunt consenti par Crédit Ford est remboursable sur 48 mois et porte intérêt à un taux se situant entre 0 % et 9 %.

10. IMPÔTS SUR LES BÉNÉFICES

La charge d'impôts sur les bénéfices diffère du montant calculé par l'application du taux d'imposition combiné fédéral et provincial pour chacun des exercices à cause des écarts suivants :

	2003	2002
	$	$
Taux d'imposition des sociétés	**37,44 %**	39,24 %
Bénéfice net avant impôts et après frais de restructuration de la Fiducie	**6 821 248**	1 693 352
Charge d'impôts au taux réglementaire	**2 547 054**	664 471
Réduction d'impôts découlant de la distribution des bénéfices de la Fiducie	**(1 834 496)**	(254 016)
Charges non déductibles, rémunération à base de parts	**1 279 642**	-
Incidence d'un changement du taux d'imposition prévu	**(92 491)**	(87 276)
Charge d'impôts des grandes sociétés	**335 973**	115 225
Autres	**(13 246)**	-
Total de la charge d'impôts	**2 222 436**	438 404

Le passif d'impôts sur les bénéfices futurs figurant au bilan de la Fiducie se compose des écarts temporaires suivants :

	2003	2002
	$	$
Excédent de la valeur comptable nette sur la fraction non amortie du coût en capital des actifs	**5 109 534**	3 265 362
Avantage fiscal lié aux frais de financement	**(61 067)**	(103 358)
Passif d'impôts futurs	**5 048 467**	3 162 004

11. CAPITAL DES PORTEURS DE PARTS

Autorisé
Un nombre illimité de parts participatives comportant droit de vote

Actions émises et en circulation

	2003		2002	
	Nombre de parts	**Montant $**	Nombre de parts	Montant $
Actions ordinaires, solde d'ouverture	-	-	10 035 849	18 040 370
Actions ordinaires émises en vertu du plan d'arrangement	-	-	500 000	800 000
Actions ordinaires émises à la conversion d'options	-	-	22 625	34 097
Conversion en parts le 17 septembre 2002	-	-	(10 558 474)	(18 874 467)
Actions ordinaires, solde de clôture	-	-	-	-

Parts émises et en circulation

	2003		2002	
	Nombre de parts	**Montant $**	Nombre de parts	Montant $
Capital des porteurs de parts, solde d'ouverture	**10 558 474**	**18 874 467**	-	-
Parts émises à la conversion	-	-	10 558 474	18 874 467
Parts émises à l'achat de Saturn	**4 615 385**	**10 860 230**	-	-
Parts émises à l'achat de Bear	**7 222 222**	**24 453 966**	-	-
Parts émises en contrepartie d'espèces	**5 050 506**	**23 702 034**	-	-
Parts émises à l'exercice d'options	**503 294**	**1 202 424**	-	-
Capital des porteurs de parts, solde de clôture	**27 949 881**	**79 093 121**	10 558 474	18 874 467

Les montants par part de 2003 ont été calculés en fonction du nombre moyen pondéré de 18 084 880 parts en circulation (10 189 113 en 2002). Au cours de 2003, un nombre supplémentaire de 275 758 parts (21 101 en 2002) a servi au calcul du résultat dilué à cause de l'effet de dilution des droits et des options des salariés et des administrateurs.

Régime d'options sur parts
Le régime d'options sur parts de la Fiducie aide les administrateurs, les dirigeants, les salariés et les conseillers de la Fiducie et ses sociétés affiliées à participer à la croissance et à l'essor de la Fiducie.

Toutes les options émises sont acquises uniformément sur trois ans à compter de la date de l'attribution (sauf si le conseil d'administration en décide autrement au moment de l'attribution) et les options peuvent être exercées sur une période de cinq ans commençant à la date de l'attribution à un prix ne pouvant être ni supérieur au cours de clôture des actions ordinaires (parts) sur une bourse canadienne à la date précédant immédiatement la date de l'attribution ni inférieur au prix permis par la loi sur les valeurs mobilières applicable.

Le tableau ci-après donne le détail des options sur parts en cours :

	2003		2002	
	Nombre d'options	**Prix d'exercice moyen pondéré**	Nombre d'options	Prix d'exercice moyen pondéré
En cours au début de l'exercice	**890 302**	**1,91**	740 927	1,97
Attribuées au cours de l'exercice	**-**	**-**	172 000	1,58
Exercées au cours de l'exercice	**(430 696)**	**1,89**	(22 625)	1,51
Rendues au cours de l'exercice	**(107 512)**	**2,10**	-	
En cours à la fin de l'exercice	**352 094**	**1,97**	890 302	1,91

	Options en cours		Options pouvant être exercées	
Date d'attribution	**Options en cours**	**Prix d'exercice moyen pondéré**	Options pouvant être exercées	Prix d'exercice moyen pondéré
4 mai 2001	204 760	2,25	204 760	2,25
24 mai 2002	147 334	1,58	90 904	1,58
Total	352 094	1,97	295 664	2,01

Pour les options accordées en 2002, la Fiducie a choisi de présenter ses résultats pro forma comme si la norme comptable modifiée avait été adoptée rétroactivement. Le 24 mai 2002, la Fiducie a émis 172 000 options en vertu du régime d'options sur parts à un prix d'exercice de 1,58 $. La Fiducie n'a constaté aucune charge de rémunération à l'égard des options attribuées aux termes de son régime d'options sur parts. Selon le modèle d'évaluation de Black et Scholes, la juste valeur estimative des options totalise approximativement 120 000 $. Si la Fiducie comptabilisait la rémunération à base d'actions selon la méthode de la juste valeur, la juste valeur estimative de 120 000 $ serait constatée à titre de charge de rémunération supplémentaire sur la période d'acquisition des droits liés aux options. L'application pro forma de cette méthode pour l'exercice terminé le 31 décembre 2003 aurait entraîné une diminution de 40 000 $ du bénéfice net (23 000 $ en 2002). Il n'y aurait eu aucune incidence sur le résultat de base par part et le résultat dilué par part.

Pour estimer la juste valeur de ces options, la Fiducie a posé les hypothèses suivantes : taux d'intérêt de 4,5 %, durée jusqu'à l'échéance de cinq ans, volatilité de 49 %. Le prix des parts a été établi en fonction du cours mensuel de clôture de l'action ou de la part depuis le premier appel public à l'épargne de Trinidad Drilling Ltd. Puisque ces options ont été attribuées avant l'arrangement, il est a été supposé qu'aucun dividende ne serait versé.

Régime d'intéressement en droits de souscriptions de parts de fiducie
Le 2 mai 2003, la Fiducie a établi un régime d'intéressement en droits de souscriptions de parts de fiducie pour aider les administrateurs, les dirigeants, les salariés et les conseillers de la Fiducie et ses sociétés affiliées à participer à la croissance et à l'essor de la Fiducie. Sous réserve des modifications apportées par les porteurs de parts, 763 979 droits ont été réservés à l'émission aux termes du régime d'intéressement en droits de souscriptions de parts de fiducie, pourvu que le nombre de droits réservés ne dépasse pas 10 % des parts en circulation au moment de l'attribution.

Les droits attribués deviennent acquis comme suit : 50 % à la date de l'octroi et 25 % au premier et au deuxième anniversaires de la date d'attribution (à moins que le conseil d'administration n'en décide autrement au moment de l'émission). En outre, les droits peuvent être exercés sur une période de cinq ans commençant à la date de l'attribution à un prix ne pouvant être ni supérieur au cours de clôture des actions ordinaires (parts) sur une bourse canadienne à la date précédant immédiatement la date de l'attribution ni inférieur au prix permis par la loi sur les valeurs mobilières applicable. De temps à autre, le prix d'exercice des droits doit être ajusté à la baisse du montant, le cas échéant, par lequel les distributions aux porteurs de parts au cours de n'importe quel trimestre excèdent de 2 % (8 % annuellement) la valeur comptable nette des immobilisations de la Fiducie.

Le tableau ci-après donne le détail des options sur parts qui ont été attribuées depuis l'adoption du régime d'intéressement en droits de souscriptions de parts de fiducie et qui sont toujours en cours :

	2003		2002	
	Nombre de droits	**Prix d'exercice moyen pondéré**	Nombre de droits	Prix d'exercice moyen pondéré
En cours au début de l'exercice	**0**	**1,91**	-	-
Attribués au cours de l'exercice	**1 909 603**	**4,04**	-	-
Exercés au cours de l'exercice	**(72 598)**	**2,78**	-	-
Rendus au cours de l'exercice	**(4 133)**	**3,35**	-	-
En cours à la fin de l'exercice	**1 832 872**	**4,09**	-	-

	Droits en cours		Droits pouvant être exercés	
Date d'attribution	Droits en cours	Prix d'exercice moyen pondéré	Droits pouvant être exercés	Prix d'exercice moyen pondéré
2 mai 2003	627 156	2,78	337 377	2,78
5 août 2003	742 031	4,37	371 016	4,37
20 novembre 2003	463 685	5,41	231 843	5,41
Total	1 832 872	4,09	940 236	3,22

12. ENGAGEMENTS

La Fiducie a conclu plusieurs contrats de location-exploitation visant des bâtiments et du matériel. Les obligations futures au titre des contrats de location pour les cinq prochains exercices s'établissent comme suit :

	2003
	$
2004	**369 191**
2005	**362 055**
2006	**355 055**
2007	**355 055**
2008	**355 055**

La Fiducie a conclu un contrat visant l'achat de deux nouvelles installations de forage télescopiques pour un prix d'achat de 14,2 millions de dollars. L'acompte sur le matériel de forage de 10,9 millions de dollars a été versé à partir du solde de 3,3 millions de dollars à payer après l'achèvement de la construction. Les deux installations de forage avaient été livrées après la fin de l'exercice.

13. RENSEIGNEMENTS SUPPLÉMENTAIRES

Variation des éléments hors caisse du fonds de roulement liés à l'exploitation

	2003	2002
	$	$
Comptes débiteurs	**(13 414 506)**	(3 497 182)
Charges payées d'avance	**58 823**	(63 006)
Comptes créditeurs	**3 330 510**	1 854 739
	(10 025 173)	1 705 449

Variation des éléments hors caisse du fonds de roulement liés aux activités d'investissement

	2003	2002
	$	$
Comptes créditeurs au titre des dépenses en immobilisations	**3 698 214**	-

Opérations au comptant

	2003	2002
	$	$
Impôts payés	**164 167**	125 225
Intérêts payés	**1 501 455**	978 939

Ces montants représentent des sorties de fonds réelles faites au cours des périodes indiquées et ne correspondent pas aux montants figurant aux états financiers en raison des comptes de régularisation.

14. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Le 15 mars 2004, la Fiducie a acquis la quasi-totalité des actifs d'Arrow Drilling pour une contrepartie de 45,0 millions de dollars. L'acquisition a été financée par l'émission de 18 millions de dollars d'actions échangeables et de 27 millions de dollars de nouvelles parts. La Fiducie a émis 4 096 154 parts à 7,80 $ la part pour un produit brut de 32,0 millions de dollars. La Fiducie a émis 2 307 692 actions échangeables à 7,80 $ l'action aux actionnaires d'Arrow.

Les actions échangeables peuvent être converties (au gré du porteur) en parts de fiducie en tout temps. Les actions échangeables seront constituées d'une nouvelle série d'actions échangeables qui ne sont pas négociées en bourse. Elles auront un ratio d'échange de 1 : 1 au moment de l'émission. Les actions sont échangeables contre des parts de fiducie en tout temps jusqu'à cinq ans après l'émission selon un ratio d'échange qui sera ajusté chaque fois que la Fiducie effectuera une distribution à ses porteurs de parts.

15. SOLDES CORRESPONDANTS

Certains des chiffres correspondants des exercices antérieurs ont été reclassés selon la présentation de l'exercice écoulé.

DONNÉES SOMMAIRES SUR CINQ ANS

(en dollars, à moins d'indication contraire)	2003	2002	2001	2000	1999
Produits	**62 338 242**	27 489 477	27 207 114	13 556 763	4 624 917
Charges d'exploitation	**38 498 281**	18 945 153	18 379 683	8 907 373	3 304 504
Marge	**23 839 961**	8 544 324	8 827 431	4 649 390	1 320 413
Pourcentage de la marge	**38 %**	31 %	32 %	34 %	29 %
Frais généraux et frais d'administration	**5 502 001**	2 896 250	2 285 567	1 039 742	546 383
Rémunération à base de parts	**3 427 000**	-	-	-	-
BAIIA [1]	**14 910 960**	5 648 074	6 541 864	3 609 648	774 030
Pourcentage du BAIIA	**24 %**	21 %	24 %	27 %	17 %
Amortissement	**5 824 505**	2 157 604	1 851 780	882 402	428 211
BAII [2]	**9 086 455**	3 490 470	4 690 084	2 727 246	345 819
Intérêts	**2 265 207**	978 939	1 241 312	819 949	290 583
Bénéfice avant impôts [5]	**6 821 248**	2 511 531	3 448 772	1 907 297	55 236
Impôts sur les bénéfices [5]	**2 222 436**	762 566	1 457 989	383 144	103 543
Bénéfice net [5]	**4 598 812**	1 748 965 [6]	1 990 783	1 524 153	(48 307)
Résultat de base par part (action) [5]	**0,25**	0,17	0,20	0,23	(0,02)
Bénéfices non répartis à la fin de l'exercice	**10 199 098**	5 600 286	4 345 338	2 354 555	830 402
Rendement des capitaux propres [3]	**9,0 %**	7,3 %	8 %	12,9 %	(0,01) %
Flux de trésorerie avant la variation des éléments hors caisse du fonds de roulement	**15 743 076**	4 553 910	5 165 810	2 741 948	463 932
Montant par part (action) après dilution	**0,86**	0,45	0,51	0,41	0,13
Valeur comptable nette par part (action), montant de base à la fin de l'exercice [4]	**2,99**	2,27	2,23	2,03	1,47
Nombre moyen pondéré de parts (actions), résultat de base	**18 084 880**	10 189 113	10 222 981	7 029 077	3 224 832
Nombre moyen pondéré de parts (actions), résultat dilué	**18 360 628**	10 210 214	10 022 981	7 029 077	3 224 832
Parts (actions) en circulation à la fin de l'exercice, résultat de base	**27 949 881**	10 558 474	10 035 849	9 994 839	4 840 499
Parts (actions) en circulation à la fin de l'exercice, résultat dilué	**28 225 629**	10 558 474	10 035 849	9 994 839	4 840 499
Situation financière					
Fonds de roulement	**9 134 401**	1 332 362	(1 074 895)	(108 938)	(69 407)
Ratio de liquidité générale	**1,53 à 1**	1,18 à 1	0,83 à 1	0,98 à 1	0,97 à 1
Immobilisations, montant net	**102 917 660**	37 955 033	38 658 044	28 840 554	15 833 078
Total de l'actif	**140 940 993**	48 174 928	44 157 119	34 719 620	18 305 699
Nouvelles immobilisations	**70 090 383**	1 397 495	11 665 372	13 888 854	10 078 287
Dette à long terme (déduction faite de la partie à court terme)	**35 127 703**	13 832 610	12 358 615	6 886 770	7 015 371
Ratio de la dette à long terme/ capitaux propres	**0,47 à 1**	0,58 à 1	0,55 à 1	0,34 à 1	0,99 à 1
Capital des porteurs de parts (actionnaires)	**83 627 894**	23 920 433	22 385 208	20 332 873	7 115 128
Nombre d'installations de forage appartenant à la Fiducie et exploitées par celle-ci (à la fin de l'exercice)	**21**	12	12	8	6
Nombre de platesformes de maintenance appartenant à la Fiducie et exploitées par celle-ci (à la fin de l'exercice)	**8**	8	8	8	-
Installations de forage					
Nombre de journées d'exploitation (du démarrage à la fermeture)	**3 936**	1 890	1 670	1 106	448
Utilisation (journées d'exploitation) en tant que pourcentage des jours civils	**63 %**	43 %	43 %	48%	43%
Moyenne d'utilisation de l'industrie selon la CAODC	**53 %**	39 %	53 %	55 %	41 %
Platesformes de maintenance					
Heures d'exploitation	**19 579**	15 492	16 104	n/a	n/a
Entretien de puits de Trinidad	**67 %**	53 %	55 %	n/a	n/a
Entretien de puits de la CAODC	**56 %**	49 %	54 %	n/a	n/a
Puits forés dans l'Ouest canadien	**19 851**	14 459	18 485	16 485	16 605

Notes :

1) *Le BAIIA correspond au bénéfice avant les intérêts, les impôts sur les bénéfices et l'amortissement. Les lecteurs sont prévenus que le BAIIA n'a pas de signification normalisée selon les PCGR; toutefois, Trinidad calcule le BAIIA de manière uniforme d'une période comptable à l'autre.*
2) *Le BAII correspond au BAIIA, déduction faite de l'amortissement.*
3) *Le rendement des capitaux propres correspond au quotient du bénéfice net et du capital des porteurs de parts (actionnaires) moyen pondéré trimestriel.*
4) *La valeur comptable par part correspond au quotient du capital des porteurs de parts (actionnaires) et du nombre de parts (actions) en circulation à la fin de l'exercice.*
5) *Les données de 1999 représentent l'exercice de 13 mois terminé le 31 décembre 1999.*
6) *Bénéfice net avant les frais de restructuration.*

A|S|C
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

TRINIDAD ENERGY SERVICES INCOME TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated July 19, 2004.

DATED at Calgary, Alberta this July 19, 2004

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

SEDAR Project # 00666478

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié. Quiconque donne à entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Les titres offerts par les présentes n'ont pas été ni ne seront enregistrés aux termes de la loi des États-Unis intitulée Securities Act of 1933, *en sa version modifiée (la* Loi de 1933*) ou d'une loi sur les valeurs mobilières d'un État. Par conséquent, les titres ne peuvent être offerts ni vendus aux États-Unis ou à des personnes des États-Unis (au sens du* Regulation S *pris aux termes de la Loi de 1933) sauf dans le cadre d'opérations dispensées des exigences d'enregistrement de la Loi de 1933 et des lois sur les valeurs mobilières applicables d'un État. Le présent prospectus simplifié ne constitue pas une offre de vente ni une sollicitation visant une offre d'achat des titres offerts par les présentes aux États-Unis. Voir « Mode de placement ».*

PROSPECTUS SIMPLIFIÉ

Nouvelle émission **Le 19 juillet 2004**


TRINIDAD
ENERGY SERVICES INCOME TRUST

25 000 006 $
3 205 129 parts de fiducie

Prix : 7,80 $ par part de fiducie

Le présent prospectus simplifié vise le placement de 3 205 129 parts de fiducie (les *parts de fiducie*) de Trinidad Energy Services Income Trust (la *Fiducie*) au prix de 7,80 $ la part de fiducie (le *placement*). Le prix des parts offertes aux termes du présent prospectus simplifié a été établi par voie de négociation entre Trinidad Drilling Ltd. (*Trinidad*), pour le compte de la Fiducie, et Raymond James Ltée, pour son propre compte et celui des autres preneurs fermes (définis ci-dessous).

Le produit net du présent placement servira à réaliser l'acquisition indirecte par la Fiducie de la quasi-totalité des actifs de forage de Wilson Drilling Ltd. (*Wilson*). La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Wilson (définie aux présentes), autres que le paiement du prix d'achat (défini aux présentes) à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Wilson ne se réalisera pas. Voir « Faits récents – Acquisition d'actifs de Wilson Drilling Ltd. » et « Emploi du produit ».

Les parts de fiducie en circulation sont inscrites à la cote de la Bourse de Toronto (la *TSX*) sous le symbole *TDG.UN*. Le 16 juillet 2004, le cours de clôture des parts de fiducie à la TSX s'élevait à 7,71 $. La TSX a conditionnellement approuvé l'inscription à sa cote des parts de fiducie placées aux termes du présent prospectus simplifié. L'inscription est conditionnelle au respect par la Fiducie de toutes les exigences de la TSX au plus tard le 8 octobre 2004.

	Prix d'offre	Rémunération des preneurs fermes	Produit net revenant à la Fiducie[1]
Par part de fiducie	7,80 $	0,39 $	7,41 $
Total[2]	25 000 006 $	1 250 000 $	23 750 006 $

Notes :

(1) Avant déduction des frais estimatifs du placement, soit 600 000 $, qui seront payés par prélèvement sur les fonds généraux de la Fiducie.

(2) La Fiducie a accordé aux preneurs fermes une option (l'*option*) visant l'achat de 250 000 parts de fiducie supplémentaires au prix d'offre, option qui peut être levée en totalité ou en partie en tout temps jusqu'à 9 h (heure de Calgary) le jour précédant la date de clôture (définie aux présentes). Les parts de fiducie qui peuvent être émises à la levée de l'option sont visées par le placement aux termes du présent prospectus simplifié. Si l'option est levée intégralement, le placement total, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (avant le paiement des frais du présent placement) s'élèveront à 26 950 006 $, à 1 347 500 $ et à 25 602 506 $ respectivement. Voir « Mode de placement ».

Le 8 juillet 2004, la Fiducie a annoncé que, conditionnellement à la clôture de l'opération Wilson (définie aux présentes), elle compte faire passer sa distribution en espèces par part de fiducie de 0,055 $ à 0,06 $ par mois (soit à 0,72 $ la part de fiducie par année), à compter du paiement qui devrait être versé le 15 août 2004 aux porteurs de parts (les *porteurs de parts*) inscrits le 30 juillet 2004. Dans la mesure où la clôture du présent placement a lieu avant le 30 juillet 2004, les souscripteurs qui réalisent leur achat de parts de fiducie auprès des preneurs fermes aux termes du présent placement et qui sont toujours les porteurs inscrits de ces parts de fiducie le 30 juillet 2004 auront le droit de recevoir la distribution qui devrait être versée le 15 août 2004. Voir « Faits récents – Augmentation des distributions » et « Politique de distribution ».

Raymond James Ltée, Marchés mondiaux CIBC inc., Valeurs mobilières TD Inc., Haywood Securities Inc., Investissements Premiers Associés Inc., Valeurs mobilières Desjardins inc., Corporation de valeurs mobilières Dundee et FirstEnergy Capital Corp. (collectivement, les *preneurs fermes*) offrent conditionnellement les parts de fiducie, pour leur propre compte, sous les réserves d'usage concernant leur vente préalable, leur émission et leur livraison par la Fiducie et leur acceptation par les preneurs fermes conformément aux conditions énoncées dans la convention de prise ferme dont il est question sous la rubrique « Mode de

placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Blake, Cassels & Graydon s.r.l., pour le compte de la Fiducie, et par Macleod Dixon LLP, pour le compte des preneurs fermes.

Valeurs mobilières TD Inc. est, directement ou indirectement, filiale en propriété exclusive d'une banque à charte canadienne qui est prêteur de Trinidad. En conséquence, la Fiducie peut être considérée comme un émetteur associé à ce preneur ferme en vertu des lois en valeurs mobilières canadiennes applicables. Voir « Relation entre la Fiducie et un certain preneur ferme ».

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et du droit de clore les registres de souscription à tout moment et sans avis. La clôture du présent placement et la clôture de l'opération Wilson (définie aux présentes) devraient avoir lieu vers le 27 juillet 2004 mais, quoi qu'il en soit, au plus tard le 6 août 2004. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, effectuer des opérations qui stabilisent ou maintiennent le cours des parts de fiducie à des niveaux autres que ceux qui pourraient se former par ailleurs sur le marché libre. Voir « Mode de placement ».

TABLE DES MATIÈRES

Sauf indication contraire, dans le présent prospectus, tous les montants sont exprimés en dollars canadiens.

DESCRIPTION DES FLUX DE TRÉSORERIE DE LA FIDUCIE

Dans le présent prospectus simplifié et les documents intégrés par renvoi aux présentes, la Fiducie utilise l'expression « flux de trésorerie de la Fiducie » pour désigner la somme qui devrait être disponible à des fins de distribution aux porteurs de parts et l'expression « BAIIA » pour désigner le bénéfice de la Fiducie avant intérêts, impôts et amortissement. Les expressions « flux de trésorerie de la Fiducie » et « BAIIA » ne sont pas des mesures reconnues par les principes comptables généralement reconnus au Canada (les *PCGR*) et n'ont pas de définition normalisée prescrite par les PCGR; les « flux de trésorerie de la Fiducie » sont une somme calculée conformément à l'acte de fiducie (défini aux présentes) et Trinidad calcule le BAIIA de manière uniforme pour chaque période de déclaration. Par conséquent, les flux de trésorerie de la Fiducie et le BAIIA ne peuvent être comparés à des mesures semblables présentées par d'autres émetteurs et les épargnants sont priés de noter que les flux de trésorerie de la Fiducie et le BAIIA ne devraient pas être considérés comme des équivalents du bénéfice net, des flux de trésorerie découlant des activités d'exploitation ou d'autres mesures de rendement financier calculés conformément aux PCGR.

Le tableau suivant présente un rapprochement du bénéfice net et du BAIIA de la Fiducie pour les périodes indiquées :

	31 mars 2004 (en milliers de dollars)	**31 mars 2003 (en milliers de dollars)**	**31 décembre 2003 (en milliers de dollars)**	**31 décembre 2002 (en milliers de dollars)**
Bénéfice net pour la période :	3 999	2 073	4 599	1 255
Amortissement	3 026	962	5 825	2 158
Impôt courant	161	36	336	115
Impôt futur	1 616	717	1 886	323
Intérêt	720	312	2 265	979
Frais de réorganisation	-	-	-	818
BAIIA	9 522	4 100	14 911	5 648

DOCUMENTS INTÉGRÉS PAR RENVOI

Des renseignements tirés de documents déposés auprès de commissions des valeurs mobilières ou d'autres autorités similaires au Canada sont intégrés par renvoi dans le présent prospectus simplifié. On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au secrétaire de Trinidad, à ses bureaux situés au 333 – 5th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3B6 (numéro de téléphone (403) 265-6525), ou en accédant aux documents d'information disponibles par l'entremise d'Internet auprès du Système électronique de données, d'analyse et de recherche (SEDAR) à l'adresse www.sedar.com. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire du dossier d'information auprès du secrétaire de Trinidad, à l'adresse et au numéro de téléphone susmentionnés.

Les documents de la Fiducie énumérés ci-après et déposés auprès de commissions des valeurs mobilières ou d'autorités semblables au Canada font partie intégrante du présent prospectus simplifié :

a) la notice annuelle de renouvellement de la Fiducie datée du 19 mai 2004 pour l'exercice terminé le 31 décembre 2003 (la *notice annuelle*);

b) le rapport de gestion de la Fiducie pour l'exercice terminé le 31 décembre 2003;

c) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes au 31 décembre 2003 et pour l'exercice terminé à cette date, avec le rapport des vérificateurs y afférent;

d) le rapport de gestion de la Fiducie pour le trimestre terminé le 31 mars 2004;

e) les états financiers consolidés comparatifs non vérifiés de la Fiducie au 31 mars 2004 et pour le trimestre terminé à cette date;

f) la circulaire de sollicitation de procurations de la Fiducie datée du 11 mai 2004 se rapportant à l'assemblée générale annuelle et extraordinaire des porteurs de parts tenue le 9 juin 2004 (à l'exception des sections qui, selon la Norme canadienne 44-101 des Autorités canadiennes en valeurs mobilières, n'ont pas à être intégrées par renvoi dans les présentes, soit les renseignements présentés sous les rubriques « Rapport sur la rémunération de la haute direction », « Graphique du rendement » et « Énoncé des pratiques de gouvernance d'entreprise » ainsi que les renseignements présentés à l'annexe D de celle-ci);

g) les rapports de changement important de la Fiducie en date du 19 février 2004 et du 15 mars 2004 (le *rapport de mars 2004*) ayant trait à l'acquisition de la quasi-totalité des actifs de Arrow Drilling Inc. (l'*acquisition Arrow*) et le placement de parts de fiducie par voie de prospectus connexe;

h) le bilan non vérifié d'Arrow Drilling Inc. au 31 décembre 2003 et les états non vérifiés des résultats, des bénéfices non répartis et de l'évolution de la situation financière pour les semestres terminés les 31 décembre 2003 et 2002 et les états financiers annuels vérifiés d'Arrow Drilling Inc. au 30 juin 2003, au 30 juin 2002 et au 30 juin 2001 et pour les exercices terminés à ces dates, avec le rapport des vérificateurs y afférent, contenus dans le prospectus simplifié de la Fiducie daté du 3 mars 2004 (le *prospectus de mars*);

i) les états financiers vérifiés de Bear Drilling Ltd. au 30 avril 2003, au 30 avril 2002 et au 30 avril 2001 et pour les exercices terminés à ces dates, avec le rapport des vérificateurs y afférent, contenus dans le prospectus de mars;

j) le bilan non vérifié de Saturn Drilling Inc. au 28 février 2003 et les états non vérifiés des résultats, des bénéfices non répartis et de l'évolution de la situation financière pour les périodes de neuf mois terminées le 28 février 2003 et le 28 février 2002 et les états financiers annuels vérifiés

de Saturn Drilling Inc. au 31 mai 2002 et pour l'exercice terminé à cette date, avec le rapport des vérificateurs y afférent, contenus dans le prospectus de mars.

k) la déclaration de changement important de la Fiducie datée du 13 juillet 2004 à l'égard de l'acquisition de la quasi-totalité des actifs de Wilson Drilling Ltd. et du présent placement.

Si l'un quelconque des documents ci-dessous est déposé par la Fiducie auprès des commissions de valeurs ou d'autorités analogues dans les provinces du Canada après la date du présent prospectus simplifié et avant la fin du présent placement, il sera réputé intégré par renvoi dans le présent prospectus simplifié :

a) des rapports et déclarations de changement important (sauf les rapports et déclarations de changement important confidentiels);

b) des états financiers intermédiaires comparatifs;

c) des états financiers comparatifs à l'égard de l'exercice complet le plus récent de la Fiducie, avec le rapport des vérificateurs qui l'accompagne;

d) des circulaires de sollicitation de procurations (à l'exception des renseignements comparables à ceux des sections de la circulaire de sollicitation de procurations de la Fiducie datée du 11 mai 2004 qui ne sont pas intégrées par renvoi dans le présent prospectus simplifié).

Toute déclaration contenue dans un document intégré ou réputé intégré aux présentes par renvoi sera réputée modifiée ou remplacée aux fins du présent prospectus simplifié dans la mesure où une déclaration qui figure aux présentes ou dans tout autre document déposé par la suite, qui est également intégré aux présentes par renvoi ou est réputé l'être, modifie ou remplace cette déclaration. Il n'est pas nécessaire que la déclaration de modification ou de remplacement indique qu'elle a modifié ou remplacé une déclaration antérieure ou inclue d'autres renseignements présentés dans le document qu'elle modifie ou remplace. L'inclusion d'une information modificatrice ou de remplacement n'est pas réputée constituer, à quelque fin que ce soit, une admission du fait qu'au moment où l'information antérieure a été faite elle constituait une information fausse ou trompeuse, une déclaration fausse d'un fait important ou une omission de déclarer un fait important qui doit être déclaré ou dont la mention est nécessaire pour éviter qu'une déclaration ne soit trompeuse à la lumière des circonstances dans lesquelles elle a été faite. Toute déclaration ainsi modifiée ou remplacée ne sera réputée faire partie du présent prospectus simplifié que dans la mesure où elle est ainsi modifiée ou remplacée.

ÉNONCÉS PROSPECTIFS

Certains énoncés figurant dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. L'utilisation de termes tels que « prévoir », « continuer », « estimer », « pouvoir » et d'autres expressions semblables vise à indiquer des énoncés prospectifs. Ces énoncés sous-entendent des risques connus, des risques inconnus, des incertitudes ainsi que d'autres facteurs qui pourraient faire en sorte que les résultats réels ou la suite des événements diffèrent de façon importante de ceux qui sont prévus dans ces énoncés prospectifs. La Fiducie est d'avis que les prévisions reflétées dans ces énoncés prospectifs sont raisonnables, mais rien ne saurait garantir que ces prévisions se révéleront exactes et on ne devrait pas se fier indûment aux énoncés prospectifs inclus ou intégrés par renvoi dans le présent prospectus. Ces énoncés sont valides uniquement à la date du présent prospectus simplifié ou à la date indiquée dans les documents qui y sont intégrés par renvoi, selon le cas. La Fiducie n'entend pas mettre à jour ces énoncés prospectifs et n'assume aucune obligation de ce faire.

TRINIDAD ENERGY SERVICES INCOME TRUST

La Fiducie

Trinidad Energy Services Income Trust est une fiducie d'investissement à capital variable non constituée en société et régie par les lois de la province d'Alberta, qui a été créée aux termes d'un acte de fiducie daté du 1er août 2002 conclu entre Trinidad et Valiant Trust Company, en sa version modifiée avec prise d'effet le 31 décembre 2003 (collectivement, l'*acte de fiducie*). La Fiducie détient la totalité des actions ordinaires émises et en circulation de Trinidad ainsi que la totalité des billets subordonnés non assortis d'une sûreté émis par Trinidad à la Fiducie et d'un montant en capital global de 107 082 402,90 $ (les *billets*). Les activités de la Fiducie, y compris la fourniture d'installations et de services de forage et de reconditionnement à des sociétés de production et d'exploration pétrolières et gazières exerçant des activités dans l'Ouest canadien, sont menées par Trinidad.

Le siège social et bureau principal de la Fiducie est situé au 333 – 5th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3B6.

Trinidad Drilling Ltd.

Trinidad est une entreprise d'installations de forage et de plates-formes de maintenance qui offre des services de forage à contrat au secteur pétrolier et gazier canadien. Trinidad compte actuellement un total de 31 installations de forage et de huit plates-formes de maintenance.

Trinidad a été constituée sous le régime de la loi intitulée *Business Corporations Act* (Saskatchewan) le 23 février 1996 sous la dénomination de 614651 Saskatchewan Ltd. Trinidad a modifié ses statuts pour remplacer sa dénomination par celle de Trinidad Drilling Ltd. le 9 mai 1996. Trinidad s'est prorogée en Alberta le 29 juin 1999 et, avec prise d'effet le 30 juin 1999, elle a fusionné avec 804969 Alberta Ltd. La société issue de la fusion s'est prorogée sous la dénomination de « Trinidad Drilling Ltd. ». Dans le cadre de cette fusion, Trinidad a modifié ses statuts, notamment pour y supprimer les restrictions relatives à son statut de société fermée. Le 11 mars 2004, les statuts de Trinidad ont de nouveau été modifiés pour permettre l'émission, en séries, d'actions échangeables (les *actions échangeables*).

Avec prise d'effet à la fin de son exercice 1999, Trinidad a remplacé la date de sa fin d'exercice du 30 novembre par celle du 31 décembre afin de rendre Trinidad conforme aux pratiques dominantes d'établissement de rapports financiers ayant cours dans le secteur.

En octobre 2000, Trinidad a réalisé son premier appel public à l'épargne (le *PAPE*), émettant 4,0 millions d'unités au prix de 2,50 $ l'unité. Chaque unité était constituée d'une action ordinaire de Trinidad et d'un demi-bon de souscription d'action ordinaire, chaque bon de souscription entier pouvant être exercé en vue d'obtenir une action ordinaire de Trinidad au prix d'exercice de 3,00 $ au plus tard le 11 décembre 2001. Le produit net que Trinidad a tiré du PAPE s'élevait à 9,0 millions de dollars. Les actions de Trinidad ont commencé à se négocier sous le symbole « TDG » à la TSX le 11 octobre 2000.

Le 17 septembre 2002, Trinidad a fusionné avec Trinidad Acquisition Corp. et est devenue une filiale en propriété exclusive de la Fiducie aux termes d'une réorganisation (l'*arrangement*) changeant Trinidad en fiducie de revenu, au moyen d'un plan d'arrangement aux termes de la *Business Corporations Act* (Alberta) (l'*ABCA*). Après l'arrangement, les actions ordinaires de Trinidad ont été radiées de la cote de la TSX, et la négociation des parts de fiducie à la TSX a commencé.

Le 10 mars 2004, Trinidad a constitué en société Trinidad Exchange Corp. (*Trinidad ExchangeCo*), filiale en propriété exclusive, aux termes de l'ABCA. Trinidad ExchangeCo a été constituée aux fins de faciliter l'intégration des actions échangeables dans la structure du capital de la Fiducie et de ses filiales. Trinidad ExchangeCo n'exerce pas d'activités autres que celles qui se rapportent aux actions échangeables.

Les fonctions de siège social et de bureau principal de Trinidad sont effectuées à ses bureaux situés au 333 – 5th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3B6. En outre, Trinidad maintient un bureau de chantier à Lloydminster (Alberta), une cour d'exploitation à Blackfoot (Alberta), des bureaux administratifs et une cours d'exploitation à Calgary (Alberta) et deux bureaux administratifs à Edmonton (Alberta). Le siège social de Trinidad est situé au 855 – 2nd Street S.W., bureau 3500, Calgary (Alberta) T2P 4J8.

Trinidad est enregistrée comme société extraprovinciale pour exercer des activités au Manitoba, en Saskatchewan, en Colombie-Britannique et dans les Territoires du Nord-Ouest.

Organigramme

Le diagramme suivant illustre la structure organisationnelle simplifiée de la Fiducie, y compris la filiale importante de la Fiducie, ainsi que le mouvement des flux de trésorerie de Trinidad vers la Fiducie et de la Fiducie vers ses porteurs de parts :



Porteurs de parts
Parts de fiducie (100 %)
Distributions en espèces(3)
Trinidad Energy Services Income Trust
Flux de trésorerie de la Fiducie(1)
Actions de Trinidad (100 %)
Billets (100 %)(2)
Trinidad Drilling Ltd.

Notes :

(1) Les flux de trésorerie de la Fiducie représentent les paiements effectués par Trinidad à la Fiducie à l'égard du remboursement du capital des billets et du versement de l'intérêt sur ceux-ci. Outre ces paiements, Trinidad peut également verser un revenu de dividendes à la Fiducie.

(2) La Fiducie peut investir le remboursement du capital des billets dans des titres de Trinidad pour permettre à cette dernière de procéder à des dépenses en immobilisations.

(3) Des distributions en espèces devraient être versées aux porteurs de parts mensuellement en fonction des flux de trésorerie de la Fiducie. Voir « Politique de distribution ».

(4) Ne tient pas compte de la constitution de Trinidad ExchangeCo. Voir « Trinidad Energy Services Income Trust – Trinidad Drilling Ltd. ». Ne tient pas compte de la constitution de ManagementCo (définie dans les présentes). Voir « Acquisition d'actifs de Wilson Drilling Ltd. – Convention de gestion modifiée et mise à jour ».

Des descriptions détaillées de l'activité de la Fiducie et de Trinidad sont fournies sous les rubriques « Description des activités de la Fiducie » et « Description générale et évolution des activités de Trinidad » dans la notice annuelle.

Le parc d'installations de forage de Trinidad (avant la réalisation de l'acquisition Wilson) se détaille comme suit :

Nº de l'installation	Type	Fabricant	Profondeur (calculée en mètres)
1	Double lourde	Rigmaster P-500	2 800
2	Double lourde	Rigmaster P-500	3 200
3	Double lourde	Rigmaster P-500	2 800
4	Double lourde	Rigmaster P-500	2 800
5	Triple	Unit 15 TMS	2 500
6	Simple	Failing 2500	1 000
7	Simple	Failing 3500	1 250
8	Rng III simple	Rigmaster P-300	1 800
9	Rng III simple	Rigmaster P-300	1 800
10	Rng III simple	Rigmaster P-300	1 800
11	Rng III simple	Rigmaster P-300	1 800
12	Rng III simple	Rigmaster P-300	1 800
13	Double lourde	TSM 7000A	3 000
14	Double lourde	Rigmaster P-600	3 000

N° de l'installation	Type	Fabricant	Profondeur (calculée en mètres)
15	Triple	Rigmaster P-850	3 500
16	Double lourde	Mastco	3 200
17	Double lourde	Mastco	3 600
18	Double lourde	Hyduke	3 300
19	Double lourde	Dreco	3 500
20	Triple	Mastco	5 500
21	Triple	Mastco	4 200
22	Double lourde	Rigmaster	3 500
23	Double lourde	Rigmaster	3 500
24	Double	Superior 300	1 700
25	Simple	Gardner Denver	1 300
26	Simple	Rigmaster	1 300
27	Double	Superior 300	1 800
28	Double	Rigmaster	2 300
29	Double	Ideco	2 000
30	Simple	Ideco	1 300
31	Double	Rigmaster	2 600

Le parc de plates-formes de maintenance de Trinidad se détaille comme suit :

N° de la plate-forme	Type	Fabricant	Profondeur (calculée en mètres)
1	Double/simple	Cardwell/Mainland	1 500
2	Double/simple	Cardwell/Mainland	1 500
3	Simple/simple	Uniflex	800
4	Double/simple	Cardwell/Mainland	1 500
5	Double/simple	Franks	2 000
6	Simple/simple	Franks	1 200
7	Double/simple	Sky Top/Brewster	2 000
8	Double/simple	Cooper	1 500

FAITS RÉCENTS

Acquisition d'actifs de Wilson Drilling Ltd.

Convention d'achat d'actifs

Le 8 juillet 2004, Trinidad a conclu une convention d'achat d'actifs (la *convention d'achat d'actifs*) avec Wilson Drilling Ltd. (*Wilson*), société fermée de l'Alberta sans lien de dépendance avec Trinidad et la Fiducie, aux termes de laquelle Trinidad a convenu d'acquérir la quasi-totalité des actifs de Wilson, soit quatre installations de forage et le matériel connexe, dont les tiges de forage, les pièces de rechange et d'autres articles divers en stock associés aux installations de forage (l'*acquisition Wilson*).

Le prix d'achat (le *prix d'achat*) qui sera versé à Wilson aux termes de la convention d'achat d'actifs est de 32 000 000 $ (dont 30 000 000 $ sont attribués aux installations de forage et 2 000 000 $ sont attribués au matériel connexe), payable à raison de 19 200 000 $ en espèces (la *tranche en espèces*) et le solde étant payable par l'émission d'actions échangeables de série B du capital de Trinidad (les *actions échangeables de série B*) ayant une valeur totale réputée de 12 800 000 $, qui posséderont essentiellement les attributs décrits sous la rubrique « Description des actions échangeables de série B ». Chaque action échangeable de série B sera initialement échangeable, sans le versement d'une contrepartie, en une part de fiducie (sous réserve de rajustements dans certaines circonstances) (le *ratio d'échange*) pendant cinq ans à compter de la date d'émission. Les actions échangeables de série B ne donnent pas droit de recevoir des distributions en espèces de la Fiducie; toutefois, le ratio d'échange est automatiquement majoré conformément à une formule préétablie pour tenir compte des distributions versées par la Fiducie avant l'échange des actions échangeables de série B. À la clôture de l'acquisition prévue dans la convention d'achat d'actifs (la *clôture de l'opération Wilson*), 3 000 000 $ de la tranche en espèces seront détenus en fiducie par les conseillers juridiques de Wilson, à titre de dépôt au cas où des actifs seraient manquants, ne seraient pas en bon état de fonctionnement ou seraient grevés d'une charge. À compter de la date de la clôture de

l'opération Wilson, Trinidad disposera de 30 jours pour inspecter ces actifs et sera remboursée sur ces 3 000 000 $ de la juste valeur marchande de tout actif manquant, des frais devant être engagés pour remettre tout autre actif en bon état de fonctionnement et du montant requis pour remettre à Trinidad un titre libre et franc sur ces actifs. Le solde de ces 3 000 000 $ sera payé à Wilson.

Les actions échangeables de série B seront émises au prix de 7,80 $ l'action échangeable de série B.

La convention d'achat d'actifs contient les déclarations et garanties des parties qui sont habituelles pour des opérations de cette nature et qui continueront de produire leurs effets pendant 12 mois à compter de la date de la clôture de l'opération Wilson. La convention d'achat d'actifs contient également les engagements habituels pour des opérations de cette nature, Wilson étant donc tenue d'exercer ses activités dans le cours normal, conformément aux pratiques adoptées par le passé, jusqu'à la date de la clôture de l'opération Wilson. La convention d'achat d'actifs contient également des dispositions d'indemnisation standard, y compris des indemnisations mutuelles standard tant par Trinidad que par Wilson à l'égard de toute violation importante des déclarations et garanties ou du défaut de respecter tout engagement ou toute convention importante aux termes de cette convention. Aucune réclamation en indemnisation aux termes de la convention d'achat d'actifs ne peut être faite par une des parties avant que l'ensemble de ces réclamations ne dépasse 200 000 $, et seuls les montants qui, au total, sont supérieurs à 200 000 $ feront l'objet d'une indemnisation. La responsabilité totale d'une partie aux termes de la convention d'achat d'actifs ne sera jamais supérieure au prix d'achat.

Le produit net tiré du présent placement sera affecté à la tranche en espèces du prix d'achat. La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Wilson, autres que le paiement du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Wilson ne se réalisera pas. Voir « Emploi du produit ». La clôture de l'acquisition Wilson est également assujettie au respect des conditions habituelles pour un achat d'actifs de cette nature, dont (i) le fait que Trinidad soit satisfaite de sa vérification diligente de Wilson, (ii) la capacité de Wilson de céder ses actifs à Trinidad libres et francs de toute sûreté ou autres charges et (iii) la réception des approbations nécessaires de la TSX et des autorités en valeurs mobilières compétentes. En outre, la clôture de l'opération Wilson est conditionnelle à la signature et à la livraison de la convention de gestion (définie aux présentes). Voir « Acquisition d'actifs de Wilson Drilling Ltd. – Convention de gestion modifiée et mise à jour ».

À titre de condition supplémentaire de l'acquisition Wilson, il est prévu que Wilson, ses actionnaires, ses administrateurs et ses dirigeants concluent avec Trinidad des conventions de non-concurrence aux termes desquelles chacun s'engagera à ne pas livrer concurrence à l'entreprise de Trinidad au cours des trois années suivant la clôture de l'opération Wilson, sous réserve de certaines exceptions qui permettraient à certaines parties de continuer leurs activités à titre d'administrateurs, d'actionnaires ou d'employés de sociétés se livrant à des activités analogues à celles de Trinidad.

Trinidad a convenu d'offrir un emploi à tous les employés actuels de Wilson, et le président de Wilson a convenu de conclure avec Trinidad un contrat d'emploi pour non membre de la haute direction, aux termes duquel il aidera Trinidad dans le cadre de la transition associée à la réalisation de l'acquisition Wilson.

Incidence des actifs de Wilson sur l'exploitation de la Fiducie

Les actifs qui seront acquis de Wilson aux termes de l'acquisition Wilson comprennent quatre installations de forage (deux installations de forage doubles atteignant des profondeurs maximales de 3 500 mètres et deux installations de forage triples atteignant des profondeurs maximales de 4 700 mètres), des tiges de forage, des pièces de rechange et d'autres articles divers en stock associés aux installations de forage.

Le parc d'installations de forage de Wilson se détaille comme suit :

N° de l'installation	Profondeur	Fabricant
1	3 500 mètres	Alco
2	4 700 mètres	Continental Emsco
3	3 000 mètres	Mastco
4	4 000 mètres	Jayco

Pour Trinidad, l'acquisition Wison se traduira par un parc de forage plus vaste et mieux équilibré qui répondra mieux à la demande de la clientèle actuelle de Trinidad. En outre, l'acquisition Wilson élargira la clientèle actuelle

de Trinidad pour y inclure des sociétés de production et d'exploration pétrolières et gazières intégrées et intermédiaires auxquelles Trinidad ne fournit pas actuellement d'équipement de forage ou de maintenance de puits. Grâce à l'ajout des installations de Wilson, Trinidad s'attend à connaître dans l'ensemble de meilleurs taux d'utilisation. La direction prévoit que l'acquisition Wilson permettra également une meilleure efficacité au chapitre des coûts, la structure actuelle de Trinidad étant capable d'absorber l'ajout des installations de Wilson moyennant des augmentations minimes de ses frais généraux et administratifs actuels.

Convention de gestion modifiée et mise à jour

Shehtah-Wilson Drilling Partnership (la *société en nom collectif)*, société en nom collectif constituée sous le régime des lois de l'Alberta et dont les associés sont Wilson et Paramount Resources Ltd. (*Paramount*), fournit des services de forage de champs de pétrole. La société en nom collectif loue actuellement deux installations de forage d'un tiers aux fins de fournir les services de forage de champs de pétrole. Wilson et la société en nom collectif sont actuellement parties à une convention de gestion en date du 30 novembre 2001 aux termes de laquelle Wilson fournit certains services de gestion et de soutien à la société en nom collectif. En même temps que l'acquisition Wilson et à titre de condition de celle-ci, la convention de gestion existante sera cédée sans condition à une filiale en propriété exclusive de Trinidad (*ManagementCo*) qui sera constituée en société aux termes de l'ABCA et Trinidad, Wilson, Paramount et ManagementCo concluront une convention de gestion modifiée et mise à jour (la *convention de gestion*) prévoyant la prestation par ManagementCo de divers services de gestion, d'administration, d'exploitation et de soutien à l'égard de services de forage de champs de pétrole fournis par la société en nom collectif.

Conformément à la convention de gestion, ManagementCo recevra des frais de gestion mensuels correspondant à 5 % du produit d'exploitation brut de la société en nom collectif pour le mois en cause, le remboursement mensuel de tous les frais directs qu'elle engage et le versement mensuel des frais généraux et administratifs estimatifs. La convention de gestion sera en vigueur jusqu'à la première des éventualités suivantes, à savoir : (i) la résiliation du bail de matériel entre la société en nom collectif et Shehtah Drilling Limited, (ii) l'anniversaire de la date de prise d'effet de la convention de gestion (à compter du deuxième anniversaire) à condition que la société en nom collectif donne à ManagementCo un avis de son intention de résilier la convention de gestion au moins trois mois avant cette date d'anniversaire et (iii) la survenance de certains événements, y compris une faillite, une liquidation ou un manquement aux obligations importantes d'une partie qui n'est pas corrigé par la suite. Trinidad deviendra partie à la convention de gestion à la seule fin d'assurer que ManagementCo fournit tous les services qu'elle doit fournir selon les conditions énoncées dans la convention de gestion.

La Fiducie ne croit pas que les activités de la société en nom collectif et les obligations de ManagementCo aux termes de la convention de gestion auront un effet important sur l'entreprise et les activités de la Fiducie et de Trinidad.

Augmentation des distributions

Le 8 juillet 2004, la Fiducie a annoncé que, sous réserve de la clôture de l'opération Wilson, elle compte faire passer sa distribution en espèces par part de fiducie de 0,055 $ à 0,06 $ par mois (soit à 0,72 $ la part de fiducie par année), à compter du paiement qui devrait être versé par la Fiducie le 15 août 2004 aux porteurs de parts inscrits le 30 juillet 2004. Dans la mesure où la clôture du présent placement a lieu avant le 30 juillet 2004, les souscripteurs qui réalisent leur achat de parts de fiducie auprès des preneurs fermes aux termes du présent placement et qui sont toujours les porteurs inscrits de ces parts de fiducie le 30 juillet 2004 auront le droit de recevoir la distribution qui devrait être versée le 15 août 2004. Voir « Politique de distribution ».

Acquisition Arrow

Le 15 mars 2004, Trinidad a réalisé l'acquisition Arrow pour une contrepartie en espèces d'environ 26 000 000 $ et l'émission de 2 307 692 actions de la série initiale des actions échangeables de Trinidad (les *actions échangeables, série initiale*), au prix de 7,80 $ l'action échangeable, série initiale. Chaque action échangeable, série initiale, est échangeable, sans le versement d'une contrepartie, en une part de fiducie (sous réserve de rajustements dans certaines circonstances) pendant cinq ans à compter de la date d'émission du 15 mars 2004. Les actions échangeables, série initiale, ne donnent pas le droit de recevoir des distributions en espèces de la Fiducie; toutefois, le ratio d'échange pour les actions échangeables, série initiale, est automatiquement majoré conformément à une formule préétablie pour tenir compte des distributions effectuées par la Fiducie avant l'échange des actions échangeables, série initiale. Les actifs acquis d'Arrow aux termes de l'acquisition Arrow comprennent cinq

installations doubles de forage (ayant une profondeur calculée de 2 600 mètres), trois installations triples de forage (ayant une profondeur calculée de 1 400 mètres), des tiges de forage et des pièces de rechange. La notice annuelle intégrée par renvoi aux présentes contient des renseignements supplémentaires concernant l'effet de l'acquisition Arrow sur les résultats d'exploitation de la Fiducie.

STRUCTURE DU CAPITAL CONSOLIDÉ

Le tableau ci-dessous présente la structure du capital consolidé de la Fiducie au 31 décembre 2003 et au 31 mai 2004, compte tenu et compte non tenu du placement et de l'acquisition de Wilson :

	En cours au 31 décembre 2003	**En cours au 31 mai 2004**	**En cours au 31 mai 2004, compte tenu du placement et de l'acquisition de Wilson [1) 2)]**
Dette à long terme [3)]	42 209 522 $	42 295 631 $	38 345 626 $
Capital des porteurs de parts	79 093 121 $ (27 949 881 parts de fiducie)	110 721 549 $ (32 314 672 parts de fiducie)	133 871 554 $ (35 519 801 parts de fiducie)
Actions échangeables, série initiale [4)]	Néant	17 999 998 $ (2 307 692 actions échangeables, série initiale)	17 999 998 $ (2 307 692 actions échangeables, série initiale)
Actions échangeables, série B [5)]	Néant	Néant	12 800 000 $ ([1 641 026] actions échangeables, série B)

Notes :

1) En supposant l'émission de 3 205 129 parts de fiducie en contrepartie globale de 25 000 006 $, moins la rémunération des preneurs fermes de 1 250 000 $ et les frais de placement estimatifs de 600 000 $, pour un produit net du placement de quelque 23 150 006 $. Si l'option est exercée en entier, la Fiducie émettra 3 455 129 parts de fiducie en contrepartie globale de 26 950 006 $, moins la rémunération des preneurs fermes de 1 347 500 $ et les frais estimatifs du présent placement de 600 000 $, pour un produit net estimatif de 25 002 506 $ découlant du présent placement. Se reporter à la rubrique « Mode de placement ».

2) Au 31 mars 2004, 236 100 options sur actions de Trinidad étaient en cours, pouvaient être exercées à des prix se situant entre 1,58 $ et 2,25 $ la part de fiducie et venaient à échéance à diverses dates jusqu'en mai 2007. Au 31 mars 2004, 2 273 951 droits de Trinidad étaient en cours, pouvaient être exercés à des prix se situant entre 2,78 $ et 8,25 $ la part de fiducie et venaient à échéance à diverses dates jusqu'en mars 2009.

3) GE Canada Equipment Financing G.P. (« **GE Canada** ») a consenti à Trinidad des facilités de crédit en vertu d'un contrat d'emprunt daté du 24 décembre 2002, tel qu'il a été modifié par un accord modificateur daté du 15 juillet 2003 et d'un second accord modificateur daté du 20 février 2004 (collectivement, le « **contrat d'emprunt** »). Les facilités de crédit consistent en une facilité de crédit à terme non renouvelable et prorogeable de 65 000 000 $, sur laquelle Trinidad avait prélevé environ 42,3 millions de dollars au 31 mai 2004. Les intérêts aux termes du contrat d'emprunt sont calculés au taux des acceptations bancaires de référence majoré d'un pourcentage prescrit. La Fiducie a reconnu la priorité de la dette consentie à Trinidad par GE Canada sur toute autre dette qui lui est due par Trinidad. Le contrat d'emprunt est garanti par un contrat de garantie (le « **contrat de garantie** »), aux termes duquel Trinidad a accordé à GE Canada une sûreté sur tous ses biens meubles actuels et subséquemment acquis. Trinidad dispose également d'une facilité de crédit d'exploitation prorogeable et renouvelable (la « **facilité de crédit d'exploitation** ») de 15 000 000 $ datée du 15 octobre 2003 qui a été consentie par une banque canadienne (le « **prêteur** »), laquelle est garantie par une sûreté sur tous les biens meubles actuels et subséquemment acquis de Trinidad. La Fiducie a reconnu la priorité de la dette consentie à Trinidad par le prêteur sur toute autre dette qui lui est due par Trinidad. Les questions de priorité entre GE Canada et le prêteur sont régies par une entente établissant les priorités entre les créanciers datée du 15 octobre 2003 entre GE Canada, le prêteur et Trinidad, dans le cadre de laquelle le prêteur a une charge de premier rang sur les comptes débiteurs de Trinidad et GE Canada obtient une charge de premier rang sur tous les autres biens meubles de Trinidad. La tranche du produit net du présent placement qui sera supérieure au montant nécessaire pour conclure l'acquisition de Wilson, laquelle devrait se chiffrer à 3 950 006 $ ou 5 802 506 $ si l'option est exercée en entier, sera utilisée par Trinidad pour réduire son endettement en vertu du contrat d'emprunt. Se reporter à la rubrique « Emploi du produit ».

4) Les actions échangeables, série initiale ont été émises à l'acquisition d'Arrow. Au 15 mai 2004, les actions échangeables, série initiale, sont convertibles en parts de fiducie à raison de une action échangeable pour 1,01390 part de fiducie. Le ratio d'échange à l'égard des actions échangeables, série initiale, augmente au paiement par la Fiducie de distributions à l'égard des parts de fiducie en remplacement d'un paiement en espèces aux porteurs des actions échangeables, série initiale. Se reporter aux rubriques « Description générale de la structure du capital – Description des actions échangeables » de la notice annuelle, à l'exception que le droit de rachat lié à un « Opération de contrôle de Trinidad Drilling » (tel que ce terme est décrit dans la notice annuelle) a été retiré de la convention d'actionnaires conclue relativement à l'acquisition d'Arrow et intégré dans les dispositions relatives aux actions échangeables, série initiale. Il y a une part spéciale comportant droit de vote en circulation qui au départ représentait un nombre maximal de 2 307 692 votes lors des assemblées des porteurs de parts. Cette part est assujettie à une réduction proportionnelle à l'échange d'actions échangeables, série initiale. Se reporter aux rubriques « Description générale de la structure du capital – Description des actions échangeables – Convention d'échange et de vote fiduciaire » de la notice annuelle.

5) Au moment de la clôture de l'acquisition de Wilson, les actions échangeables, série B seront convertibles en parts de fiducie conformément au ratio d'échange. Par la suite, le ratio d'échange augmentera au paiement par la Fiducie de distributions à l'égard des parts de fiducie en remplacement d'un paiement en espèces aux porteurs des actions échangeables, série B. Se reporter à la rubrique « Description des actions échangeables, série B ». Il y aura une part spéciale avec droit de vote (telle que définie dans le présent

prospectus) émise aux fiduciaires des actions échangeables (tel que ce terme est défini dans le présent prospectus) liée à l'émission des actions échangeables de série B qui au départ représentait un total maximal de 1 641 026 votes lors des assemblées des porteurs de parts et qui est assujettie à une réduction proportionnelle à l'échange d'actions échangeables, série B. Se reporter aux rubriques « Actions échangeables, série B – Caractéristiques des actions échangeables, série B – Convention d'échange et de vote fiduciaire ».

FOURCHETTE DES COURS ET VOLUME DES OPÉRATIONS SUR LES PARTS DE FIDUCIE

Les parts de fiducie actuellement en circulation sont inscrites à des fins de négociation à la TSX sous le symbole « TDG.UN ». Le tableau suivant présente les cours extrêmes et le volume des négociations sur les parts de fiducie pour les périodes indiquées, selon la TSX :

	Fourchette des cours ($)		
Période	**Haut**	**Bas**	**Volume des négociations**
2002			
Premier trimestre	1,85	1,10	381 189
Deuxième trimestre	1,80	1,21	431 601
Troisième trimestre[1]	1,46	1,74	1 261 703
Quatrième trimestre	2,20	1,65	622 526
2003			
Premier trimestre	3,00	2,01	1 242 504
Deuxième trimestre	3,93	2,55	4 076 262
Troisième trimestre	5,25	3,71	4 480 989
Quatrième trimestre	6,99	4,60	4 549 897
2004			
Premier trimestre	8,90	6,47	8 095 366
Deuxième trimestre	8,44	7,18	4 846 721

Note :

(1) Le 17 septembre 2002, l'arrangement a été réalisé, les actions ordinaires de Trinidad ont été radiées de la cote de la TSX et la négociation des parts de fiducie à la TSX a commencé.

Le 16 juillet 2004, le cours de clôture des parts de fiducie à la TSX s'élevait à 7,71 $.

EMPLOI DU PRODUIT

Le produit net estimatif que la Fiducie tirera du présent placement, déduction faite des frais estimatifs du présent placement, qui s'élèvent à 600 000 $, et de la rémunération des preneurs fermes, qui s'élève à 1 250 000 $, sera de 23 150 006 et, si l'option est levée intégralement, le produit net estimatif que la Fiducie tirera du présent placement, déduction faite des frais estimatifs du présent placement, qui s'élèvent à 600 000 $, et de la rémunération des preneurs fermes, qui s'élève à 1 347 500 $, sera de 25 002 506 $.

La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Wilson, autres que le paiement du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Wilson ne se réalisera pas. Voir « Faits récents – Acquisition d'actifs de Wilson Ltd. ».

Le produit net tiré du présent placement sera utilisé par la Fiducie pour souscrire des billets supplémentaires. Trinidad utilisera une partie de ces fonds de souscription pour financer la tranche en espèces du prix d'achat de l'acquisition Wilson et utilisera le solde des fonds de souscription pour réduire sa dette aux termes de la convention de prêt. Voir « Faits récents – Acquisition d'actifs de Wilson Drilling Ltd. », « Relation entre la Fiducie et un certain preneur ferme » et « Structure du capital consolidé ».

MODE DE PLACEMENT

Sous réserve des conditions d'une convention de prise ferme (la *convention de prise ferme*) conclue en date du 12 juillet 2004 par la Fiducie, Trinidad et les preneurs fermes, la Fiducie a convenu de vendre et les preneurs fermes ont convenu d'acheter pour leur propre compte, chacun pour une part déterminée, le 27 juillet 2004 ou à une date ultérieure dont peuvent convenir les parties (la *date de clôture*), mais quoi qu'il en soit au plus tard le 6 août 2004, 3 205 129 parts de fiducie au total, au prix de 7,80 $ par part de fiducie, pour une contrepartie totale de 25 000 006 $

payable à la Fiducie à la livraison des parts de fiducie. La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Wilson, autres que le paiement du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Wilson ne se réalisera pas. Voir « Faits récents – Acquisition d'actifs de Wilson Drilling Ltd. » et « Emploi du produit ». Dans le cadre du présent placement, la Fiducie payera aux preneurs fermes une rémunération de 0,39 $ par part de fiducie, soit une rémunération globale de 1 250 000 $. Le prix des parts de fiducie offertes aux présentes a été fixé par voie de négociation entre Trinidad, pour le compte de la Fiducie, et Raymond James Ltée, pour son compte et pour le compte des autres preneurs fermes.

La Fiducie a accordé aux preneurs fermes l'option, qui peut être levée en totalité ou en partie en tout temps jusqu'à 9 h (heure de Calgary) le jour précédant la date de clôture. Les parts de fiducie pouvant être émises à la levée de l'option sont visées par le placement aux termes du présent prospectus simplifié. Si l'option est levée intégralement, le placement total, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (avant le paiement des frais du présent placement) s'élèveront à 26 950 006 $, à 1 347 500 $ et à 25 602 506 $ respectivement.

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et du droit de clore les registres de souscription à tout moment et sans avis. Aux termes de la convention de prise ferme, les obligations des preneurs fermes sont individuelles et non conjointes. Les preneurs fermes ont la faculté de résoudre la convention de prise ferme à leur gré à la survenance de certains événements. Si un preneur ferme omet d'acheter les parts de fiducie qu'il s'est engagé à acheter, les autres preneurs fermes peuvent, mais n'y sont pas tenus, acheter ces parts de fiducie. Toutefois, les preneurs fermes sont tenus de prendre livraison de la totalité des parts offertes par le présent prospectus simplifié et d'en payer le prix s'ils en souscrivent même une seule aux termes de la convention de prise ferme (à l'exception des parts devant être émises à la levée de l'option), sous réserve de certaines exceptions. La Fiducie et Trinidad ont convenu d'indemniser les preneurs fermes et les membres de leur groupe ainsi que leurs administrateurs, dirigeants, employés et mandataires respectifs à l'égard de certaines obligations.

La TSX a conditionnellement approuvé l'inscription à sa cote des parts de fiducie placées aux termes du présent prospectus simplifié. L'inscription est assujettie au respect par la Fiducie de toutes les exigences de la TSX au plus tard le 8 octobre 2004.

Aux termes des instructions générales de la Commission des valeurs mobilières de l'Ontario et de l'Autorité des marchés financiers, les preneurs fermes ne peuvent, pendant la période du placement, offrir d'acheter ou acheter des parts de fiducie. Cette restriction souffre certaines exceptions, à la condition que l'offre d'achat ou l'achat ne soit pas fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou de faire monter leur cours. Ces exceptions comprennent une offre d'achat ou un achat permis aux termes des règlements et des règles de la TSX relatifs à la stabilisation du marché ou aux activités de maintien passif du marché et une offre d'achat ou un achat fait pour le compte d'un client si l'ordre du client n'a pas été sollicité pendant la période du placement, pourvu que l'offre d'achat ou l'achat n'ait pas été fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou de faire monter leur cours. Les preneurs fermes ont avisé la Fiducie que, dans le cadre du présent placement, sous réserve de ce qui précède et des lois applicables, ils peuvent effectuer des opérations visant à stabiliser ou à maintenir le cours des parts de fiducie à des niveaux autres que ceux qui pourraient se former par ailleurs sur le marché libre. Ces opérations peuvent être interrompues à tout moment.

La Fiducie a convenu de s'abstenir d'émettre des parts de fiducie supplémentaires ou des effets financiers convertibles ou échangeables en parts de fiducie, de s'engager à le faire ou d'annoncer au public son intention de le faire durant la période de 90 jours suivant la date de clôture, à moins d'avoir obtenu au préalable le consentement de Raymond James Ltée, que celle-ci ne doit pas refuser sans motif valable. Cette restriction ne s'applique pas aux régimes de propriété de parts, s'il en est, établis par la Fiducie à l'intention des administrateurs, des dirigeants ou des employés, ni à des actions échangeables ou aux parts de fiducie sous-jacentes à ces actions échangeables.

Les parts de fiducie offertes par les présentes n'ont pas été ni ne seront enregistrées aux termes de la Loi de 1933 ou des lois sur les valeurs mobilières d'un État et, par conséquent, elles ne peuvent être offertes ni vendues aux États-Unis ou à des personnes des États-Unis (au sens du *Regulation S* pris aux termes de la Loi de 1933) sauf dans le cadre d'opérations dispensées des exigences d'enregistrement de la Loi de 1933 et des lois sur les valeurs mobilières applicables d'un État.

En outre, pendant les 40 jours suivant le début du présent placement, l'offre ou la vente de parts de fiducie offertes par les présentes aux États-Unis par un courtier (qu'il participe ou non au présent placement) peut contrevenir aux

exigences d'enregistrement de la Loi de 1933 si elle n'est pas conforme à la *Rule 144A* prise aux termes de la Loi de 1933.

DESCRIPTION DES PARTS DE FIDUCIE

Le capital autorisé de la Fiducie est composé d'un nombre illimité de parts de fiducie et d'un nombre illimité de parts à droit de vote spécial. Au 30 juin 2004, il y avait 32 347 563 parts de fiducie et une part à droit de vote spécial émises et en circulation.

Chaque part de fiducie représente un intérêt bénéficiaire fractionnaire égal et indivis dans les distributions de la Fiducie (qu'il s'agisse de distributions du revenu net, des gains en capital réalisés nets ou d'autres sommes) ainsi que dans l'actif net de la Fiducie advenant la liquidation ou la dissolution de la Fiducie. Toutes les parts de fiducie en circulation à l'occasion donnent droit à des fractions égales des distributions effectuées par la Fiducie et, en cas de la liquidation ou de la dissolution de la Fiducie, de l'actif net de la Fiducie. Toutes les parts de fiducie ont un rang égal et proportionnel entre elles sans discrimination, privilège ou priorité. Chaque part de fiducie est transférable, n'est pas assujettie à des droits de conversion ou à des droits préférentiels, permet à son porteur d'exiger que la Fiducie lui rachète la totalité ou une partie des parts de fiducie qu'il détient et accorde une voix aux assemblées des porteurs de parts pour chaque part de fiducie détenue.

L'énoncé qui précède résume certaines dispositions de l'acte de fiducie. Pour un sommaire plus exhaustif des conditions de l'acte de fiducie, voir « Évolution générale de la Fiducie – L'acte de fiducie » dans la notice annuelle. On peut consulter la version intégrale de l'acte de fiducie aux bureaux de Trinidad ou en obtenir copie sur demande au secrétaire de Trinidad.

Les parts de fiducie ne représentent pas un placement dans une société par actions, et les épargnants ne devraient pas les considérer comme des *actions* de Trinidad ou de la Fiducie. Les porteurs de parts ne bénéficient pas, à ce titre, des droits prévus par la loi et qui sont normalement associés à la propriété d'actions d'une société par actions, y compris, par exemple, le droit d'intenter des recours en cas d'abus ou des actions dérivées. Le cours par part de fiducie est fonction du revenu distribuable prévu provenant de Trinidad et de la capacité de Trinidad d'avoir un effet sur la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie réagira à diverses situations du marché, y compris les taux d'intérêt, le prix des matières de base et la capacité de la Fiducie d'acquérir des éléments d'actif supplémentaires. Des changements dans les conditions du marché peuvent avoir un effet défavorable sur le cours des parts de fiducie.

Pour obtenir des renseignements supplémentaires sur les parts de fiducie, y compris sur la responsabilité limitée des porteurs de parts, les restrictions pour les porteurs de parts non-résidents, le droit de rachat au gré du porteur de parts, les assemblées des porteurs de parts et les modifications de l'acte de fiducie, voir « Évolution générale de la Fiducie – L'acte de fiducie » aux pages 6 à 14, inclusivement, de la notice annuelle.

DESCRIPTION DES ACTIONS ÉCHANGEABLES DE SÉRIE B

Immédiatement avant la clôture de l'opération Wilson, Trinidad déposera des clauses modificatrices qui prévoiront l'émission des actions échangeables de série B. À la clôture de l'opération Wilson, les documents supplémentaires suivants seront signés :

a) une convention d'échange et de vote fiduciaire (la *convention d'échange et de vote fiduciaire*) conclue par la Fiducie, Trinidad, Trinidad ExchangeCo et Valiant Trust Company (le *fiduciaire relatif aux actions échangeables*);

b) une convention de soutien (la *convention de soutien*) conclue par la Fiducie, Trinidad, Trinidad ExchangeCo et le fiduciaire relatif aux actions échangeables;

c) une convention entre actionnaires (la *convention entre actionnaires*) conclue par Trinidad et Wilson en sa qualité de porteur des actions échangeables de série B,

les dispositions des actions échangeables de série B, la convention d'échange et de vote fiduciaire, la convention de soutien et la convention entre actionnaires étant collectivement appelées les *documents relatifs aux actions échangeables de série B*.

Les actions échangeables de série B ne seront pas inscrites à la cote de la TSX ou d'une autre bourse.

Les attributs des actions échangeables de série B, sauf le ratio d'échange courant, sont essentiellement les mêmes que ceux des actions échangeables, série initiale, et les conditions des documents relatifs aux actions échangeables de série B sont essentiellement les mêmes que celles des documents correspondants pour les actions échangeables, série initiale, lesquels attributs et documents sont décrits en détail sous la rubrique « Description générale de la structure du capital – Les actions échangeables » aux pages 27 à 36 inclusivement de la notice annuelle.

POLITIQUE DE DISTRIBUTION

À l'heure actuelle, on prévoit que le seul revenu que recevra la Fiducie proviendra (i) de l'intérêt reçu sur le capital des billets et (ii) des dividendes reçus sur les actions ordinaires de Trinidad. La Fiducie prévoit verser aux porteurs de parts des distributions mensuelles en espèces, de l'intérêt gagné sur les billets et des dividendes, s'il en est, reçus sur les actions ordinaires de Trinidad, après les frais, s'il en est, et les rachats au comptant de parts de fiducie.

Compte tenu des conditions commerciales actuelles, le conseil d'administration de Trinidad a fixé les distributions de la Fiducie à environ 0,66 $ la part de fiducie par année, soit environ 0,055 $ la part de fiducie par mois. Toutefois, le 8 juillet 2004, la Fiducie a annoncé que, conditionnellement à la clôture de l'opération Wilson, elle compte faire passer sa distribution en espèces par part de fiducie de 0,055 $ à 0,06 $ par mois (soit à 0,72 $ la part de fiducie par année), à compter du paiement qui devrait être versé par la Fiducie le 15 août 2004 aux porteurs de parts inscrits le 30 juillet 2004. Le conseil d'administration de Trinidad a l'intention de faire des distributions mensuelles stables selon les flux de trésorerie de la Fiducie annuels prévus. Toutefois, le montant réel des distributions payées par la Fiducie pourra être revu par le conseil d'administration de Trinidad, compte tenu de la situation financière et de la situation des marchés de la Fiducie au moment en question.

La Fiducie a payé ou déclaré payables les distributions en espèces suivantes aux porteurs de parts, après la réalisation de l'arrangement le 17 septembre 2002 :

Date de paiement	Montant par part
2002	
15 novembre	0,03 $[1]
15 décembre	0,0225 $
2003	
15 janvier	0,0225 $
15 février	0,03 $
15 mars	0,03 $
15 avril	0,03 $
15 mai	0,03 $
15 juin	0,035 $
15 juillet	0,035 $
15 août	0,035 $
15 septembre	0,035 $
15 octobre	0,035 $
15 novembre	0,035 $
15 décembre	0,045 $
2004	
15 janvier	0,045 $
15 février	0,045 $
15 mars	0,045 $
15 avril	0,055 $
15 mai	0,055 $
15 juin	0,055 $
15 juillet	0,055 $

Notes :

(1) Compte tenu de la période de distribution initiale du 17 septembre 2002, soit la date de l'arrangement, au 31 octobre 2002.

(2) Le 16 juillet 2004, la Fiducie a déclaré une distribution en espèces de 0,060 $ pour le mois de juillet 2004, qui sera payée le 15 août 2004 aux porteurs de parts inscrits le 30 juillet 2004, à condition que la clôture de l'opération Wilson ait lieu.

Dans la mesure où la clôture du présent placement a lieu avant le 30 juillet 2004, les souscripteurs qui réalisent leur achat de parts de fiducie auprès des preneurs fermes aux termes du présent placement et qui

sont toujours les porteurs inscrits de ces parts de fiducie le 30 juillet 2004 auront droit à la distribution qui devrait être versée le 15 août 2004.

Les paiements de distributions antérieurs présentés ci-dessus ne sont pas garants des paiements de distributions futurs, qui pourront être revus par le conseil d'administration de Trinidad compte tenu de la situation des marchés et de la situation financière de la Fiducie au moment en question.

Le 10 décembre 2002, la Fiducie a annoncé la mise en œuvre d'un régime de réinvestissement des distributions (le *RRD*). Les participants au RRD peuvent demander le réinvestissement de leurs distributions en espèces en parts de fiducie supplémentaires. Toutes les parts de fiducie acquises dans le cadre du RRD le sont par l'intermédiaire des installations de la TSX; il n'y a aucune nouvelle émission. Le RRD est administré par Valiant Trust Company, et Raymond James Ltée se charge des achats par l'intermédiaire des installations de la TSX.

RELATION ENTRE LA FIDUCIE ET UN CERTAIN PRENEUR FERME

Valeurs mobilières TD Inc. est, directement ou indirectement, filiale en propriété exclusive d'une banque à charte canadienne qui est prêteur de Trinidad à l'égard de la facilité de crédit d'exploitation. Voir la note 3 du tableau sous la rubrique « Structure du capital consolidé » pour des détails sur la facilité de crédit d'exploitation, y compris la sûreté connexe. Par conséquent, la Fiducie peut être considérée un émetteur associé à ce preneur ferme en vertu des lois sur les valeurs mobilières applicables. Le 31 mai 2004, Trinidad n'avait pas de dette impayée aux termes de la facilité de crédit d'exploitation. Trinidad respecte toutes les conditions importantes des ententes qui régissent la facilité de crédit d'exploitation. Depuis l'obtention de la facilité de crédit d'exploitation par Trinidad, la situation financière de la Fiducie et la valeur de la sûreté aux termes de la facilité de crédit d'exploitation se sont améliorées.

La décision de placer les parts de fiducie offertes par le présent prospectus simplifié et l'établissement des conditions du placement ont eu lieu par voie de négociation entre Trinidad, pour le compte de la Fiducie, et Raymond James Ltée, pour son compte et pour le compte des autres preneurs fermes. La banque membre du groupe de Valeurs mobilières TD Inc. n'a pas participé à cette décision et à cet établissement mais a été informée de l'émission et de ses conditions. Par suite du présent placement, Valeurs mobilières TD Inc. recevra sa part de la rémunération des preneurs fermes.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Blake, Cassels & Graydon s.r.l., conseillers juridiques de la Fiducie et de Trinidad, et de Macleod Dixon LLP, conseillers juridiques des preneurs fermes, si la Fiducie est admissible à titre de fiducie de fonds commun de placement au sens de la *Loi de l'impôt sur le revenu* (Canada) (la *LIR*), (i) les parts de fiducie constitueront des placements admissibles aux termes de la LIR pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-études et des régimes de participation différée aux bénéfices (les *régimes exonérés*) et (ii) si la Fiducie respecte les restrictions en matière de placement de l'acte de fiducie en ce qui a trait à l'acquisition et à la détention de biens étrangers, les parts de fiducie ne constitueront pas des biens étrangers au sens de la LIR.

Il n'est pas certain que la Fiducie constituerait une « fiducie de revenu d'entreprise » ou que les parts de fiducie constitueraient un « bien de placement restreint » comme il est décrit dans les modifications proposées à la LIR annoncées par le ministre des Finances (Canada) dans le budget fédéral canadien présenté à la Chambre des communes le 23 mars 2004 (le *budget*). Aux termes des propositions du budget, certains investisseurs, y compris les fonds enregistrés de pension ou les régimes de pension agréés et les sociétés de gestion de pension, mais non les régimes exonérés, seront tenus à un impôt de pénalité à compter de 2005 à l'égard de leurs avoirs de biens de placement restreints et de parts de fiducies de revenu d'entreprise au-delà des limites décrites dans les propositions du budget. Le 18 mai 2004, le ministre des Finances (Canada) a annoncé que cette proposition du budget sera suspendue jusqu'à une consultation et un examen supplémentaires. Voir « Incidences fiscales fédérales canadiennes ».

INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Blake, Cassels & Graydon s.r.l. et de Macleod Dixon LLP (collectivement, les *conseillers juridiques*), le texte qui suit constitue un résumé général fidèle et approprié des principales incidences de l'impôt sur le revenu fédéral canadien applicables aux acheteurs de parts de fiducie émises aux termes des présentes. Ce résumé ne s'applique qu'aux personnes qui, pour les besoins de la LIR et à tout moment pertinent, résident ou sont réputées

résider au Canada, détiendront les parts de fiducie à titre d'immobilisations et n'ont aucun lien de dépendance avec la Fiducie, Trinidad et les preneurs fermes. Il ne s'applique pas aux « institutions financières déterminées », aux « institutions financières » assujetties aux règles d'« évaluation à la valeur du marché » de la LIR, ni aux personnes pour qui un placement dans les parts de fiducie constituerait un « abri fiscal » ou un « abri fiscal déterminé » au sens de la LIR. En général, les parts de fiducie seront considérées comme détenues à titre d'immobilisations, à moins que le porteur de parts ne soit un négociateur ou un courtier en valeurs mobilières ou ne participe à un projet comportant un risque de caractère commercial à l'égard des parts de fiducie. Certains porteurs de parts, à l'exception des négociateurs et des courtiers en valeurs mobilières, dont les parts de fiducie pourraient par ailleurs ne pas être admissibles à titre d'immobilisations peuvent, dans certaines circonstances, avoir le droit de les rendre admissibles à ce titre en produisant le choix irrévocable relatif à la disposition de titres canadiens. Les porteurs que ce choix intéresse devraient consulter leurs conseillers fiscaux.

Le présent résumé est fondé sur les dispositions de la LIR et du *Règlement de l'impôt sur le revenu* (le *règlement*), sur toutes les propositions précises de modification de la LIR et du règlement annoncées publiquement avant la date des présentes et sur la compréhension qu'ont les conseillers juridiques des pratiques et des politiques administratives actuelles de l'Agence du revenu du Canada. Sauf indication expresse des présentes, ce résumé ne tient par ailleurs compte d'aucune modification projetée ou possible touchant la loi, que ce soit par voie judiciaire ou législative. Il ne prend en considération la législation fiscale d'aucune province canadienne et d'aucun territoire canadien ni d'aucun pays étranger.

La proposition du budget visant à appliquer un impôt sur le placement d'un régime de pension agréé dans des parts de fiducie au-delà de certaines limites, à moins que 90 % ou plus de la juste valeur marchande des biens de la fiducie donnée ne soient attribuables notamment à des biens immeubles, a été suspendue par le ministre des Finances (Canada) le 18 mai 2004 jusqu'à une consultation et un examen supplémentaires. En outre, le budget propose d'apporter des modifications à la LIR qui assujettiraient des personnes qui ne sont pas résidents (ou réputés être résidents) du Canada à un impôt à l'égard de certaines distributions versées par des fiducies de fonds commun de placement qui ne sont pas actuellement assujetties à l'impôt au Canada. Il n'est pas certain que ces propositions, si elles sont adoptées, entraîneront des incidences fiscales pour les porteurs de parts sensiblement différentes de celles énoncées aux présentes. Les porteurs de parts éventuels qui sont des régimes de pension agréés ou qui ne sont pas résidents (ou réputés être résidents) du Canada devraient consulter leurs propres conseillers fiscaux concernant les incidences fiscales qui s'appliquent à leur situation particulière.

Le présent résumé, de nature générale seulement, n'est pas destiné à fournir un avis fiscal à un acheteur éventuel de parts de fiducie. Comme les incidences fiscales pour un porteur en particulier dépendront de sa situation, il est fortement recommandé aux acquéreurs éventuels de consulter leurs conseillers fiscaux au sujet de leur situation fiscale particulière.

Statut de la Fiducie

Selon les déclarations de Trinidad, la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » pour les besoins de la LIR, et il est présumé dans le présent résumé qu'elle le demeurera. Le maintien de l'admissibilité requiert le respect de certaines conditions aux termes de la LIR sur une base continue. Les conseillers juridiques ont été informés que Trinidad entend s'assurer que ces conditions demeureront respectées et que la Fiducie demeurera admissible à ce titre; cependant, si la Fiducie cesse d'être admissible, les incidences fiscales associées aux parts de fiducie différeront sensiblement de celles qui sont décrites ci-après.

Imposition de la Fiducie

Chaque année d'imposition, la Fiducie est assujettie à l'impôt sur son revenu pour l'année, y compris les gains en capital imposables réalisés nets, moins la partie qui en est payée ou payable pendant l'année aux porteurs de parts et qu'elle déduit dans le calcul de son revenu aux fins de la LIR. Une somme sera considérée comme payable au porteur de parts pendant une année d'imposition si la Fiducie la paie pendant l'année ou si le porteur de parts peut en exiger le paiement pendant l'année. L'année d'imposition de la Fiducie prendra fin le 31 décembre de chaque année.

La Fiducie sera tenue d'inclure dans son revenu pour chaque année d'imposition tous les intérêts qui courent sur les billets jusqu'à la fin de l'année ou qui lui deviennent payables ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où elle les a inclus dans le calcul de son revenu pour une année antérieure. Si la Fiducie effectue les attributions appropriées, tous les dividendes qu'elle inclurait par ailleurs dans son revenu seront réputés avoir été reçus par les porteurs de parts plutôt que par elle.

La Fiducie pourra généralement déduire annuellement les frais d'administration raisonnables engagés dans le cadre de ses activités d'investissement continues. Elle pourra déduire une partie des coûts qu'elle engage relativement à l'émission de parts de fiducie. La Fiducie peut déduire au cours d'une année d'imposition 20 % de tels frais d'émission, dans la mesure où ces frais n'étaient pas déductibles au cours d'une année d'imposition antérieure. Elle peut aussi déduire les sommes qui deviennent payables par elle aux porteurs de parts pendant l'année, dans la mesure où elle affiche un revenu net pour l'année après les inclusions et les déductions susmentionnées. Aux termes de l'acte de fiducie, une somme égale à la totalité du revenu de la Fiducie pour chaque année, majorée de la partie imposable et non imposable des gains en capital réalisés, le cas échéant, par cette dernière au cours de l'année, sera déclarée payable sous forme de distributions en espèces aux porteurs de parts, sous réserve des exceptions décrites ci-après.

Aux termes de l'acte de fiducie, le revenu reçu par la Fiducie peut être affecté au financement de rachats de parts de fiducie au comptant. L'acte de fiducie prévoit aussi d'autres cas où la Fiducie pourrait ne pas disposer de fonds suffisants pour distribuer la totalité de son revenu sous forme de distributions en espèces. Dans de tels cas, ce revenu sera payable aux porteurs de parts sous forme de parts de fiducie supplémentaires (les *parts de fiducie réinvesties*).

La Fiducie pourra, pour chaque année d'imposition, porter en diminution de ses impôts à payer (ou recevoir un remboursement à cet égard), le cas échéant, sur ses gains en capital imposables réalisés nets un montant calculé aux termes de la LIR d'après le rachat de parts de fiducie au cours de l'année (le *remboursement au titre des gains en capital*). Dans certaines circonstances, le remboursement au titre des gains en capital pour une année d'imposition peut ne pas compenser entièrement les impôts que la Fiducie doit payer pour cette année-là en raison de la distribution d'éléments d'actif de la Fiducie (les *investissements*) ou de billets émis par la Fiducie (les *billets de rachat*) au moment du rachat de parts de fiducie.

Pour les besoins de la LIR, les conseillers juridiques ont été informés que la Fiducie entend généralement déduire, dans le calcul de son revenu et de son revenu imposable, le plein montant pouvant être déduit chaque année, jusqu'à concurrence de son revenu imposable pour l'année calculé par ailleurs. En raison de telles déductions et de son droit à un remboursement au titre des gains en capital, la Fiducie ne devrait pas devoir payer un montant élevé d'impôt aux termes de la LIR. Toutefois, aucune garantie ne peut être donnée à cet égard.

Imposition des porteurs de parts

Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu tiré de biens pour les besoins de la LIR. Aucune perte de la Fiducie aux fins de la LIR ne peut être attribuée à un porteur de parts ni traitée comme une perte de celui-ci.

Le porteur de parts sera généralement tenu d'inclure dans le calcul de son revenu pour une année d'imposition la partie du revenu net de la Fiducie pour l'année d'imposition, y compris les dividendes imposables et les gains en capital imposables réalisés nets, qui lui est payée ou payable cette année-là, que le montant en cause soit payable en espèces ou sous forme de parts de fiducie réinvesties.

Si la Fiducie effectue les attributions appropriées, les parties de ses gains en capital imposables nets et de ses dividendes imposables qui sont payées ou payables au porteur de parts conserveront effectivement leur nature de gains en capital imposables et de dividendes imposables, respectivement, et seront traitées à ce titre entre les mains du porteur de parts pour les besoins de la LIR. Ces dividendes seront visés, entre autres, par les dispositions relatives à la majoration et au crédit d'impôt pour dividendes applicables aux particuliers, par l'impôt remboursable de la partie IV de la LIR applicable aux « sociétés privées » et aux « sociétés assujetties » (au sens de la LIR) et par la déduction dans le calcul du revenu imposable se rapportant aux dividendes reçus par des sociétés canadiennes imposables.

Le porteur de parts n'inclura pas la partie non imposable des gains en capital réalisés nets de la Fiducie qui lui est payée ou payable au cours d'une année dans le calcul de son revenu pour l'année. Tout autre montant dépassant le revenu net de la Fiducie qui est payé ou payable par celle-ci à un porteur de parts au cours d'une année ne sera généralement pas inclus dans le revenu de ce dernier pour l'année. Cependant, si un tel montant devient payable à un porteur de parts, sauf le produit de disposition de parts de fiducie ou de fractions de parts de fiducie, il sera porté en diminution du prix de base rajusté des parts de fiducie, détenues par ce porteur de parts (sauf dans la mesure où il a été inclus dans le revenu du porteur de parts ou représentait sa quote-part dans la partie non imposable des gains en capital nets de la Fiducie, desquels celle-ci lui a attribué la partie imposable). Si le prix de base rajusté d'une part de fiducie est inférieur à zéro, le montant négatif sera réputé constituer un gain en capital réalisé par le porteur de parts à la disposition de la part de fiducie pendant l'année où le montant négatif se produit.

Le coût initial, pour un porteur de parts, d'une part de fiducie émise aux termes des présentes correspondra à son prix de souscription et aux frais d'acquisition raisonnables. Le coût initial des parts de fiducie réinvesties émises à un porteur de parts à titre de distribution de revenu autre qu'en espèces correspondra au montant de ce revenu. La moyenne du coût initial de chacune de ces parts et du prix de base rajusté de toutes les autres parts détenues par le porteur de parts devra être établie afin de déterminer le prix de base rajusté des parts de fiducie de celui-ci.

Au moment de la disposition effective ou réputée d'une part de fiducie par un porteur de parts, ce dernier réalisera (ou subira) généralement un gain (ou une perte) en capital d'un montant égal à l'écart positif (ou négatif) entre le produit de disposition (à l'exclusion, en cas de rachat, de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts tel qu'il est décrit ci-dessus) et le total du prix de base rajusté de la part de fiducie pour le porteur de parts et des frais de disposition raisonnables. Lorsque des parts de fiducie sont rachetées et que des investissements ou des billets de rachat, ou les deux, sont émis au porteur de parts, le produit de disposition comprendra la juste valeur marchande de ces investissements et billets de rachat. Lorsqu'un porteur de parts qui est une société par actions ou une fiducie (sauf une fiducie de fonds commun de placement) dispose d'une part de fiducie, la perte en capital qu'il subit à la disposition sera généralement réduite du montant des dividendes de sociétés canadiennes imposables lui ayant été attribué antérieurement par la Fiducie, sauf dans la mesure où de tels dividendes ont été portés en diminution d'une perte subie à la disposition antérieure d'une part de fiducie. Des règles analogues s'appliquent lorsqu'une société par actions ou une fiducie (sauf une fiducie de fonds commun de placement) est membre d'une société de personnes qui dispose de parts de fiducie.

Aux termes de la LIR, le porteur de parts inclura dans son revenu aux fins de la LIR pour l'année d'imposition où survient la disposition, à titre de gain en capital imposable, la moitié de tout gain en capital qu'il a réalisé. Sous réserve de règles précises de la LIR, la moitié de toute perte en capital subie à la disposition d'une part de fiducie doit être portée en diminution des gains en capital imposables réalisés par le porteur de parts pendant l'année d'imposition où survient la disposition et peut être portée en diminution des gains en capital imposables réalisés pendant les trois années d'imposition précédentes ou toute année d'imposition ultérieure.

Le prix de base rajusté d'un investissement ou d'un billet de rachat distribué à un porteur de parts par la Fiducie au moment du rachat de parts de fiducie correspondra à la juste valeur marchande de l'investissement ou du billet de rachat au moment de la distribution, déduction faite, dans le cas d'un billet ou d'un autre titre de créance, des intérêts courus sur celui-ci. Ce porteur de parts devra inclure dans son revenu les intérêts sur le billet ou l'autre titre de créance (y compris les intérêts courus jusqu'à la date où il a acquis le billet ou l'autre titre de créance) conformément aux dispositions de la LIR. Dans la mesure où le porteur de parts doit inclure dans son revenu les intérêts courus jusqu'à la date d'acquisition du billet ou de l'autre titre de créance, il aura droit à une déduction compensatoire.

Le porteur de parts qui, durant toute l'année d'imposition en cause, est une « société privée sous contrôle canadien » au sens de la LIR peut être assujetti à un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris le revenu qui lui a été payé ou lui est devenu payable par la Fiducie pendant l'année d'imposition en cause et les gains en capital imposables découlant d'une disposition de parts de fiducie.

FACTEURS DE RISQUE

L'acquéreur éventuel de parts devrait examiner attentivement les facteurs de risque énoncés sous la rubrique « Facteurs de risque » dans la notice annuelle ainsi que les facteurs de risque qui suivent.

Modification de la loi

Le budget comprend également plusieurs propositions qui visent spécifiquement le traitement fiscal de certains porteurs de parts exonérés d'impôt de certaines fiducies de revenu. Après 2004, un impôt de pénalité est proposé pour certaines entités canadiennes exonérées d'impôt, comme les régimes de pension agréés, qui détiennent un nombre excédentaire de parts ou de titres de créance de « fiducies de revenu d'entreprise ». De manière générale, les restrictions limitent le montant total de ces avoirs à 1 % du coût de tous les biens de l'entité et limitent les avoirs de ces entités (ainsi que des entités avec lesquelles elles ne transigent pas sans lien de dépendance) à 5 % de la juste valeur marchande totale de toute catégorie de parts d'une fiducie donnée. Ces propositions ne s'appliquent pas aux régimes exonérés. Il n'est pas certain, aux fins de ces règles, que la Fiducie sera considérée une « fiducie de revenu d'entreprise » à laquelle ces restrictions s'appliqueront. Le ministre des Finances (Canada) a annoncé le 18 mai 2004 que cette proposition était suspendue jusqu'à une consultation et un examen supplémentaires. Rien ne garantit que cette suspension sera permanente ou, subsidiairement, que ces restrictions sur les « fiducies de revenu d'entreprise » s'appliqueront en leur version annoncée auparavant ou en une version modifiée.

Risques associés à l'acquisition Wilson

Trinidad a convenu d'acquérir la quasi-totalité des actifs de Wilson grâce à l'acquisition Wilson afin d'affermir sa position dans le secteur des services de forage et de créer la possibilité de réaliser certains avantages. La réalisation des avantages de l'acquisition Wilson dépendra en partie de la réussite du regroupement des fonctions et de l'intégration des opérations, des procédures et du personnel d'une manière efficace et dans un délai opportun ainsi que de la capacité de Trinidad de profiter des possibilités accrues de croissance et de synergie que présente l'intégration des actifs de Wilson à ses opérations existantes.

PROMOTEUR

Trinidad a pris l'initiative de créer la Fiducie et de restructurer Trinidad et, par conséquent, elle peut être considérée comme le « promoteur » de la Fiducie au sens des lois sur les valeurs mobilières de certaines provinces canadiennes.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont PricewaterhouseCoopers s.r.l., Calgary (Alberta).

Valiant Trust Company à son principal établissement de Calgary (Alberta) et son bureau de sous-agence à Toronto (Ontario) fait fonction d'agent des transferts et d'agent chargé de la tenue des registres pour les parts de fiducie.

INTÉRÊTS DES EXPERTS-CONSEILS

Certaines questions d'ordre juridique concernant les titres offerts par les présentes seront examinées par Blake, Cassels & Graydon s.r.l., pour le compte de la Fiducie, et par Macleod Dixon LLP, pour le compte des preneurs fermes. À la date du présent prospectus simplifié, les associés et autres avocats de ces cabinets, chacun en tant que groupe, étaient propriétaires véritables, directement ou indirectement, de moins de un pour cent des parts de la Fiducie. Brock W. Gibson, associé chez Blake, Cassels & Graydon s.r.l., est le secrétaire de Trinidad.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité, la révision du prix, ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENTS DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du 19 juillet 2004 relatif à l'émission et à la vente de 3 205 129 parts de la Fiducie (le « **prospectus** »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2003 et 2002 et sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 16 mars 2004.

(signé) PricewaterhouseCoopers s.r.l.
Comptables agréés

Calgary (Alberta)
Le 19 juillet 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du 19 juillet 2004 relatif à l'émission et à la vente de 3 205 129 parts de la Fiducie (le « **prospectus** »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux administrateurs de Saturn Drilling Inc. (« **Saturn** ») portant sur le bilan de Saturn au 31 mai 2002 et sur les états des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé à cette date. Notre rapport est daté du 7 février 2003.

(signé) PricewaterhouseCoopers s.r.l.
Comptables agréés

Calgary (Alberta)
Le 19 juillet 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la «**Fiducie**») daté du 19 juillet 2004 relatif à l'émission et à la vente de 3 205 129 parts de fiducie (le «**prospectus**»). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport aux administrateurs de Wilson Drilling Ltd. portant sur les bilans consolidés au 31 décembre 2003, et sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé le 31 décembre 2003. Notre rapport est daté du 19 mars 2004 (le 16 juillet 2004 pour la note 13).

Nous consentons à ce que soit intégré par renvoi dans le prospectus notre rapport aux actionnaires d'Arrow Drilling Inc. portant sur les bilans aux 30 juin 2003, 2002 et 2001, et sur les états des résultats et des bénéfices non répartis et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 30 juin 2003. Notre rapport est daté du 25 juillet 2003.

(signé) Ernst & Young s.r.l.
Comptables agréés

Calgary, Canada
Le 19 juillet 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du 19 juillet 2004 relatif à l'émission et à la vente de 3 205 129 parts de la Fiducie (le « **prospectus** »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux administrateurs de Bear Drilling Ltd. (« **Bear** ») portant sur les bilans aux 30 avril 2003, 2002 et 2001, et sur les états des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 10 juillet 2003.

(signé) Kingston Ross Pasnak s.r.l.
Comptables agréés

Edmonton (Alberta)
Le 19 juillet 2004

ÉTATS FINANCIERS

1. États financiers consolidés pro forma de la Fiducie au 31 mars 2004 et pour le trimestre terminé à cette date

2. États financiers consolidés pro forma de la Fiducie pour la période de douze mois terminée le 31 décembre 2003

Trinidad Energy Services Income Trust

États financiers consolidés pro forma
(non vérifiés)
31 mars 2004 et 31 décembre 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers s.r.l.
Comptables agréés
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Téléphone +1 (403) 509 7500
Télécopieur +1 (403) 781 1825

Le 19 juillet 2004

Rapport sur la compilation

Au fiduciaire de Trinidad Energy Services Income Trust

Nous avons lu le bilan consolidé pro forma non vérifié de Trinidad Energy Services Income Trust (la « Fiducie ») au 31 mars 2004 et les états consolidés pro forma non vérifiés des résultats du trimestre terminé le 31 mars 2004 et de l'exercice terminé le 31 décembre 2003, qui se trouvent ci-joints, et nous avons mis en oeuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « Trinidad » avec ceux des états financiers consolidés non vérifiés de la Fiducie au 31 mars 2004 ainsi que du trimestre terminé à cette date et avec ceux des états financiers consolidés vérifiés de la Fiducie de l'exercice terminé le 31 décembre 2003, respectivement, et nous avons constaté qu'ils concordaient.
2. Nous avons comparé les chiffres des colonnes portant l'en-tête « Saturn » avec ceux des états financiers non vérifiés de Saturn Drilling Inc. de la période du 1er janvier 2003 au 9 avril 2003, et nous avons constaté qu'ils concordaient.
3. Nous avons comparé les chiffres des colonnes portant l'en-tête « Bear » avec ceux des états financiers non vérifiés de Bear Drilling Inc. du semestre terminé le 30 juin 2003, et nous avons constaté qu'ils concordaient.
4. Nous avons comparé les chiffres des colonnes portant l'en-tête « Arrow » avec ceux des états financiers non vérifiés d'Arrow Drilling Inc. de la période du 1er janvier 2004 au 14 mars 2004, et avec ceux des états financiers non vérifiés d'Arrow Drilling Inc. de l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.
5. Nous avons comparé les chiffres des colonnes portant l'en-tête « Wilson » avec ceux des états financiers non vérifiés de Wilson Drilling Ltd. au 31 mars 2004 et du trimestre terminé à cette date et avec ceux des états financiers vérifiés de Wilson Drilling Ltd. pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.
6. Nous avons pris des renseignements auprès de certains représentants de la société, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des ajustements pro forma;

b) de la conformité des états financiers consolidés pro forma, à tous les égards importants sur le plan de la forme, aux des lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

Ces représentants :

a) nous ont décrit le mode de détermination des ajustements pro forma;
b) ont déclaré que les états consolidés pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

7. Nous avons lu les notes afférentes aux états consolidés pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

8. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad » et « Wilson » au 31 mars 2004, et nous avons constaté que les montants dans la colonne portant l'en-tête « Chiffres pro forma » étaient arithmétiquement exacts.

9. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad », « Arrow » et « Wilson » du trimestre terminé le 31 mars 2004, et nous avons constaté que les montants dans la colonne portant l'en-tête « Trinidad, Arrow et Wilson » étaient arithmétiquement exacts.

10. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad », « Saturn », « Bear », « Arrow » et « Wilson » de l'exercice terminé le 31 décembre 2003, et nous avons constaté que les montants dans la colonne portant l'en-tête « Trinidad, Bear, Saturn, Arrow et Wilson » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

(signé) PricewaterhouseCoopers s.r.l.

Comptables agréés

Calgary (Alberta)

Trinidad Energy Services Income Trust

Bilan consolidé pro forma

(non vérifié)

31 mars 2004

(en milliers de dollars)

	Trinidad 31 mars 2004 $	Wilson 31 mars 2004 $	Ajustements pro forma $	Notes	Chiffres pro forma 31 mars 2004 $
Actif					
Actif à court terme					
Encaisse	5 114	524	3 426	2f	9 064
Comptes débiteurs	29 767	4 475	(4 475)		29 767
Charges payées d'avance	586	105	(105)		586
	35 467	5 104	(1 154)		39 417
Immobilisations					
Immobilisations corporelles	159 175	14 691	17 309	2 f)	191 175
Autres actifs	-	525	(525)		-
Écart d'acquisition	6 192	-	3 614	2 f)	9 806
Frais de financement reportés	827	115	(115)		827
	201 661	20 435	19 129		241 225
Passif					
Passif à court terme					
Comptes créditeurs	10 098	5 371	(5 371)		10 098
Distributions cumulées de la Fiducie	1 775	-	-		1 775
Partie à court terme de la dette à long terme	9 668	2 290	(2 290)		9 668
	21 541	7 661	(7 661)		21 541
Dette à long terme	32 527	6 374	(6 374)		32 527
Prêt consenti par un actionnaire	-	3 320	(3 320)		-
Impôts sur les bénéfices futurs	12 857	1 471	2 143	2 f)	16 471
	66 925	18 826	(15 212)		70 539
Capitaux propres					
Capital des porteurs de parts	110 592	1	23 149	2 f)	133 742
Actions échangeables	18 000	-	12 800	2 f)	30 800
Surplus d'apport	5 143	-	-		5 143
Bénéfices non répartis	1 001	1 608	(1 608)		1 001
	134 736	1 609	34 341		170 686
	201 661	20 435	19 129		241 225

Trinidad Energy Services Income Trust

État consolidé pro forma des résultats

(non vérifié)

Période terminée le 31 décembre 2003

(en milliers de dollars)

	Trinidad	Saturn	Bear	Arrow	Wilson			Trinidad, Bear, Saturn, Arrow
	Période de douze mois terminée le 31 décembre 2003	Du 1er janvier 2003 au 9 avril 2003	Du 1er janvier 2003 au 30 juin 2003	Période de douze mois terminée le 31 décembre 2003	Période de douze mois terminée le 31 décembre 2003	Ajustements pro forma	Notes	et Wilson Chiffres pro forma de la période de douze mois
	$	$	$	$	$	$		$
Produits								
Produits d'exploitation	62 338	3 759	12 624	28 086	11 580	870	2 h)	119 257
Charges								
Charges d'exploitation	38 498	1 842	7 400	19 086	6 609	600	2 h)	74 035
Marge d'exploitation	23 840	1 917	5 224	9 000	4 971	270		45 222
Frais généraux et frais d'administration	5 502	150	309	1 408	643	39	2 h)	8 051
Rémunération à base de parts	3 427	-	-	-	-	-		3 427
Pertes sur les placements	-	-	-	-	1 969	(1 969)	2 b)	-
Primes aux cadres	-	-	709	4 000	-	(4 709)	2 a)	-
BAIIA[1]	14 911	1 767	4 206	3 592	2 359	6 909		33 744
Amortissement	5 825	231	1 419	1 362	1 814	1 972	2 c)	12 623
(Gain) perte à la cession d'actifs	-	(8)	11	(25)	39	-		17
Intérêts débiteurs (créditeurs)	2 265	(6)	445	(17)	673	(418)	2 d)	2 942
Bénéfice (perte) avant impôts	6 821	1 550	2 331	2 272	(167)	5 355		18 162
Impôts sur les bénéfices								
Impôts exigibles	336	571	604	898	667	(2 510)	2 e)	566
Impôts futurs	1 886	(3)	260	6	(17)	4 562	2 e)	6 694
	2 222	568	864	904	650	2 052		7 260
Bénéfice net	4 599	982	1 467	1 368	(817)	3 303		10 902

1) Le BAIIA désigne le bénéfice avant les intérêts, les impôts, l'amortissement et le gain ou la perte à la cession d'actifs. Les lecteurs sont priés de noter que le BAIIA n'a pas une signification normalisée en vertu des PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.

Trinidad Energy Services Income Trust

État consolidé pro forma des résultats

(non vérifié)

Trimestre terminé le 31 mars 2004

(en milliers de dollars)

	Trinidad Trimestre terminé le 31 mars 2004 $	Arrow Du 1er janvier 2004 au 14 mars 2004 $	Wilson Trimestre terminé le 31 mars 2004 $	Ajustements pro forma $	Notes	Trinidad, Arrow et Wilson Chiffres pro forma du trimestre $
Produits						
Produits d'exploitation	32 220	8 352	3 855	-		44 427
Charges						
Charges d'exploitation	18 064	4 103	2 277	-		24 444
Marge d'exploitation	14 156	4 249	1 578	-		19 983
Frais généraux et frais d'administration	2 076	1 256	315	-		3 647
Rémunérations à base de parts	2 557	-	-	-		2 557
BAIIA[1)]	9 523	2 993	1 263	-		13 779
Amortissement	3 026	283	463	598	2 c)	4 370
(Gain) perte à la cession d'actifs	-	(5)	92	-		87
Intérêts débiteurs (créditeurs)	720	(10)	199	(189)	2 d)	720
Bénéfice (perte) avant impôts	5 777	2 725	509	(409)		8 602
Impôts sur les bénéfices						
Impôts exigibles	161	974	199	(1 130)	2 e)	204
Impôts futurs	1 617	(40)	(56)	1 033	2 e)	2 554
	1 778	934	143	(97)		2 758
Bénéfice net (perte)	3 999	1 791	366	(312)		5 844

1) Le BAIIA désigne le bénéfice avant les intérêts, les impôts, l'amortissement et le gain ou la perte à la cession d'actifs. Les lecteurs sont priés de noter que le BAIIA n'a pas une signification normalisée en vertu des PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.

(en milliers de dollars)

1. Mode de présentation

Les états financiers consolidés pro forma non vérifiés ci-joints (les « états financiers pro forma ») ont été préparés pour rendre compte de l'acquisition de certains actifs de Wilson Drilling Ltd. (« Wilson »), de certains actifs d'Arrow Drilling Inc. (« Arrow »), de certains actifs de Bear Drilling Ltd. (« Bear ») et de certains actifs de Saturn Drilling Inc. (« Saturn »). Les états financiers consolidés pro forma non vérifiés du 31 mars 2004 ont été dressés à partir des états financiers consolidés non vérifiés de Trinidad Energy Services Income Trust (« Trinidad ») au 31 mars 2004 et pour le trimestre terminé à cette date; des états financiers non vérifiés d'Arrow pour la période du 1er janvier 2004 au 14 mars 2004 et des états financiers non vérifiés de Wilson au 31 mars 2004 et pour le trimestre terminé à cette date. Les états financiers consolidés pro forma non vérifiés au 31 décembre 2003 ont été dressés à partir des états financiers consolidés vérifiés de Trinidad pour l'exercice terminé le 31 décembre 2003, des états financiers non vérifiés de Saturn pour la période du 1er janvier 2003 au 9 avril 2003, des états financiers non vérifiés de Bear pour la période du 1er janvier 2003 au 30 juin 2003, des états financiers non vérifiés d'Arrow pour l'exercice terminé le 31 décembre 2003 et des états financiers vérifiés de Wilson pour l'exercice terminé le 31 décembre 2003.

Les états financiers pro forma ont été préparés par la direction. Le bilan consolidé pro forma non vérifié a été préparé pour rendre compte de l'acquisition de certains actifs de Wilson décrite à la note 2 comme si elle avait eu lieu le 31 mars 2004. Les états consolidés pro forma non vérifiés des résultats ont été préparés pour rendre compte des acquisitions décrites à la note 2 comme si elles avaient eu lieu le 1er janvier 2003. Ces états financiers pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été obtenus si les événements pris en compte dans les présentes avaient eu lieu aux dates indiquées, ni des résultats qui pourraient être obtenus ultérieurement.

Les conventions comptables utilisées pour la préparation des états financiers pro forma sont conformes aux conventions utilisées pour la préparation des états financiers consolidés vérifiés de Trinidad pour l'exercice terminé le 31 décembre 2003.

Les états financiers pro forma doivent être lus en parallèle avec les états financiers consolidés historiques de Trinidad pour l'exercice terminé le 31 décembre 2003 et les notes y afférentes. De l'avis de la direction, les états financiers pro forma comprennent tous les ajustements nécessaires pour rendre compte des acquisitions décrites à la note 2.

Trinidad Energy Services Income Trust est une entité sans personnalité morale établie sous le régime des lois de la province d'Alberta en vertu d'un acte de fiducie daté du 1er août 2002.

(en milliers de dollars)

2. Hypothèses et ajustements pro forma

Les états financiers pro forma rendent compte des hypothèses et des ajustements suivants :

a) Les primes ont diminué des montants décrits dans le tableau suivant afin d'éliminer l'attribution de primes aux cadres.

	31 mars 2004 $	31 décembre 2003 $
Bear	-	(709)
Arrow	-	(4 000)
	-	(4 709)

b) La perte sur les placements a diminué, comme il est décrit dans le tableau suivant, pour éliminer les pertes subies par les filiales détenues par Wilson qui n'ont pas été achetées dans le cadre de cette acquisition

	31 mars 2004 $	31 décembre 2003 $
Wilson	-	(1 969)
	-	(1 969)

c) L'amortissement a varié des montants présentés dans le tableau suivant par suite du passage à la méthode de l'amortissement proportionnel au rendement pour Saturn, Bear, Arrow et Wilson, conformément à la convention comptable adoptée par Trinidad à l'égard des immobilisations, et de l'augmentation des frais d'acquisition.

	31 mars 2004 $	31 décembre 2003 $
Wilson	200	447
Arrow	398	1 377
Saturn	-	164
Bear	-	(16)
	598	1 972

d) Au cours de l'exercice 2004, Trinidad a restructuré sa facilité de crédit à terme en une facilité à terme non dégressive de 65,0 millions de dollars détenue par G.E. Capital. Trinidad dispose d'un prélèvement supplémentaire d'approximativement 5,9 millions de dollars pour financer l'acquisition de Saturn. Trinidad a accès à un prélèvement supplémentaire d'approximativement 16,5 millions de dollars pour financer l'acquisition de Bear. Le montant des intérêts débiteurs a été augmenté comme suit pour tenir compte de l'augmentation de la dette comme si elle avait été engagée le 1er janvier 2003 :

	31 mars 2004 $	31 décembre 2003 $
Augmentation des intérêts débiteurs liée à l'acquisition de Saturn	-	104
Augmentation des intérêts débiteurs liée à l'acquisition de Bear	-	134
Augmentation des intérêts débiteurs liée à l'acquisition d'Arrow	10	17
Diminution des intérêts débiteurs liée à l'acquisition de Wilson	(199)	(673)
	(189)	(418)

(en milliers de dollars)

e) La charge d'impôts sur les bénéfices de l'exercice a été comptabilisée comme suit :

	31 mars 2004 $	31 décembre 2003 $
Saturn		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Saturn	-	10
(Diminution) des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	-	(571)
	-	(561)
Bear		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Bear	-	47
(Diminution) des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	-	(604)
	-	(557)
Arrow		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition d'Arrow	25	101
(Diminution) augmentation des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	(974)	(898)
	(949)	(797)
Wilson		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Wilson	18	72
(Diminution) augmentation des impôts sur les bénéfices exigibles découlant de la structure de la Fiducie	(199)	(667)
	(181)	(595)
	-	(2 510)

Les impôts en espèces supplémentaires qui seraient par ailleurs payables par suite des ajustements pro forma visant les résultats sont présumés être éliminés au moyen des déductions fiscales supplémentaires et des distributions aux porteurs de parts déductibles aux fins fiscales.

La charge d'impôts sur les bénéfices futurs a été ajustée, au taux d'imposition prévu par la loi, pour tenir compte de l'incidence des impôts sur les ajustements pro forma visant les résultats comme suit :

	31 mars 2004 $	**31 décembre 2003 $**
Wilson	199	1 422
Arrow	834	1 794
Saturn	-	473
Bear	-	873
	1 033	4 562

f) La répartition du prix d'achat de Wilson s'établit comme suit :

	$
Immobilisations	32 000
Écart d'acquisition	3 614
Impôts sur les bénéfices futurs	(3 614)
	32 000
Financé comme suit :	
Nouveaux capitaux propres, déduction faite des frais d'émission	19 200
Actions échangeables	12 800
	32 000

Le prix du présent placement devrait s'élever à 7,80 $ par part. Les principaux actionnaires de Wilson reçoivent une part de 40 % du prix d'achat sous forme d'actions échangeables.

Les actions échangeables peuvent être converties (au gré du porteur) en parts en tout temps. Les actions échangeables seront constituées d'une nouvelle série d'actions échangeables qui ne sont pas négociées en bourse et auront un ratio d'échange de 1 : 1 au moment de l'émission. Les actions échangeables ne sont pas admissibles à des distributions.

Des liquidités supplémentaires de 3,95 millions de dollars ont été amassées au moyen du financement et ont été ajoutées au fonds de roulement.

(en milliers de dollars)

g) La répartition du prix d'achat d'Arrow s'établit comme suit :

	$
Immobilisations	44 671
Écart d'acquisition	6 192
Impôts sur les bénéfices futurs	(6 192)
	44 671
Financé comme suit :	
Nouveaux capitaux propres, déduction faite des frais d'émission	26 671
Actions échangeables	18 000
	44 671

Le 15 mars 2004, Trinidad a acquis certaines immobilisations d'Arrow.

h) La répartition du prix d'achat de Bear s'établit comme suit :

	$
Immobilisations	41 000
Financé comme suit :	
Nouveaux capitaux provenant du placement privé, déduction faite des frais d'émission	24 454
Financement par emprunt	16 546
	41 000

Les ajustements pro forma comprennent les résultats d'exploitation de Bear de la période du 1er juillet 2003 au 15 juillet 2003, y compris des produits de 870 000 $, des charges d'exploitation de 600 000 $ et des frais généraux et frais d'administration de 39 000 $. Le 15 juillet 2003, Trinidad a acheté certaines immobilisations de Bear.

(en milliers de dollars)

i) La répartition du prix d'achat de Saturn s'établit comme suit :

	$
Immobilisations	16 650
Financé comme suit :	
Nouveaux capitaux propres, déduction faite des frais d'émission	10 860
Financement par emprunt	5 790
	16 650

Le 9 avril 2003, Trinidad a acquis certaines immobilisations de Saturn.

3 Fonds pro forma disponibles pour les distributions et les dépenses en immobilisations liées à la croissance

Les fonds pro forma disponibles pour les distributions et les dépenses en immobilisations liées à la croissance s'établissent comme suit pour le trimestre terminé le 31 mars 2004 et la période de douze mois terminée le 31 décembre 2003.

	31 mars 2004 $	**31 décembre 2003** $
Bénéfice net de la période	5 844	10 902
Ajouter (déduire) les éléments hors trésorerie		
Amortissement	4 370	12 623
Impôts sur les bénéfices futurs	2 554	6 694
Rémunérations à base de parts	2 557	3 427
Perte à la cession d'actifs	87	17
Fonds provenant de l'exploitation	15 412	33 663

Trinidad utilise les fonds provenant de l'exploitation pour financer les distributions aux porteurs de parts, les dépenses en immobilisations liées à la croissance et le remboursement de la dette.

Les lecteurs sont priés de noter que les fonds disponibles pour les distributions supplémentaires et les dépenses en immobilisations liées à la croissance n'ont pas de signification normalisée en vertu des PCGR; cependant, Trinidad calcule les fonds provenant de l'exploitation disponibles pour les distributions supplémentaires et les dépenses en immobilisations liées à la croissance de la même manière pour chaque période considérée. Les renseignements pro forma ne constituent pas une projection des résultats futurs. Les résultats d'exploitation réels de Trinidad de toute période varieront des montants établis dans l'analyse qui suit et cette variation pourrait être importante.

(en milliers de dollars)

4 Nombre moyen pondéré pro forma de parts en circulation

Le nombre moyen pondéré pro forma de parts en circulation a été calculé en fonction du nombre de parts et d'options sur actions de Trinidad en cours au 31 mars 2004 et au 31 décembre 2003, auquel sont ajoutées les parts supplémentaires émises dans le cadre de l'acquisition de Saturn, de Bear, d'Arrow et de Wilson.

Pour la préparation des états financiers pro forma, le nombre de parts en circulation a été établi comme suit :

	31 mars 2004 $	**31 décembre 2003 $**
Nombre de parts en circulation, résultat de base, Trinidad	27 971 031	11 374 982
Parts émises dans le cadre de l'acquisition de Saturn	-	4 615 385
Parts émises dans le cadre de l'acquisition de Bear au moyen du placement privé	-	7 222 222
Parts émises dans le cadre de l'acquisition d'Arrow	4 096 154	4 096 154
Parts émises dans le cadre de l'acquisition de Wilson	3 205 128	3 205 128
Nombre de parts en circulation, résultat de base pro forma	35 272 313	30 513 871

5 Actions échangeables pro forma

Trinidad émettra 1 641 026 actions échangeables à titre de contrepartie partielle pour l'acquisition de Wilson. Les actions échangeables peuvent être converties (au gré du porteur) en tout temps en parts jusqu'à cinq ans après l'émission, en fonction du ratio d'échange qui sera ajusté chaque fois que Trinidad verse une distribution à ses porteurs de parts. Les actions échangeables seront constituées d'une nouvelle série d'actions échangeables qui ne sont pas inscrites à la cote et auront un ratio d'échange de 1 : 1 au moment de l'émission. Les actions échangeables sont échangeables en parts en tout temps jusqu'à cinq ans après l'émission, en fonction d'un ratio d'échange qui est ajusté chaque fois que Trinidad verse une distribution à ses porteurs de parts. Les actions échangeables ne sont pas admissibles à des distributions.

	31 mars 2004 $	**31 décembre 2003 $**
Actions échangeables, série initiale émises pour Arrow	2 307 692	2 307 692
Actions échangeables, série B émises pour Wilson	1 641 026	1 641 026
	3 948 718	3 948 718

(en milliers de dollars)

6 Résultat pro forma par part

Le résultat pro forma par part s'établit comme suit :

	31 mars 2004 $	31 décembre 2003 $
Résultat de base [1]	0,15	0,32
Résultat dilué [2]	0,15	0,31

1) Le calcul du résultat de base par part est fondé sur le nombre moyen pondéré pro forma de parts en circulation au 31 mars 2004, soit 39 221 031 (34 462 589 parts au 31 décembre 2003), qui comprend les actions échangeables pro forma.

2) Le nombre de parts utilisé pour le calcul du résultat dilué comprend 691 517 parts supplémentaires au 31 mars 2004 (275 758 le 31 décembre 2003) pour tenir compte de l'effet dilutif des droits et des options des salariés et des administrateurs, selon la méthode du rachat de parts.

ÉTATS FINANCIERS DE WILSON DRILLING LTD.

1. États financiers non vérifiés de Wilson Drilling Ltd. pour le trimestre terminé le 31 mars 2004
2. États financiers vérifiés de Wilson Drilling Ltd. au 31 décembre 2003 et pour l'exercice terminé à cette date

États financiers consolidés non vérifiés

Wilson Drilling Ltd.

31 mars 2004

Wilson Drilling Ltd.

BILANS CONSOLIDÉS

	Au 31 mars 2004 $	Au 31 décembre 2003* $
	(non vérifié)	
ACTIF *[note 3]*		
Actif à court terme		
Encaisse	**523 578**	854 302
Débiteurs *[note 4]*	**4 475 189**	3 177 921
Charges payées d'avance	**105 291**	63 903
	5 104 058	4 096 126
Appareils de forage et équipement	**14 691 486**	12 121 388
Frais de développement reportés	**500 000**	500 000
Charges reportées	**114 772**	121 382
Placement	**25 000**	25 000
	20 435 316	16 863 896
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Créditeurs et charges à payer *[note 4]*	**5 024 466**	1 478 944
Impôts sur les bénéfices à payer	**346 553**	147 133
Tranche échéant à moins d'un an de l'emprunt bancaire à terme	**1 575 000**	1 575 000
Tranche échéant à moins d'un an de l'obligation au titre de contrats de location-acquisition	**715 148**	700 060
Produits comptabilisés d'avance	**—**	1 503
	7 661 167	3 902 640
Prêts consentis par des apparentés *[note 4]*	**3 319 764**	3 279 411
Obligation au titre de contrats de location-acquisition	**2 002 309**	2 186 855
Emprunt bancaire à terme *[note 3]*	**4 372 385**	4 725 000
Impôts sur les bénéfices futurs	**1 471 369**	1 527 441
	11 165 827	11 718 707
Capitaux propres		
Capital social	**20**	20
Bénéfices non répartis	**1 608 302**	1 242 529
	1 608 322	1 242 549
	20 435 316	16 863 896

Voir les notes afférentes aux états financiers consolidés.

*Tiré des états financiers consolidés vérifiés de Wilson Drilling Ltd. au 31 décembre 2003.

Au nom du conseil,

(signé) Kerry Wilson
Administrateur

(signé) Clayton Riddell
Administrateur

Wilson Drilling Ltd.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Trimestres terminés les 31 mars
(non vérifié)

	2004 $	2003 $
Produits		
Charges liées aux appareils de forage	**3 716 673**	3 607 909
Autres	**138 551**	129 877
	3 855 224	3 737 786
Coût d'exploitation		
Exploitation des appareils de forage	**2 276 516**	1 783 020
Marge brute	**1 578 708**	1 954 766
Charges		
Amortissement	**463 173**	446 623
Intérêts	**199 317**	52 500
Charges administratives	**314 849**	206 806
Perte à la cession d'équipement	**92 248**	—
	1 069 587	705 929
Bénéfice avant impôts sur les bénéfices	**509 121**	1 248 837
Impôts sur les bénéfices		
Exigibles	**199 420**	—
Futurs	**(56 072)**	507 145
	143 348	507 145
Bénéfice net de la période	**365 773**	741 692
Bénéfices non répartis au début de la période	**1 242 529**	2 059 603
Bénéfices non répartis à la fin de la période	**1 608 302**	2 801 295

Voir les notes afférentes aux états financiers consolidés.

Wilson Drilling Ltd.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

Trimestres terminés les 31 mars
(non vérifié)

	2004 $	2003 $
Flux de trésorerie liés aux activités d'exploitation		
Bénéfice net de la période	**365 773**	741 692
Ajouter les éléments sans effet sur la trésorerie :		
Amortissement	**463 173**	446 623
Charge (recouvrement) d'impôts futurs	**(56 072)**	507 145
Perte à la cession de l'équipement	**92 248**	—
Amortissement des charges reportées	**6 610**	—
	871 732	1 695 460
Variation du fonds de roulement hors caisse	**2 404 783**	(633 806)
	3 276 515	1 061 654
Flux de trésorerie liés aux activités d'investissement		
Achat d'appareils de forage et d'équipement	**(3 480 519)**	—
Placement dans des filiales	—	(27 014)
Produit de la vente d'équipement	**355 000**	—
	(3 125 519)	(27 014)
Flux de trésorerie liés aux activités de financement		
Remboursement de l'emprunt bancaire à terme	**(352 615)**	(500 000)
Augmentation (diminution) des prêts consentis par des apparentés	**40 353**	(10 000)
Remboursement de l'obligation au titre de contrats de location-acquisition	**(169 458)**	(155 603)
	(481 720)	(665 603)
Augmentation (diminution) de l'encaisse	**(330 724)**	369 037
Encaisse au début de la période	**854 302**	(47 791)
Encaisse à la fin de la période	**523 578**	321 246

Voir les notes afférentes aux états financiers consolidés.

Wilson Drilling Ltd.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
(non vérifié)

31mars 2004

1. NATURE DES ACTIVITÉS

Wilson Drilling Ltd. (la «société») est une société privée constituée le 18 juillet 1997, en vertu de la *Business Corporations Act* de l'Alberta, qui a amorcé ses activités d'exploitation en février 1998. Les principales activités de l'entreprise consistent en l'exploitation d'appareils de forage de puits de pétrole et de gaz dans l'Ouest canadien et le développement de l'équipement de remise à neuf des sites de forage.

La société voit la demande pour ses services de forage fluctuer et, par conséquent, les résultats intermédiaires ne sont pas nécessairement représentatifs des résultats annuels.

2. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires de la société ont été préparés selon les principes comptables généralement reconnus. Les conventions comptables appliquées sont conformes à celles décrites dans les états financiers consolidés de la société pour l'exercice terminé le 31 décembre 2003. Les présents états financiers consolidés intermédiaires ne comprennent pas toutes les informations requises dans les états financiers consolidés annuels et doivent être lus avec les états financiers consolidés au 31 décembre 2003.

Les états financiers consolidés incluent les comptes de la société et de sa filiale détenue à 76,13 %, Invertek Fluid Reclaimers Inc. («Invertek»). Invertek comprend les comptes consolidés de ses filiales en propriété exclusive, Invertek Manufacturing Inc. et Invertek Inc.

3. EMPRUNT BANCAIRE À TERME

Le 4 décembre 2003, la société a obtenu 6 300 000 $ sous la forme d'un emprunt bancaire à terme remboursable en versements mensuels du capital de 131 250 $ portant intérêt au taux de base majoré de 1,00 % et venant à échéance en décembre 2007. Le produit de l'emprunt a servi à racheter la facilité de crédit d'exploitation de 5 500 000 $. Un contrat de garantie générale, représentant une charge flottante de premier rang sur tous les biens actuels et acquis par la suite de la société ainsi qu'une charge fixe de premier rang sur les appareils de forage n°s 1 et 2 et une charge de deuxième rang sur l'appareil de forage n° 3, est donné en garantie. Un contrat de subordination signé par Paramount Resources Ltd. («Paramount»), actionnaire détenant 50 % de la société, subordonne toutes les dettes actuelles et futures de la société à la banque.

Au 31 mars, 2004, la société ne respectait pas ses engagements à l'égard des exigences de ratio financier contenues dans les clauses restrictives de l'entente de prêt bancaire à terme. La société a obtenu une renonciation du prêteur dans le cadre de ces manquements.

4. OPÉRATIONS ET SOLDES ENTRE APPARENTÉS

Prêts consentis par des apparentés

Au 31 mars 2004, la société avait reçu des prêts des actionnaires totalisant 3 094 300 $. Les prêts des actionnaires ne comportent aucune modalité fixe de règlement, ne sont pas garantis et portent intérêt au taux de base majoré de deux pour cent par année. Au cours du trimestre terminé le 31 mars 2004, la société a versé 40 353 $ en intérêts.

Au 31 mars 2004, la société avait également un prêt de 225 464 $ accordé par Shehtah Wilson Drilling Partnership («Shehtah»), société en commandite dans laquelle la société détient une participation de 1 % et Paramount, une participation de 99 %.

Autres opérations avec des apparentés

Toutes les opérations entre apparentés sont comptabilisées à leur valeur d'échange. Les soldes des montants à verser aux apparentés et à en recevoir à la fin de la période sont résumés ci-dessous :

	Au 31 mars 2004			
	Invertek USA $	Shehtah $	Paramount $	Total $
Débiteurs	**10 072**	**911 119**	**809 737**	**1 730 928**
Créditeurs et charges à payer	—	—	**1 504**	**1 504**

Les opérations avec des apparentés au cours de la période se présentent comme suit :

	Trimestre terminé le 31 mars 2004		
	Paramount $	Shetah $	Total $
Produits	**1 155 094**	**121 969**	**1 277 063**
Intérêts débiteurs	**40 353**	—	**40 353**
Recouvrement des charges d'exploitation et d'administration	—	**167 871**	**167 871**

Wilson Drilling Ltd.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
(non vérifié)

31mars 2004

	Trimestre terminé le 31 mars 2003		
	Paramount $	**Shetah** $	**Total** $
Produits	2 117 193	100 572	2 217 765
Recouvrement des charges d'exploitation et d'administration	—	118 989	118 989

Paramount détient 50 % des actions de la société. Invertek USA appartient à un employé de Invertek. Au cours des trimestres terminés les 31 mars 2004 et 2003, la société a réalisé des honoraires de gestion et recouvré ses charges d'exploitation et d'administration par suite du contrat de gestion conclu avec Shehtah.

5. FAIT POSTÉRIEUR À LA DATE DU BILAN

Le 8 juillet 2004, la société a conclu une entente avec un tiers en vue de lui vendre la presque totalité de ses appareils de forage.

États financiers consolidés

Wilson Drilling Ltd.

31 décembre 2003 et 2002

RAPPORT DES VÉRIFICATEURS

Aux membres du conseil d'administration de
Wilson Drilling Ltd.

Nous avons vérifié les bilans consolidés de **Wilson Drilling Ltd.** aux 31 décembre 2003 et 2002 et les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé le 31 décembre 2003 et des onze mois terminés le 31 décembre 2002. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 31 décembre 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé le 31 décembre 2003 et les onze mois terminés le 31 décembre 2002 selon les principes comptables généralement reconnus du Canada.

Calgary, Canada
Le 19 mars 2004
(le 16 juillet 2004 pour la note 13)

(signé) Ernst & Young s.r.l.
Comptables agréés

Wilson Drilling Ltd.

BILANS CONSOLIDÉS

Aux 31 décembre

	2003 $	2002 $
ACTIF *[note 4]*		
Actif à court terme		
Encaisse	**854 302**	—
Débiteurs *[notes 10 et 11]*	**3 177 921**	795 880
Charges payées d'avance *[note 10]*	**63 903**	47 232
	4 096 126	843 112
Appareils de forage et équipement *[note 3]*	**12 121 388**	13 523 659
Coûts de développement reportés *[note 2]*	**500 000**	—
Charges reportées	**121 382**	15 614
Placement *[note 2]*	**25 000**	1 911 428
Prêt non remboursé *[note 2]*	—	500 000
	16 863 896	16 793 813
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Créditeurs et charges à payer *[note 10]*	**1 478 944**	591 193
Impôts sur les bénéfices à payer	**147 133**	—
Tranche échéant à moins d'un an de l'emprunt bancaire à terme *[note 4]*	**1 575 000**	—
Emprunt renouvelable à vue *[note 4]*	—	5 547 791
Tranche échéant à moins d'un an de l'obligation au titre de contrats de location-acquisition *[note 5]*	**700 060**	642 824
Produits comptabilisés d'avance *[note 10]*	**1 503**	271 504
	3 902 640	7 053 312
Prêts consentis par des apparentés *[note 9]*	**3 279 411**	3 786 366
Obligation au titre de contrats de location-acquisition *[note 5]*	**2 186 855**	2 886 914
Emprunt bancaire à terme *[note 4]*	**4 725 000**	—
Impôts sur les bénéfices futurs *[note 7]*	**1 527 441**	1 007 598
	11 718 707	7 680 878
Engagements *[note 5]*		
Capitaux propres		
Capital social *[note 6]*	**20**	20
Bénéfices non répartis	**1 242 529**	2 059 603
	1 242 549	2 059 623
	16 863 896	16 793 813

Voir les notes afférentes aux états financiers consolidés.

Au nom du conseil,

(signé) Kerry Wilson
Administrateur

(signé) Clayton Riddell
Administrateur

Wilson Drilling Ltd.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

	Exercice terminé le 31 décembre 2003 $	Onze mois terminés le 31 décembre 2002 $
PRODUITS		
Charges liées aux appareils de forage *[note 10]*	**11 144 221**	7 060 923
Autres	**435 964**	170 359
	11 580 185	7 231 282
Coût d'exploitation		
Exploitation des appareils de forage *[note 10]*	**6 608 870**	3 796 430
Marge brute	**4 971 315**	3 434 852
Charges		
Amortissement	**1 813 782**	1 486 001
Moins-value de placement *[note 2]*	**1 770 335**	—
Intérêts *[note 10]*	**673 116**	535 754
Charges administratives	**643 168**	970 909
Quote-part de la perte de placement *[note 2]*	**199 338**	35 394
Perte à la cession d'équipement	**38 661**	—
	5 138 400	3 028 058
Bénéfice (perte) avant impôts sur les bénéfices et part des actionnaires sans contrôle	**(167 085)**	406 794
Impôts sur les bénéfices *[note 7]*	**666 566**	(23 361)
Quote-part des pertes revenant aux actionnaires sans contrôle *[note 2]*	**(16 577)**	—
Bénéfice net (perte nette) de la période	**(817 074)**	430 155
Bénéfices non répartis au début de la période	**2 059 603**	1 629 448
Bénéfices non répartis à la fin de la période	**1 242 529**	2 059 603

Voir les notes afférentes aux états financiers consolidés.

Wilson Drilling Ltd.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

	Exercice terminé le 31 décembre 2003 $	Onze mois terminés le 31 décembre 2002 $
Flux de trésorerie liés aux activités d'exploitation		
Bénéfice net (perte nette) de la période	**(817 074)**	430 155
Ajouter les éléments sans effet sur la trésorerie :		
Amortissement	**1 813 782**	1 486 001
Moins-value de placement *[note 2]*	**1 770 335**	—
Charge (recouvrement) d'impôts sur les bénéfices futurs *[note 7]*	**519 843**	(3 034)
Quote-part de la perte de placement *[note 2]*	**199 338**	35 394
Quote-part des pertes revenant aux actionnaires sans contrôle *[note 2]*	**(16 577)**	—
Flux de trésorerie liées aux activités d'exploitation	**3 469 647**	1 948 516
Variation du fonds de roulement hors caisse *[note 8]*	**(1 570 648)**	335 745
	1 898 999	2 284 261
Flux de trésorerie liés aux activités d'investissement		
Achats d'appareils de forage et d'équipement	**(407 724)**	(2 684 227)
Placement dans Invertek Fluid Reclaimers Inc. *[note 2]*	**(108 636)**	(1 446 822)
Placement dans NWT Safety Supply Ltd. *[note 2]*	**(25 000)**	—
Augmentation du prêt à l'entité émettrice *[note 2]*	**—**	(500 000)
Dépôt de garantie pour les locaux de bureau	**—**	(15 614)
	(541 360)	(4 646 663)
Flux de trésorerie liés aux activités de financement		
Emprunt bancaire à terme, déduction faite des frais de financement	**6 194 232**	—
Diminution de l'emprunt renouvelable à vue	**(5 547 791)**	(2 051 995)
Augmentation (diminution) des prêts consentis par des apparentés	**(506 955)**	2 256 096
Augmentation (diminution) de l'obligation au titre de contrats de location-acquisition	**(642 823)**	2 158 301
	(503 337)	2 362 402
Variation de l'encaisse et encaisse à la fin de la période	**854 302**	—

Voir les notes afférentes aux états financiers consolidés.

Wilson Drilling Ltd.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

31 décembre 2003 et 2002

1. NATURE DES ACTIVITÉS

Wilson Drilling Ltd. (la «société») est une société privée constituée le 18 juillet 1997 en vertu de la *Business Corporations Act* de l'Alberta, qui a amorcé ses activités d'exploitation en février 1998. Les principales activités de l'entreprise consistent en l'exploitation d'appareils de forage de puits de pétrole et de gaz dans l'Ouest canadien et le développement de l'équipement de remise à neuf des sites de forage.

En 2002, la société a changé sa date de fin d'exercice du 31 janvier pour le 31 décembre afin qu'elle coïncide avec la date de clôture de l'un de ses actionnaires. Par conséquent, les états financiers correspondants et les notes y afférentes ont trait aux onze mois terminés le 31 décembre 2002.

2. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

a) Principes de consolidation et mode de présentation

Les états financiers consolidés ci-joints ont été préparés selon les principes comptables généralement reconnus du Canada et comprennent les comptes de la société et de sa filiale détenue à 76,13 %, Invertek Fluid Reclaimers Inc. («Invertek»). Invertek inclut les comptes consolidés de ses filiales en propriété exclusive, Invertek Manufacturing Inc. et Invertek Inc.

b) Appareils de forage et équipement

Les immobilisations corporelles sont comptabilisées au coût. L'amortissement est établi selon la méthode linéaire afin d'amortir le coût des immobilisations corporelles sur leur durée de vie utile estimative:

Appareils de forage	10 ans
Équipement	7 ans
Matériel informatique	3 ans

c) Impôts sur les bénéfices futurs

La société comptabilise ses impôts sur les bénéfices selon la méthode du passif fiscal. Suivant cette méthode, les actifs et passifs d'impôts futurs sont calculés d'après les écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs et ils sont mesurés selon les taux d'imposition en vigueur et les lois qui seront en vigueur lorsque les écarts sont censés se résorber. L'incidence des actifs et passifs d'impôts futurs sur le changement des taux d'imposition est constatée dans le bénéfice net de la période au cours de laquelle survient ce changement.

d) Contrats de location

Les contrats de location qui transfèrent la quasi-totalité des avantages et des risques inhérents à la propriété d'un bien loué sont comptabilisés par la société comme des contrats de location-acquisition au début du contrat. La valeur actualisée des paiements futurs en vertu de ces contrats est comptabilisée dans les immobilisations (et amortie sur leur durée de vie utile estimative) et dans la dette à long terme s'y rapportant. Tous les autres contrats de location sont classés comme des contrats de location-exploitation (voir la note 5) en vertu desquels les loyers sont comptabilisés comme des charges au cours de la période pendant laquelle ils sont engagés.

e) Placement

Jusqu'au 20 novembre 2003, le placement de la société dans les actions ordinaires de Invertek était comptabilisé à la valeur de consolidation étant donné que la société pouvait exercer une influence notable sur les politiques en matière d'exploitation et de financement de Invertek (voir la note 2).

Le placement de portefeuille dans NWT Safety Supplies Ltd. a été comptabilisé à la valeur d'acquisition.

f) Charges reportées

Les charges reportées ont trait principalement aux frais de financement lors de l'émission de la dette à long terme et sont amorties de manière linéaire sur la période allant jusqu'à l'échéance de la dette correspondante.

g) Frais de développement reportés

Les frais de développement reportés ont trait surtout aux frais de matériaux et de main-d'œuvre directs associés au développement du matériel de remise à neuf. L'amortissement de ces frais commencera avec la production commerciale ou l'utilisation du matériel de remise à neuf. La société évalue ces coûts chaque année d'après les critères de report des principes comptables généralement reconnus du Canada et l'avancement actuel du projet du matériel de remise à neuf de la société. Une radiation est effectuée lorsque les critères ne sont plus respectés.

h) Dépréciation ou sortie d'actifs à long terme

La société évalue la recouvrabilité des actifs à long terme ou de groupements d'actifs lorsque des événements ou des changements de situation indiquent que leur valeur comptable peut ne pas être recouvrable. Les situations qui peuvent donner lieu à un examen comprennent entre autres : des baisses importantes de la valeur de marché de l'actif, des changements défavorables importants dans l'environnement juridique ou le contexte économique, l'annulation ou la modification de contrats, la perte de clients clés, une accumulation de coûts excédant de manière significative le montant initialement prévu pour l'acquisition ou la construction de l'actif, des pertes d'exploitation

ou des flux de trésorerie négatifs pour la période considérée, combinés à des pertes d'exploitation passées, ou des prévisions indiquant des pertes soutenues rattachées à l'utilisation de l'actif, le fait qu'on s'attende à ce qu'il soit plus probable qu'improbable que l'actif sera vendu ou autrement sorti bien avant la fin de sa durée de vie utile estimative.

La recouvrabilité est évaluée d'après la valeur comptable de l'actif et sa valeur de recouvrement nette qui est généralement calculée d'après les flux de trésorerie non actualisés prévus devant résulter de l'utilisation et de la sortie éventuelle de l'actif. Une perte de valeur est constatée lorsque la valeur comptable n'est pas recouvrable et dépasse la juste valeur.

i) Utilisation d'estimations

La préparation des états financiers selon les principes comptables généralement reconnus du Canada exige que la direction fasse des estimations et formule des hypothèses qui touchent les montants déclarés des actifs et des passifs et la présentation des actifs et des passifs éventuels à la date des états financiers et les montants déclarés des produits et des charges au cours de la période visée. Les résultats réels peuvent être différents de ces estimations.

La société a estimé la durée de vie utile de ses immobilisations corporelles et la recouvrabilité des frais de développement reportés et des charges reportées d'après les plans d'affaires actuels.

j) Constatation des produits

Les charges liées aux appareils de forage sont constatées lorsque les services sont rendus.

2. ACQUISITIONS D'ENTREPRISES

Invertek Fluid Reclaimers Inc.

Au cours de 2002, la société a avancé à Invertek 500 000 $ sous la forme d'un prêt sans intérêt non garanti. Le prêt ne comporte aucune modalité fixe de règlement et a donc été classé comme prêt à long terme.

Au cours de 2002, la société a reçu des actions en paiement de prêts consentis à Invertek pour un montant de 1 446 822 $, représentant une participation additionnelle de 25 %, ce qui porte sa participation totale à 30 % au 31 décembre 2002. L'augmentation de la participation a amené la société à exercer une influence notable sur Invertek et le placement a donc été comptabilisé à la valeur de consolidation. Au cours de 2003, la société a avancé une somme additionnelle de 60 464 $ à Invertek en vertu d'une convention de placement de l'exercice précédent, ce qui n'entraîne donc pas une participation additionnelle. La quote-part des pertes revenant à la société jusqu'au 20 novembre 2003 a été de 199 338 $ (35 394 $ au 31 décembre 2002).

Wilson Drilling Ltd.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

31 décembre 2003 et 2002

Au cours de l'exercice, l'examen par la direction de la valeur comptable de son placement dans Invertek a entraîné une moins-value de 1 770 335 $.

Le 20 novembre 2003, la société a acheté 46,13% de plus des actions de Invertek pour une contrepartie au comptant de 57 000 $ afin de porter sa participation cumulative à 76,13 %.

Cette acquisition a été comptabilisée selon la méthode de l'acquisition, les résultats d'exploitation de Invertek étant consolidés à partir de la date d'acquisition du contrôle. Le tableau suivant résume la juste valeur estimative des actifs acquis et des passifs pris en charge à la date d'acquisition.

	$
Encaisse	8 828
Équipement	3 787
Débiteurs	114 684
Frais de développement reportés	500 000
Fonds de roulement hors caisse net	(53 722)
Prêt des actionnaires	(500 000)
Moins : Quote-part des actifs nets revenant aux actionnaires sans contrôle	(16 577)
Total de la contrepartie	**57 000**

NWT Safety Supplies Ltd.

Le 10 décembre 2003, la société a acquis 25 actions de catégorie B de NWT Safety Supplies Ltd. pour un produit au comptant de 25 000 $.

3. APPAREILS DE FORAGE ET ÉQUIPEMENT

	2003		
	Coût $	Amortissement cumulé $	Valeur comptable nette $
Appareils de forage	**17 930 286**	**6 015 121**	**11 915 165**
Matériel informatique	**38 118**	**26 891**	**11 227**
Équipement	**214 885**	**19 889**	**194 996**
	18 183 289	**6 061 901**	**12 121 388**

	2002		
	Coût	Amortissement cumulé	Valeur comptable nette
Appareils de forage	17 687 223	4 222 092	13 465 131
Matériel informatique	30 583	10 777	19 806
Équipement	51 295	12 573	38 722
	17 769 101	4 245 442	13 523 659

Les actifs en vertu des contrats de location-acquisition ont un coût de 5 994 179 $ (5 916 673 $ en 2002) et un amortissement cumulé correspondant de 1 177 088 $ (577 670 $ en 2002).

4. EMPRUNT BANCAIRE À TERME

En 2002, la société a utilisé une facilité de crédit d'exploitation renouvelable à vue disponible ayant un plafond de 5 500 000 $ et portant intérêt au taux bancaire de base majoré de 0,25 %. Le montant disponible en vertu de cette facilité a été réduit de 500 000 $ par trimestre. Les actifs de la société ont été donnés en garantie. La facilité de crédit était convertible au gré de la banque en un emprunt à terme.

Le 4 décembre 2003, la société a obtenu 6 300 000 $ sous la forme d'un emprunt bancaire à terme remboursable en versements mensuels du capital de 131 250 $ portant intérêt au taux de base majoré de 1,00 % et venant à échéance en décembre 2007. Le produit de l'emprunt a servi à acheter la facilité de crédit d'exploitation de 5 500 000 $. Un contrat de garantie générale, représentant une charge flottante de premier rang sur tous les biens actuels et acquis par la suite de la société ainsi qu'une charge fixe de premier rang sur les appareils de forage n°s 1 et 2 et une charge de deuxième rang sur l'appareil de forage n° 3, est donnée en garantie. Un contrat de subordination signé par Paramount Resources Ltd. («Paramount»), actionnaire détenant 50 % de la

société, subordonne toutes les dettes actuelles et futures de la société à la banque. La date de révision du crédit est le 31 mai 2004.

5. OBLIGATION AU TITRE DE CONTRATS DE LOCATION-ACQUISITION

Les loyers minimums futurs à payer au 31 décembre 2003 au titre de contrats de location-acquisition se présentent comme suit :

	Contrats de location-acquisition $
2004	920 132
2005	920 132
2006	920 132
2007	613 422
Total des loyers minimums futurs à payer au titre de contrats de location-acquisition	3 373 818
Moins : intérêt théorique de 8,9 %	486 903
Solde des obligations au titre de contrats de location-acquisition	2 886 915
Moins : tranche échéant à moins d'un an	700 060
Obligation à long terme au titre de contrats de location-acquisition	2 186 855

Au cours de l'exercice, l'intérêt sur les contrats de location-acquisition a totalisé 277 308 $.

La société est assujettie à certains engagements à l'égard des contrats de location-exploitation. Les paiements minimums exigés au titre de ces contrats se présentent comme suit :

	$
2004	155 240
2005	138 208
2006	132 662
2007	87 394
	513 504

6. CAPITAL SOCIAL

Autorisé

Nombre illimité d'actions ordinaires avec droit de vote de catégorie A sans valeur nominale.
Nombre illimité d'actions privilégiées sans droit de vote rachetables au gré de la société.

Émis et en circulation	**Nombre**	**$**
Actions ordinaires de catégorie A aux 31 décembre 2003 et 2002	**20**	**20**

7. IMPÔTS SUR LES BÉNÉFICES FUTURS

La provision pour impôts sur les bénéfices diffère des impôts sur les bénéfices obtenus en appliquant le taux d'imposition des sociétés du Canada au bénéfice avant impôts sur les bénéfices comme suit :

	2003 **$**	**2002** **$**
Taux d'imposition des sociétés	**36,75 %**	39,17 %
Charge (recouvrement) d'impôts sur les bénéfices calculés	**(61 404)**	159 345
Augmentation (diminution) résultant de ce qui suit :		
Déduction accordée aux petites entreprises	**(59 239)**	—
Réduction du taux	**(46 731)**	(23 133)
Rajustement de la déclaration de revenu	**11 128**	(143 017)
Charges non déductibles	**92 843**	5 222
Moins-value de placement	**650 598**	—
Économie liée aux pertes autres qu'en capital non constatées	**74 860**	—
Divers	**4 511**	(21 778)
Charge (recouvrement) d'impôts sur les bénéfices	**666 566**	(23 361)

Le passif d'impôts futurs net se compose de ce qui suit :

	2003 $	2002 $
Écarts entre la valeur fiscale et la valeur déclarée des actifs amortissables	**(1 363 520)**	(1 307 950)
Reports en avant de pertes d'exploitation nettes	**206 081**	300 352
Recherche et développement	**260 886**	—
Provision pour moins-value sur les actifs d'impôts futurs de Invertek	**(630 888)**	—
	(1 527 441)	(1 007 598)

Au 31 décembre 2003, la société n'avait aucune perte autre qu'en capital (855 217 $ en 2002) disponible afin de réduire le bénéfice imposable des exercices futurs. Invertek avait des pertes autres qu'en capital de 798 966 $ à reporter en avant.

Comme il n'est pas possible pour le moment de déterminer si l'issue est «plus probable qu'improbable», une provision pour moins-value entière a été établie sur les actifs d'impôts futurs de Invertek de 701 409 $.

8. VARIATION DU FONDS DE ROULEMENT HORS CAISSE

	2003 $	2002 $
Flux de trésorerie liés aux éléments suivants :		
Débiteurs	**(2 267 356)**	1 827 543
Charges payées d'avance	**(15 405)**	397
Créditeurs et charges à payer	**834 980**	(1 733 236)
Impôts sur les bénéfices à payer	**147 133**	(30 463)
Produits comptabilisés d'avance	**(270 000)**	271 504
	(1 570 648)	335 745

Aucun versement d'impôts n'a été effectué au cours de l'exercice. Les intérêts payés au cours de l'exercice se rapprochent des intérêts débiteurs.

9. PRÊTS CONSENTIS PAR DES APPARENTÉS

Au 31 décembre 2003, la société comptait des prêts des actionnaires s'élevant à 3 053 946 $ (3 007 428 $ en 2002). Les prêts des actionnaires ne comportent aucune modalité fixe de règlement, ne sont pas garantis et portent intérêt au taux bancaire de base majoré de deux pour cent par année. Au cours de l'exercice terminé le 31 décembre 2003, la société a versé 148 719 $ (124 957 $ en 2002) en intérêt.

Au 31 décembre 2003, la société avait aussi un prêt de 225 465 $ (778 938 $ en 2002) consenti par Shehtah Wilson Drilling Partnership («Shehtah»), société en commandite dans laquelle la société détient une participation de 1 % et Paramount, une participation de 99 %.

10. OPÉRATIONS ENTRE APPARENTÉS

Toutes les opérations entre apparentés sont comptabilisées à leur valeur d'échange. Les soldes des montants à verser aux apparentés et à en recevoir à la fin de la période sont résumés ci-dessous :

	2003				
	Invertek USA $	**Employé $**	**Paramount $**	**Longhorn $**	**Total $**
Débiteurs	**106 684**	**20 000**	**805 459**	**—**	**932 143**
Créditeurs et charges à payer	—	—	—	**47 781**	**47 781**
Produits comptabilisés d'avance	—	—	**1 504**	—	**1 504**

	2002		
	Paramount $	**Longhorn $**	**Total $**
Débiteurs	277 590	—	277 590
Charges payées d'avance	—	24 000	24 000
Créditeurs et charges à payer	—	23 240	23 240
Produits comptabilisés d'avance	271 504	—	271 504

Les opérations avec les apparentés au cours de la période sont résumées ci-dessous :

	2003			
	Paramount $	**Longhorn** $	**Shetah** $	**Total** $
Produits	**4 828 667**	—	**352 929**	**5 181 596**
Exploitation des appareils	—	**532 863**	—	**532 863**
Intérêts débiteurs	**148 719**	—	—	**148 719**
Charges d'exploitation et d'administration	—	—	**678 411**	**678 411**

	2002			
	Paramount $	**Longhorn** $	**Shetah** $	**Total** $
Produits	4 481 522	—	170 350	4 651 872
Exploitation des appareils	—	361 453	—	361 463
Intérêts débiteurs	124 957	—	—	124 957
Charges d'exploitation et d'administration	—	—	518 465	518 465

Paramount détient 50 % des actions de la société. 761806 Alberta Ltd Company, aussi connue sous la raison sociale de Longhorn Trucking («Longhorn»), est détenue par un actionnaire important de la société. Invertek USA appartient à un employé de Invertek. Au cours de l'exercice terminé le 31 décembre 2003, la société a réalisé des honoraires de gestion et recouvré des charges d'exploitation et d'administration par suite d'un contrat de gestion conclu avec Shehtah.

Au 31 décembre 2003, la société a obtenu néant (270 000 $ en 20002) de Paramount à titre de paiement anticipé de services qui seront rendus au cours du prochain exercice.

11. INSTRUMENTS FINANCIERS

a) Risque de crédit

Les ventes de la société se font avec des clients du secteur du pétrole et du gaz, ce qui entraîne une concentration du risque de crédit. En règle générale, la société consent un crédit non garanti à ces clients et, par conséquent, le recouvrement de ces débiteurs peut être influencé par les changements de la conjoncture économique ou d'autres conditions et ainsi avoir une incidence sur le risque de crédit global de la société. La direction croit que le risque est atténué par la taille, la réputation et la nature diversifiée des sociétés auxquelles la société consent un crédit. La société n'a pas précédemment subi de pertes de crédit importantes lors du recouvrement des débiteurs.

La société offre des services de forage surtout à trois clients qui représentent environ 94 % de ses produits pour l'exercice terminé le 31 décembre 2003 et 77 % des débiteurs au 31 décembre 2003. Ces contrats sont négociés et renouvelés chaque année.

b) Juste valeur des actifs et passifs financiers

Les instruments financiers de la société comprennent l'encaisse, les débiteurs, le prêt non remboursé, les créditeurs et charges à payer, les impôts sur les bénéfices à payer, les obligations au titre de contrats de location-acquisition, les prêts consentis par des apparentés et un emprunt bancaire à terme. La valeur comptable de ces instruments se rapproche de leur juste valeur, sauf indication contraire.

L'obligation au titre de contrats de location-acquisition est un instrument financier à taux fixe dont la juste valeur fluctue avec les variations des taux d'intérêt. Au 31 décembre 2003, la valeur de l'obligation au titre des contrats de location-acquisition fondée sur les taux d'intérêt en vigueur pour les instruments de créance de nature et de durée similaires se rapprochait de la valeur comptable.

12. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation de l'exercice actuel.

13. ÉVÉNEMENS POSTÉRIEURS À LA DATE DU BILAN

Au 31 mars, 2004, la société ne respectait pas ses engagements à l'égard des exigences de ratio financier contenues dans les clauses restrictives de l'entente de prêt bancaire à terme. La société a obtenu une renonciation du prêteur dans le cadre de ces manquements.

Le 8 juillet 2004, la société a conclu une entente avec un tiers en vue de vendre la quasi-totalité de ses appareils de forage.

ATTESTATION DE LA FIDUCIE ET DU PROMOTEUR

Le 19 juillet 2004

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada. Aux fins de la province de Québec, le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

pour TRINIDAD ENERGY SERVICES INCOME TRUST
par Trinidad Drilling Ltd.

(signé) Michael E. Heier
Président du conseil et chef de la direction

(signé) Brent J. Conway
Chef des finances

pour le conseil d'administration de Trinidad Drilling Ltd.

(signé) Kevin A. Bennett
Administrateur

(signé) Grant D. Abbott
Administrateur

pour le PROMOTEUR,
TRINIDAD DRILLING LTD.,

(signé) Michael E. Heier
Président du conseil et chef de la direction

ATTESTATION DES PRENEURS FERMES

Le 19 juillet 2004

À notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada. Aux fins de la province de Québec, le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

RAYMOND JAMES LTÉE

(signé) Edward J. Bereznicki

MARCHÉS MONDIAUX CIBC INC.

(signé) Arthur Korpach

VALEURS MOBILIÈRES TD INC.

(signé) Gregory B. Saksida

HAYWOOD SECURITIES INC.

(signé) David G. McGorman

INVESTISSEMENTS PREMIERS ASSOCIÉS INC.

(signé) John M. Peltier

VALEURS MOBILIÈRES DESJARDINS INC.

(signé) Jake A. Herman

CORPORATION DE VALEURS MOBILIÈRES DUNDEE

(signé) Ali A. Bhojani

FIRSTENERGY CAPITAL CORP.

(signé) Hugh R. Sanderson

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".*

SHORT FORM PROSPECTUS

New Issue **July 19, 2004**

TRINIDAD

ENERGY SERVICES INCOME TRUST

$25,000,006

3,205,129 Trust Units

Price: $7.80

Per Trust Unit

This short form prospectus qualifies the distribution of 3,205,129 trust units (the "**Trust Units**") of Trinidad Energy Services Income Trust (the "**Trust**") at a price of $7.80 per Trust Unit (the "**Offering**"). The price for the Trust Units offered under this short form prospectus was determined by negotiation between Trinidad Drilling Ltd. ("**Trinidad**"), on behalf of the Trust, and Raymond James Ltd., on behalf of itself and the other Underwriters (as defined below).

The net proceeds of this Offering will be used to complete the indirect acquisition by the Trust of substantially all of the drilling assets of Wilson Drilling Ltd. ("**Wilson**"). Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Wilson Acquisition (as defined herein), other than the payment of the Purchase Price in respect thereof (as defined herein). In the event this Offering is not completed, the Wilson Acquisition will not be completed. See "Recent Developments - Acquisition of Assets of Wilson Drilling Ltd." and "Use of Proceeds".

The outstanding Trust Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "TDG.UN". On July 16, 2004, the closing price of the Trust Units on the TSX was $7.71. The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before October 8, 2004.

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust[(1)]
Per Trust Unit	$7.80	$0.39	$7.41
Total[(2)]	$25,000,006	$1,250,000	$23,750,006

Notes:

(1) Before deducting expenses of the Offering, estimated to be $600,000, which will be paid from the general funds of the Trust.

(2) The Trust has granted the Underwriters an option (the "**Option**"), exercisable in whole or in part, to purchase up to an additional 250,000 Trust Units at the Offering price, which Option is exercisable at any time until 9:00 a.m. (Calgary time) on the day preceding the Closing Date (as defined herein). The Trust Units issuable upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Offering, the Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of this Offering) will be $26,950,006, $1,347,500 and $25,602,506 respectively. See "Plan of Distribution".

On July 8, 2004, the Trust announced that, conditional upon the Wilson Closing (as defined herein), the Trust intends to increase its cash distribution from $0.055 to $0.06 per Trust Unit per month ($0.72 per Trust Unit per year), beginning with the payment by the Trust expected to be made on August 15, 2004 to holders of Trust Units ("**Unitholders**") of record on July 30, 2004. Provided this Offering closes before July 30, 2004, subscribers who complete their purchase of Trust Units from the Underwriters under this Offering and continue to be the registered holders of such Trust Units on July 30, 2004 will be eligible to receive the distribution expected to be made on August 15, 2004. See "Recent Developments – Distribution Increase" and "Distribution Policy".

Raymond James Ltd., CIBC World Markets Inc., TD Securities Inc., Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc., Dundee Securities Corporation and FirstEnergy Capital Corp. (collectively, the "**Underwriters**"), as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to approval of certain legal matters on behalf of the Trust by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Macleod Dixon LLP.

TD Securities Inc. is, directly or indirectly, a wholly owned subsidiary of a Canadian chartered bank which is a lender to Trinidad. Consequently, the Trust may be considered to be a connected issuer of this Underwriter under applicable Canadian securities laws. See "Relationship Between the Trust and a Certain Underwriter".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Closing of this Offering and the Wilson Closing (as defined herein) are expected to occur on or about July 27, 2004, but in any event no later than August 6, 2004. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this short form prospectus and the documents incorporated by reference herein, the Trust uses the term "cash flow of the Trust" to refer to the amount of cash that is expected to be available for distribution to Unitholders and the term "EBITDA" to refer to earnings of the Trust before interest, taxes, depreciation and amortization. The terms "cash flow of the Trust" and "EBITDA" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP; "cash flow of the Trust" is an amount calculated in accordance with the terms of the Trust Indenture (as defined herein) and Trinidad computes EBITDA on a consistent basis for each reporting period. Therefore, cash flow of the Trust and EBITDA may not be comparable to similar measures presented by other issuers, and investors are cautioned that cash flow of the Trust and EBITDA should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

The following table provides a reconciliation of the Trust's net income and EBITDA for the periods indicated:

	March 31, 2004 $ (000s)	**March 31, 2003 $ (000s)**	**December 31, 2003 $ (000s)**	**December 31, 2002 $ (000s)**
Net income for the period:	3,999	2,073	4,599	1,255
Depreciation and amortization	3,026	962	5,825	2,158
Current taxes	161	36	336	115
Future taxes	1,616	717	1,886	323
Interest	720	312	2,265	979
Re-organization expenses	-	-	-	818
EBITDA	9,522	4,100	14,911	5,648

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Trinidad, at its offices located at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6 (Telephone: (403) 265-6525) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Trinidad at the above-mentioned address and telephone number.

The following documents of the Trust, which have been filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of the Trust dated May 19, 2004 for the year ended December 31, 2003 (the "**AIF**");

(b) Management's Discussion and Analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2003;

(c) the audited comparative consolidated financial statements of the Trust and the notes thereto as at and for the year ended December 31, 2003, together with the report of the auditors thereon;

(d) Management's Discussion and Analysis of the financial condition and results of operations of the Trust for the three months ended March 31, 2004;

(e) the unaudited comparative consolidated financial statements of the Trust as at and for the three months ended March 31, 2004;

(f) the Information Circular of the Trust dated May 11, 2004, relating to the Annual General and Special Meeting of Unitholders held on June 9, 2004 (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein, being the disclosure under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" and the disclosure in Schedule D thereto);

(g) the material change reports of the Trust dated effective February 19, 2004 and March 15, 2004 (the "**March 2004 MCR**") with respect to the acquisition of substantially all of the assets of Arrow Drilling Inc. (the "**Arrow Acquisition**") and the associated prospectus offering of Trust Units;

(h) the unaudited balance sheet of Arrow Drilling Inc. as at December 31, 2003 the unaudited statements of income and retained earnings and cash flows for the six month periods ended December 31, 2003 and 2002 and the audited annual financial statements of Arrow Drilling Inc. as at and for the years ended June 30, 2003, June 30, 2002 and June 30, 2001, together with the report of the auditors thereon, contained in the short form prospectus of the Trust dated March 3, 2004 (the "**March Prospectus**");

(i) the audited financial statements of Bear Drilling Ltd. as at and for the years ended April 30, 2003, April 30, 2002 and April 30, 2001, together with the report of the auditors thereon, contained in the March Prospectus;

(j) the unaudited balance sheet of Saturn Drilling Inc. as at February 28, 2003 and the unaudited statements of earnings and retained earnings and cash flows for the nine month periods ended February 28, 2003 and February 28, 2002 and the audited annual financial statements of Saturn Drilling Inc. as at and for the year ended May 31, 2002, together with the report of the auditors thereon, contained in the March Prospectus; and

(k) the material change report of the Trust dated July 13, 2004 with respect the acquisition of substantially all of the assets of Wilson Drilling Ltd. and this Offering.

Any of the following documents, if filed by the Trust with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the termination of this Offering, shall be deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements;

(c) comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (other than any disclosure comparable to the portions of the Information Circular of the Trust dated May 11, 2004 which are not incorporated by reference in this short form prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference herein modifies or supercedes such statement. The modifying or superceding statement need not state that it has modified or superceded a prior statement or include any other information set forth in the document that it modifies or supercedes. The making of a modifying or superceding statement shall not be deemed to be an admission for any purposes that the modified or superceded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus and in certain documents incorporated by reference into this short form prospectus constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

TRINIDAD ENERGY SERVICES INCOME TRUST

The Trust

Trinidad Energy Services Income Trust is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture dated August 1, 2002 between Trinidad and Valiant Trust Company, as amended effective December 31, 2003 (collectively, the "**Trust Indenture**"). The Trust owns all of the issued and outstanding common shares of Trinidad and unsecured, subordinated notes issued by Trinidad to the Trust in the aggregate principal amount of $107,082,402.90 (the "**Notes**"). The business of the Trust, including the provision of drilling and workover equipment and services to oil and gas exploration and production companies operating in western Canada, is conducted by Trinidad.

The head and principal office of the Trust is located at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6.

Trinidad Drilling Ltd.

Trinidad is a drilling and service rig contractor which provides contract drilling services to the Canadian oil and gas industry. Trinidad currently has a total of 31 drilling rigs and 8 service rigs.

Trinidad was incorporated under the *Business Corporations Act* (Saskatchewan) on February 23, 1996 as 614651 Saskatchewan Ltd. Trinidad amended its articles to change its name to Trinidad Drilling Ltd. on May 9, 1996. Trinidad continued into Alberta on June 29, 1999 and, effective June 30, 1999, amalgamated with 804969 Alberta Ltd. The amalgamated corporation continued as "Trinidad Drilling Ltd." In connection with the amalgamation, Trinidad amended its articles to, among other things, remove its private company restrictions. On March 11, 2004 the articles of Trinidad were again amended to allow for the issuance, in series, of exchangeable shares (the "**Exchangeable Shares**").

Effective for Trinidad's 1999 year end, Trinidad changed its fiscal year end from November 30 to December 31 in order to bring Trinidad in line with the prevalent financial reporting practices in the industry.

In October of 2000, Trinidad completed its initial public offering (the "**IPO**"), issuing 4.0 million units at a price of $2.50 per unit. Each unit was comprised of one common share of Trinidad and one half of a common share purchase warrant, with each whole warrant being exercisable into a common share of Trinidad at an exercise price of $3.00 on or before December 11, 2001. Net proceeds to Trinidad from the IPO were $9.0 million. Trinidad began trading under the symbol "TDG" on the TSX on October 11, 2000.

On September 17, 2002, Trinidad was amalgamated with Trinidad Acquisition Corp. and became a wholly-owned subsidiary of the Trust pursuant to a reorganization (the "**Arrangement**") of Trinidad into an income trust, by way of a plan of arrangement under the *Business Corporations Act* (Alberta) (the "**ABCA**"). Following the Arrangement, the common shares of Trinidad were delisted from the TSX and the Trust Units commenced trading on the TSX.

On March 10, 2004, Trinidad incorporated Trinidad Exchange Corp. ("**Trinidad ExchangeCo**"), a wholly-owned subsidiary, under the ABCA. Trinidad ExchangeCo was incorporated for the purposes of facilitating the integration of the Exchangeable Shares into the capital structure of the Trust and its subsidiaries. Trinidad ExchangeCo conducts no business other than with respect to the Exchangeable Shares.

The head and principal office functions of Trinidad are performed at its office at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6. In addition, Trinidad maintains a field office in Lloydminster, Alberta, an operations yard in Blackfoot, Alberta, an administrative and operations yard in Calgary, Alberta and two administrative offices in Edmonton, Alberta. Trinidad's registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

Trinidad is extra-provincially registered to carry on business in Manitoba, Saskatchewan, British Columbia and the Northwest Territories.

Organization Chart

The simplified organizational structure of the Trust, including the material subsidiary of the Trust, and the flow of cash from Trinidad to the Trust and from the Trust to its Unitholders are set forth below:



Unitholders
Trust Units (100%)
Cash Distributions(3)
Trinidad Energy Services Income Trust
cash flow of the Trust(1)
Trinidad Shares (100%)
Notes (100%)(2)
Trinidad Drilling Ltd.

Notes:

(1) Cash flow of the Trust represents payments made by Trinidad to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividend income may also be paid from Trinidad to the Trust.

(2) The Trust may invest repayments of principal on the Notes in securities of Trinidad to enable Trinidad to make capital expenditures.

(3) Cash distributions are expected to be made to Unitholders monthly based upon the cash flow of the Trust. See "Distribution Policy".

(4) Does not reflect the incorporation of Trinidad ExchangeCo. See "Trin idad Energy Services Income Trust – Trinidad Drilling Ltd.". Does not reflect the incorporation of ManagementCo. (as defined herein). See "Acquisition of Assets of Wilson Drilling Ltd. – Amended and Restated Management Agreement".

For detailed descriptions of the business of the Trust and Trinidad, please refer to "Description of the Business of the Trust" and " General Description and Development of the Business of Trinidad" as contained in the AIF.

Trinidad's drilling rig fleet (prior to completion of the Wilson Acquisition) is as follows:

Rig #	Type	Manufacturer	Rated Depth (metres)
1	Heavy Double	Rigmaster P-500	2,800
2	Heavy Double	Rigmaster P-500	3,200
3	Heavy Double	Rigmaster P-500	2,800
4	Heavy Double	Rigmaster P-500	2,800
5	Triple	Unit 15 TMS	2,500
6	Single	Failing 2500	1,000
7	Single	Failing 3500	1,250
8	Rng III Single	Rigmaster P-300	1,800
9	Rng III Single	Rigmaster P-300	1,800
10	Rng III Single	Rigmaster P-300	1,800
11	Rng III Single	Rigmaster P-300	1,800
12	Rng III Single	Rigmaster P-300	1,800
13	Heavy Double	TSM 7000A	3,000
14	Heavy Double	Rigmaster P-600	3,000
15	Triple	Rigmaster P-850	3,500
16	Heavy Double	Mastco	3,200
17	Heavy Double	Mastco	3,600
18	Heavy Double	Hyduke	3,300
19	Heavy Double	Dreco	3,500
20	Triple	Mastco	5,500
21	Triple	Mastco	4,200
22	Heavy Double	Rigmaster	3,500

Rig #	Type	Manufacturer	Rated Depth (metres)
23	Heavy Double	Rigmaster	3,500
24	Double	Superior 300	1,700
25	Single	Gardner Denver	1,300
26	Single	Rigmaster	1,300
27	Double	Superior 300	1,800
28	Double	Rigmaster	2,300
29	Double	Ideco	2,000
30	Single	Ideco	1,300
31	Double	Rigmaster	2,600

Trinidad's service rig fleet is as follows:

Rig #	Type	Manufacturer	Rated Depth (metres)
1	Double/Single	Cardwell/Mainland	1,500
2	Double/Single	Cardwell/Mainland	1,500
3	Single/Single	Uniflex	800
4	Double/Single	Cardwell/Mainland	1,500
5	Double/Single	Franks	2,000
6	Single/Single	Franks	1,200
7	Double/Single	Sky Top/Brewster	2,000
8	Double/Single	Cooper	1,500

RECENT DEVELOPMENTS

Acquisition of Assets of Wilson Drilling Ltd.

The Asset Purchase Agreement

On July 8, 2004, Trinidad entered into an asset purchase agreement (the "**Asset Purchase Agreement**") with Wilson Drilling Ltd. ("**Wilson**"), a private Alberta corporation at arm's length to Trinidad and the Trust, pursuant to which Trinidad has agreed to acquire substantially all of the assets of Wilson, being comprised of four drilling rigs and equipment ancillary thereto, including drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs (the "**Wilson Acquisition**").

The purchase price (the "**Purchase Price**") to be paid to Wilson pursuant to the Asset Purchase Agreement is $32,000,000 ($30,000,000 being allocated to the drilling rigs and $2,000,000 being allocated to the ancillary equipment), payable as to $19,200,000 in cash (the "**Cash Portion**") with the balance payable through the issuance of exchangeable shares, Series B in the capital of Trinidad (the "**Series B Exchangeable Shares**") with a deemed aggregate value of $12,800,000, which will have attributes substantially as described under "Description of Series B Exchangeable Shares". Each Series B Exchangeable Share will be initially exchangeable, without the payment of any consideration, into one Trust Unit (subject to adjustment in certain circumstances) (the "**Exchange Ratio**") for five years from the date of issuance. The Series B Exchangeable Shares do not receive cash distributions from the Trust; however, the Exchange Ratio is automatically increased, in accordance with a pre-determined formula to account for distributions made by the Trust prior to the exchange of the Series B Exchangeable Shares. At the closing of the transaction contemplated by the Asset Purchase Agreement (the "**Wilson Closing**"), $3,000,000 of the Cash Portion will be held in trust by Wilson's counsel, as a deposit against any of the assets being missing, not in good operating condition, or subject to encumbrances. Trinidad will have 30 days from the date of the Wilson Closing to inspect such assets and will be reimbursed from such $3,000,000 for the fair market value of any missing assets, the cost to bring any other assets into good operating condition and the amount required to give free and clear title to such assets to Trinidad. The remainder of such $3,000,000 will be paid to Wilson.

The Series B Exchangeable Shares will be issued at a price per Series B Exchangeable Share of $7.80.

The Asset Purchase Agreement contains representations and warranties of the parties which are typical for transactions of this type, and which survive for 12 months from the date of the Wilson Closing. The Asset Purchase Agreement also contains covenants typical for transactions of this type, which require Wilson to carry on its business in the normal and ordinary course, consistent with past practice, until the date of the Wilson Closing. The Asset Purchase Agreement also contains standard indemnification provisions, including mutual indemnities by both Trinidad and Wilson for material breaches of representations and warranties or the failure to perform any material

covenants or agreements thereunder. No claim for indemnity under the Asset Purchase Agreement may be made by either party until the aggregate of such claims exceeds $200,000, and indemnification will only be made for amounts which, in aggregate, exceed $200,000. In no event will the total liability of a party under the Asset Purchase Agreement exceed the Purchase Price.

The net proceeds from this Offering will be applied to the Cash Portion of the Purchase Price. Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Wilson Acquisition, other than the payment of the Purchase Price in respect thereof. In the event this Offering is not completed, the Wilson Acquisition will not be completed. See "Use of Proceeds". Closing of the Wilson Acquisition is also subject to satisfaction of conditions which are typical for an asset purchase of this nature, including: (i) Trinidad's satisfaction with its due diligence investigations of Wilson; (ii) the ability of Wilson to transfer its assets to Trinidad free and clear of any security interests or other encumbrances; and (iii) receipt of the necessary approvals of the TSX and the appropriate securities regulatory authorities. In addition, the Wilson Closing is conditional upon the execution and delivery of the Management Agreement (as defined herein). See "Acquisition of Assets of Wilson Drilling Ltd. – Amended and Restated Management Agreement".

It is a further condition of the Wilson Acquisition that Wilson, its shareholders, directors and officers enter into non-competition agreements with Trinidad whereby each will agree not to compete with the business of Trinidad for three years subsequent to the Wilson Closing, subject to certain exceptions that would allow certain parties to continue as directors, shareholders or employees of companies involved in businesses similar to Trinidad's.

Trinidad has agreed to make offers of employment to all of the existing Wilson employees and the President of Wilson has agreed to enter into a non-executive employment agreement with Trinidad pursuant to which he will assist Trinidad in the transition associated with the completion of the Wilson Acquisition.

Impact of Wilson Acquisition on the Trust's Operations

The assets to be acquired from Wilson pursuant to the Wilson Acquisition include four drilling rigs (two double drilling rigs with depth ratings of up to 3,500 metres and two triple drilling rigs with depth ratings of up to 4,700 metres), drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs.

Wilson's drilling fleet is as follows:

Rig #	Depth	Manufacturer
1	3,500 metres	Alco
2	4,700 metres	Continental Emsco
3	3,000 metres	Mastco
4	4,000 metres	Jayco

The Wilson Acquisition will provide Trinidad with a broader and more balanced drilling fleet that will better serve the demands of Trinidad's current customer base. In addition, the Wilson Acquisition will expand Trinidad's existing customer base to include integrated and intermediate oil and gas producers and explorers to whom Trinidad does not currently provide drilling or well servicing equipment. As a result of the addition of the Wilson rigs, Trinidad expects to experience better overall utilization rates. Management expects that the Wilson Acquisition will also provide cost efficiencies, as Trinidad's current infrastructure is capable of absorbing the addition of the Wilson rigs with only nominal additions to its current general and administrative costs.

Amended and Restated Management Agreement

Shehtah-Wilson Drilling Partnership (the "**Partnership**"), a general partnership organized under the laws of Alberta, the partners of which are Wilson and Paramount Resources Ltd. ("**Paramount**"), conducts oilfield drilling services. The Partnership currently leases two drilling rigs from a third party for purposes of conducting oilfield drilling services. Wilson and the Partnership are currently parties to a management agreement made as of November 30, 2001 pursuant to which Wilson provides certain management and support services to the Partnership. Concurrent with, and as a condition of, the Wilson Acquisition, the existing management agreement will be unconditionally assigned to a wholly-owned subsidiary of Trinidad ("**ManagementCo**") to be incorporated under the ABCA and Trinidad, Wilson, Paramount and ManagementCo will enter into an amended and restated management agreement (the "**Management Agreement**") providing for the provision by ManagementCo. of various management,

administrative, operational and support services in respect of the conduct of oilfield drilling services of the Partnership.

In accordance with the Management Agreement, ManagementCo will receive the payment of a monthly management fee equal to 5% of the gross operating revenue of the Partnership for the applicable month, the monthly reimbursement for all direct costs and expenses incurred by ManagementCo and a monthly payment for estimated general and administrative costs. The Management Agreement shall be effective until the earliest of: (i) the termination of the equipment lease between the Partnership and Shehtah Drilling Limited; (ii) any anniversary of the effective date of the Management Agreement (commencing with the second anniversary) upon notice by the Partnership of its intention to terminate to ManagementCo at least three months prior to such anniversary date; and (iii) the occurrence of certain events, including, but not limited to bankruptcy, liquidation or a breach of a party's material obligations which breach is not subsequently rectified. Trinidad will become a party to the Management Agreement for the sole purpose of ensuring that ManagementCo performs all services required to be performed by it on the terms and conditions set out in the Management Agreement.

The Trust does not believe that the activities of the Partnership, and the requirements of ManagementCo under the Management Agreement, will have a material impact on the business and affairs of the Trust and Trinidad.

Distribution Increase

On July 8, 2004, the Trust announced that, conditional upon the Wilson Closing, the Trust intends to increase its cash distribution from $0.055 to $0.06 per Trust Unit per month ($0.72 per Trust Unit per year), beginning with the payment by the Trust expected to be made on August 15, 2004 to Unitholders of record on July 30, 2004. Provided this Offering closes before July 30, 2004, subscribers who complete their purchase of Trust Units from the Underwriters under this Offering and continue to be the registered holder of such Trust Units on July 30, 2004 will be eligible to receive the distribution expected to be made on August 15, 2004. See "Distribution Policy".

Arrow Acquisition

On March 15, 2004, Trinidad completed the Arrow Acquisition for cash consideration of approximately $26,000,000 and the issuance of 2,307,692 of the initial series of exchangeable shares of Trinidad (the "**Exchangeable Shares, Initial Series**") at a price of $7.80 per Exchangeable Share, Initial Series. Each Exchangeable Share, Initial Series is exchangeable, without the payment of any consideration, into one Trust Unit (subject to adjustments in certain circumstances) for five years from the date of issuance on March 15, 2004. The Exchangeable Shares, Initial Series do not receive cash distributions from the Trust; however, the exchange ratio for the Exchangeable Shares, Initial Series is automatically increased in accordance with a pre-determined formula, to account for distributions made by the Trust prior to the exchange of the Exchangeable Shares, Initial Series. The assets acquired from Arrow pursuant to the Arrow Acquisition included five double drilling rigs (with a depth rating of 2,600 metres), three single drilling rigs (with a depth rating of 1,400 metres), drill pipe and spare parts. Additional details concerning the effect of the Arrow Acquisition on the operating results of the Trust are included in the AIF incorporated by reference herein.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2003 and as at May 31, 2004, both before and after giving effect to this Offering and the Wilson Acquisition:

	Outstanding as at December 31, 2003	Outstanding as at May 31, 2004	Outstanding as at May 31, 2004 after giving effect to this Offering and the Wilson Acquisition[(1)(2)]
Long term debt [(3)]	$42,209,522	$42,295,631	$38,345,626
Unitholders' capital	$79,093,121 (27,949,881 Trust Units)	$110,721,549 (32,314,672 Trust Units)	$133,871,554 (35,519,801 Trust Units)
Exchangeable Shares, Initial Series [(4)]	Nil	$17,999,998 (2,307,692 Exchangeable Shares, Initial Series)	$17,999,998 (2,307,692 Exchangeable Shares, Initial Series)
Series B Exchangeable Shares [(5)]	Nil	Nil	$12,800,000 (1,641,026 Series B Exchangeable Shares)

Notes:

(1) Based on the issuance of 3,205,129 Trust Units for an aggregate of $25,000,006, less the Underwriters' fee of $1,250,000 and expenses of this Offering estimated to be $600,000, resulting in net proceeds from this Offering estimated to be $23,150,006. If the Option is exercised in full, the Trust will issue 3,455,129 Trust Units for an aggregate of $26,950,006, less the Underwriters' fee of $1,347,500 and expenses of this Offering estimated to be $600,000, resulting in estimated net proceeds from this Offering of $25,002,506. See "Plan of Distribution".

(2) As at March 31, 2004, 236,100 stock options of Trinidad were outstanding, exercisable at prices ranging from $1.58 to $2.25 per Trust Unit and expiring at various dates to May, 2007. As at March 31, 2004, 2,273,951 rights of Trinidad were outstanding, exercisable at prices ranging from $2.78 to $8.25 per Trust Unit and expiring at various dates to March, 2009.

(3) GE Canada Equipment Financing G.P. ("**GE Canada**") has provided Trinidad with credit facilities pursuant to a loan agreement dated effective December 24, 2002, as amended by an amending agreement dated July 15, 2003, and a second amending agreement dated February 20, 2004 (collectively, the "**Loan Agreement**"). The credit facilities consist of a $65,000,000 extendible non-revolving term credit facility of which Trinidad had drawn approximately $42.3 million as at May 31, 2004. Interest under the Loan Agreement is incurred based on the reference bankers' acceptance rate plus a prescribed margin. The Trust has subordinated any debt owed to it by Trinidad to debt owed by Trinidad to GE Canada. The Loan Agreement is secured by a security agreement (the "**Security Agreement**") wherein Trinidad has granted to GE Canada a security interest over all of its present and after-acquired personal property. Trinidad also has a $15,000,000 revolving, extendible, operating credit facility (the "**Operating Credit Facility**") dated effective October 15, 2003, with a Canadian chartered bank (the "**Operating Lender**") which is secured by a security interest over all of Trinidad's present and after-acquired personal property. The Trust has subordinated any debt owed to it by Trinidad to the debt owed by Trinidad to the Operating Lender. Priority matters between GE Canada and the Operating Lender are governed by a priorities agreement dated October 15, 2003 between GE Canada, the Operating Lender and Trinidad, wherein the Operating Lender receives first priority against Trinidad's accounts receivable and GE Canada receives first priority against all other personal property of Trinidad. The net proceeds of this Offering in excess of the amount required to complete the Wilson Acquisition, which excess is expected to be $3,950,006 or $5,802,506 if the Option is exercised in full, will be used by Trinidad to reduce its indebtedness under the Loan Agreement. See "Use of Proceeds".

(4) The Exchangeable Shares, Initial Series were issued in connection with the Arrow Acquisition. The Exchangeable Shares, Initial Series are exchangeable for Trust Units on the basis of, as at May 15, 2004, 1.01390 Trust Units for each Exchangeable Share, Initial Series. The exchange ratio with respect to the Exchangeable Shares, Initial Series increases upon payment by the Trust of distributions on the Trust Units in lieu of a cash payment to holders of Exchangeable Shares, Initial Series. See "General Description of Capital Structure – Description of Exchangeable Shares" in the AIF, with the exception that the right of redemption associated with a "Trinidad Drilling Control Transaction" (as that term is described in the AIF) has been moved from the shareholder agreement entered into in connection with the Arrow Acquisition to the Exchangeable Share, Initial Series provisions. There is currently one special voting unit outstanding, initially representing, in aggregate, a maximum of 2,307,692 votes at meetings of Unitholders, subject to proportionate reduction upon exchange of the Exchangeable Shares, Initial Series. See "General Description of Capital Structure – Description of Exchangeable Shares – Voting and Exchange Trust Agreement" in the AIF.

(5) The Series B Exchangeable Shares will, at the time of the Wilson Closing, be exchangeable for Trust Units at the Exchange Ratio. Thereafter, the Exchange Ratio will be increased upon payment by the Trust of distributions on the Trust Units in lieu of a cash payment to holders of Series B Exchangeable Shares. See "Description of Series B Exchangeable Shares". There will be one Special Voting Unit (as defined herein) issued to the Exchangeable Shares Trustee (as defined herein) in connection with the issuance of the Series B Exchangeable Shares, initially representing, in aggregate, a maximum of 1,641,026 votes at meetings of the Unitholders, subject to proportionate reduction upon exchange of the Series B Exchangeable Shares. See "Series B Exchangeable Shares – Attributes of the Series B Exchangeable Shares – Voting and Exchange Trust Agreement."

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The currently outstanding Trust Units are listed for trading on the TSX under the symbol "TDG.UN". The following table sets forth the high and low prices and trading volumes for the Trust Units for the periods indicated as reported by the TSX:

Period	Price Range ($) High	Low	Trading Volume
2002			
First Quarter	1.85	1.10	381,189
Second Quarter	1.80	1.21	431,601
Third Quarter(1)	1.46	1.74	1,261,703
Fourth Quarter	2.20	1.65	622,526
2003			
First Quarter	3.00	2.01	1,242,504
Second Quarter	3.93	2.55	4,076,262
Third Quarter	5.25	3.71	4,480,989
Fourth Quarter	6.99	4.60	4,549,897
2004			
First Quarter	8.90	6.47	8,095,366
Second Quarter	8.44	7.05	4,846,721

Note:
(1) On September 17, 2002, the Arrangement was completed, the common shares of Trinidad were delisted from the TSX and the Trust Units were listed on the TSX.

On July 16, 2004, the closing price of the Trust Units on the TSX was $7.71.

USE OF PROCEEDS

The estimated net proceeds received by the Trust, after deducting the estimated expenses of this Offering of $600,000 and the Underwriters' fee of $1,250,000, will be $23,150,006, and if the Option is exercised in full, the estimated net proceeds of this Offering after deducting the estimated expenses of this Offering of $600,000 and the Underwriters' fee of $1,347,500, will be $25,002,506.

Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Wilson Acquisition, other than the payment of the Purchase Price in respect thereof. In the event this Offering is not completed, the Wilson Acquisition will not be completed. See "Recent Developments - Acquisition of Assets of Wilson Drilling Ltd."

The net proceeds of this Offering will be used by the Trust to subscribe for additional Notes. Trinidad will use a portion of these subscription funds to finance the Cash Portion of the Purchase Price of the Wilson Acquisition and will use the balance of the subscription funds to reduce its debt under the Loan Agreement. See "Recent Developments – Acquisition of Assets of Wilson Drilling Ltd.", "Relationship Between the Trust and a Certain Underwriter" and "Consolidated Capitalization".

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement (the "**Underwriting Agreement**") dated as of July 12, 2004, among the Trust, Trinidad and the Underwriters, the Trust has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Trust, as principals, on July 27, 2004, or on such later date as may be agreed upon by the parties (the "**Closing Date**"), but in any event not later than August 6, 2004, a total of 3,205,129 Trust Units at a price of $7.80 per Trust Unit for total consideration of $25,000,006 payable to the Trust against delivery of the Trust Units. Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Wilson Acquisition, other than the payment of the Purchase Price in respect thereof. In the event this Offering is not completed, the Wilson Acquisition will not be completed. See "Recent Developments – Acquisition of Assets of Wilson Drilling Ltd." and "Use of Proceeds". In connection with this Offering, the Trust will pay the Underwriters a fee of $0.39 per Trust Unit for an aggregate fee of $1,250,000. The price of the Trust Units offered hereunder was determined by negotiation between Trinidad, on behalf of the Trust, and Raymond James Ltd. on behalf of itself and the other Underwriters.

The Trust has granted the Underwriters the Option, which is exercisable in whole or in part, at any time until 9:00 a.m. (Calgary time) on the day preceding the Closing Date. The Trust Units issuable upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Offering, the Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of this Offering) will be $26,950,006, $1,347,500 and $25,602,506, respectively.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Under the terms of the Underwriting Agreement, the obligations of the Underwriters are several and not joint and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all the Trust Units offered by this short form prospectus (not including the Trust Units issuable upon exercise of the Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. The Trust and Trinidad have agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities.

The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before October 8, 2004.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Trust Units. The Trust has been advised by the Underwriters that, in connection with this Offering, subject to the foregoing and applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed not to issue any additional Trust Units or financial instruments convertible or exchangeable into Trust Units or agree to become bound to do so, or disclose to the public any intention to do so for a period ending 90 days following the Closing Date without the prior consent of Raymond James Ltd., such consent not to be unreasonably withheld. This restriction will not apply to any director, management or employee Trust Unit ownership plan established by the Trust, nor will it apply to any Exchangeable Shares or the Trust Units underlying any such Exchangeable Shares.

The Trust Units have not been and will not be registered under the U.S. Securities Act or any state securities laws, and, accordingly, may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

In addition, until 40 days after the commencement of this Offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

DESCRIPTION OF TRUST UNITS

The authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of special voting units. As at June 30, 2004, there were 32,347,563 Trust Units and one special voting unit issued and outstanding.

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The foregoing is a summary of certain provisions of the Trust Indenture. For a more comprehensive summary of the terms of the Trust Indenture, please refer to "General Development of the Trust - The Trust Indenture" as contained in the AIF. A complete copy of the Trust Indenture may be viewed at the offices of Trinidad or obtained from the Corporate Secretary of Trinidad.

The Trust Units do not represent an investment in a corporation and should not be viewed by investors as "shares" in either Trinidad or the Trust. As holders of Trust Units, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Trinidad and the ability of Trinidad to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

For additional information in respect of the Trust Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Trust Units, meetings of Unitholders, and amendments to the Trust Indenture, see "General Development of the Trust – the Trust Indenture" on pages 5 through 13, inclusive, of the AIF.

DESCRIPTION OF SERIES B EXCHANGEABLE SHARES

Immediately prior to the Wilson Closing, Trinidad will file articles of amendment providing for the issuance of the Series B Exchangeable Shares. At the Wilson Closing, the following additional documents will be executed:

(a) a voting and exchange trust agreement (the "**Voting and Exchange Trust Agreement**") among the Trust, Trinidad, Trinidad ExchangeCo and Valiant Trust Company (the "**Exchangeable Shares Trustee**");

(b) a support agreement (the "**Support Agreement**") among the Trust, Trinidad, Trinidad ExchangeCo and the Exchangeable Shares Trustee; and

(c) a shareholder agreement (the "**Shareholder Agreement**") between Trinidad and Wilson, as holder of the Series B Exchangeable Shares;

with the Series B Exchangeable Share provisions, the Voting and Exchange Trust Agreement, the Support Agreement and the Shareholder Agreement collectively referred to as the "**Series B Exchangeable Shares Documents**".

The Series B Exchangeable Shares will not be listed on the TSX or any other stock exchange.

The attributes of the Series B Exchangeable Shares , other than the current exchange ratio, are substantially the same as those of the Exchangeable Shares, Initial Series, and the terms of the Series B Exchangeable Shares Documents are substantially the same as those of the corresponding documents for the Exchangeable Shares, Initial Series, which attributes and documents are described in detail under the heading "General Description of Capital Structure – Description of Exchangeable Shares" at pages 25 through 34 inclusive in the AIF.

DISTRIBUTION POLICY

It is currently anticipated that the only income to be received by the Trust will be from: (i) the interest received on the principal amount of Notes; and (ii) the dividends received from the common shares of Trinidad. The Trust expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and dividends, if any, received on the common shares of Trinidad, after expenses, if any, and any cash redemptions of Trust Units.

Based on current business conditions, the board of directors of Trinidad has set the distributions from the Trust at approximately $0.66 per Trust Unit annually or approximately $0.055 per Trust Unit per month. However, on July 8, 2004, the Trust announced that, conditional upon the Wilson Closing, the Trust intends to increase its cash distribution from $0.055 to $0.06 per Trust Unit per month ($0.72 per Trust Unit per year), beginning with the

payment by the Trust expected to be made on August 15, 2004 to Unitholders of record on July 30, 2004. The intention of the board of directors of Trinidad is to provide stable monthly distributions based on anticipated annual cash flow of the Trust. However, the actual amount of distributions paid by the Trust will be subject to review by the board of directors of Trinidad, taking into account the prevailing financial and market circumstances of the Trust at the relevant time.

The Trust paid or declared payable the following cash distributions to the Unitholders following completion of the Arrangement on September 17, 2002:

Payment Date	Amount Per Trust Unit
2002	
November 15	$0.03[1]
December 15	$0.0225
2003	
January 15	$0.0225
February 15	$0.03
March 15	$0.03
April 15	$0.03
May 15	$0.03
June 15	$0.035
July 15	$0.035
August 15	$0.035
September 15	$0.035
October 15	$0.035
November 15	$0.035
December 15	$0.045
2004	
January 15	$0.045
February 15	$0.045
March 15	$0.045
April 15	$0.055
May 15	$0.055
June 15	$0.055
July 15	$0.055

Notes:

(1) Reflects the initial distribution period commencing on September 17, 2002, the date of the Arrangement, to October 31, 2002.

(2) On July 16, 2004, the Trust declared a $0.060 cash distribution for the month of July, 2004 to be paid on August 15, 2004 to Unitholders of record on July 30, 2004, conditional upon the Wilson Closing .

Provided this Offering closes before July 30, 2004, subscribers who complete their purchase of Trust Units from the Underwriters under this Offering and continue to be the registered holders of such Trust Units on July 30, 2004 will be eligible to receive the distribution expected to be made on August 15, 2004.

The historical distribution payments described above may not be reflective of future distribution payments, which will be subject to review by the board of directors of Trinidad taking into account the prevailing market and financial circumstances of the Trust at the relevant time.

On December 10, 2002, the Trust announced the implementation of a Distribution Reinvestment Plan (the "**DRIP**"). Participants in the DRIP can elect to have the Trust reinvest their cash distributions into additional Trust Units. All Trust Units acquired pursuant to the DRIP are acquired through the facilities of the TSX; no treasury issuances are made. The DRIP is administered by Valiant Trust Company and the purchases through the facilities of the TSX are made by Raymond James Ltd.

RELATIONSHIP BETWEEN THE TRUST AND A CERTAIN UNDERWRITER

TD Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank which is a lender to Trinidad in respect of the Operating Credit Facility. See note 3 to the table under "Consolidated Capitalization" for a description of the Operating Credit Facility, including the security therefor. As a result, the Trust may be considered to be a connected issuer of this Underwriter under applicable Canadian securities laws. As of May 31, 2004, Trinidad had no outstanding indebtedness under the Operating Credit Facility. Trinidad is in compliance with all material terms of the agreements governing the Operating Credit Facility. Since the Operating

Credit Facility was obtained by Trinidad, the financial position of the Trust and the value of the security under the Operating Credit Facility has improved.

The decision to distribute the Trust Units offered under this short form prospectus and the determination of the terms of the distribution were made through negotiations between Trinidad, on behalf of the Trust, and Raymond James Ltd. on behalf of itself and the other Underwriters. The bank affiliated with TD Securities Inc. did not have any involvement in such decision or determination but has been advised of this issuance and its terms. As a consequence of this Offering, TD Securities Inc. will receive its share of the Underwriter's fee.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Trust and Trinidad, and Macleod Dixon LLP, counsel to the Underwriters, provided that the Trust qualifies as a mutual fund trust within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**"): (i) the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("**Exempt Plans**"); and (ii) provided that the Trust complies with the investment restrictions in the Trust Indenture relating to the acquisition and holding of foreign property, the Trust Units will not be foreign property within the meaning of the Tax Act.

It is not certain whether the Trust would be a "business income trust" or whether the Trust Units would constitute "restricted investment property" as described in proposed amendments to the Tax Act announced by the Minister of Finance (Canada) in the Canadian Federal Budget presented in the House of Commons on March 23, 2004 (the "**Budget**"). Under that Budget proposal, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in the Budget proposal. On May 18, 2004, the Minister of Finance (Canada) announced that this Budget proposal will be suspended pending further consultation and review. See "Certain Canadian Federal Income Tax Considerations".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP and Macleod Dixon LLP (collectively, "**Counsel**"), the following is a fair and adequate general summary of the principal Canadian federal income tax consequences applicable to purchasers of Trust Units issued hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada, will hold the Trust Units as capital property and deal at arm's length with the Trust, Trinidad and the Underwriters. This summary is not applicable to "specified financial institutions", "financial institutions" which are subject to the "mark-to-market" provisions of the Tax Act, or to persons to whom an interest in which would be a "tax shelter" or a "tax shelter investment", all as defined for the purposes of the Tax Act. Trust Units will generally be considered to be held as capital property unless the Unitholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to the Trust Units. Certain Unitholders other than traders or dealers in securities, whose Trust Units might not otherwise qualify as capital property, may, in certain circumstances, be entitled to so qualify their Trust Units by making the lifetime election relating to dispositions of Canadian securities. Holders interested in making this election should consult their tax advisors.

This summary is based upon the provisions of the Tax Act and the Income Tax Regulations (the "**Regulations**"), all specific proposals to amend the Tax Act and Regulations that have been publicly announced prior to the date hereof and Counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency. Except as specifically noted herein, this summary does not otherwise take into account proposed or possible changes in law whether by judicial or legislative action. This summary does not consider the income tax legislation of any of the provinces or territories of Canada, nor does it consider the income tax legislation of any foreign country.

A Budget proposal to impose a tax on a registered pension plan's investment in trust units above certain limits unless 90% or more of the fair market value of the particular trust's property is attributable to, *inter alia*, real property was suspended by the Minister of Finance (Canada) on May 18, 2004 pending further consultation and review. Further, the Budget proposes to introduce changes to the Tax Act that will subject persons who are not resident (or deemed to be resident) in Canada to tax in respect of certain distributions made by mutual fund trusts that currently are not subject to taxation in Canada. It is not clear whether these proposals, if enacted, will result in tax consequences to Unitholders that are materially different from those disclosed herein. Prospective Unitholders that are registered

pension plans or who are not resident (or deemed to be resident) of Canada should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

This summary is of a general nature only and is not intended to constitute income tax advice to any prospective purchasers of the Trust Units. The tax considerations for a specific holder will depend on such holder's particular circumstances and, therefore, prospective purchasers are urged to consult their own tax advisors as to their particular income tax situations.

Status of the Trust

Based on representations of Trinidad, the Trust currently qualifies as a "mutual fund trust" for the purposes of the Tax Act and this summary assumes that the Trust will continue to so qualify. Continued qualification requires certain conditions under the Tax Act be maintained on an ongoing basis. Counsel is advised that Trinidad intends to ensure that these conditions will continue to be satisfied and the Trust will continue to so qualify, but if the Trust ceases to qualify, the income tax considerations associated with the Trust Units will be materially different than described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year all interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will generally be entitled to deduct on an annual basis, reasonable administrative expenses incurred in its ongoing investment activities. The Trust will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Trust Units. The amount of such expenses deductible by the Trust in a taxation year is 20% of such issue expenses to the extent such expenses were not deductible in a previous taxation year. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. Under the Trust Indenture, an amount equal to all of the income of the Trust for each year, together with the taxable and non-taxable portion of any capital gains realized by the Trust in the year will be made payable by way of cash distributions to the Unitholders subject to the exceptions described below.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient available funds to distribute all of its income by way of cash distributions. In such circumstances, such income will be payable to Unitholders in the form of additional Trust Units ("**Reinvested Trust Units**").

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "**Capital Gains Refund**"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability for such taxation year as a result of the distribution of assets of the Trust (the "**Investments**") or promissory notes issued by the Trust (the "**Redemption Notes**") upon the redemption of Trust Units.

For purposes of the Tax Act, Counsel is advised that the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders

Income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, *inter alia*, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will be reduced by such amount (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

The initial cost to a Unitholder of a Trust Unit issued hereunder will be equal to the aggregate of the subscription price of such Trust Unit and any reasonable costs of acquisition. Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have an initial cost equal to the amount of such income. The initial cost of each of these Trust Units will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder in order to determine the adjusted cost base of the Trust Units of such Unitholder.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding in the case of a redemption any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Investments are distributed and/or Redemption Notes are issued to the Unitholder, the proceeds of disposition will include the fair market value of such Investments and Redemption Notes. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

Under the Tax Act, one half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the taxation year of disposition as a taxable capital gain. Subject to the specific rules contained in the Tax Act, one half of any capital loss realized on the disposition of a Trust Unit must be deducted against any taxable capital gains realized by the Unitholder in the taxation year of disposition, and may be deducted against any taxable capital gains realized in the three preceding taxation years or any subsequent taxation year.

The adjusted cost base of an Investment or Redemption Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Investment or Redemption Note at the time of the distribution less, in the case of a Note or other indebtedness, any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note or other indebtedness (including interest that had accrued

to the date of the acquisition of the Note or other indebtedness by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note or other indebtedness, an offsetting deduction will be available.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Trust Units.

RISK FACTORS

A prospective purchaser of the Trust Units should carefully consider the risk factors set forth under the heading "Risk Factors" in the AIF, as supplemented by the risk factors set out below.

Changes in Legislation

The Budget also contained several proposals relating specifically to the tax treatment of certain tax exempt holders of units of certain income trusts. After 2004, a penalty tax is proposed for certain Canadian tax exempt entities, such as registered pension funds, which hold excess amounts of units or debt of "business income trusts". Generally, the restrictions limit the aggregate amount of such holdings to 1% of the cost of all of the entity's property and limit the holdings of such entities (together with the entities with which they do not deal at arm's length) to 5% of the total fair market value of any class of units of a particular trust. These proposals do not apply to Exempt Plans. It is not clear for the purposes of these rules whether the Trust will be considered to be a "business income trust" to which these restrictions will apply. The Minister of Finance (Canada) announced on May 18, 2004 that this proposal would be suspended pending further consultation and review. There can be no assurance as to whether such suspension will be permanent or, alternatively, such restrictions on "business income trusts" will be applied as previously announced or in some modified form.

Risks Associated with the Wilson Acquisition

Trinidad has agreed to acquire substantially all of the assets of Wilson through the Wilson Acquisition to strengthen its position in the drilling services industry and to create the opportunity to realize certain benefits. Achieving the benefits of the Wilson Acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Trinidad's ability to realize the anticipated growth opportunities and synergies from integrating the assets of Wilson into its existing operations.

PROMOTER

Trinidad has taken the initiative in creating the Trust and reorganizing Trinidad and accordingly may be considered to be a "promoter" of the Trust within the meaning of the securities legislation of certain provinces of Canada.

AUDITORS, REGISTRAR AND TRANSFER AGENT OF THE TRUST

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

The registrar and transfer agent for the Trust Units is Valiant Trust Company at its principal offices in Calgary, Alberta and its sub-agency office in Toronto, Ontario.

INTERESTS OF EXPERTS

Certain legal matters relating to the securities offered hereunder will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Trust and Macleod Dixon LLP on behalf of the Underwriters. As of the date of this short form prospectus, the partners and associates of these firms, each as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units of the Trust. Brock W. Gibson, a partner at Blake, Cassels & Graydon LLP, is the Corporate Secretary of Trinidad.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated July 19, 2004 relating to the issue and sale of 3,205,129 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2003 and 2002 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. Our report is dated March 16, 2004.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
July 19, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated July 19, 2004 relating to the issue and sale of 3,205,129 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the directors of Saturn Drilling Inc. ("**Saturn**") on the balance sheet of Saturn as at May 31, 2002 and the statements of earnings and retained earnings and cash flows for the year then ended. Our report is dated February 7, 2003.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
July 19, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated July 19, 2004 relating to the issue and sale of 3,205,129 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above mentioned Prospectus of our report to the directors of Wilson Drilling Ltd. on the consolidated balance sheets as at December 31, 2003 and the consolidated statements of income (loss) and retained earnings and cash flows for the year ended December 31, 2003. Our report is dated March 19, 2004 (except as to note 13, which is as of July 16, 2004).

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of Arrow Drilling Inc. on the balance sheets as at June 30, 2003, 2002 and 2001 and the statements of income and retained earnings and cash flows for each of the years in the three-year period ended June 30, 2003. Our report is dated July 25, 2003.

(signed) Ernst & Young LLP
Chartered Accountants

Calgary, Alberta
July 19, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust ("the **Trust**") dated July 19, 2004 relating to the issue and sale of 3,205,129 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the directors of Bear Drilling Ltd. ("**Bear**") on the balance sheet of Bear as at April 30, 2003, 2002 and 2001 and the statements of income and retained earnings and cash flows for the years then ended. Our report is dated July 10, 2003.

(signed) Kingston Ross Pasnak LLP
Chartered Accountants

Edmonton, Alberta
July 19, 2004

PRO FORMA FINANCIAL STATEMENTS

1. Pro forma consolidated financial statements of the Trust as at and for the three months ended March 31, 2004

2. Pro forma consolidated financial statements of the Trust for the 12 months ended December 31, 2003

Trinidad Energy Services Income Trust

Pro Forma Consolidated Financial Statements
March 31, 2004 and December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

July 19, 2004

Compilation Report

To the Trustee of Trinidad Energy Services Income Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Trinidad Energy Services Income Trust (the "Trust") as at March 31, 2004 and unaudited pro forma consolidated statements of earnings for the three months ended March 31, 2004 and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Trinidad" to the unaudited consolidated financial statements of the Trust as at March 31, 2004 and for the three months then ended, and the audited consolidated financial statements of the Trust for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Saturn" to the unaudited financial statements of Saturn Drilling Inc. for the period from January 1, 2003 to April 9, 2003, and found them to be in agreement.

3. Compared the figures in the columns captioned "Bear" to the unaudited financial statements of Bear Drilling Ltd. for the six months ended June 30, 2003, and found them to be in agreement.

4. Compared the figures in the columns captioned "Arrow" to the unaudited financial statements of Arrow Drilling Inc. for the period from January 1, 2004 to March 14, 2004 and the unaudited financial statements of Arrow Drilling Inc. for the year ended December 31, 2003, and found them to be in agreement.

5. Compared the figures in the columns captioned "Wilson" to the unaudited financial statements of Wilson Drilling Ltd. as at March 31, 2004 for the three months then ended and the audited financial statements of Wilson Drilling Ltd. for the year ended December 31, 2003, and found them to be in agreement.

6. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the various Provinces of Canada (the "Acts").

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and
(b) stated that the pro forma consolidated statements comply as to form in all material respects with the Acts.

7. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad" and "Wilson" as at March 31, 2004 and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Arrow" and "Wilson" for the three months ended March 31, 2004 and found the amounts in the column captioned "Trinidad, Arrow and Wilson" to be arithmetically correct.

10. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Saturn", "Bear", "Arrow" and "Wilson" for the year ended December 31, 2003 and found the amounts in the column captioned "Trinidad, Bear, Saturn, Arrow and Wilson" to be arithmetically correct.

Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Trinidad Energy Services Income Trust

Pro Forma Consolidated Balance Sheet

(Unaudited)

As at March 31, 2004

(in thousands of dollars)

	Trinidad March 31, 2004 $	Wilson March 31, 2004 $	Pro forma Adjustments $	Notes	Pro forma March 31, 2004 $
Assets					
Current assets					
Cash	5,114	524	3,426	2(f)	9,064
Accounts receivable	29,767	4,475	(4,475)		29,767
Prepaid expenses	586	105	(105)		586
	35,467	5,104	-		39,417
Capital assets					
Fixed assets	159,175	14,691	17,309	2(f)	191,175
Other assets	-	525	(525)		-
Goodwill	6,192	-	3,614	2(f)	9,806
Deferred finance account	827	115	(115)		827
	201,661	20,435	19,129		241,225
Liabilities					
Current liabilities					
Accounts payable	10,098	5,371	(5,371)		10,098
Accrued trust distributions	1,775	-	-		1,775
Current portion of long-term debt	9,668	2,290	(2,290)		9,668
	21,541	7,661	-		21,541
Long-term debt	32,527	6,374	(6,374)		32,527
Shareholder loan	-	3,320	(3,320)		-
Future income taxes	12,857	1,471	2,143	2(f)	16,471
	66,925	18,826	(15,212)		70,539
Unitholders' Equity					
Unitholders' capital	110,592	1	23,149	2(f)	133,742
Exchangeable shares	18,000	-	12,800	2(f)	30,800
Contributed Surplus	5,143	-	-		5,143
Retained earnings	1,001	1,608	(1,608)		1,001
	134,736	1,609	34,341		170,686
	201,661	20,435	19,129		241,225

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings

(Unaudited)

For the period ended December 31, 2003

(in thousands of dollars)

	Trinidad Twelve months ended December 31, 20023 $	Saturn January 1 - April 9, 2003 $	Bear January 1 - June 30, 2003 $	Arrow Twelve months ended December 31, 20023 $	Wilson Twelve months ended December 31 2003, $	Pro forma adjustments $	Notes	Trinidad, Bear, Saturn, Arrow and Wilson Twelve month Pro forma $
Revenue								
Operating	62,338	3,759	12,624	28,086	11,580	870	2(h)	119,257
Expenses								
Operating	38,498	1,842	7,400	19,086	6,609	600	2(h)	74,035
Operating margin	23,840	1,917	5,224	9,000	4,971	270		45,222
General and administration	5,502	150	309	1,408	643	39	2(h)	8,051
Unit based compensation	3,427	-	-	-	-	-		3,427
Loss on investments	-	-	-	-	1,969	(1,969)	2(b)	-
Management bonuses	-	-	709	4,000	-	(4,709)	2(a)	-
EBITDA (1)	14,911	1,767	4,206	3,592	2,359	6,909		33,744
Depreciation and amortization	5,825	231	1,419	1,362	1,814	1,972	2(c)	12,623
(Gain) loss on disposal of assets	-	(8)	11	(25)	39	-		17
Interest expense (income)	2,265	(6)	445	(17)	673	(418)	2(d)	2,942
Income (loss) before taxes	6,821	1,550	2,331	2,272	(167)	5,355		18,162
Income taxes								
Current income taxes	336	571	604	898	667	(2,510)	2(e)	566
Future income taxes	1,886	(3)	260	6	(17)	4,562	2(e)	6,694
	2,222	568	864	904	650	2,052		7,260
Net income	4,599	982	1,467	1,368	(817)	3,303		10,902

(1) EBITDA means earnings before interest, taxes, amortization and gain or loss on disposal of assets. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings
(Unaudited)
For the three month period ended March 31,2004

(in thousands of dollars)

	Trinidad Three months ended March 31, 2004 $	Arrow January 1 - March 14, 2004 $	Wilson Three months ended March 31, 2004 $	Pro forma Adjustment $	Notes	Trinidad, Arrow and Wilson Three months Pro forma $
Revenue						
Operating	32,220	8,352	3,855	-		44,427
Expenses						
Operating	18,064	4,103	2,277	-		24,444
Operating margin	14,156	4,249	1,578	-		19,983
General and administration	2,076	1,256	315	-		3,647
Unit based compensation	2,557	-	-	-		2,557
EBITDA (1)	9,523	2,993	1,263	-		13,779
Depreciation and amortization	3,026	283	463	598	2(c)	4,370
(Gain) loss on disposal of assets	-	(5)	92	-		87
Interest expense (income)	720	(10)	199	(189)	2(d)	720
Income (loss) before taxes	5,777	2,725	509	(409)		8,602
Income taxes						
Current income taxes	161	974	199	(1,130)	2(e)	204
Future income taxes	1,617	(40)	(56)	1,033	2(e)	2,554
	1,778	934	143	(97)		2,758
Net income (loss)	3,999	1,791	366	(312)		5,844

(1) EBITDA means earnings before interest, taxes, amortization and gain or loss on disposal of assets. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.

(in thousands of dollars)

1 Basis of presentation

The accompanying unaudited pro forma consolidated financial statements (the "pro forma statements") have been prepared to reflect the acquisitions of certain assets of Wilson Drilling Ltd. ("Wilson"), certain assets of Arrow Drilling Inc. ("Arrow"), certain assets of Bear Drilling Ltd. ("Bear") and certain assets of Saturn Drilling Inc. ("Saturn"). The March 31, 2004 unaudited pro forma consolidated financial statements have been prepared based upon the unaudited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad") as at and for the three months ended March 31, 2004, the unaudited financial statements of Arrow for the period January 1 to March 14, 2004 and the unaudited financial statements of Wilson as at and for the three months ended March 31, 2004. The December 31, 2003 unaudited pro forma consolidated financial statements have been prepared based upon the audited consolidated financial statements of Trinidad for the year ended December 31, 2003, the unaudited financial statements of Saturn for the period January 1, 2003 to April 9, 2003; the unaudited financial statements of Bear for the period January 1, 2003 to June 30, 2003, the unaudited financial statements of Arrow for the year ended December 31, 2003 and the audited financial statements of Wilson for the year ended December 31, 2003.

The pro forma statements have been prepared by management. The unaudited pro forma consolidated balance sheet has been prepared to give effect to the acquisition of certain assets of Wilson as described in Note 2 as if they had occurred on March 31,2004. The unaudited pro forma consolidated statements of earnings have been prepared to give effect to the acquisitions described in Note 2 as if they had occurred on January 1, 2003. The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma statements are consistent with those used in the audited consolidated financial statements of Trinidad for the year ended December 31, 2003.

The pro forma statements should be read in conjunction with the historical consolidated financial statements and the notes attached thereto, of Trinidad for the year ended December 31, 2003. In the opinion of management, the pro forma statements include all necessary adjustments to give effect to the acquisitions described in Note 2.

Trinidad Energy Services Income Trust is an unincorporated entity established under the laws of the Province of Alberta and created pursuant to a Trust Indenture dated August 1, 2002.

(in thousands of dollars)

2 Pro forma assumptions and adjustments

The pro forma statements give effect to the following assumptions and adjustments:

a) Bonus expense has decreased as described in the table below to eliminate management bonuses.

	March 31, 2004 $	December 31, 2003 $
Bear	-	(709)
Arrow	-	(4,000)
	-	(4,709)

b) Loss on investments has decreased as described in the table below to eliminate losses incurred by subsidiaries held by Wilson that have not been purchased with this acquisition.

	March 31, 2004 $	December 31, 2003 $
Wilson	-	(1,969)
	-	(1,969)

c) Depreciation and amortization expense has changed as described in the table below as a result of changing Saturn's, Bear's, Arrow's and Wilson's depreciation rates to a unit-of-production depreciation rate in accordance with Trinidad's capital asset accounting policy and the increase reflected in the acquisition cost.

	March 31, 2004 $	December 31, 2003 $
Wilson	200	447
Arrow	398	1,377
Saturn	-	164
Bear	-	(16)
	598	1,972

(in thousands of dollars)

d) During 2004 Trinidad increased its credit facility to a $65.0 million non-reducing term facility held by G.E. Capital. Trinidad has an incremental draw down of approximately $5.9 million used toward the funding of the Saturn acquisition. Trinidad has an incremental draw down of approximately $16.5 million used toward the funding of the Bear acquisition. Interest expense has been increased as follows to reflect the increase in debt as if it had been incurred on January 1, 2003.

	March 31, 2004 $	December 31, 2003 $
Increase in interest expense relating to Saturn acquisition	-	104
Increase in interest expense relating to Bear acquisition	-	134
Increase in interest expense relating to Arrow acquisition	10	17
Decrease in interest expense relating to Wilson acquisition	(199)	(673)
	(189)	(418)

e) Current income tax expenses have been effected as follows:

	March 31, 2004 $	December 31, 2003 $
Saturn		
Increase in large corporation tax relating to Saturn acquisition	-	10
(Decrease) in current income tax due to trust structure	-	(571)
	-	(561)
Bear		
Increase in large corporation tax relating to Bear acquisition	-	47
(Decrease) in current income tax due to trust structure	-	(604)
	-	(557)
Arrow		
Increase in large corporation tax relating to Arrow acquisition	25	101
(Decrease) Increase in current income tax due to trust structure	(974)	(898)
	(949)	(797)
Wilson		
Increase in large corporation tax relating to Wilson acquisition	18	72
(Decrease) Increase in current income tax due to trust structure	(199)	(667)
	(181)	(595)
	-	(2,510)

(in thousands of dollars)

Incremental cash taxes which would otherwise be payable as a result of pro forma adjustments to income are assumed to be eliminated through incremental tax claims and tax deductible distributions to unitholders.

Future income tax expense has been adjusted, at the statutory tax rate, for the tax effect on pro forma adjustments to income as follows:

	March 31, 2004 $	December 31, 20023 $
Wilson	199	1,422
Arrow	834	1,794
Saturn	-	473
Bear	-	873
	1,033	4,562

f) Wilson's purchase price allocation has been determined as follows:

	$
Fixed Assets	32,000
Goodwill	3,614
Future income tax	(3,614)
	32,000
Financed as follows:	
New equity raised, net of issue costs	19,200
Exchangeable shares	12,800
	32,000

This offering is currently anticipated to be priced at $7.80 per unit. The major shareholders of Wilson are taking equity of 40% of the purchase price in exchangeable shares.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are not eligible for distributions.

An additional $3.95 million of cash was raised through the financing and has been added to working capital.

(in thousands of dollars)

g) Arrow's purchase price allocation has been determined as follows:

	$
Fixed Assets	44,671
Goodwill	6,192
Future income tax	(6,192)
	44,671
Financed as follows:	
New equity raised, net of issue costs	26,671
Exchangeable shares	18,000
	44,671

On March 15, 2004 Trinidad purchased certain fixed assets of Arrow.

h) Bear's purchase price allocation has been determined as follows:

	$
Fixed Assets	41,000
Financed as follows:	
New equity raised from private placement, net of issue costs	24,454
Debt financing	16,546
	41,000

Pro forma adjustments include results of operations of Bear for the period July 1, 2003 to July 15, 2003, including revenue of $870,000, operating expenses of $600,000 and general and administrative expense of $39,000. On July 15, 2003 Trinidad purchased certain fixed assets of Bear.

i) Saturn's purchase price allocation has been determined as follows:

	$
Fixed Assets	16,650
Financed as follows:	
New equity raised, net of issue costs	10,860
Debt financing	5,790
	16,650

On April 9, 2003 Trinidad purchased certain fixed assets of Saturn.

(in thousands of dollars)

3 Pro forma funds available for distribution and growth capital expenditures

Pro forma funds available for distribution and growth capital expenditures are as follows for the three months ended March 31, 2004 and the twelve months ended December 31, 2003.

	March 31, 20034 $	December 31, 20023 $
Net income for the period:	5,844	10,902
Add (Deduct) non-cash items		
Depreciation and amortization	4,370	12,623
Future income taxes	2,554	6,694
Unit based compensation	2,557	3,427
Loss on disposal of assets	87	17
Funds from operations	15,412	33,663

Trinidad uses funds from operations for distributions to unitholders, growth capital expenditures and debt repayment.

Readers are cautioned that funds available for distributions and growth capital expenditures does not have a standardized meaning prescribed by GAAP; however, Trinidad computes funds available for distributions and growth capital expenditures on a consistent basis for each reporting period. The pro forma information is not a projection of future results. The actual results of operations of Trinidad for any period will vary from the amounts set forth in the following analysis, and such variation may be material.

4 Weighted average pro forma trust units outstanding

Weighted average pro forma trust units outstanding have been calculated using Trinidad units and stock options outstanding as at March 31, 2004 and at December 31, 2003, plus the additional trust units issued in connection with the purchases of Saturn, Bear, Arrow and Wilson.

For purposes of the pro forma statements, the trust units outstanding are as follows:

	March 31, 20034	December 31, 20023
Basic trust units outstanding – Trinidad	27,971,031	11,374,982
Trust units issued in connection with the Saturn acquisition	-	4,615,385
Trust units issued in connection with the Bear acquisition, through private placement	-	7,222,222
Trust units issued in connection with the Arrow acquisition	4,096,154	4,096,154
Trust units issued in connection with the Wilson acquisition	3,205,128	3,205,128
Pro forma basic trust units outstanding	35,272,313	30,513,871

(in thousands of dollars)

5 Pro forma exchangeable shares

Trinidad will issue 1,641,026 exchangeable shares as partial consideration for Wilson. The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time Trinidad makes a distribution to its unitholders. The exchangeable shares are not eligible for distributions.

	March 31, 20034	December 31, 20023
Exchangeable shares, initial series, issued for Arrow	2,307,692	2,307,692
Exchangeable shares, series B, issued for Wilson	1,641,026	1,641,026
	3,948,718	3,948,718

6 Pro forma net income per trust unit

Pro forma net income per trust unit is as follows:

	March 31, 20034	December 31, 20023
Basic (1)	.15	.32
Diluted (2)	.15	.31

(1) Basic per unit calculations are based on the weighted average number of pro forma trust units outstanding as at March 31, 2004 of 39,221,031 (December 31, 2003 – 34,462,589) which includes pro forma exchangeable shares.

(2) Diluted calculations include 691,517 additional trust units as at March 31, 2004 (December 31, 2003 - 275,758) for the dilutive impact of employee and directors rights and options using the treasury method.

FINANCIAL STATEMENTS OF WILSON DRILLING LTD.

1. Unaudited financial statements of Wilson Drilling Ltd. for the three month period ended March 31, 2004.

2. Audited financial statements of Wilson Drilling Ltd. as at and for the year ended December 31, 2003.

Unaudited Consolidated Financial Statements

Wilson Drilling Ltd.

March 31, 2004

Wilson Drilling Ltd.

CONSOLIDATED BALANCE SHEETS

As at

	March 31, 2004 $	December 31, 2003* $
	(Unaudited)	
ASSETS *[note 3]*		
Current		
Cash	**523,578**	854,302
Accounts receivable *[note 4]*	**4,475,189**	3,177,921
Prepaid expenses	**105,291**	63,903
	5,104,058	4,096,126
Drilling rigs and equipment	**14,691,486**	12,121,388
Deferred development costs	**500,000**	500,000
Deferred charges	**114,772**	121,382
Investment	**25,000**	25,000
	20,435,316	16,863,896
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 4]*	**5,024,466**	1,478,944
Income taxes payable	**346,553**	147,133
Current portion of bank term loan	**1,575,000**	1,575,000
Current portion of obligation under capital lease	**715,148**	700,060
Deferred revenue	**—**	1,503
	7,661,167	3,902,640
Loans from related parties *[note 4]*	**3,319,764**	3,279,411
Obligation under capital lease	**2,002,309**	2,186,855
Bank term loan *[note 3]*	**4,372,385**	4,725,000
Future income taxes	**1,471,369**	1,527,441
	11,165,827	11,718,707
Shareholders' equity		
Share capital	**20**	20
Retained earnings	**1,608,302**	1,242,529
	1,608,322	1,242,549
	20,435,316	16,863,896

See accompanying notes.

*Extracted from the audited consolidated financial statements of Wilson Drilling Ltd. as at December 31, 2003.

On behalf of the Board:

(signed) Kerry Wilson
Director

(signed) Clayton Riddell
Director

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Three months ended March 31,
(Unaudited)

	2004 $	2003 $
Revenue		
Rigs charges	**3,716,673**	3,607,909
Other	**138,551**	129,877
	3,855,224	3,737,786
Cost of operations		
Rigs operating	**2,276,516**	1,783,020
Gross margin	**1,578,708**	1,954,766
Expenses		
Depreciation	**463,173**	446,623
Interest	**199,317**	52,500
Administrative	**314,849**	206,806
Loss on disposal of equipment	**92,248**	—
	1,069,587	705,929
Income before income taxes	**509,121**	1,248,837
Income taxes		
Current	**199,420**	—
Future	**(56,072)**	507,145
	143,348	507,145
Net income for the period	**365,773**	741,692
Retained earnings, beginning of period	**1,242,529**	2,059,603
Retained earnings, end of period	**1,608,302**	2,801,295

See accompanying notes.

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31,
(Unaudited)

	2004 $	2003 $
Cash flows from operating activities		
Net income for the period	**365,773**	741,692
Add non-cash items:		
Depreciation	**463,173**	446,623
Future income tax expense (recovery)	**(56,072)**	507,145
Loss on disposal of equipment	**92,248**	—
Amortization of deferred charges	**6,610**	—
	871,732	1,695,460
Change in non-cash working capital	**2,404,783**	(633,806)
	3,276,515	1,061,654
Cash flows from investing activities		
Addition to drilling rigs and equipment	**(3,480,519)**	—
Investment in subsidiaries	—	(27,014)
Proceeds from sale of equipment	**355,000**	—
	(3,125,519)	(27,014)
Cash flows from financing activities		
Payment of bank term loan	**(352,615)**	(500,000)
Increase (decrease) in loans from related parties	**40,353**	(10,000)
Payment of obligation under capital lease	**(169,458)**	(155,603)
	(481,720)	(665,603)
Increase (decrease) in cash	**(330,724)**	369,037
Cash, beginning of period	**854,302**	(47,791)
Cash, end of period	**523,578**	321,246

See accompanying notes.

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

March 31, 2004

1. NATURE OF OPERATIONS

Wilson Drilling Ltd. (the "Company") was incorporated as a private company on July 18, 1997 under the *Business Corporations Act* (Alberta) and commenced operations in February 1998. Its principal business activities are the operation of oil and gas drilling rigs in Western Canada and the development of drilling site refurbishment equipment.

The Company is subject to fluctuations in the demand for drilling services and therefore interim results are not necessarily indicative of annual results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Company's consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the December 31, 2003 consolidated financial statements.

The consolidated financial statements include the accounts of the Company and its 76.13% owned subsidiary, Invertek Fluid Reclaimers Inc. ("Invertek"). Invertek includes the consolidated accounts of its wholly-owned subsidiaries, Invertek Manufacturing Inc. and Invertek Inc.

3. BANK TERM LOAN

On December 4, 2003, the Company received $6,300,000 in the form of a bank term loan repayable in monthly principal installments of $131,250, bearing interest at prime plus 1.00%, maturing in December 2007. Loan proceeds were used to buy out a previous $5,500,000 operating credit facility. A General Security Agreement representing a first floating charge on all present and after acquired property of the Company and a first fixed charge on drilling rigs #1 and #2 and a second charge on drilling rig #3 is pledged as collateral. A Subordination Agreement executed by Paramount Resources Ltd. ("Paramount"), a 50% shareholder of the Company, subordinates all present and future indebtedness of the Company to the bank.

As at March 31, 2004, the Company is in default with respect to meeting financial ratio requirements as part of covenants to the loan agreement. The Company obtained a waiver from the lender in connection with such defaults.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

March 31, 2004

4. RELATED PARTY TRANSACTIONS AND BALANCES

Loans from related parties

As at March 31, 2004, the Company had shareholder loans in the amount of $3,094,300. The shareholder loans have no fixed terms of repayment, are unsecured and bear interest at bank prime plus two percent per annum. During the three months ended March 31, 2004 the Company paid $40,353 in interest.

As at March 31, 2004, the Company also had a loan in the amount of $225,464 from Shehtah Wilson Drilling Partnership ("Shehtah"), a partnership in which the Company has a 1% interest and Paramount has a 99% interest.

Other transactions with related parties

All related party transactions are recorded at their exchange amounts. Balances due to and from related parties at the period end are summarized below:

	As at March 31, 2004			
	Invertek USA $	Shehtah $	Paramount $	Total $
Accounts receivable	**10,072**	**911,119**	**809,737**	**1,730,928**
Accounts payable and accrued liabilities	—	—	**1,504**	**1,504**

Transactions with related parties during the period are summarized below:

	Three months ended March 31, 2004		
	Paramount $	Shetah $	Total $
Revenue	**1,155,094**	**121,969**	**1,277,063**
Interest expense	**40,353**	—	**40,353**
Operating and administration expense recovery	—	**167,871**	**167,871**

	Three months ended March 31, 2003		
	Paramount $	Shetah $	Total $
Revenue	2,117,193	100,572	2,217,765
Operating and administration expense recovery	—	118,989	118,989

Paramount is a 50% shareholder of the Company. Invertek USA is owned by an employee of Invertek. During the three months ended March 31, 2004 and 2003, the Company earned management fees and recovered operating and administrative expenses as a result of a management agreement with Shehtah.

5. SUBSEQUENT EVENTS

On July 8, 2004, the Company entered into an agreement with a third party to sell substantially all its drilling rigs.

Financial Statements

Wilson Drilling Ltd.

December 31, 2003 and 2002

AUDITORS' REPORT

To the Board of Directors of
Wilson Drilling Ltd.

We have audited the consolidated balance sheets of **Wilson Drilling Ltd.** as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and retained earnings and cash flows for the year ended December 31, 2003 and the eleven months ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the for the year ended December 31, 2003 and the eleven months ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
March 19, 2004
(except as to note 13, which is as of July 16, 2004)

(Signed) Ernst & Young LLP
Chartered Accountants

Wilson Drilling Ltd.

CONSOLIDATED BALANCE SHEETS

As at December 31

	2003 $	2002 $
ASSETS *[note 4]*		
Current		
Cash	**854,302**	—
Accounts receivable *[notes 10 and 11]*	**3,177,921**	795,880
Prepaid expenses *[note 10]*	**63,903**	47,232
	4,096,126	843,112
Drilling rigs and equipment *[note 3]*	**12,121,388**	13,523,659
Deferred development costs *[note 2]*	**500,000**	—
Deferred charges	**121,382**	15,614
Investment *[note 2]*	**25,000**	1,911,428
Loan receivable *[note 2]*	—	500,000
	16,863,896	16,793,813
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 10]*	**1,478,944**	591,193
Income taxes payable	**147,133**	—
Current portion of bank term loan *[note 4]*	**1,575,000**	—
Demand revolving loan *[note 4]*	—	5,547,791
Current portion of obligation under capital lease *[note 5]*	**700,060**	642,824
Deferred revenue *[note 10]*	**1,503**	271,504
	3,902,640	7,053,312
Loans from related parties *[note 9]*	**3,279,411**	3,786,366
Obligation under capital lease *[note 5]*	**2,186,855**	2,886,914
Bank term loan *[note 4]*	**4,725,000**	—
Future income taxes *[note 7]*	**1,527,441**	1,007,598
	11,718,707	7,680,878
Commitments *[note 5]*		
Shareholders' equity		
Share capital *[note 6]*	**20**	20
Retained earnings	**1,242,529**	2,059,603
	1,242,549	2,059,623
	16,863,896	16,793,813

See accompanying notes

On behalf of the Board:

(signed) "Kerry Wilson"
Director

(signed) "Clayton Riddell"
Director

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

	Year ended December 31, 2003 $	Eleven months ended December 31, 2002 $
Revenue		
Rigs charges *[note 10]*	**11,144,221**	7,060,923
Other	**435,964**	170,359
	11,580,185	7,231,282
Cost of operations		
Rigs operating *[note 10]*	**6,608,870**	3,796,430
Gross margin	**4,971,315**	3,434,852
Expenses		
Depreciation	**1,813,782**	1,486,001
Writedown of investment *[note 2]*	**1,770,335**	—
Interest *[note 10]*	**673,116**	535,754
Administrative	**643,168**	970,909
Equity loss on investment *[note 2]*	**199,338**	35,394
Loss on disposal of equipment	**38,661**	—
	5,138,400	3,028,058
Income (loss) before income taxes and minority interest	**(167,085)**	406,794
Income taxes *[note 7]*	**666,566**	(23,361)
Minority interest share of losses *[note 2]*	**(16,577)**	—
Net income (loss) for the period	**(817,074)**	430,155
Retained earnings, beginning of period	**2,059,603**	1,629,448
Retained earnings, end of period	**1,242,529**	2,059,603

See accompanying notes

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2003 $	Eleven months ended December 31, 2002 $
Cash flows from operating activities		
Net (loss) income for the period	**(817,074)**	430,155
Add non-cash items:		
Depreciation	**1,813,782**	1,486,001
Writedown of investment *[note 2]*	**1,770,335**	—
Future income tax expense (recovery) *[note 7]*	**519,843**	(3,034)
Equity loss on investment *[note 2]*	**199,338**	35,394
Minority interest share of losses *[note 2]*	**(16,577)**	—
Cash generated from operations	**3,469,647**	1,948,516
Change in non-cash working capital *[note 8]*	**(1,570,648)**	335,745
	1,898,999	2,284,261
Cash flows from investing activities		
Addition to drilling rigs and equipment	**(407,724)**	(2,684,227)
Investment in Invertek Fluid Reclaimers Inc. *[note 2]*	**(108,636)**	(1,446,822)
Investment in NWT Safety Supply Ltd. *[note 2]*	**(25,000)**	—
Increase in loan to investee *[note 2]*	—	(500,000)
Office space security deposit	—	(15,614)
	(541,360)	(4,646,663)
Cash flows from financing activities		
Bank term loan net of financing costs	**6,194,232**	—
Decrease in demand revolving loan	**(5,547,791)**	(2,051,995)
Increase (decrease) in loans from related parties	**(506,955)**	2,256,096
Increase (decrease) in capital lease obligation	**(642,823)**	2,158,301
	(503,337)	2,362,402
Change in cash and cash end of period	**854,302**	—

See accompanying notes

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

1. NATURE OF OPERATIONS

Wilson Drilling Ltd. (the "Company") was incorporated as a private company on July 18, 1997 under the *Business Corporations Act* (Alberta) and commenced operations in February 1998. Its principal business activities are the operation of oil and gas drilling rigs in Western Canada and the development of drilling site refurbishment equipment.

In 2002, the Company changed its year end from January 31 to December 31 in order to coincide with one of its shareholders' year end. As a result, the comparative financial statements and notes are for the eleven months ended December 31, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation and basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and include the accounts of the Company and its 76.13% owned subsidiary, Invertek Fluid Reclaimers Inc. ("Invertek"). Invertek includes the consolidated accounts of its wholly-owned subsidiaries Invertek Manufacturing Inc. and Invertek Inc.

b) Drilling rigs and equipment

Capital assets are recorded at cost. Amortization is applied on a straight-line basis to amortize the cost of the capital assets over their estimated economic useful lives as follows:

Drilling rigs	10 years
Equipment	7 years
Computers	3 years

c) Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change occurs.

d) Leases

Leases that transfer substantially all the benefits and inherent risks of ownership of the property leased are recorded by the Company as a capital lease at the inception of the lease. The present value of the future payments under such leases is recorded as capital assets (and amortized over their estimated useful lives) and related long-term debt. All other leases are classified as operating leases (see note 5) under which lease payments are recorded as expenses in the period in which they are incurred.

e) Investment

Until November 20, 2003, the Company's investment in the common shares of Invertek was accounted for using the equity method given the Company's ability to exercise significant influence over Invertek's operating and financial policies (see Note 2).

The portfolio investment in NWT Safety Supplies Ltd. has been accounted for using the cost method.

f) Deferred charges

Deferred charges relate primarily to financing costs on the issue of long-term debt and are amortized on a straight-line basis over the period to maturity of the related debt.

g) Deferred development costs

Deferred development costs relate primarily to direct materials and labour costs associated with development of Invertek's refurbishment equipment. Amortization of these costs will commence with commercial production or use of the refurbishment equipment. The Company annually evaluates these costs against the criteria for deferral, under Canadian generally accepted accounting principles, and in light of the Company's current progress on the refurbishment equipment project. A write off is recognized when the criteria for deferral are no longer satisfied.

h) Impairment or disposal of long-lived assets

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include but are not limited to, significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; contract cancellation or amendments; loss of key customers; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated

with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and its net recoverable value, which is generally determined based on undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has estimated the useful lives of its capital assets, and the recoverability of deferred development costs and deferred charges, using current business plans.

j) Revenue recognition

Rig charges are recognized when the services are provided.

2. BUSINESS ACQUISITIONS

Invertek Fluid Reclaimers Inc.

During 2002, the Company advanced Invertek $500,000 in the form of an unsecured, non-interest bearing loan. The loan had no fixed terms of repayment and accordingly had been classified as long-term.

During 2002, the Company received shares as payment for loans made to Invertek in the amount of $1,446,822, resulting in an additional 25% ownership interest, bringing their total ownership interest to 30% at December 31, 2002. The increase in ownership caused the Company to gain significant influence over Invertek and accordingly the investment was accounted for using the equity method. During 2003, the Company advanced an additional $60,464 to Invertek, pursuant to the prior year investment agreement, therefore not resulting in any additional equity interest. The Company's share of equity losses to November 20, 2003 was $199,338 (December 31, 2002 - $35,394)

During the year, management's review of the carrying value of its investment in Invertek resulted in a $1,770,335 write-down.

On November 20, 2003, the Company purchased an additional 46.13% of the shares of Invertek, for cash consideration of $57,000, to bring the Company's cumulative ownership interest to 76.13%.

The acquisition has been accounted for by the purchase method with the results of the operations of Invertek being consolidated from the date of acquisition of control. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

	$
Cash	8,828
Equipment	3,787
Accounts receivable	114,684
Deferred development costs	500,000
Net non-cash working capital	(53,722)
Shareholder loan	(500,000)
Less: minority interest share of net assets	(16,577)
Total consideration	**57,000**

NWT Safety Supplies Ltd.

On December 10, 2003, the Company acquired 25 Class B shares of NWT Safety Supplies Ltd. for cash proceeds of $25,000.

3. DRILLING RIGS AND EQUIPMENT

		2003	
	Cost **$**	**Accumulated Depreciation** **$**	**Net Book Value** **$**
Drilling rigs	**17,930,286**	**6,015,121**	**11,915,165**
Computers	**38,118**	**26,891**	**11,227**
Equipment	**214,885**	**19,889**	**194,996**
	18,183,289	**6,061,901**	**12,121,388**

		2002	
	Cost $	**Accumulated Depreciation** $	**Net Book Value** $
Drilling rigs	17,687,223	4,222,092	13,465,131
Computers	30,583	10,777	19,806
Equipment	51,295	12,573	38,722
	17,769,101	4,245,442	13,523,659

Assets under capital lease have a cost of $5,994,179 (2002 - $5,916,673) and associated accumulated amortization of $1,177,088 (2002 - $577,670).

4. BANK TERM LOAN

In 2002, the Company utilized a demand, revolving, operating credit facility available to a limit of $5,500,000 and bearing interest at the bank's prime rate plus 0.25%. The amount available under this facility was reduced by $500,000 each quarter. The assets of the Company were pledged as collateral. The credit facility was convertible at the Bank's option to a term loan.

On December 4, 2003, the Company received $6,300,000 in the form of a bank term loan repayable in monthly principal installments of $131,250, bearing interest at prime plus 1.00%, maturing in December 2007. Loan proceeds were used to buy out the $5,500,000 operating credit facility. A General Security Agreement representing a first floating charge on all present and after acquired property of the Company and a first fixed charge on drilling rigs #1 and #2 and a second charge on drilling rig #3 is pledged as collateral. A Subordination Agreement executed by Paramount Resources Ltd. ("Paramount"), a 50% shareholder of the Company, subordinates all present and future indebtedness of the Company to the bank. The credit review date is May 31, 2004.

5. OBLIGATION UNDER CAPITAL LEASE

The future minimum lease payments at December 31, 2003 under capital leases are as follows:

	Capital leases $
2004	920,132
2005	920,132
2006	920,132
2007	613,422
Total future minimum capital lease payments	3,373,818
Less: imputed interest at 8.9%	486,903
Balance of obligations under capital leases	2,886,915
Less: current portion	700,060
Long term obligation under capital leases	2,186,855

During the year interest on capital leases amounted to $277,308.

The Company is subject to certain commitments regarding operating leases. The minimum payments required under these operating leases are as follows:

	$
2004	155,240
2005	138,208
2006	132,662
2007	87,394
	513,504

6. SHARE CAPITAL

Authorized

Unlimited number of Class A voting common shares without nominal or par value.
Unlimited number of redeemable non-voting preferred shares.

Issued and outstanding	**Number**	$
Class A common shares as at December 31, 2003 and 2002	**20**	**20**

7. FUTURE INCOME TAXES

The income tax provision differs from the income taxes obtained by applying the Canadian corporate tax rate to income before taxes as follows:

	2003 **$**	**2002** **$**
Corporate tax rate	**36.75%**	39.17%
Calculated income tax expense (recovery)	**(61,404)**	159,345
Increase (decrease) resulting from:		
Small business deduction	**(59,239)**	—
Rate reduction	**(46,731)**	(23,133)
Tax filing adjustment	**11,128**	(143,017)
Non-deductible expenses	**92,843**	5,222
Write-down of investment	**650,598**	—
Benefit of non-capital losses not recognized	**74,860**	—
Other	**4,511**	(21,778)
Income tax expense (recovery)	**666,566**	(23,361)

The net future tax liability comprises:

	2003 $	2002 $
Differences between tax base and reported amounts of depreciable assets	**(1,363,520)**	(1,307,950)
Net operating loss carryforwards	**206,081**	300,352
Research and development	**260,886**	—
Valuation allowance on Invertek future tax assets	**(630,888)**	—
	(1,527,441)	(1,007,598)

As at December 31, 2003, the Company has no non-capital losses (2002 - $855,217) available to reduce future years' taxable income. Invertek has non-capital losses of $798,966 to carryforward.

As a "more likely than not" outcome is not determinable at this time, a full valuation allowance has been taken on the Invertek future income tax assets of $701,409.

8. CHANGE IN NON-CASH WORKING CAPITAL

	2003 $	2002 $
Cash provided by (used for):		
Accounts receivable	**(2,267,356)**	1,827,543
Prepaid expenses	**(15,405)**	397
Accounts payable and accrued liabilities	**834,980**	(1,733,236)
Income taxes payable	**147,133**	(30,463)
Deferred revenue	**(270,000)**	271,504
	(1,570,648)	335,745

No cash taxes were paid during the year. Cash interest paid during the year approximates interest expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

9. LOANS FROM RELATED PARTIES

As at December 31, 2003, the Company had shareholder loans in the amount of $3,053,946 (2002 - $3,007,428). The shareholder loans have no fixed terms of repayment, are unsecured and bear interest at bank prime plus two percent per annum. During the year ended December 31, 2003 the Company paid $148,719 (2002 - $124,957) in interest.

At December 31, 2003, the Company also had a loan in the amount of $225,465 (2002 $778,938) from Shehtah Wilson Drilling Partnership ("Shehtah"), a partnership in which the Company has a 1% interest and Paramount has a 99% interest.

10. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at their exchange amounts. Balances due to and from related parties at the period end are summarized below:

	2003				
	Invertek USA $	**Employee $**	**Paramount $**	**Longhorn $**	**Total $**
Accounts receivable	**106,684**	**20,000**	**805,459**	—	**932,143**
Accounts payable and accrued liabilities	—	—	—	**47,781**	**47,781**
Deferred revenue	—	—	**1,504**	—	**1,504**

	2002		
	Paramount $	**Longhorn $**	**Total $**
Accounts receivable	277,590	—	277,590
Prepaid expenses	—	24,000	24,000
Accounts payable and accrued liabilities	—	23,240	23,240
Deferred revenue	271,504	—	271,504

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

Transactions with related parties during the period are summarized below:

	2003			
	Paramount	**Longhorn**	**Shetah**	**Total**
	$	**$**	**$**	**$**
Revenue	**4,828,667**	—	**352,929**	**5,181,596**
Rig operating	—	**532,863**	—	**532,863**
Interest expense	**148,719**	—	—	**148,719**
Operating and administration expense	—	—	**678,411**	**678,411**

	2002			
	Paramount	**Longhorn**	**Shetah**	**Total**
	$	**$**	**$**	**$**
Revenue	4,481,522	—	170,350	4,651,872
Rig operating	—	361,453	—	361,463
Interest expense	124,957	—	—	124,957
Operating and administration expense	—	—	518,465	518,465

Paramount is a 50% shareholder of the Company. 761806 Alberta Ltd Company, also known as Longhorn Trucking ("Longhorn"), is owned by a significant shareholder of the Company. Invertek USA is owned by an employee of Invertek. During the year ended December 31, 2003, the Company earned management fees and recovered operating and administrative expenses as a result of a management agreement with Shehtah.

At December 31, 2003, the Company had received nil (2002 - $270,000) from Paramount as a prepayment for services to be rendered within the next year.

11. FINANCIAL INSTRUMENTS

a) Credit risk

The Company's sales are to customers in the oil and gas industry, which results in a concentration of credit risk. The Company generally extends unsecured credit to these customers, and therefore the collection of these receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which the Company extends credit. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

The Company provides drilling services mainly to three customers which account for approximately 94% of their revenue for the year ended December 31, 2003, and 77% of accounts receivable as at December 31, 2003. These contracts are negotiated and renewed annually.

b) Fair value of financial assets and liabilities

The Company has financial instruments consisting of cash, accounts receivable, loan receivable, accounts payable and accrued liabilities, income taxes payable, obligations under capital lease, loans from related parties and bank term loan. The carrying value of these instruments approximates fair value unless otherwise stated.

Obligation under capital lease is a fixed rate financial instrument whose fair value fluctuates with changes in interest rates. At December 31, 2003, the value of the obligation under capital lease based on prevailing interest rates for debt instruments of a similar nature and term approximated its carrying value.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

13. SUBSEQUENT EVENTS

As at March 31, 2004, the Company is in default with respect to meeting financial ratio requirements as part of covenants to the bank term loan agreement. The Company obtained a waiver from the lender in connection with such defaults.

On July 8, 2004, the Company entered into an agreement with a third party to sell substantially all its drilling rigs.

CERTIFICATE OF THE TRUST AND THE PROMOTER

Dated: July 19, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

TRINIDAD ENERGY SERVICES INCOME TRUST
by Trinidad Drilling Ltd.

By: (signed) Michael E. Heier
Chairman and Chief Executive Officer

By: (signed) Brent J. Conway
Chief Financial Officer

On behalf of the Board of Directors of Trinidad Drilling Ltd.

By: (signed) Kevin A. Bennett
Director

By: (signed) Grant D. Abbott
Director

THE PROMOTER
TRINIDAD DRILLING LTD.

By: (signed) Michael E. Heier
Chairman and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: July 19, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RAYMOND JAMES LTD.

By: (signed) Edward J. Bereznicki

CIBC WORLD MARKETS INC.

By: (signed) Arthur Korpach

TD SECURITIES INC.

By: (signed) Gregory B. Saksida

HAYWOOD SECURITIES INC.

By: (signed) David G. McGorman

FIRST ASSOCIATES INVESTMENTS INC.

By: (signed) John M. Peltier

DESJARDINS SECURITIES INC.

By: (signed) Jake A. Herman

DUNDEE SECURITIES CORPORATION

By: (signed) Ali A. Bhojani

FIRSTENERGY CAPITAL CORP.

By: (signed) Hugh R. Sanderson

Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

Our File: 193273

July 19, 2004

TRANSMITTED VIA SEDAR

The securities regulatory authorities
in each of the provinces of Canada

Dear Sirs:

Re: Trinidad Energy Services Income Trust - Short Form Prospectus dated July 19, 2004

We refer to the short form prospectus of Trinidad Energy Services Income Trust dated July 19, 2004 (the "Prospectus") relating to the offering of 3,205,129 Trust Units for aggregate gross proceeds of $25,000,006. Capitalized terms have the meanings ascribed thereto in the Prospectus unless otherwise defined herein.

We hereby consent to the references to our firm's name on the cover page and under the heading "Interests of Experts" and to the references to our firm's name and our opinions under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to in the Prospectus or that are within our knowledge as a result of the services performed by us in connection with our opinions referred to therein.

Yours truly,

MACLEOD DIXON LLP

"Macleod Dixon LLP"

3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, Canada T2P 4H2
Telephone: (403) 267-8222 Fax: (403) 264-5973 Website: www.macleoddixon.com

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

July 19, 2004

Reference: 84185/36

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Justice Securities Administration, New Brunswick
Securities Division, Department of Justice - Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Dear Sirs/Mesdames:

RE: Short Form Prospectus of Trinidad Energy Services Income Trust (the "Trust")

We refer to the final short form prospectus dated July 19, 2004 (the "Prospectus") of the Trust relating to the offering of 3,205,129 trust units of the Trust.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the heading "Interests of Experts" and to the use of our firm name and reference to our opinions under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment", all as contained in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions set forth above or that is within our knowledge as a result of the services we performed in connection with our opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours very truly,

(signed)
Blake, Cassels & Graydon LLP

30588553.1

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. (403) 509-7500
Direct Fax (403) 781-1825

To the Various Securities Regulatory Authorities
of the Provinces of Canada

Dear Sirs:

Re: Trinidad Energy Services Income Trust

We refer to the prospectus of Trinidad Energy Services Income Trust (the "Trust") dated July 19, 2004 relating to the sale and issue of 3,205,129 trust units of the Trust ("Trust Units") at an offering price of $7.80 per Trust Unit (the "Prospectus").

We consent to the incorporation by reference in the Prospectus of our report dated March 16, 2004 to the unitholders of the Trust on the following financial statements:

- Consolidated balance sheets as at December 31, 2003 and 2002;
- Consolidated statements of operations and accumulated earnings and cash flows for each of the years then ended.

We also consent to the inclusion in the Prospectus of our report dated July 19, 2004 to the Trustee of the Trust on the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2004 and the unaudited pro forma consolidated statements of earnings of the Trust for the three month period ended March 31, 2004 and for the year ended December 31, 2003.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

PRICEWATERHOUSECOOPERS

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
July 19, 2004

2900 Bell Tower

10104-103 Avenue

Edmonton, Alberta

T5J 0H8

Tel: 780.424.3000

Fax: 780.429.4817

www.krpgroup.com

An independent member firm of



KRP LLP
KINGSTON•ROSS•PASNAK

K. M. Pasnak CA, Partner
Direct Line: (780) 420-4758
E-mail: kpasnak@krpgroup.com

July 19, 2004

To the Securities Regulatory Authorities in each
of the Provinces of Canada

Re: Trinidad Energy Services Income Trust

We refer to the short form prospectus of Trinidad Energy Services Income Trust (the "Trust") dated July 19, 2004 relating to the sale and issue of 3,205,129 Trust Units of the Trust ("Trust Units") at an offering price of $7.80 per Trust Unit (the "Prospectus").

We consent to the use through incorporation by reference in the Prospectus of our report dated July 10, 2003 to the directors of Bear Drilling Ltd. in the following financial statements:

- Balance sheet as at April 30, 2003, April 30, 2002 and April 30, 2001
- Statements of income and retained earnings and cash flows for the years ended April 30, 2003, 2002 and 2001.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Kingston Ross Pasnak LLP

Kingston Ross Pasnak LLP
Chartered Accountants

KMP/sgf/KMP193270

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000 440 2 Avenue SW
Calgary AB Canada T2P 5E9

Phone: 403 290-4100
Fax: 403 290-4265

July 19, 2004

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Administration Branch, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Securities Office, Prince Edward Island
Autorité des marchés financiers, Québec
Saskatchewan Financial Services Commission

Dear Sirs / Mesdames:

Re: Trinidad Energy Services Income Trust (the "Trust")

We refer to the short form prospectus of the Trust dated July 19, 2004 (the "Prospectus") relating to the sale and distribution of 3,205,129 trust units of the Trust in connection with the indirect acquisition by the Trust of substantially all of the assets of Wilson Drilling Ltd. ("Wilson").

We consent to the use, in the above-mentioned Prospectus, of our report dated March 19, 2004 (except as to note 13, which is as of July 16, 2004) to the directors of Wilson, on the following financial statements:

Consolidated balance sheets as at December 31, 2003 and 2002;

Consolidated statements of income (loss) and retained earnings and cash flows for the year ended December 31, 2003 and eleven months ended December 31, 2002.

We also consent to the incorporation by reference, in the Prospectus, of our report dated July 25, 2003, to the shareholders of Arrow Drilling Inc., on the following financial statements:

Balance sheets as at June 30, 2003, 2002 and 2001;

Statements of income and retained earnings and cash flows for each of the years in the three-year period ended June 30, 2003.

We report that we have read the Prospectus and all information specifically included therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst & Young LLP

Chartered Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. (403) 509-7500
Direct Fax (403) 781-1825

To the Various Securities Regulatory Authorities
of the Provinces of Canada

Dear Sirs:

Re: Trinidad Energy Services Income Trust

We refer to the prospectus of Trinidad Energy Services Income Trust (the "Trust") dated July 19, 2004 relating to the sale and issue of 3,205,129 trust units of the Trust ("Trust Units") at an offering price of $7.80 per Trust Unit (the "Prospectus").

We consent to the incorporation by reference in the Prospectus of our report dated February 7, 2003 to the directors of Saturn Drilling Inc. (the "Company") on the following financial statements of the Company:

- Balance sheet as at May 31, 2002;
- Statements of earnings and retained earnings and cash flows for the year then ended.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
July 19, 2004

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2004-MC-2442

NUMÉRO DE PROJET SÉDAR: 666478

DOSSIER N° : 20865

Objet : Trinidad Energy Services Income Trust
Demande de visa

Vu la demande présentée le 12 juillet 2004;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-101, *Placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Agence nationale d'encadrement du secteur financier*, L.R.Q., c. A-7.03.

En conséquence, l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers ») octroie le :

> visa pour le prospectus simplifié du 19 juillet 2004 de Trinidad Energy Services Income Trust concernant le placement 3 455 129 parts de fiducie à 7,80 $ la part.
>
> Le visa prend effet le 19 juillet 2004.

(s) Marie-Christine Barrette
Marie-Christine Barrette
Chef du Service du financement des sociétés

SR/lb

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

TRINIDAD ENERGY SERVICES INCOME TRUST

Receipt for (Final) Short Form Prospectus dated **July 19th, 2004** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **19th** day of **July, 2004**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project #**666478**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: TUESDAY, JULY 27, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST CONFIRMS DISTRIBUTION INCREASE, CLOSES WILSON ACQUISITION AND $26.0 MILLION FINANCING

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce the following:

Acquisition Closing

Trinidad announces the closing of its previously announced acquisition of substantially all of the assets of Wilson Drilling Ltd. ("Wilson"). Such assets include two triple drilling rigs and two heavy double drilling rigs; the triple drilling rigs have depth ratings of 4,000 and 4,700 metres while the double drilling rigs have depth ratings of 3,000 and 3,500 metres. The acquisition also includes all drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs. The purchase price was paid by the issuance of 1,641,026 exchangeable shares in Trinidad Drilling Ltd. at a price of $7.80 per exchangeable share, and $19,200,000 in cash to Wilson. Each exchangeable share is initially exchangeable, without the payment of any consideration, into one trust unit of Trinidad Energy Services Income Trust (the "Exchange Ratio") at any time prior to July 27, 2009. The exchangeable shares do not receive cash distributions; however, the Exchange Ratio will automatically be increased, in accordance with a pre-determined formula, to account for distributions made by the Trust, including the distribution to be made to unitholders of record on July 30, 2004, subsequent to closing and prior to the exchange of such exchangeable shares.

Rig Valuation

The four rigs were acquired from Wilson at a cost of $30.0 million, or $7.5 million per rig. The acquisition cost reflects incremental inventory of $2.0 million dollars. Trinidad has always engaged independent third parties to ensure that the appraised value of any rigs being acquired support the purchase price. The Wilson rigs have an approximate fair market value of $32.0 million.

Trust Unit Financing

Concurrently with the closing of the acquisition of Wilson's assets, Trinidad closed its previously announced equity financing of 3,298,707 trust units at a price of $7.80 per trust unit for total gross proceeds of$25,729,915. The offering was completed by a syndicate of underwriters led by Raymond James Ltd. and including CIBC World Markets Inc., TD Securities Ltd., Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc., Dundee Securities Corporation and FirstEnergy Capital Corp.

Distribution Increase

The Trust is pleased to confirm a distribution increase to $0.06 per trust unit per month ($0.72 per trust unit per annum), effective for the unitholders of record on July 30, 2004.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. After closing the Wilson acquisition and the completion of two rigs under construction Trinidad will have 37 drilling rigs ranging in depths from 1,000 – 5,500 metres. In addition to its drilling rigs, Trinidad has 8 service rigs that have been completely retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the oil and gas service company industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265-6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: TUESDAY, JULY 27, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST CONFIRMS DISTRIBUTION INCREASE, CLOSES WILSON ACQUISITION AND $26.0 MILLION FINANCING

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce the following:

Acquisition Closing

Trinidad announces the closing of its previously announced acquisition of substantially all of the assets of Wilson Drilling Ltd. ("Wilson"). Such assets include two triple drilling rigs and two heavy double drilling rigs; the triple drilling rigs have depth ratings of 4,000 and 4,700 metres while the double drilling rigs have depth ratings of 3,000 and 3,500 metres. The acquisition also includes all drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs. The purchase price was paid by the issuance of 1,641,026 exchangeable shares in Trinidad Drilling Ltd. at a price of $7.80 per exchangeable share, and $19,200,000 in cash to Wilson. Each exchangeable share is initially exchangeable, without the payment of any consideration, into one trust unit of Trinidad Energy Services Income Trust (the "Exchange Ratio") at any time prior to July 27, 2009. The exchangeable shares do not receive cash distributions; however, the Exchange Ratio will automatically be increased, in accordance with a pre-determined formula, to account for distributions made by the Trust, including the distribution to be made to unitholders of record on July 30, 2004, subsequent to closing and prior to the exchange of such exchangeable shares.

Rig Valuation

The four rigs were acquired from Wilson at a cost of $30.0 million, or $7.5 million per rig. The acquisition cost reflects incremental inventory of $2.0 million dollars. Trinidad has always engaged independent third parties to ensure that the appraised value of any rigs being acquired support the purchase price. The Wilson rigs have an approximate fair market value of $32.0 million.

Trust Unit Financing

Concurrently with the closing of the acquisition of Wilson's assets, Trinidad closed its previously announced equity financing of 3,298,707 trust units at a price of $7.80 per trust unit for total gross proceeds of$25,729,915. The offering was completed by a syndicate of underwriters led by Raymond James Ltd. and including CIBC World Markets Inc., TD Securities Ltd., Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc., Dundee Securities Corporation and FirstEnergy Capital Corp.

Distribution Increase

The Trust is pleased to confirm a distribution increase to $0.06 per trust unit per month ($0.72 per trust unit per annum), effective for the unitholders of record on July 30, 2004.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. After closing the Wilson acquisition and the completion of two rigs under construction Trinidad will have 37 drilling rigs ranging in depths from 1,000 – 5,500 metres. In addition to its drilling rigs, Trinidad has 8 service rigs that have been completely retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the oil and gas service company industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265-6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Trinidad Energy Services Income Trust (the "Trust")
600, 540 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6

2. Date of Material Change:

July 27, 2004

3. Press Release:

Press release was issued on July 27, 2004.

4. Summary of Material Change:

On July 27, 2004, Trinidad Drilling Ltd. ("Trinidad") closed the previously announced Wilson Acquisition (as defined below) and the previously announced Offering (as defined below).

5. Full Description of Material Change:

On July 27, 2004, Trinidad closed the previously announced acquisition (the "Wilson Acquisition") of all or substantially all of the drilling assets of Wilson Drilling Ltd. ("Wilson"), a private Alberta corporation at arm's length to Trinidad and the Trust. The purchase price (the "Purchase Price") of $32,000,000 was paid to Wilson as to $19,200,000 in cash and the issuance of 1,641,026 exchangeable shares in the capital of Trinidad at a price of $7.80 per exchangeable share, exchangeable for trust units of the Trust ("Trust Units") at any time at the option of the holders for a period of five years following the closing of the Wilson Acquisition.

Also on July 27, 2004, the Trust closed the previously announced offering (the "Offering") of 3,298,707 Trust Units (which includes the exercise of the option of the underwriters of the Offering to purchase up to an additional 250,000 Trust Units as to 93,578 Trust Units) at a price of $7.80 per Trust Unit for gross proceeds of $ 25,729,914.60. The net proceeds of the Offering were used to subscribe for additional unsecured, subordinated notes of Trinidad, which subscription funds were then used to finance the Wilson Acquisition, with the balance to be used to reduce Trinidad's indebtedness under its loan agreement with one of its lenders.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

No information has been omitted.

8. Executive Officer:

Brent J. Conway, Chief Financial Officer of Trinidad Drilling Ltd., may be reached at (403) 265-6525.

9. Date of report:

August 4, 2004

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: Wednesday August 11, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES SECOND QUARTER RESULTS – JUNE 30, 2004

MESSAGE TO UNITHOLDERS

Management's Discussion and Analysis

This Management's Discussion and Analysis has been prepared taking into consideration information available to August 11, 2004 and should be read in conjunction with the attached unaudited interim consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust"). This report contains certain forward-looking statements that involved a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.

Overview

Activity levels during the second quarter were significantly impacted by the wet spring conditions which we experienced throughout western Canada. These conditions caused many projects to be delayed into the latter part of the quarter or even into the third quarter as operating conditions were too poor to move many of the rigs. Trinidad had several rigs staged and waiting for dry weather conditions throughout a good portion of the second quarter. As part of our preventative maintenance program we monitor all of our equipment based on hours or on operating days and use the lower activity levels in the spring to perform much of the required annual maintenance. During the second quarter Trinidad made a significant investment in our rigs in terms of upgrades and re-certifications. Our goal is to maximize operational performance and limit down time for our customers. During the second quarter we increased the depth capacity of two existing rigs from 2,800 to 3,200 metres in response to customer request and successfully signed them to long term contracts. We spent additional capital on increased pumping capacity, generators, and upgrading drawworks. In response to customer commitments, Trinidad also began the construction of two additional heavy telescopic doubles capable of drilling up to 3,600 metres to be delivered in the fall of 2004. On the well servicing side we ordered two new rigs as replacements for older equipment to improve the operating performance of the fleet and add depth capacity. Trinidad's well servicing division is pursuing a strategy of expanding its well servicing capabilities by selective investment in assets that respond to market trends and provide for stronger margins and profitability.

Results from Operations

Trinidad's operating results for the second quarter of 2004 reflect the very wet spring break up activity levels which were experienced and an overall increase in drilling capacity as a result of the acquisitions and new construction which Trinidad completed in the last year. Industry rig utilization was unchanged from the prior year at 30%. Trinidad's utilization for the same period increased from 33% to 37% including the utilization from the acquisitions and new construction. On a combined basis Trinidad's rig fleet beat the industry rig utilization by 23% in the second quarter of 2004.

Revenues for the second quarter of 2004 increased to $17,118,011 as compared to $6,539,505 in 2003. EBITDA increased in the second quarter to $1,692,900 from $72,567 in 2003. EBITDA before unit based compensation increased in the second quarter to $1,388,900 ($.04 per unit) from $427,567 ($.03 per unit) in 2003. The increased revenue and EBITDA are a result of the additional rigs which have been acquired

and the new construction program which were not part of Trinidad's operations for the second quarter of 2003.

Cashflow and Earnings

Net income before unit based compensation in the second quarter of 2004 was $25,502 ($.00 per unit) as compared to a loss of $(308,049) ($(.02) per unit) for the same period in 2003. Net income increased to $329,502 ($.01per unit) as compared to a loss of $(663,049) ($(.04) per unit) in 2003.

Cashflow from operations before changes in non-cash working capital for the second quarter was $637,469 ($.02 per unit) as compared to $(71,868) ($(.01) per unit) for the second quarter of 2003.

Operating and G&A Expenses

Operating costs for the second quarter were $13,165,609 as compared to $5,202,771 in the same quarter of 2003. The increase in operating costs is directly related to the increase in revenues caused by the increase in overall fleet size. As a percentage of revenue, direct operating costs were lower in the second quarter of 2004 and operating margins grew slightly from 20% to 23%. General and administrative expenses for the second quarter of 2004 were $2,563,502 as compared to $909,167 for the same period in 2003. The increase in general and administrative expenses relates to the significant capacity added during 2003. As a percentage of revenue, general and administrative expenses for the first six months have remained at approximately 9%.

Income Taxes

Trinidad's current tax provision for the second quarter consists of $51,349 relating to current capital taxes owing as compared to capital taxes of $33,503 for 2003. Future income taxes for the second quarter of 2004 were a recovery of $(1,763,251) as compared to a future income tax recovery of $(429,595) for the second quarter of 2003. Increased capital taxes are a direct result of Trinidad's increased capital base. Future taxes have decreased in the second quarter due to the significant expenses related to re-certifications which allowed Trinidad to reduce its capital cost allowance claim.

Investment

Trinidad's investment in capital assets for the second quarter was $13,968,715 including $7,575,461 in construction expenditures for the two new rigs which began construction in the second quarter. Trinidad's capital investment is focused on responding to customer driven demand and capitalizing on market fundamentals and trends. During the second quarter, Trinidad started the construction of two new 3,600 metre heavy double telescopic drilling rigs under contract for its existing customers and announced the acquisition of substantially all the assets of Wilson Drilling. The Wilson assets are four heavy capacity drilling rigs with depth capacities of 3,000 to 4,700 metres. The acquisition closed on July 27, 2004 concurrently with a $25.0 million bought deal financing. The new rig construction and the acquisitions of the Wilson rigs are being pursued in response to additional customer requests for incremental deep drilling capacity and the positive response to the operational performance of the rigs which were built and delivered in January. Trinidad's acquisition and the new construction program have been pursued as part of Trinidad's focused investment strategy. The investment strategy is designed to respond to market opportunities and customer driven investment focused on return on capital.

Liquidity and Resources

Trinidad's current capital requirements for 2004 will be financed with current working capital and the use of the Trust's existing debt facility. In the second quarter, Trinidad's net debt position increased to $37.0 million as compared to $25.9 million in the second quarter of 2003. The increase in net debt is a result of the capitalization of Trinidad's acquisitions using the Trust's debt facility.

Trinidad, as part of the trust conversion process, renegotiated its banking facility to a non-reducing revolving line. The terms of the facility call for Trinidad to make interest payments only on the outstanding debt. This facility was put in place to allow Trinidad the financial flexibility to make capital investments and to pursue its growth strategy. Future capital requirements will be financed by operational cashflow with excess cash allocated between cash distributions, debt reduction, or acquisitions based on opportunities and market conditions.

Distributions

During the three months ended June 30, 2004 Trinidad generated funds flow from operations of $637,469 ($.02 per unit). Cash distributions were set at $.54 per year ($.045 per month) in January 2004 and were increased in March 2004 to $.66 per year ($.055 per month). Distributions were increased again to $.72 per year ($.06 per month) per year for unitholders of record on July 30, 2004. The distributions paid to unitholders during the first six months represent a payout ratio of 80% of the cashflow available for distribution. The difference between the cash available for distribution and the actual distribution was $.07 per unit. This amount is retained in the company for growth capital expenditures, debt repayment, or incremental distributions. This is further summarized in the table below:

	Jan 1 – Jun 30 2004	**%**
Cash available for distribution per unit	$.36	100%
Actual distribution	$.29	80%
Cash available for growth capital expenditures, debt repayment or incremental distributions	$.07	20%

Risk Factors and Risk Management

The demand, prices and terms for most of our services depend upon the level of activity in the Canadian oil and gas industry. The industry, in turn, depends upon many cyclical factors such as:

- oil and gas prices, including expectations about future prices
- costs of exploring for, producing and delivering oil and gas
- expected rates of decline in current production
- discovery of new oil and gas reserves
- availability of financing
- availability of transportation capacity such as pipelines
- worldwide, North American and Canadian weather conditions

Our operations are also subject to hazards inherent in the oil and gas industry. These include explosions, fires and spills that may cause personal injury or loss of life; damage to or destruction of property, equipment, reservoirs and the environment; as well as interruptions to the operations and claims for lost production or damages.

We manage these risks with a five-pronged approach:

- client satisfaction and relationship building
- adopting and implementing technology
- creation of economic efficiencies
- emphasizing growth and diversification
- environmental, health and safety policies and reporting

Outlook

Drilling activity for the remainder of 2004 is expected to remain strong. The wet spring conditions which occurred in the second quarter have put increased pressure on Oil and Gas producers to complete their summer drilling programs. The result is that drilling rig activity is likely to be strong in the third quarter and into the winter drilling season. Industry conditions such as continued high commodity pricing and decline rates have created favourable market conditions for drilling activity. Oil and gas producers have increased their programs and drilling activity attempting to increase production and re-invest cashflow. Summer drilling programs for the majority of Trinidad's customers are significant and day rates have improved from where they were in the prior year. The CAODC has forecasted well count for 2004 at approximately 18,300 wells to be drilled in western Canada. Trinidad has responded to these market conditions by acquiring additional rigs and making capital investments focused on return on capital. Trinidad is well positioned to perform in these strong market conditions with modern, adaptable rigs which have a proven operational history. As an income trust Trinidad will use its market position to increase return for its unitholders.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. After construction of Trinidad's two new drilling rigs the Trust will have a total of 37 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

"signed" Michael E. Heier
Chairman of the Board
Chief Executive Officer

"signed" Brent J. Conway
Chief Financial Officer

For further information please contact:

Michael Heier, Chairman & CEO or
Brent Conway, Chief Financial Officer
at Phone: 403.265.6525
Fax: 403.265.4168
E-mail: twood@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FINANCIAL HIGHLIGHTS – Three Months

	Three months ended June 30, 2004 $	Three months ended June 30, 2003 $	**Six months ended June 30, 2004 $**	Six months ended June 30, 2003 $
Revenue	**17,118,011**	6,539,505	**49,337,578**	20,416,314
Gross margin	**3,952,402**	1,336,734	**18,107,779**	6,398,574
EBITDA [(1)]	**1,692,900**	72,567	**11,215,248**	4,172,329
Per unit (diluted)	**.05**	.01	**.34**	.32
EBITDA before unit based compensation	**1,388,900**	427,567	**13,468,248**	4,527,329
Per unit (diluted)	**.04**	.03	**.41**	.34
Funds flow from operations [(2)]	**637,469**	(71,868)	**11,836,211**	3,680,261
Per unit (diluted)	**.02**	(.01)	**.36**	.28
Net income before unit based compensation	**25,502**	(308,049)	**6,581,958**	1,764,725
Per unit (diluted)	**(.00)**	(.02)	**.20**	.13
Net income	**329,502**	(663,049)	**4,328,958**	1,409,724
Per unit (diluted)	**.01**	(.04)	**.13**	.11
Units outstanding (weighted average)	**35,443,270**	14,976,887	**32,705,835**	13,177,388
Units outstanding	**35,505,688**	15,374,891	**35,505,688**	15,374,891

OPERATING HIGHLIGHTS

Operating days – drilling	**1,052**	455	**2,920**	1,345
Rate per drilling days	**15,312**	11,261	**16,050**	12,907
Utilization rate – drilling	**37%**	33%	**62%**	59%
CAODC industry average	**30%**	30%	**52%**	51%
Drilling rigs operating	**31**	15	**31**	15
Utilization rate for service rigs	**48%**	57%	**53%**	64%
Service rigs operating	**7**	8	**7**	8

(1) EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, the Trust does compute EBITDA on a consistent basis for each reporting period.

(2) Funds flow from operations is operating cash flow before net changes in non-cash operating working capital. Readers are cautioned that funds flow from operations does not have a standardized meaning prescribed by GAAP; however, the Trust does compute funds flow from operations on a consistent basis for each reporting period.

CONSOLIDATED BALANCE SHEETS

	June 30, 2004 (Unaudited) $	December 31, 2003 $
Assets		
Current assets		
Cash	-	4,894,110
Accounts receivable	**17,711,035**	21,308,022
Prepaid expenses	**1,169,696**	69,198
	18,880,731	26,271,330
Goodwill	**6,192,000**	-
Deposit on capital assets	**7,575,461**	10,869,167
Capital assets	**163,201,011**	102,917,660
Deferred finance costs	**770,456**	882,836
	196,619,659	140,940,993
Liabilities		
Current liabilities		
Bank overdraft	**314,253**	-
Accounts payable	**11,360,302**	8,797,365
Accrued trust distributions	**1,779,116**	1,257,745
Current portion of long term debt	**10,598,507**	7,081,819
	24,052,178	17,136,929
Long term debt	**31,837,106**	35,127,703
Future income taxes	**11,093,680**	5,048,467
	66,982,964	57,313,099
Unitholders equity		
Unitholders capital (note 4)	**110,938,062**	79,093,121
Exchangeable Shares	**18,000,000**	
Contributed surplus	**4,702,000**	3,242,000
Accumulated trust distributions (note 6)	**(18,531,423)**	(8,906,325)
Accumulated earnings	**14,528,056**	10,199,098
	129,636,695	83,627,894
	196,619,659	140,940,993

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS (Unaudited)

	Three months ended June 30, 2004 $	Three months ended June 30, 2003 $	**Six months ended June 30, 2004 $**	Six months ended June 30, 2003 $
Revenue				
Operating	**17,118,011**	6,539,505	**49,337,578**	20,416,314
Expenses				
Operating	**13,165,609**	5,202,771	**31,229,798**	14,017,740
General and administrative	**2,563,502**	909,167	**4,639,532**	1,871,245
Unit based compensation	**(304,000)**	355,000	**2,253,000**	355,000
Depreciation and amortization	**2,375,218**	665,776	**5,401,038**	1,627,777
Interest	**700,082**	465,932	**1,420,106**	777,870
Income (loss) before income taxes	**(1,382,400)**	(1,059,141)	**4,394,104**	1,766,682
Income taxes				
Current	**51,349**	33,503	**211,931**	69,198
Future taxes	**(1,763,251)**	(429,595)	**(146,785)**	287,760
Net income (loss)	**329,502**	(663,049)	**4,328,958**	1,409,724
Accumulated earnings - beginning of period	**14,198,554**	7,673,059	**10,199,098**	5,600,286
Accumulated earnings - end of period	**14,528,056**	7,010,010	**14,528,056**	7,010,010
Earnings per unit				
Basic	**.01**	(.04)	**.14**	.11
Diluted	**.01**	(.04)	**.13**	.11

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three months ended June 30, 2004 $	Three months ended June 30, 2003 $	**Six months ended June 30, 2004 $**	Six months ended June 30, 2003 $
Cash provided by (used in)				
Operating activities				
Net income for the period	**329,502**	(663,049)	**4,328,958**	1,409,724
Items not affecting cash				
Depreciation and amortization	**2,375,218**	665,776	**5,401,038**	1,627,777
Unit based compensation	**(304,000)**	355,000	**2,253,000**	355,000
Future income taxes	**(1,763,251)**	(429,595)	**(146,785)**	287,760
Funds flow from operations	**637,469**	(71,868)	**11,836,211**	3,680,261
Net change in non-cash operating working capital	**12,101,173**	5,091,654	**3,151,582**	(573,318)
	12,738,642	5,019,786	**14,987,793**	3,106,943
Investing activities				
(Increase) decrease in deposits on capital assets	**(7,575,461)**	-	**3,293,706**	-
Acquisition of Arrow	**-**	-	**(44,670,448)**	-
Acquisition of Saturn	**-**	(16,380,772)	**-**	(16,380,772)
Increase in capital assets	**(6,393,254)**	(2,811,505)	**(20,985,021)**	(3,234,930)
Proceeds from dispositions	**48,313**		**83,462**	-
Change in non-cash working capital item – accounts payable	**632,967**	-	**1,907,845**	-
	(13,287,435)	(19,192,277)	**(60,370,456)**	(19,615,702)
Financing activities				
Decrease in line of credit	**-**	(1,366,097)	**-**	(65,129)
Increase in long term debt – net	**240,881**	7,975,543	**226,091**	9,218,923
Net proceeds from unit issues	**208,994**	11,170,851	**49,051,935**	11,273,738
Trust unit distribution	**(5,333,270)**	(1,237,059)	**(9,625,097)**	(2,111,151)
Change in accrued distributions	**3,643**	-	**521,371**	-
	(4,879,752)	16,543,238	**40,174,300**	18,316,381
(Decrease) increase in cash for the period	**(5,428,545)**	2,370,747	**(5,208,363)**	1,807,622
Cash - beginning of period	**5,114,292**	7,581	**4,894,110**	570,706
Cash - end of period	**(314,253)**	2,378,328	**(314,253)**	2,378,328

Notes to the consolidated financial statements

1. **Accounting policies**

These consolidated interim financial statements follow the same accounting policies and methods as the December 31, 2003 annual financial statements. These interim financial statements should be read in conjunction with the annual financial statements. The 2003 comparatives have been restated to retroactively show the impact of unit based compensation expense that was a change in accounting policy for the December 31, 2003 year end statements.

2. **Seasonality**

Trinidad Energy Services Income Trust is an oil and gas well drilling and service rig company operating in Western Canada. The Corporation's operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

3. **Acquisition of Assets of Arrow Drilling**

On March 15, 2004 Trinidad Drilling purchased substantially all the assets of Arrow Drilling for $44.4 million. The Trust issued 4,096,154 units at $7.80 per unit for gross issue proceeds of $32.0 million. The Trust issued 2,307,692 exchangeable shares at $7.80 per share to the shareholders of Arrow.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares are a new series of exchangeable shares which are not publicly traded and have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

Capital assets	$44,438,000
Goodwill	6,192,000
Future income taxes	(6,192,000)
Total purchase price	$44,438,000
Financed as follows:	
New equity raised net of issue costs	$26,438,000
Exchangeable shares	18,000,000
	$44,438,000

4. **Unitholders Capital**

Authorized
Unlimited number of trust units, voting, participating.
Unit capital issued and outstanding

	June 30, 2004		December 31, 2003	
	Number of Units	Amount $	Number of Units	Amount $
Unitholders capital - opening balance	27,949,881	79,093,121	10,558,474	18,874,467
Trust units issued - Arrow purchase	4,096,154	30,305,001	-	-
Trust units issued - Saturn purchase	-	-	4,615,385	10,860,230
Trust units issued - Bear purchase	-	-	7,222,222	24,453,966
Trust units issued for cash	-	-	5,050,506	23,702,034
Trust units issued for options and rights exercised	301,528	746,940	503,294	1,202,424

Contributed surplus transferred on exercised options and rights	-	793,000	-	-
Unitholders capital – ending balance	32,347,563	110,938,062	27,949,881	79,093,121

Authorized
Unlimited number of exchangeable shares, voting, participating.
Share capital issued and outstanding

	June 30, 2004		December 31, 2003	
	Number of Shares	**Amount $**	**Number of Shares**	**Amount $**
Exchangeable shares – opening balance	-	-	-	-
Exchangeable shares issued – Arrow purchase	2,307,692	18,000,000		
Exchangeable shares – ending balance	2,307,692	18,000,000	-	-

The exchange ratio is 1.02130 and the trust units issuable upon conversion are 2,356,853.

The per trust unit amounts for the quarter and the six month period were calculated based on the weighted average number of units outstanding of 34,614,307 and 31,855,402 respectively (2003 – 14,976,887 and 13,177,388). In the quarter, the calculated additional diluted units are 828,963 and 850,433 respectively (2003 – 398,004) due to dilutive impact of employee and directors rights and options.

For options granted in 2002, the Trust has elected to disclose pro forma results as if the amended accounting standard had been applied retroactively. On May 24, 2002, the Trust issued 172,000 options under the Unit Option Plan at an exercise price of $1.58. The Trust recognized no compensation expense in respect of options granted under its Unit Option Plan. The estimated fair value of these options, computed using the Black-Scholes option model, was approximately $120,000. If the Trust applied the fair value method of accounting for stock-based compensation, the estimated fair value of $120,000 would be recognized as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the quarter ended June 30, 2004 would be to decrease net income by $10,000 (June 30, 2003 - $10,000). There would be no effect on the basic and diluted earnings per trust unit.

In estimating the fair value of these options the Trust has used an assumed interest rate of 4.5%, a term to maturity of five years and a volatility of 49%. The Trust unit price was based on the closing monthly share/unit price since Trinidad Drilling Ltd's IPO. Because the options were granted prior to the Arrangement, it was assumed that no dividends would be paid.

5. Unit-based compensation plan

The Trust elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted, compensation expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Previously, the Trust accounted for compensation expense based on the intrinsic value of the rights at the grant date.

As a result of adopting this amended standard, net income for the six months ended June 30, 2004 decreased by $2,253,000 (June 30, 2003 - $355,000)and contributed surplus increased by $1,460,000 and unitholders capital increased by $793,000.

6. Reconciliation of cash available for distribution and accumulated cash distributions

	Six months ended June 30, 2004	Six months ended June 30, 2003
Funds flow before change in non-cash working capital	$11,836,211	$3,680,261
Cash distributions paid and declared	9,625,097	2,111,151
Funds retained for growth capital expenditures, debt repayment and future distributions	2,211,114	1,569,110
Accumulated cash distributions – beginning of period	8,906,325	554,320
Cash distributions	7,845,982	2,111,151
Distributions declared and payable	1,779,116	-
Accumulated cash distributions - end of period	$18,531,423	$2,665,471

7. Subsequent Event

On July 27, 2004 Trinidad Drilling purchased substantially all the assets of Wilson Drilling for $32.0 million. The Trust issued 3,205,129 units at $7.80 per unit for gross issue proceeds of $25.0 million. The Trust issued 1,641,026 exchangeable shares at $7.80 per share to the shareholders of Wilson.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

Capital assets	$32,000,000
Goodwill	3,614 ,000
Future income taxes	(3,614 ,000)
Total purchase price	$32,000,000
Financed as follows:	
New equity raised net of issue costs	$19,200,000
Exchangeable shares	12,800,000
	$32,000,000

8. Comparative balances

Certain comparative numbers have been reclassified to conform to this year's presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis has been prepared taking into consideration information available to August 11, 2004 and should be read in conjunction with the attached unaudited interim consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust"). This report contains certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.

OVERVIEW

Activity levels during the second quarter were significantly impacted by the wet spring conditions which we experienced throughout western Canada. These conditions caused many projects to be delayed into the latter part of the quarter or even into the third quarter as operating conditions were too poor to move many of the rigs. Trinidad had several rigs staged and waiting for dry weather conditions throughout a good portion of the second quarter. During the second quarter Trinidad made a significant investment in our rigs in terms of upgrades and re-certifications. As part of our preventative maintenance program we monitor all of our equipment based on hours or on operating days and use the lower activity levels in the spring to perform much of the required annual maintenance. Our goal is to maximize operational performance and limit down time for our customers. During the second quarter we increased the depth capacity of two existing rigs from 2,800 to 3,200 metres in response to customer requests and successfully signed them to long term contracts. We spent additional capital on increased pumping capacity, generators, and upgrading drawworks. In response to customer commitments, Trinidad also began the construction of two more heavy telescopic doubles capable of drilling up to 3,600 metres to be delivered in the fall of 2004. On the well servicing side we ordered two new rigs as replacements for older equipment to improve the operating performance of the fleet and add depth capacity. Trinidad's well servicing division is pursuing a strategy of expanding its well servicing capabilities by selective investment in assets that respond to market trends and provide for stronger margins and profitability.

RESULTS FROM OPERATIONS

Trinidad's operating results for the second quarter of 2004 reflect the very wet spring break up activity levels which were experienced and an overall increase in drilling capacity as a result of the acquisitions and new construction which Trinidad completed in the last year. Industry rig utilization was unchanged from the prior year at 30%. Trinidad's utilization for the same period increased from 33% to 37% including the utilization from the acquisitions and new construction. On a combined basis Trinidad's rig fleet beat the industry rig utilization by 23% in the second quarter of 2004.

Revenues for the second quarter of 2004 increased to $17,118,011 as compared to $6,539,505 in 2003. EBITDA increased in the second quarter to $1,692,900 from $72,567 in 2003. EBITDA before unit based compensation increased in the second quarter to $1,388,900 ($.04 per unit) from $427,567 ($.03 per unit) in 2003. The increased revenue and EBITDA are a result of the additional rigs which have been acquired and the new construction program which were not part of Trinidad's operations for the second quarter of 2003.

CASHFLOW AND EARNINGS

Net income before unit based compensation in the second quarter of 2004 was $25,502 ($.00 per unit) as compared to a loss of $(308,049) ($(.02) per unit) for the same period in 2003. Net income increased to $329,502 ($.01per unit) as compared to a loss of $(663,049) ($(.04) per unit) in 2003.

Cashflow from operations before changes in non-cash working capital for the second quarter was $637,469 ($.02 per unit) as compared to $(71,868) ($(.01) per unit) for the second quarter of 2003.

OPERATING AND G&A EXPENSES

Operating costs for the second quarter were $13,165,609 as compared to $5,202,771 in the same quarter of 2003. The increase in operating costs is directly related to the increase in revenues caused by the increase in overall fleet size. As a percentage of revenue, direct operating costs were lower in the second quarter of 2004 and operating margins grew slightly from 20% to 23%. General and administrative expenses for the second quarter of 2004 were $2,563,502 as compared to $909,167 for the same period in 2003. The increase in general and administrative expenses relates to the significant capacity added during 2003. As a percentage of revenue, general and administrative expenses for the first six months have remained at approximately 9%.

INCOME TAXES

Trinidad's current tax provision for the second quarter consists of $51,349 relating to current capital taxes owing as compared to capital taxes of $33,503 for 2003. Future income taxes for the second quarter of 2004 were a recovery of $(1,763,251) as compared to a future income tax recovery of $(429,595) for the second quarter of 2003. Increased capital taxes are a direct result of Trinidad's increased capital base. Future taxes have decreased in the second quarter due to the significant expenses related to re-certifications which allowed Trinidad to reduce its capital cost allowance claim.

INVESTMENT

Trinidad's investment in capital assets for the second quarter was $13,968,715 including $7,575,461 in construction expenditures for the two new rigs which began construction in the second quarter. Trinidad's capital investment is focused on responding to customer driven demand and capitalizing on market fundamentals and trends. During the second quarter, Trinidad started the construction of two new 3,600 metre heavy double telescopic drilling rigs under contract for its existing customers and announced the acquisition of substantially all the assets of Wilson Drilling. The Wilson assets are four heavy capacity drilling rigs with depth capacities of 3,000 to 4,700 metres. The acquisition closed on July 27, 2004 concurrently with a $25.0 million bought deal financing. The new rig construction and the acquisitions of the Wilson rigs are being pursued in response to additional customer requests for incremental deep drilling capacity and the positive response to the operational performance of the rigs which were built and delivered in January. Trinidad's acquisition and the new construction program have been pursued as part of Trinidad's focused investment strategy. The investment strategy is designed to respond to market opportunities and customer driven investment focused on return on capital.

LIQUIDITY AND RESOURCES

Trinidad's current capital requirements for 2004 will be financed with current working capital and the use of the Trust's existing debt facility. In the second quarter, Trinidad's net debt position increased to $37.0 million as compared to $25.9 million in the second quarter of 2003. The increase in net debt is a result of the capitalization of Trinidad's acquisitions using the Trust's debt facility.

Trinidad, as part of the trust conversion process, renegotiated its banking facility to a non-reducing revolving line. The terms of the facility call for Trinidad to make interest payments only on the outstanding debt. This facility was put in place to allow Trinidad the financial flexibility to make capital investments and to pursue its growth strategy. Future capital requirements will be financed by operational cashflow with excess cash allocated between cash distributions, debt reduction, or acquisitions based on opportunities and market conditions.

DISTRIBUTIONS

During the three months ended June 30, 2004 Trinidad generated funds flow from operations of $637,469 ($.02 per unit). Cash distributions were set at $.54 per year ($.045 per month) in January 2004 and were increased in March 2004 to $.66 per year ($.055 per month). Distributions were increased again to $.72 per year ($.06 per month) per year for unitholders of record on July 30, 2004. The distributions paid to unitholders during the first six months represent a payout ratio of 80% of the cashflow available for distribution. The difference between the cash available for distribution and the actual distribution was $.07 per unit. This amount is retained in the company for growth capital expenditures, debt repayment, or incremental distributions. This is further summarized in the table below:

	January 1 – June 30 2004	%
Cash available for distribution per unit	$.36	100%
Actual distribution	$.29	80%
Cash available for growth capital expenditures, debt repayment or incremental distributions	$.07	20%

RISK FACTORS AND RISK MANAGEMENT

The demand, prices and terms for most of our services depends upon the level of activity in the Canadian oil and gas industry. The industry, in turn, depends upon many cyclical factors such as:

- oil and gas prices, including expectations about future prices
- costs of exploring for, producing and delivering oil and gas
- expected rates of decline in current production
- discovery of new oil and gas reserves
- availability of financing
- availability of transportation capacity such as pipelines
- worldwide, North American and Canadian weather conditions

Our operations are also subject to hazards inherent in the oil and gas industry. These include explosions, fires and spills that may cause personal injury or loss of life; damage to or destruction of property, equipment, reservoirs and the environment; as well as interruptions to the operations and claims for lost production or damages.

We manage these risks with a five-pronged approach:

- client satisfaction and relationship building
- adopting and implementing technology
- creation of economic efficiencies
- emphasizing growth and diversification
- environmental, health and safety policies and reporting

OUTLOOK

Drilling activity for the remainder of 2004 is expected to remain strong. The wet spring conditions which occurred in the second quarter have put increased pressure on oil and gas producers to complete their summer drilling programs. The result is that drilling rig activity is likely to be strong in the third quarter and into the winter drilling season. Industry conditions such as continued high commodity pricing and decline rates have created favourable market conditions for drilling activity. Oil and gas producers have increased their programs and drilling activity attempting to increase production and re-invest cashflow. Summer drilling programs for the majority of Trinidad's customers are significant and day rates have improved from where they were in the prior year. The CAODC has forecasted well count for 2004 at approximately 18,300 wells to be drilled in western Canada. Trinidad has responded to these market conditions by acquiring additional rigs and making capital investments focused on return on capital. Trinidad is well positioned to perform in these strong market conditions with modern, adaptable rigs which have a proven operational history. As an income trust Trinidad will use its market position to increase return for its unitholders.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. After construction of Trinidad's two new drilling rigs the Trust will have a total of 37 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.





Michael E. Heier
Chairman of the Board
Chief Executive Officer

Brent J. Conway
Chief Financial Officer

For further information please contact:

Michael Heier, Chairman or Brent Conway, Chief Financial Officer at:
Phone: 403.265.6525 Fax: 403.265.4168
E-mail: twood@trinidaddrilling.com



2004 SECOND QUARTER REPORT

for the period ended June 30, 2004

TRINIDAD

ENERGY SERVICES INCOME TRUST

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis has been prepared taking into consideration information available to August 11, 2004 and should be read in conjunction with the attached unaudited interim consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust"). This report contains certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.

OVERVIEW

Activity levels during the second quarter were significantly impacted by the wet spring conditions which we experienced throughout western Canada. These conditions caused many projects to be delayed into the latter part of the quarter or even into the third quarter as operating conditions were too poor to move many of the rigs. Trinidad had several rigs staged and waiting for dry weather conditions throughout a good portion of the second quarter. During the second quarter Trinidad made a significant investment in our rigs in terms of upgrades and re-certifications. As part of our preventative maintenance program we monitor all of our equipment based on hours or on operating days and use the lower activity levels in the spring to perform much of the required annual maintenance. Our goal is to maximize operational performance and limit down time for our customers. During the second quarter we increased the depth capacity of two existing rigs from 2,800 to 3,200 metres in response to customer requests and successfully signed them to long term contracts. We spent additional capital on increased pumping capacity, generators, and upgrading drawworks. In response to customer commitments, Trinidad also began the construction of two more heavy telescopic doubles capable of drilling up to 3,600 metres to be delivered in the fall of 2004. On the well servicing side we ordered two new rigs as replacements for older equipment to improve the operating performance of the fleet and add depth capacity. Trinidad's well servicing division is pursuing a strategy of expanding its well servicing capabilities by selective investment in assets that respond to market trends and provide for stronger margins and profitability.

RESULTS FROM OPERATIONS

Trinidad's operating results for the second quarter of 2004 reflect the very wet spring break up activity levels which were experienced and an overall increase in drilling capacity as a result of the acquisitions and new construction which Trinidad completed in the last year. Industry rig utilization was unchanged from the prior year at 30%. Trinidad's utilization for the same period increased from 33% to 37% including the utilization from the acquisitions and new construction. On a combined basis Trinidad's rig fleet beat the industry rig utilization by 23% in the second quarter of 2004.

Revenues for the second quarter of 2004 increased to $17,118,011 as compared to $6,539,505 in 2003. EBITDA increased in the second quarter to $1,692,900 from $72,567 in 2003. EBITDA before unit based compensation increased in the second quarter to $1,388,900 ($.04 per unit) from $427,567 ($.03 per unit) in 2003. The increased revenue and EBITDA are a result of the additional rigs which have been acquired and the new construction program which were not part of Trinidad's operations for the second quarter of 2003.

CASHFLOW AND EARNINGS

Net income before unit based compensation in the second quarter of 2004 was $25,502 ($.00 per unit) as compared to a loss of $(308,049) ($(.02) per unit) for the same period in 2003. Net income increased to $329,502 ($.01per unit) as compared to a loss of $(663,049) ($(.04) per unit) in 2003.

Cashflow from operations before changes in non-cash working capital for the second quarter was $637,469 ($.02 per unit) as compared to $(71,868) ($(.01) per unit) for the second quarter of 2003.

OPERATING AND G&A EXPENSES

Operating costs for the second quarter were $13,165,609 as compared to $5,202,771 in the same quarter of 2003. The increase in operating costs is directly related to the increase in revenues caused by the increase in overall fleet size. As a percentage of revenue, direct operating costs were lower in the second quarter of 2004 and operating margins grew slightly from 20% to 23%. General and administrative expenses for the second quarter of 2004 were $2,563,502 as compared to $909,167 for the same period in 2003. The increase in general and administrative expenses relates to the significant capacity added during 2003. As a percentage of revenue, general and administrative expenses for the first six months have remained at approximately 9%.

INCOME TAXES

Trinidad's current tax provision for the second quarter consists of $51,349 relating to current capital taxes owing as compared to capital taxes of $33,503 for 2003. Future income taxes for the second quarter of 2004 were a recovery of $(1,763,251) as compared to a future income tax recovery of $(429,595) for the second quarter of 2003. Increased capital taxes are a direct result of Trinidad's increased capital base. Future taxes have decreased in the second quarter due to the significant expenses related to re-certifications which allowed Trinidad to reduce its capital cost allowance claim.

INVESTMENT

Trinidad's investment in capital assets for the second quarter was $13,968,715 including $7,575,461 in construction expenditures for the two new rigs which began construction in the second quarter. Trinidad's capital investment is focused on responding to customer driven demand and capitalizing on market fundamentals and trends. During the second quarter, Trinidad started the construction of two new 3,600 metre heavy double telescopic drilling rigs under contract for its existing customers and announced the acquisition of substantially all the assets of Wilson Drilling. The Wilson assets are four heavy capacity drilling rigs with depth capacities of 3,000 to 4,700 metres. The acquisition closed on July 27, 2004 concurrently with a $25.0 million bought deal financing. The new rig construction and the acquisitions of the Wilson rigs are being pursued in response to additional customer requests for incremental deep drilling capacity and the positive response to the operational performance of the rigs which were built and delivered in January. Trinidad's acquisition and the new construction program have been pursued as part of Trinidad's focused investment strategy. The investment strategy is designed to respond to market opportunities and customer driven investment focused on return on capital.

LIQUIDITY AND RESOURCES

Trinidad's current capital requirements for 2004 will be financed with current working capital and the use of the Trust's existing debt facility. In the second quarter, Trinidad's net debt position increased to $37.0 million as compared to $25.9 million in the second quarter of 2003. The increase in net debt is a result of the capitalization of Trinidad's acquisitions using the Trust's debt facility.

Trinidad, as part of the trust conversion process, renegotiated its banking facility to a non-reducing revolving line. The terms of the facility call for Trinidad to make interest payments only on the outstanding debt. This facility was put in place to allow Trinidad the financial flexibility to make capital investments and to pursue its growth strategy. Future capital requirements will be financed by operational cashflow with excess cash allocated between cash distributions, debt reduction, or acquisitions based on opportunities and market conditions.

DISTRIBUTIONS

During the three months ended June 30, 2004 Trinidad generated funds flow from operations of $637,469 ($.02 per unit). Cash distributions were set at $.54 per year ($.045 per month) in January 2004 and were increased in March 2004 to $.66 per year ($.055 per month). Distributions were increased again to $.72 per year ($.06 per month) per year for unitholders of record on July 30, 2004. The distributions paid to unitholders during the first six months represent a payout ratio of 80% of the cashflow available for distribution. The difference between the cash available for distribution and the actual distribution was $.07 per unit. This amount is retained in the company for growth capital expenditures, debt repayment, or incremental distributions. This is further summarized in the table below:

	January 1 – June 30 2004	%
Cash available for distribution per unit	$.36	100%
Actual distribution	$.29	80%
Cash available for growth capital expenditures, debt repayment or incremental distributions	$.07	20%

RISK FACTORS AND RISK MANAGEMENT

The demand, prices and terms for most of our services depends upon the level of activity in the Canadian oil and gas industry. The industry, in turn, depends upon many cyclical factors such as:

- oil and gas prices, including expectations about future prices
- costs of exploring for, producing and delivering oil and gas
- expected rates of decline in current production
- discovery of new oil and gas reserves
- availability of financing
- availability of transportation capacity such as pipelines
- worldwide, North American and Canadian weather conditions

Our operations are also subject to hazards inherent in the oil and gas industry. These include explosions, fires and spills that may cause personal injury or loss of life; damage to or destruction of property, equipment, reservoirs and the environment; as well as interruptions to the operations and claims for lost production or damages.

We manage these risks with a five-pronged approach:

- client satisfaction and relationship building
- adopting and implementing technology
- creation of economic efficiencies
- emphasizing growth and diversification
- environmental, health and safety policies and reporting

OUTLOOK

Drilling activity for the remainder of 2004 is expected to remain strong. The wet spring conditions which occurred in the second quarter have put increased pressure on oil and gas producers to complete their summer drilling programs. The result is that drilling rig activity is likely to be strong in the third quarter and into the winter drilling season. Industry conditions such as continued high commodity pricing and decline rates have created favourable market conditions for drilling activity. Oil and gas producers have increased their programs and drilling activity attempting to increase production and re-invest cashflow. Summer drilling programs for the majority of Trinidad's customers are significant and day rates have improved from where they were in the prior year. The CAODC has forecasted well count for 2004 at approximately 18,300 wells to be drilled in western Canada. Trinidad has responded to these market conditions by acquiring additional rigs and making capital investments focused on return on capital. Trinidad is well positioned to perform in these strong market conditions with modern, adaptable rigs which have a proven operational history. As an income trust Trinidad will use its market position to increase return for its unitholders.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. After construction of Trinidad's two new drilling rigs the Trust will have a total of 37 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.





Michael E. Heier
Chairman of the Board
Chief Executive Officer

Brent J. Conway
Chief Financial Officer

For further information please contact:

Michael Heier, Chairman or Brent Conway, Chief Financial Officer at:
Phone: 403.265.6525 Fax: 403.265.4168
E-mail: twood@trinidaddrilling.com

FINANCIAL HIGHLIGHTS
THREE MONTHS

	Three months ended		Six months ended	
	June 30, 2004 $	June 30, 2003 $	**June 30, 2004 $**	June 30, 2003 $
Revenue	**17,118,011**	6,539,505	**49,337,578**	20,416,314
Gross margin	**3,952,402**	1,336,734	**18,107,779**	6,398,574
EBITDA (1)	**1,692,900**	72,567	**11,215,248**	4,172,329
Per unit (diluted)	**.05**	.01	**.34**	.32
EBITDA before unit based compensation	**1,388,900**	427,567	**13,468,248**	4,527,329
Per unit (diluted)	**.04**	.03	**.41**	.34
Funds flow from operations (2)	**637,469**	(71,868)	**11,836,211**	3,680,261
Per unit (diluted)	**.02**	(.01)	**.36**	.28
Net income before unit based compensation	**25,502**	(308,049)	**6,581,958**	1,764,725
Per unit (diluted)	**(.00)**	(.02)	**.20**	.13
Net income	**329,502**	(663,049)	**4,328,958**	1,409,724
Per unit (diluted)	**.01**	(.04)	**.13**	.11
Units outstanding (weighted average)	**35,443,270**	14,976,887	**32,705,835**	13,177,388
Units outstanding	**35,505,688**	15,374,891	**35,505,688**	15,374,891
OPERATING HIGHLIGHTS				
Operating days – drilling	**1,052**	455	**2,920**	1,345
Rate per drilling days	**15,312**	11,261	**16,050**	12,907
Utilization rate – drilling	**37%**	33%	**62%**	59%
CAODC industry average	**30%**	30%	**52%**	51%
Drilling rigs operating	**31**	15	**31**	15
Utilization rate for service rigs	**48%**	57%	**53%**	64%
Service rigs operating	**7**	8	**7**	8

(1) EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, the Trust does compute EBITDA on a consistent basis for each reporting period.

(2) Funds flow from operations is operating funds flow before net changes in non-cash operating working capital. Readers are cautioned that funds flow from operations does not have a standardized meaning prescribed by GAAP; however, the Trust does compute funds flow from operations on a consistent basis for each reporting period.

CONSOLIDATED
BALANCE SHEETS

	June 30, 2004 (Unaudited) $	December 31, 2003 $
ASSETS		
Current assets		
Cash	–	4,894,110
Accounts receivable	**17,711,035**	21,308,022
Prepaid expenses	**1,169,696**	69,198
	18,880,731	26,271,330
Goodwill	**6,192,000**	–
Deposit on capital assets	**7,575,461**	10,869,167
Capital assets	**163,201,011**	102,917,660
Deferred finance costs	**770,456**	882,836
	196,619,659	140,940,993
LIABILITIES		
Current liabilities		
Bank overdraft	**314,253**	–
Accounts payable	**11,360,302**	8,797,365
Accrued trust distributions	**1,779,116**	1,257,745
Current portion of long term debt	**10,598,507**	7,081,819
	24,052,178	17,136,929
Long term debt	**31,837,106**	35,127,703
Future income taxes	**11,093,680**	5,048,467
	66,982,964	57,313,099
UNITHOLDERS EQUITY		
Unitholders capital (note 4)	**110,938,062**	79,093,121
Exchangeable Shares	**18,000,000**	
Contributed surplus	**4,702,000**	3,242,000
Accumulated trust distributions (note 6)	**(18,531,423)**	(8,906,325)
Accumulated earnings	**14,528,056**	10,199,098
	129,636,695	83,627,894
	196,619,659	140,940,993

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS (UNAUDITED)

	Three months ended		Six months ended	
	June 30, 2004 $	June 30, 2003 $	**June 30, 2004 $**	June 30, 2003 $
REVENUE				
Operating	**17,118,011**	6,539,505	**49,337,578**	20,416,314
EXPENSES				
Operating	**13,165,609**	5,202,771	**31,229,798**	14,017,740
General and administrative	**2,563,502**	909,167	**4,639,532**	1,871,245
Unit based compensation	**(304,000)**	355,000	**2,253,000**	355,000
Depreciation and amortization	**2,375,218**	665,776	**5,401,038**	1,627,777
Interest	**700,082**	465,932	**1,420,106**	777,870
Income (loss) before income taxes	**(1,382,400)**	(1,059,141)	**4,394,104**	1,766,682
INCOME TAXES				
Current	**51,349**	33,503	**211,931**	69,198
Future taxes	**(1,763,251)**	(429,595)	**(146,785)**	287,760
NET INCOME (LOSS)	**329,502**	(663,049)	**4,328,958**	1,409,724
ACCUMULATED EARNINGS - beginning of period	**14,198,554**	7,673,059	**10,199,098**	5,600,286
ACCUMULATED EARNINGS - end of period	**14,528,056**	7,010,010	**14,528,056**	7,010,010
EARNINGS PER UNIT				
Basic	**.01**	(.04)	**.14**	.11
Diluted	**.01**	(.04)	**.13**	.11

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended		Six months ended	
	June 30, 2004 $	June 30, 2003 $	**June 30, 2004 $**	June 30, 2003 $
CASH PROVIDED BY (used in)				
OPERATING ACTIVITIES				
Net income for the period	**329,502**	(663,049)	**4,328,958**	1,409,724
Items not affecting cash				
Depreciation and amortization	**2,375,218**	665,776	**5,401,038**	1,627,777
Unit based compensation	**(304,000)**	355,000	**2,253,000**	355,000
Future income taxes	**(1,763,251)**	(429,595)	**(146,785)**	287,760
Funds flow from operations	**637,469**	(71,868)	**11,836,211**	3,680,261
Net change in non-cash operating working capital	**12,101,173**	5,091,654	**3,151,582**	(573,318)
	12,738,642	5,019,786	**14,987,793**	3,106,943
INVESTING ACTIVITIES				
(Increase) decrease in deposits on capital assets	**(7,575,461)**	–	**3,293,706**	–
Acquisition of Arrow	**–**	–	**(44,670,448)**	–
Acquisition of Saturn	**–**	(16,380,772)	**–**	(16,380,772)
Increase in capital assets	**(6,393,254)**	(2,811,505)	**(20,985,021)**	(3,234,930)
Proceeds from dispositions	**48,313**		**83,462**	–
Change in non-cash working capital item – accounts payable	**632,967**	–	**1,907,845**	–
	(13,287,435)	(19,192,277)	**(60,370,456)**	(19,615,702)
FINANCING ACTIVITIES				
Decrease in line of credit	**–**	(1,366,097)	**–**	(65,129)
Increase in long term debt – net	**240,881**	7,975,543	**226,091**	9,218,923
Net proceeds from unit issues	**208,994**	11,170,851	**49,051,935**	11,273,738
Trust unit distribution	**(5,333,270)**	(1,237,059)	**(9,625,097)**	(2,111,151)
Change in accrued distributions	**3,643**	–	**521,371**	–
	(4,879,752)	16,543,238	**40,174,300**	18,316,381
(Decrease) increase in cash for the period	**(5,428,545)**	2,370,747	**(5,208,363)**	1,807,622
Cash - beginning of period	**5,114,292**	7,581	**4,894,110**	570,706
Cash - end of period	**(314,253)**	2,378,328	**(314,253)**	2,378,328

1. ACCOUNTING POLICIES

These consolidated interim financial statements follow the same accounting policies and methods as the December 31, 2003 annual financial statements. These interim financial statements should be read in conjunction with the annual financial statements. The 2003 comparatives have been restated to retroactively show the impact of unit based compensation expense that was a change in accounting policy for the December 31, 2003 year end statements.

2. SEASONALITY

Trinidad Energy Services Income Trust is an oil and gas well drilling and service rig company operating in Western Canada. The Corporation's operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

3. ACQUISITION OF ASSETS OF ARROW DRILLING

On March 15, 2004 Trinidad Drilling purchased substantially all the assets of Arrow Drilling for $44.4 million. The Trust issued 4,096,154 units at $7.80 per unit for gross issue proceeds of $32.0 million. The Trust issued 2,307,692 exchangeable shares at $7.80 per share to the shareholders of Arrow.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

Capital assets	$44,438,000
Goodwill	6,192,000
Future income taxes	(6,192,000)
Total purchase price	$44,438,000
Financed as follows:	
New equity raised net of issue costs	$26,438,000
Exchangeable shares	18,000,000
	$44,438,000

4. UNITHOLDERS CAPITAL

Authorized
Unlimited number of trust units, voting, participating.
Unit capital issued and outstanding

	June 30, 2004		December 31, 2003	
	Number of Units	Amount $	Number of Units	Amount $
Unitholders capital - opening balance	27,949,881	79,093,121	10,558,474	18,874,467
Trust units issued - Arrow purchase	4,096,154	30,305,001	–	–
Trust units issued - Saturn purchase	–	–	4,615,385	10,860,230
Trust units issued - Bear purchase	–	–	7,222,222	24,453,966
Trust units issued for cash	–	–	5,050,506	23,702,034
Trust units issued for options and rights exercised	301,528	746,940	503,294	1,202,424
Contributed surplus transferred on exercised options and rights	–	793,000	–	–
Unitholders capital – ending balance	32,347,563	110,938,062	27,949,881	79,093,121

Authorized
Unlimited number of exchangeable shares, voting, participating.

	June 30, 2004		December 31, 2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Exchangeable shares - opening balance	–	–	–	–
Exchangeable shares issued – Arrow purchase	2,307,692	18,000,000		
Exchangeable shares - ending balance	2,307,692	18,000,000	–	–

The exchange ratio is 1.02130 and the trust units issuable upon conversion are 2,356,853.

The per trust unit amounts for the quarter and the six month period were calculated based on the weighted average number of units outstanding of 34,614,307 and 31,855,402 respectively (2003 – 14,976,887 and 13,177,388). In the quarter, the calculated additional diluted units are 828,963 and 850,433 respectively (2003 – 398,004) due to dilutive impact of employee and directors rights and options.

For options granted in 2002, the Trust has elected to disclose pro forma results as if the amended accounting standard had been applied retroactively. On May 24, 2002, the Trust issued 172,000 options under the Unit Option Plan at an exercise price of $1.58. The Trust recognized no compensation expense in respect of options granted under its Unit Option Plan. The estimated fair value of these options, computed using the Black-Scholes option model, was approximately $120,000. If the Trust applied the fair value method of accounting for stock-based compensation, the estimated fair value of $120,000 would be recognized as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the quarter ended June 30, 2004 would be to decrease net income by $10,000 (June 30, 2003 - $10,000). There would be no effect on the basic and diluted earnings per trust unit.

In estimating the fair value of these options the Trust has used an assumed interest rate of 4.5%, a term to maturity of five years and a volatility of 49%. The Trust unit price was based on the closing monthly share/unit price since Trinidad Drilling Ltd's IPO. Because the options were granted prior to the Arrangement, it was assumed that no dividends would be paid.

5. UNIT-BASED COMPENSATION PLAN

The Trust elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted, compensation expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Previously, the Trust accounted for compensation expense based on the intrinsic value of the rights at the grant date.

As a result of adopting this amended standard, net income for the six months ended June 30, 2004 decreased by $2,253,000 (June 30, 2003 - $355,000) and contributed surplus increased by $1,460,000 and unitholders capital increased by $793,000.

6. RECONCILIATION OF CASH AVAILABLE FOR DISTRIBUTION AND ACCUMULATED CASH DISTRIBUTIONS

	Six months ended	
	June 30, 2004	June 30, 2003
Funds flow before change in non-cash working capital	$11,836,211	$3,680,261
Cash distributions paid and declared	9,625,097	2,111,151
Funds retained for growth capital expenditures and future distributions	2,211,114	1,569,110
Accumulated cash distributions - beginning of period	8,906,325	554,320
Cash distributions	7,845,982	2,111,151
Distributions declared and payable	1,779,116	–
Accumulated cash distributions - end of period	$18,531,423	$2,665,471

7. SUBSEQUENT EVENT

On July 27, 2004 Trinidad Drilling purchased substantially all the assets of Wilson Drilling for $32.0 million. The Trust issued 3,205,129 units at $7.80 per unit for gross issue proceeds of $25.0 million. The Trust issued 1,641,026 exchangeable shares at $7.80 per share to the shareholders of Wilson.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

Capital assets	$32,000,000
Goodwill	3,614 ,000
Future income taxes	(3,614 ,000)
Total purchase price	$32,000,000
Financed as follows:	
New equity raised net of issue costs	$19,200,000
Exchangeable shares	12,800,000
	$32,000,000

8. COMPARATIVE BALANCES

Certain comparative numbers have been reclassified to conform to this year's presentation.


THE STRENGTH TO GROW

TRINIDAD
ENERGY SERVICES INCOME TRUST

600, 333 – 5th Avenue SW, Calgary, Alberta T2P 3B6
Phone: (403) 265.6525 Fax: (403) 265.4168

4810 – 62nd Avenue, Lloydminster, Alberta T9V 2E9
Phone: (780) 875.1414 Fax: (780) 875.1930

Designed and printed by Makeda

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: August 16, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR AUGUST, 2004

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that the cash distribution for the month of August 2004 to be paid September 15, 2004 for unitholders of record on August 31, 2004 will be 6 cents per trust unit ($0.72 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The company has a total of 37 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Brent J. Conway, Chief Financial Officer of Trinidad Drilling Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trinidad Energy Services Income Trust, (the issuer) for the interim period ending June 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:



Signature

Chief Financial Officer

Title

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael E. Heier, Chief Executive Officer of Trinidad Drilling Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trinidad Energy Services Income Trust, (the issuer) for the interim period ending June 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:



Signature

CEO

Title

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: September 16, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR SEPTEMBER, 2004

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that the cash distribution for the month of September 2004 to be paid October 15, 2004 for unitholders of record on September 30, 2004 will be 6 cents per trust unit ($0.72 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The company has a total of 37 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: September 17, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES COMMITTED NEW RIG CONSTRUCTION PROGRAM AND DIRECTOR APPOINTMENT.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce construction of a new 3,600 metre diesel electric double drilling rig in response to customer requests for additional drilling capacity. The new rig is backed by a take or pay contract which provides for committed days and drilling rates. Trinidad's investment in new drilling rig technology is improving the efficiency of the entire drilling operation for Trinidad's customers. Trinidad's ability to provide new and innovative drilling rigs operated by strong operational personnel has continued to provide Trinidad with opportunities to add incremental drilling capacity.

Trinidad Energy Services Income Trust is also pleased to announce the appointment of Mr. Ken Stickland to the Trinidad board of directors. Mr. Stickland currently holds the position of Executive Vice President, Legal for TransAlta Corporation where he is responsible for managing and directing all of TransAlta's legal affairs. Mr. Stickland also oversees Sustainable Development, Environmental Health and Safety functions as well as providing guidance to the country managers for Australia and Mexico. Prior to joining TransAlta in 2001, Mr. Stickland was a partner with the Calgary based law firm of Burnet, Duckworth and Palmer LLP where he practiced law for twenty years. Mr. Stickland brings several years of senior corporate legal and business experience to Trinidad's board of directors and will serve on the compensation and corporate governance committees.

Trinidad is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the construction of the new rig, the Trust will have a total of 38 drilling rigs with depth ratings ranging from 1,000 to 5,500 metres with 87% of its fleet less than 5 years old. In addition to its drilling rigs, Trinidad has 8 service rigs that have been completely retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

For further information please contact:

Michael Heier, Chairman or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265.4168
E-mail: twood@trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: September 29, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES LOAN FACILITY INCREASE.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce that its wholly owned subsidiary, Trinidad Drilling Ltd. has amended and re-stated its loan facility to increase the principal available from $65 million to $100 million and to provide for syndication.

Trinidad Drilling has increased its term credit facility to a $100 million dollar non-reducing term facility held by GE Commercial Finance, Equipment Financing Canada and Deutsche Bank AG. The facility requires monthly interest payments based on a spread over the one month banker's acceptance rate. The facility is renewable annually subject to mutual consent, and the Trust maintaining compliance with certain financial covenants. To the extent that the facility is not renewed, the debt repayments would be amortized over various periods depending on the outstanding principal and asset valuations. The facility is secured by a general security agreement covering all of Trinidad Drilling Ltd's assets.

Trinidad is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. Trinidad has a total of 38 drilling rigs with depth ratings ranging from 1,000 to 5,500 metres with 90% of its fleet less than 5 years old. In addition to its drilling rigs, Trinidad has 8 service rigs that have been completely retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

For further information please contact:

Michael Heier, Chairman or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265.4168
E-mail: twood@trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: October 18, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR OCTOBER, 2004

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that the cash distribution for the month of October 2004 to be paid November 15, 2004 for unitholders of record on October 31, 2004 will be 6 cents per trust unit ($0.72 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The company has a total of 38 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: THURSDAY, OCTOBER 21, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES ACQUISITION OF THE ASSETS OF JADE DRILLING INC. AND A CONCURRENT $79 MILLION DOLLAR BOUGHT DEAL FINANCING.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") (the "Trust") is pleased to announce the following:

Accretive Acquisition of Jade Drilling Inc.

The Trust, through its wholly owned subsidiary, Trinidad Drilling Ltd. ("Trinidad" or the "Company"), has entered into an exclusive asset purchase agreement with Jade Drilling Inc. and its affiliates thereof ("Jade") to purchase fourteen (14) drilling rigs, drill pipe, related inventory, spare parts, rig camps and real estate. The purchased rigs include: one single drilling rig with a depth rating of 1100 metres, 3 double drillings rigs with depth ratings of 1600 metres, 5 double drilling rigs with depth ratings of 2000 to 2500 metres, and 5 heavy double drilling rigs with depth ratings of 3000 metres. The purchase price for these assets is $87.6 million, which includes $71.9 million for the drilling rigs and $15.7 million for the pipe, spare parts, rig camps and real estate. The acquisition price was determined in part by using an Enterprise Value to EBITDA (EV/EBITDA) multiple of 4.7x (the Trust currently trades at an EV/EBITDA of 8.4x) and will be financed with $79 million cash and $8.6 million in trust units of the Trust to be issued to Jade at a price of $9.35 per trust unit. Closing of the rig acquisition is conditional upon the satisfaction of various conditions typical to transactions of this nature.

Bought Deal Financing

In connection with the acquisition of the Jade assets, Trinidad announces that it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. to sell on a bought deal basis, by way of short form prospectus, 8,449,198 trust units at a price of $9.35 per trust unit for gross proceeds of approximately $79.0 million. In addition, the underwriters have been granted an option to purchase an additional 270,000 trust units under the same terms prior to closing. The net proceeds of the offering will be used to fund the acquisition of the Jade assets. The first distribution in which purchasers of trust units under this offering will

be entitled to participate will be paid on December 15th, 2004 to the unitholders of record on November 30th, 2004. Closing of the trust unit financing and the Jade acquisition will occur concurrently on or before November 10th, 2004, and not later than November 15, 2004 and are each conditional upon the successful completion of the other. Both the rig acquisition and the trust unit financing are subject to the receipt of necessary regulatory approvals.

Additional Acquisition Information

The acquisition will:

- Be accretive on an operating cash flow basis and cash available for distribution basis;
- Be accretive to the Trust's value as a result of the Jade drilling rigs and the acquisition price being 4.7x EV/EBITDA (the Trust currently trades at 8.4x EV/EBITDA);
- Expand Trinidad's Drilling fleet by 37% to a total of 52 rigs and provide more diversification of its rig fleet across the western Canadian Sedimentary basin as the market for shallow and mid depth rigs continues to tighten;

	< 1,800m	1,801 – 2,999m	3,000 – 4,500m	4,501+m
Number of Trinidad Rigs in Depth Range	12	5	17	2
Number of New Rigs under Construction in Depth Range	0	0	2	0
Number of Jade Rigs in Depth Range	4	5	5	0
Total Trinidad (Post Jade Rig Acquisition and New Rig Construction)	16	10	24	2

- Allow Trinidad to meet its existing customer demands with an expanded fleet of modern drilling rigs that are fully operational with complete rigs crews in place;
- Result in Trinidad having a larger portion of its rig fleet standardized thereby improving operating efficiency going forward;
- Expand Trinidad's management depth given that the two key principals of Jade will be entering into employment contracts with Trinidad;
- Result in a significant reduction in Trinidad's already low debt to equity ratio; and
- Result in lower general and administrative costs relative to the revenue base as Trinidad expects to incorporate Jade's drilling rigs into its current operations with only a nominal increase to its current general and administrative costs.

Other Information

- Jade has exceeded industry average utilization rated by 10% in 2003 and 2002; and
- All Jade rigs are currently under contract until spring break-up with certain of the Jade rigs being contracted into next summer.

Furthermore, the Company's management is excited about having the Jade employees join Trinidad, and is looking forward to making the transition for each employee as easy and as effortless as possible.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the completion of the acquisition of the Jade rigs and with new rig construction, the Trust will have 52 drilling rigs ranging in depths from 1,000 – 5,500 metres. In addition to its drilling rigs, Trinidad has 8 service rigs that have been completely retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved
the information contained herein.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.


TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: THURSDAY, OCTOBER 21, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES ACQUISITION OF THE ASSETS OF JADE DRILLING INC. AND A CONCURRENT $79 MILLION DOLLAR BOUGHT DEAL FINANCING.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") (the "Trust") is pleased to announce the following:

Accretive Acquisition of Jade Drilling Inc.

The Trust, through its wholly owned subsidiary, Trinidad Drilling Ltd. ("Trinidad" or the "Company"), has entered into an exclusive asset purchase agreement with Jade Drilling Inc. and its affiliates thereof ("Jade") to purchase fourteen (14) drilling rigs, drill pipe, related inventory, spare parts, rig camps and real estate. The purchased rigs include: one single drilling rig with a depth rating of 1100 metres, 3 double drillings rigs with depth ratings of 1600 metres, 5 double drilling rigs with depth ratings of 2000 to 2500 metres, and 5 heavy double drilling rigs with depth ratings of 3000 metres. The purchase price for these assets is $87.6 million, which includes $71.9 million for the drilling rigs and $15.7 million for the pipe, spare parts, rig camps and real estate. The acquisition price was determined in part by using an Enterprise Value to EBITDA (EV/EBITDA) multiple of 4.7x (the Trust currently trades at an EV/EBITDA of 8.4x) and will be financed with $79 million cash and $8.6 million in trust units of the Trust to be issued to Jade at a price of $9.35 per trust unit. Closing of the rig acquisition is conditional upon the satisfaction of various conditions typical to transactions of this nature.

Bought Deal Financing

In connection with the acquisition of the Jade assets, Trinidad announces that it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. to sell on a bought deal basis, by way of short form prospectus, 8,449,198 trust units at a price of $9.35 per trust unit for gross proceeds of approximately $79.0 million. In addition, the underwriters have been granted an option to purchase an additional 270,000 trust units under the same terms prior to closing. The net proceeds of the offering will be used to fund the acquisition of the Jade assets. The first distribution in which purchasers of trust units under this offering will

be entitled to participate will be paid on December 15th, 2004 to the unitholders of record on November 30th, 2004. Closing of the trust unit financing and the Jade acquisition will occur concurrently on or before November 10th, 2004, and not later than November 15, 2004 and are each conditional upon the successful completion of the other. Both the rig acquisition and the trust unit financing are subject to the receipt of necessary regulatory approvals.

Additional Acquisition Information

The acquisition will:

- Be accretive on an operating cash flow basis and cash available for distribution basis;
- Be accretive to the Trust's value as a result of the Jade drilling rigs and the acquisition price being 4.7x EV/EBITDA (the Trust currently trades at 8.4x EV/EBITDA);
- Expand Trinidad's Drilling fleet by 37% to a total of 52 rigs and provide more diversification of its rig fleet across the western Canadian Sedimentary basin as the market for shallow and mid depth rigs continues to tighten;

	< 1,800m	1,801 – 2,999m	3,000 – 4,500m	4,501+m
Number of Trinidad Rigs in Depth Range	12	5	17	2
Number of New Rigs under Construction in Depth Range	0	0	2	0
Number of Jade Rigs in Depth Range	4	5	5	0
Total Trinidad (Post Jade Rig Acquisition and New Rig Construction)	16	10	24	2

- Allow Trinidad to meet its existing customer demands with an expanded fleet of modern drilling rigs that are fully operational with complete rigs crews in place;
- Result in Trinidad having a larger portion of its rig fleet standardized thereby improving operating efficiency going forward;
- Expand Trinidad's management depth given that the two key principals of Jade will be entering into employment contracts with Trinidad;
- Result in a significant reduction in Trinidad's already low debt to equity ratio; and
- Result in lower general and administrative costs relative to the revenue base as Trinidad expects to incorporate Jade's drilling rigs into its current operations with only a nominal increase to its current general and administrative costs.

Other Information

- Jade has exceeded industry average utilization rated by 10% in 2003 and 2002; and
- All Jade rigs are currently under contract until spring break-up with certain of the Jade rigs being contracted into next summer.

Furthermore, the Company's management is excited about having the Jade employees join Trinidad, and is looking forward to making the transition for each employee as easy and as effortless as possible.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the completion of the acquisition of the Jade rigs and with new rig construction, the Trust will have 52 drilling rigs ranging in depths from 1,000 – 5,500 metres. In addition to its drilling rigs, Trinidad has 8 service rigs that have been completely retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved
the information contained herein.

FORM 51-102F4

Business Acquisition Report

Item 1 **Identity of Company**

1.1 **Name and Address of Company**

Trinidad Drilling Ltd. ("Trinidad")
600, 540 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6

1.2 **Executive Officer**

Brent J. Conway
Chief Financial Officer
Telephone: (403) 265-6525

Item 2 **Details of Acquisition**

2.1 **Nature of Business Acquired**

On July 27, 2004, Trinidad closed the acquisition (the "**Wilson Acquisition**") of substantially all of the drilling assets of Wilson Drilling Ltd. ("**Wilson**"), a private Alberta drilling services corporation servicing the petroleum industry in western Canada.

2.2 **Date of Acquisition**

July 27, 2004.

2.3 **Consideration**

The purchase price of the Wilson Acquisition was $32,000,000, and was paid to Wilson as to $19,200,000 in cash and the issuance of 1,641,026 exchangeable shares in the capital of Trinidad at a price of $7.80 per exchangeable share, exchangeable for trust units of the Trust ("**Trust Units**") at any time at the option of the holders for a period of five years following the closing of the Wilson Acquisition.

Also on July 27, 2004, the Trust closed an offering (the "**Offering**") of 3,298,707 Trust Units at a price of $7.80 per Trust Unit for gross proceeds of $ 25,729,914.60. The net proceeds of the Offering were used to subscribe for additional unsecured, subordinated notes of Trinidad, with a portion of such subscription funds used to finance the Wilson Acquisition.

2.4 **Effect on Financial Position**

Trinidad plans to retain Wilson's existing assets, management, and employees to operate the Wilson Acquisition as a division of Trinidad. Wilson will be required to operate under the same corporate policies and standards as the other Trinidad divisions.

2.5 Prior Valuations

On March 14th, 2004 a fair market valuation appraisal was obtained for Wilson Rig #1, #2, and #3. On March 24th, 2004 a fair market valuation appraisal was obtained for Wilson Rig #6, vehicles, loaders, and capital inventory. These appraisals were independently conducted by Bill Blackerman, CPPA, and President of Fredmonton Company Ltd. The valuation was conducted on the basis of "fair market value", being the estimated price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell, and both having reasonable knowledge of the relevant facts in the most common market.
The appraised values were as follows:

Rig #1 (Alco 750M)	$6,144,000
Rig #2 (Continental Emsco D2)	$9,099,000
Rig #3 (Mastco 7500)	$5,602,000
Rig #6 (Rigmaster P-850)	$9,400,000
Inventory, vehicles, loaders	$1,648,000
	$31,893,000

2.6 Parties to the Transaction

The Wilson Acquisition was not with an informed person, associate or affiliate of Trinidad or Trinidad Energy Services Income Trust.

2.7 Date of Report

October 21, 2004

Item 3 Financial Statements

The following financial statements are attached to, and form part of, this Business Acquisition Report:

(a) the audited annual financial statements of Wilson as at and for the years ended December 31, 2003, December 31, 2002 and December 31, 2001, together with the report of the auditors thereon; and

(b) the unaudited financial statements of Wilson as at and for the three month period ended March 31, 2004.

Unaudited Consolidated Financial Statements

Wilson Drilling Ltd.

March 31, 2004

Wilson Drilling Ltd.

CONSOLIDATED BALANCE SHEETS

As at

	March 31, 2004 $	December 31, 2003* $
	(Unaudited)	
ASSETS *[note 3]*		
Current		
Cash	**523,578**	854,302
Accounts receivable *[note 4]*	**4,475,189**	3,177,921
Prepaid expenses	**105,291**	63,903
	5,104,058	4,096,126
Drilling rigs and equipment	**14,691,486**	12,121,388
Deferred development costs	**500,000**	500,000
Deferred charges	**114,772**	121,382
Investment	**25,000**	25,000
	20,435,316	16,863,896
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 4]*	**5,024,466**	1,478,944
Income taxes payable	**346,553**	147,133
Current portion of bank term loan	**1,575,000**	1,575,000
Current portion of obligation under capital lease	**715,148**	700,060
Deferred revenue	—	1,503
	7,661,167	3,902,640
Loans from related parties *[note 4]*	**3,319,764**	3,279,411
Obligation under capital lease	**2,002,309**	2,186,855
Bank term loan *[note 3]*	**4,372,385**	4,725,000
Future income taxes	**1,471,369**	1,527,441
	11,165,827	11,718,707
Shareholders' equity		
Share capital	**20**	20
Retained earnings	**1,608,302**	1,242,529
	1,608,322	1,242,549
	20,435,316	16,863,896

See accompanying notes.

*Extracted from the audited consolidated financial statements of Wilson Drilling Ltd. as at December 31, 2003.

On behalf of the Board:

(signed) Kerry Wilson
Director

(signed) Clayton Riddell
Director

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Three months ended March 31,
(Unaudited)

	2004 $	2003 $
Revenue		
Rigs charges	**3,716,673**	3,607,909
Other	**138,551**	129,877
	3,855,224	3,737,786
Cost of operations		
Rigs operating	**2,276,516**	1,783,020
Gross margin	**1,578,708**	1,954,766
Expenses		
Depreciation	**463,173**	446,623
Interest	**199,317**	52,500
Administrative	**314,849**	206,806
Loss on disposal of equipment	**92,248**	—
	1,069,587	705,929
Income before income taxes	**509,121**	1,248,837
Income taxes		
Current	**199,420**	—
Future	**(56,072)**	507,145
	143,348	507,145
Net income for the period	**365,773**	741,692
Retained earnings, beginning of period	**1,242,529**	2,059,603
Retained earnings, end of period	**1,608,302**	2,801,295

See accompanying notes.

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31,
(Unaudited)

	2004 $	2003 $
Cash flows from operating activities		
Net income for the period	**365,773**	741,692
Add non-cash items:		
Depreciation	**463,173**	446,623
Future income tax expense (recovery)	**(56,072)**	507,145
Loss on disposal of equipment	**92,248**	—
Amortization of deferred charges	**6,610**	—
	871,732	1,695,460
Change in non-cash working capital	**2,404,783**	(633,806)
	3,276,515	1,061,654
Cash flows from investing activities		
Addition to drilling rigs and equipment	**(3,480,519)**	—
Investment in subsidiaries	—	(27,014)
Proceeds from sale of equipment	**355,000**	—
	(3,125,519)	(27,014)
Cash flows from financing activities		
Payment of bank term loan	**(352,615)**	(500,000)
Increase (decrease) in loans from related parties	**40,353**	(10,000)
Payment of obligation under capital lease	**(169,458)**	(155,603)
	(481,720)	(665,603)
Increase (decrease) in cash	**(330,724)**	369,037
Cash, beginning of period	**854,302**	(47,791)
Cash, end of period	**523,578**	321,246

See accompanying notes.

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

March 31, 2004

1. NATURE OF OPERATIONS

Wilson Drilling Ltd. (the "Company") was incorporated as a private company on July 18, 1997 under the *Business Corporations Act* (Alberta) and commenced operations in February 1998. Its principal business activities are the operation of oil and gas drilling rigs in Western Canada and the development of drilling site refurbishment equipment.

The Company is subject to fluctuations in the demand for drilling services and therefore interim results are not necessarily indicative of annual results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Company's consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the December 31, 2003 consolidated financial statements.

The consolidated financial statements include the accounts of the Company and its 76.13% owned subsidiary, Invertek Fluid Reclaimers Inc. ("Invertek"). Invertek includes the consolidated accounts of its wholly-owned subsidiaries, Invertek Manufacturing Inc. and Invertek Inc.

3. BANK TERM LOAN

On December 4, 2003, the Company received $6,300,000 in the form of a bank term loan repayable in monthly principal installments of $131,250, bearing interest at prime plus 1.00%, maturing in December 2007. Loan proceeds were used to buy out a previous $5,500,000 operating credit facility. A General Security Agreement representing a first floating charge on all present and after acquired property of the Company and a first fixed charge on drilling rigs #1 and #2 and a second charge on drilling rig #3 is pledged as collateral. A Subordination Agreement executed by Paramount Resources Ltd. ("Paramount"), a 50% shareholder of the Company, subordinates all present and future indebtedness of the Company to the bank.

As at March 31, 2004, the Company is in default with respect to meeting financial ratio requirements as part of covenants to the loan agreement. The Company obtained a waiver from the lender in connection with such defaults.

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

March 31, 2004

4. RELATED PARTY TRANSACTIONS AND BALANCES

Loans from related parties

As at March 31, 2004, the Company had shareholder loans in the amount of $3,094,300. The shareholder loans have no fixed terms of repayment, are unsecured and bear interest at bank prime plus two percent per annum. During the three months ended March 31, 2004 the Company paid $40,353 in interest.

As at March 31, 2004, the Company also had a loan in the amount of $225,464 from Shehtah Wilson Drilling Partnership ("Shehtah"), a partnership in which the Company has a 1% interest and Paramount has a 99% interest.

Other transactions with related parties

All related party transactions are recorded at their exchange amounts. Balances due to and from related parties at the period end are summarized below:

	As at March 31, 2004			
	Invertek USA $	Shehtah $	Paramount $	Total $
Accounts receivable	**10,072**	**911,119**	**809,737**	**1,730,928**
Accounts payable and accrued liabilities	—	—	**1,504**	**1,504**

Transactions with related parties during the period are summarized below:

	Three months ended March 31, 2004		
	Paramount $	Shetah $	Total $
Revenue	**1,155,094**	**121,969**	**1,277,063**
Interest expense	**40,353**	—	**40,353**
Operating and administration expense recovery	—	**167,871**	**167,871**

	Three months ended March 31, 2003		
	Paramount $	Shetah $	Total $
Revenue	2,117,193	100,572	2,217,765
Operating and administration expense recovery	—	118,989	118,989

Paramount is a 50% shareholder of the Company. Invertek USA is owned by an employee of Invertek. During the three months ended March 31, 2004 and 2003, the Company earned management fees and recovered operating and administrative expenses as a result of a management agreement with Shehtah.

5. SUBSEQUENT EVENTS

On July 8, 2004, the Company entered into an agreement with a third party to sell substantially all its drilling rigs.

Financial Statements

Wilson Drilling Ltd.
December 31, 2003 and 2002

AUDITORS' REPORT

To the Board of Directors of
Wilson Drilling Ltd.

We have audited the consolidated balance sheets of **Wilson Drilling Ltd.** as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and retained earnings and cash flows for the year ended December 31, 2003 and the eleven months ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the for the year ended December 31, 2003 and the eleven months ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
March 19, 2004
(except as to note 13, which is as of July 16, 2004)

(Signed) Ernst & Young LLP
Chartered Accountants

Wilson Drilling Ltd.

CONSOLIDATED BALANCE SHEETS

As at December 31

	2003 $	2002 $
ASSETS *[note 4]*		
Current		
Cash	**854,302**	—
Accounts receivable *[notes 10 and 11]*	**3,177,921**	795,880
Prepaid expenses *[note 10]*	**63,903**	47,232
	4,096,126	843,112
Drilling rigs and equipment *[note 3]*	**12,121,388**	13,523,659
Deferred development costs *[note 2]*	**500,000**	—
Deferred charges	**121,382**	15,614
Investment *[note 2]*	**25,000**	1,911,428
Loan receivable *[note 2]*	—	500,000
	16,863,896	16,793,813
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities *[note 10]*	**1,478,944**	591,193
Income taxes payable	**147,133**	—
Current portion of bank term loan *[note 4]*	**1,575,000**	—
Demand revolving loan *[note 4]*	—	5,547,791
Current portion of obligation under capital lease *[note 5]*	**700,060**	642,824
Deferred revenue *[note 10]*	**1,503**	271,504
	3,902,640	7,053,312
Loans from related parties *[note 9]*	**3,279,411**	3,786,366
Obligation under capital lease *[note 5]*	**2,186,855**	2,886,914
Bank term loan *[note 4]*	**4,725,000**	—
Future income taxes *[note 7]*	**1,527,441**	1,007,598
	11,718,707	7,680,878
Commitments *[note 5]*		
Shareholders' equity		
Share capital *[note 6]*	**20**	20
Retained earnings	**1,242,529**	2,059,603
	1,242,549	2,059,623
	16,863,896	16,793,813

See accompanying notes

On behalf of the Board:

(signed) "Kerry Wilson"
Director

(signed) "Clayton Riddell"
Director

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

	Year ended December 31, 2003 $	Eleven months ended December 31, 2002 $
Revenue		
Rigs charges *[note 10]*	**11,144,221**	7,060,923
Other	**435,964**	170,359
	11,580,185	7,231,282
Cost of operations		
Rigs operating *[note 10]*	**6,608,870**	3,796,430
Gross margin	**4,971,315**	3,434,852
Expenses		
Depreciation	**1,813,782**	1,486,001
Writedown of investment *[note 2]*	**1,770,335**	—
Interest *[note 10]*	**673,116**	535,754
Administrative	**643,168**	970,909
Equity loss on investment *[note 2]*	**199,338**	35,394
Loss on disposal of equipment	**38,661**	—
	5,138,400	3,028,058
Income (loss) before income taxes and minority interest	**(167,085)**	406,794
Income taxes *[note 7]*	**666,566**	(23,361)
Minority interest share of losses *[note 2]*	**(16,577)**	—
Net income (loss) for the period	**(817,074)**	430,155
Retained earnings, beginning of period	**2,059,603**	1,629,448
Retained earnings, end of period	**1,242,529**	2,059,603

See accompanying notes

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2003 $	Eleven months ended December 31, 2002 $
Cash flows from operating activities		
Net (loss) income for the period	**(817,074)**	430,155
Add non-cash items:		
Depreciation	**1,813,782**	1,486,001
Writedown of investment *[note 2]*	**1,770,335**	—
Future income tax expense (recovery) *[note 7]*	**519,843**	(3,034)
Equity loss on investment *[note 2]*	**199,338**	35,394
Minority interest share of losses *[note 2]*	**(16,577)**	—
Cash generated from operations	**3,469,647**	1,948,516
Change in non-cash working capital *[note 8]*	**(1,570,648)**	335,745
	1,898,999	2,284,261
Cash flows from investing activities		
Addition to drilling rigs and equipment	**(407,724)**	(2,684,227)
Investment in Invertek Fluid Reclaimers Inc. *[note 2]*	**(108,636)**	(1,446,822)
Investment in NWT Safety Supply Ltd. *[note 2]*	**(25,000)**	—
Increase in loan to investee *[note 2]*	—	(500,000)
Office space security deposit	—	(15,614)
	(541,360)	(4,646,663)
Cash flows from financing activities		
Bank term loan net of financing costs	**6,194,232**	—
Decrease in demand revolving loan	**(5,547,791)**	(2,051,995)
Increase (decrease) in loans from related parties	**(506,955)**	2,256,096
Increase (decrease) in capital lease obligation	**(642,823)**	2,158,301
	(503,337)	2,362,402
Change in cash and cash end of period	**854,302**	—

See accompanying notes

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

1. NATURE OF OPERATIONS

Wilson Drilling Ltd. (the "Company") was incorporated as a private company on July 18, 1997 under the *Business Corporations Act* (Alberta) and commenced operations in February 1998. Its principal business activities are the operation of oil and gas drilling rigs in Western Canada and the development of drilling site refurbishment equipment.

In 2002, the Company changed its year end from January 31 to December 31 in order to coincide with one of its shareholders' year end. As a result, the comparative financial statements and notes are for the eleven months ended December 31, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation and basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and include the accounts of the Company and its 76.13% owned subsidiary, Invertek Fluid Reclaimers Inc. ("Invertek"). Invertek includes the consolidated accounts of its wholly-owned subsidiaries Invertek Manufacturing Inc. and Invertek Inc.

b) Drilling rigs and equipment

Capital assets are recorded at cost. Amortization is applied on a straight-line basis to amortize the cost of the capital assets over their estimated economic useful lives as follows:

Drilling rigs	10 years
Equipment	7 years
Computers	3 years

c) Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change occurs.

d) Leases

Leases that transfer substantially all the benefits and inherent risks of ownership of the property leased are recorded by the Company as a capital lease at the inception of the lease. The present value of the future payments under such leases is recorded as capital assets (and amortized over their estimated useful lives) and related long-term debt. All other leases are classified as operating leases (see note 5) under which lease payments are recorded as expenses in the period in which they are incurred.

e) Investment

Until November 20, 2003, the Company's investment in the common shares of Invertek was accounted for using the equity method given the Company's ability to exercise significant influence over Invertek's operating and financial policies (see Note 2).

The portfolio investment in NWT Safety Supplies Ltd. has been accounted for using the cost method.

f) Deferred charges

Deferred charges relate primarily to financing costs on the issue of long-term debt and are amortized on a straight-line basis over the period to maturity of the related debt.

g) Deferred development costs

Deferred development costs relate primarily to direct materials and labour costs associated with development of Invertek's refurbishment equipment. Amortization of these costs will commence with commercial production or use of the refurbishment equipment. The Company annually evaluates these costs against the criteria for deferral, under Canadian generally accepted accounting principles, and in light of the Company's current progress on the refurbishment equipment project. A write off is recognized when the criteria for deferral are no longer satisfied.

h) Impairment or disposal of long-lived assets

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include but are not limited to, significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; contract cancellation or amendments; loss of key customers; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated

with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and its net recoverable value, which is generally determined based on undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has estimated the useful lives of its capital assets, and the recoverability of deferred development costs and deferred charges, using current business plans.

j) Revenue recognition

Rig charges are recognized when the services are provided.

2. BUSINESS ACQUISITIONS

Invertek Fluid Reclaimers Inc.

During 2002, the Company advanced Invertek $500,000 in the form of an unsecured, non-interest bearing loan. The loan had no fixed terms of repayment and accordingly had been classified as long-term.

During 2002, the Company received shares as payment for loans made to Invertek in the amount of $1,446,822, resulting in an additional 25% ownership interest, bringing their total ownership interest to 30% at December 31, 2002. The increase in ownership caused the Company to gain significant influence over Invertek and accordingly the investment was accounted for using the equity method. During 2003, the Company advanced an additional $60,464 to Invertek, pursuant to the prior year investment agreement, therefore not resulting in any additional equity interest. The Company's share of equity losses to November 20, 2003 was $199,338 (December 31, 2002 - $35,394)

During the year, management's review of the carrying value of its investment in Invertek resulted in a $1,770,335 write-down.

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

On November 20, 2003, the Company purchased an additional 46.13% of the shares of Invertek, for cash consideration of $57,000, to bring the Company's cumulative ownership interest to 76.13%.

The acquisition has been accounted for by the purchase method with the results of the operations of Invertek being consolidated from the date of acquisition of control. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

	$
Cash	8,828
Equipment	3,787
Accounts receivable	114,684
Deferred development costs	500,000
Net non-cash working capital	(53,722)
Shareholder loan	(500,000)
Less: minority interest share of net assets	(16,577)
Total consideration	**57,000**

NWT Safety Supplies Ltd.

On December 10, 2003, the Company acquired 25 Class B shares of NWT Safety Supplies Ltd. for cash proceeds of $25,000.

3. DRILLING RIGS AND EQUIPMENT

	2003		
	Cost $	**Accumulated Depreciation $**	**Net Book Value $**
Drilling rigs	**17,930,286**	**6,015,121**	**11,915,165**
Computers	**38,118**	**26,891**	**11,227**
Equipment	**214,885**	**19,889**	**194,996**
	18,183,289	**6,061,901**	**12,121,388**

	2002		
	Cost $	**Accumulated Depreciation $**	**Net Book Value $**
Drilling rigs	17,687,223	4,222,092	13,465,131
Computers	30,583	10,777	19,806
Equipment	51,295	12,573	38,722
	17,769,101	4,245,442	13,523,659

Assets under capital lease have a cost of $5,994,179 (2002 - $5,916,673) and associated accumulated amortization of $1,177,088 (2002 - $577,670).

4. BANK TERM LOAN

In 2002, the Company utilized a demand, revolving, operating credit facility available to a limit of $5,500,000 and bearing interest at the bank's prime rate plus 0.25%. The amount available under this facility was reduced by $500,000 each quarter. The assets of the Company were pledged as collateral. The credit facility was convertible at the Bank's option to a term loan.

On December 4, 2003, the Company received $6,300,000 in the form of a bank term loan repayable in monthly principal installments of $131,250, bearing interest at prime plus 1.00%, maturing in December 2007. Loan proceeds were used to buy out the $5,500,000 operating credit facility. A General Security Agreement representing a first floating charge on all present and after acquired property of the Company and a first fixed charge on drilling rigs #1 and #2 and a second charge on drilling rig #3 is pledged as collateral. A Subordination Agreement executed by Paramount Resources Ltd. ("Paramount"), a 50% shareholder of the Company, subordinates all present and future indebtedness of the Company to the bank. The credit review date is May 31, 2004.

5. OBLIGATION UNDER CAPITAL LEASE

The future minimum lease payments at December 31, 2003 under capital leases are as follows:

	Capital leases $
2004	920,132
2005	920,132
2006	920,132
2007	613,422
Total future minimum capital lease payments	3,373,818
Less: imputed interest at 8.9%	486,903
Balance of obligations under capital leases	2,886,915
Less: current portion	700,060
Long term obligation under capital leases	2,186,855

During the year interest on capital leases amounted to $277,308.

The Company is subject to certain commitments regarding operating leases. The minimum payments required under these operating leases are as follows:

	$
2004	155,240
2005	138,208
2006	132,662
2007	87,394
	513,504

6. SHARE CAPITAL

Authorized

Unlimited number of Class A voting common shares without nominal or par value.
Unlimited number of redeemable non-voting preferred shares.

Issued and outstanding	**Number**	$
Class A common shares as at December 31, 2003 and 2002	**20**	**20**

7. FUTURE INCOME TAXES

The income tax provision differs from the income taxes obtained by applying the Canadian corporate tax rate to income before taxes as follows:

	2003 **$**	**2002** **$**
Corporate tax rate	**36.75%**	39.17%
Calculated income tax expense (recovery)	**(61,404)**	159,345
Increase (decrease) resulting from:		
Small business deduction	**(59,239)**	—
Rate reduction	**(46,731)**	(23,133)
Tax filing adjustment	**11,128**	(143,017)
Non-deductible expenses	**92,843**	5,222
Write-down of investment	**650,598**	—
Benefit of non-capital losses not recognized	**74,860**	—
Other	**4,511**	(21,778)
Income tax expense (recovery)	**666,566**	(23,361)

The net future tax liability comprises:

	2003 $	2002 $
Differences between tax base and reported amounts of depreciable assets	**(1,363,520)**	(1,307,950)
Net operating loss carryforwards	**206,081**	300,352
Research and development	**260,886**	—
Valuation allowance on Invertek future tax assets	**(630,888)**	—
	(1,527,441)	(1,007,598)

As at December 31, 2003, the Company has no non-capital losses (2002 - $855,217) available to reduce future years' taxable income. Invertek has non-capital losses of $798,966 to carryforward.

As a "more likely than not" outcome is not determinable at this time, a full valuation allowance has been taken on the Invertek future income tax assets of $701,409.

8. CHANGE IN NON-CASH WORKING CAPITAL

	2003 $	2002 $
Cash provided by (used for):		
Accounts receivable	**(2,267,356)**	1,827,543
Prepaid expenses	**(15,405)**	397
Accounts payable and accrued liabilities	**834,980**	(1,733,236)
Income taxes payable	**147,133**	(30,463)
Deferred revenue	**(270,000)**	271,504
	(1,570,648)	335,745

No cash taxes were paid during the year. Cash interest paid during the year approximates interest expense.

9. LOANS FROM RELATED PARTIES

As at December 31, 2003, the Company had shareholder loans in the amount of $3,053,946 (2002 - $3,007,428). The shareholder loans have no fixed terms of repayment, are unsecured and bear interest at bank prime plus two percent per annum. During the year ended December 31, 2003 the Company paid $148,719 (2002 - $124,957) in interest.

At December 31, 2003, the Company also had a loan in the amount of $225,465 (2002 $778,938) from Shehtah Wilson Drilling Partnership ("Shehtah"), a partnership in which the Company has a 1% interest and Paramount has a 99% interest.

10. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at their exchange amounts. Balances due to and from related parties at the period end are summarized below:

	2003				
	Invertek USA $	**Employee $**	**Paramount $**	**Longhorn $**	**Total $**
Accounts receivable	**106,684**	**20,000**	**805,459**	—	**932,143**
Accounts payable and accrued liabilities	—	—	—	**47,781**	**47,781**
Deferred revenue	—	—	**1,504**	—	**1,504**

	2002		
	Paramount $	**Longhorn $**	**Total $**
Accounts receivable	277,590	—	277,590
Prepaid expenses	—	24,000	24,000
Accounts payable and accrued liabilities	—	23,240	23,240
Deferred revenue	271,504	—	271,504

Transactions with related parties during the period are summarized below:

	2003			
	Paramount	**Longhorn**	**Shetah**	**Total**
	$	**$**	**$**	**$**
Revenue	**4,828,667**	—	**352,929**	**5,181,596**
Rig operating	—	**532,863**	—	**532,863**
Interest expense	**148,719**	—	—	**148,719**
Operating and administration expense	—	—	**678,411**	**678,411**

	2002			
	Paramount	**Longhorn**	**Shetah**	**Total**
	$	**$**	**$**	**$**
Revenue	4,481,522	—	170,350	4,651,872
Rig operating	—	361,453	—	361,463
Interest expense	124,957	—	—	124,957
Operating and administration expense	—	—	518,465	518,465

Paramount is a 50% shareholder of the Company. 761806 Alberta Ltd Company, also known as Longhorn Trucking ("Longhorn"), is owned by a significant shareholder of the Company. Invertek USA is owned by an employee of Invertek. During the year ended December 31, 2003, the Company earned management fees and recovered operating and administrative expenses as a result of a management agreement with Shehtah.

At December 31, 2003, the Company had received nil (2002 - $270,000) from Paramount as a prepayment for services to be rendered within the next year.

11. FINANCIAL INSTRUMENTS

a) Credit risk

The Company's sales are to customers in the oil and gas industry, which results in a concentration of credit risk. The Company generally extends unsecured credit to these customers, and therefore the collection of these receivables may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which the Company extends credit. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

The Company provides drilling services mainly to three customers which account for approximately 94% of their revenue for the year ended December 31, 2003, and 77% of accounts receivable as at December 31, 2003. These contracts are negotiated and renewed annually.

b) Fair value of financial assets and liabilities

The Company has financial instruments consisting of cash, accounts receivable, loan receivable, accounts payable and accrued liabilities, income taxes payable, obligations under capital lease, loans from related parties and bank term loan. The carrying value of these instruments approximates fair value unless otherwise stated.

Obligation under capital lease is a fixed rate financial instrument whose fair value fluctuates with changes in interest rates. At December 31, 2003, the value of the obligation under capital lease based on prevailing interest rates for debt instruments of a similar nature and term approximated its carrying value.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

13. SUBSEQUENT EVENTS

As at March 31, 2004, the Company is in default with respect to meeting financial ratio requirements as part of covenants to the bank term loan agreement. The Company obtained a waiver from the lender in connection with such defaults.

On July 8, 2004, the Company entered into an agreement with a third party to sell substantially all its drilling rigs.

Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès des autorités en valeurs mobilières de chacune des provinces du Canada ; toutefois, ce document n'est pas encore dans la forme définitive aux fins de la vente de titres. Les renseignements contenus dans le présent prospectus simplifié provisoire sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être vendus avant que les autorités en valeurs mobilières n'aient visé le prospectus.

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié. Quiconque donne à entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Les titres offerts par les présentes n'ont pas été ni ne seront enregistrés aux termes de la loi des États-Unis intitulée Securities Act of 1933, *en sa version modifiée (la* Loi de 1933*) ou d'une loi sur les valeurs mobilières d'un État. Par conséquent, les titres ne peuvent être offerts ni vendus aux États-Unis ou à des personnes des États-Unis (au sens du* Regulation S *pris aux termes de la Loi de 1933) sauf dans le cadre d'opérations dispensées des exigences d'enregistrement de la Loi de 1933 et des lois sur les valeurs mobilières applicables d'États. Le présent prospectus simplifié ne constitue pas une offre de vente ni une sollicitation visant une offre d'achat des titres offerts par les présentes aux États-Unis. Voir « Mode de placement ».*

PROSPECTUS SIMPLIFIÉ PROVISOIRE

Nouvelle émission **Le 25 octobre 2004**

TRINIDAD

ENERGY SERVICES INCOME TRUST

79 000 001 $
8 449 198 parts de fiducie

Prix : 9,35 $
par part de fiducie

Le présent prospectus simplifié vise le placement de 8 449 198 parts de fiducie (les *parts de fiducie*) de Trinidad Energy Services Income Trust (la *Fiducie*) au prix de 9,35 $ la part de fiducie (le *placement*). Le prix des parts offertes aux termes du présent prospectus simplifié a été établi par voie de négociation entre Trinidad Drilling Ltd. (*Trinidad*), pour le compte de la Fiducie, et Raymond James Ltée, pour son propre compte et celui des autres preneurs fermes (définis ci-dessous).

Le produit net du présent placement servira à réaliser l'acquisition indirecte par la Fiducie de la quasi-totalité des actifs de forage de Jade Drilling Inc., de J.S.E. Holdings Ltd. et de 285558 Alberta Ltd. (collectivement, le *groupe Jade*). La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Jade (définie aux présentes), autres que le paiement du prix d'achat (défini aux présentes) à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Jade ne se réalisera pas. Voir « Faits récents – Acquisition d'actifs du groupe Jade » et « Emploi du produit ».

Les parts de fiducie en circulation sont inscrites à la cote de la Bourse de Toronto (la *TSX*) sous le symbole *TDG.UN*. Le 20 octobre 2004, dernier jour de bourse précédant l'annonce du présent placement et de l'acquisition Jade (au sens défini dans présentes), le cours de clôture des parts de fiducie à la TSX s'élevait à 9,60 $ et, le 22 octobre 2004, le cours de clôture s'élevait à 9,48 $. Trinidad, pour le compte de la Fiducie, a fait une demande d'inscription des parts de fiducie placées aux termes du présent prospectus simplifié à la cote de la TSX. L'inscription sera conditionnelle au respect par la Fiducie de toutes les exigences de la TSX.

	Prix d'offre	Rémunération des preneurs fermes	Produit net revenant à la Fiducie[1]
Par part de fiducie	9,35 $	0,4675 $	8,8825 $
Total[2]	79 000 001 $	3 950 000 $	75 050 001 $

Notes :

(1) Avant déduction des frais estimatifs du placement, soit 600 000 $, qui seront payés par prélèvement sur les fonds généraux de la Fiducie.

(2) La Fiducie a accordé aux preneurs fermes une option (l'*option*) visant l'achat de 270 000 parts de fiducie supplémentaires au prix d'offre, option qui peut être levée en totalité ou en partie en tout temps jusqu'à 9 h (heure de Calgary) le jour précédant la date de clôture (définie aux présentes). Les parts de fiducie qui peuvent être émises à la levée de l'option sont visées par le placement aux termes du présent prospectus simplifié. Si l'option est levée intégralement, le placement total, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (avant le paiement des frais du présent placement) s'élèveront à 81 524 501 $, à 4 076 225 $ et à 77 448 276 $, respectivement. Voir « Mode de placement ».

Raymond James Ltée, Marchés mondiaux CIBC inc., Valeurs mobilières TD Inc., Haywood Securities Inc., Investissements Premiers Associés Inc., Valeurs mobilières Desjardins inc., Corporation de valeurs mobilières Dundee et FirstEnergy Capital Corp. (collectivement, les *preneurs fermes*) offrent conditionnellement les parts de fiducie, pour leur propre compte, sous les réserves d'usage concernant leur vente préalable, leur émission et leur livraison par la Fiducie et leur acceptation par les preneurs fermes conformément aux conditions énoncées dans la convention de prise ferme dont il est question sous la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Blake, Cassels & Graydon s.r.l., pour le compte de la Fiducie, et par Macleod Dixon LLP, pour le compte des preneurs fermes.

Valeurs mobilières TD Inc. est, directement ou indirectement, filiale en propriété exclusive d'une banque à charte canadienne qui est prêteur de Trinidad. En conséquence, la Fiducie peut être considérée comme un émetteur associé à ce preneur ferme en vertu des lois en valeurs mobilières canadiennes applicables. Voir « Relation entre la Fiducie et un certain preneur ferme ».

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et du droit de clore les registres de souscription à tout moment et sans avis. La clôture du présent placement et la clôture de l'opération Jade (définie aux présentes) devraient avoir lieu vers le 10 novembre 2004 mais, quoi qu'il en soit, au plus tard le 15 novembre 2004. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, effectuer des opérations qui stabilisent ou maintiennent le cours des parts de fiducie à des niveaux autres que ceux qui pourraient se former par ailleurs sur le marché libre. Voir « Mode de placement ».

Pourvu que la clôture du présent placement se produise avant le 30 novembre 2004, soit la date de clôture des registres prévue pour la distribution par la Fiducie aux porteurs des parts de fiducie (les *porteurs de parts*) qui devrait avoir lieu le 15 décembre 2004, les souscripteurs qui auront réalisé l'acquisition de leurs parts de fiducie auprès des preneurs fermes et qui continueront d'en être les porteurs inscrits le 30 novembre 2004 seront admissibles à participer à la distribution que la Fiducie devrait verser le 15 décembre 2004.

TABLE DES MATIÈRES

Sauf indication contraire, dans le présent prospectus, tous les montants sont exprimés en dollars canadiens.

DESCRIPTION DES FLUX DE TRÉSORERIE DE LA FIDUCIE

Dans le présent prospectus simplifié et les documents intégrés par renvoi aux présentes, la Fiducie utilise l'expression « flux de trésorerie de la Fiducie » pour désigner la somme qui devrait être disponible à des fins de distribution aux porteurs de parts et l'expression « BAIIA » pour désigner le bénéfice de la Fiducie avant intérêts, impôts et amortissement. Les expressions « flux de trésorerie de la Fiducie » et « BAIIA » ne sont pas des mesures reconnues par les principes comptables généralement reconnus au Canada (les *PCGR*) et n'ont pas de définition normalisée prescrite par les PCGR; les « flux de trésorerie de la Fiducie » sont une somme calculée conformément à l'acte de fiducie (défini aux présentes) et Trinidad calcule le BAIIA de manière uniforme pour chaque période de déclaration. Par conséquent, les flux de trésorerie de la Fiducie et le BAIIA ne peuvent être comparés à des mesures semblables présentées par d'autres émetteurs et les épargnants sont priés de noter que les flux de trésorerie de la Fiducie et le BAIIA ne devraient pas être considérés comme des équivalents du bénéfice net, des flux de trésorerie découlant des activités d'exploitation ou d'autres mesures de rendement financier calculés conformément aux PCGR.

Le tableau suivant présente un rapprochement du bénéfice net et du BAIIA de la Fiducie pour les périodes indiquées :

	Six mois terminés le 30 juin 2004	Six mois terminés le 30 juin 2003	Douze mois terminés le 31 décembre 2003	Douze mois terminés le 31 décembre 2002
	(en milliers de dollars)			
Bénéfice net pour la période :	4 329	1 410	4 599	1 255
Amortissement	5 401	1 628	5 825	2 158
Impôt courant	212	69	336	115
Impôt futur	(147)	288	1 886	323
Intérêt	1 420	778	2 265	979
Frais de réorganisation	-	-	-	818
BAIIA	11 215	4 173	14 911	5 648

DOCUMENTS INTÉGRÉS PAR RENVOI

Des renseignements tirés de documents déposés auprès de commissions des valeurs mobilières ou d'autres autorités similaires au Canada sont intégrés par renvoi dans le présent prospectus simplifié. On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au secrétaire de Trinidad, à ses bureaux situés au 333 – 5th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3B6 (numéro de téléphone (403) 265-6525), ou en accédant aux documents d'information disponibles par l'entremise d'Internet auprès du Système électronique de données, d'analyse et de recherche (SEDAR) à l'adresse www.sedar.com. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire du dossier d'information auprès du secrétaire de Trinidad, à l'adresse et au numéro de téléphone susmentionnés.

Les documents de la Fiducie énumérés ci-après et déposés auprès de commissions des valeurs mobilières ou d'autorités semblables au Canada font partie intégrante du présent prospectus simplifié :

a) la notice annuelle de renouvellement de la Fiducie datée du 19 mai 2004 pour l'exercice terminé le 31 décembre 2003 (la *notice annuelle*);

b) le rapport de gestion de la Fiducie pour l'exercice terminé le 31 décembre 2003;

c) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes au 31 décembre 2003 et pour l'exercice terminé à cette date, avec le rapport des vérificateurs y afférent;

d) le rapport de gestion de la Fiducie pour le semestre terminé le 30 juin 2004;

e) les états financiers consolidés comparatifs non vérifiés de la Fiducie au 30 juin 2004 et pour le semestre terminé à cette date;

f) la circulaire de sollicitation de procurations de la Fiducie datée du 11 mai 2004 se rapportant à l'assemblée générale annuelle et extraordinaire des porteurs de parts tenue le 9 juin 2004 (à l'exception des sections qui, selon la Norme canadienne 44-101 des Autorités canadiennes en valeurs mobilières, n'ont pas à être intégrées par renvoi dans les présentes, soit les renseignements présentés sous les rubriques « Rapport sur la rémunération de la haute direction », « Graphique du rendement » et « Énoncé des pratiques de gouvernance d'entreprise » ainsi que les renseignements présentés à l'annexe D de celle-ci);

g) les rapports de changement important de la Fiducie en date du 19 février 2004 et du 15 mars 2004 ayant trait à l'acquisition de la quasi-totalité des actifs de Arrow Drilling Inc. (l'*acquisition Arrow*) et le placement de parts de fiducie par voie de prospectus connexe, et les rapports de changement important de la Fiducie en date du 8 juillet 2004 et du 27 juillet 2004 ayant trait à l'acquisition de la quasi-totalité des actifs de Wilson Drilling Ltd. (l'acquisition Wilson) et le placement connexe de parts de fiducie effectué par voie de prospectus;

h) les états financiers consolidés vérifiés de Wilson Drilling Ltd. en date des 31 décembre 2003 et 2002 et pour l'exercice terminé le 31 décembre 2003 et la période de onze mois terminée le 31 décembre 2002, avec le rapport des vérificateurs y afférent, contenus dans le prospectus simplifié de la Fiducie daté du 19 juillet 2004 (le *prospectus de juillet*);

i) le bilan non vérifié d'Arrow Drilling Inc. au 31 décembre 2003 et les états non vérifiés des résultats, des bénéfices non répartis et de l'évolution de la situation financière pour les semestres terminés les 31 décembre 2003 et 2002 et les états financiers annuels vérifiés d'Arrow Drilling Inc. au 30 juin 2003, au 30 juin 2002 et au 30 juin 2001 et pour les exercices terminés à ces dates, avec le rapport des vérificateurs y afférent, contenus dans le prospectus simplifié de la Fiducie daté du 3 mars 2004 (le *prospectus de mars*);

j) les états financiers vérifiés de Bear Drilling Ltd. au 30 avril 2003, au 30 avril 2002 et au 30 avril 2001 et pour les exercices terminés à ces dates, avec le rapport des vérificateurs y afférent, contenus dans le prospectus de mars;

k) le bilan non vérifié de Saturn Drilling Inc. au 28 février 2003 et les états non vérifiés des résultats, des bénéfices non répartis et de l'évolution de la situation financière pour les périodes de neuf mois terminées le 28 février 2003 et le 28 février 2002 et les états financiers annuels vérifiés de Saturn Drilling Inc. au 31 mai 2002 et pour l'exercice terminé à cette date, avec le rapport des vérificateurs y afférent, contenus dans le prospectus de mars;

l) la section du prospectus de juillet intitulée « Faits récents – Acquisition d'actifs de Wilson Drilling Ltd. ».

Si l'un quelconque des documents ci-dessous est déposé par la Fiducie auprès des commissions de valeurs ou d'autorités analogues dans les provinces du Canada après la date du présent prospectus simplifié et avant la fin du présent placement, il sera réputé intégré par renvoi dans le présent prospectus simplifié :

a) des rapports et déclarations de changement important (sauf les rapports et déclarations de changement important confidentiels);

b) des états financiers intermédiaires comparatifs;

c) des états financiers comparatifs à l'égard de l'exercice complet le plus récent de la Fiducie, avec le rapport des vérificateurs qui l'accompagne;

d) des circulaires de sollicitation de procurations (à l'exception des renseignements comparables à ceux des sections de la circulaire de sollicitation de procurations de la Fiducie datée du 11 mai 2004 qui ne sont pas intégrées par renvoi dans le présent prospectus simplifié).

Toute déclaration contenue dans un document intégré ou réputé intégré aux présentes par renvoi sera réputée modifiée ou remplacée aux fins du présent prospectus simplifié dans la mesure où une déclaration qui figure aux présentes ou dans tout autre document déposé par la suite, qui est également intégré aux présentes par renvoi ou est réputé l'être, modifie ou remplace cette déclaration. Il n'est pas nécessaire que la déclaration de modification ou de remplacement indique qu'elle a modifié ou remplacé une déclaration antérieure ou inclue d'autres renseignements présentés dans le document qu'elle modifie ou remplace. L'inclusion d'une information modificatrice ou de remplacement n'est pas réputée constituer, à quelque fin que ce soit, une admission du fait qu'au moment où l'information antérieure a été faite elle constituait une information fausse ou trompeuse, une déclaration fausse d'un fait important ou une omission de déclarer un fait important qui doit être déclaré ou dont la mention est nécessaire pour éviter qu'une déclaration ne soit trompeuse à la lumière des circonstances dans lesquelles elle a été faite. Toute déclaration ainsi modifiée ou remplacée ne sera réputée faire partie du présent prospectus simplifié que dans la mesure où elle est ainsi modifiée ou remplacée.

ÉNONCÉS PROSPECTIFS

Certains énoncés figurant dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. L'utilisation de termes tels que « prévoir », « continuer », « estimer », « pouvoir » et d'autres expressions semblables vise à indiquer des énoncés prospectifs. Ces énoncés sous-entendent des risques connus, des risques inconnus, des incertitudes ainsi que d'autres facteurs qui pourraient faire en sorte que les résultats réels ou la suite des événements diffèrent de façon importante de ceux qui sont prévus dans ces énoncés prospectifs. La Fiducie est d'avis que les prévisions reflétées dans ces énoncés prospectifs sont raisonnables, mais rien ne saurait garantir que ces prévisions se révéleront exactes et on ne devrait pas se fier indûment aux énoncés prospectifs inclus ou intégrés par renvoi dans le présent prospectus. Ces énoncés sont valides uniquement à la date du présent prospectus simplifié ou à la date indiquée dans les documents qui y sont intégrés par renvoi, selon le cas. La Fiducie n'entend pas mettre à jour ces énoncés prospectifs et n'assume aucune obligation de ce faire.

TRINIDAD ENERGY SERVICES INCOME TRUST

La Fiducie

Trinidad Energy Services Income Trust est une fiducie d'investissement à capital variable non constituée en société et régie par les lois de la province d'Alberta, qui a été créée aux termes d'un acte de fiducie daté du 1er août 2002 conclu entre Trinidad et Valiant Trust Company, en sa version modifiée avec prise d'effet le 31 décembre 2003 (collectivement, l'*acte de fiducie*). La Fiducie détient la totalité des actions ordinaires émises et en circulation de Trinidad ainsi que la totalité des billets subordonnés non assortis d'une sûreté émis par Trinidad à la Fiducie (les *billets*). Les activités de la Fiducie, y compris la fourniture d'installations et de services de forage et de reconditionnement à des sociétés de production et d'exploration pétrolières et gazières exerçant des activités dans l'Ouest canadien, sont menées par Trinidad.

Le siège social et bureau principal de la Fiducie est situé au 333 – 5th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3B6.

Trinidad Drilling Ltd.

Trinidad est une entreprise d'installations de forage et de plates-formes de maintenance qui offre des services de forage à contrat au secteur pétrolier et gazier canadien. Trinidad compte actuellement un total de 38 installations de forage et de huit plates-formes de maintenance.

Trinidad a été constituée sous le régime de la loi intitulée *Business Corporations Act* (Saskatchewan) le 23 février 1996 sous la dénomination de 614651 Saskatchewan Ltd. Trinidad a modifié ses statuts pour remplacer sa dénomination par celle de Trinidad Drilling Ltd. le 9 mai 1996. Trinidad s'est prorogée en Alberta le 29 juin 1999 et, avec prise d'effet le 30 juin 1999, elle a fusionné avec 804969 Alberta Ltd. La société issue de la fusion s'est prorogée sous la dénomination de « Trinidad Drilling Ltd. ». Dans le cadre de cette fusion, Trinidad a modifié ses statuts, notamment pour y supprimer les restrictions relatives à son statut de société fermée. Les statuts de Trinidad ont de nouveau été modifiés le 11 mars 2004, pour permettre la création et l'émission, en séries, d'actions échangeables (les *actions échangeables*), y compris la série initiale d'actions échangeables (les *actions échangeables, série initiale*), et ils ont été modifiés à nouveau le 26 juillet 2004 pour permettre la création des actions échangeables, série B (les *actions échangeables, série B*).

Avec prise d'effet à la fin de son exercice 1999, Trinidad a remplacé la date de sa fin d'exercice du 30 novembre par celle du 31 décembre afin de rendre Trinidad conforme aux pratiques dominantes d'établissement de rapports financiers ayant cours dans le secteur.

En octobre 2000, Trinidad a réalisé son premier appel public à l'épargne (le *PAPE*), émettant 4,0 millions d'unités au prix de 2,50 $ l'unité. Chaque unité était constituée d'une action ordinaire de Trinidad et d'un demi-bon de souscription d'action ordinaire, chaque bon de souscription entier pouvant être exercé en vue d'obtenir une action ordinaire de Trinidad au prix d'exercice de 3,00 $ au plus tard le 11 décembre 2001. Le produit net que Trinidad a tiré du PAPE s'élevait à 9,0 millions de dollars. Les actions de Trinidad ont commencé à se négocier sous le symbole « TDG » à la TSX le 11 octobre 2000.

Le 17 septembre 2002, Trinidad a fusionné avec Trinidad Acquisition Corp. et est devenue une filiale en propriété exclusive de la Fiducie aux termes d'une réorganisation (l'*arrangement*) changeant Trinidad en fiducie de revenu, au moyen d'un plan d'arrangement aux termes de la *Business Corporations Act* (Alberta) (l'*ABCA*). Après l'arrangement, les actions ordinaires de Trinidad ont été radiées de la cote de la TSX, et la négociation des parts de fiducie à la TSX a commencé.

Le 10 mars 2004, Trinidad a constitué en société Trinidad Exchange Corp. (*Trinidad ExchangeCo*), filiale en propriété exclusive, aux termes de l'ABCA. Trinidad ExchangeCo a été constituée aux fins de faciliter l'intégration des actions échangeables dans la structure du capital de la Fiducie et de ses filiales. Trinidad ExchangeCo n'exerce pas d'activités autres que celles qui se rapportent aux actions échangeables.

Les fonctions de siège social et de bureau principal de Trinidad sont effectuées à ses bureaux situés au 333 – 5th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3B6. En outre, Trinidad maintient un bureau de chantier à Lloydminster (Alberta), une cour d'exploitation à Blackfoot (Alberta), des bureaux administratifs et une cours

d'exploitation à Calgary (Alberta) et deux bureaux administratifs à Edmonton (Alberta). Le siège social de Trinidad est situé au 855 – 2nd Street S.W., bureau 3500, Calgary (Alberta) T2P 4J8.

Trinidad est enregistrée comme société extraprovinciale pour exercer des activités au Manitoba, en Saskatchewan, en Colombie-Britannique et dans les Territoires du Nord-Ouest.

Organigramme

Le diagramme suivant illustre la structure organisationnelle simplifiée de la Fiducie, y compris la filiale importante de la Fiducie, ainsi que le mouvement des flux de trésorerie de Trinidad vers la Fiducie et de la Fiducie vers ses porteurs de parts :



Porteurs de parts
Parts de fiducie (100 %)
Distributions en espèces(3)
Trinidad Energy Services Income Trust
Flux de trésorerie de la Fiducie(1)
Actions de Trinidad (100 %)
Billets (100 %)(2)
Trinidad Drilling Ltd.

Notes :

(1) Les flux de trésorerie de la Fiducie représentent les paiements effectués par Trinidad à la Fiducie à l'égard du remboursement du capital des billets et du versement de l'intérêt sur ceux-ci. Outre ces paiements, Trinidad peut également verser un revenu de dividendes à la Fiducie.

(2) La Fiducie peut investir le remboursement du capital des billets dans des titres de Trinidad pour permettre à cette dernière de procéder à des dépenses en immobilisations.

(3) Des distributions en espèces devraient être versées aux porteurs de parts mensuellement en fonction des flux de trésorerie de la Fiducie. Voir « Politique de distribution ».

Des descriptions détaillées de l'activité de la Fiducie et de Trinidad sont fournies sous les rubriques « Description des activités de la Fiducie » et « Description générale et évolution des activités de Trinidad » dans la notice annuelle.

Le parc d'installations de forage de Trinidad (avant la réalisation de l'acquisition Jade) se détaille comme suit :

N° de l'installation	Type	Fabricant et type	Profondeur (calculée en mètres)
1	Double lourde	Rigmaster P-500	2 800
2	Double lourde	Rigmaster P-500	3 200
3	Double lourde	Rigmaster P-750	3 200
4	Double lourde	Rigmaster P-750	3 200
5	Triple	Unit 15 TMS	2 400
6	Simple	Failing 2500	1 000
7	Simple	Failing R 300	1 400
8	Rng III simple	Rigmaster P-300	1 800
9	Rng III simple	Rigmaster P-300	1 800
10	Rng III simple	Rigmaster P-300	1 800
11	Rng III simple	Rigmaster P-300	1 800
12	Rng III simple	Rigmaster P-300	1 800
13	Double lourde	TSM 7000A	3 000
14	Double lourde	Rigmaster P-600	3 000
15	Triple	Rigmaster P-850	3 500
16	Double lourde	TSM 7000A	3 200
17	Double lourde	TSM 7000	3 600
18	Double lourde	Franks 750	3 300
19	Double lourde	Alco 750	3 500
20	Triple	TSM 1200-E	5 500
21	Triple	TSM-1000	4 200
22	Double lourde	Rigmaster E-750	3 500
23	Double lourde	Rigmaster E-750	3 500
24	Double lourde	Rigmaster E-750	3 500
25	Double lourde	Rigmaster E-750	3 500
26	Double lourde	Rigmaster E-750	3 500
27	Double	Superior 300	1 700
28	Simple	Gardner Denver 3000	1 300
29	Simple	Rigmaster P300M	1 300
30	Double	Superior 300	1 800
31	Double lourde	Rigmaster P500M	2 300
32	Double	Ideco H30	2 000
33	Simple	Ideco H25	1 300
34	Double lourde	Rigmaster P500M	2 600
35	Double lourde	Alco 750	3 200
36	Triple	Continental Emsco D-2E	4 600
37	Double lourde	TSM 700	3 000
38	Triple	Rigmaster P-850	4 000

Le parc de plates-formes de maintenance de Trinidad se détaille comme suit :

N° de la plate-forme	Type	Fabricant	Profondeur (calculée en mètres)
1	Double/simple	Cardwell/Mainland	1 500
2	Double/simple	Cardwell/Mainland	1 500
3	Simple/simple	Uniflex	1 000
4	Double/simple	Cardwell/Mainland	1 500
5	Double/simple	Irontech	2 400
6	Simple/simple	Irontech	2 400
7	Double/simple	Sky Top/Brewster	2 000
8	Double/simple	Cooper	1 500

FAITS RÉCENTS

Acquisition d'actifs du groupe Jade

Convention d'achat d'actifs

Le 21 octobre 2004, Trinidad a conclu une convention d'achat d'actifs (la *convention d'achat d'actifs*) avec Jade Drilling Ltd., J.S.E. Holdings Ltd. et 285558 Alberta Ltd. (collectivement, le *groupe Jade*), sociétés fermées de l'Alberta sans lien de dépendance avec Trinidad et la Fiducie, aux termes de laquelle Trinidad a convenu d'acquérir la quasi-totalité des actifs du groupe Jade (l'*acquisition Jade*), soit 14 installations de forage et le matériel connexe, dont les tiges de forage, les pièces de rechange et d'autres articles divers en stock associés aux installations de forage, ainsi qu'un bâtiment et une cour d'exploitation à Nisky, en Alberta (les *biens immobiliers*).

Le prix d'achat (le *prix d'achat*) qui sera versé au groupe Jade aux termes de la convention d'achat d'actifs est de 87 625 000 $ (dont 71 900 000 $ sont attribués aux installations de forage, 11 975 000 $ sont attribués au matériel connexe et 3 750 000 $ sont attribués aux biens immobiliers), payable à raison de 78 862 500 $ en espèces (la *tranche en espèces*), le solde étant payable par l'émission de 937 166 parts de fiducie au prix réputé de 9,35 $, pour une valeur totale réputée de 8 762 500 $. À la clôture de l'acquisition prévue dans la convention d'achat d'actifs (la *clôture de l'opération Jade*), 8 000 000 $ de la tranche en espèces seront détenus en fiducie par les conseillers juridiques du groupe Jade, à titre de dépôt au cas où des actifs seraient manquants, ne seraient pas en bon état de fonctionnement ou seraient grevés d'une charge. À compter de la date de la clôture de l'opération Jade, Trinidad disposera de 45 jours pour inspecter ces actifs et sera remboursée par prélèvement sur ces 8 000 000 $ de la juste valeur marchande de tout actif manquant, des frais devant être engagés pour remettre tout autre actif en bon état de fonctionnement et du montant requis pour remettre à Trinidad un titre libre et franc sur ces actifs. Le solde de ces 8 000 000 $ sera payé au groupe Jade.

La convention d'achat d'actifs contient les déclarations et garanties des parties qui sont habituelles pour des opérations de cette nature et qui continueront de produire leurs effets pendant 24 mois à compter de la date de la clôture de l'opération Jade. La convention d'achat d'actifs contient également les engagements habituels pour des opérations de cette nature qui exigent que le groupe Jade exerce ses activités dans le cours normal, conformément aux pratiques adoptées par le passé, jusqu'à la date de la clôture de l'opération Jade. La convention d'achat d'actifs contient également des dispositions d'indemnisation standard, y compris des indemnisations mutuelles standard tant par Trinidad que par le groupe Jade à l'égard de toute violation importante des déclarations et garanties ou du défaut de respecter tout engagement ou toute convention importante aux termes de cette convention. Aucune réclamation en indemnisation aux termes de la convention d'achat d'actifs ne peut être faite par une des parties avant que l'ensemble de ces réclamations ne dépasse 50 000 $, et seuls les montants qui, au total, sont supérieurs à 50 000 $ feront l'objet d'une indemnisation.

Le produit net tiré du présent placement sera affecté à la tranche en espèces du prix d'achat. La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Jade, autres que le paiement de la tranche en espèces du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Jade ne se réalisera pas. Voir « Emploi du produit ». La clôture de l'acquisition Jade est également assujettie au respect des conditions habituelles pour un achat d'actifs de cette nature, dont (i) le fait que Trinidad soit satisfaite, à sa seule appréciation non restreinte, de sa vérification diligente du groupe Jade et des biens immobiliers, (ii) la cession par le groupe Jade au moment de la clôture de ses actifs à Trinidad, libres et francs de toute sûreté ou autres charges, autres que certaines charges permises, et (iii) la réception des approbations nécessaires et des consentements des tiers, dont la TSX. La convention d'achat d'actifs prévoit également que, si Trinidad n'est pas satisfaite de la vérification diligente des biens immobiliers, y compris si les biens immobiliers sont endommagés ou perdus ou si une vérification environnementale faite sur les biens immobiliers est jugée insatisfaisante par Trinidad, cette dernière a l'option de réduire le prix d'achat de 3 750 000 $ et de procéder à la clôture de l'acquisition Jade sans acquérir les biens immobiliers. Dans ces circonstances, les biens immobiliers seront loués à Trinidad pendant une période au cours de laquelle Jade Drilling Inc. sera tenue, à ses propres frais, de corriger toute irrégularité, après quoi Trinidad fera l'acquisition des biens immobiliers en contrepartie de 3 750 000 $.

À titre de condition supplémentaire de l'acquisition Jade, il est prévu que le groupe Jade ainsi que ses actionnaires, administrateurs et dirigeants concluent avec Trinidad des conventions de non-concurrence aux termes desquelles chacune d'elles s'engagera à ne pas livrer concurrence à l'entreprise de Trinidad au cours des trois années suivant la clôture de l'opération Jade.

Trinidad a convenu d'offrir un emploi à tous les employés actuels du groupe Jade, et une condition réciproque de la clôture de l'opération Jade veut que deux hauts dirigeants du groupe Jade concluent avec Trinidad des contrats d'emploi pour non-membres de la haute direction, aux termes desquels ils aideront Trinidad dans le cadre de la transition associée à la réalisation de l'acquisition Jade.

Incidence de l'acquisition Jade sur l'exploitation de la Fiducie

Les actifs qui seront acquis du groupe Jade aux termes de l'acquisition Jade comprennent 14 installations de forage (une installation de forage simple atteignant des profondeurs maximales de 1 100 mètres et 13 installations de forage doubles atteignant des profondeurs maximales de 3 000 mètres), des tiges de forage, des pièces de rechange et d'autres articles divers en stock associés aux installations de forage et les biens immobiliers.

Le parc d'installations de forage du groupe Jade se détaille comme suit :

N° de l'installation	Profondeur (mètres)	Fabricant et type
2	1 100	Wilson Super 38
3	3 000	TSM 7000A
4	3 000	TSM 7000A
5	2 200	TSM 6000
6	1 600	TSM 6000M
7	2 000	TSM 6000M
8	1 600	TSM 6000M
9	1 600	TSM 6000
10	2 000	TSM 6000A
11	2 200	TSM 6000M
12	3 000	TSM 7000A
14	3 000	TSM 7000A
15	3 000	TSM 7000A
16	3 000	TSM 7000A

Pour Trinidad, l'acquisition Jade se traduira par un parc de forage plus vaste et mieux équilibré qui répondra mieux à la demande de la clientèle actuelle de Trinidad. En outre, l'acquisition Jade élargira la clientèle actuelle de Trinidad pour y inclure des sociétés de production et d'exploration pétrolières et gazières intégrées et intermédiaires auxquelles Trinidad ne fournit pas actuellement d'équipement de forage ou de maintenance de puits. Grâce à l'ajout des installations du groupe Jade, Trinidad s'attend à connaître dans l'ensemble de meilleurs taux d'utilisation. La direction prévoit que l'acquisition Jade permettra également une meilleure efficacité au chapitre des coûts, la structure actuelle de Trinidad étant capable d'absorber l'ajout des installations du groupe Jade moyennant des augmentations minimes de ses frais généraux et administratifs actuels.

Acquisition Wilson

Le 27 juillet 2004, Trinidad a réalisé l'acquisition Wilson pour une contrepartie en espèces d'environ 19 200 000 $ et l'émission de 1 641 026 actions échangeables, série B. Chaque action échangeable de série B est échangeable, sans le versement d'une contrepartie, en une part de fiducie (sous réserve de rajustements dans certaines circonstances) pendant cinq ans à compter de la date d'émission du 27 juillet 2004. Les actions échangeables, série B ne donnent pas le droit de recevoir des distributions en espèces de la Fiducie; toutefois, le ratio d'échange pour les actions échangeables, série B est automatiquement majoré conformément à une formule préétablie pour tenir compte des distributions effectuées par la Fiducie avant l'échange des actions échangeables, série B. Les actifs acquis de Wilson aux termes de l'acquisition Wilson comprenaient deux installations doubles de forage (ayant une profondeur calculée pouvant atteindre 3 500 mètres) et deux installations triples de forage (ayant une profondeur calculée pouvant atteindre 4 700 mètres), des tiges de forage et des pièces de rechange. Pour plus de renseignements concernant l'acquisition Wilson, voir « Faits récents – Acquisition d'actifs de Wilson Drilling Ltd. » dans le prospectus de juillet.

Acquisition Arrow

Le 15 mars 2004, Trinidad a réalisé l'acquisition Arrow pour une contrepartie en espèces d'environ 26 000 000 $ et l'émission de 2 307 692 actions échangeables, série initiale, au prix de 7,80 $ l'action échangeable, série initiale. Chaque action échangeable, série initiale, est échangeable, sans le versement d'une contrepartie, en une part de

fiducie (sous réserve de rajustements dans certaines circonstances) pendant cinq ans à compter de la date d'émission du 15 mars 2004. Les actions échangeables, série initiale, ne donnent pas le droit de recevoir des distributions en espèces de la Fiducie; toutefois, le ratio d'échange pour les actions échangeables, série initiale, est automatiquement majoré conformément à une formule préétablie pour tenir compte des distributions effectuées par la Fiducie avant l'échange des actions échangeables, série initiale. Les actifs acquis d'Arrow aux termes de l'acquisition Arrow comprennent cinq installations doubles de forage (ayant une profondeur calculée de 2 600 mètres), trois installations triples de forage (ayant une profondeur calculée de 1 400 mètres), des tiges de forage et des pièces de rechange. La notice annuelle intégrée par renvoi aux présentes contient des renseignements supplémentaires concernant l'effet de l'acquisition Arrow sur les résultats d'exploitation de la Fiducie.

STRUCTURE DU CAPITAL CONSOLIDÉ

Le tableau ci-dessous présente la structure du capital consolidé de la Fiducie au 31 décembre 2003 et au 31 août 2004, compte tenu et compte non tenu du placement et de l'acquisition de Jade :

	En cours au 31 décembre 2003	En cours au 31 août 2004	En cours au 31 août 2004, compte tenu du placement et de l'acquisition de Jade [1) 2)]
Dette à long terme [3)]	42 209 522 $	51 092 905 $	55 505 402 $
Capital des porteurs de parts	79 093 121 $ (27 949 881 parts de fiducie)	135 566 633 $ (35 698 205 parts de fiducie)	218 779 133 $ (45 084 575 parts de fiducie)
Actions échangeables, série initiale [4)]	Néant	17 999 998 $ (2 307 692 actions échangeables, série initiale)	17 999 998 $ (2 307 692 actions échangeables, série initiale)
Actions échangeables, série B [5)]	Néant	12 800 000 $ (1 641 026 actions échangeables, série B)	12 800 000 $ (1 641 026 actions échangeables, série B)

Notes :

1) En supposant l'émission de 8 449 198 parts de fiducie (compte non tenu des parts de fiducie émises dans le cadre de l'acquisition de Jade) en contrepartie globale de 79 000 001 $, moins la rémunération des preneurs fermes de 3 950 000 $ et les frais de placement estimatifs de 600 000 $, pour un produit net du placement de quelque 74 450 001 $. Si l'option est exercée en entier, la Fiducie émettra 8 719 198 parts de fiducie (compte non tenu des parts de fiducie émises dans le cadre de l'acquisition de Jade) en contrepartie globale de 81 524 501 $, moins la rémunération des preneurs fermes de 4 076 225 $ et les frais estimatifs du présent placement de 600 000 $, pour un produit net estimatif de 76 848 276 $ découlant du présent placement. Se reporter à la rubrique « Mode de placement ».

2) Au 31 août 2004, 196 171 options sur actions de Trinidad étaient en cours, pouvaient être exercées à des prix se situant entre 1,58 $ et 2,25 $ la part de fiducie et venaient à échéance à diverses dates jusqu'au 24 mai 2007. Au 31 août 2004, 2 861 181 droits de Trinidad étaient en cours, pouvaient être exercés à des prix se situant entre 2,78 $ et 8,45 $ la part de fiducie et venaient à échéance à diverses dates jusqu'au 20 août 2009.

3) GE Canada Equipment Financing G.P. et la Deutsche Bank AG (les « **prêteurs** ») ont consenti à Trinidad des facilités de crédit en vertu d'un contrat d'emprunt daté du 24 décembre 2002, tel qu'il a été modifié par un accord modificateur daté du 15 juillet 2003, un second accord modificateur daté du 20 février 2004 et un troisième accord modificateur daté du 20 septembre 2004 (collectivement, le « **contrat d'emprunt** »). Les facilités de crédit consistent en une facilité de crédit à terme non renouvelable et prorogeable de 100 000 000 $, sur laquelle Trinidad avait prélevé environ 41 416 934 millions de dollars au 20 septembre 2004. Les intérêts aux termes du contrat d'emprunt sont calculés au taux des acceptations bancaires de référence majoré d'un pourcentage prescrit. La Fiducie a reconnu la priorité de la dette consentie à Trinidad par les prêteurs sur toute autre dette qui lui est due par Trinidad. Le contrat d'emprunt est garanti par un contrat de garantie (le « **contrat de garantie** »), aux termes duquel Trinidad a accordé aux prêteurs une sûreté sur tous ses biens meubles actuels et subséquemment acquis. Trinidad dispose également d'une facilité de crédit d'exploitation prorogeable et renouvelable (la « **facilité de crédit d'exploitation** ») de 25 000 000 $ datée du 15 octobre 2003 qui a été consentie par une banque canadienne (le « **prêteur** »), laquelle est garantie par une sûreté sur tous les biens meubles actuels et subséquemment acquis de Trinidad. La Fiducie a reconnu la priorité de la dette consentie à Trinidad par le prêteur sur toute autre dette qui lui est due par Trinidad. Les questions de priorité entre les prêteurs et le prêteur sont régies par une entente établissant les priorités entre les créanciers datée du 15 octobre 2003, telle qu'elle a été modifiée et reformulée le 29 septembre 2004, entre les prêteurs, le prêteur et Trinidad, dans le cadre de laquelle le prêteur a une charge de premier rang sur les comptes débiteurs de Trinidad et les prêteurs obtiennent une charge de premier rang sur tous les autres biens meubles de Trinidad.

4) Les actions échangeables, série initiale ont été émises à l'acquisition d'Arrow. Au 31 août 2004, les actions échangeables, série initiale, sont convertibles en parts de fiducie à raison de une action échangeable pour 1,04249 part de fiducie. Le ratio d'échange à l'égard des actions échangeables, série initiale, augmente au paiement par la Fiducie de distributions à l'égard des parts de fiducie en remplacement d'un paiement en espèces aux porteurs des actions échangeables, série initiale. Se reporter aux rubriques « Description générale de la structure du capital – Description des actions échangeables » de la notice annuelle, à l'exception que le droit de rachat lié à une « Opération de contrôle de Trinidad Drilling » (tel que ce terme est décrit dans la notice annuelle) a été retiré de la convention d'actionnaires conclue relativement à l'acquisition d'Arrow et intégré dans les dispositions relatives aux actions échangeables, série initiale. Il y a une part spéciale comportant droit de vote en circulation liée aux actions échangeables, série initiale représentant au départ un nombre maximal de 2 307 692 votes lors des assemblées des porteurs de parts. Cette part est assujettie à une réduction proportionnelle à l'échange d'actions échangeables, série initiale. Se reporter aux rubriques « Description générale de la structure du capital – Description des actions échangeables – Convention d'échange et de vote fiduciaire » de la notice annuelle.

5) Les actions échangeables, série B ont été émises à l'acquisition de Wilson. Au 31 août 2004, les actions échangeables, série B, sont convertibles en parts de fiducie à raison de une action échangeable, série B, pour 1,01431 part de fiducie. Le ratio d'échange à l'égard des actions échangeables, série B, augmente au paiement par la Fiducie de distributions à l'égard des parts de fiducie en remplacement d'un paiement en espèces aux porteurs des actions échangeables, série B. À l'heure actuelle, il y a une part spéciale avec droit de vote liée à l'émission des actions échangeables de série B qui, au départ, représentait un total maximal de 1 641 026 votes lors des assemblées des porteurs de parts et qui est assujettie à une réduction proportionnelle à l'échange d'actions échangeables, série B. Mis à part leur ratio d'échange actuel, les actions échangeables, série B, ont, pour l'essentiel, les mêmes caractéristiques que les actions échangeables, série initiale.

FOURCHETTE DES COURS ET VOLUME DES OPÉRATIONS SUR LES PARTS DE FIDUCIE

Les parts de fiducie actuellement en circulation sont inscrites à des fins de négociation à la TSX sous le symbole « TDG.UN ». Le tableau suivant présente les cours extrêmes et le volume des négociations sur les parts de fiducie pour les périodes indiquées, selon la TSX :

	Fourchette des cours ($)		
Période	**Haut**	**Bas**	**Volume des négociations**
2002			
Premier trimestre	1,85	1,10	381 189
Deuxième trimestre	1,80	1,21	431 601
Troisième trimestre[1]	1,46	1,74	1 261 703
Quatrième trimestre	2,20	1,65	622 526
2003			
Premier trimestre	3,00	2,01	1 242 504
Deuxième trimestre	3,93	2,55	4 076 262
Troisième trimestre	5,25	3,71	4 480 989
Quatrième trimestre	6,99	4,60	4 549 897
2004			
Premier trimestre	8,90	6,47	8 095 366
Deuxième trimestre	8,44	7,05	4 846 721
Troisième trimestre	9,38	7,44	8 774 931
Du 1er au 22 octobre	9,95	8,99	1 553 687

Note :

(1) Le 17 septembre 2002, l'arrangement a été réalisé, les actions ordinaires de Trinidad ont été radiées de la cote de la TSX et la négociation des parts de fiducie à la TSX a commencé.

Le 20 octobre 2004, dernier jour de bourse avant l'annonce du placement et de l'acquisition Jade, le cours de clôture des parts de fiducie à la TSX s'élevait à 9,60 $ et, le 22 octobre 2004, le cours de clôture s'élevait à 9,48 $.

EMPLOI DU PRODUIT

Le produit net estimatif que la Fiducie tirera du présent placement, déduction faite des frais estimatifs du présent placement, qui s'élèvent à 600 000 $, et de la rémunération des preneurs fermes, qui s'élève à 3 950 000 $, sera de 74 450 001 $ et, si l'option est levée intégralement, le produit net estimatif que la Fiducie tirera du présent placement, déduction faite des frais estimatifs du présent placement, qui s'élèvent à 600 000 $, et de la rémunération des preneurs fermes, qui s'élève à 4 076 225 $, sera de 76 848 276 $.

La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Jade, autres que le paiement de la tranche en espèces du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Jade ne se réalisera pas. Voir « Faits récents – Acquisition d'actifs du groupe Jade ».

Le produit net tiré du présent placement sera utilisé par la Fiducie pour souscrire des billets supplémentaires. Trinidad utilisera ces fonds de souscription, ainsi que les fonds qui seront tirés aux termes de la convention de prêt, au besoin, pour financer la tranche en espèces du prix d'achat de l'acquisition Jade. Voir « Faits récents – Acquisition d'actifs du groupe Jade », « Relation entre la Fiducie et un certain preneur ferme » et « Structure du capital consolidé ».

MODE DE PLACEMENT

Sous réserve des conditions d'une convention de prise ferme (la *convention de prise ferme*) conclue en date du 21 octobre 2004 par la Fiducie, Trinidad et les preneurs fermes, la Fiducie a convenu de vendre et les preneurs fermes ont convenu d'acheter de la Fiducie pour leur propre compte, chacun pour une part déterminée, le 10 novembre 2004 ou à une date ultérieure dont peuvent convenir les parties (la *date de clôture*), mais quoi qu'il en soit au plus tard le 15 novembre 2004, un total de 8 449 198 parts de fiducie, au prix de 9,35 $ par part de fiducie, pour une contrepartie totale de 79 000 001 $ payable à la Fiducie à la livraison des parts de fiducie. La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Jade, autres que le paiement du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Jade ne se réalisera pas. Voir « Faits récents – Acquisition d'actifs du groupe Jade » et « Emploi du produit ». Dans le cadre du présent placement, la Fiducie payera aux preneurs fermes une rémunération de 0,4675 $ par part de fiducie, soit une rémunération globale de 3 950 000 $. Le prix des parts de fiducie offertes aux présentes a été fixé par voie de négociation entre Trinidad, pour le compte de la Fiducie, et Raymond James Ltée, pour son compte et pour le compte des autres preneurs fermes.

La Fiducie a accordé aux preneurs fermes l'option, qui peut être levée en totalité ou en partie en tout temps jusqu'à 9 h (heure de Calgary) le jour précédant la date de clôture. Les parts de fiducie pouvant être émises à la levée de l'option sont visées par le placement aux termes du présent prospectus simplifié. Si l'option est levée intégralement, le placement total, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (avant le paiement des frais du présent placement) s'élèveront à 81 524 501 $, à 4 076 225 $ et à 77 448 276 $, respectivement.

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et du droit de clore les registres de souscription à tout moment et sans avis. Aux termes de la convention de prise ferme, les obligations des preneurs fermes sont individuelles et non conjointes. Les preneurs fermes ont la faculté de résoudre la convention de prise ferme à leur gré à la survenance de certains événements. Si un preneur ferme omet d'acheter les parts de fiducie qu'il s'est engagé à acheter, les autres preneurs fermes peuvent, mais n'y sont pas tenus, acheter ces parts de fiducie. Toutefois, les preneurs fermes sont tenus de prendre livraison de la totalité des parts offertes par le présent prospectus simplifié et d'en payer le prix s'ils en souscrivent même une seule aux termes de la convention de prise ferme (à l'exception des parts devant être émises à la levée de l'option), sous réserve de certaines exceptions. La Fiducie et Trinidad ont convenu d'indemniser les preneurs fermes et les membres de leur groupe ainsi que leurs administrateurs, dirigeants, employés et mandataires respectifs à l'égard de certaines obligations.

Trinidad, pour le compte de la Fiducie, a fait une demande visant l'inscription à la cote de la TSX des parts de fiducie placées aux termes du présent prospectus simplifié. L'inscription sera assujettie au respect par la Fiducie de toutes les exigences de la TSX.

Aux termes des instructions générales de la Commission des valeurs mobilières de l'Ontario et de l'Autorité des marchés financiers, les preneurs fermes ne peuvent, pendant la période du placement, offrir d'acheter ou acheter des parts de fiducie. Cette restriction souffre certaines exceptions, à la condition que l'offre d'achat ou l'achat ne soit pas fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou de faire monter leur cours. Ces exceptions comprennent une offre d'achat ou un achat permis aux termes des règlements et des règles de la TSX relatifs à la stabilisation du marché ou aux activités de maintien passif du marché et une offre d'achat ou un achat fait pour le compte d'un client si l'ordre du client n'a pas été sollicité pendant la période du placement, pourvu que l'offre d'achat ou l'achat n'ait pas été fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou de faire monter leur cours. Les preneurs fermes ont avisé la Fiducie que, dans le cadre du présent placement, sous réserve de ce qui précède et des lois applicables, ils peuvent effectuer des opérations visant à stabiliser ou à maintenir le cours des parts de fiducie à des niveaux autres que ceux qui pourraient se former par ailleurs sur le marché libre. Ces opérations peuvent être interrompues à tout moment.

La Fiducie a convenu de s'abstenir d'émettre des parts de fiducie supplémentaires ou des effets financiers convertibles ou échangeables en parts de fiducie, de s'engager à le faire ou d'annoncer au public son intention de le faire durant la période de 90 jours suivant la date de clôture, à moins d'avoir obtenu au préalable le consentement de Raymond James Ltée, que celle-ci ne doit pas refuser sans motif valable. Cette restriction ne s'applique pas aux régimes de propriété de parts, s'il en est, établis par la Fiducie à l'intention des administrateurs, des dirigeants ou des employés, aux parts de fiducie à émettre au groupe Jade et qui font partie du prix d'achat, ni aux actions échangeables ou aux parts de fiducie sous-jacentes à ces actions échangeables.

Les parts de fiducie offertes par les présentes n'ont pas été ni ne seront enregistrées aux termes de la Loi de 1933 ou des lois sur les valeurs mobilières d'un État et, par conséquent, elles ne peuvent être offertes ni vendues aux États-Unis ou à des personnes des États-Unis (au sens du *Regulation S* pris aux termes de la Loi de 1933) sauf dans le cadre d'opérations dispensées des exigences d'enregistrement de la Loi de 1933 et des lois sur les valeurs mobilières applicables d'un État.

En outre, pendant les 40 jours suivant le début du présent placement, l'offre ou la vente de parts de fiducie offertes par les présentes aux États-Unis par un courtier (qu'il participe ou non au présent placement) peut contrevenir aux exigences d'enregistrement de la Loi de 1933 si elle n'est pas conforme à la *Rule 144A* prise aux termes de la Loi de 1933.

DESCRIPTION DES PARTS DE FIDUCIE ET DES AUTRES TITRES

Le capital autorisé de la Fiducie est composé d'un nombre illimité de parts de fiducie et d'un nombre illimité de parts à droit de vote spécial. Au 31 août 2004, il y avait 35 698 208 parts de fiducie et deux parts à droit de vote spécial émises et en circulation. En outre, au 31 août 2004, il y avait 2 307 692 actions échangeables, série initiale et 1 641 026 actions ordinaires, série B émises et en circulation.

Chaque part de fiducie représente un intérêt bénéficiaire fractionnaire égal et indivis dans les distributions de la Fiducie (qu'il s'agisse de distributions du revenu net, des gains en capital réalisés nets ou d'autres sommes) ainsi que dans l'actif net de la Fiducie advenant la liquidation ou la dissolution de la Fiducie. Toutes les parts de fiducie en circulation à l'occasion donnent droit à des fractions égales des distributions effectuées par la Fiducie et, en cas de la liquidation ou de la dissolution de la Fiducie, de l'actif net de la Fiducie. Toutes les parts de fiducie ont un rang égal et proportionnel entre elles sans discrimination, privilège ou priorité. Chaque part de fiducie est transférable, n'est pas assujettie à des droits de conversion ou à des droits préférentiels, permet à son porteur d'exiger que la Fiducie lui rachète la totalité ou une partie des parts de fiducie qu'il détient et accorde une voix aux assemblées des porteurs de parts pour chaque part de fiducie détenue.

L'énoncé qui précède résume certaines dispositions de l'acte de fiducie. Pour un sommaire plus exhaustif des conditions de l'acte de fiducie, voir « Évolution générale de la Fiducie – L'acte de fiducie » dans la notice annuelle. On peut consulter la version intégrale de l'acte de fiducie aux bureaux de Trinidad ou en obtenir copie sur demande au secrétaire de Trinidad.

Les parts de fiducie ne représentent pas un placement dans une société par actions, et les épargnants ne devraient pas les considérer comme des *actions* de Trinidad ou de la Fiducie. Les porteurs de parts ne bénéficient pas, à ce titre, des droits prévus par la loi et qui sont normalement associés à la propriété d'actions d'une société par actions, y compris, par exemple, le droit d'intenter des recours en cas d'abus ou des actions dérivées. Le cours par part de fiducie est fonction du revenu distribuable prévu provenant de Trinidad et de la capacité de Trinidad d'avoir un effet sur la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie réagira à diverses situations du marché, y compris les taux d'intérêt, le prix des matières de base et la capacité de la Fiducie d'acquérir des éléments d'actif supplémentaires. Des changements dans les conditions du marché peuvent avoir un effet défavorable sur le cours des parts de fiducie.

Pour obtenir des renseignements supplémentaires sur les parts de fiducie, y compris sur la responsabilité limitée des porteurs de parts, les restrictions pour les porteurs de parts non-résidents, le droit de rachat au gré du porteur de parts, les assemblées des porteurs de parts et les modifications de l'acte de fiducie, voir « Évolution générale de la Fiducie – L'acte de fiducie » aux pages 6 à 14, inclusivement, de la notice annuelle. Pour plus de renseignements sur les dispositions des actions échangeables, série initiale, voir « Description générale de la structure du capital » dans la notice annuelle. Les actions échangeables, série B sont essentiellement semblables aux actions échangeables, série initiale, sauf en ce qui a trait au ratio d'échange courant.

POLITIQUE DE DISTRIBUTION

À l'heure actuelle, on prévoit que le seul revenu que recevra la Fiducie proviendra (i) de l'intérêt reçu sur le capital des billets et (ii) des dividendes reçus sur les actions ordinaires de Trinidad. La Fiducie prévoit verser aux porteurs de parts des distributions mensuelles en espèces, de l'intérêt gagné sur les billets et des dividendes, s'il en est, reçus sur les actions ordinaires de Trinidad, après les frais, s'il en est, et les rachats au comptant de parts de fiducie.

Compte tenu des conditions commerciales actuelles, le conseil d'administration de Trinidad a fixé les distributions de la Fiducie à environ 0,72 $ la part de fiducie par année ou 0,06 $ la part de fiducie par mois. Le conseil d'administration de Trinidad a l'intention de faire des distributions mensuelles stables selon les flux de trésorerie de la Fiducie annuels prévus; toutefois, le montant réel des distributions payées par la Fiducie pourra être revu par le conseil d'administration de Trinidad, compte tenu de la situation financière et de la situation des marchés de la Fiducie au moment en question.

La Fiducie a payé ou déclaré payables les distributions en espèces suivantes aux porteurs de parts, après la réalisation de l'arrangement le 17 septembre 2002 :

Date de paiement	Montant par part
2002	
15 novembre	0,03 $[(1)]
15 décembre	0,0225 $
2003	
15 janvier	0,0225 $
15 février	0,03 $
15 mars	0,03 $
15 avril	0,03 $
15 mai	0,03 $
15 juin	0,035 $
15 juillet	0,035 $
15 août	0,035 $
15 septembre	0,035 $
15 octobre	0,035 $
15 novembre	0,035 $
15 décembre	0,045 $
2004	
15 janvier	0,045 $
15 février	0,045 $
15 mars	0,045 $
15 avril	0,055 $
15 mai	0,055 $
15 juin	0,055 $
15 juillet	0,055 $
15 août	0,06 $
15 septembre	0,06 $
15 octobre	0,06 $

Notes :

(1) Compte tenu de la période de distribution initiale du 17 septembre 2002, soit la date de l'arrangement, au 31 octobre 2002.

Le 18 octobre 2004, la Fiducie a annoncé une distribution de 0,06 $ la part de fiducie payable le 15 novembre 2004 aux porteurs de parts inscrits au 31 octobre 2004. Les souscripteurs de parts de fiducie aux termes du présent placement ne seront pas admissibles à recevoir la distribution payable le 15 novembre 2004. Les souscripteurs qui réalisent leur achat de parts de fiducie auprès des preneurs fermes aux termes du présent placement et qui sont toujours les porteurs inscrits de ces parts de fiducie le 30 novembre 2004 auront droit à la distribution qui devrait être versée le 15 décembre 2004.

Les paiements de distributions antérieurs présentés ci-dessus ne sont pas garants des paiements de distributions futurs, qui pourront être revus par le conseil d'administration de Trinidad compte tenu de la situation des marchés et de la situation financière de la Fiducie au moment en question.

Le 10 décembre 2002, la Fiducie a annoncé la mise en œuvre d'un régime de réinvestissement des distributions (le *RRD*). Les participants au RRD peuvent demander le réinvestissement de leurs distributions en espèces en parts de fiducie supplémentaires. Toutes les parts de fiducie acquises dans le cadre du RRD le sont par l'intermédiaire des installations de la TSX; il n'y a aucune nouvelle émission. Le RRD est administré par Valiant Trust Company, et Raymond James Ltée se charge des achats par l'intermédiaire des installations de la TSX.

RELATION ENTRE LA FIDUCIE ET UN CERTAIN PRENEUR FERME

Valeurs mobilières TD Inc. est, directement ou indirectement, filiale en propriété exclusive d'une banque à charte canadienne qui est le prêteur d'exploitation de Trinidad à l'égard de la facilité de crédit d'exploitation. Voir la note 3 du tableau sous la rubrique « Structure du capital consolidé » pour des détails sur la facilité de crédit d'exploitation, y compris la sûreté connexe. Par conséquent, la Fiducie peut être considérée un émetteur associé à ce preneur ferme en vertu des lois sur les valeurs mobilières applicables. Le 31 août 2004, la dette impayée de Trinidad aux termes de la facilité de crédit d'exploitation s'élevait à 8 650 000 $. Trinidad respecte toutes les conditions importantes des ententes qui régissent la facilité de crédit d'exploitation. Depuis l'obtention de la facilité de crédit d'exploitation par Trinidad, la situation financière de la Fiducie et la valeur de la sûreté aux termes de la facilité de crédit d'exploitation se sont améliorées.

La décision de placer les parts de fiducie offertes par le présent prospectus simplifié et l'établissement des conditions du placement ont eu lieu par voie de négociation entre Trinidad, pour le compte de la Fiducie, et Raymond James Ltée, pour son compte et pour le compte des autres preneurs fermes. Le prêteur d'exploitation n'a pas participé à cette décision et à cet établissement mais a été informée de l'émission et de ses conditions. Par suite du présent placement, Valeurs mobilières TD Inc. recevra sa part de la rémunération des preneurs fermes.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Blake, Cassels & Graydon s.r.l., conseillers juridiques de la Fiducie et de Trinidad, et de Macleod Dixon LLP, conseillers juridiques des preneurs fermes, si la Fiducie est admissible à titre de fiducie de fonds commun de placement au sens de la *Loi de l'impôt sur le revenu* (Canada) (la *LIR*), (i) les parts de fiducie constitueront des placements admissibles aux termes de la LIR pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-études et des régimes de participation différée aux bénéfices (les *régimes exonérés*) et (ii) si la Fiducie respecte les restrictions en matière de placement de l'acte de fiducie en ce qui a trait à l'acquisition et à la détention de biens étrangers, les parts de fiducie ne constitueront pas des biens étrangers au sens de la LIR.

Il n'est pas certain que la Fiducie constituerait une « fiducie de revenu d'entreprise » ou que les parts de fiducie constitueraient un « bien de placement restreint » comme il est décrit dans les modifications proposées à la LIR annoncées par le ministre des Finances (Canada) dans le budget fédéral canadien présenté à la Chambre des communes le 23 mars 2004 (le *budget*). Aux termes des propositions du budget, certains investisseurs, y compris les fonds enregistrés de pension ou les régimes de pension agréés et les sociétés de gestion de pension, mais non les régimes exonérés, seront tenus à un impôt de pénalité à compter de 2005 à l'égard de leurs avoirs de biens de placement restreints et de parts de fiducies de revenu d'entreprise au-delà des limites décrites dans les propositions du budget. Le 18 mai 2004, le ministre des Finances (Canada) a annoncé que cette proposition du budget sera suspendue jusqu'à une consultation et un examen supplémentaires. Voir « Incidences fiscales fédérales canadiennes ».

INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Blake, Cassels & Graydon s.r.l. et de Macleod Dixon LLP (collectivement, les *conseillers juridiques*), le texte qui suit constitue un résumé général fidèle et approprié des principales incidences de l'impôt sur le revenu fédéral canadien applicables aux acheteurs de parts de fiducie émises aux termes des présentes. Ce résumé ne s'applique qu'aux personnes qui, pour les besoins de la LIR et à tout moment pertinent, résident ou sont réputées résider au Canada, détiendront les parts de fiducie à titre d'immobilisations et n'ont aucun lien de dépendance avec la Fiducie, Trinidad et les preneurs fermes. Il ne s'applique pas aux « institutions financières déterminées », aux « institutions financières » assujetties aux règles d'« évaluation à la valeur du marché » de la LIR, ni aux personnes pour qui un placement dans les parts de fiducie constituerait un « abri fiscal » ou un « abri fiscal déterminé » au sens de la LIR. En général, les parts de fiducie seront considérées comme détenues à titre d'immobilisations, à moins que le porteur de parts ne soit un négociateur ou un courtier en valeurs mobilières ou ne participe à un projet comportant un risque de caractère commercial à l'égard des parts de fiducie. Certains porteurs de parts, à l'exception des négociateurs et des courtiers en valeurs mobilières, dont les parts de fiducie pourraient par ailleurs ne pas être admissibles à titre d'immobilisations peuvent, dans certaines circonstances, avoir le droit de les rendre admissibles à ce titre en produisant le choix irrévocable relatif à la disposition de titres canadiens. Les porteurs que ce choix intéresse devraient consulter leurs conseillers fiscaux.

Le présent résumé est fondé sur les dispositions de la LIR et du *Règlement de l'impôt sur le revenu* (le *règlement*), sur toutes les propositions précises de modification de la LIR et du règlement annoncées publiquement par le ministre des Finances (Canada) avant la date des présentes (les *modifications proposées*) et sur la compréhension qu'ont les conseillers juridiques des pratiques et des politiques administratives actuelles de l'Agence du revenu du Canada. Sauf pour ce qui est des modifications proposées, ce résumé ne tient par ailleurs compte d'aucune modification projetée ou possible touchant la loi, que ce soit par voie judiciaire ou législative. Il ne prend en considération la législation fiscale d'aucune province canadienne et d'aucun territoire canadien ni d'aucun pays étranger.

La proposition du budget visant à appliquer un impôt sur le placement d'un régime de pension agréé dans des parts de fiducie au-delà de certaines limites, à moins que 90 % ou plus de la juste valeur marchande des biens de la fiducie donnée ne soient attribuables notamment à des biens immeubles, a été suspendue par le ministre des Finances (Canada) le 18 mai 2004 jusqu'à une consultation et un examen supplémentaires. Les porteurs de parts éventuels qui sont des régimes de pension agréés devraient consulter leurs propres conseillers fiscaux concernant les incidences fiscales qui s'appliquent à leur situation particulière.

Le présent résumé, de nature générale seulement, n'est pas destiné à fournir un avis fiscal à un acheteur éventuel de parts de fiducie. Comme les incidences fiscales pour un porteur en particulier dépendront de sa situation, il est fortement recommandé aux acquéreurs éventuels de consulter leurs conseillers fiscaux au sujet de leur situation fiscale particulière.

Statut de la Fiducie

Selon les déclarations de Trinidad, la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » pour les besoins de la LIR, et il est présumé dans le présent résumé qu'elle le demeurera. Le maintien de l'admissibilité requiert le respect de certaines conditions aux termes de la LIR sur une base continue, dont certaines exigences en ce qui a trait au placement des parts de fiducie et certaines restrictions visant les activités de la Fiducie. En outre, la Fiducie ne doit pas avoir été créée ni, en aucun cas, être maintenue principalement au profit de non-résidents. Aux termes des modifications proposées, à compter du 1er janvier 2005, cette dernière exigence sera modifiée pour l'exigence voulant qu'au plus 50 % (en valeur) des parts de fiducie en circulation puissent être détenues à un moment quelconque par des non-résidents, par des sociétés de personnes autres que des « sociétés de personnes canadiennes » (au sens défini dans la Loi de l'impôt) ou par toute combinaison des deux. Les conseillers juridiques ont été informés que Trinidad entend s'assurer que ces conditions demeureront respectées et que la Fiducie demeurera admissible à ce titre; cependant, si la Fiducie cesse d'être admissible, les incidences fiscales associées aux parts de fiducie différeront sensiblement de celles qui sont décrites ci-après.

Imposition de la Fiducie

Chaque année d'imposition, la Fiducie est assujettie à l'impôt sur son revenu pour l'année, y compris les gains en capital imposables réalisés nets, moins la partie qui en est payée ou payable pendant l'année aux porteurs de parts et qu'elle déduit dans le calcul de son revenu aux fins de la LIR. Une somme sera considérée comme payable au porteur de parts pendant une année d'imposition si la Fiducie la paie pendant l'année ou si le porteur de parts peut en exiger le paiement pendant l'année. L'année d'imposition de la Fiducie prendra fin le 31 décembre de chaque année.

La Fiducie sera tenue d'inclure dans son revenu pour chaque année d'imposition tous les intérêts qui courent sur les billets jusqu'à la fin de l'année ou qui lui deviennent payables ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où elle les a inclus dans le calcul de son revenu pour une année antérieure. Si la Fiducie effectue les désignations appropriées, tous les dividendes provenant de sociétés canadiennes imposables qu'elle inclurait par ailleurs dans son revenu seront réputés avoir été reçus par les porteurs de parts plutôt que par elle.

La Fiducie pourra généralement déduire annuellement les frais d'administration raisonnables engagés dans le cadre de ses activités d'investissement continues. Elle pourra déduire une partie des coûts qu'elle engage relativement à l'émission de parts de fiducie. La Fiducie peut déduire au cours d'une année d'imposition 20 % de tels frais d'émission, dans la mesure où ces frais n'étaient pas déductibles au cours d'une année d'imposition antérieure. Elle peut aussi déduire les sommes qui deviennent payables par elle aux porteurs de parts pendant l'année, dans la mesure où elle affiche un revenu net pour l'année après les inclusions et les déductions susmentionnées. Aux termes de l'acte de fiducie, une somme égale à la totalité du revenu de la Fiducie pour chaque année, majorée de la partie imposable et non imposable des gains en capital réalisés, le cas échéant, par cette dernière au cours de l'année, sera déclarée payable sous forme de distributions en espèces aux porteurs de parts, sous réserve des exceptions décrites ci-après.

Aux termes de l'acte de fiducie, le revenu reçu par la Fiducie peut être affecté au financement de rachats de parts de fiducie au comptant. L'acte de fiducie prévoit aussi d'autres cas où la Fiducie pourrait ne pas disposer de fonds suffisants pour distribuer la totalité de son revenu sous forme de distributions en espèces. Dans de tels cas, ce revenu sera payable aux porteurs de parts sous forme de parts de fiducie supplémentaires (les *parts de fiducie réinvesties*).

La Fiducie pourra, pour chaque année d'imposition, porter en diminution de ses impôts à payer (ou recevoir un remboursement à cet égard), le cas échéant, sur ses gains en capital imposables réalisés nets un montant calculé aux termes de la LIR d'après le rachat de parts de fiducie au cours de l'année (le *remboursement au titre des gains en capital*). Dans certaines circonstances, le remboursement au titre des gains en capital pour une année d'imposition peut ne pas compenser entièrement les impôts que la Fiducie doit payer pour cette année-là en raison de la distribution d'éléments d'actif de la Fiducie (les *investissements*) ou de billets émis par la Fiducie (les *billets de rachat*) au moment du rachat de parts de fiducie.

Pour les besoins de la LIR, les conseillers juridiques ont été informés que la Fiducie entend généralement déduire, dans le calcul de son revenu et de son revenu imposable, le plein montant pouvant être déduit chaque année, jusqu'à concurrence de son revenu imposable pour l'année calculé par ailleurs. En raison de telles déductions et de son droit à un remboursement au titre des gains en capital, la Fiducie ne devrait pas devoir payer un montant élevé d'impôt aux termes de la LIR. Toutefois, aucune garantie ne peut être donnée à cet égard.

Imposition des porteurs de parts

Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu tiré de biens pour les besoins de la LIR. Aucune perte de la Fiducie aux fins de la LIR ne peut être attribuée à un porteur de parts ni traitée comme une perte de celui-ci.

Le porteur de parts sera généralement tenu d'inclure dans le calcul de son revenu pour une année d'imposition la partie du revenu net de la Fiducie pour l'année d'imposition, y compris les dividendes imposables et les gains en capital imposables réalisés nets, qui lui est payée ou payable cette année-là, que le montant en cause soit payable en espèces ou sous forme de parts de fiducie réinvesties.

Si la Fiducie effectue les désignations appropriées, les parties de ses gains en capital imposables nets et de ses dividendes imposables provenant de sociétés canadiennes imposables qui sont payées ou payables au porteur de parts conserveront effectivement leur nature de gains en capital imposables et de dividendes imposables, respectivement, et seront traitées à ce titre entre les mains du porteur de parts pour les besoins de la LIR. Ces dividendes seront visés, entre autres, par les dispositions relatives à la majoration et au crédit d'impôt pour dividendes applicables aux particuliers, par l'impôt remboursable de la partie IV de la LIR applicable aux « sociétés privées » et aux « sociétés assujetties » (au sens de la LIR) et par la déduction dans le calcul du revenu imposable se rapportant aux dividendes reçus par des sociétés canadiennes imposables.

Le porteur de parts n'inclura pas la partie non imposable des gains en capital réalisés nets de la Fiducie qui lui est payée ou payable au cours d'une année dans le calcul de son revenu pour l'année. Tout autre montant dépassant le revenu net de la Fiducie qui est payé ou payable par celle-ci à un porteur de parts au cours d'une année ne sera généralement pas inclus dans le revenu de ce dernier pour l'année. Cependant, si un tel montant devient payable à un porteur de parts, sauf le produit de disposition de parts de fiducie ou de fractions de parts de fiducie, il sera porté en diminution du prix de base rajusté des parts de fiducie, détenues par ce porteur de parts (sauf dans la mesure où il a été inclus dans le revenu du porteur de parts ou représentait sa quote-part dans la partie non imposable des gains en capital nets de la Fiducie, desquels celle-ci lui a attribué la partie imposable). Si le prix de base rajusté d'une part de fiducie est inférieur à zéro, le montant négatif sera réputé constituer un gain en capital réalisé par le porteur de parts à la disposition de la part de fiducie pendant l'année où le montant négatif se produit.

Le coût initial, pour un porteur de parts, d'une part de fiducie émise aux termes des présentes correspondra à son prix de souscription et aux frais d'acquisition raisonnables. Le coût initial des parts de fiducie réinvesties émises à un porteur de parts à titre de distribution de revenu autre qu'en espèces correspondra au montant de ce revenu. La moyenne du coût initial de chacune de ces parts et du prix de base rajusté de toutes les autres parts détenues par le porteur de parts devra être établie afin de déterminer le prix de base rajusté des parts de fiducie de celui-ci.

Au moment de la disposition effective ou réputée d'une part de fiducie par un porteur de parts, ce dernier réalisera (ou subira) généralement un gain (ou une perte) en capital d'un montant égal à l'écart positif (ou négatif) entre le produit de disposition (à l'exclusion, en cas de rachat, de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans

le revenu du porteur de parts tel qu'il est décrit ci-dessus) et le total du prix de base rajusté de la part de fiducie pour le porteur de parts et des frais de disposition raisonnables. Lorsque des parts de fiducie sont rachetées et que des investissements ou des billets de rachat, ou les deux, sont émis au porteur de parts, le produit de disposition comprendra la juste valeur marchande de ces investissements et billets de rachat. Lorsqu'un porteur de parts qui est une société par actions ou une fiducie (sauf une fiducie de fonds commun de placement) dispose d'une part de fiducie, la perte en capital qu'il subit à la disposition sera généralement réduite du montant des dividendes de sociétés canadiennes imposables lui ayant été attribué antérieurement par la Fiducie, sauf dans la mesure où de tels dividendes ont été portés en diminution d'une perte subie à la disposition antérieure d'une part de fiducie. Des règles analogues s'appliquent lorsqu'une société par actions ou une fiducie (sauf une fiducie de fonds commun de placement) est membre d'une société de personnes qui dispose de parts de fiducie.

Aux termes de la LIR, le porteur de parts inclura dans son revenu aux fins de la LIR pour l'année d'imposition où survient la disposition, à titre de gain en capital imposable, la moitié de tout gain en capital qu'il a réalisé. Sous réserve de règles précises de la LIR, la moitié de toute perte en capital subie à la disposition d'une part de fiducie doit être portée en diminution des gains en capital imposables réalisés par le porteur de parts pendant l'année d'imposition où survient la disposition et peut être portée en diminution des gains en capital imposables réalisés pendant les trois années d'imposition précédentes ou toute année d'imposition ultérieure.

Le prix de base rajusté d'un investissement ou d'un billet de rachat distribué à un porteur de parts par la Fiducie au moment du rachat de parts de fiducie correspondra à la juste valeur marchande de l'investissement ou du billet de rachat au moment de la distribution, déduction faite, dans le cas d'un billet ou d'un autre titre de créance, des intérêts courus sur celui-ci. Ce porteur de parts devra inclure dans son revenu les intérêts sur le billet ou l'autre titre de créance (y compris les intérêts courus jusqu'à la date où il a acquis le billet ou l'autre titre de créance) conformément aux dispositions de la LIR. Dans la mesure où le porteur de parts doit inclure dans son revenu les intérêts courus jusqu'à la date d'acquisition du billet ou de l'autre titre de créance, il aura droit à une déduction compensatoire.

Le porteur de parts qui, durant toute l'année d'imposition en cause, est une « société privée sous contrôle canadien » au sens de la LIR peut être assujetti à un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris le revenu qui lui a été payé ou lui est devenu payable par la Fiducie pendant l'année d'imposition en cause et les gains en capital imposables découlant d'une disposition de parts de fiducie.

FACTEURS DE RISQUE

L'acquéreur éventuel de parts devrait examiner attentivement les facteurs de risque énoncés sous la rubrique « Facteurs de risque » dans la notice annuelle ainsi que les facteurs de risque qui suivent.

Modification de la loi

Le budget comprend également plusieurs propositions qui visent spécifiquement le traitement fiscal de certains porteurs de parts exonérés d'impôt de certaines fiducies de revenu. Après 2004, un impôt de pénalité est proposé pour certaines entités canadiennes exonérées d'impôt, comme les régimes de pension agréés, qui détiennent un nombre excédentaire de parts ou de titres de créance de « fiducies de revenu d'entreprise ». De manière générale, les restrictions limitent le montant total de ces avoirs à 1 % du coût de tous les biens de l'entité et limitent les avoirs de ces entités (ainsi que des entités avec lesquelles elles ne transigent pas sans lien de dépendance) à 5 % de la juste valeur marchande totale de toute catégorie de parts d'une fiducie donnée. Ces propositions ne s'appliquent pas aux régimes exonérés. Il n'est pas certain, aux fins de ces règles, que la Fiducie sera considérée une « fiducie de revenu d'entreprise » à laquelle ces restrictions s'appliqueront. Le ministre des Finances (Canada) a annoncé le 18 mai 2004 que cette proposition était suspendue jusqu'à une consultation et un examen supplémentaires. Rien ne garantit que cette suspension sera permanente ou, subsidiairement, que ces restrictions sur les « fiducies de revenu d'entreprise » s'appliqueront en leur version annoncée auparavant ou en une version modifiée.

Risques associés à l'acquisition Jade

Trinidad a convenu d'acquérir la quasi-totalité des actifs du groupe Jade grâce à l'acquisition Jade afin d'affermir sa position dans le secteur des services de forage et de créer la possibilité de réaliser certains avantages. La réalisation des avantages de l'acquisition Jade dépendra en partie de la réussite du regroupement des fonctions et de l'intégration des opérations, des procédures et du personnel d'une manière efficace et dans un délai opportun ainsi que de la capacité de Trinidad de profiter des possibilités accrues de croissance et de synergie que présente l'intégration des actifs du groupe Jade à ses opérations existantes.

PROMOTEUR

Trinidad a pris l'initiative de créer la Fiducie et de restructurer Trinidad et, par conséquent, elle peut être considérée comme le « promoteur » de la Fiducie au sens des lois sur les valeurs mobilières de certaines provinces canadiennes.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont PricewaterhouseCoopers s.r.l., Calgary (Alberta).

Valiant Trust Company à son principal établissement de Calgary (Alberta) et son bureau de sous-agence à Toronto (Ontario) fait fonction d'agent des transferts et d'agent chargé de la tenue des registres pour les parts de fiducie.

INTÉRÊTS DES EXPERTS-CONSEILS

Certaines questions d'ordre juridique concernant les titres offerts par les présentes seront examinées par Blake, Cassels & Graydon s.r.l., pour le compte de la Fiducie, et par Macleod Dixon LLP, pour le compte des preneurs fermes. À la date du présent prospectus simplifié, les associés et autres avocats de ces cabinets, chacun en tant que groupe, étaient propriétaires véritables, directement ou indirectement, de moins de un pour cent des parts de la Fiducie. Brock W. Gibson, associé chez Blake, Cassels & Graydon s.r.l., est le secrétaire de Trinidad.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité, la révision du prix, ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENTS DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du • 2004 relatif à l'émission et à la vente de 8 449 198 parts de la Fiducie (le « **prospectus** »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2003 et 2002 et sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 16 mars 2004.

Comptables agréés

Calgary (Alberta)
Le • 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du • 2004 relatif à l'émission et à la vente de 8 449 198 parts de la Fiducie (le « **prospectus** »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux administrateurs de Saturn Drilling Inc. (« **Saturn** ») portant sur le bilan de Saturn au 31 mai 2002 et sur les états des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé à cette date. Notre rapport est daté du 7 février 2003.

Comptables agréés

Calgary (Alberta)
Le • 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la «**Fiducie**») daté du • 2004 relatif à l'émission et à la vente de 8 449 198 parts de fiducie (le «**prospectus**»). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux administrateurs de Wilson Drilling Ltd. portant sur les bilans consolidés aux 31 décembre 2003 et 2002, et sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé le 31 décembre 2003 et de la période de onze mois terminée le 31 décembre 2002. Notre rapport est daté du 19 mars 2004 (le 16 juillet 2004 pour la note 13).

Nous consentons à ce que soit intégré par renvoi dans le prospectus notre rapport aux actionnaires d'Arrow Drilling Inc. portant sur les bilans aux 30 juin 2003, 2002 et 2001, et sur les états des résultats et des bénéfices non répartis et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 30 juin 2003. Notre rapport est daté du 25 juillet 2003.

Comptables agréés

Calgary, Canada
Le • 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du • 2004 relatif à l'émission et à la vente de 8 449 198 parts de la Fiducie (le « **prospectus** »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux administrateurs de Bear Drilling Ltd. (« **Bear** ») portant sur les bilans aux 30 avril 2003, 2002 et 2001, et sur les états des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 10 juillet 2003.

Comptables agréés

Edmonton (Alberta)
Le • 2004

Nous avons lu le prospectus simplifié (le « Prospectus ») de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du ____ 2004 , , se rapportant à l'émission et à la vente de 8 449 198 parts de la Fiducie. Nous avons adhéré aux normes comptables généralement reconnus au Canada en ce qui concerne l'implication d'un vérificateur dans l'offre de documents.

Nous consentons à l'utilisation, dans ledit prospectus, de nos rapports aux directeurs de Jade Drilling Inc., de J.S.E. Holdings Ltd. et de 285558 Alberta Ltd.. (le «**Groupe Jade** »), sur les bilans cumulés du Groupe Jade à date du 31 mai 2004, 2003 et 2002 ainsi que les états des résultats et bénéfices non répartis et des flux de trésorerie pour les exercices terminés à ces dates. Nos rapports sur les états financiers cumulés à date du 31 mai 2004, du 31 mai 2003 et du 31 mai 2002 étaient datés respectivement le 15 septembre 2004, le 28 mai 2004 et le 28 mai 2004.

Comptables agréés

Edmonton, Alberta

ÉTATS FINANCIERS PRO FORMA

1. États financiers consolidés pro forma de la Fiducie au 30 juin 2004 et pour le semestre terminé à cette date.

2. États financiers consolidés pro forma de la Fiducie pour la période de 12 mois terminée le 31 décembre 2003.



Trinidad Energy Services Income Trust

États financiers consolidés pro forma
(non vérifiés)
30 juin 2004 et 31 décembre 2003





Le • novembre 2004

Rapport sur la compilation

Au fiduciaire de Trinidad Energy Services Income Trust

Nous avons lu le bilan consolidé pro forma non vérifié de Trinidad Energy Services Income Trust (la « Fiducie ») au 30 juin 2004 et les états consolidés pro forma non vérifiés des résultats pour le semestre terminé à cette date et pour l'exercice terminé le 31 décembre 2003, qui se trouvent ci-joints, et nous avons mis en œuvre les procédés suivants :

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « Trinidad » avec ceux des états financiers consolidés non vérifiés de la Fiducie au 30 juin 2004 ainsi que pour le semestre terminé à cette date, et avec ceux des états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres des colonnes portant l'en-tête « Saturn » avec ceux des états financiers non vérifiés de Saturn Drilling Inc. pour la période du 1er janvier 2003 au 9 avril 2003, et nous avons constaté qu'ils concordaient.

3. Nous avons comparé les chiffres des colonnes portant l'en-tête « Bear » avec ceux des états financiers non vérifiés de Bear Drilling Ltd. pour le semestre terminé le 30 juin 2003, et nous avons constaté qu'ils concordaient.

4. Nous avons comparé les chiffres des colonnes portant l'en-tête « Arrow » avec ceux des états financiers non vérifiés d'Arrow Drilling Inc. pour la période du 1er janvier 2004 au 14 mars 2004, et avec ceux des états financiers non vérifiés d'Arrow Drilling Inc. pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

5. Nous avons comparé les chiffres des colonnes portant l'en-tête « Wilson » avec ceux des états financiers non vérifiés de Wilson Drilling Ltd. au 30 juin 2004 et pour le semestre terminé à cette date, et avec ceux des états financiers vérifiés de Wilson Drilling Ltd. pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

6. Nous avons comparé les chiffres des colonnes portant l'en-tête « Jade » avec ceux des états financiers cumulés non vérifiés de Jade Drilling Ltd. au 30 juin 2004 et pour le semestre terminé à cette date, et avec ceux des états financiers cumulés non vérifiés de Jade Drilling Ltd. pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

7. Nous avons pris des renseignements auprès de certains représentants de la société, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des ajustements pro forma;
   b) de la conformité des états financiers consolidés pro forma, à tous les égards importants sur le plan de la forme, aux lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

   Ces représentants :

   a) nous ont décrit le mode de détermination des ajustements pro forma;
   b) ont déclaré que les états financiers consolidés pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

8. Nous avons lu les notes complémentaires des états financiers consolidés pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

9. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad », « Wilson » et « Jade » au 30 juin 2004, et nous avons constaté que les montants dans la colonne portant l'en-tête « Chiffres pro forma » étaient arithmétiquement exacts.

10. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad », « Arrow », « Wilson » et « Jade » pour le semestre terminé le 30 juin 2004, et nous avons constaté que les montants dans la colonne portant l'en-tête « Trinidad, Arrow, Wilson et Jade » étaient arithmétiquement exacts.

11. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad », « Saturn », « Bear », « Arrow », « Wilson » et « Jade » pour l'exercice terminé le 31 décembre 2003, et nous avons constaté que les montants dans la colonne portant l'en-tête « Trinidad, Bear, Saturn, Arrow, Wilson et Jade » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

Comptables agréés

Calgary (Alberta)

Trinidad Energy Services Income Trust
Bilan consolidé pro forma
(non vérifiés)
30 juin 2004
(en milliers de dollars)

	Trinidad 30 juin 2004 $	Jade 30 juin 2004 $	Wilson 30 juin 2004 $	Ajustements pro forma $	Notes	Chiffres pro forma 30 juin 2004 $
Actif						
Actif à court terme						
Encaisse (découvert bancaire)	(314)	7 053	(932)	(1 872)	2 f)	3 935
Comptes débiteurs	17 711	5 473	3 964	(9 437)		17 711
Charges payées d'avance	1 170	444	97	(541)		1 170
	18 567	12 970	3 129	(11 850)		22 816
Immobilisations						
Immobilisations corporelles	163 201	25 284	18 955	75 780	2 f) g)	283 220
Acomptes sur immobilisations	7 576	-	-	-		7 576
Autres actifs	-	141	628	(769)		-
Écart d'acquisition	6 192	-	-	3 614		9 806
Frais de financement reportés	770	-	-	-		770
	196 306	38 395	22 712	66 775		323 188
Passif						
Passif à court terme						
Comptes créditeurs	11 360	12 732	6 545	(19 277)		11 360
Distributions à verser	1 779	-	-	-		1 779
Partie à court terme de la dette à long terme	10 599	-	6 243	(6 243)		10 599
	23 738	12 732	12 788	(25 520)		23 738
Dette à long terme	31 837	1 171	1 851	1 390		36 249
Emprunt à un actionnaire	-	14 504	5 369	(19 873)		-
Impôts sur les bénéfices futurs	11 094	2 874	1 463	(723)	2 g)	14 708
	66 669	31 281	21 471	(44 726)		74 695
Capitaux propres						
Capital des porteurs de parts	110 938	1 229	1	105 826	2 f) g)	217 994
Actions échangeables	18 000	-	-	12 800	2 g)	30 800
Surplus d'apport	4 702	-	-	-		4 702
Distributions cumulées	(18 531)	-	-	-		(18 531)
Bénéfices non répartis	14 528	5 885	1 240	(7 125)		14 528
	129 637	7 114	1 241	111 501		249 493
	196 306	38 395	22 712	66 775		324 188

Trinidad Energy Services Income Trust
État des résultats consolidé pro forma
(non vérifiés)
Période terminée le 31 décembre 2003
(en milliers de dollars)

	Trinidad, période de 12 mois terminée le 31 déc. 2003 $	Saturn, du 1er janv. au 9 avril 2003 $	Bear, du 1er janv. au 30 juin 2003 $	Arrow, période de 12 mois terminée le 31 déc. 2003 $	Wilson, période de 12 mois terminée le 31 déc. 2003 $	Jade, période de 12 mois terminée le 31 déc. 2003 $	Ajustements pro forma $	Notes	Trinidad, Bear, Saturn, Arrow et Wilson, 12 mois, chiffres pro forma $
Produits									
Produits d'exploitation	62 338	3 759	12 624	28 086	11 580	45 960	870	2 i)	165 217
Charges									
Charges d'exploitation	38 498	1 842	7 400	19 086	6 609	30 541	600	2 i)	104 576
Marge d'exploitation	23 840	1 917	5 224	9 000	4 971	15 419	270		60 641
Frais généraux et frais d'administration	5 502	150	309	1 408	643	3 113	39	2 i)	11 164
Rémunération à base de parts	3 427	-	-	-	-	-	-		3 427
Perte sur placements	-	-	-	-	1 969	-	(1 969)	2 b)	-
Primes de la direction	-	-	709	4 000	-	-	(4 709)	2 a)	-
Amortissement	5 825	231	1 419	1 362	1 814	3 093	3 931	2 c)	17 675
(Gain) perte à la sortie d'actifs	-	(8)	11	(25)	39	(154)	-		(137)
Intérêts débiteurs (créditeurs)	2 265	(6)	445	(17)	673	-	(163)	2 d)	3 197
Bénéfice (perte) avant impôts sur les bénéfices	6 821	1 550	2 331	2 272	(167)	9 367	3 141		25 315
Impôts sur les bénéfices									
Impôts exigibles	336	571	604	898	667	3 792	(6 107)	2 e)	761
Impôts futurs	1 886	(3)	260	6	(17)	-	7 592	2 e)	9 724
	2 222	568	864	904	650	3 792	1 485		10 485
Bénéfice net	4 599	982	1 467	1 368	(817)	5 575	1 656		14 830

Trinidad Energy Services Income Trust
État des résultats consolidé pro forma
(non vérifiés)
Semestre terminé le 30 juin 2004
(en milliers de dollars)

	Trinidad, semestre terminé le 30 juin 2004 $	Arrow, 1er janv. au 14 mars 2004 $	Wilson, semestre terminé le 30 juin 2004 $	Jade, semestre terminé le 30 juin 2004 $	Ajustements pro forma $	Notes	Trinidad, Arrow et Wilson, semestre, chiffres pro forma $
Produits							
Produits d'exploitation	49 338	8 352	6 227	23 153	-		87 046
Charges							
Charges d'exploitation	31 230	4 103	4 267	16 184	-		55 784
Marge d'exploitation	18 108	4 249	1 936	6 969	-		31 262
Frais généraux et frais d'administration	4 640	1 256	630	2 236	211	2 g)	8 973
Rémunération à base de parts	2 253	-	-	-	-		2 253
Amortissement	5 401	283	968	1 843	793	2 c)	9 288
Primes de la direction	-	-	-	8 569	(8 569)	2 a)	-
(Gain) perte à la sortie d'actifs	-	(5)	38	(423)	-		(390)
Intérêts débiteurs (créditeurs)	1 420	(10)	401	-	(264)	2 d)	1 547
Bénéfice (perte) avant impôts	4 394	2 725	(101)	(5 256)	7 829		9 591
Impôts sur les bénéfices							
Impôts exigibles	212	974	(35)	-	(780)	2 e)	371
Impôts futurs	(147)	(40)	(65)	-	1 825	2 e)	1 573
	65	934	(100)	-	1 045		1 944
Bénéfice net (perte)	4 329	1 791	(1)	(5 256)	6 784		7 647

(en milliers de dollars)

1. Mode de présentation

Les états financiers consolidés pro forma non vérifiés ci-joints (les « états pro forma ») ont été préparés pour refléter les acquisitions de certains actifs de Jade Drilling Ltd. (« Jade »), de certains actifs de Wilson Drilling Ltd. (« Wilson »), de certains actifs d'Arrow Drilling Inc. (« Arrow »), de certains actifs de Bear Drilling Ltd. (« Bear ») et de certains actifs de Saturn Drilling Inc. (« Saturn »). Les états financiers consolidés pro forma non vérifiés au 30 juin 2004 ont été préparés d'après les états financiers consolidés non vérifiés de Trinidad Energy Services Income Trust (« Trinidad ») au 30 juin 2004 et pour le semestre terminé à cette date, les états financiers non vérifiés d'Arrow pour la période du 1er janvier au 14 mars 2004, les états financiers non vérifiés de Wilson au 30 juin 2004 et pour le semestre terminé à cette date et les états financiers non vérifiés de Jade au 30 juin 2004 et pour le semestre terminé à cette date. Les états financiers consolidés pro forma non vérifiés au 31 décembre 2003 ont été préparés d'après les états financiers consolidés vérifiés de Trinidad pour l'exercice terminé le 31 décembre 2003, les états financiers non vérifiés de Saturn pour la période du 1er janvier 2003 au 9 avril 2003, les états financiers non vérifiés de Bear pour la période du 1er janvier 2003 au 30 juin 2003, les états financiers non vérifiés d'Arrow pour l'exercice terminé le 31 décembre 2003, les états financiers vérifiés de Wilson pour l'exercice terminé le 31 décembre 2003 et les états financiers cumulés vérifiés de Jade pour l'exercice terminé le 31 décembre 2003.

Les états pro forma ont été préparés par la direction. Le bilan consolidé pro forma non vérifié a été dressé pour refléter l'acquisition de certains actifs de Jade et de Wilson, tel qu'il est décrit à la note 2, comme si elle avait eu lieu le 30 juin 2004. Les états consolidés pro forma non vérifiés des résultats ont été dressés pour refléter les acquisitions décrites à la note 2, comme si elles avaient eu lieu le 1er janvier 2003. Les états pro forma ne sont pas nécessairement représentatifs des résultats futurs ni des résultats qui auraient été réellement obtenus si les opérations décrites dans les présentes avaient été conclues aux dates indiquées.

Les états pro forma ont été établis selon les mêmes conventions comptables que celles suivies lors de la préparation des états financiers consolidés vérifiés de Trinidad pour l'exercice terminé le 31 décembre 2003.

Les états pro forma doivent être lus parallèlement aux états financiers consolidés historiques de Trinidad pour l'exercice terminé le 31 décembre 2003 ainsi qu'aux notes y afférentes.De l'avis de la direction, les états pro forma comprennent tous les ajustements nécessaires pour tenir compte des acquisitions décrites à la note 2.

Trinidad Energy Services Income Trust est une entité sans personnalité morale établie en vertu des lois de la province d'Alberta, aux termes d'une déclaration de fiducie datée du 1er août 2002.

2. Hypothèses et ajustements pro forma

Les états financiers pro forma tiennent compte des hypothèses et des ajustements suivants :

a) Les charges liées aux primes ont été réduites, tel qu'il est présenté dans le tableau ci-dessous, de façon à éliminer les primes versées à la direction.

	30 juin 2004	**31 décembre 2003**
	$	**$**
Jade	(8 569)	-
Bear	-	(709)
Arrow	-	(4 000)
	(8 569)	(4 709)

b) La perte sur les placements a été réduite, comme il est présenté dans le tableau ci-dessous, de façon à éliminer les pertes subies par les filiales détenues par Wilson qui n'ont pas été acquises dans le cadre de l'opération d'achat.

	30 juin 2004	**31 décembre 2003**
	$	**$**
Wilson	-	(1 969)
	-	(1 969)

c) La charge d'amortissement a été modifiée, tel qu'il est présenté dans le tableau ci-dessous, pour tenir compte du remplacement de la méthode de l'amortissement dégressif de Saturn, de Bear, d'Arrow et de Wilson par la méthode de l'amortissement proportionnel au rendement, conformément à la convention comptable suivie par Trinidad à l'égard des immobilisations, et de l'augmentation prise en compte dans le coût d'acquisition.

	30 juin 2004	**31 décembre 2003**
	$	**$**
Jade	315	1 959
Wilson	80	447
Arrow	398	1 377
Saturn	-	164
Bear	-	(16)
	793	3 931

d) Au 30 juin 2004, la facilité de crédit de Trinidad consistait en une facilité non réductible de 65,0 M$ détenue par G.E. Capital. Trinidad a prélevé un montant supplémentaire d'environ 5,9 M$, qui a servi à financé l'acquisition de Saturn, ainsi qu'un montant supplémentaire de 16,5 M$, qui a servi à financer l'acquisition de Bear. Trinidad a aussi prélevé un montant supplémentaire d'environ 4,4 M$, qui a servi à financer l'acquisition de Jade. Les intérêts débiteurs ont été augmentés ou réduits comme suit pour tenir compte de l'augmentation ou de la diminution de la dette, comme si cette augmentation ou cette diminution avait eu lieu en date du 1er janvier 2003.

	30 juin 2004 $	**31 décembre 2003 $**
Augmentation des intérêts débiteurs liée à l'acquisition de Saturn	-	104
Augmentation des intérêts débiteurs liée à l'acquisition de Bear	-	134
Augmentation des intérêts débiteurs liée à l'acquisition d'Arrow	10	17
Augmentation des intérêts débiteurs liée à l'acquisition de Wilson	(401)	(673)
Augmentation des intérêts débiteurs liée à l'acquisition de Jade	127	255
	(264)	(163)

e) L'incidence sur la charge d'impôts sur les bénéfices exigibles se présente comme suit :

	30 juin 2004 $	**31 décembre 2003 $**
Saturn		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Saturn	-	10
(Diminution) de la charge d'impôts exigibles attribuable à la structure de fiducie	-	(571)
	-	(561)
Bear		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Bear	-	47
(Diminution) de la charge d'impôts exigibles attribuable à la structure de fiducie	-	(604)
	-	(557)
Arrow		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition d'Arrow	25	101
(Diminution) de la charge d'impôts exigibles attribuable à la structure de fiducie	(974)	(898)
	(949)	(797)
Wilson		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Wilson	36	72
(Diminution) augmentation de la charge d'impôts exigibles attribuable à la structure de fiducie	35	(667)
	71	(595)
Jade		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Wilson	98	195
(Diminution) augmentation de la charge d'impôts exigibles attribuable à la structure de fiducie	-	(3 792)
	98	(3 597)
	(780)	(6 107)

Il est présumé que les impôts en espèces supplémentaires qui auraient autrement été exigibles par suite des ajustements pro forma au bénéfice ont été éliminés au moyen des réclamations fiscales supplémentaires et des distributions aux porteurs de parts déductibles aux fins de l'impôt.

La charge d'impôts sur les bénéfices futurs a été ajustée, selon le taux d'imposition en vigueur, pour tenir compte de l'incidence fiscale des ajustements pro forma au bénéfice, comme suit :

	30 juin 2004	**31 décembre 2003**
	$	**$**
Jade	988	3 030
Wilson	3	1 422
Arrow	834	1 794
Saturn	-	473
Bear	-	873
	1 825	7 592

f) Le prix d'achat de Jade se répartit comme suit :

	$
Immobilisations corporelles	87 625
Financé comme suit :	
Nouveaux capitaux amassés, déduction faite des frais d'émission	74 450
Parts de fiducie émises au vendeur	8 763
Financement par emprunt	4 412
	87 625

La date de clôture prévue du placement est le 10 novembre 2004, date à laquelle Trinidad devrait acquérir certaines immobilisations corporelles de Jade. Le placement vise l'émission de 8 449 198 parts de fiducie au prix de 9,35 $ chacune. Les principaux actionnaires acquerront une tranche supplémentaire de 937 166 parts d'une valeur totale de 8,76 M$.

g) Le prix d'achat de Wilson se répartit comme suit :

	$
Immobilisations corporelles	32 394
Écart d'acquisition	3 614
Impôts sur les bénéfices futurs	(3 614)
	32 394
Financé comme suit :	
Nouveaux capitaux amassés, déduction faite des frais d'émission	19 594
Actions échangeables	12 800
	32 394

Le 27 juillet 2004, Trinidad a acquis certaines immobilisations corporelles de Wilson. Le prix d'une part offerte en vertu du placement a été établi à 7,80 $. Les principaux actionnaires de Wilson ont acquis une participation en actions échangeables représentant 40 % du prix d'achat.

Les actions échangeables sont convertibles en parts de fiducie en tout temps (au gré du porteur). Les actions échangeables consisteront en une nouvelle série d'actions échangeables qui ne sont pas émises dans le public et dont le ratio d'échange sera de 1 : 1 au moment de l'émission. Les actions échangeables ne sont pas admissibles aux distributions.

Un montant supplémentaire en espèces de 4,25 M$ a été réuni au moyen de l'opération de financement et a été ajouté au fonds de roulement. Par suite

Par suite des ajustements pro forma, des frais généraux et frais d'administration de 211 000 $, attribuables à une filiale exclue de l'opération d'achat, ont été éliminés.

h) La répartition du prix d'achat d'Arrow se présente comme suit :

	$
Immobilisations corporelles	44 438
Écart d'acquisition	6 192
Impôts sur les bénéfices futurs	(6 192)
	44 438
Financé comme suit :	
Nouveaux capitaux amassés, déduction faite des frais d'émission	26 438
Actions échangeables	18 000
	44 438

Le 15 mars 2004, Trinidad a acquis certaines immobilisations corporelles d'Arrow.

i) La répartition du prix d'achat de Bear se présente comme suit :

	$
Immobilisations corporelles	41 000
Financé comme suit :	
Nouveaux capitaux amassés au moyen d'un placement privé, déduction faite des frais d'émission	24 454
Financement par emprunt	16 546
	41 000

Les ajustements pro forma tiennent compte des résultats d'exploitation de Bear pour la période du 1er juillet 2003 au 15 juillet 2003, y compris des produits de 870 000 $, des charges d'exploitation de 600 000 $ et des frais généraux et frais d'administration de 39 000 $. Le 15 juillet 2003, Trinidad a acquis certaines immobilisations corporelles de Bear.

j) La répartition du prix d'achat de Saturn se présente comme suit :

	$
Immobilisations corporelles	16 650
Financé comme suit :	
Nouveaux capitaux amassés, déduction faite des frais d'émission	10 860
Financement par emprunt	5 790
	16 650

Le 9 avril 2003, Trinidad a acquis certaines immobilisations corporelles de Saturn.

3. Flux de trésorerie pro forma liés à l'exploitation

Les flux de trésorerie pro forma liés à l'exploitation s'établissent comme suit pour le semestre terminé le 30 juin 2004 et la période de 12 mois terminée le 31 décembre 2003.

	30 juin 2004 $	31 décembre 2003 $
Bénéfice net de la période	7 647	14 830
Ajouter (déduire) les éléments hors caisse		
Amortissement	9 288	17 675
Impôts sur les bénéfices futurs	3 381	9 724
Rémunération à base de parts	2 253	3 427
Perte (gain) à la sortie d'actifs	(390)	(137)
Flux de trésorerie liés à l'exploitation	22 179	45 519

Trinidad affecte les flux de trésorerie provenant de l'exploitation au versement des distributions aux porteurs de parts, au paiement des dépenses en capital de croissance et au remboursement de la dette.

Les lecteurs doivent savoir que les flux de trésorerie liés à l'exploitation n'ont pas de définition normalisée en vertu des PCGR; cependant, Trinidad calcule les flux de trésorerie liés à l'exploitation de la même manière pour chaque période considérée. Les données pro forma ne constituent pas une projection des résultats futurs. Les résultats réels de Trinidad pour les périodes futures différeront des prévisions, et cet écart pourrait être important.

4. Nombre moyen pondéré pro forma de parts en circulation

Le nombre moyen pondéré pro forma de parts en circulation a été établi d'après les parts de Trinidad en circulation au 30 juin 2004 et au 31 décembre 2003 et les options sur actions de Trinidad en cours à ces dates, auxquelles s'ajoutent les parts de fiducie supplémentaires émises relativement aux acquisitions de Saturn, de Bear, d'Arrow, de Wilson et de Jade.

Aux fins de l'établissement des états pro forma, les parts en circulation se présentent comme suit :

	30 juin 2004 $	31 décembre 2003 $
Parts de Trinidad en circulation au début de la période, résultat de base	27 949 881	10 558 474
Nombre moyen pondéré de parts émises au cours de la période	140 623	816 508
Parts émises relativement à l'acquisition de Saturn	-	4 615 385
Parts émises relativement à l'acquisition de Bear par voie de placement privé	-	7 222 222
Parts émises relativement à l'acquisition d'Arrow	4 096 154	4 096 154
Parts émises relativement à l'acquisition de Wilson	3 298 707	3 298 707
Parts émises relativement à l'acquisition de Jade	9 386 364	9 386 364
Nombre pro forma de parts en circulation, résultat de base	44 871 729	39 993 814

5. Actions échangeables pro forma

Les actions échangeables sont convertibles en parts de fiducie en tout temps (au gré du porteur). Les actions échangeables consisteront en une nouvelle série d'actions échangeables qui ne sont pas émises dans le public et dont le ratio d'échange sera de 1 : 1 au moment de l'émission. Les actions échangeables sont convertibles en parts de fiducie en tout temps pendant une période de cinq ans à compter de l'émission selon un ratio d'échange qui est ajusté chaque fois que Trinidad procède à une distribution aux porteurs de parts. Les actions échangeables ne sont pas admissibles aux distributions.

	30 juin 2004 $	31 décembre 2003 $
Actions échangeables émises, série initiale – achat d'Arrow	2 307 692	2 307 692
Actions échangeables émises, série B – achat de Wilson	1 641 026	1 641 026
	3 948 718	3 948 718

6. Bénéfice net par part pro forma

Le bénéfice net par part pro forma se présente comme suit :

	30 juin 2004 $	31 décembre 2003 $
De base 1)	0,16	0,34
Dilué 2)	0,15	0,34

1) Le résultat de base par part est calculé d'après le nombre moyen pondéré pro forma de parts en circulation au 30 juin 2004, soit 48 820 447 parts (43 942 532 parts au 31 décembre 2003), qui comprend le nombre pro forma d'actions échangeables.

2) Le résultat dilué tient compte d'une tranche supplémentaire de 850 433 parts au 30 juin 2004 (275 758 parts supplémentaires au 31 décembre 2003) découlant de l'effet dilutif des droits et des options accordés aux employés et aux administrateurs conformément à la méthode du rachat d'actions.

ÉTATS FINANCIERS DE JADE GROUP

1. États financiers vérifiés de Jade Group à date du 31 mai 2004, 2003 et 2002 pour les exercices terminés à ces dates.

2. États financiers non vérifiés de Jade Group à date du 31 août 2004 pour les trois mois terminés à cette date.

Jade Group of Companies
États financiers cumulés
le 31 mai 2004

Aux directeurs de Jade Group of Companies:

Nous avons vérifié le bilan cumulé de Jade Group of Companies (la « Compagnie ») établi le 31 mai 2004 ainsi que les états cumulés des résultats et des bénéfices non répartis, les flux de trésorerie et les tableaux complémentaires afférents pour l'exercice clos à cette date. La responsabilité de ces états financiers cumulés incombe à la direction de la Compagnie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers cumulés en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues au Canada. Ces normes exigent que vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondage des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend aussi l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers cumulés donnent, à tous les égards importants, une image fidèle la situation financière de la Compagnie au 31 mai 2004 ainsi que les résultats de son exploitation et de ses flux de trésorerie pour l'exercice clos le 31 mai 2004 selon les principes comptables généralement reconnus au Canada.

Notre rapport précédent, daté du 15 septembre 2004, est annulé comme c'est indiqué dans la note 2.


Meyers Norris Penny LLP

Edmonton, Alberta

Le 15 septembre 2004 (sauf pour la note 2 qui date du 21 octobre 2004)

Comptables agréés

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

	2004	*2003*
Actif		
Courant		
Espèces et quasi-espèces *(Note 3)*	**8 802 614**	2 775 860
Dépôts à terme	**130 968**	127 224
Comptes débiteurs	**4 833 740**	4 586 213
Charges payées d'avance et dépôts	**466 585**	352 657
	14 233 907	7 841 954
Investissements (valeur marchande 154 800 $; 2003 – 41 700 $)	**44 001**	44 001
Immobilisations corporelles *(Note 4)*	**25 081 166**	23 699 603
Valeur de rachat des contrats d'assurance-vie	**97 089**	71 131
	39 456 163	31 656 689

à suivre à la prochaine page

Les notes afférentes font partie intégrante des états financiers cumulés

Jade Group of Companies
Bilan cumulé
établi le 31 mai 2004

	2004	*2003*
Passif		
Courant		
Comptes créditeurs et comptes de régularisation	**5 015 444**	2 560 778
Impôts payables sur le produit	**11 814**	25 378
Plan de participation aux bénéfices payables aux employés	**8 559 000**	-
Gratifications payables	**19 000**	2 616 000
Tranche de la dette à long terme à moins d'un an *(Note 5)*	**1 141 380**	1 941 138
Tranche du billet remboursable sur demande	-	34 681
Tranche du montant remboursable aux actionnaires *(Note 6)*	**1 300 000**	646 000
	16 046 638	7 823 975
Emprunts à terme remboursable sur demande *(Note 5)*	**82 808**	1 220 964
	16 129 446	9 044 939
Dette à long terme *(Note 5)*	**40 577**	-
Remboursable aux actionnaires *(Note 6)*	**12 910 250**	12 947 260
Produit comptabilisé d'avance *(Note 7)*	**309 032**	591 900
Avances d'une compagnie affiliée *(Note 8)*	**443 000**	443 000
Impôts futurs sur le produit *(Note 11)*	**3 281 775**	2 873 886
Actions privilégiées *(Note 9)*	**973 000**	973 000
	34 087 080	26 873 985
Avoir des actionnaires		
Capital-actions *(Note 10)*	**277 198**	277 198
Bénifices non répartis	**5 091 885**	4 505 506
	5 369 083	4 782 704
	39 456 163	31 656 689

Approuvé par les actionnaires

____________________ **« Brian Banks »** ____________________ **« Craig Banks »**

Les notes afférentes font partie intégrante des états financiers cumulés

Jade Group of Companies
Bilan cumulé des résultats et des bénéfices non répartis
pour l'exercice terminé le 31 mai 2004

	2004	2003
Produit d'exploitation des tours de forage et des camps	**48 379 727**	37 219 583
Charges d'exploitation des tours de forage et des camps *(Tableau complémentaire 1)*	**35 615 498**	30 818 360
Bénéfice brut	**12 764 229**	6 401 223
Bénéfice brut exprimé en pourcentage du produit d'exploitation des tours de forage et des camps	*26,4 %*	*17,2 %*
Frais généraux et frais d'administration *(Tableau complémentaire 2)*	**3 621 267**	2 894 618
Produit d'exploitation	**9 142 962**	3 506 605
Autres produits (charges)		
Charges de dividendes sur les actions privilégiées avec responsabilité	**-**	(2 768)
Intérêt	**46 888**	49 299
Perte sur change	**(23 853)**	-
Gratifications aux gestionnaires	**(38 000)**	(2 636 100)
Plan de participation aux bénéfices payables aux employés	**(8 559 000)**	-
Autres bénéfices	**238 948**	235 281
Produits de cession des immobilisations corporelles	**221 922**	333 707
	(8 113 095)	(2 020 581)
Produit avant impôts	**1 029 867**	1 486 024
Provision pour impôts *(Note 11)*		
Courants	**20 483**	43 857
Futurs	**407 889**	541 189
	428 372	585 046
Produit net	**601 495**	900 978
Bénifices non répartis, au début de l'exercice	**4 505 506**	3 604 528
Impôts remboursables payés	**(15 116)**	-
Bénifices non répartis, à la fin de l'exercice	**5 091 885**	4 505 506

Les notes afférentes font partie intégrante des états financiers cumulés

Jade Group of Companies
États cumulés des flux de trésorerie
pour l'exercice terminé le 31 mai 2004

	2004	*2003*
Argent provenant de (utilisé pour) ce qui suit		
Activités d'exploitation		
Argent reçu des clients	**48 088 277**	36 022 213
Argent payé aux fournisseurs	**(15 924 398)**	(16 509 892)
Argent payé aux employés	**(20 382 056)**	(20 770 258)
Intérêt reçu	**46 888**	49 299
Dividendes payees sur les actions privilégiées	**-**	(2 768)
Intérêt payé	**(101 616)**	(258 301)
Impôts payés	**(49 163)**	(64 355)
	11 677 932	(1 534 062)
Activités financières		
Remboursement d'emprunts à long terme remboursables sur demande	**(1 808 058)**	(1 691 814)
Avances sur dette à long terme	**54 118**	306 833
Remboursement de dette à long terme	**(143 397)**	(163 436)
Remboursement de billet remboursable sur demande	**(34 681)**	(64 595)
Avances reçues des actionnaires	**1 499 793**	3 870 217
Remboursement des avances reçues des actionnaires	**(882 803)**	(398 000)
	(1 315 028)	1 859 205
Activités d'investissement		
Achats d'immobilisations corporelles	**(4 609 002)**	(2 711 076)
Produit de la cession des immobilisations corporelles	**302 554**	358 214
Investissement en dépôts à terme	**(3 744)**	-
Remboursement net de dépôts à terme	**-**	2 274 674
Augmentation dans la valeur de rachat d'assurance-vie	**(25 958)**	(32 983)
	(4 336 150)	(111 171)
Augmentation des réserves en argent	**6 026 754**	213 972
Ressources en argent au début de l'exercice	**2 775 860**	2 56 ,888
Ressources en argent à la fin de l'exercice *(Note 3)*	**8 802 614**	2 775 860

1. Nature des opérations

Jade Group of Companies (la « Compagnie ») est composé de Jade Drilling Inc., J.S.E. Holdings Ltd. et 285558 Alberta Ltd. L'entreprise primaire de la Compagnie, c'est le forage des puits de pétrole et de gaz et la location de roulottes de camp dans l'Ouest du Canada.

Les états financiers cumulés comprennent les bilans des personnes morales ci-dessus, lesquelles sont contrôlées directement ou indirectement par un propriétariat en commun.

2. Conventions comptables

Les états financiers cumulés ont été préparés conformément aux principes comptables généralement reconnus au Canada, sauf pour les cas expliqués ci-dessous; ils comprennent les conventions comptables de base qui suivent :

Espèces et quasi-espèces

Les ressources en espèces comprennent l'argent comptant et les titres négociables ayant un terme à échéance de trois mois ou moins.

Dépôts à terme

Les dépôts à terme ont une échéance de plus de trois mois; ils sont enregistrés à la moindre de deux valeurs : le coût ou la valeur marchande.

Investissements

Les investissements à long terme sont des placements de portefeuille enregistrés au prix coûtant, moins toute provision pour insuffisance de capital autre que temporaire. Ils ont été classés comme investissements à long terme conformément à la nature du placement.

Immobilisations corporelles

Les immobilisations corporelles sont initialement enregistrées au prix coûtant. L'amortissement est établi par des méthodes et à des taux qui visent à amortir le coût des immobilisations corporelles au cours de leur durée d'utilisation prévue. Les tours de forage ont une valeur de récupération de 400 000 $.

	Méthode	Taux
Bâtiments	linéaire	2,5 %
Matériel automobile	dégressif	30 %
Équipement d'ordinateurs	dégressif	20 %
Tours et équipement de forage	dégressif et linéaire	10-20 %
Autre équipement	dégressif	20 %
Roulottes de camp	dégressif et linéaire	10-30 %

On fixe l'amortissement à la moitié des taux ci-dessus pour l'exercice dans lequel les immobilisations corporelles sont achetées et mises en service. On n'enregistre aucun amortissement pour l'exercice dans lequel on les met hors service.

Pour l'exercice dans lequel on les met hors service, la valeur comptable des immobilisations corporelles en question n'est pas soustraite de la valeur des immobilisations corporelles lorsqu'il est difficile d'établir ladite valeur comptable. . Dans le rapport des vérificateurs émis le 28 mai 2004, on signala que cette politique n'était pas conforme aux principes comptables généralement reconnus au Canada. L'effet de cette politique a maintenant été quantifié; celle-ci n'a aucun effet important sur les états financiers cumulés.

Les impôts futurs sur le produit

La Compagnie emploie la méthode de l'actif et passif pour comptabiliser les impôts futurs sur le produit. Suivant cette méthode, on enregistre les actifs et passifs pour les impôts futurs sur le produit selon les différences temporaires entre la valeur comptable des postes du bilan financier et les assiettes fiscales qui y correspondent. De plus, on reconnaît les avantages futurs des actifs d'impôt (y compris les pertes qui n'ont pas encore servi à réduire les impôts) sujets à une provision pour moins-value, selon la probabilité que ces avantages futurs seront enfin réalisés. On établit la valeur des actifs et passifs d'impôt en employant les tarifs d'impôt en vigueur et les lois qui seront probablement en vigueur au moment du remboursement ou de la réalisation desdits actifs ou passifs.

Constatation des produits

Les produits d'exploitation des tours de forage sont comptabilisés selon la méthode du pourcentage d'achèvement distribué au prorata des jours d'opération. Lorsqu'une estimation de perte sur un contrat peut être établie raisonnablement, ladite estimation de perte est portée au débit du compte des produits de l'année.

Les produits des contrats de location sont comptabilisés d'avance sur toute la durée du contrat. On calcule la réalisation des produits en se basant sur le nombre de jours de service de la tour dans l'année, divisé par le nombre total de jours établis dans le contrat de location.

Incertitude des mesures (utilisation d'estimations)

La préparation des états financiers conformément aux principes comptables généralement reconnus au Canada exige que les gestionnaires établissent des hypothèses et des estimations qui influent sur le montant rapporté des actifs et passifs et sur la déclaration des actifs et passifs éventuels au moment des états financiers, et sur les montants rapportés des produits et des charges durant l'exercice. L'amortissement est fondé sur l'estimation des gestionnaires quant à la durée économique des immobilizations corporelles. Les comptes débiteurs sont déclarés suite à l'évaluation de la possibilité de recouvrement, et une provision appropriée est établie au besoin pour les comptes douteux.

Ces estimations et hypothèses sont réexaminées de temps en temps, et à mesure que les ajustements s'avèrent necessaires, ceux-ci sont déclarés dans le produit des exercices au cours desquels ils paraissent.

Information sectorielle

La direction considère que toutes les activités courantes de la Compagnie sont menées dans un secteur d'opérations, à savoir, les services à l'industrie du pétrole et du gaz. Toutes les activités et toutes les immobilisations corporelles de la Compagnie sont localisées en un secteur géographique : le Canada. En conséquence, nulle autre divulgation sectorielle n'est requise.

3. Espèces et quasi-espèces

	2004	*2003*
Espèces	**7 285 501**	1 666 640
Fonds du marché monétaire	**1 517 113**	1 109 220
	8 802 614	2 775 860

4. Immobilisations corporelles

	Coût	*Amortissement accumulé*	*2004 Valeur comptable nette*	*2003 Valeur comptable nette*
Terrains	**177 352**	**-**	**177 352**	177 352
Bâtiments	**1 301 667**	**207 670**	**1 093 997**	1 126 539
Équipement automobile	**507 381**	**215 769**	**291 612**	353 170
Équipements d'ordinateur	**15 499**	**14 892**	**607**	759
Tours et équipements de forage	**42 338 410**	**23 436 344**	**18 902 066**	20 081 142
Autres équipements	**720 474**	**459 843**	**260 631**	280 435
Roulottes de camp	**2 979,181**	**1 194,471**	**1 784 710**	1 680 206
	48 039 964	**25 528 989**	**22 510 975**	23 699 603
Tours de forage en voie de construction	**2 570 191**	**-**	**2 570 191**	-
	50 610 155	**25 528 989**	**25 081 166**	23 699 603

Le coût estimé pour achever les tours de forage en voie de construction se chiffre à 2 400 000 $
Au cours de l'exercice, la Compagnie a enregistré 3 146 807 $ (2003 – 3 039 197 $) en amortissement des immobilisations corporelles.

5. Dette à long terme

	2004	*2003*
Emprunt à terme remboursable sur demande, à payer par mensualités de 96 750 $ y compris l'intérêt au taux préférentiel plus 0,75 %, avec échéance en juin 2005	**1 210 647**	2 274 164
Emprunt remboursable sur demande, taux d'intérêt 8,05 %, remboursé en septembre 2003	-	372 266
Emprunt remboursable sur demande, taux d'intérêt 8,05 %, remboursé en septembre 2003	-	372 275
Finning International Inc., ne portant pas intérêt, remboursé en novembre 2003	-	64 509
Finning International Inc., ne portant pas intérêt, remboursé en novembre 2003	-	78 888
Emprunt de General Motors Acceptance Corporation à payer par mensualités de 1 128 $, ne portent pas intérêt, garanti par des équipements automobiles d'une valeur comptable nette de 45 858 $, avec échéance en mai 2008	**54 118**	-
	1 264 765	3 162 102
Moins: tranche de la dette à long terme échéant à moins d'un an	**1 141 380**	1 941 138
Moins: emprunts à terme payables sur demande	**82 808**	1 220 964
	40 577	-

Supposant que toute dette à long terme est sujette aux conditions contractuelles de remboursement, on estime comme suit les remboursements de capital de la dette à long terme pour chacun des quatre prochains exercices :

2005	1 141 380
2006	96 350
2007	13 542
2008	13 493

L'emprunt à terme remboursable sur demande est garanti par :

(a) un accord de garantie générale portant sur l'ensemble de l'actif de la Compagnie;
(b) une débenture de 950 000 $ qui stipule une charge fixe de premier rang sur des terrains d'une valeur enregistrée de 177 352 $ et des bâtiments d'une valeur comptable nette de 1 093 997 $ et une charge flottante sur tout autre bien immobilier actuel ou acquis à l'avenir;
(c) la remise des demandes de règlement de de la part des porteurs d'actions ordinaires de Jade Drilling Inc.;
(d) la cession d'assurances protégeant les équipements de forage de la Compagnie; et
(e) une cession d'assurance-vie sur les porteurs d'actions ordinaires de Jade Drilling Inc.

L'emprunt à terme remboursable sur demande est sujet à certaines conventions financières portant sur le fonds de roulement, les ratios d'endettement, les ratios de service de la dette, la diminution des avoirs des actionnaires et l'achat des immobilisations corporelles. La Compagnie était en conformité avec lesdites conventions le 31 mai 2004.

6. Remboursable aux actionnaires

Des avances de 11 362 190 $ (2003 – 11 002 371 $) reçues des actionnaires sont garanties par des accords de garantie générale portant sur tout l'actif de la Compagnie; lesdites avances ne portent pas intérêt et ne comportent aucune modalité de paiement. Les avances qui restent ne sont pas garanties. Les actionnaires ont convenu que 1 300 000 $ sera remboursé au cours du prochain exercice et ils ont renoncé au droit de demande de remboursement du reliquat. En conséquence, le reste des avances a été classée comme étant à long terme.

7. Produit comptabilisé d'avance

La Compagnie a un contrat de location de cinq ans pour l'appareil de forage # 15. En 2002, la Compagnie a reçu 1 000 000 $ en paiement anticipé de son engagement contractuel. Ce montant est reconnu comme produit en considération des jours d'exploitation de l'appareil au cours de l'exercice. Dans l'exercice courant, la somme de 282 868 $ (2003 -- 224 300 $) a été reconnue comme produit.

8. Avances d'une compagnie affiliée

Des avances reçues de CK-2 Holdings Ltd., la compagnie mère de J.S.E. Holdings Ltd., ne portent pas intérêt ni modalités de paiement et ne sont pas garanties. La compagnie affiliée a indiqué qu'elle ne cherchera pas à obtenir de remboursement desdites avances durant le prochain exercice; en conséquence, ces avances sont classées comme étant à long terme.

9. Actions privilégiées

Le capital-actions autorisé comprend un number illimité d'actions privilégiées de Classe B sans droit de vote. Ces actions donnent droit à des dividendes non-cumulatifs jusqu'à concurrence de 10 % de leur valeur de remboursement (établie chaque année par les directeurs), remboursable par la Compagnie au prix de 973 $ l'action, et rachetable au gré du détenteur. Le 31 mai 2004, 1 000 actions de Classe B étaient émises et en circulation (2003 – 1 000 actions).

10. Capital-actions

Autorisé

Jade Drilling Inc.:
Un nombre illimité d'actions ordinaires de Classe A avec droit de vote

J.S.E. Holdings Ltd.:
Un nombre illimité d'actions ordinaires de Classe A avec droit de vote

Un nombre illimité d'actions ordinaires de Classe B sans droit de vote

285558 Alberta Ltd.:
Un nombre illimité d'actions ordinaires de Classe A avec droit de vote

Un nombre illimité d'actions ordinaires de Classe B sans droit de vote

Émis

	2004	*2003*
Jade Drilling Inc.:		
100 actions de Classe A	**100**	100
J.S.E. Holdings Ltd.:		
Une (1) action de Classe A	**250**	250
1 000 actions de Classe B	**100**	100
	350	350
285558 Alberta Ltd.:		
Une (1) action de Classe A	**1**	1
276 747 actions de Classe B	**276 747**	276 747
	276 748	276 748
	277 198	277 198

11. Impôts sur le produit

La provision pour les impôts sur le produit est faite à un taux d'imposition effectif qui diffère des taux d'impôt légalement établis pour les corporations, et ce, pour les raisons qui suivent :

	2004	*2003*
Taux d'impôt sur les sociétés établi par les gouvernements fédéral et provincial	**35,79 %**	38,21 %
Provision pour les impôts sur le produit prévue selon le taux ci-dessus	**368 589**	567 810
Augmentation (réduction) résultant de :		
Éléments non-déductibles et écarts premanents	**35 450**	45 040
Taxes sur le capital	**-**	38 231
Différences résultant de taux établis ultérieurement et autres	**24 333**	(66 035)
Provision concrète pour les impôts sur le produit	**428 372**	585 046

12. Régime collectif d'épargne pour la retraite

Jade Drilling Inc. a un régime collectif d'épargne pour la retraite pour ses gérants de tours de forage et ses employés administratifs. Le régime est comptabilisé conformément à la méthode de comptabilité des régimes de retraite à cotisations déterminées. Les frais pour l'exercice terminé le 31 mai 2004 se chiffraient à 154 000 $ (2003 – 112 020 $).

13. Opérations entre apparentés

Un montant de 974 $ (2003 – 6 715 $) en intérêt versé à un actionnaire sur un billet payable sur demande est inclus dans l'intérêt sur la dette à long terme et sur les emprunts à terme remboursables sur demande. Le billet a été remboursé au cours de l'exercice.

14. Effets financiers

Dans le cadre de ses opérations, la Compagnie maintient un certain nombre d'effets financiers, y compris les espèces et quasi-espèces, les dépôts à terme, les comptes débiteurs, les investissements, les comptes créditeurs et les produits à recevoir, les gratifications payables, le plan de participation aux bénéfices payables aux employés, la dette à long terme, remboursable aux actionnaires, les avances de la compagnie affiliée et les actions privilégiées. Les gestionnaires sont de l'opinion que la Compagnie ne s'expose pas à des risques importants qui se rapportent aux intérêts, aux devises, ou aux crédits, et qui pourraient découler de ces effets financiers, sauf les exceptions qui seront divulguées.

La concentration des crédits

Les effets financiers qui pourraient exposer la Compagnie à des risques associés à la concentration des crédits consistent surtout en des comptes clients. Les risques associés à la concentration des crédits surgissent lorsqu'un groupe de clients manifestent une caractéristique semblable, de sorte que des changements dans les conditions économiques ou autres pourraient vraisemblablement avoir un effet commun sur leur capacité de respecter leurs obligations. La Compagnie dépend considérablement des clients qui oeuvrent dans l'industrie du pétrole et du gaz; en conséquence, ses comptes débiteurs sont exposés à des risques de concentration de crédit. La compagnie tente de minimiser ces risques en réservant ses services aux clients jugés dignes de crédit. Le 31 mai 2004, huit clients étaient redevables de 85 % des comptes débiteurs de la Compagnie (six clients pour 84 % en 2003).

Juste valeur des effets financiers

La valeur comptable des espèces et quasi-espèces, des dépôts à terme, des comptes débiteurs, des comptes créditeurs et produits à recevoir, des gratifications payables et du plan de participation aux bénéfices payables aux employés est sensiblement égale à leur juste valeur à cause du court terme de ces effets.

La juste valeur des investissements de la Compagnie dans les titres offerts au public est fondée sur les cours du marché, lorsque ceux-ci sont disponibles, ou bien sur les cours d'investissements semblables.

Les principes comptables généralement reconnus au Canada exigent la divulgation de renseignements concernant la juste valeur de tout effet financier, sauf lorsque les contraintes de frais et de temps rendent trop difficile l'établissement fiable desdits renseignements. Parce qu'il était impossible d'obtenir des renseignements pertinents et fiables sur leur juste valeur, la Compagnie n'a pas divulgué ces renseignements par rapport aux sommes remboursables aux actionnaires, aux avances de la compagnie affiliée et aux actions privilégiées.

La juste valeur de l'emprunt à terme remboursable sur demande et à taux d'intérêt flottant est sensiblement la même que sa valeur comptable, puisque le taux d'intérêt varie avec le taux préférentiel. La juste valeur de l'emprunt ne portant pas intérêt est estimée à 48 030 $ en utilisant les flux monétaires actualisés fondés sur les taux courants demandés par les banques à charte pour l'organisation d'emprunts semblables.

Risque relatif au taux d'intérêt

L'emprunt à terme remboursable sur demande (Note 5) porte un taux d'intérêt qui varie avec le taux préférentiel, ce qui expose la Compagnie à un risque associé aux fluctuations du taux d'intérêt.

15. Crédit renouvelable d'exploitation

Le 31 mai 2004, la Compagnie disposait d'un accréditif renouvelable totalisant 4 millions de dollars, sur lequel elle n'a rien retiré. Toute retraite effectuée sur l'accréditif est remboursable sur demande et porte un taux d'intérêt égal au taux préférentiel plus 0,65 %.

La Compagnie disposait aussi, à la meme date, de deux accréditifs renouvelables à taux d'intérêt variable, totalisant ensemble 6 millions de dollars, sur lesquels, encore, elle n'a rien retiré. Toute retraite sur cesdits accréditifs est remboursable sur demande et porte un taux d'intérêt égal au taux préférentiel plus 0,75 %.

Jade Group of Companies

Tableau complémentaire 1 – Tableau cumulé des frais d'exploitation des tours de forage et des camps

pour l'exercice terminé le 31 mai, 2004

	2004	*2003*
Amortissement – roulottes de camp	**217 734**	205 979
Amortissement – tours de forage	**2 630 077**	2 562 947
Location de camps, réparations, approvisionnement (restauration)	**225 480**	575 987
Prestations aux employés	**851 983**	673 107
Location de matériel	**540 014**	423 290
Carburant	**3 273 271**	2 615 838
Assurances	**275 139**	262 388
Frais divers	**404 639**	435 058
Réparations et maintien	**8 176 253**	7 117 235
Déplacements des tours de forage	**300 893**	586 960
Impôts et licences	**96 494**	78 370
Matériel de transport	**280 581**	316 574
Voyages et subsistance	**3 488 285**	2 678 822
Clé-en-main	**-**	5 599
Salaires	**14 854 655**	12 280 206
	35 615 498	30 818 360

Jade Group of Companies

Tableau complémentaire 2 – Tableau cumulé des frais généraux et des frais d'administration

pour l'exercice terminé le 31 mai 2004

	2004	*2003*
Réclames et promotions	**187 208**	226 494
Amortissement	**298 996**	270 271
Matériel roulant	**82 536**	81 476
Impôts et licences d'affaires	**36 946**	38 813
Communications	**38 913**	35 318
Honoraires de consultation	**11 916**	7 126
Assurances	**122 309**	74 877
Intérêt et frais bancaires	**52 060**	75 236
Intérêt sur la dette à long terme et sur les emprunts à terme remboursables sur demande	**101 616**	258 301
Bureau	**296 001**	246 516
Honoraires professionnels	**161 178**	23 649
Location	**12 950**	12 558
Salaires et prestations	**2 040 418**	1 362 480
Atelier et parc	**162 176**	168 892
Voyages et frais de réception	**16 044**	12 611
	3 621 267	2 894 618

Jade Group of Companies
États financiers cumulés
le 31 mai 2003

Aux directeurs de Jade Group of Companies:

Nous avons vérifié le bilan consolidé de Jade Group of Companies (la « Compagnie ») établi le 31 mai 2003 ainsi que les états cumulés des résultats et des bénéfices non répartis, les flux de trésorerie et les tableaux complémentaires afférents pour l'exercice terminé à cette date. La responsabilité de ces états financiers cumulés incombe à la direction de la Compagnie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers cumulés en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues au Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers cumulés donnent, à tous les égards importants, une image fidèle de la situation financière de la Compagnie au 31 mai 2003 ainsi que les résultats de son exploitation et de ses flux de trésorerie pour l'exercice clos le 31 mai 2003 selon les principes comptables généralement reconnus au Canada.

Notre rapport précédent, daté du 28 mai 2004, est annulé comme c'est indiqué dans la note 2.



Edmonton, Alberta

Comptables agréés

Le 28 mai 2004 (sauf pour la note 2, qui date du 21 octobre 2004)

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

	2003	*2002 (retraité)*
Actif		
Courant		
Espèces et quasi-espèces *(Note 4)*	**2 775 861**	2 561 890
Dépôts à terme	**127 224**	2 401 898
Comptes débiteurs	**4 586 213**	3 377 863
Charges payés d'avance et dépôts	**352 657**	82 574
	7 841 955	8 424 225
Immobilisations corporelles *(Note 5)*	**23 699 603**	24 052 231
Investissements (valeur marchande 41 700 $; 2002 – 69 260 $)	**44 001**	44 001
Valeur de rachat des contrats d'assurance-vie	**71 131**	38 148
	31 656 690	32 558 605

à suivre à la prochaine page

	2003	*2002 (retraité)*
Passif		
Courant		
Comptes créditeurs et comptes de régularisation	**2 560 779**	2 700 904
Impôts payables sur le produit	**25 378**	45 877
Gratifications payables	**2 616 000**	6 434 365
Tranche de la dette à long terme à moins d'un an *(Note 6)*	**1 941 138**	1 705 191
Tranche du billet remboursable sur demande *(Note 7)*	**34 681**	64 595
Tranche du montant remboursable aux actionnaires *(Note 9)*	**646 000**	398 000
	7 823 976	11 348 932
Emprunts à terme remboursables sur demande *(Note6)*	**1 220 964**	3 005 328
Billet remboursable sur demande *(Note 7)*	-	34 681
	9 044 940	14 388 941
Produit comptabilisé d'avance *(Note 8)*	**591 900**	816 199
Payable aux actionnaires *(Note 9)*	**12 947 260**	9 723 043
Avances d'une compagnie affiliée *(Note 10)*	**443 000**	443 000
Impôts futurs sur le produit *(Note 13)*	**2 873 886**	2 332 696
Actions privilégiées *(Note 11)*	**973 000**	973 000
	26 873 986	28 676 879
Avoir des actionnaires		
Capital-actions *(Note 12)*	**277 198**	277 198
Bénifices non répartis	**4 505 506**	3 604 528
	4 782 704	3 881 726
	31 656 690	32 558 605

Approuvé par les actionnaires

______________________ **« Brian Banks »** ______________________ **« Craig Banks »**

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Bilan cumulé des résultats et des bénéfices non répartis
pour l'exercice terminé le 31 mai 2003

	2003	*2002 (retraités)*
Produit d'exploitation des tours de forage et des camps	**37 219 583**	35 556 635
Charges d'exploitation des tours de forage et des camps *(Tableau complémentaire 1)*	**30 818 360**	24 933 571
Bénéfice brut	**6 401 223**	10 623 064
Bénéfice brut exprimé en pourcentage du produit d'exploitation des tours de forage et des camps	*17,2 %*	*29,9 %*
Frais généraux et frais d'administration *(Tableau complémentaire 2)*	**2 894 618**	3 289 915
Produits d'exploitation	**3 506 605**	7 333 149
Autres produits (charges)		
Charges de dividendes sur les actions privilégiées avec responsabilité *(Note 11)*	**(2 768)**	(3 076)
Intérêt	**49 299**	57 241
Dividendes	**-**	1 025
Gratifications aux gestionnaires	**(2 636 100)**	(6 434 365)
Autres bénéfices	**235 281**	72 134
Produits de cession des immobilisations corporelles	**333 707**	64 219
	(2 020 581)	(6 242 822)
Produit avant impôts	**1 486 024**	1 090 327
Provision pour (recouvrement d') impôts *(Note 13)*		
Courants	**43 857**	(68 697)
Futurs	**541 189**	434 949
	585 046	366 252
Produit net	**900 978**	724 075
Bénéfices non répartis au début de l'exercice, tel que déclaré plus tôt	**3 139 912**	2 606 977
Changement dans les conventions comptables *(Note 3)*	**464 616**	273 476
Bénéfices non répartis au début de l'exercice, tel que retraité	**3 604 528**	2 880 453
Bénifices non répartis, à la fin de l'exercice	**4 505 506**	3 604 528

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
États cumulés des flux de trésorerie
pour l'exercice terminé le 31 mai 2003

	2003	*2002 (retraités)*
Argent provenant de (utilisé pour) ce qui suit		
Activités d'exploitation		
Argent reçu des clients	**36 021 867**	38 029 866
Argent payé aux fournisseurs	**(16 509 547)**	(14 477 048)
Argent payé aux employés	**(20 770 258)**	(19 589 914)
Intérêt reçu	**49 299**	57 241
Dividendes reçus	**-**	1 025
Dividendes payés sur les actions privilégiées	**(2 768)**	(3 076)
Intérêt payé	**(258 301)**	(301 306)
Impôts recouvrés (payés)	**(64 355)**	25 095
	(1 534 063)	3 741 883
Activités financières		
Avances sur dette à long terme	**306 833**	-
Remboursement de dette à long terme	**(163 436)**	-
Avances sur emprunts à terme remboursables sur demande	**-**	4 000 000
Remboursements d'emprunts à terme remboursables aur demande	**(1 691 814)**	(1 364 432)
Remboursement de billet remboursable sur demande	**(64 595)**	(58 723)
Avances reçues des actionnaires	**3 870 217**	2 939 031
Remboursement des avances reçues des actionnaires	**(398 000)**	(100 000)
	1 859 205	5 415 876
Activités d'investissement		
Achats d'immobilisations corporelles	**(2 711 076)**	(6 355 361)
Produit de la cession des immobilisations corporelles	**358 214**	201 887
Investissement en dépôts à terme	**-**	(2 181 994)
Remboursement net de depots à terme	**2 274 674**	-
Augmentation dans la valeur de rachat d'assurance-vie	**(32 983)**	(38 148)
	(111 171)	(8 373 616)
Augmentation des réserves en argent	**213 971**	784 143
Ressources en argent au début de l'exercice	**2 561 890**	1 777 747
Ressources en argent à la fin de l'exercice *(Note 4)*	**2 775 861**	2 561 890

The accompanying notes are an integral part of these financial statements

1. Nature des opérations

Jade Group of Companies (la « Compagnie ») est composé de Jade Drilling Inc., J.S.E. Holdings Ltd. et 285558 Alberta Ltd. L'entreprise primaire de la Compagnie, c'est le forage des puits de pétrole et de gaz et la location de roulottes de camp dans l'Ouest du Canada.

Les états financiers cumulés comprennent les bilans des personnes morales ci-dessus, lesquelles sont contrôlées directement ou indirectement par un propriétariat en commun.

2. Conventions comptables

Les états financiers cumulés ont été préparés conformément aux principes comptables généralement reconnus au Canada, sauf pour les cas expliqués ci-dessous; ils comprennent les conventions comptables de base qui suivent :

Espèces et quasi-espèces

Les ressources en espèce comprennent l'argent comptant et les titres négociables ayant un terme à échéance de trois mois ou moins.

Dépôts à terme

Les dépôts à terme ont une échéance de plus de trois mois; ils sont enregistrés à la moindre de deux valeurs : le coût ou la valeur marchande.

Investissements

Les investissements à long terme sont des placements de portefeuille enregistrés au prix coûtant, moins toute provision pour insuffisance de capital autre que temporaire. Ils ont été classés comme investissements à long terme conformément à la nature du placement.

Immobilisations corporelles

Les immobilisations corporelles sont initialement enregistrées au prix coûtant. L'amortissement est établi par des méthodes et à des taux qui visent à amortir le coût des immobilisations corporelles au cours de leur durée d'utilisation prévue. Les tours de forage ont une valeur de récupération de 400 000 $.

	Méthode	Taux
Bâtiments	linéaire	2,5 %
Matériel automobile	dégressif	30 %
Équipement d'ordinateurs	dégressif	20 %
Tours et équipement de forage	dégressif et linéaire	10-20 %
Autre équipement	dégressif	20 %
Roulottes de camp	dégressif et linéaire	10-30 %

On fixe l'amortissement à la moitié des taux ci-dessus pour l'exercice dans lequel les immobilisations corporelles sont achetées et mises en service. On n'enregistre aucun amortissement pour l'exercice dans lequel on les met hors service.

Pour l'exercice dans lequel on les met hors service, la valeur comptable des immobilisations corporelles en question n'est pas soustraite de la valeur des immobilisations corporelles lorsqu'il est difficile d'établir ladite valeur comptable. Dans le rapport des vérificateurs émis le 28 mai 2004, on signala que cette politique n'était pas conforme aux principes comptables généralement reconnus au Canada. L'effet de cette politique a maintenant été quantifié; celle-ci n'a aucun effet important sur les états financiers cumulés.

2. Conventions comptables de base *(suite de la page précédente)*

Les impôts futurs sur le produit

La Compagnie emploie la méthode de l'actif et passif pour comptabiliser les impôts futurs sur le produit. Suivant cette méthode, on enregistre les actifs et passifs pour les impôts futurs sur le produit selon les différences temporaires entre la valeur comptable des postes du bilan financier et les assiettes fiscales qui y correspondent. De plus, on reconnaît les avantages futurs des actifs d'impôt (y compris les pertes qui n'ont pas encore servi à réduire les impôts) sujets à une provision pour moins-value, selon la probabilité que ces avantages futurs seront enfin réalisés. On établit la valeur des actifs et passifs d'impôt en employant les tarifs d'impôt en vigueur et les lois qui seront probablement en vigueur au moment du remboursement ou de la réalisation desdits actifs ou passifs.

Constatation des produits

Les produits d'exploitation des tours de forage sont comptabilisés selon la méthode du pourcentage d'achèvement distribué au prorata des jours d'opération. Lorsqu'une estimation de perte sur un contrat peut être établie raisonnablement, ladite estimation de perte est portée au débit du compte des produits de l'année.

Incertitude des mesures (utilisation d'estimations)

La préparation des états financiers conformément aux principes comptables généralement reconnus au Canada exige que les gestionnaires établissent des hypothèses et des estimations qui influent sur le montant rapporté des actifs et passifs et sur la déclaration des actifs et passifs éventuels au moment des états financiers, et sur les montants rapportés des produits et des charges durant l'exercice. L'amortissement est fondé sur l'estimation des gestionnaires quant à la durée économique des immobilisations corporelles. Les comptes débiteurs sont déclarés suite à l'évaluation de la possibilité de recouvrement, et une provision appropriée est établie au besoin pour les comptes douteux.

Ces estimations et hypothèses sont réexaminées de temps en temps, et à mesure que les ajustements s'avèrent necessaires, ceux-ci sont déclarés dans le produit des exercices au cours desquels ils paraissent.

Information sectorielle

La direction considère que toutes les activités courantes de la Compagnie sont menées dans un secteur d'opérations, à savoir, les services à l'industrie du pétrole et du gaz. Toutes les activités et toutes les immobilisations corporelles de la Compagnie sont localisées en un secteur géographique : le Canada. En conséquence, nulle autre divulgation sectorielle n'est requise.

3. Changement dans les conventions comptables

Impôts futurs

Le 1er juin 2002, la Compagnie a adopté de façon rétroactive les recommandations de l'Institut canadien des comptables agréés sur la façon de comptabiliser les impôts sur le produit. Selon ces recommandations, on comptabilise les impôts sur le produit en employant la méthode de l'actif et passif, comme l'indique la description dans la Note 2. Auparavant la Compagnie avait comptabilisé les impôts en utilisant la formule du report d'impôt fixe. Les chiffres comparatifs de l'exercice précédent ont été retraités afin de refléter ce changement. On estime que le changement aura, sur l'exercice courant, l'effet de réduire réduire les impôts de 70 000 $.

Le fait d'adopter la méthode de l'actif et passif pour comptabiliser les impôts a eu l'effet sur l'exercice précédent de réduire les impôts reportés de 2 797 312 $, d'augmenter le passif des impôts futurs de 2 332 696 $, d'augmenter les bénéfices non répartis au début de l'exercice de 273 476 $, et d'augmenter le produit net de 191 140 $. L'effet cumulatif au 1er juin 2002 fut d'augmenter les bénéfices non répartis au début de l'exercice, tel qu'indiqué ci-dessus, de 464 616 $.

4. Espèces et quasi-espèces

	2003	*2002*
Espèces	**1 666 640**	1 474 629
Fonds du marché monétaire	**1 109 221**	1 087 261
	2 775 861	2 561 890

5. Immobilisations corporelles

	Coût	*Amortissement accumulé*	*2003 Valeur comptable nette*	*2002 Valeur comptable nette*
Terrains	**177 352**	**-**	**177 352**	177 352
Bâtiments	**1 301 667**	**175 128**	**1 126 539**	1 159 080
Équipement automobile	**478 381**	**125 661**	**353 170**	4 135
Équipements d'ordinateur	**15 499**	**14 740**	**759**	949
Tours et équipements de forage	**40 776 409**	**20 695 267**	**20 081 142**	20 962 405
Autres équipements	**698 392**	**417 957**	**280 435**	297 178
Roulottes de camp	**2 979,181**	**1 194,471**	**1 784 710**	1 680 206
	46 112 093	**22 412 490**	**23 699 603**	24 052 231

Au cours de l'exercice, la Compagnie a enregistré 3 039 197 $ (2002 – 2 859 582 $) en amortissement des immobilisations corporelles.

6. Dette à long terme

	2003	*2002*
Emprunt à terme remboursable sur demande, à payer par mensualités de 96 750 $ y compris l'intérêt au taux préférentiel plus 0,75 %, avec échéance en juin 2005	**2 274 164**	3 274 102
Emprunt remboursable sur demande,à payer par mensualités de 32 600 $ y compris l'intérêt à 8,05 %, avec échéance en mai 2004	**372 266**	718 204
Emprunt remboursable sur demande,à payer par mensualités de 32 600 $ y compris l'intérêt à 8,05 %, avec échéance en mai 2004	**372 275**	718 213
Finning International Inc., contrat de vente ne portant pas intérêt, à payer par mensualités de 10 751 $, garanti par materiel d'une valeur comptable nette de 109 650 $, avec échéance en novembre 2003	**64 509**	-
Finning International Inc., contrat de vente ne portant pas intérêt, à payer par mensualités de 13 148 $, garanti par materiel d'une valeur comptable nette de 134 096 $, avec échéance en novembre 2003	**78 888**	-
	3 162 102	4 710 519
Moins: tranche de la dette à long terme	**1 941 138**	1 705 191
Moins: emprunts à terme payables sur demande	**1 220 964**	3 005 328
	-	-

Supposant que toute dette à long terme est sujette aux conditions contractuelles de remboursement, on estime comme suit les remboursements de capital de la dette à long terme pour chacun des trois prochains exercices :

2004	1 941 138
2005	1 118 159
2006	102 805

Les emprunts à terme remboursable sur demande sont garantis par :

(a) un accord de garantie générale portant sur l'ensemble de l'actif de la Compagnie;
(b) une débenture de 950 000 $ qui stipule une charge fixe de premier rang sur des terrains d'une valeur enregistrée de 315 000 $ et des bâtiments d'une valeur comptable nette de 1 126 539 $ ainsi qu'une charge flottante sur tout autre bien immobilier actuel ou acquis à l'avenir;
(c) la remise des demandes de règlement de de la part des porteurs d'actions ordinaires de Jade Drilling Inc.;
(d) la cession d'assurances protégeant les équipements de forage de la Compagnie; et
(e) une cession d'assurance-vie sur les porteurs d'actions ordinaires de Jade Drilling Inc.

Les emprunts à terme remboursables sur demande sont sujets à certaines conventions financières portant sur le fonds de roulement, les ratios d'endettement, les ratios de service de la dette, la diminution des avoirs des actionnaires et l'achat des immobilisations corporelles. La Compagnie était en conformité avec lesdites conventions le 31 mai 2003.

Après la fin de l'exercice, la Compagnie a effectué des remboursements de capital par sommes forfaitaires totalisant 540 000 $ sur les emprunts à taux fixe remboursables sur demande.

7. Billet remboursable sur demande

.	*2003*	*2002*
Billet remboursable sur demande à un actionnaire de la Compagnie, remboursable par mensualités de 5 943 $ y compris l'intérêt à 10,00 %, avec échéance en novembre 2003, sans garantie	**34 681**	99 276
Moins: tranche du billet remboursable sur demande	**34 681**	64 595
	-	34 681

Un montant de 6 715 $ (2002 – 12 588 $) en intérêt payé à l'actionnaire sur le billet remboursable sur demande est compris dans l'intérêt sur la dette à long terme et sur les emprunts à terme remboursables sur demande.

8. Produit comptabilisé d'avance

La Compagnie a un contrat de location de cinq ans pour l'appareil de forage # 15. En 2002, la Compagnie a reçu 1 000 000 $ en paiement anticipé de son engagement contractuel. Ce montant est reconnu comme produit en considération des jours d'exploitation de l'appareil au cours de l'exercice. Dans l'exercice courant, la somme de 224 299 $ (2003 – 183 801 $) a été reconnue comme produit.

9. Remboursable aux actionnaires

Des avances de 11 002 371 $ (2002 – 8 094 884 $) reçues des actionnaires sont garanties par des accords de garantie générale portant sur tout l'actif de la Compagnie; lesdites avances ne portent pas intérêt et ne comportent aucune modalité de paiement. Les avances qui restent ne sont pas garanties. Les actionnaires ont convenu que 646 000 $ sera remboursé au cours du prochain exercice et ils ont renoncé au droit de demande de remboursement du reliquat. En conséquence, le reste des avances a été classée comme étant à long terme.

10. Avances d'une compagnie affiliée

Des avances reçues de CK-2 Holdings Ltd., la compagnie mère de J.S.E. Holdings Ltd., ne portent pas intérêt ni modalités de paiement et ne sont pas garanties. La compagnie affiliée a indiqué qu'elle ne cherchera pas à obtenir de remboursement desdites avances durant le prochain exercice; en conséquence, ces avances sont classées comme étant à long terme.

11. Actions privilégiées

Le capital-actions autorisé comprend un number illimité d'actions privilégiées de Classe B sans droit de vote. Ces actions donnent droit à des dividendes non-cumulatifs jusqu'à concurrence de 10 % de leur valeur de remboursement (établie chaque année par les directeurs), remboursable par la Compagnie au prix de 973 $ l'action, et rachetable au gré du détenteur. Le 31 mai 2003, 1 000 actions de Classe B étaient émises et en circulation (2002 – 1 000 actions).

Au cours de l'exercice, des dividendes de 2 768 $ (2002 – 3 076 $) ont été payés aux détenteurs d'actions privilégiées. Le bilan cumulé enregistre ces dividendes au passif du présent exercice.

12. Capital-actions

Autorisé

Jade Drilling Inc.:
Un nombre illimité d'actions ordinaires de Classe A avec droit de vote

J.S.E. Holdings Ltd.:
Un nombre illimité d'actions ordinaires de Classe A avec droit de vote

Un nombre illimité d'actions ordinaires de Classe B sans droit de vote

285558 Alberta Ltd.:
Un nombre illimité d'actions ordinaires de Classe A avec droit de vote

Un nombre illimité d'actions ordinaires de Classe B sans droit de vote

Émis

	2003	*2002*
Jade Drilling Inc.:		
100 actions de Classe A	**100**	100
J.S.E. Holdings Ltd.:		
Une (1) action de Classe A	**250**	250
1 000 actions de Classe B	**100**	100
	350	350
285558 Alberta Ltd.:		
Une (1) action de Classe A	**1**	1
276 747 actions de Classe B	**276 747**	276 747
	276 748	276 748
	277 198	277 198

13. Impôts sur le produit

La provision pour les impôts sur le produit est faite à un taux d'imposition effectif qui diffère des taux d'impôt légalement établis pour les corporations, et ce, pour les raisons qui suivent :

	2003	*2002*
Taux d'impôt sur les sociétés établi par les gouvernements fédéral et provincial	**38,21 %**	40,71 %
Provision pour les impôts sur le produit prévue selon le taux ci-dessus	**567 810**	443 862
Augmentation (réduction) résultant de : :		
Éléments non-déductibles et écarts premanents	**45 040**	11 727
Taxes sur le capital	**38 231**	30 374
Différences résultant de taux établis ultérieurement et autres	**(66 035)**	(119 711)
Provision concrète pour les impôts sur le produit	**585 046**	366 252

14. Régime collectif d'épargne pour la retraite

Jade Drilling Inc. a un régime collectif d'épargne pour la retraite pour ses gérants de tours de forage et ses employés administratifs. Le régime est comptabilisé conformément à la méthode de comptabilité des régimes de retraite à cotisations déterminées. Les frais pour l'exercice terminé le 31 mai 2003 se chiffraient à 112 020 $ (2003 – 90 927 $).

15. Opérations entre apparentés

Un montant de 15 000 $, dû d'un actionnaire, est comptabilisé dans les comptes débiteurs. Le reliquat ne porte pas intérêt et doit être remboursé au cours du prochain exercice.

16. Effets financiers

Dans le cadre de ses opérations, la Compagnie maintient un certain nombre d'effets financiers, y compris les espèces et quasi-espèces, les dépôts à terme, les comptes débiteurs, les investissements, les comptes créditeurs et les produits à recevoir, les gratifications payables, la dette à long terme, le billet remboursable sur demande, remboursable aux actionnaires, les avances de la compagnie affiliée et les actions privilégiées. Les gestionnaires sont de l'opinion que la Compagnie ne s'expose pas à des risques importants qui se rapportent aux intérêts, aux devises, ou aux crédits, et qui pourraient découler de ces effets financiers, sauf les exceptions qui seront divulguées.

La concentration des crédits

Les effets financiers qui pourraient exposer la Compagnie à des risques associés à la concentration des crédits consistent surtout en des comptes clients. Les risques associés à la concentration des crédits surgissent lorsqu'un groupe de clients manifestent une caractéristique semblable, de sorte que des changements dans les conditions économiques ou autres pourraient vraisemblablement avoir un effet commun sur leur capacité de respecter leurs obligations. La Compagnie dépend considérablement des clients qui oeuvrent dans l'industrie du pétrole et du gaz; en conséquence, ses comptes débiteurs sont exposés à des risques de concentration de crédit. La compagnie tente de minimiser ces risques en réservant ses services aux clients jugés dignes de crédit. Le 31 mai 2003, six clients étaient redevables de 84 % des comptes débiteurs de la Compagnie (cinq clients pour 77 % en 2002).

16. Effets financiers *(suite de la page précédente)*

La valeur comptable des espèces et quasi-espèces, des dépôts à terme, des comptes débiteurs, des comptes créditeurs et produits à recevoir et des gratifications payables est sensiblement égale à leur juste valeur à cause du court terme de ces effets.

La juste valeur des investissements de la Compagnie dans les titres offerts au public est fondée sur les cours du marché, lorsque ceux-ci sont disponibles, ou bien sur les cours d'investissements semblables.

Les principes comptables généralement reconnus au Canada exigent la divulgation de renseignements concernant la juste valeur de tout effet financier, sauf lorsque les contraintes de frais et de temps rendent trop difficile l'établissement fiable desdits renseignements. Parce qu'il était impossible d'obtenir des renseignements pertinents et fiables sur leur juste valeur, la Compagnie n'a pas divulgué ces renseignements par rapport aux sommes remboursables aux actionnaires, aux avances de la compagnie affiliée et aux actions privilégiées.

La juste valeur de la dette à long terme et à taux fixe, et de l'emprunt à terme remboursable sur demande, est sensiblement la même que leur valeur comptable, puisque le taux d'intérêt s'approche des taux courants sur le marché. La juste valeur de la dette à long terme et à taux flottant est sensiblement la même que sa valeur comptable puisque le taux d'intérêt varie avec le taux préférentiel.

Risque relatif au taux d'intérêt

L'emprunt à terme remboursable sur demande (Note 5) porte un taux d'intérêt qui varie avec le taux préférentiel, ce qui expose la Compagnie à un risque associé aux fluctuations du taux d'intérêt.

17. Crédit renouvelable d'exploitation

Le 31 mai 2003, la Compagnie disposait d'un accréditif renouvelable totalisant 4 millions de dollars, sur lequel elle n'a rien retiré. Toute retraite effectuée sur l'accréditif est remboursable sur demande et porte un taux d'intérêt égal au taux préférentiel plus 0,75 %.

La Compagnie disposait aussi, à la meme date, de deux accréditifs renouvelables à taux d'intérêt variable, totalisant ensemble 4 millions de dollars, sur lesquels, encore, elle n'a rien retiré. Toute retraite sur cesdits accréditifs est remboursable sur demande et porte un taux d'intérêt égal au taux préférentiel plus 1,00 %.

18. Chiffres comparatifs.

Certains chiffres comparatifs dans l'exercice précédent ont été reclassés conformément à la présentation adoptée dans le présent exercice.

Jade Group of Companies

Tableau complémentaire 1 – Tableau cumulé des frais d'exploitation des tours de forage et des camps

pour l'exercice terminé le 31 mai, 2003

	2003	*2002 (retraités)*
Amortissement – roulottes de camp	**205 979**	196 498
Amortissement – tours de forage	**2 562 947**	2 449 618
Location de camps, réparations, approvisionnement (restauration)	**575 987**	640 797
Prestations aux employés	**673 107**	798 718
Location de matériel	**423 290**	439 811
Carburant	**2 615 838**	1 875 210
Assurances	**262 388**	201 027
Frais divers	**435 058**	345 771
Réparations et maintien	**7 117 235**	4 393 771
Déplacements des tours de forage	**586 960**	167 900
Impôts et licences	**78 370**	86 336
Matériel de transport	**316 574**	237 388
Voyages et subsistance	**2 678 822**	2 448 116
Clé-en-main	**5 599**	1 627
Salaires	**12 280 206**	10 650 983
	30 818 360	24 933 571

Jade Group of Companies

Tableau complémentaire 2 – Tableau cumulé des frais généraux et des frais d'administration

pour l'exercice terminé le 31 mai 2003

	2003	*2002 (retraités)*
Réclames et promotions	**226 494**	126 180
Amortissement	**270 271**	213 466
Matériel roulant	**81 476**	78 443
Impôts et licences d'affaires	**38 813**	29 910
Communications	**35 318**	26 983
Honoraires de consultation	**7 126**	11 030
Assurances	**74 877**	81 696
Intérêt et frais bancaires	**75 236**	85 137
Intérêt sur la dette à long terme et sur les emprunts à terme remboursables sur demande	**258 301**	301 306
Bureau	**246 516**	191 835
Honoraires professionnels	**23 649**	34 576
Location	**12 558**	15 341
Salaires et prestations	**1 362 480**	1 934 013
Atelier et parc	**168 892**	146 872
Voyages et frais de réception	**12 611**	13 127
	2 894 618	3 289 915

Jade Group of Companies
États financiers cumulés
le 31 mai 2002

Aux directeurs de Jade Group of Companies:

Nous avons vérifié le bilan cumulé de Jade Group of Companies (la « Compagnie ») établi le 31 mai 2002 ainsi que les états cumulés des résultats et des bénéfices non répartis, les flux de trésorerie et les tableaux complémentaires afférents pour l'exercice terminé à cette date. La responsabilité de ces états financiers cumulés incombe à la direction de la Compagnie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers cumulés en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues au Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers cumulés donnent, à tous les égards importants, une image fidèle de la situation financière de la Compagnie au 31 mai 2002 ainsi que les résultats de son exploitation et de ses flux de trésorerie pour l'exercice clos le 31 mai 2002 selon les principes comptables généralement reconnus au Canada.

Notre rapport précédent, daté du 28 mai 2004, est annulé comme c'est indiqué dans la note 2.



Edmonton, Alberta

Le 28 mai 2004 (sauf pour la note 2, qui date du 21 octobre 2004)

Comptables agréés

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

Jade Group of Companies
Bilan cumulé
établi le 31 mai 2002

	2002	*2001 (retraité – Note 17)*
Actif		
Courant		
Espèces et quasi-espèces *(Note 4)*	**2 561 890**	2 277 747
Dépôts à terme	**2 401 898**	219 904
Comptes débiteurs	**3 377 866**	4 962 767
Charges payés d'avance et dépôts	**82 574**	86 037
	8 424 228	7 546 455
Investissements (valeur marchande 69 260 $)	**44 001**	44 001
Immobilisations corporelles *(Note 5)*	**24 052 231**	20 694 120
Valeur de rachat des contrats d'assurance-vie	**38 148**	-
	32 558 608	28 284 576

à suivre à la prochaine page

Les notes afférentes font partie intégrante de ces états financiers

	2002	*2001 (retraité – Note 17)*
Passif		
Courant		
Endettement bancaire	-	500 000
Comptes créditeurs et comptes de régularisation	**2 700 907**	5 502 537
Impôts payables sur le produit	**45 877**	89 479
Gratifications payables	**6 434 365**	6 206 200
Tranche de la dette à long terme à moins d'un an *(Note 6)*	**1 705 191**	638 586
Tranche du billet remboursable sur demande *(Note 7)*	**64 595**	58 723
Tranche du montant remboursable aux actionnaires *(Note 9)*	**398 000**	-
	11 348 935	12 995 525
Emprunts à terme remboursables sur demande *(Note6)*	**3 005 328**	-
Billet remboursable sur demande *(Note 7)*	**34 681**	-
	14 388 944	12 995 525
Emprunts à terme remboursables sur demande *(Note6)*	-	1 436 365
Billet remboursable sur demande *(Note 7)*	-	99 276
Remboursable aux actionnaires *(Note 8)*	**9 723 043**	7 282 012
Produit comptabilisé d'avance *(Note 9)*	**816 199**	-
Avances d'une compagnie affiliée *(Note 10)*	**443 000**	443 000
Impôts sur le produit reportés *(Note 13)*	**2 797 312**	2 171 223
Actions privilégiées *(Note 11)*	**973 000**	973 000
	29 141 498	25 400 401
Avoir des actionnaires		
Capital-actions *(Note 12)*	**277 198**	277 198
Bénifices non répartis	**3 139 912**	2 606 977
	3 417 110	2 884 175
	32 558 608	28 284 576

Approuvé par les directeurs

____________________ **« Brian Banks »** ____________________ **« Craig Banks »**

Les notes afférentes font partie intégrante de ces états financiers

Jade Group of Companies
Bilan cumulé des résultats et des bénéfices non répartis
pour l'exercice terminé le 31 mai 2002

	2002	*2001 (retraités – Note 17)*
Produit d'exploitation des tours de forage et des camps	**35 556 635**	34 885 097
Charges d'exploitation des tours de forage et des camps *(Tableau complémentaire 1)*	**24 933 571**	24 440 349
Bénéfice brut	**10 623 064**	10 444 748
Bénéfice brut exprimé en pourcentage du produit d'exploitation des tours de forage et des camps	*29,9 %*	*29,9 %*
Frais généraux et frais d'administration *(Tableau complémentaire 2)*	**3 289 915**	2 608 314
Produits d'exploitation	**7 333 149**	7 836 434
Autres produits (charges)		
Charges de dividendes sur les actions privilégiées avec responsabilité *(Note 11)*	**(3 076)**	(45 668)
Intérêt	**57 241**	28 151
Dividendes	**1 025**	28 750
Gratifications aux gestionnaires	**(6 434 365)**	(6 206 200)
Autres bénéfices	**72 134**	146 459
Perte sur cession d'investissements	**-**	(19 833)
Produits de cession des immobilisations corporelles	**64 219**	193 585
	(6 242 822)	(5 874 756)
Produit avant impôts	**1 090 327**	1 961 678
Provision pour (recouvrement d') impôts *(Note 13)*		
Courants	**(68 697)**	61 518
Reportés	**626 089**	887 366
	557 392	948 884
Produit net	**532 935**	1 012 794
Bénéfices non répartis au début de l'exercice	**2 606 977**	1 594 183
Bénifices non répartis à la fin de l'exercice	**3 139 912**	2 606 977

Les notes afférentes font partie intégrante de ces états financiers

Jade Group of Companies
États cumulés des flux de trésorerie
pour l'exercice terminé le 31 mai 2002

	2002	*2001 (retraités – Note 17)*
Argent provenant de (utilisé pour) ce qui suit		
Activités d'exploitation		
Argent reçu des clients	**38 029 866**	32 930 562
Argent payé aux fournisseurs	**(14 477 048)**	(9 448 193)
Argent payé aux employés	**(19 589 914)**	(13 118 838)
Intérêt reçu	**57 241**	28 151
Dividendes reçus	**1 025**	28 750
Dividendes payés sur les actions privilégiées	**(3 076)**	(45 668)
Intérêt payé	**(301 306)**	(211 648)
Impôts recouvrés (payés)	**25 095**	(64 082)
	3 741 883	10 099 034
Activités financières		
Avances sur emprunts à terme remboursables sur demande	**4 000 000**	-
Remboursements d'emprunts à terme remboursables aur demande	**(1 364 432)**	(1 726 793)
Remboursement de billet remboursable sur demande	**(58 723)**	(53 384)
Remboursement d'avances de personnes apparentées	**-**	(90 000)
Avances reçues des actionnaires	**2 939 031**	416 778
Remboursement des avances reçues des actionnaires	**(100 000)**	(17 609)
	5 415 876	(1 471 008)
Activités d'investissement		
Achats d'immobilisations corporelles	**(6 355 361)**	(9 667 971)
Produit de la cession des immobilisations corporelles	**201 887**	278 818
Investissement en dépôts à terme	**(2 181 994)**	(364)
Produit de la cession d'investissements	**-**	7 667
Augmentation dans la valeur de rachat d'assurance-vie	**(38 148)**	-
	(8 373 616)	(9 393 850)
Augmentation (diminution) des réserves en argent	**784 143**	(765 824)
Ressources en argent au début de l'exercice	**1 777 747**	2 543 571
Ressources en argent à la fin de l'exercice	**2 561 890**	1 777 747

Les ressources en argent comprennent :

Espèces et quasi-espèces *(Note 4)*	**2 561 890**	2 277 747
Endettement bancaire	**-**	(500 000)
	2 561 890	1 777 747

Les notes afférentes font partie intégrante de ces états financiers

1. Nature des opérations

Jade Group of Companies (la « Compagnie ») est composé de Jade Drilling Inc., J.S.E. Holdings Ltd. et 285558 Alberta Ltd. L'entreprise primaire de la Compagnie, c'est le forage des puits de pétrole et de gaz et la location de roulottes de camp dans l'Ouest du Canada.

Les états financiers cumulés comprennent les bilans des personnes morales ci-dessus, lesquelles sont contrôlées directement ou indirectement par un propriétariat en commun.

2. Conventions comptables de base

Les états financiers cumulés ont été préparés conformément aux principes comptables généralement reconnus au Canada, sauf pour les cas expliqués ci-dessous; ils comprennent les conventions comptables de base qui suivent :

Espèces et quasi-espèces

Les ressources en espèce comprennent l'argent comptant et les titres négociables ayant un terme à échéance de trois mois ou moins.

Dépôts à terme

Les dépôts à terme ont une échéance de plus de trois mois; ils sont enregistrés à la moindre de deux valeurs : le coût ou la valeur marchande.

Investissements

Les investissements à long terme sont des placements de portefeuille enregistrés au prix coûtant, moins toute provision pour insuffisance de capital autre que temporaire. Ils ont été classés comme investissements à long terme conformément à la nature du placement.

Immobilisations corporelles

Les immobilisations corporelles sont initialement enregistrées au prix coûtant. L'amortissement est établi par des méthodes et à des taux qui visent à amortir le coût des immobilisations corporelles au cours de leur durée d'utilisation prévue. Les tours de forage ont une valeur de récupération de 400 000 $.

	Méthode	Taux
Bâtiments	linéaire	2,5 %
Matériel automobile	dégressif	30 %
Équipement d'ordinateurs	dégressif	20 %
Tours et équipement de forage	dégressif et linéaire	10-20 %
Autre équipement	dégressif	20 %
Roulottes de camp	dégressif et linéaire	10-30 %

On fixe l'amortissement à la moitié des taux ci-dessus pour l'exercice dans lequel les immobilisations corporelles sont achetées et mises en service. On n'enregistre aucun amortissement pour l'exercice dans lequel on les met hors service.

Pour l'exercice dans lequel on les met hors service, la valeur comptable des immobilisations corporelles en question n'est pas soustraite de la valeur des immobilisations corporelles lorsqu'il est difficile d'établir ladite valeur comptable. Dans le rapport des véfiricateurs émis le 28 mai 2004, on signala que cette politique n'était pas conforme aux principes comptables généralement reconnus au Canada. L'effet de cette politique a maintenant été quantifié; celle-ci n'a aucun effet important sur les états financiers cumulés.

2. Conventions comptables de base *(suite de la page précédente)*

Les impôts sur le produit

La Compagnie emploie la formule du report d'impôt fixe pour comptabiliser les impôts sur le produit. Une provision est établie pour tous les impôts payables dans l'exercice courant ainsi que pour les impôts reportés à un exercice ultérieur suite aux écarts temporaries entre le calcul du produit pour fins d'impôt et le calcul du produit pour fins de comptabilité.

Constatation des produits

Les produits d'exploitation des tours de forage sont comptabilisés selon la méthode du pourcentage d'achèvement distribué au prorata des jours d'opération. Lorsqu'une estimation de perte sur un contrat peut être établie raisonnablement, ladite estimation de perte est portée au débit du compte des produits de l'année.

Incertitude des mesures (utilisation d'estimations)

La préparation des états financiers cumulés conformément aux principes comptables généralement reconnus au Canada exige que les gestionnaires établissent des hypothèses et des estimations qui influent sur le montant rapporté des actifs et passifs et sur la déclaration des actifs et passifs éventuels au moment des états financiers cumulés, et sur les montants rapportés des produits et des charges durant l'exercice. L'amortissement est fondé sur l'estimation des gestionnaires quant à la durée économique des immobilisations corporelles. Les comptes débiteurs sont déclarés suite à l'évaluation de la possibilité de recouvrement, et une provision appropriée est établie au besoin pour les comptes douteux.

Ces estimations et hypothèses sont réexaminées de temps en temps, et à mesure que les ajustements s'avèrent necessaires, ceux-ci sont déclarés dans le produit des exercices au cours desquels ils paraissent.

Information sectorielle

La direction considère que toutes les activités courantes de la Compagnie sont menées dans un secteur d'opérations, à savoir, les services à l'industrie du pétrole et du gaz. Toutes les activités et toutes les immobilisations corporelles de la Compagnie sont localisées en un secteur géographique : le Canada. En conséquence, nulle autre divulgation sectorielle n'est requise.

3. Changement dans les conventions comptables

Pour les exercices débutant le 1er juin 2001, la Compagnie a adopté les nouvelles recommendations se rapportant au classement dans le bilan des obligations de dette remboursable par anticipation. Tout emprunt pour lequel le prêteur a le droit de demander le remboursement au cours des douze prochains mois (sauf dans le cas de défaillance ou de rupture de convention) doit être porté au passif de l'exercice courant.

Ce changement a eu pour effet d'augmenter le passif courant du montant de tout emprunt de ce genre en place au cours de l'exercice. Le 31 mai 2002, ce changement a augmenté le passif courant de 3 040 009 $ et réduit la dette à long terme d'un montant correspondant.

4. Espèces et quasi-espèces

	2002	*2001*
Espèces	**1 474 629**	2 277 747
Fonds du marché monétaire	**1 087 261**	-
	2 561 890	2 277 747

5. Immobilisations corporelles

	Coût	Amortissement accumulé	2002 Valeur comptable nette	2001 Valeur comptable nette
Terrains	**177 352**	**-**	**177 352**	177 352
Bâtiments	**1 301 667**	**142 587**	**1 159 080**	1 184 959
Équipement automobile	**66 742**	**62 607**	**4 135**	5 907
Équipements d'ordinateur	**15 499**	**14 550**	**949**	1 187
Tours et équipements de forage	**38 966 186**	**18 003 781**	**20 962 405**	17 641 299
Autres équipements	**669 187**	**372 009**	**297 178**	283 873
Roulottes de camp	**2 303 303**	**852 171**	**1 451 132**	1 261 895
	43 499 936	**19 447 705**	**24 052 231**	20 694 120

Au cours de l'exercice, la Compagnie a enregistré 2 859 582 $ (2001 – 1 851 812 $) en amortissement des immobilisations corporelles.

6. Emprunts à terme remboursables sur demande

	2002	2001
Emprunt à terme remboursable sur demande, à payer par mensualités de 96 750 $ y compris l'intérêt au taux préférentiel plus 1,25 %, avec échéance en août 2005	**3 274 102**	-
Emprunt à terme remboursable sur demande, à payer par mensualités de 32 600 $ y compris l'intérêt à 8,05 %, avec échéance en mai 2004	**718 204**	1 037 471
Emprunt à terme remboursable sur demande, à payer par mensualités de 32 600 $ y compris l'intérêt à 8,05 %, avec échéance en mai 2004	**718 213**	1 037 480
	4 710 519	2 074 951
Moins: tranche des emprunts à terme payables sur demande	**1 705 191**	638 586
Moins: emprunts à terme payables sur demande	**3 005 328**	-
	-	1 436 365

Supposant que toute dette à long terme est sujette aux conditions contractuelles de remboursement, on estime comme suit les remboursements de capital des emprunts à terme remboursable sur demande :

2003	1 705 191
2004	1 812 186
2005	1 125 179
2006	67 963

6. Emprunts à terme remboursables sur demande *(suite de la page précédente)*

Les emprunts à terme remboursable sur demande sont garantis par :

(a) un accord de garantie générale portant sur l'ensemble de l'actif de la Compagnie;
(b) une débenture de 950 000 $ qui stipule une charge fixe de premier rang sur des terrains d'une valeur enregistrée de 177 352 $ et des bâtiments d'une valeur comptable nette de 1 159 080 $ ainsi qu'une charge flottante sur tout autre bien immobilier actuel ou acquis à l'avenir;
(c) la remise des demandes de règlement de de la part des porteurs d'actions ordinaires de Jade Drilling Inc.;
(d) la cession d'assurances protégeant les équipements de forage de la Compagnie; et
(e) une cession d'assurance-vie sur les porteurs d'actions ordinaires de Jade Drilling Inc.

Les emprunts à terme remboursables sur demande sont sujets à certaines conventions financières portant sur le fonds de roulement, les ratios d'endettement, les ratios de service de la dette, la diminution des avoirs des actionnaires et l'achat des immobilisations corporelles. Le 31 mai 2002, la Compagnie était en rupture de certaines conventions. Par la suite, le prêteur n'a pas demandé le remboursement des emprunts à terme remboursables sur demande.

7. Billet remboursable sur demande

.	*2002*	*2001*
Billet remboursable sur demande à un actionnaire de la Compagnie, remboursable par mensualités de 5 943 $ y compris l'intérêt à 10,00 %, avec échéance en novembre 2003, sans garantie	**99 276**	157 999
Moins : tranche du billet remboursable sur demande	**(64 595)**	(58 723)
Moins : billet remboursable sur demande	**34 681**	-
	-	99 276

Les remboursements de capital du billet remboursable sur demande sont établis comme suit :

2003	64 595
2004	34 681

Quoique le billet soit remboursable sur demande, l'actionnaire a fait savoir qu'il acceptera ces modalités de remboursement.

Un montant de 12 558 $ (2001 – 17 926 $) en intérêt payé à l'actionnaire sur le billet remboursable sur demande est compris dans l'intérêt sur les emprunts à terme remboursables sur demande.

8. Remboursable aux actionnaires

Des avances de 8 094 884 $ (2001 – 6 012 684 $) reçues des actionnaires sont garanties par des accords de garantie générale portant sur tout l'actif de la Compagnie; lesdites avances ne portent pas intérêt et ne comportent aucune modalité de paiement. Les avances qui restent ne sont pas garanties. Les actionnaires ont convenu que 398 000 $ sera remboursé au cours du prochain exercice et ils n'ont pas demandé le remboursement du reliquat. En conséquence, le reste des avances a été classé comme étant à long terme.

9. Produit comptabilisé d'avance

La Compagnie a un contrat de location de cinq ans pour l'appareil de forage # 15. Au cours du présent exercice, la Compagnie a reçu 1 000 000 $ en paiement anticipé de son engagement contractuel. Ce montant est reconnu comme produit en considération des jours d'exploitation de l'appareil au cours de l'exercice. Dans l'exercice courant, la somme de 183 801 $ a été reconnue comme produit.

10. Avances d'une compagnie affiliée

Des avances reçues de CK-2 Holdings Ltd., la compagnie mère de J.S.E. Holdings Ltd., ne portent pas intérêt ni modalités de paiement et ne sont pas garanties. La compagnie affiliée a indiqué qu'elle ne cherchera pas à obtenir de remboursement desdites avances durant le prochain exercice; en conséquence, ces avances sont classées comme étant à long terme.

11. Actions privilégiées

Le capital-actions autorisé comprend un number illimité d'actions privilégiées de Classe B sans droit de vote. Ces actions donnent droit à des dividendes non-cumulatifs jusqu'à concurrence de 10 % de leur valeur de remboursement (établie chaque année par les directeurs), remboursable par la Compagnie au prix de 973 $ l'action, et rachetable au gré du détenteur. Le 31 mai 2002, 1 000 actions de Classe B étaient émises et en circulation (2001 – 1 000 actions).

Au cours de l'exercice, des dividendes de 3 076 $ (2001 – 54 124 $) ont été payés aux détenteurs d'actions privilégiées. Le bilan cumulé enregistre ces dividendes au passif du présent exercice, déduction faite des impôts remboursables qui s'y rattachent et qui se chiffrent à zéro pour le présent exercice (2001 – 8 456 $).

12. Capital-actions

Autorisé	**2002**	*2001*
Jade Drilling Inc.:		
Un nombre illimité d'actions ordinaires de Classe A avec droit de vote		
J.S.E. Holdings Ltd.:		
Un nombre illimité d'actions ordinaires de Classe A avec droit de vote		
Un nombre illimité d'actions ordinaires de Classe B sans droit de vote		
285558 Alberta Ltd.:		
Un nombre illimité d'actions ordinaires de Classe A avec droit de vote		
Un nombre illimité d'actions ordinaires de Classe B sans droit de vote		
Émis		
Jade Drilling Inc.:		
100 actions de Classe A	**100**	100
J.S.E. Holdings Ltd.:		
Une (1) action de Classe A	**250**	250
1 000 actions de Classe B	**100**	100
	350	350
285558 Alberta Ltd.:		
Une (1) action de Classe A	1	1
276 747 actions de Classe B	**276 747**	276 747
	276 748	276 748
	277 198	277 198

13. Impôts sur le produit

La provision pour les impôts sur le produit est faite à un taux d'imposition effectif qui diffère des taux d'impôt légalement établis pour les corporations, et ce, pour les raisons qui suivent :

	2002	*2001*
Taux d'impôt sur les sociétés établi par les gouvernements fédéral et provincial	**40,71 %**	43,87 %
Provision pour les impôts sur le produit prévue selon le taux ci-dessus	**443 862**	860 628
Augmentation (réduction) résultant de : :		
Éléments non-déductibles et écarts permanents	**11 727**	38 229
Taxes sur le capital	**30 374**	17 762
Différences résultant de taux établis ultérieurement et autres	**71 429**	32 265
Provision concrète pour les impôts sur le produit	**557 392**	948 884

14. Régime collectif d'épargne pour la retraite

Le 1er octobre 2001, Jade Drilling Inc. a initié un régime collectif d'épargne pour la retraite pour ses gérants de tours de forage et ses employés administratifs. Le régime est comptabilisé conformément à la méthode de comptabilité des régimes de retraite à cotisations déterminées. Les frais pour l'exercice terminé le 31 mai 2002 se chiffrent à 90 927 $.

15. Effets financiers

Dans le cadre de ses opérations, la Compagnie maintient un certain nombre d'effets financiers, y compris les espèces et quasi-espèces, les dépôts à terme, les comptes débiteurs, les investissements, les comptes créditeurs et les produits à recevoir, les gratifications payables, les emprunts à terme remboursables sur demande, remboursable aux actionnaires, les avances de la compagnie affiliée et les actions privilégiées. C'est l'opinion de la direction que la Compagnie ne s'expose pas à des risques importants qui se rapportent aux interest, aux devises ou aux crédits, et qui pourraient découler de ces effets financiers, sauf les exceptions qui seront divulguées.

La concentration des crédits

Les effets financiers qui pourraient exposer la Compagnie à des risques associés à la concentration des crédits consistent surtout en des comptes clients. Les risques associés à la concentration des crédits surgissent lorsqu'un groupe de clients manifestent une caractéristique semblable, de sorte que des changements dans les conditions économiques ou autres pourraient vraisemblablement avoir un effet commun sur leur capacité de respecter leurs obligations. La Compagnie dépend considérablement des clients qui oeuvrent dans l'industrie du pétrole et du gaz; en conséquence, ses comptes débiteurs sont exposés à des risques de concentration de crédit. La compagnie tente de minimiser ces risques en réservant ses services aux clients jugés dignes de crédit. Le 31 mai 2002, cinq clients étaient redevables de 77 % des comptes débiteurs de la Compagnie (six clients pour 84 % en 2001).

15. Effets financiers *(suite de la page précédente)*

Juste valeur des effets financiers

La valeur comptable des espèces et quasi-espèces, des dépôts à terme, des comptes débiteurs, des comptes créditeurs et produits à recevoir et des gratifications payables est sensiblement égale à leur juste valeur à cause du court terme de ces effets.

La juste valeur des investissements de la Compagnie dans les titres offerts au public est fondée sur les cours du marché, lorsque ceux-ci sont disponibles, ou bien sur les cours d'investissements semblables.

Les principes comptables généralement reconnus au Canada exigent la divulgation de renseignements concernant la juste valeur de tout effet financier, sauf lorsque les contraintes de frais et de temps rendent trop difficile l'établissement fiable desdits renseignements. Parce qu'il était impossible d'obtenir des renseignements pertinents et fiables sur leur juste valeur, la Compagnie n'a pas divulgué ces renseignements par rapport aux sommes remboursables aux actionnaires, aux avances de la compagnie affiliée et aux actions privilégiées.

La juste valeur des emprunts à terme remboursables sur demande et à taux fixe, et du billet remboursable sur demande, est sensiblement la même que leur valeur comptable, puisque les taux d'intérêt s'approchent des taux courants sur le marché. La juste valeur de l'emprunt à terme remboursable sur demande et à taux flottant est sensiblement la même que sa valeur comptable puisque le taux d'intérêt varie avec le taux préférentiel.

Risque relatif au taux d'intérêt

L'emprunt à terme remboursable sur demande (Note 6) porte un taux d'intérêt qui varie avec le taux préférentiel, ce qui expose la Compagnie à un risque associé aux fluctuations du taux d'intérêt.

16. Crédit renouvelable d'exploitation

Le 31 mai 2002, la Compagnie disposait d'un accréditif renouvelable totalisant 4 millions de dollars, sur lequel elle n'a rien retiré. Toute retraite effectuée sur l'accréditif est remboursable sur demande et porte un taux d'intérêt égal au taux préférentiel plus 0,75 %.

La Compagnie disposait aussi, à la même date, d'un crédit de soutien à terme d'une valeur de 2 500 000 $, sur lequel, encore, elle n'a rien retiré. Toute retraite sur ce crédit est remboursable sur demande et porte un taux d'intérêt égal au taux préférentiel plus 1,25 %.

17. Chiffres comparatifs

Au cours du présent exercice, une vérification faite par l'Agence des douanes et du revenue du Canada donna lieu à un ajustement à certaines classifications de produit pour fins d'impôts. En conséquence, la dépréciation pour fins d'impôts fut réexaminée pour les deux exercices précédents. La charge comptable correspondante a été appliquée rétroactivement et a eu pour effet d'augmenter les impôts sur le produit payables dans le present exercice, et de diminuer les impôts reportés payables le 31 mai 2001, d'un montant de 116 082 $, et aussi d'augmenter la charge courante des impôts sur le produit, et de diminuer la charge des impôts reportés, d'un montant de 40 150 $ pour l'exercice clos à cette date. Ledit ajustement n'a eu aucun effet sur l'avoir des actionnaires le 31 mai 2001, ni sur les benefices nets pour l'exercice clos à cette date.

Certains chiffres comparatifs dans l'exercice precedent ont été reclassés conformément à la présentation adoptée dans le présent exercice.

Tableau complémentaire 1 – Tableau cumulé des charges d'exploitation des tours de forage et des camps
pour l'exercice terminé le 31 mai 2002

	2002	*2001 (retraité)*
Amortissement – camps	**196 498**	183 330
Amortissement – tours de forage	**2 449 618**	1 454 314
Location de camps, réparations, approvisionnement (restauration)	**640 797**	790 046
Prestations aux employés	**798 718**	728 076
Location de matériel	**439 811**	474 505
Carburant	**1 875 210**	2 405 090
Assurances	**201 027**	133 022
Frais divers	**345 771**	216 632
Réparations et maintien	**4 393 771**	5 118 970
Déplacements des tours de forage	**167 900**	201 582
Impôts et licences	**86 336**	95 502
Matériel de transport	**237 388**	284 547
Voyages et subsistance	**2 448 116**	2 280 631
Clé-en-main	**1 627**	6 985
Salaires	**10 650 983**	10 067 117
	24 933 571	24 440 349

Jade Group of Companies

Tableau complémentaire 2 – Tableau cumulé des frais généraux et des frais d'administration

pour l'exercice terminé le 31 mai 2002

	2002	*2001 (retraité)*
Réclames et promotions	**126 180**	84 799
Amortissement	**213 466**	214 168
Matériel roulant	**78 443**	57 337
Rentrée sur créances radiées	**-**	(38 501)
Impôts et licences d'affaires	**29 910**	37 054
Communications	**26 983**	18 317
Honoraires de consultation	**11 030**	10 888
Assurances	**81 696**	103 074
Intérêt et frais bancaires	**85 137**	87 445
Intérêt sur les emprunts à terme remboursables sur demande	**301 306**	211 648
Bureau	**191 835**	82 942
Honoraires professionnels	**34 576**	32 225
Location	**15 341**	9 686
Salaires et prestations	**1 934 013**	1 576 145
Atelier et parc	**146 872**	113 490
Voyages et frais de réception	**13 127**	7 597
	3 289 915	2 608 314

Jade Group of Companies

États financiers cumulés

le 31 aoûti 2004

(non vérifiés)

Aux directeurs de Jade Group of Companies:

Nous avons examiné le bilan cumulé de Jade Group of Companies (la « Compagnie ») établi le 31 août 2004 ainsi que les états cumulés des résultats et des bénéfices non répartis, les flux de trésorerie et les tableaux complémentaires afférents pour la période de trois mois clos à cette date. Notre examen a été effectué conformément aux normes de vérification généralement reconnues au Canada pour les missions d'examen; en conséquence, il consistait surtout en demandes de renseignements, en procédures analytiques et en discussions concernant les renseignements qui nous avaient été fournis par la Compagnie.

Un examen ne constitue pas une vérification, et nous n'exprimons donc pas d'opinion du vérificateur quant à ces états financiers cumulés.

Rien n'a été porté à notre attention qui puisse nous porter à croire que ces états financiers cumulés ne sont pas, à tous les égards importants, conformes aux principes comptables généralement reconnus au Canada.

Meyers Norris Penny LLP

Edmonton, Alberta

Le 21 octobre 2004

Comptables agréés

Jade Group of Companies
Bilan cumulé
établi le 31 août 2004
(non vérifié)

	Le 31 août **2004**	*Le 31 mai* 2004
Actif		
Courant		
Espèces et quasi-espèces *(Note 3)*	**1 982 333**	8 802 604
Dépôts à terme	**132 850**	130 968
Comptes débiteurs	**9 408 834**	4 833 740
Charges payées d'avance et dépôts	**364 335**	466 585
	11 889 173	14 233 907
Investissements (valeur marchande 143 380 $; le 31 mai 2004 - 154 800 $)	**44 001**	44 001
Immobilisations corporelles *(Note 4)*	**27 326 069**	25 081 166
Valeur de rachat des contrats d'assurance-vie	**97 089**	97 089
	39 356 332	39 456 163

à suivre à la prochaine page

Les notes afférentes font partie intégrante des états financiers cumulés

Jade Group of Companies
Bilan cumulé
établi le 31 août 2004
(non vérifié)

	Le 31 août 2004	*Le 31 mai 2004*
Passif		
Courant		
Endettement bancaire	**150 000**	-
Comptes créditeurs et comptes de régularisation	**3 621 348**	5 015 444
Impôts payables sur le produit	**-**	11 814
Plan de participation aux bénéfices payables aux employés	**10 073 000**	8 559 000
Gratifications payables	**-**	19 000
Tranche de la dette à long terme *(Note 6)*	**961 050**	1 141 380
Tranche du montant remboursable aux actionnaires *(Note 7)*	**1 300 000**	1 300 000
	16 105 398	16 046 638
Emprunts à terme remboursable sur demande *(Note 6)*	**-**	82 808
	16 105 398	16 129 446
Dette à long terme *(Note 6)*	**74 710**	40 577
Remboursable aux actionnaires *(Note 7)*	**12 563 552**	12 910 250
Produit comptabilisé d'avance *(Note 8)*	**309 032**	309 032
Avances d'une compagnie affiliée *(Note 9)*	**443 000**	443 000
Impôts futurs sur le produit *(Note 12)*	**3 311 775**	3 281 775
Actions privilégiées *(Note 10)*	**973 000**	973 000
	33 780 467	34 087 080
Avoir des actionnaires		
Capital-actions *(Note 11)*	**277 198**	277 198
Bénifices non répartis	**5 298 667**	5 091 885
	5 575 865	5 369 083
	39 356 332	39 456 163

Approuvé au nom du bureau de direction

________________ **« Brian Banks »** ________________ **« Craig Banks »**

Les notes afférentes font partie intégrante des états financiers cumulés

Jade Group of Companies

Bilan cumulé des résultats et des bénéfices non répartis

pour les trois mois terminés le 31 août 2004

	Trois mois terminés 2004	*Trois mois terminés 2003*
Produit d'exploitation des tours de forage et des camps	**10 620 133**	11 797 909
Charges d'exploitation des tours de forage et des camps *(Tableau complémentaire 1)*	**8 296 608**	8 968 808
Bénéfice brut	**2 323 525**	2 829 101
Bénéfice brut exprimé en pourcentage du produit d'exploitation des tours de forage et des camps	*21,9 %*	*24,0 %*
Frais généraux et frais d'administration *(Tableau complémentaire 2)*	**769 451**	619 344
Produit d'exploitation	**1 554 074**	2 209 757
Autres produits (charges)		
Intérêt	**10 927**	5 193
Perte sur change	**(2 588)**	-
Gratifications aux gestionnaires	**(4 500)**	(4 500)
Plan de participation aux bénéfices payables aux employés	**(1 514 000)**	(2 439 813)
Autres bénéfices	**83 970**	3 000
Produits de cession des immobilisations corporelles	**108 899**	28 677
	(1 317 292)	(2 407 443)
Produit (perte) avant impôts	**236 782**	(197 686)
Provision pour (recouvrement d') impôts *(Note 12)*		
Courants	**-**	-
Futurs	**30 000**	(63 938)
	30 000	(63 938)
	428 372	585 046
Produit net (Perte nette)	**206 782**	(133 748)
Bénifices non répartis, au début de l'exercice	**5 091 885**	4 505 506
Bénifices non répartis, à la fin de l'exercice	**5 298 667**	4 371 758

Les notes afférentes font partie intégrante des états financiers cumulés

	Trois mois terminés 2004	*Trois mois terminés 2003*
Argent provenant de (utilisé pour) ce qui suit		
Activités d'exploitation		
Argent reçu des clients	**6 129 012**	7 577 791
Argent payé aux fournisseurs	**(5 441 929)**	(3 071 477)
Argent payé aux employés	**(4 100 625)**	(4 925 795)
Intérêt reçu	**10 927**	5 193
Intérêt payé	**(12 673)**	(25 902)
Impôts payés	**(12 635)**	(8 968)
	(3 427 923)	(431 222)
Activités financières		
Remboursement d'emprunts à terme remboursables sur demande	**(277 577)**	(171 372)
Avances sur dette à long terme	**57 754**	-
Remboursement de dette à long terme	**(9 182)**	(780 318)
Avances reçues des actionnaires	**3 302**	-
Remboursement des avances reçues des actionnaires	**(350 000)**	(111 162)
Remboursement de billet remboursable sur demande	-	(17 134)
	(575 703)	(1 079 986)
Activités d'investissement		
Achats d'immobilisations corporelles	**(3 089 773)**	(303 564)
Produit de la cession des immobilisations corporelles	**125 000**	28 667
Investissement en dépôts à terme	**(1 882)**	-
	(2 966 655)	(274 887)
Diminution des réserves en argent	**(6 970 281)**	(1 786 095)
Ressources en argent au début de l'exercice	**8 802 614**	2 775 860
Ressources en argent à la fin de l'exercice	**1 832 333**	989 765
Les ressources en argent comprennent:		
Espèces et quasi-espèces *(Note 3)*	**1 982 333**	1 689 765
Endettement bancaire	**(150 000)**	(700 000)
	1 832 333	989 765

Les notes afférentes font partie intégrante des états financiers cumulés

1. Nature des opérations

Jade Group of Companies (la « Compagnie ») est composé de Jade Drilling Inc., J.S.E. Holdings Ltd. et 285558 Alberta Ltd. L'entreprise primaire de la Compagnie, c'est le forage des puits de pétrole et de gaz et la location de roulottes de camp dans l'Ouest du Canada.

Les états financiers cumulés comprennent les bilans des personnes morales ci-dessus, lesquelles sont contrôlées directement ou indirectement par un propriétariat en commun.

2. Conventions comptables

Les états financiers cumulés ont été préparés conformément aux principes comptables généralement reconnus au Canada, sauf pour les cas expliqués ci-dessous; ils comprennent les conventions comptables de base qui suivent :

Espèces et quasi-espèces

Les ressources en espèces comprennent l'argent comptant et les titres négociables ayant un terme à échéance de trois mois ou moins.

Dépôts à terme

Les dépôts à terme ont une échéance de plus de trois mois; ils sont enregistrés à la moindre de deux valeurs : le coût ou la valeur marchande.

Investissements

Les investissements à long terme sont des placements de portefeuille enregistrés au prix coûtant, moins toute provision pour insuffisance de capital autre que temporaire. Ils ont été classés comme investissements à long terme conformément à la nature du placement.

Immobilisations corporelles

Les immobilisations corporelles sont initialement enregistrées au prix coûtant. L'amortissement est établi par des méthodes et à des taux qui visent à amortir le coût des immobilisations corporelles au cours de leur durée d'utilisation prévue. Les tours de forage ont une valeur de récupération de 400 000 $.

	Méthode	Taux
Bâtiments	linéaire	2,5 %
Matériel automobile	dégressif	30 %
Équipement d'ordinateurs	dégressif	20 %
Tours et équipement de forage	dégressif et linéaire	10-20 %
Autre équipement	dégressif	20 %
Roulottes de camp	dégressif et linéaire	10-30 %

On fixe l'amortissement à la moitié des taux ci-dessus pour l'exercice dans lequel les immobilisations corporelles sont achetées et mises en service. On n'enregistre aucun amortissement pour l'exercice dans lequel on les met hors service.

Les impôts futurs sur le produit

La Compagnie emploie la méthode de l'actif et passif pour comptabiliser les impôts futurs sur le produit. Suivant cette méthode, on enregistre les actifs et passifs pour les impôts futurs sur le produit selon les différences temporaires entre la valeur comptable des postes du bilan financier et les assiettes fiscales qui y correspondent. De plus, on reconnaît les avantages futurs des actifs d'impôt (y compris les pertes qui n'ont pas encore servi à réduire les impôts) sujets à une provision pour moins-value, selon la probabilité que ces avantages futurs seront enfin réalisés. On établit la valeur des actifs et passifs d'impôt en employant les tarifs d'impôt en vigueur et les lois qui seront probablement en vigueur au moment du remboursement ou de la réalisation desdits actifs ou passifs.

Constatation des produits

Les produits d'exploitation des tours de forage sont comptabilisés selon la méthode du pourcentage d'achèvement distribué au prorata des jours d'opération. Lorsqu'une estimation de perte sur un contrat peut être établie raisonnablement, ladite estimation de perte est portée au débit du compte des produits de l'année.

Les produits des contrats de location sont comptabilisés d'avance sur toute la durée du contrat. On calcule la réalisation des produits en se basant sur le nombre de jours de service de la tour dans l'année, divisé par le nombre total de jours établis dans le contrat de location.

Incertitude des mesures (utilisation d'estimations)

La préparation des états financiers conformément aux principes comptables généralement reconnus au Canada exige que les gestionnaires établissent des hypothèses et des estimations qui influent sur le montant rapporté des actifs et passifs et sur la déclaration des actifs et passifs éventuels au moment des états financiers, et sur les montants rapportés des produits et des charges durant l'exercice. L'amortissement est fondé sur l'estimation des gestionnaires quant à la durée économique des immobilizations corporelles. Les comptes débiteurs sont déclarés suite à l'évaluation de la possibilité de recouvrement, et une provision appropriée est établie au besoin pour les comptes douteux. Les charges à payer pour le plan de participation aux bénéfices payables aux employés, ainsi que les impôts futurs sur le revenue, ont été estimés à la fin de la période d'après les résultats des exploitations jusqu'à date.

Ces estimations et hypothèses sont réexaminées de temps en temps, et à mesure que les ajustements s'avèrent necessaires, ceux-ci sont déclarés dans le produit des exercices au cours desquels ils paraissent.

Information sectorielle

La direction considère que toutes les activités courantes de la Compagnie sont menées dans un secteur d'opérations, à savoir, les services à l'industrie du pétrole et du gaz. Toutes les activités et toutes les immobilisations corporelles de la Compagnie sont localisées en un secteur géographique : le Canada. En conséquence, nulle autre divulgation sectorielle n'est requise.

3. Espèces et quasi-espèces

	Le 31 août 2004	*Le 31 mai 2004*
Espèces	**462 904**	7 285 501
Fonds du marché monétaire	**1 519 429**	1 517 113
	1 982 333	8 802 614

4. Immobilisations corporelles

	Coût	*Amortissement accumulé*	*Le 31 août 2004 Valeur comptable nette*	*Le 31 mai 2004 Valeur comptable nette*
Terrains	**177 352**	**-**	**177 352**	177 352
Bâtiments	**1 301 667**	**183 264**	**1 118 403**	1 093 997
Équipement automobile	**920 806**	**253 143**	**667 663**	291 612
Équipements d'ordinateur	**15 499**	**14 922**	**577**	607
Tours et équipements de forage	**47 580 834**	**24 164 080**	**23 416 754**	18 902 066
Autres équipements	**724 589**	**501 404**	**223 185**	260 631
Roulottes de camp	**2 909 063**	**1 186 928**	**1 722 135**	1 784 710
	53 629 810	**26 303 741**	**27 326 069**	22 510 975
Tours de forage en voie de construction	**-**	**-**	**-**	2 570 191
	53 629 810	**26 303 741**	**27 326 069**	25 081 166

5. Crédit renouvelable d'exploitation

Le 31 mai 2004, la Compagnie disposait d'un accréditif renouvelable totalisant 4 millions de dollars, sur lequel elle n'a rien retiré. Toute retraite effectuée sur l'accréditif est remboursable sur demande et porte un taux d'intérêt égal au taux préférentiel plus 0,65 %.

La Compagnie disposait aussi, à la meme date, de deux accréditifs renouvelables à taux d'intérêt variable, totalisant ensemble 6 millions de dollars, sur lesquels, encore, elle n'a rien retiré. Toute retraite sur cesdits accréditifs est remboursable sur demande et porte un taux d'intérêt égal au taux préférentiel plus 0,75 %.

6. Dette à long terme

	Le 31 août *2004*	*Le 31 mai* *2003*
Emprunt à terme remboursable sur demande, à payer par mensualités de 96 750 $ y compris l'intérêt au taux préférentiel plus 0,75 %, avec échéance en juin 2005	**933 069**	1 210 647
Emprunt de General Motors Acceptance Corporation à payer par mensualités de 1 128 $, ne portant pas intérêt, garanti par des équipements automobiles d'une valeur comptable nette de 42 418 $, avec échéance en mai 2008	**50 781**	54 118
Emprunt de General Motors Acceptance Corporation à payer par mensualités de 1 203 $, ne portant pas intérêt, garanti par des équipements automobiles d'une valeur comptable nette de 48 727 $, avec échéance en avril 2008	**51 910**	-
	1 035 760	1 264 765
Moins: tranche de la dette à long terme	**961 050**	1 141 380
Moins: emprunts à terme payables sur demande	**-**	82 808
	74 710	40 577

6. Dette à long terme *(suite de la page précédente)*

L'emprunt à terme remboursable sur demande est garanti par :

(a) un accord de garantie générale portant sur l'ensemble de l'actif de la Compagnie;
(b) une débenture de 950 000 $ qui stipule une charge fixe de premier rang sur des terrains d'une valeur enregistrée de 177 352 $ et des bâtiments d'une valeur comptable nette de 1 118 403 $ et une charge flottante sur tout autre bien immobilier actuel ou acquis à l'avenir;
(c) la remise des demandes de règlement de de la part des porteurs d'actions ordinaires de Jade Drilling Inc.;
(d) la cession d'assurances protégeant les équipements de forage de la Compagnie; et
(e) une cession d'assurance-vie sur les porteurs d'actions ordinaires de Jade Drilling Inc.

L'emprunt à terme remboursable sur demande est sujet à certaines conventions financières portant sur le fonds de roulement, les ratios d'endettement, les ratios de service de la dette, la diminution des avoirs des actionnaires et l'achat des immobilisations corporelles. La Compagnie était en conformité avec lesdites conventions le 31 août 2004.

7. Remboursable aux actionnaires

Des avances de 11 015 492 $ (le 31 mai 2004 – 11 362 190 $) reçues des actionnaires sont garanties par des accords de garantie générale portant sur tout l'actif de la Compagnie; lesdites avances ne portent pas intérêt et ne comportent aucune modalité de paiement. Les avances qui restent ne sont pas garanties. Les actionnaires ont convenu que 1 300 000 $ sera remboursé au cours des douze prochains mois et ils ont renoncé au droit de demande de remboursement du reliquat. En conséquence, le reste des avances a été classée comme étant à long terme.

8. Produit comptabilisé d'avance

La Compagnie a un contrat de location de cinq ans pour l'appareil de forage # 15. En 2002, la Compagnie a reçu 1 000 000 $ en paiement anticipé de son engagement contractuel. Ce montant est reconnu comme produit en considération des jours d'exploitation de l'appareil au cours de l'exercice. Dans cette période de trios mois, la somme de 0 $ (2003 – 59 813 $) a été reconnue comme produit.

9. Avances d'une compagnie affiliée

Des avances reçues de CK-2 Holdings Ltd., la compagnie mère de J.S.E. Holdings Ltd., ne portent pas intérêt ni modalités de paiement et ne sont pas garanties. La compagnie affiliée a indiqué qu'elle ne cherchera pas à obtenir de remboursement desdites avances durant le prochain exercice; en conséquence, ces avances sont classées comme étant à long terme.

10. Actions privilégiées

Le capital-actions autorisé comprend un number illimité d'actions privilégiées de Classe B sans droit de vote. Ces actions donnent droit à des dividendes non-cumulatifs jusqu'à concurrence de 10 % de leur valeur de remboursement (établie chaque année par les directeurs), remboursable par la Compagnie au prix de 973 $ l'action, et rachetable au gré du détenteur. Le 31 août 2004, 1 000 actions de Classe B étaient émises et en circulation (la 31 mai 2004 – 1 000 actions).

11. Capital-actions

Autorisé	*Le 31 août 2004*	*Le 31 mai 2004*
Jade Drilling Inc.:		
Un nombre illimité d'actions ordinaires de Classe A avec droit de vote		
J.S.E. Holdings Ltd.:		
Un nombre illimité d'actions ordinaires de Classe A avec droit de vote		
Un nombre illimité d'actions ordinaires de Classe B sans droit de vote		
285558 Alberta Ltd.:		
Un nombre illimité d'actions ordinaires de Classe A avec droit de vote		
Un nombre illimité d'actions ordinaires de Classe B sans droit de vote		
Émis		
Jade Drilling Inc.:		
100 actions de Classe A	**100**	100
J.S.E. Holdings Ltd.:		
Une (1) action de Classe A	**250**	250
1 000 actions de Classe B	**100**	100
	350	350
285558 Alberta Ltd.:		
Une (1) action de Classe A	**1**	1
276 747 actions de Classe B	**276 747**	276 747
	276 748	276 748
	277 198	277 198

12. Impôts sur le produit

La provision pour les impôts sur le produit est faite à un taux d'imposition effectif qui diffère des taux d'impôt légalement établis pour les corporations, et ce, pour les raisons qui suivent :

	3 mois *2004*	3 mois *2003*
Taux d'impôt sur les sociétés établi par les gouvernements fédéral et provincial	**33,62 %**	36,62 %
Provision pour les (recouvrements d') impôts sur le produit prévue selon le taux ci-dessus	**79 606**	(72 393)
Augmentation (réduction) résultant de : :		
Éléments non-déductibles et écarts permanents	**15 297**	7 204
Différences résultant de taux établis ultérieurement et autres	**(64 903)**	(10511)
Provision concrète pour les impôts sur le produit	**30 000**	(63 938)

Des différences temporaires totalisant 9 769 515 $ (2003 – 8 212 236 $) se rapportent aux différences entre l'assiette fiscale et la base comptable des immobilisations corporelles.

13. Régime collectif d'épargne pour la retraite

Jade Drilling Inc. a un régime collectif d'épargne pour la retraite pour ses gérants de tours de forage et ses employés administratifs. Le régime est comptabilisé conformément à la méthode de comptabilité des régimes de retraite à cotisations déterminées. Les frais pour la période terminée le 31 août 2004 se chiffraient à 20 282 $ (2003 – 18 437 $).

14. Effets financiers

Dans le cadre de ses opérations, la Compagnie maintient un certain nombre d'effets financiers, y compris les espèces et quasi-espèces, les dépôts à terme, les comptes débiteurs, les investissements, les comptes créditeurs et les produits à recevoir, les gratifications payables, le plan de participation aux bénéfices payables aux employés, la dette à long terme, remboursable aux actionnaires, les avances de la compagnie affiliée et les actions privilégiées. Les gestionnaires sont de l'opinion que la Compagnie ne s'expose pas à des risques importants qui se rapportent aux intérêts, aux devises, ou aux crédits, et qui pourraient découler de ces effets financiers, sauf les exceptions qui seront divulguées.

La concentration des crédits

Les effets financiers qui pourraient exposer la Compagnie à des risques associés à la concentration des crédits consistent surtout en des comptes clients. Les risques associés à la concentration des crédits surgissent lorsqu'un groupe de clients manifestent une caractéristique semblable, de sorte que des changements dans les conditions économiques ou autres pourraient vraisemblablement avoir un effet commun sur leur capacité de respecter leurs obligations. La Compagnie dépend considérablement des clients qui oeuvrent dans l'industrie du pétrole et du gaz; en conséquence, ses comptes débiteurs sont exposés à des risques de concentration de crédit. La compagnie tente de minimiser ces risques en réservant ses services aux clients jugés dignes de crédit. Le 31 août 2004, huit clients étaient redevables de 71 % des comptes débiteurs de la Compagnie (huit clients pour 85 % le 31 mai 2004).

Jade Group of Companies
Notes afférentes aux états financiers cumulés

14. **Effets financiers** *(suite de la page précédente)*

Juste valeur des effets financiers

La valeur comptable des espèces et quasi-espèces, des dépôts à terme, des comptes débiteurs, des comptes créditeurs et produits à recevoir, des gratifications payables et du plan de participation aux bénéfices payables aux employés est sensiblement égale à leur juste valeur à cause du court terme de ces effets.

La juste valeur des investissements de la Compagnie dans les titres offerts au public est fondée sur les cours du marché, lorsque ceux-ci sont disponibles, ou bien sur les cours d'investissements semblables.

Les principes comptables généralement reconnus au Canada exigent la divulgation de renseignements concernant la juste valeur de tout effet financier, sauf lorsque les contraintes de frais et de temps rendent trop difficile l'établissement fiable desdits renseignements. Parce qu'il était impossible d'obtenir des renseignements pertinents et fiables sur leur juste valeur, la Compagnie n'a pas divulgué ces renseignements par rapport aux sommes remboursables aux actionnaires, aux avances de la compagnie affiliée et aux actions privilégiées.

La juste valeur de l'emprunt à terme remboursable sur demande et à taux d'intérêt flottant est sensiblement la même que sa valeur comptable, puisque le taux d'intérêt varie avec le taux préférentiel. La juste valeur des emprunts ne portant pas intérêt est estimée à 90 000 $ (le 31 mai 2004 – 48 030 $) en utilisant les flux monétaires actualisés fondés sur les taux courants demandés par les banques à charte pour l'organisation d'emprunts semblables.

Risque relatif au taux d'intérêt

L'emprunt à terme remboursable sur demande (Note 6) porte un taux d'intérêt qui varie avec le taux préférentiel, ce qui expose la Compagnie à un risque associé aux fluctuations du taux d'intérêt.

15. **Événement postérieur**

Après le 31 août 2004, la Compagnie a conclu un accord avec un tiers, à condition que l'acheteur puisse obtenir les fonds nécessaires le ou avant le 15 novembre 2004, pour vendre à peu près toutes ses immobilisations corporelles en contrepartie globale de 87 600 000 $.

Si la vente se réalise, à peu près tout le passif à long terme sera réglé dans les douze prochains mois.

Jade Group of Companies

Tableau complémentaire 1 – Tableau cumulé des frais d'exploitation des tours de forage et des camps

pour les trois mois terminés le 31 août 2004
(non vérifiés)

	Après 3 mois 2004	*Après 3 mois 2003*
Amortissement – roulottes de camp	**46 474**	43 276
Amortissement – tours de forage	**703 187**	945 438
Location de camps, réparations, approvisionnement (restauration)	**105 751**	1 019
Prestations aux employés	**195 958**	247 347
Location de matériel	**101 337**	258 949
Carburant	**569 116**	392 320
Assurances	**68 442**	59 642
Frais divers	**178 805**	64 326
Réparations et maintien	**1 790 242**	1 620 108
Déplacements des tours de forage	**44 850**	-
Impôts et licences	**24 208**	21 667
Matériel de transport	**77 001**	45 178
Voyages et subsistance	**900 043**	965 952
Salaires	**3 491 184**	4 302 996
	8 296 608	8 968 808

Jade Group of Companies

Tableau complémentaire 2 – Tableau cumulé des frais généraux et des frais d'administration

pour les trois mois terminés le 31 août 2004
(non vérifiés)

	Après 3 mois **2004**	*Après 3 mois* 2003
Réclames et promotions	**39 736**	29 239
Amortissement	**79 108**	80 929
Matériel roulant	**12 119**	24 901
Impôts et licences d'affaires	**28 217**	21 908
Communications	**9 341**	7 281
Honoraires de consultation	**3 826**	1 539
Assurances	**42 381**	13 667
Intérêt et frais bancaires	**1 627**	2 684
Intérêt sur la dette à long terme et sur les emprunts à terme remboursables sur demande	**12 673**	25 902
Bureau	**66 355**	23 348
Honoraires professionnels	**36 814**	2 101
Location	**2 100**	-
Salaires et prestations	**389 983**	324 952
Atelier et parc	**39 402**	45 777
Voyages et frais de réception	**5 769**	15 617
	769 451	619 344

ÉTATS FINANCIERS DE WILSON DRILLING LTD.

1. États financiers non vérifiés de Wilson Drilling Ltd. au 30 juin 2004 et pour le semestre terminé à cette date.

États financiers consolidés non vérifiés

Wilson Drilling Ltd.

30 juin 2004

Wilson Drilling Ltd.

BILANS CONSOLIDÉS

(non vérifié)	Au 30 juin 2004 $	Au 31 décembre 2003 $
ACTIF ***[note 3]***		
Actif à court terme		
Encaisse	—	854 302
Débiteurs *[note 4]*	**3 964 252**	3 177 921
Charges payées d'avance	**96 976**	63 903
	4 061 228	4 096 126
Appareils de forage et équipement	**18 955 185**	12 121 388
Frais de développement reportés	**500 000**	500 000
Charges reportées	**103 336**	121 382
Placement	**25 000**	25 000
	23 644 749	16 863 896
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Découvert bancaire	**931 782**	—
Créditeurs et charges à payer	**6 545 256**	1 478 944
Impôts sur les bénéfices à payer	—	147 133
Tranche échéant à moins d'un an de l'emprunt bancaire à terme *[note 3]*	**5 512 500**	1 575 000
Tranche échéant à moins d'un an de l'obligation locative	**730 561**	700 060
Produits comptabilisés d'avance	—	1 503
	13 720 099	3 902 640
Prêts consentis par des apparentés ***[note 4]***	**5 368 611**	3 279 411
Obligation locative	**1 851 729**	2 186 855
Emprunt bancaire à terme ***[note 3]***	—	4 725 000
Impôts futurs	**1 462 751**	1 527 441
	8 683 091	11 718 707
Capitaux propres		
Capital social	**20**	20
Bénéfices non répartis	**1 241 539**	1 242 529
	1 241 559	1 242 549
	23 644 749	16 863 896

Voir les notes afférentes aux états financiers consolidés.

Au nom du conseil,

(signé) Kerry Wilson
Administrateur

(signé) Clayton Riddell
Administrateur

Wilson Drilling Ltd.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Semestres terminés les 30 juin
(non vérifié)

	2004 $	2003 $
Produits		
Charges liées aux appareils de forage	**5 992 102**	4 452 236
Autres	**210 800**	196 363
	6 202 902	4 648 599
Coût d'exploitation		
Exploitation des appareils de forage	**4 267 010**	2 594 656
Marge brute	**1 935 892**	2 053 943
Charges		
Amortissement	**967 646**	894 046
Intérêts	**400 567**	194 719
Charges administratives	**629 781**	587
Perte à la cession d'équipement	**38 636**	—
	2 036 630	1 445 352
Bénéfice (perte) avant impôts sur les bénéfices	**(100 738)**	608 591
Impôts sur les bénéfices (recouvrement)		
Exigibles	**(35 058)**	—
Futurs	**(64 690)**	234 400
	(99 748)	234 400
Bénéfice net (perte nette) de la période	**(990)**	374 191
Bénéfices non répartis au début de la période	**1 242 529**	2 059 603
Bénéfices non répartis à la fin de la période	**1 241 539**	2 433 794

Voir les notes afférentes aux états financiers consolidés.

Wilson Drilling Ltd.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

Semestres terminés les 30 juin
(non vérifié)

	2004 $	2003 $
Flux de trésorerie liés aux activités d'exploitation		
Bénéfice net (perte nette) de la période	**(990)**	374 191
Ajouter les éléments sans effet sur la trésorerie :		
Amortissement	**967 646**	894 046
Charge (recouvrement) d'impôts futurs	**(64 690)**	234 400
Perte à la cession de l'équipement	**38 636**	—
Amortissement des charges reportées	**18 046**	—
	958 648	1 502 637
Variation du fonds de roulement hors caisse	**4 098 272**	(339 219)
	5 056 920	1 163 418
Flux de trésorerie liés aux activités d'investissement		
Achat d'appareils de forage et d'équipement	**(8 379 039)**	(7 316)
Placement dans des filiales	—	(41 873)
Produit de la vente d'équipement	**538 960**	—
	(7 840 079)	(49 189)
Flux de trésorerie liés aux activités de financement		
Remboursement de l'emprunt bancaire à terme	**(787 500)**	(1 000 000)
Augmentation des prêts consentis par des apparentés	**2 089 200**	309 479
Remboursement de l'obligation au titre de contrats de location-acquisition	**(304 625)**	(314 560)
	997 075	(1 005 081)
Augmentation (diminution) de l'encaisse	**(1 786 084)**	109 148
Encaisse (découvert bancaire) au début de la période	**854 302**	(47 791)
Encaisse (découvert bancaire) à la fin de la période	**(931 782)**	61 357

Voir les notes afférentes aux états financiers consolidés.

Wilson Drilling Ltd.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
(non vérifié)

30 juin 2004

1. NATURE DES ACTIVITÉS

Wilson Drilling Ltd. (la «société») est une société privée constituée le 18 juillet 1997, en vertu de la *Business Corporations Act* de l'Alberta, qui a amorcé ses activités d'exploitation en février 1998. Les principales activités de l'entreprise consistent en l'exploitation d'appareils de forage de puits de pétrole et de gaz dans l'Ouest canadien et le développement de l'équipement de remise à neuf des sites de forage.

La société voit la demande pour ses services de forage fluctuer et, par conséquent, les résultats intermédiaires ne sont pas nécessairement représentatifs des résultats annuels.

2. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires de la société ont été préparés selon les principes comptables généralement reconnus. Les conventions comptables appliquées sont conformes à celles décrites dans les états financiers consolidés de la société pour l'exercice terminé le 31 décembre 2003. Les présents états financiers consolidés intermédiaires ne comprennent pas toutes les informations requises dans les états financiers consolidés annuels et doivent être lus avec les états financiers consolidés du 31 décembre 2003.

Les états financiers consolidés incluent les comptes de la société et de sa filiale détenue à 76,13 %, Invertek Fluid Reclaimers Inc. («Invertek»). Invertek comprend les comptes consolidés de ses filiales en propriété exclusive, Invertek Manufacturing Inc. et Invertek Inc.

3. EMPRUNT BANCAIRE À TERME

Le 4 décembre 2003, la société a obtenu 6 300 000 $ sous la forme d'un emprunt bancaire à terme remboursable en versements mensuels du capital de 131 250 $ portant intérêt au taux de base majoré de 1,00 % et à l'origine venant à échéance en décembre 2007. Le produit de l'emprunt a servi à racheter la facilité de crédit d'exploitation de 5 500 000 $. Un contrat de garantie générale, représentant une charge flottante de premier rang sur tous les biens actuels et acquis par la suite de la société ainsi qu'une charge fixe de premier rang sur les appareils de forage n°s 1 et 2 et une charge de deuxième rang sur l'appareil de forage n° 3, est donné en garantie. Un contrat de subordination signé par Paramount Resources Ltd. («Paramount»), actionnaire détenant 50 % de la société, subordonne toutes les dettes actuelles et futures de la société à la banque.

Au 30 juin, 2004, la société ne respectait pas ses engagements à l'égard des exigences de ratio financier contenues dans les clauses restrictives de l'entente de prêt bancaire à terme. Cependant, en raison de la vente de ses appareils de forage tel qu'il est présenté à la note 5, la société a remboursé la totalité de cet emprunt le 27 juillet 2004.

4. OPÉRATIONS ET SOLDES ENTRE APPARENTÉS

Prêts consentis par des apparentés

Au 30 juin 2004, la société avait reçu des prêts des actionnaires totalisant 5 143 147 $. Les prêts des actionnaires ne comportent aucune modalité fixe de règlement, ne sont pas garantis et portent intérêt au taux de base majoré de deux pour cent par année. Au cours du semestre terminé le 30 juin 2004, la société a versé 89 200 $ en intérêts.

Au 30 juin 2004, la société avait également un prêt de 225 464 $ accordé par Shehtah Wilson Drilling Partnership («Shehtah»), société en commandite dans laquelle la société détient une participation de 1 % et Paramount, une participation de 99 %.

Autres opérations avec des apparentés

Toutes les opérations entre apparentés sont comptabilisées à leur valeur d'échange. Les soldes des montants à verser aux apparentés et à en recevoir à la fin de la période sont résumés ci-dessous :

	Au 30 juin 2004			
	Invertek USA $	**Shehtah $**	**Paramount $**	**Total $**
Débiteurs	**5 365**	**763 827**	**785 355**	**1 554 547**
Créditeurs et charges à payer	—	—	**1 504**	**1 504**

Les opérations avec des apparentés au cours de la période se présentent comme suit :

	Semestre terminé le 30 juin 2004		
	Paramount $	**Shetah $**	**Total $**
Produits	**1 824 546**	**368 966**	**2 193 512**
Intérêts débiteurs	**89 200**	—	**89 200**
Recouvrement des charges d'exploitation et d'administration	**481 831**	**740 306**	**1 222 137**

	Semestre terminé le 30 juin 2003		
	Paramount	**Shetah**	**Total**
	$	**$**	**$**
Produits	2 629 972	157 033	2 787 005
Recouvrement des charges d'exploitation et d'administration	—	288 059	288 059

Paramount détient 50 % des actions de la société. Invertek USA appartient à un employé de Invertek. Au cours des semestres terminés les 30 juin 2004 et 2003, la société a réalisé des honoraires de gestion et recouvré ses charges d'exploitation et d'administration par suite du contrat de gestion conclu avec Shehtah.

5. FAIT POSTÉRIEUR À LA DATE DU BILAN

Le 7 juillet 2004, la société a conclu une entente avec un tiers en vue de lui vendre la presque totalité de ses appareils de forage. Cette opération de vente a été conclue le 27 juillet 2004 et s'est traduite par un produit au comptant de 19,2 millions de dollars et la réception d'actions échangeables de l'acquéreur d'une valeur de 12,8 millions de dollars.

En vertu d'une résolution des actionnaires datée du 10 août 2004 la dénomination de la société est devenue 747706 Alberta Ltd.

ATTESTATION DE LA FIDUCIE ET DU PROMOTEUR

Le 25 octobre 2004

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada. Aux fins de la province de Québec, le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

pour TRINIDAD ENERGY SERVICES INCOME TRUST
par Trinidad Drilling Ltd.

(signé) Michael E. Heier
Président du conseil et chef de la direction

(signé) Brent J. Conway
Chef des finances

pour le conseil d'administration de Trinidad Drilling Ltd.

(signé) Grant Abbott
Administrateur

(signé) Naveen Dargan
Administrateur

pour le PROMOTEUR,
TRINIDAD DRILLING LTD.,

(signé) Michael E. Heier
Président du conseil et chef de la direction

ATTESTATION DES PRENEURS FERMES

Le 25 octobre 2004

À notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada. Aux fins de la province de Québec, le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

RAYMOND JAMES LTÉE

(signé) Jason Holtby

MARCHÉS MONDIAUX CIBC INC.

(signé) Arthur Korpach

VALEURS MOBILIÈRES TD INC.

(signé) Gregory B. Saksida

HAYWOOD SECURITIES INC.

(signé) David McGorman

INVESTISSEMENTS PREMIERS ASSOCIÉS INC.

(signé) John M. Peltier

VALEURS MOBILIÈRES DESJARDINS INC.

(signé) Jake A. Herman

CORPORATION DE VALEURS MOBILIÈRES DUNDEE

(signé) Ali A. Bhojani

FIRSTENERGY CAPITAL CORP.

(signé) Hugh R. Sanderson

PRELIMINARY SHORT FORM PROSPECTUS

New Issue **October 25, 2004**


TRINIDAD
ENERGY SERVICES INCOME TRUST

$79,000,001
8,449,198 Trust Units

Price: $9.35
Per Trust Unit

This short form prospectus qualifies the distribution of 8,449,198 trust units (the "**Trust Units**") of Trinidad Energy Services Income Trust (the "**Trust**") at a price of $9.35 per Trust Unit (the "**Offering**"). The price for the Trust Units offered under this short form prospectus was determined by negotiation between Trinidad Drilling Ltd. ("**Trinidad**"), on behalf of the Trust, and Raymond James Ltd., on behalf of itself and the other Underwriters (as defined below).

The net proceeds of this Offering will be used to complete the indirect acquisition by the Trust of substantially all of the drilling assets of Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. (collectively, the "**Jade Group**"). Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Jade Acquisition (as defined herein), other than the payment of the Purchase Price in respect thereof (as defined herein). In the event this Offering is not completed, the Jade Acquisition will not be completed. See "Recent Developments - Acquisition of Assets of the Jade Group " and "Use of Proceeds".

The outstanding Trust Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "TDG.UN". On October 20, 2004, the last trading day before the announcement of this Offering and the Jade Acquisition (as defined herein) the closing price of the Trust Units on the TSX was $9.60 and on October 22, 2004, the closing price was $9.48. Trinidad, on behalf of the Trust, has applied to list the Trust Units distributed under this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the requirements of the TSX.

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust[(1)]
Per Trust Unit	$9.35	$0.4675	$8.8825
Total[(2)]	$79,000,001	$3,950,000	$75,050,001

Notes:
(1) Before deducting expenses of the Offering, estimated to be $600,000, which will be paid from the general funds of the Trust.
(2) The Trust has granted the Underwriters an option (the "Option"), exercisable in whole or in part, to purchase up to an additional 270,000 Trust Units at the Offering price, which Option is exercisable at any time until 9:00 a.m. (Calgary time) on the day preceding the Closing Date (as defined herein). The Trust Units issuable upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Offering, the Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of this Offering) will be $81,524,501, $4,076,225 and $77,448,276 respectively. See "Plan of Distribution".

Raymond James Ltd., CIBC World Markets Inc., TD Securities Inc., Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc., Dundee Securities Corporation and FirstEnergy Capital Corp. (collectively, the "**Underwriters**"), as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to approval of certain legal matters on behalf of the Trust by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Macleod Dixon LLP.

TD Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank which is a lender to Trinidad. Consequently, the Trust may be considered to be a connected issuer of this Underwriter under applicable Canadian securities laws. See "Relationship Between the Trust and a Certain Underwriter".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Closing of this Offering and the Jade Closing (as defined herein) are

expected to occur on or about November 10, 2004, but in any event no later than November 15, 2004. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Provided this Offering closes before November 30, 2004, which is the anticipated record date for the distribution by the Trust to holders of Trust Units ("**Unitholders**") expected to be paid on December 15, 2004, subscribers who complete their purchase of Trust Units from the Underwriters and continue to be the registered holder of such Trust Units on November 30, 2004 will be eligible to particpate in the distribution of the Trust expected to be paid on December 15, 2004.

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this short form prospectus and the documents incorporated by reference herein, the Trust uses the term "cash flow of the Trust" to refer to the amount of cash that is expected to be available for distribution to Unitholders and the term "EBITDA" to refer to earnings of the Trust before interest, taxes, depreciation and amortization. The terms "cash flow of the Trust" and "EBITDA" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP; "cash flow of the Trust" is an amount calculated in accordance with the terms of the Trust Indenture (as defined herein) and Trinidad computes EBITDA on a consistent basis for each reporting period. Therefore, cash flow of the Trust and EBITDA may not be comparable to similar measures presented by other issuers, and investors are cautioned that cash flow of the Trust and EBITDA should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

The following table provides a reconciliation of the Trust's net income and EBITDA for the periods indicated:

	Six Months June 30, 2004	**Six Months June 30, 2003**	**Twelve Months December 31, 2003**	**Twelve Months December 31, 2002**
		($000s)		
Net income for the period:	4,329	1,410	4,599	1,255
Depreciation and amortization	5,401	1,628	5,825	2,158
Current taxes	212	69	336	115
Future taxes	(147)	288	1,886	323
Interest	1,420	778	2,265	979
Re-organization expenses	-	-	-	818
EBITDA	11,215	4,173	14,911	5,648

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Trinidad, at its offices located at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6 (Telephone: (403) 265-6525) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Trinidad at the above-mentioned address and telephone number.

The following documents of the Trust, which have been filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of the Trust dated May 19, 2004 for the year ended December 31, 2003 (the "**AIF**");

(b) Management's Discussion and Analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2003;

(c) the audited comparative consolidated financial statements of the Trust and the notes thereto as at and for the year ended December 31, 2003, together with the report of the auditors thereon;

(d) Management's Discussion and Analysis of the financial condition and results of operations of the Trust for the six months ended June 30, 2004;

(e) the unaudited comparative consolidated financial statements of the Trust as at and for the six months ended June 30, 2004;

(f) the Information Circular of the Trust dated May 11, 2004, relating to the Annual General and Special Meeting of Unitholders held on June 9, 2004 (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein, being the disclosure under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" and the disclosure in Schedule D thereto);

(g) the material change reports of the Trust dated effective February 19, 2004 and March 15, 2004 with respect to the acquisition of substantially all of the assets of Arrow Drilling Inc. (the "**Arrow Acquisition**") and the associated prospectus offering of Trust Units, and the material change reports of the Trust dated effective July 8, 2004 and July 27, 2004 with respect to the acquisition of substantially all of the assets of Wilson Drilling Ltd. (the "**Wilson Acquisition**") and the associated prospectus offering of Trust Units;

(h) the audited consolidated financial statements of Wilson Drilling Ltd. as at December 31, 2003 and 2002, and for the year ended December 31, 2003 and the eleven months ended December 31, 2002, together with the report of the auditors thereon, contained in the short form prospectus of the Trust dated July 19, 2004 (the "**July Prospectus**");

(i) the unaudited balance sheet of Arrow Drilling Inc. as at December 31, 2003, the unaudited statements of income and retained earnings and cash flows for the six month periods ended December 31, 2003 and 2002 and the audited annual financial statements of Arrow Drilling Inc. as at and for the years ended June 30, 2003, June 30, 2002 and June 30, 2001, together with the report of the auditors thereon, contained in the short form prospectus of the Trust dated March 3, 2004 (the "**March Prospectus**");

(j) the audited financial statements of Bear Drilling Ltd. as at and for the years ended April 30, 2003, April 30, 2002 and April 30, 2001, together with the report of the auditors thereon, contained in the March Prospectus;

(k) the unaudited balance sheet of Saturn Drilling Inc. as at February 28, 2003 and the unaudited statements of earnings and retained earnings and cash flows for the nine month periods ended February 28, 2003 and February 28, 2002 and the audited annual financial statements of Saturn Drilling Inc. as at and for the year ended May 31, 2002, together with the report of the auditors thereon, contained in the March Prospectus; and

(l) The section of the July Prospectus entitled "Recent Developments – Acquisition of Assets of Wilson Drilling Ltd.".

Any of the following documents, if filed by the Trust with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the termination of this Offering, shall be deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements;

(c) comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (other than any disclosure comparable to the portions of the Information Circular of the Trust dated May 11, 2004 which are not incorporated by reference in this short form prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference herein modifies or supercedes such statement. The modifying or superceding statement need not state that it has modified or superceded a prior statement or include any other information set forth in the document that it modifies or supercedes. The making of a modifying or superceding statement shall not be deemed to be an admission for any purposes that the modified or superceded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus and in certain documents incorporated by reference into this short form prospectus constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

TRINIDAD ENERGY SERVICES INCOME TRUST

The Trust

Trinidad Energy Services Income Trust is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture dated August 1, 2002 between Trinidad and Valiant Trust Company, as amended effective December 31, 2003 (collectively, the "**Trust Indenture**"). The Trust owns all of the issued and outstanding common shares of Trinidad and unsecured, subordinated notes issued by Trinidad to the Trust (the "**Notes**"). The business of the Trust, including the provision of drilling and workover equipment and services to oil and gas exploration and production companies operating in western Canada, is conducted by Trinidad.

The head and principal office of the Trust is located at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6.

Trinidad Drilling Ltd.

Trinidad is a drilling and service rig contractor which provides contract drilling services to the Canadian oil and gas industry. Trinidad currently has a total of 38 drilling rigs and 8 service rigs.

Trinidad was incorporated under the *Business Corporations Act* (Saskatchewan) on February 23, 1996 as 614651 Saskatchewan Ltd. Trinidad amended its articles to change its name to Trinidad Drilling Ltd. on May 9, 1996. Trinidad continued into Alberta on June 29, 1999 and, effective June 30, 1999, amalgamated with 804969 Alberta Ltd. The amalgamated corporation continued as "Trinidad Drilling Ltd." In connection with the amalgamation, Trinidad amended its articles to, among other things, remove its private company restrictions. The articles of Trinidad were again amended on March 11, 2004 to allow for the creation and issuance, in series, of exchangeable shares (the "**Exchangeable Shares**"), including the initial series of exchangeable shares (the "**Exchangeable Shares, Initial Series**"), and were further amended on July 26, 2004 to allow for the creation of the exchangeable shares, Series B (the "**Series B Exchangeable Shares**").

Effective for Trinidad's 1999 year end, Trinidad changed its fiscal year end from November 30 to December 31 in order to bring Trinidad in line with the prevalent financial reporting practices in the industry.

In October of 2000, Trinidad completed its initial public offering (the "**IPO**"), issuing 4.0 million units at a price of $2.50 per unit. Each unit was comprised of one common share of Trinidad and one half of a common share purchase warrant, with each whole warrant being exercisable into a common share of Trinidad at an exercise price of $3.00 on or before December 11, 2001. Net proceeds to Trinidad from the IPO were $9.0 million. Trinidad began trading under the symbol "TDG" on the TSX on October 11, 2000.

On September 17, 2002, Trinidad was amalgamated with Trinidad Acquisition Corp. and became a wholly-owned subsidiary of the Trust pursuant to a reorganization (the "**Arrangement**") of Trinidad into an income trust, by way of a plan of arrangement under the *Business Corporations Act* (Alberta) (the "**ABCA**"). Following the Arrangement, the common shares of Trinidad were delisted from the TSX and the Trust Units commenced trading on the TSX.

On March 10, 2004, Trinidad incorporated Trinidad Exchange Corp. ("**Trinidad ExchangeCo**"), a wholly-owned subsidiary, under the ABCA. Trinidad ExchangeCo was incorporated for the purposes of facilitating the integration of the Exchangeable Shares into the capital structure of the Trust and its subsidiaries. Trinidad ExchangeCo conducts no business other than with respect to the Exchangeable Shares.

The head and principal office functions of Trinidad are performed at its office at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6. In addition, Trinidad maintains a field office in Lloydminster, Alberta, an operations yard in Blackfoot, Alberta, an administrative and operations yard in Calgary, Alberta and two administrative offices in Edmonton, Alberta. Trinidad's registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

Trinidad is extra-provincially registered to carry on business in Manitoba, Saskatchewan, British Columbia and the Northwest Territories.

Organization Chart

The simplified organizational structure of the Trust, including the material subsidiary of the Trust, and the flow of cash from Trinidad to the Trust and from the Trust to its Unitholders are set forth below:



Unitholders
Trust Units (100%)
Cash Distributions(3)
Trinidad Energy Services Income Trust
cash flow of the Trust(1)
Trinidad Shares (100%)
Notes (100%)(2)
Trinidad Drilling Ltd.

Notes:
(1) Cash flow of the Trust represents payments made by Trinidad to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividend income may also be paid from Trinidad to the Trust.
(2) The Trust may invest repayments of principal on the Notes in securities of Trinidad to enable Trinidad to make capital expenditures.
(3) Cash distributions are expected to be made to Unitholders monthly based upon the cash flow of the Trust. See "Distribution Policy".

For detailed descriptions of the business of the Trust and Trinidad, please refer to "Description of the Business of the Trust" and " General Description and Development of the Business of Trinidad" as contained in the AIF.

Trinidad's drilling rig fleet (prior to completion of the Jade Acquisition) is as follows:

Rig #	Type	Manufacturer and Type	Rated Depth (metres)
1	Heavy Double	Rigmaster P-500	2,800
2	Heavy Double	Rigmaster P-500	3,200
3	Heavy Double	Rigmaster P-750	3,200
4	Heavy Double	Rigmaster P-750	3,200
5	Triple	Unit 15 TMS	2,400
6	Single	Failing 2500	1,000
7	Single	Failing R300	1,400
8	Rng III Single	Rigmaster P-300	1,800
9	Rng III Single	Rigmaster P-300	1,800
10	Rng III Single	Rigmaster P-300	1,800
11	Rng III Single	Rigmaster P-300	1,800
12	Rng III Single	Rigmaster P-300	1,800
13	Heavy Double	TSM 7000A	3,000
14	Heavy Double	Rigmaster P-600	3,000
15	Triple	Rigmaster P-850	3,500
16	Heavy Double	TSM 7000A	3,200
17	Heavy Double	TSM 7000	3,600
18	Heavy Double	Franks 750	3,300
19	Heavy Double	Alco 750	3,500
20	Triple	TSM 1200-E	5,500
21	Triple	TSM 1000	4,200
22	Heavy Double	Rigmaster E-750	3,500
23	Heavy Double	Rigmaster E-750	3,500
24	Heavy Double	Rigmaster E-750	3,500
25	Heavy Double	Rigmaster E-750	3,500

Rig #	Type	Manufacturer and Type	Rated Depth (metres)
26	Heavy Double	Rigmaster E-750	3,500
27	Double	Superior 300	1,700
28	Single	Gardner Denver 3000	1,300
29	Single	Rigmaster P300M	1,300
30	Double	Superior 300	1,800
31	Heavy Double	Rigmaster P500M	2,300
32	Double	Ideco H30	2,000
33	Single	Ideco H25	1,300
34	Heavy Double	Rigmaster P500M	2,600
35	Heavy Double	Alco 750	3,200
36	Triple	Continental Emsco D-2E	4,600
37	Heavy Double	TSM 700	3,000
38	Triple	Rigmaster P-850	4,000

Trinidad's service rig fleet is as follows:

Rig #	Type	Manufacturer	Rated Depth (metres)
1	Double/Single	Cardwell/Mainland	1,500
2	Double/Single	Cardwell/Mainland	1,500
3	Single/Single	Uniflex	1,000
4	Double/Single	Cardwell/Mainland	1,500
5	Double/Single	Irontech	2,400
6	Single/Single	Irontech	2,400
7	Double/Single	Sky Top/Brewster	2,000
8	Double/Single	Cooper	1,500

RECENT DEVELOPMENTS

Acquisition of Assets of the Jade Group

The Asset Purchase Agreement

On October 21, 2004, Trinidad entered into an asset purchase agreement (the "**Asset Purchase Agreement**") with Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. (collectively, the "**Jade Group**"), private Alberta corporations at arm's length to Trinidad and the Trust, pursuant to which Trinidad has agreed to acquire substantially all of the assets of the Jade Group (the "**Jade Acquisition**"), being comprised of 14 drilling rigs and equipment ancillary thereto, including drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs, as well as a building and operations yard in Nisku, Alberta (the "**Real Property**").

The purchase price (the "**Purchase Price**") to be paid to the Jade Group pursuant to the Asset Purchase Agreement is $87,625,000 ($71,900,000 being allocated to the drilling rigs, $11,975,000 being allocated to the ancillary equipment and $3,750,000 being allocated to the Real Property), payable as to $78,862,500 in cash (the "**Cash Portion**") with the balance payable through the issuance of 937,166 Trust Units at a deemed price of $9.35 for a deemed aggregate value of $8,762,500. At the closing of the transaction contemplated by the Asset Purchase Agreement (the "**Jade Closing**"), $8,000,000 of the Cash Portion will be held in trust by the Jade Group's counsel, as a deposit against any of the assets being missing, not in good operating condition, or subject to encumbrances. Trinidad will have 45 days from the date of the Jade Closing to inspect such assets and will be reimbursed from such $8,000,000 for the fair market value of any missing assets, the cost to bring any other assets into good operating condition and the amount required to give free and clear title to such assets to Trinidad. The remainder of such $8,000,000 will be paid to the Jade Group.

The Asset Purchase Agreement contains representations and warranties of the parties which are typical for transactions of this type, and which survive for 24 months from the date of the Jade Closing. The Asset Purchase Agreement also contains covenants typical for transactions of this type, which require the Jade Group to carry on its business in the normal and ordinary course, consistent with past practice, until the date of the Jade Closing. The Asset Purchase Agreement also contains standard indemnification provisions, including mutual indemnities by both Trinidad and the Jade Group for material breaches of representations and warranties or the failure to perform any material covenants or agreements thereunder. No claim for indemnity under the Asset Purchase Agreement may be

made by either party until the aggregate of such claims exceeds $50,000, and indemnification will only be made for amounts which, in aggregate, exceed $50,000.

The net proceeds from this Offering will be applied to the Cash Portion of the Purchase Price. Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Jade Acquisition, other than the payment of the Cash Portion of the Purchase Price in respect thereof. In the event this Offering is not completed, the Jade Acquisition will not be completed. See "Use of Proceeds". Closing of the Jade Acquisition is also subject to satisfaction of conditions which are typical for an asset purchase of this nature, including: (i) Trinidad's satisfaction, in its sole and unrestricted discretion, with its due diligence investigations of the Jade Group and the Real Property; (ii) the transfer by the Jade Group at the closing time of their assets to Trinidad free and clear of any security interests or other encumbrances, other than certain permitted encumbrances; and (iii) receipt of the necessary approvals and third party consents, including the TSX. The Asset Purchase Agreement also provides that in the event that Trinidad is not satisfied with its due diligence investigations of the Real Property, including in the event that the Real Property is damaged or lost or if an environmental audit on the Real Property is unsatisfactory to Trinidad, Trinidad has the option to reduce the Purchase Price by $3,750,000 and close the Jade Acquisition without acquiring the Real Property. In such circumstance, the Real Property will be leased to Trinidad during which time Jade Drilling Inc. will be obligated, at its own cost, to repair any deficiencies, following which Trinidad will acquire the Real Property for $3,750,000.

It is a further condition of the Jade Acquisition that the Jade Group and their respective shareholders, directors and officers enter into non-competition agreements with Trinidad whereby each will agree not to compete with the business of Trinidad for three years subsequent to the Jade Closing.

Trinidad has agreed to make offers of employment to all of the existing Jade Group employees, and it is a mutual condition to the Jade Closing that two senior officers of the Jade Group enter into non-executive employment agreements with Trinidad pursuant to which they will assist Trinidad in the transition associated with the completion of the Jade Acquisition.

Impact of Jade Acquisition on the Trust's Operations

The assets to be acquired from the Jade Group pursuant to the Jade Acquisition include 14 drilling rigs (one single drilling rig with a depth rating of 1,100 metres and 13 double drilling rigs with depth ratings of up to 3,000 metres), drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs and the Real Property.

The Jade Group's drilling fleet is as follows:

Rig #	Depth (metres)	Manufacturer and Type
2	1,100	Wilson Super 38
3	3,000	TSM 7000A
4	3,000	TSM 7000A
5	2,200	TSM 6000
6	1,600	TSM 6000M
7	2,000	TSM 6000M
8	1,600	TSM 6000M
9	1,600	TSM 6000
10	2,000	TSM 6000A
11	2,200	TSM 6000M
12	3,000	TSM 7000A
14	3,000	TSM 7000A
15	3,000	TSM 7000A
16	3,000	TSM 7000A

The Jade Acquisition will provide Trinidad with a broader and more balanced drilling fleet that will better serve the demands of Trinidad's current customer base. In addition, the Jade Acquisition will expand Trinidad's existing customer base to include integrated and intermediate oil and gas producers and explorers to whom Trinidad does not currently provide drilling or well servicing equipment. As a result of the addition of the Jade Group's rigs, Trinidad expects to experience better overall utilization rates. Management expects that the Jade Acquisition will also provide cost efficiencies, as Trinidad's current infrastructure is capable of absorbing the addition of the Jade Group's rigs with only nominal additions to its current general and administrative costs.

Wilson Acquisition

On July 27, 2004, Trinidad completed the Wilson Acquisition for cash consideration of approximately $19,200,000 and the issuance of 1,641,026 Series B Exchangeable Shares. Each Series B Exchangeable Share is exchangeable, without the payment of any consideration, into one Trust Unit (subject to adjustments in certain circumstances) for five years from the date of issuance on July 27, 2004. The Series B Exchangeable Shares do not receive cash distributions from the Trust; however, the exchange ratio for the Series B Exchangeable Shares is automatically increased in accordance with a pre-determined formula, to account for distributions made by the Trust prior to the exchange of the Series B Exchangeable Shares. The assets acquired from Wilson pursuant to the Wilson Acquisition included two double drilling rigs (with depth ratings of up to 3,500 metres) and two triple drilling rigs (with depth ratings of up to 4,700 metres), drill pipe and spare parts. For additional information regarding the Wilson Acquisition, see "Recent Developments – Acquisition of Assets of Wilson Drilling Ltd." in the July Prospectus.

Arrow Acquisition

On March 15, 2004, Trinidad completed the Arrow Acquisition for cash consideration of approximately $26,000,000 and the issuance of 2,307,692 Exchangeable Shares, Initial Series at a price of $7.80 per Exchangeable Share, Initial Series. Each Exchangeable Share, Initial Series is exchangeable, without the payment of any consideration, into one Trust Unit (subject to adjustments in certain circumstances) for five years from the date of issuance on March 15, 2004. The Exchangeable Shares, Initial Series do not receive cash distributions from the Trust; however, the exchange ratio for the Exchangeable Shares, Initial Series is automatically increased in accordance with a pre-determined formula, to account for distributions made by the Trust prior to the exchange of the Exchangeable Shares, Initial Series. The assets acquired from Arrow pursuant to the Arrow Acquisition included five double drilling rigs (with a depth rating of 2,600 metres), three single drilling rigs (with a depth rating of 1,400 metres), drill pipe and spare parts. Additional details concerning the effect of the Arrow Acquisition on the operating results of the Trust are included in the AIF incorporated by reference herein.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2003 and as at August 31, 2004, both before and after giving effect to this Offering and the Jade Acquisition:

	Outstanding as at December 31, 2003	Outstanding as at August 31, 2004	Outstanding as at August 31, 2004 after giving effect to this Offering and the Jade Acquisition[1][2]
Long term debt [3]	$42,209,522	$51,092,905	$55,505,402
Unitholders' capital	$79,093,121 (27,949,881 Trust Units)	$135,566,633 (35,698,205 Trust Units)	$218,779,133 (45,084,575 Trust Units)
Exchangeable Shares, Initial Series [4]	Nil	$17,999,998 (2,307,692 Exchangeable Shares, Initial Series)	$17,999,998 (2,307,692 Exchangeable Shares, Initial Series)
Series B Exchangeable Shares [5]	Nil	$12,800,000 (1,641,026 Series B Exchangeable Shares)	$12,800,000 (1,641,026 Series B Exchangeable Shares)

Notes:

(1) Based on the issuance of 8,449,198 Trust Units (exclusive of the Trust Units issued in connection with the Jade Acquisition) for an aggregate of $79,000,001, less the Underwriters' fee of $3,950,000 and expenses of this Offering estimated to be $600,000, resulting in net proceeds from this Offering estimated to be $74,450,001. If the Option is exercised in full, the Trust will issue 8,719,198 Trust Units (exclusive of the Trust Units issued in connection with the Jade Acquisition) for an aggregate of $81,524,501, less the Underwriters' fee of $4,076,225 and expenses of this Offering estimated to be $600,000, resulting in estimated net proceeds from this Offering of $76,848,276. See "Plan of Distribution".

(2) As at August 31, 2004, 196,171 stock options of Trinidad were outstanding, exercisable at prices ranging from $1.58 to $2.25 per Trust Unit and expiring at various dates to May 24, 2007. As at August 31, 2004, 2,861,181 rights of Trinidad were outstanding, exercisable at prices ranging from $2.78 to $8.45 per Trust Unit and expiring at various dates to August 20, 2009.

(3) GE Canada Equipment Financing G.P. and Deutsche Bank AG (the "**Lenders**") has provided Trinidad with credit facilities pursuant to a loan agreement dated effective December 24, 2002, as amended by an amending agreement dated July 15, 2003, a second amending agreement dated February 20, 2004, and a third amending agreement dated September 20, 2004 (collectively, the "**Loan Agreement**"). The credit facilities consist of a $100,000,000 extendible non-revolving term credit facility of which Trinidad had drawn approximately $41,416,934 million as at September 20, 2004. Interest under the Loan Agreement is incurred based on the reference bankers' acceptance

rate plus a prescribed margin. The Trust has subordinated any debt owed to it by Trinidad to debt owed by Trinidad to the Lenders. The Loan Agreement is secured by a security agreement (the "**Security Agreement**") wherein Trinidad has granted to the Lenders a security interest over all of its present and after-acquired personal property. Trinidad also has a $25,000,000 revolving, extendible, operating credit facility (the "**Operating Credit Facility**") dated effective October 15, 2003, with a Canadian chartered bank (the "**Operating Lender**") which is secured by a security interest over all of Trinidad's present and after-acquired personal property. The Trust has subordinated any debt owed to it by Trinidad to the debt owed by Trinidad to the Operating Lender. Priority matters between the Lenders and the Operating Lender are governed by a priorities agreement dated October 15, 2003, as amended and restated September 29, 2004, between the Lenders, the Operating Lender and Trinidad, wherein the Operating Lender receives first priority against Trinidad's accounts receivable and the Lenders receive first priority against all other personal property of Trinidad.

(4) The Exchangeable Shares, Initial Series were issued in connection with the Arrow Acquisition. The Exchangeable Shares, Initial Series are exchangeable for Trust Units on the basis of 1.04249 Trust Units for each Exchangeable Share, Initial Series (as at August 31, 2004). The exchange ratio with respect to the Exchangeable Shares, Initial Series increases upon payment by the Trust of distributions on the Trust Units in lieu of a cash payment to holders of Exchangeable Shares, Initial Series. See "General Description of Capital Structure – Description of Exchangeable Shares" in the AIF, with the exception that the right of redemption associated with a "Trinidad Drilling Control Transaction" (as that term is described in the AIF) has been moved from the shareholder agreement entered into in connection with the Arrow Acquisition to the Exchangeable Share, Initial Series provisions. There is currently one special voting unit in respect of the Exchangeable Shares, Initial Series outstanding, initially representing, in aggregate, a maximum of 2,307,692 votes at meetings of Unitholders, subject to proportionate reduction upon exchange of the Exchangeable Shares, Initial Series. See "General Description of Capital Structure – Description of Exchangeable Shares – Voting and Exchange Trust Agreement" in the AIF.

(5) The Series B Exchangeable Shares were issued in connection with the Wilson Acquisition. The Series B Exchangeable Shares are exchangeable for Trust Units on the basis of 1.01431 Trust Units for each Series B Exchangeable Share (as at August 31, 2004). The exchange ratio with respect to the Series B Exchangeable Shares increases upon payment by the Trust of distributions on the Trust Units in lieu of a cash payment to holders of Series B Exchangeable Shares. There is currently one special voting unit in respect of the Series B Exchangeable Shares, initially representing, in aggregate, a maximum of 1,641,026 votes at meetings of the Unitholders, subject to proportionate reduction upon exchange of the Series B Exchangeable Shares. The Series B Exchangeable Shares have substantially the same attributes as the Exchangeable Shares, Initial Series, other than the current exchange ratio.

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The currently outstanding Trust Units are listed for trading on the TSX under the symbol "TDG.UN". The following table sets forth the high and low prices and trading volumes for the Trust Units for the periods indicated as reported by the TSX:

	Price Range ($)		
Period	**High**	**Low**	**Trading Volume**
2002			
First Quarter	1.85	1.10	381,189
Second Quarter	1.80	1.21	431,601
Third Quarter[(1)]	1.46	1.74	1,261,703
Fourth Quarter	2.20	1.65	622,526
2003			
First Quarter	3.00	2.01	1,242,504
Second Quarter	3.93	2.55	4,076,262
Third Quarter	5.25	3.71	4,480,989
Fourth Quarter	6.99	4.60	4,549,897
2004			
First Quarter	8.90	6.47	8,095,366
Second Quarter	8.44	7.05	4,846,721
Third Quarter	9.38	7.44	8,774,931
October 1 - October 22	9.95	8.99	1,553,687

Note:

(1) On September 17, 2002, the Arrangement was completed, the common shares of Trinidad were delisted from the TSX and the Trust Units were listed on the TSX.

On October 20, 2004, the last trading day before the announcement of the Offering and the Jade Acquisition, the closing price of the Trust Units on the TSX was $9.60 and on October 22, 2004, the closing price was $9.48.

USE OF PROCEEDS

The estimated net proceeds received by the Trust, after deducting the estimated expenses of this Offering of $600,000 and the Underwriters' fee of $3,950,000, will be $74,450,001, and if the Option is exercised in full, the estimated net proceeds of this Offering after deducting the estimated expenses of this Offering of $600,000 and the Underwriters' fee of $4,076,225, will be $76,848,276.

Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Jade Acquisition, other than the payment of the Cash Portion of the Purchase Price in respect thereof. In the event this Offering is not completed, the Jade Acquisition will not be completed. See "Recent Developments - Acquisition of Assets of the Jade Group".

The net proceeds of this Offering will be used by the Trust to subscribe for additional Notes. Trinidad will use these subscription funds, along with funds to be to be drawn down under the Loan Agreement, if necessary, to finance the Cash Portion of the Purchase Price of the Jade Acquisition. See "Recent Developments – Acquisition of Assets of the Jade Group", "Relationship Between the Trust and a Certain Underwriter" and "Consolidated Capitalization".

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement (the "**Underwriting Agreement**") dated as of October 21, 2004, among the Trust, Trinidad and the Underwriters, the Trust has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Trust, as principals, on November 10, 2004, or on such later date as may be agreed upon by the parties (the "**Closing Date**"), but in any event not later than November 15, 2004, a total of 8,449,198 Trust Units at a price of $9.35 per Trust Unit for total consideration of $79,000,001 payable to the Trust against delivery of the Trust Units. Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Jade Acquisition, other than the payment of the Purchase Price in respect thereof. In the event this Offering is not completed, the Jade Acquisition will not be completed. See "Recent Developments – Acquisition of Assets of the Jade Group" and "Use of Proceeds". In connection with this Offering, the Trust will pay the Underwriters a fee of $0.4675 per Trust Unit for an aggregate fee of $3,950,000. The price of the Trust Units offered hereunder was determined by negotiation between Trinidad, on behalf of the Trust, and Raymond James Ltd. on behalf of itself and the other Underwriters.

The Trust has granted the Underwriters the Option, which is exercisable in whole or in part, at any time until 9:00 a.m. (Calgary time) on the day preceding the Closing Date. The Trust Units issuable upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Offering, the Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of this Offering) will be $81,524,501, $4,076,225 and $77,448,276 respectively.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Under the terms of the Underwriting Agreement, the obligations of the Underwriters are several and not joint and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all the Trust Units offered by this short form prospectus (not including the Trust Units issuable upon exercise of the Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. The Trust and Trinidad have agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities.

Trinidad, on behalf of the Trust, has applied to list the Trust Units distributed under this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the requirements of the TSX.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Trust Units. The Trust has been advised by the Underwriters that, in connection with this Offering, subject to the foregoing and applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed not to issue any additional Trust Units or financial instruments convertible or exchangeable into Trust Units or agree to become bound to do so, or disclose to the public any intention to do so for a period

ending 90 days following the Closing Date without the prior consent of Raymond James Ltd., such consent not to be unreasonably withheld. This restriction will not apply to any director, management or employee Trust Unit ownership plan established by the Trust, the Trust Units issuable to the Jade Group forming part of the Purchase Price, nor will it apply to any Exchangeable Shares or the Trust Units underlying any such Exchangeable Shares.

The Trust Units have not been and will not be registered under the U.S. Securities Act or any state securities laws, and, accordingly, may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

In addition, until 40 days after the commencement of this Offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

DESCRIPTION OF TRUST UNITS AND OTHER SECURITIES

The authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of special voting units. As at August 31, 2004, there were 35,698,208 Trust Units and two special voting units issued and outstanding. In addition, as at August 31, 2004, 2,307,692 Exchangeable Shares, Initial Series and 1,641,026 Series B Exchangeable Shares are issued and outstanding.

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The foregoing is a summary of certain provisions of the Trust Indenture. For a more comprehensive summary of the terms of the Trust Indenture, please refer to "General Development of the Trust - The Trust Indenture" as contained in the AIF. A complete copy of the Trust Indenture may be viewed at the offices of Trinidad or obtained from the Corporate Secretary of Trinidad.

The Trust Units do not represent an investment in a corporation and should not be viewed by investors as "shares" in either Trinidad or the Trust. As holders of Trust Units, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Trinidad and the ability of Trinidad to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

For additional information in respect of the Trust Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Trust Units, meetings of Unitholders, and amendments to the Trust Indenture, see "General Development of the Trust – the Trust Indenture" on pages 5 through 13, inclusive, of the AIF. For additional information regarding the provisions of the Exchangeable Shares, Initial Series, see "General Description of Capital Structure" in the AIF. The Series B Exchangeable Shares are substantially similar to the Exchangeable Shares, Initial Series, other than the current exchange ratio.

DISTRIBUTION POLICY

It is currently anticipated that the only income to be received by the Trust will be from: (i) the interest received on the principal amount of Notes; and (ii) the dividends received from the common shares of Trinidad. The Trust expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and

dividends, if any, received on the common shares of Trinidad, after expenses, if any, and any cash redemptions of Trust Units.

Based on current business conditions, the board of directors of Trinidad has set the distributions from the Trust at approximately $0.72 per Trust Unit annually or $0.06 per Trust Unit per month. The intention of the board of directors of Trinidad is to provide stable monthly distributions based on anticipated annual cash flow of the Trust; however, the actual amount of distributions paid by the Trust will be subject to review by the board of directors of Trinidad, taking into account the prevailing financial and market circumstances of the Trust at the relevant time.

The Trust paid or declared payable the following cash distributions to the Unitholders following completion of the Arrangement on September 17, 2002:

Payment Date	Amount Per Trust Unit
2002	
November 15	$0.03[1]
December 15	$0.0225
2003	
January 15	$0.0225
February 15	$0.03
March 15	$0.03
April 15	$0.03
May 15	$0.03
June 15	$0.035
July 15	$0.035
August 15	$0.035
September 15	$0.035
October 15	$0.035
November 15	$0.035
December 15	$0.045
2004	
January 15	$0.045
February 15	$0.045
March 15	$0.045
April 15	$0.055
May 15	$0.055
June 15	$0.055
July 15	$0.055
August 15	$0.06
September	$0.06
October 15	$0.06

Notes:
(1) Reflects the initial distribution period commencing on September 17, 2002, the date of the Arrangement, to October 31, 2002.

On October 18, 2004, the Trust announced a distribution of $0.06 per Trust Unit payable on November 15, 2004 to Unitholders of record on October 31, 2004. Purchasers of Trust Units pursuant to this Offering will not be eligible to receive the distribution payable on November 15, 2004. Subscribers who complete their purchase of Trust Units from the Underwriters under this Offering and continue to be the registered holders of such Trust Units on November 30, 2004 will be eligible to receive the distribution expected to be made on December 15, 2004.

The historical distribution payments described above may not be reflective of future distribution payments, which will be subject to review by the board of directors of Trinidad taking into account the prevailing market and financial circumstances of the Trust at the relevant time.

On December 10, 2002, the Trust announced the implementation of a Distribution Reinvestment Plan (the "**DRIP**"). Participants in the DRIP can elect to have the Trust reinvest their cash distributions into additional Trust Units. All Trust Units acquired pursuant to the DRIP are acquired through the facilities of the TSX; no treasury issuances are made. The DRIP is administered by Valiant Trust Company and the purchases through the facilities of the TSX are made by Raymond James Ltd.

RELATIONSHIP BETWEEN THE TRUST AND A CERTAIN UNDERWRITER

TD Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank which is the Operating Lender to Trinidad in respect of the Operating Credit Facility. See note 3 to the table under "Consolidated Capitalization" for a description of the Operating Credit Facility, including the security therefor. As a result, the Trust may be considered to be a connected issuer of this Underwriter under applicable Canadian securities laws. As of August 31, 2004, Trinidad had $8,650,000 outstanding indebtedness under the Operating Credit Facility. Trinidad is in compliance with all material terms of the agreements governing the Operating Credit Facility. Since the Operating Credit Facility was obtained by Trinidad, the financial position of the Trust and the value of the security under the Operating Credit Facility has improved.

The decision to distribute the Trust Units offered under this short form prospectus and the determination of the terms of the distribution were made through negotiations between Trinidad, on behalf of the Trust, and Raymond James Ltd. on behalf of itself and the other Underwriters. The Operating Lender did not have any involvement in such decision or determination but has been advised of this issuance and its terms. As a consequence of this Offering, TD Securities Inc. will receive its share of the Underwriter's fee.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Trust and Trinidad, and Macleod Dixon LLP, counsel to the Underwriters, provided that the Trust qualifies as a mutual fund trust within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**"): (i) the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("**Exempt Plans**"); and (ii) provided that the Trust complies with the investment restrictions in the Trust Indenture relating to the acquisition and holding of foreign property, the Trust Units will not be foreign property within the meaning of the Tax Act.

It is not certain whether the Trust would be a "business income trust" or whether the Trust Units would constitute "restricted investment property" as described in proposed amendments to the Tax Act announced by the Minister of Finance (Canada) in the Canadian Federal Budget presented in the House of Commons on March 23, 2004 (the "Budget"). Under that Budget proposal, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in the Budget proposal. On May 18, 2004, the Minister of Finance (Canada) announced that this Budget proposal will be suspended pending further consultation and review. See "Certain Canadian Federal Income Tax Considerations".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP and Macleod Dixon LLP (collectively, "**Counsel**"), the following is a fair and adequate general summary of the principal Canadian federal income tax consequences applicable to purchasers of Trust Units issued hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada, will hold the Trust Units as capital property and deal at arm's length with the Trust, Trinidad and the Underwriters. This summary is not applicable to "specified financial institutions", "financial institutions" which are subject to the "mark-to-market" provisions of the Tax Act, or to persons to whom an interest in which would be a "tax shelter" or a "tax shelter investment", all as defined for the purposes of the Tax Act. Trust Units will generally be considered to be held as capital property unless the Unitholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to the Trust Units. Certain Unitholders other than traders or dealers in securities, whose Trust Units might not otherwise qualify as capital property, may, in certain circumstances, be entitled to so qualify their Trust Units by making the lifetime election relating to dispositions of Canadian securities. Holders interested in making this election should consult their tax advisors.

This summary is based upon the provisions of the Tax Act and the Income Tax Regulations (the "**Regulations**"), all specific proposals to amend the Tax Act and Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and Counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency. Except for the Proposed Amendments, this summary does not otherwise take into account proposed or possible changes in law whether by judicial or legislative action. This summary does not consider the income tax legislation of any of the provinces or territories of Canada, nor does it consider the income tax legislation of any foreign country.

A Budget proposal to impose a tax on a registered pension plan's investment in trust units above certain limits unless 90% or more of the fair market value of the particular trust's property is attributable to, *inter alia*, real property was suspended by the Minister of Finance (Canada) on May 18, 2004 pending further consultation and review. Prospective Unitholders that are registered pension plans should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

This summary is of a general nature only and is not intended to constitute income tax advice to any prospective purchasers of the Trust Units. The tax considerations for a specific holder will depend on such holder's particular circumstances and, therefore, prospective purchasers are urged to consult their own tax advisors as to their particular income tax situations.

Status of the Trust

Based on representations of Trinidad, the Trust currently qualifies as a "mutual fund trust" for the purposes of the Tax Act and this summary assumes that the Trust will continue to so qualify. Continued qualification requires certain conditions under the Tax Act be maintained on an ongoing basis. These include certain requirements with respect to the distribution of Trust Units and certain restrictions on its activities. Also, the Trust must not have been established or at any time be maintained primarily for the benefit of non-residents. Under the Proposed Amendments, commencing January 1, 2005 this last requirement will be changed to the requirement that not more than 50% (by value) of the outstanding Trust Units may at any time be owned by non-resident persons, partnerships other than "Canadian partnerships" (as defined in the Tax Act), or any combination thereof. Counsel is advised that Trinidad intends to ensure that these conditions will continue to be satisfied and the Trust will continue to so qualify, but if the Trust ceases to qualify, the income tax considerations associated with the Trust Units will be materially different than described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year all interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. Provided that appropriate designations are made by the Trust, all dividends from taxable Canadian corporations which would otherwise be included in its income will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will generally be entitled to deduct on an annual basis, reasonable administrative expenses incurred in its ongoing investment activities. The Trust will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Trust Units. The amount of such expenses deductible by the Trust in a taxation year is 20% of such issue expenses to the extent such expenses were not deductible in a previous taxation year. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. Under the Trust Indenture, an amount equal to all of the income of the Trust for each year, together with the taxable and non-taxable portion of any capital gains realized by the Trust in the year will be made payable by way of cash distributions to the Unitholders subject to the exceptions described below.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient available funds to distribute all of its income by way of cash distributions. In such circumstances, such income will be payable to Unitholders in the form of additional Trust Units ("**Reinvested Trust Units**").

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "**Capital Gains Refund**"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability for such taxation year as a result of the

distribution of assets of the Trust (the "**Investments**") or promissory notes issued by the Trust (the "**Redemption Notes**") upon the redemption of Trust Units.

For purposes of the Tax Act, Counsel is advised that the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders

Income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends from taxable Canadian corporations as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, *inter alia*, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will be reduced by such amount (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

The initial cost to a Unitholder of a Trust Unit issued hereunder will be equal to the aggregate of the subscription price of such Trust Unit and any reasonable costs of acquisition. Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have an initial cost equal to the amount of such income. The initial cost of each of these Trust Units will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder in order to determine the adjusted cost base of the Trust Units of such Unitholder.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding in the case of a redemption any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Investments are distributed and/or Redemption Notes are issued to the Unitholder, the proceeds of disposition will include the fair market value of such Investments and Redemption Notes. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

Under the Tax Act, one half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the taxation year of disposition as a taxable capital gain. Subject to the specific rules contained in the Tax Act, one half of any capital loss realized on the disposition of a Trust Unit must be deducted against any taxable capital gains realized by the Unitholder in the taxation year of disposition, and may be deducted against any taxable capital gains realized in the three preceding taxation years or any subsequent taxation year.

The adjusted cost base of an Investment or Redemption Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Investment or Redemption Note at the time of the distribution less, in the case of a Note or other indebtedness, any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note or other indebtedness (including interest that had accrued to the date of the acquisition of the Note or other indebtedness by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note or other indebtedness, an offsetting deduction will be available.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Trust Units.

RISK FACTORS

A prospective purchaser of the Trust Units should carefully consider the risk factors set forth under the heading "Risk Factors" in the AIF, as supplemented by the risk factors set out below.

Changes in Legislation

The Budget also contained several proposals relating specifically to the tax treatment of certain tax exempt holders of units of certain income trusts. After 2004, a penalty tax is proposed for certain Canadian tax exempt entities, such as registered pension funds, which hold excess amounts of units or debt of "business income trusts". Generally, the restrictions limit the aggregate amount of such holdings to 1% of the cost of all of the entity's property and limit the holdings of such entities (together with the entities with which they do not deal at arm's length) to 5% of the total fair market value of any class of units of a particular trust. These proposals do not apply to Exempt Plans. It is not clear for the purposes of these rules whether the Trust will be considered to be a "business income trust" to which these restrictions will apply. The Minister of Finance (Canada) announced on May 18, 2004 that this proposal would be suspended pending further consultation and review. There can be no assurance as to whether such suspension will be permanent or, alternatively, such restrictions on "business income trusts" will be applied as previously announced or in some modified form.

Risks Associated with the Jade Acquisition

Trinidad has agreed to acquire substantially all of the assets of the Jade Group through the Jade Acquisition to strengthen its position in the drilling services industry and to create the opportunity to realize certain benefits. Achieving the benefits of the Jade Acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Trinidad's ability to realize the anticipated growth opportunities and synergies from integrating the assets of the Jade Group into its existing operations.

PROMOTER

Trinidad has taken the initiative in creating the Trust and reorganizing Trinidad and accordingly may be considered to be a "promoter" of the Trust within the meaning of the securities legislation of certain provinces of Canada.

AUDITORS, REGISTRAR AND TRANSFER AGENT OF THE TRUST

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

The registrar and transfer agent for the Trust Units is Valiant Trust Company at its principal offices in Calgary, Alberta and its sub-agency office in Toronto, Ontario.

INTERESTS OF EXPERTS

Certain legal matters relating to the securities offered hereunder will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Trust and Macleod Dixon LLP on behalf of the Underwriters. As of the date of this short form prospectus, the partners and associates of these firms, each as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units of the Trust. Brock W. Gibson, a partner at Blake, Cassels & Graydon LLP, is the Corporate Secretary of Trinidad.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated •, 2004 relating to the issue and sale of 8,449,198 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2003 and 2002 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. Our report is dated March 16, 2004.

Chartered Accountants

Calgary, Alberta
•, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated •, 2004 relating to the issue and sale of 8,449,198 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the directors of Saturn Drilling Inc. ("**Saturn**") on the balance sheet of Saturn as at May 31, 2002 and the statements of earnings and retained earnings and cash flows for the year then ended. Our report is dated February 7, 2003.

Chartered Accountants

Calgary, Alberta
•, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated •, 2004 relating to the issue and sale of 8,449,198 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Prospectus of our report to the directors of Wilson Drilling Ltd. on the consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and retained earnings and cash flows for the year ended December 31, 2003 and the eleven months ended December 31, 2002. Our report is dated March 19, 2004 (except as to note 13, which is as of July 16, 2004).

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of Arrow Drilling Inc. on the balance sheets as at June 30, 2003, 2002 and 2001 and the statements of income and retained earnings and cash flows for each of the years in the three-year period ended June 30, 2003. Our report is dated July 25, 2003.

Chartered Accountants

Calgary, Alberta
•, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust ("the **Trust**") dated •, 2004 relating to the issue and sale of 8,449,198 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the directors of Bear Drilling Ltd. ("**Bear**") on the balance sheet of Bear as at April 30, 2003, 2002 and 2001 and the statements of income and retained earnings and cash flows for the years then ended. Our report is dated July 10, 2003.

Chartered Accountants

Edmonton, Alberta
•, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust ("the **Trust**") dated •, 2004 relating to the issue and sale of 8,449,198 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report to the directors of Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. (the "**Jade Group**") on the combined balance sheet of the Jade Group as at May 31, 2004, 2003 and 2002 and the combined statements of earnings and retained earnings and cash flows for the years then ended. Our reports on the combined financial statements for May 31, 2004, May 31, 2003 and May 31, 2002 are dated September 15, 2004, May 28, 2004 and May 28, 2004, respectively.

Chartered Accountants

Edmonton, Alberta
•, 2004

PRO FORMA FINANCIAL STATEMENTS

1. Pro forma consolidated financial statements of the Trust as at and for the six months ended June 30, 2004.

2. Pro forma consolidated financial statements of the Trust for the 12 months ended December 31, 2003.

Trinidad Energy Services Income Trust

Pro Forma Consolidated Financial Statements
(Unaudited)
June 30, 2004 and December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

November • , 2004

Compilation Report

To the Trustee of Trinidad Energy Services Income Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Trinidad Energy Services Income Trust (the "Trust") as at June 30, 2004 and unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2004 and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Trinidad" to the unaudited consolidated financial statements of the Trust as at June 30, 2004 and for the six months then ended, and the audited consolidated financial statements of the Trust for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Saturn" to the unaudited financial statements of Saturn Drilling Inc. for the period from January 1, 2003 to April 9, 2003, and found them to be in agreement.

3. Compared the figures in the columns captioned "Bear" to the unaudited financial statements of Bear Drilling Ltd. for the six months ended June 30, 2003, and found them to be in agreement.

4. Compared the figures in the columns captioned "Arrow" to the unaudited financial statements of Arrow Drilling Inc. for the period from January 1, 2004 to March 14, 2004 and the unaudited financial statements of Arrow Drilling Inc. for the year ended December 31, 2003, and found them to be in agreement.

5. Compared the figures in the columns captioned "Wilson" to the unaudited financial statements of Wilson Drilling Ltd. as at June 30, 2004 for the six months then ended and the audited financial statements of Wilson Drilling Ltd. for the year ended December 31, 2003, and found them to be in agreement.

6. Compared the figures in the column captioned "Jade" to the unaudited combined financial statements of Jade Drilling Ltd. as at June 30, 2004 and for the six months then ended and the unaudited combined financial statements of Jade Drilling Ltd. for the year ended December 31, 2003 and found them to be in agreement.

7. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments; and
(b) whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the various Provinces of Canada (the "Acts").

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and
(b) stated that the pro forma consolidated statements comply as to form in all material respects with the Acts.

8. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Wilson" and "Jade" as at June 30, 2004 and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

10. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Arrow", "Wilson" and "Jade" for the six months ended June 30, 2004 and found the amounts in the column captioned "Trinidad, Arrow, Wilson and Jade" to be arithmetically correct.

11. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Saturn", "Bear", "Arrow", "Wilson" and "Jade" for the year ended December 31, 2003 and found the amounts in the column captioned "Trinidad, Bear, Saturn, Arrow, Wilson and Jade" to be arithmetically correct.

Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Alberta

Trinidad Energy Services Income Trust

Pro Forma Consolidated Balance Sheet

(Unaudited)

As at June 30, 2004

(in thousands of dollars)

	Trinidad June 30, 2004 $	Jade June 30, 2004 $	Wilson June 30, 2004 $	Pro forma adjustments $	Notes	Pro forma June 30, 2004 $
Assets						
Current assets						
Cash (bank overdraft)	(314)	7,053	(932)	(1,872)	2(f)	3,935
Accounts receivable	17,711	5,473	3,964	(9,437)		17,711
Prepaid expenses	1,170	444	97	(541)		1,170
	18,567	12,970	3,129	(11,850)		22,816
Capital assets						
Fixed assets	163,201	25,284	18,955	75,780	2(f)(g)	283,220
Deposit on capital assets	7,576	-	-	-		7,576
Other assets	-	141	628	(769)		-
Goodwill	6,192	-	-	3,614		9,806
Deferred finance account	770	-	-	-		770
	196,306	38,395	22,712	66,775		324,188
Liabilities						
Current liabilities						
Accounts payable	11,360	12,732	6,545	(19,277)		11,360
Accrued trust distributions	1,779	-	-	-		1,779
Current portion of long-term debt	10,599	-	6,243	(6,243)		10,599
	23,738	12,732	12,788	(25,520)		23,738
Long-term debt	31,837	1,171	1,851	1,390		36,249
Shareholder loan	-	14,504	5,369	(19,873)		-
Future income taxes	11,094	2,874	1,463	(723)	2(g)	14,708
	66,669	31,281	21,471	(44,726)		74,695
Unitholders' Equity						
Unitholders' capital	110,938	1,229	1	105,826	2(f)(g)	217,994
Exchangeable shares	18,000	-	-	12,800	2(g)	30,800
Contributed Surplus	4,702	-	-	-		4,702
Accumulated trust distributions	(18,531)	-	-	-		(18,531)
Accumulated earnings	14,528	5,885	1,240	(7,125)		14,528
	129,637	7,114	1,241	111,501		249,493
	196,306	38,395	22,712	66,775		324,188

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings

(Unaudited)

For the period ended December 31, 2003

(in thousands of dollars)

	Trinidad Twelve months ended December 31, 2003 $	Saturn January 1 - April 9, 2003 $	Bear January 1 - June 30, 2003 $	Arrow Twelve months ended December 31, 2003 $	Wilson Twelve months ended December 31, 2003 $	Jade Twelve months ended December 31, 2003 $	Pro forma adjustments $	Notes	Trinidad, Bear, Saturn, Arrow Wilson and Jade Twelve month Pro forma $
Revenue									
Operating	62,338	3,759	12,624	28,086	11,580	45,960	870	2(i)	165,217
Expenses									
Operating	38,498	1,842	7,400	19,086	6,609	30,541	600	2(i)	104,576
Operating margin	23,840	1,917	5,224	9,000	4,971	15,419	270		60,641
General and administration	5,502	150	309	1,408	643	3,113	39	2(i)	11,164
Unit based compensation	3,427	-	-	-	-	-	-		3,427
Loss on investments	-	-	-	-	1,969	-	(1,969)	2(b)	-
Management bonuses	-	-	709	4,000	-	-	(4,709)	2(a)	-
Depreciation and amortization	5,825	231	1,419	1,362	1,814	3,093	3,931	2(c)	17,675
(Gain) loss on disposal of assets	-	(8)	11	(25)	39	(154)	-		(137)
Interest expense (income)	2,265	(6)	445	(17)	673	-	(163)	2(d)	3,197
Income (loss) before taxes	6,821	1,550	2,331	2,272	(167)	9,367	3,141		25,315
Income taxes									
Current income taxes	336	571	604	898	667	3,792	(6,107)	2(e)	761
Future income taxes	1,886	(3)	260	6	(17)	-	7,592	2(e)	9,724
	2,222	568	864	904	650	3,792	1,485		10,485
Net income	4,599	982	1,467	1,368	(817)	5,575	1,656		14,830

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings
(Unaudited)
For the six month period ended June 30, 2004

(in thousands of dollars)

	Trinidad six months ended June 30, 2004 $	Arrow January 1 - March 14, 2004 $	Wilson six months ended June 30, 2004 $	Jade six months ended June 30, 2004 $	Pro forma Adjustment $	Notes	Trinidad, Arrow Wilson and Jade six months Pro forma $
Revenue							
Operating	49,338	8,352	6,203	23,153	-		87,046
Expenses							
Operating	31,230	4,103	4,267	16,184	-		55,784
Operating margin	18,108	4,249	1,936	6,969	-		31,262
General and administration	4,640	1,256	630	2,236	211	2(g)	8,973
Unit based compensation	2,253	-	-	-	-		2,253
Depreciation and amortization	5,401	283	968	1,843	793	2(c)	9,288
Management bonuses	-	-	-	8,569	(8,569)	2(a)	-
(Gain) loss on disposal of assets	-	(5)	38	(423)	-		(390)
Interest expense (income)	1,420	(10)	401	-	(264)	2(d)	1,547
Income (loss) before taxes	4,394	2,725	(101)	(5,256)	7,829		9,591
Income taxes							
Current income taxes	212	974	(35)	-	(780)	2(e)	371
Future income taxes	(147)	(40)	(65)	-	1,825	2(e)	1,573
	65	934	(100)	-	1,045		1,944
Net income (loss)	4,329	1,791	(1)	(5,256)	6,784		7,647

(in thousands of dollars)

1 Basis of presentation

The accompanying unaudited pro forma consolidated financial statements (the "pro forma statements") have been prepared to reflect the acquisitions of certain assets of Jade Drilling Ltd. ("Jade"), certain assets of Wilson Drilling Ltd. ("Wilson"), certain assets of Arrow Drilling Inc. ("Arrow"), certain assets of Bear Drilling Ltd. ("Bear") and certain assets of Saturn Drilling Inc. ("Saturn"). The June 30, 2004 unaudited pro forma consolidated financial statements have been prepared based upon the unaudited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad") as at and for the six months ended June 30, 2004, the unaudited financial statements of Arrow for the period January 1 to March 14, 2004, the unaudited financial statements of Wilson as at and for the six months ended June 30, 2004 and the unaudited combined financial statements of Jade as at and for the six months ended June 30, 2004. The December 31, 2003 unaudited pro forma consolidated statement of earnings have been prepared based upon the audited consolidated financial statements of Trinidad for the year ended December 31, 2003, the unaudited financial statements of Saturn for the period January 1, 2003 to April 9, 2003; the unaudited financial statements of Bear for the period January 1, 2003 to June 30, 2003, the unaudited financial statements of Arrow for the year ended December 31, 2003, the audited financial statements of Wilson for the year ended December 31, 2003 and the unaudited combined financial statements of Jade for the year ended December 31, 2003.

The pro forma statements have been prepared by management. The unaudited pro forma consolidated balance sheet has been prepared to give effect to the acquisition of certain assets of Jade and Wilson as described in Note 2 as if they had occurred on June 30, 2004. The unaudited pro forma consolidated statements of earnings have been prepared to give effect to the acquisitions described in Note 2 as if they had occurred on January 1, 2003. The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma statements are consistent with those used in the audited consolidated financial statements of Trinidad for the year ended December 31, 2003.

The pro forma statements should be read in conjunction with the historical consolidated financial statements and the notes attached thereto, of Trinidad for the year ended December 31, 2003. In the opinion of management, the pro forma statements include all necessary adjustments to give effect to the acquisitions described in Note 2.

Trinidad Energy Services Income Trust is an unincorporated entity established under the laws of the Province of Alberta and created pursuant to a Trust Indenture dated August 1, 2002.

(in thousands of dollars)

2 Pro forma assumptions and adjustments

The pro forma statements give effect to the following assumptions and adjustments:

a) Bonus expense has decreased as described in the table below to eliminate management bonuses.

	June 30, 2004 $	December 31, 2003 $
Jade	(8,569)	
Bear	-	(709)
Arrow	-	(4,000)
	(8,569)	(4,709)

b) Loss on investments has decreased as described in the table below to eliminate losses incurred by subsidiaries held by Wilson that have not been purchased with this acquisition.

	June 30, 2004 $	December 31, 2003 $
Wilson	-	(1,969)
	-	(1,969)

c) Depreciation and amortization expense has changed as described in the table below as a result of changing Saturn's, Bear's, Arrow's, Wilson's, and Jade's depreciation rates to a unit-of-production depreciation rate in accordance with Trinidad's capital asset accounting policy and the increase reflected in the acquisition cost.

	June 30, 2004 $	December 31, 2003 $
Jade	315	1,959
Wilson	80	447
Arrow	398	1,377
Saturn	-	164
Bear	-	(16)
	793	3,931

(in thousands of dollars)

d) At June 30, 2004 Trinidad's credit facility was a $65.0 million non-reducing term facility held by G.E. Capital. Trinidad has an incremental draw down of approximately $5.9 million used toward the funding of the Saturn acquisition. Trinidad has an incremental draw down of approximately $16.5 million used toward the funding of the Bear acquisition. Trinidad has an incremental draw down of approximately $4.4 million used toward the funding of the Jade acquisition. Interest expense has been increased or reduced as follows to reflect the increase or decrease in debt as if it had been incurred on January 1, 2003.

	June 30, 2004 $	December 31, 2003 $
Increase in interest expense relating to Saturn acquisition	-	104
Increase in interest expense relating to Bear acquisition	-	134
Increase in interest expense relating to Arrow acquisition	10	17
Decrease in interest expense relating to Wilson acquisition	(401)	(673)
Increase in interest expense relating to Jade acquisition	127	255
	(264)	(163)

e) Current income tax expenses have been effected as follows:

	June 30, 2004 $	December 31, 2003 $
Saturn		
Increase in large corporation tax relating to Saturn acquisition	-	10
(Decrease) in current income tax due to trust structure	-	(571)
	-	(561)
Bear		
Increase in large corporation tax relating to Bear acquisition	-	47
(Decrease) in current income tax due to trust structure	-	(604)
	-	(557)
Arrow		
Increase in large corporation tax relating to Arrow acquisition	25	101
(Decrease) in current income tax due to trust structure	(974)	(898)
	(949)	(797)
Wilson		
Increase in large corporation tax relating to Wilson acquisition	36	72
(Decrease) Increase in current income tax due to trust structure	35	(667)
	71	(595)
Jade		
Increase in large corporation tax relating to Wilson acquisition	98	195
(Decrease) in current income tax due to trust structure	-	(3,792)
	98	(3,597)
	(780)	(6,107)

(in thousands of dollars)

Incremental cash taxes which would otherwise be payable as a result of pro forma adjustments to income are assumed to be eliminated through incremental tax claims and tax deductible distributions to unitholders.

Future income tax expense has been adjusted, at the statutory tax rate, for the tax effect on pro forma adjustments to income as follows:

	June 30, 2004 $	December 31, 2003 $
Jade	988	3,030
Wilson	3	1,422
Arrow	834	1,794
Saturn	-	473
Bear	-	873
	1,825	7,592

f) Jade's purchase price allocation has been determined as follows:

	$
Fixed Assets	87,625
Financed as follows:	
New equity raised, net of issue costs	74,450
Trust units issued to vendor	8,763
Debt financing	4,412
	87,625

This offering is anticipated to close on November 10, 2004 with Trinidad purchasing certain fixed assets of Jade. The offering is for 8,449,198 trust units priced at $9.35 per unit. The major shareholders of Jade are taking an additional 937,166 trust units worth $8.76 million.

g) Wilson's purchase price allocation has been determined as follows:

	$
Fixed Assets	32,394
Goodwill	3,614
Future income tax	(3,614)
	32,394
Financed as follows:	
New equity raised, net of issue costs	19,594
Exchangeable shares	12,800
	32,394

(in thousands of dollars)

On July 27, 2004 Trinidad purchased certain fixed assets of Wilson. This offering was priced at $7.80 per unit. The major shareholders of Wilson took equity of 40% of the purchase price in exchangeable shares.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are not eligible for distributions.

An additional $4.25 million of cash was raised through the financing and has been added to working capital.

Pro forma adjustments eliminated general and administrative expense of $211,000 from a subsidiary that was not part of the asset purchase.

h) Arrow's purchase price allocation has been determined as follows:

	$
Fixed Assets	44,438
Goodwill	6,192
Future income tax	(6,192)
	44,438
Financed as follows:	
New equity raised, net of issue costs	26,438
Exchangeable shares	18,000
	44,438

On March 15, 2004 Trinidad purchased certain fixed assets of Arrow.

i) Bear's purchase price allocation has been determined as follows:

	$
Fixed Assets	41,000
Financed as follows:	
New equity raised from private placement, net of issue costs	24,454
Debt financing	16,546
	41,000

Pro forma adjustments include results of operations of Bear for the period July 1, 2003 to July 15, 2003, including revenue of $870,000, operating expenses of $600,000 and general and administrative expense of $39,000. On July 15, 2003 Trinidad purchased certain fixed assets of Bear.

(in thousands of dollars)

j) Saturn's purchase price allocation has been determined as follows:

	$
Fixed Assets	16,650
Financed as follows:	
New equity raised, net of issue costs	10,860
Debt financing	5,790
	16,650

On April 9, 2003 Trinidad purchased certain fixed assets of Saturn.

3 Pro forma funds from operations

Pro forma funds from operations are as follows for the six months ended June 30, 2004 and the twelve months ended December 31, 2003.

	June 30, 2004 $	December 31, 2003 $
Net income for the period:	7,647	14,830
Add (Deduct) non-cash items		
Depreciation and amortization	9,288	17,675
Future income taxes	3,381	9,724
Unit based compensation	2,253	3,427
Loss (gain) on disposal of assets	(390)	(137)
Funds from operations	22,179	45,519

Trinidad uses funds from operations for distributions to unitholders, growth capital expenditures and debt repayment.

Readers are cautioned that funds from operations does not have a standardized meaning prescribed by GAAP; however, Trinidad calculates funds from operations on a consistent basis for each reporting period. The pro forma information is not a projection of future results. The actual results of operations of Trinidad for any period will vary from the amounts set forth in the following analysis, and such variation may be material.

4 Weighted average pro forma trust units outstanding

Weighted average pro forma trust units outstanding have been calculated using Trinidad units outstanding as at June 30, 2004 and at December 31, 2003, plus the additional trust units issued in connection with the purchases of Saturn, Bear, Arrow, Wilson, and Jade.

For purposes of the pro forma statements, the trust units outstanding are as follows:

(in thousands of dollars)

	June 30, 2004	December 31, 2003
Trust units outstanding beginning– Trinidad	27,949,881	10,558,474
Weighted average trust units issued during the period	140,623	816,508
Trust units issued in connection with the Saturn acquisition	-	4,615,385
Trust units issued in connection with the Bear acquisition, through private placement	-	7,222,222
Trust units issued in connection with the Arrow acquisition	4,096,154	4,096,154
Trust units issued in connection with the Wilson acquisition	3,298,707	3,298,707
Trust units issued in connection with the Jade acquisition	9,386,364	9,386,364
Pro forma basic trust units outstanding	44,871,729	39,993,814

5 Pro forma exchangeable shares

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time Trinidad makes a distribution to its unitholders. The exchangeable shares are not eligible for distributions.

	June 30, 2004	December 31, 2003
Exchangeable shares, initial series, issued for Arrow	2,307,692	2,307,692
Exchangeable shares, series B, issued for Wilson	1,641,026	1,641,026
	3,948,718	3,948,718

6 Pro forma net income per trust unit

Pro forma net income per trust unit is as follows:

	June 30, 2004	December 31, 2003
Basic (1)	.16	.34
Diluted (2)	.15	.34

(1) Basic per unit calculations are based on the weighted average number of pro forma trust units outstanding as at June 30, 2004 of 48,820,447 (December 31, 2003 – 43,942,532) which includes pro forma exchangeable shares.

(2) Diluted calculations include 850,433 additional trust units as at June 30, 2004 (December 31, 2003 - 275,758) for the dilutive impact of employee and directors rights and options using the treasury method.

JADE GROUP FINANCIAL STATEMENTS

1. Audited financial statements of the Jade Group as at and for the years ended May 31, 2004, 2003 and 2002.

2. Unaudited financial statements of the Jade Group as at and for the three months ended August 31, 2004.

Jade Group of Companies

Combined Financial Statements

May 31, 2004

To the Directors of Jade Group of Companies:

We have audited the combined balance sheet of Jade Group of Companies (the "Company") as at May 31, 2004 and the combined statements of earnings and retained earnings, cash flows and related schedules for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated September 15, 2004 has been withdrawn, as described in note 2.

Edmonton, Alberta

September 15, 2004
(Except as to note 2, which is as of October 21, 2004)

Chartered Accountants

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2004

	2004	*2003*
Assets		
Current		
Cash and cash equivalents *(Note 3)*	**8,802,614**	2,775,860
Term deposits	**130,968**	127,224
Accounts receivable	**4,833,740**	4,586,213
Prepaid expenses and deposits	**466,585**	352,657
	14,233,907	7,841,954
Investments (market value $154,800; 2003 - $41,700)	**44,001**	44,001
Property and equipment *(Note 4)*	**25,081,166**	23,699,603
Cash surrender value of life insurance	**97,089**	71,131
	39,456,163	31,656,689

Continued on next page

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2004

	2004	*2003*
Liabilities		
Current		
Accounts payable and accruals	**5,015,444**	2,560,778
Income taxes payable	**11,814**	25,378
Employee profit sharing plan payable	**8,559,000**	-
Bonuses payable	**19,000**	2,616,000
Current portion of long-term debt *(Note 5)*	**1,141,380**	1,941,138
Current portion of promissory note due on demand	-	34,681
Current portion of payable to shareholders *(Note 6)*	**1,300,000**	646,000
	16,046,638	7,823,975
Term loans due on demand *(Note 5)*	**82,808**	1,220,964
	16,129,446	9,044,939
Long-term debt *(Note 5)*	**40,577**	-
Payable to shareholders *(Note 6)*	**12,910,250**	12,947,260
Deferred revenue *(Note 7)*	**309,032**	591,900
Advances from affiliate *(Note 8)*	**443,000**	443,000
Future income taxes *(Note 11)*	**3,281,775**	2,873,886
Preferred shares *(Note 9)*	**973,000**	973,000
	34,087,080	26,873,985
Shareholders' Equity		
Share capital *(Note 10)*	**277,198**	277,198
Retained earnings	**5,091,885**	4,505,506
	5,369,083	4,782,704
	39,456,163	31,656,689

Approved by the directors

______________________ **(signed)**
Brian Banks

______________________ **(signed)**
Craig Banks

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Earnings and Retained Earnings
For the year ended May 31, 2004

	2004	*2003*
Rig and camp revenue	**48,379,727**	37,219,583
Rig and camp expenses *(Schedule 1)*	**35,615,498**	30,818,360
Gross margin	**12,764,229**	6,401,223
Gross margin as a percentage of rig and camp revenue	*26.4 %*	*17.2 %*
General and administrative expenses *(Schedule 2)*	**3,621,267**	2,894,618
Earnings from operations	**9,142,962**	3,506,605
Other income (expense)		
Dividend expense on liability preferred shares	**-**	(2,768)
Interest	**46,888**	49,299
Foreign exchange loss	**(23,853)**	-
Management bonuses	**(38,000)**	(2,636,100)
Employee profit sharing plan	**(8,559,000)**	-
Other income	**238,948**	235,281
Gain on disposal of property and equipment	**221,922**	333,707
	(8,113,095)	(2,020,581)
Earnings before income taxes	**1,029,867**	1,486,024
Provision for income taxes *(Note 11)*		
Current	**20,483**	43,857
Future	**407,889**	541,189
	428,372	585,046
Net earnings	**601,495**	900,978
Retained earnings, beginning of year	**4,505,506**	3,604,528
Refundable income taxes paid	**(15,116)**	-
Retained earnings, end of year	**5,091,885**	4,505,506

The accompanying notes are an integral part of these financial statements

	2004	*2003*
Cash provided by (used for) the following		
Operating activities		
Cash received from customers	**48,088,277**	36,022,213
Cash paid to suppliers	**(15,924,398)**	(16,509,892)
Cash paid to employees	**(20,382,056)**	(20,770,258)
Interest received	**46,888**	49,299
Dividend paid on preferred shares	**-**	(2,768)
Interest paid	**(101,616)**	(258,301)
Income taxes paid	**(49,163)**	(64,355)
	11,677,932	(1,534,062)
Financing activities		
Repayment of term loans due on demand	**(1,808,058)**	(1,691,814)
Advances of long-term debt	**54,118**	306,833
Repayment of long-term debt	**(143,397)**	(163,436)
Repayment of promissory note due on demand	**(34,681)**	(64,595)
Advances from shareholders	**1,499,793**	3,870,217
Repayment of advances from shareholders	**(882,803)**	(398,000)
	(1,315,028)	1,859,205
Investing activities		
Purchases of property and equipment	**(4,609,002)**	(2,711,076)
Proceeds on disposal of property and equipment	**302,554**	358,214
Investment in term deposits	**(3,744)**	-
Net redemption of term deposits	**-**	2,274,674
Increase in cash surrender value of life insurance	**(25,958)**	(32,983)
	(4,336,150)	(111,171)
Increase in cash resources	**6,026,754**	213,972
Cash resources, beginning of year	**2,775,860**	2,561,888
Cash resources, end of year *(Note 3)*	**8,802,614**	2,775,860

1. Nature of operations

Jade Group of Companies (the "Company") consists of Jade Drilling Inc., J.S.E. Holdings Ltd., and 285558 Alberta Ltd. The Company's primary business is the drilling of oil and gas wells and the rental of camp units in Western Canada.

The combined financial statements include the accounts of the above entities which are controlled, directly or indirectly, through common ownership.

2. Accounting policies

The combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash and cash equivalents

Cash resources include cash and marketable securities with terms to maturity of three months or less.

Term deposits

Term deposits have a maturity of greater than three months and are recorded at the lower of cost and market value.

Investments

Long-term investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. Drilling rigs have an estimated salvage value of $400,000.

	Method	Rate
Buildings	straight-line	2.5 %
Automotive equipment	declining balance	30 %
Computer equipment	declining balance	20 %
Drilling rigs and equipment	declining balance & straight-line	10-20 %
Other equipment	declining balance	20 %
Camp units	declining balance & straight-line	10-30 %

In the year property and equipment are acquired and put into use, amortization is taken at one-half of the above rates. No amortization is recorded in the year of disposal.

In the year of disposal, the book value of disposed assets is not removed from property and equipment where the book value cannot readily be determined. In the auditors' report originally issued on September 15, 2004, this policy was identified as not in accordance with Canadian generally accepted accounting principles. The effect of this policy has now been quantified and has no material impact on the combined financial statements.

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Rig revenue is accounted for under the percentage of completion method prorated on operating days. When a loss on a contract can be reasonably estimated, the estimated amount of the loss is charged to income for the year.

Contract revenue for rental contracts are deferred over the term of the contract. Revenue is realized based on the number of days the related rig is in operation in the year, over the total number of days the rig is contracted.

Measurement uncertainty (use of estimates)

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Amortization is based on management's estimate of the useful lives of property and equipment. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where necessary.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Segmented information

Management regards the current activities of the Company as all being conducted in one operating segment, that being services to the oil and gas industry. All activities and property and equipment of the Company are located in one geographic segment, that being Canada. Accordingly no additional segment disclosure is required.

3. Cash and cash equivalents

	2004	*2003*
Cash	**7,285,501**	1,666,640
Money market funds	**1,517,113**	1,109,220
	8,802,614	2,775,860

4. Property and equipment

	Cost	Accumulated amortization	2004 Net book value	2003 Net book value
Land	**177,352**	**-**	**177,352**	177,352
Buildings	**1,301,667**	**207,670**	**1,093,997**	1,126,539
Automotive equipment	**507,381**	**215,769**	**291,612**	353,170
Computer equipment	**15,499**	**14,892**	**607**	759
Drilling rigs and equipment	**42,338,410**	**23,436,344**	**18,902,066**	20,081,142
Other equipment	**720,474**	**459,843**	**260,631**	280,435
Camp units	**2,979,181**	**1,194,471**	**1,784,710**	1,680,206
	48,039,964	**25,528,989**	**22,510,975**	23,699,603
Drilling rigs under construction	**2,570,191**	**-**	**2,570,191**	-
	50,610,155	**25,528,989**	**25,081,166**	23,699,603

Estimated costs to complete drilling rigs under construction is $2,400,000.
During the year, the Company recorded amortization of $3,146,807 (2003 - $3,039,197) on property and equipment.

5. Long-term debt

	2004	2003
Demand loan payable in monthly instalments of $96,750 including interest at prime plus 0.75%, due June 2005	**1,210,647**	2,274,164
Demand loan, interest at 8.05%, repaid September 2003	**-**	372,266
Demand loan, interest at 8.05%, repaid September 2003	**-**	372,275
Finning International Inc., non-interest bearing, repaid November 2003	**-**	64,509
Finning International Inc., non-interest bearing, repaid November 2003	**-**	78,888
General Motors Acceptance Corporation loan payable in monthly instalments of $1,128, non-interest bearing, secured by automotive equipment with a net book value of $45,858, due May 2008	**54,118**	-
	1,264,765	3,162,102
Less: current portion of long-term debt	**1,141,380**	1,941,138
Less: term loans due on demand	**82,808**	1,220,964
	40,577	-

5. Long-term debt *(Continued from previous page)*

Principal repayments on long-term debt in each of the next four years, assuming all term debt is subject to contractual terms of repayment, are estimated as follows:

2005	1,141,380
2006	96,350
2007	13,542
2008	13,493

The term loan due on demand is secured by:

(a) a general security agreement covering all assets of the Company;
(b) a $950,000 debenture providing a first fixed charge on land with a recorded value of $177,352 and buildings with a net book value of $1,093,997, and a floating charge over all other existing and future acquired real property;
(c) postponements of claim by the common shareholders of Jade Drilling Inc.;
(d) an assignment of insurance covering the Company's drilling equipment; and
(e) an assignment of life insurance on the lives of the common shareholders of Jade Drilling Inc.

The term loan due on demand is subject to certain financial covenants with respect to working capital, debt to equity ratios, debt service ratios, reduction of shareholders' equity and the purchase of property and equipment. These covenants were adhered to at May 31, 2004.

6. Payable to shareholders

Advances from shareholders of $11,362,190 (2003 - $11,002,371) are secured by general security agreements over all Company assets, are non-interest bearing and without set terms of repayment. The remaining advances are unsecured. The shareholders have agreed that $1,300,000 will be repaid during the next fiscal year and the shareholders have waived the right to demand repayment of the remaining balance. Accordingly, the balance of the advances have been classified as long term.

7. Deferred revenue

The Company has a five year rental contract for drilling rig #15. In 2002, the Company received $1,000,000 as prepayment of its contractual obligation. This amount is recognized as revenue based on the number of operating days worked during the period. In the current year, $282,868 (2003 - $224,300) was recognized as revenue.

8. Advances from affiliate

Advances from CK-2 Holdings Ltd., the parent company of J.S.E. Holdings Ltd., are non-interest bearing with no set terms of repayment and are unsecured. The affiliate has indicated that it will not seek repayment of the advances during the upcoming fiscal period and accordingly the advances are classified as long-term.

9. Preferred shares

Authorized share capital includes an unlimited number of Class B non-voting preferred shares. The shares are entitled to non-cumulative dividends to a maximum of 10% of redemption value (determined annually by the directors), redeemable by the Company for $973 per share, retractable by the holder. At May 31, 2004, 1,000 Class B shares were issued and outstanding (2003 - 1,000 shares).

10. Share capital

Authorized

Jade Drilling Inc.:
Unlimited number of Class A voting common shares

J.S.E. Holdings Ltd.:
Unlimited number of Class A voting common shares

Unlimited number of Class B non-voting common shares

285558 Alberta Ltd.:
Unlimited number of Class A voting common shares

Unlimited number of Class B non-voting common shares

Issued

Jade Drilling Inc.:		
100 Class A shares	**100**	100
J.S.E. Holdings Ltd.:		
1 Class A share	**250**	250
1,000 Class B shares	**100**	100
	350	350
285558 Alberta Ltd.:		
1 Class A share	**1**	1
276,747 Class B shares	**276,747**	276,747
	276,748	276,748
	277,198	277,198

11. Income taxes

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	2004	*2003*
Enacted federal and provincial corporate tax rates	**35.79%**	38.21%
Expected provision for income taxes based on the above rates	**368,589**	567,810
Increase (decrease) resulting from:		
Non-deductible items and permanent differences	**35,450**	45,040
Capital taxes	**-**	38,231
Differences arising from change in substantively enacted rates and other	**24,333**	(66,035)
Actual provision for income taxes	**428,372**	585,046

Temporary differences amounting to $9,480,120 (2003 - $8,373,324) relate to differences between the accounting and tax basis of property and equipment.

12. Group retirement savings plan

Jade Drilling Inc. has a group retirement savings plan for its rig managers and administrative employees. The plan is accounted for in accordance with the defined contribution method of accounting. The expense for the year ended May 31, 2004 is $154,000 (2003 - $112,020).

13. Related party transactions

Included in interest on long-term debt and term loans due on demand is $974 (2003 - $6,715) of interest paid to a shareholder on the promissory note due on demand. The promissory note was repaid during the period.

14. Financial instruments

The Company, as part of its operations, carries a number of financial instruments including cash and cash equivalents, term deposits, accounts receivable, investments, accounts payable and accruals, bonuses payable, employee profit sharing plan payable, long-term debt, payable to shareholders, advances from affiliate and preferred shares. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk arise when a group of customers have a similar characteristic, such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. The Company has significant reliance on customers in the oil and gas industry and, therefore, its accounts receivable are subject to credit risk. The Company attempts to minimize this risk by restricting services to those customers deemed credit worthy. At May 31, 2004, 85% of the Company's accounts receivable were owed by eight customers (84% from six customers in 2003).

14. Financial instruments *(Continued from previous page)*

Fair value of financial instruments

The carrying amount of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accruals, bonuses payable and employee profit sharing plan payable approximates their fair value due to the short-term maturities of these items.

The fair value of the Company's investments in publicly traded securities are based on quoted market prices where available, or on prices for similar investments.

Canadian generally accepted accounting principles require the disclosure of fair value information for all financial instruments, except in cases where time and cost constraints make such information too difficult to reliably determine. Because relevant and reliable fair value information was not obtainable, the Company has not disclosed fair value information for payable to shareholders, advances from affiliate and preferred shares.

The fair value of the Company's floating rate term loan due on demand approximates its carrying value as the interest rate fluctuates with prime. The fair value of the Company's non-interest bearing loan is estimated at $48,030 using discounted cash flows based upon chartered bank current rates for similar borrowing arrangements.

Interest rate risk

The Company's term loan due on demand (Note 5) bears interest which fluctuates with the prime interest rate, thus exposing the Company to interest rate fluctuations.

15. Operating facilities

At May 31, 2004, the Company had a revolving loan facility totalling $4 million, none of which was drawn. Any draws are due on demand and bear interest at prime plus 0.65%.

The Company also had two variable rate loan facilities totalling $6 million, neither of which were drawn. Any draws are due on demand and bear interest at prime plus 0.75%.

Jade Group of Companies
Schedule 1 - Combined Schedule of Rig and Camp Expenses
For the year ended May 31, 2004

	2004	*2003*
Amortization - camp units	**217,734**	205,979
Amortization - rigs	**2,630,077**	2,562,947
Camp rentals, repairs, catering	**225,480**	575,987
Employee benefits	**851,983**	673,107
Equipment rental	**540,014**	423,290
Fuel	**3,273,271**	2,615,838
Insurance	**275,139**	262,388
Miscellaneous	**404,639**	440,657
Repairs and maintenance	**8,176,253**	7,117,235
Rig moves	**300,893**	586,960
Taxes and licences	**96,494**	78,370
Transporting equipment	**280,581**	316,574
Travel and subsistence	**3,488,285**	2,678,822
Wages	**14,854,655**	12,280,206
	35,615,498	30,818,360

Jade Group of Companies
Schedule 2 - Combined Schedule of General and Administrative Expenses
For the year ended May 31, 2004

	2004	*2003*
Advertising and promotion	**187,208**	226,494
Amortization	**298,996**	270,271
Automotive	**82,536**	81,476
Business taxes and licences	**36,946**	38,813
Communications	**38,913**	35,318
Consulting fees	**11,916**	7,126
Insurance	**122,309**	74,877
Interest and bank charges	**52,060**	75,236
Interest on long-term debt and term loans due on demand	**101,616**	258,301
Office	**296,001**	246,516
Professional fees	**161,178**	23,649
Rental	**12,950**	12,558
Salaries, wages and benefits	**2,040,418**	1,362,480
Shop and yard	**162,176**	168,892
Travel and entertainment	**16,044**	12,611
	3,621,267	2,894,618

Jade Group of Companies
Combined Financial Statements
May 31, 2003

To the Directors of Jade Group of Companies:

We have audited the combined balance sheet of Jade Group of Companies (the "Company") as at May 31, 2003 and the combined statements of earnings and retained earnings, cash flows and related schedules for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated May 28, 2004 has been withdrawn, as described in note 2.

Edmonton, Alberta

May 28, 2004
(Except as to note 2, which is as of October 21, 2004)

Chartered Accountants

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2003

	2003	2002 (Restated)
Assets		
Current		
Cash and cash equivalents *(Note 4)*	**2,775,861**	2,561,890
Term deposits	**127,224**	2,401,898
Accounts receivable	**4,586,213**	3,377,863
Prepaid expenses and deposits	**352,657**	82,574
	7,841,955	8,424,225
Property and equipment *(Note 5)*	**23,699,603**	24,052,231
Investments (market value $41,700; 2002 - $69,260)	**44,001**	44,001
Cash surrender value of life insurance	**71,131**	38,148
	31,656,690	32,558,605

Continued on next page

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2003

	2003	*2002* *(Restated)*
Liabilities		
Current		
Accounts payable and accruals	**2,560,779**	2,700,904
Income taxes payable	**25,378**	45,877
Bonuses payable	**2,616,000**	6,434,365
Current portion of long-term debt *(Note 6)*	**1,941,138**	1,705,191
Current portion of promissory note due on demand *(Note 7)*	**34,681**	64,595
Current portion of payable to shareholders *(Note 9)*	**646,000**	398,000
	7,823,976	11,348,932
Term loans due on demand *(Note 6)*	**1,220,964**	3,005,328
Promissory note due on demand *(Note 7)*	**-**	34,681
	9,044,940	14,388,941
Deferred revenue *(Note 8)*	**591,900**	816,199
Payable to shareholders *(Note 9)*	**12,947,260**	9,723,043
Advances from affiliate *(Note 10)*	**443,000**	443,000
Future income taxes *(Note 13)*	**2,873,886**	2,332,696
Preferred shares *(Note 11)*	**973,000**	973,000
	26,873,986	28,676,879
Shareholders' Equity		
Share capital *(Note 12)*	**277,198**	277,198
Retained earnings	**4,505,506**	3,604,528
	4,782,704	3,881,726
	31,656,690	32,558,605

Approved by the directors

(signed)
Brian Banks

(signed)
Craig Banks

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Earnings and Retained Earnings
For the year ended May 31, 2003

	2003	*2002 (Restated)*
Rig and camp revenue	**37,219,583**	35,556,635
Rig and camp expenses *(Schedule 1)*	**30,818,360**	24,933,571
Gross margin	**6,401,223**	10,623,064
Gross margin as a percentage of rig and camp revenue	*17.2 %*	*29.9 %*
General and administrative expenses *(Schedule 2)*	**2,894,618**	3,289,915
Earnings from operations	**3,506,605**	7,333,149
Other income (expense)		
Dividend expense on liability preferred shares *(Note 11)*	**(2,768)**	(3,076)
Interest	**49,299**	57,241
Dividends	**-**	1,025
Management bonuses	**(2,636,100)**	(6,434,365)
Other income	**235,281**	72,134
Gain on disposal of property and equipment	**333,707**	64,219
	(2,020,581)	(6,242,822)
Earnings before income taxes	**1,486,024**	1,090,327
Provision for (recovery of) income taxes *(Note 13)*		
Current	**43,857**	(68,697)
Future	**541,189**	434,949
	585,046	366,252
Net earnings	**900,978**	724,075
Retained earnings, beginning of year, as previously stated	**3,139,912**	2,606,977
Change in accounting policy *(Note 3)*	**464,616**	273,476
Retained earnings, beginning of year, as restated	**3,604,528**	2,880,453
Retained earnings, end of year	**4,505,506**	3,604,528

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Cash Flows
For the year ended May 31, 2003

	2003	*2002 (Restated)*
Cash provided by (used for) the following activities		
Operating activities		
Cash received from customers	**36,022,213**	38,029,866
Cash paid to suppliers	**(16,509,893)**	(14,477,048)
Cash paid to employees	**(20,770,258)**	(19,589,914)
Interest received	**49,299**	57,241
Dividends received	**-**	1,025
Dividend expense on liability preferred shares	**(2,768)**	(3,076)
Interest paid	**(258,301)**	(301,306)
Income taxes recovered (paid)	**(64,355)**	25,095
	(1,534,063)	3,741,883
Financing activities		
Advances of long-term debt	**306,833**	-
Repayment of long-term debt	**(163,436)**	-
Advances of term loans due on demand	**-**	4,000,000
Repayment of term loans due on demand	**(1,691,814)**	(1,364,432)
Repayment of promissory note due on demand	**(64,595)**	(58,723)
Advances from shareholders	**3,870,217**	2,939,031
Repayment of advances from shareholders	**(398,000)**	(100,000)
	1,859,205	5,415,876
Investing activities		
Purchases of property and equipment	**(2,711,076)**	(6,355,361)
Proceeds on disposal of property and equipment	**358,214**	201,887
Investment in term deposits	**-**	(2,181,994)
Net redemption of term deposits	**2,274,674**	-
Increase in cash surrender value of life insurance	**(32,983)**	(38,148)
	(111,171)	(8,373,616)
Increase in cash resources	**213,971**	784,143
Cash resources, beginning of year	**2,561,890**	1,777,747
Cash resources, end of year *(Note 4)*	**2,775,861**	2,561,890

The accompanying notes are an integral part of these financial statements

1. Nature of operations

Jade Group of Companies (the "Company") consists of Jade Drilling Inc., J.S.E. Holdings Ltd., and 285558 Alberta Ltd. The Company's primary business is the drilling of oil and gas wells and the rental of camp units in Western Canada.

The combined financial statements include the accounts of the above entities which are controlled, directly or indirectly, through common ownership.

2. Accounting policies

The combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash resources

Cash resources include cash and marketable securities with terms to maturity of three months or less.

Term deposits

Term deposits have a maturity of greater than three months and are recorded at the lower of cost and market value.

Investments

Long-term investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. Drilling rigs have an estimated salvage value of $400,000.

	Method	Rate
Buildings	straight-line	2.5 %
Automotive equipment	declining balance	30 %
Computer equipment	declining balance	20 %
Drilling rigs and equipment	declining balance & straight line	10-20 %
Other equipment	declining balance	20 %
Camp units	declining balance & straight line	10 - 30 %

In the year property and equipment are acquired and put into use, half of the annual amortization is recorded. No amortization is recorded in the year of disposal.

In the year of disposal, the book value of disposed assets is not removed from property and equipment where the book value cannot readily be determined. In the auditors' report originally issued on May 28, 2004, this policy was identified as not in accordance with Canadian generally accepted accounting principles. The effect of this policy has now been quantified and has no material impact on the combined financial statements.

2. Accounting policies *(Continued from previous page)*

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Rig revenue is accounted for under the percentage of completion method prorated on operating days. When a loss on a contract can be reasonably estimated, the estimated amount of the loss is charged to income for the year.

Measurement uncertainty (use of estimates)

The preparation of combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Amortization is based on management's estimate of the useful lives of property and equipment. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where necessary.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Segmented information

Management regards the current activities of the Company as all being conducted in one operating segment, that being services to the oil and gas industry. All activities and property and equipment of the Company are located in one geographic segment, that being Canada. Accordingly no additional segment disclosure is required.

3. Change in accounting policy

Future income taxes

Effective June 1, 2002, the Company retroactively adopted the Canadian Institute of Chartered Accountants' recommendations on accounting for income taxes. Under these recommendations, income taxes are accounted for using the asset and liability method, as described in Note 2. Previously, the Company accounted for income taxes using the deferred method. The prior year's comparative figures have been restated to reflect this change. The estimated effect on the current year is a reduction of income tax expense of $70,000.

The effect on the prior year of adopting the asset and liability method of tax allocation was to decrease deferred income taxes by $2,797,312, increase future tax liabilities by $2,332,696, increase opening retained earnings by $273,476 and increase net earnings by $191,140. The cumulative effect, as of June 1, 2002, of adopting the recommendations was to increase retained earnings, beginning of year, as previously stated by $464,616.

4. **Cash and cash equivalents**

	2003	*2002*
Cash	**1,666,640**	1,474,629
Money market funds	**1,109,221**	1,087,261
	2,775,861	2,561,890

5. **Property and equipment**

	Cost	*Accumulated amortization*	*2003 Net book value*	*2002 Net book value*
Land	**177,352**	**-**	**177,352**	177,352
Buildings	**1,301,667**	**175,128**	**1,126,539**	1,159,080
Automotive equipment	**478,831**	**125,661**	**353,170**	4,135
Computer equipment	**15,499**	**14,740**	**759**	949
Drilling rigs and equipment	**40,776,409**	**20,695,267**	**20,081,142**	20,962,405
Other equipment	**698,392**	**417,957**	**280,435**	297,178
Camp units	**2,663,943**	**983,737**	**1,680,206**	1,451,132
	46,112,093	**22,412,490**	**23,699,603**	24,052,231

During the year, the Company recorded amortization of $3,039,197 (2002 - $2,859,582) on property and equipment.

6. **Long-term debt**

	2003	*2002*
Demand loan payable in monthly instalments of $96,750 including interest at prime plus 1.00%, due July 2005	**2,274,164**	3,274,102
Demand loan payable in monthly instalments of $32,600 including interest at 8.05%, due May 2004	**372,266**	718,204
Demand loan payable in monthly instalments of $32,600 including interest at 8.05%, due May 2004	**372,275**	718,213
Finning International Inc. non-interest bearing sales contract payable in monthly instalments of $10,751, secured by related equipment with a net book value of $109,650, due November 2003	**64,509**	-

6. Long-term debt *(Continued from previous page)*

	2003	*2002*
Finning International Inc. non-interest bearing sales contract payable in monthly instalments of $13,148, secured by related equipment with a net book value of $134,096, due November 2003	**78,888**	-
	3,162,102	4,710,519
Less: current portion of long-term debt	**1,941,138**	1,705,191
Less: term loans due on demand	**1,220,964**	3,005,328
	-	-

Principal repayments on long-term debt in each of the next three years, assuming all term debt is subject to contractual terms of repayment, are estimated as follows:

2004	1,941,138
2005	1,118,159
2006	102,805

Term loans due on demand are secured by:

(a) a general security agreement covering all assets of the Company;
(b) a $950,000 debenture providing a first fixed charge on land with a recorded value of $177,352 and buildings with a net book value of $1,126,539, and a floating charge over all other existing and future acquired real property;
(c) postponements of claim by the common shareholders of Jade Drilling Inc.;
(d) an assignment of insurance covering the Company's drilling equipment; and
(e) an assignment of life insurance on the lives of the common shareholders of Jade Drilling Inc.

Term loans due on demand are subject to certain financial covenants with respect to working capital, debt to equity ratios, reduction of shareholders' equity and the purchase of property and equipment. These covenants were adhered to at May 31, 2003.

Subsequent to the year end, the Company made lump sum principal repayments totalling $540,000 on the fixed rate demand loans.

7. Promissory note due on demand

	2003	*2002*
Promissory note due on demand to a shareholder of the Company, payable in monthly instalments of $5,943 including interest at 10.00%, due November 2003, unsecured	**34,681**	99,276
Less: current portion of promissory note due on demand	**34,681**	64,595
	-	34,681

Included in interest on long-term debt and term loans due on demand is $6,715 (2002 - $12,588) of interest paid to the shareholder on the promissory note due on demand.

8. Deferred revenue

The Company has a five year rental contract for drilling rig #15. In 2002, the Company received $1,000,000 as prepayment of its contractual obligation. This amount is recognized as revenue based on operating days worked during the year. In the current year, $224,299 (2002 - $183,801) was recognized as revenue.

9. Payable to shareholders

Advances from shareholders of $11,002,371 (2002 - $8,094,884) are secured by general security agreements over all Company assets, are non-interest bearing and without set terms of repayment. The remaining advances are unsecured. The shareholders have agreed that $646,000 will be repaid during the next fiscal year and the shareholders have not demanded repayment of the remaining balance. Accordingly, the balance of the advances have been classified as long term.

10. Advances from affiliate

Advances from CK-2 Holdings Ltd., the parent company of J.S.E. Holdings Ltd., are non-interest bearing with no set terms of repayment and are unsecured. The affiliate has indicated that it will not seek repayment of the advances during the upcoming fiscal year and accordingly the advances are classified as long-term.

11. Preferred shares

Authorized share capital includes an unlimited number of Class B non-voting preferred shares. The shares are entitled to non-cumulative dividends to a maximum of 10% of redemption value (determined annually by the directors), redeemable by the Company for $973 per share, retractable by the holder. At May 31, 2003, 1,000 Class B shares were issued and outstanding (2002 - 1,000 shares).

During the year, dividends of $2,768 (2002 - $3,076) were paid to the holders of preferred shares. The combined statement of earnings reflects these dividends as an expense in the current year.

12. Share capital

	2003	*2002*
Authorized		
Jade Drilling Inc.:		
Unlimited number of Class A voting common shares		
J.S.E. Holdings Ltd.:		
Unlimited number of Class A voting common shares		
Unlimited number of Class B non-voting common shares		
285558 Alberta Ltd.:		
Unlimited number of Class A voting common shares		
Unlimited number of Class B non-voting common shares		
Issued		
Jade Drilling Inc.:		
100 Class A shares	**100**	100
J.S.E. Holdings Ltd.:		
1 Class A share	**250**	250
1,000 Class B shares	**100**	100
	350	350
285558 Alberta Ltd.:		
1 Class A share	**1**	1
276,747 Class B shares	**276,747**	276,747
	276,748	276,748
	277,198	277,198

13. Income taxes

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	2003	*2002 (restated)*
Enacted federal and provincial corporate tax rates	**38.21%**	40.71%
Expected provision for income taxes based on the above rates	**567,810**	443,862
Increase (decrease) resulting from:		
Non-deductible items and permanent differences	**45,040**	11,727
Capital taxes	**38,231**	30,374
Differences arising from change in substantively enacted rates and other	**(66,035)**	(119,711)
Actual provision for income taxes	**585,046**	366,252

Temporary differences amounting to $8,373,324 (2002 - $6,787,231) relate to differences between the accounting and tax basis of property and equipment.

14. Group retirement savings plan

Jade Drilling Inc. has a group retirement savings plan for its rig managers and administrative employees. The plan is accounted for in accordance with the defined contribution method of accounting. The expense for the year ended May 31, 2003 is $112,020 (2002 - $90,927).

15. Related party transactions

Included in accounts receivable is $15,000 owing from a shareholder. The balance is non-interest bearing and is to be repaid within the upcoming fiscal year.

16. Financial instruments

The Company, as part of its operations, carries a number of financial instruments including cash and cash equivalents, term deposits, accounts receivable, investments, accounts payable and accruals, bonuses payable, long-term debt, promissory note due on demand, payable to shareholders, advances from affiliate and preferred shares. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk arise when a group of customers have a similar characteristic, such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. The Company has significant reliance on customers in the oil and gas industry and, therefore, its accounts receivable are subject to credit risk. The Company attempts to minimize this risk by restricting services to those customers deemed credit worthy. At May 31, 2003, 84% of the Company's accounts receivable were owed by six customers (77% from five customers in 2002).

16. Financial instruments *(Continued from previous page)*

Fair value of financial instruments

The carrying amount of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accruals and bonuses payable approximates their fair value due to the short-term maturities of these items.

The fair value of the Company's investments in publicly traded securities are based on quoted market prices where available, or on prices for similar investments.

Canadian generally accepted accounting principles require the disclosure of fair value information for all financial instruments, except in cases where time and cost constraints make such information too difficult to reliably determine. Because relevant and reliable fair value information was not obtainable, the Company has not disclosed fair value information for payable to shareholders, advances from affiliate and preferred shares.

The fair value of the Company's fixed rate long-term debt and promissory note due on demand approximates their carrying value, as the rates are representative of prevailing market rates. The fair value of the Company's floating rate long-term debt approximates its carrying value as the interest rate fluctuates with prime.

Interest rate risk

One of the Company's term loans due on demand (Note 6) bears interest which fluctuates with the prime interest rate, thus exposing the Company to interest rate fluctuations.

17. Operating facilities

At May 31, 2003, the Company had a revolving loan facility totaling $4 million, none of which was drawn. Any draws are due on demand and bear interest at prime plus 0.75%.

The Company also had two variable rate loan facilities totaling $4 million, neither of which were drawn. Any draws are due on demand and bear interest at prime plus 1.00%.

18. Comparative figures

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted in the current year.

Jade Group of Companies
Schedule 1 - Combined Schedule of Rig and Camp Expenses
For the year ended May 31, 2003

	2003	2002 (Restated)
Amortization - camp units	**205,979**	196,498
Amortization - rigs	**2,562,947**	2,449,618
Camp rentals, repairs, catering	**575,987**	640,797
Employee benefits	**673,107**	798,718
Equipment rental	**423,290**	439,811
Fuel	**2,615,838**	1,875,210
Insurance	**262,388**	201,027
Miscellaneous	**435,058**	345,771
Repairs and maintenance	**7,117,235**	4,393,771
Rig moves	**586,960**	167,900
Taxes and licences	**78,370**	86,336
Transporting equipment	**316,574**	237,388
Travel and subsistence	**2,678,822**	2,448,116
Turnkey	**5,599**	1,627
Wages	**12,280,206**	10,650,983
	30,818,360	24,933,571

Jade Group of Companies

Schedule 2 - Combined Schedule of General and Administrative Expenses

For the year ended May 31, 2003

	2003	*2002* *(Restated)*
Advertising and promotion	**226,494**	126,180
Amortization	**270,271**	213,466
Automotive	**81,476**	78,443
Business taxes and licences	**38,813**	29,910
Communications	**35,318**	26,983
Consulting fees	**7,126**	11,030
Insurance	**74,877**	81,696
Interest and bank charges	**75,236**	85,137
Interest on long-term debt and term loans due on demand	**258,301**	301,306
Office	**246,516**	191,835
Professional fees	**23,649**	34,576
Rental	**12,558**	15,341
Salaries, wages and benefits	**1,362,480**	1,934,013
Shop and yard	**168,892**	146,872
Travel and entertainment	**12,611**	13,127
	2,894,618	3,289,915

Jade Group of Companies

Combined Financial Statements

May 31, 2002

To the Directors of Jade Group of Companies:

We have audited the combined balance sheet of Jade Group of Companies (the "Company") as at May 31, 2002 and the combined statements of earnings and retained earnings, cash flows and related schedules for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated May 28, 2004 has been withdrawn, as described in note 2.

Edmonton, Alberta

May 28, 2004
(Except as to note 2, which is as of October 21, 2004)

Chartered Accountants

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2002

	2002	*2001* (Restated - Note 17)
Assets		
Current		
Cash and cash equivalents *(Note 4)*	**2,561,890**	2,277,747
Term deposits	**2,401,898**	219,904
Accounts receivable	**3,377,866**	4,962,767
Prepaid expenses and deposits	**82,574**	86,037
	8,424,228	7,546,455
Investments (market $69,260)	**44,001**	44,001
Property and equipment *(Note 5)*	**24,052,231**	20,694,120
Cash surrender value of life insurance	**38,148**	-
	32,558,608	28,284,576

Continued on next page

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2002

	2002	*2001 (Restated - Note 17)*
Liabilities		
Current		
Bank indebtedness	-	500,000
Accounts payable and accruals	**2,700,907**	5,502,537
Income taxes payable	**45,877**	89,479
Bonuses payable	**6,434,365**	6,206,200
Current portion of term loans due on demand *(Note 6)*	**1,705,191**	638,586
Current portion of promissory note due on demand *(Note 7)*	**64,595**	58,723
Current portion of payable to shareholders *(Note 8)*	**398,000**	-
	11,348,935	12,995,525
Term loans due on demand *(Note 6)*	**3,005,328**	-
Promissory note due on demand *(Note 7)*	**34,681**	-
	14,388,944	12,995,525
Term loans due on demand *(Note 6)*	-	1,436,365
Promissory note due on demand *(Note 7)*	-	99,276
Payable to shareholders *(Note 8)*	**9,723,043**	7,282,012
Deferred revenue *(Note 9)*	**816,199**	-
Advances from affiliate *(Note 10)*	**443,000**	443,000
Deferred income taxes *(Note 13)*	**2,797,312**	2,171,223
Preferred shares *(Note 11)*	**973,000**	973,000
	29,141,498	25,400,401
Shareholders' Equity		
Share capital *(Note 12)*	**277,198**	277,198
Retained earnings	**3,139,912**	2,606,977
	3,417,110	2,884,175
	32,558,608	28,284,576

Approved by the directors

(signed)
Brian Banks

(signed)
Craig Banks

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Earnings and Retained Earnings
For the year ended May 31, 2002

	2002	*2001 (Restated - Note 17)*
Rig and camp revenue	**35,556,635**	34,885,097
Rig and camp expenses *(Schedule 1)*	**24,933,571**	24,440,349
Gross margin	**10,623,064**	10,444,748
Gross margin as a percentage of rig and camp revenue	*29.9 %*	*29.9 %*
General and administrative expenses *(Schedule 2)*	**3,289,915**	2,608,314
Earnings from operations	**7,333,149**	7,836,434
Other income (expense)		
Dividend expense on liability preferred shares *(Note 11)*	**(3,076)**	(45,668)
Interest	**57,241**	28,151
Dividends	**1,025**	28,750
Management bonuses	**(6,434,365)**	(6,206,200)
Other income	**72,134**	146,459
Loss on disposal of investments	**-**	(19,833)
Gain on disposal of property and equipment	**64,219**	193,585
	(6,242,822)	(5,874,756)
Earnings before income taxes	**1,090,327**	1,961,678
Provision for (recovery of) income taxes *(Note 13)*		
Current	**(68,697)**	61,518
Deferred	**626,089**	887,366
	557,392	948,884
Net earnings	**532,935**	1,012,794
Retained earnings, beginning of year	**2,606,977**	1,594,183
Retained earnings, end of year	**3,139,912**	2,606,977

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Cash Flows
For the year ended May 31, 2002

	2002	2001 (Restated - Note 17)
Cash provided by (used for) the following activities		
Operating activities		
Cash received from customers	**38,029,866**	32,930,562
Cash paid to suppliers	**(14,477,048)**	(9,448,193)
Cash paid to employees	**(19,589,914)**	(13,118,838)
Interest received	**57,241**	28,151
Dividends received	**1,025**	28,750
Dividend expense on liability preferred shares	**(3,076)**	(45,668)
Interest paid	**(301,306)**	(211,648)
Income taxes recovered (paid)	**25,095**	(64,082)
	3,741,883	10,099,034
Financing activities		
Advances of term loans due on demand	**4,000,000**	-
Repayment of term loans due on demand	**(1,364,432)**	(1,726,793)
Repayment of promissory note due on demand	**(58,723)**	(53,384)
Repayment of related party advances	-	(90,000)
Advances from shareholders	**2,939,031**	416,778
Repayment of advances from shareholders	**(100,000)**	(17,609)
	5,415,876	(1,471,008)
Investing activities		
Purchases of property and equipment	**(6,355,361)**	(9,667,971)
Proceeds on disposal of property and equipment	**201,887**	278,818
Investment in term deposits	**(2,181,994)**	(364)
Purchase of investments	-	(12,000)
Proceeds on disposal of investments	-	7,667
Increase in cash surrender value of life insurance	**(38,148)**	-
	(8,373,616)	(9,393,850)
Increase (decrease) in cash resources	**784,143**	(765,824)
Cash resources, beginning of year	**1,777,747**	2,543,571
Cash resources, end of year	**2,561,890**	1,777,747
Cash resources are comprised of:		
Cash and cash equivalents *(Note 4)*	**2,561,890**	2,277,747
Bank indebtedness	-	(500,000)
	2,561,890	1,777,747

The accompanying notes are an integral part of these financial statements

1. Nature of operations

Jade Group of Companies of Companies (the "Company") consists of Jade Drilling Inc., J.S.E. Holdings Ltd., and 285558 Alberta Ltd. The Company's primary business is the drilling of oil and gas wells and the rental of camp units in Western Canada.

The combined financial statements include the accounts of the above entities which are controlled, directly or indirectly, through common ownership.

2. Significant accounting policies

The combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash and cash equivalents

Cash resources include cash and marketable securities with terms to maturity of three months or less.

Term deposits

Term deposits have a maturity of greater than three months and are recorded at the lower of cost and market value.

Investments

Long-term investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. Drilling rigs have an estimated salvage value of $400,000.

	Method	Rate
Buildings	straight-line	2.5 %
Automotive equipment	declining balance	30 %
Computer equipment	declining balance	20 %
Drilling rigs and equipment	declining balance & straight-line	10-20 %
Other equipment	declining balance	20 %
Camp units	declining balance & straight-line	10-30 %

In the year property and equipment are acquired and put into use, half of the annual amortization is recorded. No amortization is recorded in the year of disposal.

In the year of disposal, the book value of disposed assets is not removed from property and equipment where the book value cannot readily be determined. In the auditors' report originally issued on May 28, 2004, this policy was identified as not in accordance with Canadian generally accepted accounting principles. The effect of this policy has now been quantified and has no material impact on the combined financial statements.

Income taxes

The Company follows the deferred tax allocation accounting method. A provision is made for all taxes currently payable as well as those deferred to future periods as a result of timing differences between the measurement of income for tax purposes and accounting purposes.

2. Significant accounting policies *(Continued from previous page)*

Revenue recognition

Rig revenue is accounted for under the percentage of completion method prorated on operating days. When a loss on a contract can be reasonably estimated, the estimated amount of the loss is charged to income for the year.

Measurement uncertainty (use of estimates)

The preparation of combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Amortization is based on management's estimate of the useful lives of capital assets. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where necessary.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Segmented information

Management regards the current activities of the Company as all being conducted in one operating segment, that being services to the oil and gas industry. All activities and property and equipment of the Company are located in one geographic segment, that being Canada. Accordingly, no additional segment disclosure is required.

3. Change in accounting policy

Effective for fiscal periods commencing June 1, 2001, the Company adopted the new recommendations regarding the Balance Sheet Classification of Callable Debt Obligations. All borrowings where the lender has a right to demand repayment within twelve months (other than in the event of default or breach of covenant) are required to be classified as current liabilities.

The impact of this change has been to increase current liabilities by the amount of any such borrowings then in place. At May 31, 2002, this change has increased current liabilities by $3,040,009 and reduced long-term debt by a corresponding amount.

4. Cash and cash equivalents

	2002	*2001*
Cash	**1,474,629**	2,277,747
Money market funds	**1,087,261**	-
	2,561,890	2,277,747

5. Property and equipment

	Cost	*Accumulated amortization*	*2002 Net book value*	*2001 Net book value*
Land	**177,352**	**-**	**177,352**	315,000
Buildings	**1,301,667**	**142,587**	**1,159,080**	1,184,959
Automotive equipment	**66,742**	**62,607**	**4,135**	5,907
Computer equipment	**15,499**	**14,550**	**949**	1,187
Drilling rigs and equipment	**38,966,186**	**18,003,781**	**20,962,405**	17,641,299
Other equipment	**669,187**	**372,009**	**297,178**	283,873
Camp units	**2,303,303**	**852,171**	**1,451,132**	1,261,895
	43,499,936	**19,447,705**	**24,052,231**	20,694,120

During the year, the Company recorded amortization of $2,859,582 (2001 - $1,851,812) on property and equipment.

6. Term loans due on demand

	2002	*2001*
Demand loan payable in monthly instalments of $96,750 including interest at prime plus 1.25%, due August 2005	**3,274,102**	-
Demand loan payable in monthly instalments of $32,600 including interest at 8.05%, due May 2004	**718,204**	1,037,471
Demand loan payable in month instalments of $32,600, including interest at 8.05%, due May 2004	**718,213**	1,037,480
	4,710,519	2,074,951
Less: current portion of term loans due on demand	**1,705,191**	638,586
Less: term loans due on demand	**3,005,328**	-
	-	1,436,365

Principal repayments on term loans due on demand, assuming all term loans are subject to contractual terms of repayment, are estimated as follows:

2003	1,705,191
2004	1,812,186
2005	1,125,179
2006	67,963

6. Term loans due on demand *(Continued from previous page)*

Term loans due on demand are secured by:

(a) a general security agreement covering all assets of the Company;
(b) a $950,000 debenture providing a first fixed charge on land with a recorded value of $177,352 and buildings with a net
book value of $1,159,080, and a floating charge over all other existing and future acquired real property;
(c) postponements of claim by the common shareholders of Jade Drilling Inc.;
(d) an assignment of insurance covering the Company's drilling equipment; and
(e) an assignment of life insurance on the lives of the common shareholders of Jade Drilling Inc.

Term loans due on demand are subject to certain financial covenants with respect to working capital, debt to equity ratios, reduction of shareholders' equity and purchase of property and equipment. As at May 31, 2002, the Company was in breach of certain covenants. Subsequently, the lender did not demand repayment of term loans due on demand.

7. Promissory note due on demand

	2002	*2001*
Promissory note payable on demand to a shareholder of the Company, payable in monthly instalments of $5,943 including interest at 10.00%, due November 2003, unsecured	**99,276**	157,999
Less: current portion of promissory note due on demand	**(64,595)**	(58,723)
Less: promissory note due on demand	**34,681**	-
	-	99,276

Principal repayments on the promissory note due on demand are as follows:

2003	64,595
2004	34,681

Although the promissory note is due on demand, the shareholder has indicated he will accept repayment terms as stated.

Included in interest on term loans due on demand is $12,588 (2001 - $17,926) of interest paid to the shareholder on the promissory note due on demand.

8. Payable to shareholders

Advances from shareholders of $8,094,884 (2001 - $6,012,684) are secured by general security agreements over all Company assets, are non-interest bearing and without set terms of repayment. The remaining advances are unsecured. The shareholders have agreed that $398,000 will be repaid during the next fiscal year and the shareholders have not demanded repayment of the remaining balance. Accordingly, the balance of the advances have been classified as long term.

9. Deferred revenue

The Company has a five year rental contract for drilling rig #15. During the year, the Company received $1,000,000 as prepayment of its contractual obligation. This amount is recognized as revenue based on operating days worked during the year. In the current year $183,801 was recognized as revenue.

10. Advances from affiliate

Advances from CK-2 Holdings Ltd., the parent company of J.S.E. Holdings Ltd., are non-interest bearing with no terms of repayment and are unsecured. The affiliate has indicated that it will not seek repayment of the advances during the upcoming fiscal year and accordingly the advances are classified as long-term.

11. Preferred shares

Authorized share capital includes an unlimited number of Class B non-voting preferred shares. The shares are entitled to non-cumulative dividends to a maximum of 10% of redemption value (determined annually by the directors), redeemable by the Company for $973 per share, retractable by the holder. At May 31, 2002, 1,000 Class B shares were issued and outstanding (2001 - 1,000 shares).

During the year, dividends of $3,076 (2001 - $54,124) were paid to the holders of preferred shares. The combined statement of earnings reflects these dividends as an expense in the current year, net of related refundable taxes of nil (2001 - $8,456).

12. Share capital

	2002	*2001*
Authorized		
Jade Drilling Inc.:		
Unlimited number of Class A common voting shares		
J.S.E. Holdings Ltd.:		
Unlimited number of Class A common voting shares		
Unlimited number of Class B common non-voting shares		
285558 Alberta Ltd.:		
Unlimited number of Class A common voting shares		
Unlimited number of Class B common non-voting shares		
Issued		
Jade Drilling Inc.:		
100 Class A shares	**100**	100
J.S.E. Holdings Ltd.:		
1 Class A shares	**250**	250
1,000 Class B shares	**100**	100
	350	350
285558 Alberta Ltd.:		
1 Class A share	**1**	1
276,747 Class B shares	**276,747**	276,747
	276,748	276,748
	277,198	277,198

13. Income taxes

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	2002	*2001*
Enacted federal and provincial corporate tax rates	**40.71%**	43.87%
Expected provision for income taxes based on the above rates	**443,862**	860,628
Increase resulting from:		
Non-deductible items and permanent differences	**11,727**	38,229
Capital taxes	**30,374**	17,762
Differences arising from change in substantively enacted rates and other	**71,429**	32,265
Actual provision for income taxes	**557,392**	948,884

14. Group retirement savings plan

Jade Drilling Inc. commenced a group retirement savings plan for its rig managers and administrative employees on October 1, 2001. The plan is being accounted for in accordance with the defined contribution method of accounting. The expense for the year ended May 31, 2002 is $90,927.

15. Financial instruments

The Company, as part of its operations, carries a number of financial instruments including cash and cash equivalents, term deposits, accounts receivable, investments, accounts payable and accruals, bonuses payable, term loans due on demand, promissory note due on demand, payable to shareholders, advances from affiliate and preferred shares. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk arise when a group of customers have a similar characteristic, such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. The Company has significant reliance on customers in the oil and gas industry and therefore its accounts receivable are subject to credit risk. The Company attempts to minimize this risk by restricting services to those customers deemed credit worthy. At May 31, 2002, 77% of the Company's accounts receivable were owed by five customers (84% from six customers in 2001).

13. Financial instruments *(Continued from previous page)*

Fair value of financial instruments

The carrying amount of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accruals and bonuses payable approximates their fair value due to the short-term maturities of these items.

The fair value of the Company's investments in publicly traded securities are based on quoted market prices where available, or on prices for similar investments.

Canadian generally accepted accounting principles require the disclosure of fair value information for all financial instruments, except in cases where time and cost constraints make such information too difficult to reliably determine. Because relevant and reliable fair value information was not obtainable, the Company has not disclosed fair value information for payable to shareholders, advances from affiliate and preferred shares.

The fair value of the Company's fixed rate term loans due on demand and promissory note due on demand approximate their carrying value, as the rates are representative of prevailing market rates. The fair value of the Company's floating rate term loan due on demand approximates its carrying value as the interest rate fluctuates with prime.

Interest rate risk

One of the Company's term loans due on demand (Note 6) bears interest which fluctuates with the prime interest rate, thus exposing the Company to interest rate fluctuations.

16. Operating facilities

At May 31, 2002, the Company had a revolving loan facility totaling $4 million, none of which was drawn. Any draws are due on demand and bear interest at prime plus 0.75%.

At May 31, 2002, the Company also had a standby term facility $2.5 million, none of which was drawn. Any draws are due on demand and bear interest at prime plus 1.25%.

17. Comparative figures

In the current year, a Canada Customs and Revenue Agency audit resulted in an adjustment to certain asset classifications for income tax purposes. As a result, depreciation for income tax purposes was reassessed for the previous two fiscal years. The corresponding accounting charge has been applied retroactively and has the effect of increasing current income taxes payable and decreasing deferred income taxes payable at May 31, 2001 by $116,082 and increasing the current income tax expense and decreasing deferred income tax expense by $40,150 for the year then ended. The change has no impact on shareholders' equity at May 31, 2001 or net earnings for the year then ended.

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted in the current year.

Jade Group of Companies

Schedule 1 - Combined Schedule of Rig and Camp Expenses

For the year ended May 31, 2002

	2002	*2001* *(Restated - Note 17)*
Amortization - camps	**196,498**	183,330
Amortization - rigs	**2,449,618**	1,454,314
Camp rentals, repairs, catering	**640,797**	790,046
Employee benefits	**798,718**	728,076
Equipment rental	**439,811**	474,505
Fuel	**1,875,210**	2,405,090
Insurance	**201,027**	133,022
Miscellaneous	**345,771**	216,632
Repairs and maintenance	**4,393,771**	5,118,970
Rig moves	**167,900**	201,582
Taxes and licenses	**86,336**	95,502
Transporting equipment	**237,388**	284,547
Travel and subsistence	**2,448,116**	2,280,631
Turnkey	**1,627**	6,985
Wages	**10,650,983**	10,067,117
	24,933,571	24,440,349

Jade Group of Companies
Schedule 2 - Combined Schedule of General and Administrative Expenses
For the year ended May 31, 2002

	2002	2001 (Restated - Note 17)
Advertising and promotion	**126,180**	84,799
Amortization	**213,466**	214,168
Automotive	**78,443**	57,337
Bad debts recovery	**-**	(38,501)
Business taxes and licences	**29,910**	37,054
Communications	**26,983**	18,317
Consulting fees	**11,030**	10,888
Insurance	**81,696**	103,074
Interest and bank charges	**85,137**	87,445
Interest on term loans due on demand	**301,306**	211,648
Office	**191,835**	82,942
Professional fees	**34,576**	32,225
Rental	**15,341**	9,686
Salaries, wages and benefits	**1,934,013**	1,576,145
Shop and yard	**146,872**	113,490
Travel and entertainment	**13,127**	7,597
	3,289,915	2,608,314

Jade Group of Companies

Combined Financial Statements

August 31, 2004

(Unaudited)

To the Directors of Jade Group of Companies:

We have reviewed the combined balance sheet of Jade Group of Companies as at August 31, 2004 and the combined statements of earnings and retained earnings, cash flows and related schedules for the three month period then ended. Our review was made in accordance with Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these combined financial statements.

Nothing has come to our attention that causes us to believe that these combined financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta
October 21, 2004

Chartered Accountants

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

Jade Group of Companies
Combined Balance Sheet
As at August 31, 2004
(Unaudited)

	August 31 **2004**	*May 31* **2004**
Assets		
Current		
Cash and cash equivalents *(Note 3)*	**1,982,333**	8,802,614
Term deposits	**132,850**	130,968
Accounts receivable	**9,408,834**	4,833,740
Income taxes recoverable	**821**	-
Prepaid expenses and deposits	**364,335**	466,585
	11,889,173	14,233,907
Investments (market value $143,380; May 31, 2004 - $154,800)	**44,001**	44,001
Property and equipment *(Note 4)*	**27,326,069**	25,081,166
Cash surrender value of life insurance	**97,089**	97,089
	39,356,332	39,456,163

Continued on next page

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Balance Sheet
As at August 31, 2004
(Unaudited)

	August 31 *2004*	*May 31* *2004*
Liabilities		
Current		
Bank indebtedness *(Note 5)*	**150,000**	-
Accounts payable and accruals	**3,621,348**	5,015,444
Income taxes payable	**-**	11,814
Employee profit sharing plan payable	**10,073,000**	8,559,000
Bonuses payable	**-**	19,000
Current portion of long-term debt *(Note 6)*	**961,050**	1,141,380
Current portion of payable to shareholders *(Note 7)*	**1,300,000**	1,300,000
	16,105,398	16,046,638
Term loans due on demand *(Note 6)*	**-**	82,808
	16,105,398	16,129,446
Long-term debt *(Note 6)*	**74,710**	40,577
Payable to shareholders *(Note 7)*	**12,563,552**	12,910,250
Deferred revenue *(Note 8)*	**309,032**	309,032
Advances from affiliate *(Note 9)*	**443,000**	443,000
Future income taxes *(Note 12)*	**3,311,775**	3,281,775
Preferred shares *(Note 10)*	**973,000**	973,000
	33,780,467	34,087,080
Shareholders' Equity		
Share capital *(Note 11)*	**277,198**	277,198
Retained earnings	**5,298,667**	5,091,885
	5,575,865	5,369,083
	39,356,332	39,456,163

Approved on behalf of the board

(signed) Brian Banks **(signed) Craig Banks**

The accompanying notes are an integral part of these financial statements

Jade Group of Companies

Combined Statement of Earnings and Retained Earnings

For the 3 months ended August 31, 2004
(Unaudited)

	3 Months Ended 2004	*3 Months Ended 2003*
Rig and camp revenue	**10,620,133**	11,797,909
Rig and camp expenses *(Schedule 1)*	**8,296,608**	8,968,808
Gross margin	**2,323,525**	2,829,101
Gross margin as a percentage of rig and camp revenue	*21.9%*	*24.0%*
General and administrative expenses *(Schedule 2)*	**769,451**	619,344
Earnings from operations	**1,554,074**	2,209,757
Other income (expense)		
Interest	**10,927**	5,193
Foreign exchange loss	**(2,588)**	
Management bonuses	**(4,500)**	(4,500)
Employee profit sharing plan	**(1,514,000)**	(2,439,813)
Other income	**83,970**	3,000
Gain on disposal of property and equipment	**108,899**	28,677
	(1,317,292)	(2,407,443)
Earnings (loss) before income taxes	**236,782**	(197,686)
Provision for (recovery of) income taxes *(Note 12)*		
Current	-	-
Future	**30,000**	(63,938)
	30,000	(63,938)
Net earnings (loss)	**206,782**	(133,748)
Retained earnings, beginning of period	**5,091,885**	4,505,506
Retained earnings, end of period	**5,298,667**	4,371,758

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Cash Flows
For the 3 months ended August 31, 2004
(Unaudited)

	3 Months Ended 2004	*3 Months Ended 2003*
Cash provided by (used for) the following		
Operating activities		
Cash received from customers	**6,129,012**	7,577,791
Cash paid to suppliers	**(5,441,929)**	(3,071,477)
Cash paid to employees	**(4,100,625)**	(4,925,795)
Interest received	**10,927**	5,193
Interest paid	**(12,673)**	(25,902)
Income taxes paid	**(12,635)**	(8,968)
	(3,427,923)	(431,222)
Financing activities		
Repayment of term loans due on demand	**(277,577)**	(171,372)
Advances of long-term debt	**57,754**	-
Repayment of long-term debt	**(9,182)**	(780,318)
Advances from shareholders	**3,302**	-
Repayment of advances from shareholders	**(350,000)**	(111,162)
Repayment of promissory note payable	-	(17,134)
	(575,703)	(1,079,986)
Investing activities		
Purchases of property and equipment	**(3,089,773)**	(303,564)
Proceeds on disposal of property and equipment	**125,000**	28,667
Investment in term deposits	**(1,882)**	-
	(2,966,655)	(274,887)
Decrease in cash resources	**(6,970,281)**	(1,786,095)
Cash resources, beginning of period	**8,802,614**	2,775,860
Cash resources, end of period	**1,832,333**	989,765
Cash resources are comprised of:		
Cash and cash equivalents *(Note 3)*	**1,982,333**	1,689,765
Bank indebtedness	**(150,000)**	(700,000)
	1,832,333	989,765

The accompanying notes are an integral part of these financial statements

1. Nature of operations

Jade Group of Companies (the "Company") consists of Jade Drilling Inc., J.S.E. Holdings Ltd., and 285558 Alberta Ltd. The Company's primary business is the drilling of oil and gas wells and the rental of camp units in Western Canada.

The combined financial statements include the accounts of the above entities which are controlled, directly or indirectly, through common ownership.

2. Accounting policies

The combined interim financial statements follow the same accounting policies and methods as the May 31, 2004 annual financial statements and have been prepared in accordance with Canadian generally accepted accounting principles, including the following significant accounting policies:

Cash and cash equivalents

Cash resources include cash and marketable securities with terms to maturity of three months or less.

Term deposits

Term deposits have a maturity of greater than three months and are recorded at the lower of cost and market value.

Investments

Long-term investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. Drilling rigs have a salvage value of $400,000.

	Method	Rate
Buildings	straight-line	2.5 %
Automotive equipment	declining balance	30 %
Computer equipment	declining balance	20 %
Drilling rigs and equipment	declining balance & straight-line	10-20 %
Other equipment	declining balance	20 %
Camp units	declining balance & straight-line	10-30 %

In the year property and equipment are acquired and put into use, amortization is taken at one-half of the above rates. No amortization is recorded in the year of disposal.

2. Accounting policies *(Continued from previous page)*

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Rig revenue is accounted for under the percentage of completion method prorated on operating days. When a loss on a contract can be reasonably estimated, the estimated amount of the loss is charged to income for the period.

Contract revenue for rental contracts are deferred over the term of the contract. Revenue is realized based on the number of days the related rig is in operation in the period, over the total number of days the rig is contracted.

Measurement uncertainty (use of estimates)

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Amortization is based on management's estimate of the useful lives of property and equipment. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where necessary. The accrual for employee profit sharing plan and future income taxes have been estimated at the end of the period based on results of operations to date.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Segmented information

Management regards the current activities of the Company as all being conducted in one operating segment, that being services to the oil and gas industry. All activities and property and equipment of the Company are located in one geographic segment, that being Canada. Accordingly no additional segment disclosure is required.

3. Cash and cash equivalents

	August 31 2004	*May 31 2004*
Cash	**462,904**	7,285,501
Money market funds	**1,519,429**	1,517,113
	1,982,333	8,802,614

4. Property and equipment

	Cost	Accumulated amortization	August 31 2004 Net book value	May 31 2004 Net book value
Land	**177,352**	**-**	**177,352**	177,352
Buildings	**1,301,667**	**183,264**	**1,118,403**	1,093,997
Automotive equipment	**920,806**	**253,143**	**667,663**	291,612
Computer equipment	**15,499**	**14,922**	**577**	607
Drilling rigs and equipment	**47,580,834**	**24,164,080**	**23,416,754**	18,902,066
Other equipment	**724,589**	**501,404**	**223,185**	260,631
Camp units	**2,909,063**	**1,186,928**	**1,722,135**	1,784,710
	53,629,810	**26,303,741**	**27,326,069**	22,510,975
Drilling rigs under construction	-	-	-	2,570,191
	53,629,810	**26,303,741**	**27,326,069**	25,081,166

5. Operating facilities

At August 31, 2004, the Company had a revolving loan facility totalling $4 million, $150,000 of which was drawn at August 31, 2004. Draws are due on demand and bear interest at prime plus 0.65%.

The Company also had two variable rate loan facilities totalling $6 million, neither of which were drawn. Any draws are due on demand and bear interest at prime plus 0.75%.

6. Long-term debt

	August 31 2004	May 31 2004
Demand loan payable in monthly instalments of $96,750 including interest at prime plus 0.75%, due June 2005	**933,069**	1,210,647
General Motors Acceptance Corporation loan payable in monthly instalments of $1,128, non-interest bearing, secured by automotive equipment with a net book value of $42,418, due May 2008	**50,781**	54,118
General Motors Acceptance Corporation loan payable in monthly instalments of $1,203, non-interest bearing, secured by automotive equipment with a net book value of $48,727, due April 2008	**51,910**	-
	1,035,760	1,264,765
Less: current portion of long-term debt	**961,050**	1,141,380
Less: term loans due on demand	**-**	82,808
	74,710	40,577

6. Long-term debt *(Continued from previous page)*

Principal repayments on long-term debt in each of the next four years, assuming all term debt is subject to contractual terms of repayment, are estimated as follows:

2005	961,050
2006	27,980
2007	27,980
2008	18,750

The term loan due on demand is secured by:

(a) a general security agreement covering all assets of the Company;
(b) a $950,000 debenture providing a first fixed charge on land with a recorded value of $177,352 and buildings with a net book value of $1,118,403, and a floating charge over all other existing and future acquired real property;
(c) postponements of claim by the common shareholders of Jade Drilling Inc.;
(d) an assignment of insurance covering the Company's drilling equipment; and
(e) an assignment of life insurance on the lives of the common shareholders of Jade Drilling Inc.

The term loan due on demand is subject to certain financial covenants with respect to working capital, debt to equity ratios, debt service ratios, reduction of shareholders' equity and the purchase of property and equipment. These covenants were adhered to at August 31, 2004.

7. Payable to shareholders

Advances from shareholders of $11,015,492 (May 31, 2004 - $11,362,190) are secured by general security agreements over all Company assets, are non-interest bearing and without set terms of repayment. The remaining advances are unsecured. The shareholders have agreed that $1,300,000 will be repaid during the next twelve months and the shareholders have waived the right to demand repayment of the remaining balance. Accordingly, the balance of the advances have been classified as long term.

8. Deferred revenue

The Company has a five year rental contract for drilling rig #15. In 2002, the Company received $1,000,000 as prepayment of its contractual obligation. This amount is recognized as revenue based on the number of operating days worked during the period. In the current period, $ nil (2003 - $59,813) was recognized as revenue.

9. Advances from affiliate

Advances from CK-2 Holdings Ltd., the parent company of J.S.E. Holdings Ltd., are non-interest bearing with no set terms of repayment and are unsecured. The affiliate has indicated that it will not seek repayment of the advances during the upcoming fiscal period and accordingly the advances are classified as long-term.

10. Preferred shares

Authorized share capital includes an unlimited number of Class B non-voting preferred shares. The shares are entitled to non-cumulative dividends to a maximum of 10% of redemption value (determined annually by the directors), redeemable by the Company for $973 per share, retractable by the holder. At August 31, 2004, 1,000 Class B shares were issued and outstanding (May 31, 2004 - 1,000 shares).

11. Share capital

	August 31 **2004**	*May 31* *2004*
Authorized		
Jade Drilling Inc.:		
Unlimited number of Class A voting common shares		
J.S.E. Holdings Ltd.:		
Unlimited number of Class A voting common shares		
Unlimited number of Class B non-voting common shares		
285558 Alberta Ltd.:		
Unlimited number of Class A voting common shares		
Unlimited number of Class B non-voting common shares		
Issued		
Jade Drilling Inc.:		
100 Class A shares	**100**	100
J.S.E. Holdings Ltd.:		
1 Class A share	**250**	250
1,000 Class B shares	**100**	100
	350	350
285558 Alberta Ltd.:		
1 Class A share	**1**	1
276,747 Class B shares	**276,747**	276,747
	276,748	276,748
	277,198	277,198

12. Income taxes

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	3 months 2004	*3 months 2003*
Enacted federal and provincial corporate tax rates	**33.62%**	36.62%
Expected provision for (recovery of) income taxes based on the above rates	**79,606**	(72,393)
Increase (decrease) resulting from:		
Non-deductible items and permanent differences	**15,297**	7,204
Differences arising from changes in substantively enacted rates and other	**(64,903)**	(10,511)
Actual provision for income taxes	**30,000**	(63,938)

Temporary differences amounting to $9,769,515 (2003 - $8,212,236) relate to differences between the accounting and tax basis of property and equipment.

13. Group retirement savings plan

Jade Drilling Inc. has a group retirement savings plan for its rig managers and administrative employees. The plan is accounted for in accordance with the defined contribution method of accounting. The expense for the period ended August 31, 2004 is $20,282 (2003 - $18,437).

14. Financial instruments

The Company as part of its operations carries a number of financial instruments including cash and cash equivalents, term deposits, accounts receivable, investments, bank indebtedness, accounts payable and accruals, bonuses payable, employee profit sharing plan payable, long-term debt, payable to shareholders, advances from affiliate and preferred shares. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk arise when a group of customers have a similar characteristic, such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. The Company has significant reliance on customers in the oil and gas industry and, therefore, its accounts receivable are subject to credit risk. The Company attempts to minimize this risk by restricting services to those customers deemed credit worthy. At August 31, 2004, 71% of the Company's accounts receivable were owed by eight customers (85% from eight customers at May 31, 2004).

14. Financial instruments *(Continued from previous page)*

Fair value of financial instruments

The carrying amount of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accruals, bonuses payable and employee profit sharing plan payable approximates their fair value due to the short-term maturities of these items.

The fair value of the Company's investments in publicly traded securities are based on quoted market prices where available, or on prices for similar investments.

Canadian generally accepted accounting principles require the disclosure of fair value information for all financial instruments, except in cases where time and cost constraints make such information too difficult to reliably determine. Because relevant and reliable fair value information was not obtainable, the Company has not disclosed fair value information for payable to shareholders, advances from affiliate and preferred shares.

The fair value of the Company's bank indebtedness and floating rate term loan due on demand approximates their carrying values as the interest rate fluctuates with prime. The fair value of the Company's non-interest bearing loans is estimated at $90,000 (May 31, 2004 - $48,030) using discounted cash flows based upon chartered bank current rates for similar borrowing arrangements.

Interest rate risk

The Company's term loan due on demand (Note 6) and bank indebtedness (Note 5) bear interest which fluctuates with the prime interest rate, thus exposing the Company to interest rate fluctuations.

15. Subsequent event

Subsequent to August 31, 2004, the Company has entered into an agreement with a third party, which is subject to the purchaser obtaining financing no later than November 15, 2004, to sell substantially all of its property and equipment for total consideration of $87,600,000.

Should this sale occur, virtually all of the non-current liabilities will be settled within the next twelve months.

Jade Group of Companies

Schedule 1 - Combined Schedule of Rig and Camp Expenses

For the 3 months ended August 31, 2004
(Unaudited)

	3 Months Ended **2004**	*3 Months Ended* 2003
Amortization - camp units	**46,474**	43,276
Amortization - rigs	**703,187**	945,438
Camp rentals, repairs, catering	**105,751**	1,019
Employee benefits	**195,958**	247,347
Equipment rental	**101,337**	258,949
Fuel	**569,116**	392,320
Insurance	**68,442**	59,642
Miscellaneous	**178,805**	64,326
Repairs and maintenance	**1,790,242**	1,620,108
Rig moves	**44,850**	-
Taxes and licenses	**24,208**	21,667
Transporting equipment	**77,011**	45,178
Travel and subsistence	**900,043**	965,952
Wages	**3,491,184**	4,302,996
	8,296,608	8,968,808

Jade Group of Companies

Schedule 2 - Combined Schedule of General and Administrative Expenses

For the 3 months ended August 31, 2004
(Unaudited)

	3 Months Ended 2004	*3 Months Ended 2003*
Advertising and promotion	**39,736**	29,239
Amortization	**79,108**	80,929
Automotive	**12,119**	24,901
Business taxes and licenses	**28,217**	21,908
Communications	**9,341**	7,281
Consulting fees	**3,826**	1,539
Insurance	**42,381**	13,667
Interest and bank charges	**1,627**	2,684
Interest on long-term debt and term loans due on demand	**12,673**	25,902
Office	**66,355**	23,348
Professional fees	**36,814**	2,101
Rental	**2,100**	-
Salaries, wages and benefits	**389,983**	324,952
Shop and yard	**39,402**	45,777
Travel and entertainment	**5,769**	15,617
	769,451	619,344

FINANCIAL STATEMENTS OF WILSON DRILLING LTD.

1. Unaudited financial statements of Wilson Drilling Ltd. as at and for the six month period ended June 30, 2004.

Unaudited Consolidated Financial Statements

Wilson Drilling Ltd.

June 30, 2004

Wilson Drilling Ltd.

CONSOLIDATED BALANCE SHEETS

As at
(Unaudited)

	June 30, 2004 $	December 31, 2003 $
ASSETS *[note 3]*		
Current		
Cash	—	854,302
Accounts receivable *[note 4]*	3,964,252	3,177,921
Prepaid expenses	96,976	63,903
	4,061,228	4,096,126
Drilling rigs and equipment	18,955,185	12,121,388
Deferred development costs	500,000	500,000
Deferred charges	103,336	121,382
Investment	25,000	25,000
	23,644,749	16,863,896
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank overdraft	931,782	—
Accounts payable and accrued liabilities	6,545,256	1,478,944
Income taxes payable	—	147,133
Current portion of bank term loan *[note 3]*	5,512,500	1,575,000
Current portion of obligation under capital lease	730,561	700,060
Deferred revenue	—	1,503
	13,720,099	3,902,640
Loans from related parties *[note 4]*	5,368,611	3,279,411
Obligation under capital lease	1,851,729	2,186,855
Bank term loan *[note 3]*	—	4,725,000
Future income taxes	1,462,751	1,527,441
	8,683,091	11,718,707
Shareholders' equity		
Share capital	20	20
Retained earnings	1,241,539	1,242,529
	1,241,559	1,242,549
	23,644,749	16,863,896

See accompanying notes.

On behalf of the Board:

(signed) "Kerry Wilson"
Director

(signed) "Clayton Riddell"
Director

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

Six months ended June 30,
(Unaudited)

	2004 $	2003 $
Revenue		
Rigs charges	**5,992,102**	4,452,236
Other	**210,800**	196,363
	6,202,902	4,648,599
Cost of operations		
Rigs operating	**4,267,010**	2,594,656
Gross margin	**1,935,892**	2,053,943
Expenses		
Depreciation	**967,646**	894,046
Interest	**400,567**	194,719
Administrative	**629,781**	356,587
Loss on disposal of equipment	**38,636**	—
	2,036,630	1,445,352
Income (loss) before income taxes	**(100,738)**	608,591
Income taxes (recovery)		
Current	**(35,058)**	—
Future	**(64,690)**	234,400
	(99,748)	234,400
Net income (loss) for the period	**(990)**	374,191
Retained earnings, beginning of period	**1,242,529**	2,059,603
Retained earnings, end of period	**1,241,539**	2,433,794

See accompanying notes.

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended June 30,
(Unaudited)

	2004 $	2003 $
Cash flows from operating activities		
Net income (loss) for the period	**(990)**	374,191
Add non-cash items:		
Depreciation	**967,646**	894,046
Future income tax expense (recovery)	**(64,690)**	234,400
Loss on disposal of equipment	**38,636**	—
Amortization of deferred charges	**18,046**	—
	958,648	1,502,637
Change in non-cash working capital	**4,098,272**	(339,219)
	5,056,920	1,163,418
Cash flows from investing activities		
Addition to drilling rigs and equipment	**(8,379,039)**	(7,316)
Investment in subsidiaries	—	(41,873)
Proceeds from sale of equipment	**538,960**	—
	(7,840,079)	(49,189)
Cash flows from financing activities		
Payment of bank term loan	**(787,500)**	(1,000,000)
Increase in loans from related parties	**2,089,200**	309,479
Payment of obligation under capital lease	**(304,625)**	(314,560)
	997,075	(1,005,081)
Increase (decrease) in cash	**(1,786,084)**	109,148
Cash (bank overdraft), beginning of period	**854,302**	(47,791)
Cash (bank overdraft), end of period	**(931,782)**	61,357

See accompanying notes.

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2004

1. NATURE OF OPERATIONS

Wilson Drilling Ltd. (the "Company") was incorporated as a private company on July 18, 1997 under the *Business Corporations Act* (Alberta) and commenced operations in February 1998. Its principal business activities are the operation of oil and gas drilling rigs in Western Canada and the development of drilling site refurbishment equipment.

The Company is subject to fluctuations in the demand for drilling services and therefore interim results are not necessarily indicative of annual results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Company's consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the December 31, 2003 consolidated financial statements.

The consolidated financial statements include the accounts of the Company and its 76.13% owned subsidiary, Invertek Fluid Reclaimers Inc. ("Invertek"). Invertek includes the consolidated accounts of its wholly-owned subsidiaries, Invertek Manufacturing Inc. and Invertek Inc.

3. BANK TERM LOAN

On December 4, 2003, the Company received $6,300,000 in the form of a bank term loan repayable in monthly principal installments of $131,250, bearing interest at prime plus 1.00%, originally maturing in December 2007. Loan proceeds were used to buy out a previous $5,500,000 operating credit facility. A General Security Agreement representing a first floating charge on all present and after acquired property of the Company and a first fixed charge on drilling rigs #1 and #2 and a second charge on drilling rig #3 is pledged as collateral. A Subordination Agreement executed by Paramount Resources Ltd. ("Paramount"), a 50% shareholder of the Company, subordinates all present and future indebtedness of the Company to the bank.

As at June 30, 2004, the Company was in default with respect to meeting financial ratio requirements as part of the covenants to the loan agreement. However, as a result of the sale of its drilling rigs as disclosed in note 5, the Company fully paid this loan on July 27, 2004.

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2004

4. RELATED PARTY TRANSACTIONS AND BALANCES

Loans from related parties

As at June 30, 2004, the Company had shareholder loans in the amount of $5,143,147. The shareholder loans have no fixed terms of repayment, are unsecured and bear interest at bank prime plus two percent per annum. During the six months ended June 30, 2004 the Company paid $89,200 in interest.

As at June 30, 2004, the Company also had a loan in the amount of $225,464 from Shehtah Wilson Drilling Partnership ("Shehtah"), a partnership in which the Company has a 1% interest and Paramount has a 99% interest.

Other transactions with related parties

All related party transactions are recorded at their exchange amounts. Balances due to and from related parties at the period end are summarized below:

	As at June 30, 2004			
	Invertek USA $	Shehtah $	Paramount $	Total $
Accounts receivable	**5,365**	**763,827**	**785,355**	**1,554,547**
Accounts payable and accrued liabilities	—	—	**1,504**	**1,504**

Transactions with related parties during the period are summarized below:

	Six months ended June 30, 2004		
	Paramount $	Shetah $	Total $
Revenue	**1,824,546**	**368,966**	**2,193,512**
Interest expense	**89,200**	—	**89,200**
Operating and administration expense recovery	**481,831**	**740,306**	**1,222,137**

	Six months ended June 30, 2003		
	Paramount $	Shetah $	Total $
Revenue	2,629,972	157,033	2,787,005
Operating and administration expense recovery	—	288,059	288,059

Paramount is a 50% shareholder of the Company. Invertek USA is owned by an employee of Invertek. During the six months ended June 30, 2004 and 2003, the Company earned management fees and recovered operating and administrative expenses as a result of a management agreement with Shehtah.

5. SUBSEQUENT EVENTS

On July 7, 2004, the Company entered into an agreement with a third party to sell substantially all its drilling rigs. This sale transaction closed on July 27, 2004 and resulted in a cash proceeds of $19.2 million and receipt of exchangeable shares of the acquirer valued at $12.8 million.

In a resolution of the shareholders dated August 10, 2004, it was resolved that the Company change its name to 747706 Alberta Ltd.

CERTIFICATE OF THE TRUST AND THE PROMOTER

Dated: October 25, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

TRINIDAD ENERGY SERVICES INCOME TRUST
by Trinidad Drilling Ltd.

By: (signed) Michael E. Heier
Chairman and Chief Executive Officer

By: (signed) Brent J. Conway
Chief Financial Officer

On behalf of the Board of Directors of Trinidad Drilling Ltd.

By: (signed) Grant Abbott
Director

By: (signed) Naveen Dargan
Director

THE PROMOTER
TRINIDAD DRILLING LTD.

By: (signed) Michael E. Heier
Chairman and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: October 25, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RAYMOND JAMES LTD.

By: (signed) Jason Holtby

CIBC WORLD MARKETS INC.

By: (signed) Arthur Korpach

TD SECURITIES INC.

By: (signed) Gregory B. Saksida

HAYWOOD SECURITIES INC.

By: (signed) David McGorman

FIRST ASSOCIATES INVESTMENTS INC.

By: (signed) John M. Peltier

DESJARDINS SECURITIES INC.

By: (signed) Jake A. Herman

DUNDEE SECURITIES CORPORATION

By: (signed) Ali A. Bhojani

FIRSTENERGY CAPITAL CORP.

By: (signed) Hugh R. Sanderson

October 21, 2004

Trinidad Energy Services Income Trust
Trinidad Drilling Ltd.
#600, 333 - 5th Ave. S.W.
Calgary, AB T2P 3B6

Dear Sirs:

Re: Offering of Trust Units of Trinidad Energy Services Income Trust

Raymond James Ltd., CIBC World Markets Inc., TD Securities Inc., Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc., Dundee Securities Corporation and FirstEnergy Capital Corp. (collectively, the "Underwriters") understand that Trinidad Energy Services Income Trust (the "Trust") proposes to issue and sell 8,449,198 Trust Units (as hereinafter defined) (the "Base Units") of the Trust. The Underwriters further understand that the Trust will use the proceeds from this offering to partially fund the Jade Acquisition (as hereinafter defined) by Trinidad Drilling Ltd. ("Trinidad Drilling"), a wholly owned subsidiary of the Trust.

Subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages hereinafter set forth, offer to purchase from the Trust and, by its acceptance hereof, the Trust agrees to sell to the Underwriters at the Closing Time (as hereinafter defined) all, but not less than all, of the Base Units at a purchase price of $9.35 per Trust Unit. The Trust also agrees to sell to the Underwriters, and the Underwriters will have the option (the "Underwriters' Option") to purchase from the Trust, up to an additional 270,000 Trust Units (the "Option Units"), in the same respective percentages hereinafter set forth at a purchase price of $9.35 per Trust Unit. The Underwriters will, to the extent the Underwriters' Option is exercised, be severally and not jointly obligated to purchase the Option Units in the same respective percentages as for the Base Units. The Underwriter's Option may be exercised, in whole or in part, upon written notice to the Trust by the Lead Underwriter (as hereinafter defined) on behalf of the Underwriters at any time prior to 9:00 a.m. (Calgary time) on the day next preceding the Closing Date (as hereinafter defined). The notice shall specify the number of Option Units to be purchased. The closing of the purchase and sale of any Option Units will occur at the Closing Time (as hereinafter defined). The Base Units and the Option Units are collectively referred to as the "Offered Units".

The Trust shall pay or cause to be paid to the Underwriters, at the Closing Time, a fee of $0.4675 per Offered Unit, such amount being 5% of the purchase price of each Offered Unit, in consideration of the services to be rendered by the Underwriters in connection with their purchase of the Offered Units. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

TERMS AND CONDITIONS

The following are the terms and conditions of the agreement among the Trust, Trinidad Drilling and the Underwriters:

1. Definitions and Interpretation

1.1 In this Agreement, unless the context otherwise requires:

(a) "Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean and refer to, respectively, the agreement among the Trust, Trinidad Drilling and the Underwriters resulting from the acceptance by the Trust and Trinidad Drilling of the offer made by the Underwriters by this letter and not to any particular paragraph or other part of this Agreement;

(b) "Arrow" means Arrow Drilling Inc.;

(c) "Arrow Auditors" means Ernst & Young LLP as auditors of Arrow;

(d) "Arrow Financial Information" means, collectively, the audited financial statements of Arrow as at and for the years ended June 30, 2003, 2002 and 2001 and the unaudited financial statements of Arrow as at and for the six month periods ended December 31, 2003 and December 31, 2002;

(e) "ASC" means the Alberta Securities Commission;

(f) "Bear" means Bear Drilling Ltd.;

(g) "Bear's Auditors" means Kingston Ross Pasnak LLP as auditors of Bear;

(h) "Bear Financial Information" means collectively, the audited financial statements of Bear as at and for the years ended April 30, 2003, 2002 and 2001;

(i) "Business Day" means any day of the year other than a Saturday or Sunday, on which banks are open for business in Calgary, Alberta;

(j) "Claim" has the meaning ascribed thereto in section 10.1;

(k) "Closing Date" means November 10, 2004 or such other date as the parties hereto may agree but in any event not later than November 15, 2004;

(l) "Closing Time" means 6:45 a.m. (Calgary time) on the Closing Date or such other time on such date as the parties hereto may mutually agree;

(m) "Credit Agreement" means, collectively, (i) the loan agreement dated effective December 24, 2002 between Trinidad Drilling, as borrower, and GE Capital Equipment Financing Inc., as lender, as amended July 15, 2003, as further amended February 20, 2004 and as further amended September 20, 2004 and

(ii) the operating credit facility dated effective October 15, 2003 between Trinidad Drilling, as borrower, and The Toronto-Dominion Bank, as lender;

(n) "Distribution" means "distribution" or "distribution to the public", as the case may be, as those terms are defined under relevant Securities Laws in any of the Provinces, and "distribute" has a corresponding meaning;

(o) "Exchange" means the Toronto Stock Exchange;

(p) "Exchangeable Shares, Initial Series" means the initial series of exchangeable shares of Trinidad Drilling issued on March 15, 2004 in connection with the acquisition of substantially all of the drilling assets of Arrow;

(q) "Financial Information" has the meaning ascribed thereto in section 3.1(c)(i);

(r) "final MRRS Decision Document" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that final receipts for the Prospectus have been issued for each of the Provinces;

(s) "Indemnified Parties" has the meaning ascribed thereto in section 10.1;

(t) "Indemnitors" has the meaning ascribed thereto in section 10.1;

(u) "Jade" means, collectively, Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd.;

(v) "Jade Acquisition" means the acquisition by Trinidad Drilling of substantially all of the drilling assets, related inventory and certain real property of Jade pursuant to the terms of the Jade Purchase Agreement;

(w) "Jade Auditors" means Meyers Norris Penney LLP;

(x) "Jade Financial Information" means, collectively, the combined audited financial statements of Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. as at and for the years ended May 31, 2004, 2003 and 2002 and the combined unaudited financial statements of Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. as at and for the three month periods ended August 31, 2004 and August 31, 2003;

(y) "Jade Purchase Agreement" means the asset purchase agreement dated as of October 21, 2004 among Trinidad Drilling, Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. and including all schedules thereto;

(z) "Jade Purchase Price Units" means 937,166 Trust Units to be issued to Jade at a price of $9.35 per Trust Unit having a deemed aggregate value of $8,762,502 as part of the purchase price payable by Trinidad Drilling in respect of the Jade Acquisition;

(aa) "Lead Underwriter" means Raymond James Ltd.;

(bb) "material change" means any change in respect of the Trust, Trinidad Drilling or their respective ownership or capital or the respective assets of the Trust or Trinidad Drilling that would reasonably be expected to have a significant effect on the market price or value of any of the Trust Units and includes a decision by Trinidad Drilling to implement such a change made by the board of directors of Trinidad Drilling;

(cc) "material fact" means, in relation solely to the Preliminary Prospectus, the Prospectus or a Prospectus Amendment, a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Offered Units;

(dd) "misrepresentation" means, with respect to circumstances in which the Securities Laws of a particular Province are applicable, a misrepresentation as defined under the Securities Laws of that Province and, if not so defined, or in circumstances in which no particular Provincial laws are applicable, a misrepresentation as defined under the Securities Act (Alberta);

(ee) "Mutual Reliance Review System" means the mutual reliance review system provided for under National Policy 43-201 of the Canadian Securities Administrators;

(ff) "Note Indenture" means the amended and restated note indenture providing for the issuance of the Notes dated September 17, 2002 and made between Trinidad Drilling and Valiant Trust Company as amended and restated by a first supplemental note indenture dated April 10, 2003, a second supplemental note indenture dated July 15, 2003, a third supplemental note indenture dated November 19, 2003, a fourth supplemental note indenture dated March 15, 2004 and a fifth supplemental note indenture dated July 27, 2004, as amended and supplemented from time to time;

(gg) "Notes" means the unsecured subordinated notes of Trinidad Drilling;

(hh) "preliminary MRRS Decision Document" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that receipts for the Preliminary Prospectus have been issued for each of the Provinces;

(ii) "Preliminary Prospectus" means the preliminary short form prospectus to be dated October 25, 2004 of the Trust relating to the offering of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(jj) "Prospectus" means the (final) short form prospectus of the Trust relating to the offering of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(kk) "Prospectus Amendment" means any amendment to the Prospectuses, other than merely by incorporation by reference into the Preliminary Prospectus or the Prospectus of Subsequent Disclosure Documents;

(ll) "Prospectuses" means the Preliminary Prospectus and the Prospectus;

(mm) "Provinces" means each of the provinces of Canada;

(nn) "Saturn" means Saturn Drilling Ltd.;

(oo) "Saturn Auditors" means PricewaterhouseCoopers LLP as auditors of Saturn;

(pp) "Saturn Financial Information" means, collectively, the audited financial statements of Saturn as at and for the year ended May 31, 2002 and the unaudited balance sheet of Saturn as at February 28, 2003 and the unaudited statements of earnings and retained earnings and cash flows of Saturn as at and for the nine month periods ended February 28, 2003 and 2002;

(qq) "Securities Commissions" means the securities commissions or other securities regulatory authorities in the Provinces;

(rr) "Securities Laws" means, collectively, all applicable securities laws of each of the Provinces and the respective regulations and rules thereunder together with all applicable published orders and rulings of the Securities Commissions in the Provinces;

(ss) "Selling Firms" has the meaning ascribed thereto in section 9.1;

(tt) "Series B Exchangeable Shares" means the Series B exchangeable shares of Trinidad Drilling issued on July 27, 2004 in connection with the acquisition of substantially all of the drilling assets of Wilson;

(uu) "Subsequent Disclosure Documents" means any financial statements, information circulars, annual information forms, material change reports or other documents issued by the Trust after the date of this Agreement which are filed with any Securities Commission in compliance or intended compliance with applicable Securities Laws;

(vv) "to the best of the knowledge, information and belief of" means (unless otherwise expressly stated) a statement of the declarant's knowledge of the facts or circumstances to which such phrase relates, after having made due inquiries and investigations in connection with such facts and circumstances;

(ww) "Trinidad Drilling" means Trinidad Drilling Ltd.;

(xx) "Trust's Auditors" means PricewaterhouseCoopers LLP as auditors of the Trust;

(yy) "Trust Financial Information" means, collectively, the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2003 and the interim unaudited comparative consolidated financial statements of the Trust as at and for the six month period ended June 30, 2004;

(zz) "Trust Indenture" means the trust indenture dated August 1, 2002, as amended effective December 31, 2003, between Trinidad Drilling and Valiant Trust Company, as the trustee;

(aaa) "Trust Units" means the trust units of the Trust created, issued and certified under the Trust Indenture, representing fractional undivided interests in the Trust;

(bbb) "Trustee" means Valiant Trust Company, the trustee of the Trust;

(ccc) "Underwriters' Information" means, in respect of the Prospectuses, any statements contained therein relating solely to and furnished by the Underwriters;

(ddd) "Underwriters' Fee" means the fee to be paid to the Underwriters under this Agreement;

(eee) "Unitholders" means holders of Trust Units;

(fff) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(ggg) "Wilson" means Wilson Drilling Ltd.;

(hhh) "Wilson Auditors" means Ernst & Young LLP as auditors of Wilson;

(iii) "Wilson Financial Information" means, collectively, the audited financial statements of Wilson as at and for the years ended December 30, 2003 and 2002 and the unaudited financial statements of Wilson as at and for the six month periods ended June 30, 2004 and June 30, 2003; and

(jjj) "Wrap" means the information memorandum, in the form agreed upon by the Trust and the Underwriters, in respect of the offer and sale of Offered Units to certain investors in the United States.

1.2 Unless otherwise stated, any reference in this Agreement to any section, paragraph, subparagraph or schedule shall refer to a section, paragraph, subparagraph or schedule of this Agreement.

1.3 Words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders.

2. Filing of Prospectus

2.1 The Trust represents and warrants that it is qualified to file a short form prospectus for the distribution of the Offered Units pursuant to National Instrument 44-101, Short Form Prospectus Distributions, of the Securities Commissions.

The Trust shall:

(a) (i) not later than 5:00 p.m. on October 25, 2004, have prepared and filed the Preliminary Prospectus and other documents required under the Securities Laws with the Securities Commissions pursuant to the Mutual Review Reliance System and designated the ASC as the principal regulator;

(ii) obtain a preliminary MRRS Decision Document dated October 25, 2004 from the ASC, evidencing that a receipt has been issued for the Preliminary Prospectus in each Province;

(b) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, but not later than November 2, 2004 (or such later date as may be agreed to in writing by the Trust, Trinidad Drilling and the Underwriters), have:

(i) prepared and filed the Prospectus and other documents required under the Securities Laws with the Securities Commissions; and

(ii) obtained a final MRRS Decision Document from the ASC, evidencing that a receipt has been issued for the Prospectus in each Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Units to be offered and sold to the public in each of the Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Province; and

(c) until the completion of the distribution of the Offered Units, promptly take all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Offered Units for distribution or, in the event that the Offered Units have, for any reason, ceased to so qualify, to again qualify the Offered Units for distribution.

2.2 Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Units prior to the filing with any Securities Commissions of any Subsequent Disclosure Documents or Prospectus Amendment, the Trust shall have allowed the Underwriters and their counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

2.3 During the period from the date hereof until completion of the distribution of the Offered Units, the Trust shall allow the Underwriters to conduct all due diligence which they may

reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Prospectus Amendment.

3. Delivery of Prospectus and Related Documents

3.1 The Trust shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Securities Laws; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Securities Laws, signed as required by the Securities Laws and including copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) at the time of delivery to the Underwriters of the French language version of each of the Preliminary Prospectus and the Prospectus:

(i) opinions of counsel in Quebec addressed to the Trust and the Underwriters and their respective counsel and dated the date of the Preliminary Prospectus or Prospectus, as the case may be, to the effect that the French language version thereof and of any documents incorporated therein by reference (except for any financial statements and financial information regarding the Trust, Trinidad Drilling, Bear, Saturn, Arrow, Wilson or Jade which are the subject of the opinion of the auditors referred to below (the "Financial Information"), as to which no opinion need be expressed by Quebec counsel) are in all material respects a complete and proper translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion of the Trust's Auditors (including in respect of the historical and financial information regarding Bear) and, in respect of the historical financial statements and financial information regarding Saturn, Arrow, Wilson and Jade, the Saturn Auditors, the Arrow Auditors, the Wilson Auditors and the Jade Auditors, respectively, addressed to the Fund and the Underwriters, and their respective counsel, and dated the date of the

Preliminary Prospectus or Prospectus, as the case may be, to the effect that the French language version of the Financial Information set forth therein or incorporated therein by reference is in all material respects a complete and proper translation of the English language versions thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(d) at the time of delivery to the Underwriters pursuant to this section 3.1 of the Prospectus, a comfort letter from the Trust's Auditors, Bear's Auditors, Saturn's Auditors, Arrow's Auditors, Wilson's Auditors and Jade's Auditors dated the date of the Prospectus and satisfactory in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information contained in or incorporated by reference into the Prospectus, which comfort letter shall be based on a review by such auditors having a cut-off date of not more than two Business Days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to applicable Securities Laws.

3.2 Opinions or comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any filed Prospectus Amendment and any other relevant document that may be translated into the French language at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such opinions or comfort letters shall be in form and substance reasonably satisfactory to the Underwriters and their counsel.

3.3 The delivery by the Trust to the Underwriters of the Preliminary Prospectus and the Prospectus shall constitute on the part of the Trust and Trinidad Drilling a joint and several representation and warranty to, and covenant and agreement with, the Underwriters that:

(a) all of the information and statements (except for the Underwriters' Information) contained in the Preliminary Prospectus or Prospectus, as the case may be, including, without limitation, the documents incorporated by reference, as the case may be:

(i) are at the respective dates of such documents, true and correct in all material respects;

(ii) contain no misrepresentation; and

(iii) constitute full, true and plain disclosure of all material facts relating to the Trust, Trinidad Drilling and the Offered Units;

(b) no material information has been omitted from the Preliminary Prospectus or Prospectus, as the case may be, which is required to be stated therein or is necessary to make the statements or information contained therein not misleading in light of circumstances in which they were made;

(c) the Preliminary Prospectus and Prospectus, as the case may be, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the applicable Securities Laws of the Provinces, including without limitation National Instrument 44-101; and

(d) there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus and the Prospectus to the time of delivery thereof, in the affairs, operations, assets, liabilities (contingent or otherwise), or ownership of the Trust or Trinidad Drilling.

Such delivery shall also constitute the Trust's consent to the use of the Preliminary Prospectus or the Prospectus, as the case may be, by the Underwriters in connection with the distribution of the Offered Units in the Provinces in compliance with the provisions of this Agreement.

4. Commercial Copies of Prospectus

4.1 The Trust shall cause to be delivered to the Underwriters, as soon as practicable and in any event not later than the close of business on the Business Day following the date of the filing of the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, as the case may be, with the Securities Commissions, at offices in the cities of Vancouver, Calgary and Toronto designated by the Underwriters, the number of commercial copies of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment previously specified by the Underwriters in writing to the Trust.

4.2 The Trust shall from time to time deliver to the Underwriters as soon as practicable at the offices in the cities of Vancouver, Calgary and Toronto designated by the Underwriters the number of copies of documents incorporated, or containing information incorporated, by reference in the Prospectuses, and of any Subsequent Disclosure Documents or any Prospectus Amendment, which the Underwriters may from time to time request.

5. Material Changes

5.1 During the period of distribution of the Offered Units, the Trust and Trinidad Drilling shall promptly notify the Lead Underwriter in writing, with full particulars, of:

(a) any change (actual, contemplated or threatened, financial or otherwise) in or affecting the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust or Trinidad Drilling or the control of Trinidad Drilling;

(b) any change in any matter covered by a statement contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Subsequent Disclosure Document or Prospectus Amendment; or

(c) the occurrence or discovery of any other fact or event;

which change, occurrence or discovery is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus or any Subsequent Disclosure Document or Prospectus Amendment misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying in any material respect with any of the Securities Laws or which change or occurrence would reasonably be expected to have a significant effect on the market price or value of the Offered Units. The Trust and Trinidad Drilling shall in good faith discuss with the Lead Underwriter any change, occurrence (actual or proposed within the knowledge of the Trust or Trinidad Drilling) or discovery which is of such a nature that there is reasonable doubt whether notice need be given to the Lead Underwriter pursuant to this section 5.1 and, in any event, prior to making any filing referred to in section 5.3.

5.2 During the period of distribution of the Offered Units, Trinidad Drilling shall promptly inform the Lead Underwriter of the full particulars of:

(a) any request of any Securities Commission for any amendment to the Preliminary Prospectus or the Prospectus or for any additional information;

(b) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(c) the receipt by the Trust of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus or the distribution of the Offered Units.

5.3 Trinidad Drilling shall cause the Trust to promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters and their counsel, with all applicable filing and other requirements under the Securities Laws arising as a result of any change referred to in section 5.1 above and shall prepare and file under all applicable Securities Laws, with all possible dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Subsequent Disclosure Document or Prospectus Amendment as may be required under applicable Securities Laws; provided that Trinidad Drilling shall have allowed the Underwriters and their counsel to participate fully in the preparation of any Subsequent Disclosure Document or Prospectus Amendment, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Prospectus Amendment and each Subsequent Disclosure Document as filed with the Securities Commissions, and of opinions and letters with respect to each such Prospectus Amendment and Subsequent Disclosure Document substantially similar to those referred to in section 3.1 above.

5.4 The delivery by the Trust to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute on the part of the Trust and Trinidad Drilling, a joint and several representation and warranty to, and covenant and agreement with, the Underwriters with respect to the Prospectus as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in sections 3.3(a) and (b) above. Such delivery shall also constitute the Trust's consent to the use of the Prospectus, as amended or supplemented by any such document, by the Underwriters in connection with the distribution of the Offered Units in the Provinces in compliance with the terms of this Agreement.

5.5 During the period of distribution of the Offered Units, the Trust insofar as it is reasonably able to do so will allow the Underwriters and their counsel to review any press releases to be issued by the Trust prior to the dissemination of the press releases to the public.

6. Representations, Warranties and Covenants of the Trust and Trinidad Drilling

6.1 Each of the Trust and Trinidad Drilling, jointly and severally, represents, warrants and covenants to and with the Underwriters that:

(a) the Trust has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta, and has all requisite power and authority to issue the Offered Units as provided for herein and to enter into and deliver this Agreement and to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby and by the Prospectus;

(b) Trinidad Drilling has been duly amalgamated and organized and is validly subsisting under the laws of the Province of Alberta, and has all requisite corporate power and authority to carry on its business as now conducted by it, to own, hold and operate its assets and to enter into and deliver this Agreement and the Jade Purchase Agreement and to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby and by the Prospectus;

(c) Trinidad Drilling has the authority to enter into this Agreement on behalf of the Trust and to execute and deliver, on behalf of the Trust, all other necessary documents in connection with the offering of the Offered Units and this Agreement;

(d) each of the Trust and Trinidad Drilling has conducted and is conducting its business in compliance in all material respects with all applicable laws, regulations and rules, including, without limitation, all environmental laws, regulations and rules, of each jurisdiction in which its business is carried on (except to the extent that the failure to so comply would not have a material adverse effect on the Trust or Trinidad Drilling) and holds and maintains in good standing all necessary licences, permits, authorizations and other approvals

necessary to permit it to conduct its business or to own, hold or operate its assets, except where the failure to obtain any licence, permit, authorization or other approval would not have a material adverse effect on the Trust or Trinidad Drilling;

(e) the Trust qualifies as a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act") and the Trust and Trinidad Drilling have conducted and will conduct their affairs so as to enable the Trust to continue to qualify as a mutual fund trust under the Tax Act, including (in the case of the Trust) by limiting its activities to investing the property of the Trust in common shares of Trinidad Drilling, the Notes and other property in which a mutual fund trust is permitted by the Tax Act to invest, and the Trust will not carry on any other business;

(f) Trinidad Drilling will not carry on business or undertake any activity except as permitted under its articles of amalgamation, as from time to time in effect;

(g) the Offered Units sold pursuant to this Agreement will, at the Closing Time, be duly and validly issued as fully paid and non-assessable Trust Units;

(h) each of the Trust and Trinidad Drilling has the necessary trust or corporate power and authority to execute and deliver the Preliminary Prospectus, the Prospectus and any Prospectus Amendment and all necessary trust or corporate action has been, or will at the appropriate time be, taken by each of the Trust and Trinidad Drilling to authorize the execution and delivery by it of such documents and the filing thereof, as the case may be, in each of the Provinces under the Securities Laws;

(i) this Agreement has been duly authorized, executed and delivered by the Trust and Trinidad Drilling and constitutes a legal, valid and binding obligation of the Trust and Trinidad Drilling enforceable in accordance with its terms subject to the qualifications set forth in the opinion of counsel delivered pursuant to section 8.1(e);

(j) the execution and delivery of this Agreement, the performance by the Trust and Trinidad Drilling of their obligations hereunder, the sale by the Trust at the Closing Time of the Base Units and any Option Units and the delivery of such Offered Units at the Closing Time do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with (i) any statute, rule or regulation applicable to the Trust or Trinidad Drilling, (ii) any terms, conditions or provisions of the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof), shareholders or Unitholders, as the case may be, of the Trust or Trinidad Drilling which are in effect at the date hereof, (iii) any terms, conditions or provisions of any indenture, agreement or instrument to which either the Trust or Trinidad Drilling is a party or by which it is contractually bound as at the date hereof or the Closing Date, which default or breach might reasonably be expected to materially adversely

affect the business, operations, capital or condition of the Trust or Trinidad Drilling, or (iv) any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust or Trinidad Drilling or their assets, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition of the Trust or Trinidad Drilling; and will not, other than as disclosed in writing to the Underwriters by the Trust, result in the creation or imposition of any lien, charge or encumbrance upon any assets of the Trust or Trinidad Drilling pursuant to any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Trust or Trinidad Drilling is a party or by which it is bound or to which any of the assets of the Trust or Trinidad Drilling is subject;

(k) the Trust is authorized to issue an unlimited number of Trust Units of which 35,774,655 are issued and outstanding as at October 25, 2004 and 7,078,138 are reserved for issuance as at October 25, 2004 (not taking into account the Offered Units);

(l) the Trust will, on or prior to the Closing Time, be authorized to issue the Jade Purchase Price Units;

(m) the Trust is the registered and beneficial holder of all of the issued and outstanding common shares and Notes issued by Trinidad Drilling free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever other than as described in the Prospectus and, except as disclosed in or contemplated by the Preliminary Prospectus, the Prospectus, and any Prospectus Amendment, no person or other entity has or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase from the Trust or Trinidad Drilling all or any issued or unissued shares or other securities of Trinidad Drilling;

(n) no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase Trust Units except for (i) the Jade Purchase Price Units, (ii) an aggregate of 2,980,891 Trust Units issuable pursuant to Trinidad Drilling's stock option plan and trust unit rights incentive plan, (iii) up to 2,421,706 Trust Units issuable pursuant to the terms of the Exchangeable Shares, Initial Series as of October 25, 2004 and (iv) up to 1,675,541 Trust Units issuable pursuant to the terms of the Series B Exchangeable Shares as of October 25, 2004;

(o) except such as shall have been made or obtained at or before the Closing Time under the applicable Securities Laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance by each of the Trust and Trinidad Drilling of this Agreement, the sale of the Offered Units as contemplated herein, or the consummation by the Trust and Trinidad Drilling of the transactions contemplated herein;

(p) neither the Trust nor Trinidad Drilling is in violation of its constating documents or by-laws and each of the Trust and Trinidad Drilling is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it may be bound or to which any of its assets is subject, which default might reasonably be expected to materially adversely affect the business, operations, capital or condition of the Trust or Trinidad Drilling;

(q) to the best of the knowledge of the Trust and Trinidad Drilling, as at the date hereof, not more than 30% of the issued and outstanding Trust Units are beneficially owned by non-residents (as defined in the Tax Act);

(r) the Trust is a reporting issuer (or equivalent) under the securities laws of each of the Provinces of Canada, and is not in default of any material requirement of the Securities Laws or the rules of the Exchange;

(s) the books and records of the Trust and Trinidad Drilling made available to the Underwriters, or their counsel, in connection with their due diligence investigations for the periods from their respective dates of creation, incorporation or amalgamation, as the case may be, to the date of examination thereof are the original books and records of the Trust and Trinidad Drilling and contain copies of all meetings (or certified copies thereof) of the Unitholders, shareholders, the board of directors and all committees of the board of directors of such entities, as applicable, and there have been no other meetings, resolutions or proceedings of the Unitholders, shareholders, board of directors or any committee of the board of directors, as the case may be, to the date of review of such records and books not reflected in such books and other records other than those which have been disclosed to the Underwriters;

(t) Trinidad Drilling has good title to all of its material assets and undertakings (for the purpose of this clause, the foregoing is referred to as the "Interest") and its Interest is free and clear of adverse claims, except as disclosed in the Preliminary Prospectus, the Prospectus, and any Prospectus Amendment or those arising in the ordinary course of business, which are not material in the aggregate;

(u) the Trust Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and Trinidad Drilling as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and Trinidad Drilling as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(v) to the best of the knowledge, information and belief of the Trust and Trinidad Drilling, the Bear Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Bear as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Bear as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(w) to the best of the knowledge, information and belief of the Trust and Trinidad Drilling, the Saturn Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Saturn as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Saturn as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(x) to the best of the knowledge, information and belief of the Trust and Trinidad Drilling, the Arrow Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Arrow as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Arrow as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(y) to the best of the knowledge, information and belief of the Trust and Trinidad Drilling, the Wilson Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Wilson as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Wilson as the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(z) to the best of the knowledge, information and belief of the Trust and Trinidad Drilling, the Jade Financial Information fairly presents, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Jade as at the dates thereof and for the periods then ended and reflects all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Jade as the dates thereof required to be

disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(aa) the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, have been prepared and presented in accordance with applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, Trinidad Drilling, Bear, Saturn, Arrow, Wilson and Jade and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(bb) the information and statements as filed with the Securities Commissions as at the date hereof, as they relate to the Trust and Trinidad Drilling, are true, correct and complete in all material respects and do not contain any material misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to either the Trust or Trinidad Drilling which has not been disclosed to the Securities Commissions, and the Trust has not filed any confidential material change reports which continue to be confidential;

(cc) except as disclosed in the public record, subsequent to December 31, 2003:

(i) there has not been any material change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital or control of the Trust or Trinidad Drilling; and

(ii) the Trust and Trinidad Drilling have carried on business in the ordinary course;

(dd) there are no actions, suits or proceedings, whether on behalf of or against the Trust or Trinidad Drilling pending or, to the knowledge of the Trust or Trinidad Drilling, threatened against or affecting the Trust or Trinidad Drilling at law or in equity, before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign which in any way materially adversely affect the business and affairs of the Trust or Trinidad Drilling;

(ee) neither the Trust nor Trinidad Drilling has any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the assets of the Trust or Trinidad Drilling;

(ff) except as disclosed in the Trust Financial Information, neither the Trust nor Trinidad Drilling has any material contingent liabilities;

(gg) as at the date of this Agreement, no insider of the Trust has advised the Trust of their intention to sell any securities of the Trust;

(hh) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Trust or the sale of the Offered Units has been issued and no proceedings, investigations or inquiry for such purpose are pending or, to the knowledge of the Trust and Trinidad Drilling, contemplated or threatened;

(ii) the Trust Units have the attributes as set forth in the Prospectus;

(jj) Trinidad Drilling and Trinidad Exchange Corp. are the only subsidiaries of the Trust. 1118872 Alberta Ltd. is a corporation wholly-owned by Trinidad Drilling and other than 1118872 Alberta Ltd., neither Trinidad Drilling nor Trinidad Exchange Corp. has any subsidiaries which have any material assets or liabilities or which carry on business;

(kk) with such exceptions as are not material to the Trust and Trinidad Drilling (taken as a whole), each of the Trust and Trinidad Drilling has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or Trinidad Drilling and to the best of the knowledge, information and belief of the Trust and Trinidad Drilling there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or Trinidad Drilling in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments by way of such authority other than as disclosed or provided for in the Trust Financial Information;

(ll) except to the extent that such non-compliance would not have a material adverse effect on the assets or properties, business, results of operations, prospects or conditions of the Trust and Trinidad Drilling (taken as a whole), the Trust and Trinidad Drilling are in compliance with the terms and conditions of the Trust Indenture, the Credit Agreement, the Note Indenture and the Jade Purchase Agreement and each of the Trust Indenture, Credit Agreement, Note Indenture and the Jade Purchase Agreement is a legal, valid and binding obligation of the Trust and Trinidad Drilling, as applicable, enforceable in accordance with its terms;

(mm) the execution, delivery, performance of and compliance by Trinidad Drilling or any of its subsidiaries with the terms of the Jade Purchase Agreement does not

and will not result in a breach of, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and does not and will not conflict with any of the terms, conditions or provisions of Trinidad Drilling's or any of its subsidiaries' or the Trust's (as applicable) articles, by-laws, or resolutions of its Unitholders, shareholders or directors (or any committee thereof), or the Trust Indenture, any indenture, agreement or instrument to which Trinidad Drilling, any of its subsidiaries or the Trust is a party or by which Trinidad Drilling, any of its subsidiaries or the Trust is bound;

(nn) the Preliminary Prospectus, the Prospectus and any Prospectus Amendment will contain a description of the Jade Acquisition which will constitute full, true and plain disclosure of all material facts related thereto;

(oo) the representations and warranties of Trinidad Drilling in the Jade Purchase Agreement, a true copy of which has been provided to the Underwriters, are true and correct as of the date hereof, except as such would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Trinidad Drilling or the Trust;

(pp) neither the Trust nor Trinidad Drilling has any reason to believe that the representations and warranties of Jade in the Jade Purchase Agreement are not true and correct as of the date hereof or that Jade is in breach of any of its covenants in the Jade Purchase Agreement, except, in either case, such as would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Trinidad Drilling or Jade; and

(qq) the definitive form of certificates for the Trust Units is in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange.

6.2 The Trust agrees that it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders; provided that the Trust may: (a) pay on or about November 15, 2004 to Unitholders of record on October 31, 2004 a distribution of $0.06 per Trust Unit; and (b) declare and establish a record date for any subsequent distribution if that record date occurs after the Closing Time.

6.3 The Trust and Trinidad Drilling covenant and agree with and in favour of the Underwriters that the purchase price for the Offered Units (net of related costs) received by the Trust from the Underwriters will be used for the purposes described in the Prospectus.

7. Closing

7.1 The closing of the purchase and sale of the Base Units and any applicable Option Units shall take place at the Closing Time at the offices of Blake, Cassels & Graydon LLP in Calgary, Alberta. At the Closing Time the Trust shall deliver to the Lead Underwriter, on behalf of the Underwriters, a certificate representing the Offered Units purchased by the Underwriters at the

Closing Time registered in the name of "Raymond James Ltd." or in such other name or names as Raymond James Ltd. may notify the Trust not later than noon (Calgary time) on the second Business Day immediately preceding the Closing Date, against payment in full by the Underwriters to the Trust or as the Trust may otherwise direct of the purchase price therefor less the amount of the Underwriting Fee and estimated Underwriters' expenses by wire transfer in immediately available Canadian funds. Such certificate shall be immediately exchanged for certificates representing the same aggregate number of Offered Units which will be released that day at such of the principal offices of Valiant Trust Company in the cities of Calgary and Toronto and registered in such names as shall be designated in writing to Valiant Trust Company by the Underwriters or their agents in sufficient time prior to the Closing Date to permit such release. All such exchanges of certificates are to be made without cost to the Underwriters or the members of any selling group (other than applicable transfer taxes, if any).

8. Conditions Precedent

8.1 The following are conditions precedent to the obligations of the Underwriters to close the transaction contemplated by this Agreement, which conditions each of the Trust and Trinidad Drilling covenants to exercise its reasonable best efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters:

(a) at the Closing Time, Trinidad Drilling (on its own behalf and on behalf of the Trust) shall have delivered to the Underwriters a certificate, dated the Closing Date, signed by the Chairman and Chief Executive Officer and Chief Financial Officer of Trinidad Drilling, or by such other officers as the Underwriters may approve, certifying that:

(i) the Trust and Trinidad Drilling have complied in all material respects with all terms and conditions of this Agreement to be complied with by them at or prior to the Closing Time;

(ii) except for changes contemplated by this Agreement, the representations and warranties of the Trust and Trinidad Drilling contained herein are true and correct, in all material respects, as of the Closing Time with the same force and effect as if made at and as of the Closing Time (and, with respect to the representations and warranties contemplated by section 3.3, as if the Prospectus was delivered to the Underwriters at the Closing Time);

(iii) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in the Trust Units in any of the Provinces has been issued and no proceedings for such purpose are pending or, to the knowledge of the persons signing such certificate, contemplated or threatened;

(iv) there has been no adverse material change, financial or otherwise, to such date in the business, affairs, operations, assets, liabilities (contingent or

otherwise) or capital of the Trust or Trinidad Drilling from that disclosed in the Prospectus or any Prospectus Amendment; and

(v) the Prospectus contains no material misrepresentation and constitutes full, true and plain disclosure of all material facts relating to the Trust, Trinidad Drilling and the Offered Units;

(b) at the Closing Time, the Trust shall have furnished to the Underwriters evidence that the Offered Units have been conditionally approved for listing on the Exchange and will, as to the Offered Units issued on the Closing Date, be posted for trading at the opening of trading on the Closing Date;

(c) at the Closing Time, the Underwriters shall have received a letter of the Trust's Auditors, Bear's Auditors, Saturn's Auditors, Arrow's Auditors, Wilson's Auditors and Jade's Auditors updating the letters referred to in section 3.1(d) above to the Closing Time, such letters to be in form and substance satisfactory to the Underwriters and their counsel, provided that such letters shall be based on a review by the Trust's Auditors, Bear's Auditors, Saturn's Auditors, Arrow's Auditors, Wilson's Auditors and Jade's Auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(d) the Jade Acquisition shall have been completed, but for the payment of some or all of the net proceeds from the Offering and the completion of such other matters or transactions as the Underwriters may reasonably agree to;

(e) at the Closing Time, the Underwriters shall have received favourable legal opinions dated the Closing Date, on behalf of the Trust from Blake, Cassels & Graydon LLP and on behalf of the Underwriters from Macleod Dixon LLP, with respect to all such matters as the Underwriters may reasonably request, including, without limitation, the issue of the Offered Units and their offering and sale as contemplated by the Prospectus and certain matters related to the issuance of the Jade Purchase Price Units;

(f) at the Closing Time, the Underwriters shall have received a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, addressed to the Underwriters and counsel to the Underwriters from Quebec counsel to the Trust regarding compliance with the laws of Quebec relating to the use of the French language in connection with the documents (including the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, but excluding any Financial Information, as to which no opinion need be expressed by such Quebec counsel);

(g) at the Closing Time, if any of the Offered Units are sold in the United States, the Underwriters shall have received a favourable legal opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP or other recognized counsel acceptable to the Underwriters, acting reasonably, dated the Closing Date, in form and substance satisfactory to the Underwriters, with respect to such matters of United States law

as the Underwriters may reasonably request relating to the offering of the Offered Units; and

(h) at the Closing Time, the Underwriters shall have received all such other documentation in form and substance satisfactory to the Underwriters, acting reasonably as the Underwriters may reasonably request.

8.2 It is understood that counsel for the Underwriters may rely on the opinions of counsel for the Trust as to matters which relate specifically to the Trust and that counsel for the Trust and the Underwriters may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust, Trinidad Drilling, the Trust's Auditors, Bear's Auditors, Saturn's Auditors, Arrow's Auditors, Wilson's Auditors, Jade's Auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

9. Distribution of Offered Units

9.1 The Underwriters shall offer the Offered Units for sale to the public, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms") to the public in the Provinces, or, subject to section 13.2, in other jurisdictions outside of Canada, upon the terms and conditions set forth in the Prospectus and this Agreement only in compliance with applicable Securities Laws. The Underwriters will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Offered Units under the laws of any jurisdiction other than the Provinces, and will require each Selling Firm to agree with the Underwriters not to so solicit or sell. For purposes of this section 9, the Underwriters shall be entitled to assume that the Offered Units are qualified for distribution by duly qualified investment dealers and brokers under the applicable Securities Laws in any Province where a receipt or similar document for the Prospectus has been obtained from the applicable Securities Commission (including pursuant to the decision documents issued by the ASC under the Mutual Reliance Review System) following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Trust or the applicable Securities Commission. The Underwriters shall use all reasonable efforts to complete and to cause any Selling Firms to complete the distribution of the Offered Units as soon as possible after the Closing Time.

9.2 The Underwriters agree and will require each of the other Selling Firms to agree in connection with the offer and sale of the Offered Units, to comply with all applicable Securities Laws.

9.3 Notwithstanding the foregoing provisions of this section 9, no Underwriter shall be liable to the Trust or Trinidad Drilling under this section 9 as a result of the violation by another Underwriter or Selling Firm under this section 9 if the former Underwriter is not also in default.

10. Indemnification by the Trust and Trinidad Drilling

10.1 Each of the Trust and Trinidad Drilling (collectively the "Indemnitors"), jointly and severally, hereby covenants and agrees to indemnify and save harmless each of the Underwriters and each of their respective directors, officers, employees, shareholders and agents (collectively, the "Indemnified Parties") from and against all liabilities, claims, losses (other than loss of profits in connection with the resale of the Offered Units), costs (including without limitation reasonable legal fees and disbursements on a full indemnity basis), fines, penalties, damages and expenses (including for greater certainty all such liabilities, claims, losses, costs, fines, penalties, damages or expenses suffered by or made against any Underwriter or its directors, officers, employees, agents or controlling persons by any person who may attract or be subject to liability as an underwriter) (collectively, a "Claim") to which any Indemnified Party may be subject or may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:

(a) any breach of or default under any representation, warranty or covenant or agreement of the Trust or Trinidad Drilling in this Agreement or any other document to be delivered pursuant hereto;

(b) any information or statement that does not constitute Underwriters' Information contained in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment or in any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or to be or be alleged to be untrue;

(c) any omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment or in any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement, any fact or information other than Underwriters' Information, whether material or not, required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(d) any order made or any inquiry, investigation or proceeding commenced or threatened by any court, governmental agency or body or regulatory authority, arbitrator, administrative tribunal or stock exchange based upon any actual or alleged untrue statement, omission or misrepresentation (not relating solely to Underwriters' Information) in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment or in any other material or document filed or delivered by the Indemnitors or any of them under any Securities Laws or pursuant to this Agreement (except any material or document delivered or filed solely by the Underwriters) or based upon any failure by any of the Indemnitors to comply with Securities Laws in connection with the transaction contemplated herein (other than any failure or alleged failure to comply solely by the Underwriters) which

prevents or restricts the trading in or the sale or distribution of the Offered Units or any of them in any of the Provinces; or

(e) the non-compliance or alleged non-compliance by any of the Indemnitors with any requirements of the Securities Laws, or the by-laws, rules and regulations of the Exchange, including the Trust's non-compliance with any requirement to make any document available for inspection;

however, no Indemnified Party who has engaged in any fraud, negligence, wilful misconduct or fraudulent misrepresentation or who has breached any of the covenants herein provided for or of Securities Laws or other laws in connection with the transaction contemplated herein shall be entitled, to the extent that the Claim was caused, directly or indirectly, by such activity, to claim indemnification from the Trust or Trinidad Drilling. The Trust and Trinidad Drilling shall not be liable for any settlement of any Claim effected without their written consent.

10.2 If any Claim is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 10 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify Trinidad Drilling (on behalf of the Indemnitors) as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Indemnitors' liability under this section 10 except to the extent that such failure prejudices the Indemnitor's ability to defend such Claim) and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the Indemnitors or the Indemnified Party without, in each case, the prior written consent of all the affected parties hereto, such consent not to be unreasonably withheld.

10.3 In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) neither the Trust nor Trinidad Drilling assumes the defence of such Claim on behalf of the Indemnified Party within 10 Business Days of Trinidad Drilling receiving notice of such Claim; (ii) the Indemnitors and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party, on the one hand, and any of the Indemnitors, on the other hand, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Trust shall not have the right to assume that defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party) provided that the Indemnitors shall not in connection with any one such action in the same jurisdiction be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

10.4 If any legal proceedings shall be instituted against any of the Indemnitors or if any regulatory authority or stock exchange shall carry out an investigation of any of the Indemnitors and, in either case, any Indemnified Party is required to testify, or respond to procedures

designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the Indemnitors shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

10.5 With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this section 10 and section 11 in trust for and on behalf of such Indemnified Parties and the Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.

10.6 The rights of indemnity contained in this section 10 in respect of a Claim based on a misrepresentation or omission or alleged misrepresentation or omission in a Prospectus shall not apply if the Trust has complied with section 3 and section 4 and the person asserting such Claim was not provided with a copy of the Prospectus Amendment which corrects such misrepresentation or omission or alleged misrepresentation or omission, if such Claim would have no basis had such delivery been made.

10.7 The rights and remedies of the Underwriters set forth in sections 10, 11 and 15 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

11. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnities provided in section 10 would otherwise be available in accordance with its terms but are, for any reason, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Indemnitors shall contribute to the aggregate of all liabilities, claims, losses (other than loss of profits in connection with the resale of the Offered Units), costs (including without limitation reasonable legal fees and disbursements on a full indemnity basis), fines, penalties, damages or expenses of the nature contemplated in section 10 and suffered or incurred by the Indemnified Parties in such proportions so that the Underwriters are responsible for the proportion represented by the percentage that the Underwriters' Fee payable by the Trust to the Underwriters bears to the gross proceeds raised from the sale of the Offered Units to the Underwriters and the Indemnitors are responsible for the balance, whether or not they have been sued together or sued separately. The Underwriters shall not in any event be liable to contribute, in the aggregate, to the Indemnitors any amounts in excess of such aggregate fee or any portion thereof actually received. However, no party who has engaged in any negligence, fraud or fraudulent misrepresentation shall be entitled, to the extent that the Claim was caused by such activity, to claim contribution from any person who has not engaged in such negligence, fraud or fraudulent misrepresentation.

11.1 The rights to contribution provided in this section 11 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law; and shall remain operative and in full force and effect regardless of: (i) any investigation made by or on behalf of any Underwriter; (ii) acceptance of any Offered Units and payment thereof; or (iii) any termination of this Agreement.

11.2 In the event that any Indemnitor may be held to be entitled to contribution from the Underwriters pursuant to section 11.1 or under the provisions of any statute or at law, the Indemnitors shall be limited to receiving contribution in an aggregate amount not exceeding the lesser of:

(a) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in section 11.1; and

(b) the amount of the aggregate fee actually received by the Underwriters hereunder minus any amount paid or payable by the Underwriters by way of contribution to any other person hereunder or under any other agreement relating to the offering of Offered Units.

11.3 If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give Trinidad Drilling notice thereof in writing as soon as reasonably possible, but failure to notify Trinidad Drilling shall not relieve the Indemnitors of any obligation they may have to the Underwriters under this section 11 except to the extent that such failure prejudices the ability of the Indemnitors to defend such claim.

11.4 Each Indemnitor hereby irrevocably waives its right, whether by statute, common law or otherwise, to recover contribution from any Indemnified Party with respect to any liability of the Trust or Trinidad Drilling by reason of or arising from any misrepresentation contained in the Prospectus or any Prospectus Amendment, provided however that such waiver shall not apply in respect of liability caused or incurred by reason of or arising from any misrepresentation which is based upon or results from Underwriters' Information contained in such document or any failure by the Underwriters to provide to prospective purchasers of the Offered Units any document which the Trust has provided to the Underwriters (within the time required and otherwise in accordance with this Agreement) to provide such prospective purchasers.

12. Expenses

12.1 Whether or not the transactions contemplated herein shall be completed, the Trust will be responsible for all of the costs in connection with the proposed public offering, including without limitation the fees and expenses of counsel to Trinidad Drilling and the Trust (including fees and expenses incurred by such counsel in connection with discussions with and opinions to the Underwriters and their counsel as part of the Underwriters' due diligence investigations), auditors, transfer agents and outside consultants, filing fees, printing fees, the costs and expenses of qualifying the Prospectus in each of the Provinces, the cost of preparing record books for all of the parties to this Agreement and their respective counsel, the reasonable fees and expenses of counsel to the Underwriters and the reasonable out-of-pocket expenses incurred by the

Underwriters, including their expenses related to due diligence investigations (including the reasonable fees and expenses of counsel to the Underwriters), information meetings and travel upon presentation of reasonable evidence of such expenses.

13. Covenants of the Underwriters

13.1 The Lead Underwriter, on behalf of the Underwriters, shall: (a) give prompt notice to the Trust when, in the opinion of the Underwriters, distribution of the Offered Units has ceased; (b) within 30 days of the completion of the distribution of the Offered Units, provide to the Trust a breakdown of the number of Offered Units sold in each jurisdiction where such information is required for the purpose of calculating filing fees payable; and (c) forthwith after distribution of the Offered Units has been completed, notify each Securities Commission, where required, of the number of Offered Units sold in the relevant Province.

13.2 Trinidad Drilling, the Trust and the Underwriters acknowledge and agree that none of the Offered Units has been or will be registered with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended. The Underwriters shall be entitled to offer the Offered Units to certain purchasers in the United States in accordance with the terms set out in Schedule "A" attached hereto, which terms, and the representations, warranties and covenants set out in such Schedule shall be deemed to be incorporated by reference into this Agreement.

14. Nature and Survival of Representations, Warranties, Covenants and Indemnity

14.1 All representations, warranties, covenants, obligations and agreements of each of the Trust and Trinidad Drilling herein contained or contained in documents submitted or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Units or any of them and regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf.

15. Termination Rights

15.1 The obligation of the Underwriters to purchase the Base Units and any applicable Option Units shall be subject to the accuracy, in all material respects, as of the Closing Time of the representations and warranties of each of the Trust and Trinidad Drilling contained herein or in any certificate or document delivered pursuant to or contemplated by this Agreement and the due fulfilment and compliance, in all material respects, by each of the Trust and Trinidad Drilling of and with its covenants herein contained.

15.2 All representations, warranties, terms and conditions of this Agreement, other than those which expressly provide for an obligation of the Underwriters, shall be construed as conditions inserted for the benefit of the Underwriters. Any material breach of, default under or non-compliance with any such representation, warranty, term or condition by the Trust or Trinidad Drilling, as applicable, shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter's obligation to purchase any Offered Units by giving written notice to that effect to the Trust and Trinidad Drilling at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for

compliance with, any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other such representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on the Underwriters any such waiver or extension must be in writing. No act of the Underwriters in offering the Offered Units or in preparing or joining in the execution of the Prospectus or any Prospectus Amendment shall constitute a waiver of or estoppel against the Underwriters.

15.3 In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement:

(a) if, during the period from the date of this Agreement to the Closing Time, any inquiry, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued (and has not been rescinded, revoked or withdrawn) under or pursuant to any statute of Canada or any of the Provinces or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business and affairs of the Trust (on a consolidated basis), or otherwise, which in the reasonable opinion of the Underwriter may prevent or operate to prevent or restrict the distribution of, or trading in, the Offered Units or the trading in any other securities of the Trust;

(b) if, during the period from the date of this Agreement to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the Underwriter's opinion, acting reasonably, seriously adversely affects, or will seriously adversely affect, the financial markets or the business, operations or affairs of the Trust or Trinidad Drilling (on a consolidated basis);

(c) if, during the period from the date of this Agreement to the Closing Time, there shall occur any event or change, or any development including a prospective event or change, financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust or Trinidad Drilling or the Underwriters shall become aware of, as a result of the completion of the Underwriters' due diligence investigations or otherwise, any material fact with respect to the Trust or Trinidad which had not been publicly disclosed prior to the date hereof which, in the Underwriter's opinion, acting reasonably, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Units;

(d) if, during the period from the date of this Agreement to the Closing Time, there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would, in their or its opinion, acting reasonably, be expected to have a significant adverse effect on the market price or value of the Offered Units; or

(e) if, during the period from the date of this Agreement to the Closing Time, the Underwriters shall become aware of any material adverse information or fact with respect to the Trust or Trinidad Drilling which had not been publicly disclosed prior to the date of this Agreement, which in the Underwriter's opinion, acting reasonably, may seriously adversely affect the value or market price of the Offered Units or the investment quality or marketability of the Offered Units.

Any such termination shall be effected by giving written notice to the Trust at any time prior to the Closing Time. In the event of a termination by any of the Underwriters pursuant to this section 15.3, there shall be no further liability on the part of that Underwriter or of the Trust to that Underwriter, except in accordance with section 15.4.

15.4 If an Underwriter elects to terminate its obligation to purchase the Base Units and any applicable Option Units as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or Trinidad Drilling, the liability of the Trust and Trinidad Drilling hereunder shall be limited to the indemnity referred to in section 10, the contribution rights referred to in section 11 and the payment of expenses referred to in section 12.

15.5 The rights of termination contained in this section 15 may be exercised by any Underwriter acting alone and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Trust or Trinidad Drilling provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. A notice of termination given by an Underwriter under this section 15 shall not be binding upon any other Underwriter. In the event that one or more but not all of the Underwriters shall exercise its rights of termination herein, then the provisions of section 16.2 shall apply.

15.6 The execution of any Prospectus Amendment in respect of any material change and the continued offering of the Offered Units, as the case may be, thereafter by the Underwriters shall not constitute a waiver of the Underwriters' rights under this section 15.

16. Obligations of the Underwriters

16.1 The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) subject to the remainder of this section 16.1, each of the Underwriters shall be obligated to purchase only the percentage of the total number of Base Units and any applicable Option Units set forth opposite their names set forth in this section 16.1;

(b) if any one or more of the Underwriters does not purchase its applicable percentage of the Base Units and any applicable Option Units and the aggregate number of such Offered Units which such Underwriter or Underwriters agreed but failed or refused to purchase (the "Refused Units") is not more than 12% of the Offered Units to be purchased, the non-defaulting Underwriters shall be entitled to purchase such Refused Units *pro rata* to the respective percentages set forth

opposite their names in this section 16.1, provided however, that if any of the non-defaulting Underwriters does not elect to purchase their applicable percentage of the total number of Refused Units the Lead Underwriter shall be entitled to purchase such Refused Units. If the Lead Underwriter does not elect to purchase the Refused Units each of the non-defaulting Underwriters shall remain severally obligated, subject to the terms hereof, including without limitation any termination rights of such non-defaulting Underwriters, to purchase its respective share of the Base Units and any Option Units but will have no obligation to purchase the Refused Units which will not be purchased hereunder; and

(c) if any one or more of the Underwriters does not purchase its applicable percentage of the Base Units and any applicable Option Units and the aggregate number of such Offered Units which such Underwriter or Underwriters agreed but failed or refused to purchase is more than 12% of the Offered Units to be purchased, the non-defaulting Underwriters who shall be willing and able to purchase their own applicable percentages of the total number of Base Units and any applicable Option Units shall be relieved of their obligations hereunder on submission to the Trust of reasonable evidence of its or their ability and willingness to fulfill its or their obligations hereunder at the Closing Time and there shall be no further liability of such Underwriters to the Trust except pursuant to section 11 hereof,

provided that, notwithstanding the provisions of paragraph (c) of this section 16.1, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Base Units and any applicable Option Units shall have the right, but not the obligation, to purchase on a pro rata basis as between themselves the total number of Base Units and any applicable Option Units.

The applicable percentage of the total number of Base Units and any applicable Option Units which each of the Underwriters shall be separately obligated to purchase is as follows:

Raymond James Ltd.	39%
CIBC World Markets Inc.	15%
TD Securities Inc	15%
Haywood Securities Inc.	11%
First Associates Investments Inc.	8%
Desjardins Securities Inc.	4%
Dundee Securities Corporation	4%
FirstEnergy Capital Corp.	4%
	100.0%

16.2 Nothing in this section 16 shall obligate the Trust to sell to one or any of the Underwriters less than all of the Base Units and any applicable Option Units or shall relieve any Underwriter in default from liability to the Trust or Trinidad Drilling or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust or Trinidad Drilling of their obligations under this Agreement, there shall be no further liability on

the part of the Trust or Trinidad Drilling to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 10, 11 and 12.

17. Notices

17.1 Any notice or other communication required or permitted to be given hereunder shall be delivered in the case of the Trust or Trinidad Drilling to Trinidad Drilling at #1810, 540 - 5th Avenue S.W., Calgary, Alberta, T2P 0M2 Attention: Brent J. Conway (telecopier no. (403) 265-4168) with a copy to Blake, Cassels & Graydon LLP, #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 3J8, Attention: Scott W. N. Clarke (facsimile no. (403) 260-9700) and in the case of notice to the Underwriters, to Raymond James Ltd. at #2500, 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5, Attention: Jason Holtby (telecopier no. (403) 509-0535) with a copy to Macleod Dixon LLP, #3700, 400 – 3rd S.W., Calgary, Alberta, T2P 4H2, Attention: Kent D. Kufeldt (telecopier no. (403) 264-5973). The Trust, Trinidad Drilling and the Underwriters and each of them may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (if such day is a Business Day and, if not, on the next Business Day following the sending thereof) and, if given by courier service, on the next Business Day following the sending thereof.

18. Authority to Act on Behalf of Underwriters

18.1 The Trust and Trinidad Drilling shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which has the authority to bind the Underwriters except in respect of a notice of termination given pursuant to section 15, which notice may be given by any Underwriter, or an agreement of settlement given under section 10 which may be given only by the Underwriter affected thereby. Each Underwriter shall consult fully with any other with respect to any such notice or other communication.

19. Over-Allotment/Stabilization

19.1 In connection with the Distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of Offered Units at levels other then those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

20. Further Offerings

20.1 The Trust shall not issue any additional Trust Units or financial instruments convertible or exchangeable into Trust Units or agree to become bound to do so, or disclose to the public any intention to do so for a period commencing on the date hereof and continuing until 90 days following the Closing Date without the prior consent of the Lead Underwriter, such consent not to be unreasonably withheld. This restriction will not apply to any director, management or employee Trust Unit ownership plan established by the Trust, the Jade Purchase Price Units, nor

will it apply to the Exchangeable Shares, Initial Series or the Series B Exchangeable Shares and their underlying Trust Units.

21. Severability

21.1 If any provision hereof is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

22. Governing Laws

22.1 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Agreement and the transactions contemplated herein.

23. Time of the Essence

23.1 Time shall be of the essence hereof.

24. Currency

24.1 Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

25. Parties to Act Reasonably

25.1 In exercising rights or making decisions under the agreement, all parties shall act in a commercially reasonable manner consistent with practice in the Canadian securities industry.

26. Entire Agreement

26.1 It is understood and agreed that the terms and conditions of this Agreement supersede any previous verbal or written agreements with respect to the subject matter hereof.

27. Counterparts

27.1 This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument.

28. Contracts of the Trust

28.1 The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the Unitholders and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or

otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture.

If this letter accurately reflects the terms of the Agreement which we are to enter into and if such terms are agreed to by each of the Trust and Trinidad Drilling, please signify acceptance by executing a copy of this letter where indicated below and returning it to Raymond James Ltd.

Yours very truly,

RAYMOND JAMES LTD.

By: "*Jason Holtby*"

CIBC WORLD MARKETS INC.

By: "*Arthur Korpach*"

TD SECURITIES INC.

By: "*Gregory B. Saksida*"

HAYWOOD SECURITIES INC.

By: "*David McGorman*"

FIRST ASSOCIATES INVESTMENTS INC.

By: "*John M. Peltier*"

DESJARDINS SECURITIES INC.

By: "*Jake A. Herman*"

DUNDEE SECURITIES CORPORATION

By: "*Ali A. Bhojani*"

FIRSTENERGY CAPITAL CORPORATION

By: "*Hugh R. Sanderson*"

The foregoing agreement is hereby accepted and agreed to as of the date first above written.

TRINIDAD ENERGY SERVICES INCOME TRUST by TRINIDAD DRILLING LTD.

By: *"Lyle Whitmarsh"*

By: *"Brent J. Conway"*

TRINIDAD DRILLING LTD.

By: *"Lyle Whitmarsh"*

By: *"Brent J. Conway"*

SCHEDULE "A"

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement among Trinidad Energy Services Income Trust, Trinidad Drilling Ltd. and Raymond James Ltd., CIBC World Markets Inc., TD Securities Inc., Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc., Dundee Securities Corporation and FirstEnergy Capital Corp. made as of October 25, 2004.

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Units;

"**Qualified Institutional Buyer**" means a qualified institutional buyer as that term is defined in Rule 144A;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units pursuant to the Underwriting Agreement;

"**selling group member**" means a member of the Selling Dealer Group;

"**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Regulation S;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriters nor any of their affiliates, nor any person acting on their behalf, has made or will make: (a) any Directed Selling Efforts with respect to the Offered Units; or (b) except as provided in this Schedule "A", any sale of the Offered Units to any purchaser unless such purchaser was, or was reasonably believed by the Underwriters, their affiliates and any person acting on their behalf to be, outside the United States at the time he placed the order to purchase Offered Units.

Each Underwriter represents and agrees to and with the Trust and Trinidad Drilling that:

1. It acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the US. Securities Act. It has not offered and sold, and will not offer and sell, any Offered Units forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 7 below.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Units, except with its affiliates, any selling group members or with the prior written consent of the Trust. It shall require each selling group member to agree, and shall cause each U.S. placement agent to agree, for the benefit of the Trust, to comply with, and shall use its reasonable commercial efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3. All offers of Offered Units in the United States shall be made by one or more of the Underwriters' U.S. registered broker-dealer affiliate in compliance with all applicable U.S. state and federal laws governing the registration and conduct of brokers and dealers. All sales of Offered Units in the United States shall be made by an Underwriter or one of such affiliates acting as principal.

4. Offers and sales of Offered Units in the United States by the Underwriter or its U.S. registered broker-dealer affiliate shall not be and have not been made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Offers to sell and solicitations of offers to buy the Offered Units in the United States have been and shall be made in accordance with Rule 144A only to persons reasonably

believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States.

6. All purchasers of the Offered Units in the United States shall be informed by the Underwriter, or its U.S. registered broker-dealer affiliate, that the Offered Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

7. Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. registered broker-dealer affiliate, with a Wrap including the Preliminary Prospectus and/or the Prospectus, as applicable, and each purchaser will have received at or prior to the time of purchase of any Offered Units the Wrap including the Prospectus.

8. It is understood and agreed by the Underwriters that the Offered Units may be offered and resold by the Underwriters and selling group members in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the Wrap and by purchasing Offered Units, each purchaser shall be deemed to have represented and warranted for the benefit of the Trust and the Underwriters that:

   (a) it is aware that the Offered Units have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and are therefore "restricted securities" within the meaning of Rule 144, and that the offer and sale of Offered Units to it are being made in reliance on Rule 144A;

   (b) it is a Qualified Institutional Buyer and is acquiring the Offered Units for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Offered Units in violation of United States federal or state securities laws;

   (c) it acknowledges that it has not purchased the Offered Units as a result of any general solicitation or general advertising (as such terms are defined in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

   (d) it understands that if it decides to offer, sell or otherwise transfer any of the Offered Units, such Offered Units may be offered, sold or otherwise transferred only, (i) to the Trust, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with local laws and regulations, (iii) within the United States in accordance with (A) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is

purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (B) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in compliance with any applicable state securities laws of the United States, or (iv) transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, after it has furnished to the Trust an opinion of counsel of recognized standing or other evidence reasonably satisfactory to the Trust to that effect;

(e) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Offered Units, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF TRINIDAD ENERGY SERVICES INCOME TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO TRINIDAD ENERGY SERVICES INCOME TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (3) A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AFTER IT HAS FURNISHED TO TRINIDAD ENERGY SERVICES INCOME TRUST AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO TRINIDAD ENERGY SERVICES INCOME TRUST TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT TRINIDAD ENERGY SERVICES INCOME TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW

CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND TRINIDAD ENERGY SERVICES INCOME TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

provided, that if Offered Units are being sold in compliance with the requirements of Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Valiant Trust Company as registrar and transfer agent to the following effect (or as the Trust may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of the Trinidad Energy Services Income Trust, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange or the Canadian Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities, (4) the sale is *bona fide* and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act. Terms used herein have the meanings given to them by Regulation S.";

and provided, further, that, if any such securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Valiant Trust Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws; and

(f) it consents to the Trust making a notation on its records or giving instructions to any transfer agent of the Offered Units in order to implement the restrictions on transfer set forth and described herein.

(g) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Trust and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting to purchase the Offered Units.

9. At closing, Raymond James Ltd., together with its U.S. affiliate selling Offered Units in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Offered Units in the United States.

Representations, Warranties and Covenants of the Trust and Trinidad Drilling

Each of the Trust and Trinidad Drilling, jointly and severally, represents, warrants, covenants and agrees to and with the Underwriters that:

1. (a) The Trust is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Units;

(b) The Trust is not now and as a result of the sale of Offered Units contemplated hereby will not be, required to register as an "investment company" pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(c) None of the Trust, any of its affiliates, or any person acting on its or their behalf (other than the Underwriters and their affiliates, as to which the Trust makes no representation) has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Units in the United States; and

(d) On the date hereof, the Offered Units are not, and as of the Closing Time will not be, and no securities of the same class as the Offered Units are or will be:

(i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act,

(ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or

(iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

2. For so long as any of the Offered Units are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Trust is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Trust will provide to any holder of such Offered Units, or to any prospective purchaser of such Offered Units designated by such holder, upon the request of such holder, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

3. Except for marketing activities conducted solely in Canada, the Trust has not, within the six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities (including Trust Units).

EXHIBIT A

UNDERWRITERS' CERTIFICATE

In connection with the offer and sale in the United States of the Trust Units (the "Securities") of Trinidad Energy Services Income Trust (the "Trust") pursuant to the Underwriting Agreement dated October 25, 2004 among the Trust, Trinidad Drilling Ltd. and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

1. Raymond James Ltd. (USA) Inc. is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and all offers and sales of the Securities in the United States will be effected by Raymond James Ltd. (USA) Inc. in accordance with all U.S. state and federal laws governing the registration and conduct of brokers and dealers;

2. each offeree that was in the United States at the time of such offer or sale (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")) was provided with a copy of the Wrap, including the Canadian final prospectus dated October •, 2004, and no other written material has been used by us or will be used by us in connection with the offering of the Securities;

3. immediately prior to our transmitting such Wrap and Canadian final prospectus to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the U.S. Securities Act) and, on the date hereof, we continue to believe that each U.S. person purchasing Securities from us is a Qualified Institutional Buyer;

4. no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

5. the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _______ day of ____________, 2004.

RAYMOND JAMES LTD.	**RAYMOND JAMES LTD. (USA) INC.**
By: ________________________________	By: ________________________________
Name:	Name:
Title:	Title:

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

TRINIDAD ENERGY SERVICES INCOME TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated October 25, 2004.

DATED at Calgary, Alberta this October 25, 2004

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00699966

Trinidad Energy Services Income Trust
Rapport de gestion
Trimestre terminé le 30 juin 2004

MESSAGE AUX PORTEURS DE PART

Résultats du deuxième trimestre – 30 juin 2004

RAPPORT DE GESTION

Le présent rapport de gestion a été préparé compte tenu de l'information disponible en date du 11 août 2004 et il doit être lu conjointement avec les états financiers consolidés intermédiaires non vérifiés ci-joints de Trinidad Energy Services Income Trust (« Trinidad » ou la « Fiducie »). Ce rapport contient certains énoncés prospectifs qui comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui pourraient faire en sorte que les résultats réels diffèrent nettement de ceux qui ont été anticipés dans nos énoncés prospectifs.

APERÇU

Le niveau d'activité du deuxième trimestre de 2004 a été grandement affecté par les pluies abondantes qu'ont connues les régions de l'Ouest canadien. Comme ces conditions climatiques ont rendu difficiles le déplacement et l'opération des appareils de forage, l'exécution de plusieurs projets a dû être reportée à la fin du trimestre, et même au troisième suivant. Plusieurs appareils de forage sont demeurés en place pendant une bonne partie du deuxième trimestre, en attente de conditions climatiques plus favorables. Au cours du trimestre, Trinidad a investi considérablement dans les installations de forage afin de les moderniser et d'en renouveler les certifications. Dans le cadre de notre programme d'entretien préventif, nous procédons à un examen de la condition de tous nos appareils selon le nombre d'heures et de jours pendant lesquels ils ont été en exploitation et nous profitons des périodes plus calmes, au printemps, pour effectuer la plus grande partie des travaux d'entretien annuels qui s'imposent. Nous avons pour objectif de maximiser le rendement opérationnel et de restreindre les coûts horaires pour nos clients. Au cours du deuxième trimestre, à la demande de clients et par suite de la conclusion de contrats à long terme, nous avons mené des travaux de forage supplémentaires portant sur deux puits existants, dont la profondeur est ainsi passée de 2 800 mètres à 3 200 mètres. Des dépenses supplémentaires ont été engagées afin d'augmenter la capacité de pompage et de moderniser les génératrices et les treuils de forage. De plus, aux termes d'ententes conclues avec des clients, Trinidad a entrepris la construction de deux nouveaux appareils de forage doubles télescopiques d'une capacité de forage maximale de 3 600 mètres. Ces appareils doivent être livrés à l'automne 2004. En ce qui a trait à l'entretien et à la réparation des puits, nous avons commandé deux nouveaux appareils de forage destinés à remplacer d'anciens modèles dans le but d'accroître le rendement opérationnel de la flotte et d'augmenter la capacité de forage en profondeur. La division des activités d'entretien et de réparation des puits de Trinidad a pour stratégie d'accroître sa capacité d'entretien des puits en investissant judicieusement dans des actifs qui s'inscrivent dans les tendances du marché et qui lui permettront d'améliorer les marges et les bénéfices.

RÉSULTATS D'EXPLOITATION

Les résultats d'exploitation du deuxième trimestre de 2004 reflètent la baisse du niveau d'activité attribuable à un printemps pluvieux ainsi que l'augmentation globale de la capacité de forage de Trinidad par suite des acquisitions et de la nouvelle construction qu'elle a réalisées au cours de l'exercice précédent. Dans le secteur, le taux d'utilisation des installations de forage s'est chiffré à 30 %, soit sensiblement le même taux que celui de l'exercice précédent. Par ailleurs, le taux d'utilisation de Trinidad pour la même période s'est accru, passant de 33 % à 37 %, compte tenu du taux d'utilisation des installations acquises et de la nouvelle construction. Sur une base regroupée, le parc d'installations de Trinidad a dépassé de 23 % le taux d'utilisation des installations de forage du secteur au cours du deuxième trimestre de 2004.

Les produits du deuxième trimestre de 2004 ont augmenté pour s'établir à 17 118 011 $, contre 6 539 505 $ en 2003. Le BAIIA du deuxième trimestre s'est accru pour atteindre 1 692 900 $, contre 72 567 $ pour la période correspondante de 2003. De même, le BAIIA avant la rémunération à base de parts a augmenté pour passer à 1 388 900 $ (0,04 $ par part), en regard de 427 567 $ (0,03 $ par part) pour le deuxième trimestre de 2003. Cette augmentation des produits et du BAIIA est attribuable aux récentes acquisitions d'appareils de forage et au nouveau programme de construction, lesquels ne faisaient pas partie des activités de Trinidad au deuxième trimestre de 2003.

FLUX DE TRÉSORERIE ET BÉNÉFICE

Pour le deuxième trimestre de 2004, Trinidad a constaté un bénéfice net avant la rémunération à base de parts de 25 502 $ (0,00 $ par part), tandis qu'elle avait inscrit à cet égard une perte de 308 049 $ (perte de 0,02 $ par part) pour la même période en 2003. Le bénéfice net du deuxième trimestre de 2004 s'est chiffré à 329 502 $ (0,01$ par part), tandis que la perte nette du trimestre correspondant de 2003 s'était chiffrée à 663 049 $ (perte de 0,04 $ par part).

Au cours du deuxième trimestre de 2004, Trinidad a tiré de ses activités d'exploitation des flux de trésorerie de 637 469 $ (0,02 $ par part), compte non tenu des variations des éléments hors caisse du fonds de roulement. Au cours du deuxième trimestre de 2004, elle y avait affecté des flux de trésorerie de 71 868 $ (0,01 $ par part).

CHARGES D'EXPLOITATION, FRAIS GÉNÉRAUX ET FRAIS D'ADMINISTRATION

Les frais d'exploitation du deuxième trimestre de 2004 se sont élevés à 13 165 609 $, contre 5 202 771 $ pour le trimestre correspondant de 2003. La hausse des frais d'exploitation est directement liée à l'augmentation des produits découlant de l'accroissement de la flotte. Exprimés en pourcentage des produits, les frais d'exploitation directs du deuxième trimestre de 2004 ont diminué par rapport à ceux du trimestre correspondant de 2003. Quant aux marges d'exploitation, elles ont légèrement augmenté, passant de 20 % à 23 %. Les frais généraux et frais d'administration du deuxième trimestre de 2004 se sont élevés à 2 563 502 $, contre 909 167 $ pour les trois mois correspondants de 2003. Cette augmentation des frais généraux et frais d'administration s'explique par l'accroissement important de la capacité en 2003. Exprimés en pourcentage des produits, les frais généraux et frais d'administration du premier semestre de 2004 se sont maintenus à près de 9 %.

IMPÔTS SUR LES BÉNÉFICES

La charge d'impôts exigibles de Trinidad pour le deuxième trimestre est constituée d'un montant de 51 349 $ lié aux impôts sur le capital exigibles, en regard d'impôts sur le capital de 33 503 $ en 2003. L'économie d'impôts sur les bénéfices futurs s'est établie à 1 763 251 $ pour le deuxième trimestre, tandis qu'elle s'était établie à 429 595 $ pour le deuxième trimestre de 2003. La hausse des impôts sur le capital est directement liée à l'augmentation du capital de base de Trinidad. La diminution des impôts futurs au deuxième trimestre est attribuable aux dépenses importantes engagées à l'égard du renouvellement des certifications, lesquelles ont permis à Trinidad de réduire sa réclamation au titre de la déduction pour amortissement.

INVESTISSEMENTS

Les investissements en immobilisations de Trinidad pour le deuxième trimestre se sont élevés à 13 968 715 $, y compris des dépenses de 7 575 461 $ liées à la construction de deux nouveaux appareils de forage entreprise au cours du trimestre. L'investissement de Trinidad dans des immobilisations vise à répondre aux besoins de sa clientèle ainsi qu'aux indicateurs du marché et à ses tendances. Au cours du deuxième trimestre, aux termes d'ententes conclues avec des clients existants, Trinidad a entrepris la construction de deux appareils de forage doubles télescopiques d'une capacité de forage maximale de 3 600 mètres. En outre, elle a annoncé l'acquisition de la quasi-totalité des actifs de Wilson Drilling, qui comprennent quatre appareils de forage lourds d'une capacité de forage de 3 000 à 4 000 mètres en profondeur. L'acquisition a été conclue le 27 juillet 2004, parallèlement à un financement par convention de prise ferme de 25,0 M$. La construction des nouveaux appareils de forage et l'acquisition des appareils de Wilson font suite à la demande de la clientèle d'accroître la capacité de forage en profondeur et aux résultats positifs obtenus au chapitre de l'exploitation des appareils de forage construits et livrés en janvier. La stratégie d'investissement de Trinidad est conçue pour tirer parti des occasions qui se présentent à elle sur le marché ainsi que des occasions d'investissement axées sur la clientèle qui visent le rendement du capital.

LIQUIDITÉS ET RESSOURCES EN CAPITAL

Les besoins en capitaux de Trinidad pour 2004 seront financés au moyen de son fonds de roulement et de sa facilité de crédit déjà en place. La position d'endettement net de Trinidad au deuxième trimestre a augmenté pour s'établir à 37,0 M$, contre 25,9 M$ pour le deuxième trimestre de 2003. L'augmentation de la dette découle de la capitalisation des acquisitions de Trinidad au moyen de sa facilité de crédit.

À l'occasion du processus de conversion en fiducie, Trinidad a renégocié sa facilité bancaire pour obtenir une marge de crédit renouvelable non réductible. En vertu des modalités de la facilité, Trinidad doit verser des intérêts uniquement sur l'encours de la dette. Cette facilité a été engagée pour permettre à Trinidad de disposer d'une meilleure latitude sur le plan financier et de poursuivre sa stratégie de croissance. Les besoins futurs en capitaux seront financés au moyen des flux de trésorerie provenant de l'exploitation, les excédents de caisse étant répartis entre les distributions en espèces, la réduction de la dette et les acquisitions en fonction des occasions et de la conjoncture du marché.

DISTRIBUTIONS

Les flux de trésorerie provenant des activités d'exploitation de Trinidad se sont chiffrés à 637 469 $ (0,02 $ par part) pour le trimestre terminé le 30 juin 2004. En janvier 2004, les distributions en espèces ont été fixées à 0,54 $ par année (0,045 $ par mois) et, en mars 2004, elles ont été portées à 0,66 $ par an (0,055 $ par mois). Elles ont encore augmenté pour passer à 0,72 $ par an (0,06 $ par mois) pour les porteurs de part inscrits au 30 juillet 2004. Les distributions versées aux porteurs de part au cours des six premiers mois représentent un ratio de distribution correspondant à 80 % des flux de trésorerie disponibles pour les distributions. L'écart entre les flux de trésorerie disponibles pour les distributions et les distributions réelles s'est chiffré à 0,07 $ par part. Ce montant est conservé par la Fiducie en vue de couvrir les dépenses en capital de croissance, le remboursement de la dette ou les distributions additionnelles. Le tableau suivant résume ces montants :

	1er janvier 2004 au 30 juin 2004	En pourcentage
Flux de trésorerie disponibles pour les distributions par part	0,36 $	100 %
Distribution réelle	0,29 $	80 %
Flux de trésorerie disponibles pour les dépenses en capital de croissance, le remboursement de la dette ou les distributions additionnelles	0,07 $	20 %

FACTEURS DE RISQUE ET GESTION DES RISQUES

La demande, les prix et les modalités de fourniture de la plupart des services de Trinidad sont tributaires du niveau d'activité du secteur canadien du pétrole et du gaz. À son tour, le niveau d'activité du secteur dépend de nombreux facteurs cycliques, notamment :

- les prix du pétrole et du gaz, y compris les prévisions relatives à leur évolution;
- le coût d'exploration, de production et de livraison du pétrole et du gaz;
- le rythme prévu de baisse de la production courante;
- la découverte de nouvelles réserves de pétrole et de gaz;
- la disponibilité du financement;
- la disponibilité de la capacité de transport, notamment par pipelines; et
- les conditions climatiques dans le monde, en Amérique du Nord et au Canada.

Nos activités sont aussi exposées aux dangers inhérents au secteur du pétrole et du gaz. Ces dangers incluent les explosions, les feux et les fuites qui peuvent occasionner un préjudice corporel ou la perte de vie, des dommages à des biens, à du matériel, à des réservoirs et à l'environnement, ou leur destruction ainsi que l'interruption des activités et des réclamations pour perte de production ou en dommages-intérêts.

Pour gérer ces risques, nous misons sur une stratégie comportant les cinq volets suivants :

- la satisfaction de la clientèle et l'établissement des relations;
- l'adoption et la mise en œuvre de technologies;
- la création d'une efficacité économique;
- l'accent sur la croissance et la diversification;
- l'environnement, la santé et la sécurité.

PERSPECTIVES

Un haut niveau d'activités de forage devrait se maintenir pour le reste de 2004. En raison des pluies printanières abondantes survenues au cours du deuxième trimestre, il est devenu primordial pour les producteurs de pétrole et de gaz de mener à terme leurs programmes de forage estivaux. Par conséquent, les activités de forage devraient être importantes tout au long du troisième trimestre et au cours de la saison hivernale.

Les conditions du secteur, telles que le prix élevé des marchandises et le rythme rapide d'épuisement, ont créé une conjoncture propice aux activités de forage. Les producteurs de pétrole et de gaz multiplient leurs programmes et leurs activités de forage dans le but d'accroître la production et de réinvestir leurs liquidités. Pour la majorité des clients de Trinidad, les programmes de forage d'été sont importants. De plus, les taux quotidiens se sont améliorés comparativement à il y a un an. La CAODC a prévu que quelque 18 300 puits seront forés dans l'Ouest canadien en 2004. Trinidad a réagi à cette conjoncture du marché en acquérant des installations de forage supplémentaires et en axant ses investissements en immobilisations sur le rendement du capital. Trinidad est en bonne position pour afficher un bon rendement dans ces conditions exceptionnelles grâce à des installations de forage modernes, flexibles et éprouvées sur le plan fonctionnel. En tant que fiducie, Trinidad tirera parti de sa solide position sur le marché pour accroître le rendement de ses porteurs de parts.

Trinidad Energy Services est une fiducie de revenu axée sur la croissance. Elle est cotée à la TSX sous le symbole TDG.UN. Les différentes divisions de Trinidad sont engagées dans les secteurs du forage et de l'entretien des puits du secteur du pétrole et du gaz au Canada. Après la construction des deux nouveaux appareils de forage, Trinidad comptera 33 installations de forage et 8 installations de service. Trinidad a pour objectif de fournir un matériel moderne, fiable, conçu par des experts et manœuvré par un personnel bien formé et expérimenté. Le parc d'installations de forage de Trinidad est l'un des plus flexibles et concurrentiels de l'industrie.

Le président du conseil et chef de la direction, Le chef des finances,

Michael E. Heier Brent J. Conway

Pour de plus amples renseignements, communiquer avec :

Michael Heier, président, ou Brent Conway, chef des finances :
Téléphone : (403) 265-6525 Télécopieur : (403) 265-4168
Courriel : twood@trinidaddrilling.com

FAITS SAILLANTS DE NATURE FINANCIÈRE DES TRIMESTRES

	Trimestres terminés les		Semestres terminés les	
	30 juin 2004 $	30 juin 2003 $	**30 juin 2004 $**	30 juin 2003 $
Produits	**17 118 011**	6 539 505	**49 337 578**	20 416 314
Marge brute	**3 952 402**	1 336 734	**18 107 779**	6 398 574
BAIIA [1]	**1 692 900**	72 567	**11 215 248**	4 172 329
Par part (montant dilué)	**0,05**	0,01	**0,34**	0,32
BAIIA avant la rémunération à base de parts	**1 388 900**	427 567	**13 468 248**	4 527 329
Par part (montant dilué)	**0,04**	0,03	**0,41**	0,34
Flux de trésorerie liés à l'exploitation [2]	**637 469**	(71 868)	**11 836 211**	3 680 261
Par part (montant dilué)	**0,02**	(0,01)	**0,36**	0,28
Bénéfice net avant la rémunération à base de parts	**25 502**	(308 049)	**6 581 958**	1 764 725
Par part (montant dilué)	**(0,00)**	(0,02)	**0,20**	0,13
Bénéfice net	**329 502**	(663 049)	**4 328 958**	1 409 724
Par part (montant dilué)	**0,01**	(0,04)	**0,13**	0,11
Parts en circulation (moyenne pondérée)	**35 443 270**	14 976 887	**32 705 835**	13 177 388
Parts en circulation	**35 505 688**	15 374 891	**35 505 688**	15 374 891
FAITS SAILLANTS SUR LE PLAN DE L'EXPLOITATION				
Jours de forage	**1 052**	455	**2 920**	1 345
Taux par jour de forage	**15 312**	11 261	**16 050**	12 907
Taux d'utilisation, forage	**37 %**	33 %	**62 %**	59 %
Moyenne industrielle, selon de la CAODC	**30 %**	30 %	**52 %**	51 %
Installations de forage en exploitation	**31**	15	**31**	15
Taux d'utilisation, installations de service	**48 %**	57 %	**53 %**	64 %
Installations de service en exploitation	**7**	8	**7**	8

1) BAIIA désigne le bénéfice avant intérêts, impôts et amortissement. Les lecteurs doivent savoir que le terme BAIIA n'a pas de définition normalisée selon les PCGR; cependant, la Fiducie calcule le BAIIA de la même manière pour chaque période considérée.

2) Les flux de trésorerie liés à l'exploitation sont les flux de trésorerie liés à l'exploitation avant la variation nette des éléments hors caisse du fonds de roulement. Les lecteurs sont avisés du fait que l'expression « flux de trésorerie liés à l'exploitation » n'a pas de définition normalisée selon les PCGR; toutefois, la Fiducie calcule les flux de trésorerie liés à de la même manière pour chaque période considérée.

Trinidad Energy Services Income Trust
États financiers consolidés
Trimestre terminé le 30 juin 2004

BILANS CONSOLIDÉS

	30 juin 2004 (non vérifiés) $	31 décembre 2003 $
ACTIF		
Actif à court terme		
Encaisse	-	4 894 110
Comptes débiteurs	**17 711 035**	21 308 022
Charges payées d'avance	**1 169 696**	69 198
	18 880 731	26 271 330
Écart d'acquisition	**6 192 000**	-
Acomptes sur immobilisations	**7 575 461**	10 869 167
Immobilisations	**163 201 011**	102 917 660
Frais de financement reportés	**770 456**	882 836
	196 619 659	140 940 993
PASSIF		
Passif à court terme		
Découvert bancaire	**314 253**	-
Comptes créditeurs	**11 360 302**	8 797 365
Distributions à verser	**1 779 116**	1 257 745
Partie à court terme de la dette à long terme	**10 598 507**	7 081 819
	24 052 178	17 136 929
Dette à long terme	**31 837 106**	35 127 703
Impôts sur les bénéfices futurs	**11 093 680**	5 048 467
	66 982 964	57 313 099
CAPITAUX PROPRES		
Capital des porteurs de parts (note 4)	**110 938 062**	79 093 121
Actions échangeables	**18 000 000**	
Surplus d'apport	**4 702 000**	3 242 000
Distributions cumulées (note 6)	**(18 531 423)**	(8 906 325)
Bénéfices non répartis	**14 528 056**	10 199 098
	129 636 695	83 627 894
	196 619 659	140 940 993

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS (non vérifiés)

	Trimestres terminés les		Semestres terminés les	
	30 juin 2004	30 juin 2003	**30 juin 2004**	30 juin 2003
	$	$	**$**	$
PRODUITS				
Produits d'exploitation	**17 118 011**	6 539 505	**49 337 578**	20 416 314
CHARGES				
Charges d'exploitation	**13 165 609**	5 202 771	**31 229 798**	14 017 740
Frais généraux et frais d'administration	**2 563 502**	909 167	**4 639 532**	1 871 245
Rémunération à base de parts	**(304 000)**	355 000	**2 253 000**	355 000
Amortissement	**2 375 218**	665 776	**5 401 038**	1 627 777
Intérêts débiteurs	**700 082**	465 932	**1 420 106**	777 870
Bénéfice (perte) avant impôts sur les bénéfices	**(1 382 400)**	(1 059 141)	**4 394 104**	1 766 682
IMPÔTS SUR LES BÉNÉFICES				
Impôts exigibles	**51 349**	33 503	**211 931**	69 198
Impôts futurs	**(1 763 251)**	(429 595)	**(146 785)**	287 760
BÉNÉFICE NET (PERTE)	**329 502**	(663 049)	**4 328 958**	1 409 724
BÉNÉFICES NON RÉPARTIS AU DÉBUT DE LA PÉRIODE	**14 198 554**	7 673 059	**10 199 098**	5 600 286
BÉNÉFICES NON RÉPARTIS À LA FIN DE LA PÉRIODE	**14 528 056**	7 010 010	**14 528 056**	7 010 010
RÉSULTAT PAR PART				
De base	**0,01**	(0,04)	**0,14**	0,11
Dilué	**0,01**	(0,04)	**0,13**	0,11

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE (non vérifiés)

	Trimestres terminés les		Semestres terminés les	
	30 juin 2004	30 juin 2003	**30 juin 2004**	30 juin 2003
	$	$	**$**	$
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'EXPLOITATION				
Bénéfice net de la période	**329 502**	(663 049)	**4 328 958**	1 409 724
Éléments hors trésorerie				
Amortissement	**2 375 218**	665 776	**5 401 038**	1 627 777
Rémunération à base de parts	**(304 000)**	355 000	**2 253 000**	355 000
Impôts sur les bénéfices futurs	**(1 763 251)**	(429 595)	**(146 785)**	287 760
Flux de trésorerie liés à l'exploitation	**637 469**	(71 868)	**11 836 211**	3 680 261
Variation nette des éléments hors caisse du fonds de roulement lié à l'exploitation	**12 101 173**	5 091 654	**3 151 582**	(573 318)
	12 738 642	5 019 786	**14 987 793**	3 106 943
ACTIVITÉS D'INVESTISSEMENT				
(Augmentation) diminution des acomptes sur immobilisations	**(7 575 461)**	-	**3 293 706**	-
Acquisition d'Arrow	**-**	-	**(44 670 448)**	-
Acquisition de Saturn	**-**	(16 380 772)	**-**	(16 380 772)
Augmentation des immobilisations	**(6 393 254)**	(2 811 505)	**(20 985 021)**	(3 234 930)
Produit des cessions	**48 313**	-	**83 462**	-
Variation des éléments hors caisse du fonds de roulement, comptes créditeurs	**632 967**	-	**1 907 845**	-
	(13 287 435)	(19 192 277)	**(60 370 456)**	(19 615 702)
ACTIVITÉS DE FINANCEMENT				
Diminution de la marge de crédit	**-**	(1 366 097)	**-**	(65 129)
Augmentation de la dette à long terme, montant net	**240 881**	7 975 543	**226 091**	9 218 923
Produit net des émissions de parts	**208 994**	11 170 851	**49 051 935**	11 273 738
Distribution aux porteurs de parts	**(5 333 270**	(1 237 059)	**(9 625 097)**	(2 111 151)
Variation des distributions à verser	**3 643**	-	**521 371**	-
	(4 879 752)	16 543 238	**40 174 300**	18 316 381
(Diminution) augmentation de l'encaisse pour la période	**(5 428 545)**	2 370 747	**(5 208 363)**	1 807 622
Encaisse au début de la période	**5 114 292**	7 581	**4 894 110**	570 706
Encaisse à la fin de la période	**(314 253)**	2 378 328	**(314 253)**	2 378 328

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

1. CONVENTIONS COMPTABLES

Les présents états financiers intermédiaires consolidés ont été établis selon les mêmes conventions et méthodes comptables que celles ayant servi à dresser les états financiers annuels de l'exercice terminé le 31 décembre 2003. Ces états financiers intermédiaires doivent être lus conjointement avec les états financiers annuels. Les chiffres comparatifs de 2003 ont été retraités pour refléter, de façon prospective, l'incidence de la nouvelle convention comptable à l'égard de la comptabilisation du coût de rémunération à base de parts adoptée pour l'exercice terminé le 31 décembre 2003.

2. CARACTÈRE SAISONNIER

Exploitée dans l'Ouest canadien, Trinidad Energy Services Income Trust exerce ses activités dans le domaine du forage et de l'entretien de puits de pétrole et de gaz. Les activités de la Fiducie sont largement tributaires des saisons. La saison d'hiver, qui comprend le premier trimestre, est une période occupée, puisque les sociétés de forage pétrolier et gazier tirent profit des conditions de gel pour déplacer les installations de forage dans des régions qui seraient sinon inaccessibles au matériel lourd en raison des conditions marécageuses. Le deuxième trimestre englobe normalement une période lente désignée comme le dégel du printemps. Au cours de cette période, les conditions de fonte entraînent la fermeture temporaire de certaines routes municipales, ce qui empêche le déplacement des appareils de forage. Les troisième et quatrième trimestres sont habituellement représentatifs des niveaux d'activité normaux.

3. ACQUISITION D'ACTIFS D'ARROW DRILLING

Le 15 mars 2004, Trinidad Drilling a acquis la quasi-totalité des actifs d'Arrow Drilling pour une contrepartie de 44,4 M$. La Fiducie a émis 4 096 154 parts au prix de 7,80 $ la part pour un produit d'émission brut de 32,0 M$. La Fiducie a émis aux actionnaires d'Arrow 2 307 692 actions échangeables au prix de 7,80 $ chacune.

Les actions échangeables sont convertibles en parts de fiducie en tout temps (au gré du porteur). Les actions échangeables consisteront en une nouvelle série d'actions échangeables qui ne sont pas émises dans le public et dont le ratio d'échange sera de 1 : 1 au moment de l'émission. Les actions échangeables sont convertibles en parts de fiducie en tout temps pendant une période de cinq ans à compter de l'émission selon un ratio d'échange qui est ajusté chaque fois que la Fiducie procède à une distribution aux porteurs de parts.

Immobilisations	44 438 000	$
Écart d'acquisition	6 192 000	
Impôts sur les bénéfices futurs	(6 192 000)	
Prix d'achat total	44 438 000	
Financé comme suit :		
Nouveaux capitaux amassés, déduction faite des frais d'émission	26 438 000	$
Actions échangeables	18 000 000	
	44 438 000	$

4. CAPITAL DES PORTEURS DE PARTS

Autorisé
Un nombre illimité de parts avec droit de vote et de participation
Parts émises et en circulation

	30 juin 2004		31 décembre 2003	
	Nombre de parts	Montant $	Nombre de parts	Montant $
Capital des porteurs de part, solde d'ouverture	27 949 881	79 093 121	10 558 474	18 874 467
Parts émises, achat d'Arrow	4 096 154	30 305 001	-	-
Parts émises, achat de Saturn	-	-	4 615 385	10 860 230
Parts émises, achat de Bear	-	-	7 222 222	24 453 966
Parts émises en contrepartie d'espèces	-	-	5 050 506	23 702 034
Parts émises à l'exercice d'options et de droits	301 528	746 940	503 294	1 202 424
Virement du surplus d'apport à l'exercice d'options	-	793 000	-	-
Capital des porteurs de part, solde de clôture	32 347 563	110 938 062	27 949 881	79 093 121

Autorisé
Un nombre illimité d'actions échangeables avec droit de vote et de participation

	30 juin 2004		31 décembre 2003	
	Nombre d'actions	Montant $	Nombre d'actions	Montant $
Actions échangeables, solde d'ouverture	-	-	-	-
Actions échangeables émises, achat d'Arrow	2 307 692	18 000 000		
Actions échangeables, solde de clôture	2 307 692	18 000 000	-	-

Le ratio d'échange est de 1,02130 et le nombre de parts pouvant être émises à la conversion s'établit à 2 356 853.

Les montants par part pour le trimestre et le semestre ont été établis d'après un nombre moyen pondéré de parts en circulation de 34 614 307 et de 31 855 402, respectivement (14 976 887 et 13 177 388 en 2003). Pour le trimestre, le nombre supplémentaire de parts ayant servi au calcul du résultat dilué s'est élevé à 828 963 et à 850 433, respectivement (398 004 en 2003), compte tenu de l'effet dilutif des options et des droits accordés aux employés et aux administrateurs.

Pour les options accordées en 2002, la Fiducie a choisi de présenter ses résultats pro forma comme si la norme comptable modifiée avait été adoptée rétroactivement. Le 24 mai 2002, la Fiducie a émis 172 000 options en vertu du régime d'options sur parts à un prix d'exercice de 1,58 $. La Fiducie n'a constaté aucun coût de rémunération à l'égard des options attribuées en vertu de son régime d'options sur parts. Selon le modèle d'évaluation de Black et Scholes, la juste valeur estimative des options s'élève à environ 120 000 $. Si la Fiducie comptabilisait la rémunération à base d'actions selon la méthode de la juste valeur, la juste valeur estimative de 120 000 $ serait constatée à titre de coût de rémunération supplémentaire sur la période d'acquisition des droits liés aux options. L'application pro forma de cette méthode pour le trimestre terminé le 30 juin 2004 aurait entraîné une diminution de 10 000 $ du bénéfice net (10 000 $ au 30 juin 2003). Il n'y aurait eu aucune incidence sur le résultat de base par part ni sur le résultat dilué par part.

Pour estimer la juste valeur de ces options, la Fiducie a utilisé un taux d'intérêt hypothétique de 4,5 %, une durée à échéance de cinq ans et un taux de volatilité de 49 %. Le prix d'une part a été établi en fonction du prix de clôture mensuel de l'action ou de la part depuis le premier appel public à l'épargne de Trinidad Drilling Ltd. Puisque les options ont été attribuées avant l'arrangement, il a été supposé qu'aucun dividende ne serait versé.

5. RÉGIME DE RÉMUNÉRATION À BASE DE PARTS

La Fiducie a choisi d'adopter de façon prospective les nouvelles dispositions transitoires du chapitre 3870 du *Manuel de l'ICCA*, intitulé « Rémunérations et autres paiements à base d'actions ». Selon cette norme modifiée, la Fiducie doit constater le coût de rémunération en fonction de la juste valeur des droits attribués en vertu de son régime de rémunération à base de parts. Puisque la Fiducie est incapable d'établir la juste valeur des droits attribués, le coût de rémunération a été déterminé d'après la valeur intrinsèque des droits à la date d'exercice ou à la date des états financiers pour les droits non exercés. Auparavant, la Fiducie comptabilisait le coût de rémunération d'après la valeur intrinsèque des droits à la date d'attribution.

Par suite de l'adoption de cette norme modifiée, le bénéfice net du semestre terminé le 30 juin 2004 a diminué de 2 253 000 $ (355 000 $ au 30 juin 2003), le surplus d'apport a augmenté de 1 460 000 $ et le capital des porteurs de parts a augmenté de 793 000 $.

6. RAPPROCHEMENT DE L'ENCAISSE DISTRIBUABLE ET DES DISTRIBUTIONS EN ESPÈCES CUMULÉES

	Semestres terminés les	
	30 juin 2004	30 juin 2003
Flux de trésorerie avant la variation des éléments hors caisse du fonds de roulement	11 836 211 $	3 680 261 $
Distributions en espèces versées et déclarées	9 625 097	2 111 151
Fonds retenus pour les dépenses en capital de croissance et les distributions futures	2 211 114	1 569 110
Distributions en espèces cumulées au début du semestre	8 906 325	554 320
Distributions en espèces	7 845 982	2 111 151
Distributions déclarées et payables	1 779 116	-
Distributions en espèces cumulées à la fin du semestre	18 531 423 $	2 665 471 $

7. ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

Le 27 juillet 2004, Trinidad Drilling a acquis la quasi-totalité des actifs de Wilson Drilling pour 32,0 M$. La Fiducie a émis 3 205 129 parts au prix de 7,80 $ la part pour un produit d'émission brut de 25,0 M$. La Fiducie a émis aux actionnaires de Wilson 1 641 026 actions échangeables au prix de 7,80 $ chacune.

Les actions échangeables sont convertibles en parts de fiducie en tout temps (au gré du porteur). Les actions échangeables consisteront en une nouvelle série d'actions échangeables qui ne sont pas émises dans le public et dont le ratio d'échange sera de 1 : 1 au moment de l'émission. Les actions échangeables sont convertibles en parts de fiducie en tout temps pendant une période de cinq ans à compter de l'émission selon un ratio d'échange qui est ajusté chaque fois que la Fiducie procède à une distribution aux porteurs de parts.

Immobilisations	32 000 000	$
Écart d'acquisition	3 614 000	
Impôts sur les bénéfices futurs	(3 614 000)	
Prix d'achat total	32 000 000	$
Financé comme suit :		
Nouveaux capitaux amassés, déduction faite des frais d'émission	19 200 000	$
Actions échangeables	12 800 000	
	32 000 000	$

8. SOLDES COMPARATIFS

Certains chiffres comparatifs ont été reclassés selon la présentation adoptée pour l'exercice en cours.



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

TRINIDAD ENERGY SERVICES INCOME TRUST

Receipt for a Preliminary Short Form Prospectus dated **October 25th, 2004** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **25th** day of **October, 2004**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A. Staff Accountant

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #**699966**

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2004-MC-3480

NUMÉRO DE PROJET SÉDAR: 699966

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

Trinidad Energy Services Income Trust

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 25 octobre 2004.

L'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »),

Le 25 octobre 2004

Date du visa

(s) Eve Poirier

Eve Poirier
Chef du Service du financement des sociétés

/pg

Agence nationale d'encadrement du secteur financier
800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

FORMULAIRE 51-102F3
DÉCLARATION DE CHANGEMENT IMPORTANT

1. Nom et adresse de la société :

Trinidad Energy Services Income Trust (la *Fiducie*)
600, 540 – 5th Avenue S.W.
Calgary (Alberta) T2P 3B6

2. Date du changement important :

Le 27 juillet 2004

3. Communiqué :

Un communiqué a été diffusé le 27 juillet 2004.

4. Résumé du changement important :

Le 27 juillet 2004, Trinidad Drilling Ltd. (*Trinidad*) a procédé à la clôture de l'acquisition Wilson, auparavant annoncée (définie ci-dessous), ainsi que du placement, aussi auparavant annoncé (défini ci-dessous).

5. Description complète du changement important :

Le 27 juillet 2004, Trinidad a procédé à la clôture de l'acquisition, auparavant annoncée (l'*acquisition Wilson*), de la totalité des actifs de forage de Wilson Drilling Ltd. (*Wilson*), société fermée de l'Alberta sans lien de dépendance avec Trinidad et la Fiducie. Le prix d'achat (le *prix d'achat*) de 32 000 000 $ versé à Wilson se composait d'espèces, soit 19 200 000 $, et de l'émission de 1 641 026 actions échangeables du capital de Trinidad au prix de 7,80 $ chacune, échangeables contre des parts de fiducie de la Fiducie (les *parts de fiducie*) en tout temps au gré des porteurs pendant une période de cinq ans suivant la clôture de l'acquisition Wilson.

Également le 27 juillet 2004, la Fiducie a réalisé le placement, auparavant annoncé (le *placement*), de 3 298 707 parts de fiducie (y compris la levée de l'option des preneurs fermes du placement visant l'achat d'un maximum de 250 000 parts de fiducie supplémentaires à hauteur de 93 578 parts de fiducie) au prix de 7,80 $ la part de fiducie, pour un produit brut de 25 729 914,60 $. Le produit net du placement a été utilisé pour souscrire des billets subordonnés non garantis supplémentaires de Trinidad, et ces fonds de souscription ont par la suite été utilisés pour financer l'acquisition Wilson, le solde servant à réduire la dette de Trinidad aux termes de la convention de prêt conclue avec un de ses prêteurs.

6. Recours au paragraphe 7.1(2) ou (3) de la Norme canadienne 51-102 :

s.o.

7. Renseignements omis :

Aucun renseignement n'a été omis.

8. Haut dirigeant :

On peut joindre Brent J. Conway, chef des services financiers de Trinidad Drilling Ltd., au (403) 265-6525.

9. Date de la déclaration :

Le 4 août 2004

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Job : 189
Date: 1/11/2005
Time: 1:44:03 PM

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Trinidad Energy Services Income Trust (the "**Trust**")
600, 540 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6

2. Date of Material Change:

October 21, 2004

3. Press Release:

Press releases were issued on October 21, 2004.

4. Summary of Material Change:

On October 21, 2004, Trinidad Drilling Ltd. ("**Trinidad**") entered into an asset purchase agreement (the "**Asset Purchase Agreement**") with Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. (collectively, the "**Jade Group**"), private Alberta corporations at arm's length to Trinidad and the Trust, pursuant to which Trinidad agreed to acquire substantially all of the drilling assets of the Jade Group (the "**Jade Acquisition**"). The purchase price (the "**Purchase Price**") to be paid to the Jade Group pursuant to the Asset Purchase Agreement is $87,625,000, payable in both cash (the "**Cash Portion**") and the issuance of trust units of the Trust ("**Trust Units**").

In addition, on October 21, 2004, the Trust and Trinidad entered into an agreement on a bought deal basis with the Underwriters (as defined below) in respect of an offering (the "**Offering**") of 38,449,198 Trust Units at a price of $9.35 per Trust Unit (the "**Offering Price**") for gross proceeds of $79,000,001. The Offering will be underwritten by a syndicate of underwriters led by Raymond James Ltd. and including CIBC World Markets Inc., TD Securities Inc., Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc., Dundee Securities Corporation and FirstEnergy Capital Corp. (collectively, the "**Underwriters**"). In addition, the Trust has granted to the Underwriters an option (the "**Option**") to purchase, at closing, up to an additional 270,000 Trust Units at the Offering Price.

5. Full Description of Material Change:

On October 21, 2004, Trinidad entered into the Asset Purchase Agreement with the Jade Group pursuant to which Trinidad agreed to the Jade Acquisition.

The Purchase Price of $87,625,000 is payable by a Cash Portion of $78,862,500 and by the issuance of 937,166 Trust Units at the Offering Price.

At the closing of the Jade Acquisition (the "**Jade Closing**"), $8,000,000 of the Cash Portion will be held in trust by the Jade Group's counsel, as a deposit against any of the assets being missing, not in good operating condition or subject to encumbrances. Trinidad will have 45 days from the date of the Jade Closing to inspect such assets and will be reimbursed from such $8,000,000 for

the fair market value of any missing assets, the cost to bring any other assets into good operating condition, and the amount required to give free and clear title to all of the assets. The remainder of such $8,000,000 will be paid to the Jade Group.

In addition, on October 21, 2004, the Trust and Trinidad entered into an agreement on a bought deal basis with the Underwriters in respect of the Offering, and have granted the Option to the Underwriters.

The net proceeds of the Offering will be used by the Trust to subscribe for additional unsecured, subordinated notes issued by Trinidad. Trinidad will use these subscription funds to finance the Cash Portion of the purchase price of the Jade Acquisition together with funds to be drawn down under an existing loan agreement, if necessary.

The closing of the Jade Acquisition and the Offering are expected to occur concurrently on or about November 10, 2004. Closing of the Offering is conditional upon the satisfaction of all conditions relating to the completion of the Jade Acquisition, other than the payment of the Purchase Price in respect thereof. In the event the Offering is not completed, the Jade Acquisition will not be completed.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

No information has been omitted.

8. Executive Officer:

Brent J. Conway, Chief Financial Officer of Trinidad Drilling Ltd., may be reached at (403) 265-6525.

9. Date of report:

October 29, 2004


557%
WORKING
CAPITAL
INCREASE

MANAGEMENT'S REPORT

Management is responsible for the preparation of the financial statements and the consistent presentation of all other financial information in this annual report. Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and the relevant and reliable information is produced in a timely manner.

External auditors, appointed by the unitholders, have examined the financial statements. Their report is presented below. The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.



Lyle C. Whitmarsh
President
March 16, 2004



Brent J. Conway
Chief Financial Officer

AUDITORS' REPORT

To the Unitholders of Trinidad Energy Services Income Trust

We have audited the consolidated balance sheets of Trinidad Energy Services Income Trust as at December 31, 2003 and 2002 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Calgary, Alberta
March 16, 2004

CONSOLIDATED BALANCE SHEET
As at December 31st

	2003	2002
	$	$
ASSETS		
Current assets		
Cash	**4,894,110**	570,706
Accounts receivable	**21,308,022**	7,893,516
Prepaid expenses	**69,198**	128,021
	26,271,330	8,592,243
Deposit on capital assets (note 12)	**10,869,167**	–
Capital assets (note 7)	**102,917,660**	38,480,685
Deferred finance costs (note 6)	**882,836**	1,102,000
	140,940,993	48,174,928
LIABILITIES		
Current liabilities		
Operating line of credit (note 8)	**–**	4,178,548
Accounts payable	**10,055,110**	3,026,386
Current portion of long term debt (note 9)	**7,081,819**	54,947
	17,136,929	7,259,881
Long term debt (note 9)	**35,127,703**	13,832,610
Future income taxes (note 10)	**5,048,467**	3,162,004
	57,313,099	24,254,495
UNITHOLDERS' EQUITY		
Unitholders' capital (note 11)	**79,093,121**	18,874,467
Contributed surplus (note 3)	**3,242,000**	–
Accumulated trust distributions (note 4)	**(8,906,325)**	(554,320)
Accumulated earnings	**10,199,098**	5,600,286
	83,627,894	23,920,433
	140,940,993	48,174,928

See the accompanying Notes to the Consolidated Financial Statements


Michael E. Heier
Director


Kevin Bennett
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

Years ended December 31st

	2003 $	2002 $
Revenue		
Operating	**62,338,242**	27,489,477
Expenses		
Operating	**38,498,281**	18,945,153
General and administrative	**5,502,001**	2,896,250
Unit based compensation (note 3)	**3,427,000**	–
	47,427,282	21,841,403
Earnings before interest and amortization	**14,910,960**	5,648,074
Depreciation and amortization	**5,824,505**	2,157,604
Interest	**2,265,207**	978,939
Income before income taxes & re-organization expenses	**6,821,248**	2,511,531
Re-organization expenses (note 6)	**–**	(818,179)
Income taxes (note 10)		
Current	**(335,973)**	(115,225)
Future	**(1,886,463)**	(647,341)
Future taxes – re-organization expenses	**–**	324,162
Net income	**4,598,812**	1,254,948
Accumulated earnings – beginning of year	**5,600,286**	4,345,338
Accumulated earnings – end of year	**10,199,098**	5,600,286
Earnings per unit		
Basic	**.25**	.12
Diluted	**.25**	.12

See the accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31st

	2003 $	2002 $
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income for the year	**4,598,812**	1,254,948
Items not affecting cash		
Depreciation and amortization	**5,824,505**	2,157,604
Unit based compensation	**3,427,000**	–
Loss on sale of assets	**6,296**	–
Future income taxes	**1,886,463**	323,179
Re-organization expenses	**–**	818,179
Cash flow before change in non-cash working capital	**15,743,076**	4,553,910
Net change in non-cash operating working capital (note 13)	**(10,025,173)**	(1,705,449)
Re-organization expenses (note 6)	**–**	(418,179)
	5,717,903	2,430,282
INVESTING ACTIVITIES		
Increase in deposits on capital assets	**(10,869,167)**	–
Acquisition of assets of Saturn Drilling	**(16,650,000)**	–
Acquisition of assets of Bear Drilling	**(41,000,000)**	–
Increase in capital assets	**(12,440,383)**	(1,510,402)
Proceeds from dispositions	**47,368**	–
Change in non-cash working capital item – accounts payable	**3,698,214**	–
	(77,213,968)	(1,510,402)
FINANCING ACTIVITIES		
(Decrease) increase in line of credit	**(4,178,548)**	2,673,579
Increase (decrease) in long term debt – net	**28,316,368**	(2,368,412)
Net proceeds from unit issues	**60,033,654**	34,097
Debt financing cost	**–**	(759,099)
Trust distributions	**(8,352,005)**	(554,320)
	75,819,469	(974,155)
Increase (decrease) in cash for the year	**4,323,404**	(54,275)
Cash – beginning of year	**570,706**	624,981
Cash – end of year	**4,894,110**	570,706

See the accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED NOTES OF FINANCIAL STATEMENTS

For the years ended December 31st

1. STRUCTURE OF THE TRUST

Organization

Trinidad Energy Services Income Trust ("Trust") is an unincorporated open-ended investment trust formed under the laws of the Province of Alberta. The Trust was formed by way of an arrangement ("the Arrangement") under the Business Corporations Act (Alberta) pursuant to an arrangement agreement dated August 8, 2002 between the Trust, Trinidad Drilling Ltd. and Trinidad Acquisition Corp., a wholly owned subsidiary of the Trust. The Arrangement involved the exchange of Trinidad Drilling Ltd. securities on a one to one basis for trust units of the Trust. The effective date of the Trust indenture was September 17, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

While the Trust commenced operations on September 18, 2002, these financial statements follow the continuity of interest basis of accounting as if Trinidad Energy Services Income Trust had always been a trust. This basis is intended to provide unitholders with meaningful financial information. As a result, certain comparative figures include Trinidad Drilling Ltd. results from January 1, 2002 to September 17, 2002 and the Trust's results of operations from September 18, 2002 to December 31, 2002.

Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries. Any reference to "the Trust" throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Revenue recognition

Contract revenue is recorded on a percentage of completion basis. Losses are provided for in full when first determined.

Capital assets

Capital assets are recorded at cost. Drilling rigs are depreciated using a unit of production method based on 3,300 drill days (estimated salvage value of 10%). Drilling pipe and collars are depreciated using a unit of production method based on 1,300 drilling days (without salvage value). Well servicing rigs are depreciated on a straight-line basis over 15 years. Office furniture and shop equipment are depreciated on a straight-line basis over five years. Automotive equipment is depreciated on a straight-line basis over four years (estimated salvage value of 10%). Inventory of spare parts and tubulars are carried at the lower of cost and replacement value. Cost is determined according to the specific item method.

Financial instruments

The Trust's financial assets and liabilities consist of cash and short-term deposits, accounts receivable, accounts payable, operating line of credit and long term debt. It is management's opinion that the Trust is not exposed to significant interest, currency, or credit risks other than such risk relating to debt and the operating line of credit which varies with prime and a 1% change in prime, would affect after tax earnings by approximately $270,000. The fair values of these financial assets and liabilities approximate their carrying values, unless otherwise noted.

Per unit data

Earnings per unit is calculated using the weighted-average number of units outstanding during the year. Diluted calculations have been completed using the treasury method in accordance with Canadian generally accepted accounting principles.

Unit based compensation
The Trust has established a Trust Unit Incentive Rights Plan (the "Plan") to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. It is not possible to determine the fair value for the rights granted under the Plan using a traditional option pricing model. Compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights.

Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying Trust unit price and other factors. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the financial statements.

Income tax
The Trust follows the liability method of accounting for income tax. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantially enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs.

The Trust is a taxable entity under the Canadian Income Tax Act and is taxable only on income that is not distributed or distributable to the unitholders. The Trust intends to allocate all taxable income to the unitholders.

Deferred financing cost
Costs associated with obtaining financing are deferred and amortized on a straight-line basis over five years. The amortization is included in depreciation and amortization expense.

3. CHANGE IN ACCOUNTING POLICY

Unit based compensation plan
The Trust elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted using a traditional option pricing model, compensation expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Previously, the Trust accounted for compensation expense based on the intrinsic value of the rights at the grant date.

For rights granted in 2002 and prior years, the Trust elected to continue accounting for the related compensation expense based on the intrinsic value at the grant date and, for options granted in 2002, to disclose pro forma results as if the amended accounting standard had been adopted retroactively. Accordingly, net income for 2002 and subsequent years remains unchanged with respect to rights granted in 2002. The pro forma results are disclosed in Note 11.

As a result of adopting this amended standard, net income for the year ended December 31, 2003 decreased by $3,427,000 and contributed surplus increased by $3,242,000 and unitholder capital increased by $185,000. See Note 11 for additional information regarding the nature of the plan.

4. RECONCILIATION OF CASH AVAILABLE FOR DISTRIBUTION AND ACCUMULATED CASH DISTRIBUTIONS

	2003	2002
Cash flow before change in non-cash working capital	$ 15,743,076	$ 4,553,910
Cash distributions paid and declared	8,352,005	554,320
Funds retained for growth capital expenditures and future distributions	7,391,071	3,999,590
Cash distributions paid during the year	$ 7,094,260	$ 554,320
Distributions declared and payable	1,257,745	–
Accumulated trust distributions – beginning of the year	554,320	–
Accumulated trust distributions – end of the year	$ 8,906,325	$ 554,320

5. ACQUISITIONS

a) Acquisition of assets of Saturn Drilling

On April 9, 2003 Trinidad Drilling purchased substantially all the assets of Saturn Drilling for $16.7 million plus acquisition costs of $1.1 million. The trust issued 4,615,385 units at $2.60 per unit for gross issue proceeds of $12.0 million.

	2003
Purchase price	$ 16,650,000
	$ 16,650,000
Financed as follows:	
New equity raised net of issue costs	$ 10,860,000
Debt financing	5,790,000
	$ 16,650,000

b) Acquisition of assets of Bear Drilling

On July 15, 2003 Trinidad Drilling purchased substantially all the assets of Bear Drilling for $41.0 million, $40.0 million of which was paid in cash and $1.0 million in trust units. The trust issued 6,944,444 units at $3.60 per unit for gross issue proceeds of $25.0 million plus 277,778 units were issued to Bear Drilling shareholders at $3.60 for a total of $1.0 million.

	2003
Purchase price	$ 41,000,000
	$ 41,000,000
Financed as follows:	
New equity raised net of issue costs	$ 24,454,000
Debt financing	16,546,000
	$ 41,000,000

6. DEFERRED FINANCING AND RESTRUCTURING COST

	Cost	Accumulated Amortization	**2003 Net Book Value**	2002 Net Book Value
Deferred financing costs	$ 1,164,695	$ 281,859	**$ 882,836**	$ 1,102,000

During 2002 restructuring costs totaling $818,179 were charged to earnings. These costs were related to the reorganization of share capital into trust units. The cash component of the restructuring cost charged to earnings was $418,179 the remaining $400,000 relates to value assigned to the trust units issued to complete the arrangement. In addition, debt financing costs $1,164,695 have been capitalized of which $764,695 represented the cash component of the debt financing cost and $400,000 relates to the value assigned to the trust units issued to complete the debt financing. The restructuring costs were paid through cash consideration of $1,182,874 and the issuance of 500,000 trust units at $1.60 per unit.

7. CAPITAL ASSETS

	Accumulated Cost $	**2003 Net Amortization $**	**2003 Net Book Value $**	2002 Net Book Value $
Rigs and equipment	111,392,025	**10,718,369**	**100,673,656**	36,988,980
Automotive and other equipment	2,439,211	**683,237**	**1,755,974**	966,053
Inventory – rig equipment	488,030	**–**	**488,030**	525,652
	114,319,266	**11,401,606**	**102,917,660**	38,480,685

8. OPERATING LINE OF CREDIT

The Trust has a demand operating credit facility for the lesser of 75% of accounts receivable and $15,000,000, which is payable on demand and bears interest at prime plus 0.25% per annum (December 31, 2003 – prime rate 4.5%). Advances are made under this credit facility based on trade receivables, and the loan is secured by a charge over accounts receivable. The Trust has provided a letter of guarantee against this facility to another financial institution in the amount of $175,000.

9. LONG-TERM DEBT

	2003 $	2002 $
G.E. Capital (a)	**41,532,952**	13,678,312
G.M.A.C. (b)	**79,316**	122,598
Ford Credit (c)	**597,254**	86,647
	42,209,522	13,887,557
Less: Current portion of long term debt	**(7,081,819)**	(54,947)
	35,127,703	13,832,610

(a) During 2003 the Trust increased its term credit facility to a $45.0 million (2002 – $30.0 million) non-reducing term facility held by G.E. Capital. The facility requires monthly interest payments based on the one month banker's acceptance rate plus 3.95%. The facility is renewable annually based on the Trust maintaining compliance with standard debt covenants. To the extent that the facility is not renewed the debt repayments would be amortized over 48 months. The facility is secured by a general security agreement covering all Trust assets. On February 20, 2004 the term credit facility was increased to $65.0 million.

At December 31, 2003, $6.9 million is recorded as current portion of long term debt, representing the portion that would become due in the current year if G.E. Capital did not renew the facility. The Trust is in compliance with the debt covenants and therefore expects the facility to be renewed.

(b) The G.M.A.C. loan is amortized over 36 months at an interest rate of 2.9%.

(c) The Ford Credit loan is amortized over 48 months at an interest rate varying from 0% to 9%.

10. INCOME TAXES

Income tax expense varies from the amounts calculated by applying the Canadian combined Federal and Provincial corporate income tax rate for each of the years due to the following differences:

	2003 $	2002 $
Corporate Tax Rate	**37.34%**	39.24%
Net income before tax after trust re-organization expenses	**6,821,248**	1,693,352
Tax expense at statutory rate	**2,547,054**	664,471
Tax reduction arising from trust income distribution	**(1,834,496)**	(254,016)
Non deductible expenses – unit based compensation	**1,279,642**	–
Effect of change in expected tax rate	**(92,491)**	(87,276)
Large corporation tax expense	**335,973**	115,225
Other	**(13,246)**	–
Total tax expense	**2,222,436**	438,404

The liability for future income taxes on the Trust's balance sheet is comprised of the following temporary differences:

	2003 $	2002 $
Net book value in excess of undepreciated capital cost of assets	**5,109,534**	3,265,362
Tax benefit related to financing costs	**(61,067)**	(103,358)
Future income tax liability	**5,048,467**	3,162,004

11. UNITHOLDERS' CAPITAL

Authorized
Unlimited number of trust units, voting, participating

Share capital issued and outstanding

	2003		2002	
	Number of shares	**Amount $**	Number of shares	Amount $
Common shares – opening balance	–	–	10,035,849	18,040,370
Common shares issued per plan arrangement	–	–	500,000	800,000
Common shares issued on conversion of options	–	–	22,625	34,097
Converted to trust units September 17, 2002	–	–	(10,558,474)	(18,874,467)
Common shares – ending balance	–	–	–	–

Unitholders' capital issued and outstanding

	2003		2002	
	Number of units	**Amount $**	Number of units	Amount $
Unitholders' capital – opening balance	**10,558,474**	**18,874,467**	–	–
Trust units issued on conversion	**–**	**–**	10,558,474	18,874,467
Trust units issued – Saturn purchase	**4,615,385**	**10,860,230**	–	–
Trust units issued – Bear purchase	**7,222,222**	**24,453,966**	–	–
Trust units issued for cash	**5,050,506**	**23,702,034**	–	–
Trust units issued on options exercised	**503,294**	**1,202,424**	–	–
Unitholders' capital – ending balance	**27,949,881**	**79,093,121**	10,558,474	18,874,467

The per trust unit amounts for 2003 were calculated based on the weighted average number of units outstanding of 18,084,880 (2002 – 10,189,113). In the current year the calculated additional diluted units are 275,758 (2002 – 21,101) due to the dilutive impact of employee and directors rights and options.

Unit option plan

The Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust.

All options issued shall vest in equal proportions over a period of three years from the date of grant (unless otherwise determined by the Board of Directors at the time of issue) and, shall be exercisable for a period of five years from the date of grant. The options will have an exercise price not exceeding the closing trading price for the common shares (units) on a Canadian stock exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law.

The following table sets out unit options that are outstanding:

	2003		2002	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Outstanding – beginning of year	**890,302**	**1.91**	740,927	1.97
Granted during the year	**–**	**–**	172,000	1.58
Exercised during the year	**(430,696)**	**1.89**	(22,625)	1.51
Returned during the year	**(107,512)**	**2.10**	–	
Outstanding – end of year	**352,094**	**1.97**	890,302	1.91

	Options outstanding		Options exercisable	
Grant Date	Options outstanding	Weighted average exercise price	Options exercisable	Weighted average exercise price
May 4, 2001	204,760	2.25	204,760	2.25
May 24, 2002	147,334	1.58	90,904	1.58
Total	352,094	1.97	295,664	2.01

For options granted in 2002, the Trust has elected to disclose pro forma results as if the amended accounting standard had been applied retroactively. On May 24, 2002, the Trust issued 172,000 options under the Unit Option Plan at an exercise price of $1.58. The Trust recognized no compensation expense in respect of options granted under its Unit Option Plan. The estimated fair value of these options, computed using the Black-Scholes option model, was approximately $120,000. If the Trust applied the fair value method of accounting for stock-based compensation, the estimated fair value of $120,000 would be recognized as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the year ended December 31, 2003 would be to decrease net income by $40,000 (2002 – $23,000). There would be no effect on the basic and diluted earnings per trust unit.

In estimating the fair value of these options the Trust has used an assumed interest rate of 4.5%, a term to maturity of five years and a volatility of 49%. The Trust unit price was based on the closing monthly share/unit price since Trinidad Drilling Ltd's IPO. Because the options were granted prior to the Arrangement, it was assumed that no dividends would be paid.

Trust Unit Rights Incentive plan

On May 2, 2003 the Trust established the Trust Unit Rights Incentive Plan for unit rights to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. There are 763,979 rights reserved for issuance under the Trust Unit Rights Incentive Plan subject to amendments by the trust unitholders, provided that the number of rights reserved for issuance does not exceed 10% of the trust units outstanding at the time.

Rights granted vest 50% immediately and 25% on the first and second year from the date of grant (unless otherwise determined by the Board of Directors at the time of issue) and, shall be exercisable for a period of five years from the date of grant. The rights will have an exercise price not exceeding the closing trading price for the common shares (units) on a Canadian stock exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law. The exercise price of rights is to be adjusted downwards from time to time by the amount, if any, that the distributions to unitholders in any calendar quarter exceed 2% (8% annually) of the Trust's net book value of capital assets.

The following table sets out unit options that have been granted since the adoption of the Trust Unit Rights Incentive Plan and are still outstanding:

	2003		2002	
	Number of rights	**Weighted average exercise price**	Number of rights	Weighted average exercise price
Outstanding – beginning of year	**0**	**1.91**	–	–
Granted during the year	**1,909,603**	**4.04**	–	–
Exercised during the year	**(72,598)**	**2.78**	–	–
Returned during the year	**(4,133)**	**3.35**	–	–
Outstanding – end of year	**1,832,872**	**4.09**	–	–

	Rights outstanding		Rights exercisable	
Grant Date	Rights outstanding	Weighted average exercise price	Rights exercisable	Weighted average exercise price
May 2, 2003	627,156	2.78	337,377	2.78
August 5, 2003	742,031	4.37	371,016	4.37
November 20, 2003	463,685	5.41	231,843	5.41
Total	1,832,872	4.09	940,236	3.22

12. COMMITMENTS

The Trust has several operating lease agreements on buildings and equipment. The future lease obligations for the next five years are summarized below:

	2003
	$
2004	**369,191**
2005	**362,055**
2006	**355,055**
2007	**355,055**
2008	**355,055**

The Trust has entered into a contract to purchase two telescopic double rigs at a purchase price of $14.2 million. The deposit on rig equipment of $10.9 million has been paid towards this equipment with the remaining $3.3 million due after completion of construction. Subsequent to year end both rigs were delivered.

13. SUPPLEMENTAL INFORMATION

Change in non-cash operating working capital

	2003	2002
	$	$
Accounts receivable	**(13,414,506)**	(3,497,182)
Prepaid expenses	**58,823**	(63,006)
Accounts payable	**3,330,510**	1,854,739
	(10,025,173)	(1,705,449)

Change in non-cash investing working capital

	2003	2002
	$	$
Accounts payable for capital accruals	**3,698,214**	–

Cash transactions

	2003	2002
	$	$
Taxes paid	**164,167**	125,225
Interest paid	**1,501,455**	978,939

These amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

14. SUBSEQUENT EVENTS

On March 15, 2004 the Trust purchased substantially all the assets of Arrow Drilling for $45.0 million. The acquisition was financed through the issuance of $18 million in exchangeable shares and $27 million in new trust units. The Trust issued 4,096,154 trust units at $7.80 per unit for gross issue proceeds of $32.0 million. The Trust issued 2,307,692 exchangeable shares at $7.80 per share to the shareholders of Arrow.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

15. COMPARATIVE BALANCES

Certain comparative numbers have been reclassified to conform to this year's presentation.

FIVE YEAR SUMMARY DATA

($ except where noted)	2003	2002	2001	2000	1999
Revenue	**62,338,242**	27,489,477	27,207,114	13,556,763	4,624,917
Operating expense	**38,498,281**	18,945,153	18,379,683	8,907,373	3,304,504
Margin	**23,839,961**	8,544,324	8,827,431	4,649,390	1,320,413
Margin %	**38%**	31%	32%	34%	29%
General & administrative	**5,502,001**	2,896,250	2,285,567	1,039,742	546,383
Unit based compensation	**3,427,000**	–	–	–	–
EBITDA [1]	**14,910,960**	5,648,074	6,541,864	3,609,648	774,030
EBITDA %	**24%**	21%	24%	27%	17%
Depreciation	**5,824,505**	2,157,604	1,851,780	882,402	428,211
EBIT [2]	**9,086,455**	3,490,470	4,690,084	2,727,246	345,819
Interest	**2,265,207**	978,939	1,241,312	819,949	290,583
Earnings before taxes [5]	**6,821,248**	2,511,531	3,448,772	1,907,297	55,236
Income taxes [5]	**2,222,436**	762,566	1,457,989	383,144	103,543
Net income [5]	**4,598,812**	1,748,965[6]	1,990,783	1,524,153	(48,307)
Per unit (share) – basic [5]	**.25**	.17	.20	0.23	(0.02)
Accumulated earnings – end of period	**10,199,098**	5,600,286	4,345,338	2,354,555	830,402
Return on equity [3]	**9.0%**	7.3%	8%	12.9%	(0.1%)
Cash flow before change in non-cash working capital	**15,743,076**	4,553,910	5,165,810	2,741,948	463,932
Per unit (share) – fully diluted	**.86**	.45	.51	.41	.13
Net book value per unit (share) – basic As at year end [4]	**2.99**	2.27	2.23	$2.03	$1.47
Weighted average unit (share) – basic	**18,084,880**	10,189,113	10,022,981	7,029,077	3,224,832
Weighted average unit (share) – fully diluted	**18,360,628**	10,210,214	10,022,981	7,029,077	3,224,832
Units (shares) outstanding end of year – basic	**27,949,881**	10,558,474	10,035,849	9,994,839	4,840,499
Units (shares) outstanding end of year – fully diluted	**28,225,629**	10,558,474	10,035,849	9,994,839	4,840,499
Financial position					
Working capital	**9,134,401**	1,332,362	(1,074,895)	(108,938)	(69,407)
Current ratio	**1.53 to 1**	1.18 to 1	.83 to 1	.98 to 1	.97 to 1
Net capital assets	**102,917,660**	37,955,033	38,658,044	28,840,554	15,833,078
Total assets	**140,940,993**	48,174,928	44,157,119	34,719,620	18,305,699
Capital additions	**70,090,383**	1,397,495	11,665,372	13,888,854	10,078,287
Long term debt (net of current portion)	**35,127,703**	13,832,610	12,358,615	6,886,770	7,015,371
Long term debt to equity	**.47 to 1**	.58 to 1	.55 to 1	.34 to 1	.99 to 1
Unitholders' (Shareholders') equity	**83,627,894**	23,920,433	22,385,208	20,332,873	7,115,128
Number of drilling rigs owned and operated (end of period)	**21**	12	12	8	6
Number of service rigs owned and operated (end of period)	**8**	8	8	8	–
Drilling rigs					
Number of operating days (spud to release)	**3,936**	1,890	1,670	1,106	448
Utilization (operating days) as percentage of calendar days	**63%**	43%	43%	48%	34%
Industry utilization average per CAODC	**53%**	39%	53%	55%	40%
Service rigs					
Operating hours	**19,579**	15,492	16,104	n/a	n/a
Trinidad well servicing	**67%**	53%	55%	n/a	n/a
CAODC well servicing	**56%**	49%	54%	n/a	n/a
Wells drilled in western Canada	**19,851**	14,459	18,485	16,485	10,605

Notes:

[1] *EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, Trinidad computes EBITDA on a consistent basis for each reporting period.*

[2] *EBIT is EBITDA less depreciation and amortization.*

[3] *Return on equity was calculated by dividing net income by quarterly weighted average unitholders' (shareholders') equity.*

[4] *Book value per unit was calculated by dividing unitholders' (shareholders') equity by number of units (shares) outstanding at end of year.*

[5] *1999 data represents the 13-month period ended December 31, 1999.*

[6] *Net income before re-organization expenses.*

JADE DRILLING INC.

- and -

J.S.E. HOLDINGS LTD.

- and -

285558 ALBERTA LTD.

- and -

TRINIDAD DRILLING LTD.

ASSET PURCHASE AGREEMENT

October 21, 2004

TABLE OF CONTENTS

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TABLE OF CONTENTS
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Page

TABLE OF CONTENTS
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Page

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT made as of the 21st day of October, 2004.

AMONG:

JADE DRILLING INC., a corporation continued pursuant to the laws of the Province of Alberta

- and -

J.S.E. HOLDINGS LTD., a corporation continued pursuant to the laws of the Province of Alberta

- and -

285558 ALBERTA LTD., a corporation continued pursuant to the laws of the Province of Alberta

- and -

TRINIDAD DRILLING LTD., a corporation amalgamated pursuant to the laws of the Province of Alberta

WHEREAS the Vendors desire to sell, transfer and assign to the Purchaser and the Purchaser desires to purchase from the Vendors the Purchased Assets on the terms and conditions set forth herein;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree with each other as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, including the recitals and any Schedules hereto, the following words and phrases shall have the following meanings unless the context otherwise requires:

(a) "**285558**" means 285558 Alberta Ltd., a corporation continued pursuant to the laws of the Province of Alberta.

(b) "**Addition**" has the meaning ascribed thereto in Section 3.9.

(c) "**Additional Indemnitees**" means, with respect to any Person to which an indemnity is granted pursuant to Article 9, its affiliates and the respective trustees, directors, officers, shareholders, unitholders, servants, agents and employees of that Person and its affiliates.

(d) "**affiliate**" means, in relation to any Person, any other Person that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to "affiliate", "control" means the possession, directly or indirectly, by such Person of the power to direct or cause the

direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(e) "**Agreement**" means this asset purchase agreement and the Schedules hereto and includes any agreement amending this agreement or any agreement or instrument which is supplemental or ancillary thereof.

(f) "**Agreement Default**" means any material misrepresentation or material breach of warranty made by a Party, or the failure of a Party to perform or observe in any material respect any of the covenants or agreements to be performed by such Party under this Agreement or any agreement or other certificate or instrument delivered in connection herewith.

(g) "**Applicable Law**" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

(h) "**Applicable Privacy Laws**" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(i) "**Asset Statement**" has the meaning ascribed thereto in Subsection 2.6(d).

(j) "**Authorized Authority**" means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(k) "**Business Day**" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

(l) "**Cash Portion**" has the meaning ascribed thereto in Section 2.2.

(m) "**Certificate of Dispute**" has the meaning ascribed thereto in Subsection 2.6(e)(ii).

(n) "**Claim**" has the meaning ascribed thereto in Subsection 9.5(a).

(o) "**Closing**" means the transfer by each Vendor to the Purchaser of its entire right, title and interest in and to the Purchased Assets and the payment by the Purchaser to the Vendors

of the Purchase Price and the completion of all matters incidental thereto which are contemplated by this Agreement.

(p) "**Closing Date**" means the Financing Completion Date (which is anticipated to be November 10, 2004) or such earlier or later date as the Parties may agree in writing; provided that, the Closing Date may be no later than December 15, 2004 without the prior written consent of the Parties.

(q) "**Customer List**" has the meaning ascribed thereto in Subsection 4.1(s).

(r) "**Deemed Value Per Trust Unit**" has the meaning ascribed thereto in Section 2.4.

(s) "**Direct Claim**" has the meaning ascribed thereto in Subsection 9.5(a).

(t) "**Disclosed Personal Information**" has the meaning ascribed thereto in Section 12.1.

(u) "**Disclosure Documents**" has the meaning ascribed thereto in Section 3.3.

(v) "**Documents**" means all contracts, agreements, documents, permits, licenses, certificates, maintenance records, plans, drawings, specifications, reports, compilations, analysis, studies, financial statements, budgets, market surveys, corporate records, the Warranties and Guarantees and any other documents or information of whatsoever nature relating to each Vendor's business and any and all rights in relation thereto.

(w) "**Environmental Law**" means any requirement pursuant to Applicable Law relating to the protection of human health, safety or the environment or to emissions, discharges or Releases of pollutants, contaminants, or chemicals, or industrial, toxic or hazardous substances or wastes, into the environment (including structures, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes, including petroleum and petroleum products and byproducts.

(x) "**Environmental Permits**" has the meaning ascribed thereto in Subsection 4.1(bb)(xvi).

(y) "**Equity Financing**" has the meaning ascribed thereto in Subsection 5.1(b).

(z) "**Excluded Assets**" means those assets more particularly described in Schedule 1.1(z).

(aa) "**Financing Completion Date**" means the date on which the closing of the Equity Financing occurs.

(bb) "**Forfeited Amount**" has the meaning ascribed thereto in Subsection 2.6(d).

(cc) "**GAAP**" or "**Generally Accepted Accounting Principles**" means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years.

(dd) "**Goodwill**" means the goodwill associated with the operation of the business of each Vendor including, but not limited to, the name, Customer List, earning power, reputation

and knowledge which is of a commercial nature and which contributes to the success of such Vendor's business.

(ee) "**GST**" means the goods and services tax imposed under Part IX of the *Excise Tax Act* (Canada).

(ff) "**Hazardous Material**" means any chemicals or other materials or substances that are defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "pollutants", "contaminants", or words of similar import under any Environmental Law, including petroleum and petroleum products and byproducts and radioactive materials (including naturally occurring radioactive materials); and any other chemical, material or substance, the presence of or exposure to which is prohibited, limited or regulated by any Authorized Authority under any Environmental Law.

(gg) "**Holdback Amount**" has the meaning ascribed thereto in Subsection 2.6(a).

(hh) "**Holdback Holder**" has the meaning ascribed thereto in Subsection 2.6(a).

(ii) "**Improvements**" means all buildings, structures, fixtures, underground servicing, parking areas and other improvements situate on the Real Property, including, without limitation, heating, ventilating and air-conditioning equipment, floor coverings, window coverings, electrical and light fixtures, emergency power generators, fire detection and alarm systems, security access and monitoring systems, voice communication systems, pylon signs and other permanent installations.

(jj) "**including**" and "**includes**" means "including, without limitation" and "includes, without limitation", respectively.

(kk) "**Indemnified Losses**" means, in relation to any Person, any and all liabilities, indebtedness, obligations, losses, damages, claims, assessments, fines, penalties, costs, fees and expenses of every kind, nature or description suffered or incurred by such Person, whether fixed or contingent (excluding in all instances punitive and exemplary damages), known or unknown, suspected or unsuspected, or foreseen or unforeseen, and whether based on contract, tort, statute or other legal or equitable theory of recovery, including interest which may be imposed in connection therewith, court costs, costs resulting from any judgments, orders, awards, decrees or equitable relief.

(ll) "**Indemnifier**" means any Person granting an indemnity pursuant to Sections 9.1 or 9.2.

(mm) "**Indemnitee**" means any Person indemnified pursuant to Sections 9.1 or 9.2.

(nn) "**Independent Valuator**" means an equipment appraiser, business valuator, chartered accountant or firm of chartered accountants as chosen by the Vendors from amongst two candidates put forward by the Purchaser which is, where applicable, "independent" to the Purchaser and the Vendors, as such term is defined in accordance with GAAP.

(oo) "**Intellectual Property Rights**" means any statutory or common law rights of each Vendor in any jurisdiction, including the registration or application for registration of such rights, provided under: (i) patent law; (ii) copyright law; (iii) trade-mark law, including trade names; (iv) design patent or industrial design law; (v) semi-conductor chip or mask work law; and any other statutory provision or common law principle

applicable hereto which may provide a right in either: (A) ideas, formulae, algorithms, concepts, inventions or know-how generally, including confidential information or trade secret law; or (B) the expression of such ideas, formulae, algorithms, concepts, inventions or know-how, and specifically includes all rights of the Vendors to the names "Jade Drilling" and "J.S.E. Holdings" and any logos associated therewith.

(pp) "**Interim Period**" has the meaning ascribed thereto in Subsection 8.1(a).

(qq) "**Jade**" means Jade Drilling Inc., a corporation continued pursuant to the laws of the Province of Alberta.

(rr) "**J.S.E.**" means J.S.E. Holdings Ltd., a corporation continued pursuant to the laws of the Province of Alberta.

(ss) "**Letter Agreement**" means the letter agreement dated October 7, 2004 among the Purchaser and the Vendors.

(tt) "**Liabilities**" shall include, without limitation, any direct or indirect indebtedness, guarantee, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, known or unknown, fixed or unfixed, choate or inchoate, liquidated, unliquidated, secured or unsecured.

(uu) "**Lien**" means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right, registration or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property.

(vv) "**Material Contract**" has the meaning ascribed thereto in Subsection 4.1(u).

(ww) "**Notice of Loss**" has the meaning ascribed thereto in Subsection 8.2(b).

(xx) "**Parties**" means each of the Vendors and the Purchaser and "**Party**" means one of them.

(yy) "**Permitted Encumbrances**" means the encumbrances and registrations registered against title to the Real Property or against the Tangibles as set out in Schedule 1.1(yy).

(zz) "**Person**" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(aaa) "**Personal Information**" means information about an individual transferred to one Party by another in accordance with this Agreement and/or as a condition of the transaction contemplated hereby.

(bbb) "**Personnel List**" has the meaning ascribed thereto in Subsection 4.1(t).

(ccc) "**Professional Fees**" means reasonable fees and disbursements of legal counsel, consultants and expert witnesses and other reasonable out-of-pocket expenses incurred in connection therewith.

(ddd) "**Purchase Price**" has the meaning ascribed thereto in Section 2.2.

(eee) "**Purchased Assets**" means all right, title and interest of the Vendors in and to the Tangibles, the Spare Parts, the Intellectual Property Rights, the Real Property, the Improvements, the Goodwill, the Customer List, the Warranties and Guarantees, the Real Property Warranties and Guarantees, the Material Contracts, including the leases, transferred to the Purchaser in accordance with Subsection 5.1(r), but excluding the Excluded Assets.

(fff) "**Purchaser**" means Trinidad Drilling Ltd., a corporation amalgamated pursuant to the laws of the Province of Alberta.

(ggg) "**Purchaser's Counsel**" means the law firm of Blake, Cassels & Graydon LLP.

(hhh) "**Real Property**" means the real property situate at 1511-10th Street, Nisku, Alberta and legally described as Plan 8022612, Block 2, Lot 4, Excepting Thereout All Mines and Minerals.

(iii) "**Real Property Documents**" means all documents in the possession or control of the Real Property Vendor and applicable to the Real Property, which shall include, without limitation, the following:

(i) a current real property report prepared by and under the seal of an Alberta Land Surveyor showing the location of the Improvements erected on the Real Property, setting out the boundaries and dimensions of the Real Property, the front, rear and side yard dimensions as set back, entrances and exits from the Real Property, any encroachments over the Real Property, the locations of any easements, rights-of-way or other rights or restrictions which affect the Real Property, including ramps and driveways providing access, together with the certificate of compliance thereon issued by the Authorized Authority having jurisdiction and indicating that the location of the Improvements on the Real Property complies with the location requirements of the applicable land use bylaw, and together with a certificate of a senior officer of the Real Property Vendor stating that no external improvements, additions or alterations have been made to the Improvements subsequent to the completion of such real property report;

(ii) copies of all agreements with Authorized Authorities relating to the development and operation of the Real Property and the construction of the Improvements;

(iii) copy of the restrictive covenant dated November 15, 1997 which is referenced in the caveat registered against title to Real Property as instrument number 972 358 753;

(iv) copies of all common area, property tax and operating expense recovery billings submitted to the Real Property Vendor for the most recently completed fiscal year of the Real Property;

(v) originals or legible copies of all material records, financial statements, ledgers and other documents and agreements relating to the Real Property and its operation in the Real Property Vendor's possession or control, including all records kept in accordance with all applicable provincial and municipal fire regulations, such as records relating to inspections, checks and tests of fire extinguishers, loudspeakers, sprinklers and other life safety systems;

(vi) all plans, specifications and drawings for the Real Property, including for all completed Improvements, a set of "as built" plans and original working drawings and specifications for and related to the Improvements and all architectural, structural, electrical and mechanical drawings, plans, specifications, test results from engineers, architects and others relating to the Real Property and related materials;

(vii) copies of all development permits, building permits, and other operating permits and licenses relating to the Real Property together with a development completion certificate for each such development permit or a letter from the responsible municipal development officer stating the outstanding development obligations to be fulfilled before the development completion certificate can be issued, and together with an occupancy permit for each building or a letter from the responsible municipal building inspector stating the outstanding building obligations to be fulfilled before the occupancy permit can be issued;

(viii) a list of all major or extraordinary repairs made by the Real Property Vendor or of which the Real Property Vendor is aware with respect to the Real Property;

(ix) all documents pertaining to the environmental status of the Real Property in the Real Property Vendor's possession or control, including all permits, test reports or certificates of approval in respect of the storage or Release on, above or below the surface of the Real Property of any radioactive, toxic or hazardous substances or materials;

(x) copies of all insurance policies affecting the Real Property;

(xi) copies of the Real Property Warranties and Guarantees presently in place; and

(xii) copies of any service contracts presently in place.

(jjj) "**Real Property Holdback Amount**" has the meaning ascribed thereto in Section 2.10.

(kkk) "**Real Property Vendor**" means Jade.

(lll) "**Real Property Warranties and Guarantees**" means all warranties, guarantees or contractual obligations that entitle the Vendors to any rights against a consultant, contractor or supplier engaged in the design, construction or maintenance of the Real Property or any part of the Real Property.

(mmm) "**Release**" means any actual or threatened release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment or any structure.

(nnn) "**Release Date**" means the 45th day following the Closing Date.

(ooo) "**Shareholders**" means, **[deleted to maintain confidentiality]**, each a "**Shareholder**".

(ppp) "**Spare Parts**" means all of the spare and replacement parts and replacement accessories for or associated with the Tangibles currently in possession of any of the Vendors or that may come into possession of any of the Vendors after the date hereof and prior to the Time of Closing, including all of the spare and replacement parts and replacement

accessories for or associated with the items of personal property set forth in Schedule 1.1(qqq)

(qqq) "**Tangibles**" means all right, title and interest of each of the Vendors in and to the items of personal property set forth in Schedule 1.1(qqq).

(rrr) "**Third Party**" has the meaning ascribed thereto in Subsection 9.5(a).

(sss) "**Third Party Claim**" has the meaning ascribed thereto in Subsection 9.5(a).

(ttt) "**Time of Closing**" means 6:45 a.m. on the Closing Date (or such other time as the Parties may agree) when the Closing is scheduled to occur.

(uuu) "**Trinidad Energy**" means Trinidad Energy Services Income Trust, a trust existing pursuant to the laws of the Province of Alberta.

(vvv) "**Trust Units**" means trust units in the capital of Trinidad Energy.

(www) "**TSX**" means the Toronto Stock Exchange.

(xxx) "**Vendors**" means, jointly and severally, Jade, J.S.E. and 285558, and includes any divisions or subdivisions, whether operating under registered trade names or not, of Jade, J.S.E. and 285558, each a "**Vendor**".

(yyy) "**Vendors' Counsel**" means the law firm of McLennan Ross LLP.

(zzz) "**Warranties and Guarantees**" means all warranties, guarantees or contractual obligations that entitle any Vendor to any rights against a consultant, contractor or supplier engaged in the design, construction, use or maintenance of the Purchased Assets or any part of the Purchased Assets which are capable of transfer to the Purchaser.

1.2 References and Headings

The references "hereunder", "herein", "hereby" and "hereof" refer to the provisions of this Agreement and references to Articles, Sections, Subsections and Schedules herein refer to articles, sections, subsections or schedules of this Agreement. Any reference to time shall refer to Calgary time. The headings of the Articles, Sections, Schedules and any other headings, captions or indices herein are inserted for convenience of reference only and shall not be used in any way in construing or interpreting any provision hereof.

1.3 Canadian Dollars

All dollar amounts referred to in this Agreement are in Canadian funds, unless otherwise indicated herein. All payments contemplated herein shall be by wire transfer, certified cheque or bank draft issued by a Canadian bank or such other transfer of immediately available funds as may be acceptable to the Parties.

1.4 Singular/Plural; Derivatives

Whenever the singular or masculine or neuter is used in this Agreement, it shall be interpreted as meaning the plural or feminine or body politic or corporate, and vice versa, as the context requires. Where a term is defined herein, a capitalized derivative of such term shall have a corresponding meaning unless the context otherwise requires.

1.5 Statutory References

Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing the statute so referred to or the regulations made pursuant thereto.

1.6 Conflicts

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of any Schedule hereto or any document delivered pursuant to this Agreement, the provision of the body of this Agreement shall prevail.

1.7 Accounting References

Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, the same shall be done in accordance with Generally Accepted Accounting Principles except where the application of such principles is inconsistent with, or limited by, the terms of this Agreement.

1.8 Computation of Time Periods

Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day. To the extent that interest is calculated for a period ending on a day that is not a Business Day, the last day of such period, for the purposes of calculating interest, shall extend to the next following Business Day.

1.9 Schedules

The following Schedules are attached hereto and made part of this Agreement:

Schedule 1.1(z) – Excluded Assets
Schedule 1.1(yy) – Permitted Encumbrances
Schedule 1.1(qqq) – Tangibles
Schedule 2.2 – Vendor Allocation
Schedule 2.9 – Allocation of Purchase Price
Schedule 4.1(l) – Encumbrances
Schedule 4.1(s) – Customer List
Schedule 4.1(t) – Personnel List
Schedule 4.1(u) – Material Contracts
Schedule 4.1(z) – Employee Benefits and Pension Plans
Schedule 5.1(h) – Form of Release
Schedule 5.1(k) – Form of General Conveyance
Schedule 5.1(s) – Form of Non-Competition Agreement

ARTICLE 2
SALE AND CONVEYANCE

2.1 Purchase and Sale of Purchased Assets

Subject to the terms and conditions hereof, at the Time of Closing, each Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase and receive from each Vendor, such Vendor's entire right, title and interest in and to the Purchased Assets for the Purchase Price as determined by the provisions of Section 2.2.

2.2 The Purchase Price

Subject to the provisions of Sections 2.5, 2.6, 2.7 and 2.10, the Purchaser and the Vendors agree that the purchase price for the Purchased Assets (the "**Purchase Price**") will be an aggregate of $87,625,000 (inclusive of the Holdback Amount and the Real Property Holdback Amount and subject to reduction in accordance with Subsection 8.2(c)), payable as to $78,862,500 in cash (the "**Cash Portion**") with the balance payable through the delivery of Trust Units with a deemed aggregate value of $8,762,500. The Trust Units will be issued by Trinidad Energy at the Deemed Value Per Trust Unit as determined pursuant to Section 2.4. The Purchase Price (less the Holdback Amount and the Real Property Holdback Amount and net of any adjustments contemplated by Section 2.7 or any reduction in accordance with Subsection 8.2(c)) shall be paid to the Vendors on the Closing Date, on a pro rata basis in accordance with the percentages set forth in Schedule 2.2.

2.3 Payment of the Purchase Price

The Purchaser covenants that the Purchase Price (less the Holdback Amount and the Real Property Holdback Amount and net of any adjustments contemplated by Section 2.7 or any reduction in accordance with Subsection 8.2(c)) shall be paid to the Vendors at the Time of Closing by the Purchaser delivering: (i) wire transfers, certified cheques or bank drafts in an amount equal to the Cash Portion (less the Holdback Amount and the Real Property Holdback Amount and net of any adjustments contemplated by Section 2.7 or any reduction in accordance with Subsection 8.2(c)) issued in favour of the Vendors, on a pro rata basis in accordance with the percentages set forth in Schedule 2.2 or as otherwise directed by the Vendors in writing; and (ii) certificate or certificates, registered as directed by the Vendors, in respect of the Trust Units, on a pro rata basis in accordance with the percentages set forth in Schedule 2.2 or as otherwise directed by the Vendors in writing.

2.4 Issuance of Trust Units

The Trust Units will be issued by Trinidad Energy at a deemed value per Trust Unit (the "**Deemed Value Per Trust Unit**") equal to the price per Trust Unit obtained by Trinidad Energy pursuant to the Equity Financing. The Parties acknowledge and agree that the issuance of any Trust Units and the Deemed Value Per Trust Unit shall be subject to the prior approval of the TSX and compliance with Applicable Law. Each Vendor acknowledges that the Trust Units may be subject to hold periods in accordance with the provisions of Applicable Law and the rules of the TSX and agrees that any certificates representing the Trust Units will bear a legend to that effect.

2.5 Alternative Cash Acquisition

If the Trust Units are not eligible for the four month hold period contemplated by Multilateral Instrument 45-102, *Resale of Securities*, or if the Trust Units are subject to hold periods of more than four months in accordance with the provisions of Applicable Law and the rules of the TSX and the Vendors do not agree in writing to any hold period of more than four months from and after the Closing Date, then the

Purchaser may, at its option, close the transaction contemplated hereby by increasing the Cash Portion by $8,762,500 in lieu of delivering the Trust Units to the Vendors.

2.6 Holdback Respecting Asset Condition

(a) At the Time of Closing, an aggregate of $8,000,000 of the Cash Portion (the "**Holdback Amount**") will be retained from the Vendors on a pro rata basis in accordance with the percentages set forth in Schedule 2.2 and deposited in trust with the Vendors' Counsel (the "**Holdback Holder**").

(b) The Holdback Holder may deposit the Holdback Amount in an interest bearing account with a Canadian chartered bank, credit union or trust company authorized to carry on business in Alberta, provided that the Holdback Holder shall not be obligated to deposit the Holdback Amount in an interest bearing account if the period of such deposit is or is expected to be less than 30 days or the Parties otherwise agree.

(c) Interest earned on the Holdback Amount, if any, shall be paid in the same manner as the Holdback Amount, interest to follow the principal.

(d) On or prior to the Release Date: (i) the Purchaser shall conduct a physical inspection of the Tangibles; and (ii) the Purchaser shall deliver to the Vendors a written summary (the "**Asset Statement**") providing the Vendors with reasonable details as to how the Forfeited Amount (as described below) was determined. If: (i) any of the Tangibles are not in existence or are not in good working order in all material respects, reasonable wear and tear excepted; or (ii) any of the Tangibles remain subject to any Lien other than a Permitted Encumbrance, the Purchase Price shall be adjusted downward by an amount equal to the fair market value of any missing Tangibles, plus the cost to bring any Tangibles into good working order in all material respects, plus the amount required to give free and clear title to all of the Tangibles to the Purchaser (such amount being referred to as the "**Forfeited Amount**"); provided that, in the event that the Forfeited Amount as set forth in the Asset Statement is less than $50,000, or if the Purchaser fails to so deliver an Asset Statement by the Release Date, for the purposes of this Section 2.6 only, all of the Tangibles shall be conclusively deemed to be in existence and in good working order in all material respects, reasonable wear and tear excepted.

(e) The Holdback Holder shall hold and distribute the Holdback Amount as follows:

(i) In the event that the Purchaser has, on or before 5:00 p.m. (Calgary time) on the Release Date, delivered to the Holdback Holder the Asset Statement and a certificate certified by an officer of the Purchaser:

(A) stating that in the *bona fide* opinion of such officer, one or more of the Tangibles is not in existence or is not in good working order in all material respects, reasonable wear and tear excepted and/or that Liens, other than Permitted Encumbrances, remain against any of the Tangibles;

(B) identifying the Tangibles alleged to be missing, not in good working order in all material respects or subject to Liens, other than Permitted Encumbrances, and giving reasonable details of such claim; and

(C) setting forth the Forfeited Amount,

the Holdback Holder shall:

(D) as soon as is reasonably possible following receipt of the Asset Statement, deliver to the Vendors a copy of such Asset Statement along with a wire transfer, bank draft, certified cheque, or solicitors' trust cheque payable to the Vendors (on a pro rata basis in accordance with the percentages set forth in Schedule 2.2) in an amount equal to the difference between the Holdback Amount and the Forfeited Amount; and

(E) continue to hold the Forfeited Amount and shall not release the same except as required under Subsection 2.6(e)(ii) or with the express written direction of the Vendors and the Purchaser or except as may be ordered by any Court of competent jurisdiction.

(ii) The Purchaser shall provide to the Vendors the right to review the Asset Statement at the earliest opportunity following its preparation and shall provide full access to the working papers of the Purchaser to aid in such review. The Vendors shall have five Business Days after delivery of the Asset Statement in accordance with Subsection 2.6(e)(i)(D) to deliver to the Purchaser and to the Holdback Holder a notice (the "**Certificate of Dispute**") disputing, in reasonable detail, the Purchaser's claim to the Forfeited Amount or some portion thereof. If the Vendors fail to deliver a Certificate of Dispute to the Purchaser and to the Holdback Holder in such manner, the Holdback Holder shall unconditionally release, as soon as is reasonably possible, the Forfeited Amount to the Purchaser. If the Vendors do deliver a Certificate of Dispute to the Purchaser and to the Holdback Holder in the manner set forth above disputing the Purchaser's claim to all or a portion of the Forfeited Amount, then the Holdback Holder shall unconditionally release to the Purchaser, as soon as is reasonably possible, such portion of the balance of the Forfeited Amount as is claimed by the Purchaser but which is not in dispute, and continue to hold the balance of the Forfeited Amount until the Holdback Holder is provided with a joint written direction of the Purchaser and the Vendors instructing the Holdback Holder as to how such balance of the Forfeited Amount is to be delivered or except as may be ordered by any Court of competent jurisdiction.

(iii) In the event that no Asset Statement has been delivered to the Holdback Holder on or before 5:00 p.m. (Calgary time) on the Release Date, the Holdback Holder shall, on the Release Date, or as soon as is reasonably possible thereafter, deliver to the Vendors wire transfers, bank drafts, certified cheques or solicitors' trust cheques, payable to the Vendors (on a pro rata basis in accordance with the percentages set forth in Schedule 2.2) in a sum equal to the entirety of the Holdback Amount.

(f) If the Vendors deliver a Certificate of Dispute in accordance with Subsection 2.6(e)(ii) and if the Certificate of Dispute is disputed by any of the Parties and they fail to resolve such dispute forthwith, then at the written request of any Party (with concurrent delivery of notice of the same to the Holdback Holder), the Independent Valuator shall be promptly engaged to resolve such dispute and the Independent Valuator shall be required to render its decision without qualifications, other than the usual qualifications relating to engagements of this nature, within ten Business Days after the dispute is referred to it. The decision of the Independent Valuator shall be final and binding and the Parties agree

to give, within three Business Days of the Independent Valuator's decision, a joint written direction to the Holdback Holder consistent with the decision of the Independent Valuator. The fees and expenses of the Independent Valuator shall be shared as to 50% by the Vendors and as to 50% by the Purchaser.

(g) In the event that joint written instructions are required from the Purchaser and the Vendors regarding the distribution or payment of the Forfeited Amount or any part of the Forfeited Amount and the Vendors or the Purchaser fail to provide the same or there is an order of any court of competent jurisdiction for a third party claim or garnishment respecting the Holdback Amount or any part of the Holdback Amount, or for any reason the Holdback Holder wishes to cease holding the Holdback Amount or any portion thereof; provided that, the Holdback Holder makes this latter decision in good faith and not to give one Party preference over the other, then the Holdback Holder shall be at liberty at any time to apply to have the Holdback Amount, or the balance remaining of the Holdback Amount (other than amounts out of the Forfeited Amount that the Holdback Holder is already obliged to release hereunder), paid into court, less the reasonable fees and disbursements of the Holdback Holder incurred in making an application to the court, and upon payment into court as provided by such court order, the Holdback Holder shall be relieved of any obligation with respect to the Holdback Amount.

2.7 Adjustments

(a) Subject to the clarifications and the qualifications set forth in this Section 2.7, adjustments shall be made as of the Closing Date for all expenses in respect of the Real Property, including, without limitation, property taxes, local improvement levies, common area and shared equipment expenses (if any), utilities, licenses necessary for the operation of the Real Property and all other items normally adjusted in Alberta between a vendor and purchaser in respect of the sale of a property similar to the Real Property.

(b) A statement of adjustments shall be delivered to the Purchaser's Counsel by the Vendors' Counsel at least 5 Business Days prior to the Closing Date and shall have annexed to it complete details of the calculations used by the Real Property Vendor to arrive at all debits and credits on the statement of adjustments. The Real Property Vendor shall give the Purchaser's Counsel and the Purchaser's employees, agents and accountants access to the Real Property Vendor's working papers in order to confirm the statement of adjustments.

(c) The Real Property Vendor shall receive all income and pay all expenses in respect of the Real Property for the Closing Date.

(d) Insurance shall remain the responsibility of the Real Property Vendor until the Closing Date in accordance with Subsection 8.2(a).

2.8 Readjustments

If the property taxes with respect to the Real Property are assessed, reassessed or any supplemental assessment is levied for any period prior to the Closing Date and such assessment, reassessment or supplemental levy results in the Purchaser being entitled to a refund or a credit of property taxes or being required to pay any additional taxes to the local authority, then, the Vendors and Purchaser shall make a further adjustment post-Closing to give the Vendors the benefit or the burden of that portion thereof attributable to the period prior to the Closing Date.

2.9 Allocation of Purchase Price

At Closing, the Purchase Price will be allocated among the Purchased Assets in accordance with Schedule 2.9.

2.10 Holdback Respecting Registration of Transfer of Land

(a) At the Time of Closing, an aggregate of $3,750,000 of the Cash Portion, net of any adjustments contemplated by Section 2.7 (the "**Real Property Holdback Amount**"), will be retained from the share of the Cash Portion payable to Jade and deposited in trust with the Holdback Holder in the same manner as set out in Subsections 2.6(a) and 2.6(b) with respect to the Holdback Amount, *mutatis mutandis.*

(b) The Holdback Holder shall, within one Business Day following registration of title to the Real Property in the name of the Purchaser free and clear of all Liens (excepting only the Permitted Encumbrances), deliver to Jade bank drafts, certified cheques or solicitors' trust cheques, payable to Jade in a sum equal to the entirety of the Real Property Holdback Amount together with interest earned thereon, if any.

2.11 GST Election

The Purchase Price does not include GST. It is the understanding of the Vendors and the Purchaser as of the date hereof that, subject to the filing of prescribed elections, no GST is exigible in respect of the transfer of the Purchased Assets. At the Time of Closing, each Vendor and the Purchaser shall execute jointly an election under Section 167 of the *Excise Tax Act* (Canada) in respect of the Purchased Assets conveyed by such Vendor and the Purchaser shall file such elections with its GST return for the reporting period in which the Closing occurs.

ARTICLE 3
ADDITIONAL COVENANTS

3.1 Location and Possession of Assets

Each Vendor represents and warrants that it has provided to the Purchaser a listing of the exact location of the material assets which comprise the Purchased Assets, current to the Closing Date. Each Vendor covenants that at the Time of Closing, the Purchased Assets shall be physically segregated from and not commingled with the Excluded Assets. The Purchaser shall have ten days from the Closing Date to take physical possession of all of the Purchased Assets, during which time each Vendor shall take reasonable steps to protect and preserve the Purchased Assets in the same manner as it protects and preserves its own. The Purchaser will be entitled to reasonable unrestricted access, during each Vendor's normal business hours, to the Purchased Assets to take possession of the same.

3.2 Offers of Employment

Prior to the Closing Date and conditional upon Closing occurring, the Purchaser (or its nominee) agrees to make offers of employment to all employees of the Vendor, on the same or better terms as enjoyed by such employees as at October 7, 2004, and to assume the respective years of service for those employees of the Vendor who accept such offers. The Purchaser and the Vendors will work together in good faith to coordinate mutually agreeable timing for the delivery of such offers. The Vendor agrees that until the termination of this Agreement, it will not terminate the employment of any of its key employees except as contemplated in this Agreement, without the prior written consent of the Purchaser. Notwithstanding the foregoing, the Purchaser will have no obligation to assume, implement or continue for any such

employees any of the benefits, plans or other obligations described in Subsection 4.1(z); provided, however, that such employees shall be entitled to, where applicable, participate in the Purchaser's existing benefit plans in accordance with the Purchaser's normal business practice.

3.3 Disclosure Obligations

Each Vendor consents to disclosure by the Purchaser and Trinidad Energy (and any affiliate thereof or successor thereto) in any offering memorandum, information circular, prospectus, take-over bid circular, business acquisition report, press release or other document, the form and content of which are subject to or proscribed by Applicable Law (collectively, "**Disclosure Documents**"), of a description of the assets and businesses of such Vendor and such historical financial and operational information for such Vendor as may be required by Applicable Law to be included in any Disclosure Documents. Each Vendor shall use best efforts, exercised in a timely manner so as to permit the Purchaser and/or Trinidad Energy (and any affiliate thereof or successor thereto) to comply with Applicable Law, to obtain the co-operation of its auditors and accounting advisors with the Purchaser and/or its agents, including the Purchaser's auditors, in connection with the review and audit of the financial information respecting such Vendor to be contained in any Disclosure Document. In addition, each Vendor shall use best efforts, exercised in a timely manner so as to permit the Purchaser and/or Trinidad Energy (and any affiliate thereof or successor thereto) to comply with Applicable Law, to obtain from its auditors any required "comfort letter" regarding any of the aforesaid financial information contained in any Disclosure Document and to obtain the consent of its auditors to the inclusion of the auditors' report or reports in respect of any audited financial statements of such Vendor included in any Disclosure Document. The provisions of this Section 3.3 shall survive Closing for a period of three years; provided that, all reasonable costs associated with such audits or reviews will be borne by the Purchaser.

3.4 [Deleted to maintain confidentiality]

3.5 Exclusivity Obligations

None of the Vendors, the Shareholders nor their respective shareholders, directors, officers, employees or agents shall, directly or indirectly, alone or jointly or in concert with any other Person: (i) invite or solicit offers or expressions of interest from third parties for the sale of the Purchased Assets or any securities of any Vendor (or any part of such Purchased Assets or securities); (ii) negotiate with or consider or review unsolicited offers of third parties for the sale of the Purchased Assets or the securities of any Vendor (or any part of such Purchased Assets or securities); or (iii) disclose confidential information to third parties or amend existing confidentiality agreements with third parties in connection with the foregoing, until the earlier of:

(a) written agreement between the Purchaser and the Vendors;

(b) termination of this Agreement by the Purchaser or the Vendors in accordance with the provisions of Section 10.1; and

(c) the Closing.

3.6 Change of Name and Internet Matters

Each Vendor agrees that following Closing it will, as soon as is reasonably possible, and, in any event, within 30 days from the Closing Date:

(a) change its name from either "Jade Drilling Inc." or "J.S.E. Holdings Ltd.", as applicable, and further agrees to not change its name back to a name which uses or includes the

words "Jade" or "J.S.E." or any other form thereof without the prior written consent of the Purchaser; and

(b) relinquish control of and redirect to the Purchaser's website any and all websites respecting such Vendor's business, including the website located at www.jadedrilling.com and cease use of any e-mail addresses with the domain "@jadedrilling.com".

Each Vendor will work with the Purchaser to implement the necessary procedures to ensure that, for a period of six months following the Closing Date, all e-mail coming to the domain "@jadedrilling.com" will be automatically copied and forwarded to the e-mail address "twood@trinidaddrilling.com" or such other e-mail addresses as designated by the Purchaser.

3.7 [Deleted to maintain confidentiality]

3.8 Accounts Receivable

Any accounts receivable or similar payments received by any Vendor in respect of the Purchased Assets which relate to periods subsequent to the Closing Date shall be forthwith remitted to the Purchaser. Any accounts receivable or similar payments received by the Purchaser in respect of the Purchased Assets which relate to periods prior to the Closing Date shall be forthwith remitted to the applicable Vendor.

3.9 Construction of Addition

Jade has commenced construction of an Improvement to the Real Property in accordance with the construction plans provided to the Purchaser (the "**Addition**"). Jade agrees that, to the extent that the construction of the Addition is not completed prior to the Closing Date, it will incur and pay the amount necessary to complete the construction (in form, quality and workmanship acceptable to the Purchaser, acting reasonably) of the Addition on a timely basis in accordance with the construction plans provided above. The Parties agree that the Addition shall comprise a portion of the Tangibles.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Vendors

To induce the Purchaser to enter into this Agreement and complete the transactions contemplated hereby, each Vendor jointly and severally covenants, represents and warrants to and in favour of the Purchaser now as provided in this Section 4.1:

(a) **Standing.** Such Vendor is a corporation, duly organized, validly existing under the laws of the Province of Alberta and duly registered and authorized to carry on business only in the Provinces of Alberta, British Columbia and Saskatchewan and, in the case of J.S.E., also in the Yukon.

(b) **Requisite Authority.** Such Vendor has the requisite corporate capacity, power and authority to execute this Agreement and the other agreements, documents and instruments required to be delivered hereby and to perform the obligations to which it thereby becomes subject.

(c) **No Conflict.** The execution and delivery of this Agreement and the completion of the sale of the Purchased Assets in accordance with the terms of this Agreement are not and

will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval (other than those which will be obtained prior to the Time of Closing):

(i) under any term or provision of the constating documents of such Vendor or any shareholder agreement among any of the Shareholders of such Vendor and/or such Vendor;

(ii) under any permit or authorization of any Authorized Authority to which such Vendor is a party or by which such Vendor is bound;

(iii) of any other Person; or

(iv) under Applicable Law.

(d) **Execution and Enforceability.** Such Vendor has taken all necessary corporate actions to authorize the execution, delivery and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by such Vendor and this Agreement constitutes, and all other documents executed and delivered on behalf of such Vendor hereunder shall, when executed and delivered constitute, legal, valid and binding obligations of such Vendor enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally, and

(ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

(e) **Shareholders. [deleted to maintain confidentiality]**

(f) **Shareholder Agreements.** Any and all shareholder agreements respecting such Vendor and/or any securities of such Vendor will not impact title to, or the value of, the Purchased Assets and will not create any Lien against the Purchased Assets or any liability or obligation of the Purchaser following Closing.

(g) **Directors and Officers. [Deleted to maintain confidentiality]**

(h) **No Subsidiaries.** Such Vendor has no subsidiaries (as such term is defined in the *Business Corporations Act* (Alberta)), and such Vendor has no interest in any other corporation or other unincorporated entity, except as set forth in Schedule 1.1(z) as part of the Excluded Assets.

(i) **Minute Book.** The minute book of such Vendor as provided to the Purchaser's Counsel contains: (i) true and complete copies of any agreements among the Shareholders of such Vendor in respect of the Vendor; and (ii) other than to the extent that the contrary would have a material adverse impact upon the Purchased Assets, the value thereof or the Purchaser's entitlements hereunder, all minutes of meetings or written resolutions of the directors and shareholders of such Vendor held or passed since the date of incorporation, and all such meetings were either duly called and held or any irregularities in holding or

calling such meetings have been waived, and the registers contained in the minute book are accurate and complete.

(j) **Residence.** Such Vendor is resident in Canada for the purposes of the *Income Tax Act* (Canada).

(k) **Litigation.** There are no actions, suits or proceedings existing or pending or threatened against such Vendor which would prevent or hinder the consummation of the transaction contemplated by this Agreement.

(l) **No Encumbrances.** Except for the Liens set out in Schedule 4.1(l) and the Permitted Encumbrances, such Vendor is the absolute beneficial owner of the Purchased Assets with good, beneficial and marketable title thereto, free and clear of all Liens and agreements of whatsoever nature, and such Vendor has good right, full power and absolute authority to sell and assign the Purchased Assets to the Purchaser for the purpose and in the manner as provided in this Agreement and, immediately upon Closing, and subject to the Permitted Encumbrances, the Purchaser will have possession of and may from time to time and at all times thereafter peaceably and quietly have, hold, possess and enjoy the Purchased Assets and every part thereof to and for its own use and benefit without any manner of hindrance, interruption, molestation, claim or demand of, from or by such Vendor or any other Person claiming through such Vendor.

(m) **Non-Permitted Encumbrances.** There is no default nor is there any event that with the passage of time or the giving of notice would constitute a default existing in the performance or observance of the terms and provisions of the Permitted Encumbrances, each of which has been complied with in all respects and is in good standing; no Permitted Encumbrance has been amended, varied or assigned otherwise than as disclosed in this Agreement and each of the Permitted Encumbrances has been duly registered on title to the Real Property. In the case of any Liens against the Real Property which are not Permitted Encumbrances:

(i) the Vendors shall discharge such Liens at its own expense on or before the Closing Date unless the Real Property Vendor has, by agreement with the Purchaser, been provided with closing funds on customary trust conditions allowing for payout of such Liens; and

(ii) the Vendors shall be responsible for paying any prepayment penalties required to secure proper discharges of such Liens.

(n) **Condition of Purchased Assets.** All of the Tangibles are fit for purpose and are in good working order in all material respects, reasonable wear and tear excepted.

(o) **Entirety of Assets.** The Tangibles, the Spare Parts, the Intellectual Property Rights, the Real Property, the Improvements, the Goodwill, the Customer List, the Warranties and Guarantees and the Real Property Warranties and Guarantees, together with the Excluded Assets, comprise a true and complete listing of the assets and other property of the Vendors.

(p) **No Rights to Purchase Purchased Assets.** Other than this Agreement, there is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from such Vendor of any or all of the Purchased Assets.

(q) **No Rights to Purchase Securities.** There exists no agreement, option, right or privilege capable of becoming an agreement, option, right or privilege, for the purchase, subscription or issuance of any of the unissued shares in the capital of such Vendor or for the issue of any other securities of any nature or kind of such Vendor.

(r) **No Unregistered Agreement.** There are no unregistered agreements in respect of access to the Real Property or encroachments by the Improvements onto abutting lands or encroachments onto the Real Property.

(s) **Customer List.** Schedule 4.1(s) is a materially complete and accurate list (the "**Customer List**") of all of the customers of such Vendor to whom services have been provided in connection with the operation of the Tangibles since January 1, 2002, and such list accurately sets forth the contact names and numbers for each customer listed, as well as an estimate of the number of drilling days per customer during such period.

(t) **Personnel List.** Schedule 4.1(t) is a true and complete list (the "**Personnel List**") of all personnel (including employees, contractors and consultants) employed, subcontracted or hired by such Vendor as of the date hereof and the employment contracts, consulting and other agreements, if any, whether written or oral, applicable to each such Person.

(u) **Material Contracts.** Schedule 4.1(u) is a list of each contract or agreement to which such Vendor is a party which could materially affect the business, affairs, operations or financial condition of such Vendor (each, a "**Material Contract**"). Each Material Contract identified in Subsection 5.1(r) to which such Vendor is a party is in full force and effect in accordance with the terms thereof and such Vendor is not in default under any Material Contract identified in Subsection 5.1(r), there is no outstanding notice of cancellation or termination in connection therewith, nor does there exist any event or circumstance which through the passage of time or which as a result of a notice by a third party would become a default by such Vendor under any Material Contract identified in Subsection 5.1(r) relating to such Vendor. Completion of the transactions contemplated by this Agreement will not give rise to a right of termination under any Material Contract identified in Subsection 5.1(r).

(v) **Intellectual Property Rights**. There are no Intellectual Property Rights necessary for the conduct of such Vendor's business as currently conducted other than any common law rights it may have in the name of "Jade Drilling" or "J.S.E. Holdings", as applicable, and any logos associated therewith and except for the computers and software technology utilized by the Vendor, all of which are transferable to the Purchaser.

(w) **GST Registration.** Such Vendor is registered for the purposes of the GST imposed by Part IX of the *Excise Tax Act* (Canada). The GST registration number **[deleted to maintain confidentiality]**.

(x) **Bankruptcy and Insolvency Matters.** No action or proceeding has been commenced or filed by or against such Vendor or which seeks or may lead to receivership, bankruptcy, a consumer proposal or any other similar proceeding in respect of such Vendor, the adjustment, compromise or composition of claims against such Vendor or the appointment of a trustee, receiver, liquidator, custodian or other similar officer for such Vendor or any portion of its assets. No such action or proceeding has been authorized or is being considered by or on behalf of such Vendor and no creditor or equity security holder, if applicable, of such Vendor has threatened to commence or advise that it may commence, any such action or proceeding.

(y) **Labour Matters and Employment Standards.**

(i) Such Vendor is not subject to any agreements with any labour union or employee association and has not made any commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements and there has not been any attempts to organize, certify or establish any labour union or employee association in relation to any of the persons described in the Personnel List;

(ii) There are no existing or threatened labour strikes or labour disputes, grievances, controversies or other labour troubles affecting the Purchased Assets;

(iii) Such Vendor has complied with all laws, rules, regulations and orders applicable to it relating to employment of the persons described in the Personnel List, including those relating to wages, hours, collective bargaining, occupational health and safety, workers' hazardous materials, employment standards, pay equity and workers' compensation. There are no outstanding charges or complaints against such Vendor relating to unfair labour practices or discrimination or under any legislation relating to the Persons described in the Personnel List. Such Vendor has paid in full all amounts owing under all applicable workers' compensation legislation in the provinces in which it conducts operations in connection with the Purchased Assets, and the workers' compensation claims experience in connection with the operation of the Purchased Assets would not permit a penalty reassessment under such legislation; and

(iv) At the Time of Closing, such Vendor will have terminated its employment of all persons described in the Personnel List and will have irrevocably committed to pay in full, within 14 days of the Closing Date, all amounts, obligations and debts owing to any of the Persons described in the Personnel List by such Vendor or incurred by such Vendor in connection with the employment services provided by any of the Persons described in the Personnel List up to and including the Closing Date, including, without limitation, all wages, salary, bonuses, commissions, holiday pay, excluding any severance amounts in lieu of notice of termination without cause; provided that, the bonuses and other amounts payable to Roger Kuzio, Jim Campbell and Mike Wilde pursuant to existing agreements with such persons (true and complete copies of which have been provided to the Purchaser) may be paid by the Vendors on the dates contemplated by such agreements.

(z) **Employee Benefit and Pension Plans**. Such Vendor does not have, and is not subject to, any present or future obligation or liability under any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan or policy, employee group insurance plan, hospitalization plan, disability plan or other employee benefit plan, program, policy or practice, whether formal or informal except as described in Schedule 4.1(z).

(aa) **Deductions at Source**. Such Vendor has fulfilled all requirements under the *Income Tax Act* (Canada) and the regulations thereto, the Canada Pension Plan, the *Employment Insurance Act* (Canada) and any applicable provincial legislation, for withholding of

amounts from the persons described in the Personnel List and has remitted all amounts withheld to the appropriate authorities within the prescribed times.

(bb) **Environmental Matters**. Other than where the contrary would not materially and adversely impact title to, or the value of, the Purchased Assets or would not create any material liability or obligation of the Purchaser following Closing:

(i) Such Vendor has not received any written notice of any non-compliance with Environmental Law.

(ii) Such Vendor has not received any order or directive which relates to environmental matters and which requires any work, repairs, construction, or capital expenditures.

(iii) Such Vendor has not received any demand or notice with respect to the breach of any environmental, health or safety law applicable to such Vendor or any of its business undertakings, including any regulations respecting the use, discharge, storage, treatment, transportation, or disposition of environmental contaminants.

(iv) There are no claims, investigations or inquiries pending or, to the knowledge of the Vendors, threatened against such Vendor (or naming such Vendor as a potentially responsible party) based on non-compliance with any Environmental Law at any of the properties or facilities currently or formerly owned, leased or operated by such Vendor.

(v) Neither such Vendor nor any other Person has, with respect to such Vendor's business, filed any notice under any Environmental Law reporting past or present treatment, storage or disposal of a Hazardous Material or reporting a Release of a Hazardous Material.

(vi) No Lien for: (A) any liability under Environmental Laws; or (B) damages arising from or costs incurred in connection with a Release of a Hazardous Material or other substance into the environment has been filed or is attached to any property of such Vendor or the Purchased Assets.

(vii) Such Vendor has no contingent liability in connection with: (A) the Release of a Hazardous Material or threatened Release of a Hazardous Material into the environment at, beneath or on any property or facility now or previously owned, leased or operated by such Vendor; or (B) the storage or disposal of any Hazardous Material.

(viii) Such Vendor has not received any claim, complaint, notice, letter of violation, inquiry or request for information involving any matter which remains unresolved as of the date hereof with respect to any alleged violation of any Environmental Law or regarding potential liability under any Environmental Law relating to operations or conditions of any facility or property (including off-site storage or disposal of any Hazardous Material from such facility or property) currently or formerly owned, leased or operated by such Vendor.

(ix) To the knowledge of such Vendor, no predecessor in title has received any notice of any violation of any applicable Environmental Law; and to the knowledge of such Vendor, there are no writs, injunctions, orders or judgments outstanding, or

lawsuits, claims, proceedings, actions, prosecutions, charges, hearings or investigations pending or threatened, relating to the ownership, use, maintenance, condition or operation of the Real Property or to the presence, discharge, deposit, escape or release of any Hazardous Material into the natural environment in, on, over, under or at the Real Property, nor is there any basis for such lawsuits, claims, proceedings or investigations being instituted or filed.

(x) No property now or previously owned, leased or operated by such Vendor is, to the knowledge of the Vendors after due investigation, listed on any federal, state or provincial list as a site requiring investigation or cleanup.

(xi) Such Vendor is not transporting, has not transported and is not arranging for the transportation of any Hazardous Material to any location which is listed on any federal, state or provincial list or which is the subject of federal, state, provincial or local enforcement actions or other investigations that would reasonably be expected to lead to material claims against such Vendor for removal or remedial work, contribution for removal or remedial work, damage to natural resources or personal injury.

(xii) There are no sites, locations or operations at which such Vendor is currently undertaking, or has completed, any removal, remedial or response action relating to any such disposal or release, as required by Environmental Laws.

(xiii) Such Vendor does not own or operate any underground storage tanks, treatment, storage or disposal facilities or any solid waste disposal facilities.

(xiv) There have been no environmental audits, tests, investigations or analyses performed with respect to any property or facility currently owned, leased or operated by such Vendor, other than the report delivered in 1997 and prepared by Agra Industries in respect of the Real Property, a copy of which has been provided to the Purchaser.

(xv) Such Vendor has not received notice of and is not aware of any material environmental liabilities related to the Purchased Assets.

(xvi) All environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**") necessary for the ownership, operation, development, maintenance, or use of any of the assets of such Vendor or otherwise in connection with the business or operations of such Vendor have been obtained and maintained in full force and effect; such Vendor has complied with all Environmental Permits in all respects, and there is no action, investigation or proceeding pending or to the knowledge of such Vendor, threatened regarding any Environmental Permit.

(xvii) Such Vendor and the Purchased Assets and the ownership, operation, development, maintenance and use thereof are, in all material respects, in compliance with all Environmental Laws and with all terms and conditions of all Environmental Permits, and all prior instances of non-compliance have been fully and finally resolved to the satisfaction of all governmental authorities with jurisdiction over such matters.

(cc) **Tax Matters.** Such Vendor has duly filed in a timely manner all tax returns required to be filed by it and has promptly paid all taxes and assessments due and owing and has not entered into an agreement, waiver or other arrangement providing for an extension of time with respect to the filing of any tax return, or the payment or assessment of any tax, governmental charge or deficiency, where the contrary would materially and adversely impact title to, or the value of, the Purchased Assets or would create any liability or obligation of the Purchaser following Closing.

(dd) **Business/Part of a Business.** The Purchased Assets owned by such Vendor constitute all or substantially all of the property or assets that reasonably can be regarded as being necessary for carrying on such Vendor's business.

(ee) **Warranties and Guarantees.** All of the Warranties and Guarantees are in good standing and represent all of the warranties and guarantees relating to the Purchased Assets and none of them contain any restrictions on assignment thereof. Neither the Vendors nor, to the knowledge of the Vendors, any other party to a Warranty and Guarantee is in default under or has taken or omitted to take any action which allows for the early termination of, any Warranty and Guarantee.

(ff) **Real Property Warranties and Guarantees.** All of the Real Property Warranties and Guarantees are in good standing and represent all of the warranties and guarantees relating to the Real Property and none of them contain any restrictions on assignment thereof. Neither the Real Property Vendor nor, to the knowledge of the Real Property Vendor, any other party to a Real Property Warranty and Guarantee is in default under or has taken or omitted to take any action which allows for the early termination of, any Real Property Warranty and Guarantee.

(gg) **Taxes and Assessment.** All provincial taxes and municipal taxes, charges, rates, development charges, special levies and assessments, school and water rates and charges are paid in full and will be adjusted as of the Closing Date as provided in Section 2.7.

(hh) **Local Improvement Charges.** There are no local improvement charges, development charges or special levies outstanding against the Real Property nor have the Vendors received any notice of a proposed local improvement charge, development charge or special levy.

(ii) **Building Systems.** The Improvements include all equipment, furnishings, fixtures and inventory necessary for the normal operation of the Real Property. All equipment and systems (including the heating, ventilating, air conditioning, plumbing, electrical and mechanical systems, emergency power generator, elevating devices, fire detection and alarm systems, security access and monitoring systems and voice communication systems) included in the Improvements will be in good operating order and condition, will be suitable and adequate for the purposes for which they have been designed and will have the benefit of any Real Property Warranties and Guarantees in connection with the manufacture and installation of such equipment and systems.

(jj) **Construction of the Improvements.** All Improvements: (i) have been constructed in a good and workmanlike manner and substantially in accordance with plans approved by all requisite governmental agencies having jurisdiction over the Real Property and comply with all agreements, restrictions and regulations registered against the title to or otherwise affecting the Real Property and Applicable Law; (ii) shall be fully operational and in good working order and in a good state of repair; (iii) shall not be adversely

affected by any material defect in its design, construction or structures (including the footings, foundations, bearing walls, cladding or roofing); and (iv) shall have the benefit of all Real Property Warranties and Guarantees in connection with the construction or maintenance.

(kk) **Construction Liens.** As of the Closing Date, all amounts for labour and materials relating to the construction or repair of the Improvements pursuant to the *Builder's Lien Act* (Alberta) shall have been fully paid, and no one has a right to file a lien against the fee simple title to the Real Property in respect thereof.

(ll) **Improvements within Boundaries of the Lands.** The Improvements are located wholly within the boundaries of that subdivided parcel of the Real Property on which they are located and the location and existence of the Improvements do not infringe the provisions of any easement, right-of-way or encumbrance registered against or otherwise affecting the Real Property.

(mm) **Access.** The Real Property has full and free access to and from public highways, which access is sufficient for the purposes of the normal operation of the Real Property, and the Real Property Vendor has no knowledge of any fact or condition that would result in the interruption or termination of such access.

(nn) **Utilities.** All public utilities required for the normal operation of the Real Property connect into the Real Property through adjoining public highways, or if they pass through adjoining private land, do so in accordance with valid registered easements and are sufficient for the operation of the Real Property.

(oo) **Occupation and Operation of the Improvements.** The Improvements are able to be occupied and operated in accordance with their usual use.

(pp) **Licenses, Approvals and Permits.** All necessary licenses, approvals and permits for the construction, occupancy and operation of the Real Property and for its existing use have been obtained.

(qq) **Zoning and Use.** The Real Property is zoned so as to permit the existing use of the Real Property; the Real Property has passed all inspections of all Authorized Authorities having jurisdiction over the Real Property; the Real Property and its existing use comply with all applicable ordinances, zoning by-laws, building codes, covenants, registered restrictions, easements, access encroachments, laws, orders, regulations and federal, provincial and municipal requirements (whether relating to fire, safety, the environment, building standards and set-backs, traffic capacity, health standards or otherwise).

(rr) **No Work Orders.** The Real Property Vendor has not received any written work order, deficiency notice, notice of violation or other similar communication from any municipal or governmental authority, board of insure underwriters, regulatory authority or otherwise that is outstanding requiring or recommending that work or repairs in connection with the Real Property or any part of the Real Property is necessary, desirable or required.

(ss) **No Expropriation.** Neither the Real Property nor any part of the Real Property has been expropriated and there are no existing or, to the knowledge of the Real Property Vendor, contemplated expropriation proceedings or other similar public or private proceedings affecting the Real Property or any part of the Real Property.

(tt) **No Change in Law Affecting the Real Property.** The Real Property Vendor has not received notice, and has no other actual knowledge or information of any pending or contemplated change in any Applicable Law, ordinance or restriction or of any pending or threatened judicial or administrative action or of any natural or artificial condition upon the Real Property or any part of the Real Property any of which would result in any material change in the condition of the Real Property or any part of the Real Property or in any way limit or impede the normal operation of the Real Property or any part of the Real Property for any purpose.

(uu) **No Other Commitments.** Other than the Permitted Encumbrances, the Real Property Warranties and Guarantees and this Agreement, there are no Liens, agreements or other commitments affecting the Real Property by which the Purchaser will be bound from and after the Closing Date.

(vv) **Full Disclosure.** None of the representations and warranties set out in this Section 4.1 contains any untrue statement of a material fact or omits to state any material fact necessary to make any such statement or representation not misleading to a prospective purchaser of the Purchased Assets. The Vendors do not have any information or knowledge of any material facts relating to the business of the Vendors, the Purchased Assets or the Vendors themselves which have not been disclosed to the Purchaser and which individually or in the aggregate would reasonably be expected to have a material adverse effect on the Purchased Assets.

4.2 Representations and Warranties of the Purchaser

To induce the Vendors to enter into this Agreement and complete the transactions contemplated hereby, the Purchaser covenants, represents and warrants to and in favour of the Vendors now as provided in this Section 4.2:

(a) **Standing**. The Purchaser is a corporation, duly organized, validly existing under the laws of its jurisdiction of amalgamation, and duly registered and authorized to carry on business in the Province of Alberta and Trinidad Energy is a mutual fund trust, validly formed under the laws of the Province of Alberta.

(b) **Requisite Authority**. Each of the Purchaser and Trinidad Energy has the requisite corporate and trust capacity, power and authority to execute this Agreement and the other agreements required to be delivered hereby to which it is a party and to perform the obligations to which it thereby becomes subject.

(c) **No Conflict**. The execution and delivery of this Agreement and the completion of the sale and purchase of the Purchased Assets in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval (other than those which will be obtained prior to the Time of Closing):

(i) under any term or provision of the constating documents of the Purchaser or Trinidad Energy;

(ii) under any permit or authorization of any Authorized Authority to which the Purchaser is a party or by which the Purchaser or Trinidad Energy is bound;

(iii) of any other Person; or

(iv) under Applicable Law.

(d) **GST Registration.** The Purchaser is registered for the purposes of the GST imposed by Part IX of the *Excise Tax Act* (Canada). The GST registration number **[deleted to maintain confidentiality]**.

(e) **Execution and Enforceability.** The Purchaser has taken all necessary corporate actions to authorize the execution, delivery and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by the Purchaser and this Agreement constitutes, and all other documents executed and delivered on behalf of the Purchaser or Trinidad Energy hereunder shall, when executed and delivered constitute, legal, valid and binding obligations of the Purchaser or Trinidad Energy, as applicable, enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally, and

(ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

(f) ***Investment Canada Act.*** The Purchaser is not a non-Canadian within the meaning of the *Investment Canada Act* (Canada).

(g) **No Requirements.** Except as may be stipulated as a condition precedent under Section 5.1, there is no requirement on the Purchaser's or Trinidad Energy's part to obtain any authorization, approval, order, license, permit or consent of any Authorized Authority and no registration, declaration or filing by the Purchaser or Trinidad Energy with any such Authorized Authority is required in order for the Purchaser or Trinidad Energy:

(i) to execute and deliver all of the documents and instruments to be delivered by the Purchaser or Trinidad Energy pursuant to this Agreement; and

(ii) to duly perform and observe the terms and provisions of this Agreement.

(h) **Trust Units**

(i) The Purchaser has, or will have prior to the Time of Closing, confirmed that the issuance of the Trust Units to be delivered hereunder has been duly authorized and approved by Trinidad Energy and when delivered hereunder, such Trust Units will be fully paid and non-assessable trust units of Trinidad Energy;

(ii) the Purchaser and Trinidad Energy will take all commercially reasonable steps to comply with the provisions of Multilateral Instrument 45-102 so that the Vendors will be entitled to the four month hold period provided for under Multilateral Instrument 45-102 in respect of the Trust Units issued hereunder; and

(iii) if, prior to the Time of Closing, the Purchaser becomes aware of any hold period relating to the Trust Units issued hereunder of more than four months from the Closing Date, imposed in accordance with the rules of the TSX or Applicable

Law, the Purchaser shall give notice to the Vendors of the particulars of the hold period.

4.3 Reliance and Survival Period

Each Vendor jointly and severally acknowledges and agrees that the Purchaser may rely on the representations and warranties made by the Vendors pursuant to Section 4.1, and the Purchaser acknowledges that the Vendors may rely on the representations and warranties made by the Purchaser in Section 4.2. The representations and warranties of each Party shall survive the Closing and continue in full force and effect for a period of 24 months following the Closing Date.

ARTICLE 5
COMPLETION OF PURCHASE

5.1 Purchaser's Conditions

The obligations of the Purchaser to complete the purchase of the Purchased Assets contemplated herein is subject to the fulfilment of each of the following conditions precedent, unless waived in writing by the Purchaser:

(a) **Vendors' Representations, Warranties and Covenants**. At the Time of Closing, each Vendor shall have executed, delivered and performed all covenants, agreements and documents on its part to be performed hereunder; all representations and warranties contained in Section 4.1 shall be true at the Time of Closing, with the same effect as if made on and as of such date and time and each Vendor shall deliver an officer's certificate executed as of the Time of Closing certifying that: (i) such Vendor has complied with and satisfied all terms, conditions and covenants of this Agreement on its part to be complied with or satisfied at or prior to the Time of Closing; and (ii) all representations and warranties of such Vendor as contained herein are true and correct as of such date and time.

(b) **Equity Financing.** At the Time of Closing, Trinidad Energy shall have obtained external equity financing in respect of the purchase and sale of the Purchased Assets as contemplated hereby, on terms and conditions satisfactory to Trinidad Energy, in an amount not less than **[deleted to maintain confidentiality]**, net of expenses and commissions (the "**Equity Financing**").

(c) **Debt Financing.** At the Time of Closing, the Purchaser shall have obtained debt financing in respect of the purchase and sale of the Purchased Assets, in an amount not less than **[Deleted to maintain confidentiality]**.

(d) **No Material Change**. At the Time of Closing, there shall not have been any material adverse change in the condition (financial or otherwise) of the Purchased Assets from October 7, 2004.

(e) **Due Diligence.** The Purchaser shall have conducted and completed its investigation of the business and affairs of each Vendor and the Real Property and, in its sole and unrestricted discretion, have been satisfied in all respects with the results of such investigation and have determined to proceed with the transaction contemplated hereby.

(f) **Third Party Approvals**. At the Time of Closing, there shall have been obtained the written consents or approvals, in form and substance satisfactory to the Purchaser and the

Purchaser's Counsel, acting reasonably, of any Person or Authorized Authority (including the TSX and Valiant Trust Company, as trustee of Trinidad Energy and any applicable securities regulatory authorities) whose consent to the transactions contemplated hereby is required, and all conditions imposed upon such consents shall have been satisfied and, without limiting the generality of the foregoing, the TSX shall have approved the transactions contemplated hereby, including the issuance and delivery of the Trust Units contemplated hereby, without requiring the approval of the same by Trinidad Energy's unitholders.

(g) **No Actions**. At the Time of Closing: (i) no litigation or proceeding shall be pending or threatened to restrain, set aside or invalidate the transactions contemplated by, or to obtain substantial damages in respect of, this Agreement or any Vendor's ownership of the Purchased Assets or operation of the business of any Vendor; and (ii) no legal or regulatory action or proceeding shall be pending or threatened by any Person to enjoin, restrict or prohibit the transactions contemplated by this Agreement.

(h) **Releases**. At the Time of Closing, each Vendor shall have delivered or caused to have been delivered to the Purchaser duly executed releases, substantially in the form attached hereto as Schedule 5.1(h), from each of **[deleted to maintain confidentiality]**.

(i) **Board Approval**. The Board of Directors of the Purchaser shall have approved the transactions contemplated by this Agreement.

(j) **Corporate Proceedings**. At the Time of Closing, all necessary steps and proceedings of the Vendors and the Shareholders, as approved by the Purchaser's Counsel, shall have been taken to permit the Purchased Assets to be duly and regularly transferred to the Purchaser, and each Vendor shall have delivered certified copies of resolutions of its Shareholders and of the Board of Directors of such Vendor resolving to approve the sale of the Purchased Assets.

(k) **Closing Documents**. Each Vendor shall have executed and delivered to the Purchaser all documents as the Purchaser or the Purchaser's Counsel may reasonably request for the purposes of effecting the transfer and delivery of the Purchased Assets in accordance with the terms of this Agreement, including a General Conveyance, substantially in the form of Schedule 5.1(k) and the GST Elections contemplated by Section 2.11.

(l) **Evidence of Employee Payments**. At the Time of Closing, each Vendor will provide evidence, in form satisfactory to the Purchaser, acting reasonably, that such Vendor has irrevocably committed to pay in full, within 14 days of the Closing Date (except with respect to the three persons specifically identified in Subsection 4.1(y)(iv)), all salaries, benefits and holiday pay for all of such Vendor's employees, accrued up to and including the Closing Date. In addition, the Vendors shall have terminated or otherwise dealt with the Jade Group Employee Profit Sharing Plan (as defined in Schedule 4.1(z)) such that such Jade Group Employee Profit Sharing Plan will not adversely impact title to, or the value of, the Purchased Assets or create any liability or obligation of the Purchaser following Closing.

(m) **Employment Agreements. [Deleted to maintain confidentiality]**

(n) **Transfer of Assets**. At the Time of Closing, the Purchased Assets shall be transferred to the Purchaser free and clear of any Liens whatsoever, except for the Permitted Encumbrances; provided that, with respect to the Tangibles, the Vendors may deliver

separate no-interest letter agreements, in form satisfactory to the Purchaser, duly executed by each secured party or registrant set forth in Schedule 4.1(l), whereby each such secured party or registrant agrees, upon the satisfaction of terms satisfactory to the Purchaser, to release and discharge the Purchased Assets from any and all Liens held by such secured party or registrant.

(o) **Insurance.** The Real Property shall be insurable by the Purchaser (including, without limitation, fire and extended coverage, environmental, liability and property damage, boiler and pressure vessels and loss of rental income insurance) at normal rates for properties similar in age, construction, location and use to the Real Property.

(p) **Vacant Possession.** Vacant possession of the Real Property shall have been given to the Purchaser on the Closing Date.

(q) **Physical Status.** The Purchaser shall have had access to the Real Property and satisfied itself with regard to the physical status of same.

(r) **Transfer of Material Contracts.** At the Time of Closing, the Vendors shall have arranged for the transfer, on terms acceptable to the Purchaser, of the Material Contracts set forth in Schedule 4.1(u) and the motor vehicle leases identified by the personal property registrations set forth in Schedule 1.1(yy).

(s) **Non-Competition Agreements. [Deleted to maintain confidentiality]**

(t) **Phase I Environmental Audit.** The Vendors shall, on or before November 1, 2004, provide the Purchaser with a current Phase I environmental audit, in form satisfactory to the Purchaser, in respect of the Real Property.

(u) **Confirmation of Holdback Amount.** A letter from the Vendors' Counsel, addressed to the Purchaser and the Purchaser's Counsel, acknowledging that the Vendors' Counsel is in receipt of the Holdback Amount and is holding the same in accordance with the terms of Section 2.6, but subject to the provisions of Section 13.15.

5.2 Vendors' Conditions

The obligation of the Vendors to complete the sale of the Purchased Assets contemplated herein is subject to the fulfilment of the following conditions precedent, unless waived in writing by the Vendors:

(a) **Purchaser's Representations, Warranties and Covenants**. At the Time of Closing, the Purchaser shall have executed, delivered and performed all covenants, agreements and documents on its part to be performed hereunder; all representations and warranties contained in Section 4.2 shall be true at the Time of Closing, with the same effect as if made on and as of such date and time and the Purchaser shall deliver an officer's certificate executed as of the Time of Closing certifying that: (i) it has complied with and satisfied all terms, conditions and covenants of this Agreement on its part to be complied with or satisfied at or prior to the Time of Closing; and (ii) all representations and warranties of such Party as contained herein are true and correct as of such date and time.

(b) **Purchase Price**. The Purchaser shall deliver: (i) wire transfers, certified cheques or bank drafts in an aggregate amount equal to the Cash Portion (less the Holdback Amount and the Real Property Holdback Amount and subject to adjustment in accordance with Section 2.7 and reduction in accordance with Subsection 8.2(c)) (on a pro rata basis in

accordance with the percentages set forth in Schedule 2.2 or as otherwise directed by the Vendors in writing) and the certificate or certificates in respect of the Trust Units issued hereunder to the Vendor (on a pro rata basis in accordance with the percentages set forth in Schedule 2.2 or as otherwise directed by the Vendors in writing), all pursuant to Section 2.3; and (ii) by way of wire transfer, certified cheque or bank draft, the Holdback Amount and the Real Property Holdback Amount to the Holdback Holder.

(c) **Regulatory Approvals.** The Purchaser shall have secured all necessary regulatory approvals, including with respect to the issuance of the Trust Units to be issued hereunder, necessary for the performance of this Agreement by the Purchaser.

(d) **Closing Documents**. The Purchaser shall have executed and delivered to the Vendors all documents as the Vendors or the Vendors' Counsel may reasonably request for purposes of effecting the terms of this Agreement.

(e) **Employment Agreements. [Deleted to maintain confidentiality]**

5.3 Satisfaction of Conditions

The Parties covenant and agree to use all reasonable efforts until the Closing Date to take, or refrain from taking any actions, with the intent that the conditions precedent, as set forth in this Article 5, shall be satisfied and all covenants and agreements herein made by them shall have been performed.

5.4 Closing and Closing Date

The Closing shall occur at the offices of Blake, Cassels & Graydon LLP in Calgary, Alberta at the Time of Closing on the Closing Date.

5.5 Delivery of Documents

At the time of Closing, the Vendors shall have delivered to the Purchaser, or have made arrangements satisfactory to the Purchaser, to deliver, in organized form, all Documents and Real Property Documents relating to the Purchased Assets as are in the possession of the Vendors at the Closing Date. Ownership in the Documents shall remain with the Vendors and the Documents shall be returned to the Vendors within two years of the Closing Date; provided that, the Purchaser shall be entitled to make such copies of the Documents as it deems appropriate. In the event that any Vendor removes any original Documents prior to the expiry of such two year period, it shall only do so if it leaves copies of the same with the Purchaser. While the Documents are in the possession of the Purchaser, the Vendors shall, directly or through such Persons as it shall reasonably authorize from time to time, be entitled to reasonable unrestricted access, during the Purchaser's normal business hours, to the Documents to view the same (and to make use of the Purchaser's facilities for making copies of the same from time to time). While the Documents are in the possession of the Purchaser, the Purchaser shall take reasonable steps to protect and preserve the Documents in the same manner as it protects and preserves its own.

5.6 Assignment of Material Contracts and Leases

For each Material Contract and lease transferred to the Purchaser in accordance with the provisions of Subsection 5.1(r), the Purchaser and the applicable Vendor shall enter into a mutually agreeable assignment and novation agreement in respect of the same, pursuant to which the Purchaser shall provide appropriate indemnifications to the applicable Vendor in respect of causes of action arising subsequent to the date of such assignment and novation agreement and the applicable Vendor shall provide appropriate

indemnifications to the Purchaser in respect of causes of action arising prior to the date of such assignment and novation agreement.

ARTICLE 6
RECORDS

6.1 Access to Premises and Records

Subject always to the provisions of Article 7:

(a) Up to and including the Closing Date, unless this Agreement is terminated pursuant to the provisions of Article 10, the Purchaser, the Purchaser's Counsel and the Purchaser's accountants, appraisers and other advisors shall have reasonable access, provided that such access does not adversely affect the day to day operations of the Vendors, to the premises, assets (including the Purchased Assets) and Documents of the Vendors for the purpose of investigating the business and affairs of the Vendors. Without limiting the generality of the foregoing such access shall include access to the following, if, and to the extent, the same are in existence:

(i) all books, financial records, tax returns, internal forecasts, contracts, minute books and other records pertaining to the business, affairs, operations, assets and liabilities of the Vendors;

(ii) detailed description of inventories and fixed assets and all obligations and leases associated with assets of the Vendors;

(iii) contracts, patents and leases pertaining to the business, affairs, operations, assets and liabilities of the Vendors;

(iv) copies of all services and management contracts pertaining to the business, affairs, operations, assets and liabilities of the Vendors;

(v) copies of all available engineering, soil and environmental reports, audits and studies pertaining to the assets of the Vendors;

(vi) lists of all employees and consultants, their remuneration packages, employment contracts, consulting contracts, and employee benefits plans and compensation agreements, including outstanding options to acquire additional securities in the capital of the Vendors;

(vii) true and complete copies of all contracts or commitments for the employment of any officer, individual or agent, including, if applicable, all collective agreements or agreements with or commitments to any labour union, if any;

(viii) full details of current remuneration and benefit arrangements, expense and other allowances and pension and welfare plans, if any;

(ix) employee performance records, if any, and records of employment, if any; and

(x) any other records, documents, facilities and/or assets required by the Purchaser.

(b) The Real Property Vendor shall immediately deliver to the Purchaser for examination by the Purchaser, the Purchaser's Counsel, accountants, appraiser, counsel and other advisors the following:

(i) the Real Property Documents;

(ii) copies of any service contracts, operating agreement, easements, leases or any other agreements affecting the Real Property; and

(iii) all documents pertaining to the environmental status of the Real Property including, without limitation, any permits, test reports, manifests or consent orders in respect of the production, manufacture, transportation across, over or through, storage or location on or beneath the surface of the Real Property of any radioactive, toxic or other noxious substances or materials.

(c) No investigations, inspections, tests or inquiries made by or on behalf of the Purchaser at any time and, unless specifically stated in the applicable covenant, representation or warranty in this Agreement, no disclosure in any Real Property Documents shall have the effect of waiving, diminishing the scope of or otherwise affecting any covenant, representation or warranty made by the Vendors in or pursuant to this Agreement.

(d) Up to and including the Closing Date, unless this Agreement is terminated pursuant to the provisions of Article 10, each Vendor shall cause management of such Vendor, upon reasonable request, to meet with the Purchaser and its representatives during normal business hours at the headquarters of such Vendor to discuss the status of ongoing operations of such Vendor.

ARTICLE 7
CONFIDENTIALITY

7.1 Confidentiality

(a) All documents and information received by the Vendors from the Purchaser or vice versa, and their respective counsel and agents (including this Agreement), shall be treated by the Vendors and the Purchaser, as the case may be, as confidential information and will not be disclosed to others by the Vendors or the Purchaser, except to their respective counsel, auditors and bankers. Neither Party shall disclose the terms of this Agreement (or the fact that it has been signed or the fact that a purchase of the Purchased Assets has been agreed to or is being contemplated) to any other Person (other than such Party's affiliates, directors, officers, consultants, employees, lenders, counsel, accountants or any other advisors on a need-to-know basis who have agreed in writing or who by the nature or their terms of their retainer, engagement or employment are under a duty to keep such terms confidential and to use the information only for the need-to-know basis upon which the information was provided, and for whom such Party shall be liable as a result of any breach of such obligation of confidentiality), except in order to comply with any Applicable Law; provided that, subject to the provisions of Subsection 7.1(b), each Party shall notify the other Party of any proceeding under Applicable Law of which it is aware which may result in disclosure and the other Party may, at its own expense, seek to obtain any protective order to prevent or limit such disclosure. The Parties shall be entitled to all remedies available at law or in equity to enforce, or seek relief in connection with, this confidentiality obligation; provided further that, all monetary damages shall be limited to actual direct damages. The provisions of this Section 7.1 shall survive the Closing Date

for a period of two years; except that, the obligations of the Purchaser pursuant to this Section 7.1 shall terminate on the occurrence of Closing.

(b) Notwithstanding the provisions of Subsection 7.1(a), each Vendor acknowledges and agrees that the Purchaser is wholly-owned by Trinidad Energy, which is a "reporting issuer" in certain jurisdictions and that the Trust Units are listed on the TSX. Each Vendor further acknowledges and agrees that the Purchaser and/or Trinidad Energy may make such press releases respecting the transactions contemplated hereby as they desire; provided that, subject to its obligations to comply with Applicable Law and the requirements of the TSX, prior to issuing any press release, the Purchaser shall provide the Vendors with a copy of the proposed press release for their review and comment.

ARTICLE 8
INTERIM OPERATIONS

8.1 Carrying on Business to Closing Date

(a) Each Vendor shall cause the business of such Vendor to be carried on in the normal and ordinary course during the period from the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with the provisions of Section 10.1 (the "**Interim Period**") and undertakes to notify the Purchaser of any event or occurrence during the Interim Period which might reasonably be considered to have a materially adverse effect on the Purchased Assets or the business of such Vendor.

(b) Except for in the ordinary course of business, consistent with past practice, unless otherwise contemplated herein or approved by the Purchaser in writing, acting reasonably, each Vendor covenants with the Purchaser that during the Interim Period such Vendor shall not:

(i) enter into, amend or terminate in any respect any material contract or agreement, including the making of any material amendment to the terms of employment of employees or the terms on which consultants are retained;

(ii) repurchase, redeem or otherwise acquire any of its shares or otherwise amend the share capital of such Vendor;

(iii) issue or agree to issue any shares of such Vendor or any rights, options or other entitlements relating thereto;

(iv) merge into or with or consolidate with any other Person or acquire all or substantially all of the business or assets of any Person;

(v) make any change in its constating documents or by-laws;

(vi) sell, transfer, lease, licence or otherwise dispose of, or create any Lien on, the whole or any part of the Purchased Assets;

(vii) grant or assume a material security interest to any Person;

(viii) agree to amend, modify, vary, extend, terminate, surrender, or cancel any existing lease or Material Contract or other agreement affecting the Real Property, unless first consented to by the Purchaser;

(ix) carry out any capital improvements, with the exception of the Addition, unless first consented to by the Purchaser; or

(x) do anything that would cause any of the covenants, representations and warranties contained in Section 4.1 to be false or misleading.

(c) Notwithstanding the provisions of Subsection 8.1(b), the Vendors may, prior to the Closing Date and with the written consent of the Purchaser, such consent not to be unreasonably withheld or delayed, reorganize the shareholders of the Vendors; provided that, no such reorganization would have a material adverse effect on the Purchased Assets or the ability of the Vendors to complete the transactions contemplated by this Agreement, or would cause any of the representations and warranties of the Vendors contained in Section 4.1 (other than with respect to Subsection 4.1(e)) to be false or misleading.

8.2 Risk

(a) The Real Property shall be at the risk of the Real Property Vendor until completion of this Agreement. Until completion of this Agreement, the Real Property Vendor shall maintain insurance on the Real Property and the Improvements in such amounts as a careful and prudent owner of similar Real Property and premises would maintain.

(b) If any material loss, damage or contamination to the Real Property or the Improvements occurs on or before the Closing Date, the Real Property Vendor shall promptly deliver a notice (the "**Notice of Loss**") to the Purchaser specifying the nature and extent of the loss, damage or contamination. For the purposes of this Section 8.2, "material loss, damage or contamination" means:

(i) substantial damage to or destruction of the central service systems of any of the Improvements;

(ii) substantial damage to or destruction of more than 10% of the Improvements to the Real Property;

(iii) any other damage, the repair of which cannot be substantially completed within 30 days from the date of delivery of the Notice of Loss; or

(iv) any contamination of the Real Property the cost of remediation of which exceeds $25,000.

(c) If any material loss, damage or contamination to the Real Property or the Improvements occurs on or before the Closing Date and/or the Purchaser is not satisfied with its due diligence investigation of the Real Property, including with respect to the Phase I Environmental Audit contemplated by Subsection 5.1(t), then, at the option of the Purchaser:

(i) the Purchaser shall complete this Agreement on the Closing Date, the Purchaser shall receive any insurance proceeds in respect of the material loss, damage or contamination to the Real Property or the Improvements and the Real Property Vendor shall release its interest in any insurance proceeds in respect of the Real Property and shall pay to the Purchaser any deductible or co-insurance for which the Real Property Vendor is responsible;

(ii) the Real Property Vendor shall diligently repair or cause to be repaired at the sole cost and expense of the Vendors, without expense to the Purchaser, all damage caused to the Improvements or contamination to the Real Property and the amount of any insurance proceeds in respect of the Improvements or the Real Property shall be paid to the Purchaser's Counsel to be held in trust pursuant to an insurance trust agreement to be negotiated between the parties, acting reasonably, and providing that, *inter alia*, such proceeds (to the extent of the cost of such repairs) shall be released to the Real Property Vendor from time to time upon completion of repairs and the Purchaser shall complete this Agreement upon the completion of such repairs or remedial clean up work or, at the option of the Purchaser, at such earlier time on or after the Closing Date as the Purchaser may determine (and the Closing Date shall be extended accordingly); or

(iii) the Cash Portion of the Purchase Price shall be decreased by $3,750,000 (by being deducted from the share of the Cash Portion payable to Jade) and the Closing shall occur as set forth in this Agreement, except that the Real Property shall no longer be included in the definition of Purchased Assets and will instead be included in the definition of Excluded Assets and any provisions in this Agreement relating to the conveyance of the Real Property will be of no force and effect. In addition, the Parties agree to be bound by the provisions of Section 8.3.

8.3 Alternative Acquisition of Real Property

In the event that the Purchaser does not complete the acquisition of the Real Property in accordance with Subsection 8.2(c)(iii), the Purchaser and Jade agree as follows:

(a) Jade shall make the Real Property immediately available for occupation by the Purchaser on the Closing Date and Jade shall lease the Real Property to the Purchaser on a year-to-year basis for gross rent of $60,000 per annum, payable in monthly instalments of $5,000, due on the first day of each month.

(b) Jade shall immediately commence rectifying, at its own cost, on as timely a basis as is reasonably possible, all of the issues and matters contemplated by Subsection 8.2(c) upon which the Purchaser relied in electing to exercise its rights pursuant to Subsection 8.2(c)(iii).

(c) Once the rectification contemplated by Subsection 8.3(b) has been completed in a manner acceptable to the Purchaser, acting reasonably, the Purchaser shall acquire the Real Property for the sum of $3,750,000, subject to such adjustments and conditions as were initially contemplated by this Agreement, had the Real Property been conveyed to the Purchaser on the Closing Date, and Jade and the Purchaser shall work together in good faith to complete the same. Closing of the transaction shall occur 30 days after notification from the Purchaser that the rectification has been satisfactorily completed. Concurrently therewith, the lease contemplated by Subsection 8.3(a) shall terminate.

ARTICLE 9
LIABILITY AND INDEMNIFICATION

9.1 Responsibility of the Vendors

Subject to the limitations set forth herein, each Vendor jointly and severally acknowledges and agrees that it shall:

(a) be liable to the Purchaser, Trinidad Energy and their respective Additional Indemnitees for all Indemnified Losses which any one or more of them may suffer, sustain, pay or incur; and

(b) indemnify and save harmless the Purchaser, Trinidad Energy and their respective Additional Indemnities from and against all Indemnified Losses which may be brought against or suffered by any one or more of them or which any one or more of them may sustain, pay or incur;

as a result of any act, omission, circumstance or other matter, arising out of, resulting from, attributable to or connected with:

(i) the Purchased Assets, the operation of a business or portion thereof associated with or by making use the Purchased Assets, or the operation of the Real Property to the extent that such act, omission, or circumstance or other matter, arises on or before the Time of Closing;

(ii) the Persons described in the Personnel List to the extent that such act, omission, circumstance or other matter, arises on or before the Time of Closing; or

(iii) any Agreement Default made by a Vendor.

9.2 Responsibility of Purchaser

Subject to the limitations set forth herein, the Purchaser hereby acknowledges and agrees that it shall:

(a) be liable to the Vendors and their Additional Indemnitees for all Indemnified Losses which any one or more of them may suffer, sustain, pay or incur; and

(b) indemnify and save harmless the Vendors and their Additional Indemnitees from and against all Indemnified Losses which may be brought against or suffered by any one or more of them or which any one or more of them may sustain, pay or incur,

as a result of any act, omission, circumstances or other matter, arising out of, resulting from, attributable to or connected with:

(i) the Purchased Assets, or the operation of a business or portion thereof associated with or by making use the Purchased Assets, to the extent that such act, omission, or circumstance or other matter, arises subsequent to the Time of Closing; or

(ii) any Agreement Default made by the Purchaser.

9.3 [Deleted to maintain confidentiality]

9.4 Responsibility Extends to Legal Costs and Settlements

Notwithstanding any provision to the contrary contained in this Article 9, references to costs in the liability and indemnification obligations prescribed by Sections 9.1 and 9.2 shall be deemed to include Professional Fees and disbursements on a full indemnity basis, and shall extend to settlements, satisfactions or other compromises with respect to claims by a Third Party for Indemnified Losses.

9.5 Indemnification Procedure

Notwithstanding any provision to the contrary contained in this Article 9, but in any event subject to the limitations set forth in Section 9.6:

(a) In the event that an Indemnitee becomes aware of any claim, proceeding or other matter (a "**Claim**") in respect of which the Indemnifier is liable to indemnify the Indemnitee pursuant to this Article 9, the Indemnitee shall promptly give written notice thereof to the Indemnifier. Such notice shall specify whether the Claim arises as a result of a claim by a Person other than a Party (a "**Third Party**"), against the Indemnitee (a "**Third Party Claim**") or whether the Claim does not so arise (a "**Direct Claim**"), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known.

(b) With respect to any Direct Claim, following receipt of notice from the Indemnitee of the Claim, the Indemnifier shall have 30 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnitee shall make available to the Indemnifier the information relied upon by the Indemnitee to substantiate the Claim, together with all such other information as the Indemnifier may reasonably request. If both Parties agree at or prior to the expiration of such 30 day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifier shall immediately pay to the Indemnitee the full agreed upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or, in default, pursuant to the provisions of the *Arbitration Act* (Alberta).

(c) With respect to any Third Party Claim, the Indemnifier shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifier shall reimburse the Indemnitee for all of the Indemnitee's reasonable out-of-pocket expenses as a result of such participation or assumption. If the Indemnifier elects to assume such control, the Indemnitee shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf provided that the fees and disbursements of such counsel shall be paid by the Indemnitee unless the Indemnifier consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifier and the Indemnitee and a representation of both the Indemnifier and the Indemnitee by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). Notwithstanding the foregoing, the Indemnifier shall not settle any Third Party Claim without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed. If the Indemnifier, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnitee shall be entitled to assume such control, and the Indemnifier shall be bound

by the results obtained by the Indemnitee with respect to such Third Party Claim. If the amount of any liability of the Indemnitee under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifier to the Indemnitee, the Indemnitee shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(d) If the Indemnifier fails to assume control of the defence of any Third Party Claim, the Indemnitee shall have the exclusive right to contest, settle or pay the amount claimed. Notwithstanding the foregoing, the Indemnitee shall not settle any Third Party Claim without the prior written consent of the Indemnifier, which consent shall not be unreasonably withheld or delayed.

(e) The Indemnitee and the Indemnifier shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available). Without limitation to the foregoing there shall, as between the Indemnitee and Indemnifier, be a duty of good faith with respect to any Third Party Claim and the conduct or defence thereof.

(f) For greater certainty, the provisions of this Section 9.5 do not apply to claims for adjustments or reimbursements under Section 2.6.

9.6 Limit on Each Party's Responsibility

The obligations and liability of any Indemnifier under this Agreement shall be subject to the following limitations:

(a) the Indemnifier shall have no liability in connection with any Indemnified Losses until the aggregate of such claims exceeds $50,000 and, upon the aggregate of such claims exceeding $50,000, the Indemnifier shall be required to indemnify in respect of only the amount of such Indemnified Losses which, in aggregate, is in excess of $50,000;

(b) the Indemnifier shall have no liability in connection with any Indemnified Losses to the extent that such Indemnified Losses are reimbursed or reimbursable with certainty to the Indemnitee or its Additional Indemnitees by the Indemnitee's insurer;

(c) no Person who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the Indemnified Losses were caused by such activity, to claim indemnification pursuant to this Article 9 from any Person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence; and

(d) the Indemnifier shall have no liability in connection with any Claim (other than those Claims in consequence of any covenants of a Party contained in this Agreement) unless the Indemnitee provides the Indemnifier with written notice of such Claim, including, to the extent known, full particulars of the basis therefor, within 24 months of the Closing Date.

9.7 No Merger of Legal Responsibilities

The liabilities and indemnities created in this Article 9 shall be deemed to apply to, and shall not merge in, all assignments, transfers and other documents delivered by the Vendors to the Purchaser pursuant

hereto, notwithstanding the terms of such assignments, transfers and other documents or Applicable Law to the contrary, and all such rules are hereby waived.

ARTICLE 10
TERMINATION

10.1 Grounds For Termination

This Agreement may be terminated on or prior to the Closing Date:

(a) by the written agreement of the Vendors and the Purchaser;

(b) by the Purchaser upon delivery of written notice to the Vendors if any of the conditions set forth in Section 5.1 have not been satisfied or waived by the Purchaser at the Time of Closing;

(c) by the Purchaser upon written notice to the Vendors if the Purchaser has reasonably concluded that the purchase and sale of the Purchased Assets, the issuance of the Trust Units issuable hereunder or the matters incidental thereto will not be approved by the TSX without requiring the approval of the same by Trinidad Energy's unitholders or that the conditions set forth in Subsections 5.1(b) or 5.1(c) are unlikely to be satisfied;

(d) by the Vendors upon delivery of written notice to the Purchaser if any of the conditions set forth in Section 5.2 have not been satisfied or waived by the Vendors at the Time of Closing;

(e) by the Purchaser upon delivery of written notice to the Vendors if any Vendor has committed an Agreement Default;

(f) by the Vendors upon delivery of written notice to the Purchaser, if the Purchaser has committed an Agreement Default; or

(g) by either Party upon delivery of written notice to the other Parties if the Closing Date has not occurred by December 15, 2004;

provided that, notwithstanding anything to the contrary express or implied herein, a Party shall not be allowed to exercise any right of termination pursuant to this Section 10.1 if the event giving rise to such right is due to an Agreement Default by such Party.

10.2 Effect of Termination

If this Agreement is terminated by the Vendors or by the Purchaser as permitted under Section 10.1:

(a) except as contemplated by this Section 10.2, such termination shall be without liability of either Party to the other Parties, or to any of their shareholders, directors, officers, employees, agents, consultants or representatives;

(b) if such termination shall result from the Agreement Default of a Party, such Party shall not be released from such Agreement Default and shall indemnify the other Parties in accordance with Article 9; and

(c) the provisions of Section **Error! Reference source not found.** shall survive the termination of this Agreement for a period of six months from October 7, 2004 and the provisions of Section 7.1, Article 9 and Article 12 shall survive the termination of this Agreement for a period of 24 months from the date of such termination.

ARTICLE 11
NOTICES

11.1 Delivery of Notices

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a) personally, by delivering the notice to the Party on which it is to be served at that Party's address for notices as set forth in Section 11.2. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such Party at the commencement of the addressee's first Business Day next following the time of the delivery; or

(b) by facsimile (or by any other like method by which a written message may be sent) directed to the Party on which it is to be delivered at that Party's facsimile number as set forth in Section 11.2. A notice so served shall be deemed to be received by the addressee when transmitted by the Party delivering the notice (provided such Party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the Party's normal business hours.

11.2 Notices

The address and facsimile number for delivery of notices, documents, cheques or other instruments hereunder of each of the Parties shall be as follows:

(a) if to the Purchaser at:

Trinidad Drilling Ltd.
#600, 333 – 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Facsimile: (403) 265-4168
Attention: Brent J. Conway, Chief Financial Officer

with a copy to:

Blake, Cassels & Graydon LLP
Barristers and Solicitors
#3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Scott W. N. Clarke
Facsimile: (403) 260-9700

(b) if to any Vendor:

c/o Jade Drilling Inc.
1511-10th Street
Nisku, Alberta T9E 8C5
Attention: Craig S. Banks and Brian J. Banks
Facsimile: (780) 955-5511

with a copy to:

McLennan Ross LLP
600, 12220 Stony Plain Road
Edmonton, AB T5N 3Y4
Attention: C. Russell, Q.C.
Facsimile: (780) 482-9102

(c) if to the Holdback Holder at:

McLennan Ross LLP
600, 12220 Stony Plain Road
Edmonton, AB T5N 3Y4
Attention: C. Russell, Q.C.
Facsimile: (780) 482-9102

A Party may change its address and facsimile number for delivery by notice to the other Parties in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

ARTICLE 12
PRIVACY MATTERS

12.1 Disclosed Personal Information

The Parties acknowledge that they are responsible for compliance at all times with Applicable Privacy Laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

12.2 No Unrelated Use

Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the transactions contemplated hereby.

12.3 Necessary Disclosure

Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated hereby, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the transactions contemplated hereby.

12.4 Applicable Measures

Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with Applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

12.5 Duty to Keep Confidential

Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a *bona fide* need to access to such information in order to complete the transactions contemplated hereby.

12.6 Duty to Notify

Each Party shall promptly notify the other Party of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any Authorized Authority charged with enforcement of Applicable Privacy Laws, in responding to such inquiries, complaints, requests for access, and claims.

12.7 Duty to Return or Destroy

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of any Party hereto, the other Party shall forthwith cease all use of the Personal Information acquired by such other Party in connection with this Agreement and will return to the requesting Party or, at the requesting Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 13
GENERAL

13.1 Governing Law

This Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of Alberta and the federal laws of Canada applicable therein. Each Party accedes and submits to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

13.2 Commissions, Etc.

(a) The Vendors agree to indemnify and save harmless the Purchaser from and against any claims whatsoever for any commission or other remuneration payable or alleged to be

payable to any broker, agent or other intermediary who has acted for any Vendor in connection with the sale of the Purchased Assets.

(b) The Purchaser agrees to indemnify and save harmless the Vendors from and against any claims whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who has acted for the Purchaser in connection with the purchase and sale of the Purchased Assets.

13.3 Counterparts

This Agreement and any document or instrument to be executed and delivered by the Parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any Party to the other Parties by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the Party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other Parties.

13.4 Successors and Assigns

This Agreement will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

13.5 Supercedes Earlier Agreements

This Agreement constitutes the whole and entire agreement between the Parties in connection with the transactions contemplated herein and cancels and supersedes any prior agreements (including the Letter Agreement), undertakings, declarations, commitments, representations, written or oral, in respect thereof, and there are no express or implied terms, conditions, agreements, undertakings, declarations, commitments, representations or warranties or other duties (legal, equitable, fiduciary or in tort) whatsoever between the Parties not expressly provided for in this Agreement.

13.6 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

13.7 Time of the Essence

Time shall be of the essence in this Agreement.

13.8 No Merger

The representations, warranties, liabilities and indemnities created in this Agreement shall be deemed to apply to all assignments, conveyances, transfers and other documents conveying any of the Purchased Assets from the Vendor to the Purchaser. There shall not be any merger of any of such representations, warranties, liabilities or indemnities in such assignments, transfers or other documents.

13.9 Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be effected or impaired thereby.

13.10 Amendments

Subject to Section 11.2, this Agreement may be amended only by written instrument executed by the Vendors and the Purchaser.

13.11 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

13.12 Expenses

Except as specifically provided herein, each Party will bear the fees and disbursements of their respective lawyers, accountants and consultants engaged in connection with the preparation of this Agreement and any and all agreements, instruments, documents or other writings to be executed and delivered pursuant hereto and all other costs and expenses incurred in connection herewith and therewith.

13.13 Further Assurances

Each Vendor will from time to time, on and after the date hereof, at the request and expense of the Purchaser, execute and deliver all such other additional instruments, notices, releases, acquittances and other documents and shall do all such other acts and things as may be reasonably necessary to carry out the terms and conditions of this Agreement in accordance with their true intent.

13.14 Survival

Notwithstanding anything else contained herein, and without limiting any of the provisions hereof, the obligations of the Parties specified in Section 2.6, Section 2.7, Section 2.8, Section 2.10, Section 2.11, Section 3.1, Section 3.2, Section 3.3, Section 3.6, Section 3.7, Section 3.8, Section 5.5, Section 7.1, Section 8.3, Article 9, Article 11, Article 12 and Section 13.15 shall survive Closing and continue to bind the Parties in accordance with their terms.

13.15 Protection of Holdback Holder

The Parties agree as follows:

(a) This Section 13.15 and the other provisions of this Agreement relating to the Holdback Holder in connection with the Holdback Amount are in the nature of a unilateral offer from each of the Parties to the Holdback Holder deemed to have been accepted upon the Holdback Holder accepting deposit of the Holdback Amount.

(b) The duties and responsibilities of the Holdback Holder are limited to those expressly stated in this Agreement and none shall be implied without the agreement of the Holdback Holder.

(c) Nothing in this Agreement or in the fact of the Vendors' Counsel is acting as the Holdback Holder hereunder in any manner diminishes or in any other manner compromises solicitor client privilege between Vendors' Counsel and the Vendors or precludes Vendors' Counsel from giving legal confidential advice to the Vendors in connection with the Holdback Amount, any argument to the contrary being hereby expressly waived by the Purchaser.

(d) The Holdback Holder may disregard any notices or communications given by any Party which are inconsistent, or which do not comply, with the terms hereof. Notwithstanding any other provision hereof, the Holdback Holder shall not in any event be obliged to release any monies whatsoever where the Holdback Holder makes the *bona fide* determination that the Holdback Holder's ability to do so under the provisions hereof is in genuine dispute.

(e) In the event that the Holdback Holder has deposited funds in to Court as permitted hereunder:

(i) The Parties, and each of them, release the Holdback Holder from and against any claim or cause of action whatsoever in any manner relating to these presents or to any action taken by the Holdback Holder in its capacity as Holdback Holder pursuant to the terms hereof, save and except the release of funds in contravention of the Holdback Holder's express obligations as set out herein. Without limitation to the foregoing, in no event shall the Holdback Holder be joined as party to any action taken by either Party in respect of the amount so deposited (and, if already joined or made party previously, shall be removed as party as soon as such deposit has been made).

(ii) Further, but without limitation to Subsection 13.15(e)(i), the Holdback Holder shall not be liable for any action taken, or omitted to be taken, by it in good faith in connection with this Agreement, excepting only any negligence or willful misconduct by the Holdback Holder.

(iii) Without limitation to Subsection 13.15(c), in any litigation that arises hereunder, Vendors' Counsel, may, after it has made such deposit, represent the Vendors in such litigation, and the Purchaser hereby waives all objection to such representation.

(f) Any Party taking action against the Holdback Holder in contravention of the clauses in this Section 13.15 shall fully indemnify the Holdback Holder for, and shall hold it harmless against, any loss, liability, cost or expense (including legal fees on a solicitor and his own client basis) incurred in defending such action and seeking advice in connection therewith.

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date and year first above written.

285558 ALBERTA LTD.

Per: *"Craig S. Banks"*
Name: Craig S. Banks
Title: Director

JADE DRILLING INC.

Per: *"Craig S. Banks"*
Name: Craig S. Banks
Title: Director

J.S.E. HOLDINGS LTD.

Per: *"Craig S. Banks"*
Name: Craig S. Banks
Title: Director

TRINIDAD DRILLING LTD.

Per: *"Lyle C. Whitmarsh"*
Name: Lyle C. Whitmarsh
Title: President

Per: *"Brent J. Conway"*
Name: Brent J. Conway
Title: Chief Financial Officer

THIS IS **SCHEDULE 1.1(z)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

EXCLUDED ASSETS

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 1.1(yy)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

PERMITTED ENCUMBRANCES

Registration No.	Date	Particulars
832 006 478	12/01/1983	Utility Right of Way
972 358 753	20/11/1997	Caveat re: Restrictive Covenant

The following registrations at the Personal Property Registry (Alberta):

Registration No.:	04051912063
Registration Date:	May 19, 2004
Registration Type:	Security Agreement
Expiry Date:	May 19, 2008
Debtor:	Jade Drilling Inc
Secured Party:	General Motors Acceptance Corporation of Canada Li
Collateral:	
(Serial Number)	1GTHK23G64F226001 2004 GMC Sierra Motor Vehicle
(General)	and all proceeds therefrom

Registration No.:	04021810249
Registration Date:	February 18, 2004
Registration Type:	Security Agreement
Expiry Date:	February 18, 2008
Debtor:	Jade Drilling Inc.
Secured Party:	General Motor Acceptance Corporation of Canada Li
Collateral:	
(Serial Number)	1GTHK23244F185016 2004 SLT Motor Vehicle
(General)	and all proceeds therefrom

THIS IS **SCHEDULE 1.1(qqq)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

TANGIBLES

[Deleted to maintain confidentiality]

EXHIBIT "1"

THIS IS **SCHEDULE 2.2** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

VENDOR ALLOCATION

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 2.9** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

ALLOCATION OF PURCHASE PRICE

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 4.1(l)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

ENCUMBRANCES

In respect of Jade:

The encumbrances represented by the following registrations at the Personal Property Registry (Alberta):

(1)	Registration No.:	93051720303
	Last Amendment No.:	03033100524 (March 31, 2003)
	Registration Date:	May 17, 1993
	Registration Type:	Security Agreement
	Expiry Date:	Infinity
	Debtor:	Jade Drilling Inc.
	Secured Party:	Banks, Craig, Stewart
	Collateral:	All of the Debtor's present and after-acquired personal property and proceeds.
(2)	Registration No.:	93051720345
	Last Amendment No.:	03033100565 (March 31, 2003)
	Registration Date:	May 17, 1993
	Registration Type:	Security Agreement
	Expiry Date:	Infinity
	Debtor:	Jade Drilling Inc.
	Secured Party:	Banks, Brian, John
	Collateral:	All of the Debtor's present and after-acquired personal property and proceeds.
(3)	Registration No.:	93100105191
	Last Amendment No.:	03090921481 (September 9, 2003)
	Registration Date:	October 1, 1993
	Registration Type:	Security Agreement
	Expiry Date:	October 1, 2013
	Debtor:	Jade Drilling Inc.
	Secured Party:	Alberta Treasury Branches 07759
	Collateral:	
	(Serial Number)	RC80187WS13 1980 Rapid Camp Mobile Home 672163728 1980 Porta Built Mobile Home 23204984 ATCO Mobile Home WF028001244 1980 Penguin Structures Mobile Home WF08000644 1980 Penguin Structures Mobile Home 55229 Drilling Rig Motor Vehicle BW4541 Drilling Rig Motor Vehicle
	(General)	All present and after acquired personal property. Proceeds: all present and after acquired personal property.
	Additional Information:	Registration Number 93051720246 in favour of John Allenby Banks is postponed in favour of Registration Number 93100105191 in favour of Province of Alberta Treasury Branches. Registration Number 93051720378 in favour of Banks, Dorothy is postponed in favour of Registration Number 93100105191 in favour of Province of Alberta Treasury Branches. Registration Number 93051720451 in favour of Card, Dorothy is postponed in favour of Registration Number 93100105191 in favour of Province of Alberta Treasury Branches. Registration Number 93051720303 in favour of Banks, Craig, Stewart is postponed in favour of Registration Number 93100105191 in favour of the Province of Alberta Treasury Branches. Registration Number 93051720345 in favour of Banks, Brian John is postponed in favour of Registration Number 93100105191 in favour of the Province of Alberta Treasury Branches.

(4)	Registration No.:	97061921652
	Last Amendment No.:	03011703786 (January 17, 2003)
	Registration Date:	June 19, 1997
	Registration Type:	Security Agreement
	Expiry Date:	June 19, 2007
	Debtor:	Jade Drilling Inc.
	Secured Party:	Alberta Treasury Branches
	Collateral:	
	(Serial Number)	442938RM97 Wellsite Unit Mobile Home 442935RM97 Wellsite Unit Mobile Home
	(General)	All present and after-acquired personal property including, without limiting the generality of the foregoing, the personal property described in the continuation of Schedule "A". Proceeds: All present and after-acquired personal property. 1996 Wilson Super 38 Drilling Rig AKA Rig #2 1979 TSM 6000 Drilling Rig AKA Rig #3 1979 TSM 6000M Drilling Rig AKA Rig #4 1980 TSM 6000 Drilling Rig AKA Rig #5 1994 TSM 6000M Drilling Rig AKA Rig #8 1995 TSM 6000M Drilling Rig AKA Rig #9 1997 TSM 6000A Drilling Rig AKA Rig #10 1997 TSM 6000M Drilling Rig AKA Rig #11 2000 TSM 7000A Drilling Rig AKA Rig #12 2001 TSM 7000A Drilling Rig AKA Rig #14 2001 TSM 7000A Drilling Rig AKA Rig #15
(5)	Registration No.:	97100717517
	Last Amendment No.:	99120209210 (December 2, 1999)
	Registration Date:	October 7, 1997
	Registration Type:	Security Agreement
	Expiry Date:	October 7, 2007
	Debtor:	Jade Drilling Inc.
	Secured Party:	J.S.E. Holdings Ltd.
	Collateral:	Drilling Rig TSM 6000; 336 KW (450 HP) Lebus grooved for 25.4 mm (1") drilling line C.W. 381 mm (15") double hydromatic brake, hydraulic cathead, hydraulic survey and tugger winches, together with any parts, accessories, replacements, additions and accessions, tangible or intangible, now or hereafter affixed thereon. Proceeds: all present and after acquired personal property.
(6)	Registration No.:	97100717681
	Last Amendment No.:	99120209764 (December 2, 1999)
	Registration Date:	October 7, 1997
	Registration Type:	Security Agreement
	Expiry Date:	October 7, 2007
	Debtor:	Jade Drilling Inc.
	Secured Party:	J.S.E. Holdings Ltd.
	Collateral:	Drilling Rig TSM-6000; 336 KW (450 HP) Lebus grooved for 29 mm (1 1/8") drilling line C/W Epton 224 wch brake, two hydraulic catheads and hydraulic survey and tugger winches, together with any parts, accessories, replacements, additions and accessions, tangible or intangible, now or hereafter affixed thereon. Proceeds: all present and after acquired personal property.
(7)	Registration No.:	04021015229
	Registration Date:	February 10, 2004
	Registration Type:	Security Agreement
	Expiry Date:	February 10, 2006
	Debtor:	Jade Drilling Inc.
	Secured Party:	Redhead Equipment Ltd.
	Collateral:	60084 2003 Volvo L70E Loader Motor Vehicle

The encumbrances represented by the following registrations at the Personal Property Registry (British Columbia):

(1)	Base Registration No.:	4846041
	Control No.:	B0974911
	Registration Date:	September 29, 1993
	Registration Type:	PPSA Security Agreement
	Expiry Date:	September 29, 2013
	Base Debtor:	Jade Drilling Inc
	Secured Party:	Province of Alberta Treasury Branches
	Collateral (Vehicle):	MH RC80 187 WS13 1980 Rapid Camp NR MH 672 1637 28 1980 Porta Built NR MH 23204984 ATCO NR MH WF 02800 12 44 1980 Penguin Structures NR MH WF 080 006 44 1980 Penguin Structures NR MV 55229 Drilling Rig MV B W 4541 Drilling Rig
	Collateral (General):	All present and after-acquired personal property and all proceeds thereof and therefrom
(1)(a)	Base Registration No.:	4846041
	Base Registration Date:	September 29, 1993
	Base Registration Type:	PPSA Security Agreement
	Control No.:	B5535579
	Registration No.:	261635B
	Registration Date:	September 9, 2003
	Registration Type:	Renewal
	Registration Life:	10 years
(2)	Base Registration No.:	5468599
	Control No.:	B1348225
	Registration Date:	October 20, 1994
	Registration Type:	PPSA Security Agreement
	Expiry Date:	October 20, 2004
	Base Debtor:	Jade Drilling Inc
	Secured Party:	Province of Alberta Treasury Branches
	Collateral (Vehicle):	MH 402896 1994 Roadway NR
	Collateral (General):	All of the debtor's present and after-acquired personal property including without limiting the generality of the foregoing: WF beam skid c/w 2.13M (7') long 13,650 1. (3000 gal.) water tank and .91M (3') long fuel tank 6,825 1. (1500 gal.) w/Burks water pump w/2 H.P. Baldor electric motor: 1 lot safety equipment including 5 air paks, 6 fire extinguishers, climbers and safety belts, eye wash station, stretcher, first aid kits, safety signs, escape buggy; 1 lot rig tools including combination wrenches, pipe wrenches, crescent wrenches, screwdrivers, crescents, hammers, shovels, pick-axes, jacks, pullers; 1 lot rig parts inlcuding rig equipment spare parts, engine filters, nuts and bolts, pipe nipples, elbows, tees, unions, flanges, couplings, wireline, chain, shackles, cable clamps;
(3)	Base Registration No.:	7052200
	Control No.:	B2356884
	Registration Date:	May 29, 1997
	Registration Type:	PPSA Security Agreement
	Expiry Date:	May 29, 2007
	Debtor:	Jade Drilling Inc
	Secured Party:	Province of Alberta Treasury Branches
	Collateral:	All of the debtor's present and after-acquired personal property including, without limiting the generality of the foregoing: One Roadway 12' wide x 44' long skidded wellsite unit complete with all accessories including air conditioning; unit serial no. 442935RM97

(4)	Base Registration No.:	7078612
	Control No.:	B2374840
	Registration Date:	June 12, 1997
	Registration Type:	PPSA Security Agreement
	Expiry Date:	June 12, 2007
	Debtor:	Jade Drilling Inc.
	Secured Party:	Province of Alberta Treasury Branches
	Collateral:	All the debtor's present and after-acquired personal property including, without limiting the generality of the foregoing: One Roadway 12' wide x 44' long skidded wellsite unit complete with all accessories including air conditioning; unit serial no. 442938RM97
(5)	Base Registration No.:	7178817
	Control No.:	B2441091
	Registration Date:	August 8, 1997
	Registration Type:	PPSA Security Agreement
	Expiry Date:	August 8, 2013
	Debtor:	Jade Drilling Inc.
	Secured Party:	Craig Stewart Banks
	Collateral:	All present and after acquired personal property.
(5)(a)	Base Registration No.:	7178817
	Base Registration Date:	August 8, 1997
	Base Registration Type:	PPSA Security Agreement
	Control No.:	B5369520
	Registration No.:	100528B
	Registration Date:	June 12, 2003
	Registration Type:	Renewal
	Registration Life:	10 years
(6)	Base Registration No.:	7178860
	Control No.:	B2441141
	Registration Date:	August 8, 1997
	Registration Type:	PPSA Security Agreement
	Expiry Date:	August 8, 2013
	Debtor:	Jade Drilling Inc.
	Secured Party:	Brian John Banks
	Collateral:	All present and after acquired personal property.
(6)(a)	Base Registration No.:	7178860
	Base Registration Date:	August 8, 1997
	Base Registration Type:	PPSA Security Agreement
	Control No.:	B5369528
	Registration No.:	100537B
	Registration Date:	June 12, 2003
	Registration Type:	Renewal
	Registration Life:	10 years
(7)	Base Registration No.:	7291304
	Control No.:	B2512551
	Registration Date:	October 9, 1997
	Registration Type:	PPSA Security Agreement
	Expiry Date:	October 9, 2007
	Debtor:	Jade Drilling Inc
	Secured Party:	J S E Holdings Ltd
	Collateral:	TSM 6000; 336 KW (450 HP) Lebus grooved for 29 mm (1 1/8") drilling line c/w Epton 244 WCH brake, two hydraulic catheads and hydraulic survey and tugger winches, together with any parts, accessories, replacements, additions and accessions, tangible or intangible, now or hereafter affixed thereon. Proceeds: all present and after acquired personal property.

(8)	Base Registration No.:	7291312
	Control No.:	B2512488
	Registration Date:	October 9, 1997
	Registration Type:	PPSA Security Agreement
	Expiry Date:	October 9, 2007
	Debtor:	Jade Drilling Inc
	Secured Party:	J S E Holdings Ltd
	Collateral:	TSM 6000; 336 KW (450 HP) Lebus grooved for 25.4 mm (1") drilling line c/w 381 mm (15") double hydromatic brake, hydraulic cathead, hydraulic survey and tugger winches, together with any parts, accessories, replacements, additions and accessions, tangible or intangible, now or hereafter affixed thereon. Proceeds: all present and after acquired personal property.

The encumbrances represented by the following registrations at the Personal Property Registry (Saskatchewan):

(1)	Registration No.:	110823142
	Registration Date:	June 23, 1997
	Registration Type:	PPSA
	Expiry Date:	June 23, 2007
	Debtor:	Jade Drilling Inc.
	Secured Party:	Province of Alberta Treasury Branches
	Serial Property:	
	1	442938RM97 Wellsite Unit-Roadway 99
	2	442935RM95 Wellsite Unit-Roadway 99
	General Property:	All present and after acquired personal property of the debtor and without any way limiting the generality of the foregoing, all proceeds and renewals thereof, accessions thereto and substitutions therefore, and purchase money security interest therein.
	------------------ AMENDMENT ------------------	
	Registration No.:	110823142
	Amendment Date:	June 26, 1997
	*** CHANGE ***	
	Change Serial Property 2 description to 442935RM97 Wellside Unit-Roadway 99	
	------------------ AMENDMENT ------------------	
	Registration No.:	110823142
	Amendment Date:	August 28, 1997
	*** CHANGE ***	
	General Property:	All of the Debtor's present and after acquired personal property and without in any way limiting the generality of the foregoing, all proceeds and renewals thereof, accessions thereto and substitutions therefore, and purchase money security interest therein
(2)	Registration No.:	111039649
	Registration Date:	August 8, 1997
	Registration Type:	PPSA
	Expiry Date:	August 8, 2003
	Debtor:	Jade Drilling Inc.
	Secured Party:	Banks Craig Stewart
	General Property:	All present and after acquired personal property.
	------------------ AMENDMENT ------------------	
	Registration No.:	111039649
	Amendment Date:	June 24, 2003
	*** RENEWAL ***	
	Expiry Date:	August 8, 2013

(3)	Registration No.:	111040250
	Registration Date:	August 8, 1997
	Registration Type:	PPSA
	Expiry Date:	August 8, 2003
	Debtor:	Jade Drilling Inc.
	Secured Party:	Banks Brian John
	General Property:	All present and after acquired personal property.
	-- AMENDMENT --	
	Registration No.:	111040250
	Amendment Date:	June 24, 2003
	*** RENEWAL ***	
	Expiry Date:	August 8, 2013
(4)	Registration No.:	111307741
	Registration Date:	October 8, 1997
	Registration Type:	PPSA
	Expiry Date:	October 8, 2007
	Debtor:	J.ade Drilling Inc.
	Secured Party:	J.S.E. Holdings Ltd.
	General Property:	TSM 6000; 336 KW (450 HP) Lebus grooved for 25.4MM (1") drilling line c/w 381MM (15") double hydromatic brake, hydraulic cathead, hydraulic survey and tugger winches, together with any parts, accessories, replacement, additions and accessions, tangible or intangible, now or hereafter affixed thereon. Proceeds: all present and after acquired personal property.
(5)	Registration No.:	111307759
	Registration Date:	October 8, 1997
	Registration Type:	PPSA
	Expiry Date:	October 8, 2007
	Debtor:	J.ade Drilling Inc.
	Secured Party:	J.S.E. Holdings Ltd.
	General Property	TSM 6000; 336 KW (450 HP) Lebus grooved for 29MM (1 1/8") drilling line c/w epton 224 wch brake, two hydraulic catheads and hydraulic survey and tugger winches, together with any parts, accessories, replacements, additions and acessions, tangible or intangible, now or hereafter affixed thereon. Proceeds: all present and after acquired personal property.
(6)	Registration No.:	120443392
	Registration Date:	February 13, 2004
	Registration Type:	PPSA
	Expiry Date:	February 13, 2007
	Debtor:	J.ade Drilling Inc.
	Secured Party:	Redhead Equipment Ltd.
	Serial Property:	60084 2003 Volvo L70E Loader 99
	General Property:	Purchase money interest claimed. Proceeds claimed. Insurance monies claimed.

As at 8:24 a.m., October 13, 2004, the following similar registrations were recorded:

(7) Registration No.: 103056158
Registration Date: September 23, 1993
Registration Type: PPSA
Expiry Date: September 23, 2003
Debtor: Jade Drilling Inc
Secured Party: Province of Alberta Treasury Branches
Serial Property:

RC80187WS13	80 Rapid Camp	08
672163728	Portabuilt	08
23204984	Atco	08
WF028001244	80 Penguin structures	08
WF08000644	80 Penguin structures	08

General Property: All present and after acquired personal property.

-- AMENDMENT --

Registration No.: 103056158
Amendment Date: October 12, 1993
*** CHANGE ***
Change Proceeds Claimed
Change Purchase Money Interest Claimed

-- AMENDMENT --

Registration No.: 103056158
Amendment Date: September 11, 2003
*** CHANGE ***
Registration Identification Number Amended

-- AMENDMENT --

Registration No.: 103056158
Amendment Date: September 11, 2003
*** RENEWAL ***
Expiry Date: September 23, 2013

(8) Registration No.: 104995965
Registration Date: February 7, 1979
Registration Type: Corporate Securities
Expiry Date: Infinity
Debtor: J.ade Drilling Ltd
Secured Party: Canadian Commerce & Industrial Bank
General Property: Affidavit re Debenture $800,000.00

-- AMENDMENT --

Registration No.: 104995965
Amendment Date: February 7, 1979
*** CORRECTION BY REGISTRY ***
Change Secured Party to Canadian Industrial and Industrial Bank

-- AMENDMENT --

Registration No.: 104995965
Amendment Date: September 14, 1979
*** PRE-PPSA DISCHARGE ***

(9) Registration No.: 105003656
Registration Date: February 11, 1980
Registration Type: Corporate Securities
Expiry Date: Infinity
Debtor: Jade Drilling Ltd
Secured Party: Royal Bank of Canada
General Property: Affidavit re Debenture $3,900,000.00

-- AMENDMENT --

Registration No.: 105003656
Amendment Date: December 17, 1980
*** PRE-PPSA DISCHARGE ***

In respect of J.S.E.:

The encumbrances represented by the following registrations at the Personal Property Registry (Alberta):

(1)	Registration No.:	97080712900
	Last Amendment No.:	97082017373 (August 20, 1997)
	Registration Date:	August 7, 1997
	Registration Type:	Security Agreement
	Expiry Date:	August 7, 2007
	Debtor:	J.S.E. Holdings Ltd.
	Secured Party:	Card, Dorothy E.
	Collateral:	All present and after acquired personal property.
	Additional Information:	This registration is subordinated to Registration 97081415065.
(2)	Registration No.:	97080712959
	Last Amendment No.:	97082017423 (August 20, 1997)
	Registration Date:	August 7, 1997
	Registration Type:	Security Agreement
	Expiry Date:	August 7, 2007
	Debtor:	J.S.E. Holdings Ltd.
	Secured Party:	Banks, Brian J.
	Collateral:	All present and after acquired personal property.
	Additional Information:	This registration is subordinated to registration #97081415065.
(3)	Registration No.:	97080712975
	Last Amendment No.:	97082017472 (August 20, 1997)
	Registration Date:	August 7, 1997
	Registration Type:	Security Agreement
	Expiry Date:	August 7, 2007
	Debtor:	J.S.E. Holdings Ltd.
	Secured Party:	Banks, Craig S.
	Collateral:	All present and after acquired personal property.
	Additional Information:	This registration is subordinated to Registration #97081415065.
(4)	Registration No.:	97081415065
	Registration Date:	August 14, 1997
	Registration Type:	Security Agreement
	Expiry Date:	August 14, 2007
	Debtor:	J.S.E. Holdings Ltd.
	Secured Party:	CK-2 Holdings Ltd.
	Collateral:	All present and after acquired personal property.

The encumbrances represented by the following registrations at the Personal Property Registry (British Columbia):

(1)	Base Registration No.:	7177433
	Control No.:	B2440011
	Registration Date:	August 7, 1997
	Registration Type:	PPSA Security Agreement
	Expiry Date:	August 7, 2007
	Base Debtor:	J.S.E. Holdings Ltd.
	Secured Party:	Craig S. Banks
	Collateral:	All present and after acquired personal property.

(2)	Base Registration No.:	7177443
	Control No.:	B2440019
	Registration Date:	August 7, 1997
	Registration Type:	PPSA Security Agreement
	Expiry Date:	August 7, 2007
	Base Debtor:	J.S.E. Holdings Ltd.
	Secured Party:	Brian J. Banks
	Collateral:	All present and after acquired personal property.
(3)	Base Registration No.:	7177468
	Control No.:	B2440025
	Registration Date:	August 7, 1997
	Registration Type:	PPSA Security Agreement
	Expiry Date:	August 7, 2007
	Debtor:	J.S.E. Holdings Ltd.
	Secured Party:	Dorothy E. Card
	Collateral:	All present and after acquired personal property.
(4)	Base Registration No.:	7191084
	Control No.:	B2449008
	Registration Date:	August 14, 1997
	Registration Type:	PPSA Security Agreement
	Expiry Date:	August 14, 2007
	Debtor:	J.S.E. Holdings Ltd.
	Secured Party:	CK-2 Holdings Ltd.
	Collateral:	All present and after acquired personal property.

The encumbrances represented by the following registrations at the Personal Property Registry (Saskatchewan):

(1)	Registration No.:	111039136
	Registration Date:	August 7, 1997
	Registration Type:	PPSA
	Expiry Date:	August 7, 2007
	Debtor:	J.S.E. Holdings Ltd.
	Secured Party:	Banks Craig S.
	General Property:	All present and after acquired personal property.
(2)	Registration No.:	111039348
	Registration Date:	August 7, 1997
	Registration Type:	PPSA
	Expiry Date:	August 7, 2007
	Debtor:	J.S.E. Holdings Ltd.
	Secured Party:	Banks Brian J.
	General Property:	All present and after acquired personal property.
(3)	Registration No.:	111039461
	Registration Date:	August 7, 1997
	Registration Type:	PPSA
	Expiry Date:	August 7, 2007
	Debtor:	J.S.E. Holdings Ltd.
	Secured Party:	Card Dorothy E.
	General Property:	All present and after acquired personal property.

(4)	Registration No.:	111081905
	Registration Date:	August 18, 1997
	Registration Type:	PPSA
	Expiry Date:	August 18, 2007
	Debtor:	J.S.E. Holdings Ltd.
	Secured Party:	CK-2 Holdings Ltd.
	General Property:	All present and after acquired personal property.

Any encumbrances which may be registered at the Personal Property Registry (Yukon):

THIS IS **SCHEDULE 4.1(s)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

CUSTOMER LIST

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 4.1(t)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

PERSONNEL LIST

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 4.1(u)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

MATERIAL CONTRACTS

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 4.1(z)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

EMPLOYEE BENEFITS AND PENSION PLANS

[Deleted to maintain confidentiality]

THIS IS **SCHEDULE 5.1(h)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

FORM OF RELEASE

RELEASE

KNOW ALL MEN BY THESE PRESENTS, that **[I, [INDIVIDUAL], for myself, my heirs, executors and administrators / [CORPORATION], for itself, any associated, affiliated, predecessor, successor or parent corporations, and for its and their present, past and former directors, officers, shareholders, agents, employees and representatives]** (hereinafter referred to collectively as the "**Releasor**"), for good and valuable consideration including, without limitation, the payment of consideration (some or all of which consideration the Releasor acknowledges is to its benefit, either directly or indirectly) pursuant to the Asset Purchase Agreement dated as of October 21, 2004 among Trinidad Drilling Ltd. (the "**Corporation**"), 285558 Alberta Ltd., Jade Drilling Inc. and J.S.E. Holdings Ltd. (the "**Asset Purchase Agreement**"), do hereby remise, release and forever discharge the Corporation and Trinidad Energy Services Income Trust and their respective associates, affiliates, predecessor, successor or parent corporations or entities, and all past, present and future officers, trustees, directors, shareholders, unitholders, employees, agents, servants and attorneys of each of the foregoing, or any of them, including each of their successors, heirs, executors, assigns, administrators, agents and representatives (hereinafter referred to collectively as the "**Releasee**"), of and from all manner of actions, cause and causes of action, suits, debts, dues, controversies, bonds, bills, covenants, contracts, agreements, damages, judgments, claims, costs, obligations, charges, security interests and demands, whatsoever, in law or in equity (collectively, "**Claims**") as such Claims may relate to the Purchased Assets (as such term is defined in the Asset Purchase Agreement) and all dealings by the Releasee with the Releasor which the Releasor now has, ever had or hereafter can, shall or may have against the Releasee, or which the Releasor can, shall or may have, for, upon or by reason of any matter, cause, or thing, whatsoever, on or at any time prior to the date of this Release, **BUT EXCLUDING** all Claims that may relate to all dealings by the Releasee with the Releasor which the Releasor now has, ever had or hereafter can, shall or may have against the Releasee for, upon or by reason of any matter, cause, or thing, whatsoever related to any of the following:

(a) the obligations, if any, of the Releasee in favour of the Releasor under the Asset Purchase Agreement or under any documents or agreements delivered pursuant thereto; or

(b) any fraud of the Releasee.

In executing this Release, the Releasor acknowledges that the Releasor has relied on the Releasor's own judgment, belief and knowledge and that of the Releasor's counsel and has in no way relied on or been induced by any representation, statement, act or omission to act by the Releasee. The Releasor shall not at any time attempt to rescind, reform, or in any way modify or challenge the validity of this Release or any part hereof.

The Releasor hereby declares that the Releasor has read all of this Release, fully understands the terms of and voluntarily accepts the consideration stated herein as the sole consideration for this Release. The Releasor agrees that the Releasor shall execute all such further documents, agreements and

assurances as the Releasee may from time to time reasonably require to give effect to the intent and purpose of the provisions of this Release.

The Releasor further states that the Releasor has read and understands that this is a Release and that the Releasor intends to be legally bound by the same.

This Release shall be governed by the laws of the Province of Alberta.

WITNESS the execution of this Release as of the • day of •, 2004.

______________________________	______________________________
[INDIVIDUAL]	Witness to the signature of **[INDIVIDUAL]**

[OR, AS APPLICABLE]

[CORPORATION]

Per ______________________________

Name:
Title:

THIS IS **SCHEDULE 5.1(k)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

FORM OF GENERAL CONVEYANCE

GENERAL CONVEYANCE

THIS AGREEMENT is made as of the • day of •, 2004.

BETWEEN:

TRINIDAD DRILLING LTD., a corporation amalgamated under the laws of the Province of Alberta (the "**Purchaser**")

\- and -

[VENDOR], a corporation incorporated under the laws of the Province of Alberta (the "**Vendor**")

WHEREAS the Vendor, the Purchaser and others entered into an asset purchase agreement made as of the 21st day of October, 2004 (the "**Asset Purchase Agreement**"), with respect to the "Purchased Assets" (which term, when used in this Agreement, has the same meaning as in the Asset Purchase Agreement);

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. The Vendor hereby sells, assigns, transfers, conveys and sets over to the Purchaser, and the Purchaser hereby purchases from the Vendor, all of the right, title, estate and interest of the Vendor (whether absolute or contingent, legal or beneficial) in and to the Purchased Assets, TO HAVE AND TO HOLD the same, together with all benefit and advantage to be derived therefrom, absolutely, subject to the terms of the Asset Purchase Agreement.

2. The covenants, representations, warranties and indemnities contained in the Asset Purchase Agreement, and all qualifications and limitations thereon or thereto, are incorporated herein as fully and effectively as if they were set out herein and there shall not be any merger of any covenants, representation warranty or indemnity contained in the Asset Purchase Agreement by virtue of the execution and delivery hereof, any rule of law, equity or statute to the contrary notwithstanding.

3. If any term or provision hereof should conflict with any term or provision of the Asset Purchase Agreement, the term and provision of the latter shall prevail and this Agreement shall at all times be read subject to all terms and conditions of the Asset Purchase Agreement.

4. The assignment and conveyance effected by this Agreement is made with full right of substitution of the Purchaser in and to all covenants, representations, warranties and indemnities by others heretofore given or made in respect of the Purchased Assets or any part thereof.

5. This Agreement shall, in all respects, be subject to and interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and shall, in every regard, be treated as a contract made in the Province of Alberta. The parties hereto irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta in respect of all matters arising out of or in connection with this Agreement.

6. This Agreement shall be binding upon and shall enure to the benefit of each of the parties hereto and their respective administrators, trustees, receivers, successors and assigns.

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date and year first above written.

[VENDOR]	**TRINIDAD DRILLING LTD.**
Per: ____________________	Per: ____________________
Name:	Name:
Title:	Title:
Per: ____________________	Per: ____________________
Name:	Name:
Title:	Title:

THIS IS **SCHEDULE 5.1(s)** ATTACHED TO AND MADE PART OF THE ASSET PURCHASE AGREEMENT DATED THE 21ST DAY OF OCTOBER, 2004 AMONG JADE DRILLING INC., J.S.E. HOLDINGS LTD., 285558 ALBERTA LTD. AND TRINIDAD DRILLING LTD.

FORM OF NON-COMPETITION AGREEMENT

[Deleted to maintain confidentiality]

TRINIDAD ENERGY SERVICES INCOME TRUST

SEDAR DOCUMENT INDEX

BINDER	TAB	TITLE	DATE
1	1	Press release - English	Feb 2 2004
1	2	Press release - English	Feb 19 2004
1	3	Press release - English	Feb 19 2004
1	4	Press release - English	Feb 20 2004
1	5	Preliminary short form prospectus - French	Feb 23 2004
1	6	Preliminary short form prospectus - English	Feb 23 2004
1	7	MRRS Decision Document (Preliminary)	Feb 23 2004
1	8	Management proxy / information circular - French (BC, ON - Form 30, QC)	Feb 23 2004
1	9	Annual information form - French	Feb 23 2004
1	10	Other	Feb 24 2004
1	11	MD & A - French	Feb 24 2004
1	12	Interim financial statements - French	Feb 24 2004
1	13	Audited annual financial statements - French	Feb 24 2004
1	14	Preliminary Receipt	Feb 25 2004
1	15	Other material contract(s)	Feb 27 2004
1	16	Material change report - English	Feb 27 2004
1	17	Other	Mar 1 2004
1	18	Other	Mar 1 2004
2	19	Other	Mar 1 2004
2	20	Other	Mar 1 2004
2	21	Other	Mar 1 2004
2	22	Other	Mar 1 2004
2	23	Material change report - French	Mar 1 2004
2	24	Final short form prospectus - French	Mar 3 2004
2	25	Final short form prospectus - English	Mar 3 2004
2	26	Consent letter of underwriters' legal counsel	Mar 3 2004
2	27	Consent letter of issuer's legal counsel	Mar 3 2004
2	28	Auditors' consent letter	Mar 3 2004
2	29	Auditors' consent letter	Mar 3 2004
2	30	Auditors' consent letter	Mar 3 2004
2	31	Auditors' consent letter	Mar 3 2004
2	32	MRRS Decision Document (Final)	Mar 4 2004
2	33	Final Receipt	Mar 5 2004
2	34	Final Receipt	Mar 5 2004
2	35	Other Correspondence	Mar 11 2004
2	36	Final Receipt	Mar 11 2004
2	37	Press release - English	Mar 12 2004
2	38	Final Receipt	Mar 12 2004
2	39	Press release - English	Mar 15 2004

BINDER	TAB	TITLE	DATE
2	40	Press release - English	Mar 15 2004
2	41	Other	Mar 16 2004
2	42	Other	Mar 16 2004
2	43	Other	Mar 16 2004
2	44	Press release - English	Mar 17 2004
2	45	Material change report - English	Mar 18 2004
2	46	Press release - English	Mar 25 2004
2	47	Notice of the meeting and record date - English	Apr 8 2004
2	48	Early warning report	Apr 8 2004
2	49	News release - English	Apr 16 2004
2	50	Notice of the meeting and record date - English	May 5 2004
2	51	News release - English	May 5 2004
2	52	Other	May 12 2004
2	53	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	May 12 2004
2	54	Notice of meeting - English	May 12 2004
2	55	MD&A - English	May 12 2004
2	56	Management information circular - English	May 12 2004
2	57	Form of proxy - English	May 12 2004
3	58	Certificate re dissemination to shareholders	May 12 2004
3	59	Audited annual financial statements - English	May 12 2004
3	60	Annual report - English	May 12 2004
3	61	News release - English	May 13 2004
3	62	News release - English	May 14 2004
3	63	MD&A - English	May 18 2004
3	64	Interim financial statements - English	May 18 2004
3	65	Form 52-109F2 - Certification of Interim Filings - CFO	May 18 2004
3	66	Form 52-109F2 - Certification of Interim Filings - CEO	May 18 2004
3	67	Other	May 19 2004
3	68	Cover letter	May 19 2004
3	69	Annual information form – English	May 19 2004
3	70	Other	May 20 2004
3	71	Other	Jun 10 2004
3	72	Report of voting results	Jun 15 2004
3	73	News release - English	Jun 16 2004
3	74	News release - English	Jul 8 2004
3	75	News release - English	Jul 8 2004
3	76	Preliminary short form prospectus - French	Jul 12 2004
3	77	Preliminary short form prospectus – English	Jul 12 2004
3	78	Other material contract(s)	Jul 12 2004
3	79	News release – English	Jul 12 2004
3	80	MRRS Decision Document (Preliminary)	Jul 12 2004
3	81	Preliminary Receipt	Jul 13 2004
3	82	MRRS Decision Document (Preliminary)	Jul 13 2004
3	83	Material change report - English	Jul 13 2004

BINDER	TAB	TITLE	DATE
3	84	Preliminary Receipt	Jul 14 2004
3	85	Renewal annual information form - French	Jul 16 2004
3	86	Other material contract(s)	Jul 16 2004
3	87	Notice of meeting - French	Jul 16 2004
3	88	News release - English	Jul 16 2004
3	89	MD&A - French	Jul 16 2004
3	90	MD&A - French	Jul 16 2004
3	91	Material change report - French	Jul 16 2004
3	92	Material change report - French	Jul 16 2004
3	93	Management information circular - French	Jul 16 2004
3	94	Interim financial statements - French	Jul 16 2004
4	95	Audited annual financial statements - French	Jul 16 2004
4	96	MRRS Decision Document (Final)	Jul 19 2004
4	97	Final short form prospectus - French	Jul 19 2004
4	98	Final short form prospectus - English	Jul 19 2004
4	99	Consent letter of underwriters' legal counsel	Jul 19 2004
4	100	Consent letter of issuer's legal counsel	Jul 19 2004
4	101	Auditors' consent letter	Jul 19 2004
4	102	Auditors' consent letter	Jul 19 2004
4	103	Auditors' consent letter	Jul 19 2004
4	104	Auditors' consent letter	Jul 19 2004
4	105	Final Receipt	Jul 20 2004
4	106	Final Receipt	Jul 20 2004
4	107	News release - English	Jul 27 2004
4	108	News release - English	Jul 27 2004
4	109	Material change report - English	Aug 5 2004
4	110	News release - English	Aug 11 2004
4	111	MD&A - English	Aug 13 2004
4	112	Interim financial statements - English	Aug 13 2004
4	113	News release - English	Aug 17 2004
4	114	Form 52-109F2 - Certification of Interim Filings – CFO	Sep 2 2004
4	115	Form 52-109F2 - Certification of Interim Filings - CEO	Sep 2 2004
4	116	News release - English	Sep 16 2004
4	117	News release - English	Sep 17 2004
4	118	News release - English	Sep 30 2004
4	119	News release - English	Oct 18 2004
4	120	News release - English	Oct 21 2004
4	121	News release - English	Oct 21 2004
4	122	Business acquisition report - English	Oct 21 2004
4	123	Preliminary short form prospectus - French	Oct 25 2004
4	124	Preliminary short form prospectus - English	Oct 25 2004
4	125	Other material contract(s)	Oct 25 2004
4	126	MRRS Decision Document (Preliminary)	Oct 25 2004
4	127	MD&A - French	Oct 25 2004

BINDER	TAB	TITLE	DATE
4	130	Preliminary Receipt	Oct 26 2004
4	131	Material change report - French	Oct 29 2004
4	132	Material change report - English	Oct 29 2004
4	133	Audited annual financial statements (amended)- English	Oct 29 2004
4	134	Other material contract(s)	Nov 1 2004
5	135	Material change report - French	Nov 1 2004
5	136	Material change report - English	Nov 1 2004
5	137	Other	Nov 2 2004
5	138	Other	Nov 2 2004
5	139	Other	Nov 2 2004
5	140	Other	Nov 2 2004
5	141	Other	Nov 2 2004
5	142	Other	Nov 2 2004
5	143	MRRS Decision Document (Final)	Nov 3 2004
5	144	Final short form prospectus - French	Nov 3 2004
5	145	Final short form prospectus - English	Nov 3 2004
5	146	Consent letter of underwriters' legal counsel	Nov 3 2004
5	147	Consent letter of issuer's legal counsel	Nov 3 2004
5	148	Auditors' consent letter	Nov 3 2004
5	149	Auditors' consent letter	Nov 3 2004
5	150	Auditors' consent letter	Nov 3 2004
5	151	Auditors' consent letter	Nov 3 2004
5	152	Auditors' consent letter	Nov 3 2004
5	153	Final Receipt	Nov 4 2004
5	154	Material change report - French	Nov 5 2004
5	155	News release - English	Nov 10 2004
5	156	MD&A - English	Nov 12 2004
5	157	Interim financial statements - English	Nov 12 2004
5	158	Form 52-109FT2 - Certification of Interim Filings - CFO	Nov 12 2004
5	159	Form 52-109FT2 - Certification of Interim Filings - CEO	Nov 12 2004
5	160	News release - English	Nov 16 2004
5	161	Material change report - English	Nov 18 2004
5	162	Other material contract(s)	Nov 26 2004
5	163	Other material contract(s)	Nov 26 2004
5	164	Final Receipt	Dec 2 2004
5	165	Alternative monthly report	Dec 9 2004
5	166	News release - English	Dec 17 2004
5	167	Business acquisition report - English	Jan 4 2005
5	168	News Release – English	Jan 17 2005
5	169	News Release – English	Jan 24 2005
5	170	News Release – English	Feb 8 2005

TSX Filings

BINDER	TAB	TITLE	DATE
5	171	Form 1 Submission	Jan 31 2004
5	172	Form 1 Submission – Amendment	Jan 31 2004
5	173	Form 1 Submission	Feb 29 2004
5	174	Form 1 Submission	Mar 31 2004
5	175	Form 1 Submission – Amendment	Mar 31 2004
5	176	Form 1 Submission	Mar 31 2004
5	177	Form 1 Submission	Apr 30 2004
5	178	Form 1 Submission	May 31 2004
5	179	Form 1 Submission	May 31 2004
5	180	Form 1 Submission	Jun 30 2004
5	181	Form 1 Submission	Jul 30 2004
5	182	Form 1 Submission	Aug 31 2004
5	183	Form 1 Submission	Sept 30 2004
5	184	Form 1 Submission	Oct 31 2004
5	185	Form 1 Submission	Nov 30 2004
5	186	Form 1 Submission	Dec 31 2004
5	187	Form 1 Submission	Jan 31 2005
5	188	Form 5 Submission	Jan 31 2004
5	189	Form 5 Submission	Feb 29 2004
5	190	Form 5 Submission	Mar 31 2004
5	191	Form 5 Submission	Apr 30 2004
5	192	Form 5 Submission	May 31 2004
5	193	Form 5 Submission	Jun 30 2004
5	194	Form 5 Submission	Jul 31 2004
5	195	Form 5 Submission	Aug 31 2004
5	196	Form 5 Submission	Sept 30 2004
5	197	Form 5 Submission	Oct 31 2004
5	198	Form 5 Submission	Nov 30 2004
5	199	Form 5 Submission	Dec 31 2004
5	200	Form 5 Submission	Jan 31 2005
5	201	Form 5 Submission	Feb 28 2005

FORMULAIRE 51-102F3
DÉCLARATION DE CHANGEMENT IMPORTANT

1. Nom et adresse de la société :

Trinidad Energy Services Income Trust (la *Fiducie*)
600, 540 – 5th Avenue S.W.
Calgary (Alberta) T2P 3B6

2. Date du changement important :

Le 21 octobre 2004

3. Communiqué :

Des communiqués ont été diffusés le 21 octobre 2004.

4. Résumé du changement important :

Le 21 octobre 2004, Trinidad Drilling Ltd. (*Trinidad*) a conclu une convention d'achat d'actifs (la *convention d'achat d'actifs*) avec Jade Drilling Inc., J.S.E. Holdings Ltd. et 285558 Alberta Ltd. (collectivement, le *groupe Jade*), sociétés fermées de l'Alberta sans lien de dépendance avec Trinidad et la Fiducie, aux termes de laquelle Trinidad a convenu d'acquérir la quasi-totalité des actifs de forage du groupe Jade (l'*acquisition Jade*). Le prix d'achat (le *prix d'achat*) qui sera versé au groupe Jade aux termes de la convention d'achat d'actifs est de 87 625 000 $, payable en espèces (la *tranche en espèces*) et au moyen de l'émission de parts de fiducie de la Fiducie (les *parts de fiducie*).

En outre, le 21 octobre 2004, la Fiducie et Trinidad ont conclu une convention d'acquisition ferme avec les preneurs fermes (définie ci-dessous) relativement au placement (le *placement*) de 8 449 198 parts de fiducie, au prix de 9,35 $ la part de fiducie (le *prix d'offre*), pour un produit brut de 79 000 001 $. Le placement sera pris ferme par un syndicat de preneurs fermes dirigé par Raymond James Ltée et comprenant Marchés mondiaux CIBC inc., Valeurs mobilières TD inc., Haywood Securities Inc., Investissements premiers associés Inc., Valeurs mobilières Desjardins inc., Corporation de valeurs mobilières Dundee et FirstEnergy Capital Corp. (collectivement, les *preneurs fermes*). En outre, la Fiducie a accordé aux preneurs fermes une option (l'*option*) visant l'achat, à la clôture, d'un maximum de 270 000 parts de fiducie supplémentaires au prix d'offre.

5. Description complète du changement important :

Le 21 octobre 2004, Trinidad a conclu une convention d'achat d'actifs avec le groupe Jade, aux termes de laquelle Trinidad a convenu de l'acquisition Jade.

Le prix d'achat de 87 625 000 $ est payable au moyen d'une tranche en espèces de 78 862 500 $ et de l'émission de 937 166 parts de fiducie au prix d'offre.

À la clôture de l'opération Jade (la *clôture de l'acquisition Jade*), 8 000 000 $ de la tranche en espèces seront détenus en fiducie par les conseillers juridiques du groupe Jade, à titre de dépôt au cas où des actifs seraient manquants, ne seraient pas en bon état de fonctionnement ou seraient grevés d'une charge. À compter de la date de la clôture de l'opération Jade, Trinidad disposera de

45 jours pour inspecter ces actifs et sera remboursée par prélèvement sur ces 8 000 000 $ de la juste valeur marchande de tout actif manquant, des frais devant être engagés pour remettre tout autre actif en bon état de fonctionnement et du montant requis pour remettre à Trinidad un titre libre et franc sur ces actifs. Le solde de ces 8 000 000 $ sera payé au groupe Jade.

En outre, le 21 octobre 2004, la Fiducie et Trinidad ont conclu une convention d'acquisition ferme avec les preneurs fermes relativement au placement, et ont octroyé l'option aux preneurs fermes.

Le produit net tiré du placement sera utilisé par la Fiducie pour souscrire des billets subordonnés non garantis supplémentaires émis par Trinidad. Trinidad utilisera ces fonds de souscription pour financer la tranche en espèces du prix d'achat de l'acquisition Jade, de même que les fonds qui seront tirés aux termes d'une convention de prêt existante, au besoin.

Il est prévu que la clôture de l'acquisition Jade et celle du placement auront lieu simultanément vers le 10 novembre 2004. La clôture du placement est conditionnelle au respect de toutes les conditions liées à la réalisation de l'acquisition Jade, autres que le paiement du prix d'achat à cet égard. Si le placement ne se réalise pas, l'acquisition Jade ne se réalisera pas.

6. Recours au paragraphe 7.1(2) ou (3) de la Norme canadienne 51-102 :

s.o.

7. Renseignements omis :

Aucun renseignement n'a été omis.

8. Haut dirigeant

On peut joindre Brent J. Conway, chef des services financiers de Trinidad Drilling Ltd., au (403) 265-6525.

9. Date de la déclaration :

Le 28 octobre 2004

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Trinidad Energy Services Income Trust (the "**Trust**")
600, 540 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6

2. Date of Material Change:

October 21, 2004

3. Press Release:

Press releases were issued on October 21, 2004.

4. Summary of Material Change:

On October 21, 2004, Trinidad Drilling Ltd. ("**Trinidad**") entered into an asset purchase agreement (the "**Asset Purchase Agreement**") with Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. (collectively, the "**Jade Group**"), private Alberta corporations at arm's length to Trinidad and the Trust, pursuant to which Trinidad agreed to acquire substantially all of the drilling assets of the Jade Group (the "**Jade Acquisition**"). The purchase price (the "**Purchase Price**") to be paid to the Jade Group pursuant to the Asset Purchase Agreement is $87,625,000, payable in both cash (the "**Cash Portion**") and the issuance of trust units of the Trust ("**Trust Units**").

In addition, on October 21, 2004, the Trust and Trinidad entered into an agreement on a bought deal basis with the Underwriters (as defined below) in respect of an offering (the "**Offering**") of 8,449,198 Trust Units at a price of $9.35 per Trust Unit (the "**Offering Price**") for gross proceeds of $79,000,001. The Offering will be underwritten by a syndicate of underwriters led by Raymond James Ltd. and including CIBC World Markets Inc., TD Securities Inc., Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc., Dundee Securities Corporation and FirstEnergy Capital Corp. (collectively, the "**Underwriters**"). In addition, the Trust has granted to the Underwriters an option (the "**Option**") to purchase, at closing, up to an additional 270,000 Trust Units at the Offering Price.

5. Full Description of Material Change:

On October 21, 2004, Trinidad entered into the Asset Purchase Agreement with the Jade Group pursuant to which Trinidad agreed to the Jade Acquisition.

The Purchase Price of $87,625,000 is payable by a Cash Portion of $78,862,500 and by the issuance of 937,166 Trust Units at the Offering Price.

At the closing of the Jade Acquisition (the "**Jade Closing**"), $8,000,000 of the Cash Portion will be held in trust by the Jade Group's counsel, as a deposit against any of the assets being missing, not in good operating condition or subject to encumbrances. Trinidad will have 45 days from the date of the Jade Closing to inspect such assets and will be reimbursed from such $8,000,000 for

the fair market value of any missing assets, the cost to bring any other assets into good operating condition, and the amount required to give free and clear title to all of the assets. The remainder of such $8,000,000 will be paid to the Jade Group.

In addition, on October 21, 2004, the Trust and Trinidad entered into an agreement on a bought deal basis with the Underwriters in respect of the Offering, and have granted the Option to the Underwriters.

The net proceeds of the Offering will be used by the Trust to subscribe for additional unsecured, subordinated notes issued by Trinidad. Trinidad will use these subscription funds to finance the Cash Portion of the purchase price of the Jade Acquisition together with funds to be drawn down under an existing loan agreement, if necessary.

The closing of the Jade Acquisition and the Offering are expected to occur concurrently on or about November 10, 2004. Closing of the Offering is conditional upon the satisfaction of all conditions relating to the completion of the Jade Acquisition, other than the payment of the Purchase Price in respect thereof. In the event the Offering is not completed, the Jade Acquisition will not be completed.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

No information has been omitted.

8. Executive Officer:

Brent J. Conway, Chief Financial Officer of Trinidad Drilling Ltd., may be reached at (403) 265-6525.

9. Date of report:

October 29, 2004

NOTE INDENTURE

BETWEEN

TRINIDAD ACQUISITION CORP.

- and -

VALIANT TRUST COMPANY

September 17, 2002

Providing for the issue of unsecured, subordinated 13% Notes due December 31, 2007

TABLE OF CONTENTS

Page

ARTICLE 1
INTERPRETATION

ARTICLE 2
THE NOTES

ARTICLE 3
COVENANTS OF THE CORPORATION

ARTICLE 4
DEFAULT

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

ARTICLE 9
CONCERNING THE NOTE TRUSTEE

ARTICLE 10
SUBORDINATION OF NOTES

ARTICLE 11
SUPPLEMENTAL INDENTURES

ARTICLE 12
FORM OF NOTE

ARTICLE 13
EXECUTION AND FORMAL DATE

NOTE INDENTURE

September 17, 2002

BETWEEN:

TRINIDAD ACQUISITION CORP., a corporation incorporated under the *Business Corporations Act* (Alberta) having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

and

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta with offices in the City of Calgary, in the Province of Alberta (the "**Note Trustee**")

RECITALS:

A. The Corporation is desirous of acquiring the issued and outstanding common shares of Trinidad Drilling Ltd. and financing such acquisition by the creation and issuance of Notes to be constituted and issued as provided for by this Note Indenture.

B. The Corporation, under the laws relating thereto, is duly authorized to create and issue the Notes as herein provided.

C. All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation.

D. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Note Trustee.

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as set forth below:

ARTICLE 1
Interpretation

1.1 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

"**Arrangement**" means the plan of arrangement pursuant to section 193 of the *Business Corporations Act* (Alberta) set out in an Arrangement Agreement dated August 8, 2002 between Trinidad Drilling Ltd., the Corporation and the Trust;

"**Auditors of the Corporation**" or "**Corporation's Auditors**" means an independent firm or firms of chartered accountants duly appointed as auditors of the Corporation;

"**Available Cash Flow**" means, for any particular calendar year, the Corporation's Operating Cash Flow for such year minus in respect of that year the aggregate of, without duplication, the Corporation's (i) general and administrative expenses; (ii) operating expenses; (iii) all taxes, including income taxes, capital taxes and property taxes which are not deducted in the calculation of Operating Cash Flow; and (iv) principal and interest payable or paid on any Debt Financing and on the Notes;

"**Business Day**" means any day except Saturdays, Sundays, statutory holidays in Alberta and days when the principal office in Calgary of the Note Trustee is not generally open to the public for the transaction of business;

"**Certificate of the Corporation**", "**Order of the Corporation**", "**Request of the Corporation**", "**Written Direction of the Corporation**" and "**Consent of the Corporation**" mean, respectively, a written certificate, order, request, direction and consent signed in the name of the Corporation by any two of the directors or officers of the Corporation, and may consist of one or more instruments so executed, provided that a Certificate of the Corporation shall be in the form of a statutory declaration if and when required under the provisions of this Note Indenture or by the Note Trustee;

"**Certified Resolution**" means a copy of a resolution of the Corporation certified by the President, Chairman of the Board, Secretary or an Assistant Secretary or any other officer designated by the President or Chairman of the Board for such purpose as having been duly passed by the Directors and to be in full force and effect on the day of such certification;

"**Completion of the Arrangement**" means the issuance by the Registrar of Corporations (Alberta) of a Certificate of Amalgamation giving effect to the Arrangement;

"**Corporation**" means Trinidad Acquisition Corp. and includes any successor body corporate or other body corporate to or of the Corporation which shall have complied with the provisions of Article 6 and in any event includes the successor body corporate resulting from the Arrangement;

"**Counsel**" means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Corporation, retained, employed, engaged or appointed by the Note Trustee or retained, employed, engaged or appointed by the Corporation and acceptable to the Note Trustee where the context so indicates;

"**Debt Financing**" means all loans made to the Corporation, advances under any credit facilities, which advances are to be used, among other purposes, to allow for partial payment on the Notes and to otherwise finance capital expenditures by the Corporation;

"**Director**" means a member of the board of directors of the Corporation for the time being and "**Directors**", "**Board of Directors**" or "**Board**" means the board of directors of the Corporation or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors of the Corporation for the time being, and reference to "**action by the Directors**" means action by the directors of the Corporation as a board or, whenever duly empowered, action by the executive committee as such committee;

"**Event of Default**" means any of the events of default referred to in Section 4.1;

"**Generally Accepted Accounting Principles**" means generally accepted accounting principles which are in effect from time to time in Canada;

"**Holders**" means the person(s) from time to time being entered in the registers hereinafter mentioned as holders of Notes;

"**Interest Rate**" means the interest rate of 13% per annum;

"**Issue Date**" means, in respect of any Note, the date on which such Note is issued;

"**Maturity Date**" means December 31, 2007;

"**Non-Trust Holders**" means Holders other than the Trust, provided that if at any time the Trust owns all Notes other than those having an aggregate principal amount of $1,000,000 or less, there shall be deemed conclusively for all purposes to be no Non-Trust Holders;

"**Note Indenture**", "**Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

"**Note Trustee**" means Valiant Trust Company or its successor or successors for the time being in the trusts created hereunder;

"**Noteholders' Direction**" means:

(a) an instrument signed in one or more counterparts either:

(i) at any time when there are no Non-Trust Holders, by the Trust; or

(ii) at any time when there are Non-Trust Holders, by the Trust and by Non-Trust Holder(s) of at least one-half of the principal amount of the Notes outstanding then held by Non-Trust Holders,

or

(iii) a resolution of the Holders passed at a meeting of the Holders either:

(A) at any time when there are no Non-Trust Holders, by the Trust; or

(B) at any time when there are Non-Trust Holders, by the Trust and by Non-Trust Holder(s) of at least one-half of the principal amount of the Notes outstanding then held by Non-Trust Holders who are represented at the meeting,

requesting the Note Trustee to take some action or proceeding which this Note Indenture authorizes to be taken by a Noteholders' Direction;

"**Noteholders' Resolution**" means:

(b) an instrument signed in one or more counterparts either:

(i) at any time when there are no Non-Trust Holders, by the Trust; or

(ii) at any time when there are Non-Trust Holders, by the Trust or Non-Trust Holder(s) of at least three-quarters of the principal amount of the Notes outstanding then held by Non-Trust Holders,

or

(iii) a resolution of the Holders passed at a meeting of the Holders either:

(A) at any time when there are no Non-Trust Holders, by the Trust; or

(B) at any time when there are Non-Trust Holders, by the Trust or Non-Trust Holder(s) of at least three-quarters of the principal amount of the Notes outstanding then held by Non-Trust Holders who are represented at the meeting,

requesting the Note Trustee to take some action or proceeding which this Note Indenture authorizes to be taken by a Noteholders' Resolution;

"**Notes**" means the unsecured, subordinated notes issuable by the Corporation under the Arrangement bearing interest at the Interest Rate and maturing on the Maturity Date, issued or to be issued hereunder and outstanding and entitled to the benefits hereof;

"**Operating Cash Flow**" means in respect of any period for which Operating Cash Flow is calculated (a) the amount received or receivable by the Corporation (on a consolidated basis) in respect of sales of products and services, but not including dispositions of capital items; less: (b) expenditures paid or payable by or on behalf of the Corporation in respect of the operation of the business;

"**Person**" means an individual, firm, trust, trustee, syndicate, body corporate, partnership, association, government or governmental agency;

"**Plan of Arrangement**" means the plan of arrangement giving effect to the Arrangement;

"**Register**" has the meaning ascribed thereto in Section 2.6;

"**Senior Debt**" has the meaning ascribed thereto in Section 10.1;

"**Subsidiary**" or "**Subsidiary Corporation**" means any body corporate of which more than fifty (50%) percent of the outstanding Voting Shares are owned, directly or indirectly, by or for the Corporation, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such body corporate and includes any body corporate in like relation to a Subsidiary;

"**Successor Corporation**" has the meaning attributed to it in Section 6.1;

"**Time of Expiry**" means 5:00 p.m. Calgary time on the Maturity Date;

"**Trinidad**" means Trinidad Drilling Ltd., a corporation amalgamated under the *Business Corporations Act* (Alberta);

"**Trinidad Shareholders**" means the holders of common shares of Trinidad who are, pursuant to the Arrangement, entitled to Notes;

"**Trust**" means Trinidad Energy Services Income Trust, a trust established under the laws of the Province of Alberta;

"**Voting Shares**" means shares of any class of any body corporate carrying voting rights under all circumstance, provided that for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.2 Meaning of "Outstanding"

Every Note certified and delivered by the Note Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Note Trustee for cancellation, or monies for the payment thereof shall have been set aside under Section 5.2, provided that:

(a) when a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding; and

(b) for the purposes of any provision of this Note Indenture entitling holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary shall be disregarded except that:

    (i) for the purpose of determining whether the Note Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action, only the Notes which the Note Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Corporation or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Note Trustee the pledgee's right to vote such Notes in his discretion free from the control of the Corporation or any Subsidiary.

1.3 Headings

The division of this Note Indenture into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Note Indenture or the Notes. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Note Indenture.

1.4 Gender and Number

In this Note Indenture and in the Notes, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing Persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.5 Currency

All payments contemplated herein and in the Notes shall be paid in Canadian funds, in cash or by bankers' draft or cheque and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.6 Generally Accepted Accounting Principles

All financial statements required to be furnished by the Corporation shall be prepared in accordance with Generally Accepted Accounting Principles consistently applied. Each accounting term used in this Note Indenture, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles consistently applied and reference to any balance sheet item, statement of income and retained earnings item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles consistently applied.

1.7 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.8 Day Not a Business Day

In the event that any day on or before which any action is required to be taken thereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.9 Language

This document is drawn up in English at the express request of the parties. C'est la volonte expresse des parties que cette entente soit redigee en anglais.

ARTICLE 2
The Notes

2.1 Terms of Notes

(a) The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to a maximum of $17,315,897.

(b) The Notes shall: (i) be dated as of the Issue Date; (ii) be entitled to payments of principal as set out in Subsection 2.1(c); (iii) be subject to prepayment by the Corporation, in whole or in part, at any time without notice or bonus; (iv) bear interest on the principal amount outstanding from time to time from and including the Issue Date at the Interest Rate payable after as well as before maturity and after as well as before default and judgment (with interest on amounts in default at the same rate), such interest to be calculated for each calendar month and paid monthly on the 15th day of the month following the month in which it was earned (except for the first payment, which shall be made on November 15, 2002 for the period commencing on Completion of the Arrangement (being the date of the Certificate of Amalgamation giving effect to the Arrangement) and ending on October 31, 2002); and (v) except as otherwise provided in this Note Indenture, mature to the extent of any outstanding principal and interest at the Time of Expiry; and (vi) entitle the Trust at any time when it is a Holder, at its sole option, to demand immediate payment of the interest otherwise payable on January 15 of any year at any time on or following December 31 of the immediately preceding year. The record date for determining the Holders to receive payments of interest shall be the last day of the calendar month to which the interest payments relate.

(c) Subject always to Article 10 and the terms of any secured Debt Financing, the Corporation shall, commencing on November 15, 2002 and on the 15th day of each subsequent month until the Maturity Date (or such earlier date as all monies due to Holders of the Notes have been paid), pay an amount equal to one-twelfth of the Corporation's Available Cash Flow for its prior calendar year (if any) on account of, and as between Holders in proportion to the principal sums owing on, the Notes.

The record date for determining the Holders to receive principal payments based on Available Cash Flow shall be the last day of the calendar month to which the principal payments relate.

The Corporation's Available Cash Flow shall be determined from the Corporation's audited financial statements and verified by the Corporation's Auditors. Such determination, absent manifest error, shall be conclusively binding on the Corporation and the Holders.

(d) As principal or interest becomes due on the Notes (except at maturity, when outstanding principal and interest shall be paid upon the surrender thereof for payment), at least three Business Days prior to each date on which such principal or interest on the Notes becomes due, the Corporation shall cause such principal and interest (less any tax required by law to be withheld therefrom) to be paid by cheque sent by prepaid ordinary mail, or by other means of transferring funds as may be considered appropriate by the Note Trustee, to or to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other such transfer of funds shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account appearing on the Register, as the case may be, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other such transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or other such replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

(e) With the prior consent of the Trust, the Corporation may, when making any payment on the outstanding principal amount of the Notes, apply all or any part of the payment that would otherwise be paid to the Trust to the account of the Non-Trust Holders, and as between Non-Trust Holders, in proportion to the principal sums owing or, the Notes held by such Non-Trust Holders.

2.2 Form and Signatures of Notes

(a) The Notes shall be issued only as fully registered Notes. The Notes (including the certificate of the Note Trustee endorsed thereon) shall be substantially in the form set forth in Schedule A hereto. The Notes shall bear such distinguishing letters and numbers as the Note Trustee may approve and may include a translation into the French language.

(b) The Notes may, but need not be, under the seal of the Corporation (or a reproduction thereof which shall be deemed to be the seal of the Corporation) and shall be signed (either manually or by facsimile signature) by any two officers or directors of the Corporation. A facsimile signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the Person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Note Trustee shall not be by facsimile signature. Notwithstanding that any Person whose signature, either manual or in facsimile, may appear on the Notes is no longer, at the date of this Note Indenture or at the date of the Notes or at the date of the certification and delivery thereof, the holder of the office indicated, any

such Note shall be valid and binding upon the Corporation and entitled to the benefits of this Note Indenture.

2.3 Issue of Notes

Notes shall be executed by the Corporation and, forthwith after such execution, shall be delivered to the Note Trustee and shall be certified by the Note Trustee and delivered to or to the order of the Corporation pursuant to a written direction of the Corporation. No more than one Note having a denomination other than $100 or integral multiples thereof will be issued to a Holder at anyone time.

2.4 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Note Trustee substantially in the form set out in Schedule A hereto (or in some other form approved by the Note Trustee). Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Corporation, and is entitled to the benefits hereof.

(b) The certificate of the Note Trustee signed on the Notes shall not be construed as a representation or warranty by the Note Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes and the Note Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The certificate of the Note Trustee signed on the Notes shall, however, be a representation and warranty by the Note Trustee that the Notes have been duly certified by or on behalf of the Note Trustee pursuant to the provisions of this Note Indenture.

2.5 Notes to Rank Pari Passu

The Notes shall be issued on terms consistent with the provisions of this Note Indenture and the Arrangement. Each Note as soon as issued in accordance with this Note Indenture shall rank pari passu with each other Note and, subject to Sections 2.1(b)(vi), 2.1(e) and 4.2, shall be equally and proportionately, based on outstanding principal, entitled to the benefits hereof without discrimination, preference or priority whatever, as if all of the Notes had been issued and negotiated simultaneously.

2.6 Registration of Notes

(a) The Corporation shall, at all times while any Notes are outstanding, cause to be kept at the principal office of the Note Trustee in the City of Calgary and in such other place or places and by the Note Trustee or such other registrars, if any, as the Corporation with the approval of the Note Trustee may designate, registers ("**Register(s)**") in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers or cancellations of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or

their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Note Trustee, upon compliance with applicable laws (including without limitation, applicable securities laws) and with such requirements as the Note Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Note Trustee or other registrar.

(b) The Registers hereinbefore referred to shall at all reasonable times be open for inspection by the Corporation, the Note Trustee or any Holder. Every registrar (including the Note Trustee) shall from time to time when requested so to do by the Corporation or the Note Trustee furnish the Corporation or Note Trustee with a list of the names and addresses of Holders entered on the Registers kept by such registrar and showing the principal amount and serial numbers of the Notes held by each such Holder.

(c) The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section, in accordance with such reasonable regulations as the Note Trustee or other registrar may prescribe.

(d) Neither the Corporation nor the Note Trustee shall be required to transfer or exchange any Notes during the 10 Business Days immediately preceding any interest or principal payment date.

(e) None of the Note Trustee, any other registrar or the Corporation shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note, and the Note Trustee, any other registrar or the Corporation may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(f) Except in the case of the Registers required to be kept at the Note Trustee's principal office in the City of Calgary, the Corporation with the approval of the Note Trustee may at any time close any Register upon which the registration of any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes.

2.7 Persons Entitled to Payment

(a) The Holder for the time being of any Note shall be entitled to the principal monies, and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all Persons may act accordingly. A transferee of a Note shall, after an appropriate form of Transfer is lodged with the Note Trustee or other registrar and upon compliance with all other conditions in that behalf

required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate Registers as the owner of such Note free from all equities or rights of set-off or counterclaim between the Corporation and his transferor or any previous Holder thereof, save with respect to equities of which, despite the provisions of this paragraph, the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(b) Delivery to the Corporation by a Holder of a Note or the receipt of such Holder for the principal monies, and interest evidenced by such Note, respectively, shall be a good discharge to the Corporation, which shall not be bound to enquire into the title of such Holder, save as ordered by a court of competent jurisdiction or as required by statute. Neither the Corporation, the Note Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(c) In the case of the death of one or more joint Holders, the principal monies of, and interest on any Notes may be paid to the survivor or survivors of such Holders whose receipt thereof shall constitute a valid discharge to the Note Trustee, any registrar, the Corporation and any paying agent.

2.8 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued thereunder shall be mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Note Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Note Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction, the applicant for a substituted Note shall furnish to the Corporation and the Note Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish indemnity satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any substituted Note.

2.9 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Note Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.6. Any Notes tendered for exchange shall be surrendered to the Note Trustee or appropriate registrar and shall be cancelled.

(b) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Note Trustee or

other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(c) Notwithstanding the foregoing provisions of this Section 2.9, no charge shall be made by the Corporation or the Note Trustee for any exchange or transfer of any Note applied for within a period of thirty (30) days from the date hereof.

2.10 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes. The transfer shall be in the form and substance of the transfer attached to the form of Note set out in Schedule A.

2.11 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.12 Note Trustee Not Bound to Make Enquiries

The Note Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to accept and act upon the said resolutions, opinions, certificates and other documents. The Note Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

2.13 Special Interim Arrangement for Notes

Because on Completion of the Arrangement all of the Notes outstanding are to be held by the Trust, the Corporation may issue at first instance one Note to the Note Trustee as Holder, in trust for the Trinidad Shareholders. Pursuant to the Arrangement, the Note Trustee shall then on behalf of the Trinidad Shareholders, transfer that Note, without recourse, to the Trust, subject to the receipt for delivery to the Trinidad Shareholders of units of the Trust allocated to the Trinidad Shareholders, all as contemplated by the Arrangement. Upon receipt of the units of the Trust, the Note Trustee shall provide a receipt and allocate those units to the individual Trinidad Shareholders as required by the Arrangement. Subject to a Trinidad Shareholder returning the required letter of transmittal and share certificate, the Note Trustee shall then forward to the Trinidad Shareholder the units allocated to such Trinidad Shareholder. Notwithstanding anything to the contrary, delivery of units by the Trust to the Note Trustee in accordance with

this section shall constitute a full and complete satisfaction, discharge and cancellation of the Trust's obligation to deliver units and the Trust shall not be obligated or required to enquire into or verify delivery by the Note Trustee to the Trinidad Shareholders.

ARTICLE 3
Covenants of the Corporation

3.1 Positive Covenants

The Corporation hereby covenants and agrees with the Note Trustee for the benefit of the Note Trustee and the Holders that so long as any Notes remain outstanding it will:

(a) duly and punctually pay and cause to be paid to the Holders the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein;

(b) maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights;

(c) keep proper books of account in accordance with Generally Accepted Accounting Principles and practices;

(d) furnish the Note Trustee with copies, and will provide directly to each Holder of Notes requesting same, of all interim financial statements and annual audited consolidated financial statements, and the report, if any, of the Corporation's Auditors thereon;

(e) notify the Note Trustee immediately upon obtaining knowledge of any Event of Default hereunder;

(f) give to the Note Trustee notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Corporation, pending against or affecting the Corporation before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operation, prospects or assets or in the condition, financial or otherwise, of the Corporation; and

(g) do, observe and perform or cause to be done, observed or performed all of the material obligations of the Corporation under all material agreements, leases, contracts and indentures and all material matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or financial condition of the Corporation.

3.2 Note Trustee May Perform Covenants

If the Corporation fails to perform any covenant on its part herein contained, the Note Trustee may in its discretion, but (subject to Section 4.8) need not, notify the Holders of such failure or itself may perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Corporation in the manner provided in Section 3.3, but no such performance or payment shall be deemed to relieve the Corporation from default thereunder.

3.3 To Pay Note Trustee's Remuneration

The Corporation will pay the Note Trustee's reasonable remuneration for its services hereunder and will repay to the Note Trustee on demand all monies which shall have been paid by the Note Trustee in and about the execution of the trusts hereby created with interest at the Interest Rate from thirty (30) days after the date of the invoice from the Note Trustee to the Corporation with respect to such expenditure until repayment, and such monies and the interest thereon, including the Note Trustee's remuneration, shall be payable out of any funds coming into the possession of the Note Trustee in priority to any payment in respect of any of the Notes or interest thereon. The remuneration and monies shall continue payable until the trusts hereof be finally wound up and whether or not the trusts of this Note Indenture shall be in course of administration by or under the direction of a court.

ARTICLE 4
Default

4.1 Events of Default

It shall be an Event of Default if:

(a) subject to Section 4.2, the Corporation makes default in payment, on account of principal on the Notes as required by this Note Indenture, including payment of the aggregate outstanding balance of the Notes on the Maturity Date;

(b) subject to Section 4.2, the Corporation makes default in payment of any interest due on any outstanding Note and any such default continues for a period of three months;

(c) the Corporation makes default and demand for payment of more than $5,000,000 has been made under the provisions of any material instrument, indenture or document evidencing indebtedness, unless the Corporation remedies or discharges the same within the curative period provided for therein, or unless within that period or thereafter such default shall have been waived;

(d) a decree or order of a court having jurisdiction in the premises is entered adjudging the Corporation a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws,

or issuing sequestration or process of execution against all or any substantial part of the property of the Corporation, or appointing a receiver, receiver-manager or receiver and manager of all or any substantial part of the property of the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 30 days;

(e) if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of, or pursuant to, any transaction in respect of which the conditions of Section 6.1 are duly observed and performed or if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) the Corporation shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Note Trustee to the Corporation specifying such default and requiring the Corporation to put an end to the same (which said notice may be given by the Note Trustee, in its discretion, and shall be given by the Note Trustee upon receipt of a Noteholders' Resolution), the Corporation shall fail to make good such default within a period of 30 days, unless the Note Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Note Trustee;

(g) if, after the date of this Note Indenture, any proceedings with respect to the Corporation other than the Arrangement are taken with respect to a compromise or arrangement under the *Companies Creditors Arrangement Act* (Canada) (or any Act substituted therefor) or a proposal under the *Bankruptcy and Insolvency Act* (Canada) or any similar proceedings under similar legislation of any other jurisdiction;

(h) if a distress or execution or any similar process intended to recover more than $5,000,000 is enforced against any part of the property of the Corporation and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, unless such process is in good faith disputed by the Corporation and the Corporation shall have, if the Note Trustee shall have so required, given security which is sufficient to pay in full the amount thereby claimed, anticipated interest and costs, in case the claim is held to be valid;

(i) the Corporation shall cease to carry on in the ordinary course its business or a substantial part thereof, as contemplated by the information circular of Trinidad Drilling Ltd. dated August 9, 2002 concerning the Arrangement; or

(j) the Corporation defaults in observing or performing any of the material agreements or covenants in any material lease, license or other agreement whereby any material property or rights of the Corporation may become liable for forfeiture or where any such lease, license or other agreement would be subject to termination and fails to remedy the same within any curative period provided for therein, in each case where non-compliance could result in a material adverse effect on the business or financial condition of the Corporation.

4.2 Special Waiver by the Trust

If the Corporation is unable or unwilling to pay interest or any required principal payment on all Notes as required by this Note Indenture, the Corporation may request the Trust to delay immediate payment of all or part of the interest or principal payable on the Notes held by the Trust. If the Trust agrees to a delay, interest, principal and interest on overdue interest and principal shall continue to accrue and shall be payable by the Corporation five days after demand by the Trust. Failure to pay on or before the fifth day shall constitute an Event of Default. The Trust shall have, in respect of any delayed interest, principal or overdue interest and all other sums owed under the Notes held by it, equal priority with all other holders of Notes in respect of all sums owed under those Notes but for clarity shall have no preference or priority for delayed interest, principal or overdue interest.

4.3 Acceleration of Maturity

Upon the occurrence of an Event of Default, then in each and every such event the Note Trustee may, in its discretion, and shall upon receipt of a Noteholders' Resolution, subject to the provisions of Section 4.4, by notice in writing to the Corporation declare the principal of and interest on all Notes (or, only on Notes held by Non-Trust Holders if the Trust elects pursuant to Section 4.2 to delay immediate payment) then outstanding and all other moneys outstanding thereunder to be due and payable and, subject to Article 10, the same shall forthwith become immediately due and payable to the Note Trustee, anything therein or herein to the contrary notwithstanding, and the Corporation shall forthwith pay to the Note Trustee for the benefit of the relevant Holders such principal, accrued and unpaid interest and all other moneys outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other moneys from the date of the said declaration until payment is received by the Note Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations thereunder and any moneys so received by the Note Trustee shall be applied in the manner provided in Section 4.13.

4.4 Remedies

Whenever an Event of Default has occurred the Holder(s) of the Notes outstanding may by Noteholders' Resolution cause the Note Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding up or other proceedings relative to the Corporation.

4.5 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 4 shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

4.6 Costs

The Corporation shall be liable to the Note Trustee for all costs incurred by the Note Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon at the Interest Rate from the date such costs are incurred until the date payment thereof is received by the Note Trustee.

4.7 Delay

No delay or omission of the Note Trustee or any Holder to exercise any remedy shall impair any such remedy or shall be construed to be a waiver of default hereunder or acquiescence herein.

4.8 No Recourse Against Other Parties

Neither the Note Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against: any past, present or future incorporator, shareholder, director or officer of the Corporation; any past, present or future unitholder, Note Trustee or officer of the Trust; or, the Trust; for the payment of the principal or interest under any or all of the Notes or on any covenants, agreement, representation or warranty of the Corporation contained herein or in the Notes or in any certificate of the Corporation, order of the Corporation, request of the Corporation, written direction of the Corporation or consent of the Corporation.

4.9 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Note Trustee shall, within thirty (30) days after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner provided in Section 8.1; provided that, notwithstanding the foregoing, unless the Note Trustee shall have been requested to do so by a Noteholders' Resolution, the Note Trustee shall not be required to give such notice if the Note Trustee in good faith shall have determined that the withholding of such notice is not prejudicial to the best interests of the Holders and shall have so advised the Corporation in writing.

4.10 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power by Noteholders' Direction to instruct the Note Trustee to waive any Event of Default and the Note Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such instruction; and

(b) the Note Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Note Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Note Trustee in the exercise of its discretion, upon such terms and conditions as the Note Trustee may deem advisable;

provided that no act or omission either of the Note Trustee or of the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

4.11 Enforcement by the Note Trustee

(a) Subject to the provisions of Section4.10 and to the provisions of any Noteholders' Resolution or Noteholders' Direction, in case the Corporation shall fail to pay to the Note Trustee, forthwith after the same shall have been declared to be due and payable under Section4.3, the principal and interest on Notes outstanding, together with any other amounts due hereunder, the Note Trustee may in its discretion and shall upon receipt of a Noteholders' Resolution, and upon being indemnified and funded to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Note Trustee hereunder to obtain or enforce payment of the said principal and interest and other amounts by such proceedings authorized by this Note Indenture or by law or equity as the Note Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Note Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Note Trustee shall deem expedient.

(b) The Note Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in anyone or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Note Trustee and of the Holders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Note Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding the Notes shall be conclusively deemed to have appointed the Note Trustee) the true and lawful attorney-in-fact or the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any authorized claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Note Trustee, in order to have the respective claims of the Note Trustee and of the Holders against

the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that nothing contained in this Note Indenture shall be deemed to give to the Note Trustee, unless authorized by Noteholders' Direction, any right to accept or consent to any plan or reorganization or otherwise by action of any character in such proceeding or waive or change in any way any right of the Holder.

(c) The Note Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Note Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Note Trustee shall be brought in the name of the Note Trustee as trustee of an express trust, and recovery of judgment shall be for the ratable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Note Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Note Trustee shall be a party) the Note Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

4.12 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other right, remedy or power, howsoever arising, unless (i) such Holder shall previously have given to the Note Trustee written notice of the happening of an unwaived Event of Default hereunder; (ii) the Holders by Noteholders' Resolution shall have made a request to the Note Trustee and the Note Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the right, remedy or power or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of them shall have furnished to the Note Trustee, when so requested by the Note Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (iv) the Note Trustee shall have failed to act within a reasonable time at such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Note Trustee, to be conditions precedent to any such proceedings.

4.13 Application of Monies by Note Trustee

Except as herein otherwise expressly provided and subject to the provisions of Article 10, any money received by the Note Trustee from the Corporation pursuant to the foregoing provisions of this Article 4, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Note Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Note Trustee's compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Note Trustee in or about the execution of its trusts under, or otherwise in relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter provided in this Section 4.13, in payment, ratably and proportionately to the Holders (or relevant Holders in circumstances where the Trust makes the election allowed by Section 4.3) based on outstanding principal and interest, if any, owed to all Holders, of the principal of and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding and in the case of Notes in the priority of accrued and unpaid interest and interest on amounts in default first and then principal, unless otherwise directed by Noteholders' Direction and in that case in such order or priority as between principal and interest as may be directed by such Noteholders' Direction; and

(c) third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to clause (b) above with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Note pledged for value and in good faith to a Person other than the Corporation or any Subsidiary but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held.

4.14 Distribution of Proceeds

Payments to Holders of Notes pursuant to Subsection 4.13(b) shall be made as follows:

(a) at least fifteen (15) days' notice of every such payment shall be given in the manner provided in Section 8.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Note shall be made upon presentation thereof at anyone of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Note Trustee may in its discretion dispense with presentation and

surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing be duly presented on or after the date so specified and payment of such amount be not made; and

(d) the Note Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Note Trustee may think necessary to provide for the payments mentioned in Subsection 4.13(a), is insufficient to make a distribution of at least five (5%) percent of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 9.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

4.15 Judgment Against the Corporation

The Corporation covenants and agrees with the Note Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Note Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 5
Satisfaction and Discharge

5.1 Payment of Principal Amount

The applicable outstanding principal, and any interest, due on each outstanding Note upon Maturity shall be paid by the Corporation to the Note Trustee for payment to the Holder upon presentation and surrender of the Note by the Holder to the Note Trustee at the office of the Note Trustee in the City of Calgary on the Maturity Date. Upon payment of the outstanding principal amount together with any accrued and unpaid interest the Note shall be cancelled by the Note Trustee.

5.2 Non-Presentation of Notes

In case the Holder of any such Notes shall fail to surrender the same on the Maturity Date or shall not accept payment of the monies payable with respect thereto or give such receipt therefor, if any, as the Note Trustee may require, such monies shall be set aside by the Note Trustee in trust for such Holder, and no interest accruing thereafter shall be payable to such Holder and

such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the monies so set aside upon surrender and delivery up of such Note or Notes.

5.3 Repayment of Unclaimed Monies

Any monies set aside under Section 5.2 and not claimed by and paid or delivered to Holders as provided in Section 5.2 within six (6) years after the date of such setting aside shall be repaid or returned to the Corporation by the Note Trustee on demand and thereupon the Note Trustee shall be released from all further liability with respect to such monies and thereafter the Holders with respect to which such monies were so repaid to the Corporation shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Corporation up to such time as the right to proceed against the Corporation for recovery of such monies has become statute barred under the laws of the Province of Alberta.

5.4 Discharge

The Note Trustee shall at the request of the Corporation release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Note Trustee) upon proof being given to the reasonable satisfaction of the Note Trustee that the principal of and interest (including interest on amounts in default, if any), on all the Notes and all other monies or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 6
Successor Corporations

6.1 Successor Corporations

The Corporation shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation (other than an amalgamation with an affilate, as defined in the *Securities Act* (Alberta), of the Corporation), merger, transfer, sale, lease or otherwise), other than the Arrangement, whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of such amalgamation or merger, of the continuing body corporate resulting therefrom, unless:

(a) such other Person or continuing body corporate is a body corporate (herein called the "**Successor Corporation**") incorporated under the laws of Canada or any province thereof;

(b) the Successor Corporation shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Note Trustee and in the opinion or Counsel are necessary or

advisable to evidence the assumption by the Successor Corporation of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the Successor Corporation to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Note Indenture;

(c) such transaction shall, to the satisfaction of the Note Trustee, and in the opinion of Counsel, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Note Trustee or the Holder hereunder and upon terms as are in no way prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Corporation or the Successor Corporation either at the time of or immediately before or after the consummation of any such transaction and after giving full effect thereto or immediately after the Successor Corporation complying with the provisions of subsection (b) above which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

6.2 Vesting of Powers in Successor Corporation

Whenever the conditions of Section 6.1 have been duly observed and performed, the Successor Corporation (including, without limitation, the amalgamated corporation resulting from the Arrangement) shall be bound by the covenants and obligations of the Corporation under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Corporation under this Note Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of such Successor Corporation and thereupon the Corporation shall be released from liability under the Notes and this Indenture and the Note Trustee shall execute and deliver such documents which are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 7
Meetings of Holders

7.1 Right to Convene Meeting

The Note Trustee or the Corporation may at any time and from time to time, and the Note Trustee shall on receipt or a request of the Corporation or a Noteholders' Resolution and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Note Trustee failing within ten (10) days after receipt of any such request and such indemnity to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Note Trustee.

7.2 Notice of Meetings

At least twenty-one (21) days' notice of any meeting shall be given to the Holders by the Corporation, the convening Holders or the Note Trustee, as the case may be, in the manner provided in this Section 8.1 and a copy thereof shall be sent by courier to the Note Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed as any such meeting.

7.3 Chairman

Some Person, who need not be a Holder, nominated in writing by the Note Trustee shall be chairman of the meeting and if no Person is so nominated, or if the Person so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in Person or by proxy shall choose some Person present to be chairman.

7.4 Quorum

Except as provided in this Section, at any meeting of the Holders a quorum shall consist of Holders present in Person or by proxy and representing both: (a) twenty percent in principal amount of the Notes outstanding; and (b) if there are Non-Trust Holders, twenty percent in principal amount of the outstanding Notes then entered in the Register as held by Non-Trust Holders. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for the meeting, but provided the Trust is present, the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in Person or by proxy shall form a quorum and may transact the business for

which the meeting was originally convened notwithstanding that they may not represent the quorum otherwise provided for in this Section. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting.

7.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may with the consent of the Holders of a majority in principal amount of the Notes represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 7.7, be decided in the first place by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him.

7.7 Poll

On every Noteholders' Resolution or Noteholders' Direction, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Noteholders' Resolution or Noteholders' Direction shall, if a poll be taken, be decided by the votes of the Holders of a majority in principal amount of the Notes represented at the meeting and voted on the poll.

7.8 Voting

On a show of hands every Person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in Person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each $100 of principal amount of Notes of which he shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, anyone of them present in Person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in Person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

7.9 Regulations

The Note Trustee, or the Corporation with the approval of the Note Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed, and the production of the authority of any Person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Note Trustee, the Corporation or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or faxed before the meeting to the Corporation or to the Note Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

7.10 Persons Entitled to Attend Meetings

The Corporation and the Note Trustee (by their respective employees, officers and directors) and the legal advisers of the Corporation, the Note Trustee and any Holder, and any other Person permitted by the chairman to attend, may attend any meeting of the Holders, but shall have no vote as such.

7.11 Powers Exercisable by Noteholders' Direction

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time by Noteholders' Direction:

(a) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Note Trustee against the Corporation, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be agreed to by the Corporation and to authorize the Note Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other body corporate or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 6.1 shall have been complied with;

(d) subject to Section 7.12, power to direct or authorize the Note Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Noteholders' Direction or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Note Trustee to waive any default hereunder or cancel any declaration made by the Note Trustee pursuant to Section 4.2 either unconditionally or upon any condition specified in such Noteholders' Direction;

(f) power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) power to direct any Holder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 4.12, of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith;

(h) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in and such Noteholders' Direction) to exercise, and to direct the Note Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by Noteholders' Direction or ordinary resolution as shall be included in the resolution appointing the committee. The Noteholders' Direction making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All facts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any

member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Noteholders' Direction;

(k) power to authorize the Note Trustee or any other Person or Persons to bid at any sale of the Corporation's properties or assets or any part thereof and to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he, she or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any body corporate formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Noteholders' Direction and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations pursuant to the provisions of subsection 7.11(j), and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as provided in the Noteholders' Direction;

(l) power to remove the Note Trustee from office and to appoint a new trustee or trustees;

(m) power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other securities or obligations of the Corporation or of any body corporate formed or to be formed;

(n) power to authorize the Corporation and the Note Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest the payment with respect to which is extended, is at the time due or overdue; and

(o) power to amend, alter or repeal any Noteholders' Direction previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 7.11(i).

7.12 Powers Exercisable by Noteholders' Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the power, exercisable from time to time by Noteholders' Resolution, to direct the Note Trustee to exercise any power, remedy or authority given to it by this Note Indenture that is subject to an Event of Default having occurred and be continuing, subject to the right of the Holders to subsequently provide a waiver or other relief by Noteholders' Direction.

7.13 Powers Cumulative

It is hereby declared and agreed that anyone or more of the powers of this Note Indenture stated to be exercisable by the Holders by Noteholders' Direction or Noteholders' Resolution or otherwise may be exercised from time to time and the exercise of anyone or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

7.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Note Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

7.15 Binding Effect of Resolutions

Every resolution and every Noteholders' Direction and every Noteholders' Resolution passed in accordance with the provisions of this Article 7 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by the requisite Holders as contemplated by the definitions of Noteholders' Direction and Noteholders' Resolution shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Note Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Noteholders' Direction and Noteholders' Resolution.

7.16 Evidence of Rights of Holders

(a) Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of counterpart instruments of similar tenor, signed or executed by such Holders or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 7 with regard to voting at meetings of Holders) of the holding by any Person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any Person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Note Trustee may consider adequate.

(b) The Note Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 8
Notice

8.1 Notice

Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post, fax or courier, it:

(a) to the Corporation at:

888, 665 - 8th Street S.W.
Calgary, Alberta T2P 3K7
Fax: (403) 265-4168

Attention: President

(b) to the Holder at the address appearing on the Register, and if, in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing; and

(c) to the Note Trustee at:

510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2
Fax: (403) 233-2857

Attention: President

Any such notice given as aforesaid shall be deemed to have been effectively given on the date of such delivery or if mailed, at the earlier of 7 days after mailing or the time when in the ordinary course of post the said letter should have reached its destination. The Corporation or a Holder or the Note Trustee may from time to time notify the other parties hereto of a change in address which thereafter, until changed by like notice, shall be the address of the Corporation or the Holder or the Note Trustee for all purposes hereunder.

ARTICLE 9
Concerning the Note Trustee

9.1 No Conflict of Interest

The Note Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Note Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 9.1, such a material conflict of interest exists, the validity and enforceability of this Note Indenture and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Note Trustee shall, within ninety (90) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 9.2.

9.2 Replacement of Note Trustee

(a) The Note Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation three (3) months notice in writing or such shorter notice as the Corporation may accept as sufficient. In the event of the Note Trustee resigning or being resolved or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Note Trustee unless a new Note Trustee has already been appointed by the Holders. Failing such appointment by the Corporation, the retiring Note Trustee or any Holder may apply to a Justice of the Court of Queen's Bench of Alberta, on such notice as such Justice may direct, for the appointment of a new Note Trustee. Any new Note Trustee so appointed by the Corporation or by the Court shall be subject to removal as herein provided by the Holders. Any new Note Trustee appointed under any provision of this Section shall be a body corporate authorized to carry on the business of a trust body corporate in the Provinces of Alberta and Ontario. On any new appointment the new Note Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Note Trustee.

(b) Any body corporate into which the Note Trustee may be merged or with which it may be consolidated or amalgamated or any body corporate resulting from any merger, consolidation or amalgamation to which the Note Trustee shall be a party, shall be the successor Note Trustee under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Note Trustee or of the Corporation, the Note Trustee

ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Note Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Note Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Note Trustee to the successor Note Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Note Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Note Trustee, be made, executed, acknowledged and delivered by the Corporation.

9.3 Duties of Note Trustee

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Note Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(b) In addition to all other duties of the Note Trustee set forth herein, at all times while any Notes are outstanding, the Note Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Corporation's Note ledgers, Registers and branch Registers of transfers and unissued Note certificates and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Corporation), the Note Trustee shall:

(A) record the particulars of all transfers of Notes upon the appropriate Register of transfers or branch Register(s) of transfers;

(B) certify and issue Note Certificates to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

(C) maintain the Registers of Holders and make such entries from time to time in the Registers as may be necessary in order that the account of each Holder of the Corporation may be properly and accurately maintained; and

(D) furnish to the Corporation but at the Corporation's expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Note Trustee, including all documents, papers, information and material as it may have and the Corporation may require;

(ii) forthwith upon receipt of sufficient monies from the Corporation, to forward cheques or other transfer of funds by such means as considered appropriate by the Note Trustee representing payments of interest upon the

Notes to the Holders thereof in accordance with the provisions this Note Indenture;

(iii) upon receipt of sufficient monies upon the stated or accelerated maturity of the Notes, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Note Trustee and to provide the Holders with any such statements and records as they may require to comply with any statutory or regulatory duties imposed upon the Holders in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal Register of transfers or on any appropriate branch Register of transfers, regardless of where or when the certificates therefor shall have been issued, and entry of the transfer of any Notes in the appropriate Register of transfers or in anyone appropriate branch Register of transfers shall for all purposes be a complete and valid transfer.

(d) The Note Trustee may use its own judgment in the performance of its duties as trustee for the Noteholders, but at any time it may apply to the Board of Directors of the Corporation or an officer of the Corporation or to such Counsel as the Corporation may from time to time determine at the expense of the Corporation, for instructions or advice, and the Corporation will fully protect and hold the Note Trustee harmless from all liability for any action taken, or not taken, by the Note Trustee in good faith and in accordance with or pursuant to such instructions or advice that may be given to it.

(e) Subject to the provisions of the *Business Corporations Act* (Alberta), except for its acts of gross negligence or willful misconduct, the Note Trustee shall not be liable for any act done or step taken or omitted by it in good faith or for any mistake of fact or law, and the Corporation agrees to indemnity and save harmless the Note Trustee from and against all claims, demands, action, suits or other proceedings by whomsoever made, prosecuted or brought and from all loss, costs, damages and expenses in any manner based upon, occasioned by or attributable to any act of the Note Trustee in the execution of its duties hereunder as required or authorized by this agreement, other than as caused by the gross negligence or willful misconduct of the Note Trustee.

(f) The transfer of any Notes in respect of a certificate presented to the Note Trustee may be refused by it until it is satisfied that such certificate is valid, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Note Trustee shall not incur any liability by refusing in good faith to effect any transfer which, in its judgment, is improper or unauthorized.

(g) The Note Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Corporation to the Note Trustee of all monies owing to the Note Trustee hereunder, to deliver over to the Corporation the Registers and branch Registers maintained by it and any documents connected therewith or with the Corporation transacted hereunder, and a receipt signed by an officer of the Corporation shall be a valid discharge of the Note Trustee.

9.4 Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Note Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture.

9.5 Evidence and Authority to Note Trustee

(a) The corporation shall furnish to the Note Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Corporation or the Note Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Note Trustee at the request of or on the application of the Corporation, forthwith if and when (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Note Trustee in accordance with the terms of this Section 9.5 or (ii) the Note Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a certificate of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this note Indenture;

(ii) in the case of a condition precedent for which compliance with is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent for which compliance with is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Note Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(d) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include (i) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein and (iv) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

(e) The Corporation shall furnish to the Note Trustee annually, within 60 days of its fiscal year end, and at any other reasonable time if the Note Trustee so requires, its certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Note Indenture, the noncompliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance. The Corporation shall, whenever the Note Trustee so requires, furnish the Note Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Note Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Note Indenture.

9.6 Certificate of the Corporation as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Note Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Note Trustee, if acting in good faith, may rely upon a certificate of the Corporation.

9.7 Experts, Advisers and Agents

The Note Trustee may:

(a) in relation to these presents act on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Note Trustee or by the Corporation, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Note Trustee as Counsel may, but need not, be solicitors for the Corporation.

9.8 Note Trustee May Deal in Notes

Subject to Section 9.1, the Note Trustee may, on its own behalf or in another capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

9.9 Investment of Monies Held by Note Trustee

(a) Unless otherwise provided in this Note Indenture, any monies held by the Note Trustee which under the trusts of this Note Indenture may or ought to be invested or which may be on deposit with the Note Trustee or which may be in the hands of the Note Trustee may be invested and reinvested in the name or under the control of the Note Trustee in securities in which, under the laws of either the Province of Alberta or the Province of Ontario, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two (2) years after their purchase by the Note Trustee, and unless and until the Note Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Note Trustee shall so invest such monies at the request of the Corporation.

(b) Pending the investment or any monies as hereinbefore provided, such monies may be deposited in the name of the Note Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Note Trustee or any other trust body corporate authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

Unless and until the Note Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Note Trustee shall pay over to the Corporation all interest received by the Note Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

9.10 Note Trustee Not Ordinarily Bound

Except as provided in Section 4.9 and as otherwise specifically provided herein, the Note Trustee shall not, subject to Section 9.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Note Trustee shall have been required to do so by a Noteholders' Direction or Noteholders' Resolution passed in accordance with the provisions contained in Article 7, and then only after it shall have been indemnified and funded to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

9.11 Note Trustee Not Required to Give Security

The Note Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of the premises.

9.12 Note Trustee Not to Be Appointed Receiver

The Note Trustee and any Person related to the Note Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

9.13 Note Trustee Not Bound to Act on Corporation's Request

Except as in this Note Indenture otherwise specifically provided, the Note Trustee shall not be bound to act in accordance with any direction or request of the Corporation or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Note Trustee, and the Note Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Note Trustee to be genuine.

9.14 Conditions Precedent to Note Trustee's Obligations to Act Hereunder

(a) The obligation of the Note Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Note Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Note Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Note Trustee to protect and hold harmless the Note Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Note Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Note Trustee may before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders at whose instance it is acting to deposit with the Note Trustee the Notes held by them for which Notes the Note Trustee shall issue receipts.

9.15 Authority to Carry on Business

The Note Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust body corporate in the Province of Alberta but if, notwithstanding the provisions of this Section 9.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Note Trustee shall, within ninety (90) days after ceasing to be authorized to carry on business of a trust body corporate in the Provinces of Alberta and Ontario either become so authorized or resign in the manner and with the effect specified in Section 9.2.

9.16 Acceptance of Trusts

The Note Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

ARTICLE 10
Subordination of Notes

10.1 Definition of Senior Debt

"**Senior Debt**" means any secured indebtedness or liability of the Corporation or any indebtedness or liability of the Corporation to any bank or other financial institution, including, without limitation, all amounts now or hereafter owing under any one or more credit agreements, commitments letters or other arrangements which have been or may be entered into between the Corporation, as borrower, and any bank or other financial institution, as lender, as may be amended, supplemented or replaced from time to time (collectively, the "**Credit Agreement**"), whether for principal, interest, fees, costs, expenses or otherwise, and "**Senior Creditor**" means the holder of any such indebtedness.

10.2 General Statement of Subordination

Anything herein or in any Note to the contrary notwithstanding, the indebtedness evidenced by the Notes shall be subordinate and junior to indebtedness and liability represented by Senior Debt now or hereafter outstanding or incurred.

10.3 Meaning of "subordinate" and "junior"

The terms "**subordinate**" and "**junior**" as used herein shall mean the following:

(a) Upon the happening of any default under the Credit Agreement (as defined or contemplated in the Credit Agreement) or any event of default under any other Senior Debt, and so long as such default or event of default shall continue, the indebtedness of the Corporation represented by the Notes shall rank, in respect of the payment or other satisfaction of the principal thereof and premium, if any, and interest thereon, after and junior to the payment of the principal and interest (including interest on amounts in default), penalties, fees, indemnifications, reimbursements, damages and other amounts in respect of the Senior Debt under the Credit Agreement and of all other Senior Debt; and, without limiting the generality of the foregoing, so long as such default shall continue the Corporation shall not purchase any Notes and no payments shall be made in respect of the Notes by the Note Trustee or the Corporation.

(b) In the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, relative to the Corporation or its property, and in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Corporation, whether or not involving insolvency or bankruptcy proceedings, which constitute a default under the Credit Agreement or an event of default under other Senior Debt, then all principal, interest and other amounts in respect of outstanding Senior Debt shall first be paid in full or such payment be provided for, before any payment on account of principal, premium or interest is made upon the indebtedness represented by the Notes. In any such proceedings any payment or distribution of any kind or character, whether in cash or property or securities, which may be payable or deliverable in respect of the Notes shall be paid or delivered directly to the trustees for or holders of any outstanding Senior Debt and shall be applied in payment thereof, unless and until such Senior Debt shall have been paid and satisfied in full or such payment and satisfaction shall have been provided for.

(c) If, pursuant to this Note Indenture, the Note Trustee shall declare the principal and interest of all Notes at any time outstanding to be due and payable because of the occurrence of an Event of Default (under circumstances when the provisions of the foregoing clauses (a) and (b) shall not be applicable) the Holders of the Notes shall be entitled to payment only after there shall first have been paid in full the Senior Debt outstanding at the time such Notes become due and payable because of such Event of Default, or such payment shall have been provided for.

10.4 Notice of Default under Senior Debt

The Corporation shall give the Note Trustee prompt written notice of the happening of any event of default under any Senior Debt.

10.5 Certain Trusts Received for Senior Debt

No present or future Senior Creditor shall be prejudiced in its right to enforce subordination of the Notes by any act or failure to act on the part of the Corporation and if, notwithstanding the foregoing provisions of this Article, any payment or distribution of assets of the Corporation of any kind or character, whether in cash or property or securities, shall be received by the Note Trustee for the holder of any Note after receipt by the Note Trustee of a written notice of the occurrence of a default or event of default referred to in Section 10.3(a) before all Senior Debt shall have been paid in full in accordance with the terms of such Senior Debt, such payment or distribution shall be held in trust for the benefit of, and shall be paid or delivered to, the Senior Creditors or representatives thereof for application in payment of outstanding Senior Debt unless and until such time as all outstanding Senior Debt shall have been paid and satisfied in full or such payment and satisfaction shall have been provided for.

10.6 Inapplicability in Certain Circumstances

The provisions of this Article shall not be applicable to any cash, properties or securities received by the Note Trustee or the holder of any Note as a holder of Senior Debt.

10.7 Actual Notice Required

Notwithstanding the provisions of this Article or any other provisions of this Note Indenture, the Note Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of moneys to the Note Trustee, or the application of such moneys by the Note Trustee in accordance with the terms hereof, unless and until the Note Trustee shall have received written notice thereof.

10.8 No Impairment Between Corporation and Holders

The provisions of this Article are solely for the purpose of defining the relative rights of the holders of Senior Debt on the one hand, and the Holders of the Notes on the other hand, and nothing herein shall impair, as between the Corporation and the Holder of any Note, the obligation of the Corporation, which is unconditional and absolute, to pay the Holder the principal, premium, if any, and interest thereon in accordance with its terms, nor shall anything therein or herein prevent the Note Trustee or the Holder of any Note from exercising all the remedies otherwise permitted by applicable law or hereunder upon the occurrence of any Event of Default hereunder, subject to the rights, if any, under this Article of the Senior Creditors to receive cash, property or securities otherwise payable or deliverable to the Note Trustee or the Holders of the Notes.

ARTICLE 11
Supplemental Indentures

11.1 Supplemental Indentures

(a) From time to time the Note Trustee and, when authorized by a resolution of the Directors, the Corporation, may, and they shall when required by this Note Indenture, execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for anyone or more of the following purposes:

(i) adding to the covenants of the Corporation herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(ii) making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Note Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Holders;

(iii) implementing any transaction contemplated by Article 6;

(iv) giving; effect to any Noteholders' Direction or Noteholders' Resolution passed as provided in this Note Indenture; and

(v) for any other purpose not inconsistent with the terms of this Note Indenture.

(b) The Note Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Note Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Note Trustee and the Holders are in no way prejudiced thereby.

ARTICLE 12
Form of Note

12.1 Forms of Notes

The form of the Notes, the certificate of the Note Trustee and the registration and transfer panels thereon shall be as set forth in Schedule A hereto.

ARTICLE 13
Execution and Formal Date

13.1 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.2 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date of September 17, 2002 irrespective of the actual date of execution hereof.

In witness whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

TRINIDAD ACQUISITION CORP.

Per: (signed) "Mike Heier"

Per: (signed) "Brent Conway"

VALIANT TRUST COMPANY

Per: (signed) "Authorized Signatory"

Per: (signed) "Authorized Signatory"

SCHEDULE A

Form of Note

The form for the Notes, the certificate of the Note Trustee and the registration and transfer panels thereon shall be in the English language substantially as follows, and may include a translation into the French language:

TRINIDAD ACQUISITION CORP.
(incorporated pursuant to the laws of Alberta)

$• **13% UNSECURED, SUBORDINATED NOTE DUE DECEMBER 31, 2007** **No. •**

Trinidad Acquisition Corp. (herein referred to as the "**Corporation**"), for value received, hereby promises to pay to the registered Holder hereof, on December 31, 2007, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $• in lawful money of Canada, or so much thereof as remains outstanding, at Calgary, Alberta, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate. Interest shall be calculated for each calendar month and be paid monthly on the 15th day of the month following the month in which it was earned (except for the first payment, which shall be made on November 15, 2002 for the period commencing on the Issue Date and ending on October 31, 2002). Commencing on November 15, 2002, and on the 15th day of each subsequent month during the currency of this Note the Corporation shall make a payment on principal as required by the Note Indenture. As interest and any required payment on principal becomes due on this Note (except at maturity, when interest shall be paid upon the surrender thereof for payment), the Corporation shall cause to be: (i) sent by prepaid ordinary mail a cheque or, (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Note Trustee, for such principal payment or such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address appears on the Register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is one of the Notes issued under a Note Indenture (herein referred to as the "Note Indenture") dated as of September 17, 2002 between the Corporation and Valiant Trust Company, as Note Trustee. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of the Notes, the Corporation and the Note Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations. No more than one Note having a denomination other than $100 or integral multiples thereof will be issued to a Holder at anyone time.

All Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Note is a direct obligation of the Corporation, is not secured by any mortgage, hypothec, charge or pledge, but is subordinated to the prior payment of Senior Debt as set out in the Note Indenture. The Note Indenture contains no restrictions on the right of the Corporation or any Subsidiary to borrow or give security for any of their obligations.

The Holder hereof may not redeem this Note. The Corporation may prepay all or any part of the outstanding principal of this Note at any time without notice or bonus.

The principal hereof may also become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the Register of transfers to be kept at the principal office of the Note Trustee in the City of Calgary, and in such other place or places (if any) and by such other registrar or registrars (if any) as the Corporation with the approval of the Note Trustee and Note Trustee may designate, by the registered Holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Note Trustee or other registrar (if any) and upon compliance with such reasonable requirements as the Note Trustee or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified fraction of the principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Note Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

IN WITNESS WHEREOF the Corporation has caused this Note to be signed by its duly authorized officers as of the 17th day of September, 2002.

TRINIDAD ACQUISITION CORP.

Per:____________________________________

Per:____________________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE NOTE TRUSTEE.

Note Trustee's Certificate

This note is an Note referred to in the Note Indenture within mentioned.

VALIANT TRUST COMPANY

By:____________________________________
(Authorized Signature)

Note Trustee

(Form of Registration Panel)

Registration

(No writing on this panel except by
the Note Trustee or other Registrar)

Date of Registration	In Whose Name Registered	Signature of Note Trustee or Other Registrar

(Form of Transfer)

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

____

____

(Please print or typewrite name and address of assignee)

the within Note of the Corporation and hereby irrevocably constitutes and appoints ________________________ as attorney to transfer the said Note on the Registers of the Notes of the said Corporation, with full power of substitution in the premises.

Date: ______________________________ ______________________________

(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of the Note in every particular without alteration or change whatsoever.

The signature of the registered Holder of the within Note to the foregoing assignment must be guaranteed by a Canadian chartered bank, a trust company in Canada or a member firm of The Toronto Stock Exchange, the Montreal Exchange, the TSX Venture Exchange, a national securities exchange in the United States or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Association Medallion Program.

FIFTH SUPPLEMENTAL NOTE INDENTURE

Dated as of the 27th day of July, 2004

Between

TRINIDAD DRILLING LTD.

and

VALIANT TRUST COMPANY

Supplementing the Amended and Restated Note Indenture dated as of September 17, 2002 between Trinidad Drilling Ltd. and Valiant Trust Company, the First Supplemental Note Indenture dated as of April 10, 2003 between Trinidad Drilling Ltd. and Valiant Trust Company, the Second Supplemental Note Indenture dated as of July 15, 2003 between Trinidad Drilling Ltd. and Valiant Trust Company, the Third Supplemental Note Indenture dated as of November 19, 2003 between Trinidad Drilling Ltd. and Valiant Trust Company, and the Fourth Supplemental Note Indenture dated as of March 15, 2004 between Trinidad Drilling Ltd. and Valiant Trust Company

THIS FIFTH SUPPLEMENTAL NOTE INDENTURE dated as of July 27, 2004.

B E T W E E N:

TRINIDAD DRILLING LTD., a corporation amalgamated under the *Business Corporations Act* (Alberta) having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

and

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta with offices in the City of Calgary, in the Province of Alberta (the "**Note Trustee**")

WHEREAS:

A. By an amended and restated note indenture dated as of September 17, 2002, as amended by a First Supplemental Note Indenture dated as of April 10, 2003, a Second Supplemental Note Indenture dated as of July 15, 2003, a Third Supplemental Note Indenture dated as of November 19, 2003 and a Fourth Supplemental Note Indenture dated as of March 15, 2004 (collectively, the "**Principal Indenture**") between the Corporation and the Note Trustee, provision was made for the execution and delivery of indentures and instruments supplemental to the Principal Indenture; and

B. All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Fifth Supplemental Note Indenture, to make the same effective and binding upon the Corporation and the Note Trustee; and

NOW, THEREFORE, THIS FIFTH SUPPLEMENTAL NOTE INDENTURE WITNESSETH, and it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 To be Read with Principal Indenture; Governing Law

This Fifth Supplemental Note Indenture is supplemental to the Principal Indenture and the Principal Indenture and this Fifth Supplemental Note Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Principal Indenture and this Fifth Supplemental Note Indenture were contained in one instrument, and for such purpose and so far as may be necessary to effect this Fifth Supplemental Note Indenture, the Principal Indenture shall be regarded as being hereby amended, provided that the Principal Indenture so amended, together with all the covenants and conditions thereof, shall remain in full force and effect.

1.2 Definitions

All capitalized terms contained in this Fifth Supplemental Note Indenture not defined herein which are defined in the Principal Indenture shall, for all purposes, have the meanings given to such terms in the Principal Indenture, unless the subject matter or context hereof otherwise requires or specifies.

ARTICLE 2
AMENDMENTS TO PRINCIPAL INDENTURE

2.1 Amendments to Principal Indenture

The Principal Indenture be amended as follows:

(a) The text of subsection 2.1(a) of the Principal Indenture be deleted in its entirety and replaced as follows:

"The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to a maximum of $131,480,321.77."

ARTICLE 3
MISCELLANEOUS PROVISIONS

3.1 Confirmation of Principal Indenture

The Principal Indenture, as amended and supplemented by this Fifth Supplemental Note Indenture, is in all respects confirmed.

3.2 Counterparts and Formal Date

This Fifth Supplemental Note Indenture may be executed via facsimile and in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date of July 27, 2004.

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Supplemental Note Indenture to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

TRINIDAD DRILLING LTD.



Per: ______________________

Per: ______________________

VALIANT TRUST COMPANY



Per: ______________________



Per: ______________________

FOURTH SUPPLEMENTAL NOTE INDENTURE

Dated as of the 15th day of March, 2004

Between

TRINIDAD DRILLING LTD.

and

VALIANT TRUST COMPANY

Supplementing the Amended and Restated Note Indenture dated as of September 17, 2002 between Trinidad Drilling Ltd. and Valiant Trust Company, the First Supplemental Note Indenture dated as of April 10, 2003 between Trinidad Drilling Ltd. and Valiant Trust Company, the Second Supplemental Note Indenture dated as of July 15, 2003 between Trinidad Drilling Ltd. and Valiant Trust Company and the Third Supplemental Note Indenture dated as of November 19, 2003 between Trinidad Drilling Ltd. and Valiant Trust Company

THIS FOURTH SUPPLEMENTAL NOTE INDENTURE dated as of March 15, 2004.

B E T W E E N:

> **TRINIDAD DRILLING LTD.**, a corporation amalgamated under the *Business Corporations Act* (Alberta) having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")
>
> and
>
> **VALIANT TRUST COMPANY**, a trust company incorporated under the laws of Alberta with offices in the City of Calgary, in the Province of Alberta (the "**Note Trustee**")

WHEREAS:

A. By an amended and restated note indenture dated as of September 17, 2002, as amended by a First Supplemental Note Indenture dated as of April 10, 2003, a Second Supplemental Note Indenture dated as of July 15, 2003 and a Third Supplemental Note Indenture dated as of November 19, 2003 (collectively, the "**Principal Indenture**") between the Corporation and the Note Trustee, provision was made for the execution and delivery of indentures and instruments supplemental to the Principal Indenture; and

B. All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Fourth Supplemental Note Indenture, to make the same effective and binding upon the Corporation and the Note Trustee; and

NOW, THEREFORE, THIS FOURTH SUPPLEMENTAL NOTE INDENTURE WITNESSETH, and it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 To be Read with Principal Indenture; Governing Law

This Fourth Supplemental Note Indenture is supplemental to the Principal Indenture and the Principal Indenture and this Fourth Supplemental Note Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Principal Indenture and this Fourth Supplemental Note Indenture were contained in one instrument, and for such purpose and so far as may be necessary to effect this Fourth Supplemental Note Indenture, the Principal Indenture shall be regarded as being hereby amended, provided that the Principal Indenture so amended, together with all the covenants and conditions thereof, shall remain in full force and effect.

1.2 Definitions

All capitalized terms contained in this Fourth Supplemental Note Indenture not defined herein which are defined in the Principal Indenture shall, for all purposes, have the meanings given to such terms in the Principal Indenture, unless the subject matter or context hereof otherwise requires or specifies.

ARTICLE 2
AMENDMENTS TO PRINCIPAL INDENTURE

2.1 Amendments to Principal Indenture

The Principal Indenture be amended as follows:

(a) The text of subsection 2.1(a) of the Principal Indenture be deleted in its entirety and replaced as follows:

"The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to a maximum of $107,082,402.90."

ARTICLE 3
MISCELLANEOUS PROVISIONS

3.1 Confirmation of Principal Indenture

The Principal Indenture, as amended and supplemented by this Fourth Supplemental Note Indenture, is in all respects confirmed.

3.2 Counterparts and Formal Date

This Fourth Supplemental Note Indenture may be executed via facsimile and in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date of March 15, 2004.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Note Indenture to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

TRINIDAD DRILLING LTD.	**VALIANT TRUST COMPANY**
Per: [signature] Kyle Whitmarsh	Per: [signature]
Per: [signature]	Per: [signature] Dahlager

THIRD SUPPLEMENTAL NOTE INDENTURE

Dated as of the 19th day of November, 2003

Between

TRINIDAD DRILLING LTD.

and

VALIANT TRUST COMPANY

Supplementing the Amended and Restated Note Indenture dated as of September 17, 2002 between Trinidad Drilling Ltd. and Valiant Trust Company, the First Supplemental Note Indenture dated as of April 10, 2003 between Trinidad Drilling Ltd. and Valiant Trust Company and the Second Supplemental Note Indenture dated as of July 15, 2003 between Trinidad Drilling Ltd. and Valiant Trust Company

THIS THIRD SUPPLEMENTAL NOTE INDENTURE dated as of November 19, 2003.

BETWEEN:

TRINIDAD DRILLING LTD., a corporation amalgamated under the *Business Corporations Act* (Alberta) having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

and

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta with offices in the City of Calgary, in the Province of Alberta (the "**Note Trustee**")

WHEREAS:

A. By an amended and restated note indenture dated as of September 17, 2002, as amended by a First Supplemental Note Indenture dated as of April 10, 2003 and a Second Supplemental Note Indenture dated as of July 15, 2003 (collectively, the "**Principal Indenture**") between the Corporation and the Note Trustee, provision was made for the execution and delivery of indentures and instruments supplemental to the Principal Indenture; and

B. All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Third Supplemental Note Indenture, to make the same effective and binding upon the Corporation and the Note Trustee; and

NOW, THEREFORE, THIS THIRD SUPPLEMENTAL NOTE INDENTURE WITNESSETH, and it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 To be Read with Principal Indenture; Governing Law

This Third Supplemental Note Indenture is supplemental to the Principal Indenture and the Principal Indenture and this Third Supplemental Note Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Principal Indenture and this Third Supplemental Note Indenture were contained in one instrument, and for such purpose and so far as may be necessary to effect this Third Supplemental Note Indenture, the Principal Indenture shall be regarded as being hereby amended, provided that the Principal Indenture so amended, together with all the covenants and conditions thereof, shall remain in full force and effect.

1.2 Definitions

All capitalized terms contained in this Third Supplemental Note Indenture not defined herein which are defined in the Principal Indenture shall, for all purposes, have the meanings given to such terms in the Principal Indenture, unless the subject matter or context hereof otherwise requires or specifies.

ARTICLE 2
AMENDMENTS TO PRINCIPAL INDENTURE

2.1 Amendments to Principal Indenture

The Principal Indenture be amended as follows:

(a) The text of subsection 2.1(a) of the Principal Indenture be deleted in its entirety and replaced as follows:

"The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to a maximum of $76,777,401.76."

ARTICLE 3
MISCELLANEOUS PROVISIONS

3.1 Confirmation of Principal Indenture

The Principal Indenture, as amended and supplemented by this Third Supplemental Note Indenture, is in all respects confirmed.

3.2 Counterparts and Formal Date

This Third Supplemental Note Indenture may be executed via facsimile and in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date of November 19, 2003.

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Note Indenture to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

TRINIDAD DRILLING LTD.

Per: 

Per: 

VALIANT TRUST COMPANY

Per: 

Per: 

SECOND SUPPLEMENTAL NOTE INDENTURE

Dated as of the 15th day of July, 2003

Between

TRINIDAD DRILLING LTD.

and

VALIANT TRUST COMPANY

Supplementing the Amended and Restated Note Indenture dated as of September 17, 2002 between Trinidad Drilling Ltd. and Valiant Trust Company and the First Supplemental Note Indenture dated April 10, 2003 between Trinidad Drilling Ltd. and Valiant Trust Company

THIS SECOND SUPPLEMENTAL NOTE INDENTURE dated as of July 15, 2003.

BETWEEN:

TRINIDAD DRILLING LTD., a corporation amalgamated under the *Business Corporations Act* (Alberta) having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

and

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta with offices in the City of Calgary, in the Province of Alberta (the "**Note Trustee**")

WHEREAS:

A. By an amended and restated note indenture dated as of September 17, 2002, as amended by a First Supplemental Note Indenture dated as of April 10, 2003 (collectively, the "**Principal Indenture**") between the Corporation and the Note Trustee, provision was made for the execution and delivery of indentures and instruments supplemental to the Principal Indenture; and

B. All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Second Supplemental Note Indenture, to make the same effective and binding upon the Corporation and the Note Trustee; and

NOW, THEREFORE, THIS SECOND SUPPLEMENTAL NOTE INDENTURE WITNESSETH, and it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 To be Read with Principal Indenture; Governing Law

This Second Supplemental Note Indenture is supplemental to the Principal Indenture and the Principal Indenture and this Second Supplemental Note Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Principal Indenture and this Second Supplemental Note Indenture were contained in one instrument, and for such purpose and so far as may be necessary to effect this Second Supplemental Note Indenture, the Principal Indenture shall be regarded as being hereby amended, provided that the Principal Indenture so amended, together with all the covenants and conditions thereof, shall remain in full force and effect.

1.2 Definitions

All capitalized terms contained in this Second Supplemental Note Indenture not defined herein which are defined in the Principal Indenture shall, for all purposes, have the meanings given to such terms in the Principal Indenture, unless the subject matter or context hereof otherwise requires or specifies.

ARTICLE 2
AMENDMENTS TO PRINCIPAL INDENTURE

2.1 Amendments to Principal Indenture

The Principal Indenture be amended as follows:

(a) The text of subsection 2.1(a) of the Principal Indenture be deleted in its entirety and replaced as follows:

"The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to a maximum of $53,077,397.29."

ARTICLE 3
MISCELLANEOUS PROVISIONS

3.1 Confirmation of Principal Indenture

The Principal Indenture, as amended and supplemented by this Second Supplemental Note Indenture, is in all respects confirmed.

3.2 Counterparts and Formal Date

This Second Supplemental Note Indenture may be executed via facsimile and in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date of July 15, 2003.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Note Indenture to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

TRINIDAD DRILLING LTD.	**VALIANT TRUST COMPANY**
Per: Kyle Whitmarsh	Per: ____________________
Per: [signature]	Per: ____________________

ARTICLE 2
AMENDMENTS TO PRINCIPAL INDENTURE

2.1 Amendments to Principal Indenture

The Principal Indenture be amended as follows:

(a) The text of subsection 2.1(a) of the Principal Indenture be deleted in its entirety and replaced as follows:

"The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to a maximum of $53,077,397.29."

ARTICLE 3
MISCELLANEOUS PROVISIONS

3.1 Confirmation of Principal Indenture

The Principal Indenture, as amended and supplemented by this Second Supplemental Note Indenture, is in all respects confirmed.

3.2 Counterparts and Formal Date

This Second Supplemental Note Indenture may be executed via facsimile and in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date of July 15, 2003.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Note Indenture to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

TRINIDAD DRILLING LTD.	VALIANT TRUST COMPANY
Per: ______________________	Per: [signature]
Per: ______________________	Per: [signature]

FIRST SUPPLEMENTAL NOTE INDENTURE

Dated as of the 10th day of April, 2003

Between

TRINIDAD DRILLING LTD.

and

VALIANT TRUST COMPANY

Supplementing the Amended and Restated Note Indenture dated as of September 17, 2002 between Trinidad Drilling Ltd. and Valiant Trust Company

THIS FIRST SUPPLEMENTAL NOTE INDENTURE dated as of April 10, 2003.

B E T W E E N:

TRINIDAD DRILLING LTD., a corporation amalgamated under the *Business Corporations Act* (Alberta) having an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

and

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta with offices in the City of Calgary, in the Province of Alberta (the "**Note Trustee**")

WHEREAS:

A. By an amended and restated note indenture (the "**Principal Indenture**") dated as of September 17, 2002 between the Corporation and the Note Trustee, provision was made for the execution and delivery of indentures and instruments supplemental to the Principal Indenture; and

B. All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this First Supplemental Note Indenture, to make the same effective and binding upon the Corporation and the Note Trustee; and

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL NOTE INDENTURE WITNESSETH, and it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 To be Read with Principal Indenture; Governing Law

This First Supplemental Note Indenture is supplemental to the Principal Indenture and the Principal Indenture and this First Supplemental Note Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Principal Indenture and this First Supplemental Note Indenture were contained in one instrument, and for such purpose and so far as may be necessary to effect this First Supplemental Note Indenture, the Principal Indenture shall be regarded as being hereby amended, provided that the Principal Indenture so amended, together with all the covenants and conditions thereof, shall remain in full force and effect.

1.2 Definitions

All capitalized terms contained in this First Supplemental Note Indenture not defined herein which are defined in the Principal Indenture shall, for all purposes, have the meanings given to such terms in the Principal Indenture, unless the subject matter or context hereof otherwise requires or specifies.

ARTICLE 2
AMENDMENTS TO PRINCIPAL INDENTURE

2.1 Amendments to Principal Indenture

The Principal Indenture be amended as follows:

(a) The text of subsection 2.1(a) of the Principal Indenture be deleted in its entirety and replaced as follows:

"The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to a maximum of $28,479,898."

ARTICLE 3
MISCELLANEOUS PROVISIONS

3.1 Confirmation of Principal Indenture

The Principal Indenture, as amended and supplemented by this First Supplemental Note Indenture, is in all respects confirmed.

3.2 Counterparts and Formal Date

This First Supplemental Note Indenture may be executed via facsimile and in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date of April 10, 2003.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Note Indenture to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

TRINIDAD DRILLING LTD.	**VALIANT TRUST COMPANY**
Per: [signature]	Per: [signature]
Per: [signature]	Per: [signature]

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

TRINIDAD ENERGY SERVICES INCOME TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated November 2, 2004.

DATED at Calgary, Alberta this November 3, 2004

"Mavis Legg"

Mavis Legg
Manager Securities Analysis

SEDAR Project # 00699966

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié. Quiconque donne à entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Les titres offerts par les présentes n'ont pas été ni ne seront enregistrés aux termes de la loi des États-Unis intitulée Securities Act of 1933, *en sa version modifiée (la* Loi de 1933*) ou d'une loi sur les valeurs mobilières d'un État. Par conséquent, les titres ne peuvent être offerts ni vendus aux États-Unis ou à des personnes des États-Unis (au sens du* Regulation S *pris aux termes de la Loi de 1933) sauf dans le cadre d'opérations dispensées des exigences d'enregistrement de la Loi de 1933 et des lois sur les valeurs mobilières applicables d'États. Le présent prospectus simplifié ne constitue pas une offre de vente ni une sollicitation visant une offre d'achat des titres offerts par les présentes aux États-Unis. Voir « Mode de placement ».*

PROSPECTUS SIMPLIFIÉ

Nouvelle émission **Le 2 novembre 2004**

TRINIDAD

ENERGY SERVICES INCOME TRUST

79 000 001 $
8 449 198 parts de fiducie

Prix : 9,35 $
par part de fiducie

Le présent prospectus simplifié vise le placement de 8 449 198 parts de fiducie (les *parts de fiducie*) de Trinidad Energy Services Income Trust (la *Fiducie*) au prix de 9,35 $ la part de fiducie (le *placement*). Le prix des parts offertes aux termes du présent prospectus simplifié a été établi par voie de négociation entre Trinidad Drilling Ltd. (*Trinidad*), pour le compte de la Fiducie, et Raymond James Ltée, pour son propre compte et celui des autres preneurs fermes (définis ci-dessous).

Le produit net du présent placement servira à réaliser l'acquisition indirecte par la Fiducie de la quasi-totalité des actifs de forage de Jade Drilling Inc., de J.S.E. Holdings Ltd. et de 285558 Alberta Ltd. (collectivement, le *groupe Jade*). La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Jade (définie aux présentes), autres que le paiement du prix d'achat (défini aux présentes) à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Jade ne se réalisera pas. Voir « Faits récents – Acquisition d'actifs du groupe Jade » et « Emploi du produit ».

Les parts de fiducie en circulation sont inscrites à la cote de la Bourse de Toronto (la *TSX*) sous le symbole *TDG.UN*. Le 1er novembre 2004, le cours de clôture des parts de fiducie à la TSX s'élevait à 9,38 $. La TSX a conditionnellement approuvé l'inscription à sa cote des parts de fiducie placées aux termes du présent prospectus simplifié. L'inscription est conditionnelle au respect par la Fiducie de toutes les exigences de la TSX au plus tard le 4 février 2005.

	Prix d'offre	Rémunération des preneurs fermes	Produit net revenant à la Fiducie[1]
Par part de fiducie	9,35 $	0,4675 $	8,8825 $
Total[2]	79 000 001 $	3 950 000 $	75 050 001 $

Notes :

(1) Avant déduction des frais estimatifs du placement, soit 600 000 $, qui seront payés par prélèvement sur les fonds généraux de la Fiducie.

(2) La Fiducie a accordé aux preneurs fermes une option (l'*option*) visant l'achat de 270 000 parts de fiducie supplémentaires au prix d'offre, option qui peut être levée en totalité ou en partie en tout temps jusqu'à 9 h (heure de Calgary) le jour précédant la date de clôture (définie aux présentes). Les parts de fiducie qui peuvent être émises à la levée de l'option sont visées par le placement aux termes du présent prospectus simplifié. Si l'option est levée intégralement, le placement total, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (avant le paiement des frais du présent placement) s'élèveront à 81 524 501 $, à 4 076 225 $ et à 77 448 276 $, respectivement. Voir « Mode de placement ».

Raymond James Ltée, Marchés mondiaux CIBC inc., Valeurs mobilières TD Inc., Haywood Securities Inc., Investissements Premiers Associés Inc., Valeurs mobilières Desjardins inc., Corporation de valeurs mobilières Dundee et FirstEnergy Capital Corp. (collectivement, les *preneurs fermes*) offrent conditionnellement les parts de fiducie, pour leur propre compte, sous les réserves d'usage concernant leur vente préalable, leur émission et leur livraison par la Fiducie et leur acceptation par les preneurs fermes conformément aux conditions énoncées dans la convention de prise ferme dont il est question sous la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Blake, Cassels & Graydon s.r.l., pour le compte de la Fiducie, et par Macleod Dixon LLP, pour le compte des preneurs fermes.

Valeurs mobilières TD Inc. est, directement ou indirectement, filiale en propriété exclusive d'une banque à charte canadienne qui est prêteur de Trinidad. En conséquence, la Fiducie peut être considérée comme un émetteur associé à ce preneur ferme en vertu des lois en valeurs mobilières canadiennes applicables. Voir « Relation entre la Fiducie et un certain preneur ferme ».

Le prix des parts de fiducie a été établi, en partie, en fonction de l'évaluation de l'encaisse distribuable pour l'exercice terminé le 31 décembre 2004, selon ce qui est exposé sous la rubrique « Politique de distribution ». Bien que la Fiducie entende faire des distributions de ses espèces disponibles aux porteurs de parts de fiducie (les *porteurs de parts*), aucune garantie ne peut être

donnée à cet égard. Le montant réel distribué dépendra de nombreux facteurs, dont le rendement financier de Trinidad, les engagements et obligations relatifs aux dettes, les besoins en matière de fonds de roulement, les besoins futurs de capitaux et, le cas échéant, la déductibilité aux fins de l'impôt des versements d'intérêts sur la dette de Trinidad. Le cours des parts de fiducie peut diminuer si la Fiducie n'est pas en mesure de respecter ses cibles de distributions en espèces à l'avenir, et cette diminution peut s'avérer importante.

Le rendement après impôt d'un placement dans les parts de fiducie pour les porteurs de parts assujettis à l'impôt sur le revenu du Canada dépendra, en partie, de la composition aux fins de l'impôt des distributions versées par la Fiducie (dont des tranches peuvent être imposables en totalité ou en partie ou peuvent constituer des remboursements de capital non imposables). La composition aux fins de l'impôt de ces distributions peut changer avec le temps, ce qui touchera le rendement après impôt pour les porteurs de parts. Généralement, les remboursements de capital sont imposés à titre de revenu ordinaire ou à titre de dividendes entre les mains d'un porteur de parts. Les remboursements de capital à un porteur de parts résident du Canada font généralement l'objet d'un report d'impôt (et réduisent le prix de base des parts de fiducie pour le porteur de parts aux fins de l'impôt).

Le rendement du capital investi par le porteur de parts dans les parts de fiducie n'est pas comparable à celui d'un placement dans un titre à revenu fixe. La récupération du placement initial d'un porteur de parts est à risque, et le rendement prévu est fondé sur des hypothèses de rendement; par conséquent, aucune garantie ne peut être donnée à cet égard. Il est important que le souscripteur tienne compte des facteurs de risques particuliers qui peuvent toucher le secteur du forage du pétrole et du gaz dans lequel il effectue un placement et, par conséquent, la stabilité des distributions qu'il reçoit. Se reporter à la rubrique « Facteurs de risques ».

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et du droit de clore les registres de souscription à tout moment et sans avis. La clôture du présent placement et la clôture de l'opération Jade (définie aux présentes) devraient avoir lieu vers le 10 novembre 2004 mais, quoi qu'il en soit, au plus tard le 15 novembre 2004. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, effectuer des opérations qui stabilisent ou maintiennent le cours des parts de fiducie à des niveaux autres que ceux qui pourraient se former par ailleurs sur le marché libre. Voir « Mode de placement ».

Pourvu que la clôture du présent placement se produise avant le 30 novembre 2004, soit la date de clôture des registres prévue pour la distribution par la Fiducie aux porteurs des parts qui devrait avoir lieu le 15 décembre 2004, les souscripteurs qui auront réalisé l'acquisition de leurs parts de fiducie auprès des preneurs fermes et qui continueront d'en être les porteurs inscrits le 30 novembre 2004 seront admissibles à participer à la distribution que la Fiducie devrait verser le 15 décembre 2004.

TABLE DES MATIÈRES

Sauf indication contraire, dans le présent prospectus, tous les montants sont exprimés en dollars canadiens.

DESCRIPTION DES FLUX DE TRÉSORERIE DE LA FIDUCIE

Dans le présent prospectus simplifié et les documents intégrés par renvoi aux présentes, la Fiducie utilise l'expression « flux de trésorerie de la Fiducie » pour désigner la somme qui devrait être disponible à des fins de distribution aux porteurs de parts et l'expression « BAIIA » pour désigner le bénéfice de la Fiducie avant intérêts, impôts et amortissement. Les expressions « flux de trésorerie de la Fiducie » et « BAIIA » ne sont pas des mesures reconnues par les principes comptables généralement reconnus au Canada (les *PCGR*) et n'ont pas de définition normalisée prescrite par les PCGR; les « flux de trésorerie de la Fiducie » sont une somme calculée conformément à l'acte de fiducie (défini aux présentes) et Trinidad calcule le BAIIA de manière uniforme pour chaque période de déclaration. Par conséquent, les flux de trésorerie de la Fiducie et le BAIIA ne peuvent être comparés à des mesures semblables présentées par d'autres émetteurs et les épargnants sont priés de noter que les flux de trésorerie de la Fiducie et le BAIIA ne devraient pas être considérés comme des équivalents du bénéfice net, des flux de trésorerie découlant des activités d'exploitation ou d'autres mesures de rendement financier calculés conformément aux PCGR.

Le tableau suivant présente un rapprochement du bénéfice net et du BAIIA de la Fiducie pour les périodes indiquées :

	Six mois terminés le 30 juin 2004	Six mois terminés le 30 juin 2003	Douze mois terminés le 31 décembre 2003	Douze mois terminés le 31 décembre 2002
	(en milliers de dollars)			
Bénéfice net pour la période :	4 329	1 410	4 599	1 255
Amortissement	5 401	1 628	5 825	2 158
Impôt courant	212	69	336	115
Impôt futur	(147)	288	1 886	323
Intérêt	1 420	778	2 265	979
Frais de réorganisation	-	-	-	818
BAIIA	11 215	4 173	14 911	5 648

DOCUMENTS INTÉGRÉS PAR RENVOI

Des renseignements tirés de documents déposés auprès de commissions des valeurs mobilières ou d'autres autorités similaires au Canada sont intégrés par renvoi dans le présent prospectus simplifié. On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au secrétaire de Trinidad, à ses bureaux situés au 333 – 5th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3B6 (numéro de téléphone (403) 265-6525), ou en accédant aux documents d'information disponibles par l'entremise d'Internet auprès du Système électronique de données, d'analyse et de recherche (SEDAR) à l'adresse www.sedar.com. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire du dossier d'information auprès du secrétaire de Trinidad, à l'adresse et au numéro de téléphone susmentionnés.

Les documents de la Fiducie énumérés ci-après et déposés auprès de commissions des valeurs mobilières ou d'autorités semblables au Canada font partie intégrante du présent prospectus simplifié :

a) la notice annuelle de renouvellement de la Fiducie datée du 19 mai 2004 pour l'exercice terminé le 31 décembre 2003 (la *notice annuelle*);

b) le rapport de gestion de la Fiducie pour l'exercice terminé le 31 décembre 2003;

c) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes au 31 décembre 2003 et pour l'exercice terminé à cette date, avec le rapport des vérificateurs y afférent;

d) le rapport de gestion de la Fiducie pour le semestre terminé le 30 juin 2004;

e) les états financiers consolidés comparatifs non vérifiés de la Fiducie au 30 juin 2004 et pour le semestre terminé à cette date;

f) la circulaire de sollicitation de procurations de la Fiducie datée du 11 mai 2004 se rapportant à l'assemblée générale annuelle et extraordinaire des porteurs de parts tenue le 9 juin 2004 (à l'exception des sections qui, selon la Norme canadienne 44-101 des Autorités canadiennes en valeurs mobilières, n'ont pas à être intégrées par renvoi dans les présentes, soit les renseignements présentés sous les rubriques « Rapport sur la rémunération de la haute direction », « Graphique du rendement » et « Énoncé des pratiques de gouvernance d'entreprise » ainsi que les renseignements présentés à l'annexe D de celle-ci);

g) les rapports de changement important de la Fiducie en date du 19 février 2004 et du 15 mars 2004 ayant trait à l'acquisition de la quasi-totalité des actifs de Arrow Drilling Inc. (l'*acquisition Arrow*) et le placement de parts de fiducie par voie de prospectus connexe, et les rapports de changement important de la Fiducie en date du 8 juillet 2004 et du 27 juillet 2004 ayant trait à l'acquisition de la quasi-totalité des actifs de Wilson Drilling Ltd. (l'acquisition Wilson) et le placement connexe de parts de fiducie effectué par voie de prospectus;

h) les états financiers consolidés vérifiés de Wilson Drilling Ltd. en date des 31 décembre 2003 et 2002 et pour l'exercice terminé le 31 décembre 2003 et la période de onze mois terminée le 31 décembre 2002, avec le rapport des vérificateurs y afférent, contenus dans le prospectus simplifié de la Fiducie daté du 19 juillet 2004 (le *prospectus de juillet*);

i) le bilan non vérifié d'Arrow Drilling Inc. au 31 décembre 2003 et les états non vérifiés des résultats, des bénéfices non répartis et de l'évolution de la situation financière pour les semestres terminés les 31 décembre 2003 et 2002 et les états financiers annuels vérifiés d'Arrow Drilling Inc. au 30 juin 2003, au 30 juin 2002 et au 30 juin 2001 et pour les exercices terminés à ces dates, avec le rapport des vérificateurs y afférent, contenus dans le prospectus simplifié de la Fiducie daté du 3 mars 2004 (le *prospectus de mars*);

j) les états financiers vérifiés de Bear Drilling Ltd. au 30 avril 2003, au 30 avril 2002 et au 30 avril 2001 et pour les exercices terminés à ces dates, avec le rapport des vérificateurs y afférent, contenus dans le prospectus de mars;

k) le bilan non vérifié de Saturn Drilling Inc. au 28 février 2003 et les états non vérifiés des résultats, des bénéfices non répartis et de l'évolution de la situation financière pour les périodes de neuf mois terminées le 28 février 2003 et le 28 février 2002 et les états financiers annuels vérifiés de Saturn Drilling Inc. au 31 mai 2002 et pour l'exercice terminé à cette date, avec le rapport des vérificateurs y afférent, contenus dans le prospectus de mars;

l) la section du prospectus de juillet intitulée « Faits récents – Acquisition d'actifs de Wilson Drilling Ltd. »;

m) la déclaration de changement important de la Fiducie en date du 29 octobre 2004 relative à l'acquisition de la quasi-totalité des actifs du groupe Jade et au présent placement.

Si l'un quelconque des documents ci-dessous est déposé par la Fiducie auprès des commissions de valeurs ou d'autorités analogues dans les provinces du Canada après la date du présent prospectus simplifié et avant la fin du présent placement, il sera réputé intégré par renvoi dans le présent prospectus simplifié :

a) des rapports et déclarations de changement important (sauf les rapports et déclarations de changement important confidentiels);

b) des états financiers intermédiaires comparatifs;

c) des états financiers comparatifs à l'égard de l'exercice complet le plus récent de la Fiducie, avec le rapport des vérificateurs qui l'accompagne;

d) des circulaires de sollicitation de procurations (à l'exception des renseignements comparables à ceux des sections de la circulaire de sollicitation de procurations de la Fiducie datée du 11 mai 2004 qui ne sont pas intégrées par renvoi dans le présent prospectus simplifié).

Toute déclaration contenue dans un document intégré ou réputé intégré aux présentes par renvoi sera réputée modifiée ou remplacée aux fins du présent prospectus simplifié dans la mesure où une déclaration qui figure aux présentes ou dans tout autre document déposé par la suite, qui est également intégré aux présentes par renvoi ou est réputé l'être, modifie ou remplace cette déclaration. Il n'est pas nécessaire que la déclaration de modification ou de remplacement indique qu'elle a modifié ou remplacé une déclaration antérieure ou inclue d'autres renseignements présentés dans le document qu'elle modifie ou remplace. L'inclusion d'une information modificatrice ou de remplacement n'est pas réputée constituer, à quelque fin que ce soit, une admission du fait qu'au moment où l'information antérieure a été faite elle constituait une information fausse ou trompeuse, une déclaration fausse d'un fait important ou une omission de déclarer un fait important qui doit être déclaré ou dont la mention est nécessaire pour éviter qu'une déclaration ne soit trompeuse à la lumière des circonstances dans lesquelles elle a été faite. Toute déclaration ainsi modifiée ou remplacée ne sera réputée faire partie du présent prospectus simplifié que dans la mesure où elle est ainsi modifiée ou remplacée.

ÉNONCÉS PROSPECTIFS

Certains énoncés figurant dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. L'utilisation de termes tels que « prévoir », « continuer », « estimer », « pouvoir » et d'autres expressions semblables vise à indiquer des énoncés prospectifs. Ces énoncés sous-entendent des risques connus, des risques inconnus, des incertitudes ainsi que d'autres facteurs qui pourraient faire en sorte que les résultats réels ou la suite des événements diffèrent de façon importante de ceux qui sont prévus dans ces énoncés prospectifs. La Fiducie est d'avis que les prévisions reflétées dans ces énoncés prospectifs sont raisonnables, mais rien ne saurait garantir que ces prévisions se révéleront exactes et on ne devrait pas se fier indûment aux énoncés prospectifs inclus ou intégrés par renvoi dans le présent prospectus. Ces énoncés sont valides uniquement à la date du présent prospectus simplifié ou à la date indiquée dans les documents qui y sont intégrés par renvoi, selon le cas. La Fiducie n'entend pas mettre à jour ces énoncés prospectifs et n'assume aucune obligation de ce faire.

TRINIDAD ENERGY SERVICES INCOME TRUST

La Fiducie

Trinidad Energy Services Income Trust est une fiducie d'investissement à capital variable non constituée en société et régie par les lois de la province d'Alberta, qui a été créée aux termes d'un acte de fiducie daté du 1er août 2002 conclu entre Trinidad et Valiant Trust Company, en sa version modifiée avec prise d'effet le 31 décembre 2003 (collectivement, l'*acte de fiducie*). La Fiducie détient la totalité des actions ordinaires émises et en circulation de Trinidad ainsi que la totalité des billets subordonnés non assortis d'une sûreté émis par Trinidad à la Fiducie (les *billets*). Les activités de la Fiducie, y compris la fourniture d'installations et de services de forage et de reconditionnement à des sociétés de production et d'exploration pétrolières et gazières exerçant des activités dans l'Ouest canadien, sont menées par Trinidad.

Le siège social et bureau principal de la Fiducie est situé au 333 – 5th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3B6.

Trinidad Drilling Ltd.

Trinidad est une entreprise d'installations de forage et de plates-formes de maintenance qui offre des services de forage à contrat au secteur pétrolier et gazier canadien. Trinidad compte actuellement un total de 38 installations de forage et de huit plates-formes de maintenance.

Trinidad a été constituée sous le régime de la loi intitulée *Business Corporations Act* (Saskatchewan) le 23 février 1996 sous la dénomination de 614651 Saskatchewan Ltd. Trinidad a modifié ses statuts pour remplacer sa dénomination par celle de Trinidad Drilling Ltd. le 9 mai 1996. Trinidad s'est prorogée en Alberta le 29 juin 1999 et, avec prise d'effet le 30 juin 1999, elle a fusionné avec 804969 Alberta Ltd. La société issue de la fusion s'est prorogée sous la dénomination de « Trinidad Drilling Ltd. ». Dans le cadre de cette fusion, Trinidad a modifié ses statuts, notamment pour y supprimer les restrictions relatives à son statut de société fermée. Les statuts de Trinidad ont de nouveau été modifiés le 11 mars 2004, pour permettre la création et l'émission, en séries, d'actions échangeables (les *actions échangeables*), y compris la série initiale d'actions échangeables (les *actions échangeables, série initiale*), et ils ont été modifiés à nouveau le 26 juillet 2004 pour permettre la création des actions échangeables, série B (les *actions échangeables, série B*).

Avec prise d'effet à la fin de son exercice 1999, Trinidad a remplacé la date de sa fin d'exercice du 30 novembre par celle du 31 décembre afin de rendre Trinidad conforme aux pratiques dominantes d'établissement de rapports financiers ayant cours dans le secteur.

En octobre 2000, Trinidad a réalisé son premier appel public à l'épargne (le *PAPE*), émettant 4,0 millions d'unités au prix de 2,50 $ l'unité. Chaque unité était constituée d'une action ordinaire de Trinidad et d'un demi-bon de souscription d'action ordinaire, chaque bon de souscription entier pouvant être exercé en vue d'obtenir une action ordinaire de Trinidad au prix d'exercice de 3,00 $ au plus tard le 11 décembre 2001. Le produit net que Trinidad a tiré du PAPE s'élevait à 9,0 millions de dollars. Les actions de Trinidad ont commencé à se négocier sous le symbole « TDG » à la TSX le 11 octobre 2000.

Le 17 septembre 2002, Trinidad a fusionné avec Trinidad Acquisition Corp. et est devenue une filiale en propriété exclusive de la Fiducie aux termes d'une réorganisation (l'*arrangement*) changeant Trinidad en fiducie de revenu, au moyen d'un plan d'arrangement aux termes de la *Business Corporations Act* (Alberta) (l'*ABCA*). Après l'arrangement, les actions ordinaires de Trinidad ont été radiées de la cote de la TSX, et la négociation des parts de fiducie à la TSX a commencé.

Le 10 mars 2004, Trinidad a constitué en société Trinidad Exchange Corp. (*Trinidad ExchangeCo*), filiale en propriété exclusive, aux termes de l'ABCA. Trinidad ExchangeCo a été constituée aux fins de faciliter l'intégration des actions échangeables dans la structure du capital de la Fiducie et de ses filiales. Trinidad ExchangeCo n'exerce pas d'activités autres que celles qui se rapportent aux actions échangeables.

Les fonctions de siège social et de bureau principal de Trinidad sont effectuées à ses bureaux situés au 333 – 5th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3B6. En outre, Trinidad maintient un bureau de chantier à Lloydminster (Alberta), une cour d'exploitation à Blackfoot (Alberta), des bureaux administratifs et une cours

d'exploitation à Calgary (Alberta) et deux bureaux administratifs à Edmonton (Alberta). Le siège social de Trinidad est situé au 855 – 2nd Street S.W., bureau 3500, Calgary (Alberta) T2P 4J8.

Trinidad est enregistrée comme société extraprovinciale pour exercer des activités au Manitoba, en Saskatchewan, en Colombie-Britannique et dans les Territoires du Nord-Ouest.

Organigramme

Le diagramme suivant illustre la structure organisationnelle simplifiée de la Fiducie, y compris la filiale importante de la Fiducie, ainsi que le mouvement des flux de trésorerie de Trinidad vers la Fiducie et de la Fiducie vers ses porteurs de parts :


Porteurs de parts
Parts de fiducie (100 %)
Distributions en espèces(3)
Trinidad Energy Services Income Trust
Flux de trésorerie de la Fiducie(1)
Actions de Trinidad (100 %)
Billets (100 %)(2)
Trinidad Drilling Ltd.

Notes :

(1) Les flux de trésorerie de la Fiducie représentent les paiements effectués par Trinidad à la Fiducie à l'égard du remboursement du capital des billets et du versement de l'intérêt sur ceux-ci. Outre ces paiements, Trinidad peut également verser un revenu de dividendes à la Fiducie.

(2) La Fiducie peut investir le remboursement du capital des billets dans des titres de Trinidad pour permettre à cette dernière de procéder à des dépenses en immobilisations.

(3) Des distributions en espèces devraient être versées aux porteurs de parts mensuellement en fonction des flux de trésorerie de la Fiducie. Voir « Politique de distribution ».

Des descriptions détaillées de l'activité de la Fiducie et de Trinidad sont fournies sous les rubriques « Description des activités de la Fiducie » et « Description générale et évolution des activités de Trinidad » dans la notice annuelle.

Le parc d'installations de forage de Trinidad (avant la réalisation de l'acquisition Jade) se détaille comme suit :

N° de l'installation	Type	Fabricant et type	Profondeur (calculée en mètres)
1	Double lourde	Rigmaster P-500	2 800
2	Double lourde	Rigmaster P-500	3 200
3	Double lourde	Rigmaster P-750	3 200
4	Double lourde	Rigmaster P-750	3 200
5	Triple	Unit 15 TMS	2 400
6	Simple	Failing 2500	1 000
7	Simple	Failing R300	1 400
8	Rng III simple	Rigmaster P-300	1 800
9	Rng III simple	Rigmaster P-300	1 800
10	Rng III simple	Rigmaster P-300	1 800
11	Rng III simple	Rigmaster P-300	1 800
12	Rng III simple	Rigmaster P-300	1 800
13	Double lourde	TSM 7000A	3 000
14	Double lourde	Rigmaster P-600	3 000
15	Triple	Rigmaster P-850	3 500
16	Double lourde	TSM 7000A	3 200
17	Double lourde	TSM 7000	3 600
18	Double lourde	Franks 750	3 300
19	Double lourde	Alco 750	3 500
20	Triple	TSM 1200-E	5 500
21	Triple	TSM-1000	4 200
22	Double lourde	Rigmaster E-750	3 500
23	Double lourde	Rigmaster E-750	3 500
24	Double lourde	Rigmaster E-750	3 500
25	Double lourde	Rigmaster E-750	3 500
26	Double lourde	Rigmaster E-750	3 500
27	Double	Superior 300	1 700
28	Simple	Gardner Denver 3000	1 300
29	Simple	Rigmaster P300M	1 300
30	Double	Superior 300	1 800
31	Double lourde	Rigmaster P500M	2 300
32	Double	Ideco H30	2 000
33	Simple	Ideco H25	1 300
34	Double lourde	Rigmaster P500M	2 600
35	Double lourde	Alco 750	3 200
36	Triple	Continental Emsco D-2E	4 600
37	Double lourde	TSM 700	3 000
38	Triple	Rigmaster P-850	4 000

Le parc de plates-formes de maintenance de Trinidad se détaille comme suit :

N° de la plate-forme	Type	Fabricant	Profondeur (calculée en mètres)
1	Double/simple	Cardwell/Mainland	1 500
2	Double/simple	Cardwell/Mainland	1 500
3	Simple/simple	Uniflex	1 000
4	Double/simple	Cardwell/Mainland	1 500
5	Double/simple	Irontech	2 400
6	Simple/simple	Irontech	2 400
7	Double/simple	Sky Top/Brewster	2 000
8	Double/simple	Cooper	1 500

FAITS RÉCENTS

Acquisition d'actifs du groupe Jade

Convention d'achat d'actifs

Le 21 octobre 2004, Trinidad a conclu une convention d'achat d'actifs (la *convention d'achat d'actifs*) avec Jade Drilling Inc., J.S.E. Holdings Ltd. et 285558 Alberta Ltd. (collectivement, le *groupe Jade*), sociétés fermées de l'Alberta sans lien de dépendance avec Trinidad et la Fiducie, aux termes de laquelle Trinidad a convenu d'acquérir la quasi-totalité des actifs du groupe Jade (l'*acquisition Jade*), soit 14 installations de forage et le matériel connexe, dont les tiges de forage, les pièces de rechange et d'autres articles divers en stock associés aux installations de forage, ainsi qu'un bâtiment et une cour d'exploitation à Nisky, en Alberta (les *biens immobiliers*).

Le prix d'achat (le *prix d'achat*) qui sera versé au groupe Jade aux termes de la convention d'achat d'actifs est de 87 625 000 $ (dont 71 900 000 $ sont attribués aux installations de forage, 11 975 000 $ sont attribués au matériel connexe et 3 750 000 $ sont attribués aux biens immobiliers), payable à raison de 78 862 500 $ en espèces (la *tranche en espèces*), le solde étant payable par l'émission de 937 166 parts de fiducie au prix réputé de 9,35 $, pour une valeur totale réputée de 8 762 500 $. À la clôture de l'acquisition prévue dans la convention d'achat d'actifs (la *clôture de l'opération Jade*), 8 000 000 $ de la tranche en espèces seront détenus en fiducie par les conseillers juridiques du groupe Jade, à titre de dépôt au cas où des actifs seraient manquants, ne seraient pas en bon état de fonctionnement ou seraient grevés d'une charge. À compter de la date de la clôture de l'opération Jade, Trinidad disposera de 45 jours pour inspecter ces actifs et sera remboursée par prélèvement sur ces 8 000 000 $ de la juste valeur marchande de tout actif manquant, des frais devant être engagés pour remettre tout autre actif en bon état de fonctionnement et du montant requis pour remettre à Trinidad un titre libre et franc sur ces actifs. Le solde de ces 8 000 000 $ sera payé au groupe Jade.

La convention d'achat d'actifs contient les déclarations et garanties des parties qui sont habituelles pour des opérations de cette nature et qui continueront de produire leurs effets pendant 24 mois à compter de la date de la clôture de l'opération Jade. La convention d'achat d'actifs contient également les engagements habituels pour des opérations de cette nature qui exigent que le groupe Jade exerce ses activités dans le cours normal, conformément aux pratiques adoptées par le passé, jusqu'à la date de la clôture de l'opération Jade. La convention d'achat d'actifs contient également des dispositions d'indemnisation standard, y compris des indemnisations mutuelles standard tant par Trinidad que par le groupe Jade à l'égard de toute violation importante des déclarations et garanties ou du défaut de respecter tout engagement ou toute convention importante aux termes de cette convention. Aucune réclamation en indemnisation aux termes de la convention d'achat d'actifs ne peut être faite par une des parties avant que l'ensemble de ces réclamations ne dépasse 50 000 $, et seuls les montants qui, au total, sont supérieurs à 50 000 $ feront l'objet d'une indemnisation.

Le produit net tiré du présent placement sera affecté à la tranche en espèces du prix d'achat. La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Jade, autres que le paiement de la tranche en espèces du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Jade ne se réalisera pas. Voir « Emploi du produit ». La clôture de l'acquisition Jade est également assujettie au respect des conditions habituelles pour un achat d'actifs de cette nature, dont (i) le fait que Trinidad soit satisfaite, à sa seule appréciation non restreinte, de sa vérification diligente du groupe Jade et des biens immobiliers, (ii) la cession par le groupe Jade au moment de la clôture de ses actifs à Trinidad, libres et francs de toute sûreté ou autres charges, autres que certaines charges permises, et (iii) la réception des approbations nécessaires et des consentements des tiers, dont la TSX. La convention d'achat d'actifs prévoit également que, si Trinidad n'est pas satisfaite de la vérification diligente des biens immobiliers, y compris si les biens immobiliers sont endommagés ou perdus ou si une vérification environnementale faite sur les biens immobiliers est jugée insatisfaisante par Trinidad, cette dernière a l'option de réduire le prix d'achat de 3 750 000 $ et de procéder à la clôture de l'acquisition Jade sans acquérir les biens immobiliers. Dans ces circonstances, les biens immobiliers seront loués à Trinidad pendant une période au cours de laquelle Jade Drilling Inc. sera tenue, à ses propres frais, de corriger toute irrégularité, après quoi Trinidad fera l'acquisition des biens immobiliers en contrepartie de 3 750 000 $.

À titre de condition supplémentaire de l'acquisition Jade, il est prévu que le groupe Jade ainsi que ses actionnaires, administrateurs et dirigeants concluent avec Trinidad des conventions de non-concurrence aux termes desquelles chacune d'elles s'engagera à ne pas livrer concurrence à l'entreprise de Trinidad au cours des trois années suivant la clôture de l'opération Jade.

Trinidad a convenu d'offrir un emploi à tous les employés actuels du groupe Jade, et une condition réciproque de la clôture de l'opération Jade veut que deux hauts dirigeants du groupe Jade concluent avec Trinidad des contrats d'emploi pour non-membres de la haute direction, aux termes desquels ils aideront Trinidad dans le cadre de la transition associée à la réalisation de l'acquisition Jade.

Incidence de l'acquisition Jade sur l'exploitation de la Fiducie

Les actifs qui seront acquis du groupe Jade aux termes de l'acquisition Jade comprennent 14 installations de forage (une installation de forage simple atteignant des profondeurs maximales de 1 100 mètres et 13 installations de forage doubles atteignant des profondeurs maximales de 3 000 mètres), des tiges de forage, des pièces de rechange et d'autres articles divers en stock associés aux installations de forage et les biens immobiliers.

Le parc d'installations de forage du groupe Jade se détaille comme suit :

N° de l'installation	Profondeur (mètres)	Fabricant et type
2	1 100	Wilson Super 38
3	3 000	TSM 7000A
4	3 000	TSM 7000A
5	2 200	TSM 6000
6	1 600	TSM 6000M
7	2 000	TSM 6000M
8	1 600	TSM 6000M
9	1 600	TSM 6000
10	2 000	TSM 6000A
11	2 200	TSM 6000M
12	3 000	TSM 7000A
14	3 000	TSM 7000A
15	3 000	TSM 7000A
16	3 000	TSM 7000A

Pour Trinidad, l'acquisition Jade se traduira par un parc de forage plus vaste et mieux équilibré qui répondra mieux à la demande de la clientèle actuelle de Trinidad. En outre, l'acquisition Jade élargira la clientèle actuelle de Trinidad pour y inclure des sociétés de production et d'exploration pétrolières et gazières intégrées et intermédiaires auxquelles Trinidad ne fournit pas actuellement d'équipement de forage ou de maintenance de puits. Grâce à l'ajout des installations du groupe Jade, Trinidad s'attend à connaître dans l'ensemble de meilleurs taux d'utilisation. La direction prévoit que l'acquisition Jade permettra également une meilleure efficacité au chapitre des coûts, la structure actuelle de Trinidad étant capable d'absorber l'ajout des installations du groupe Jade moyennant des augmentations minimes de ses frais généraux et administratifs actuels.

Acquisition Wilson

Le 27 juillet 2004, Trinidad a réalisé l'acquisition Wilson pour une contrepartie en espèces d'environ 19 200 000 $ et l'émission de 1 641 026 actions échangeables, série B. Chaque action échangeable de série B est échangeable, sans le versement d'une contrepartie, en une part de fiducie (sous réserve de rajustements dans certaines circonstances) pendant cinq ans à compter de la date d'émission du 27 juillet 2004. Les actions échangeables, série B ne donnent pas le droit de recevoir des distributions en espèces de la Fiducie; toutefois, le ratio d'échange pour les actions échangeables, série B est automatiquement majoré conformément à une formule préétablie pour tenir compte des distributions effectuées par la Fiducie avant l'échange des actions échangeables, série B. Les actifs acquis de Wilson aux termes de l'acquisition Wilson comprenaient deux installations doubles de forage (ayant une profondeur calculée pouvant atteindre 3 500 mètres) et deux installations triples de forage (ayant une profondeur calculée pouvant atteindre 4 700 mètres), des tiges de forage et des pièces de rechange. Pour plus de renseignements concernant l'acquisition Wilson, voir « Faits récents – Acquisition d'actifs de Wilson Drilling Ltd. » dans le prospectus de juillet.

Acquisition Arrow

Le 15 mars 2004, Trinidad a réalisé l'acquisition Arrow pour une contrepartie en espèces d'environ 26 000 000 $ et l'émission de 2 307 692 actions échangeables, série initiale, au prix de 7,80 $ l'action échangeable, série initiale. Chaque action échangeable, série initiale, est échangeable, sans le versement d'une contrepartie, en une part de

fiducie (sous réserve de rajustements dans certaines circonstances) pendant cinq ans à compter de la date d'émission du 15 mars 2004. Les actions échangeables, série initiale, ne donnent pas le droit de recevoir des distributions en espèces de la Fiducie; toutefois, le ratio d'échange pour les actions échangeables, série initiale, est automatiquement majoré conformément à une formule préétablie pour tenir compte des distributions effectuées par la Fiducie avant l'échange des actions échangeables, série initiale. Les actifs acquis d'Arrow aux termes de l'acquisition Arrow comprennent cinq installations doubles de forage (ayant une profondeur calculée de 2 600 mètres), trois installations triples de forage (ayant une profondeur calculée de 1 400 mètres), des tiges de forage et des pièces de rechange. La notice annuelle intégrée par renvoi aux présentes contient des renseignements supplémentaires concernant l'effet de l'acquisition Arrow sur les résultats d'exploitation de la Fiducie.

STRUCTURE DU CAPITAL CONSOLIDÉ

Le tableau ci-dessous présente la structure du capital consolidé de la Fiducie au 31 décembre 2003 et au 31 août 2004, compte tenu et compte non tenu du placement et de l'acquisition de Jade :

	En cours au 31 décembre 2003	En cours au 31 août 2004	En cours au 31 août 2004, compte tenu du placement et de l'acquisition de Jade [1] [2]
Dette à long terme [3]	42 209 522 $	51 092 905 $	55 505 402 $
Capital des porteurs de parts	79 093 121 $ (27 949 881 parts de fiducie)	135 566 633 $ (35 698 208 parts de fiducie)	218 779 134 $ (45 084 572 parts de fiducie)
Actions échangeables, série initiale [4]	Néant	18 000 000 $ (2 307 692 actions échangeables, série initiale)	18 000 000 $ (2 307 692 actions échangeables, série initiale)
Actions échangeables, série B [5]	Néant	12 800 000 $ (1 641 026 actions échangeables, série B)	12 800 000 $ (1 641 026 actions échangeables, série B)

Notes :

1) En supposant l'émission de 8 449 198 parts de fiducie (compte non tenu des parts de fiducie émises dans le cadre de l'acquisition de Jade) en contrepartie globale de 79 000 001 $, moins la rémunération des preneurs fermes de 3 950 000 $ et les frais de placement estimatifs de 600 000 $, pour un produit net du placement de quelque 74 450 001 $. Si l'option est exercée en entier, la Fiducie émettra 8 719 198 parts de fiducie (compte non tenu des parts de fiducie émises dans le cadre de l'acquisition de Jade) en contrepartie globale de 81 524 501 $, moins la rémunération des preneurs fermes de 4 076 225 $ et les frais estimatifs du présent placement de 600 000 $, pour un produit net estimatif de 76 848 276 $ découlant du présent placement. Se reporter à la rubrique « Mode de placement ».
2) Au 31 août 2004, 196 171 options sur actions de Trinidad étaient en cours, pouvaient être exercées à des prix se situant entre 1,58 $ et 2,25 $ la part de fiducie et venaient à échéance à diverses dates jusqu'au 24 mai 2007. Au 31 août 2004, 2 861 181 droits de Trinidad étaient en cours, pouvaient être exercés à des prix se situant entre 2,78 $ et 8,45 $ la part de fiducie et venaient à échéance à diverses dates jusqu'au 20 août 2009.
3) GE Canada Equipment Financing G.P. et la Deutsche Bank AG (les « **prêteurs** ») ont consenti à Trinidad des facilités de crédit en vertu d'un contrat d'emprunt daté du 24 décembre 2002, tel qu'il a été modifié par un accord modificateur daté du 15 juillet 2003, un second accord modificateur daté du 20 février 2004 et un troisième accord modificateur daté du 20 septembre 2004 (collectivement, le « **contrat d'emprunt** »). Les facilités de crédit consistent en une facilité de crédit à terme non renouvelable et prorogeable de 100 000 000 $, sur laquelle Trinidad avait prélevé environ 41 416 934 millions de dollars au 20 septembre 2004. Les intérêts aux termes du contrat d'emprunt sont calculés au taux des acceptations bancaires de référence majoré d'un pourcentage prescrit. La Fiducie a reconnu la priorité de la dette consentie à Trinidad par les prêteurs sur toute autre dette qui lui est due par Trinidad. Le contrat d'emprunt est garanti par un contrat de garantie (le « **contrat de garantie** »), aux termes duquel Trinidad a accordé aux prêteurs une sûreté sur tous ses biens meubles actuels et subséquemment acquis. Trinidad dispose également d'une facilité de crédit d'exploitation prorogeable et renouvelable (la « **facilité de crédit d'exploitation** ») de 25 000 000 $ datée du 15 octobre 2003 qui a été consentie par une banque canadienne (le « **prêteur** »), laquelle est garantie par une sûreté sur tous les biens meubles actuels et subséquemment acquis de Trinidad. La Fiducie a reconnu la priorité de la dette consentie à Trinidad par le prêteur sur toute autre dette qui lui est due par Trinidad. Les questions de priorité entre les prêteurs et le prêteur sont régies par une entente établissant les priorités entre les créanciers datée du 15 octobre 2003, telle qu'elle a été modifiée et reformulée le 29 septembre 2004, entre les prêteurs, le prêteur et Trinidad, dans le cadre de laquelle le prêteur a une charge de premier rang sur les comptes débiteurs de Trinidad et les prêteurs obtiennent une charge de premier rang sur tous les autres biens meubles de Trinidad.
4) Les actions échangeables, série initiale ont été émises à l'acquisition d'Arrow. Au 31 août 2004, les actions échangeables, série initiale, sont convertibles en parts de fiducie à raison de une action échangeable pour 1,04249 part de fiducie. Le ratio d'échange à l'égard des actions échangeables, série initiale, augmente au paiement par la Fiducie de distributions à l'égard des parts de fiducie en remplacement d'un paiement en espèces aux porteurs des actions échangeables, série initiale. Se reporter aux rubriques « Description générale de la structure du capital – Description des actions échangeables » de la notice annuelle, à l'exception que le droit de rachat lié à une « Opération de contrôle de Trinidad Drilling » (tel que ce terme est décrit dans la notice annuelle) a été retiré de la convention d'actionnaires conclue relativement à l'acquisition d'Arrow et intégré dans les dispositions relatives aux actions échangeables, série initiale. Il y a une part spéciale comportant droit de vote en circulation liée aux actions échangeables, série initiale représentant au départ un nombre maximal de 2 307 692 votes lors des assemblées des porteurs de parts. Cette part est assujettie à une réduction proportionnelle à l'échange d'actions échangeables, série initiale. Se reporter aux rubriques « Description générale de la structure du capital – Description des actions échangeables – Convention d'échange et de vote fiduciaire » de la notice annuelle.

5) Les actions échangeables, série B ont été émises à l'acquisition de Wilson. Au 31 août 2004, les actions échangeables, série B, sont convertibles en parts de fiducie à raison de une action échangeable, série B, pour 1,01431 part de fiducie. Le ratio d'échange à l'égard des actions échangeables, série B, augmente au paiement par la Fiducie de distributions à l'égard des parts de fiducie en remplacement d'un paiement en espèces aux porteurs des actions échangeables, série B. À l'heure actuelle, il y a une part spéciale avec droit de vote liée à l'émission des actions échangeables de série B qui, au départ, représentait un total maximal de 1 641 026 votes lors des assemblées des porteurs de parts et qui est assujettie à une réduction proportionnelle à l'échange d'actions échangeables, série B. Mis à part leur ratio d'échange actuel, les actions échangeables, série B, ont, pour l'essentiel, les mêmes caractéristiques que les actions échangeables, série initiale.

FOURCHETTE DES COURS ET VOLUME DES OPÉRATIONS SUR LES PARTS DE FIDUCIE

Les parts de fiducie actuellement en circulation sont inscrites à des fins de négociation à la TSX sous le symbole « TDG.UN ». Le tableau suivant présente les cours extrêmes et le volume des négociations sur les parts de fiducie pour les périodes indiquées, selon la TSX :

	Fourchette des cours ($)		
Période	**Haut**	**Bas**	**Volume des négociations**
2002			
Premier trimestre	1,85	1,10	381 189
Deuxième trimestre	1,80	1,21	431 601
Troisième trimestre[1]	1,46	1,74	1 261 703
Quatrième trimestre	2,20	1,65	622 526
2003			
Premier trimestre	3,00	2,01	1 242 504
Deuxième trimestre	3,93	2,55	4 076 262
Troisième trimestre	5,25	3,71	4 480 989
Quatrième trimestre	6,99	4,60	4 549 897
2004			
Premier trimestre	8,90	6,47	8 095 366
Deuxième trimestre	8,44	7,05	4 846 721
Troisième trimestre	9,38	7,44	8 774 931
Du 1er octobre au 1er novembre	9,95	8,99	2 369 453

Note :

(1) Le 17 septembre 2002, l'arrangement a été réalisé, les actions ordinaires de Trinidad ont été radiées de la cote de la TSX et la négociation des parts de fiducie à la TSX a commencé.

Le 1er novembre 2004, le cours de clôture des parts de fiducie à la TSX s'élevait à 9,38 $.

EMPLOI DU PRODUIT

Le produit net estimatif que la Fiducie tirera du présent placement, déduction faite des frais estimatifs du présent placement, qui s'élèvent à 600 000 $, et de la rémunération des preneurs fermes, qui s'élève à 3 950 000 $, sera de 74 450 001 $ et, si l'option est levée intégralement, le produit net estimatif que la Fiducie tirera du présent placement, déduction faite des frais estimatifs du présent placement, qui s'élèvent à 600 000 $, et de la rémunération des preneurs fermes, qui s'élève à 4 076 225 $, sera de 76 848 276 $.

La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Jade, autres que le paiement de la tranche en espèces du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Jade ne se réalisera pas. Voir « Faits récents – Acquisition d'actifs du groupe Jade ».

Le produit net tiré du présent placement sera utilisé par la Fiducie pour souscrire des billets supplémentaires. Trinidad utilisera ces fonds de souscription, ainsi que les fonds qui seront tirés aux termes de la convention de prêt, au besoin, pour financer la tranche en espèces du prix d'achat de l'acquisition Jade. Voir « Faits récents – Acquisition d'actifs du groupe Jade », « Relation entre la Fiducie et un certain preneur ferme » et « Structure du capital consolidé ».

MODE DE PLACEMENT

Sous réserve des conditions d'une convention de prise ferme (la *convention de prise ferme*) conclue en date du 21 octobre 2004 par la Fiducie, Trinidad et les preneurs fermes, la Fiducie a convenu de vendre et les preneurs fermes ont convenu d'acheter de la Fiducie pour leur propre compte, chacun pour une part déterminée, le 10 novembre 2004 ou à une date ultérieure dont peuvent convenir les parties (la *date de clôture*), mais quoi qu'il en soit au plus tard le 15 novembre 2004, un total de 8 449 198 parts de fiducie, au prix de 9,35 $ par part de fiducie, pour une contrepartie totale de 79 000 001 $ payable à la Fiducie à la livraison des parts de fiducie. La clôture du présent placement est conditionnelle au respect de toutes les conditions relatives à la réalisation de l'acquisition Jade, autres que le paiement du prix d'achat à l'égard de celle-ci. Si le présent placement ne se réalise pas, l'acquisition Jade ne se réalisera pas. Voir « Faits récents – Acquisition d'actifs du groupe Jade » et « Emploi du produit ». Dans le cadre du présent placement, la Fiducie payera aux preneurs fermes une rémunération de 0,4675 $ par part de fiducie, soit une rémunération globale de 3 950 000 $. Le prix des parts de fiducie offertes aux présentes a été fixé par voie de négociation entre Trinidad, pour le compte de la Fiducie, et Raymond James Ltée, pour son compte et pour le compte des autres preneurs fermes.

La Fiducie a accordé aux preneurs fermes l'option, qui peut être levée en totalité ou en partie en tout temps jusqu'à 9 h (heure de Calgary) le jour précédant la date de clôture. Les parts de fiducie pouvant être émises à la levée de l'option sont visées par le placement aux termes du présent prospectus simplifié. Si l'option est levée intégralement, le placement total, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (avant le paiement des frais du présent placement) s'élèveront à 81 524 501 $, à 4 076 225 $ et à 77 448 276 $, respectivement.

Les souscriptions de parts de fiducie seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et du droit de clore les registres de souscription à tout moment et sans avis. Aux termes de la convention de prise ferme, les obligations des preneurs fermes sont individuelles et non conjointes. Les preneurs fermes ont la faculté de résoudre la convention de prise ferme à leur gré à la survenance de certains événements. Si un preneur ferme omet d'acheter les parts de fiducie qu'il s'est engagé à acheter, les autres preneurs fermes peuvent, mais n'y sont pas tenus, acheter ces parts de fiducie. Toutefois, les preneurs fermes sont tenus de prendre livraison de la totalité des parts offertes par le présent prospectus simplifié et d'en payer le prix s'ils en souscrivent même une seule aux termes de la convention de prise ferme (à l'exception des parts devant être émises à la levée de l'option), sous réserve de certaines exceptions. La Fiducie et Trinidad ont convenu d'indemniser les preneurs fermes et les membres de leur groupe ainsi que leurs administrateurs, dirigeants, employés et mandataires respectifs à l'égard de certaines obligations.

La TSX a conditionnellement approuvé l'inscription à sa cote des parts de fiducie placées aux termes du présent prospectus simplifié. L'inscription est conditionnelle au respect par la Fiducie de toutes les exigences de la TSX au plus tard le 4 février 2004.

Aux termes des instructions générales de la Commission des valeurs mobilières de l'Ontario et de l'Autorité des marchés financiers, les preneurs fermes ne peuvent, pendant la période du placement, offrir d'acheter ou acheter des parts de fiducie. Cette restriction souffre certaines exceptions, à la condition que l'offre d'achat ou l'achat ne soit pas fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou de faire monter leur cours. Ces exceptions comprennent une offre d'achat ou un achat permis aux termes des règlements et des règles de la TSX relatifs à la stabilisation du marché ou aux activités de maintien passif du marché et une offre d'achat ou un achat fait pour le compte d'un client si l'ordre du client n'a pas été sollicité pendant la période du placement, pourvu que l'offre d'achat ou l'achat n'ait pas été fait dans le but de créer une activité réelle ou apparente sur les parts de fiducie ou de faire monter leur cours. Les preneurs fermes ont avisé la Fiducie que, dans le cadre du présent placement, sous réserve de ce qui précède et des lois applicables, ils peuvent effectuer des opérations visant à stabiliser ou à maintenir le cours des parts de fiducie à des niveaux autres que ceux qui pourraient se former par ailleurs sur le marché libre. Ces opérations peuvent être interrompues à tout moment.

La Fiducie a convenu de s'abstenir d'émettre des parts de fiducie supplémentaires ou des effets financiers convertibles ou échangeables en parts de fiducie, de s'engager à le faire ou d'annoncer au public son intention de le faire durant la période de 90 jours suivant la date de clôture, à moins d'avoir obtenu au préalable le consentement de Raymond James Ltée, que celle-ci ne doit pas refuser sans motif valable. Cette restriction ne s'applique pas aux régimes de propriété de parts, s'il en est, établis par la Fiducie à l'intention des administrateurs, des dirigeants ou des employés, aux parts de fiducie à émettre au groupe Jade et qui font partie du prix d'achat, ni aux actions échangeables ou aux parts de fiducie sous-jacentes à ces actions échangeables.

Les parts de fiducie offertes par les présentes n'ont pas été ni ne seront enregistrées aux termes de la Loi de 1933 ou des lois sur les valeurs mobilières d'un État et, par conséquent, elles ne peuvent être offertes ni vendues aux États-Unis ou à des personnes des États-Unis (au sens du *Regulation S* pris aux termes de la Loi de 1933) sauf dans le cadre d'opérations dispensées des exigences d'enregistrement de la Loi de 1933 et des lois sur les valeurs mobilières applicables d'un État.

En outre, pendant les 40 jours suivant le début du présent placement, l'offre ou la vente de parts de fiducie offertes par les présentes aux États-Unis par un courtier (qu'il participe ou non au présent placement) peut contrevenir aux exigences d'enregistrement de la Loi de 1933 si elle n'est pas conforme à la *Rule 144A* prise aux termes de la Loi de 1933.

DESCRIPTION DES PARTS DE FIDUCIE ET DES AUTRES TITRES

Le capital autorisé de la Fiducie est composé d'un nombre illimité de parts de fiducie et d'un nombre illimité de parts à droit de vote spécial. Au 31 août 2004, il y avait 35 698 208 parts de fiducie et deux parts à droit de vote spécial émises et en circulation. En outre, au 31 août 2004, il y avait 2 307 692 actions échangeables, série initiale et 1 641 026 actions ordinaires, série B émises et en circulation.

Chaque part de fiducie représente un intérêt bénéficiaire fractionnaire égal et indivis dans les distributions de la Fiducie (qu'il s'agisse de distributions du revenu net, des gains en capital réalisés nets ou d'autres sommes) ainsi que dans l'actif net de la Fiducie advenant la liquidation ou la dissolution de la Fiducie. Toutes les parts de fiducie en circulation à l'occasion donnent droit à des fractions égales des distributions effectuées par la Fiducie et, en cas de la liquidation ou de la dissolution de la Fiducie, de l'actif net de la Fiducie. Toutes les parts de fiducie ont un rang égal et proportionnel entre elles sans discrimination, privilège ou priorité. Chaque part de fiducie est transférable, n'est pas assujettie à des droits de conversion ou à des droits préférentiels, permet à son porteur d'exiger que la Fiducie lui rachète la totalité ou une partie des parts de fiducie qu'il détient et accorde une voix aux assemblées des porteurs de parts pour chaque part de fiducie détenue.

L'énoncé qui précède résume certaines dispositions de l'acte de fiducie. Pour un sommaire plus exhaustif des conditions de l'acte de fiducie, voir « Évolution générale de la Fiducie – L'acte de fiducie » dans la notice annuelle. On peut consulter la version intégrale de l'acte de fiducie aux bureaux de Trinidad ou en obtenir copie sur demande au secrétaire de Trinidad.

Les parts de fiducie ne représentent pas un placement dans une société par actions, et les épargnants ne devraient pas les considérer comme des *actions* de Trinidad ou de la Fiducie. Les porteurs de parts ne bénéficient pas, à ce titre, des droits prévus par la loi et qui sont normalement associés à la propriété d'actions d'une société par actions, y compris, par exemple, le droit d'intenter des recours en cas d'abus ou des actions dérivées. Le cours par part de fiducie est fonction du revenu distribuable prévu provenant de Trinidad et de la capacité de Trinidad d'avoir un effet sur la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie réagira à diverses situations du marché, y compris les taux d'intérêt, le prix des matières de base et la capacité de la Fiducie d'acquérir des éléments d'actif supplémentaires. Des changements dans les conditions du marché peuvent avoir un effet défavorable sur le cours des parts de fiducie.

Pour obtenir des renseignements supplémentaires sur les parts de fiducie, y compris sur la responsabilité limitée des porteurs de parts, les restrictions pour les porteurs de parts non-résidents, le droit de rachat au gré du porteur de parts, les assemblées des porteurs de parts et les modifications de l'acte de fiducie, voir « Évolution générale de la Fiducie – L'acte de fiducie » aux pages 6 à 14, inclusivement, de la notice annuelle. Pour plus de renseignements sur les dispositions des actions échangeables, série initiale, voir « Description générale de la structure du capital » dans la notice annuelle. Les actions échangeables, série B sont essentiellement semblables aux actions échangeables, série initiale, sauf en ce qui a trait au ratio d'échange courant.

POLITIQUE DE DISTRIBUTION

À l'heure actuelle, on prévoit que le seul revenu que recevra la Fiducie proviendra (i) de l'intérêt reçu sur le capital des billets et (ii) des dividendes reçus sur les actions ordinaires de Trinidad. La Fiducie prévoit verser aux porteurs de parts des distributions mensuelles en espèces, de l'intérêt gagné sur les billets et des dividendes, s'il en est, reçus sur les actions ordinaires de Trinidad, après les frais, s'il en est, et les rachats au comptant de parts de fiducie.

Compte tenu des conditions commerciales actuelles, le conseil d'administration de Trinidad a fixé les distributions de la Fiducie à environ 0,72 $ la part de fiducie par année ou 0,06 $ la part de fiducie par mois. Le conseil d'administration de Trinidad a l'intention de faire des distributions mensuelles stables selon les flux de trésorerie de la Fiducie annuels prévus; toutefois, le montant réel des distributions payées par la Fiducie pourra être revu par le conseil d'administration de Trinidad, compte tenu de la situation financière et de la situation des marchés de la Fiducie au moment en question.

La Fiducie a payé ou déclaré payables les distributions en espèces suivantes aux porteurs de parts, après la réalisation de l'arrangement le 17 septembre 2002 :

Date de paiement	Montant par part
2002	
15 novembre	0,03 $[1]
15 décembre	0,0225 $
2003	
15 janvier	0,0225 $
15 février	0,03 $
15 mars	0,03 $
15 avril	0,03 $
15 mai	0,03 $
15 juin	0,035 $
15 juillet	0,035 $
15 août	0,035 $
15 septembre	0,035 $
15 octobre	0,035 $
15 novembre	0,035 $
15 décembre	0,045 $
2004	
15 janvier	0,045 $
15 février	0,045 $
15 mars	0,045 $
15 avril	0,055 $
15 mai	0,055 $
15 juin	0,055 $
15 juillet	0,055 $
15 août	0,06 $
15 septembre	0,06 $
15 octobre	0,06 $

Notes :

(1) Compte tenu de la période de distribution initiale du 17 septembre 2002, soit la date de l'arrangement, au 31 octobre 2002.

Le 18 octobre 2004, la Fiducie a annoncé une distribution de 0,06 $ la part de fiducie payable le 15 novembre 2004 aux porteurs de parts inscrits au 31 octobre 2004. Les souscripteurs de parts de fiducie aux termes du présent placement ne seront pas admissibles à recevoir la distribution payable le 15 novembre 2004. Les souscripteurs qui réalisent leur achat de parts de fiducie auprès des preneurs fermes aux termes du présent placement et qui sont toujours les porteurs inscrits de ces parts de fiducie le 30 novembre 2004 auront droit à la distribution qui devrait être versée le 15 décembre 2004.

Les paiements de distributions antérieurs présentés ci-dessus ne sont pas garants des paiements de distributions futurs, qui pourront être revus par le conseil d'administration de Trinidad compte tenu de la situation des marchés et de la situation financière de la Fiducie au moment en question.

Le 10 décembre 2002, la Fiducie a annoncé la mise en œuvre d'un régime de réinvestissement des distributions (le *RRD*). Les participants au RRD peuvent demander le réinvestissement de leurs distributions en espèces en parts de fiducie supplémentaires. Toutes les parts de fiducie acquises dans le cadre du RRD le sont par l'intermédiaire des installations de la TSX; il n'y a aucune nouvelle émission. Le RRD est administré par Valiant Trust Company, et Raymond James Ltée se charge des achats par l'intermédiaire des installations de la TSX.

RELATION ENTRE LA FIDUCIE ET UN CERTAIN PRENEUR FERME

Valeurs mobilières TD Inc. est, directement ou indirectement, filiale en propriété exclusive d'une banque à charte canadienne qui est le prêteur d'exploitation de Trinidad à l'égard de la facilité de crédit d'exploitation. Voir la note 3 du tableau sous la rubrique « Structure du capital consolidé » pour des détails sur la facilité de crédit d'exploitation, y compris la sûreté connexe. Par conséquent, la Fiducie peut être considérée un émetteur associé à ce preneur ferme en vertu des lois sur les valeurs mobilières applicables. Le 31 août 2004, la dette impayée de Trinidad aux termes de la facilité de crédit d'exploitation s'élevait à 8 650 000 $. Trinidad respecte toutes les conditions importantes des ententes qui régissent la facilité de crédit d'exploitation. Depuis l'obtention de la facilité de crédit d'exploitation par Trinidad, la situation financière de la Fiducie et la valeur de la sûreté aux termes de la facilité de crédit d'exploitation se sont améliorées.

La décision de placer les parts de fiducie offertes par le présent prospectus simplifié et l'établissement des conditions du placement ont eu lieu par voie de négociation entre Trinidad, pour le compte de la Fiducie, et Raymond James Ltée, pour son compte et pour le compte des autres preneurs fermes. Le prêteur d'exploitation n'a pas participé à cette décision et à cet établissement mais a été informée de l'émission et de ses conditions. Par suite du présent placement, Valeurs mobilières TD Inc. recevra sa part de la rémunération des preneurs fermes.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Blake, Cassels & Graydon s.r.l., conseillers juridiques de la Fiducie et de Trinidad, et de Macleod Dixon LLP, conseillers juridiques des preneurs fermes, si la Fiducie est admissible à titre de fiducie de fonds commun de placement au sens de la *Loi de l'impôt sur le revenu* (Canada) (la *LIR*), (i) les parts de fiducie constitueront des placements admissibles aux termes de la LIR pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-études et des régimes de participation différée aux bénéfices (les *régimes exonérés*) et (ii) si la Fiducie respecte les restrictions en matière de placement de l'acte de fiducie en ce qui a trait à l'acquisition et à la détention de biens étrangers, les parts de fiducie ne constitueront pas des biens étrangers au sens de la LIR.

Il n'est pas certain que la Fiducie constituerait une « fiducie de revenu d'entreprise » ou que les parts de fiducie constitueraient un « bien de placement restreint » comme il est décrit dans les modifications proposées à la LIR annoncées par le ministre des Finances (Canada) dans le budget fédéral canadien présenté à la Chambre des communes le 23 mars 2004 (le *budget*). Aux termes des propositions du budget, certains investisseurs, y compris les fonds enregistrés de pension ou les régimes de pension agréés et les sociétés de gestion de pension, mais non les régimes exonérés, seront tenus à un impôt de pénalité à compter de 2005 à l'égard de leurs avoirs de biens de placement restreints et de parts de fiducies de revenu d'entreprise au-delà des limites décrites dans les propositions du budget. Le 18 mai 2004, le ministre des Finances (Canada) a annoncé que cette proposition du budget sera suspendue jusqu'à une consultation et un examen supplémentaires. Voir « Incidences fiscales fédérales canadiennes ».

INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Blake, Cassels & Graydon s.r.l. et de Macleod Dixon LLP (collectivement, les *conseillers juridiques*), le texte qui suit constitue un résumé général fidèle et approprié des principales incidences de l'impôt sur le revenu fédéral canadien applicables aux acheteurs de parts de fiducie émises aux termes des présentes. Ce résumé ne s'applique qu'aux personnes qui, pour les besoins de la LIR et à tout moment pertinent, résident ou sont réputées résider au Canada, détiendront les parts de fiducie à titre d'immobilisations et n'ont aucun lien de dépendance avec la Fiducie, Trinidad et les preneurs fermes. Il ne s'applique pas aux « institutions financières déterminées », aux « institutions financières » assujetties aux règles d'« évaluation à la valeur du marché » de la LIR, ni aux personnes pour qui un placement dans les parts de fiducie constituerait un « abri fiscal » ou un « abri fiscal déterminé » au sens de la LIR. En général, les parts de fiducie seront considérées comme détenues à titre d'immobilisations, à moins que le porteur de parts ne soit un négociateur ou un courtier en valeurs mobilières ou ne participe à un projet comportant un risque de caractère commercial à l'égard des parts de fiducie. Certains porteurs de parts, à l'exception des négociateurs et des courtiers en valeurs mobilières, dont les parts de fiducie pourraient par ailleurs ne pas être admissibles à titre d'immobilisations peuvent, dans certaines circonstances, avoir le droit de les rendre admissibles à ce titre en produisant le choix irrévocable relatif à la disposition de titres canadiens. Les porteurs que ce choix intéresse devraient consulter leurs conseillers fiscaux.

Le présent résumé est fondé sur les dispositions de la LIR et du *Règlement de l'impôt sur le revenu* (le *règlement*), sur toutes les propositions précises de modification de la LIR et du règlement annoncées publiquement par le ministre des Finances (Canada) avant la date des présentes (les *modifications proposées*) et sur la compréhension qu'ont les conseillers juridiques des pratiques et des politiques administratives actuelles de l'Agence du revenu du Canada. Sauf pour ce qui est des modifications proposées, ce résumé ne tient par ailleurs compte d'aucune modification projetée ou possible touchant la loi, que ce soit par voie judiciaire ou législative. Il ne prend en considération la législation fiscale d'aucune province canadienne et d'aucun territoire canadien ni d'aucun pays étranger.

La proposition du budget visant à appliquer un impôt sur le placement d'un régime de pension agréé dans des parts de fiducie au-delà de certaines limites, à moins que 90 % ou plus de la juste valeur marchande des biens de la fiducie donnée ne soient attribuables notamment à des biens immeubles, a été suspendue par le ministre des Finances (Canada) le 18 mai 2004 jusqu'à une consultation et un examen supplémentaires. Les porteurs de parts éventuels qui sont des régimes de pension agréés devraient consulter leurs propres conseillers fiscaux concernant les incidences fiscales qui s'appliquent à leur situation particulière.

Le présent résumé, de nature générale seulement, n'est pas destiné à fournir un avis fiscal à un acheteur éventuel de parts de fiducie. Comme les incidences fiscales pour un porteur en particulier dépendront de sa situation, il est fortement recommandé aux acquéreurs éventuels de consulter leurs conseillers fiscaux au sujet de leur situation fiscale particulière.

Statut de la Fiducie

Selon les déclarations de Trinidad, la Fiducie est actuellement admissible à titre de « fiducie de fonds commun de placement » pour les besoins de la LIR, et il est présumé dans le présent résumé qu'elle le demeurera. Le maintien de l'admissibilité requiert le respect de certaines conditions aux termes de la LIR sur une base continue, dont certaines exigences en ce qui a trait au placement des parts de fiducie et certaines restrictions visant les activités de la Fiducie. En outre, la Fiducie ne doit pas avoir été créée ni, en aucun cas, être maintenue principalement au profit de non-résidents. Aux termes des modifications proposées, à compter du 1er janvier 2005, cette dernière exigence sera modifiée pour l'exigence voulant qu'au plus 50 % (en valeur) des parts de fiducie en circulation puissent être détenues à un moment quelconque par des non-résidents, par des sociétés de personnes autres que des « sociétés de personnes canadiennes » (au sens défini dans la Loi de l'impôt) ou par toute combinaison des deux. Les conseillers juridiques ont été informés que Trinidad entend s'assurer que ces conditions demeureront respectées et que la Fiducie demeurera admissible à ce titre; cependant, si la Fiducie cesse d'être admissible, les incidences fiscales associées aux parts de fiducie différeront sensiblement de celles qui sont décrites ci-après.

Imposition de la Fiducie

Chaque année d'imposition, la Fiducie est assujettie à l'impôt sur son revenu pour l'année, y compris les gains en capital imposables réalisés nets, moins la partie qui en est payée ou payable pendant l'année aux porteurs de parts et qu'elle déduit dans le calcul de son revenu aux fins de la LIR. Une somme sera considérée comme payable au porteur de parts pendant une année d'imposition si la Fiducie la paie pendant l'année ou si le porteur de parts peut en exiger le paiement pendant l'année. L'année d'imposition de la Fiducie prendra fin le 31 décembre de chaque année.

La Fiducie sera tenue d'inclure dans son revenu pour chaque année d'imposition tous les intérêts qui courent sur les billets jusqu'à la fin de l'année ou qui lui deviennent payables ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où elle les a inclus dans le calcul de son revenu pour une année antérieure. Si la Fiducie effectue les désignations appropriées, tous les dividendes provenant de sociétés canadiennes imposables qu'elle inclurait par ailleurs dans son revenu seront réputés avoir été reçus par les porteurs de parts plutôt que par elle.

La Fiducie pourra généralement déduire annuellement les frais d'administration raisonnables engagés dans le cadre de ses activités d'investissement continues. Elle pourra déduire une partie des coûts qu'elle engage relativement à l'émission de parts de fiducie. La Fiducie peut déduire au cours d'une année d'imposition 20 % de tels frais d'émission, dans la mesure où ces frais n'étaient pas déductibles au cours d'une année d'imposition antérieure. Elle peut aussi déduire les sommes qui deviennent payables par elle aux porteurs de parts pendant l'année, dans la mesure où elle affiche un revenu net pour l'année après les inclusions et les déductions susmentionnées. Aux termes de l'acte de fiducie, une somme égale à la totalité du revenu de la Fiducie pour chaque année, majorée de la partie imposable et non imposable des gains en capital réalisés, le cas échéant, par cette dernière au cours de l'année, sera

déclarée payable sous forme de distributions en espèces aux porteurs de parts, sous réserve des exceptions décrites ci-après.

Aux termes de l'acte de fiducie, le revenu reçu par la Fiducie peut être affecté au financement de rachats de parts de fiducie au comptant. L'acte de fiducie prévoit aussi d'autres cas où la Fiducie pourrait ne pas disposer de fonds suffisants pour distribuer la totalité de son revenu sous forme de distributions en espèces. Dans de tels cas, ce revenu sera payable aux porteurs de parts sous forme de parts de fiducie supplémentaires (les *parts de fiducie réinvesties*).

La Fiducie pourra, pour chaque année d'imposition, porter en diminution de ses impôts à payer (ou recevoir un remboursement à cet égard), le cas échéant, sur ses gains en capital imposables réalisés nets un montant calculé aux termes de la LIR d'après le rachat de parts de fiducie au cours de l'année (le *remboursement au titre des gains en capital*). Dans certaines circonstances, le remboursement au titre des gains en capital pour une année d'imposition peut ne pas compenser entièrement les impôts que la Fiducie doit payer pour cette année-là en raison de la distribution d'éléments d'actif de la Fiducie (les *investissements*) ou de billets émis par la Fiducie (les *billets de rachat*) au moment du rachat de parts de fiducie.

Pour les besoins de la LIR, les conseillers juridiques ont été informés que la Fiducie entend généralement déduire, dans le calcul de son revenu et de son revenu imposable, le plein montant pouvant être déduit chaque année, jusqu'à concurrence de son revenu imposable pour l'année calculé par ailleurs. En raison de telles déductions et de son droit à un remboursement au titre des gains en capital, la Fiducie ne devrait pas devoir payer un montant élevé d'impôt aux termes de la LIR. Toutefois, aucune garantie ne peut être donnée à cet égard.

Imposition des porteurs de parts

Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu tiré de biens pour les besoins de la LIR. Aucune perte de la Fiducie aux fins de la LIR ne peut être attribuée à un porteur de parts ni traitée comme une perte de celui-ci.

Le porteur de parts sera généralement tenu d'inclure dans le calcul de son revenu pour une année d'imposition la partie du revenu net de la Fiducie pour l'année d'imposition, y compris les dividendes imposables et les gains en capital imposables réalisés nets, qui lui est payée ou payable cette année-là, que le montant en cause soit payable en espèces ou sous forme de parts de fiducie réinvesties.

Si la Fiducie effectue les désignations appropriées, les parties de ses gains en capital imposables nets et de ses dividendes imposables provenant de sociétés canadiennes imposables qui sont payées ou payables au porteur de parts conserveront effectivement leur nature de gains en capital imposables et de dividendes imposables, respectivement, et seront traitées à ce titre entre les mains du porteur de parts pour les besoins de la LIR. Ces dividendes seront visés, entre autres, par les dispositions relatives à la majoration et au crédit d'impôt pour dividendes applicables aux particuliers, par l'impôt remboursable de la partie IV de la LIR applicable aux « sociétés privées » et aux « sociétés assujetties » (au sens de la LIR) et par la déduction dans le calcul du revenu imposable se rapportant aux dividendes reçus par des sociétés canadiennes imposables.

Le porteur de parts n'inclura pas la partie non imposable des gains en capital réalisés nets de la Fiducie qui lui est payée ou payable au cours d'une année dans le calcul de son revenu pour l'année. Tout autre montant dépassant le revenu net de la Fiducie qui est payé ou payable par celle-ci à un porteur de parts au cours d'une année ne sera généralement pas inclus dans le revenu de ce dernier pour l'année. Cependant, si un tel montant devient payable à un porteur de parts, sauf le produit de disposition de parts de fiducie ou de fractions de parts de fiducie, il sera porté en diminution du prix de base rajusté des parts de fiducie, détenues par ce porteur de parts (sauf dans la mesure où il a été inclus dans le revenu du porteur de parts ou représentait sa quote-part dans la partie non imposable des gains en capital nets de la Fiducie, desquels celle-ci lui a attribué la partie imposable). Si le prix de base rajusté d'une part de fiducie est inférieur à zéro, le montant négatif sera réputé constituer un gain en capital réalisé par le porteur de parts à la disposition de la part de fiducie pendant l'année où le montant négatif se produit.

Le coût initial, pour un porteur de parts, d'une part de fiducie émise aux termes des présentes correspondra à son prix de souscription et aux frais d'acquisition raisonnables. Le coût initial des parts de fiducie réinvesties émises à un porteur de parts à titre de distribution de revenu autre qu'en espèces correspondra au montant de ce revenu. La moyenne du coût initial de chacune de ces parts et du prix de base rajusté de toutes les autres parts détenues par le porteur de parts devra être établie afin de déterminer le prix de base rajusté des parts de fiducie de celui-ci.

Au moment de la disposition effective ou réputée d'une part de fiducie par un porteur de parts, ce dernier réalisera (ou subira) généralement un gain (ou une perte) en capital d'un montant égal à l'écart positif (ou négatif) entre le produit de disposition (à l'exclusion, en cas de rachat, de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts tel qu'il est décrit ci-dessus) et le total du prix de base rajusté de la part de fiducie pour le porteur de parts et des frais de disposition raisonnables. Lorsque des parts de fiducie sont rachetées et que des investissements ou des billets de rachat, ou les deux, sont émis au porteur de parts, le produit de disposition comprendra la juste valeur marchande de ces investissements et billets de rachat. Lorsqu'un porteur de parts qui est une société par actions ou une fiducie (sauf une fiducie de fonds commun de placement) dispose d'une part de fiducie, la perte en capital qu'il subit à la disposition sera généralement réduite du montant des dividendes de sociétés canadiennes imposables lui ayant été attribué antérieurement par la Fiducie, sauf dans la mesure où de tels dividendes ont été portés en diminution d'une perte subie à la disposition antérieure d'une part de fiducie. Des règles analogues s'appliquent lorsqu'une société par actions ou une fiducie (sauf une fiducie de fonds commun de placement) est membre d'une société de personnes qui dispose de parts de fiducie.

Aux termes de la LIR, le porteur de parts inclura dans son revenu aux fins de la LIR pour l'année d'imposition où survient la disposition, à titre de gain en capital imposable, la moitié de tout gain en capital qu'il a réalisé. Sous réserve de règles précises de la LIR, la moitié de toute perte en capital subie à la disposition d'une part de fiducie doit être portée en diminution des gains en capital imposables réalisés par le porteur de parts pendant l'année d'imposition où survient la disposition et peut être portée en diminution des gains en capital imposables réalisés pendant les trois années d'imposition précédentes ou toute année d'imposition ultérieure.

Le prix de base rajusté d'un investissement ou d'un billet de rachat distribué à un porteur de parts par la Fiducie au moment du rachat de parts de fiducie correspondra à la juste valeur marchande de l'investissement ou du billet de rachat au moment de la distribution, déduction faite, dans le cas d'un billet ou d'un autre titre de créance, des intérêts courus sur celui-ci. Ce porteur de parts devra inclure dans son revenu les intérêts sur le billet ou l'autre titre de créance (y compris les intérêts courus jusqu'à la date où il a acquis le billet ou l'autre titre de créance) conformément aux dispositions de la LIR. Dans la mesure où le porteur de parts doit inclure dans son revenu les intérêts courus jusqu'à la date d'acquisition du billet ou de l'autre titre de créance, il aura droit à une déduction compensatoire.

Le porteur de parts qui, durant toute l'année d'imposition en cause, est une « société privée sous contrôle canadien » au sens de la LIR peut être assujetti à un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris le revenu qui lui a été payé ou lui est devenu payable par la Fiducie pendant l'année d'imposition en cause et les gains en capital imposables découlant d'une disposition de parts de fiducie.

FACTEURS DE RISQUE

L'acquéreur éventuel de parts devrait examiner attentivement les facteurs de risque énoncés sous la rubrique « Facteurs de risque » dans la notice annuelle ainsi que les facteurs de risque qui suivent.

Modification de la loi

Le budget comprend également plusieurs propositions qui visent spécifiquement le traitement fiscal de certains porteurs de parts exonérés d'impôt de certaines fiducies de revenu. Après 2004, un impôt de pénalité est proposé pour certaines entités canadiennes exonérées d'impôt, comme les régimes de pension agréés, qui détiennent un nombre excédentaire de parts ou de titres de créance de « fiducies de revenu d'entreprise ». De manière générale, les restrictions limitent le montant total de ces avoirs à 1 % du coût de tous les biens de l'entité et limitent les avoirs de ces entités (ainsi que des entités avec lesquelles elles ne transigent pas sans lien de dépendance) à 5 % de la juste valeur marchande totale de toute catégorie de parts d'une fiducie donnée. Ces propositions ne s'appliquent pas aux régimes exonérés. Il n'est pas certain, aux fins de ces règles, que la Fiducie sera considérée une « fiducie de revenu d'entreprise » à laquelle ces restrictions s'appliqueront. Le ministre des Finances (Canada) a annoncé le 18 mai 2004 que cette proposition était suspendue jusqu'à une consultation et un examen supplémentaires. Rien ne garantit que cette suspension sera permanente ou, subsidiairement, que ces restrictions sur les « fiducies de revenu d'entreprise » s'appliqueront en leur version annoncée auparavant ou en une version modifiée.

Risques associés à l'acquisition Jade

Trinidad a convenu d'acquérir la quasi-totalité des actifs du groupe Jade grâce à l'acquisition Jade afin d'affermir sa position dans le secteur des services de forage et de créer la possibilité de réaliser certains avantages. La réalisation

des avantages de l'acquisition Jade dépendra en partie de la réussite du regroupement des fonctions et de l'intégration des opérations, des procédures et du personnel d'une manière efficace et dans un délai opportun ainsi que de la capacité de Trinidad de profiter des possibilités accrues de croissance et de synergie que présente l'intégration des actifs du groupe Jade à ses opérations existantes.

PROMOTEUR

Trinidad a pris l'initiative de créer la Fiducie et de restructurer Trinidad et, par conséquent, elle peut être considérée comme le « promoteur » de la Fiducie au sens des lois sur les valeurs mobilières de certaines provinces canadiennes.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont PricewaterhouseCoopers s.r.l., Calgary (Alberta).

Valiant Trust Company à son principal établissement de Calgary (Alberta) et son bureau de sous-agence à Toronto (Ontario) fait fonction d'agent des transferts et d'agent chargé de la tenue des registres pour les parts de fiducie.

INTÉRÊTS DES EXPERTS-CONSEILS

Certaines questions d'ordre juridique concernant les titres offerts par les présentes seront examinées par Blake, Cassels & Graydon s.r.l., pour le compte de la Fiducie, et par Macleod Dixon LLP, pour le compte des preneurs fermes. À la date du présent prospectus simplifié, les associés et autres avocats de ces cabinets, chacun en tant que groupe, étaient propriétaires véritables, directement ou indirectement, de moins de un pour cent des parts de la Fiducie. Brock W. Gibson, associé chez Blake, Cassels & Graydon s.r.l., est le secrétaire de Trinidad.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité, la révision du prix, ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENTS DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du 2 novembre 2004 relatif à l'émission et à la vente de 8 449 198 parts de la Fiducie (le « **prospectus** »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2003 et 2002 et sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 16 mars 2004.

(signé) *« PricewaterhouseCoopers s.r.l. »*
Comptables agréés

Calgary (Alberta)
Le 2 novembre 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du 2 novembre 2004 relatif à l'émission et à la vente de 8 449 198 parts de la Fiducie (le « **prospectus** »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux administrateurs de Saturn Drilling Inc. (« **Saturn** ») portant sur le bilan de Saturn au 31 mai 2002 et sur les états des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé à cette date. Notre rapport est daté du 7 février 2003.

(signé) *« PricewaterhouseCoopers s.r.l. »*
Comptables agréés

Calgary (Alberta)
Le 2 novembre 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la «Fiducie») daté du 2 novembre 2004 relatif à l'émission et à la vente de 8 449 198 parts de fiducie (le «prospectus»). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux administrateurs de Wilson Drilling Ltd. portant sur les bilans consolidés aux 31 décembre 2003 et 2002, et sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé le 31 décembre 2003 et de la période de onze mois terminée le 31 décembre 2002. Notre rapport est daté du 19 mars 2004 (le 16 juillet 2004 pour la note 13).

Nous consentons également à ce que soit intégré par renvoi dans le prospectus notre rapport aux actionnaires d'Arrow Drilling Inc. portant sur les bilans aux 30 juin 2003, 2002 et 2001, et sur les états des résultats et des bénéfices non répartis et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 30 juin 2003. Notre rapport est daté du 25 juillet 2003.

(signé) Ernst & Young s.r.l.
Comptables agréés

Calgary, Canada
Le 2 novembre 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du 2 novembre 2004 relatif à l'émission et à la vente de 8 449 198 parts de la Fiducie (le « **prospectus** »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux administrateurs de Bear Drilling Ltd. (« **Bear** ») portant sur les bilans aux 30 avril 2003, 2002 et 2001, et sur les états des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates. Notre rapport est daté du 10 juillet 2003.

(signé) Kingston Ross Pasnak s.r.l.
Comptables agréés

Edmonton (Alberta)
Le 2 novembre 2004

Nous avons lu le prospectus simplifié de Trinidad Energy Services Income Trust (la « **Fiducie** ») daté du 2 novembre 2004 relatif à l'émission et à la vente de 8 449 198 parts de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus simplifié susmentionné notre rapport aux administrateurs de Jade Drilling Inc., de J.S.E. Holdings Ltd. et de 285558 Alberta Ltd. (le « **Groupe Jade** ») portant sur les bilans cumulés du Groupe Jade aux 31 mai 2004, 2003 et 2002 et sur les états cumulés des résultats et des bénéfices non répartis et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 31 mai 2004. Nos rapports sur les états financiers cumulés du 31 mai 2004, du 31 mai 2003 et du 31 mai 2002 sont datés du 15 septembre 2004, du 28 mai 2004 et du 28 mai 2004 (du 2 novembre 2004 pour les notes qui traitent des immobilisations et des événements postérieurs à la date du bilan), respectivement.

(signé) Meyers Norris Penny s.r.l.
Comptables agréés

Edmonton (Alberta)
Le 2 novembre 2004

ÉTATS FINANCIERS PRO FORMA

1. États financiers consolidés pro forma de la Fiducie au 30 juin 2004 et pour le semestre terminé à cette date.
2. États financiers consolidés pro forma de la Fiducie pour la période de 12 mois terminée le 31 décembre 2003.

Trinidad Energy Services Income Trust

États financiers consolidés pro forma
(non vérifiés)
30 juin 2004 et 31 décembre 2003

Le 2 novembre 2004

Rapport sur la compilation

Au fiduciaire de Trinidad Energy Services Income Trust

Nous avons lu le bilan consolidé pro forma non vérifié de Trinidad Energy Services Income Trust (la « Fiducie ») au 30 juin 2004 et les états consolidés pro forma non vérifiés des résultats pour le semestre terminé à cette date et pour l'exercice terminé le 31 décembre 2003, qui se trouvent ci-joints, et nous avons mis en œuvre les procédés suivants :

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « Trinidad » avec ceux des états financiers consolidés non vérifiés de la Fiducie au 30 juin 2004 ainsi que pour le semestre terminé à cette date, et avec ceux des états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres des colonnes portant l'en-tête « Saturn » avec ceux des états financiers non vérifiés de Saturn Drilling Inc. pour la période du 1er janvier 2003 au 9 avril 2003, et nous avons constaté qu'ils concordaient.

3. Nous avons comparé les chiffres des colonnes portant l'en-tête « Bear » avec ceux des états financiers non vérifiés de Bear Drilling Ltd. pour le semestre terminé le 30 juin 2003, et nous avons constaté qu'ils concordaient.

4. Nous avons comparé les chiffres des colonnes portant l'en-tête « Arrow » avec ceux des états financiers non vérifiés d'Arrow Drilling Inc. pour la période du 1er janvier 2004 au 14 mars 2004, et avec ceux des états financiers non vérifiés d'Arrow Drilling Inc. pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

5. Nous avons comparé les chiffres des colonnes portant l'en-tête « Wilson » avec ceux des états financiers non vérifiés de Wilson Drilling Ltd. au 30 juin 2004 et pour le semestre terminé à cette date, et avec ceux des états financiers vérifiés de Wilson Drilling Ltd. pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

6. Nous avons comparé les chiffres des colonnes portant l'en-tête « Jade » avec ceux des états financiers cumulés non vérifiés de Jade Drilling Ltd. au 30 juin 2004 et pour le semestre terminé à cette date, et avec ceux des états financiers cumulés non vérifiés de Jade Drilling Ltd. pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

7. Nous avons pris des renseignements auprès de certains représentants de la société, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des ajustements pro forma;
   b) de la conformité des états financiers consolidés pro forma, à tous les égards importants sur le plan de la forme, aux lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

   Ces représentants :

   a) nous ont décrit le mode de détermination des ajustements pro forma;
   b) ont déclaré que les états financiers consolidés pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

8. Nous avons lu les notes complémentaires des états financiers consolidés pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

9. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad », « Wilson » et « Jade » au 30 juin 2004, et nous avons constaté que les montants dans la colonne portant l'en-tête « Chiffres pro forma » étaient arithmétiquement exacts.

10. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad », « Arrow », « Wilson » et « Jade » pour le semestre terminé le 30 juin 2004, et nous avons constaté que les montants dans la colonne portant l'en-tête « Trinidad, Arrow, Wilson et Jade » étaient arithmétiquement exacts.

11. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « Trinidad », « Saturn », « Bear », « Arrow », « Wilson » et « Jade » pour l'exercice terminé le 31 décembre 2003, et nous avons constaté que les montants dans la colonne portant l'en-tête « Trinidad, Bear, Saturn, Arrow, Wilson et Jade » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

(signé) « PricewaterhouseCoopers s.r.l. »

Comptables agréés

Calgary (Alberta)

Trinidad Energy Services Income Trust
Bilan consolidé pro forma
(non vérifiés)
30 juin 2004
(en milliers de dollars)

	Trinidad 30 juin 2004 $	Jade 30 juin 2004 $	Wilson 30 juin 2004 $	Ajustements pro forma $	Notes	Chiffres pro forma 30 juin 2004 $
Actif						
Actif à court terme						
Encaisse (découvert bancaire)	(314)	7 053	(932)	(1 872)	2 f)	3 935
Comptes débiteurs	17 711	5 473	3 964	(9 437)		17 711
Charges payées d'avance	1 170	444	97	(541)		1 170
	18 567	12 970	3 129	(11 850)		22 816
Immobilisations						
Immobilisations corporelles	163 201	25 284	18 955	75 386	2 f) g)	283 220
Acomptes sur immobilisations	7 576	-	-	-		7 576
Autres actifs	-	141	628	(769)		-
Écart d'acquisition	6 192	-	-	3 614		9 806
Frais de financement reportés	770	-	-	-		770
	196 306	38 395	22 712	66 381		324 188
Passif						
Passif à court terme						
Comptes créditeurs	11 360	12 732	6 545	(19 277)		11 360
Distributions à verser	1 779	-	-	-		1 779
Partie à court de l'emprunt à un actionnaire	-	1 300	5 369	(6 669)		-
Partie à court terme de la dette à long terme	10 599	1 171	6 243	(3 002)		15 011
	23 738	15 203	18 157	(28 948)		28 150
Dette à long terme	31 837	-	1 851	(1 851)		31 837
Emprunt à un actionnaire	-	13 204	-	(13 204)		-
Actions privilégiées	-	973	-	(973)		-
Impôts sur les bénéfices futurs	11 094	3 300	1 463	(1 149)	2 g)	14 708
	66 669	32 680	21 471	(46 125)		74 695
Capitaux propres						
Capital des porteurs de parts	110 938	277	1	106 384	2 f) g)	217 994
Actions échangeables	18 000	-	-	12 800	2 g)	30 800
Surplus d'apport	4 702	-	-	-		4 702
Distributions cumulées	(18 531)	-	-	-		(18 531)
Bénéfices non répartis	14 528	5 438	1 240	(6 678)		14 528
	129 637	5 715	1 241	112 506		249 493
	196 306	38 395	22 712	66 381		324 188

Trinidad Energy Services Income Trust
État des résultats consolidé pro forma
(non vérifiés)
Période terminée le 31 décembre 2003
(en milliers de dollars)

	Trinidad, période de 12 mois terminée le 31 déc. 2003 $	Saturn, du 1er janv. au 9 avril 2003 $	Bear, du 1er janv. au 30 juin 2003 $	Arrow, période de 12 mois terminée le 31 déc. 2003 $	Wilson, période de 12 mois terminée le 31 déc. 2003 $	Jade, période de 12 mois terminée le 31 déc. 2003 $	Ajustements pro forma $	Notes	Trinidad, Bear, Saturn, Arrow, Wilson et Jade, 12 mois, chiffres pro forma $
Produits									
Produits d'exploitation	62 338	3 759	12 624	28 086	11 580	45 960	870	2 i)	165 217
Charges									
Charges d'exploitation	38 498	1 842	7 400	19 086	6 609	30 541	600	2 i)	104 576
Marge d'exploitation	23 840	1 917	5 224	9 000	4 971	15 419	270		60 641
Frais généraux et frais d'administration	5 502	150	309	1 408	643	3 113	39	2 i)	11 164
Rémunération à base de parts	3 427	-	-	-	-	-	-		3 427
Perte sur placements	-	-	-	-	1 969	-	(1 969)	2 b)	-
Primes de la direction	-	-	709	4 000	-	8 167	(12 876)	2 a)	-
Amortissement	5 825	231	1 419	1 362	1 814	3 093	3 931	2 c)	17 675
(Gain) perte à la sortie d'actifs	-	(8)	11	(25)	39	(154)	-		(137)
Intérêts débiteurs (créditeurs)	2 265	(6)	445	(17)	673	-	(163)	2 d)	3 197
Bénéfice (perte) avant impôts sur les bénéfices	6 821	1 550	2 331	2 272	(167)	1 200	11 308		25 315
Impôts sur les bénéfices									
Impôts exigibles	336	571	604	898	667	-	(2 315)	2 e)	761
Impôts futurs	1 886	(3)	260	6	(17)	450	7 142	2 e)	9 724
	2 222	568	864	904	650	450	4 827		10 485
Bénéfice net	4 599	982	1 467	1 368	(817)	750	6 481		14 830

Trinidad Energy Services Income Trust
État des résultats consolidé pro forma
(non vérifiés)
Semestre terminé le 30 juin 2004
(en milliers de dollars)

	Trinidad, semestre terminé le 30 juin 2004 $	Arrow, 1er janv. au 14 mars 2004 $	Wilson, semestre terminé le 30 juin 2004 $	Jade, semestre terminé le 30 juin 2004 $	Ajustements pro forma $	Notes	Trinidad, Arrow Wilson et Jade, semestre, chiffres pro forma $
Produits							
Produits d'exploitation	49 338	8 352	6 203	23 153	-		87 046
Charges							
Charges d'exploitation	31 230	4 103	4 267	16 184	-		55 784
Marge d'exploitation	18 108	4 249	1 936	6 969	-		31 262
Frais généraux et frais d'administration	4 640	1 256	630	2 236	211	2 g)	8 973
Rémunération à base de parts	2 253	-	-	-	-		2 253
Amortissement	5 401	283	968	1 843	793	2 c)	9 288
Primes de la direction	-	-	-	2 913	(2 913)	2 a)	-
(Gain) perte à la sortie d'actifs	-	(5)	38	(222)	-		(390)
Intérêts débiteurs (créditeurs)	1 420	(10)	401	(201)	(264)	2 d)	1 547
Bénéfice (perte) avant impôts	4 394	2 725	(101)	(400)	2 173		9 591
Impôts sur les bénéfices							
Impôts exigibles	212	974	(35)	-	(780)	2 e)	371
Impôts futurs	(147)	(40)	(65)	140	1 685	2 e)	1 573
	65	934	(100)	-	905		1 944
Bénéfice net (perte)	4 329	1 791	(1)	260	1 268		7 647

(en milliers de dollars)

1. Mode de présentation

Les états financiers consolidés pro forma non vérifiés ci-joints (les « états pro forma ») ont été préparés pour refléter les acquisitions de certains actifs de Jade Drilling Ltd. (« Jade »), de certains actifs de Wilson Drilling Ltd. (« Wilson »), de certains actifs d'Arrow Drilling Inc. (« Arrow »), de certains actifs de Bear Drilling Ltd. (« Bear ») et de certains actifs de Saturn Drilling Inc. (« Saturn »). Les états financiers consolidés pro forma non vérifiés au 30 juin 2004 ont été préparés d'après les états financiers consolidés non vérifiés de Trinidad Energy Services Income Trust (« Trinidad ») au 30 juin 2004 et pour le semestre terminé à cette date, les états financiers non vérifiés d'Arrow pour la période du 1er janvier au 14 mars 2004, les états financiers non vérifiés de Wilson au 30 juin 2004 et pour le semestre terminé à cette date et les états financiers non vérifiés de Jade au 30 juin 2004 et pour le semestre terminé à cette date. Les états financiers consolidés pro forma non vérifiés au 31 décembre 2003 ont été préparés d'après les états financiers consolidés vérifiés de Trinidad pour l'exercice terminé le 31 décembre 2003, les états financiers non vérifiés de Saturn pour la période du 1er janvier 2003 au 9 avril 2003, les états financiers non vérifiés de Bear pour la période du 1er janvier 2003 au 30 juin 2003, les états financiers non vérifiés d'Arrow pour l'exercice terminé le 31 décembre 2003, les états financiers vérifiés de Wilson pour l'exercice terminé le 31 décembre 2003 et les états financiers cumulés vérifiés de Jade pour l'exercice terminé le 31 décembre 2003.

Les états pro forma ont été préparés par la direction. Le bilan consolidé pro forma non vérifié a été dressé pour refléter l'acquisition de certains actifs de Jade et de Wilson, tel qu'il est décrit à la note 2, comme si elle avait eu lieu le 30 juin 2004. Les états consolidés pro forma non vérifiés des résultats ont été dressés pour refléter les acquisitions décrites à la note 2, comme si elles avaient eu lieu le 1er janvier 2003. Les états pro forma ne sont pas nécessairement représentatifs des résultats futurs ni des résultats qui auraient été réellement obtenus si les opérations décrites dans les présentes avaient été conclues aux dates indiquées.

Les états pro forma ont été établis selon les mêmes conventions comptables que celles suivies lors de la préparation des états financiers consolidés vérifiés de Trinidad pour l'exercice terminé le 31 décembre 2003.

Les états pro forma doivent être lus parallèlement aux états financiers consolidés historiques de Trinidad pour l'exercice terminé le 31 décembre 2003 ainsi qu'aux notes y afférentes.De l'avis de la direction, les états pro forma comprennent tous les ajustements nécessaires pour tenir compte des acquisitions décrites à la note 2.

Trinidad Energy Services Income Trust est une entité sans personnalité morale établie en vertu des lois de la province d'Alberta, aux termes d'une déclaration de fiducie datée du 1er août 2002.

2. Hypothèses et ajustements pro forma

Les états financiers pro forma tiennent compte des hypothèses et des ajustements suivants :

a) Les charges liées aux primes ont été réduites, tel qu'il est présenté dans le tableau ci-dessous, de façon à éliminer les primes versées à la direction.

	30 juin 2004 $	31 décembre 2003 $
Jade	(2 913)	(8 167)
Bear	-	(709)
Arrow	-	(4 000)
	(8 569)	(4 709)

b) La perte sur les placements a été réduite, comme il est présenté dans le tableau ci-dessous, de façon à éliminer les pertes subies par les filiales détenues par Wilson qui n'ont pas été acquises dans le cadre de l'opération d'achat.

	30 juin 2004 $	31 décembre 2003 $
Wilson	-	(1 969)
	-	(1 969)

c) La charge d'amortissement a été modifiée, tel qu'il est présenté dans le tableau ci-dessous, pour tenir compte du remplacement de la méthode de l'amortissement dégressif de Saturn, de Bear, d'Arrow et de Wilson par la méthode de l'amortissement proportionnel au rendement, conformément à la convention comptable suivie par Trinidad à l'égard des immobilisations, et de l'augmentation prise en compte dans le coût d'acquisition.

	30 juin 2004 $	31 décembre 2003 $
Jade	315	1 959
Wilson	80	447
Arrow	398	1 377
Saturn	-	164
Bear	-	(16)
	793	3 931

d) Au 30 juin 2004, la facilité de crédit de Trinidad consistait en une facilité non réductible de 65,0 M$ détenue par G.E. Capital. Trinidad a prélevé un montant supplémentaire d'environ 5,9 M$, qui a servi à financé l'acquisition de Saturn, ainsi qu'un montant supplémentaire de 16,5 M$, qui a servi à financer l'acquisition de Bear. Trinidad a aussi prélevé un montant supplémentaire d'environ 4,4 M$, qui a servi à financer l'acquisition de Jade. Les intérêts débiteurs ont été augmentés ou réduits comme suit pour tenir compte de l'augmentation ou de la diminution de la dette, comme si cette augmentation ou cette diminution avait eu lieu en date du 1er janvier 2003.

	30 juin 2004 $	31 décembre 2003 $
Augmentation des intérêts débiteurs liée à l'acquisition de Saturn	-	104
Augmentation des intérêts débiteurs liée à l'acquisition de Bear	-	134
Augmentation des intérêts débiteurs liée à l'acquisition d'Arrow	10	17
Augmentation des intérêts débiteurs liée à l'acquisition de Wilson	(401)	(673)
Augmentation des intérêts débiteurs liée à l'acquisition de Jade	127	255
	(264)	(163)

e) L'incidence sur la charge d'impôts sur les bénéfices exigibles se présente comme suit :

	30 juin 2004 $	31 décembre 2003 $
Saturn		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Saturn	-	10
(Diminution) de la charge d'impôts exigibles attribuable à la structure de fiducie	-	(571)
	-	(561)
Bear		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Bear	-	47
(Diminution) de la charge d'impôts exigibles attribuable à la structure de fiducie	-	(604)
	-	(557)
Arrow		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition d'Arrow	25	101
(Diminution) de la charge d'impôts exigibles attribuable à la structure de fiducie	(974)	(898)
	(949)	(797)
Wilson		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Wilson	36	72
(Diminution) augmentation de la charge d'impôts exigibles attribuable à la structure de fiducie	35	(667)
	71	(595)
Jade		
Augmentation de l'impôt des grandes sociétés liée à l'acquisition de Jade	98	195
(Diminution) augmentation de la charge d'impôts exigibles attribuable à la structure de fiducie	-	-
	98	195
	(780)	(2 315)

Il est présumé que les impôts en espèces supplémentaires qui auraient autrement été exigibles par suite des ajustements pro forma au bénéfice ont été éliminés au moyen des réclamations fiscales supplémentaires et des distributions aux porteurs de parts déductibles aux fins de l'impôt.

La charge d'impôts sur les bénéfices futurs a été ajustée, selon le taux d'imposition en vigueur, pour tenir compte de l'incidence fiscale des ajustements pro forma au bénéfice, comme suit :

	30 juin 2004	**31 décembre 2003**
	$	**$**
Jade	848	2 580
Wilson	3	1 422
Arrow	834	1 794
Saturn	-	473
Bear	-	873
	1 685	7 142

f) Le prix d'achat de Jade se répartit comme suit :

	$
Immobilisations corporelles	87 625
Financé comme suit :	
Nouveaux capitaux amassés, déduction faite des frais d'émission	74 450
Parts de fiducie émises au vendeur	8 763
Financement par emprunt	4 412
	87 625

La date de clôture prévue du placement est le 10 novembre 2004, date à laquelle Trinidad devrait acquérir certaines immobilisations corporelles de Jade. Le prix d'achat sera payé en partie par un montant de 78,9 M$ en espèces et l'autre partie par l'émission de 937 166 parts d'une valeur de 8,76 M$. Le placement vise l'émission de 8 449 198 parts de fiducie au prix de 9,35 $ chacune.

g) Le prix d'achat de Wilson se répartit comme suit :

	$
Immobilisations corporelles	32 000
Écart d'acquisition	3 614
Impôts sur les bénéfices futurs	(3 614)
	32 000
Financé comme suit :	
Nouveaux capitaux amassés, déduction faite des frais d'émission	19 200
Actions échangeables	12 800
	32 000

Le 27 juillet 2004, Trinidad a acquis certaines immobilisations corporelles de Wilson. Le prix d'une part offerte en vertu du placement a été établi à 7,80 $. Les principaux actionnaires de Wilson ont acquis une participation en actions échangeables représentant 40 % du prix d'achat.

Les actions échangeables sont convertibles en parts de fiducie en tout temps (au gré du porteur). Les actions échangeables consisteront en une nouvelle série d'actions échangeables qui ne sont pas émises dans le public et dont le ratio d'échange sera de 1:1 au moment de l'émission. Les actions échangeables ne sont pas admissibles aux distributions.

Un montant supplémentaire en espèces de 4,25 M$ a été réuni au moyen de l'opération de financement et a été ajouté au fonds de roulement. Par suite

Par suite des ajustements pro forma, des frais généraux et frais d'administration de 211 000 $, attribuables à une filiale exclue de l'opération d'achat, ont été éliminés.

h) La répartition du prix d'achat d'Arrow se présente comme suit :

	$
Immobilisations corporelles	44 438
Écart d'acquisition	6 192
Impôts sur les bénéfices futurs	(6 192)
	44 438
Financé comme suit :	
Nouveaux capitaux amassés, déduction faite des frais d'émission	26 438
Actions échangeables	18 000
	44 438

Le 15 mars 2004, Trinidad a acquis certaines immobilisations corporelles d'Arrow.

i) La répartition du prix d'achat de Bear se présente comme suit :

	$
Immobilisations corporelles	41 000
Financé comme suit :	
Nouveaux capitaux amassés au moyen d'un placement privé, déduction faite des frais d'émission	24 454
Financement par emprunt	16 546
	41 000

Les ajustements pro forma tiennent compte des résultats d'exploitation de Bear pour la période du 1er juillet 2003 au 15 juillet 2003, y compris des produits de 870 000 $, des charges d'exploitation de 600 000 $ et des frais généraux et frais d'administration de 39 000 $. Le 15 juillet 2003, Trinidad a acquis certaines immobilisations corporelles de Bear.

j) La répartition du prix d'achat de Saturn se présente comme suit :

	$
Immobilisations corporelles	16 650
Financé comme suit :	
Nouveaux capitaux amassés, déduction faite des frais d'émission	10 860
Financement par emprunt	5 790
	16 650

Le 9 avril 2003, Trinidad a acquis certaines immobilisations corporelles de Saturn.

3. Flux de trésorerie pro forma liés à l'exploitation

Les flux de trésorerie pro forma liés à l'exploitation s'établissent comme suit pour le semestre terminé le 30 juin 2004 et la période de 12 mois terminée le 31 décembre 2003.

	30 juin 2004 $	31 décembre 2003 $
Bénéfice net de la période	7 647	14 830
Ajouter (déduire) les éléments hors caisse		
Amortissement	9 288	17 675
Impôts sur les bénéfices futurs	1 573	9 724
Rémunération à base de parts	2 253	3 427
Perte (gain) à la sortie d'actifs	(390)	(137)
Flux de trésorerie liés à l'exploitation	20 371	45 519

Trinidad affecte les flux de trésorerie provenant de l'exploitation au versement des distributions aux porteurs de parts, au paiement des dépenses en capital de croissance et au remboursement de la dette.

Les lecteurs doivent savoir que les flux de trésorerie liés à l'exploitation n'ont pas de définition normalisée en vertu des PCGR; cependant, Trinidad calcule les flux de trésorerie liés à l'exploitation de la même manière pour chaque période considérée. Les données pro forma ne constituent pas une projection des résultats futurs. Les résultats réels de Trinidad pour les périodes futures différeront des prévisions, et cet écart pourrait être important.

4. Nombre moyen pondéré pro forma de parts en circulation

Le nombre moyen pondéré pro forma de parts en circulation a été établi d'après les parts de Trinidad en circulation au 30 juin 2004 et au 31 décembre 2003 et les options sur actions de Trinidad en cours à ces dates, auxquelles s'ajoutent les parts de fiducie supplémentaires émises relativement aux acquisitions de Saturn, de Bear, d'Arrow, de Wilson et de Jade.

Aux fins de l'établissement des états pro forma, les parts en circulation se présentent comme suit :

	30 juin 2004 $	31 décembre 2003 $
Parts de Trinidad en circulation au début de la période, résultat de base	27 949 881	10 558 474
Nombre moyen pondéré de parts émises au cours de la période	140 623	816 508
Parts émises relativement à l'acquisition de Saturn	-	4 615 385
Parts émises relativement à l'acquisition de Bear par voie de placement privé	-	7 222 222
Parts émises relativement à l'acquisition d'Arrow	4 096 154	4 096 154
Parts émises relativement à l'acquisition de Wilson	3 298 707	3 298 707
Parts émises relativement à l'acquisition de Jade	9 386 364	9 386 364
Nombre pro forma de parts en circulation, résultat de base	44 871 729	39 993 814

5. Actions échangeables pro forma

Les actions échangeables sont convertibles en parts de fiducie en tout temps (au gré du porteur). Les actions échangeables consisteront en une nouvelle série d'actions échangeables qui ne sont pas émises dans le public et dont le ratio d'échange sera de 1:1 au moment de l'émission. Les actions échangeables sont convertibles en parts de fiducie en tout temps pendant une période de cinq ans à compter de l'émission selon un ratio d'échange qui est ajusté chaque fois que Trinidad procède à une distribution aux porteurs de parts. Les actions échangeables ne sont pas admissibles aux distributions.

	30 juin 2004 $	31 décembre 2003 $
Actions échangeables émises, série initiale – achat d'Arrow	2 307 692	2 307 692
Actions échangeables émises, série B – achat de Wilson	1 641 026	1 641 026
	3 948 718	3 948 718

6. Bénéfice net par part pro forma

Le bénéfice net par part pro forma se présente comme suit :

	30 juin 2004 $	31 décembre 2003 $
De base 1)	0,16	0,34
Dilué 2)	0,15	0,34

1) Le résultat de base par part est calculé d'après le nombre moyen pondéré pro forma de parts en circulation au 30 juin 2004, soit 48 820 447 parts (43 942 532 parts au 31 décembre 2003), qui comprend le nombre pro forma d'actions échangeables.

2) Le résultat dilué tient compte d'une tranche supplémentaire de 850 433 parts au 30 juin 2004 (275 758 parts supplémentaires au 31 décembre 2003) découlant de l'effet dilutif des droits et des options accordés aux employés et aux administrateurs conformément à la méthode du rachat d'actions.

ÉTATS FINANCIERS DE JADE GROUP

1. États financiers vérifiés de Jade Group à date du 31 mai 2004, 2003 et 2002 pour les exercices terminés à ces dates.

2. États financiers non vérifiés de Jade Group à date du 31 août 2004 pour les trois mois terminés à cette date.

Jade Group of Companies
États financiers cumulés
31 mai 2004

Aux administrateurs de Jade Group of Companies

Nous avons vérifié le bilan cumulé de Jade Group of Companies (la « société ») au 31 mai 2004 ainsi que les états cumulés des résultats et des bénéfices non répartis et des flux de trésorerie et les tableaux connexes de l'exercice terminé à cette date. La responsabilité de ces états financiers cumulés incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers cumulés en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondage des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend aussi l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers cumulés donnent, à tous les égards importants, une image fidèle de la situation financière de la société au 31 mai 2004 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé à cette date selon les principes comptables généralement reconnus du Canada.

Notre rapport précédent, daté du 15 septembre 2004, a été annulé, comme il est indiqué à la note 2.


Meyers Norris Penny LLP

Edmonton (Alberta)

Le 15 septembre 2004 (le 2 novembre 2004 pour les notes 2 et 16)

Comptables agréés

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

	2004	*2003*
Actif		
Actif à court terme		
Espèces et quasi-espèces *(note 3)*	**8 802 614**	2 775 860
Dépôts à terme	**130 968**	127 224
Comptes débiteurs	**4 833 740**	4 586 213
Charges payées d'avance et dépôts	**466 585**	352 657
	14 233 907	7 841 954
Placements (valeur marchande de 154 800 $; 41 700 $ en 2003)	**44 001**	44 001
Immobilisations *(note 4)*	**25 081 166**	23 699 603
Valeur de rachat des contrats d'assurance-vie	**97 089**	71 131
	39 456 163	31 656 689

suite à la page suivante

Les notes ci-jointes font partie intégrante des états financiers cumulés.

	2004	*2003*
Passif		
Passif à court terme		
Comptes créditeurs et charges à payer	**5 015 444**	2 560 778
Impôts sur les bénéfices à payer	**11 814**	25 378
Régime de participation aux bénéfices des employés	**8 559 000**	-
Primes à payer	**19 000**	2 616 000
Partie à court terme de la dette à long terme *(note 5)*	**1 141 380**	1 941 138
Partie à court terme du billet remboursable sur demande	**-**	34 681
Partie à court terme du montant à payer aux actionnaires *(note 6)*	**1 300 000**	646 000
	16 046 638	7 823 975
Emprunts à terme remboursables sur demande *(note 5)*	**82 808**	1 220 964
	16 129 446	9 044 939
Dette à long terme *(note 5)*	**40 577**	-
Montant à payer aux actionnaires *(note 6)*	**12 910 250**	12 947 260
Produits reportés *(note 7)*	**309 032**	591 900
Avances d'une société affiliée *(note 8)*	**443 000**	443 000
Impôts sur les bénéfices futurs *(note 11)*	**3 281 775**	2 873 886
Actions privilégiées *(note 9)*	**973 000**	973 000
	34 087 080	26 873 985
Capitaux propres		
Capital-actions *(note 10)*	**277 198**	277 198
Bénéfices non répartis	**5 091 885**	4 505 506
	5 369 083	4 782 704
	39 456 163	31 656 689

Approuvé par les administrateurs,

______________ **(signé) Brian Banks** ______________ **(signé) Craig Banks**

Les notes ci-jointes font partie intégrante de ces états financiers.

	2004	*2003*
Produits d'exploitation des tours de forage et des camps	**48 379 727**	37 219 583
Charges d'exploitation des tours de forage et des camps *(tableau 1)*	**35 615 498**	30 818 360
Bénéfice brut	**12 764 229**	6 401 223
Bénéfice brut exprimé en pourcentage des produits d'exploitation des tours de forage et des camps	*26,4 %*	*17,2 %*
Frais généraux et frais d'administration *(tableau 2)*	**3 621 267**	2 894 618
Bénéfice tiré des activités d'exploitation	**9 142 962**	3 506 605
Autres produits (charges)		
Charge de dividendes sur les actions privilégiées avec responsabilité	-	(2 768)
Intérêts	**46 888**	49 299
Perte de change	**(23 853)**	-
Primes versées à la direction	**(38 000)**	(2 636 100)
Régime de participation aux bénéfices des employés	**(8 559 000)**	-
Autres produits	**238 948**	235 281
Gain à la cession d'immobilisations	**221 922**	333 707
	(8 113 095)	(2 020 581)
Bénéfice avant impôts sur les bénéfices	**1 029 867**	1 486 024
Charge d'impôts sur les bénéfices *(note 11)*		
Impôts exigibles	**20 483**	43 857
Impôts futurs	**407 889**	541 189
	428 372	585 046
Bénéfice net	**601 495**	900 978
Bénéfices non répartis au début de l'exercice	**4 505 506**	3 604 528
Impôts remboursables payés	**(15 116)**	-
Bénéfices non répartis à la fin de l'exercice	**5 091 885**	4 505 506

Les notes ci-jointes font partie intégrante des états financiers cumulés.

	2004	*2003*
Flux de trésorerie liés aux		
Activités d'exploitation		
Montant reçu de clients	**48 088 277**	36 022 213
Montant payé à des fournisseurs	**(15 924 398)**	(16 509 892)
Montant payé à des employés	**(20 382 056)**	(20 770 258)
Intérêts reçus	**46 888**	49 299
Dividendes versés sur les actions privilégiées	**-**	(2 768)
Intérêts payés	**(101 616)**	(258 301)
Impôts sur les bénéfices payés	**(49 163)**	(64 355)
	11 677 932	(1 534 062)
Activités de financement		
Remboursement d'emprunts à terme remboursables sur demande	**(1 808 058)**	(1 691 814)
Avances sur la dette à long terme	**54 118**	306 833
Remboursement de la dette à long terme	**(143 397)**	(163 436)
Remboursement d'un billet remboursable sur demande	**(34 681)**	(64 595)
Avances d'actionnaires	**1 499 793**	3 870 217
Remboursement des avances d'actionnaires	**(882 803)**	(398 000)
	(1 315 028)	1 859 205
Activités d'investissement		
Nouvelles immobilisations	**(4 609 002)**	(2 711 076)
Produit de la cession d'immobilisations	**302 554**	358 214
Placements sous forme de dépôts à terme	**(3 744)**	-
Rachat de dépôts à terme, montant net	**-**	2 274 674
Augmentation de la valeur de rachat des contrats d'assurance-vie	**(25 958)**	(32 983)
	(4 336 150)	(111 171)
Augmentation des espèces et quasi-espèces	**6 026 754**	213 972
Espèces et quasi-espèces au début de l'exercice	**2 775 860**	2 56 ,888
Espèces et quasi-espèces à la fin de l'exercice *(note 3)*	**8 802 614**	2 775 860

Les notes ci-jointes font partie intégrante des états financiers cumulés.

1. Nature des activités

Jade Group of Companies (la « société ») est composée de Jade Drilling Inc., J.S.E. Holdings Ltd. et 285558 Alberta Ltd. La principale activité de la société est le forage de puits de pétrole et de gaz naturel et la location de roulottes de camp dans l'Ouest du Canada.

Les états financiers cumulés comprennent les bilans des entités susmentionnées, lesquelles sont contrôlées directement ou indirectement en propriété commune.

2. Principales conventions comptables

Les états financiers cumulés ont été préparés conformément aux principes comptables généralement reconnus du Canada et ils comprennent les principales conventions comptables suivantes :

Espèces et quasi-espèces

Les liquidités se composent de l'encaisse et de titres négociables dont l'échéance est d'au plus trois mois.

Dépôts à terme

Les dépôts à terme ont une échéance de plus de trois mois et sont comptabilisés au moindre du coût et de la valeur marchande.

Placements

Les placements à long terme consistent en des placements dans des titres en portefeuille inscrits au coût, moins toute charge pour dépréciation autre que temporaire. Ils ont été classés à titre de placements à long terme conformément à la nature du placement.

Immobilisations

Les immobilisations sont initialement comptabilisées au coût. L'amortissement est établi selon des méthodes et à des taux qui visent à amortir le coût des immobilisations sur leur durée de vie utile estimative. Les tours de forage ont une valeur de récupération de 400 000 $.

	Méthode	Taux
Bâtiments	Linéaire	2,5 %
Matériel roulant	Dégressif	30 %
Matériel informatique	Dégressif	20 %
Tours et équipement de forage	dégressif et linéaire	10 à 20 %
Autre équipement	Dégressif	20 %
Roulottes de camp	dégressif et linéaire	10 à 30 %

L'amortissement est fixé à la moitié des taux ci-dessus pour l'exercice au cours duquel les immobilisations sont acquises et mises en service. Aucun amortissement n'est comptabilisé dans l'exercice où le bien est cédé.

Pour l'exercice au cours duquel les immobilisations sont cédées, la valeur comptable des immobilisations en question n'est pas soustraite de la valeur des immobilisations lorsqu'il est difficile d'établir ladite valeur comptable. Le rapport des vérificateurs délivré le 15 septembre 2004 indiquait que cette politique n'était pas conforme aux principes comptables généralement reconnus du Canada. L'incidence de cette politique a été quantifiée et n'a aucun effet important sur les états financiers cumulés.

2. Principales conventions comptables *(suite de la page précédente)*

Impôts sur les bénéfices futurs

La société utilise la méthode axée sur le bilan pour comptabiliser ses impôts sur les bénéfices futurs. En vertu de cette méthode, les actifs et les passifs d'impôts futurs sont constatés selon les écarts temporaires entre la valeur comptable des éléments du bilan et les assiettes fiscales qui y correspondent. De plus, les avantages futurs des actifs d'impôt, y compris les pertes inutilisées, sont constatés, sous réserve d'une provision pour moins-value, selon qu'il existe une quasi-certitude que l'actif d'impôts futurs se traduira par une économie d'impôts pour la société. Les actifs et les passifs d'impôts futurs sont établis au moyen des taux et des lois prévues qui seront probablement en vigueur au moment de la réalisation des actifs d'impôts ou du remboursement des passifs d'impôts.

Constatation des produits

Les produits d'exploitation des tours de forage sont comptabilisés selon la méthode de l'achèvement au prorata des journées d'exploitation. Lorsqu'une perte sur un contrat peut faire l'objet d'une estimation raisonnable, la perte est imputée au bénéfice de l'exercice.

Les produits tirés des contrats de location sont reportés sur la durée du contrat. Les produits sont constatés selon le nombre de jours d'exploitation de la tour pour l'exercice, divisé par le nombre total de jours établis dans le contrat de location.

Incertitude des mesures (utilisation d'estimations)

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et établir des hypothèses qui touchent les montants présentés des actifs et des passifs et la présentation des actifs et des passifs éventuels à la date des états financiers, ainsi que les montants présentés à l'égard des produits et des charges durant l'exercice visé. L'amortissement est déterminé à partir des estimations de la direction à l'égard de la durée de vie utile des immobilisations. Les comptes débiteurs sont présentés une fois que leur recouvrement a été déterminé et une provision appropriée est établie au besoin pour les créances douteuses.

Ces estimations et hypothèses sont revues de temps en temps et les ajustements, lorsqu'ils s'avèrent nécessaires, sont portés aux résultats des périodes au cours desquelles ils surviennent.

Information sectorielle

La direction considère que toutes les activités courantes de la société sont menées dans un seul secteur d'exploitation, à savoir les services au secteur pétrolier et gazier. Toutes les activités et toutes les immobilisations de la société sont localisées dans un secteur géographique, soit le Canada. En conséquence, nulle autre divulgation sectorielle n'est requise.

3. Espèces et quasi-espèces

	2004	*2003*
Espèces	**7 285 501**	1 666 640
Fonds du marché monétaire	**1 517 113**	1 109 220
	8 802 614	2 775 860

4. Immobilisations

	Coût	*Amortissement accumulé*	*2004 Valeur comptable nette*	*2003 Valeur comptable nette*
Terrains	**177 352**	**-**	**177 352**	177 352
Bâtiments	**1 301 667**	**207 670**	**1 093 997**	1 126 539
Matériel roulant	**507 381**	**215 769**	**291 612**	353 170
Matériel informatique	**15 499**	**14 892**	**607**	759
Tours et équipement de forage	**42 338 410**	**23 436 344**	**18 902 066**	20 081 142
Autre équipement	**720 474**	**459 843**	**260 631**	280 435
Roulottes de camp	**2 979,181**	**1 194,471**	**1 784 710**	1 680 206
	48 039 964	**25 528 989**	**22 510 975**	23 699 603
Tours de forage en voie de construction	**2 570 191**	**-**	**2 570 191**	-
	50 610 155	**25 528 989**	**25 081 166**	23 699 603

L'estimation des coûts d'achèvement des tours de forage en voie de construction se chiffre à 2 400 000 $.
Pour l'exercice, la société a inscrit une charge d'amortissement de 3 146 807 $ (3 039 197 $ en 2003) à l'égard des immobilisations.

5. Dette à long terme

	2004	*2003*
Emprunt à terme remboursable sur demande, en versements mensuels de 96 750 $, y compris les intérêts au taux préférentiel majoré de 0,75 %, échéant en juin 2005	**1 210 647**	2 274 164
Emprunt remboursable sur demande, au taux de 8,05 %, remboursé en septembre 2003	**-**	372 266
Emprunt remboursable sur demande, au taux de 8,05 %, remboursé en septembre 2003	**-**	372 275
Finning International Inc., ne portant pas intérêt, remboursé en novembre 2003	**-**	64 509
Finning International Inc., ne portant pas intérêt, remboursé en novembre 2003	**-**	78 888
Emprunt de General Motors Acceptance Corporation, remboursable en versements mensuels de 1 128 $, ne portant pas intérêt, garanti par du matériel roulant d'une valeur comptable nette de 45 858 $, échéant en mai 2008	**54 118**	-
	1 264 765	3 162 102
Moins la partie à court terme de la dette à long terme	**1 141 380**	1 941 138
Moins la partie à court terme des emprunts à terme remboursables sur demande	**82 808**	1 220 964
	40 577	-

Les remboursements estimatifs de capital sur la dette à long terme se présentent comme suit pour les quatre prochains exercices, en supposant que la totalité des emprunts à terme sont assujettis aux modalités de remboursement prévues aux contrats :

2005	1 141 380
2006	96 350
2007	13 542
2008	13 493

5. Dette à long terme *(suite de la page précédente)*

Les emprunts à terme remboursables sur demande sont garantis par ce qui suit :

a) un accord de garantie générale grevant la totalité des actifs de la société;

b) une débenture de 950 000 $ comportant une charge fixe de premier rang sur des terrains d'une valeur comptable de 177 352 $ et des bâtiments d'une valeur comptable nette de 1 093 997 $ ainsi qu'une charge flottante sur tout autre bien immobilier actuel ou futur;

c) une subordination de réclamation par les porteurs d'actions ordinaires de Jade Drilling Inc.;

d) une cession d'assurances couvrant le matériel de forage de la société;

e) une cession d'assurance-vie sur les porteurs d'actions ordinaires de Jade Drilling Inc.

Les emprunts à terme remboursables sur demande sont assujettis à certaines clauses financières restrictives portant sur le fonds de roulement, les ratios d'endettement, la diminution des capitaux propres et l'achat d'immobilisations. La société respectait ces clauses au 31 mai 2004.

6. Montant à payer aux actionnaires

Des avances d'actionnaires totalisant 11 362 190 $ (11 002 371 $ en 2003) sont garanties par des accords de garantie générale grevant la totalité des actifs de la société. Ces avances ne portent pas intérêt et ne comportent aucune modalité de remboursement définie. Les autres avances ne sont pas garanties. Les actionnaires ont accepté que soit remboursé un montant de 1 300 000 $ au cours du prochain exercice, et ils n'ont pas exigé le remboursement du reliquat. Par conséquent, le reste des avances a été classé dans le long terme.

7. Produits reportés

La société a conclu un contrat de location de cinq ans pour l'appareil de forage no 15. En 2002, la société a reçu un paiement anticipé de 1 000 000 $ en vertu de son engagement contractuel. Ce montant est constaté à titre de produit en fonction des jours d'exploitation de l'appareil au cours de l'exercice. Pour l'exercice visé, un montant de 282 868 $ (224 300 $ en 2003) a été inclus dans les produits.

8. Avances d'une société affiliée

Les avances de CK-2 Holdings Ltd., société mère de J.S.E. Holdings Ltd., ne portent pas intérêt, ne comportent aucune modalité de remboursement définie et ne sont pas garanties. Comme la société affiliée a renoncé à son droit d'exiger le remboursement des avances au cours du prochain exercice, celles-ci ont été classées dans le long terme.

9. Actions privilégiées

Le capital-actions autorisé comprend un nombre illimité d'actions privilégiées de catégorie B sans droit de vote. Ces actions donnent droit à des dividendes non cumulatifs pouvant atteindre 10 % de la valeur de rachat (établie chaque année par les administrateurs), sont rachetables au gré de la société au prix de 973 $ l'action et sont rachetables au gré du porteur. Au 31 mai 2004, 1 000 actions de catégorie B avaient été émises et étaient en circulation (1 000 actions en 2003).

10. Capital-actions

Autorisé	*2004*	*2003*
Jade Drilling Inc.		
Un nombre illimité d'actions ordinaires de catégorie A avec droit de vote		
J.S.E. Holdings Ltd.		
Un nombre illimité d'actions ordinaires de catégorie A avec droit de vote		
Un nombre illimité d'actions ordinaires de catégorie B sans droit de vote		
285558 Alberta Ltd.		
Un nombre illimité d'actions ordinaires de catégorie A avec droit de vote		
Un nombre illimité d'actions ordinaires de catégorie B sans droit de vote		
Émis		
Jade Drilling Inc.		
100 actions de catégorie A	**100**	100
J.S.E. Holdings Ltd.		
1 action de catégorie A	**250**	250
1 000 actions de catégorie B	**100**	100
	350	350
285558 Alberta Ltd.		
1 action de catégorie A	**1**	1
276 747 actions de catégorie B	**276 747**	276 747
	276 748	276 748
	277 198	277 198

11. Impôts sur les bénéfices

La charge d'impôts sur les bénéfices est calculée selon un taux d'imposition réel qui diffère des taux d'imposition des sociétés prévus par la loi pour les raisons qui suivent :

	2004	*2003*
Taux d'imposition fédéral et provincial prévus par la loi	**35,79 %**	38,21 %

Charge d'impôts sur les bénéfices prévue selon les taux ci-dessus	**368 589**	567 810
Augmentation (diminution) attribuable à :		
Éléments non déductibles et écarts permanents	**35 450**	45 040
Impôts sur le capital	**-**	38 231
Écarts résultant d'une modification des taux pratiquement en vigueur et autres	**24 333**	(66 035)
Charge d'impôts sur les bénéfices réelle	**428 372**	585 046

Des écarts temporaires totalisant 9 480 120 $ (8 373 324 $ en 2003) ont été inscrits pour tenir compte des écarts entre la valeur comptable et la valeur fiscale des immobilisations.

12. Régime collectif d'épargne-retraite

Jade Drilling Inc. offre un régime collectif d'épargne-retraite destiné aux directeurs des tours de forage et aux employés des services administratifs. Le régime est comptabilisé conformément à la méthode de comptabilité des régimes de retraite à cotisations déterminées. Les charges pour l'exercice terminé le 31 mai 2004 se sont chiffrées à 154 000 $ (112 020 $ en 2003).

13. Opérations entre apparentés

Un montant d'intérêts de 974 $ (6 715 $ en 2003) versé à un actionnaire pour un billet remboursable sur demande est inclus dans les intérêts sur la dette à long terme et les emprunts à terme remboursables sur demande. Le billet a été remboursé au cours de l'exercice.

14. Instruments financiers

Dans le cadre de ses activités, la société a recours à un certain nombre d'instruments financiers, y compris les espèces et quasi-espèces, les dépôts à terme, les comptes débiteurs, les placements, les comptes créditeurs et les charges à payer, les primes à payer, le régime de participation aux bénéfices des employés, la dette à long terme, le montant à payer aux actionnaires, les avances de la société affiliée et les actions privilégiées. La direction est d'avis que la société n'est pas exposée à des risques de taux d'intérêt, de change et de crédit importants qui pourraient découler de ces instruments financiers, à moins d'indication contraire.

Risque de concentration de crédit

Les instruments financiers qui pourraient exposer la société à des risques de concentration de crédit consistent surtout en des comptes débiteurs. Les risques de concentration de crédit surviennent lorsqu'un groupe de clients ont les mêmes caractéristiques, de sorte que des changements dans la conjoncture ou autres conditions pourraient vraisemblablement avoir la même incidence sur leur capacité à respecter leurs obligations. La société dépend considérablement de clients qui exercent leurs activités dans le secteur pétrolier et gazier. En conséquence, ses comptes débiteurs sont exposés à des risques de concentration de crédit. La société tente de réduire ces risques en réservant ses services aux clients jugés dignes de crédit. Le 31 mai 2004, huit clients représentaient 85 % des comptes débiteurs de la société (six clients représentaient 84 % des comptes débiteurs en 2003).

Juste valeur des instruments financiers

La valeur comptable des espèces et quasi-espèces, des dépôts à terme, des comptes débiteurs, des comptes créditeurs et charges à payer, des primes à payer et du régime de participation aux bénéfices des employés se rapproche de leur juste valeur compte tenu de leur échéance à court terme.

La juste valeur des placements de la société dans des titres cotés à la Bourse est fondée sur les cours du marché, lorsqu'ils sont disponibles, ou sur les cours offerts pour des placements semblables.

Les principes comptables généralement reconnus du Canada exigent la divulgation d'informations sur la juste valeur de tout instrument financier, sauf lorsque les contraintes de coûts et de temps rendent trop difficiles l'établissement fiable de ces informations. Étant donné qu'il n'a pas été possible d'obtenir des informations pertinentes et fiables sur la juste valeur des instruments financiers, la société n'a pas divulgué la juste valeur du montant à payer aux actionnaires, des avances de la société affiliée et des actions privilégiées.

La juste valeur de l'emprunt à terme remboursable sur demande à taux variable se rapproche de sa valeur comptable, puisque le taux d'intérêt varie avec le taux préférentiel. La juste valeur de l'emprunt ne portant pas intérêt est évaluée à 48 030 $ en utilisant la valeur actualisée des flux de trésorerie fondée sur les taux courants demandés par les banques à charte pour des emprunts similaires.

Risque de taux d'intérêt

L'emprunt à terme remboursable sur demande (note 5) porte intérêt à un taux qui varie avec le taux préférentiel, ce qui expose la société à un risque associé aux fluctuations des taux d'intérêt.

15. Marge de crédit renouvelable

Le 31 mai 2004, la société disposait d'une marge de crédit renouvelable totalisant 4 M$, sur laquelle aucun montant n'avait été prélevé. Tout prélèvement effectué sur la marge de crédit est remboursable sur demande et porte intérêt au taux préférentiel majoré de 0,65 %.

La société disposait également de deux marges de crédit à taux variables totalisant 6 M$, sur lesquelles aucun montant n'avait été prélevé. Tout prélèvement sur ces marges de crédit est remboursable sur demande et porte intérêt au taux préférentiel majoré de 0,75 %.

16. Événements postérieurs à la date du bilan

Après le 31 août 2004, la société a conclu un accord lui permettant de céder la presque totalité de son matériel de forage à Trinidad Drilling Ltd. (« Trinidad ») pour une contrepartie totale de 87 600 000 $. La conclusion de cette opération est conditionnelle à l'obtention des fonds nécessaires par Trinidad au plus tard le 15 novembre 2004.

Le 2 novembre 2004, Trinidad Energy Services Income Trust (la « Fiducie ») a déposé un prospectus simplifié visant le placement de parts de la Fiducie (le « placement »). Le produit net du placement servira à financer l'opération dont il a été fait mention ci-dessus.

Si l'opération devait se conclure, la presque totalité du passif à long terme serait remboursée dans les douze mois suivant le 31 août 2004.

Jade Group of Companies

Tableau 1 – Tableau cumulé des frais d'exploitation des tours de forage et des camps

Exercice terminé le 31 mai 2004

	2004	*2003*
Amortissement – roulottes de camp	**217 734**	205 979
Amortissement – tours de forage	**2 630 077**	2 562 947
Location, réparation et restauration de roulottes	**225 480**	575 987
Avantages sociaux	**851 983**	673 107
Location de matériel	**540 014**	423 290
Carburant	**3 273 271**	2 615 838
Assurances	**275 139**	262 388
Frais divers	**404 639**	435 058
Réparations et entretien	**8 176 253**	7 117 235
Déplacement des tours de forage	**300 893**	586 960
Taxes et licences	**96 494**	78 370
Matériel de transport	**280 581**	316 574
Déplacements et hébergement	**3 488 285**	2 678 822
Salaires	**14 854 655**	12 280 206
	35 615 498	30 818 360

Jade Group of Companies

Tableau 2 – Tableau cumulé des frais généraux et des frais d'administration

Exercice terminé le 31 mai 2004

	2004	*2003*
Publicité et promotions	**187 208**	226 494
Amortissement	**298 996**	270 271
Matériel roulant	**82 536**	81 476
Taxes d'affaires et patentes	**36 946**	38 813
Communications	**38 913**	35 318
Honoraires de consultation	**11 916**	7 126
Assurances	**122 309**	74 877
Intérêts et frais bancaires	**52 060**	75 236
Intérêts sur la dette à long terme et sur les emprunts à terme remboursables sur demande	**101 616**	258 301
Bureau	**296 001**	246 516
Honoraires	**161 178**	23 649
Location	**12 950**	12 558
Salaires et avantages sociaux	**2 040 418**	1 362 480
Atelier et parc	**162 176**	168 892
Déplacement et frais de représentation	**16 044**	12 611
	3 621 267	2 894 618

Jade Group of Companies
États financiers cumulés
31 mai 2003

Aux administrateurs de Jade Group of Companies

Nous avons vérifié le bilan cumulé de Jade Group of Companies (la « société ») au 31 mai 2003 ainsi que les états cumulés des résultats et des bénéfices non répartis et des flux de trésorerie et les tableaux connexes de l'exercice terminé à cette date. La responsabilité de ces états financiers cumulés incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers cumulés en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondage des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend aussi l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers cumulés donnent, à tous les égards importants, une image fidèle de la situation financière de la société au 31 mai 2003 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé à cette date selon les principes comptables généralement reconnus du Canada.

Notre rapport précédent, daté du 28 mai 2004, a été annulé, comme il est indiqué à la note 2.



Edmonton (Alberta)

Le 28 mai 2004 (le 2 novembre 2004 pour les notes 2 et 19)

Comptables agréés

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

Jade Group of Companies
Bilan cumulé
le 31 mai 2003

	2003	*2002 (retraités)*
Actif		
À court terme		
Espèces et quasi-espèces *(note 4)*	**2 775 861**	2 561 890
Dépôts à terme	**127 224**	2 401 898
Comptes débiteurs	**4 586 213**	3 377 863
Charges payés d'avance et dépôts	**352 657**	82 574
	7 841 955	8 424 225
Immobilisations *(note 5)*	**23 699 603**	24 052 231
Placements (valeur marchande de 41 700 $; 69 260 $ en 2002)	**44 001**	44 001
Valeur de rachat des contrats d'assurance-vie	**71 131**	38 148
	31 656 690	32 558 605

suite à la page suivante

Les notes ci-jointes font partie intégrante des états financiers cumulés.

Jade Group of Companies
Bilan cumulé
31 mai 2003

	2003	*2002 (retraités)*
Passif		
À court terme		
Comptes créditeurs et charges à payer	**2 560 779**	2 700 904
Impôts sur les bénéfices à payer	**25 378**	45 877
Primes à payer	**2 616 000**	6 434 365
Partie à court terme de la dette à long terme *(note 6)*	**1 941 138**	1 705 191
Partie à court terme du billet remboursable sur demande *(note 7)*	**34 681**	64 595
Partie à court terme du montant à payer aux actionnaires *(note 9)*	**646 000**	398 000
	7 823 976	11 348 932
Emprunts à terme remboursables sur demande *(note 6)*	**1 220 964**	3 005 328
Billet remboursable sur demande *(note 7)*	**-**	34 681
	9 044 940	14 388 941
Produits reportés *(note 8)*	**591 900**	816 199
Montant à payer aux actionnaires *(note 9)*	**12 947 260**	9 723 043
Avances d'une société affiliée *(note 10)*	**443 000**	443 000
Impôts sur les bénéfices futurs *(note 13)*	**2 873 886**	2 332 696
Actions privilégiées *(note 11)*	**973 000**	973 000
	26 873 986	28 676 879
Capitaux propres		
Capital-actions *(note 12)*	**277 198**	277 198
Bénéfices non répartis	**4 505 506**	3 604 528
	4 782 704	3 881 726
	31 656 690	32 558 605

Approuvé par les actionnaires,

____________________ **(signé) Brian Banks** ____________________ **(signé) Craig Banks**

Les notes ci-jointes font partie intégrante des états financiers cumulés.

Jade Group of Companies

État cumulé des résultats et des bénéfices non répartis

pour l'exercice terminé le 31 mai 2003

	2003	*2002 (retraités)*
Produits d'exploitation des tours de forage et des camps	**37 219 583**	35 556 635
Charges d'exploitation des tours de forage et des camps *(tableau 1)*	**30 818 360**	24 933 571
Bénéfice brut	**6 401 223**	10 623 064
Bénéfice brut exprimé en pourcentage des produits d'exploitation des tours de forage et des camps	*17,2 %*	*29,9 %*
Frais généraux et frais d'administration *(tableau 2)*	**2 894 618**	3 289 915
Bénéfice tiré des activités d'exploitation	**3 506 605**	7 333 149
Autres produits (charges)		
Charge de dividendes sur les actions privilégiées avec responsabilité *(note 11)*	**(2 768)**	(3 076)
Intérêts	**49 299**	57 241
Dividendes	**-**	1 025
Primes versées à la direction	**(2 636 100)**	(6 434 365)
Autres produits	**235 281**	72 134
Gain à la cession d'immobilisations	**333 707**	64 219
	(2 020 581)	(6 242 822)
Bénéfice avant impôts sur les bénéfices	**1 486 024**	1 090 327
Charge (économie) d'impôts sur les bénéfices *(note 13)*		
Impôts exigibles	**43 857**	(68 697)
Impôts futurs	**541 189**	434 949
	585 046	366 252
Bénéfice net	**900 978**	724 075
Bénéfices non répartis au début de l'exercice, montant déjà établi	**3 139 912**	2 606 977
Modification de convention comptable *(note 3)*	**464 616**	273 476
Bénéfices non répartis au début de l'exercice, montant retraité	**3 604 528**	2 880 453
Bénéfices non répartis à la fin de l'exercice	**4 505 506**	3 604 528

Les notes ci-jointes font partie intégrante des états financiers cumulés.

Jade Group of Companies
État cumulé des flux de trésorerie
Exercice terminé le 31 mai 2003

	2003	*2002 (retraités)*
Flux de trésorerie liés aux		
Activités d'exploitation		
Montant reçu de clients	**36 021 867**	38 029 866
Montant payé à des fournisseurs	**(16 509 547)**	(14 477 048)
Montant payé à des employés	**(20 770 258)**	(19 589 914)
Intérêts reçus	**49 299**	57 241
Dividendes reçus	**-**	1 025
Charge de dividendes sur les actions privilégiées avec responsabilité	**(2 768)**	(3 076)
Intérêts payés	**(258 301)**	(301 306)
Impôts sur les bénéfices recouvrés (payés)	**(64 355)**	25 095
	(1 534 063)	3 741 883
Activités de financement		
Avances sur la dette à long terme	**306 833**	-
Remboursement de la dette à long terme	**(163 436)**	-
Avances sur les emprunts à terme remboursables sur demande	**-**	4 000 000
Remboursement d'emprunts à terme remboursables sur demande	**(1 691 814)**	(1 364 432)
Remboursement d'un billet remboursable sur demande	**(64 595)**	(58 723)
Avances d'actionnaires	**3 870 217**	2 939 031
Remboursement des avances d'actionnaires	**(398 000)**	(100 000)
	1 859 205	5 415 876
Activités d'investissement		
Nouvelles immobilisations	**(2 711 076)**	(6 355 361)
Produit de la cession d'immobilisations	**358 214**	201 887
Placement sous forme de dépôts à terme	**-**	(2 181 994)
Rachat de dépôts à terme, montant net	**2 274 674**	-
Augmentation de la valeur de rachat des contrats d'assurance-vie	**(32 983)**	(38 148)
	(111 171)	(8 373 616)
Augmentation des espèces et quasi-espèces	**213 971**	784 143
Espèces et quasi-espèces au début de l'exercice	**2 561 890**	1 777 747
Espèces et quasi-espèces à la fin de l'exercice *(note 4)*	**2 775 861**	2 561 890

1. Nature des activités

Jade Group of Companies (la « société ») est composée de Jade Drilling Inc., J.S.E. Holdings Ltd. et 285558 Alberta Ltd. La principale activité de la société est le forage de puits de pétrole et de gaz naturel et la location de roulottes de camp dans l'Ouest du Canada.

Les états financiers cumulés comprennent les bilans des entités susmentionnées, lesquelles sont contrôlées directement ou indirectement en propriété commune.

2. Principales conventions comptables

Les états financiers cumulés ont été préparés conformément aux principes comptables généralement reconnus du Canada et ils comprennent les principales conventions comptables suivantes :

Espèces et quasi-espèces

Les liquidités se composent de l'encaisse et de titres négociables dont l'échéance est d'au plus trois mois.

Dépôts à terme

Les dépôts à terme ont une échéance de plus de trois mois et sont comptabilisés au moindre du coût et de la valeur marchande.

Placements

Les placements à long terme consistent en des placements dans des titres en portefeuille inscrits au coût, moins toute charge pour dépréciation autre que temporaire. Ils ont été classés à titre de placements à long terme conformément à la nature du placement.

Immobilisations

Les immobilisations sont initialement comptabilisées au coût. L'amortissement est établi selon des méthodes et à des taux qui visent à amortir le coût des immobilisations sur leur durée de vie utile estimative. Les tours de forage ont une valeur de récupération de 400 000 $.

	Méthode	Taux
Bâtiments	Linéaire	2,5 %
Matériel roulant	Dégressif	30 %
Matériel informatique	Dégressif	20 %
Tours et équipement de forage	dégressif et linéaire	10 à 20 %
Autre équipement	Dégressif	20 %
Roulottes de camp	dégressif et linéaire	10 à 30 %

L'amortissement est fixé à la moitié des taux ci-dessus pour l'exercice au cours duquel les immobilisations sont acquises et mises en service. Aucun amortissement n'est comptabilisé dans l'exercice où le bien est cédé.

Pour l'exercice au cours duquel les immobilisations sont cédées, la valeur comptable des immobilisations en question n'est pas soustraite de la valeur des immobilisations lorsqu'il est difficile d'établir ladite valeur comptable. Le rapport des vérificateurs délivré le 28 mai 2004 indiquait que cette politique n'était pas conforme aux principes comptables généralement reconnus du Canada. L'incidence de cette politique a été quantifiée et n'a aucun effet important sur les états financiers cumulés.

2. Principales conventions comptables *(suite de la page précédente)*

Impôts sur les bénéfices futurs

La société utilise la méthode axée sur le bilan pour comptabiliser ses impôts sur les bénéfices futurs. En vertu de cette méthode, les actifs et les passifs d'impôts futurs sont constatés selon les écarts temporaires entre la valeur comptable des éléments du bilan et les assiettes fiscales qui y correspondent. De plus, les avantages futurs des actifs d'impôt, y compris les pertes inutilisées, sont constatés, sous réserve d'une provision pour moins-value, selon qu'il existe une quasi-certitude que l'actif d'impôts futurs se traduira par une économie d'impôts pour la société. Les actifs et les passifs d'impôts futurs sont établis au moyen des taux et des lois prévues qui seront probablement en vigueur au moment de la réalisation des actifs d'impôts ou du remboursement des passifs d'impôts.

Constatation des produits

Les produits d'exploitation des tours de forage sont comptabilisés selon la méthode de l'achèvement au prorata des journées d'exploitation. Lorsqu'une perte sur un contrat peut faire l'objet d'une estimation raisonnable, la perte est imputée au bénéfice de l'exercice.

Incertitude des mesures (utilisation d'estimations)

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et établir des hypothèses qui touchent les montants présentés des actifs et des passifs et la présentation des actifs et des passifs éventuels à la date des états financiers, ainsi que les montants présentés à l'égard des produits et des charges durant l'exercice visé. L'amortissement est déterminé à partir des estimations de la direction à l'égard de la durée de vie utile des immobilisations. Les comptes débiteurs sont présentés une fois que leur recouvrement a été déterminé et une provision appropriée est établie au besoin pour les créances douteuses.

Ces estimations et hypothèses sont revues de temps en temps et les ajustements, lorsqu'ils s'avèrent nécessaires, sont portés aux résultats des périodes au cours desquelles ils surviennent.

Information sectorielle

La direction considère que toutes les activités courantes de la société sont menées dans un seul secteur d'exploitation, à savoir les services au secteur pétrolier et gazier. Toutes les activités et toutes les immobilisations de la société sont localisées dans un secteur géographique, soit le Canada. En conséquence, nulle autre divulgation sectorielle n'est requise.

3. Modification de convention comptable

Impôts sur les bénéfices futurs

Le 1er juin 2002, la société a adopté de façon rétroactive les recommandations de l'Institut canadien des comptables agréés portant sur la comptabilisation des impôts sur les bénéfices. Aux termes de ces recommandations, les impôts sur les bénéfices doivent être comptabilisés selon la méthode axée sur le bilan, comme il est décrit à la note 2. Auparavant, la société comptabilisait ses impôts sur les bénéfices selon la méthode du report fixe. Les chiffres comparatifs de l'exercice précédent ont été retraités pour tenir compte de ce changement. Cette modification de convention comptable devrait réduire de 70 000 $ la charge d'impôts sur les bénéfices de l'exercice visé..

L'adoption de la méthode axée sur le bilan pour la comptabilisation des impôts sur les bénéfices a eu les effets suivants sur les chiffres de l'exercice précédent : réduction des impôts reportés de 2 797 312 $, augmentation des passifs d'impôts futurs de 2 332 696 $, augmentation du solde d'ouverture des bénéfices non répartis de 273 476 $ et augmentation du bénéfice net de 191 140 $. Au 1er juin 2002, l'incidence cumulative de l'adoption de ces recommandations se traduisait par une augmentation de 464 616 $ du montant déjà établi des bénéfices non répartis au début de l'exercice.

4. Espèces et quasi-espèces

	2003	*2002*
Espèces	**1 666 640**	1 474 629
Fonds du marché monétaire	**1 109 221**	1 087 261
	2 775 861	2 561 890

5. Immobilisations

	Coût	*Amortissement cumulé*	*2003 Valeur comptable nette*	*2002 Valeur comptable nette*
Terrains	**177 352**	**-**	**177 352**	177 352
Bâtiments	**1 301 667**	**175 128**	**1 126 539**	1 159 080
Matériel roulant	**478 381**	**125 661**	**353 170**	4 135
Matériel informatique	**15 499**	**14 740**	**759**	949
Tours et équipement de forage	**40 776 409**	**20 695 267**	**20 081 142**	20 962 405
Autre équipement	**698 392**	**417 957**	**280 435**	297 178
Roulottes de camp	**2 979,181**	**1 194,471**	**1 784 710**	1 680 206
	46 112 093	**22 412 490**	**23 699 603**	24 052 231

Pour l'exercice, la société a inscrit une charge d'amortissement de 3 039 197 $ (2 859 582 $ en 2002) à l'égard de ses immobilisations.

6. Dette à long terme

	2003	*2002*
Emprunt à terme remboursable sur demande, remboursable en versements mensuels de 96 750 $, y compris les intérêts au taux préférentiel majoré de 0,75 %, échéant en juin 2005	**2 274 164**	3 274 102
Emprunt remboursable sur demande, remboursable en versements mensuels de 32 600 $, y compris les intérêts au taux de 8,05 %, échéant en mai 2004	**372 266**	718 204
Emprunt remboursable sur demande, remboursable en versements mensuels de 32 600 $, y compris les intérêts au taux de 8,05 %, échéant en mai 2004	**372 275**	718 213
Finning International Inc., contrat de vente ne portant pas intérêt, remboursable en versements mensuels de 10 751 $, garanti par du matériel connexe d'une valeur comptable nette de 109 650 $, échéant en novembre 2003	**64 509**	-
Finning International Inc., contrat de vente ne portant pas intérêt, remboursable en versements mensuels de 13 148 $, garanti par du matériel connexe d'une valeur comptable nette de 134 096 $, échéant en novembre 2003	**78 888**	-
	3 162 102	4 710 519
Moins la partie à court terme de la dette à long terme	**1 941 138**	1 705 191
Moins les emprunts à terme remboursables sur demande	**1 220 964**	3 005 328
	-	-

Les remboursements estimatifs de capital sur la dette à long terme se présentent comme suit pour les trois prochains exercices, en supposant que la totalité des emprunts à terme sont assujettis aux modalités de remboursement prévues aux contrats :

2004	1 941 138
2005	1 118 159
2006	102 805

6. Dette à long terme *(suite de la page précédente)*

Les emprunts à terme remboursables sur demande sont garantis par ce qui suit :

a) un accord de garantie générale grevant la totalité des actifs de la société;
b) une débenture de 950 000 $ comportant une charge fixe de premier rang sur des terrains d'une valeur comptable de 177 352 $ et des bâtiments d'une valeur comptable nette de 1 126 539 $ ainsi qu'une charge flottante sur tout autre bien immobilier actuel ou futur;
c) une subordination de réclamation par les porteurs d'actions ordinaires de Jade Drilling Inc.;
d) une cession d'assurances couvrant le matériel de forage de la société;
e) une cession d'assurance-vie sur les porteurs d'actions ordinaires de Jade Drilling Inc.

Les emprunts à terme remboursables sur demande sont assujettis à certaines clauses financières restrictives portant sur le fonds de roulement, les ratios d'endettement, la diminution des capitaux propres et l'achat d'immobilisations. La société respectait ces clauses au 31 mai 2003.

Après la fin de l'exercice, la société a effectué des versements de capital forfaitaires totalisant 540 000 $ sur les emprunts remboursables sur demande à taux fixe.

7. Billet remboursable sur demande

	2003	*2002*
Billet remboursable sur demande à un actionnaire de la société, remboursable en versements mensuels de 5 943 $, y compris les intérêts au taux de 10,00 %, échéant en novembre 2003, non garanti	**34 681**	99 276
Moins la partie à court terme du billet remboursable sur demande	**34 681**	64 595
	-	34 681

Les intérêts sur la dette à long terme et sur les emprunts à terme remboursables sur demande comprennent des intérêts de 6 715 $ (12 588 $ en 2002) versés à l'actionnaire sur le billet remboursable sur demande.

8. Produits reportés

La société a conclu un contrat de location de cinq ans pour l'appareil de forage n° 15. En 2002, la société a reçu un paiement anticipé de 1 000 000 $ en vertu de son engagement contractuel. Ce montant est constaté à titre de produit en fonction des jours d'exploitation de l'appareil au cours de l'exercice. Pour l'exercice visé, un montant de 224 299 $ (183 801 $ en 2002) a été inclus dans les produits.

9. Montant à payer aux actionnaires

Des avances d'actionnaires totalisant 11 002 371 $ (8 094 884 $ en 2002) sont garanties par des accords de garantie générale grevant la totalité des actifs de la société. Ces avances ne portent pas intérêt et ne comportent aucune modalité de remboursement définie. Les autres avances ne sont pas garanties. Les actionnaires ont accepté que soit remboursé un montant de 646 000 $ au cours du prochain exercice, et ils n'ont pas exigé le remboursement du reliquat. Par conséquent, le reste des avances a été classé dans le long terme.

10. Avances d'une société affiliée

Les avances de CK-2 Holdings Ltd., société mère de J.S.E. Holdings Ltd., ne portent pas intérêt, ne comportent aucune modalité de remboursement définie et ne sont pas garanties. Comme la société affiliée a renoncé à son droit d'exiger le remboursement des avances au cours du prochain exercice, celles-ci ont été classées dans le long terme.

11. Actions privilégiées

Le capital-actions autorisé comprend un nombre illimité d'actions privilégiées de catégorie B sans droit de vote. Ces actions donnent droit à des dividendes non cumulatifs pouvant atteindre 10 % de la valeur de rachat (établie chaque année par les administrateurs), sont rachetables au gré de la société au prix de 973 $ l'action et sont rachetables au gré du porteur. Au 31 mai 2003, 1 000 actions de catégorie B avaient été émises et étaient en circulation (1 000 actions en 2002).

Au cours de l'exercice, des dividendes de 2 768 $ (3 076 $ en 2002) ont été payés aux porteurs d'actions privilégiées. Ces dividendes sont inscrits comme une charge au bilan cumulé de l'exercice visé.

12. Capital-actions

Autorisé	*2003*	*2002*
Jade Drilling Inc.:		
Un nombre illimité d'actions ordinaires de catégorie A avec droit de vote		
J.S.E. Holdings Ltd.:		
Un nombre illimité d'actions ordinaires de catégorie A avec droit de vote		
Un nombre illimité d'actions ordinaires de catégorie B sans droit de vote		
285558 Alberta Ltd.:		
Un nombre illimité d'actions ordinaires de catégorie A avec droit de vote		
Un nombre illimité d'actions ordinaires de catégorie B sans droit de vote		
Émis		
Jade Drilling Inc.:		
100 actions de catégorie A	**100**	100
J.S.E. Holdings Ltd.:		
Une (1) action de catégorie A	**250**	250
1 000 actions de catégorie B	**100**	100
	350	350
285558 Alberta Ltd.:		
Une (1) action de catégorie A	**1**	1
276 747 actions de catégorie B	**276 747**	276 747
	276 748	276 748
	277 198	277 198

13. Impôts sur les bénéfices

La charge d'impôts sur les bénéfices est calculée selon un taux d'imposition réel qui diffère des taux d'imposition des sociétés prévus par la loi pour les raisons qui suivent :

	2003	*2002 (retraités)*
Taux d'imposition fédéral et provincial prévus par la loi	**38,21 %**	40,71 %
Charge d'impôts sur les bénéfices prévue selon les taux ci-dessus	**567 810**	443 862
Augmentation (diminution) résultant des éléments suivants :		
Éléments non déductibles et écarts permanents	**45 040**	11 727
Impôt sur le capital	**38 231**	30 374
Écarts résultant d'une modification des taux pratiquement en vigueur et autre	**(66 035)**	(119 711)
Charge d'impôts sur les bénéfices réelle	**585 046**	366 252

Des écarts temporaires totalisant 8 373 324 $ (6 787 231 $ en 2002) ont été inscrits pour tenir compte des écarts entre la valeur comptable et la valeur fiscale des immobilisations.

14. Régime collectif d'épargne-retraite

Jade Drilling Inc. offre un régime collectif d'épargne-retraite destiné aux directeurs des tours de forage et aux employés des services administratifs. Le régime est comptabilisé conformément à la méthode de comptabilité des régimes de retraite à cotisations déterminées. Les charges pour l'exercice terminé le 31 mai 2003 se sont chiffrées à 112 020 $ (90 927 $ en 2002)..

15. Opérations entre apparentés

Un montant de 15 000 $ payé à un actionnaire est inclus dans les comptes débiteurs. Le solde ne porte pas intérêt et doit être remboursé au cours de l'exercice.

16. Instruments financiers

Dans le cours de ses activités, la société maintient un certain nombre d'instruments financiers, qui comprennent les espèces et quasi-espèces, les dépôts à terme, les comptes débiteurs, les placements, les comptes créditeurs et charges à payer, les primes à payer, les emprunts à long terme, le billet remboursable sur demande, les montants à payer aux actionnaires, les avances de la société affiliée et les actions privilégiées. De l'avis de la direction, la société n'est exposée à aucun risque de change ni à aucun risque de crédit important découlant de ces instruments financiers, à l'exception de ce qui est mentionné dans les présentes.

Concentrations du risque crédit

Les instruments financiers qui pourraient exposer la société à des concentrations du risque de crédit consistent essentiellement en des comptes débiteurs. Les concentrations du risque de crédit résultent d'une exposition à un groupe de débiteurs présentant une caractéristique commune qui fait que des changements d'ordre économique ou autre devraient influer de la même façon sur leur capacité de remplir leurs obligations. La société dépend largement de clients de l'industrie du pétrole et du gaz, si bien que ses comptes débiteurs sont exposés à un risque de crédit. La société tente de minimiser ce risque en ne fournissant des services qu'aux clients qu'elle juge solvables. Au 31 mai 2003, six clients étaient redevables de 84 % des comptes débiteurs de la société (cinq clients pour 77 % en 2002).

16. Instruments financiers *(suite de la page précédente)*

La valeur comptable des espèces et quasi-espèces, des dépôts à terme, des comptes débiteurs, des comptes créditeurs et charges à payer et des primes à payer avoisine leur juste valeur compte tenu de leur échéance à court terme.

La juste valeur des placements de la société dans des titres cotés en Bourse est fondée sur les cours du marché, lorsqu'ils sont disponibles, ou sur les cours de placements similaires.

Les principes comptables généralement reconnus au Canada exigent la présentation d'informations sur la juste valeur de tous les instruments financiers, sauf lorsque des contraintes de coût et de temps rendent trop difficile l'établissement d'informations fiables. Parce qu'il était impossible d'obtenir des renseignements pertinents et fiables sur leur juste valeur, la société n'a pas aucune information sur la juste valeur des montants à payer aux actionnaires, des avances de la société affiliée et des actions privilégiées.

La juste valeur de la dette à long terme à taux fixe et du billet à terme remboursable sur demande avoisine leur valeur comptable, du fait que les taux se rapprochent des taux courants du marché. La juste valeur de la dette à long terme à taux flottant avoisine sa valeur comptable, du fait que le taux d'intérêt varie avec le taux préférentiel.

Risque lié au taux d'intérêt

L'un des emprunts à terme remboursables sur demande de la société (note 6) porte intérêt à un taux qui varie avec le taux préférentiel, ce qui expose la société à un risque lié aux fluctuations du taux d'intérêt.

17. Marge de crédit renouvelable

Le 31 mai 2003, la société disposait d'une marge de crédit renouvelable totalisant 4 M$, sur laquelle aucun montant n'avait été prélevé. Tout prélèvement effectué sur la marge de crédit est remboursable sur demande et porte intérêt au taux préférentiel majoré de 0,75 %.

La société disposait également de deux marges de crédit à taux variables totalisant 4 M$, sur lesquelles aucun montant n'avait été prélevé. Tout prélèvement sur ces marges de crédit est remboursable sur demande et porte intérêt au taux préférentiel majoré de 1,00 %%.

18. Chiffres comparatifs.

Certains chiffres comparatifs de l'exercice précédent ont été reclassés pour être conformes à la présentation adoptée pour l'exercice écoulé.

19. Événements postérieurs à la date du bilan

Après le 31 août 2004, la société a conclu un accord lui permettant de céder la presque totalité de son matériel de forage à Trinidad Drilling Ltd. (« Trinidad ») pour une contrepartie totale de 87 600 000 $. La conclusion de cette opération est conditionnelle à l'obtention des fonds nécessaires par Trinidad au plus tard le 15 novembre 2004.

Le 2 novembre 2004, Trinidad Energy Services Income Trust (la « Fiducie ») a déposé un prospectus simplifié visant le placement de parts de la Fiducie (le « placement »). Le produit net du placement servira à financer l'opération dont il a été fait mention ci-dessus.

Si l'opération devait se conclure, la presque totalité du passif à long terme serait remboursée dans les douze mois suivant le 31 août 2004.

Jade Group of Companies

Tableau 1 – Tableau cumulé des frais d'exploitation des tours de forage et des camps

Exercice terminé le 31 mai 2003

	2003	*2002 (retraités)*
Amortissement – roulottes de camp	**205 979**	196 498
Amortissement – tours de forage	**2 562 947**	2 449 618
Location, réparation et restauration de roulottes	**575 987**	640 797
Avantages sociaux	**673 107**	798 718
Location de matériel	**423 290**	439 811
Carburant	**2 615 838**	1 875 210
Assurances	**262 388**	201 027
Frais divers	**435 058**	345 771
Réparations et entretien	**7 117 235**	4 393 771
Déplacement des tours de forage	**586 960**	167 900
Taxes et licences	**78 370**	86 336
Matériel de transport	**316 574**	237 388
Déplacements et hébergement	**2 678 822**	2 448 116
Clé en main	**5 599**	1 627
Salaires	**12 280 206**	10 650 983
	30 818 360	24 933 571

Jade Group of Companies

Tableau 2 – Tableau cumulé des frais généraux et des frais d'administration

Exercice terminé le 31 mai 2003

	2003	*2002 (retraités)*
Publicité et promotions	226 494	**126 180**
Amortissement	270 271	**213 466**
Matériel roulant	81 476	**78 443**
Taxes d'affaires et patentes	38 813	**29 910**
Communications	35 318	**26 983**
Honoraires de consultation	7 126	**11 030**
Assurances	74 877	**81 696**
Intérêts et frais bancaires	75 236	**85 137**
Intérêts sur la dette à long terme et sur les emprunts à terme remboursables sur demande	**258 301**	301 306
Bureau	**246 516**	191 835
Honoraires	**23 649**	34 576
Location	**12 558**	15 341
Salaires et avantages sociaux	**1 362 480**	1 934 013
Atelier et parc	**168 892**	146 872
Déplacement et frais de représentation	**12 611**	13 127
	2 894 618	3 289 915

Jade Group of Companies
États financiers cumulés
31 mai 2002

Aux administrateurs de Jade Group of Companies

Nous avons vérifié le bilan cumulé de Jade Group of Companies (la « société ») au 31 mai 2002 ainsi que les états cumulés des résultats et des bénéfices non répartis et des flux de trésorerie et les tableaux connexes de l'exercice terminé à cette date. La responsabilité de ces états financiers cumulés incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers cumulés en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondage des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend aussi l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers cumulés donnent, à tous les égards importants, une image fidèle de la situation financière de la société au 31 mai 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé à cette date selon les principes comptables généralement reconnus du Canada.

Notre rapport précédent, daté du 28 mai 2004, a été annulé, comme il est indiqué à la note 2.


Meyers Norris Penny LLP

Edmonton (Alberta)

Le 28 mai 2004 (le 2 novembre 2004 pour les notes 2 et 18)

Comptables agréés

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

	2002	*2001 (retraités – note 17)*
Actif		
À court terme		
Espèces et quasi-espèces *(note 4)*	**2 561 890**	2 277 747
Dépôts à terme	**2 401 898**	219 904
Comptes débiteurs	**3 377 866**	4 962 767
Charges payés d'avance et dépôts	**82 574**	86 037
	8 424 228	7 546 455
Placements (valeur marchande de 69 260 $)	**44 001**	44 001
Immobilisations *(note 5)*	**24 052 231**	20 694 120
Valeur de rachat des contrats d'assurance-vie	**38 148**	-
	32 558 608	28 284 576

suite à la page suivante

	2002	*2001 (retraités – note 17)*
Passif		
À court terme		
Endettement bancaire	-	500 000
Comptes créditeurs et charges à payer	**2 700 907**	5 502 537
Impôts sur les bénéfices à payer	**45 877**	89 479
Primes à payer	**6 434 365**	6 206 200
Parte à court terme des emprunts à terme remboursables sur demande *(note 6)*	**1 705 191**	638 586
Partie à court terme du billet remboursable sur demande *(note 7)*	**64 595**	58 723
Partie à court terme du montant à payer aux actionnaires *(note 9)*	**398 000**	-
	11 348 935	12 995 525
Emprunts à terme remboursables sur demande *(note 6)*	**3 005 328**	-
Billet remboursable sur demande *(note 7)*	**34 681**	-
	14 388 944	12 995 525
Emprunts à terme remboursables sur demande *(note 6)*	-	1 436 365
Billet remboursable sur demande *(note 7)*	-	99 276
Montant à payer aux actionnaires *(note 8)*	**9 723 043**	7 282 012
Produits reportés *(note 9)*	**816 199**	-
Avances d'une société affiliée *(note 10)*	**443 000**	443 000
Impôts sur les bénéfices reportés *(note 13)*	**2 797 312**	2 171 223
Actions privilégiées *(note 11)*	**973 000**	973 000
	29 141 498	25 400 401
Capitaux propres		
Capital-actions *(note 12)*	**277 198**	277 198
Bénéfices non répartis	**3 139 912**	2 606 977
	3 417 110	2 884 175
	32 558 608	28 284 576

Approuvé par les administrateurs,

____________________ **(signé) Brian Banks** ____________________ **(signé) Craig Banks**

Les notes ci-jointes font partie intégrante de ces états financiers.

Jade Group of Companies

État cumulé des résultats et des bénéfices non répartis

Exercice terminé le 31 mai 2002

	2002	2001 (retraités – note 17)
Produit d'exploitation des tours de forage et des camps	**35 556 635**	34 885 097
Frais d'exploitation des tours de forage et des camps *(tableau 1)*	**24 933 571**	24 440 349
Bénéfice brut	**10 623 064**	10 444 748
Bénéfice brut exprimé en pourcentage des produits d'exploitation des tours de forage et des camps	*29,9 %*	*29,9 %*
Frais généraux et frais d'administration *(tableau 2)*	**3 289 915**	2 608 314
Bénéfice tiré des activités d'exploitation	**7 333 149**	7 836 434
Autres produits (charges)		
Charges de dividendes sur les actions privilégiées avec responsabilité *(note 11)*	**(3 076)**	(45 668)
Intérêts	**57 241**	28 151
Dividendes	**1 025**	28 750
Primes versées à la direction	**(6 434 365)**	(6 206 200)
Autres produits	**72 134**	146 459
Perte à la cession de placements	**-**	(19 833)
Gain à la cession d'immobilisations	**64 219**	193 585
	(6 242 822)	(5 874 756)
Bénéfice avant impôts sur les bénéfices	**1 090 327**	1 961 678
Charge (économie) d'impôts sur les bénéfices *(note 13)*		
Impôts exigibles	**(68 697)**	61 518
Impôts reportés	**626 089**	887 366
	557 392	948 884
Bénéfice net	**532 935**	1 012 794
Bénéfices non répartis au début de l'exercice	**2 606 977**	1 594 183
Bénéfices non répartis à la fin de l'exercice	**3 139 912**	2 606 977

Les notes ci-jointes font partie intégrante de ces états financiers.

Jade Group of Companies
État cumulé des flux de trésorerie
Exercice terminé le 31 mai 2002

	2002	2001 (retraités – note 17)
Flux de trésorerie liés aux		
Activités d'exploitation		
Montant reçu de clients	**38 029 866**	32 930 562
Montant payé à des fournisseurs	**(14 477 048)**	(9 448 193)
Montant payé à des employés	**(19 589 914)**	(13 118 838)
Intérêts reçus	**57 241**	28 151
Dividendes reçus	**1 025**	28 750
Dividendes payés sur les actions privilégiées	**(3 076)**	(45 668)
Intérêts payés	**(301 306)**	(211 648)
Impôts sur els bénéfices recouvrés (payés)	**25 095**	(64 082)
	3 741 883	10 099 034
Activités de financement		
Avances sur les emprunts à terme remboursables sur demande	**4 000 000**	-
Remboursement d'emprunts à terme remboursables sur demande	**(1 364 432)**	(1 726 793)
Remboursement d'un billet remboursable sur demande	**(58 723)**	(53 384)
Remboursement d'avances des apparentés	**-**	(90 000)
Avances des actionnaires	**2 939 031**	416 778
Remboursement des avances des actionnaires	**(100 000)**	(17 609)
	5 415 876	(1 471 008)
Activités d'investissement		
Nouvelles immobilisations	**(6 355 361)**	(9 667 971)
Produit de la cession d'immobilisations	**201 887**	278 818
Placements sous forme de dépôts à terme	**(2 181 994)**	(364)
Produit de la cession de placements	**-**	7 667
Augmentation de la valeur de rachat des contrats d'assurance-vie	**(38 148)**	-
	(8 373 616)	(9 393 850)
Augmentation (diminution) des liquidités	**784 143**	(765 824)
Liquidités au début de l'exercice	**1 777 747**	2 543 571
Liquidités à la fin de l'exercice	**2 561 890**	1 777 747
Les liquidités comprennent :		
Espèces et quasi-espèces (note 4)	**2 561 890**	2 777 747
Endettement bancaire	**-**	(500 000)
	2 561 890	1 777 747

Les notes ci-jointes font partie intégrante de ces états financiers.

1. Nature des activités

Jade Group of Companies (la « société ») est composée de Jade Drilling Inc., J.S.E. Holdings Ltd. et 285558 Alberta Ltd. La principale activité de la société est le forage de puits de pétrole et de gaz naturel et la location de roulottes de camp dans l'Ouest du Canada.

Les états financiers cumulés comprennent les bilans des entités susmentionnées, lesquelles sont contrôlées directement ou indirectement en propriété commune

2. Principales conventions comptables

Les états financiers cumulés ont été préparés conformément aux principes comptables généralement reconnus du Canada et ils comprennent les principales conventions comptables suivantes :

Espèces et quasi-espèces

Les liquidités se composent de l'encaisse et de titres négociables dont l'échéance est d'au plus trois mois.

Dépôts à terme

Les dépôts à terme ont une échéance de plus de trois mois et sont comptabilisés au moindre du coût et de la valeur marchande.

Placements

Les placements à long terme consistent en des placements dans des titres en portefeuille inscrits au coût, moins toute charge pour dépréciation autre que temporaire. Ils ont été classés à titre de placements à long terme conformément à la nature du placement.

Immobilisations

Les immobilisations sont initialement comptabilisées au coût. L'amortissement est établi selon des méthodes et à des taux qui visent à amortir le coût des immobilisations sur leur durée de vie utile estimative. Les tours de forage ont une valeur de récupération de 400 000 $.

	Méthode	Taux
Bâtiments	Linéaire	2,5 %
Matériel roulant	Dégressif	30 %
Matériel informatique	Dégressif	20 %
Tours et équipement de forage	dégressif et linéaire	10 à 20 %
Autre équipement	Dégressif	20 %
Roulottes de camp	dégressif et linéaire	10 à 30 %

L'amortissement est fixé à la moitié des taux ci-dessus pour l'exercice au cours duquel les immobilisations sont acquises et mises en service. Aucun amortissement n'est comptabilisé dans l'exercice où le bien est cédé.

Pour l'exercice au cours duquel les immobilisations sont cédées, la valeur comptable des immobilisations en question n'est pas soustraite de la valeur des immobilisations lorsqu'il est difficile d'établir ladite valeur comptable. Le rapport des vérificateurs délivré le 28 mai 2004 indiquait que cette politique n'était pas conforme aux principes comptables généralement reconnus du Canada. L'incidence de cette politique a été quantifiée et n'a aucun effet important sur les états financiers cumulés.

2. Conventions comptables de base *(suite de la page précédente)*

Impôts sur les bénéfices futurs

La société utilise la méthode du report d'impôts pour comptabiliser ses impôts sur les bénéfices futurs. Une charge est constituée pour tous les impôts exigibles à payer, ainsi que pour les impôts reportés des périodes futures attribuables aux écarts temporaires entre la détermination des impôts sur les bénéfices aux fins fiscales et aux fins comptables.

Constatation des produits

Les produits d'exploitation des tours de forage sont comptabilisés selon la méthode de l'achèvement au prorata des journées d'exploitation. Lorsqu'une perte sur un contrat peut faire l'objet d'une estimation raisonnable, la perte est imputée au bénéfice de l'exercice.

Incertitude des mesures (utilisation d'estimations)

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et établir des hypothèses qui touchent les montants présentés des actifs et des passifs et la présentation des actifs et des passifs éventuels à la date des états financiers, ainsi que les montants présentés à l'égard des produits et des charges durant l'exercice visé. L'amortissement est déterminé à partir des estimations de la direction à l'égard de la durée de vie utile des immobilisations. Les comptes débiteurs sont présentés une fois que leur recouvrement a été déterminé et une provision appropriée est établie au besoin pour les créances douteuses.

Ces estimations et hypothèses sont revues de temps en temps et les ajustements, lorsqu'ils s'avèrent nécessaires, sont portés aux résultats des périodes au cours desquelles ils surviennent.

Information sectorielle

La direction considère que toutes les activités courantes de la société sont menées dans un seul secteur d'exploitation, à savoir les services au secteur pétrolier et gazier. Toutes les activités et toutes les immobilisations de la société sont localisées dans un secteur géographique, soit le Canada. En conséquence, nulle autre divulgation sectorielle n'est requise.

3. Modification de convention comptable

La société a adopté les nouvelles recommandations portant sur le classement dans le bilan des dettes remboursables à la demande du créancier, qui s'appliquent aux exercices ouverts à compter du 1er juin 2001. Tout emprunt contracté par la société pour lequel le prêteur a le droit de demander le remboursement au cours des douze mois qui suivent (sauf lorsque survient un manquement ou une violation des clauses restrictives) doit être porté au passif à court terme.

Ce changement a eu pour effet d'augmenter le passif à court terme d'un montant correspondant au total des emprunts visés alors en cours. Au 31 mai 2002, ce changement avait augmenté le passif à court terme de 3 040 009 $ et réduit la dette à long terme d'un montant correspondant.

4. Espèces et quasi-espèces

	2002	*2001*
Espèces	**1 474 629**	2 277 747
Fonds du marché monétaire	**1 087 261**	-
	2 561 890	2 277 747

5. Immobilisations

	Coût	*Amortissement cumulé*	*2002 Valeur comptable nette*	*2001 Valeur comptable nette*
Terrains	**177 352**	**-**	**177 352**	177 352
Bâtiments	**1 301 667**	**142 587**	**1 159 080**	1 184 959
Matériel roulant	**66 742**	**62 607**	**4 135**	5 907
Matériel informatique	**15 499**	**14 550**	**949**	1 187
Tours et équipement de forage	**38 966 186**	**18 003 781**	**20 962 405**	17 641 299
Autre équipement	**669 187**	**372 009**	**297 178**	283 873
Roulottes de camp	**2 303 303**	**852 171**	**1 451 132**	1 261 895
	43 499 936	**19 447 705**	**24 052 231**	20 694 120

Pour l'exercice, la société a inscrit une charge d'amortissement de 2 859 582 $ (1 851 812 $ en 2001) à l'égard de ses immobilisations.

6. Emprunts à terme remboursables sur demande

	2002	*2001*
Emprunt à terme remboursable sur demande, remboursable en versements mensuels de 96 750 $, y compris les intérêts au taux préférentiel majoré de 1,25 %, échéant en août 2005	**3 274 102**	-
Emprunt à terme remboursable sur demande, remboursable en versements mensuels de 32 600 $, y compris les intérêts au taux de 8,05 %, échéant en mai 2004	**718 204**	1 037 471
Emprunt à terme remboursable sur demande, remboursable en versements mensuels de 32 600 $, y compris les intérêts au taux de 8,05 %, échéant en mai 2004	**718 213**	1 037 480
	4 710 519	2 074 951
Moins la partie à court terme des emprunts à terme remboursables sur demande	**1 705 191**	638 586
Moins les emprunts à terme remboursable sur demande	**3 005 328**	-
	-	1 436 365

Les remboursements estimatifs de capital sur la dette à long terme se présentent comme suit, en supposant que la totalité des emprunts à terme sont assujettis aux modalités de remboursement prévues aux contrats :

2003	1 705 191
2004	1 812 186
2005	1 125 179
2006	67 963

6. Emprunts à terme remboursables sur demande *(suite de la page précédente)*

Les emprunts à terme remboursables sur demande sont garantis par ce qui suit :

a) un accord de garantie générale grevant la totalité des actifs de la société;
b) une débenture de 950 000 $ comportant une charge fixe de premier rang sur des terrains d'une valeur comptable de 177 352 $ et des bâtiments d'une valeur comptable nette de 1 159 080 $ ainsi qu'une charge flottante sur tout autre bien immobilier actuel ou futur;
c) une subordination de réclamation par les porteurs d'actions ordinaires de Jade Drilling Inc.;
d) une cession d'assurances couvrant le matériel de forage de la société;
e) une cession d'assurance-vie sur les porteurs d'actions ordinaires de Jade Drilling Inc.

Les emprunts à terme remboursables sur demande sont assujettis à certaines clauses financières restrictives portant sur le fonds de roulement, les ratios d'endettement, la diminution des capitaux propres et l'achat d'immobilisations. Au 31 mai 2002, la société ne respectait pas certaines clauses. Le prêteur n'a pas exigé le remboursement des emprunts à terme remboursables sur demande par la suite.

7. Billet remboursable sur demande

.	*2002*	*2001*
Billet remboursable sur demande à un actionnaire de la société, remboursable en versements mensuels de 5 943 $, y compris les intérêts au taux de 10,00 %, échéant en novembre 2003, non garanti	**99 276**	157 999
Moins la partie à court terme du billet remboursable sur demande	**(64 595)**	(58 723)
Moins le billet remboursable sur demande	**34 681**	-
	-	99 276

Les remboursements de capital sur le billet remboursable sur demande s'établissent comme suit :

2003	64 595
2004	34 681

Bien que le billet soit remboursable sur demande, l'actionnaire a déclaré qu'il acceptait les modalités de remboursement qui ont été définies.

Les intérêts sur les emprunts à terme remboursables sur demande comprennent des intérêts de 12 588 $ (17 926 en 2001) versés à l'actionnaire sur le billet remboursable sur demande.

8. Montant à payer aux actionnaires

Des avances d'actionnaires totalisant 8 094 884 $ (6 012 684 $ en 2001) sont garanties par des accords de garantie générale grevant la totalité des actifs de la société. Ces avances ne portent pas intérêt et ne comportent aucune modalité de remboursement définie. Les autres avances ne sont pas garanties. Les actionnaires ont accepté que soit remboursé un montant de 398 000 $ au cours du prochain exercice, et ils n'ont pas exigé le remboursement du reliquat. Par conséquent, le reste des avances a été classé dans le long terme.

9. Produits reportés

La société a conclu un contrat de location de cinq ans pour l'appareil de forage n° 15. Au cours de l'exercice, la société a reçu un paiement anticipé de 1 000 000 $ en vertu de son engagement contractuel. Ce montant est constaté à titre de produit en fonction des jours d'exploitation de l'appareil au cours de l'exercice. Pour l'exercice visé, un montant de 183 801 $ a été inclus dans les produits.

10. Avances d'une société affiliée

Les avances de CK-2 Holdings Ltd., société mère de J.S.E. Holdings Ltd., ne portent pas intérêt, ne comportent aucune modalité de remboursement définie et ne sont pas garanties. Comme la société affiliée a renoncé à son droit d'exiger le remboursement des avances au cours du prochain exercice, celles-ci ont été classées dans le long terme.

11. *Actions privilégiées*

Le capital-actions autorisé comprend un nombre illimité d'actions privilégiées de catégorie B sans droit de vote. Ces actions donnent droit à des dividendes non cumulatifs pouvant atteindre 10 % de la valeur de rachat (établie chaque année par les administrateurs), sont rachetables au gré de la société au prix de 973 $ l'action et sont rachetables au gré du porteur. Au 31 mai 2002, 1 000 actions de catégorie B avaient été émises et étaient en circulation (1 000 actions en 2001).

Au cours de l'exercice, des dividendes de 3 076 $ (54 124 $ en 2001) ont été payés aux porteurs d'actions privilégiées. Ces dividendes sont inscrits, déduction faite des impôts remboursables de néant (8 456 en 2001), comme une charge au bilan cumulé de l'exercice visé.

12. Capital-actions

Autorisé	*2002*	*2001*
Jade Drilling Inc.:		
Un nombre illimité d'actions ordinaires de catégorie A avec droit de vote		
J.S.E. Holdings Ltd.:		
Un nombre illimité d'actions ordinaires de catégorie A avec droit de vote		
Un nombre illimité d'actions ordinaires de catégorie B sans droit de vote		
285558 Alberta Ltd.:		
Un nombre illimité d'actions ordinaires de catégorie A avec droit de vote		
Un nombre illimité d'actions ordinaires de catégorie B sans droit de vote		
Émis		
Jade Drilling Inc.:		
100 actions de catégorie A	**100**	100
J.S.E. Holdings Ltd.:		
Une (1) action de catégorie A	**250**	250
1 000 actions de catégorie B	**100**	100
	350	350

285558 Alberta Ltd.:		
Une (1) action de catégorie A	**1**	1
276 747 actions de catégorie B	**276 747**	276 747
	276 748	276 748
	277 198	277 198

13. Impôts sur les bénéfices

La charge d'impôts sur les bénéfices est calculée selon un taux d'imposition réel qui diffère des taux d'imposition des sociétés prévus par la loi pour les raisons qui suivent :

	2002	*2001*
Taux d'imposition fédéral et provincial prévus par la loi	**40,71 %**	43,87 %
Charge d'impôts sur les bénéfices prévue selon les taux ci-dessus	**443 862**	860 628
Augmentation (réduction) résultant des éléments suivants :		
Éléments non déductibles et écarts permanents	**11 727**	38 229
Impôt sur le capital	**30 374**	17 762
Écarts résultant d'une modification des taux pratiquement en vigueur et autre	**71 429**	32 265
Charge d'impôts sur les bénéfices réelle	**557 392**	948 884

14. Régime collectif d'épargne-retraite

Le 1er octobre 2001, Jade Drilling Inc. a mis sur pied un régime collectif d'épargne-retraite destiné aux directeurs des tours de forage et aux employés des services administratifs. Le régime est comptabilisé conformément à la méthode de comptabilité des régimes de retraite à cotisations déterminées. Les charges pour l'exercice terminé le 31 mai 2002 se sont chiffrées à 90 927 $.

15. Instruments financiers

Dans le cadre de ses activités, la société a recours à un certain nombre d'instruments financiers, y compris les espèces et quasi-espèces, les dépôts à terme, les comptes débiteurs, les placements, les comptes créditeurs et les charges à payer, les primes à payer, les emprunts à terme remboursables sur demande, le billet remboursable sur demande, le montant à payer aux actionnaires, les avances de la société affiliée et les actions privilégiées. La direction est d'avis que la société n'est pas exposée à des risques de taux d'intérêt, de change et de crédit importants qui pourraient découler de ces instruments financiers, à moins d'indication contraire.

Risque de concentration de crédit

Les instruments financiers qui pourraient exposer la société à des risques de concentration de crédit consistent surtout en des comptes débiteurs. Les risques de concentration de crédit surviennent lorsqu'un groupe de clients ont les mêmes caractéristiques, de sorte que des changements dans la conjoncture ou autres conditions pourraient vraisemblablement avoir la même incidence sur leur capacité à respecter leurs obligations. La société dépend considérablement de clients qui exercent leurs activités dans le secteur pétrolier et gazier. En conséquence, ses comptes débiteurs sont exposés à des risques de concentration de crédit. La société tente de réduire ces risques en réservant ses services aux clients jugés dignes de crédit. Le 31 mai 2002, cinq clients représentaient 77 % des comptes débiteurs de la société (six clients représentaient 84 % des comptes débiteurs en 2001).

15. Effets financiers *(suite de la page précédente)*

Juste valeur des instruments financiers

La valeur comptable des espèces et quasi-espèces, des dépôts à terme, des comptes débiteurs, des comptes créditeurs et charges à payer et des primes à payer se rapproche de leur juste valeur compte tenu de leur échéance à court terme.

La juste valeur des placements de la société dans des titres cotés à la Bourse est fondée sur les cours du marché, lorsqu'ils sont disponibles, ou sur les cours offerts pour des placements semblables.

Les principes comptables généralement reconnus du Canada exigent la divulgation d'informations sur la juste valeur de tout instrument financier, sauf lorsque les contraintes de coûts et de temps rendent trop difficiles l'établissement fiable de ces informations. Étant donné qu'il n'a pas été possible d'obtenir des informations pertinentes et fiables sur la juste valeur des instruments financiers, la société n'a pas divulgué la juste valeur du montant à payer aux actionnaires, des avances de la société affiliée et des actions privilégiées.

La juste valeur des emprunts à terme remboursables sur demande et du billet remboursable sur demande à taux fixes se rapproche de leur valeur comptable, puisque les taux d'intérêt correspondent aux taux du marché. La juste valeur de l'emprunt remboursable sur demande à taux variable se rapproche de sa valeur comptable, puisque le taux d'intérêt varie avec le taux préférentiel.

Risque de taux d'intérêt

Les emprunts à terme remboursables sur demande (note 5) portent intérêt à un taux qui varie avec le taux préférentiel, ce qui expose la société à un risque associé aux fluctuations des taux d'intérêt.

16. Marge de crédit renouvelable

Le 31 mai 2002, la société disposait d'une marge de crédit renouvelable totalisant 4 M$, sur laquelle aucun montant n'avait été prélevé. Tout prélèvement effectué sur la marge de crédit est remboursable sur demande et porte intérêt au taux préférentiel majoré de 0,75 %.

Le 31 mai 2002, la société disposait également d'une marge de crédit de soutien totalisant 2,5 M$, sur laquelle aucun montant n'avait été prélevé. Tout prélèvement sur ces marges de crédit est remboursable sur demande et porte intérêt au taux préférentiel majoré de 0,75 %.

17. Chiffres comparatifs

Au cours du présent exercice, une vérification faite par l'Agence du revenu du Canada a donné lieu à un ajustement à l'égard de la classification de certains actifs aux fins fiscales. En conséquence, l'amortissement aux fins fiscales a été réévalué pour les deux exercices précédents. La charge comptable correspondante a été appliquée rétroactivement et a eu pour effet d'augmenter les impôts sur les bénéfices exigibles du présent exercice, de diminuer les impôts sur les bénéfices reportés du 31 mai 2001 d'un montant de 116 082 $ d'augmenter la charge réelle des impôts sur les bénéfices et de diminuer la charge des impôts sur les bénéfices reportés d'un montant de 40 150 $ pour l'exercice terminé à cette date. Cet ajustement n'a eu aucune incidence sur les capitaux propres au 31 mai 2001, ni sur le bénéfice net de l'exercice terminé à cette date.

Certains chiffres comparatifs de l'exercice précédent ont été reclassés pour être conformes à la présentation adoptée pour l'exercice écoulé.

18. Événement postérieur à la date du bilan

Après le 31 août 2004, la société a conclu un accord visant la vente de la quasi-totalité de ses actifs de forage à Trinidad Drilling Ltd. (« Trinidad ») pour une contrepartie totale de 87 600 000 $. Cette opération sera conclue si Trinidad obtient le financement nécessaire au plus tard le 15 novembre 2004.

Le 2 novembre 2004, Trinidad Energy Services Income Trust (la « Fiducie ») a déposé un prospectus simplifié visant l'émission de parts de la Fiducie (le « placement »). Le produit net de ce placement servira à financer l'opération dont il est fait mention plus haut.

Si la vente se réalise, la quasi-totalité du passif à long terme sera réglé au cours des douze mois suivant le 31 août 2004.

Tableau 1 – Tableau cumulé des frais d'exploitation des tours de forage et des camps

Exercice terminé le 31 mai 2002

	2002	*2001 (retraités – note 17)*
Amortissement – roulottes de camp	196 498	**183 330**
Amortissement – tours de forage	2 449 618	**1 454 314**
Location, réparation et restauration de roulottes	640 797	**790 046**
Avantages sociaux	798 718	**728 076**
Location de matériel	439 811	**474 505**
Carburant	1 875 210	**2 405 090**
Assurances	201 027	**133 022**
Frais divers	**345 771**	216 632
Réparations et entretien	**4 393 771**	5 118 970
Déplacement des tours de forage	**167 900**	201 582
Taxes et licences	**86 336**	95 502
Matériel de transport	**237 388**	284 547
Déplacements et hébergement	**2 448 116**	2 280 631
Clé en main	**1 627**	6 985
Salaires	**10 650 983**	10 067 117
	24 933 571	24 440 349

Tableau 2 – Tableau cumulé des frais généraux et des frais d'administration

Exercice terminé le 31 mai 2002

	2002	*2001 (retraités – note 17)*
Publicité et promotions	126 180	**84 799**
Amortissement	**213 466**	214 168
Matériel roulant	**78 443**	57 337
Recouvrement de créances douteuses	-	(38 501)
Taxes d'affaires et patentes	29 910	**37 054**
Communications	26 983	**18 317**
Honoraires de consultation	11 030	**10 888**
Assurances	81 696	**103 074**
Intérêts et frais bancaires	85 137	**87 445**
Intérêts sur les emprunts à terme remboursables sur demande	301 306	**211 648**
Bureau	191 835	82 942
Honoraires	**34 576**	32 225
Location	**15 341**	9 686
Salaires et avantages sociaux	**1 934 013**	1 576 145
Atelier et parc	**146 872**	113 490
Déplacement et frais de représentation	**13 127**	7 597
	3 289 915	2 608 314

Jade Group of Companies
États financiers cumulés
31 août 2004
(non vérifiés)

Aux administrateurs de Jade Group of Companies:

Nous avons procédé à l'examen du bilan cumulé de Jade Group of Companies au 31 août 2004 et des états cumulés des résultats et des bénéfices non répartis et des flux de trésorerie et des tableaux connexes du trimestre terminé à cette date. Notre examen a été effectué conformément aux normes d'examen généralement reconnues du Canada et a donc consisté essentiellement en prises de renseignements, procédés analytiques et discussions portant sur les renseignements qui nous ont été fournis par la société.

Un examen ne constitue pas une vérification et, par conséquent, nous n'exprimons pas une opinion de vérificateur sur ces états financiers.

Au cours de notre examen, nous n'avons rien relevé qui nous porte à croire que ces états financiers ne sont pas conformes, à tous les égards importants, aux principes comptables généralement reconnus du Canada.



Edmonton (Alberta)

Le 21 octobre 2004 (le 2 novembre 2004 pour la note 15)

Comptables agréés

Jade Group of Companies
Bilan cumulé
31 août 2004
(non vérifiés)

	31 août **2004**	*31 mai* 2004
Actif		
Actif à court terme		
Espèces et quasi-espèces *(note 3)*	**1 982 333**	8 802 604
Dépôts à terme	**132 850**	130 968
Comptes débiteurs	**9 408 834**	4 833 740
Impôts sur les bénéfices à recouvrer		
Charges payées d'avance et dépôts	**364 335**	466 585
	11 889 173	14 233 907
Placements (valeur marchande de 143 380 $; 154 800 $ au 31 mai 2004)	**44 001**	44 001
Immobilisations *(note 4)*	**27 326 069**	25 081 166
Valeur de rachat des contrats d'assurance-vie	**97 089**	97 089
	39 356 332	39 456 163

suite à la page suivante

Les notes ci-jointes font partie intégrante des états financiers cumulés.

	31 août 2004	*31 mai 2004*
Passif		
Passif à court terme		
Emprunt bancaire	**150 000**	-
Comptes créditeurs et charges à payer	**3 621 348**	5 015 444
Impôts sur les bénéfices à payer	**-**	11 814
Régime de participation aux bénéfices des employés	**10 073 000**	8 559 000
Primes à payer	**-**	19 000
Partie à court terme de la dette à long terme *(note 6)*	**961 050**	1 141 380
Partie à court terme du montant à payer aux actionnaires *(note 7)*	**1 300 000**	1 300 000
	16 105 398	16 046 638
Emprunts à terme remboursable sur demande *(note 6)*	**-**	82 808
	16 105 398	16 129 446
Dette à long terme *(note 6)*	**74 710**	40 577
Montant à payer aux actionnaires *(note 7)*	**12 563 552**	12 910 250
Produits reportés *(note 8)*	**309 032**	309 032
Avances d'une société affiliée *(note 9)*	**443 000**	443 000
Impôts sur les bénéfices futurs *(note 12)*	**3 311 775**	3 281 775
Actions privilégiées *(note 10)*	**973 000**	973 000
	33 780 467	34 087 080
Capital-actions		
Capital-actions *(note 11)*	**277 198**	277 198
Bénéfices non répartis	**5 298 667**	5 091 885
	5 575 865	5 369 083
	39 356 332	39 456 163

Approuvé au nom du conseil

(signé) Brian Banks **(signé) Craig Banks**

Les notes ci-jointes font partie intégrante des états financiers cumulés.

Jade Group of Companies

État cumulé des résultats et des bénéfices non répartis

Trimestre terminé le 31 août 2004

	Trimestre terminé le 31 août 2004	*Trimestre terminé le 31 août 2003*
Produits d'exploitation des tours de forage et des camps	**10 620 133**	11 797 909
Frais d'exploitation des tours de forage et des camps *(tableau 1)*	**8 296 608**	8 968 218
Bénéfice brut	**2 323 525**	2 829 691
Bénéfice brut exprimé en pourcentage des produits d'exploitation des tours de forage et des camps	*21,9 %*	*24,0 %*
Frais généraux et frais d'administration *(tableau 2)*	**769 451**	619 934
Bénéfice tiré des activités d'exploitation	**1 554 074**	2 209 757
Autres produits (charges)		
Intérêts	**10 927**	5 193
Perte de change	**(2 588)**	-
Primes versées à la direction	**(4 500)**	(4 500)
Régime de participation aux bénéfices des employés	**(1 514 000)**	(2 439 813)
Autres produits	**83 970**	3 000
Gain à la cession d'immobilisations	**108 899**	28 677
	(1 317 292)	(2 407 443)
Bénéfice (perte) avant impôts sur les bénéfices	**236 782**	(197 686)
Charge (économie) d'impôts sur les bénéfices *(note 12)*		
Impôts exigibles	**-**	-
Impôts futurs	**30 000**	(63 938)
	30 000	(63 938)
Bénéfice net (perte)	**206 782**	(133 748)
Bénéfices non répartis au début du trimestre	**5 091 885**	4 505 506
Bénéfices non répartis à la fin du trimestre	**5 298 667**	4 371 758

Les notes ci-jointes font partie intégrante des états financiers cumulés.

Jade Group of Companies
État cumulé des flux de trésorerie
Trimestre terminé le 31 août 2004

	Trimestre terminé le 31 août 2004	*Trimestre terminé le 31 août 2003*
Flux de trésorerie liés aux		
Activités d'exploitation		
Montant reçu de clients	**6 129 012**	7 577 791
Montant payé à des fournisseurs	**(5 441 929)**	(3 071 477)
Montant payé à des employés	**(4 100 625)**	(4 925 795)
Intérêts reçus	**10 927**	5 193
Intérêts payés	**(12 673)**	(25 902)
Impôts sur les bénéfices payés	**(12 635)**	8 968
	(3 427 923)	(431 222)
Activités de financement		
Remboursement d'emprunts à terme remboursables sur demande	**(277 577)**	(171 372)
Avances sur la dette à long terme	**57 754**	-
Remboursement de la dette à long terme	**(9 182)**	(780 318)
Avances d'actionnaires	**3 302**	-
Remboursement des avances d'actionnaires	**(350 000)**	(111 162)
Remboursement d'un billet remboursable sur demande	**-**	(17 134)
	(575 703)	(1 079 986)
Activités d'investissement		
Nouvelles immobilisations	**(3 089 773)**	(303 564)
Produit de la cession d'immobilisations	**125 000**	28 667
Placements sous forme de dépôts à terme	**(1 882)**	-
	(2 966 655)	(274 887)
Diminution des liquidités	**(6 970 281)**	(1 786 095)
Liquidités au début du trimestre	**8 802 614**	2 775 860
Liquidités à la fin du trimestre	**1 832 333**	989 765
Les liquidités comprennent :		
Espèces et quasi-espèces *(note 3)*	**1 982 333**	1 689 765
Emprunt bancaire	**(150 000)**	(700 000)
	1 832 333	989 765

Les notes ci-jointes font partie intégrante des états financiers cumulés.

1. Nature des activités

Jade Group of Companies (la « société ») est composée de Jade Drilling Inc., J.S.E. Holdings Ltd. et 285558 Alberta Ltd. La principale activité de la société est le forage de puits de pétrole et de gaz naturel et la location de roulottes de camp dans l'Ouest du Canada.

Les états financiers cumulés comprennent les bilans des entités susmentionnées, lesquelles sont contrôlées directement ou indirectement en propriété commune.

2. Principales conventions comptables

Les états financiers cumulés intermédiaires ont été préparés conformément aux mêmes conventions et méthodes comptables que celles qui ont été utilisées pour préparer les états financiers annuels du 31 mai 2004. Ils ont été dressés selon les principes comptables généralement reconnus du Canada, y compris les principales conventions comptables suivantes :

Espèces et quasi-espèces

Les liquidités se composent de l'encaisse et de titres négociables dont l'échéance est d'au plus trois mois.

Dépôts à terme

Les dépôts à terme ont une échéance de plus de trois mois et sont comptabilisés au moindre du coût et de la valeur marchande.

Placements

Les placements à long terme consistent en des placements dans des titres en portefeuille inscrits au coût, moins toute charge pour dépréciation autre que temporaire. Ils ont été classés à titre de placements à long terme conformément à la nature du placement.

Immobilisations

Les immobilisations sont initialement comptabilisées au coût. L'amortissement est établi selon des méthodes et à des taux qui visent à amortir le coût des immobilisations sur leur durée de vie utile estimative. Les tours de forage ont une valeur de récupération de 400 000 $.

	Méthode	Taux
Bâtiments	Linéaire	2,5 %
Matériel roulant	Dégressif	30 %
Matériel informatique	Dégressif	20 %
Tours et équipement de forage	dégressif et linéaire	10 à 20 %
Autre équipement	Dégressif	20 %
Roulottes de camp	dégressif et linéaire	10 à 30 %

L'amortissement est fixé à la moitié des taux ci-dessus pour la période au cours de laquelle les immobilisations sont acquises et mises en service. Aucun amortissement n'est comptabilisé dans la période où le bien est cédé.

2. Principales conventions comptables *(suite de la page précédente)*

Impôts sur les bénéfices futurs

La société utilise la méthode axée sur le bilan pour comptabiliser ses impôts sur les bénéfices futurs. En vertu de cette méthode, les actifs et les passifs d'impôts futurs sont constatés selon les écarts temporaires entre la valeur comptable des éléments du bilan et les assiettes fiscales qui y correspondent. De plus, les avantages futurs des actifs d'impôt, y compris les pertes inutilisées, sont constatés, sous réserve d'une provision pour moins-value, selon qu'il existe une quasi-certitude que l'actif d'impôts futurs se traduira par une économie d'impôts pour la société. Les actifs et les passifs d'impôts futurs sont établis au moyen des taux et des lois prévues qui seront probablement en vigueur au moment de la réalisation des actifs d'impôts ou du remboursement des passifs d'impôts.

Constatation des produits

Les produits d'exploitation des tours de forage sont comptabilisés selon la méthode de l'achèvement au prorata des journées d'exploitation. Lorsqu'une perte sur un contrat peut faire l'objet d'une estimation raisonnable, la perte est imputée au bénéfice de la période.

Les produits tirés des contrats de location sont reportés sur la durée du contrat. Les produits sont constatés selon le nombre de jours d'exploitation de la tour pour la période, divisé par le nombre total de jours établis dans le contrat de location.

Incertitude des mesures (utilisation d'estimations)

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et établir des hypothèses qui touchent les montants présentés des actifs et des passifs et la présentation des actifs et des passifs éventuels à la date des états financiers, ainsi que les montants présentés à l'égard des produits et des charges durant la période visée. L'amortissement est déterminé à partir des estimations de la direction à l'égard de la durée de vie utile des immobilisations. Les comptes débiteurs sont présentés une fois que leur recouvrement a été déterminé et une provision appropriée est établie au besoin pour les créances douteuses.

Ces estimations et hypothèses sont revues de temps en temps et les ajustements, lorsqu'ils s'avèrent nécessaires, sont portés aux résultats des périodes au cours desquelles ils surviennent.

Information sectorielle

La direction considère que toutes les activités courantes de la société sont menées dans un seul secteur d'exploitation, à savoir les services au secteur pétrolier et gazier. Toutes les activités et toutes les immobilisations de la société sont localisées dans un secteur géographique, soit le Canada. En conséquence, nulle autre divulgation sectorielle n'est requise.

3. Espèces et quasi-espèces

	31 août 2004	*31 mai 2004*
Espèces	**462 904**	7 285 501
Fonds du marché monétaire	**1 519 429**	1 517 113
	1 982 333	8 802 614

4. Immobilisations

	Coût	*Amortissement accumulé*	*31 août 2004 Valeur comptable nette*	*31 mai 2004 Valeur comptable Nette*
Terrains	**177 352**	**-**	**177 352**	177 352
Bâtiments	**1 301 667**	**183 264**	**1 118 403**	1 093 997
Matériel roulant	**920 806**	**253 143**	**667 663**	291 612
Matériel informatique	**15 499**	**14 922**	**577**	607
Tours et équipement de forage	**47 580 834**	**24 164 080**	**23 416 754**	18 902 066
Autre équipement	**724 589**	**501 404**	**223 185**	260 631
Roulottes de camp	**2 909 063**	**1 186 928**	**1 722 135**	1 784 710
	53 629 810	**26 303 741**	**27 326 069**	22 510 975
Tours de forage en voie de construction	**-**	**-**	**-**	2 570 191
	53 629 810	**26 303 741**	**27 326 069**	25 081 166

5. Marge de crédit renouvelable

Le 31 août 2004, la société disposait d'une marge de crédit renouvelable totalisant 4 M$, sur laquelle 150 000 $ avaient été prélevés. Tout prélèvement effectué sur la marge de crédit est remboursable sur demande et porte intérêt au taux préférentiel majoré de 0,65 %.

La société disposait également de deux marges de crédit à taux variables totalisant 6 M$, sur lesquelles aucun montant n'avait été prélevé. Tout prélèvement sur ces marges de crédit est remboursable sur demande et porte intérêt au taux préférentiel majoré de 0,75 %

6. Dette à long terme

	31 août *2004*	*31 mai* *2003*
Emprunt à terme remboursable sur demande, en versements mensuels de 96 750 $, y compris les intérêts au taux préférentiel majoré de 0,75 %, échéant en juin 2005	**933 069**	1 210 647
Emprunt à terme de General Motors Acceptance Corporation, remboursable en versements mensuels de 1 128 $, ne portant pas intérêt, garanti par du matériel roulant d'une valeur comptable nette de 42 418 $, échéant en mai 2008	**50 781**	54 118
Emprunt à terme de General Motors Acceptance Corporation, remboursable en versements mensuels de 1 203 $, ne portant pas intérêt, garanti par du matériel roulant d'une valeur comptable nette de 48 727 $, échéant en avril 2008	**51 910**	-
	1 035 760	1 264 765
Moins la partie à court terme de la dette à long terme	**961 050**	1 141 380
Moins la partie à court terme des emprunts à terme remboursables sur demande	**-**	82 808
	74 710	40 577

6. Dette à long terme *(suite de la page précédente)*

Les remboursements estimatifs de capital sur la dette à long terme se présentent comme suit pour les quatre prochains exercices, en supposant que la totalité des emprunts à terme sont assujettis aux modalités de remboursement prévues aux contrats :

2005	961 050
2006	27 980
2007	27 980
2008	18 750

Les emprunts à terme remboursables sur demande sont garantis par ce qui suit :

a) un accord de garantie générale grevant la totalité des actifs de la société;

b) une débenture de 950 000 $ comportant une charge fixe de premier rang sur des terrains d'une valeur comptable de 177 352 $ et des bâtiments d'une valeur comptable nette de 1 118 403 $ ainsi qu'une charge flottante sur tout autre bien immobilier actuel ou futur;

c) une subordination de réclamation par les porteurs d'actions ordinaires de Jade Drilling Inc.;

d) une cession d'assurances couvrant le matériel de forage de la société;

e) une cession d'assurance-vie sur les porteurs d'actions ordinaires de Jade Drilling Inc.

Les emprunts à terme remboursables sur demande sont assujettis à certaines clauses financières restrictives portant sur le fonds de roulement, les ratios d'endettement, la diminution des capitaux propres et l'achat d'immobilisations. La société respectait ces clauses au 31 août 2004.

7. Montant à payer aux actionnaires

Des avances d'actionnaires totalisant 11 015 492 $ (11 362 190 $ au 31 mai 2004) sont garanties par des accords de garantie générale grevant la totalité des actifs de la société. Ces avances ne portent pas intérêt et ne comportent aucune modalité de remboursement définie. Les autres avances ne sont pas garanties. Les actionnaires ont accepté que soit remboursé un montant de 1 300 000 $ au cours du prochain exercice, et ils n'ont pas exigé le remboursement du reliquat. Par conséquent, le reste des avances a été classé dans le long terme.

8. Produits reportés

La société a conclu un contrat de location de cinq ans pour l'appareil de forage no 15. En 2002, la société a reçu un paiement anticipé de 1 000 000 $ en vertu de son engagement contractuel. Ce montant est constaté à titre de produit en fonction des jours d'exploitation de l'appareil au cours de la période. Pour le trimestre visé, aucun montant n'a été inclus dans les produits (59 813 $ en 2003).

9. Avances d'une société affiliée

Les avances de CK-2 Holdings Ltd., société mère de J.S.E. Holdings Ltd., ne portent pas intérêt, ne comportent aucune modalité de remboursement définie et ne sont pas garanties. Comme la société affiliée a renoncé à son droit d'exiger le remboursement des avances au cours du prochain exercice, celles-ci ont été classées dans le long terme.

10. Actions privilégiées

Le capital-actions autorisé comprend un nombre illimité d'actions privilégiées de catégorie B sans droit de vote. Ces actions donnent droit à des dividendes non cumulatifs pouvant atteindre 10 % de la valeur de rachat (établie chaque année par les administrateurs), sont rachetables au gré de la société au prix de 973 $ l'action et sont rachetables au gré du porteur. Au 31 août 2004, 1 000 actions de catégorie B avaient été émises et étaient en circulation (1 000 actions au 31 mai 2004).

11. Capital-actions

Autorisé	*31 août 2004*	*31 mai 2004*
Jade Drilling Inc.		
Un nombre illimité d'actions ordinaires de catégorie A avec droit de vote		
J.S.E. Holdings Ltd.		
Un nombre illimité d'actions ordinaires de catégorie A avec droit de vote		
Un nombre illimité d'actions ordinaires de catégorie B sans droit de vote		
285558 Alberta Ltd.		
Un nombre illimité d'actions ordinaires de catégorie A avec droit de vote		
Un nombre illimité d'actions ordinaires de Classe B sans droit de vote		
Émis		
Jade Drilling Inc.		
100 actions de catégorie A	**100**	100
J.S.E. Holdings Ltd.		
1 action de catégorie A	**250**	250
1 000 actions de catégorie B	**100**	100
	350	350
285558 Alberta Ltd.		
1 action de catégorie A	**1**	1
276 747 actions de catégorie B	**276 747**	276 747
	276 748	276 748
	277 198	277 198

12. Impôts sur les bénéfices

La charge d'impôts sur les bénéfices est calculée selon un taux d'imposition réel qui diffère des taux d'imposition des sociétés prévus par la loi pour les raisons qui suivent :

	Trimestre 2004	*Trimestre 2003*
Taux d'imposition fédéral et provincial prévus par la loi	**33,62 %**	36,62 %
Charge (économie) d'impôts sur les bénéfices prévue selon les taux ci-dessus	**79 606**	(72 393)
Augmentation (diminution) attribuable à :		
Éléments non déductibles et écarts permanents	**15 297**	7 204
Écarts résultant d'une modification des taux pratiquement en vigueur et autres	**(64 903)**	1 251
Charge d'impôts sur les bénéfices réelle	**30 000**	(63 938)

Des écarts temporaires totalisant 9 769 515 $ (8 212 236 $ en 2003) ont été inscrits pour tenir compte des écarts entre la valeur comptable et la valeur fiscale des immobilisations.

13. Régime collectif d'épargne pour la retraite

Jade Drilling Inc. offre un régime collectif d'épargne-retraite destiné aux directeurs des tours de forage et aux employés des services administratifs. Le régime est comptabilisé conformément à la méthode de comptabilité des régimes de retraite à cotisations déterminées. Les charges pour le trimestre terminé le 31 août 2004 se sont chiffrées à 20 282 $ (18 437 $ en 2003).

14. Instruments financiers

Dans le cadre de ses activités, la société a recours à un certain nombre d'instruments financiers, y compris les espèces et quasi-espèces, les dépôts à terme, les comptes débiteurs, les placements, l'emprunt bancaire, les comptes créditeurs et les charges à payer, les primes à payer, le régime de participation aux bénéfices des employés, la dette à long terme, le montant à payer aux actionnaires, les avances de la société affiliée et les actions privilégiées. La direction est d'avis que la société n'est pas exposée à des risques de taux d'intérêt, de change et de crédit importants qui pourraient découler de ces instruments financiers, à moins d'indication contraire.

Risque de concentration de crédit

Les instruments financiers qui pourraient exposer la société à des risques de concentration de crédit consistent surtout en des comptes débiteurs. Les risques de concentration de crédit surviennent lorsqu'un groupe de clients ont les mêmes caractéristiques, de sorte que des changements dans la conjoncture ou autres conditions pourraient vraisemblablement avoir la même incidence sur leur capacité à respecter leurs obligations. La société dépend considérablement de clients qui exercent leurs activités dans le secteur pétrolier et gazier. En conséquence, ses comptes débiteurs sont exposés à des risques de concentration de crédit. La société tente de réduire ces risques en réservant ses services aux clients jugés dignes de crédit. Le 31 août 2004, huit clients représentaient 71 % des comptes débiteurs de la société (huit clients représentaient 85 % des comptes débiteurs au 31 mai 2004).

14. Instruments financiers *(suite de la page précédente)*

Juste valeur des instruments financiers

La valeur comptable des espèces et quasi-espèces, des dépôts à terme, des comptes débiteurs, des comptes créditeurs et charges à payer, des primes à payer et du régime de participation aux bénéfices des employés se rapproche de leur juste valeur compte tenu de leur échéance à court terme.

La juste valeur des placements de la société dans des titres cotés à la Bourse est fondée sur les cours du marché, lorsqu'ils sont disponibles, ou sur les cours offerts pour des placements semblables.

Les principes comptables généralement reconnus du Canada exigent la divulgation d'informations sur la juste valeur de tout instrument financier, sauf lorsque les contraintes de coûts et de temps rendent trop difficiles l'établissement fiable de ces informations. Étant donné qu'il n'a pas été possible d'obtenir des informations pertinentes et fiables sur la juste valeur des instruments financiers, la société n'a pas divulgué la juste valeur du montant à payer aux actionnaires, des avances de la société affiliée et des actions privilégiées.

La juste valeur de l'emprunt bancaire et de l'emprunt à terme remboursable sur demande à taux variable se rapproche de leur valeur comptable, puisque le taux d'intérêt varie avec le taux préférentiel. La juste valeur des emprunts ne portant pas intérêt de la société est évaluée à 90 000 $ (48 030 $ au 31 mai 2004) en utilisant la valeur actualisée des flux de trésorerie fondée sur les taux courants demandés par les banques à charte pour des emprunts similaires.

Risque de taux d'intérêt

L'emprunt à terme remboursable sur demande de la société (note 6) porte intérêt à un taux qui varie avec le taux préférentiel, ce qui expose la société à un risque associé aux fluctuations des taux d'intérêt.

15. Événements postérieurs à la date du bilan

Après le 31 août 2004, la société a conclu un accord lui permettant de céder la presque totalité de son matériel de forage à Trinidad Drilling Ltd. (« Trinidad ») pour une contrepartie totale de 87 600 000 $. La conclusion de cette opération est conditionnelle à l'obtention des fonds nécessaires par Trinidad au plus tard le 15 novembre 2004.

Le 2 novembre 2004, Trinidad Energy Services Income Trust (la « Fiducie ») a déposé un prospectus simplifié visant le placement de parts de la Fiducie (le « placement »). Le produit net du placement servira à financer l'opération dont il a été fait mention ci-dessus.

Si l'opération devait se conclure, la presque totalité du passif à long terme serait remboursée dans les douze mois suivant le 31 août 2004.

Jade Group of Companies

Tableau 1 – Tableau cumulé des frais d'exploitation des tours de forage et des camps

Trimestre terminé le 31 août 2004
(non vérifiés)

	Trimestre 2004	*Trimestre 2003*
Amortissement – roulottes de camp	**46 474**	43 276
Amortissement – tours de forage	**703 187**	945 438
Location, réparation et restauration de roulottes	**105 751**	1 019
Avantages sociaux	**195 958**	247 347
Location de matériel	**101 337**	258 949
Carburant	**569 116**	392 320
Assurances	**68 442**	59 642
Frais divers	**178 805**	64 326
Réparations et entretien	**1 790 242**	1 620 108
Déplacement des tours de forage	**44 850**	-
Taxes et licences	**24 208**	21 667
Matériel de transport	**77 001**	45 178
Déplacements et hébergement	**900 043**	965 952
Salaires	**3 491 184**	4 302 996
	8 296 608	8 968 218

Jade Group of Companies

Tableau 2 – Tableau cumulé des frais généraux et des frais d'administration

Trimestre terminé le 31 août 2004
(non vérifiés)

	Trimestre 2004	*Trimestre 2003*
Publicité et promotions	**39 736**	29 328
Amortissement	**79 108**	80 929
Matériel roulant	**12 119**	24 901
Taxes d'affaires et patentes	**28 217**	21 908
Communications	**9 341**	7 281
Honoraires de consultation	**3 826**	1 539
Assurances	**42 381**	13 667
Intérêts et frais bancaires	**1 627**	2 684
Intérêts sur la dette à long terme et sur les emprunts à terme remboursables sur demande	**12 673**	25 902
Bureau	**66 355**	23 348
Honoraires	**36 814**	2 101
Location	**2 100**	-
Salaires et avantages sociaux	**389 983**	324 952
Atelier et parc	**39 402**	45 777
Déplacement et frais de représentation	**5 769**	15 617
	769 451	619 934

ÉTATS FINANCIERS DE WILSON DRILLING LTD.

1. États financiers non vérifiés de Wilson Drilling Ltd. au 30 juin 2004 et pour le semestre terminé à cette date.

États financiers consolidés non vérifiés

Wilson Drilling Ltd.

30 juin 2004

Wilson Drilling Ltd.

BILANS CONSOLIDÉS

(non vérifié)	Au 30 juin 2004 $	Au 31 décembre 2003 $
ACTIF *[note 3]*		
Actif à court terme		
Encaisse	—	854 302
Débiteurs *[note 4]*	**3 964 252**	3 177 921
Charges payées d'avance	**96 976**	63 903
	4 061 228	4 096 126
Appareils de forage et équipement	**18 955 185**	12 121 388
Frais de développement reportés	**500 000**	500 000
Charges reportées	**103 336**	121 382
Placement	**25 000**	25 000
	23 644 749	16 863 896
PASSIF ET CAPITAUX PROPRES		
Passif à court terme		
Découvert bancaire	**931 782**	—
Créditeurs et charges à payer	**6 545 256**	1 478 944
Impôts sur les bénéfices à payer	—	147 133
Tranche échéant à moins d'un an de l'emprunt bancaire à terme *[note 3]*	**5 512 500**	1 575 000
Tranche échéant à moins d'un an de l'obligation locative	**730 561**	700 060
Prêts consentis par des apparentés	**5 368 611**	—
Produits comptabilisés d'avance	—	1 503
	19 088 710	3 902 640
Prêts consentis par des apparentés *[note 4]*	—	3 279 411
Obligation locative	**1 851 729**	2 186 855
Emprunt bancaire à terme *[note 3]*	—	4 725 000
Impôts futurs	**1 462 751**	1 527 441
	3 314 480	11 718 707
Capitaux propres		
Capital social	**20**	20
Bénéfices non répartis	**1 241 539**	1 242 529
	1 241 559	1 242 549
	23 644 749	16 863 896

Voir les notes afférentes aux états financiers consolidés.

Au nom du conseil,

(signé) Kerry Wilson
Administrateur

(signé) Clayton Riddell
Administrateur

Wilson Drilling Ltd.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

Semestres terminés les 30 juin
(non vérifié)

	2004 $	2003 $
Produits		
Charges liées aux appareils de forage	**5 992 102**	4 452 236
Autres	**210 800**	196 363
	6 202 902	4 648 599
Coût d'exploitation		
Exploitation des appareils de forage	**4 267 010**	2 594 656
Marge brute	**1 935 892**	2 053 943
Charges		
Amortissement	**967 646**	894 046
Intérêts	**400 567**	194 719
Charges administratives	**629 781**	587
Perte à la cession d'équipement	**38 636**	—
	2 036 630	1 445 352
Bénéfice (perte) avant impôts sur les bénéfices	**(100 738)**	608 591
Impôts sur les bénéfices (recouvrement)		
Exigibles	**(35 058)**	—
Futurs	**(64 690)**	234 400
	(99 748)	234 400
Bénéfice net (perte nette) de la période	**(990)**	374 191
Bénéfices non répartis au début de la période	**1 242 529**	2 059 603
Bénéfices non répartis à la fin de la période	**1 241 539**	2 433 794

Voir les notes afférentes aux états financiers consolidés.

Wilson Drilling Ltd.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

Semestres terminés les 30 juin
(non vérifié)

	2004 $	2003 $
Flux de trésorerie liés aux activités d'exploitation		
Bénéfice net (perte nette) de la période	**(990)**	374 191
Ajouter les éléments sans effet sur la trésorerie :		
Amortissement	**967 646**	894 046
Charge (recouvrement) d'impôts futurs	**(64 690)**	234 400
Perte à la cession de l'équipement	**38 636**	—
Amortissement des charges reportées	**18 046**	—
	958 648	1 502 637
Variation du fonds de roulement hors caisse	**4 098 272**	(339 219)
	5 056 920	1 163 418
Flux de trésorerie liés aux activités d'investissement		
Achat d'appareils de forage et d'équipement	**(8 379 039)**	(7 316)
Placement dans des filiales	—	(41 873)
Produit de la vente d'équipement	**538 960**	—
	(7 840 079)	(49 189)
Flux de trésorerie liés aux activités de financement		
Remboursement de l'emprunt bancaire à terme	**(787 500)**	(1 000 000)
Augmentation des prêts consentis par des apparentés	**2 089 200**	309 479
Remboursement de l'obligation au titre de contrats de location-acquisition	**(304 625)**	(314 560)
	997 075	(1 005 081)
Augmentation (diminution) de l'encaisse	**(1 786 084)**	109 148
Encaisse (découvert bancaire) au début de la période	**854 302**	(47 791)
Encaisse (découvert bancaire) à la fin de la période	**(931 782)**	61 357

Voir les notes afférentes aux états financiers consolidés.

Wilson Drilling Ltd.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
(non vérifié)

30 juin 2004

1. NATURE DES ACTIVITÉS

Wilson Drilling Ltd. (la «société») est une société privée constituée le 18 juillet 1997, en vertu de la *Business Corporations Act* de l'Alberta, qui a amorcé ses activités d'exploitation en février 1998. Les principales activités de l'entreprise consistent en l'exploitation d'appareils de forage de puits de pétrole et de gaz dans l'Ouest canadien et le développement de l'équipement de remise à neuf des sites de forage.

La société voit la demande pour ses services de forage fluctuer et, par conséquent, les résultats intermédiaires ne sont pas nécessairement représentatifs des résultats annuels.

2. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires de la société ont été préparés selon les principes comptables généralement reconnus. Les conventions comptables appliquées sont conformes à celles décrites dans les états financiers consolidés de la société pour l'exercice terminé le 31 décembre 2003. Les présents états financiers consolidés intermédiaires ne comprennent pas toutes les informations requises dans les états financiers consolidés annuels et doivent être lus avec les états financiers consolidés du 31 décembre 2003.

Les états financiers consolidés incluent les comptes de la société et de sa filiale détenue à 76,13 %, Invertek Fluid Reclaimers Inc. («Invertek»). Invertek comprend les comptes consolidés de ses filiales en propriété exclusive, Invertek Manufacturing Inc. et Invertek Inc.

3. EMPRUNT BANCAIRE À TERME

Le 4 décembre 2003, la société a obtenu 6 300 000 $ sous la forme d'un emprunt bancaire à terme remboursable en versements mensuels du capital de 131 250 $ portant intérêt au taux de base majoré de 1,00 % et à l'origine venant à échéance en décembre 2007. Le produit de l'emprunt a servi à racheter la facilité de crédit d'exploitation de 5 500 000 $. Un contrat de garantie générale, représentant une charge flottante de premier rang sur tous les biens actuels et acquis par la suite de la société ainsi qu'une charge fixe de premier rang sur les appareils de forage n°s 1 et 2 et une charge de deuxième rang sur l'appareil de forage n° 3, est donné en garantie. Un contrat de subordination signé par Paramount Resources Ltd. («Paramount»), actionnaire détenant 50 % de la société, subordonne toutes les dettes actuelles et futures de la société à la banque.

Au 30 juin, 2004, la société ne respectait pas ses engagements à l'égard des exigences de ratio financier contenues dans les clauses restrictives de l'entente de prêt bancaire à terme. Cependant, en raison de la vente de ses appareils de forage tel qu'il est présenté à la note 5, la société a remboursé la totalité de cet emprunt le 27 juillet 2004.

4. OPÉRATIONS ET SOLDES ENTRE APPARENTÉS

Prêts consentis par des apparentés

Au 30 juin 2004, la société avait reçu des prêts des actionnaires totalisant 5 143 147 $. Les prêts des actionnaires ne comportent aucune modalité fixe de règlement, ne sont pas garantis et portent intérêt au taux de base majoré de deux pour cent par année. Au cours du semestre terminé le 30 juin 2004, la société a versé 89 200 $ en intérêts. Du fait de la vente des appareils de forage comme présenté à la note 5, la société a remboursé la totalité de ce prêts le 27 juillet 2004.

Au 30 juin 2004, la société avait également un prêt de 225 464 $ accordé par Shehtah Wilson Drilling Partnership («Shehtah»), société en commandite dans laquelle la société détient une participation de 1 % et Paramount, une participation de 99 %. Le prêt a été remboursé le 27 juillet 2004.

Autres opérations avec des apparentés

Toutes les opérations entre apparentés sont comptabilisées à leur valeur d'échange. Les soldes des montants à verser aux apparentés et à en recevoir à la fin de la période sont résumés ci-dessous :

	Au 30 juin 2004			
	Invertek USA $	Shehtah $	Paramount $	Total $
Débiteurs	5 365	763 827	785 355	1 554 547
Créditeurs et charges à payer	—	—	1 504	1 504

Les opérations avec des apparentés au cours de la période se présentent comme suit :

	Semestre terminé le 30 juin 2004		
	Paramount $	Shetah $	Total $
Produits	1 824 546	368 966	2 193 512
Intérêts débiteurs	89 200	—	89 200
Recouvrement des charges d'exploitation et d'administration	481 831	740 306	1 222 137

Wilson Drilling Ltd.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
(non vérifié)

30 juin 2004

	Semestre terminé le 30 juin 2003		
	Paramount $	Shetah $	Total $
Produits	2 629 972	157 033	2 787 005
Recouvrement des charges d'exploitation et d'administration	—	288 059	288 059

Paramount détient 50 % des actions de la société. Invertek USA appartient à un employé de Invertek. Au cours des semestres terminés les 30 juin 2004 et 2003, la société a réalisé des honoraires de gestion et recouvré ses charges d'exploitation et d'administration par suite du contrat de gestion conclu avec Shehtah.

5. FAIT POSTÉRIEUR À LA DATE DU BILAN

Le 7 juillet 2004, la société a conclu une entente avec un tiers en vue de lui vendre la presque totalité de ses appareils de forage. Cette opération de vente a été conclue le 27 juillet 2004 et s'est traduite par un produit au comptant de 19,2 millions de dollars et la réception d'actions échangeables de l'acquéreur d'une valeur de 12,8 millions de dollars.

En vertu d'une résolution des actionnaires datée du 10 août 2004 la dénomination de la société est devenue 747706 Alberta Ltd.

ATTESTATION DE LA FIDUCIE ET DU PROMOTEUR

Le 2 novembre 2004

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada. Aux fins de la province de Québec, le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

pour TRINIDAD ENERGY SERVICES INCOME TRUST
par Trinidad Drilling Ltd.

(signé) Michael E. Heier Président du conseil et chef de la direction	(signé) Brent J. Conway Chef des finances

pour le conseil d'administration de Trinidad Drilling Ltd.

(signé) Grant Abbott Administrateur	(signé) Naveen Dargan Administrateur

pour le PROMOTEUR,
TRINIDAD DRILLING LTD.,

(signé) Michael E. Heier
Président du conseil et chef de la direction

ATTESTATION DES PRENEURS FERMES

Le 2 novembre 2004

À notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada. Aux fins de la province de Québec, le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

RAYMOND JAMES LTÉE

(signé) Jason Holtby

MARCHÉS MONDIAUX CIBC INC.

(signé) Arthur Korpach

VALEURS MOBILIÈRES TD INC.

(signé) Gregory B. Saksida

HAYWOOD SECURITIES INC.

(signé) David McGorman

INVESTISSEMENTS PREMIERS ASSOCIÉS INC.

(signé) John M. Peltier

VALEURS MOBILIÈRES DESJARDINS INC.

(signé) Jake A. Herman

CORPORATION DE VALEURS MOBILIÈRES DUNDEE

(signé) Ali A. Bhojani

FIRSTENERGY CAPITAL CORP.

(signé) Hugh R. Sanderson

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".*

SHORT FORM PROSPECTUS

New Issue **November 2, 2004**

TRINIDAD

ENERGY SERVICES INCOME TRUST

$79,000,001
8,449,198 Trust Units

Price: $9.35
Per Trust Unit

This short form prospectus qualifies the distribution of 8,449,198 trust units (the "**Trust Units**") of Trinidad Energy Services Income Trust (the "**Trust**") at a price of $9.35 per Trust Unit (the "**Offering**"). The price for the Trust Units offered under this short form prospectus was determined by negotiation between Trinidad Drilling Ltd. ("**Trinidad**"), on behalf of the Trust, and Raymond James Ltd., on behalf of itself and the other Underwriters (as defined below).

The net proceeds of this Offering will be used to complete the indirect acquisition by the Trust of substantially all of the drilling assets of Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. (collectively, the "**Jade Group**"). Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Jade Acquisition (as defined herein), other than the payment of the Purchase Price in respect thereof (as defined herein). In the event this Offering is not completed, the Jade Acquisition will not be completed. See "Recent Developments - Acquisition of Assets of the Jade Group " and "Use of Proceeds".

The outstanding Trust Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "TDG.UN". On November 1, 2004, the closing price of the Trust Units on the TSX was $9.38. The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before February 4, 2005.

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$9.35	$0.4675	$8.8825
Total(2)	$79,000,001	$3,950,000	$75,050,001

Notes:

(1) Before deducting expenses of the Offering, estimated to be $600,000, which will be paid from the general funds of the Trust.

(2) The Trust has granted the Underwriters an option (the "Option"), exercisable in whole or in part, to purchase up to an additional 270,000 Trust Units at the Offering price, which Option is exercisable at any time until 9:00 a.m. (Calgary time) on the day preceding the Closing Date (as defined herein). The Trust Units issuable upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Offering, the Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of this Offering) will be $81,524,501, $4,076,225 and $77,448,276 respectively. See "Plan of Distribution".

Raymond James Ltd., CIBC World Markets Inc., TD Securities Inc., Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc., Dundee Securities Corporation and FirstEnergy Capital Corp. (collectively, the "**Underwriters**"), as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to approval of certain legal matters on behalf of the Trust by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Macleod Dixon LLP.

TD Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank which is a lender to Trinidad. Consequently, the Trust may be considered to be a connected issuer of this Underwriter under applicable Canadian securities laws. See "Relationship Between the Trust and a Certain Underwriter".

The pricing of the Trust Units has been determined, in part, based on the estimate of distributable cash for the year ended December 31, 2004, as discussed under the heading "Distribution Policy" . Although the Trust intends to make distributions of its available cash to holders of Trust Units ("**Unitholders**"), these cash distributions are not assured. The actual amount distributed will depend on numerous factors including Trinidad's financial performance, debt covenants and obligations, working capital requirements, future capital requirements and, if applicable, the deductibility for tax purposes of interest payments on the

debt of Trinidad. The market value of the Trust Units may deteriorate if the Trust is unable to meet its cash distribution targets in the future, and that deterioration may be material.

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Trust (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital to a Unitholder resident in Canada are generally tax-deferred (and reduce the Unitholder's cost base in the Trust Unit for tax purposes).

A return on your investment in Trust Units in is not comparable to the return on an investment in a fixed-income security. The recovery of your initial investment is at risk, and the anticipated return on your investment is based on performance assumptions and therefore is not assured. It is important for you to consider the particular risk factors that may affect the oil and gas drilling industry in which you are investing, and therefore the stability of the distributions that you receive. See "Risk Factors".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Closing of this Offering and the Jade Closing (as defined herein) are expected to occur on or about November 10, 2004, but in any event no later than November 15, 2004. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Provided this Offering closes before November 30, 2004, which is the anticipated record date for the distribution by the Trust to Unitholders expected to be paid on December 15, 2004, subscribers who complete their purchase of Trust Units from the Underwriters and continue to be the registered holder of such Trust Units on November 30, 2004 will be eligible to particpate in the distribution of the Trust expected to be paid on December 15, 2004.

TABLE OF CONTENTS

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

DESCRIPTION OF CASH FLOW OF THE TRUST

Throughout this short form prospectus and the documents incorporated by reference herein, the Trust uses the term "cash flow of the Trust" to refer to the amount of cash that is expected to be available for distribution to Unitholders and the term "EBITDA" to refer to earnings of the Trust before interest, taxes, depreciation and amortization. The terms "cash flow of the Trust" and "EBITDA" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP; "cash flow of the Trust" is an amount calculated in accordance with the terms of the Trust Indenture (as defined herein) and Trinidad computes EBITDA on a consistent basis for each reporting period. Therefore, cash flow of the Trust and EBITDA may not be comparable to similar measures presented by other issuers, and investors are cautioned that cash flow of the Trust and EBITDA should not be considered as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

The following table provides a reconciliation of the Trust's net income and EBITDA for the periods indicated:

	Six Months June 30, 2004	Six Months June 30, 2003	Twelve Months December 31, 2003	Twelve Months December 31, 2002
		($000s)		
Net income for the period:	4,329	1,410	4,599	1,255
Depreciation and amortization	5,401	1,628	5,825	2,158
Current taxes	212	69	336	115
Future taxes	(147)	288	1,886	323
Interest	1,420	778	2,265	979
Re-organization expenses	-	-	-	818
EBITDA	11,215	4,173	14,911	5,648

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Trinidad, at its offices located at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6 (Telephone: (403) 265-6525) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Trinidad at the above-mentioned address and telephone number.

The following documents of the Trust, which have been filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of the Trust dated May 19, 2004 for the year ended December 31, 2003 (the "**AIF**");

(b) Management's Discussion and Analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2003;

(c) the audited comparative consolidated financial statements of the Trust and the notes thereto as at and for the year ended December 31, 2003, together with the report of the auditors thereon;

(d) Management's Discussion and Analysis of the financial condition and results of operations of the Trust for the six months ended June 30, 2004;

(e) the unaudited comparative consolidated financial statements of the Trust as at and for the six months ended June 30, 2004;

(f) the Information Circular of the Trust dated May 11, 2004, relating to the Annual General and Special Meeting of Unitholders held on June 9, 2004 (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein, being the disclosure under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices" and the disclosure in Schedule D thereto);

(g) the material change reports of the Trust dated effective February 19, 2004 and March 15, 2004 with respect to the acquisition of substantially all of the assets of Arrow Drilling Inc. (the "**Arrow Acquisition**") and the associated prospectus offering of Trust Units, and the material change reports of the Trust dated effective July 8, 2004 and July 27, 2004 with respect to the acquisition of substantially all of the assets of Wilson Drilling Ltd. (the "**Wilson Acquisition**") and the associated prospectus offering of Trust Units;

(h) the audited consolidated financial statements of Wilson Drilling Ltd. as at December 31, 2003 and 2002, and for the year ended December 31, 2003 and the eleven months ended December 31, 2002, together with the report of the auditors thereon, contained in the short form prospectus of the Trust dated July 19, 2004 (the "**July Prospectus**");

(i) the unaudited balance sheet of Arrow Drilling Inc. as at December 31, 2003, the unaudited statements of income and retained earnings and cash flows for the six month periods ended December 31, 2003 and 2002 and the audited annual financial statements of Arrow Drilling Inc. as at and for the years ended June 30, 2003, June 30, 2002 and June 30, 2001, together with the report of the auditors thereon, contained in the short form prospectus of the Trust dated March 3, 2004 (the "**March Prospectus**");

(j) the audited financial statements of Bear Drilling Ltd. as at and for the years ended April 30, 2003, April 30, 2002 and April 30, 2001, together with the report of the auditors thereon, contained in the March Prospectus;

(k) the unaudited balance sheet of Saturn Drilling Inc. as at February 28, 2003 and the unaudited statements of earnings and retained earnings and cash flows for the nine month periods ended February 28, 2003 and February 28, 2002 and the audited annual financial statements of Saturn Drilling Inc. as at and for the year ended May 31, 2002, together with the report of the auditors thereon, contained in the March Prospectus;

(l) The section of the July Prospectus entitled "Recent Developments – Acquisition of Assets of Wilson Drilling Ltd."; and

(m) the material change report of the Trust dated October 29, 2004 with respect the acquisition of substantially all of the assets of the Jade Group and this Offering.

Any of the following documents, if filed by the Trust with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the termination of this Offering, shall be deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements;

(c) comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (other than any disclosure comparable to the portions of the Information Circular of the Trust dated May 11, 2004 which are not incorporated by reference in this short form prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference herein modifies or supercedes such statement. The modifying or superceding statement need not state that it has modified or superceded a prior statement or include any other information set forth in the document that it modifies or supercedes. The making of a modifying or superceding statement shall not be deemed to be an admission for any purposes that the modified or superceded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus and in certain documents incorporated by reference into this short form prospectus constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

TRINIDAD ENERGY SERVICES INCOME TRUST

The Trust

Trinidad Energy Services Income Trust is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture dated August 1, 2002 between Trinidad and Valiant Trust Company, as amended effective December 31, 2003 (collectively, the "**Trust Indenture**"). The Trust owns all of the issued and outstanding common shares of Trinidad and unsecured, subordinated notes issued by Trinidad to the Trust (the "**Notes**"). The business of the Trust, including the provision of drilling and workover equipment and services to oil and gas exploration and production companies operating in western Canada, is conducted by Trinidad.

The head and principal office of the Trust is located at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6.

Trinidad Drilling Ltd.

Trinidad is a drilling and service rig contractor which provides contract drilling services to the Canadian oil and gas industry. Trinidad currently has a total of 38 drilling rigs and 8 service rigs.

Trinidad was incorporated under the *Business Corporations Act* (Saskatchewan) on February 23, 1996 as 614651 Saskatchewan Ltd. Trinidad amended its articles to change its name to Trinidad Drilling Ltd. on May 9, 1996. Trinidad continued into Alberta on June 29, 1999 and, effective June 30, 1999, amalgamated with 804969 Alberta Ltd. The amalgamated corporation continued as "Trinidad Drilling Ltd." In connection with the amalgamation, Trinidad amended its articles to, among other things, remove its private company restrictions. The articles of Trinidad were again amended on March 11, 2004 to allow for the creation and issuance, in series, of exchangeable shares (the "**Exchangeable Shares**"), including the initial series of exchangeable shares (the "**Exchangeable Shares, Initial Series**"), and were further amended on July 26, 2004 to allow for the creation of the exchangeable shares, Series B (the "**Series B Exchangeable Shares**").

Effective for Trinidad's 1999 year end, Trinidad changed its fiscal year end from November 30 to December 31 in order to bring Trinidad in line with the prevalent financial reporting practices in the industry.

In October of 2000, Trinidad completed its initial public offering (the "**IPO**"), issuing 4.0 million units at a price of $2.50 per unit. Each unit was comprised of one common share of Trinidad and one half of a common share purchase warrant, with each whole warrant being exercisable into a common share of Trinidad at an exercise price of $3.00 on or before December 11, 2001. Net proceeds to Trinidad from the IPO were $9.0 million. Trinidad began trading under the symbol "TDG" on the TSX on October 11, 2000.

On September 17, 2002, Trinidad was amalgamated with Trinidad Acquisition Corp. and became a wholly-owned subsidiary of the Trust pursuant to a reorganization (the "**Arrangement**") of Trinidad into an income trust, by way of a plan of arrangement under the *Business Corporations Act* (Alberta) (the "**ABCA**"). Following the Arrangement, the common shares of Trinidad were delisted from the TSX and the Trust Units commenced trading on the TSX.

On March 10, 2004, Trinidad incorporated Trinidad Exchange Corp. ("**Trinidad ExchangeCo**"), a wholly-owned subsidiary, under the ABCA. Trinidad ExchangeCo was incorporated for the purposes of facilitating the integration of the Exchangeable Shares into the capital structure of the Trust and its subsidiaries. Trinidad ExchangeCo conducts no business other than with respect to the Exchangeable Shares.

The head and principal office functions of Trinidad are performed at its office at #600, 333 – 5th Avenue S.W., Calgary, Alberta, T2P 3B6. In addition, Trinidad maintains a field office in Lloydminster, Alberta, an operations yard in Blackfoot, Alberta, an administrative and operations yard in Calgary, Alberta and two administrative offices in Edmonton, Alberta. Trinidad's registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

Trinidad is extra-provincially registered to carry on business in Manitoba, Saskatchewan, British Columbia and the Northwest Territories.

Organization Chart

The simplified organizational structure of the Trust, including the material subsidiary of the Trust, and the flow of cash from Trinidad to the Trust and from the Trust to its Unitholders are set forth below:


Unitholders
Trust Units (100%)
Cash Distributions(3)
Trinidad Energy Services Income Trust
cash flow of the Trust(1)
Trinidad Shares (100%)
Notes (100%)(2)
Trinidad Drilling Ltd.

Notes:
(1) Cash flow of the Trust represents payments made by Trinidad to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividend income may also be paid from Trinidad to the Trust.
(2) The Trust may invest repayments of principal on the Notes in securities of Trinidad to enable Trinidad to make capital expenditures.
(3) Cash distributions are expected to be made to Unitholders monthly based upon the cash flow of the Trust. See "Distribution Policy".

For detailed descriptions of the business of the Trust and Trinidad, please refer to "Description of the Business of the Trust" and " General Description and Development of the Business of Trinidad" as contained in the AIF.

Trinidad's drilling rig fleet (prior to completion of the Jade Acquisition) is as follows:

Rig #	Type	Manufacturer and Type	Rated Depth (metres)
1	Heavy Double	Rigmaster P-500	2,800
2	Heavy Double	Rigmaster P-500	3,200
3	Heavy Double	Rigmaster P-750	3,200
4	Heavy Double	Rigmaster P-750	3,200
5	Triple	Unit 15 TMS	2,400
6	Single	Failing 2500	1,000
7	Single	Failing R300	1,400
8	Rng III Single	Rigmaster P-300	1,800
9	Rng III Single	Rigmaster P-300	1,800
10	Rng III Single	Rigmaster P-300	1,800
11	Rng III Single	Rigmaster P-300	1,800
12	Rng III Single	Rigmaster P-300	1,800
13	Heavy Double	TSM 7000A	3,000
14	Heavy Double	Rigmaster P-600	3,000
15	Triple	Rigmaster P-850	3,500
16	Heavy Double	TSM 7000A	3,200
17	Heavy Double	TSM 7000	3,600
18	Heavy Double	Franks 750	3,300
19	Heavy Double	Alco 750	3,500
20	Triple	TSM 1200-E	5,500
21	Triple	TSM 1000	4,200
22	Heavy Double	Rigmaster E-750	3,500
23	Heavy Double	Rigmaster E-750	3,500
24	Heavy Double	Rigmaster E-750	3,500
25	Heavy Double	Rigmaster E-750	3,500

Rig #	Type	Manufacturer and Type	Rated Depth (metres)
26	Heavy Double	Rigmaster E-750	3,500
27	Double	Superior 300	1,700
28	Single	Gardner Denver 3000	1,300
29	Single	Rigmaster P300M	1,300
30	Double	Superior 300	1,800
31	Heavy Double	Rigmaster P500M	2,300
32	Double	Ideco H30	2,000
33	Single	Ideco H25	1,300
34	Heavy Double	Rigmaster P500M	2,600
35	Heavy Double	Alco 750	3,200
36	Triple	Continental Emsco D-2E	4,600
37	Heavy Double	TSM 700	3,000
38	Triple	Rigmaster P-850	4,000

Trinidad's service rig fleet is as follows:

Rig #	Type	Manufacturer	Rated Depth (metres)
1	Double/Single	Cardwell/Mainland	1,500
2	Double/Single	Cardwell/Mainland	1,500
3	Single/Single	Uniflex	1,000
4	Double/Single	Cardwell/Mainland	1,500
5	Double/Single	Irontech	2,400
6	Single/Single	Irontech	2,400
7	Double/Single	Sky Top/Brewster	2,000
8	Double/Single	Cooper	1,500

RECENT DEVELOPMENTS

Acquisition of Assets of the Jade Group

The Asset Purchase Agreement

On October 21, 2004, Trinidad entered into an asset purchase agreement (the "**Asset Purchase Agreement**") with Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. (collectively, the "**Jade Group**"), private Alberta corporations at arm's length to Trinidad and the Trust, pursuant to which Trinidad has agreed to acquire substantially all of the assets of the Jade Group (the "**Jade Acquisition**"), being comprised of 14 drilling rigs and equipment ancillary thereto, including drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs, as well as a building and operations yard in Nisku, Alberta (the "**Real Property**").

The purchase price (the "**Purchase Price**") to be paid to the Jade Group pursuant to the Asset Purchase Agreement is $87,625,000 ($71,900,000 being allocated to the drilling rigs, $11,975,000 being allocated to the ancillary equipment and $3,750,000 being allocated to the Real Property), payable as to $78,862,500 in cash (the "**Cash Portion**") with the balance payable through the issuance of 937,166 Trust Units at a deemed price of $9.35 for a deemed aggregate value of $8,762,500. At the closing of the transaction contemplated by the Asset Purchase Agreement (the "**Jade Closing**"), $8,000,000 of the Cash Portion will be held in trust by the Jade Group's counsel, as a deposit against any of the assets being missing, not in good operating condition, or subject to encumbrances. Trinidad will have 45 days from the date of the Jade Closing to inspect such assets and will be reimbursed from such $8,000,000 for the fair market value of any missing assets, the cost to bring any other assets into good operating condition and the amount required to give free and clear title to such assets to Trinidad. The remainder of such $8,000,000 will be paid to the Jade Group.

The Asset Purchase Agreement contains representations and warranties of the parties which are typical for transactions of this type, and which survive for 24 months from the date of the Jade Closing. The Asset Purchase Agreement also contains covenants typical for transactions of this type, which require the Jade Group to carry on its business in the normal and ordinary course, consistent with past practice, until the date of the Jade Closing. The Asset Purchase Agreement also contains standard indemnification provisions, including mutual indemnities by both Trinidad and the Jade Group for material breaches of representations and warranties or the failure to perform any material covenants or agreements thereunder. No claim for indemnity under the Asset Purchase Agreement may be

made by either party until the aggregate of such claims exceeds $50,000, and indemnification will only be made for amounts which, in aggregate, exceed $50,000.

The net proceeds from this Offering will be applied to the Cash Portion of the Purchase Price. Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Jade Acquisition, other than the payment of the Cash Portion of the Purchase Price in respect thereof. In the event this Offering is not completed, the Jade Acquisition will not be completed. See "Use of Proceeds". Closing of the Jade Acquisition is also subject to satisfaction of conditions which are typical for an asset purchase of this nature, including: (i) Trinidad's satisfaction, in its sole and unrestricted discretion, with its due diligence investigations of the Jade Group and the Real Property; (ii) the transfer by the Jade Group at the closing time of their assets to Trinidad free and clear of any security interests or other encumbrances, other than certain permitted encumbrances; and (iii) receipt of the necessary approvals and third party consents, including the TSX. The Asset Purchase Agreement also provides that in the event that Trinidad is not satisfied with its due diligence investigations of the Real Property, including in the event that the Real Property is damaged or lost or if an environmental audit on the Real Property is unsatisfactory to Trinidad, Trinidad has the option to reduce the Purchase Price by $3,750,000 and close the Jade Acquisition without acquiring the Real Property. In such circumstance, the Real Property will be leased to Trinidad during which time Jade Drilling Inc. will be obligated, at its own cost, to repair any deficiencies, following which Trinidad will acquire the Real Property for $3,750,000.

It is a further condition of the Jade Acquisition that the Jade Group and their respective shareholders, directors and officers enter into non-competition agreements with Trinidad whereby each will agree not to compete with the business of Trinidad for three years subsequent to the Jade Closing.

Trinidad has agreed to make offers of employment to all of the existing Jade Group employees, and it is a mutual condition to the Jade Closing that two senior officers of the Jade Group enter into non-executive employment agreements with Trinidad pursuant to which they will assist Trinidad in the transition associated with the completion of the Jade Acquisition.

Impact of Jade Acquisition on the Trust's Operations

The assets to be acquired from the Jade Group pursuant to the Jade Acquisition include 14 drilling rigs (one single drilling rig with a depth rating of 1,100 metres and 13 double drilling rigs with depth ratings of up to 3,000 metres), drill pipe, spare parts and other miscellaneous inventory items related to the drilling rigs and the Real Property.

The Jade Group's drilling fleet is as follows:

Rig #	Depth (metres)	Manufacturer and Type
2	1,100	Wilson Super 38
3	3,000	TSM 7000A
4	3,000	TSM 7000A
5	2,200	TSM 6000
6	1,600	TSM 6000M
7	2,000	TSM 6000M
8	1,600	TSM 6000M
9	1,600	TSM 6000
10	2,000	TSM 6000A
11	2,200	TSM 6000M
12	3,000	TSM 7000A
14	3,000	TSM 7000A
15	3,000	TSM 7000A
16	3,000	TSM 7000A

The Jade Acquisition will provide Trinidad with a broader and more balanced drilling fleet that will better serve the demands of Trinidad's current customer base. In addition, the Jade Acquisition will expand Trinidad's existing customer base to include integrated and intermediate oil and gas producers and explorers to whom Trinidad does not currently provide drilling or well servicing equipment. As a result of the addition of the Jade Group's rigs, Trinidad expects to experience better overall utilization rates. Management expects that the Jade Acquisition will also provide cost efficiencies, as Trinidad's current infrastructure is capable of absorbing the addition of the Jade Group's rigs with only nominal additions to its current general and administrative costs.

Wilson Acquisition

On July 27, 2004, Trinidad completed the Wilson Acquisition for cash consideration of approximately $19,200,000 and the issuance of 1,641,026 Series B Exchangeable Shares. Each Series B Exchangeable Share is exchangeable, without the payment of any consideration, into one Trust Unit (subject to adjustments in certain circumstances) for five years from the date of issuance on July 27, 2004. The Series B Exchangeable Shares do not receive cash distributions from the Trust; however, the exchange ratio for the Series B Exchangeable Shares is automatically increased in accordance with a pre-determined formula, to account for distributions made by the Trust prior to the exchange of the Series B Exchangeable Shares. The assets acquired from Wilson pursuant to the Wilson Acquisition included two double drilling rigs (with depth ratings of up to 3,500 metres) and two triple drilling rigs (with depth ratings of up to 4,700 metres), drill pipe and spare parts. For additional information regarding the Wilson Acquisition, see "Recent Developments – Acquisition of Assets of Wilson Drilling Ltd." in the July Prospectus.

Arrow Acquisition

On March 15, 2004, Trinidad completed the Arrow Acquisition for cash consideration of approximately $26,000,000 and the issuance of 2,307,692 Exchangeable Shares, Initial Series at a price of $7.80 per Exchangeable Share, Initial Series. Each Exchangeable Share, Initial Series is exchangeable, without the payment of any consideration, into one Trust Unit (subject to adjustments in certain circumstances) for five years from the date of issuance on March 15, 2004. The Exchangeable Shares, Initial Series do not receive cash distributions from the Trust; however, the exchange ratio for the Exchangeable Shares, Initial Series is automatically increased in accordance with a pre-determined formula, to account for distributions made by the Trust prior to the exchange of the Exchangeable Shares, Initial Series. The assets acquired from Arrow pursuant to the Arrow Acquisition included five double drilling rigs (with a depth rating of 2,600 metres), three single drilling rigs (with a depth rating of 1,400 metres), drill pipe and spare parts. Additional details concerning the effect of the Arrow Acquisition on the operating results of the Trust are included in the AIF incorporated by reference herein.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2003 and as at August 31, 2004, both before and after giving effect to this Offering and the Jade Acquisition:

	Outstanding as at December 31, 2003	Outstanding as at August 31, 2004	Outstanding as at August 31, 2004 after giving effect to this Offering and the Jade Acquisition (1)(2)
Long term debt (3)	$42,209,522	$51,092,905	$55,505,402
Unitholders' capital	$79,093,121 (27,949,881 Trust Units)	$135,566,633 (35,698,208 Trust Units)	$218,779,134 (45,084,572 Trust Units)
Exchangeable Shares, Initial Series (4)	Nil	$18,000,000 (2,307,692 Exchangeable Shares, Initial Series)	$18,000,000 (2,307,692 Exchangeable Shares, Initial Series)
Series B Exchangeable Shares (5)	Nil	$12,800,000 (1,641,026 Series B Exchangeable Shares)	$12,800,000 (1,641,026 Series B Exchangeable Shares)

Notes:

(1) Based on the issuance of 8,449,198 Trust Units (exclusive of the Trust Units issued in connection with the Jade Acquisition) for an aggregate of $79,000,001, less the Underwriters' fee of $3,950,000 and expenses of this Offering estimated to be $600,000, resulting in net proceeds from this Offering estimated to be $74,450,001. If the Option is exercised in full, the Trust will issue 8,719,198 Trust Units (exclusive of the Trust Units issued in connection with the Jade Acquisition) for an aggregate of $81,524,501, less the Underwriters' fee of $4,076,225 and expenses of this Offering estimated to be $600,000, resulting in estimated net proceeds from this Offering of $76,848,276. See "Plan of Distribution".

(2) As at August 31, 2004, 196,171 stock options of Trinidad were outstanding, exercisable at prices ranging from $1.58 to $2.25 per Trust Unit and expiring at various dates to May 24, 2007. As at August 31, 2004, 2,861,181 rights of Trinidad were outstanding, exercisable at prices ranging from $2.78 to $8.45 per Trust Unit and expiring at various dates to August 20, 2009.

(3) GE Canada Equipment Financing G.P. and Deutsche Bank AG (the "**Lenders**") has provided Trinidad with credit facilities pursuant to a loan agreement dated effective December 24, 2002, as amended by an amending agreement dated July 15, 2003, a second amending agreement dated February 20, 2004, and a third amending agreement dated September 20, 2004 (collectively, the "**Loan Agreement**"). The credit facilities consist of a $100,000,000 extendible non-revolving term credit facility of which Trinidad had drawn approximately $41,416,934 million as at September 20, 2004. Interest under the Loan Agreement is incurred based on the reference bankers' acceptance

rate plus a prescribed margin. The Trust has subordinated any debt owed to it by Trinidad to debt owed by Trinidad to the Lenders. The Loan Agreement is secured by a security agreement (the "**Security Agreement**") wherein Trinidad has granted to the Lenders a security interest over all of its present and after-acquired personal property. Trinidad also has a $25,000,000 revolving, extendible, operating credit facility (the "**Operating Credit Facility**") dated effective October 15, 2003, with a Canadian chartered bank (the "**Operating Lender**") which is secured by a security interest over all of Trinidad's present and after-acquired personal property. The Trust has subordinated any debt owed to it by Trinidad to the debt owed by Trinidad to the Operating Lender. Priority matters between the Lenders and the Operating Lender are governed by a priorities agreement dated October 15, 2003, as amended and restated September 29, 2004, between the Lenders, the Operating Lender and Trinidad, wherein the Operating Lender receives first priority against Trinidad's accounts receivable and the Lenders receive first priority against all other personal property of Trinidad.

(4) The Exchangeable Shares, Initial Series were issued in connection with the Arrow Acquisition. The Exchangeable Shares, Initial Series are exchangeable for Trust Units on the basis of 1.04249 Trust Units for each Exchangeable Share, Initial Series (as at August 31, 2004). The exchange ratio with respect to the Exchangeable Shares, Initial Series increases upon payment by the Trust of distributions on the Trust Units in lieu of a cash payment to holders of Exchangeable Shares, Initial Series. See "General Description of Capital Structure – Description of Exchangeable Shares" in the AIF, with the exception that the right of redemption associated with a "Trinidad Drilling Control Transaction" (as that term is described in the AIF) has been moved from the shareholder agreement entered into in connection with the Arrow Acquisition to the Exchangeable Share, Initial Series provisions. There is currently one special voting unit in respect of the Exchangeable Shares, Initial Series outstanding, initially representing, in aggregate, a maximum of 2,307,692 votes at meetings of Unitholders, subject to proportionate reduction upon exchange of the Exchangeable Shares, Initial Series. See "General Description of Capital Structure – Description of Exchangeable Shares – Voting and Exchange Trust Agreement" in the AIF.

(5) The Series B Exchangeable Shares were issued in connection with the Wilson Acquisition. The Series B Exchangeable Shares are exchangeable for Trust Units on the basis of 1.01431 Trust Units for each Series B Exchangeable Share (as at August 31, 2004). The exchange ratio with respect to the Series B Exchangeable Shares increases upon payment by the Trust of distributions on the Trust Units in lieu of a cash payment to holders of Series B Exchangeable Shares. There is currently one special voting unit in respect of the Series B Exchangeable Shares, initially representing, in aggregate, a maximum of 1,641,026 votes at meetings of the Unitholders, subject to proportionate reduction upon exchange of the Series B Exchangeable Shares. The Series B Exchangeable Shares have substantially the same attributes as the Exchangeable Shares, Initial Series, other than the current exchange ratio.

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The currently outstanding Trust Units are listed for trading on the TSX under the symbol "TDG.UN". The following table sets forth the high and low prices and trading volumes for the Trust Units for the periods indicated as reported by the TSX:

	Price Range ($)		
Period	**High**	**Low**	**Trading Volume**
2002			
First Quarter	1.85	1.10	381,189
Second Quarter	1.80	1.21	431,601
Third Quarter[1]	1.46	1.74	1,261,703
Fourth Quarter	2.20	1.65	622,526
2003			
First Quarter	3.00	2.01	1,242,504
Second Quarter	3.93	2.55	4,076,262
Third Quarter	5.25	3.71	4,480,989
Fourth Quarter	6.99	4.60	4,549,897
2004			
First Quarter	8.90	6.47	8,095,366
Second Quarter	8.44	7.05	4,846,721
Third Quarter	9.38	7.44	8,774,931
October 1 – November 1	9.95	8.99	2,369,453

Note:

(1) On September 17, 2002, the Arrangement was completed, the common shares of Trinidad were delisted from the TSX and the Trust Units were listed on the TSX.

On November 1, 2004, the closing price of the Trust Units on the TSX was $9.38.

USE OF PROCEEDS

The estimated net proceeds received by the Trust, after deducting the estimated expenses of this Offering of $600,000 and the Underwriters' fee of $3,950,000, will be $74,450,001, and if the Option is exercised in full, the estimated net proceeds of this Offering after deducting the estimated expenses of this Offering of $600,000 and the Underwriters' fee of $4,076,225, will be $76,848,276.

Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Jade Acquisition, other than the payment of the Cash Portion of the Purchase Price in respect thereof. In the event this Offering is not completed, the Jade Acquisition will not be completed. See "Recent Developments - Acquisition of Assets of the Jade Group".

The net proceeds of this Offering will be used by the Trust to subscribe for additional Notes. Trinidad will use these subscription funds, along with funds to be to be drawn down under the Loan Agreement, if necessary, to finance the Cash Portion of the Purchase Price of the Jade Acquisition. See "Recent Developments – Acquisition of Assets of the Jade Group", "Relationship Between the Trust and a Certain Underwriter" and "Consolidated Capitalization".

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement (the "**Underwriting Agreement**") dated as of October 21, 2004, among the Trust, Trinidad and the Underwriters, the Trust has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Trust, as principals, on November 10, 2004, or on such later date as may be agreed upon by the parties (the "**Closing Date**"), but in any event not later than November 15, 2004, a total of 8,449,198 Trust Units at a price of $9.35 per Trust Unit for total consideration of $79,000,001 payable to the Trust against delivery of the Trust Units. Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Jade Acquisition, other than the payment of the Purchase Price in respect thereof. In the event this Offering is not completed, the Jade Acquisition will not be completed. See "Recent Developments – Acquisition of Assets of the Jade Group" and "Use of Proceeds". In connection with this Offering, the Trust will pay the Underwriters a fee of $0.4675 per Trust Unit for an aggregate fee of $3,950,000. The price of the Trust Units offered hereunder was determined by negotiation between Trinidad, on behalf of the Trust, and Raymond James Ltd. on behalf of itself and the other Underwriters.

The Trust has granted the Underwriters the Option, which is exercisable in whole or in part, at any time until 9:00 a.m. (Calgary time) on the day preceding the Closing Date. The Trust Units issuable upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Offering, the Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of this Offering) will be $81,524,501, $4,076,225 and $77,448,276 respectively.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Under the terms of the Underwriting Agreement, the obligations of the Underwriters are several and not joint and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all the Trust Units offered by this short form prospectus (not including the Trust Units issuable upon exercise of the Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. The Trust and Trinidad have agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities.

The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before February 4, 2005.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Trust Units. The Trust has been advised by the Underwriters that, in connection with this Offering, subject to the foregoing and applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed not to issue any additional Trust Units or financial instruments convertible or exchangeable into Trust Units or agree to become bound to do so, or disclose to the public any intention to do so for a period

ending 90 days following the Closing Date without the prior consent of Raymond James Ltd., such consent not to be unreasonably withheld. This restriction will not apply to any director, management or employee Trust Unit ownership plan established by the Trust, the Trust Units issuable to the Jade Group forming part of the Purchase Price, nor will it apply to any Exchangeable Shares or the Trust Units underlying any such Exchangeable Shares.

The Trust Units have not been and will not be registered under the U.S. Securities Act or any state securities laws, and, accordingly, may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

In addition, until 40 days after the commencement of this Offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

DESCRIPTION OF TRUST UNITS AND OTHER SECURITIES

The authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of special voting units. As at August 31, 2004, there were 35,698,208 Trust Units and two special voting units issued and outstanding. In addition, as at August 31, 2004, 2,307,692 Exchangeable Shares, Initial Series and 1,641,026 Series B Exchangeable Shares are issued and outstanding.

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The foregoing is a summary of certain provisions of the Trust Indenture. For a more comprehensive summary of the terms of the Trust Indenture, please refer to "General Development of the Trust - The Trust Indenture" as contained in the AIF. A complete copy of the Trust Indenture may be viewed at the offices of Trinidad or obtained from the Corporate Secretary of Trinidad.

The Trust Units do not represent an investment in a corporation and should not be viewed by investors as "shares" in either Trinidad or the Trust. As holders of Trust Units, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Trinidad and the ability of Trinidad to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

For additional information in respect of the Trust Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Trust Units, meetings of Unitholders, and amendments to the Trust Indenture, see "General Development of the Trust – the Trust Indenture" on pages 5 through 13, inclusive, of the AIF. For additional information regarding the provisions of the Exchangeable Shares, Initial Series, see "General Description of Capital Structure" in the AIF. The Series B Exchangeable Shares are substantially similar to the Exchangeable Shares, Initial Series, other than the current exchange ratio.

DISTRIBUTION POLICY

It is currently anticipated that the only income to be received by the Trust will be from: (i) the interest received on the principal amount of Notes; and (ii) the dividends received from the common shares of Trinidad. The Trust expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and

dividends, if any, received on the common shares of Trinidad, after expenses, if any, and any cash redemptions of Trust Units.

Based on current business conditions, the board of directors of Trinidad has set the distributions from the Trust at approximately $0.72 per Trust Unit annually or $0.06 per Trust Unit per month. The intention of the board of directors of Trinidad is to provide stable monthly distributions based on anticipated annual cash flow of the Trust; however, the actual amount of distributions paid by the Trust will be subject to review by the board of directors of Trinidad, taking into account the prevailing financial and market circumstances of the Trust at the relevant time.

The Trust paid or declared payable the following cash distributions to the Unitholders following completion of the Arrangement on September 17, 2002:

Payment Date	Amount Per Trust Unit
2002	
November 15	$0.03[1]
December 15	$0.0225
2003	
January 15	$0.0225
February 15	$0.03
March 15	$0.03
April 15	$0.03
May 15	$0.03
June 15	$0.035
July 15	$0.035
August 15	$0.035
September 15	$0.035
October 15	$0.035
November 15	$0.035
December 15	$0.045
2004	
January 15	$0.045
February 15	$0.045
March 15	$0.045
April 15	$0.055
May 15	$0.055
June 15	$0.055
July 15	$0.055
August 15	$0.06
September	$0.06
October 15	$0.06

Notes:
(1) Reflects the initial distribution period commencing on September 17, 2002, the date of the Arrangement, to October 31, 2002.

On October 18, 2004, the Trust announced a distribution of $0.06 per Trust Unit payable on November 15, 2004 to Unitholders of record on October 31, 2004. Purchasers of Trust Units pursuant to this Offering will not be eligible to receive the distribution payable on November 15, 2004. Subscribers who complete their purchase of Trust Units from the Underwriters under this Offering and continue to be the registered holders of such Trust Units on November 30, 2004 will be eligible to receive the distribution expected to be made on December 15, 2004.

The historical distribution payments described above may not be reflective of future distribution payments, which will be subject to review by the board of directors of Trinidad taking into account the prevailing market and financial circumstances of the Trust at the relevant time.

On December 10, 2002, the Trust announced the implementation of a Distribution Reinvestment Plan (the "**DRIP**"). Participants in the DRIP can elect to have the Trust reinvest their cash distributions into additional Trust Units. All Trust Units acquired pursuant to the DRIP are acquired through the facilities of the TSX; no treasury issuances are made. The DRIP is administered by Valiant Trust Company and the purchases through the facilities of the TSX are made by Raymond James Ltd.

RELATIONSHIP BETWEEN THE TRUST AND A CERTAIN UNDERWRITER

TD Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank which is the Operating Lender to Trinidad in respect of the Operating Credit Facility. See note 3 to the table under "Consolidated Capitalization" for a description of the Operating Credit Facility, including the security therefor. As a result, the Trust may be considered to be a connected issuer of this Underwriter under applicable Canadian securities laws. As of August 31, 2004, Trinidad had $8,650,000 outstanding indebtedness under the Operating Credit Facility. Trinidad is in compliance with all material terms of the agreements governing the Operating Credit Facility. Since the Operating Credit Facility was obtained by Trinidad, the financial position of the Trust and the value of the security under the Operating Credit Facility has improved.

The decision to distribute the Trust Units offered under this short form prospectus and the determination of the terms of the distribution were made through negotiations between Trinidad, on behalf of the Trust, and Raymond James Ltd. on behalf of itself and the other Underwriters. The Operating Lender did not have any involvement in such decision or determination but has been advised of this issuance and its terms. As a consequence of this Offering, TD Securities Inc. will receive its share of the Underwriter's fee.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Trust and Trinidad, and Macleod Dixon LLP, counsel to the Underwriters, provided that the Trust qualifies as a mutual fund trust within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**"): (i) the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("**Exempt Plans**"); and (ii) provided that the Trust complies with the investment restrictions in the Trust Indenture relating to the acquisition and holding of foreign property, the Trust Units will not be foreign property within the meaning of the Tax Act.

It is not certain whether the Trust would be a "business income trust" or whether the Trust Units would constitute "restricted investment property" as described in proposed amendments to the Tax Act announced by the Minister of Finance (Canada) in the Canadian Federal Budget presented in the House of Commons on March 23, 2004 (the "Budget"). Under that Budget proposal, certain investors, including registered pension funds or plans and pension corporations, but not Exempt Plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described in the Budget proposal. On May 18, 2004, the Minister of Finance (Canada) announced that this Budget proposal will be suspended pending further consultation and review. See "Certain Canadian Federal Income Tax Considerations".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP and Macleod Dixon LLP (collectively, "**Counsel**"), the following is a fair and adequate general summary of the principal Canadian federal income tax consequences applicable to purchasers of Trust Units issued hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada, will hold the Trust Units as capital property and deal at arm's length with the Trust, Trinidad and the Underwriters. This summary is not applicable to "specified financial institutions", "financial institutions" which are subject to the "mark-to-market" provisions of the Tax Act, or to persons to whom an interest in which would be a "tax shelter" or a "tax shelter investment", all as defined for the purposes of the Tax Act. Trust Units will generally be considered to be held as capital property unless the Unitholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to the Trust Units. Certain Unitholders other than traders or dealers in securities, whose Trust Units might not otherwise qualify as capital property, may, in certain circumstances, be entitled to so qualify their Trust Units by making the lifetime election relating to dispositions of Canadian securities. Holders interested in making this election should consult their tax advisors.

This summary is based upon the provisions of the Tax Act and the Income Tax Regulations (the "**Regulations**"), all specific proposals to amend the Tax Act and Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and Counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency. Except for the Proposed Amendments, this summary does not otherwise take into account proposed or possible changes in law whether by judicial or legislative action. This summary does not consider the income tax legislation of any of the provinces or territories of Canada, nor does it consider the income tax legislation of any foreign country.

A Budget proposal to impose a tax on a registered pension plan's investment in trust units above certain limits unless 90% or more of the fair market value of the particular trust's property is attributable to, *inter alia*, real property was suspended by the Minister of Finance (Canada) on May 18, 2004 pending further consultation and review. Prospective Unitholders that are registered pension plans should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

This summary is of a general nature only and is not intended to constitute income tax advice to any prospective purchasers of the Trust Units. The tax considerations for a specific holder will depend on such holder's particular circumstances and, therefore, prospective purchasers are urged to consult their own tax advisors as to their particular income tax situations.

Status of the Trust

Based on representations of Trinidad, the Trust currently qualifies as a "mutual fund trust" for the purposes of the Tax Act and this summary assumes that the Trust will continue to so qualify. Continued qualification requires certain conditions under the Tax Act be maintained on an ongoing basis. These include certain requirements with respect to the distribution of Trust Units and certain restrictions on its activities. Also, the Trust must not have been established or at any time be maintained primarily for the benefit of non-residents. Under the Proposed Amendments, commencing January 1, 2005 this last requirement will be changed to the requirement that not more than 50% (by value) of the outstanding Trust Units may at any time be owned by non-resident persons, partnerships other than "Canadian partnerships" (as defined in the Tax Act), or any combination thereof. Counsel is advised that Trinidad intends to ensure that these conditions will continue to be satisfied and the Trust will continue to so qualify, but if the Trust ceases to qualify, the income tax considerations associated with the Trust Units will be materially different than described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year all interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. Provided that appropriate designations are made by the Trust, all dividends from taxable Canadian corporations which would otherwise be included in its income will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will generally be entitled to deduct on an annual basis, reasonable administrative expenses incurred in its ongoing investment activities. The Trust will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Trust Units. The amount of such expenses deductible by the Trust in a taxation year is 20% of such issue expenses to the extent such expenses were not deductible in a previous taxation year. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. Under the Trust Indenture, an amount equal to all of the income of the Trust for each year, together with the taxable and non-taxable portion of any capital gains realized by the Trust in the year will be made payable by way of cash distributions to the Unitholders subject to the exceptions described below.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient available funds to distribute all of its income by way of cash distributions. In such circumstances, such income will be payable to Unitholders in the form of additional Trust Units ("**Reinvested Trust Units**").

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "**Capital Gains Refund**"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability for such taxation year as a result of the

distribution of assets of the Trust (the "**Investments**") or promissory notes issued by the Trust (the "**Redemption Notes**") upon the redemption of Trust Units.

For purposes of the Tax Act, Counsel is advised that the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders

Income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends from taxable Canadian corporations as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, *inter alia*, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will be reduced by such amount (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

The initial cost to a Unitholder of a Trust Unit issued hereunder will be equal to the aggregate of the subscription price of such Trust Unit and any reasonable costs of acquisition. Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have an initial cost equal to the amount of such income. The initial cost of each of these Trust Units will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder in order to determine the adjusted cost base of the Trust Units of such Unitholder.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding in the case of a redemption any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Investments are distributed and/or Redemption Notes are issued to the Unitholder, the proceeds of disposition will include the fair market value of such Investments and Redemption Notes. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

Under the Tax Act, one half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the taxation year of disposition as a taxable capital gain. Subject to the specific rules contained in the Tax Act, one half of any capital loss realized on the disposition of a Trust Unit must be deducted against any taxable capital gains realized by the Unitholder in the taxation year of disposition, and may be deducted against any taxable capital gains realized in the three preceding taxation years or any subsequent taxation year.

The adjusted cost base of an Investment or Redemption Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Investment or Redemption Note at the time of the distribution less, in the case of a Note or other indebtedness, any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note or other indebtedness (including interest that had accrued to the date of the acquisition of the Note or other indebtedness by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note or other indebtedness, an offsetting deduction will be available.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Trust Units.

RISK FACTORS

A prospective purchaser of the Trust Units should carefully consider the risk factors set forth under the heading "Risk Factors" in the AIF, as supplemented by the risk factors set out below.

Changes in Legislation

The Budget also contained several proposals relating specifically to the tax treatment of certain tax exempt holders of units of certain income trusts. After 2004, a penalty tax is proposed for certain Canadian tax exempt entities, such as registered pension funds, which hold excess amounts of units or debt of "business income trusts". Generally, the restrictions limit the aggregate amount of such holdings to 1% of the cost of all of the entity's property and limit the holdings of such entities (together with the entities with which they do not deal at arm's length) to 5% of the total fair market value of any class of units of a particular trust. These proposals do not apply to Exempt Plans. It is not clear for the purposes of these rules whether the Trust will be considered to be a "business income trust" to which these restrictions will apply. The Minister of Finance (Canada) announced on May 18, 2004 that this proposal would be suspended pending further consultation and review. There can be no assurance as to whether such suspension will be permanent or, alternatively, such restrictions on "business income trusts" will be applied as previously announced or in some modified form.

Risks Associated with the Jade Acquisition

Trinidad has agreed to acquire substantially all of the assets of the Jade Group through the Jade Acquisition to strengthen its position in the drilling services industry and to create the opportunity to realize certain benefits. Achieving the benefits of the Jade Acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Trinidad's ability to realize the anticipated growth opportunities and synergies from integrating the assets of the Jade Group into its existing operations.

PROMOTER

Trinidad has taken the initiative in creating the Trust and reorganizing Trinidad and accordingly may be considered to be a "promoter" of the Trust within the meaning of the securities legislation of certain provinces of Canada.

AUDITORS, REGISTRAR AND TRANSFER AGENT OF THE TRUST

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

The registrar and transfer agent for the Trust Units is Valiant Trust Company at its principal offices in Calgary, Alberta and its sub-agency office in Toronto, Ontario.

INTERESTS OF EXPERTS

Certain legal matters relating to the securities offered hereunder will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Trust and Macleod Dixon LLP on behalf of the Underwriters. As of the date of this short form prospectus, the partners and associates of these firms, each as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units of the Trust. Brock W. Gibson, a partner at Blake, Cassels & Graydon LLP, is the Corporate Secretary of Trinidad.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated November 2, 2004 relating to the issue and sale of 8,449,198 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2003 and 2002 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. Our report is dated March 16, 2004.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
November 2, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated November 2, 2004 relating to the issue and sale of 8,449,198 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the directors of Saturn Drilling Inc. ("**Saturn**") on the balance sheet of Saturn as at May 31, 2002 and the statements of earnings and retained earnings and cash flows for the year then ended. Our report is dated February 7, 2003.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
November 2, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust (the "**Trust**") dated November 2, 2004 relating to the issue and sale of 8,449,198 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Prospectus of our report to the directors of Wilson Drilling Ltd. on the consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and retained earnings and cash flows for the year ended December 31, 2003 and the eleven months ended December 31, 2002. Our report is dated March 19, 2004 (except as to note 13, which is as of July 16, 2004).

We also consent to the incorporation by reference in the Prospectus of our report to the shareholders of Arrow Drilling Inc. on the balance sheets as at June 30, 2003, 2002 and 2001 and the statements of income and retained earnings and cash flows for each of the years in the three-year period ended June 30, 2003. Our report is dated July 25, 2003.

(signed) Ernst & Young LLP
Chartered Accountants

Calgary, Alberta
November 2, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust ("the **Trust**") dated November 2, 2004 relating to the issue and sale of 8,449,198 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the directors of Bear Drilling Ltd. ("**Bear**") on the balance sheet of Bear as at April 30, 2003, 2002 and 2001 and the statements of income and retained earnings and cash flows for the years then ended. Our report is dated July 10, 2003.

(signed) Kingston Ross Pasnak LLP
Chartered Accountants

Edmonton, Alberta
November 2, 2004

We have read the short form prospectus of Trinidad Energy Services Income Trust ("the **Trust**") dated November 2, 2004 relating to the issue and sale of 8,449,198 Trust Units of the Trust (the "**Prospectus**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Prospectus of our report to the directors of Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. (the "**Jade Group**") on the combined balance sheets of the Jade Group as at May 31, 2004, 2003 and 2002 and the combined statements of earnings and retained earnings and cash flows for each of the years then ended. Our reports on the combined financial statements for May 31, 2004, May 31, 2003 and May 31, 2002 are dated September 15, 2004, May 28, 2004 and May 28, 2004 (except as to notes on property and equipment and subsequent events, which are as of November 2, 2004), respectively.

(signed) Meyers Norris Penny LLP
Chartered Accountants

Edmonton, Alberta
November 2, 2004

PRO FORMA FINANCIAL STATEMENTS

1. Pro forma consolidated financial statements of the Trust as at and for the six months ended June 30, 2004.

2. Pro forma consolidated financial statements of the Trust for the 12 months ended December 31, 2003.

Trinidad Energy Services Income Trust

Pro Forma Consolidated Financial Statements
(Unaudited)
June 30, 2004 and December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

November 2, 2004

Compilation Report

To the Trustee of Trinidad Energy Services Income Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Trinidad Energy Services Income Trust (the "Trust") as at June 30, 2004 and unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2004 and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Trinidad" to the unaudited consolidated financial statements of the Trust as at June 30, 2004 and for the six months then ended, and the audited consolidated financial statements of the Trust for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Saturn" to the unaudited financial statements of Saturn Drilling Inc. for the period from January 1, 2003 to April 9, 2003, and found them to be in agreement.

3. Compared the figures in the column captioned "Bear" to the unaudited financial statements of Bear Drilling Ltd. for the six months ended June 30, 2003, and found them to be in agreement.

4. Compared the figures in the columns captioned "Arrow" to the unaudited financial statements of Arrow Drilling Inc. for the period from January 1, 2004 to March 14, 2004 and the unaudited financial statements of Arrow Drilling Inc. for the year ended December 31, 2003, and found them to be in agreement.

5. Compared the figures in the columns captioned "Wilson" to the unaudited financial statements of Wilson Drilling Ltd. as at June 30, 2004 for the six months then ended and the audited financial statements of Wilson Drilling Ltd. for the year ended December 31, 2003, and found them to be in agreement.

6. Compared the figures in the columns captioned "Jade" to the unaudited combined financial statements of Jade Drilling Ltd. as at June 30, 2004 and for the six months then ended and the unaudited combined financial statements of Jade Drilling Ltd. for the year ended December 31, 2003 and found them to be in agreement.

7. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments; and
(b) whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the various Provinces of Canada (the "Acts").

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and
(b) stated that the pro forma consolidated statements comply as to form in all material respects with the Acts.

8. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Wilson" and "Jade" as at June 30, 2004 and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

10. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Arrow", "Wilson" and "Jade" for the six months ended June 30, 2004 and found the amounts in the column captioned "Trinidad, Arrow, Wilson and Jade" to be arithmetically correct.

11. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Saturn", "Bear", "Arrow", "Wilson" and "Jade" for the year ended December 31, 2003 and found the amounts in the column captioned "Trinidad, Bear, Saturn, Arrow, Wilson and Jade" to be arithmetically correct.

Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Trinidad Energy Services Income Trust

Pro Forma Consolidated Balance Sheet

(Unaudited)

As at June 30, 2004

(in thousands of dollars)

	Trinidad June 30, 2004 $	Jade June 30, 2004 $	Wilson June 30, 2004 $	Pro forma adjustments $	Notes	Pro forma June 30, 2004 $
Assets						
Current assets						
Cash (bank overdraft)	(314)	7,053	(932)	(1,872)	2(f)	3,935
Accounts receivable	17,711	5,473	3,964	(9,437)		17,711
Prepaid expenses	1,170	444	97	(541)		1,170
	18,567	12,970	3,129	(11,850)		22,816
Capital assets						
Fixed assets	163,201	25,284	18,955	75,386	2(f)(g)	283,220
Deposit on capital assets	7,576	-	-	-		7,576
Other assets	-	141	628	(769)		-
Goodwill	6,192	-	-	3,614		9,806
Deferred finance account	770	-	-	-		770
	196,306	38,395	22,712	66,381		324,188
Liabilities						
Current liabilities						
Accounts payable	11,360	12,732	6,545	(19,277)		11,360
Accrued trust distributions	1,779	-	-	-		1,779
Shareholder loan - current	-	1,300	5,369	(6,669)		-
Current portion of long-term debt	10,599	1,171	6,243	(3,002)		15,011
	23,738	15,203	18,157	(28,948)		28,150
Long-term debt	31,837	-	1,851	(1,851)		31,837
Shareholder loan	-	13,204	-	(13,204)		-
Preferred shares	-	973	-	(973)		-
Future income taxes	11,094	3,300	1,463	(1,149)	2(g)	14,708
	66,669	32,680	21,471	(46,125)		74,695
Unitholders' Equity						
Unitholders' capital	110,938	277	1	106,384	2(f)(g)	217,994
Exchangeable shares	18,000	-	-	12,800	2(g)	30,800
Contributed Surplus	4,702	-	-	-		4,702
Accumulated trust distributions	(18,531)	-	-	-		(18,531)
Accumulated earnings	14,528	5,438	1,240	(6,678)		14,528
	129,637	5,715	1,241	112,506		249,493
	196,306	38,395	22,712	66,381		324,188

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings

(Unaudited)

For the period ended December 31, 2003

(in thousands of dollars)

	Trinidad Twelve months ended December 31, 2003 $	Saturn January 1 - April 9, 2003 $	Bear January 1 - June 30, 2003 $	Arrow Twelve months ended December 31, 2003 $	Wilson Twelve months ended December 31, 2003 $	Jade Twelve months ended December 31, 2003 $	Pro forma adjustments $	Notes	Trinidad, Bear, Saturn, Arrow Wilson and Jade Twelve month Pro forma $
Revenue									
Operating	62,338	3,759	12,624	28,086	11,580	45,960	870	2(i)	165,217
Expenses									
Operating	38,498	1,842	7,400	19,086	6,609	30,541	600	2(i)	104,576
Operating margin	23,840	1,917	5,224	9,000	4,971	15,419	270		60,641
General and administration	5,502	150	309	1,408	643	3,113	39	2(i)	11,164
Unit based compensation	3,427	-	-	-	-	-	-		3,427
Loss on investments	-	-	-	-	1,969	-	(1,969)	2(b)	-
Management bonuses	-	-	709	4,000	-	8,167	(12,876)	2(a)	-
Depreciation and amortization	5,825	231	1,419	1,362	1,814	3,093	3,931	2(c)	17,675
(Gain) loss on disposal of assets	-	(8)	11	(25)	39	(154)	-		(137)
Interest expense (income)	2,265	(6)	445	(17)	673	-	(163)	2(d)	3,197
Income (loss) before taxes	6,821	1,550	2,331	2,272	(167)	1,200	11,308		25,315
Income taxes									
Current income taxes	336	571	604	898	667	-	(2,315)	2(e)	761
Future income taxes	1,886	(3)	260	6	(17)	450	7,142	2(e)	9,724
	2,222	568	864	904	650	450	4,827		10,485
Net income	4,599	982	1,467	1,368	(817)	750	6,481		14,830

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings
(Unaudited)

For the six month period ended June 30, 2004

(in thousands of dollars)

	Trinidad six months ended June 30, 2004 $	Arrow January 1 - March 14, 2004 $	Wilson six months ended June 30, 2004 $	Jade six months ended June 30, 2004 $	Pro forma Adjustment $	Notes	Trinidad, Arrow Wilson and Jade six months Pro forma $
Revenue							
Operating	49,338	8,352	6,203	23,153	-		87,046
Expenses							
Operating	31,230	4,103	4,267	16,184	-		55,784
Operating margin	18,108	4,249	1,936	6,969	-		31,262
General and administration	4,640	1,256	630	2,236	211	2(g)	8,973
Unit based compensation	2,253	-	-	-	-		2,253
Depreciation and amortization	5,401	283	968	1,843	793	2(c)	9,288
Management bonuses	-	-	-	2,913	(2,913)	2(a)	-
(Gain) loss on disposal of assets	-	(5)	38	(222)	-		(390)
Interest expense (income)	1,420	(10)	401	(201)	(264)	2(d)	1,547
Income (loss) before taxes	4,394	2,725	(101)	(400)	2,173		9,591
Income taxes							
Current income taxes	212	974	(35)	-	(780)	2(e)	371
Future income taxes	(147)	(40)	(65)	140	1,685	2(e)	1,573
	65	934	(100)	140	905		1,944
Net income (loss)	4,329	1,791	(1)	260	1,268		7,647

(in thousands of dollars)

1 Basis of presentation

The accompanying unaudited pro forma consolidated financial statements (the "pro forma statements") have been prepared to reflect the acquisitions of certain assets of Jade Drilling Ltd. ("Jade"), certain assets of Wilson Drilling Ltd. ("Wilson"), certain assets of Arrow Drilling Inc. ("Arrow"), certain assets of Bear Drilling Ltd. ("Bear") and certain assets of Saturn Drilling Inc. ("Saturn"). The June 30, 2004 unaudited pro forma consolidated financial statements have been prepared based upon the unaudited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad") as at and for the six months ended June 30, 2004, the unaudited financial statements of Arrow for the period January 1 to March 14, 2004, the unaudited financial statements of Wilson as at and for the six months ended June 30, 2004 and the unaudited combined financial statements of Jade as at and for the six months ended June 30, 2004. The December 31, 2003 unaudited pro forma consolidated statement of earnings have been prepared based upon the audited consolidated financial statements of Trinidad for the year ended December 31, 2003, the unaudited financial statements of Saturn for the period January 1, 2003 to April 9, 2003; the unaudited financial statements of Bear for the period January 1, 2003 to June 30, 2003, the unaudited financial statements of Arrow for the year ended December 31, 2003, the audited financial statements of Wilson for the year ended December 31, 2003 and the unaudited combined financial statements of Jade for the year ended December 31, 2003.

The pro forma statements have been prepared by management. The unaudited pro forma consolidated balance sheet has been prepared to give effect to the acquisition of certain assets of Jade and Wilson as described in Note 2 as if they had occurred on June 30, 2004. The unaudited pro forma consolidated statements of earnings have been prepared to give effect to the acquisitions described in Note 2 as if they had occurred on January 1, 2003. The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma statements are consistent with those used in the audited consolidated financial statements of Trinidad for the year ended December 31, 2003.

The pro forma statements should be read in conjunction with the historical consolidated financial statements and the notes attached thereto, of Trinidad for the year ended December 31, 2003. In the opinion of management, the pro forma statements include all necessary adjustments to give effect to the acquisitions described in Note 2.

Trinidad Energy Services Income Trust is an unincorporated entity established under the laws of the Province of Alberta and created pursuant to a Trust Indenture dated August 1, 2002.

(in thousands of dollars)

2 Pro forma assumptions and adjustments

The pro forma statements give effect to the following assumptions and adjustments:

a) Bonus expense has decreased as described in the table below to eliminate management bonuses.

	June 30, 2004 $	December 31, 2003 $
Jade	(2,913)	(8,167)
Bear	-	(709)
Arrow	-	(4,000)
	(8,569)	(4,709)

b) Loss on investments has decreased as described in the table below to eliminate losses incurred by subsidiaries held by Wilson that have not been purchased with this acquisition.

	June 30, 2004 $	December 31, 2003 $
Wilson	-	(1,969)
	-	(1,969)

c) Depreciation and amortization expense has changed as described in the table below as a result of changing Saturn's, Bear's, Arrow's, Wilson's, and Jade's depreciation rates to a unit-of-production depreciation rate in accordance with Trinidad's capital asset accounting policy and the increase reflected in the acquisition cost.

	June 30, 2004 $	December 31, 2003 $
Jade	315	1,959
Wilson	80	447
Arrow	398	1,377
Saturn	-	164
Bear	-	(16)
	793	3,931

(in thousands of dollars)

d) At June 30, 2004 Trinidad's credit facility was a $65.0 million non-reducing term facility held by G.E. Capital. Trinidad has an incremental draw down of approximately $5.9 million used toward the funding of the Saturn acquisition. Trinidad has an incremental draw down of approximately $16.5 million used toward the funding of the Bear acquisition. Trinidad has an incremental draw down of approximately $4.4 million used toward the funding of the Jade acquisition. Interest expense has been increased or reduced as follows to reflect the increase or decrease in debt as if it had been incurred on January 1, 2003.

	June 30, 2004 $	December 31, 2003 $
Increase in interest expense relating to Saturn acquisition	-	104
Increase in interest expense relating to Bear acquisition	-	134
Increase in interest expense relating to Arrow acquisition	10	17
Decrease in interest expense relating to Wilson acquisition	(401)	(673)
Increase in interest expense relating to Jade acquisition	127	255
	(264)	(163)

e) Current income tax expenses have been effected as follows:

	June 30, 2004 $	December 31, 2003 $
Saturn		
Increase in large corporation tax relating to Saturn acquisition	-	10
(Decrease) in current income tax due to trust structure	-	(571)
	-	(561)
Bear		
Increase in large corporation tax relating to Bear acquisition	-	47
(Decrease) in current income tax due to trust structure	-	(604)
	-	(557)
Arrow		
Increase in large corporation tax relating to Arrow acquisition	25	101
(Decrease) in current income tax due to trust structure	(974)	(898)
	(949)	(797)
Wilson		
Increase in large corporation tax relating to Wilson acquisition	36	72
(Decrease) Increase in current income tax due to trust structure	35	(667)
	71	(595)
Jade		
Increase in large corporation tax relating to Jade acquisition	98	195
(Decrease) in current income tax due to trust structure	-	-
	98	195
	(780)	(2,315)

(in thousands of dollars)

Incremental cash taxes which would otherwise be payable as a result of pro forma adjustments to income are assumed to be eliminated through incremental tax claims and tax deductible distributions to unitholders.

Future income tax expense has been adjusted, at the statutory tax rate, for the tax effect on pro forma adjustments to income as follows:

	June 30, 2004 $	December 31, 2003 $
Jade	848	2,580
Wilson	3	1,422
Arrow	834	1,794
Saturn	-	473
Bear	-	873
	1,685	7,142

f) Jade's purchase price allocation has been determined as follows:

	$
Fixed Assets	87,625
Financed as follows:	
New equity raised, net of issue costs	74,450
Trust units issued to vendor	8,763
Debt financing	4,412
	87,625

This offering is anticipated to close on November 10, 2004 with Trinidad purchasing certain fixed assets of Jade. The purchase price will be paid with $78.9 million in cash and the balance will be paid through the issuance of 937,166 trust units worth $8.76 million. The offering is for 8,449,198 trust units priced at $9.35 per unit.

g) Wilson's purchase price allocation has been determined as follows:

	$
Fixed Assets	32,000
Goodwill	3,614
Future income tax	(3,614)
	32,000
Financed as follows:	
New equity raised, net of issue costs	19,200
Exchangeable shares	12,800
	32,000

(in thousands of dollars)

On July 27, 2004 Trinidad purchased certain fixed assets of Wilson. This offering was priced at $7.80 per unit. The major shareholders of Wilson took equity of 40% of the purchase price in exchangeable shares.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are not eligible for distributions.

An additional $4.25 million of cash was raised through the financing and has been added to working capital.

Pro forma adjustments eliminated general and administrative expense of $211,000 from a subsidiary that was not part of the asset purchase.

h) Arrow's purchase price allocation has been determined as follows:

	$
Fixed Assets	44,438
Goodwill	6,192
Future income tax	(6,192)
	44,438
Financed as follows:	
New equity raised, net of issue costs	26,438
Exchangeable shares	18,000
	44,438

On March 15, 2004 Trinidad purchased certain fixed assets of Arrow.

i) Bear's purchase price allocation has been determined as follows:

	$
Fixed Assets	41,000
Financed as follows:	
New equity raised from private placement, net of issue costs	24,454
Debt financing	16,546
	41,000

Pro forma adjustments include results of operations of Bear for the period July 1, 2003 to July 15, 2003, including revenue of $870,000, operating expenses of $600,000 and general and administrative expense of $39,000. On July 15, 2003 Trinidad purchased certain fixed assets of Bear.

(in thousands of dollars)

j) Saturn's purchase price allocation has been determined as follows:

	$
Fixed Assets	16,650
Financed as follows:	
New equity raised, net of issue costs	10,860
Debt financing	5,790
	16,650

On April 9, 2003 Trinidad purchased certain fixed assets of Saturn.

3 Pro forma funds from operations

Pro forma funds from operations are as follows for the six months ended June 30, 2004 and the twelve months ended December 31, 2003.

	June 30, 2004 $	December 31, 2003 $
Net income for the period:	7,647	14,830
Add (Deduct) non-cash items		
Depreciation and amortization	9,288	17,675
Future income taxes	1,573	9,724
Unit based compensation	2,253	3,427
Loss (gain) on disposal of assets	(390)	(137)
Funds from operations	20,371	45,519

Trinidad uses funds from operations for distributions to unitholders, growth capital expenditures and debt repayment.

Readers are cautioned that funds from operations does not have a standardized meaning prescribed by GAAP; however, Trinidad calculates funds from operations on a consistent basis for each reporting period. The pro forma information is not a projection of future results. The actual results of operations of Trinidad for any period will vary from the amounts set forth in the following analysis, and such variation may be material.

4 Weighted average pro forma trust units outstanding

Weighted average pro forma trust units outstanding have been calculated using Trinidad units outstanding as at June 30, 2004 and at December 31, 2003, plus the additional trust units issued in connection with the purchases of Saturn, Bear, Arrow, Wilson, and Jade.

For purposes of the pro forma statements, the trust units outstanding are as follows:

(in thousands of dollars)

	June 30, 2004	December 31, 2003
Trust units outstanding beginning– Trinidad	27,949,881	10,558,474
Weighted average trust units issued during the period	140,623	816,508
Trust units issued in connection with the Saturn acquisition	-	4,615,385
Trust units issued in connection with the Bear acquisition, through private placement	-	7,222,222
Trust units issued in connection with the Arrow acquisition	4,096,154	4,096,154
Trust units issued in connection with the Wilson acquisition	3,298,707	3,298,707
Trust units issued in connection with the Jade acquisition	9,386,364	9,386,364
Pro forma basic trust units outstanding	44,871,729	39,993,814

5 Pro forma exchangeable shares

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time Trinidad makes a distribution to its unitholders. The exchangeable shares are not eligible for distributions.

	June 30, 2004	December 31, 2003
Exchangeable shares, initial series, issued for Arrow	2,307,692	2,307,692
Exchangeable shares, series B, issued for Wilson	1,641,026	1,641,026
	3,948,718	3,948,718

6 Pro forma net income per trust unit

Pro forma net income per trust unit is as follows:

	June 30, 2004	December 31, 2003
Basic (1)	.16	.34
Diluted (2)	.15	.34

(1) Basic per unit calculations are based on the weighted average number of pro forma trust units outstanding as at June 30, 2004 of 48,820,447 (December 31, 2003 – 43,942,532) which includes pro forma exchangeable shares.

(2) Diluted calculations include 850,433 additional trust units as at June 30, 2004 (December 31, 2003 - 275,758) for the dilutive impact of employee and directors rights and options using the treasury method.

JADE GROUP FINANCIAL STATEMENTS

1. Audited financial statements of the Jade Group as at and for the years ended May 31, 2004, 2003 and 2002.

2. Unaudited financial statements of the Jade Group as at and for the three months ended August 31, 2004.

Jade Group of Companies
Combined Financial Statements
May 31, 2004

To the Directors of Jade Group of Companies:

We have audited the combined balance sheet of Jade Group of Companies (the "Company") as at May 31, 2004 and the combined statements of earnings and retained earnings, cash flows and related schedules for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated September 15, 2004 has been withdrawn, as described in note 2.

Meyers Norris Penny LLP

Edmonton, Alberta

September 15, 2004
(Except as to notes 2 and 16, which are as of November 2, 2004)

Chartered Accountants

	2004	*2003*
Assets		
Current		
Cash and cash equivalents *(Note 3)*	**8,802,614**	2,775,860
Term deposits	**130,968**	127,224
Accounts receivable	**4,833,740**	4,586,213
Prepaid expenses and deposits	**466,585**	352,657
	14,233,907	7,841,954
Investments (market value $154,800; 2003 - $41,700)	**44,001**	44,001
Property and equipment *(Note 4)*	**25,081,166**	23,699,603
Cash surrender value of life insurance	**97,089**	71,131
	39,456,163	31,656,689

Continued on next page

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2004

	2004	*2003*
Liabilities		
Current		
Accounts payable and accruals	**5,015,444**	2,560,778
Income taxes payable	**11,814**	25,378
Employee profit sharing plan payable	**8,559,000**	-
Bonuses payable	**19,000**	2,616,000
Current portion of long-term debt *(Note 5)*	**1,141,380**	1,941,138
Current portion of promissory note due on demand	**-**	34,681
Current portion of payable to shareholders *(Note 6)*	**1,300,000**	646,000
	16,046,638	7,823,975
Term loans due on demand *(Note 5)*	**82,808**	1,220,964
	16,129,446	9,044,939
Long-term debt *(Note 5)*	**40,577**	-
Payable to shareholders *(Note 6)*	**12,910,250**	12,947,260
Deferred revenue *(Note 7)*	**309,032**	591,900
Advances from affiliate *(Note 8)*	**443,000**	443,000
Future income taxes *(Note 11)*	**3,281,775**	2,873,886
Preferred shares *(Note 9)*	**973,000**	973,000
	34,087,080	26,873,985
Shareholders' Equity		
Share capital *(Note 10)*	**277,198**	277,198
Retained earnings	**5,091,885**	4,505,506
	5,369,083	4,782,704
	39,456,163	31,656,689

Approved by the directors

(signed)
Brian Banks

(signed)
Craig Banks

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Earnings and Retained Earnings
For the year ended May 31, 2004

	2004	2003
Rig and camp revenue	**48,379,727**	37,219,583
Rig and camp expenses *(Schedule 1)*	**35,615,498**	30,818,360
Gross margin	**12,764,229**	6,401,223
Gross margin as a percentage of rig and camp revenue	*26.4 %*	*17.2 %*
General and administrative expenses *(Schedule 2)*	**3,621,267**	2,894,618
Earnings from operations	**9,142,962**	3,506,605
Other income (expense)		
Dividend expense on liability preferred shares	**-**	(2,768)
Interest	**46,888**	49,299
Foreign exchange loss	**(23,853)**	-
Management bonuses	**(38,000)**	(2,636,100)
Employee profit sharing plan	**(8,559,000)**	-
Other income	**238,948**	235,281
Gain on disposal of property and equipment	**221,922**	333,707
	(8,113,095)	(2,020,581)
Earnings before income taxes	**1,029,867**	1,486,024
Provision for income taxes *(Note 11)*		
Current	**20,483**	43,857
Future	**407,889**	541,189
	428,372	585,046
Net earnings	**601,495**	900,978
Retained earnings, beginning of year	**4,505,506**	3,604,528
Refundable income taxes paid	**(15,116)**	-
Retained earnings, end of year	**5,091,885**	4,505,506

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Cash Flows
For the year ended May 31, 2004

	2004	*2003*
Cash provided by (used for) the following		
Operating activities		
Cash received from customers	**48,088,277**	36,022,213
Cash paid to suppliers	**(15,924,398)**	(16,509,892)
Cash paid to employees	**(20,382,056)**	(20,770,258)
Interest received	**46,888**	49,299
Dividend paid on preferred shares	**-**	(2,768)
Interest paid	**(101,616)**	(258,301)
Income taxes paid	**(49,163)**	(64,355)
	11,677,932	(1,534,062)
Financing activities		
Repayment of term loans due on demand	**(1,808,058)**	(1,691,814)
Advances of long-term debt	**54,118**	306,833
Repayment of long-term debt	**(143,397)**	(163,436)
Repayment of promissory note due on demand	**(34,681)**	(64,595)
Advances from shareholders	**1,499,793**	3,870,217
Repayment of advances from shareholders	**(882,803)**	(398,000)
	(1,315,028)	1,859,205
Investing activities		
Purchases of property and equipment	**(4,609,002)**	(2,711,076)
Proceeds on disposal of property and equipment	**302,554**	358,214
Investment in term deposits	**(3,744)**	-
Net redemption of term deposits	**-**	2,274,674
Increase in cash surrender value of life insurance	**(25,958)**	(32,983)
	(4,336,150)	(111,171)
Increase in cash resources	**6,026,754**	213,972
Cash resources, beginning of year	**2,775,860**	2,561,888
Cash resources, end of year *(Note 3)*	**8,802,614**	2,775,860

The accompanying notes are an integral part of these financial statements

1. Nature of operations

Jade Group of Companies (the "Company") consists of Jade Drilling Inc., J.S.E. Holdings Ltd., and 285558 Alberta Ltd. The Company's primary business is the drilling of oil and gas wells and the rental of camp units in Western Canada.

The combined financial statements include the accounts of the above entities which are controlled, directly or indirectly, through common ownership.

2. Accounting policies

The combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash and cash equivalents

Cash resources include cash and marketable securities with terms to maturity of three months or less.

Term deposits

Term deposits have a maturity of greater than three months and are recorded at the lower of cost and market value.

Investments

Long-term investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. Drilling rigs have an estimated salvage value of $400,000.

	Method	Rate
Buildings	straight-line	2.5 %
Automotive equipment	declining balance	30 %
Computer equipment	declining balance	20 %
Drilling rigs and equipment	declining balance & straight-line	10-20 %
Other equipment	declining balance	20 %
Camp units	declining balance & straight-line	10-30 %

In the year property and equipment are acquired and put into use, amortization is taken at one-half of the above rates. No amortization is recorded in the year of disposal.

In the year of disposal, the book value of disposed assets is not removed from property and equipment where the book value cannot readily be determined. In the auditors' report originally issued on September 15, 2004, this policy was identified as not in accordance with Canadian generally accepted accounting principles. The effect of this policy has now been quantified and has no material impact on the combined financial statements.

2. Accounting policies *(Continued from previous page)*

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Rig revenue is accounted for under the percentage of completion method prorated on operating days. When a loss on a contract can be reasonably estimated, the estimated amount of the loss is charged to income for the year.

Contract revenue for rental contracts are deferred over the term of the contract. Revenue is realized based on the number of days the related rig is in operation in the year, over the total number of days the rig is contracted.

Measurement uncertainty (use of estimates)

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Amortization is based on management's estimate of the useful lives of property and equipment. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where necessary.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Segmented information

Management regards the current activities of the Company as all being conducted in one operating segment, that being services to the oil and gas industry. All activities and property and equipment of the Company are located in one geographic segment, that being Canada. Accordingly no additional segment disclosure is required.

3. Cash and cash equivalents

	2004	*2003*
Cash	**7,285,501**	1,666,640
Money market funds	**1,517,113**	1,109,220
	8,802,614	2,775,860

4. Property and equipment

	Cost	*Accumulated amortization*	*2004 Net book value*	*2003 Net book value*
Land	**177,352**	**-**	**177,352**	177,352
Buildings	**1,301,667**	**207,670**	**1,093,997**	1,126,539
Automotive equipment	**507,381**	**215,769**	**291,612**	353,170
Computer equipment	**15,499**	**14,892**	**607**	759
Drilling rigs and equipment	**42,338,410**	**23,436,344**	**18,902,066**	20,081,142
Other equipment	**720,474**	**459,843**	**260,631**	280,435
Camp units	**2,979,181**	**1,194,471**	**1,784,710**	1,680,206
	48,039,964	**25,528,989**	**22,510,975**	23,699,603
Drilling rigs under construction	**2,570,191**	**-**	**2,570,191**	-
	50,610,155	**25,528,989**	**25,081,166**	23,699,603

Estimated costs to complete drilling rigs under construction is $2,400,000.
During the year, the Company recorded amortization of $3,146,807 (2003 - $3,039,197) on property and equipment.

5. Long-term debt

	2004	*2003*
Demand loan payable in monthly instalments of $96,750 including interest at prime plus 0.75%, due June 2005	**1,210,647**	2,274,164
Demand loan, interest at 8.05%, repaid September 2003	**-**	372,266
Demand loan, interest at 8.05%, repaid September 2003	**-**	372,275
Finning International Inc., non-interest bearing, repaid November 2003	**-**	64,509
Finning International Inc., non-interest bearing, repaid November 2003	**-**	78,888
General Motors Acceptance Corporation loan payable in monthly instalments of $1,128, non-interest bearing, secured by automotive equipment with a net book value of $45,858, due May 2008	**54,118**	-
	1,264,765	3,162,102
Less: current portion of long-term debt	**1,141,380**	1,941,138
Less: term loans due on demand	**82,808**	1,220,964
	40,577	-

5. Long-term debt *(Continued from previous page)*

Principal repayments on long-term debt in each of the next four years, assuming all term debt is subject to contractual terms of repayment, are estimated as follows:

2005	1,141,380
2006	96,350
2007	13,542
2008	13,493

The term loan due on demand is secured by:

(a) a general security agreement covering all assets of the Company;
(b) a $950,000 debenture providing a first fixed charge on land with a recorded value of $177,352 and buildings with a net book value of $1,093,997, and a floating charge over all other existing and future acquired real property;
(c) postponements of claim by the common shareholders of Jade Drilling Inc.;
(d) an assignment of insurance covering the Company's drilling equipment; and
(e) an assignment of life insurance on the lives of the common shareholders of Jade Drilling Inc.

The term loan due on demand is subject to certain financial covenants with respect to working capital, debt to equity ratios, debt service ratios, reduction of shareholders' equity and the purchase of property and equipment. These covenants were adhered to at May 31, 2004.

6. Payable to shareholders

Advances from shareholders of $11,362,190 (2003 - $11,002,371) are secured by general security agreements over all Company assets, are non-interest bearing and without set terms of repayment. The remaining advances are unsecured. The shareholders have agreed that $1,300,000 will be repaid during the next fiscal year and the shareholders have waived the right to demand repayment of the remaining balance. Accordingly, the balance of the advances have been classified as long term.

7. Deferred revenue

The Company has a five year rental contract for drilling rig #15. In 2002, the Company received $1,000,000 as prepayment of its contractual obligation. This amount is recognized as revenue based on the number of operating days worked during the period. In the current year, $282,868 (2003 - $224,300) was recognized as revenue.

8. Advances from affiliate

Advances from CK-2 Holdings Ltd., the parent company of J.S.E. Holdings Ltd., are non-interest bearing with no set terms of repayment and are unsecured. The affiliate has waived the right to demand repayment of the advances during the upcoming fiscal period and accordingly the advances have been classified as long-term.

9. Preferred shares

Authorized share capital includes an unlimited number of Class B non-voting preferred shares. The shares are entitled to non-cumulative dividends to a maximum of 10% of redemption value (determined annually by the directors), redeemable by the Company for $973 per share, retractable by the holder. At May 31, 2004, 1,000 Class B shares were issued and outstanding (2003 - 1,000 shares).

10. Share capital

Authorized

Jade Drilling Inc.:
Unlimited number of Class A voting common shares

J.S.E. Holdings Ltd.:
Unlimited number of Class A voting common shares

Unlimited number of Class B non-voting common shares

285558 Alberta Ltd.:
Unlimited number of Class A voting common shares

Unlimited number of Class B non-voting common shares

Issued

Jade Drilling Inc.:		
100 Class A shares	**100**	100
J.S.E. Holdings Ltd.:		
1 Class A share	**250**	250
1,000 Class B shares	**100**	100
	350	350
285558 Alberta Ltd.:		
1 Class A share	**1**	1
276,747 Class B shares	**276,747**	276,747
	276,748	276,748
	277,198	277,198

11. Income taxes

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	2004	*2003*
Enacted federal and provincial corporate tax rates	**35.79%**	38.21%
Expected provision for income taxes based on the above rates	**368,589**	567,810
Increase (decrease) resulting from:		
Non-deductible items and permanent differences	**35,450**	45,040
Capital taxes	**-**	38,231
Differences arising from change in substantively enacted rates and other	**24,333**	(66,035)
Actual provision for income taxes	**428,372**	585,046

Temporary differences amounting to $9,480,120 (2003 - $8,373,324) relate to differences between the accounting and tax basis of property and equipment.

12. Group retirement savings plan

Jade Drilling Inc. has a group retirement savings plan for its rig managers and administrative employees. The plan is accounted for in accordance with the defined contribution method of accounting. The expense for the year ended May 31, 2004 is $154,000 (2003 - $112,020).

13. Related party transactions

Included in interest on long-term debt and term loans due on demand is $974 (2003 - $6,715) of interest paid to a shareholder on the promissory note due on demand. The promissory note was repaid during the period.

14. Financial instruments

The Company, as part of its operations, carries a number of financial instruments including cash and cash equivalents, term deposits, accounts receivable, investments, accounts payable and accruals, bonuses payable, employee profit sharing plan payable, long-term debt, payable to shareholders, advances from affiliate and preferred shares. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk arise when a group of customers have a similar characteristic, such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. The Company has significant reliance on customers in the oil and gas industry and, therefore, its accounts receivable are subject to credit risk. The Company attempts to minimize this risk by restricting services to those customers deemed credit worthy. At May 31, 2004, 85% of the Company's accounts receivable were owed by eight customers (84% from six customers in 2003).

14. Financial instruments *(Continued from previous page)*

Fair value of financial instruments

The carrying amount of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accruals, bonuses payable and employee profit sharing plan payable approximates their fair value due to the short-term maturities of these items.

The fair value of the Company's investments in publicly traded securities are based on quoted market prices where available, or on prices for similar investments.

Canadian generally accepted accounting principles require the disclosure of fair value information for all financial instruments, except in cases where time and cost constraints make such information too difficult to reliably determine. Because relevant and reliable fair value information was not obtainable, the Company has not disclosed fair value information for payable to shareholders, advances from affiliate and preferred shares.

The fair value of the Company's floating rate term loan due on demand approximates its carrying value as the interest rate fluctuates with prime. The fair value of the Company's non-interest bearing loan is estimated at $48,030 using discounted cash flows based upon chartered bank current rates for similar borrowing arrangements.

Interest rate risk

The Company's term loan due on demand (Note 5) bears interest which fluctuates with the prime interest rate, thus exposing the Company to interest rate fluctuations.

15. Operating facilities

At May 31, 2004, the Company had a revolving loan facility totalling $4 million, none of which was drawn. Any draws are due on demand and bear interest at prime plus 0.65%.

The Company also had two variable rate loan facilities totalling $6 million, neither of which were drawn. Any draws are due on demand and bear interest at prime plus 0.75%.

16. Subsequent event

Subsequent to August 31, 2004, the Company entered into an agreement to sell substantially of its drilling assets to Trinidad Drilling Ltd. ("Trinidad") for total consideration of $87,600,000. Completion of the transaction is subject to Trinidad obtaining financing no later than November 15, 2004.

On November 2, 2004, Trinidad Energy Services Income Trust (the "Trust") filed a short form prospectus relating to the offering of units of the Trust (the "Offering"). The net proceeds of this Offering will be used to finance the transaction noted above.

Should this sale occur, virtually all of the non-current liabilities will be settled within twelve months of August 31, 2004.

Schedule 1 - Combined Schedule of Rig and Camp Expenses

For the year ended May 31, 2004

	2004	2003
Amortization - camp units	**217,734**	205,979
Amortization - rigs	**2,630,077**	2,562,947
Camp rentals, repairs, catering	**225,480**	575,987
Employee benefits	**851,983**	673,107
Equipment rental	**540,014**	423,290
Fuel	**3,273,271**	2,615,838
Insurance	**275,139**	262,388
Miscellaneous	**404,639**	440,657
Repairs and maintenance	**8,176,253**	7,117,235
Rig moves	**300,893**	586,960
Taxes and licences	**96,494**	78,370
Transporting equipment	**280,581**	316,574
Travel and subsistence	**3,488,285**	2,678,822
Wages	**14,854,655**	12,280,206
	35,615,498	30,818,360

Jade Group of Companies
Schedule 2 - Combined Schedule of General and Administrative Expenses
For the year ended May 31, 2004

	2004	*2003*
Advertising and promotion	**187,208**	226,494
Amortization	**298,996**	270,271
Automotive	**82,536**	81,476
Business taxes and licences	**36,946**	38,813
Communications	**38,913**	35,318
Consulting fees	**11,916**	7,126
Insurance	**122,309**	74,877
Interest and bank charges	**52,060**	75,236
Interest on long-term debt and term loans due on demand	**101,616**	258,301
Office	**296,001**	246,516
Professional fees	**161,178**	23,649
Rental	**12,950**	12,558
Salaries, wages and benefits	**2,040,418**	1,362,480
Shop and yard	**162,176**	168,892
Travel and entertainment	**16,044**	12,611
	3,621,267	2,894,618

Jade Group of Companies
Combined Financial Statements
May 31, 2003

To the Directors of Jade Group of Companies:

We have audited the combined balance sheet of Jade Group of Companies (the "Company") as at May 31, 2003 and the combined statements of earnings and retained earnings, cash flows and related schedules for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated May 28, 2004 has been withdrawn, as described in note 2.

Meyers Norris Penny LLP

Edmonton, Alberta

May 28, 2004
(Except as to notes 2 and 19, which are as of November 2, 2004)

Chartered Accountants

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2003

	2003	2002 (Restated)
Assets		
Current		
Cash and cash equivalents *(Note 4)*	**2,775,861**	2,561,890
Term deposits	**127,224**	2,401,898
Accounts receivable	**4,586,213**	3,377,863
Prepaid expenses and deposits	**352,657**	82,574
	7,841,955	8,424,225
Property and equipment *(Note 5)*	**23,699,603**	24,052,231
Investments (market value $41,700; 2002 - $69,260)	**44,001**	44,001
Cash surrender value of life insurance	**71,131**	38,148
	31,656,690	32,558,605

Continued on next page

The accompanying notes are an integral part of these financial statements

	2003	*2002 (Restated)*
Liabilities		
Current		
Accounts payable and accruals	**2,560,779**	2,700,904
Income taxes payable	**25,378**	45,877
Bonuses payable	**2,616,000**	6,434,365
Current portion of long-term debt *(Note 6)*	**1,941,138**	1,705,191
Current portion of promissory note due on demand *(Note 7)*	**34,681**	64,595
Current portion of payable to shareholders *(Note 9)*	**646,000**	398,000
	7,823,976	11,348,932
Term loans due on demand *(Note 6)*	**1,220,964**	3,005,328
Promissory note due on demand *(Note 7)*	**-**	34,681
	9,044,940	14,388,941
Deferred revenue *(Note 8)*	**591,900**	816,199
Payable to shareholders *(Note 9)*	**12,947,260**	9,723,043
Advances from affiliate *(Note 10)*	**443,000**	443,000
Future income taxes *(Note 13)*	**2,873,886**	2,332,696
Preferred shares *(Note 11)*	**973,000**	973,000
	26,873,986	28,676,879
Shareholders' Equity		
Share capital *(Note 12)*	**277,198**	277,198
Retained earnings	**4,505,506**	3,604,528
	4,782,704	3,881,726
	31,656,690	32,558,605

Approved by the directors

(signed)
Brian Banks

(signed)
Craig Banks

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Earnings and Retained Earnings
For the year ended May 31, 2003

	2003	*2002 (Restated)*
Rig and camp revenue	**37,219,583**	35,556,635
Rig and camp expenses *(Schedule 1)*	**30,818,360**	24,933,571
Gross margin	**6,401,223**	10,623,064
Gross margin as a percentage of rig and camp revenue	*17.2 %*	*29.9 %*
General and administrative expenses *(Schedule 2)*	**2,894,618**	3,289,915
Earnings from operations	**3,506,605**	7,333,149
Other income (expense)		
Dividend expense on liability preferred shares *(Note 11)*	**(2,768)**	(3,076)
Interest	**49,299**	57,241
Dividends	**-**	1,025
Management bonuses	**(2,636,100)**	(6,434,365)
Other income	**235,281**	72,134
Gain on disposal of property and equipment	**333,707**	64,219
	(2,020,581)	(6,242,822)
Earnings before income taxes	**1,486,024**	1,090,327
Provision for (recovery of) income taxes *(Note 13)*		
Current	**43,857**	(68,697)
Future	**541,189**	434,949
	585,046	366,252
Net earnings	**900,978**	724,075
Retained earnings, beginning of year, as previously stated	**3,139,912**	2,606,977
Change in accounting policy *(Note 3)*	**464,616**	273,476
Retained earnings, beginning of year, as restated	**3,604,528**	2,880,453
Retained earnings, end of year	**4,505,506**	3,604,528

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Cash Flows
For the year ended May 31, 2003

	2003	2002 (Restated)
Cash provided by (used for) the following activities		
Operating activities		
Cash received from customers	**36,022,210**	38,029,866
Cash paid to suppliers	**(16,509,890)**	(14,477,048)
Cash paid to employees	**(20,770,258)**	(19,589,914)
Interest received	**49,299**	57,241
Dividends received	**-**	1,025
Dividend expense on liability preferred shares	**(2,768)**	(3,076)
Interest paid	**(258,301)**	(301,306)
Income taxes recovered (paid)	**(64,355)**	25,095
	(1,534,063)	3,741,883
Financing activities		
Advances of long-term debt	**306,833**	-
Repayment of long-term debt	**(163,436)**	-
Advances of term loans due on demand	**-**	4,000,000
Repayment of term loans due on demand	**(1,691,814)**	(1,364,432)
Repayment of promissory note due on demand	**(64,595)**	(58,723)
Advances from shareholders	**3,870,217**	2,939,031
Repayment of advances from shareholders	**(398,000)**	(100,000)
	1,859,205	5,415,876
Investing activities		
Purchases of property and equipment	**(2,711,076)**	(6,355,361)
Proceeds on disposal of property and equipment	**358,214**	201,887
Investment in term deposits	**-**	(2,181,994)
Net redemption of term deposits	**2,274,674**	-
Increase in cash surrender value of life insurance	**(32,983)**	(38,148)
	(111,171)	(8,373,616)
Increase in cash resources	**213,971**	784,143
Cash resources, beginning of year	**2,561,890**	1,777,747
Cash resources, end of year *(Note 4)*	**2,775,861**	2,561,890

The accompanying notes are an integral part of these financial statements

1. Nature of operations

Jade Group of Companies (the "Company") consists of Jade Drilling Inc., J.S.E. Holdings Ltd., and 285558 Alberta Ltd. The Company's primary business is the drilling of oil and gas wells and the rental of camp units in Western Canada.

The combined financial statements include the accounts of the above entities which are controlled, directly or indirectly, through common ownership.

2. Accounting policies

The combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash resources

Cash resources include cash and marketable securities with terms to maturity of three months or less.

Term deposits

Term deposits have a maturity of greater than three months and are recorded at the lower of cost and market value.

Investments

Long-term investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. Drilling rigs have an estimated salvage value of $400,000.

	Method	Rate
Buildings	straight-line	2.5 %
Automotive equipment	declining balance	30 %
Computer equipment	declining balance	20 %
Drilling rigs and equipment	declining balance & straight line	10-20 %
Other equipment	declining balance	20 %
Camp units	declining balance & straight line	10-30 %

In the year property and equipment are acquired and put into use, half of the annual amortization is recorded. No amortization is recorded in the year of disposal.

In the year of disposal, the book value of disposed assets is not removed from property and equipment where the book value cannot readily be determined. In the auditors' report originally issued on May 28, 2004, this policy was identified as not in accordance with Canadian generally accepted accounting principles. The effect of this policy has now been quantified and has no material impact on the combined financial statements.

2. Accounting policies *(Continued from previous page)*

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Rig revenue is accounted for under the percentage of completion method prorated on operating days. When a loss on a contract can be reasonably estimated, the estimated amount of the loss is charged to income for the year.

Measurement uncertainty (use of estimates)

The preparation of combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Amortization is based on management's estimate of the useful lives of property and equipment. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where necessary.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Segmented information

Management regards the current activities of the Company as all being conducted in one operating segment, that being services to the oil and gas industry. All activities and property and equipment of the Company are located in one geographic segment, that being Canada. Accordingly no additional segment disclosure is required.

3. Change in accounting policy

Future income taxes

Effective June 1, 2002, the Company retroactively adopted the Canadian Institute of Chartered Accountants' recommendations on accounting for income taxes. Under these recommendations, income taxes are accounted for using the asset and liability method, as described in Note 2. Previously, the Company accounted for income taxes using the deferred method. The prior year's comparative figures have been restated to reflect this change. The estimated effect on the current year is a reduction of income tax expense of $70,000.

The effect on the prior year of adopting the asset and liability method of tax allocation was to decrease deferred income taxes by $2,797,312, increase future tax liabilities by $2,332,696, increase opening retained earnings by $273,476 and increase net earnings by $191,140. The cumulative effect, as of June 1, 2002, of adopting the recommendations was to increase retained earnings, beginning of year, as previously stated by $464,616.

4. Cash and cash equivalents

	2003	*2002*
Cash	**1,666,640**	1,474,629
Money market funds	**1,109,221**	1,087,261
	2,775,861	2,561,890

5. Property and equipment

	Cost	*Accumulated amortization*	*2003 Net book value*	*2002 Net book value*
Land	**177,352**	**-**	**177,352**	177,352
Buildings	**1,301,667**	**175,128**	**1,126,539**	1,159,080
Automotive equipment	**478,831**	**125,661**	**353,170**	4,135
Computer equipment	**15,499**	**14,740**	**759**	949
Drilling rigs and equipment	**40,776,409**	**20,695,267**	**20,081,142**	20,962,405
Other equipment	**698,392**	**417,957**	**280,435**	297,178
Camp units	**2,663,943**	**983,737**	**1,680,206**	1,451,132
	46,112,093	**22,412,490**	**23,699,603**	24,052,231

During the year, the Company recorded amortization of $3,039,197 (2002 - $2,859,582) on property and equipment.

6. Long-term debt

	2003	*2002*
Demand loan payable in monthly instalments of $96,750 including interest at prime plus 1.00%, due July 2005	**2,274,164**	3,274,102
Demand loan payable in monthly instalments of $32,600 including interest at 8.05%, due May 2004	**372,266**	718,204
Demand loan payable in monthly instalments of $32,600 including interest at 8.05%, due May 2004	**372,275**	718,213
Finning International Inc. non-interest bearing sales contract payable in monthly instalments of $10,751, secured by related equipment with a net book value of $109,650, due November 2003	**64,509**	-

6. **Long-term debt** *(Continued from previous page)*

	2003	*2002*
Finning International Inc. non-interest bearing sales contract payable in monthly instalments of $13,148, secured by related equipment with a net book value of $134,096, due November 2003	**78,888**	-
	3,162,102	4,710,519
Less: current portion of long-term debt	**1,941,138**	1,705,191
Less: term loans due on demand	**1,220,964**	3,005,328
	-	-

Principal repayments on long-term debt in each of the next three years, assuming all term debt is subject to contractual terms of repayment, are estimated as follows:

2004	1,941,138
2005	1,118,159
2006	102,805

Term loans due on demand are secured by:

(a) a general security agreement covering all assets of the Company;
(b) a $950,000 debenture providing a first fixed charge on land with a recorded value of $177,352 and buildings with a net book value of $1,126,539, and a floating charge over all other existing and future acquired real property;
(c) postponements of claim by the common shareholders of Jade Drilling Inc.;
(d) an assignment of insurance covering the Company's drilling equipment; and
(e) an assignment of life insurance on the lives of the common shareholders of Jade Drilling Inc.

Term loans due on demand are subject to certain financial covenants with respect to working capital, debt to equity ratios, reduction of shareholders' equity and the purchase of property and equipment. These covenants were adhered to at May 31, 2003.

Subsequent to the year end, the Company made lump sum principal repayments totalling $540,000 on the fixed rate demand loans.

7. **Promissory note due on demand**

	2003	*2002*
Promissory note due on demand to a shareholder of the Company, payable in monthly instalments of $5,943 including interest at 10.00%, due November 2003, unsecured	**34,681**	99,276
Less: current portion of promissory note due on demand	**34,681**	64,595
	-	34,681

Included in interest on long-term debt and term loans due on demand is $6,715 (2002 - $12,588) of interest paid to the shareholder on the promissory note due on demand.

8. Deferred revenue

The Company has a five year rental contract for drilling rig #15. In 2002, the Company received $1,000,000 as prepayment of its contractual obligation. This amount is recognized as revenue based on operating days worked during the year. In the current year, $224,299 (2002 - $183,801) was recognized as revenue.

9. Payable to shareholders

Advances from shareholders of $11,002,371 (2002 - $8,094,884) are secured by general security agreements over all Company assets, are non-interest bearing and without set terms of repayment. The remaining advances are unsecured. The shareholders have agreed that $646,000 will be repaid during the next fiscal year and the shareholders have not demanded repayment of the remaining balance. Accordingly, the balance of the advances have been classified as long term.

10. Advances from affiliate

Advances from CK-2 Holdings Ltd., the parent company of J.S.E. Holdings Ltd., are non-interest bearing with no set terms of repayment and are unsecured. The affiliate has waived the right to demand repayment of the advances during the upcoming fiscal period and accordingly the advances have been classified as long-term.

11. Preferred shares

Authorized share capital includes an unlimited number of Class B non-voting preferred shares. The shares are entitled to non-cumulative dividends to a maximum of 10% of redemption value (determined annually by the directors), redeemable by the Company for $973 per share, retractable by the holder. At May 31, 2003, 1,000 Class B shares were issued and outstanding (2002 - 1,000 shares).

During the year, dividends of $2,768 (2002 - $3,076) were paid to the holders of preferred shares. The combined statement of earnings reflects these dividends as an expense in the current year.

12. Share capital

	2003	*2002*
Authorized		
Jade Drilling Inc.:		
Unlimited number of Class A voting common shares		
J.S.E. Holdings Ltd.:		
Unlimited number of Class A voting common shares		
Unlimited number of Class B non-voting common shares		
285558 Alberta Ltd.:		
Unlimited number of Class A voting common shares		
Unlimited number of Class B non-voting common shares		
Issued		
Jade Drilling Inc.:		
100 Class A shares	**100**	100
J.S.E. Holdings Ltd.:		
1 Class A share	**250**	250
1,000 Class B shares	**100**	100
	350	350
285558 Alberta Ltd.:		
1 Class A share	**1**	1
276,747 Class B shares	**276,747**	276,747
	276,748	276,748
	277,198	277,198

13. Income taxes

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	2003	*2002* (restated)
Enacted federal and provincial corporate tax rates	**38.21%**	40.71%
Expected provision for income taxes based on the above rates	**567,810**	443,862
Increase (decrease) resulting from:		
Non-deductible items and permanent differences	**45,040**	11,727
Capital taxes	**38,231**	30,374
Differences arising from change in substantively enacted rates and other	**(66,035)**	(119,711)
Actual provision for income taxes	**585,046**	366,252

Temporary differences amounting to $8,373,324 (2002 - $6,787,231) relate to differences between the accounting and tax basis of property and equipment.

14. Group retirement savings plan

Jade Drilling Inc. has a group retirement savings plan for its rig managers and administrative employees. The plan is accounted for in accordance with the defined contribution method of accounting. The expense for the year ended May 31, 2003 is $112,020 (2002 - $90,927).

15. Related party transactions

Included in accounts receivable is $15,000 owing from a shareholder. The balance is non-interest bearing and is to be repaid within the upcoming fiscal year.

16. Financial instruments

The Company, as part of its operations, carries a number of financial instruments including cash and cash equivalents, term deposits, accounts receivable, investments, accounts payable and accruals, bonuses payable, long-term debt, promissory note due on demand, payable to shareholders, advances from affiliate and preferred shares. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk arise when a group of customers have a similar characteristic, such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. The Company has significant reliance on customers in the oil and gas industry and, therefore, its accounts receivable are subject to credit risk. The Company attempts to minimize this risk by restricting services to those customers deemed credit worthy. At May 31, 2003, 84% of the Company's accounts receivable were owed by six customers (77% from five customers in 2002).

16. Financial instruments *(Continued from previous page)*

Fair value of financial instruments

The carrying amount of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accruals and bonuses payable approximates their fair value due to the short-term maturities of these items.

The fair value of the Company's investments in publicly traded securities are based on quoted market prices where available, or on prices for similar investments.

Canadian generally accepted accounting principles require the disclosure of fair value information for all financial instruments, except in cases where time and cost constraints make such information too difficult to reliably determine. Because relevant and reliable fair value information was not obtainable, the Company has not disclosed fair value information for payable to shareholders, advances from affiliate and preferred shares.

The fair value of the Company's fixed rate long-term debt and promissory note due on demand approximates their carrying value, as the rates are representative of prevailing market rates. The fair value of the Company's floating rate long-term debt approximates its carrying value as the interest rate fluctuates with prime.

Interest rate risk

One of the Company's term loans due on demand (Note 6) bears interest which fluctuates with the prime interest rate, thus exposing the Company to interest rate fluctuations.

17. Operating facilities

At May 31, 2003, the Company had a revolving loan facility totaling $4 million, none of which was drawn. Any draws are due on demand and bear interest at prime plus 0.75%.

The Company also had two variable rate loan facilities totaling $4 million, neither of which were drawn. Any draws are due on demand and bear interest at prime plus 1.00%.

18. Comparative figures

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted in the current year.

19. Subsequent event

Subsequent to August 31, 2004, the Company entered into an agreement to sell substantially of its drilling assets to Trinidad Drilling Ltd. ("Trinidad") for total consideration of $87,600,000. Completion of the transaction is subject to Trinidad obtaining financing no later than November 15, 2004.

On November 2, 2004, Trinidad Energy Services Income Trust (the "Trust") filed a short form prospectus relating to the offering of units of the Trust (the "Offering"). The net proceeds of this Offering will be used to finance the transaction noted above.

Should this sale occur, virtually all of the non-current liabilities will be settled within twelve months of August 31, 2004.

Jade Group of Companies
Schedule 1 - Combined Schedule of Rig and Camp Expenses
For the year ended May 31, 2003

	2003	2002 (Restated)
Amortization - camp units	**205,979**	196,498
Amortization - rigs	**2,562,947**	2,449,618
Camp rentals, repairs, catering	**575,987**	640,797
Employee benefits	**673,107**	798,718
Equipment rental	**423,290**	439,811
Fuel	**2,615,838**	1,875,210
Insurance	**262,388**	201,027
Miscellaneous	**435,058**	345,771
Repairs and maintenance	**7,117,235**	4,393,771
Rig moves	**586,960**	167,900
Taxes and licences	**78,370**	86,336
Transporting equipment	**316,574**	237,388
Travel and subsistence	**2,678,822**	2,448,116
Turnkey	**5,599**	1,627
Wages	**12,280,206**	10,650,983
	30,818,360	24,933,571

Jade Group of Companies

Schedule 2 - Combined Schedule of General and Administrative Expenses

For the year ended May 31, 2003

	2003	*2002 (Restated)*
Advertising and promotion	**226,494**	126,180
Amortization	**270,271**	213,466
Automotive	**81,476**	78,443
Business taxes and licences	**38,813**	29,910
Communications	**35,318**	26,983
Consulting fees	**7,126**	11,030
Insurance	**74,877**	81,696
Interest and bank charges	**75,236**	85,137
Interest on long-term debt and term loans due on demand	**258,301**	301,306
Office	**246,516**	191,835
Professional fees	**23,649**	34,576
Rental	**12,558**	15,341
Salaries, wages and benefits	**1,362,480**	1,934,013
Shop and yard	**168,892**	146,872
Travel and entertainment	**12,611**	13,127
	2,894,618	3,289,915

Jade Group of Companies
Combined Financial Statements
May 31, 2002

To the Directors of Jade Group of Companies:

We have audited the combined balance sheet of Jade Group of Companies (the "Company") as at May 31, 2002 and the combined statements of earnings and retained earnings, cash flows and related schedules for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated May 28, 2004 has been withdrawn, as described in note 2.

Meyers Norris Penny LLP

Edmonton, Alberta

May 28, 2004
(Except as to notes 2 and 18, which are as of November 2, 2004)

Chartered Accountants

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2002

	2002	*2001 (Restated - Note 17)*
Assets		
Current		
Cash and cash equivalents *(Note 4)*	**2,561,890**	2,277,747
Term deposits	**2,401,898**	219,904
Accounts receivable	**3,377,866**	4,962,767
Prepaid expenses and deposits	**82,574**	86,037
	8,424,228	7,546,455
Investments (market $69,260)	**44,001**	44,001
Property and equipment *(Note 5)*	**24,052,231**	20,694,120
Cash surrender value of life insurance	**38,148**	-
	32,558,608	28,284,576

Continued on next page

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2002

	2002	2001 (Restated - Note 17)
Liabilities		
Current		
Bank indebtedness	-	500,000
Accounts payable and accruals	**2,700,907**	5,502,537
Income taxes payable	**45,877**	89,479
Bonuses payable	**6,434,365**	6,206,200
Current portion of term loans due on demand *(Note 6)*	**1,705,191**	638,586
Current portion of promissory note due on demand *(Note 7)*	**64,595**	58,723
Current portion of payable to shareholders *(Note 8)*	**398,000**	-
	11,348,935	12,995,525
Term loans due on demand *(Note 6)*	**3,005,328**	-
Promissory note due on demand *(Note 7)*	**34,681**	-
	14,388,944	12,995,525
Term loans due on demand *(Note 6)*	-	1,436,365
Promissory note due on demand *(Note 7)*	-	99,276
Payable to shareholders *(Note 8)*	**9,723,043**	7,282,012
Deferred revenue *(Note 9)*	**816,199**	-
Advances from affiliate *(Note 10)*	**443,000**	443,000
Deferred income taxes *(Note 13)*	**2,797,312**	2,171,223
Preferred shares *(Note 11)*	**973,000**	973,000
	29,141,498	25,400,401
Shareholders' Equity		
Share capital *(Note 12)*	**277,198**	277,198
Retained earnings	**3,139,912**	2,606,977
	3,417,110	2,884,175
	32,558,608	28,284,576

Approved by the directors

(signed)
Brian Banks

(signed)
Craig Banks

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Earnings and Retained Earnings
For the year ended May 31, 2002

	2002	2001 (Restated - Note 17)
Rig and camp revenue	**35,556,635**	34,885,097
Rig and camp expenses *(Schedule 1)*	**24,933,571**	24,440,349
Gross margin	**10,623,064**	10,444,748
Gross margin as a percentage of rig and camp revenue	*29.9 %*	*29.9 %*
General and administrative expenses *(Schedule 2)*	**3,289,915**	2,608,314
Earnings from operations	**7,333,149**	7,836,434
Other income (expense)		
Dividend expense on liability preferred shares *(Note 11)*	**(3,076)**	(45,668)
Interest	**57,241**	28,151
Dividends	**1,025**	28,750
Management bonuses	**(6,434,365)**	(6,206,200)
Other income	**72,134**	146,459
Loss on disposal of investments	**-**	(19,833)
Gain on disposal of property and equipment	**64,219**	193,585
	(6,242,822)	(5,874,756)
Earnings before income taxes	**1,090,327**	1,961,678
Provision for (recovery of) income taxes *(Note 13)*		
Current	**(68,697)**	61,518
Deferred	**626,089**	887,366
	557,392	948,884
Net earnings	**532,935**	1,012,794
Retained earnings, beginning of year	**2,606,977**	1,594,183
Retained earnings, end of year	**3,139,912**	2,606,977

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Cash Flows
For the year ended May 31, 2002

	2002	2001 (Restated - Note 17)
Cash provided by (used for) the following activities		
Operating activities		
Cash received from customers	**38,029,866**	32,930,562
Cash paid to suppliers	**(14,477,048)**	(9,448,193)
Cash paid to employees	**(19,589,914)**	(13,118,838)
Interest received	**57,241**	28,151
Dividends received	**1,025**	28,750
Dividend expense on liability preferred shares	**(3,076)**	(45,668)
Interest paid	**(301,306)**	(211,648)
Income taxes recovered (paid)	**25,095**	(64,082)
	3,741,883	10,099,034
Financing activities		
Advances of term loans due on demand	**4,000,000**	-
Repayment of term loans due on demand	**(1,364,432)**	(1,726,793)
Repayment of promissory note due on demand	**(58,723)**	(53,384)
Repayment of related party advances	**-**	(90,000)
Advances from shareholders	**2,939,031**	416,778
Repayment of advances from shareholders	**(100,000)**	(17,609)
	5,415,876	(1,471,008)
Investing activities		
Purchases of property and equipment	**(6,355,361)**	(9,667,971)
Proceeds on disposal of property and equipment	**201,887**	278,818
Investment in term deposits	**(2,181,994)**	(364)
Purchase of investments	**-**	(12,000)
Proceeds on disposal of investments	**-**	7,667
Increase in cash surrender value of life insurance	**(38,148)**	-
	(8,373,616)	(9,393,850)
Increase (decrease) in cash resources	**784,143**	(765,824)
Cash resources, beginning of year	**1,777,747**	2,543,571
Cash resources, end of year	**2,561,890**	1,777,747
Cash resources are comprised of:		
Cash and cash equivalents *(Note 4)*	**2,561,890**	2,277,747
Bank indebtedness	**-**	(500,000)
	2,561,890	1,777,747

The accompanying notes are an integral part of these financial statements

1. Nature of operations

Jade Group of Companies (the "Company") consists of Jade Drilling Inc., J.S.E. Holdings Ltd., and 285558 Alberta Ltd. The Company's primary business is the drilling of oil and gas wells and the rental of camp units in Western Canada.

The combined financial statements include the accounts of the above entities which are controlled, directly or indirectly, through common ownership.

2. Significant accounting policies

The combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash and cash equivalents

Cash resources include cash and marketable securities with terms to maturity of three months or less.

Term deposits

Term deposits have a maturity of greater than three months and are recorded at the lower of cost and market value.

Investments

Long-term investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. Drilling rigs have an estimated salvage value of $400,000.

	Method	Rate
Buildings	straight-line	2.5 %
Automotive equipment	declining balance	30 %
Computer equipment	declining balance	20 %
Drilling rigs and equipment	declining balance & straight-line	10-20 %
Other equipment	declining balance	20 %
Camp units	declining balance & straight-line	10-30 %

In the year property and equipment are acquired and put into use, half of the annual amortization is recorded. No amortization is recorded in the year of disposal.

In the year of disposal, the book value of disposed assets is not removed from property and equipment where the book value cannot readily be determined. In the auditors' report originally issued on May 28, 2004, this policy was identified as not in accordance with Canadian generally accepted accounting principles. The effect of this policy has now been quantified and has no material impact on the combined financial statements.

Income taxes

The Company follows the deferred tax allocation accounting method. A provision is made for all taxes currently payable as well as those deferred to future periods as a result of timing differences between the measurement of income for tax purposes and accounting purposes.

2. Significant accounting policies *(Continued from previous page)*

Revenue recognition

Rig revenue is accounted for under the percentage of completion method prorated on operating days. When a loss on a contract can be reasonably estimated, the estimated amount of the loss is charged to income for the year.

Measurement uncertainty (use of estimates)

The preparation of combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Amortization is based on management's estimate of the useful lives of capital assets. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where necessary.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Segmented information

Management regards the current activities of the Company as all being conducted in one operating segment, that being services to the oil and gas industry. All activities and property and equipment of the Company are located in one geographic segment, that being Canada. Accordingly, no additional segment disclosure is required.

3. Change in accounting policy

Effective for fiscal periods commencing June 1, 2001, the Company adopted the new recommendations regarding the Balance Sheet Classification of Callable Debt Obligations. All borrowings where the lender has a right to demand repayment within twelve months (other than in the event of default or breach of covenant) are required to be classified as current liabilities.

The impact of this change has been to increase current liabilities by the amount of any such borrowings then in place. At May 31, 2002, this change has increased current liabilities by $3,040,009 and reduced long-term debt by a corresponding amount.

4. Cash and cash equivalents

	2002	*2001*
Cash	**1,474,629**	2,277,747
Money market funds	**1,087,261**	-
	2,561,890	2,277,747

5. **Property and equipment**

	Cost	*Accumulated amortization*	*2002 Net book value*	*2001 Net book value*
Land	**177,352**	**-**	**177,352**	315,000
Buildings	**1,301,667**	**142,587**	**1,159,080**	1,184,959
Automotive equipment	**66,742**	**62,607**	**4,135**	5,907
Computer equipment	**15,499**	**14,550**	**949**	1,187
Drilling rigs and equipment	**38,966,186**	**18,003,781**	**20,962,405**	17,641,299
Other equipment	**669,187**	**372,009**	**297,178**	283,873
Camp units	**2,303,303**	**852,171**	**1,451,132**	1,261,895
	43,499,936	**19,447,705**	**24,052,231**	20,694,120

During the year, the Company recorded amortization of $2,859,582 (2001 - $1,851,812) on property and equipment.

6. **Term loans due on demand**

	2002	*2001*
Demand loan payable in monthly instalments of $96,750 including interest at prime plus 1.25%, due August 2005	**3,274,102**	-
Demand loan payable in monthly instalments of $32,600 including interest at 8.05%, due May 2004	**718,204**	1,037,471
Demand loan payable in month instalments of $32,600, including interest at 8.05%, due May 2004	**718,213**	1,037,480
	4,710,519	2,074,951
Less: current portion of term loans due on demand	**1,705,191**	638,586
Less: term loans due on demand	**3,005,328**	-
	-	1,436,365

Principal repayments on term loans due on demand, assuming all term loans are subject to contractual terms of repayment, are estimated as follows:

2003	1,705,191
2004	1,812,186
2005	1,125,179
2006	67,963

6. Term loans due on demand *(Continued from previous page)*

Term loans due on demand are secured by:

(a) a general security agreement covering all assets of the Company;
(b) a $950,000 debenture providing a first fixed charge on land with a recorded value of $177,352 and buildings with a net book value of $1,159,080, and a floating charge over all other existing and future acquired real property;
(c) postponements of claim by the common shareholders of Jade Drilling Inc.;
(d) an assignment of insurance covering the Company's drilling equipment; and
(e) an assignment of life insurance on the lives of the common shareholders of Jade Drilling Inc.

Term loans due on demand are subject to certain financial covenants with respect to working capital, debt to equity ratios, reduction of shareholders' equity and purchase of property and equipment. As at May 31, 2002, the Company was in breach of certain covenants. Subsequently, the lender did not demand repayment of term loans due on demand.

7. Promissory note due on demand

	2002	*2001*
Promissory note payable on demand to a shareholder of the Company, payable in monthly instalments of $5,943 including interest at 10.00%, due November 2003, unsecured	**99,276**	157,999
Less: current portion of promissory note due on demand	**(64,595)**	(58,723)
Less: promissory note due on demand	**34,681**	-
	-	99,276

Principal repayments on the promissory note due on demand are as follows:

2003	64,595
2004	34,681

Although the promissory note is due on demand, the shareholder has indicated he will accept repayment terms as stated.

Included in interest on term loans due on demand is $12,588 (2001 - $17,926) of interest paid to the shareholder on the promissory note due on demand.

8. Payable to shareholders

Advances from shareholders of $8,094,884 (2001 - $6,012,684) are secured by general security agreements over all Company assets, are non-interest bearing and without set terms of repayment. The remaining advances are unsecured. The shareholders have agreed that $398,000 will be repaid during the next fiscal year and the shareholders have not demanded repayment of the remaining balance. Accordingly, the balance of the advances have been classified as long term.

9. Deferred revenue

The Company has a five year rental contract for drilling rig #15. During the year, the Company received $1,000,000 as prepayment of its contractual obligation. This amount is recognized as revenue based on operating days worked during the year. In the current year $183,801 was recognized as revenue.

10. Advances from affiliate

Advances from CK-2 Holdings Ltd., the parent company of J.S.E. Holdings Ltd., are non-interest bearing with no terms of repayment and are unsecured. The affiliate has waived the right to demand repayment of the advances during the upcoming fiscal period and accordingly the advances have been classified as long-term.

11. Preferred shares

Authorized share capital includes an unlimited number of Class B non-voting preferred shares. The shares are entitled to non-cumulative dividends to a maximum of 10% of redemption value (determined annually by the directors), redeemable by the Company for $973 per share, retractable by the holder. At May 31, 2002, 1,000 Class B shares were issued and outstanding (2001 - 1,000 shares).

During the year, dividends of $3,076 (2001 - $54,124) were paid to the holders of preferred shares. The combined statement of earnings reflects these dividends as an expense in the current year, net of related refundable taxes of nil (2001 - $8,456).

12. Share capital

	2002	*2001*
Authorized		
Jade Drilling Inc.:		
Unlimited number of Class A common voting shares		
J.S.E. Holdings Ltd.:		
Unlimited number of Class A common voting shares		
Unlimited number of Class B common non-voting shares		
285558 Alberta Ltd.:		
Unlimited number of Class A common voting shares		
Unlimited number of Class B common non-voting shares		
Issued		
Jade Drilling Inc.:		
100 Class A shares	**100**	100
J.S.E. Holdings Ltd.:		
1 Class A shares	**250**	250
1,000 Class B shares	**100**	100
	350	350
285558 Alberta Ltd.:		
1 Class A share	**1**	1
276,747 Class B shares	**276,747**	276,747
	276,748	276,748
	277,198	277,198

13. Income taxes

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	2002	*2001*
Enacted federal and provincial corporate tax rates	**40.71%**	43.87%
Expected provision for income taxes based on the above rates	**443,862**	860,628
Increase resulting from:		
Non-deductible items and permanent differences	**11,727**	38,229
Capital taxes	**30,374**	17,762
Differences arising from change in substantively enacted rates and other	**71,429**	32,265
Actual provision for income taxes	**557,392**	948,884

14. Group retirement savings plan

Jade Drilling Inc. commenced a group retirement savings plan for its rig managers and administrative employees on October 1, 2001. The plan is being accounted for in accordance with the defined contribution method of accounting. The expense for the year ended May 31, 2002 is $90,927.

15. Financial instruments

The Company, as part of its operations, carries a number of financial instruments including cash and cash equivalents, term deposits, accounts receivable, investments, accounts payable and accruals, bonuses payable, term loans due on demand, promissory note due on demand, payable to shareholders, advances from affiliate and preferred shares. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk arise when a group of customers have a similar characteristic, such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. The Company has significant reliance on customers in the oil and gas industry and therefore its accounts receivable are subject to credit risk. The Company attempts to minimize this risk by restricting services to those customers deemed credit worthy. At May 31, 2002, 77% of the Company's accounts receivable were owed by five customers (84% from six customers in 2001).

13. Financial instruments *(Continued from previous page)*

Fair value of financial instruments

The carrying amount of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accruals and bonuses payable approximates their fair value due to the short-term maturities of these items.

The fair value of the Company's investments in publicly traded securities are based on quoted market prices where available, or on prices for similar investments.

Canadian generally accepted accounting principles require the disclosure of fair value information for all financial instruments, except in cases where time and cost constraints make such information too difficult to reliably determine. Because relevant and reliable fair value information was not obtainable, the Company has not disclosed fair value information for payable to shareholders, advances from affiliate and preferred shares.

The fair value of the Company's fixed rate term loans due on demand and promissory note due on demand approximate their carrying value, as the rates are representative of prevailing market rates. The fair value of the Company's floating rate term loan due on demand approximates its carrying value as the interest rate fluctuates with prime.

Interest rate risk

One of the Company's term loans due on demand (Note 6) bears interest which fluctuates with the prime interest rate, thus exposing the Company to interest rate fluctuations.

16. Operating facilities

At May 31, 2002, the Company had a revolving loan facility totaling $4 million, none of which was drawn. Any draws are due on demand and bear interest at prime plus 0.75%.

At May 31, 2002, the Company also had a standby term facility $2.5 million, none of which was drawn. Any draws are due on demand and bear interest at prime plus 1.25%.

17. Comparative figures

In the current year, a Canada Customs and Revenue Agency audit resulted in an adjustment to certain asset classifications for income tax purposes. As a result, depreciation for income tax purposes was reassessed for the previous two fiscal years. The corresponding accounting charge has been applied retroactively and has the effect of increasing current income taxes payable and decreasing deferred income taxes payable at May 31, 2001 by $116,082 and increasing the current income tax expense and decreasing deferred income tax expense by $40,150 for the year then ended. The change has no impact on shareholders' equity at May 31, 2001 or net earnings for the year then ended.

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted in the current year.

18. Subsequent event

Subsequent to August 31, 2004, the Company entered into an agreement to sell substantially of its drilling assets to Trinidad Drilling Ltd. ("Trinidad") for total consideration of $87,600,000. Completion of the transaction is subject to Trinidad obtaining financing no later than November 15, 2004.

On November 2, 2004, Trinidad Energy Services Income Trust (the "Trust") filed a short form prospectus relating to the offering of units of the Trust (the "Offering"). The net proceeds of this Offering will be used to finance the transaction noted above.

Should this sale occur, virtually all of the non-current liabilities will be settled within twelve months of August 31, 2004.

	2002	2001 (Restated - Note 17)
Amortization - camps	**196,498**	183,330
Amortization - rigs	**2,449,618**	1,454,314
Camp rentals, repairs, catering	**640,797**	790,046
Employee benefits	**798,718**	728,076
Equipment rental	**439,811**	474,505
Fuel	**1,875,210**	2,405,090
Insurance	**201,027**	133,022
Miscellaneous	**345,771**	216,632
Repairs and maintenance	**4,393,771**	5,118,970
Rig moves	**167,900**	201,582
Taxes and licenses	**86,336**	95,502
Transporting equipment	**237,388**	284,547
Travel and subsistence	**2,448,116**	2,280,631
Turnkey	**1,627**	6,985
Wages	**10,650,983**	10,067,117
	24,933,571	24,440,349

Jade Group of Companies

Schedule 2 - Combined Schedule of General and Administrative Expenses

For the year ended May 31, 2002

	2002	*2001 (Restated - Note 17)*
Advertising and promotion	**126,180**	84,799
Amortization	**213,466**	214,168
Automotive	**78,443**	57,337
Bad debts recovery	**-**	(38,501)
Business taxes and licences	**29,910**	37,054
Communications	**26,983**	18,317
Consulting fees	**11,030**	10,888
Insurance	**81,696**	103,074
Interest and bank charges	**85,137**	87,445
Interest on term loans due on demand	**301,306**	211,648
Office	**191,835**	82,942
Professional fees	**34,576**	32,225
Rental	**15,341**	9,686
Salaries, wages and benefits	**1,934,013**	1,576,145
Shop and yard	**146,872**	113,490
Travel and entertainment	**13,127**	7,597
	3,289,915	2,608,314

Jade Group of Companies
Combined Financial Statements
August 31, 2004
(Unaudited)

To the Directors of Jade Group of Companies:

We have reviewed the combined balance sheet of Jade Group of Companies as at August 31, 2004 and the combined statements of earnings and retained earnings, cash flows and related schedules for the three month period then ended. Our review was made in accordance with Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these combined financial statements.

Nothing has come to our attention that causes us to believe that these combined financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta

Meyers Norris Penny LLP

October 21, 2004
(Except as to note 15, which is as of November 2, 2004)

Chartered Accountants

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

Jade Group of Companies
Combined Balance Sheet
As at August 31, 2004
(Unaudited)

	August 31 2004	*May 31 2004*
Assets		
Current		
Cash and cash equivalents *(Note 3)*	**1,982,333**	8,802,614
Term deposits	**132,850**	130,968
Accounts receivable	**9,408,834**	4,833,740
Income taxes recoverable	**821**	-
Prepaid expenses and deposits	**364,335**	466,585
	11,889,173	14,233,907
Investments (market value $143,380; May 31, 2004 - $154,800)	**44,001**	44,001
Property and equipment *(Note 4)*	**27,326,069**	25,081,166
Cash surrender value of life insurance	**97,089**	97,089
	39,356,332	39,456,163

Continued on next page

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Balance Sheet
As at August 31, 2004
(Unaudited)

	August 31 *2004*	*May 31* *2004*
Liabilities		
Current		
Bank indebtedness *(Note 5)*	**150,000**	-
Accounts payable and accruals	**3,621,348**	5,015,444
Income taxes payable	**-**	11,814
Employee profit sharing plan payable	**10,073,000**	8,559,000
Bonuses payable	**-**	19,000
Current portion of long-term debt *(Note 6)*	**961,050**	1,141,380
Current portion of payable to shareholders *(Note 7)*	**1,300,000**	1,300,000
	16,105,398	16,046,638
Term loans due on demand *(Note 6)*	**-**	82,808
	16,105,398	16,129,446
Long-term debt *(Note 6)*	**74,710**	40,577
Payable to shareholders *(Note 7)*	**12,563,552**	12,910,250
Deferred revenue *(Note 8)*	**309,032**	309,032
Advances from affiliate *(Note 9)*	**443,000**	443,000
Future income taxes *(Note 12)*	**3,311,775**	3,281,775
Preferred shares *(Note 10)*	**973,000**	973,000
	33,780,467	34,087,080
Shareholders' Equity		
Share capital *(Note 11)*	**277,198**	277,198
Retained earnings	**5,298,667**	5,091,885
	5,575,865	5,369,083
	39,356,332	39,456,163

Approved on behalf of the board

(signed) Brian Banks **(signed) Craig Banks**

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Earnings and Retained Earnings
For the 3 months ended August 31, 2004
(Unaudited)

	3 Months Ended 2004	*3 Months Ended 2003*
Rig and camp revenue	**10,620,133**	11,797,909
Rig and camp expenses *(Schedule 1)*	**8,296,608**	8,968,218
Gross margin	**2,323,525**	2,829,691
Gross margin as a percentage of rig and camp revenue	*21.9%*	*24.0%*
General and administrative expenses *(Schedule 2)*	**769,451**	619,934
Earnings from operations	**1,554,074**	2,209,757
Other income (expense)		
Interest	**10,927**	5,193
Foreign exchange loss	**(2,588)**	-
Management bonuses	**(4,500)**	(4,500)
Employee profit sharing plan	**(1,514,000)**	(2,439,813)
Other income	**83,970**	3,000
Gain on disposal of property and equipment	**108,899**	28,677
	(1,317,292)	(2,407,443)
Earnings (loss) before income taxes	**236,782**	(197,686)
Provision for (recovery of) income taxes *(Note 12)*		
Current	-	-
Future	**30,000**	(63,938)
	30,000	(63,938)
Net earnings (loss)	**206,782**	(133,748)
Retained earnings, beginning of period	**5,091,885**	4,505,506
Retained earnings, end of period	**5,298,667**	4,371,758

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Cash Flows
For the 3 months ended August 31, 2004
(Unaudited)

	3 Months Ended 2004	*3 Months Ended 2003*
Cash provided by (used for) the following		
Operating activities		
Cash received from customers	**6,129,012**	7,577,791
Cash paid to suppliers	**(5,441,929)**	(3,071,477)
Cash paid to employees	**(4,100,625)**	(4,925,795)
Interest received	**10,927**	5,193
Interest paid	**(12,673)**	(25,902)
Income taxes paid	**(12,635)**	(8,968)
	(3,427,923)	(431,222)
Financing activities		
Repayment of term loans due on demand	**(277,577)**	(171,372)
Advances of long-term debt	**57,754**	-
Repayment of long-term debt	**(9,182)**	(780,318)
Advances from shareholders	**3,302**	-
Repayment of advances from shareholders	**(350,000)**	(111,162)
Repayment of promissory note payable	**-**	(17,134)
	(575,703)	(1,079,986)
Investing activities		
Purchases of property and equipment	**(3,089,773)**	(303,564)
Proceeds on disposal of property and equipment	**125,000**	28,667
Investment in term deposits	**(1,882)**	-
	(2,966,655)	(274,887)
Decrease in cash resources	**(6,970,281)**	(1,786,095)
Cash resources, beginning of period	**8,802,614**	2,775,860
Cash resources, end of period	**1,832,333**	989,765
Cash resources are comprised of:		
Cash and cash equivalents *(Note 3)*	**1,982,333**	1,689,765
Bank indebtedness	**(150,000)**	(700,000)
	1,832,333	989,765

The accompanying notes are an integral part of these financial statements

1. Nature of operations

Jade Group of Companies (the "Company") consists of Jade Drilling Inc., J.S.E. Holdings Ltd., and 285558 Alberta Ltd. The Company's primary business is the drilling of oil and gas wells and the rental of camp units in Western Canada.

The combined financial statements include the accounts of the above entities which are controlled, directly or indirectly, through common ownership.

2. Accounting policies

The combined interim financial statements follow the same accounting policies and methods as the May 31, 2004 annual financial statements and have been prepared in accordance with Canadian generally accepted accounting principles, including the following significant accounting policies:

Cash and cash equivalents

Cash resources include cash and marketable securities with terms to maturity of three months or less.

Term deposits

Term deposits have a maturity of greater than three months and are recorded at the lower of cost and market value.

Investments

Long-term investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. Drilling rigs have a salvage value of $400,000.

	Method	Rate
Buildings	straight-line	2.5 %
Automotive equipment	declining balance	30 %
Computer equipment	declining balance	20 %
Drilling rigs and equipment	declining balance & straight-line	10-20 %
Other equipment	declining balance	20 %
Camp units	declining balance & straight-line	10-30 %

In the year property and equipment are acquired and put into use, amortization is taken at one-half of the above rates. No amortization is recorded in the year of disposal.

2. Accounting policies *(Continued from previous page)*

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Rig revenue is accounted for under the percentage of completion method prorated on operating days. When a loss on a contract can be reasonably estimated, the estimated amount of the loss is charged to income for the period.

Contract revenue for rental contracts are deferred over the term of the contract. Revenue is realized based on the number of days the related rig is in operation in the period, over the total number of days the rig is contracted.

Measurement uncertainty (use of estimates)

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Amortization is based on management's estimate of the useful lives of property and equipment. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where necessary. The accrual for employee profit sharing plan and future income taxes have been estimated at the end of the period based on results of operations to date.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Segmented information

Management regards the current activities of the Company as all being conducted in one operating segment, that being services to the oil and gas industry. All activities and property and equipment of the Company are located in one geographic segment, that being Canada. Accordingly no additional segment disclosure is required.

3. Cash and cash equivalents

	August 31 2004	*May 31 2004*
Cash	**462,904**	7,285,501
Money market funds	**1,519,429**	1,517,113
	1,982,333	8,802,614

4. Property and equipment

	Cost	*Accumulated amortization*	*August 31 2004 Net book value*	*May 31 2004 Net book value*
Land	**177,352**	**-**	**177,352**	177,352
Buildings	**1,301,667**	**183,264**	**1,118,403**	1,093,997
Automotive equipment	**920,806**	**253,143**	**667,663**	291,612
Computer equipment	**15,499**	**14,922**	**577**	607
Drilling rigs and equipment	**47,580,834**	**24,164,080**	**23,416,754**	18,902,066
Other equipment	**724,589**	**501,404**	**223,185**	260,631
Camp units	**2,909,063**	**1,186,928**	**1,722,135**	1,784,710
	53,629,810	**26,303,741**	**27,326,069**	22,510,975
Drilling rigs under construction	**-**	**-**	**-**	2,570,191
	53,629,810	**26,303,741**	**27,326,069**	25,081,166

5. Operating facilities

At August 31, 2004, the Company had a revolving loan facility totalling $4 million, $150,000 of which was drawn at August 31, 2004. Draws are due on demand and bear interest at prime plus 0.65%.

The Company also had two variable rate loan facilities totalling $6 million, neither of which were drawn. Any draws are due on demand and bear interest at prime plus 0.75%.

6. Long-term debt

	August 31 2004	*May 31 2004*
Demand loan payable in monthly instalments of $96,750 including interest at prime plus 0.75%, due June 2005	**933,069**	1,210,647
General Motors Acceptance Corporation loan payable in monthly instalments of $1,128, non-interest bearing, secured by automotive equipment with a net book value of $42,418, due May 2008	**50,781**	54,118
General Motors Acceptance Corporation loan payable in monthly instalments of $1,203, non-interest bearing, secured by automotive equipment with a net book value of $48,727, due April 2008	**51,910**	-
	1,035,760	1,264,765
Less: current portion of long-term debt	**961,050**	1,141,380
Less: term loans due on demand	**-**	82,808
	74,710	40,577

6. Long-term debt *(Continued from previous page)*

Principal repayments on long-term debt in each of the next four years, assuming all term debt is subject to contractual terms of repayment, are estimated as follows:

2005	961,050
2006	27,980
2007	27,980
2008	18,750

The term loan due on demand is secured by:

(a) a general security agreement covering all assets of the Company;
(b) a $950,000 debenture providing a first fixed charge on land with a recorded value of $177,352 and buildings with a net book value of $1,118,403, and a floating charge over all other existing and future acquired real property;
(c) postponements of claim by the common shareholders of Jade Drilling Inc.;
(d) an assignment of insurance covering the Company's drilling equipment; and
(e) an assignment of life insurance on the lives of the common shareholders of Jade Drilling Inc.

The term loan due on demand is subject to certain financial covenants with respect to working capital, debt to equity ratios, debt service ratios, reduction of shareholders' equity and the purchase of property and equipment. These covenants were adhered to at August 31, 2004.

7. Payable to shareholders

Advances from shareholders of $11,015,492 (May 31, 2004 - $11,362,190) are secured by general security agreements over all Company assets, are non-interest bearing and without set terms of repayment. The remaining advances are unsecured. The shareholders have agreed that $1,300,000 will be repaid during the next twelve months and the shareholders have waived the right to demand repayment of the remaining balance. Accordingly, the balance of the advances have been classified as long term.

8. Deferred revenue

The Company has a five year rental contract for drilling rig #15. In 2002, the Company received $1,000,000 as prepayment of its contractual obligation. This amount is recognized as revenue based on the number of operating days worked during the period. In the current period, $ nil (2003 - $59,813) was recognized as revenue.

9. Advances from affiliate

Advances from CK-2 Holdings Ltd., the parent company of J.S.E. Holdings Ltd., are non-interest bearing with no set terms of repayment and are unsecured. The affiliate has waived the right to demand repayment of the advances during the upcoming fiscal period and accordingly the advances have been classified as long-term.

10. Preferred shares

Authorized share capital includes an unlimited number of Class B non-voting preferred shares. The shares are entitled to non-cumulative dividends to a maximum of 10% of redemption value (determined annually by the directors), redeemable by the Company for $973 per share, retractable by the holder. At August 31, 2004, 1,000 Class B shares were issued and outstanding (May 31, 2004 - 1,000 shares).

11. Share capital

	August 31 **2004**	*May 31* *2004*
Authorized		
Jade Drilling Inc.:		
Unlimited number of Class A voting common shares		
J.S.E. Holdings Ltd.:		
Unlimited number of Class A voting common shares		
Unlimited number of Class B non-voting common shares		
285558 Alberta Ltd.:		
Unlimited number of Class A voting common shares		
Unlimited number of Class B non-voting common shares		
Issued		
Jade Drilling Inc.:		
100 Class A shares	**100**	100
J.S.E. Holdings Ltd.:		
1 Class A share	**250**	250
1,000 Class B shares	**100**	100
	350	350
285558 Alberta Ltd.:		
1 Class A share	**1**	1
276,747 Class B shares	**276,747**	276,747
	276,748	276,748
	277,198	277,198

12. Income taxes

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	3 months 2004	*3 months 2003*
Enacted federal and provincial corporate tax rates	**33.62%**	36.62%
Expected provision for (recovery of) income taxes based on the above rates	**79,606**	(72,393)
Increase (decrease) resulting from:		
Non-deductible items and permanent differences	**15,297**	7,204
Differences arising from changes in substantively enacted rates and other	**(64,903)**	(10,511)
Actual provision for income taxes	**30,000**	(63,938)

Temporary differences amounting to $9,769,515 (2003 - $8,212,236) relate to differences between the accounting and tax basis of property and equipment.

13. Group retirement savings plan

Jade Drilling Inc. has a group retirement savings plan for its rig managers and administrative employees. The plan is accounted for in accordance with the defined contribution method of accounting. The expense for the period ended August 31, 2004 is $20,282 (2003 - $18,437).

14. Financial instruments

The Company as part of its operations carries a number of financial instruments including cash and cash equivalents, term deposits, accounts receivable, investments, bank indebtedness, accounts payable and accruals, bonuses payable, employee profit sharing plan payable, long-term debt, payable to shareholders, advances from affiliate and preferred shares. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk arise when a group of customers have a similar characteristic, such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. The Company has significant reliance on customers in the oil and gas industry and, therefore, its accounts receivable are subject to credit risk. The Company attempts to minimize this risk by restricting services to those customers deemed credit worthy. At August 31, 2004, 71% of the Company's accounts receivable were owed by eight customers (85% from eight customers at May 31, 2004).

14. Financial instruments *(Continued from previous page)*

Fair value of financial instruments

The carrying amount of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accruals, bonuses payable and employee profit sharing plan payable approximates their fair value due to the short-term maturities of these items.

The fair value of the Company's investments in publicly traded securities are based on quoted market prices where available, or on prices for similar investments.

Canadian generally accepted accounting principles require the disclosure of fair value information for all financial instruments, except in cases where time and cost constraints make such information too difficult to reliably determine. Because relevant and reliable fair value information was not obtainable, the Company has not disclosed fair value information for payable to shareholders, advances from affiliate and preferred shares.

The fair value of the Company's bank indebtedness and floating rate term loan due on demand approximates their carrying values as the interest rate fluctuates with prime. The fair value of the Company's non-interest bearing loans is estimated at $90,000 (May 31, 2004 - $48,030) using discounted cash flows based upon chartered bank current rates for similar borrowing arrangements.

Interest rate risk

The Company's term loan due on demand (Note 6) and bank indebtedness (Note 5) bear interest which fluctuates with the prime interest rate, thus exposing the Company to interest rate fluctuations.

15. Subsequent event

Subsequent to August 31, 2004, the Company entered into an agreement to sell substantially of its drilling assets to Trinidad Drilling Ltd. ("Trinidad") for total consideration of $87,600,000. Completion of the transaction is subject to Trinidad obtaining financing no later than November 15, 2004.

On November 2, 2004, Trinidad Energy Services Income Trust (the "Trust") filed a short form prospectus relating to the offering of units of the Trust (the "Offering"). The net proceeds of this Offering will be used to finance the transaction noted above.
Should this sale occur, virtually all of the non-current liabilities will be settled within the next twelve months.

Jade Group of Companies

Schedule 1 - Combined Schedule of Rig and Camp Expenses

For the 3 months ended August 31, 2004

(Unaudited)

	3 Months Ended **2004**	*3 Months Ended* *2003*
Amortization - camp units	**46,474**	43,276
Amortization - rigs	**703,187**	945,438
Camp rentals, repairs, catering	**105,751**	1,019
Employee benefits	**195,958**	247,347
Equipment rental	**101,337**	258,949
Fuel	**569,116**	392,320
Insurance	**68,442**	59,642
Miscellaneous	**178,805**	64,326
Repairs and maintenance	**1,790,242**	1,620,108
Rig moves	**44,850**	-
Taxes and licenses	**24,208**	21,667
Transporting equipment	**77,011**	45,178
Travel and subsistence	**900,043**	965,952
Wages	**3,491,184**	4,302,996
	8,296,608	8,968,218

Jade Group of Companies

Schedule 2 - Combined Schedule of General and Administrative Expenses

For the 3 months ended August 31, 2004
(Unaudited)

	3 Months Ended **2004**	*3 Months Ended* *2003*
Advertising and promotion	**39,736**	29,328
Amortization	**79,108**	80,929
Automotive	**12,119**	24,901
Business taxes and licenses	**28,217**	21,908
Communications	**9,341**	7,281
Consulting fees	**3,826**	1,539
Insurance	**42,381**	13,667
Interest and bank charges	**1,627**	2,684
Interest on long-term debt and term loans due on demand	**12,673**	25,902
Office	**66,355**	23,348
Professional fees	**36,814**	2,101
Rental	**2,100**	-
Salaries, wages and benefits	**389,983**	324,952
Shop and yard	**39,402**	45,777
Travel and entertainment	**5,769**	15,617
	769,451	619,934

FINANCIAL STATEMENTS OF WILSON DRILLING LTD.

1. Unaudited financial statements of Wilson Drilling Ltd. as at and for the six month period ended June 30, 2004.

Unaudited Consolidated Financial Statements

Wilson Drilling Ltd.

June 30, 2004

Wilson Drilling Ltd.

CONSOLIDATED BALANCE SHEETS

As at
(Unaudited)

	June 30, 2004 $	December 31, 2003 $
ASSETS *[note 3]*		
Current		
Cash	—	854,302
Accounts receivable *[note 4]*	**3,964,252**	3,177,921
Prepaid expenses	**96,976**	63,903
	4,061,228	4,096,126
Drilling rigs and equipment	**18,955,185**	12,121,388
Deferred development costs	**500,000**	500,000
Deferred charges	**103,336**	121,382
Investment	**25,000**	25,000
	23,644,749	16,863,896
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank overdraft	**931,782**	—
Accounts payable and accrued liabilities	**6,545,256**	1,478,944
Income taxes payable	—	147,133
Current portion of bank term loan *[note 3]*	**5,512,500**	1,575,000
Current portion of obligation under capital lease	**730,561**	700,060
Loans from related parties *[note 4]*	**5,368,611**	—
Deferred revenue	—	1,503
	19,088,710	3,902,640
Loans from related parties *[note 4]*	—	3,279,411
Obligation under capital lease	**1,851,729**	2,186,855
Bank term loan *[note 3]*	—	4,725,000
Future income taxes	**1,462,751**	1,527,441
	3,314,480	**11,718,707**
Shareholders' equity		
Share capital	**20**	20
Retained earnings	**1,241,539**	1,242,529
	1,241,559	1,242,549
	23,644,749	16,863,896

See accompanying notes.

On behalf of the Board:

(signed) "Kerry Wilson" (signed) "Clayton Riddell"

Director Director

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

Six months ended June 30,
(Unaudited)

	2004 $	2003 $
Revenue		
Rigs charges	**5,992,102**	4,452,236
Other	**210,800**	196,363
	6,202,902	4,648,599
Cost of operations		
Rigs operating	**4,267,010**	2,594,656
Gross margin	**1,935,892**	2,053,943
Expenses		
Depreciation	**967,646**	894,046
Interest	**400,567**	194,719
Administrative	**629,781**	356,587
Loss on disposal of equipment	**38,636**	—
	2,036,630	1,445,352
Income (loss) before income taxes	**(100,738)**	608,591
Income taxes (recovery)		
Current	**(35,058)**	—
Future	**(64,690)**	234,400
	(99,748)	234,400
Net income (loss) for the period	**(990)**	374,191
Retained earnings, beginning of period	**1,242,529**	2,059,603
Retained earnings, end of period	**1,241,539**	2,433,794

See accompanying notes.

Wilson Drilling Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended June 30,
(Unaudited)

	2004 $	2003 $
Cash flows from operating activities		
Net income (loss) for the period	**(990)**	374,191
Add non-cash items:		
Depreciation	**967,646**	894,046
Future income tax expense (recovery)	**(64,690)**	234,400
Loss on disposal of equipment	**38,636**	—
Amortization of deferred charges	**18,046**	—
	958,648	1,502,637
Change in non-cash working capital	**4,098,272**	(339,219)
	5,056,920	1,163,418
Cash flows from investing activities		
Addition to drilling rigs and equipment	**(8,379,039)**	(7,316)
Investment in subsidiaries	—	(41,873)
Proceeds from sale of equipment	**538,960**	—
	(7,840,079)	(49,189)
Cash flows from financing activities		
Payment of bank term loan	**(787,500)**	(1,000,000)
Increase in loans from related parties	**2,089,200**	309,479
Payment of obligation under capital lease	**(304,625)**	(314,560)
	997,075	(1,005,081)
Increase (decrease) in cash	**(1,786,084)**	109,148
Cash (bank overdraft), beginning of period	**854,302**	(47,791)
Cash (bank overdraft), end of period	**(931,782)**	61,357

See accompanying notes.

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2004

1. NATURE OF OPERATIONS

Wilson Drilling Ltd. (the "Company") was incorporated as a private company on July 18, 1997 under the *Business Corporations Act* (Alberta) and commenced operations in February 1998. Its principal business activities are the operation of oil and gas drilling rigs in Western Canada and the development of drilling site refurbishment equipment.

The Company is subject to fluctuations in the demand for drilling services and therefore interim results are not necessarily indicative of annual results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Company's consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the December 31, 2003 consolidated financial statements.

The consolidated financial statements include the accounts of the Company and its 76.13% owned subsidiary, Invertek Fluid Reclaimers Inc. ("Invertek"). Invertek includes the consolidated accounts of its wholly-owned subsidiaries, Invertek Manufacturing Inc. and Invertek Inc.

3. BANK TERM LOAN

On December 4, 2003, the Company received $6,300,000 in the form of a bank term loan repayable in monthly principal installments of $131,250, bearing interest at prime plus 1.00%, originally maturing in December 2007. Loan proceeds were used to buy out a previous $5,500,000 operating credit facility. A General Security Agreement representing a first floating charge on all present and after acquired property of the Company and a first fixed charge on drilling rigs #1 and #2 and a second charge on drilling rig #3 is pledged as collateral. A Subordination Agreement executed by Paramount Resources Ltd. ("Paramount"), a 50% shareholder of the Company, subordinates all present and future indebtedness of the Company to the bank.

As at June 30, 2004, the Company was in default with respect to meeting financial ratio requirements as part of the covenants to the loan agreement. However, as a result of the sale of its drilling rigs as disclosed in note 5, the Company fully paid this loan on July 27, 2004.

Wilson Drilling Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2004

4. RELATED PARTY TRANSACTIONS AND BALANCES

Loans from related parties

As at June 30, 2004, the Company had shareholder loans in the amount of $5,143,147. The shareholder loans have no fixed terms of repayment, are unsecured and bear interest at bank prime plus two percent per annum. During the six months ended June 30, 2004 the Company paid $89,200 in interest. As a result of the sale of the drilling rigs as disclosed in note 5, the Company fully repaid this loan on July 27, 2004.

As at June 30, 2004, the Company also had a loan in the amount of $225,464 from Shehtah Wilson Drilling Partnership ("Shehtah"), a partnership in which the Company has a 1% interest and Paramount has a 99% interest. The loan was repaid on July 27, 2004.

Other transactions with related parties

All related party transactions are recorded at their exchange amounts. Balances due to and from related parties at the period end are summarized below:

	As at June 30, 2004			
	Invertek USA $	Shehtah $	Paramount $	Total $
Accounts receivable	**5,365**	**763,827**	**785,355**	**1,554,547**
Accounts payable and accrued liabilities	—	—	**1,504**	**1,504**

Transactions with related parties during the period are summarized below:

	Six months ended June 30, 2004		
	Paramount $	Shehtah $	Total $
Revenue	**1,824,546**	**368,966**	**2,193,512**
Interest expense	**89,200**	—	**89,200**
Operating and administration expense recovery	**481,831**	**740,306**	**1,222,137**

	Six months ended June 30, 2003		
	Paramount $	Shehtah $	Total $
Revenue	2,629,972	157,033	2,787,005

Operating and administration expense recovery	—	288,059	288,059

Paramount is a 50% shareholder of the Company. Invertek USA is owned by an employee of Invertek. During the six months ended June 30, 2004 and 2003, the Company earned management fees and recovered operating and administrative expenses as a result of a management agreement with Shehtah.

5. SUBSEQUENT EVENTS

On July 7, 2004, the Company entered into an agreement with a third party to sell substantially all its drilling rigs. This sale transaction closed on July 27, 2004 and resulted in a cash proceeds of $19.2 million and receipt of exchangeable shares of the acquirer valued at $12.8 million.

In a resolution of the shareholders dated August 10, 2004, it was resolved that the Company change its name to 747706 Alberta Ltd.

CERTIFICATE OF THE TRUST AND THE PROMOTER

Dated: November 2, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

TRINIDAD ENERGY SERVICES INCOME TRUST
by Trinidad Drilling Ltd.

By: (signed) Michael E. Heier
Chairman and Chief Executive Officer

By: (signed) Brent J. Conway
Chief Financial Officer

On behalf of the Board of Directors of Trinidad Drilling Ltd.

By: (signed) Grant Abbott
Director

By: (signed) Naveen Dargan
Director

THE PROMOTER
TRINIDAD DRILLING LTD.

By: (signed) Michael E. Heier
Chairman and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: November 2, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RAYMOND JAMES LTD.

By: (signed) Jason Holtby

CIBC WORLD MARKETS INC.

By: (signed) Arthur Korpach

TD SECURITIES INC.

By: (signed) Gregory B. Saksida

HAYWOOD SECURITIES INC.

By: (signed) David McGorman

FIRST ASSOCIATES INVESTMENTS INC.

By: (signed) John M. Peltier

DESJARDINS SECURITIES INC.

By: (signed) Jake A. Herman

DUNDEE SECURITIES CORPORATION

By: (signed) Ali A. Bhojani

FIRSTENERGY CAPITAL CORP.

By: (signed) Hugh R. Sanderson

Macleod Dixon LLP
Lawyers
Calgary Toronto Moscow
Almaty/Atyrau Caracas Rio de Janeiro

Our File: 194373

November 3, 2004

TRANSMITTED VIA SEDAR

The securities regulatory authorities
in each of the provinces of Canada

Dear Sirs:

Re: Trinidad Energy Services Income Trust - Short Form Prospectus dated November 2, 2004

We refer to the short form prospectus of Trinidad Energy Services Income Trust dated November 2, 2004 (the "Prospectus") relating to the offering of 8,449,198 Trust Units for aggregate gross proceeds of $79,000,001. Capitalized terms have the meanings ascribed thereto in the Prospectus unless otherwise defined herein.

We hereby consent to the references to our firm's name on the cover page and under the heading "Interests of Experts" and to the references to our firm's name and our opinions under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to in the Prospectus or that are within our knowledge as a result of the services performed by us in connection with our opinions referred to therein.

Yours truly,

(Signed) ***MACLEOD DIXON LLP***

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

Reference: 84185/53

November 2, 2004

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Justice Securities Administration, New Brunswick
Securities Division, Department of Justice - Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Dear Sirs/Mesdames:

RE: Short Form Prospectus of Trinidad Energy Services Income Trust (the "Trust")

We refer to the final short form prospectus dated November 2, 2004 (the "Prospectus") of the Trust relating to the offering of 8,449,198 trust units of the Trust.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the heading "Interests of Experts" and to the use of our firm name and reference to our opinions under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment", all as contained in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions set forth above or that is within our knowledge as a result of the services we performed in connection with our opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours very truly,

(signed)
Blake, Cassels & Graydon LLP

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. (403) 509-7500
Direct Fax (403) 781-1825

To the Various Securities Regulatory Authorities
of the Provinces of Canada

Dear Sirs:

Re: Trinidad Energy Services Income Trust

We refer to the prospectus of Trinidad Energy Services Income Trust (the "Trust") dated November 2, 2004 relating to the sale and issue of 8,449,198 trust units of the Trust ("Trust Units") at an offering price of $9.35 per Trust Unit (the "Prospectus").

We consent to the incorporation by reference in the Prospectus of our report dated March 16, 2004 to the unitholders of Trinidad Energy Services Income Trust (the "Trust") on the following financial statements of the Trust:

- Consolidated balance sheets as at December 31, 2003 and 2002;
- Consolidated statements of operations and accumulated earnings and cash flows for the years then ended.

We also consent to the inclusion of our compilation report dated November 2, 2004 on the Trust's unaudited pro forma consolidated financial statements included in the Prospectus.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
November 2, 2004

S:\DPData\WDP\Trinidad\Trinidad-Project Rock\Trinidad Consent.doc

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. (403) 509-7500
Direct Fax (403) 781-1825

To the Various Securities Regulatory Authorities
of the Provinces of Canada

Dear Sirs:

Re: Trinidad Energy Services Income Trust

We refer to the prospectus of Trinidad Energy Services Income Trust (the "Trust") dated November 2, 2004 relating to the sale and issue of 8,449,198 trust units of the Trust ("Trust Units") at an offering price of $9.35 per Trust Unit (the "Prospectus").

We consent to the incorporation by reference in the Prospectus of our report dated February 7, 2003 to the directors of Saturn Drilling Inc. (the "Company") on the following financial statements of the Company:

- Balance sheet as at May 31, 2002;
- Statements of earnings and retained earnings and cash flows for the year then ended.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
November 2, 2004

S:\DPData\WDP\Trinidad\Trinidad-Project Rock\Saturn Trust Consent.doc

November 2, 2004



PRIVATE & CONFIDENTIAL

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs:

JADE DRILLING INC.,
J.S.E. HOLDINGS LTD.,
285558 ALBERTA LTD.
(Collectively defined as the "Company")

We refer to Trinidad Energy Services Income Trust's (the "Trust") short-form prospectus (the "Prospectus") dated November 2, 2004 relating to the issue and sale of 8,449,198 Trust units of the Trust along with an over-allotment option for up to a further 270,000 Trust units of the Trust.

We consent to the use in the Prospectus of our reports dated September 15, 2004, May 28, 2004 and May 28, 2004 (except as to notes on property and equipment and subsequent events which are as of November 2, 2004) to the Company's shareholders on the following financial statements:

> Combined balance sheets as at May 31, 2004, May 31, 2003 and May 31, 2002; and;
> Combined statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended May 31, 2004.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Sincerely,

Meyers Norris Penny LLP

Chartered Accountants

We report that we have read the Prospectus and all information specifically included therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst + Young LLP

Chartered Accountants

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2004-MC-3628

NUMÉRO DE PROJET SÉDAR: 699966

DOSSIER N° : 20865

Objet : Trinidad Energy Services Income Trust
<u>Demande de visa</u>

Vu la demande présentée le 25 octobre 2004;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-101, *Placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Agence nationale d'encadrement du secteur financier*, L.R.Q., c. A-7.03.

En conséquence, l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers ») octroie le :

> visa pour le prospectus simplifié du 2 novembre 2004 de Trinidad Energy Services Income Trust concernant le placement d'un maximum de 8 719 198 parts de fiducie au prix de 9,35 $ la part de fiducie.
>
> Le visa prend effet le 3 novembre 2004.

(s) Eve Poirier
Eve Poirier
Chef du Service du financement des sociétés

EG/pg

Agence nationale d'encadrement du secteur financier
800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 • Télécopieur : (514) 873-6155

FORMULAIRE 51-102F3
DÉCLARATION DE CHANGEMENT IMPORTANT

1. Nom et adresse de la société :

Trinidad Energy Services Income Trust (la *Fiducie*)
600, 540 – 5th Avenue S.W.
Calgary (Alberta) T2P 3B6

2. Date du changement important :

Le 21 octobre 2004

3. Communiqué :

Des communiqués ont été diffusés le 21 octobre 2004.

4. Résumé du changement important :

Le 21 octobre 2004, Trinidad Drilling Ltd. (*Trinidad*) a conclu une convention d'achat d'actifs (la *convention d'achat d'actifs*) avec Jade Drilling Inc., J.S.E. Holdings Ltd. et 285558 Alberta Ltd. (collectivement, le *groupe Jade*), sociétés fermées de l'Alberta sans lien de dépendance avec Trinidad et la Fiducie, aux termes de laquelle Trinidad a convenu d'acquérir la quasi-totalité des actifs de forage du groupe Jade (l'*acquisition Jade*). Le prix d'achat (le *prix d'achat*) qui sera versé au groupe Jade aux termes de la convention d'achat d'actifs est de 87 625 000 $, payable en espèces (la *tranche en espèces*) et au moyen de l'émission de parts de fiducie de la Fiducie (les *parts de fiducie*).

En outre, le 21 octobre 2004, la Fiducie et Trinidad ont conclu une convention d'acquisition ferme avec les preneurs fermes (définie ci-dessous) relativement au placement (le *placement*) de 8 449 198 parts de fiducie, au prix de 9,35 $ la part de fiducie (le *prix d'offre*), pour un produit brut de 79 000 001 $. Le placement sera pris ferme par un syndicat de preneurs fermes dirigé par Raymond James Ltée et comprenant Marchés mondiaux CIBC inc., Valeurs mobilières TD inc., Haywood Securities Inc., Investissements premiers associés Inc., Valeurs mobilières Desjardins inc., Corporation de valeurs mobilières Dundee et FirstEnergy Capital Corp. (collectivement, les *preneurs fermes*). En outre, la Fiducie a accordé aux preneurs fermes une option (l'*option*) visant l'achat, à la clôture, d'un maximum de 270 000 parts de fiducie supplémentaires au prix d'offre.

5. Description complète du changement important :

Le 21 octobre 2004, Trinidad a conclu une convention d'achat d'actifs avec le groupe Jade, aux termes de laquelle Trinidad a convenu de l'acquisition Jade.

Le prix d'achat de 87 625 000 $ est payable au moyen d'une tranche en espèces de 78 862 500 $ et de l'émission de 937 166 parts de fiducie au prix d'offre.

À la clôture de l'opération Jade (la *clôture de l'acquisition Jade*), 8 000 000 $ de la tranche en espèces seront détenus en fiducie par les conseillers juridiques du groupe Jade, à titre de dépôt au cas où des actifs seraient manquants, ne seraient pas en bon état de fonctionnement ou seraient grevés d'une charge. À compter de la date de la clôture de l'opération Jade, Trinidad disposera de

45 jours pour inspecter ces actifs et sera remboursée par prélèvement sur ces 8 000 000 $ de la juste valeur marchande de tout actif manquant, des frais devant être engagés pour remettre tout autre actif en bon état de fonctionnement et du montant requis pour remettre à Trinidad un titre libre et franc sur ces actifs. Le solde de ces 8 000 000 $ sera payé au groupe Jade.

En outre, le 21 octobre 2004, la Fiducie et Trinidad ont conclu une convention d'acquisition ferme avec les preneurs fermes relativement au placement, et ont octroyé l'option aux preneurs fermes.

Le produit net tiré du placement sera utilisé par la Fiducie pour souscrire des billets subordonnés non garantis supplémentaires émis par Trinidad. Trinidad utilisera ces fonds de souscription pour financer la tranche en espèces du prix d'achat de l'acquisition Jade, de même que les fonds qui seront tirés aux termes d'une convention de prêt existante, au besoin.

Il est prévu que la clôture de l'acquisition Jade et celle du placement auront lieu simultanément vers le 10 novembre 2004. La clôture du placement est conditionnelle au respect de toutes les conditions liées à la réalisation de l'acquisition Jade, autres que le paiement du prix d'achat à cet égard. Si le placement ne se réalise pas, l'acquisition Jade ne se réalisera pas.

6. Recours au paragraphe 7.1(2) ou (3) de la Norme canadienne 51-102 :

s.o.

7. Renseignements omis :

Aucun renseignement n'a été omis.

8. Haut dirigeant

On peut joindre Brent J. Conway, chef des services financiers de Trinidad Drilling Ltd., au (403) 265-6525.

9. Date de la déclaration :

Le 28 octobre 2004

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: WEDNESDAY, NOVEMBER 10, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST CONFIRMS CLOSING OF THE JADE ACQUISITION AND $81.5 MILLION FINANCING

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce the following:

Acquisition Closing

Trinidad announces the closing of its previously announced acquisition of substantially all of the assets of Jade Drilling Inc. and its affiliates thereof ("Jade"). Such assets include fourteen (14) drilling rigs, drill pipe, related inventory, spare parts, rig camps and real estate. The purchased rigs include: one single drilling rig with a depth rating of 1100 metres, 3 double drillings rigs with depth ratings of 1600 metres, 5 double drilling rigs with depth ratings of 2000 to 2500 metres, and 5 heavy double drilling rigs with depth ratings of 3000 metres. The $87.6 million purchase price was paid by $79.0 million in cash and by the issuance of $8.6 million in trust units of the Trust to be issued to Jade at a price of $9.35 per trust unit.

Rig Valuation

The fourteen rigs were acquired from Jade at a cost of $71.9 million or $5.1 million per rig. The purchase price also reflects incremental inventory and real estate of $15.7 million. Trinidad has always engaged independent third parties to ensure that the appraised value of any rigs being acquired support the purchase price. The Jade rigs have an approximate fair market value of $73.1 million, and the related inventory and real estate have an approximate fair market value of $17.2 million.

Trust Unit Financing

Concurrently with the closing of the acquisition of Jade's assets, Trinidad closed its previously announced equity financing of 8,449,198 trust units at a price of $9.35 per trust unit plus the underwriters' option of 270,000 trust units at a price of $9.35 for total gross proceeds of $81.5 million. The offering was completed by a syndicate of underwriters led by Raymond James

Ltd. and including CIBC World Markets Inc., TD Securities Ltd., Haywood Securities Inc., First Associates Investments Inc., Desjardins Securities Inc.; Dundee Securities Corporation and FirstEnergy Capital Corp.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the newly acquired Jade rigs and with new rig construction, the Trust has 52 drilling rigs ranging in depths from 1,000 - 5,500 metres. In addition to its drilling rigs, Trinidad has 8 service rigs that have been completely retrofitted and are geographically concentrated in northeastern Alberta. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the oil and gas service company industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265-6525
Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis has been prepared taking into consideration information available to November 9, 2004 and should be read in conjunction with the attached unaudited interim consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust"). This report contains certain forward-looking statements that involved a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.

OVERVIEW

The third quarter of 2004 was significantly impacted by wet conditions that hindered operating activities. The industry as a whole, had lower utilization in the third quarter of 2004 as utilization dropped to 46% from 53% for the third quarter of 2003. Trinidad Drilling achieved an overall utilization of 61% for the third quarter of 2004 as compared to 68% for the third quarter of 2003. On a combined basis Trinidad's rig fleet beat the industry rig utilization by 33% in the third quarter of 2004. During the third quarter, Trinidad completed the Wilson Drilling acquisition which added four deep capacity drilling rigs to Trinidad's fleet and further added to its customer base. The Wilson Drilling rigs further expanded Trinidad's drilling capabilities in an attempt to continue to meet the requirements for drilling services from Trinidad's customer base. Trinidad also took delivery of the first of three new 3,600 metre heavy double drilling rigs which are being built under contract. As a result of the wet operating conditions in the third quarter, exploration projects for most operators have been compressed. The industry as a whole as well as Trinidad will have difficulty completing the proposed drilling programs given current capacity constraints.

RESULTS FROM OPERATIONS

Trinidad's operating results for the third quarter of 2004 reflect lower activity levels from what was experienced in 2003 due to the wet weather conditions. In addition, operating results reflect the overall increase in capacity which has been added through growth from acquisitions and new construction. Revenues for the third quarter of 2004 increased to $30,367,852 as compared to $17,814,703 in 2003. EBITDA increased in the third quarter to $5,474,938 from $4,789,423 in 2003. EBITDA before unit based compensation increased in the third quarter to $8,195,938 ($.21 per unit) from $5,400,423 ($.24 per unit) in 2003. The increased revenue and EBITDA are a result of the additional rigs which have been acquired and the new construction program which were not part of Trinidad's operations for the third quarter of 2003.

For the nine months ended September 30, 2004 revenues have increased to $79,705,430 from $38,231,017 for the same period in 2003. EBITDA increased year-to-date to $16,690,186 from $8,961,752. EBITDA before unit based compensation increased for the same period to $21,664,186 ($.62 per unit) from $9,927,752 ($.60 per unit) in 2003.

CASHFLOW AND EARNINGS

Net income before unit based compensation in the third quarter of 2004 was $4,132,450 ($.11 per unit) as compared to $2,713,692 ($.12 per unit) for the same period in 2003. For the nine months ended September 30, 2004 net income before unit based compensation increased to $10,714,408 ($.31 per unit) from $4,478,416 ($.27 per unit) in 2003. Net income decreased to $1,411,450 ($.04 per unit) as compared to $2,102,692 ($.09 per unit) for the prior year. On a year to date basis net income increased to $5,740,408 ($.16 per unit) from $3,512,416 ($.21 per unit)

Cashflow from operations before changes in non-cash working capital for the third quarter was $7,301,798 ($.19 per unit) as compared to $4,607,787 ($.21 per unit) for the third quarter of 2003. For the nine months ended September 30, 2004 cashflow from operations before changes in non-cash working capital increased to $19,138,009 ($.55 per unit) from $8,288,045 ($.50 per unit) for the same period in 2003.

OPERATING AND G&A EXPENSES

Operating costs for the third quarter were $18,427,594 as compared to $11,249,926 in the same quarter of 2003. On a year-to-date basis operating costs have increased to $49,657,392 from $25,267,166 for the same period in 2003. This increase in operating costs is directly proportional to the increase in revenues attributable to the increase in overall fleet size. As a percentage of revenue, direct operating costs were lower in the third quarter of 2004 and operating margins grew from 37% to 39%. General and administrative expenses for the third quarter of 2004 were $3,744,320 as compared to $1,164,354 for the same period in 2003. For the period ended September 30, 2004 general and administrative expenses increased to $8,383,852 from $3,035,599 for the same period of 2003. The increase in general and administrative expenses relates to the significant capacity added during 2004 and includes the payment of bonuses. As a percentage of revenue, general and administrative expenses for the first nine months were approximately 10.5%.

INCOME TAXES

Trinidad's current tax provision for the third quarter consists of $191,693 relating to current capital taxes owing as compared to capital taxes of $69,051 for 2003. Future income taxes for the third quarter of 2004 were a recovery of $(164,997) as compared to a future income tax of $207,285 for the third quarter of 2003. Increased capital taxes are a direct result of Trinidad's increased capital base. Future taxes have decreased in the third quarter due to the significant expenses related to re-certifications which allowed Trinidad to reduce its capital cost allowance claim in excess of depreciation.

INVESTMENT

Trinidad's investment in capital assets for the third quarter was $46,659,035 including the $32.0 million purchase price paid for the acquisition of Wilson Drilling assets. Trinidad's capital investment is

QUARTERLY PERFORMANCE

($ millions, except per unit amounts)	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	**30.4**	17.1	32.2	24.1	17.8	6.5	13.9	8.3
Net Income before unit based compensation	**4.1**	.0	6.6	3.6	2.7	(.3)	2.1	.5
Per unit diluted	**.11**	.00	.22	.14	.12	(.02)	.20	.05
Net Income	**1.4**	.3	4.0	1.1	2.1	(.7)	2.1	.5
Per unit – basic	**.04**	.01	.14	.04	.10	(.04)	.20	.05
Per unit – diluted	**.04**	.01	.13	.04	.09	(.04)	.19	.05

focused on responding to customer driven demand and capitalizing on market fundamentals and trends. During the third quarter, Trinidad started the construction of three new 3,600 metre heavy double telescopic drilling rigs under contract for its existing customers and closed the acquisition of Wilson Drilling assets. The Wilson rigs are four heavy capacity drilling rigs with depth capacities of 3,000 to 4,700 metres. The acquisition closed on July 27, 2004 along with a $25.0 million bought deal financing. The new rig construction and the acquisitions of the Wilson rigs are being pursued in response to additional customer requests for incremental deep drilling capacity and the positive response to the operational performance of the rigs which were built and delivered in January. Subsequent to the quarter Trinidad announced the acquisition of the assets of Jade Drilling. The acquisition includes 14 rigs together with incremental asset inventory. The acquisition is extremely timely given anticipated activity levels for the last quarter of 2004 and the first quarter of 2005. Trinidad's acquisition and the new construction program have been pursued as part of Trinidad's focused investment strategy. The investment strategy is designed to respond to market opportunities and customer driven investment focused on return on capital.

LIQUIDITY AND RESOURCES

Trinidad's current capital requirements for the remainder of 2004 will be financed through the use of the Trust's existing debt facility and incremental cashflow. In the third quarter, Trinidad's net debt position increased to $45.2 million as compared to $25.9 million in the third quarter of 2003. The increase in net debt is a result of the capitalization of Trinidad's acquisitions using the Trust's debt facility.

During the quarter Trinidad increased its banking facility to a $100 million non-reducing revolving line. The terms of the facility call for Trinidad to make interest payments only on the outstanding debt. This facility was put in place to allow Trinidad the financial flexibility to make capital investments and to pursue its growth strategy. Future capital requirements will be financed by operational cashflow with excess cash allocated between cash distributions, debt reduction, or acquisitions based on opportunities and market conditions.

DISTRIBUTIONS

During the three months ended September 30, 2004 Trinidad generated cash flow from operations of $7,301,798 ($.19 per unit). Cash distributions were set at $.54 per year ($.045 per month) in January 2004 and were increased in March 2004 to $.66 per year ($.055 per month). Distributions were increased again to $.72 per year ($.06 per month) for unitholders of record on July 31, 2004. The distributions paid to unitholders during the first nine months represent a payout ratio of 85% of the cashflow available for distribution. Trinidad's distribution policy is to maintain a payout ratio of 70 – 75% annually. As a result of normal fluctuations in operating activity, this payout ratio may change in any given quarter. Given current fourth quarter expectations, Trinidad anticipates that its year end payout ratio will be approximately 75% of cash available for distribution. The difference between the cash available for distribution and the actual distribution was $.08 per unit. This amount is retained in the company for growth capital expenditures, debt repayment, or incremental distributions. This is further summarized in the table below:

	January 1 – September 30 2004	%
Cash available for distribution per unit	$.55	100%
Actual distribution	$.47	85%
Cash available for growth capital expenditures, debt repayment or incremental distributions	$.08	15%

RISK FACTORS AND RISK MANAGEMENT

The demand, prices and terms for most of our services depend upon the level of activity in the Canadian oil and gas industry. The industry, in turn, depends upon many cyclical factors such as:

- oil and gas prices, including expectations about future prices
- costs of exploring for, producing and delivering oil and gas
- expected rates of decline in current production
- discovery of new oil and gas reserves
- availability of financing
- availability of transportation capacity such as pipelines
- worldwide, North American and Canadian weather conditions

Our operations are also subject to hazards inherent in the oil and gas industry. These include explosions, fires and spills that may cause personal injury or loss of life; damage to or destruction of property, equipment, reservoirs and the environment; as well as interruptions to the operations and claims for lost production or damages.

We manage these risks with a five-pronged approach:

- client satisfaction and relationship building
- adopting and implementing technology
- creation of economic efficiencies
- emphasizing growth and diversification
- safety policies and reporting
- environmental, health and safety policies and reporting

OUTLOOK

Activity levels for the remainder of 2004 are expected to be very strong. The combined impact of high commodity pricing and wet summer conditions has put pressure on oil and gas producers to add production in a compressed time frame. The industry as a whole will be challenged to satisfy the increased requirement for drilling services. Availability of equipment and personnel has caused day rates to increase and created very strong market conditions for drilling contractors. Looking ahead into 2005, first quarter activity again looks very strong. Anticipated high commodity pricing into 2005 and high decline rates will continue to create favourable market conditions for oil and gas services. Trinidad with its acquisition of Jade Drilling and the completion of its new rigs under construction, will enter 2005 with 52 drilling rigs and 8 service rigs. Trinidad Energy Services Income Trust is in a very favourable position to take advantage of these market conditions for the benefit of its unitholders.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. After construction of Trinidad's new drilling rigs, the Trust will have a total of 52 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.





Michael E. Heier
Chairman of the Board
Chief Executive Officer

Brent J. Conway
Chief Financial Officer

For further information please contact:

Michael Heier, Chairman & CEO or Brent Conway, Chief Financial Officer at:
Phone: 403.265.6525 Fax: 403.265.4168
E-mail: twood@trinidaddrilling.com



2004 THIRD QUARTER REPORT

for the period ended September 30, 2004

TRINIDAD

ENERGY SERVICES INCOME TRUST

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis has been prepared taking into consideration information available to November 9, 2004 and should be read in conjunction with the attached unaudited interim consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust"). This report contains certain forward-looking statements that involved a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our forward-looking statements.

OVERVIEW

The third quarter of 2004 was significantly impacted by wet conditions that hindered operating activities. The industry as a whole, had lower utilization in the third quarter of 2004 as utilization dropped to 46% from 53% for the third quarter of 2003. Trinidad Drilling achieved an overall utilization of 61% for the third quarter of 2004 as compared to 68% for the third quarter of 2003. On a combined basis Trinidad's rig fleet beat the industry rig utilization by 33% in the third quarter of 2004. During the third quarter, Trinidad completed the Wilson Drilling acquisition which added four deep capacity drilling rigs to Trinidad's fleet and further added to its customer base. The Wilson Drilling rigs further expanded Trinidad's drilling capabilities in an attempt to continue to meet the requirements for drilling services from Trinidad's customer base. Trinidad also took delivery of the first of three new 3,600 metre heavy double drilling rigs which are being built under contract. As a result of the wet operating conditions in the third quarter, exploration projects for most operators have been compressed. The industry as a whole as well as Trinidad will have difficulty completing the proposed drilling programs given current capacity constraints.

RESULTS FROM OPERATIONS

Trinidad's operating results for the third quarter of 2004 reflect lower activity levels from what was experienced in 2003 due to the wet weather conditions. In addition, operating results reflect the overall increase in capacity which has been added through growth from acquisitions and new construction. Revenues for the third quarter of 2004 increased to $30,367,852 as compared to $17,814,703 in 2003. EBITDA increased in the third quarter to $5,474,938 from $4,789,423 in 2003. EBITDA before unit based compensation increased in the third quarter to $8,195,938 ($.21 per unit) from $5,400,423 ($.24 per unit) in 2003. The increased revenue and EBITDA are a result of the additional rigs which have been acquired and the new construction program which were not part of Trinidad's operations for the third quarter of 2003.

For the nine months ended September 30, 2004 revenues have increased to $79,705,430 from $38,231,017 for the same period in 2003. EBITDA increased year-to-date to $16,690,186 from $8,961,752. EBITDA before unit based compensation increased for the same period to $21,664,186 ($.62 per unit) from $9,927,752 ($.60 per unit) in 2003.

CASHFLOW AND EARNINGS

Net income before unit based compensation in the third quarter of 2004 was $4,132,450 ($.11 per unit) as compared to $2,713,692 ($.12 per unit) for the same period in 2003. For the nine months ended September 30, 2004 net income before unit based compensation increased to $10,714,408 ($.31 per unit) from $4,478,416 ($.27 per unit) in 2003. Net income decreased to $1,411,450 ($.04 per unit) as compared to $2,102,692 ($.09 per unit) for the prior year. On a year to date basis net income increased to $5,740,408 ($.16 per unit) from $3,512,416 ($.21 per unit)

Cashflow from operations before changes in non-cash working capital for the third quarter was $7,301,798 ($.19 per unit) as compared to $4,607,787 ($.21 per unit) for the third quarter of 2003. For the nine months ended September 30, 2004 cashflow from operations before changes in non-cash working capital increased to $19,138,009 ($.55 per unit) from $8,288,045 ($.50 per unit) for the same period in 2003.

OPERATING AND G&A EXPENSES

Operating costs for the third quarter were $18,427,594 as compared to $11,249,926 in the same quarter of 2003. On a year-to-date basis operating costs have increased to $49,657,392 from $25,267,166 for the same period in 2003. This increase in operating costs is directly proportional to the increase in revenues attributable to the increase in overall fleet size. As a percentage of revenue, direct operating costs were lower in the third quarter of 2004 and operating margins grew from 37% to 39%. General and administrative expenses for the third quarter of 2004 were $3,744,320 as compared to $1,164,354 for the same period in 2003. For the period ended September 30, 2004 general and administrative expenses increased to $8,383,852 from $3,035,599 for the same period of 2003. The increase in general and administrative expenses relates to the significant capacity added during 2004 and includes the payment of bonuses. As a percentage of revenue, general and administrative expenses for the first nine months were approximately 10.5%.

INCOME TAXES

Trinidad's current tax provision for the third quarter consists of $191,693 relating to current capital taxes owing as compared to capital taxes of $69,051 for 2003. Future income taxes for the third quarter of 2004 were a recovery of $(164,997) as compared to a future income tax of $207,285 for the third quarter of 2003. Increased capital taxes are a direct result of Trinidad's increased capital base. Future taxes have decreased in the third quarter due to the significant expenses related to re-certifications which allowed Trinidad to reduce its capital cost allowance claim in excess of depreciation.

INVESTMENT

Trinidad's investment in capital assets for the third quarter was $46,659,035 including the $32.0 million purchase price paid for the acquisition of Wilson Drilling assets. Trinidad's capital investment is

QUARTERLY PERFORMANCE

($ millions, except per unit amounts)	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	**30.4**	17.1	32.2	24.1	17.8	6.5	13.9	8.3
Net Income before unit based compensation	**4.1**	.0	6.6	3.6	2.7	(.3)	2.1	.5
Per unit diluted	**.11**	.00	.22	.14	.12	(.02)	.20	.05
Net Income	**1.4**	.3	4.0	1.1	2.1	(.7)	2.1	.5
Per unit – basic	**.04**	.01	.14	.04	.10	(.04)	.20	.05
Per unit – diluted	**.04**	.01	.13	.04	.09	(.04)	.19	.05

focused on responding to customer driven demand and capitalizing on market fundamentals and trends. During the third quarter, Trinidad started the construction of three new 3,600 metre heavy double telescopic drilling rigs under contract for its existing customers and closed the acquisition of Wilson Drilling assets. The Wilson rigs are four heavy capacity drilling rigs with depth capacities of 3,000 to 4,700 metres. The acquisition closed on July 27, 2004 along with a $25.0 million bought deal financing. The new rig construction and the acquisitions of the Wilson rigs are being pursued in response to additional customer requests for incremental deep drilling capacity and the positive response to the operational performance of the rigs which were built and delivered in January. Subsequent to the quarter Trinidad announced the acquisition of the assets of Jade Drilling. The acquisition includes 14 rigs together with incremental asset inventory. The acquisition is extremely timely given anticipated activity levels for the last quarter of 2004 and the first quarter of 2005. Trinidad's acquisition and the new construction program have been pursued as part of Trinidad's focused investment strategy. The investment strategy is designed to respond to market opportunities and customer driven investment focused on return on capital.

LIQUIDITY AND RESOURCES

Trinidad's current capital requirements for the remainder of 2004 will be financed through the use of the Trust's existing debt facility and incremental cashflow. In the third quarter, Trinidad's net debt position increased to $45.2 million as compared to $25.9 million in the third quarter of 2003. The increase in net debt is a result of the capitalization of Trinidad's acquisitions using the Trust's debt facility.

During the quarter Trinidad increased its banking facility to a $100 million non-reducing revolving line. The terms of the facility call for Trinidad to make interest payments only on the outstanding debt. This facility was put in place to allow Trinidad the financial flexibility to make capital investments and to pursue its growth strategy. Future capital requirements will be financed by operational cashflow with excess cash allocated between cash distributions, debt reduction, or acquisitions based on opportunities and market conditions.

DISTRIBUTIONS

During the three months ended September 30, 2004 Trinidad generated cash flow from operations of $7,301,798 ($.19 per unit). Cash distributions were set at $.54 per year ($.045 per month) in January 2004 and were increased in March 2004 to $.66 per year ($.055 per month). Distributions were increased again to $.72 per year ($.06 per month) for unitholders of record on July 31, 2004. The distributions paid to unitholders during the first nine months represent a payout ratio of 85% of the cashflow available for distribution. Trinidad's distribution policy is to maintain a payout ratio of 70 – 75% annually. As a result of normal fluctuations in operating activity, this payout ratio may change in any given quarter. Given current fourth quarter expectations, Trinidad anticipates that its year end payout ratio will be approximately 75% of cash available for distribution. The difference between the cash available for distribution and the actual distribution was $.08 per unit. This amount is retained in the company for growth capital expenditures, debt repayment, or incremental distributions. This is further summarized in the table below:

	January 1 – September 30 2004	%
Cash available for distribution per unit	$.55	100%
Actual distribution	$.47	85%
Cash available for growth capital expenditures, debt repayment or incremental distributions	$.08	15%

RISK FACTORS AND RISK MANAGEMENT

The demand, prices and terms for most of our services depend upon the level of activity in the Canadian oil and gas industry. The industry, in turn, depends upon many cyclical factors such as:

- oil and gas prices, including expectations about future prices
- costs of exploring for, producing and delivering oil and gas
- expected rates of decline in current production
- discovery of new oil and gas reserves
- availability of financing
- availability of transportation capacity such as pipelines
- worldwide, North American and Canadian weather conditions

Our operations are also subject to hazards inherent in the oil and gas industry. These include explosions, fires and spills that may cause personal injury or loss of life; damage to or destruction of property, equipment, reservoirs and the environment; as well as interruptions to the operations and claims for lost production or damages.

We manage these risks with a five-pronged approach:

- client satisfaction and relationship building
- adopting and implementing technology
- creation of economic efficiencies
- emphasizing growth and diversification
- safety policies and reporting
- environmental, health and safety policies and reporting

OUTLOOK

Activity levels for the remainder of 2004 are expected to be very strong. The combined impact of high commodity pricing and wet summer conditions has put pressure on oil and gas producers to add production in a compressed time frame. The industry as a whole will be challenged to satisfy the increased requirement for drilling services. Availability of equipment and personnel has caused day rates to increase and created very strong market conditions for drilling contractors. Looking ahead into 2005, first quarter activity again looks very strong. Anticipated high commodity pricing into 2005 and high decline rates will continue to create favourable market conditions for oil and gas services. Trinidad with its acquisition of Jade Drilling and the completion of its new rigs under construction, will enter 2005 with 52 drilling rigs and 8 service rigs. Trinidad Energy Services Income Trust is in a very favourable position to take advantage of these market conditions for the benefit of its unitholders.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. After construction of Trinidad's new drilling rigs, the Trust will have a total of 52 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.





Michael E. Heier
Chairman of the Board
Chief Executive Officer

Brent J. Conway
Chief Financial Officer

For further information please contact:

Michael Heier, Chairman & CEO or Brent Conway, Chief Financial Officer at:
Phone: 403.265.6525 Fax: 403.265.4168
E-mail: twood@trinidaddrilling.com

FINANCIAL HIGHLIGHTS
THREE MONTHS

	Three months ended		Nine months ended	
	Sept. 30, 2004 $	Sept. 30, 2003 $	**Sept. 30, 2004 $**	Sept. 30, 2003 $
Revenue	**30,367,852**	17,814,703	**79,705,430**	38,231,017
Gross margin	**11,940,258**	6,564,777	**30,048,038**	12,963,351
EBITDA [1]	**5,474,938**	4,789,423	**16,690,186**	8,961,752
Per unit (diluted)	**.14**	.22	**.48**	.54
EBITDA before unit based compensation	**8,195,938**	5,400,423	**21,664,186**	9,927,752
Per unit (diluted)	**.21**	.24	**.62**	.60
Funds flow from operations [2]	**7,301,798**	4,607,787	**19,138,009**	8,288,045
Per unit (diluted)	**.19**	.21	**.55**	.50
Net income before unit based compensation	**4,132,450**	2,713,692	**10,714,408**	4,478,416
Per unit (diluted)	**.11**	.12	**.31**	.27
Net income	**1,411,450**	2,102,692	**5,740,408**	3,512,416
Per unit (diluted)	**.04**	.09	**.16**	.21
Units outstanding - basic [3]	**38,223,942**	21,593,352	**33,980,720**	16,004,730
Units outstanding - diluted [3]	**39,110,006**	22,143,023	**34,806,004**	16,554,401
OPERATING HIGHLIGHTS				
Operating days – drilling	**1,898**	1,193	**4,818**	2,538
Rate per drilling days	**15,331**	14,004	**15,748**	13,166
Utilization rate – drilling	**61%**	68%	**59%**	63%
CAODC industry average	**46%**	53%	**50%**	52%
Drilling rigs operating	**35**	20	**35**	20
Utilization rate for service rigs	**47%**	67%	**50%**	66%
Service rigs operating	**8**	8	**8**	8

(1) EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, the Trust does compute EBITDA on a consistent basis for each reporting period.

(2) Cashflow from operations is operating cash flow before net changes in non-cash operating working capital. Readers are cautioned that cashflow from operations does not have a standardized meaning prescribed by GAAP; however, the Trust does compute cashflow from operations on a consistent basis for each reporting period.

(3) Units outstanding basic and diluted are on a weighted average basis for the quarter and year-to-date respectively.

CONSOLIDATED
BALANCE SHEETS

	Sept. 30, 2004 (Unaudited) $	December 31, 2003 $
ASSETS		
Current assets		
Cash	–	4,894,110
Accounts receivable	**26,088,688**	21,308,022
Prepaid expenses	**970,662**	69,198
	27,059,350	26,271,330
Goodwill	**9,806,100**	–
Deposit on capital assets	**9,939,766**	10,869,167
Capital assets	**204,052,336**	102,917,660
Deferred finance costs	**714,266**	882,836
	251,571,818	140,940,993
LIABILITIES		
Current liabilities		
Bank overdraft	**2,807,826**	–
Accounts payable	**10,051,258**	8,797,365
Accrued trust distributions	**2,146,390**	1,257,745
Current portion of long term debt	**303,981**	7,081,819
	15,309,455	17,136,929
Long term debt (note 4)	**56,983,258**	35,127,703
Future income taxes	**14,542,785**	5,048,467
	86,835,498	57,313,099
UNITHOLDERS EQUITY		
Unitholders capital (note 5)	**136,048,730**	79,093,121
Exchangeable shares (note 5)	**30,800,000**	–
Contributed surplus	**6,907,000**	3,242,000
Accumulated trust distributions (note 7)	**(24,958,916)**	(8,906,325)
Accumulated earnings	**15,939,506**	10,199,098
	164,736,320	83,627,894
	251,571,818	140,940,993

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS (UNAUDITED)

	Three months ended		Nine months ended	
	Sept. 30, 2004 $	Sept. 30, 2003 $ (re-stated – note 6)	**Sept. 30, 2004 $**	Sept. 30, 2003 $ (re-stated – note 6)
REVENUE				
Operating	**30,367,852**	17,814,703	**79,705,430**	38,231,017
EXPENSES				
Operating	**18,427,594**	11,249,926	**49,657,392**	25,267,666
General and administrative	**3,744,320**	1,164,354	**8,383,852**	3,035,599
Unit based compensation	**2,721,000**	611,000	**4,974,000**	966,000
Depreciation and amortization	**3,334,345**	1,686,810	**8,735,383**	3,314,587
Interest	**702,447**	723,585	**2,122,553**	1,501,455
Income before income taxes	**1,438,146**	2,379,028	**5,832,250**	4,145,710
INCOME TAXES				
Current	**191,693**	69,051	**403,624**	138,249
Future taxes	**(164,997)**	207,285	**(311,782)**	495,045
NET INCOME	**1,411,450**	2,102,692	**5,740,408**	3,512,416
ACCUMULATED EARNINGS – beginning of period	**14,528,056**	7,010,010	**10,199,098**	5,600,286
ACCUMULATED EARNINGS – end of period	**15,939,506**	9,112,702	**15,939,506**	9,112,702
EARNINGS PER UNIT				
Basic	**.04**	.10	**.17**	.22
Diluted	**.04**	.09	**.16**	.21

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended		Nine months ended	
	Sept. 30, 2004 $	Sept. 30, 2003 $ (re-stated – note 6)	**Sept. 30, 2004 $**	Sept. 30, 2003 $ (re-stated – note 6)
CASH PROVIDED BY (used in)				
OPERATING ACTIVITIES				
Net income for the period	**1,411,450**	2,102,692	**5,740,408**	3,512,416
Items not affecting cash				
Depreciation and amortization	**3,334,345**	1,686,810	**8,735,383**	3,314,587
Unit based compensation	**2,721,000**	611,000	**4,974,000**	966,000
Future income taxes	**(164,997)**	207,285	**(311,782)**	495,045
Funds flow from operations	**7,301,798**	4,607,787	**19,138,009**	8,288,048
Net change in non–cash operating working capital	**(5,683,053)**	(4,472,414)	**(2,531,471)**	(5,045,732)
	1,618,745	135,373	**16,606,538**	3,242,316
INVESTING ACTIVITIES				
(Increase) decrease in deposits on capital assets	**(2,364,305)**	–	**929,401**	–
Acquisition of Saturn	**–**	–	**–**	(16,380,772)
Acquisition of Bear	**–**	(41,000,000)	**–**	(41,000,000)
Acquisition of Arrow (note 3)	**–**	–	**(26,438,000)**	–
Acquisition of Wilson (note 3)	**(19,244,157)**	–	**(19,244,157)**	–
Increase in capital assets	**(12,250,573)**	(2,195,524)	**(33,468,050)**	(5,430,454)
Proceeds from dispositions	**165,250**	11,000	**248,712**	11,000
Change in non-cash working capital item – accounts payable	**(3,804,606)**	–	**(1,896,761)**	–
	(37,498,391)	(43,184,524)	**(79,868,855)**	(62,800,226)
FINANCING ACTIVITIES				
Increase in line of credit	**–**	1,292,234	**–**	1,227,105
Increase in long term debt – net	**14,851,626**	19,074,670	**15,077,717**	28,293,593
Net proceeds from unit issues	**24,594,666**	24,821,067	**55,646,609**	36,094,805
Trust unit distribution	**(6,427,493)**	(2,125,412)	**(16,052,590)**	(4,236,563)
Change in non-cash working capital item – accrued distributions	**367,274**	–	**888,645**	–
	33,386,073	43,062,559	**55,560,381**	61,378,940
(Decrease) increase in cash for the period	**(2,493,573)**	13,408	**(7,701,936)**	1,821,030
Cash - beginning of period	**(314,253)**	2,378,328	**4,894,110**	570,706
Cash - end of period	**(2,807,826)**	2,391,736	**(2,807,826)**	2,391,736

1. ACCOUNTING POLICIES

These consolidated interim financial statements follow the same accounting policies and methods as the December 31, 2003 annual financial statements. These interim financial statements should be read in conjunction with the annual financial statements. The 2003 comparative statements of operations and accumulated earnings and cashflows have been restated to retroactively show the impact of unit based compensation expense that resulted from adopting a new accounting policy for the December 31, 2003 year end statements.

2. SEASONALITY

Trinidad Energy Services Income Trust is an oil and gas well drilling and service rig company operating in Western Canada. The Trust's operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

3. ACQUISITION OF ASSETS

Arrow Drilling Acquisition

On March 15, 2004 Trinidad Drilling purchased substantially all the assets of Arrow Drilling for $44.4 million. The Trust issued 4,096,154 units at $7.80 per unit for gross issue proceeds of $32.0 million. The Trust issued 2,307,692 exchangeable shares at $7.80 per share to the shareholders of Arrow.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

Capital assets	$44,438,000
Goodwill	6,192,000
Future income taxes	(6,192,000)
Total purchase price	$44,438,000
Financed as follows:	
New equity raised net of issue costs	$26,438,000
Exchangeable shares	18,000,000
	$44,438,000

Wilson Drilling Acquisition

On July 27, 2004 Trinidad Drilling purchased substantially all the assets of Wilson Drilling for $32.0 million. The Trust issued 3,298,707 units at $7.80 per unit for gross issue proceeds of $25.7 million. The Trust issued 1,641,026 exchangeable shares at $7.80 per share to the shareholders of Wilson.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time the Trust makes a distribution to its unitholders.

Capital assets	$32,044,157
Goodwill	3,614,000
Future income taxes	(3,314,000)
Total purchase price	$32,044,157
Financed as follows:	
New equity raised net of issue costs	$19,244,157
Exchangeable shares	12,800,000
	$32,044,157

4. LONG-TERM DEBT

	Sept. 30, 2004 $	Dec. 31, 2003 $
G.E. Capital (a)	56,298,467	41,532,952
Vehicle Loans (b)	988,772	676,570
	57,287,239	42,209,522
Less: Current portion of long term debt	(303,981)	(7,081,819)
	56,983,258	35,127,703

5. UNITHOLDERS CAPITAL

Authorized

Unlimited number of trust units, voting, participating.

Unit capital issued and outstanding

	Sept. 30, 2004		Dec. 31, 2003	
	Number of Units	Amount $	Number of Units	Amount $
Unitholders capital - opening balance	27,949,881	79,093,121	10,558,474	18,874,467
Trust units issued - Arrow purchase	4,096,154	30,305,001	–	–
Trust units issued - Wilson purchase	3,298,707	24,094,487	–	–
Trust units issued - Saturn purchase	–	–	4,615,385	10,860,230
Trust units issued - Bear purchase	–	–	7,222,222	24,453,966
Trust units issued for cash	–	–	5,050,506	23,702,034
Trust units issued for options and rights exercised	428,425	1,247,121	503,294	1,202,424
Contributed surplus transferred on exercised options and rights	–	1,309,000	–	–
Unitholders capital - ending balance	35,773,167	136,048,730	27,949,881	79,093,121

Authorized
Unlimited number of exchangeable shares, voting, participating.
Unit capital issued and outstanding

	Sept. 30, 2004		Dec. 31, 2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Exchangeable shares - opening balance	–	–	–	–
Exchangeable shares issued, Initial Series – Arrow purchase	2,307,692	18,000,000	–	–
Exchangeable shares issued, Series B – Wilson purchase	1,641,026	12,800,000	–	–
Exchangeable shares - ending balance	3,948,718	30,800,000	–	–

The exchange ratio for the initial series exchangeable shares is 1.04941 and the trust units issuable upon conversion are 2,421,706.

The exchange ratio for the B series exchangeable shares is 1.02103 and the trust units issuable upon conversion are 1,675,541.

The per trust unit amounts for the quarter and the nine month period were calculated based on the weighted average number of units outstanding of 39,110,006 and 34,806,004 respectively (2003 – 21,593,352 and 16,004,730). In the quarter, the calculated additional diluted units are 886,064 and 825,285 respectively (2003 – 549,671) due to dilutive impact of employee and directors rights and options.

6. UNIT-BASED COMPENSATION PLAN

The Trust elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted, compensation expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Previously, the Trust accounted for compensation expense based on the intrinsic value of the rights at the grant date.

For options granted in 2002, the Trust has elected to disclose pro forma results as if the amended accounting standard had been applied retroactively. On May 24, 2002, the Trust issued 172,000 options under the Unit Option Plan at an exercise price of $1.58. The Trust recognized no compensation expense in respect of options granted under its Unit Option Plan. The estimated fair value of these options, computed using the Black-Scholes option model, was approximately $120,000. If the Trust applied the fair value method of accounting for stock-based compensation, the estimated fair value of $120,000 would be recognized as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the quarter ended September 30, 2004 would be to decrease net income by $10,000 (September 30, 2003 - $10,000). There would be no effect on the basic and diluted earnings per trust unit.

In estimating the fair value of these options the Trust has used an assumed interest rate of 4.5%, a term to maturity of five years and a volatility of 49%. The Trust unit price was based on the closing monthly share/unit price since Trinidad Drilling Ltd's IPO. Because the options were granted prior to the Arrangement, it was assumed that no dividends would be paid.

As a result of adopting this amended standard, for rights granted after 2002, net income for the nine months ended September 30, 2004 decreased by $4,974,000 (September 30, 2003 - $966,000) and contributed surplus increased by $3,665,000 and unitholders capital increased by $1,309,000.

7. RECONCILIATION OF CASH AVAILABLE FOR DISTRIBUTION AND ACCUMULATED CASH DISTRIBUTIONS

	Nine months ended	
	Sept. 30, 2004	Sept. 30, 2003
Funds flow before change in non-cash working capital	$19,138,009	$8,288,048
Cash distributions paid and declared	16,052,590	4,236,563
Funds retained for growth capital expenditures and future distributions	3,085,419	4,051,485
Accumulated cash distributions - beginning of period	8,906,326	554,320
Cash distributions	13,906,200	4,236,563
Distributions declared and payable	2,146,390	–
Accumulated cash distributions - end of period	$24,958,916	$4,790,883

8. SUBSEQUENT EVENT

On November 10, 2004 Trinidad Drilling purchased substantially all the assets of Jade Drilling Inc. (Jade) for $87.6 million. The Trust issued 8,449,198 units at $9.35 per unit for gross issue proceeds of $79.0 million. The Trust also issued 937,166 units at $9.35 per unit to the shareholders of Jade for consideration of $8.76 million.

Capital assets	$87,625,000
Financed as follows:	
New equity raised net of issue costs	$74,450,000
Units issued to vendor	8,762,500
Debt financing	4,412,500
	$87,625,000

9. COMPARATIVE BALANCES

Certain comparative numbers have been reclassified to conform to this year's presentation.

TRINIDAD

ENERGY SERVICES INCOME TRUST

600, 333 – 5th Avenue SW, Calgary, Alberta T2P 3B6
Phone: (403) 265.6525 Fax: (403) 265.4168

4810 – 62nd Avenue, Lloydminster, Alberta T9V 2E9
Phone: (780) 875.1414 Fax: (780) 875.1930

Designed and printed by Makeda

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Brent J. Conway, Chief Financial Officer of Trinidad Drilling Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trinidad Energy Services Income Trust, (the issuer) for the interim period ending September 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2004



Signature

Chief Financial Officer
Title

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael E. Heier, Chief Executive Officer of Trinidad Drilling Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trinidad Energy Services Income Trust, (the issuer) for the interim period ending September 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2004



Signature

Chairman & CEO
Title

30575814.1

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: November 16, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR NOVEMBER, 2004

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that the cash distribution for the month of November 2004 to be paid December 15, 2004 for unitholders of record on November 30, 2004 will be 6 cents per trust unit ($0.72 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. After construction of Trinidad's new drilling rigs, the Trust will have a total of 52 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Trinidad Energy Services Income Trust (the "**Trust**")
600, 540 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6

2. **Date of Material Change:**

November 10, 2004

3. **Press Release:**

Press releases was issued on November 10, 2004.

4. **Summary of Material Change:**

On November 10, 2004, Trinidad Drilling Ltd. ("**Trinidad**") closed the previously announced Jade Acquisition (as defined below) and the previously announced Offering (as defined below).

5. **Full Description of Material Change:**

On November 10, 2004, Trinidad closed the previously announced acquisition (the "**Jade Acquisition**") of all or substantially all of the assets of Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. (collectively, the "**Jade Group**"), private Alberta corporations at arm's length to Trinidad and the Trust. The purchase price (the "**Purchase Price**") of approximately $87,625,000 was paid to the Jade Group as to approximately $78,862,500 in cash and the issuance of 937,166 trust units of the Trust ("**Trust Units**") at a price of $9.35 per Trust Unit.

Also on November 10, 2004, the Trust closed the previously announced offering (the "**Offering**") of 8,719,198 Trust Units (which includes the exercise in full of the option granted to the underwriters of the Offering to purchase up to an additional 270,000 Trust Units) at a price of $9.35 per Trust Unit for gross proceeds of $81,524,501. The net proceeds of the Offering were used to subscribe for additional unsecured, subordinated notes of Trinidad, which subscription funds were then used to finance a portion of the cash portion of the Purchase Price in respect of the Jade Acquisition. The balance of the Purchase Price was paid through a drawdown under Trinidad's credit facilities.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

N/A

7. **Omitted Information:**

No information has been omitted.

8. Executive Officer:

Brent J. Conway, Chief Financial Officer of Trinidad Drilling Ltd., may be reached at (403) 265-6525.

9. Date of report:

November 18, 2004.

NON-REVOLVING EXTENDIBLE TERM CREDIT FACILITY

AMENDED AND RESTATED LOAN AGREEMENT

BETWEEN

TRINIDAD DRILLING LTD.
as Borrower

GE CANADA ASSET FINANCING INC.,
DEUTSCHE BANK AG
and such other persons as become parties hereto as lenders,
as Lenders

AND

GE CANADA ASSET FINANCING INC.
as Agent of the Lenders

MADE DECEMBER 24, 2002 AND
AMENDED AND RESTATED AS OF September 20, 2004

TABLE OF CONTENTS

CREDIT AGREEMENT

AMENDED AND RESTATED LOAN AGREEMENT

THIS AGREEMENT made the 24th day of December, 2002 and amended and restated as of September 20, 2004

BETWEEN:

TRINIDAD DRILLING LTD., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as the **"Borrower"**),

\- and -

GE CANADA ASSET FINANCING INC., DEUTSCHE BANK AG, together with such other persons as become parties hereto as lenders, (hereinafter collectively referred to as the **"Lenders"** and individually referred to as a **"Lender"**),

\- and -

GE CANADA ASSET FINANCING INC., as agent of the Lenders hereunder (hereinafter referred to as the **"Agent"**),

WHEREAS:

A. The Borrower and GE Capital Canada Equipment Financing Inc. (**"GE Capital"**) executed and delivered the Loan Agreement made December 24, 2002 (the **"Original Agreement"**).

B. Pursuant to the assignment and transfer of the entire business and enterprise of GE Capital to GE Canada Equipment Financing G.P. (**"GE Canada EF"**) on January 2, 2003 and pursuant to the first amending agreement made as of July 15, 2003 between the Borrower and GE Canada EF, GE Canada EF became the lender under the Original Agreement and succeeded to all of the rights and interests of GE Capital under, pursuant or relating to the Original Agreement and the other Documents.

C. The Original Agreement was further amended by a second amending agreement made as of February 20, 2004 between the Borrower and GE Canada EF.

D. Pursuant to the assignment and assumption agreement made as of September 19, 2004 among the Borrower, GE Canada EF and GE Canada Asset Financing Inc. (**"GE Asset Financing"**), GE Canada EF assigned and transferred all of its rights and interests under, pursuant or relating to the Original Agreement (as amended to the date thereof) and the other Documents to GE Asset Financing and GE Asset Financing became the lender under the Documents;

E. Deutsche Bank AG wishes to become a Lender hereunder and the parties hereto have agreed to amend and restate the Original Agreement, as amended, on the terms and conditions hereinafter set forth.

F. The Lenders have agreed to provide the Credit Facility to the Borrower on the terms and conditions herein set forth; and

G. The Lenders wish the Agent to act on their behalf with regard to certain matters associated with the Credit Facility.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Definitions

(1) In this Agreement, unless something in the subject matter or context is inconsistent therewith:

"Accessions" has the meaning given to it in the PPSA.

"Account" has the meaning given to it in the PPSA.

"Affiliate" means any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of shares or other economic interests, the holding of voting rights or contractual rights or otherwise.

"Agent's Account" means account number 130001569575 of the Agent at the branch of the Agent situated at 2120, 530 – 8th Avenue S.W, Calgary, Alberta T2P 3S8 or such other account in Canada as the Agent may from time to time designate by notice to the Borrower and the Lenders.

"Agreement" means this amended and restated loan agreement, as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

"Applicable Laws", **"applicable laws"** or **"applicable law"** means, in relation to any person, transaction or event:

(a) all applicable provisions of laws, statutes, rules and regulations from time to time in effect of any Governmental Authority; and

(b) all Governmental Authorizations to which the person is a party or by which it or its property is bound or having application to the transaction or event.

"Assigned Interests" has the meaning set out in Section 2.12.

"**Asset Coverage Ratio**" means, as at any date of determination, the ratio of (a) the Liquidation Value, as set forth in the most recent Independent Appraisal delivered pursuant hereto, to (b) the Outstanding Principal.

"**Assignment Agreement**" means an assignment agreement substantially in the form of Schedule B annexed hereto, with such modifications thereto as may be required from time to time by the Agent, acting reasonably.

"**Borrower's Counsel**" means legal counsel to the Borrower and its Subsidiaries, which as of the date hereof is the law firm of Blake, Cassels & Graydon LLP, or any other law firm acceptable to the Majority of the Lenders (acting reasonably),

"**Business Day**" means a day on which banks are open for business in Calgary, Alberta, Toronto, Ontario and New York, New York, but does not in any event include a Saturday or a Sunday.

"**Canadian Dollars**", "**Canadian $**", "**Cdn. $**" or "**$**"means such currency of Canada which, as at the time of payment or determination, is legal tender in Canada for the payment of public or private debts.

"**Change of Control**" means and shall be deemed to have occurred if and when:

(a) any person or persons acting jointly or in concert (within the meaning ascribed to such phrase in Section 131.1 of the *Securities Act* (Alberta)) shall beneficially hold more than 50% of the issued and outstanding Trust Units; and

(b) the Trust shall cease to be the registered and beneficial owner of all of the issued and outstanding shares in the capital of the Borrower.

"**Chattel Paper**" has the meaning given to it in the PPSA.

"**Commitment**" means the commitment by each Lender under the Credit Facility to provide the amount of Canadian Dollars set forth opposite its name in Schedule A annexed hereto, subject to any reduction in accordance with the provisions hereof.

"**Compliance Certificate**" means a certificate of the Borrower, signed on its behalf, and on behalf of the Trust, by the president, chief financial officer, chief executive officer, treasury manager or corporate controller of the Borrower, substantially in the form annexed hereto as Schedule C, to be given to the Agent and the Lenders by the Borrower pursuant hereto.

"**Consolidated**" or "**Consolidated Basis**" means (i) in reference to the Trust, the combined financial statements of the Trust and the Borrower and any other Subsidiaries of the Trust and (ii) in reference to the Borrower, the combined financial statements of the Borrower and its Subsidiaries without reference to or inclusion of the Trust.

"**Credit Facility**" means the credit facility in the maximum principal amount of Cdn. $100,000,000 to be made available to the Borrower by the Lenders in accordance with the provisions hereof, subject to any reduction in accordance with the provisions hereof.

"Current Assets" means, measured on a Consolidated basis, for any financial quarter of the Trust, the Total Assets which may properly be classified as current assets in accordance with GAAP, provided that in determining such current assets, notes and accounts receivable will be included only if good and collectible and payable on demand or within one year from such date (and are not by their terms or by the terms of any instrument or agreement relating thereto directly or indirectly renewable or extendible at the option of the debtor beyond such year) and will be taken at their face value less reserves determined to be sufficient in accordance with GAAP.

"Current Liabilities" means, measured on a Consolidated basis, for any financial quarter of the Trust, the liabilities of the Trust which may properly be classified as current liabilities in accordance with GAAP, including any Debt outstanding on such date which by its terms or the terms of any instrument or agreement relating thereto is payable on demand or within one year (whether by way of any sinking fund, other required prepayment or final payment at maturity) and is not directly or indirectly renewable, extendible or refundable at the option of the Trust under an agreement or firm commitment in effect on such date, to a date more than one year from such date, but excluding the current portion of all long term Debt.

"Current Ratio" means, as at the date of determination, the ratio of Current Assets to Current Liabilities.

"Debt" means Indebtedness of or assumed by the Trust or the Borrower and its Subsidiaries for money borrowed and classified as debt on the most recent consolidated balance sheet of the Trust prepared in accordance with GAAP, and will include, whether or not so classified on such financial statements, capital and operating lease obligations and obligations representing the deferred purchase price of any property created or arising under any conditional sales contracts or other title retention agreement however, shall not include deferred taxes.

"Default" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

"Default Rate" means a rate per annum equal to the greater of (a) 3% plus the Prime Rate, and (b) 12%.

"Departing Agent" has the meaning set out in Section 9.7.

"Designated Material Subsidiary" means a Subsidiary which is designated as a Material Subsidiary pursuant to Section 9.1(4) and which would not otherwise fall within part (a), (b), (c) or (d) of the definition of "Material Subsidiary".

"Distribution" means:

(a) the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in the capital of the Borrower or any Subsidiary which is not a Wholly-Owned Subsidiary (including any return of capital);

(b) the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of the Borrower or any Subsidiary which is not a Wholly-Owned Subsidiary or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital thereof, including, without limitation, options, warrants, conversion or exchange privileges and similar rights;

(c) the making of any loan or advance or any other provision of credit or Financial Assistance by the Borrower or any Subsidiary to any Related Party other than to the Borrower or a Wholly-Owned Subsidiary;

(d) the payment of any principal, interest, fees or other amounts on or in respect of any loans, advances or other Debt owing at any time by the Borrower or any Subsidiary to any Related Party, other than to the Borrower or a Wholly-Owned Subsidiary;

(e) Related Party Payments by the Borrower and its Subsidiaries, or

(f) (i) the payment of any amount, (ii) the sale, transfer, lease or other disposition of any property or assets, or (iii) any granting or creation of any rights or interests, at any time, by the Borrower or any Subsidiary to or in favour of any Related Party, other than to or in favour of the Borrower or a Wholly-Owned Subsidiary,

and whether any of the foregoing is made, paid or satisfied in or for cash, property or any combination thereof.

"Documents" means this Agreement, the Security, the Subordination Agreement, the Intercreditor Agreement and all certificates, notices, instruments and other documents delivered or to be delivered to the Agent or the Lenders, or both, in relation to the Credit Facility pursuant hereto or thereto and, when used in relation to any person, the term "Documents" shall mean and refer to the Documents executed and delivered by such person.

"Drawdown" means the making and advancing of a Loan in accordance with this Agreement.

"Drawdown Date" means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof and which shall be a Business Day.

"Drawdown Notice" means a notice substantially in the form annexed hereto as Schedule E to be given to the Agent by the Borrower pursuant hereto.

"EBITDA" in any financial period means the Net Income for such period, plus, without duplication:

(a) Interest Expense, to the extent deducted in determining Net Income;

(b) all amounts deducted in the calculation of Net Income in respect of the provision for income taxes (in accordance with GAAP);

(c) any loss attributable to the sale, conversion or other disposition of assets out of the ordinary course of business;

(d) all amounts deducted in the calculation of Net Income in respect of non-cash items, including depreciation, amortization, unit or stock based compensation (and accorded equity treatment in accordance with the accounting treatment for stock based compensation and other stock based payments made in exchange for goods and services and prescribed by the CICA Accounting Handbook, as amended from time to time) and deferred taxes;

(e) all non-cash losses or other non-cash amounts that were deducted in calculating Net Income; and

(f) equity losses and extraordinary and non-recurring losses of the Borrower and its Subsidiaries to the extent deducted in the calculation of Net Income;

less: (g) equity income and extraordinary and non-recurring income and gains to the extent included in the calculation of Net Income; and

(h) any reduction of deferred taxes;

(i) any gain attributable to the sale, conversion or other disposition of assets out of the ordinary course of business; and

(j) all non-cash gains or other non-cash amounts that were added into Net Income.

"EBITDA Interest Coverage Ratio" means, as at any date of determination, the ratio of EBITDA to Interest Expense, each calculated for the period of twelve months ending as at such date of determination.

"Environmental Certificate" means a certificate of an officer of the Borrower substantially in the form of Schedule D.

"Equipment" means:

(a) the Existing Equipment;

(b) the New Equipment;

(c) all Accessions, attachments, enhancements, accessories, additions, improvements to or replacements of Existing Equipment or New Equipment; and

(d) all proceeds (as such term is defined in the PPSA) of the property described in paragraphs (a), (b) and (c) of this definition, including all proceeds in the form of goods, Chattel Paper, securities, documents of title, instruments, money or intangibles relating thereto (as each of such terms is defined in the PPSA).

"Event of Default" means any event set forth in Section 10.1.

"Extending Lender" has the meaning set out in Section 2.12.

"Extension Terms" has the meaning set out in Section 2.12.

"**Existing Equipment**" means the equipment described in Schedule I annexed hereto.

"**Financial Assistance**" means, with respect to any person and without duplication, any loan, guarantee, indemnity, assurance, acceptance, extension of credit, loan purchase, share purchase, equity or capital contribution, investment or other form of direct or indirect financial assistance or support of any other person or any obligation (contingent or otherwise) intended to enable or having the effect of enabling another person to incur or pay any Debt or to comply with agreements relating thereto or otherwise to assure or protect creditors of the other person against loss in respect of Debt of the other person and includes any guarantee of or indemnity in respect of the Debt of the other person and any absolute or contingent obligation to (directly or indirectly):

(a) advance or supply funds for the payment or purchase of any Debt of any other person;

(b) purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any person to make payment of Debt or to indemnify the holder thereof against loss;

(c) guarantee, indemnify, hold harmless any creditor of any other person from or against any losses, liabilities or damages in respect of Debt or otherwise become liable in respect thereof;

(d) make a payment to another for goods, property or services regardless of the non delivery or non furnishing thereof for the purpose of enabling any person to make payment of Debt or to indemnify the holder thereof against loss in respect of such Debt; or

(e) make an advance, loan or other extension of credit to or to make any subscription for equity, equity or capital contribution, or investment in or to maintain the capital, working capital, solvency or general financial condition of another person for the purpose of enabling any person to make payment of Debt or to indemnify the holder thereof against loss in respect of such Debt.

The amount of any Financial Assistance is the amount of any loan or direct or indirect financial assistance or support, without duplication, given, or all Debt of the obligor to which the Financial Assistance relates, unless the Financial Assistance is limited to a determinable amount, in which case the amount of the Financial Assistance is the determinable amount.

"**Financial Instrument Obligations**" means obligations arising under Interest Hedging Agreements to the extent of the net amount due or accruing due by the Trust, the Borrower or a Subsidiary thereunder (determined by marking-to-market the same in accordance with their terms).

"**Floating Rate**" means the rate per annum, as at any date, equal to the sum of the Reference BA Rate then in effect plus 3.50%.

"**GAAP**" means generally accepted accounting principles in Canada as published in the "CICA Handbook" by the Canadian Institute of Chartered Accountants (as amended, replaced or republished from time to time).

"**GE Asset Financing**" shall have the meaning ascribed to such term in the Recitals hereto.

"**GE Canada EF**" shall have the meaning ascribed to such term in the Recitals hereto.

"**GE Capital**" shall have the meaning ascribed to such term in the Recitals hereto;

"**Governmental Authority**" means any federal, provincial, state, regional, municipal or local government or any department, agency, board, tribunal or authority thereof or other political subdivision thereof and any entity or person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government or the operation thereof.

"**Governmental Authorization**" means an authorization, order, permit, approval, grant, license, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree or demand or the like issued or granted by law or by rule or regulation of any Governmental Authority.

"**Indebtedness**" means any unpaid indebtedness or other liquidated or non-liquidated liability of the Borrower, any Subsidiary of the Borrower or the Trust, as applicable, whether present or future, direct or indirect, absolute or contingent, matured or not, wherever and however incurred and whether incurred as a guarantor or surety or as a principal, and includes the liability of the Borrower, any Subsidiary of the Borrower or the Trust, as the case may be, as a drawer or endorser under all bills, notes and instruments.

"**Indemnified Parties**" means, collectively, the Agent and the Lenders, including a receiver, receiver-manager or similar person appointed under Applicable Laws, and their respective shareholders, Affiliates, officers, directors, employees and agents, and "Indemnified Party" means any one of the foregoing.

"**Independent Appraisal**" means an appraisal of the Liquidation Value of the Equipment by an Independent Appraiser.

"**Independent Appraiser**" means an independent appraiser which is acceptable to the Majority of the Lenders.

"**Information**" has the meaning set out in Section 14.1.

"**Insurance Requirements**" means the insurance coverage set out in Schedule J required by the Majority of the Lenders to be maintained by the Borrower with respect to the Equipment, as amended or supplemented from time to time.

"**Intercreditor Agreement**" means the priorities agreement made as of October 15, 2003 between the Borrower, the Agent and The Toronto-Dominion Bank, as the same may be amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.

"**Interest Expense**" means, for any period, without duplication, interest expense of the Trust determined on a Consolidated basis in accordance with GAAP as the same would be set forth or reflected in a Consolidated statement of income of the Trust and, in any event and without limitation, shall include:

(a) all interest of the Trust accrued or payable in respect of such period, including capitalized interest; and

(b) all fees of the Trust (including standby, commitment and stamping fees and fees payable in respect of letters of credit and letters of guarantee supporting obligations which constitute Debt but excluding underwriting or arrangement fees) accrued or payable in respect of such period and which relate to any indebtedness or credit agreement, prorated (as required) over such period;

but shall not include Distributions.

"**Interest Hedging Agreement**" means any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Trust, the Borrower or a Subsidiary of the Trust or the Borrower where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time.

"**Lenders' Counsel**" means legal counsel to the Agent and the Lenders, which as the date hereof is the firm of McCarthy Tétrault LLP or such other firm of legal counsel as the Agent, on behalf of itself and the Lenders, may from time to time designate.

"**Lien**" means any mortgage, lien, pledge, charge (whether fixed or floating), security interest, title retention agreement, or other encumbrance of any kind, contingent or absolute, including, for greater certainty, the rights of lessors under leases, but excluding, for greater certainty, any contractual right of set-off created in the ordinary course of business.

"**Liquidation Value**" means, as at any date of determination, the orderly liquidation value of the Equipment as then determined by an Independent Appraiser.

"**Loan**" means a loan of Canadian Dollars under the Credit Facility made by the Lenders to the Borrower in accordance with this Agreement.

"**Majority of the Lenders**" means:

(a) if there is only 1 or 2 Lenders, all of the Lenders;

(b) if there are 2 or more Lenders and during the continuance of a Default or an Event of Default, 2 or more Lenders, the Rateable Portions of all Outstanding Principal of which are, in the aggregate, at least 66⅔% of all Outstanding Principal; and

(c) if there are 2 or more Lenders and at any other time, 2 or more Lenders, the Commitments of which are, in the aggregate, at least 66⅔% of the Commitments of all Lenders hereunder.

"**Market Value**" means the fair market value of the Equipment or any portion thereof.

"**Material Adverse Change**" means a material adverse change to:

(a) the Equipment;

(b) the financial condition of the Borrower and its Subsidiaries on a Consolidated Basis taken as a whole;

(c) the ability of the Borrower, any of its Subsidiaries or the Trust to observe or perform their respective Obligations under the Documents to which it is a party or the validity or enforceability of such Documents or any material provision thereof; and

(d) the property, business, operations, expected net cash flows, liabilities or capitalization of the Borrower and its Subsidiaries on a Consolidated Basis taken as a whole.

"**Material Adverse Effect**" means a material adverse effect on:

(a) the Equipment;

(b) the financial condition of the Borrower and its Subsidiaries on a Consolidated basis taken as a whole;

(c) the ability of the Borrower, any of its Subsidiaries or the Trust to observe or perform their respective Obligations under the Documents to which it is a party or the validity or enforceability of such Documents or any material provision thereof; and

(d) the property, business, operations, expected net cash flows, liabilities or capitalization of the Borrower and its Subsidiaries on a Consolidated basis taken as a whole.

"**Material Subsidiary**" means any Subsidiary of the Borrower which:

(a) has Consolidated assets equal to or greater than 5.0% of the Total Assets;

(b) has Consolidated net income equal to or greater than 5.0% of Net Income;

(c) owns or holds, directly or indirectly (whether through the ownership of or investments in other Subsidiaries or otherwise) any ownership interest in any Equipment; or

(d) is designated as a Designated Material Subsidiary pursuant to Section 9.1(4).

Material Subsidiary GSA" means a general security agreement between a Material Subsidiary and the Agent substantially in the form of Schedule "G-3" annexed hereto.

Material Subsidiary Guarantee" means a guarantee of a Material Subsidiary substantially in the form of Schedule "G-2" annexed hereto.

"**Maturity Date**" means:

(a) if the Asset Coverage Ratio is greater than 1.90:1.00 on the Term-Out Date, the date which is the fourth anniversary of the Term-Out Date;

(b) if the Asset Coverage Ratio is greater than 1.50:1.00 and equal to or less than 1.90:1.00 on the Term-Out Date and:

(i) the Outstanding Principal on the Term-Out Date is equal to or less than Cdn.$40,000,000, the date which is the second anniversary of the Term-Out Date;

(ii) the Outstanding Principal on the Term-Out Date is greater than Cdn.$40,000,000 and equal to or less than Cdn.$80,000,000, the date which is the third anniversary of the Term-Out Date; and

(iii) the Outstanding Principal on the Term-Out Date is greater than Cdn.$80,000,000, the date which is the fourth anniversary of the Term-Out Date; and

(c) if the Asset Coverage Ratio is equal to or less than 1.50:1.00 on the Term-Out Date and:

(i) the Outstanding Principal on the Term-Out Date is equal to or less than Cdn.$40,000,000, the date which is the second anniversary of the Term-Out Date;

(ii) the Outstanding Principal on the Term-Out Date is greater than Cdn.$40,000,000 and equal to or less than Cdn.$80,000,000, the date which is the third anniversary of the Term-Out Date; and

(iii) the Outstanding Principal on the Term-Out Date is greater than Cdn.$80,000,000, the date which is the fourth anniversary of the Term-Out Date;

provided that, if the Borrower has failed to provide the Independent Appraisal in accordance with Section 8.1(m), then the Asset Coverage Ratio shall be deemed to be equal to or less than 1.50:1.00 on the Term-Out Date for the purposes hereof.

"**Month**" means a calendar month.

"**Monthly Term-Out Instalment**" means, in respect of the repayment of the Outstanding Principal during the Term-Out Period:

(a) if the Asset Coverage Ratio is greater than 1.90:1.00 on the Term-Out Date, an amount in Canadian Dollars equal to one forty-fifth ($1/45^{th}$) of the Outstanding Principal on the Term-Out Date;

(b) if the Asset Coverage Ratio is greater than 1.50:1.00 and equal to or less than 1.90:1.00 on the Term-Out Date, an amount in Canadian Dollars equal to the greater of Cdn.$1,500,000 and:

(i) the Outstanding Principal on the Term-Out Date is equal to or less than Cdn.$40,000,000, one twenty-first (1/21st) of the Outstanding Principal on the Term-Out Date;

(ii) the Outstanding Principal on the Term-Out Date is greater than Cdn.$40,000,000 and equal to or less than Cdn.$80,000,000, one thirty-third (1/33rd) of the Outstanding Principal on the Term-Out Date; and

(iii) the Outstanding Principal on the Term-Out Date is greater than Cdn.$80,000,000, one forty-fifth (1/45th) of the Outstanding Principal on the Term-Out Date; and

(c) if the Asset Coverage Ratio is equal to or less than 1.50:1.00 on the Term-Out Date, an amount in Canadian Dollars equal to the greater of Cdn.$2,000,000 and:

(i) the Outstanding Principal on the Term-Out Date is equal to or less than Cdn.$40,000,000, one twenty-first (1/21st) of the Outstanding Principal on the Term-Out Date;

(ii) the Outstanding Principal on the Term-Out Date is greater than Cdn.$40,000,000 and equal to or less than Cdn.$80,000,000, one thirty-third (1/33rd) of the Outstanding Principal on the Term-Out Date; and

(iii) the Outstanding Principal on the Term-Out Date is greater than Cdn.$80,000,000, one forty-fifth (1/45th) of the Outstanding Principal on the Term-Out Date;

provided that, if the Borrower has failed to provide the Independent Appraisal in accordance with Section 8.1(m), then the Asset Coverage Ratio shall be deemed to be equal to or less than 1.50:1.00 on the Term-Out Date for the purposes hereof.

"Net Income" means, in respect of the period for which it is being determined, the net income of the Trust determined on a Consolidated Basis in accordance with GAAP, as set forth in the Consolidated financial statements of the Trust for such period.

"New Equipment" means all the equipment financed pursuant to the terms of this Agreement other than the Existing Equipment, if any, as more particularly described in the applicable Drawdown Notice.

"Non-Extending Lender" has the meaning set out in Section 2.12.

"Obligations" means, at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower and its Subsidiaries to the Lenders or the Agent under, pursuant or relating to the Documents or the Credit

Facility and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including the principal of all Loans and all interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrower under this Agreement.

"Offer of Facility Extension" has the meaning set out in Section 2.12.

"Officer's Certificate" means a certificate or notice (other than a Compliance Certificate) signed by any one of the president, chief financial officer, a vice-president, treasurer, assistant treasurer, controller, corporate secretary or assistant secretary of the Borrower or Subsidiary, as the case may be, (including, in the case of a partnership a certificate or notice signed by such an officer of a general partner of such partnership); provided, however, that Drawdown Notices and Repayment Notices shall be executed on behalf of the Borrower by any one of the foregoing persons or such other persons as may from time to time be designated by written notice from the Borrower to the Agent.

"Original Agreement" shall have the meaning ascribed to such term in the Recitals hereto.

"Outstanding Principal" means, at any time, the aggregate principal amount of all Loans which remain outstanding under the Credit Facility.

"Payment Date" means the 23rd day of every Month during which any Obligations are outstanding hereunder, provided that, notwithstanding the foregoing, the Maturity Date or, if applicable, any earlier date on which the Obligations are fully paid and the Credit Facility is fully cancelled shall be a Payment Date hereunder in all events.

"Permitted Encumbrances" means:

(a) Permitted Equipment Encumbrances;

(b) Purchase Money Liens and capital leases which, in respect of the Borrower and its Subsidiaries, in the aggregate, do not at any time secure obligations exceeding $7,000,000;

(c) Liens for taxes, rates, assessments or other governmental charges or levies not yet due (or if overdue are being contested by such person diligently and in good faith by appropriate proceedings and the Borrower shall have established adequate reserves in respect of such Lien if and to the extent required by GAAP and then, only for so long as such contestation effectively postpones the rights of the holders thereof to enforce such Liens);

(d) inchoate Liens imposed or permitted by laws such as garagemens' liens, carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent are being contested by such person diligently and in good faith by appropriate proceedings;

(e) Liens to secure assessments or current obligations of the Borrower and its Subsidiaries which are not at the time overdue or otherwise dischargeable by the payment of money, and which are incurred in the ordinary course of its business under workers' compensation laws, unemployment insurance or other social security legislation or similar legislation, provided that such liens are in amounts commensurate with such current obligations;

(f) Liens or any rights of distress reserved in or exercisable under any lease or sublease to which it is a lessee which secure the payment of rent or compliance with the terms of such lease or sublease, provided that such rent is not then overdue and it is then in compliance in all material respects with such terms;

(g) the right reserved to or vested in any Government Authority by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof; and

(h) Liens which are not otherwise liens contained within the list of Permitted Encumbrances contained within this definition; provided that: (i) the aggregate amount of obligations secured thereby does not at any time exceed Cdn. $1,000,000 (or the equivalent thereof in any other currency) and (ii) such Liens do not attach generally to all or substantially all of the undertaking, assets and property of the Borrower or any Subsidiary (such as a Lien in the nature of a floating charge on all or substantially all of the undertaking, assets and property of a person);

provided that nothing in this definition shall in and of itself, other than by way of operation of law, cause the Obligations hereunder to be subordinated in priority to any such Permitted Encumbrance or cause the Security or any other Liens in favour of the Lenders or the Agent on behalf of the Lenders to rank subordinate to any such Permitted Encumbrance.

"Permitted Equipment Encumbrances" means:

(a) those Liens contemplated by the Intercreditor Agreement;

(b) the Security or other Liens in favour of the Lenders or the Agent on behalf of the Lenders;

(c) any Lien which the Borrower or relevant Material Subsidiary will be contesting in good faith, provided such contest will involve, in the opinion of the Agent, no risk of loss or interference with the use of any material part of the Equipment and, further provided, the Borrower shall have established adequate reserves in respect of such Lien if and to the extent required by GAAP; and

(d) any Lien from time to time disclosed by the Borrower to the Agent and which is consented to in writing by the Majority of the Lenders;

provided that nothing in this definition shall in and of itself cause the Obligations hereunder to be subordinated in priority of payment to any such Permitted Equipment Encumbrance or cause any

Liens in favour of the Lenders or Agent on behalf of the Lenders to rank subordinate to any such Permitted Equipment Encumbrance.

"**Permitted Indebtedness**" means:

(a) all trade payables and other similar Indebtedness not past due by more than 90 days (other than Indebtedness for borrowed money) incurred in the normal course of business, provided each such Indebtedness is classified as a current liability on the Trust's consolidated financial statements and based on GAAP;

(b) all Indebtedness of the Borrower to The Toronto-Dominion Bank or any other operating lender from time to time, provided that if such Indebtedness is secured, such lender has entered into an intercreditor agreement with the Lenders or the Agent on behalf of the Lenders in form and substance satisfactory to all of the Lenders, each acting reasonably;

(c) all Indebtedness of the Borrower under this Agreement;

(d) any Indebtedness of the Borrower to the Trust in accordance with the Trust Documents provided that such Indebtedness is subordinated in favour of the Lenders upon the terms and conditions set forth in, and in accordance with, the Subordination Agreement; and

(e) any other Indebtedness of the Borrower or the Trust so long as the incurring of such Indebtedness will not result in the Trust not being in compliance with any of the financial covenants set forth in Section 8.3.

"**PPSA**" means the Alberta *Personal Property Security Act*, including all amendments thereto or restatements thereof and regulations thereunder.

"**Prepayment Fee**" has the meaning set out in Section 2.10.

"**Prime Rate**" means the rate of interest per annum established from time to time by National Bank of Canada (including its successors) as the reference rate of interest for the determination of interest rates that such bank will charge to customers in Canada for Canadian Dollar demand loans in Canada.

"**Purchase Money Lien**" means a Lien, whether given to a vendor, a lender or any other person, securing Indebtedness assumed or incurred as, or to provide, all or part of the purchase price or other acquisition cost of property provided that: (i) such Lien is limited exclusively to such property, (ii) the amount of Indebtedness secured thereby is not increased subsequent to such acquisition and (iii) the principal amount of Indebtedness secured by any such Lien at no time exceeds 100% of the original purchase price of such property at the time it was acquired.

"**Rateable Portion**", as regards any Lender, with regard to the following amounts, means with regards to the Credit Facility and Drawdowns, Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (a) that Lender's Commitment by (b) the aggregate of all of the Lenders' Commitments.

"**Receivables**" means all debts, claims and choses in action (including Accounts and Chattel Paper) now or in the future due or owing to or owned by the Borrower.

"**Reference BA Rate**" means, for each day in a given Month, the annual rate of interest equal to and identified as the average discount rate (expressed as a rate per annum and rounded upwards, if necessary, to the nearest 0.01% per annum) of one-month Canadian dollar bankers' acceptances as displayed on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters Monitor Money Rates Service as at approximately 10:00 a.m. (Toronto time) on the next to last Wednesday (or, if such Wednesday is not a Business Day, the immediately preceding Business Day) of the immediately preceding Month; provided, however, that if such rate does not appear on the CDOR Page as contemplated, then the "Reference BA Rate" will be, for each day in a given Month, the annual rate of interest equal to the Bank of Canada composite mid-morning bid discount rate of one-month Canadian dollar bankers' acceptances as in effect on the next to last Wednesday (or, if such Wednesday is not a Business Day, the immediately preceding Business Day) of the immediately preceding Month and displayed in the "Bank of Canada Weekly Financial Statistics".

"**Related Party**" means any person which is any one or more of the following:

(a) an Affiliate of the Borrower or any Subsidiary thereof;

(b) a unitholder of the Trust which owns or controls, directly or indirectly, more than 10% of the outstanding units of the Trust, or any Affiliate thereof;

(c) the Trust and its Affiliates; and

(d) a person which is not at arm's length from the Borrower or any of its Subsidiaries.

"**Related Party Payment**" means the payment of any administration fee, management fee, incentive fee or other fee or other similar amount to any Related Party by the Borrower or any Subsidiary, other than payments to the Borrower or a Wholly Owned Subsidiary.

"**Repayment Notice**" means a notice substantially in the form annexed hereto as Schedule F to be given to the Agent by the Borrower pursuant hereto.

"**Request for an Offer of Facility Extension**" has the meaning set out in Section 2.12.

"**Revenues**" means the revenues as set forth from time to time in the Borrower's Statement of Operations and Retained Earnings, and which statement has been prepared in accordance with GAAP.

"**Security**" means, collectively, the guarantees, debentures, debenture pledge agreements, pledge agreements, assignments and other security agreements executed and delivered, or required to be executed and delivered, by the Borrower and its Subsidiaries under and pursuant to this Agreement and shall include, in respect of the Borrower, the Security Agreement and the Subordination Agreement.

"Security Agreement" means the amended and restated security agreement of the Borrower in the form of Schedule G-1 annexed hereto.

"Serial Number Goods" shall have the meaning given to it in the PPSA.

"Subordination Agreement" means the amended and restated subordination agreement in the form of Schedule H annexed hereto.

"Subsidiary" means, with respect to any person ("X"):

(a) any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by X;

(b) any partnership of which, at the time, X: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c) any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by X,

provided that, unless otherwise expressly provided or the context otherwise requires, references herein to "Subsidiary" or "Subsidiaries" shall be and shall be deemed to be references to Subsidiaries of the Borrower and references herein to the beneficial ownership or control by X shall include (i) the beneficial ownership or control by X, or one or more of its Subsidiaries (as such term is defined within this definition) or (ii) the ownership or control by X and one or more of its Subsidiaries (as such terms is defined within this definition).

"Successor Agent" has the meaning set out in Section 13.10.

"Tangible Net Worth" means, the Unitholders' Equity Share Capital less the aggregate amount of the following: goodwill, intellectual property, prepaid expenses and other intangible assets; all as determined in accordance with GAAP.

"Taxes" means all taxes, levies, imposts, stamp taxes, duties, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof now or at any time in the future, together with interest thereon and penalties, charges or other amounts with respect thereto, if any, and "Tax" and "Taxation" shall be construed accordingly.

"Term-Out Date" means September 23, 2005 or such later date to which the same may be extended in accordance with Section 2.12.

"Term-Out Period" means the period immediately following the Term-Out Date to and including the Maturity Date.

"Total Assets" means, as at any date of determination, the total assets of the Trust appearing on the most recent Consolidated balance sheet of the Trust prepared in accordance with GAAP.

"Total Liabilities" means all of the Debt of the Trust measured on a Consolidated Basis.

"Total Liabilities to Tangible Net Worth Ratio" means, as at the date of determination, the ratio of Total Liabilities to Tangible Net Worth.

"Trust" means Trinidad Energy Services Income Trust.

"Trustee" means Valiant Trust Company, a trust company carrying on business in the Province of Alberta, in its capacity as trustee of the Trust pursuant to the Trust Indenture, and any additional or successor trustee pursuant to the Trust Indenture.

"Trust Indenture" means the Declaration of Trust dated September 17, 2002 between the Borrower and the Trustee, as amended or restated from time to time as permitted by this Agreement.

"Trust Units" means the trust units of the Trust, each trust unit representing an equal fractional undivided beneficial interest in the Trust.

"Unitholders" means the holders from time to time of Trust Units.

"Unitholders' Equity Share Capital" means the capital and retained earnings of the Trust as shown on the Trust's then most recent unaudited quarterly or audited annual Consolidated financial statements, as applicable.

"Wholly Owned Subsidiary" means:

(a) a corporation, all of the issued and outstanding shares in the capital of which are beneficially held by:

 (i) the Borrower;

 (ii) the Borrower and one or more corporations, all of the issued and outstanding shares in the capital of which are held by the Borrower; or

 (iii) two or more corporations, all of the issued and outstanding shares in the capital of which are held by the Borrower;

(b) a corporation which is a Wholly Owned Subsidiary of a corporation that is a Wholly Owned Subsidiary of the Borrower;

(c) a partnership, all of the partners of which are the Borrower and/or Wholly Owned Subsidiaries of the Borrower; or

(d) a trust, all of the beneficial interests of which are held by the Borrower or Wholly Owned Subsidiaries of the Borrower.

1.2 Headings; Articles and Sections

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.3 Number; persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4 References to Agreements and Enactments

Reference herein to any agreement, instrument, licence or other document shall be deemed to include reference to such agreement, instrument, licence or other document as the same may from time to time be amended, modified, supplemented or restated as permitted by the provisions of this Agreement if and to the extent such permission is applicable; and reference herein to any enactment shall be deemed to include reference to such enactment as re-enacted, amended or extended from time to time and to any successor enactment.

1.5 Per Annum Calculations

Unless otherwise stated, wherever in this Agreement reference is made to a rate "per annum" or a similar expression is used, such rate shall be calculated on the basis of a year of 365 days.

1.6 Currency

Wherever an amount of money is referred to in any of the Documents, such amount will, unless otherwise expressly stated, be in Canadian Dollars.

1.7 Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A - Lenders and Commitments
Schedule B - Assignment Agreement

Schedule C	-	Compliance Certificate
Schedule D	-	Environmental Certificate
Schedule E	-	Drawdown Notice
Schedule F	-	Repayment Notice
Schedules G-1	-	Borrower's Security Agreement
Schedules G-2	-	Material Subsidiary Guarantee
Schedules G-3	-	Material Subsidiary Security Agreement
Schedule H	-	Subordination Agreement
Schedule I	-	Description of Equipment
Schedule J	-	Insurance Requirements.

1.8 <u>Amendment and Restatement</u>

(1) On the date on which all of the conditions set forth in Section 3.3 have been satisfied (or waived in writing by all of the Lenders):

(a) the Original Agreement, as amended, shall be and is hereby amended and restated in the form of this Agreement; and

(b) all obligations outstanding under the Original Agreement, as amended, prior to the date hereof shall continue to be outstanding under this Agreement and shall be deemed to be Obligations owing by the Borrower to the Lenders under this Agreement; the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, for the purchase of participations in, the Outstanding Principal) to give effect to the foregoing and to ensure that the aggregate Obligations owing to each Lender are outstanding in proportion to each Lender's Rateable Proportion of all outstanding Obligations after giving effect to the foregoing.

(2) Notwithstanding the foregoing or any other term hereof, all of the covenants, representations and warranties on the part of the Borrower under the Original Agreement, as amended, and all of the claims and causes of action arising against the Borrower in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the date all conditions precedent in Section 3.3 have been either satisfied or waived, shall continue, survive and shall not be merged in the execution of this Agreement or any other Documents or any advance or provision of any Drawdown hereunder.

(3) References herein to the "date hereof" or similar expressions shall be and shall be deemed to be to the date of the execution and delivery of this Agreement being the date and year first above written.

ARTICLE 2 - THE CREDIT FACILITY

2.1 The Credit Facility

Subject to the terms and conditions hereof, each of the Lenders shall make available to the Borrower such Lender's Rateable Portion of the Credit Facility. The Outstanding Principal under the Credit Facility shall not, at any time, exceed the maximum principal amount of the Credit Facility.

2.2 Availability and Nature of the Credit Facility

Subject to the terms and conditions hereof, the Borrower may make Drawdowns under the Credit Facility prior to the Term-Out Date. The Credit Facility is non-revolving and the principal amount of any Loans which are repaid may not be re-borrowed or utilized again and the Borrower shall not be entitled to make further Drawdowns in respect of such amounts; any repayment of Loans under the Credit Facility shall result in the permanent reduction of the Credit Facility by the amount of such repayment.

2.3 Purpose

The Credit Facility and the proceeds of the each Drawdown are being made available to (i) partially finance, subject to Section 3.2, the acquisition or completed construction of New Equipment, and (ii) to reimburse the Borrower in respect of Existing Equipment previously acquired or constructed by the Borrower utilizing financing other than the proceeds of Loans hereunder (and to which no Purchase Money Lien applies) during the period of time in which the Original Agreement, as amended, was in effect.

2.4 Minimum Drawdowns

Each Drawdown under the Credit Facility shall be in the minimum principal amount of Cdn. $1,000,000 and integral multiples of Cdn. $100,000 in excess thereof.

2.5 Notice Periods for Drawdowns, Conversions and Rollovers

Subject to the provisions hereof, the Borrower may make a Drawdown under the Credit Facility by delivering a Drawdown Notice (executed in accordance with the definition of Officer's Certificate), to the Agent not later than 9:00 a.m. (Calgary time) five (5) Business Days prior to the proposed Drawdown Date.

2.6 Agent's Obligations with Respect to Drawdown Notices

Upon receipt of a Drawdown Notice, the Agent shall forthwith notify the Lenders of the requested Loan, the proposed Drawdown Date, each Lender's Rateable Portion of such Loan and, if applicable, the account of the Agent to which each Lender's Rateable Portion is to be credited.

2.7 Lenders' and Agent's Obligations with Respect to Drawdowns

Each Lender shall, for same day value on the Drawdown Date specified by the Borrower in a Drawdown Notice with respect to a Drawdown, credit the Agent's Account or the Agent's account specified in the Agent's notice given under Section 2.6 with such Lender's Rateable Portion of each such requested Drawdown and for same day value. On the same date the Agent shall, subject to Section 13.2, pay to the Borrower the full amount of the amounts so credited in accordance with any payment instructions set forth in the applicable Drawdown Notice.

2.8 Irrevocability

A Drawdown Notice or Repayment Notice given by the Borrower hereunder shall be irrevocable and, subject to any options the Lenders may have hereunder in regard thereto and the Borrower's rights hereunder in regard thereto, shall oblige the Borrower to take the action contemplated on the date specified therein.

2.9 Optional Cancellation or Reduction of Credit Facility

The Borrower may, at any time, upon giving at least three (3) Business Days prior written notice to the Agent, cancel in full or, from time to time, permanently reduce in part the unutilized portion of the Credit Facility; provided, however, that any such reduction shall be in a minimum amount of Cdn. $5,000,000 and reductions in excess thereof shall be in integral multiples of Cdn. $1,000,000. If the Credit Facility is so reduced, the Commitments of each of the Lenders under the Credit Facility shall be reduced pro rata in the same proportion that the amount of the reduction in the Credit Facility bears to the amount of the Credit Facility in effect immediately prior to such reduction.

2.10 Optional Repayment of Credit Facility

The Borrower may at any time and from time to time repay to the Agent for the account of the Lenders the whole or any part of any Loan (and which is in addition to the required Monthly Term-Out Instalments) owing by it together with accrued interest thereon to the date of such repayment provided that:

(a) the Borrower shall give a Repayment Notice (executed in accordance with the definition of Officer's Certificate) to the Agent not later than 9:00 a.m. (Calgary time) five (5) Business Days prior to the date of the proposed repayment;

(b) repayments pursuant to this Section may only be made on a Business Day;

(c) each such repayment shall be in a minimum amount of the lesser of: (i) the minimum amount required pursuant to Section 2.4 for Drawdowns and (ii) the Outstanding Principal of all Loans outstanding under the Credit Facility immediately prior to such repayment; any repayment in excess of such amount shall be in integral multiples of the amounts required pursuant to Section 2.5 for multiples in excess of the minimum amounts for Drawdowns;

(d) each such repayment during the Term-Out Period shall be applied to the required Monthly Term-Out Instalments in inverse order of maturity; and

(e) the Borrower shall pay to the Agent on behalf of the Lenders a prepayment fee (each such fee, a "**Prepayment Fee**") in Canadian Dollars equal to the amount of interest that would have accrued and been payable hereunder on the amount being repaid over the next three months had such repayment not been made, such Prepayment Fee calculated at the then prevailing Floating Rate and assuming such rate remained constant for such three month period.

It is hereby acknowledged and agreed by the Borrower that the Prepayment Fee is paid as a fee, and not as a penalty, and as liquidated damages and a genuine pre-estimate of the breakage costs and other costs, losses, damages and expenses to the Lenders resulting from any prepayment of Loans prior to the Maturity Date.

2.11 Mandatory Repayment of Credit Facility

(1) Subject to Section 10.2 and Section 2.11(2), the Borrower shall repay or pay, as the case may be, to the Agent, on behalf of the Lenders, all Loans and other Obligations outstanding under the Credit Facility on or before the Maturity Date.

(2) Without limiting the foregoing and in addition thereto:

(a) on the Term-Out Date the aggregate Outstanding Principal and the Monthly Term-Out Instalment shall be determined by the Agent and the Agent shall provide written notice thereof to the Borrower and the Lenders; and

(b) commencing with the Payment Date immediately following the three month anniversary of the Term-Out Date, the Borrower shall pay to the Agent on behalf of the Lenders, on each Payment Date, the lesser of (i) the Monthly Term-Out Instalment (to be applied to the repayment of the Outstanding Principal) and (ii) the aggregate Outstanding Principal (in the latter case, together with all accrued and unpaid interest and other outstanding Obligations).

2.12 Extension of Term-Out Date

(1) In this Section:

"**Request for an Offer of Facility Extension**" means a written request by the Borrower for the Lenders to issue an offer to the Borrower extending the Term-Out Date to a date up to 364 days after acceptance of such offer; and

"**Offer of Facility Extension**" means a written offer by the Agent, on behalf of the Lenders, to the Borrower to extend the Term-Out Date to a date up to 364 days after acceptance of such offer, and setting forth the terms and conditions on which such extension is offered by the Lenders and may be accepted by the Borrower.

(2) The Borrower may, at its option and from time to time, by delivering to the Agent an executed Request for an Offer of Facility Extension, request the Lenders to issue an Offer of Facility Extension; provided that: (a) such request may not be made more than 90 days or less than 45 days before the then current Term-Out Date; and (b) concurrent with the delivery of a Request for an Offer of Facility Extension the Borrower shall, at its own expense, deliver or cause to be delivered an Independent Appraisal with an effective date no earlier than 120 days prior to the current Term-Out Date and the receipt by the Agent of such Independent Appraisal shall be a condition precedent to any extension of the then current Term-Out Date.

(3) Upon receipt from the Borrower of an executed Request for an Offer of Facility Extension, the Agent shall forthwith deliver to each Lender a copy of such request together with the aforementioned Independent Appraisal delivered therewith, and each Lender shall, within 25 days after the date the Lender receives such request from the Agent, advise the Agent in writing whether such Lender will offer to extend the Term-Out Date and, if so, upon what terms and conditions; provided that, if any Lender shall fail to so advise the Agent within such period, then such Lender shall be deemed to have denied the request of the Borrower. The Agent shall only deliver an Offer of Facility Extension upon the agreement of all of the Lenders, including as to the new terms and conditions, if any, pertaining thereto. The determination of each Lender whether or not to extend the Term-Out Date shall be made by each individual Lender in its sole discretion.

(4) Within 5 days after the expiry of the aforementioned 25 day period, the Agent shall either:

(a) deliver to the Borrower (with a copy to each Lender) an Offer of Facility Extension executed by the Agent on behalf of the Lenders and specifying the new terms and conditions, if any, upon which the extension of the Term-Out Date is offered; or

(b) notify the Borrower that the request for the issuance of an Offer of Facility Extension has been denied. If the request has been denied, but Lenders having Commitments which, in aggregate, represent 66⅔% or more of all outstanding Commitments (each, an **"Extending Lender"**) are in agreement as to the terms and conditions (which may be the existing terms and conditions) upon which they would be prepared to issue an Offer of Facility Extension (the **"Extension Terms"**), then the Agent shall also advise the Borrower of (i) the Extension Terms, (ii) which Lenders are not in agreement as aforesaid (each, a **"Non-Extending Lender"**), and (iii) each Non-Extending Lender's Rateable Portion of the Obligations outstanding under the Credit Facility as at such date.

The failure of the Agent within the aforementioned 5-day period to deliver an Offer of Facility Extension, as provided above, shall be deemed to be notification by the Agent to the Borrower that the Lenders have denied the Borrower's request.

(5) If the Agent has delivered to the Borrower an Offer of Facility Extension, such offer shall be open for acceptance by the Borrower until the Business Day immediately preceding the current Term-Out Date. Upon written notice by the Borrower to the Agent accepting an outstanding

Offer of Facility Extension and agreeing to the terms and conditions specified therein: (a) the Term-Out Date shall be extended to the date up to 364 days (as specified in the Offer of Facility Extension) after acceptance of such offer, and (b) the terms and conditions specified in such offer shall be immediately effective.

(6) If the Agent notifies the Borrower pursuant to Section 2.12(4) that the request from the Borrower for an Offer of Facility Extension has been denied, but Lenders having Commitments which, in aggregate, represent 66⅔% or more of all outstanding Commitments have indicated to the Agent their willingness to issue an Offer of Facility Extension on the Extension Terms, then, by no later than the Business Day immediately preceding the current Term-Out Date and provided that the Borrower has agreed with the Agent to accept a revised Offer of Facility Extension from the Extending Lenders only on the Extension Terms:

(a) the Borrower may require any Non-Extending Lender to assign its Commitment, its Rateable Portion of all Loans and other Obligations outstanding under the Credit Facility and all of its rights, benefits and interests under the Documents relating thereto (collectively, the "**Assigned Interests**") to (i) any Extending Lenders which have agreed to increase their Commitments and purchase Assigned Interests, and (ii) to the extent the Assigned Interests are not transferred to Extending Lenders, financial institutions or other investors selected by the Borrower and acceptable to the Agent, acting reasonably. Such assignments shall be effective upon execution of assignment documentation satisfactory to the relevant Non-Extending Lender, the assignee, the Borrower and the Agent (each acting reasonably), upon payment to the relevant Non-Extending Lender (in immediately available funds) by the relevant assignee of an amount equal to its Rateable Portion of all Loans and other Obligations being assigned and all accrued but unpaid interest and fees hereunder in respect of those portions of the Loans and Commitments being assigned, and upon payment by the relevant assignee to the Agent (for the Agent's own account) of the recording fee contemplated in Section 14.6. Upon such assignment and transfer, the Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Credit Facility and the assignee thereof shall succeed to the position of such Lender as if the same was an original party hereto in the place and stead of such Non-Extending Lender and shall be deemed to be an Extending Lender on the Extension Terms; for such purpose, to the extent that the assignee is not already a party hereto, the assignee shall execute and deliver an Assignment Agreement and such other documentation as may be reasonably required by the Agent and the Borrower to confirm its agreement to be bound by the provisions hereof and to give effect to the foregoing; and

(b) to the extent that any Non-Extending Lender has not assigned its rights and interests to an Extending Lender or other financial institution or investor as provided in subparagraph (a) above, the Borrower may, notwithstanding any other provision hereof, repay the Non-Extending Lender's Rateable Portion of all Loans and other Obligations outstanding under the Credit Facility,

together with all accrued but unpaid interest and fees thereon with respect to its Commitment, without making corresponding repayment to the Extending Lenders upon which the Borrower may cancel such Non-Extending Lender's Commitment. Upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Credit Facility and the Credit Facility shall be reduced by the amount of such Lender's cancelled Commitment.

Notwithstanding any other provision hereof to the contrary and for certainty, if a Non-Extending Lender has been required to assign its rights and interests pursuant to subparagraph (a) above or has been repaid pursuant to subparagraph (b) above, no Prepayment Fee shall be payable to such Non-Extending Lender in respect of either such assignment or prepayment.

(7) If all of the Commitments of and all Obligations outstanding under the Credit Facility to each Non-Extending Lender have been assigned, fully paid or cancelled, as the case may be, in accordance with the foregoing provisions of Section 2.12(6) by no later than the Business Day immediately preceding the then current Term-Out Date, then the Agent shall be deemed to have issued an Offer of Facility Extension to the Borrower which the Borrower accepted upon completion of the foregoing in accordance with Section 2.12(6) and the Term-Out Date shall be extended to the date up to 364 days (as specified in the Extension Terms) after the date of such completion on and subject to the Extension Terms; if not, then the current Term-Out Date shall not be extended and the Extending Lenders and the Non-Extending Lenders shall remain as Lenders under the Credit Facility (subject to the other relevant provisions hereof).

(8) This Section shall apply, from time to time, to facilitate successive extensions and requests for extension of the Term-Out Date. The Borrower shall not be entitled to request any action or give any notice under this Section at any time when a Default or an Event of Default shall have occurred and be continuing and it shall be a condition precedent to any extension of the Term-Out Date that no Default or Event of Default has occurred and is continuing.

2.13 <u>Increase of Credit Facility</u>

(1) The Borrower may, subject to the following provisions of this Section 2.13, increase the Commitments (the **"Additional Commitments"**) available hereunder and the maximum principal amount of the Credit Facility by adding additional financial institutions or other persons as Lenders hereunder or by increasing the Commitments of existing Lenders with (in the latter case) the prior written consent of such Lenders, or any combination thereof. The right to increase the Credit Facility by Additional Commitments shall be subject to the following:

(a) no Default or Event of Default shall have occurred and be continuing or shall result from such increase and the Borrower shall have delivered to the Agent an Officer's Certificate confirming the same and confirming (i) its corporate authorization to make such increase, (ii) the truth and accuracy of its representations and warranties hereunder and (iii) that no consents, approvals or authorizations are required for such increase (except as have been unconditionally obtained and are in full force and effect, unamended), each as at the effective date of such increase;

(b) the Additional Commitments shall not, in the aggregate, exceed Cdn. $30,000,000;

(c) the Borrower shall not be entitled to add more than two (2) additional financial institutions or other persons, in the aggregate, as Lenders hereunder pursuant to this Section 2.13;

(d) the Outstanding Principal shall exceed Cdn. $80,000,000 at the time of any such increase;

(e) at the time of any such increase (i) the Tangible Net Worth of the Trust shall be not less than Cdn. $90,000,000 and (ii) Section 8.3(c) hereof shall have been amended to increase the minimum Tangible Net Worth referenced therein from Cdn. $75,000,000 to Cdn. $90,000,000 which amendment shall be deemed to have been effected upon the Borrower's exercise of this Section 2.13;

(f) the Agent (on its own account and in its capacity as Agent and having regard to those considerations as may be relevant, as determined by the Agent, acting reasonably, to an agent acting on behalf of lenders in transactions similar to the Credit Facility) shall have consented to any additional financial institution or other persons becoming a Lender, such consent not to be unreasonably withheld; and

(g) the Borrower and the existing Lenders or the financial institution or other persons being added, as the case may be, shall execute and deliver such documentation as is required by the Agent, acting reasonably, to effect the increase in question (including the partial assignment of Loans or purchase of participations from Lenders to the extent necessary to ensure that, after giving effect to such increase, each Lender holds its Rateable Portion of each outstanding Loan under the Credit Facility) and, if applicable, to novate such new financial institution as a Lender under the Documents.

ARTICLE 3 - CONDITIONS PRECEDENT TO DRAWDOWNS

3.1 Conditions for Drawdowns

On or before each Drawdown hereunder the following conditions shall be satisfied:

(a) the Agent shall have received a proper and timely Drawdown Notice from the Borrower requesting the Drawdown;

(b) the representations and warranties set forth in Section 7 shall be true and accurate in all respects on and as of the date of the requested Drawdown;

(c) no Default or Event of Default shall have occurred and be continuing on and as of the date of the requested Drawdown nor shall the Drawdown result in the occurrence of a Default or Event of Default;

(d) with respect to any Drawdown the proceeds of which will be used to reimburse the Borrower in accordance with Section 2.3(ii), the Agent shall have received an Independent Appraisal or Independent Appraisals which

demonstrate to the Lenders (acting reasonably) that, after giving effect to the proposed Drawdown, the Asset Coverage Ratio shall be equal to or greater than 1.9:1.0; and

(e) after giving effect to the proposed Drawdown, the Outstanding Principal of all Loans outstanding under the Credit Facility shall not exceed the maximum amount of the Credit Facility then in effect.

3.2 Additional Conditions for Drawdowns to Finance New Equipment

In addition to the conditions set forth in Section 3.1, on or before any Drawdown where the proceeds of such Drawdown will be used to partially finance the acquisition or completed construction of any New Equipment (including for certainty, the partial reimbursement of the Borrower for New Equipment, the completed construction or acquisition of which was financed otherwise than with the proceeds of Loans hereunder) the following further conditions shall be satisfied:

(a) the Borrower shall have delivered to the Agent a true, correct and complete description of the New Equipment to be partially financed with the proceeds of the requested Drawdown (on an itemized basis, including the manufacturer, make, model, model numbers, serial numbers and model year) along with an indentification of the New Equipment which should be considered Serial Numbered Goods together with an Officer's Certificate certifying the same to the Agent and the Lenders;

(b) the Borrower shall have delivered or caused to be delivered to the Agent a certificate of insurance, in a form acceptable to the Agent (acting reasonably), showing the Agent as first loss payee with respect to all of the Equipment, including such New Equipment, and showing the Agent and the Lenders as additional named insureds;

(c) the Borrower shall have delivered to the Agent an independent appraisal of such New Equipment by an Independent Appraiser, which appraisal shall include an appraisal of the Liquidation Value of such New Equipment and appraisal of the Market Value of such New Equipment;

(d) the Borrower shall have delivered to the Agent true, correct and complete copies of all agreements, invoices and other documents evidencing or relating to the acquisition of such New Equipment (including particulars of the purchase price therefor and particulars of the method and timing of the payment thereof), together with an Officer's Certificate certifying the same to the Agent and the Lenders; and

(e) the proceeds of such Drawdown used to partially finance the acquisition or completed construction of the New Equipment shall not exceed 40.0% of the aggregate Market Value of such New Equipment, as detailed in the independent appraisal delivered in connection with such Drawdown. For certainty, Purchase Money Liens may not be utilized to finance any portion

of the balance of the purchase price or other acquisition or construction cost of any New Equipment financed hereunder.

3.3 Conditions Precedent to Amendment and Restatement

This Agreement shall be effective upon, and the Original Agreement, as amended, shall be further amended and restated as herein provided upon, the following conditions being satisfied:

(a) all fees and expenses previously agreed between the Borrower and the Lenders shall be paid by the Borrower to the Lenders;

(b) the Borrower and each corporate Subsidiary of the Borrower which is executing and delivering Documents shall have delivered to the Agent a current certificate of status, compliance or good standing, as the case may be, in respect of its jurisdiction of incorporation and certified copies of its constating documents, by-laws and the resolutions authorizing the Documents to which it is a party and transactions hereunder and an Officer's Certificate as to the incumbency of the officers of the Borrower or the Subsidiary, as the case may be, signing the Documents to which it is a party;

(c) each Subsidiary of the Borrower which is not a corporation and which is executing and delivering any Documents shall have delivered, or caused to be delivered, to the Agent certificates as to the matters set forth in Section 3.3(b) with respect to the general partner thereof or other separate legal person executing and delivering on its behalf the Documents to which it is a party, and, in addition, shall have delivered to the Agent certified copies of the partnership agreement, declaration of trust or other agreements or instruments creating or governing the same;

(d) the Borrower shall have delivered to the Agent an Officer's Certificate detailing the legal structure and ownership of the Borrower and its Subsidiaries as of the date hereof, which certificate shall be in form and substance satisfactory to the Agent and Lenders' Counsel (each acting reasonably);

(e) the Security, Subordination Agreement and other Documents shall have been fully executed and delivered, each in form and substance satisfactory to the Lenders (acting reasonably), and all registrations, filings and recordings necessary or desirable (as determined by the Lenders' Counsel, acting reasonably) in connection with the Security shall have been made and completed;

(f) the Agent and the Lenders shall have received (i) a legal opinion from Borrower's Counsel and (ii) a legal opinion from Lenders' Counsel, each in form and substance as may be required by the Lenders (acting reasonably);

(g) the Agent shall have received current certificates of insurance evidencing the insurance required to be maintained by the Borrower and its Subsidiaries pursuant hereto; and

(h) the Lenders shall have received (i) an Independent Appraisal, (ii) Compliance Certificate and (iii) Environmental Certificate, all acceptable to the Agent and each of the Lenders.

3.4 Waiver

The conditions set forth in Sections 3.1, 3.2 and 3.3 are inserted for the sole benefit of the Lenders and the Agent and may be waived by all of the Lenders, in whole or in part (with or without terms or conditions) without prejudicing the right of the Lenders or Agent at any time to assert such waived conditions in respect of any subsequent Drawdown.

ARTICLE 4 - EVIDENCE OF DRAWDOWNS

4.1 Account of Record

The Agent shall open and maintain books of account evidencing all Loans and all other amounts owing by the Borrower to the Lenders hereunder. The Agent shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts shall, absent manifest error, constitute *prima facie* evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Loans and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent shall promptly advise the Borrower of such entries made in the Agent's books of account.

ARTICLE 5 - PAYMENTS OF INTEREST AND FEES

5.1 Interest on Loans

The Borrower shall pay interest on each Loan owing by it in Canadian Dollars at a rate per annum equal to the Floating Rate in effect from time to time. Each determination by the Agent of the Floating Rate applicable from time to time shall, in the absence of manifest error, be *prima facie* evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Payment Date for the period from and including the Drawdown Date or the preceding Payment Date, as the case may be, for such Loan to and including the day preceding such Payment Date and shall be calculated on the principal amount of the Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be. Changes in the Floating Rate shall cause an immediate adjustment of the interest rate applicable to the Loans without the necessity of any notice to the Borrower.

5.2 *Interest Act* (Canada)

Whenever a rate of interest hereunder is calculated on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act*

(Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

5.3 Nominal Rates; No Deemed Reinvestment

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after maturity, default and judgment. The rates of interest specified in this Agreement are intended to be nominal rates and not effective rates. Interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

5.4 Standby Fees

(1) The Borrower shall pay to the Agent for the account of the Lenders a standby fee in Canadian Dollars in respect of the Credit Facility calculated at a rate of 0.25% per annum on the amount, if any, by which the amount of the Outstanding Principal under the Credit Facility for each day in the period of determination is less than the aggregate outstanding Commitments for each such day. Fees determined in accordance with this Section shall accrue daily from and after the date hereof and be payable by the Borrower monthly in arrears and on cancellation in full of the Credit Facility and on the Term-Out Date.

(2) As of: (i) each Payment Date, (ii) the date of any cancellation in full of the Credit Facility, and (iii) the Term-Out Date, the Agent shall determine the standby fees under this Section in respect of the Credit Facility for the period from and including the date hereof or the date of the immediately preceding determination, as the case may be, to but excluding that date of determination and shall send to the Borrower a written notice detailing such standby fees promptly after the determination thereof. The Borrower shall pay to the Agent for the account of the Lenders the standby fees referred to above on each Payment Date, date of cancellation in full of the Credit Facility or the Term-Out Date, as the case may be, and for such purpose the Agent is hereby authorized to debit or withdraw from the bank accounts of the Borrower the amount of such standby fees in payment thereof.

(3) For certainty, no standby fees shall be payable by the Borrower in respect of any period after the Term-Out Date.

5.5 Interest on Overdue Amounts

Notwithstanding any other provision hereof, in the event that any amount due hereunder (including, without limitation, any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall pay interest on such unpaid amount (including, without limitation, interest on interest), if and to the fullest extent permitted by Applicable Laws, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is received for value at the required place of payment on the date of such payment), and such interest shall accrue daily, be calculated and compounded monthly and be payable on demand, after as well as before maturity, default and judgment, at a rate per annum that is equal to the Default Rate.

5.6 Waiver

To the extent permitted by Applicable Laws, the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lenders or the Agent and any provision of the *Interest Act* (Canada) or *Judgment Interest Act* (Alberta) which restricts any rate of interest set forth herein shall be inapplicable to this Agreement and is hereby waived by the Borrower.

5.7 Maximum Rate Permitted by Law

No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by Applicable Laws. In the event that such interest or fee exceeds such maximum rate, such interest or fees shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under Applicable Laws.

ARTICLE 6 - PLACE AND APPLICATION OF PAYMENTS

6.1 Place of Payment of Principal, Interest and Fees; Payments to Agent

All payments of principal, interest, fees and other amounts to be made by the Borrower to the Agent and the Lenders pursuant to this Agreement shall be made to the Agent (for, as applicable, the account of the Lenders or its own account) in Canadian Dollars for value on the day such amount is due, and if such day is not a Business Day on the Business Day next following, by deposit or transfer thereof to the Agent's Account in immediately available funds. Notwithstanding anything to the contrary expressed or implied in this Agreement, the receipt by the Agent in accordance with this Agreement of any payment made by the Borrower for the account of any of the Lenders shall, insofar as the Borrower's obligations to the Lenders are concerned, be deemed also to be receipt by such Lenders and the Borrower shall have no liability in respect of any failure or delay on the part of the Agent in disbursing and/or accounting to the relevant Lenders in regard thereto.

6.2 Designated Accounts of the Lenders

All payments of principal, interest, fees or other amounts to be made by the Agent to the Lenders pursuant to this Agreement shall be made for value on the Business Day next following receipt from the Borrower, by deposit or transfer thereof in immediately available funds at the time specified herein to the account of each Lender designated by such Lender to the Agent for such purpose or to such other place or account as the Lenders may from time to time notify the Agent.

6.3 Funds

Each amount advanced, disbursed or paid hereunder shall be advanced, disbursed or paid, as the case may be, in immediately available funds on the day such advance, disbursement or payment is to be made.

6.4 **Application of Payments**

Except as otherwise agreed in writing by the Lenders, if any Default or Event of Default shall occur and be continuing, all payments made by the Borrower to the Agent and the Lenders shall be applied to amounts due under this Agreement or any of the Security in respect of the following and in the following order:

(a) fees;

(b) costs and expenses;

(c) default interest;

(d) interest; and

(e) principal.

6.5 **Payments Clear of Taxes**

(1) Any and all payments by the Borrower to the Agent or the Lenders hereunder shall be made free and clear of, and without deduction or withholding for or on account of, any and all present or future Taxes and all liabilities with respect thereto imposed, levied, collected, withheld or assessed by any Governmental Authority or under the laws of any international tax authority imposed on the Agent or the Lenders, or by or on behalf of the foregoing (and, for greater certainty, nothing in this Section 6.5(1) shall make the Borrower liable for any Taxes imposed on or measured by the recipient's overall net income or franchise taxes imposed on it (in lieu of net income taxes) by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized, in which its applicable lending office is maintained or in which its principal office is located). In addition, the Borrower agrees to pay any present or future stamp, transfer, registration, excise, issues, documentary or other similar Taxes, charges or levies which arise from any payment made under this Agreement or the Loans or in respect of the execution, delivery or registration or the compliance with this Agreement or the other Documents contemplated hereunder other than taxes imposed on or measured by the recipient's overall net income and franchise taxes imposed on it (in lieu of net income taxes) by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized, in which its applicable lending office is maintained or in which its principal office is located. The Borrower shall indemnify and hold harmless the Agent and the Lenders for the full amount of any Taxes or other amounts paid or payable by the Agent or the Lenders and any liability (including penalties, interest, additions to tax and reasonable out-of-pocket expenses) resulting therefrom or with respect thereto which arise from any payment made under or pursuant to this Agreement or the Loans or in respect of the execution, delivery or registration of, or compliance with, this Agreement or the other Documents other than taxes imposed on or measured by the recipient's overall net income and franchise taxes imposed on it (in lieu of net income taxes) by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized, in which its applicable lending office is maintained or in which its principal office is located.

(2) If the Borrower shall be required by law to deduct or withhold any amount from any payment or other amount required to be paid to the Agent or the Lenders hereunder, or if any

liability therefor shall be imposed or shall arise from or in respect of any sum payable hereunder, then the sum payable to the Agent or the Lenders hereunder shall be increased as may be necessary so that after making all required deductions, withholdings, and additional income tax payments attributable thereto (including deductions, withholdings or income tax payable for additional sums payable under this provision) the Agent or the Lenders, as the case may be, receive an amount equal to the amount they would have received had no such deductions or withholdings been made or if such additional taxes had not been imposed; in addition, the Borrower shall pay the full amount deducted or withheld for such liabilities to the relevant taxation authority or other authority in accordance with Applicable Laws, such payment to be made (if the liability is imposed on the Borrower) for its own account or (if the liability is imposed on the Agent or the Lenders) on behalf of and in the name of the Agent or the Lenders, as the case may be. If the liability is imposed on the Agent or the Lenders, the Borrower shall deliver to the Agent or the Lenders evidence satisfactory to the Agent or the Lenders, acting reasonably, of the payment to the relevant taxation authority or other authority of the full amount deducted or withheld.

(3) Each Lender shall use reasonable efforts to contest (to the extent contestation is reasonable) such imposition or assertion of such Taxes and shall reimburse to the Borrower the amount of any reduction of Taxes, to the extent of amounts that have been paid by the Borrower in respect of such Taxes in accordance with this Agreement, as a result of such contestation and, provided that, no Lender shall have any obligation to expend its own funds, suffer any economic hardship or take any action detrimental to its interests (as determined by the relevant Lender in its sole discretion, acting reasonably) in connection therewith unless it shall have received from the Borrower payment therefor or an indemnity with respect thereto, satisfactory to it.

(4) Each Lender represents, warrants and covenants to the Borrower that each Lender:

(a) that is not an authorized foreign bank as defined in section 2 of the *Bank Act* (Canada) shall at all times during the term of this Agreement remain a resident of Canada for the purposes of the *Income Tax Act* (Canada);

(b) that is an authorized foreign bank as defined in section 2 of the *Bank Act* (Canada) will receive all amounts paid or credited to such Lender under this Agreement in respect of its "Canadian banking business" for purposes of paragraph 212(13.3)(a) of the *Income Tax Act* (Canada) and, accordingly, such Lender is deemed, and shall at all times during the term of the Agreement remain to be deemed to be, a resident of Canada for purposes of the *Income Tax Act* (Canada),

unless, in either the case of (a) or (b) above, such Lender either: (i) became a Lender as a result of a sale, assignment, transfer or grant made in compliance with Section 14.6 during the continuance of an Event of Default; or (ii) agrees in writing in favour of the Borrower that such Lender shall not be entitled to receive any additional amount under Section 6.5 in respect of, and the Borrower shall be entitled to make withholdings in respect of, withholding tax pursuant to Part XIII of the *Income Tax Act* (Canada) relating to amounts payable by the Borrower to such Lender hereunder.

ARTICLE 7 - REPRESENTATIONS AND WARRANTIES

7.1 Representations and Warranties

The Borrower represents and warrants as follows to the Agent and to each of the Lenders on its own behalf and for and on behalf of each of its Subsidiaries and of the Trust, as applicable and the Borrower acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties in making a Drawdown hereunder:

(a) . Status and Power of Borrower

The Borrower and each Subsidiary is a corporation validly existing and in good standing under the laws of its jurisdiction of incorporation or is a partnership or trust validly existing under the laws of the Province of Alberta; each is duly registered in all other jurisdictions where the nature of its property or character of its business requires registration, except for jurisdictions where the failure to be so registered or qualified would not have a Material Adverse Effect, and has all necessary power and authority to enter into and perform the Documents to which it is a party and to own its properties and carry on its business as presently carried on or as contemplated by the Documents.

(b) Authorization and Status of Agreements

Each Document has been duly authorized, executed and delivered by the Borrower, the Trust (by and through its manager) and each Subsidiary which is a party thereto and does not conflict with or contravene or violate or constitute a default or create a Lien, other than in respect of the Security, under:

(i) their respective constating documents, by-laws, any unanimous shareholder agreement, partnership agreement, Trust Indenture, trust declaration, or any resolution of their respective directors, shareholders or partners, or beneficiaries, as the case may be;

(ii) any agreement or document to which each is a party or by which any of their respective property is bound; and

(iii) any Applicable Law;

and will not constitute, with or without notice or lapse of time or both, an event or circumstance entitling any person to accelerate or demand the payment of any Debt or result in the creation or imposition of any Lien that is not otherwise permitted hereunder on any of their respective property or result in any person becoming entitled to request or require any such Lien.

(c) Binding Effect

Each of the Documents to which it is a party is a valid obligation of the Borrower, the Trust (by and through its manager) or their respective Subsidiaries, as the case

may be, legally binding on each of them and enforceable against each of them in accordance with their respective terms subject to general laws affecting creditors' rights, bankruptcy, insolvency and the requirement that equitable remedies are given in the discretion of the court.

(d) Compliance with Other Instruments

Neither the Borrower, the Trust nor any of their respective Subsidiaries are in default under any agreement or instrument to which it is a party or by which each is bound, which default could reasonably be expected to have a Material Adverse Effect.

(e) Litigation

There are no existing, pending or, to its knowledge, threatened actions, suits, claims or proceedings (including counterclaims or third party proceedings) against either the Borrower, the Trust or any of their respective Subsidiaries or affecting any of their respective property, including the Equipment, before any Governmental Authority which, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect

(f) Permits

The Borrower and each Subsidiary has obtained all material permits, licenses and other authorizations which are required under Applicable Laws to operate its business. The Borrower and each Subsidiary is in compliance in all material respects with all Applicable Laws and with the terms and conditions of all such permits, licenses and authorizations.

(g) Compliance with Laws

The property or any part thereof owned, operated or controlled by the Borrower or any Subsidiary:

(i) is not, to the knowledge of the Borrower after due inquiry, the subject of any outstanding claim, charge or order from an administrative body alleging violation of Applicable Laws or, if it is subject to any such claim, charge or order, the Borrower or relevant Subsidiary is taking all such remedial, corrective or other action required under the claim, charge or order or is diligently and in good faith contesting the validity thereof; and

(ii) complies, with respect to each of its use and operation, in all material respects with Applicable Laws and with the terms and conditions of all permits, licenses and other authorizations which are required to be obtained under Applicable Laws.

(h) Title to Properties

The Borrower and its Subsidiaries have good and marketable title to the Equipment, subject only to Permitted Equipment Encumbrances, and each of them is entitled to charge its interest in the Equipment in favour of the Agent and the Lenders under the Security without the need to obtain the consent or release from any other person.

(i) No Adverse Change

The most recent Consolidated financial statements of the Trust provided to the Agent and the Lenders, were prepared in accordance with GAAP. Such financial statements present fairly in all material respects the financial position of the Trust, the Borrower and their respective Subsidiaries as at the date thereof and since that date there has not occurred any Material Adverse Change. No filing is imminent of a report of a material change as required to be filed by the Trust with any securities commission, exchange or governmental authority.

(j) Information

All information heretofore or contemporaneously furnished by or on behalf of the Borrower, the Trust and their respective Subsidiaries to the Agent and the Lenders in connection with the Credit Facility (including, without limitation, all public disclosure documents reviewed by the Agent and/or the Lenders and which are posted as of the date hereof on The System for Electronic Document Analysis and Retrieval (SEDAR) in connection with the Borrower and the Trust,) is true and accurate in all material respects and the Borrower is not aware of any omission of any material fact which renders such information incomplete or misleading in any material way.

(k) No Subsidiaries

The Borrower does not have any Subsidiaries that have not been previously disclosed in writing to the Agent and conducts its business only through such Subsidiary or Subsidiaries previously disclosed to the Agent.

(l) Trade Names

The only trade names under which the Borrower or any of its Subsidiaries carries on business are: (i) "Trinidad Drilling", "Trinidad Well Servicing", "Saturn Drilling", "Bear Drilling", "Arrow Drilling" and "Wilson Drilling" and (ii) such other trade names as the Borrower has previously advised the Agent in writing.

(m) No Default

No Default or Event of Default has occurred and is continuing.

(n) Payment of Taxes

Except in each case where a failure to do so would not have or would not reasonably be expected to have a Material Adverse Effect, each of the Borrower, the Trust and each of their respective Subsidiaries has duly filed on a timely basis all tax returns required to be filed by it, and it has paid all taxes which are due and payable by it, and has paid all assessments and reassessments, and all other taxes, governmental charges, governmental royalties, penalties, interest and fines claimed against it (except where it is contesting the payment of same in good faith, and it has established to the satisfaction of the Agent a sufficient reserve in accordance with GAAP; all employee source deductions (including income taxes, employment insurance and Canada Pension Plan), sales taxes (both federal and provincial), payroll taxes and workers compensation payments are currently paid and up to date; the Borrower, the Trust and each of their respective Subsidiaries has made adequate provision for, and all required instalment payments have been made in respect of, Taxes and remittances payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax return or the payment of any Taxes or remittances described above; there are no actions or proceedings being taken by Canada Customs and Revenue Agency or any other Governmental Authority to enforce the payment of any Taxes or remittances described above and it has no knowledge of any such actions or proceedings being contemplated by such authorities and all of the material remittances required to be made by each of the Trust, the Borrower and their respective Subsidiaries to the applicable Governmental Authority have been made, are currently up to date and there are no outstanding arrears.

(o) Books and Records

All books and records of the Borrower and its Subsidiaries have been fully, properly and accurately kept and completed and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(p) Environmental

The business and assets of the Borrower and each Subsidiary are being operated in compliance in all respects with Environmental Laws (as defined in the Environmental Certificate), there are no breaches thereof and, no enforcement actions in respect thereof are threatened, or to the knowledge of the Borrower, pending, except where a failure to do so would not have or would not reasonably be expected to have a Material Adverse Effect.

7.2 Deemed Repetition

On the date of delivery by the Borrower of a Drawdown Notice to the Agent, and again on the date of any Drawdown made by the Borrower pursuant thereto:

(a) except those representations and warranties which the Borrower has notified the Agent in writing cannot be repeated for such Drawdown and in respect of which all of the Lenders have waived in writing (with or without terms or conditions) the application of the condition precedent in Section 3.1(b) for such Drawdown, each of the representations and warranties contained in Section 7.1 shall be deemed to be repeated; and

(b) the Borrower shall be deemed to have represented to the Agent and the Lenders that, except as has otherwise been notified to the Agent in writing and has been waived in accordance herewith, no event has occurred and remains outstanding which would constitute a Default or an Event of Default nor will any such event occur as a result of the aforementioned Drawdown.

7.3 Other Documents

All representations, warranties, certifications and statements of the Borrower or any Subsidiary contained in any other Document delivered pursuant hereto or thereto shall be deemed to constitute representations and warranties made by the Borrower to the Agent and the Lenders under Section 9.1 of this Agreement.

7.4 Effective Time of Repetition

All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof.

7.5 Survival of Representations and Warranties

The representations and warranties set out in this Agreement or deemed to be made pursuant hereto shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until this Agreement has been terminated, provided that the representation and warranty in Section 7.1(p) and the certifications contained in the Environmental Certificate relating to environmental matters shall survive the termination of this Agreement.

ARTICLE 8 - GENERAL COVENANTS

8.1 Covenants of the Borrower and its Subsidiaries

So long as any Obligation is outstanding or the Credit Facility is available hereunder, the Borrower covenants and agrees, for and on behalf of itself and each of its Subsidiaries, with each of the Lenders and the Agent that, unless (subject to Section 14.10) a Majority of the Lenders otherwise consent in writing, that:

(a) Punctual Payment and Performance

The Borrower shall duly and punctually pay the principal of all Loans, all interest thereon and all fees and other amounts required to be paid by it hereunder in the manner specified hereunder and the Borrower shall, and shall cause each of its Subsidiaries to, perform and observe all of its obligations under this Agreement and under any other Document to which it is a party.

(b) Corporate Existence

The Borrower shall, and shall cause each of its Subsidiaries to, at all times, maintain its corporate existence, carry on and conduct its business in a proper business like manner and in accordance with good business practice and will keep or cause to be kept financial statements and books of account in accordance with GAAP.

(c) Financial Statements

During the term of this Agreement, the Borrower shall provide to the Agent (with sufficient copies for each of the Lenders) the following:

(i) the audited annual Consolidated financial statements of the Trust (or if required pursuant to Section 8.4, of the Borrower) (which shall be audited by an internationally recognized accounting firm and shall be prepared in accordance with GAAP) within 90 days of each fiscal year end of the Trust, together with a duly executed Environmental Certificate and a duly executed Compliance Certificate;

(ii) the unaudited Consolidated quarterly financial statements of the Trust (or if required pursuant to Section 8.4, of the Borrower) within 45 days of the end of each of the first three fiscal quarters of each of the Trust's fiscal years, together with a duly executed Compliance Certificate;

(iii) such other documentation and information related to the Equipment as the Agent may reasonably request including any internally or independently prepared environmental assessments, compliance reports or certificates; and

(iv) at the request of the Agent, such other information, reports, certificates, projections of income and cash flow or other matters affecting the business, affairs, financial condition, property or assets of the Borrower, the Trust or any of their respective Subsidiaries, as the Agent may reasonably request.

(d) Notice of Events of Default

The Borrower will promptly notify the Agent of the occurrence of any Default or Event of Default and specify in such notice the nature of the event and the steps taken or proposed to be taken to remedy the same.

(e) Cancellation of Permits

The Borrower shall forthwith notify the Agent of the receipt by the Borrower or any of its Subsidiaries or their respective agents of any notification of the refusal, variation, rescission or cancellation of any of the permits, approvals, consents or inspections required by or relating to the business and operations of the Borrower, and its Subsidiaries if such refusal, variation, rescission or cancellation could reasonably be expected to have a Material Adverse Effect.

(f) Inspection

The Borrower will permit, and cause its Subsidiaries to permit, the Agent or its representatives, at their sole risk and expense, at any time and from time to time to enter its premises and those other premises which it controls access to and no or in which some or all of the Equipment is from time to time located, and to inspect the Equipment and their respective books of account and other records relating to the Equipment and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and its auditors.

(g) Insurance

The Borrower will obtain and maintain in effect, or ensure that each of its Subsidiaries obtains and maintains in effect, policies of insurance complying in all respects with the Insurance Requirements. The Borrower will cause such policies to be amended or replaced from time to time as may be necessary to ensure compliance at all times with any amendments to the Insurance Requirements. All such insurance will be with insurers approved by the Majority of the Lenders. The Agent may also from time to time require that the Borrower provide a certificate of its insurers that the insurance required by this Section 8.1(g) is in full force and effect and complies in all material respects with the Insurance Requirements. The Borrower will pay all premiums, or ensure that all premiums are paid, as the same become due and payable in respect of such insurance.

(h) Notice of Environmental Damage

The Borrower will, and will cause each of its Subsidiaries, to promptly upon acquiring knowledge thereof, notify the Agent of the discovery of any Contaminants or of any release of a Contaminant into the Environment from or upon the land or property owned, operated or controlled by the Borrower or any of its Subsidiaries or upon land or property owned, operated or controlled by another person upon which the Borrower or any of its Subsidiaries is conducting its business or operations, which could reasonably be expected to have a Material Adverse Effect. All capitalized terms utilized in this Section 8.1(h) shall have the meanings ascribed to such terms in the Environmental Certificate.

(i) Material Adverse Claims

The Borrower and its Subsidiaries will, except for Permitted Equipment Encumbrances, defend the Equipment from all material adverse claims.

(j) Title To Equipment

The Borrower will ensure that it or its Material Subsidiaries has good and marketable title to the Equipment at all times, subject only to Permitted Equipment Encumbrances.

(k) Use and Maintenance of Equipment

The Borrower will or will cause the Equipment to be operated, by competent, qualified personnel in connection with and only for the business purposes of the Borrower and its Subsidiaries, for the purpose for which the Equipment was designed and in accordance with applicable operating instructions and Applicable Laws, and will use or cause to be used every reasonable precaution to prevent loss or damage to the Equipment from misuse, fire and other hazards. The Equipment will not be used or operated for personal, family or household purposes. The Borrower and its Subsidiaries will procure and maintain in effect all material orders, licenses, certificates, permits, approvals and consents required by Applicable Laws in connection with the delivery, installation, use and operation of the Equipment. The Borrower and its Subsidiaries will maintain the Equipment in good operating condition (ordinary wear and tear excepted) in accordance with industry standards and the Borrower and its Subsidiaries will provide or ensure the provision of all maintenance, service and repairs necessary to maintain such condition. The Borrower and its Subsidiaries will cause all service records, repair records and manuals relating to the Equipment to be maintained in a proper and efficient manner in accordance with industry standards.

(l) Replacement Parts

The Borrower will promptly replace (or caused to be replaced) all material parts of any of the Equipment which may from time to time become worn out, lost, stolen, destroyed, seized, confiscated, damaged beyond repair or permanently rendered unfit for use. The Borrower and its Subsidiaries may in the ordinary course of maintenance, service, overhaul, repair or testing, remove any parts comprising the Equipment provided that such parts are replaced as promptly as practicable and all such replacement parts are owned by the Borrower and its Subsidiaries free and clear of all Liens (other than the Liens granted in favour of the Lenders or the Agent on behalf of the Lenders) and will be in at least as good an operating condition as, and will have a function and be of a kind and value at least equivalent to, the parts so replaced. The Borrower and its Subsidiaries will notify the Agent immediately of any material replacement parts or other Accessions, attachments, enhancements, accessories, additions, improvements or replacements of or to any of the Equipment, and provide any additional information the Agent may require in order for the Agent

to effect any registrations required to perfect the Liens constituted by the Security therein. Any and all proceeds of insurance which are received by the Borrower for the purpose of replacement of material parts pursuant to this provision shall be deposited into an account of the Borrower designated as a trust account for the benefit of the Agent on behalf of the Lenders.

(m) Independent Appraisal

Not more than 90 days or less than 45 days before the then current Term-Out Date, the Borrower shall, at its own expense, deliver or cause to be delivered to the Agent (with sufficient copies for each of the Lenders) an Independent Appraisal, in form and substance satisfactory to the Agent, with an effective date no earlier than 120 days prior to the current Term-Out Date.

(n) Use of Funds

Unless otherwise consented to by the Lenders the Borrower shall use the proceeds of Drawdowns hereunder, only for the purposes set out in Section 2.3.

(o) Security Binding

The Borrower shall ensure that the Security granted by it and its Subsidiaries to the Agent remains legal, valid, binding and enforceable, in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of the rights of creditors generally and rules of equity of general application.

(p) Registration

The Borrower shall, and shall cause its Subsidiaries to, cooperate with the Agent to permit the Agent to forthwith register, file and record the Security (or notices, financing statements or other registrations in respect thereof) in all proper offices where such registration, filing or recording may be necessary or advantageous to perfect or protect the Liens constituted by the Security and maintain all such registrations in full force and effect.

(q) Additional Liens

The Borrower shall provide to the Agent all such further and additional Liens that the Agent may reasonably require to effectively mortgage, charge and subject to a security interest all of the present and after acquired property of the Borrower and each Subsidiary.

(r) Litigation

The Borrower shall promptly notify the Agent on becoming aware of the occurrence of any litigation, arbitration or other proceeding against or affecting the Borrower or any Subsidiary which, if determined adverse to the Borrower could reasonably be

expected to have a Material Adverse Effect and from time to time provide the Lender with all reasonable information requested by the Agent or any Lender concerning the status thereof.

(s) Other Documents

The Borrower shall and shall cause its Subsidiaries to provide the Agent or any Lender with such other documents, opinions, consents, acknowledgments and agreements as are reasonably necessary to implement this Agreement and the Security (including, without limiting the generality of the foregoing, in order to maintain the required priority thereof) from time to time.

8.2 *Additional Negative Covenants of the Borrower*

So long as any Obligation is outstanding or the Credit Facility is available hereunder, the Borrower covenants and agrees, for and on behalf of itself and each of its Subsidiaries, with each of the Lenders and the Agent that, unless (subject to Section 14.10) a Majority of the Lenders otherwise consent in writing, that:

(a) No Disposition of Equipment

Except as permitted by Section 8.1(l), the Borrower shall not, and shall not permit its Subsidiaries to, sell, lease, assign, convey, surrender, abandon, forfeit or otherwise dispose of any of the Equipment.

(b) No Indebtedness Except Permitted Indebtedness

The Borrower shall not, and shall not permit its Subsidiaries to, incur, create or have outstanding any Indebtedness, except for Permitted Indebtedness.

(d) No Material Change of Business

The Borrower shall not, and shall not permit its Subsidiaries to, make any material change in the nature of the business of the Borrower and its Subsidiaries as now carried on.

(e) Limit on Investments

The Borrower shall not, and shall not permit its Subsidiaries to, make material investments or enter into ventures of a material nature which are outside the scope of its normal course of business.

(f) Limit on Distributions

The Borrower shall not make or permit its Subsidiaries to make any Distributions during the continuance of a Default or Event of Default or if a Default or Event of Default would result therefrom.

(g) Restriction on Hedging

The Borrower shall not, and shall not permit its Subsidiaries to, enter into or have outstanding any swap, derivative or hedging arrangement or any Financial Instrument Obligations, save and except for those which are entered into in the ordinary course of business and for hedging purposes and not for speculative purposes (determined where relevant, by reference to GAAP)..

(h) No Liens

The Borrower shall not, and shall not permit its Subsidiaries to, create, issue, incur, assume or permit to exist any Liens on any of their respective property, undertakings or assets, other than Permitted Encumbrances. In addition to, and without limiting the foregoing, the Borrower shall not, and shall not permit its Subsidiaries to, create, issue, incur, assume or permit to exist any Liens on any of the Equipment other than Permitted Equipment Encumbrances.

(i) Location of Equipment

The Borrower shall not permit the Equipment to be situated in any jurisdictions other than the Provinces of Alberta, British Columbia, Saskatchewan and Manitoba and the Northwest Territories and if the nature of the Borrower's or any of its Subsidiary's business requires that a piece of Equipment be moved outside of such jurisdictions, the Borrower will not permit such Equipment to be moved out of such jurisdictions until the Agent is satisfied that it has a valid Lien over such Equipment, duly registered in the applicable jurisdiction so as to perfect and protect its Lien in such Equipment located or otherwise situated in such jurisdiction. Notwithstanding the foregoing, an item of Equipment may be moved from any such province to any other province or territory in Canada provided that the Borrower provides the Agent with written notice (specifying the year, make, model, serial number and market value of such piece of Equipment) fifteen (15) Business Days prior to such Equipment being so moved.

(j) Chief Executive Office

The Borrower shall not permit its chief executive office to be located in any province except the province of Alberta, without providing the Agent with at least fifteen (15) days prior written notice thereof and promptly taking other steps, if any, as the Agent may, in its discretion, reasonably request to permit the Agent to perfect the Security with respect to the change in location.

8.4 **Covenant Regarding Consolidated Financial Statements/Covenants**

During the term of this Agreement, all financial statements required to be provided hereunder in accordance with Section 8.1(c) and all financial covenants required to be maintained hereunder in accordance with Section 8.3 shall be provided and maintained in respect of the Trust on a Consolidated Basis, provided that if, at the time such statements are to be provided and such covenants are to be calculated hereunder, the Trust then has 10% or greater of its total investment in businesses, entities or activities other than the Borrower and its activities, then (i) such statements shall be provided, and such covenants shall be maintained, in respect of the Borrower on a Consolidated Basis and (ii) all references to the Trust in Section 8.3 and in the definitions of the defined terms utilized in Section 8.3 shall be deemed to refer to the Borrower.

8.5 **Agent May Perform Covenants**

If the Borrower fails to perform any covenants on its part herein contained, subject to any consents or notice or cure periods required by Section 10.1, the Agent may give notice to the Borrower of such failure and if such covenant remains unperformed, the Agent may, in its discretion but need not, perform any such covenant capable of being performed by the Agent and if the covenant requires the payment or expenditure of money, the Agent may, upon having received approval of all Lenders, make such payments or expenditure and all sums so expended shall be forthwith payable by the Borrower to the Agent on behalf of the Lenders and shall bear interest at the Default Rate and shall be secured by the Security. No such performance, payment or expenditure by the Agent shall be deemed to relieve the Borrower of any default hereunder or under the other Documents.

ARTICLE 9 - SECURITY

9.1 **Security on all Assets**

(1) The Obligations shall be secured, equally and rateably, by:

(a) first priority Liens on, to and against the Equipment and, except as noted in the following subparagraph (b), all other present and future property, assets and undertaking of the Borrower and each of its Material Subsidiaries; and

(b) second priority Liens on, to and against the Receivables, the books and records relating to the Receivables and all proceeds (as defined in the PPSA) thereof;

(2) The Borrower shall execute and deliver Security in the form of Schedule G-1 annexed hereto and shall cause each of its Material Subsidiaries to execute and deliver a Material Subsidiary Guarantee and a Material Subsidiary GSA, in each case with such modifications and insertions as may be required by the Agent, acting reasonably.

(3) The Borrower (a) shall, as soon as reasonably practicable, give written notice to the Agent of the acquisition, creation or existence of each Material Subsidiary created or acquired after the date hereof, together with such other information as the Agent may reasonably require, and (b) shall promptly, and in any event within 10 Business Days of such acquisition, creation or existence, cause each new Material Subsidiary to promptly execute and deliver to the Agent the Security contemplated hereby (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably); notwithstanding the foregoing, no Subsidiary shall be the legal or beneficial owner of any Equipment unless such Subsidiary has previously executed and delivered Security to the Agent in accordance herewith.

(4) The Borrower shall ensure that at all times, at least 95% of the Consolidated assets of the Borrower (determined in accordance with GAAP shall be legally, beneficially and directly owned by the Borrower and Material Subsidiaries which have provided Security hereunder; and if at any time less than 95% of the Consolidated assets of the Borrower shall be legally, beneficially and directly owned by the Borrower and Material Subsidiaries which have provided Security hereunder, the Borrower shall promptly, and in any event within 10 Business Days after any such occurrence, designate another Subsidiary which is not then a Material Subsidiary to be a Designated Material Subsidiary pursuant hereto to the extent required to ensure that after such designation, 95% or more of the Consolidated assets of the Borrower shall be legally, beneficially and directly owned by the Borrower and Material Subsidiaries which have provided Security hereunder. For the purposes of this provision any Designated Material Subsidiary or Material Subsidiary referred to in this provision must also constitute a Wholly Owned Subsidiary.

The Borrower shall from time to time, by notice in writing to the Agent (together with reasonable particulars which demonstrate compliance with the foregoing covenant), be entitled to designate that either:

(a) a Subsidiary which is not a Material Subsidiary shall become a Designated Material Subsidiary; or

(b) a Designated Material Subsidiary shall cease to be a Material Subsidiary,

provided that the Borrower shall not be entitled to designate that a Designated Material Subsidiary shall cease to be a Material Subsidiary if:

(c) a Default or an Event of Default has occurred and is continuing;

(d) a Default or an Event of Default would result from or exist immediately after such a designation; or

(e) such Designated Material Subsidiary falls within part (a), (b), (c) or (d) of the definition of "Material Subsidiary".

In order to give effect to the foregoing provisions of Section 9.1(3) and this Section 9.1(4), the Borrower shall cause any Material Subsidiary that becomes a Designated Material Subsidiary to promptly execute and deliver Security to the Agent (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably).

9.2 Form of Security

The Security will be in such form or forms as provided in the Schedules or, where not set out in a Schedule, in such form as required by the Agent, acting reasonably, and will be registered in all such offices and in all such jurisdictions as the Agent may from time to time require or deem appropriate to protect or perfect the Liens created thereby. If the Agent determines at any time and from time to time, acting reasonably and in good faith, that the then existing Security has, for whatever reason, become unenforceable or no longer constitutes legally valid and binding obligations of the Borrower or applicable Subsidiary, or the Security or the registration or perfection of the Liens constituted by the Security does not fully provide the Agent and the Lenders with the Liens and priority which they are entitled to or intended to have under this Agreement, the Borrower will forthwith execute and deliver, or cause to be executed and delivered, to the Agent, at the Borrower's expense, such amendments to the then existing Security or provide such new or replacement Security as the Agent may reasonably request to ensure the Agent and the Lenders hold the Security to which they were originally entitled or intended to have under this Agreement and the Security.

9.3 Security Undertakings

The Borrower will, in connection with the provision of any amended, new or replacement Security referred to in Section 9.2:

(a) provide, or cause to be provided, to the Agent such information as is reasonably required by the Agent to identify the property of the Borrower or applicable Subsidiary;

(b) do, or cause to be done, all such things as are reasonably required to grant in favour of the Agent, a first priority Lien in respect of such property of the Borrower or applicable Subsidiary;

(c) provide or cause to be provided to the Agent such security instruments and other documents which the Agent acting reasonably deems are necessary to give full force and effect to the provisions of Section 9.2;

(d) assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in Alberta or any other jurisdiction thereof as the Agent acting reasonably deems necessary to give full force and effect to the provisions of Section 9.2; and

(e) pay all reasonable costs and expenses incurred by the Agent in connection with the preparation, execution and registration of all agreements, documents and instruments including any amendments to the Security made in connection with Section 9.2.

9.4 Extensions

The Agent and the Lenders may grant extensions, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Trust, the Borrower and its

Subsidiaries and with other persons, guarantors, sureties or securities as they may see fit without prejudice to the liability and obligations of the Trust, the Borrower and its Subsidiaries to the Agent and the Lenders under the Documents.

9.5 No Merger

The Security will not operate so as to create any merger or discharge of any Indebtedness of the Borrower or any of its Subsidiaries under the Documents, or of any assignment, transfer, guarantee, Lien, contract, promissory note, bill of exchange or security of any form held or which may hereafter be held by the Lenders or the Agent on behalf of the Lenders from the Borrower or any of its Subsidiaries or from any other person whatsoever.

9.6 Waiver

No failure or delay on the part of the Agent and the Lenders to exercise any right, power or remedy given under the Documents or by statute or at law or in equity or otherwise will operate as a waiver thereof, nor will any single or partial exercise of any right preclude any other exercise thereof or the exercise of any right, power or remedy, nor will any waiver by the Agent and the Lenders be deemed to be a waiver of any subsequent similar or other event.

9.7 Transfer of Security

If GE Asset Financing, in its capacity as Agent, or any successor thereto, in its capacity as Agent ceases to be the Agent (the **"Departing Agent"**), the Departing Agent shall transfer and assign all of its right, title and interest in its capacity as Agent in and to the Security to the Successor Agent and the provisions of Section 9.2 shall apply, *mutatis mutandis*, with respect to such assignment and transfer.

ARTICLE 10 - EVENTS OF DEFAULT AND ACCELERATION

10.1 Events of Default

The occurrence of any one or more of the following events (each such event being herein referred to as an **"Event of Default"**) shall constitute a default under this Agreement:

(a) the failure by the Borrower to make any payment of principal when due hereunder;

(b) the failure by the Borrower to make any payment of interest, fees or any other amounts (other than principal) within 2 Business Days of when due under any of the Documents;

(c) the making of any representation or warranty by or on behalf of the Borrower or any Subsidiary in any of the Documents which will prove at any time to be materially incorrect, as of the date made or deemed to have been made;

(d) the failure by the Borrower or any Subsidiary or the Trust to perform or observe any of the covenants, conditions or agreements to be performed or

observed by the Borrower or such Subsidiary or the Trust under the Documents to which it is a party, other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section, where such failure continues unremedied for a period of ten (10) days after written notice thereof by the Agent to the Borrower or such Subsidiary;

(e) if a default, event of default or other similar condition or event (however described) in respect of the Borrower or any Material Subsidiary occurs or exists under any indentures, credit agreements, agreements or other instruments evidencing or relating to Debt or other Financial Instrument Obligations of the Borrower and its Subsidiaries in an aggregate amount in excess of $500,000 (or the equivalent amount thereof in any other currency) and such default, event or condition has resulted in such Debt or Financial Instrument Obligations becoming, or becoming capable at such time of being declared, due and payable thereunder before it would otherwise have been due and payable, provided that if such default, event or condition is cured or waived by the persons entitled to do so, then the Event of Default hereunder shall be deemed to be cured without further action on the part of the Lenders or the Agent;

(f) the making of an order or the passage of a resolution for the liquidation or winding up of the Borrower or any Material Subsidiary;

(g) if the Borrower, any Material Subsidiary or the Trust shall,

(i) become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or suspend or threaten to suspend the conduct of its business, or admit in writing its inability to pay its debts generally, or declare any general moratorium on payment of its indebtedness or interest thereon, or propose a compromise or arrangement between it and any of its creditors;

(ii) make an assignment of its undertakings, property and assets for the general benefit of its creditors whether or not under the *Bankruptcy and Insolvency Act* (Canada), or make a proposal (or file a notice of its intention to do so) whether or not under such Act;

(iii) institute any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act*

(Canada) and any applicable Business Corporations Act or Company Act);

(iv) apply for the appointment of, or the taking of possession by, a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its undertakings, property and assets; or

(v) take any overt action to approve, consent to or authorize any of the actions described in this paragraph (g) or in paragraph (h) below;

(h) if any petition shall be filed, application made or other proceeding instituted by a third party against or in respect of the Borrower, any Material Subsidiary or the Trust which;

(i) seeks to adjudicate it an insolvent, or which declares that an act of bankruptcy has occurred;

(ii) seeks a receiving order against it, including under the *Bankruptcy and Insolvency Act* (Canada);

(iii) seeks liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and any applicable Business Corporations Act or Company Act); or

(iv) seeks the entry of an order for relief or the appointment of a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its undertakings, property and assets;

and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of thirty (30) days after the institution thereof, provided that if an order, decree or judgment which is not stayed has been granted (whether or not entered or subject to appeal) thereunder in the interim, such grace period shall cease to apply;

(i) the appointment of a receiver, receiver manager or receiver and manager of the Borrower, the Trust or any Material Subsidiary or over any material part of its property;

(j) the enforcement of any seizure, execution, sequestration, extent or any other process of any court or administrative body against the Borrower, the Trust

or any Material Subsidiary or the levy of a distress or analogous process upon the property or assets or any part thereof of the Borrower, the Trust or any Material Subsidiary which could reasonably be expected to have a Material Adverse Effect;

(k) the Borrower or any of its Subsidiaries fail to comply with the Insurance Requirements;

(l) the Borrower, the Trust or any of its Material Subsidiaries fail to make any payment of Indebtedness in excess of $500,000 in regard to any Indebtedness whatsoever owed by it after the expiry of any applicable grace period and demand therefore, whether incurred before or after the date hereof, to any person other than to the Lenders or the Agent on behalf of the Lenders;

(m) the Borrower, the Trust or any Material Subsidiaries defaults in the observance or performance of any non-monetary obligation, covenant or condition to be observed or performed by it, pursuant to any agreement (other than the Documents) to which it is a party or by which any of its property is bound, where such default could reasonably be expected to have a Material Adverse Effect;

(n) a Material Adverse Change occurs; or

(o) a Change of Control occurs.

10.2 <u>Acceleration</u>

If any Event of Default shall occur and for so long as it is continuing:

(a) the entire principal amount of all Loans then outstanding from the Borrower and all accrued and unpaid interest thereon,

(b) all other Obligations outstanding hereunder,

shall, at the option of the Agent in accordance with Section 13.11 or upon the request of a Majority of the Lenders, become immediately due and payable upon written notice to that effect from the Agent to the Borrower, the Trust or a Material Subsidiary, as the case may be, (save and except for the Events of Default set forth in Section 10.1(g) and 10.1(h) which if any of such events occur shall not require any notice from the Agent to the Borrower in order for such principal, interest and outstanding Obligations to become immediately due and payable), all without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by the Borrower). In such event and if the Borrower, the Trust or the Material Subsidiary does not immediately pay all such amounts or satisfy all such outstanding Obligations upon receipt of such notice, either one or more of the Lenders on behalf of all the Lenders (in accordance with the proviso in Section 13.11(i)) or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against the Borrower, the Trust or the Material Subsidiary, as the case may be, authorized or permitted by law for the recovery of all the indebtedness and liabilities of the

Borrower, the Trust or the Material Subsidiary to the Lenders and proceed to exercise any and all rights hereunder and under the other Documents and no such remedy for the enforcement of the rights of the Lenders shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

10.3 Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Lenders and the Agent hereunder or under any other Document are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach. Any waiver by, as applicable, the Majority of the Lenders, the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by, as applicable, the Majority of the Lenders, the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Document as a result of any other default or breach hereunder or thereunder.

10.4 Termination of Lenders' Obligations

The occurrence of a Default or Event of Default shall relieve the Lenders of all obligations to provide any further Drawdowns hereunder; provided that the foregoing shall not prevent the Lenders or the Agent from disbursing money which, by the terms hereof, they are entitled to do and provided further that for purposes of adjustments and allocations among the Lenders as required hereunder, the Commitments shall not be considered cancelled.

ARTICLE 11 - CHANGE OF CIRCUMSTANCES

11.1 Illegality

If a Lender determines, in good faith, that the adoption of any Applicable Laws, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority or entity, now or hereafter makes it unlawful or impossible for any Lender to make, fund or maintain a Loan under the Credit Facility or to give effect to its obligations in respect of such a Loan, such Lender may, by written notice thereof to the Borrower and to the Agent declare its obligations under this Agreement in respect of such Loan to be terminated whereupon the same shall forthwith terminate, and the Borrower shall, within fifteen (15) Business Days (or at the end of such longer period as such Lender at its discretion has agreed), prepay the principal of such Loan together with accrued interest and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the prepayment of such

Loan or any part thereof. If any such change shall only affect a portion of such Lender's obligations under this Agreement which is, in the opinion of such Lender and the Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Borrower hereunder, such Lender shall only declare its obligations under that portion so terminated.

ARTICLE 12 - COSTS, EXPENSES AND INDEMNIFICATION

12.1 Costs and Expenses

The Borrower shall pay promptly upon notice from the Agent all reasonable out-of-pocket costs and expenses of the Lenders and the Agent, including in connection with preparation, printing, execution and delivery of this Agreement and the other Documents and also including the reasonable fees and out-of-pocket costs and expenses of Lenders' Counsel with respect thereto and with respect to advising the Agent and the Lenders as to their rights and responsibilities under this Agreement and the other Documents. Except for ordinary expenses of the Lenders and the Agent relating to the day-to-day administration of this Agreement, the Borrower further agrees to pay within 30 days of demand by the Agent all reasonable out-of-pocket costs and expenses in connection with the preparation or review of waivers, consents and amendments pertaining to this Agreement, and in connection with the establishment of the validity and enforceability of this Agreement and the preservation or enforcement of rights of the Lenders and the Agent under this Agreement and other Documents, including, without limitation, all reasonable out-of-pocket costs and expenses sustained by the Lenders and the Agent as a result of any failure by the Borrower to perform or observe any of its obligations hereunder or in connection with any action, suit or proceeding (whether or not an Indemnified Party is a party or subject thereto), together with interest thereon from and after such 30th day if such payment is not made by such time.

12.2 Indemnity

In addition to any liability of the Borrower to any Lender or the Agent under any other provision hereof, the Borrower shall indemnify each Indemnified Party and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including, without limitation, any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of a Loan and reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with any property or assets of the Borrower, the Trust and their respective Subsidiaries, the Credit Facility or the Documents, including as a result of or in connection with:

(a) any cost or expense incurred by reason of the Borrower's failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b) the Borrower's failure to pay any amount, including any interest or fee, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);

(c) the Borrower's failure to give any notice required to be given by it to the Agent or the Lenders hereunder;

(d) the failure of the Borrower to make any other payment due hereunder;

(e) any inaccuracy or incompleteness of the Borrower's representations and warranties contained in Article 7;

(f) any failure of the Borrower or the Trust to observe or fulfil its respective obligations under Article 8 or Article 9;

(g) any failure of the Borrower, the Trust or any Material Subsidiary to observe or fulfil any other Obligation not specifically referred to above;

(h) the occurrence of any Default or Event of Default in respect of the Borrower or the Trust;

(i) the Equipment or the operation, use, repair or maintenance of the Equipment; or

(j) any Applicable Laws with respect to the environment or environmental or public health and safety matters,

provided that this Section shall not apply in favour of an Indemnified Party with respect to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder. The provisions of this Section shall survive repayment of the Obligations.

ARTICLE 13 - THE AGENT AND ADMINISTRATION OF THE CREDIT FACILITY

13.1 Authorization and Action

(1) Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf to exercise such rights or powers granted to the Agent on behalf of the Lenders under this Agreement to the extent specifically provided herein and on the terms hereof, together with such powers as are reasonably incidental thereto and the Agent hereby accepts such appointment and authorization. As to any matters not expressly provided for by this Agreement, the Agent shall not be required to exercise any discretion or take any action, but, subject to Section 14.10, shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority of the Lenders and such instructions shall be binding upon all Lenders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to liability in such capacity or which could result in the Agent's incurring any costs and expenses, without provision being made for indemnity of the Agent by the Lenders against any loss, liability, cost or expense incurred, or to be incurred, for any action requested to be taken, which is contrary to this Agreement or Applicable Laws.

(2) The Lenders agree that all decisions as to actions to be or not to be taken, as to consents or waivers to be given or not to be given, as to determinations to be made and otherwise in

connection with this Agreement and the Documents, shall be made upon the decision of the Majority of the Lenders except as provided by Section 14.10 and except in respect of a decision or determination where it is specifically provided in this Agreement that "all of the Lenders" or "the Lenders" or words to similar effect, or the Agent alone, is to be responsible for same. Each of the Lenders shall be bound by and agrees to abide by and adopt all decisions made as aforesaid and covenants in all communications with the Borrower to act in concert and to join in the action, consent, waiver, determination or other matter decided as aforesaid.

(3) For certainty, the Agent is authorized to execute and deliver on its own behalf and on behalf of the Lenders, the Security, the Intercreditor Agreement and the Subordination Agreement.

13.2 Procedure for Making Loans

(1) The Agent shall make Loans available to the Borrower as required hereunder by debiting the account of the Agent to which the Lenders' Rateable Portions of such Loans have been credited (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by crediting the account of the Borrower or, at the expense of the Borrower, transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Drawdown Notice in respect of each Loan; provided that the obligation of the Agent hereunder to effect such a transfer shall be limited to taking such steps as are commercially reasonable to implement such instructions, which steps once taken shall constitute conclusive and binding evidence that such funds were advanced hereunder in accordance with the provisions relating thereto and the Agent shall not be liable for any damages, claims or costs which may be suffered by the Borrower and occasioned by the failure of such Loan to reach the designated destination.

(2) Unless the Agent has been notified by a Lender at least one Business Day prior to the Drawdown Date requested by the Borrower that such Lender will not make available to the Agent its Rateable Portion of such Loan, the Agent may assume that such Lender has made or will make such portion of the Loan available to the Agent on the Drawdown Date in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender shall not have so made its Rateable Portion of a Loan available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender's Rateable Portion of the Loan and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the Borrower in respect of such Loan less 1%) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent; provided, however, that notwithstanding such obligation if such Lender fails to so pay, the Borrower covenants and agrees that, without prejudice to any rights the Borrower may have against such Lender, it shall repay such amount to the Agent forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be *prima facie* evidence thereof, in the absence of manifest error. If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender's Rateable Portion of the Loan for purposes of this Agreement. The failure of any Lender to make its Rateable Portion of any Loan shall not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of such Loan on the Drawdown Date,

but no Lender shall be responsible for the failure of any other Lender to make the Rateable Portion of any Loan to be made by such other Lender on the date of any Drawdown.

13.3 Remittance of Payments

Except for amounts payable to the Agent for its own account, forthwith after receipt of any repayment pursuant hereto or payment of interest or fees pursuant to Article 5 or payment pursuant to Article 6, the Agent shall remit to each Lender its Rateable Portion of such payment; provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each of the Lenders on receipt of such remittance from the Agent agrees to repay to the Agent forthwith on demand an amount equal to the remittance together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the same rate specified in Section 13.2(2) and calculated in the manner applicable to the Loan in respect of which such payment is made for each day from the date such amount is remitted to the Lenders without prejudice to any right such Lender may have against the Borrower. The exact amount of the repayment required to be made by the Lenders pursuant hereto shall be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall be conclusive and binding for all purposes in the absence of manifest error.

13.4 Redistribution of Payment

Each Lender agrees that:

(a) if such Lender exercises any security against or right of counter-claim, set off or banker's lien or similar right with respect to the property of the Borrower or if under any applicable bankruptcy, insolvency or other similar law it receives a secured claim and collateral for which it is, or is entitled to exercise any set-off against, a debt owed by it to the Borrower, such Lender shall apportion the amount thereof proportionately between:

(i) such Lender's Rateable Portion of all outstanding Obligations owing by the Borrower which amounts shall be applied in accordance with Section 13.4(b); and

(ii) amounts otherwise owed to such Lender by the Borrower,

provided that these provisions do not apply to a right or claim which arises or exists in respect of a loan or other debt in respect of which the relevant Lender holds a Lien which is a Permitted Encumbrance;

(b) if, in the aforementioned circumstances, such Lender, through the exercise of a right, or the receipt of a secured claim described in Section 13.4(a) above or otherwise, receives payment of a proportion of the aggregate amount of Obligations due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate Obligations due to the Lenders (having regard to the respective Rateable Portions of the Lenders), the Lender receiving such proportionately greater payment shall purchase, on

a non-recourse basis at par, and make payment for a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in the outstanding Loans of the other Lender or Lenders so that their respective receipts shall be pro rata to their respective Rateable Portions; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered by or on behalf of the Borrower or any trustee, liquidator, receiver or receiver-manager or person with analogous powers from the purchasing Lender, such purchase shall be rescinded and the purchase price paid for such participation shall be returned to the extent of such recovery, but without interest unless the purchasing Lender is required to pay interest on such amount, in which case each selling Lender shall reimburse the purchasing Lender pro rata in relation to the amounts received by it. Such Lender shall exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section to share in the benefits of any recovery on such secured claims; and

(c) if such Lender does, or is required to do, any act or thing permitted by Section 13.4(a) or (b) above, it shall promptly provide full particulars thereof to the Agent.

13.5 <u>Agent Not Liable</u>

Neither the Agent nor any of its directors, officers, agents or employees (and, for purposes hereof, the Agent shall be deemed to be contracting as agent and trustee for and on behalf of such persons) shall be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Agent:

(a) may assume that there has been no assignment or transfer by any means by the Lenders of their rights hereunder, unless and until the Agent receives written notice of the assignment thereof from such Lender and the Agent receives from the assignee an executed Assignment Agreement providing, *inter alia*, that such assignee is bound hereby as it would have been if it had been an original Lender party hereto;

(b) may consult with legal counsel (including receiving the opinions of Borrower' Counsel and Lenders' Counsel required hereunder), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;

(c) shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by telecopier or electronic mail) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder;

(d) may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary;

(e) may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person;

(f) shall not be bound to disclose to any other person any information relating to the Borrower, any of its Subsidiaries or any other person if such disclosure would or might in its opinion constitute a breach of any Applicable Laws, be in default of the provisions hereof or be otherwise actionable at the suit of any other person; and

(g) may refrain from exercising any right, power or discretion vested in it which would or might in its reasonable opinion be contrary to any Applicable Laws or any directive or otherwise render it liable to any person, and may do anything which is in its reasonable opinion necessary to comply with such Applicable Laws.

Further, the Agent (i) does not make any warranty or representation to any Lender nor shall it be responsible to any Lender for the accuracy or completeness of the representations and warranties of the Borrower herein or the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (ii) shall not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrower or to inspect the property (including the books and records) of the Borrower or any of its Subsidiaries; and (iii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any instrument or document furnished pursuant hereto.

13.6 <u>Prompt Notice to the Lenders</u>

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of Agent hereunder. The Agent further covenants and agrees to promptly make any information related requests of the Borrower if requested to do so by a Lender.

13.7 <u>Agent's and Lenders' Authorities</u>

With respect to its Commitments and the Drawdowns and Loans made by it as a Lender, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent. Subject to the express provisions hereof relating to the rights and obligations of the Agent and the Lenders in such capacities, the Agent and each Lender may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower and its Subsidiaries or any corporation or other entity owned or controlled by any of them and any person which may do business with any of them without any duties to account

therefor to the Agent or the other Lenders and, in the case of the Agent, all as if it was not the Agent hereunder.

13.8 Lender Credit Decision

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower, the Trust and their respective Subsidiaries. Each Lender represents to the Agent that it is engaged in the business of making and evaluating the risks associated with commercial loans or term loans, or both, to corporations similar to the Borrower and trusts similar to the Trust, that it can bear the economic risks related to the transaction contemplated hereby, that it has had access to all information deemed necessary by it in making such decision (provided that this representation shall not impair its rights against the Borrower) and that it is entering into this Agreement in the ordinary course of its commercial lending business. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (i) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any other person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent), or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower or any of its Subsidiaries. Each Lender acknowledges that copies of this Agreement, the Security, Subordination Agreement, Intercreditor Agreement and the other material Documents has been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of such Documents. Each Lender hereby covenants and agrees that, subject to Section 13.4, it will not make any arrangements with the Borrower for the satisfaction of any Loans or other Obligations without the consent of all the other Lenders.

13.9 Indemnification of Agent

The Lenders hereby agree to indemnify the Agent (to the extent not reimbursed by the Borrower), on a pro rata basis in accordance with their respective Commitments as a proportion of the aggregate of all outstanding Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under or in respect of this Agreement in its capacity as Agent; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. If the Borrower subsequently repays all or a portion of such amounts to the Agent, the Agent shall reimburse the Lenders their pro rata shares (according to the amounts paid by them in respect thereof) of the amounts received from the Borrower. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its portion (determined as above) of any out-of-pocket expenses (including legal fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower, save and except as resulting from the Agent's gross negligence or wilful misconduct.

13.10 Successor Agent

The Agent may, as hereinafter provided, resign at any time by giving 45 days' prior written notice thereof to the Lenders and the Borrower. Upon any such resignation, the Lenders shall, after soliciting the views of the Borrower, have the right to appoint another Lender as a successor agent (the **"Successor Agent"**) who shall be acceptable to the Borrower, acting reasonably. If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent's giving of notice of resignation, then the retiring Agent shall, on behalf of the Lenders, appoint a Successor Agent who shall be a Lender acceptable to the Borrower, acting reasonably. Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, such Successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as Agent under this Agreement. After any retiring Agent's resignation hereunder as Agent, the provisions of this Article shall continue to enure to its benefit as to any actions taken or omitted to be taken by it as Agent or in its capacity as Agent while it was Agent hereunder.

13.11 Taking and Enforcement of Remedies

Each of the Lenders hereby acknowledges that, to the extent permitted by Applicable Laws, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority of the Lenders regardless of whether acceleration was made pursuant to Section 10.2. Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action with respect to the Credit Facility, including, without limitation, any acceleration under Section 10.2, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority of the Lenders; provided that, notwithstanding the foregoing, if (i) the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of a Majority of the Lenders, any Lender may do so on behalf of all Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere, and (ii) the Agent, having requested instructions from the Majority of the Lenders, does not receive, within a reasonable period of time (as determined by the Agent, acting reasonably,) such instructions, then in the absence of such instructions from the Majority of the Lenders and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders or any of them take such action on behalf of the Lenders as it deems appropriate or desirable, acting reasonably, in the interests of the Lenders. Each of the Lenders hereby further covenants and agrees that upon any such written consent being given by the Majority of the Lenders, or upon a Lender or the Agent taking action as aforesaid, it shall cooperate fully with the Lenders or the Agent to the extent requested by the Lenders or the Agent in the collective realization including, without limitation, and, if applicable, the appointment of a receiver, or receiver and manager to act for their collective benefit. Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including, without limitation, any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Lenders hereby covenants and agrees that, subject to Permitted Encumbrances it has not heretofore and shall not seek, take, accept or receive any security for any of

the obligations and liabilities of the Borrower or the Trust hereunder or under any other document, instrument, writing or agreement ancillary hereto and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facility, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement.

With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Lenders hereunder, the Agent shall be a trustee for each Lender, and all monies received from time to time by the Agent in respect of the foregoing shall be held in trust and shall be trust assets within the meaning of applicable bankruptcy or insolvency legislation and shall be considered for the purposes of such legislation to be held separate and apart from the other assets of the Agent, and each Lender shall be entitled to their Rateable Portion of such monies. In its capacity as such trustee, the Agent shall be obliged to exercise only the degree of care it would exercise in the conduct and management of its own business and in accordance with its usual practice concurrently employed or hereafter instituted for other substantial commercial loans.

13.12 Reliance Upon Agent

The Borrower shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to this Agreement, and the Borrower shall generally be entitled to deal with the Agent with respect to matters under this Agreement which the Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

13.13 No Liability of Agent

The Agent shall have no responsibility or liability to the Borrower, the Trust or their respective Subsidiaries on account of the failure of any Lender to perform its obligations hereunder (unless such failure was caused, in whole or in part, by the Agent's failure to observe or perform its obligations hereunder), or to any Lender on account of the failure of the Borrower, the Trust or any Lender to perform its obligations hereunder.

13.14 Article for Benefit of Agent and Lenders

The provisions of this Article 13 which relate to the rights and obligations of the Lenders to each other or to the rights and obligations between the Agent and the Lenders shall be for the exclusive benefit of the Agent and the Lenders, and, except to the extent provided in Sections 13.1, 13.2, 13.6, 13.10, 13.11, 13.12, 13.13 and this Section 13.14, the Borrower shall not have any rights or obligations thereunder or be entitled to rely for any purpose upon such provisions. Any Lender may waive in writing any right or rights which it may have against the Agent or the other Lenders hereunder without the consent of or notice to the Borrower, the Trust or their respective Subsidiaries.

ARTICLE 14 - GENERAL

14.1 Exchange and Confidentiality of Information

(1) The Borrower agrees that the Agent and each Lender may provide any assignee or participant or any *bona fide* prospective assignee or participant pursuant to Sections 14.6 or 14.7 with any information concerning the financial condition of the Borrower, the Trust and their respective Subsidiaries, provided such party agrees in writing with the Agent or such Lender, for the benefit of the Borrower, to be bound by a like duty of confidentiality to that contained in this Section.

(2) Each of the Agent and each of the Lenders acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrower pursuant hereto (the "**Information**") and agrees to use all reasonable efforts to prevent the disclosure thereof provided, however, that:

(a) the Agent and each of the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required in connection with any actual or threatened judicial, administrative or governmental proceedings including, without limitation, proceedings initiated under or in respect of this Agreement;

(b) the Agent and each of the Lenders shall incur no liability in respect of any Information required to be disclosed by any Applicable Laws or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement;

(c) the Agent and each of the Lenders may provide Lenders' Counsel and their other agents and professional advisors with any Information; provided that such persons shall be under a like duty of confidentiality to that contained in this Section;

(d) the Agent and each of the Lenders shall incur no liability in respect of any Information: (i) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by the Borrower, the Trust or their respective Subsidiaries, (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent's or Lender's possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender, under a duty of confidentiality to the Borrower at the time the information was so received;

(e) the Agent and each of the Lenders may disclose the Information to other financial institutions and other persons in connection with: (i) the syndication by the Agent or the Lenders of the Credit Facility, or (ii) the granting by a Lender of a participation in the Credit Facility, or (iii) other dealings by a

Lender of its interest in the Credit Facility (including, without limiting the generality of the foregoing, the entering into of a derivative or similar transaction), where such financial institutions or other persons agree to be under a like duty of confidentiality to that contained in this Section; and

(f) the Agent and each of the Lenders may disclose all or any part of the Information so as to enable the Agent and the Lenders to initiate any lawsuit against the Borrower, the Trust or their respective Subsidiaries or to defend any lawsuit commenced by the Borrower, the Trust or any of their respective Subsidiaries the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defense of such lawsuit.

14.2 Nature of Obligation under this Agreement

(1) The obligations of each Lender and of the Agent under this Agreement are several. The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(2) Neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder.

14.3 Notices

Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by telecopy or other electronic means of communication addressed to the respective parties as follows:

To the Borrower or any of its Subsidiaries:

Trinidad Drilling Ltd.
600, 333 – 5th Avenue S.W.
Calgary, Alberta
T2P 3B6

Attention: Chief Financial Officer
Facsimile: (403) 265-4168

To the Trust:

c/o Trinidad Drilling Ltd.
600, 333 – 5th Avenue S.W.
Calgary, Alberta
T2P 3B6

Attention: Chief Financial Officer
Facsimile: (403) 265-4168

To the Agent:

GE Canada Asset Financing Inc.
1 Place Ville Marie, Suite 1401
Montreal, P.Q.
H3B 2B2
Attention: Vice President Capital Markets
Facsimile: (514) 397-1485

with a copy, to:

GE Canada Asset Financing Inc.
Watermark Tower
2120, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Finance
Facsimile: (403) 571-2159

To each Lender: As set forth in Schedule A annexed hereto

or to such other address or telecopy number as any party may from time to time notify the others in accordance with this Section. Any demand, notice or communication made or given by personal delivery or by telecopier or other electronic means of communication during normal business hours at the place of receipt on a Business Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Business Day. Any demand, notice or communication made or given by personal delivery or by telecopier or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Business Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Business Day following actual delivery or transmittal, as the case may be.

14.4 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower, the Trust or any their respective Subsidiaries may be found.

14.5 Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the Borrower, the Trust, the Lenders, the Agent and their respective successors and permitted assigns.

14.6 Assignment

Any Lender may, without consent during the continuance of an Event of Default and at all other times with the prior written consent of each of the Borrower and the Agent, which consents shall not be unreasonably withheld, sell, assign or transfer its Commitment, its Rateable Portion of the Loans and its rights under the Documents to any person, (save and except for any such sale, assignment or transfer to any Affiliates, which shall not require the written consent of the Borrower or the Agent thereto); provided that, without the consent of the Borrower and the Agent, no Lender shall sell, assign or transfer an interest in any Commitment, Loan or Document if the effect of the same would be to have a Lender with a Commitment of less than Cdn. $10,000,000 (such amount to be reduced in proportion to any partial reductions in the Credit Facility), and further provided that, it shall be a precondition to any such sale, assignment or transfer that the assigning Lender shall have paid to the Agent, for the Agent's own account, a transfer fee of Cdn. $3,500.00. Upon any such sale, assignment or transfer, the assigning Lender shall have no further obligation hereunder with respect to such interest. In connection with any such sale, assignment or transfer, the contemplated transferring Lender, the assignee, the Agent and the Borrower shall execute and deliver (provided that the execution and delivery of the Borrower and the Agent shall not be required if an Event of Default has occurred and is continuing) an Assignment Agreement and the assignee shall then be novated into this Agreement and shall become a Lender for all purposes hereunder and the Borrower and the Agent hereby agree to recognize the assignee as a Lender hereunder as fully as if such assignee had been an original party to the Loan Agreement. The Borrower or the Trust shall not assign its respective rights or obligations hereunder without the prior written consent of all of the Lenders.

14.7 Participations

Any Lender may, without the consent of the Borrower or the Trust, grant one or more participations in its Commitment and its Rateable Portion of the Loans to other persons, provided that the granting of such a participation: (a) shall be at such Lender's own cost and (b) shall not affect the obligations of such Lender hereunder nor shall it increase the costs to the Borrower, the Trust, the Agent or other Lenders hereunder or under any of the other Documents and further provided that such granting Lender remains fully liable hereunder.

14.8 Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.9 Whole Agreement

This Agreement and the other Documents constitute the whole and entire agreement between the parties hereto regarding the subject matter hereof and thereof and cancel and supersede any prior agreements (including, without limitation, any commitment letters), undertakings, declarations, commitments, representations, written or oral, in respect thereof.

14.10 Amendments and Waivers

Any provision of this Agreement may be amended only if the Borrower, the Trust and the Majority of the Lenders so agree in writing and, except as otherwise specifically provided herein, may be waived only if the Majority of the Lenders so agree in writing, but:

(a) an amendment or waiver which changes or relates to (i) the amount or type of the Loans available hereunder (or decreases in the periods of notice for Drawdowns or voluntary prepayment of Loans) or any Lender's Commitment, (ii) decreases in the rates of or deferral of the dates of payment of interest, or mandatory repayments of principal, (iii) decreases in the amount of or deferral of the dates of payment of fees hereunder (other than fees payable for the account of Agent), (iv) the definition of "Majority of the Lenders", "Maturity Date", "Monthly Term-Out Instalment", "Term-Out Date" and "Term-Out Period" (v) any provision hereof contemplating or requiring consent, approval or agreement of "all Lenders", "the Lenders" or similar expressions or permitting waiver of conditions or covenants or agreements by "all Lenders", "the Lenders" or similar expressions, (vi) Section 2.12, 10.1(a) or (b) of the definition of "Event of Default", (vii) the release or discharge of, or any material amendment, subordination, release or waiver of, any Security, (viii) the Subordination Agreement, (ix) the Intercreditor Agreement, (x) the conditions precedent to Drawdowns, or (xi) this Section, shall require the agreement or waiver of all the Lenders and also (in the case of an amendment) of the other parties hereto; and

(b) an amendment or waiver which changes or relates to the rights and/or obligations of the Agent shall also require the agreement of the Agent thereto.

Any such waiver and any consent by the Agent, any Lender, the Majority of the Lenders or all of the Lenders under any provision of this Agreement must be in writing and may be given subject to any conditions thought fit by the person giving that waiver or consent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

14.11 Further Assurances

The Borrower, the Lenders and the Agent shall promptly cure any default by it in the execution and delivery of this Agreement, the other Documents or any of the agreements provided for hereunder to which it is a party. The Borrower and the Trust, at its expense, shall promptly execute and deliver to the Agent, upon request by the Agent (acting reasonably), all such other and further deeds, agreements, opinions, certificates, instruments, affidavits, registration materials and other documents reasonably necessary for the compliance of the Borrower and the Trust with, or accomplishment of the covenants and agreements of the Borrower and the Trust hereunder or more fully to state the obligations of the Borrower and the Trust as set out herein or to make any registration, recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

14.12 Attornment

The parties hereto each hereby attorn and submit to the jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to the Documents. For the purpose of all such legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Agreement. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of any party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

14.13 Time of the Essence

Time shall be of the essence of this Agreement.

14.14 Credit Agreement Governs

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the other Documents, the provisions of this Agreement, to the extent of the conflict or inconsistency, shall govern and prevail.

14.15 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

TRINIDAD DRILLING LTD., as Borrower

By: 
Brent J. Conway
Chief Financial Officer

DEUTSCHE BANK AG, as a Lender

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

GE CAPITAL ASSET FINANCING INC., as a Lender

By: ______________________
Geoff Best
Senior Vice President, Western Canada

By: ______________________
Russell Ketter
Senior Manager

GE CAPITAL ASSET FINANCING INC., in its capacity as the Agent of the Lenders

By: ______________________
Geoff Best
Senior Vice President, Western Canada

By: ______________________
Russell Ketter
Senior Manager

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

TRINIDAD DRILLING LTD., as Borrower

By: ______________________________
Brent J. Conway
Chief Financial Officer

DEUTSCHE BANK AG, as a Lender

By: ______________________________
Name: John Maynard
Title: Chief Financial Officer

By: ______________________________
Name: Robert A. Johnston
Title: Vice President

GE CAPITAL ASSET FINANCING INC., as a Lender

By: ______________________________
Geoff Best
Senior Vice President, Western Canada

By: ______________________________
Russell Ketter
Senior Manager

GE CAPITAL ASSET FINANCING INC.,
in its capacity as the Agent of the Lenders

By: ______________________________
Geoff Best
Senior Vice President, Western Canada

By: ______________________________
Russell Ketter
Senior Manager

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

TRINIDAD DRILLING LTD., as Borrower

By: ______________________________
Brent J. Conway
Chief Financial Officer

DEUTSCHE BANK AG, as a Lender

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

GE CAPITAL ASSET FINANCING INC., as a Lender

By: ______________________________
Geoff Best
Senior Vice President, Western Canada

By: ______________________________
Russell Ketter
Senior Manager

GE CAPITAL ASSET FINANCING INC.,
in its capacity as the Agent of the Lenders

By: ______________________________
Geoff Best
Senior Vice President, Western Canada

By: ______________________________
Russell Ketter
Senior Manager

RECEIVED
2005 MAR 24 P 12:17
OFFICE OF [illegible]
CORPORATE [illegible]

EXECUTION COPY

CREDIT AGREEMENT

among

TRINIDAD DRILLING LTD.
as Borrower

and

THE TORONTO-DOMINION BANK
as Lender

DATED AS OF OCTOBER 15, 2003

TABLE OF CONTENTS

THIS CREDIT AGREEMENT is made as of the 15 day of October, 2003.

AMONG:

TRINIDAD DRILLING LTD.,
as borrower
(the "**Borrower**")

- and -

THE TORONTO-DOMINION BANK,
as lender
(the "**Lender**")

WHEREAS, the Borrower has requested certain credit facilities from the Lender and the Lender has agreed to provide such credit facilities to the Borrower on and subject to the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties to this Agreement hereby agree as follows:

ARTICLE I
DEFINED TERMS

1.1 Defined Terms

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"**Account Debtor**" means in respect of any Receivable, the debtor obligated to make payment thereof.

"**Advance**" means a borrowing by the Borrower by way of a Prime Rate Advance, a U.S. Base Rate Advance, a BA Advance, a Letter of Credit Advance or a Letter of Guarantee Advance and including deemed Advances and Conversions, renewals and Rollovers of existing Advances, and any reference relating to the amount of Advances shall mean the sum of the principal amount of all outstanding Prime Rate Advances, the Canadian Dollar equivalent of all outstanding U.S. Base Rate Advances, plus the Canadian Dollar equivalent of the Face Amount of all outstanding Bankers' Acceptances, Letters of Credit and Letters of Guarantee.

"**Affiliate**" has the meaning set out in the *Business Corporations Act* (Alberta) as in effect on the date hereof.

"**Agreement**", "**hereof**", "**herein**", "**hereto**", "**hereunder**" or similar expressions mean this Agreement and any Schedules hereto, as amended, supplemented, restated and replaced from time to time.

"**Ancillary Facility**" has the meaning ascribed thereto in Section 3.4.

"**Applicable Laws**" means, in relation to any person, transaction or event:

(a) all applicable rules of common law and equity, and all applicable provisions of laws, statutes, rules, policies and regulations of any Governmental/Judicial Body in effect from time to time having force of law; and

(b) all judgments, orders, awards, decrees, official directives, writs and injunctions all having force of law from time to time in effect of any Governmental/Judicial Body in an action, proceeding or matter in which the person is a party or by which it or its property is bound or having application to the transaction or event.

"**Article**" means the designated article of this Agreement.

"**BA Advance**" means the portion of an Advance effected by an acceptance by the Lender of a Bankers' Acceptance.

"**BA Discount Proceeds**" means, in respect of any Bankers' Acceptance, an amount (rounded to the nearest whole cent with one-half of one cent being rounded-up) determined as of the applicable Drawdown Date, which is equal to:

Face Amount x Price

where "Face Amount" is the face amount of such Bankers' Acceptance and "Price" is equal to:

$$\frac{1}{1 + \left(\text{Rate} \times \frac{\text{Term}}{365} \right)}$$

where the "Rate" is the applicable BA Discount Rate expressed as a decimal on the Drawdown Date; the "Term" is the term of such Bankers' Acceptance expressed as a number of days; and the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded-up.

"**BA Discount Rate**" means with respect to each Bankers' Acceptance accepted or to be accepted by the Lender, the yield (expressed as an annual rate of interest) announced from time to time by the Lender, as being the reference rate for computing the discount amount which would be applied on Canadian Dollar bankers' acceptances accepted by the Lender in Canada to realize a net or discounted amount thereon, in an approximate amount and with a maturity date the same as the Bankers' Acceptances issued by the Borrower and accepted or to be accepted by the Lender.

"**BA Stamping Fee Rate**" means the rate of 1.75% per annum.

"**Bankers' Acceptance**" means a non-interest bearing draft in Canadian Dollars drawn by the Borrower and accepted by the Lender pursuant to this Agreement.

"**Bankers' Acceptance Stamping Fee**" means the amount calculated by multiplying the face amount of a Bankers' Acceptance by the BA Stamping Fee Rate, and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Bankers' Acceptance by the Lender up to but excluding the maturity date of such Bankers' Acceptance, and the denominator of which is 365.

"**bps**" means one one-hundredth of one percent.

"**Borrower**" means Trinidad Drilling Ltd. and its successors and permitted assigns.

"**Branch of Account**" means the branch of the Lender, located at Commercial Banking Centre Branch, Calgary Place Tower Two, 4th Floor, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0H9, or such other branch of the Lender as the Lender may from time to time designate by notice in writing to the Borrower.

"**Business Day**" means a day of the year, other than Saturday or Sunday, on which the Lender is open for business at its main branch in Calgary, Alberta.

"**Canadian Dollars**", "**Cdn. Dollars**", "**Cdn. $**" and "**$**" mean lawful money of Canada.

"**Capital Lease**" means any lease, license or similar transaction determined as a capital lease in accordance with GAAP, or any sale and lease back transaction or any other lease (whether a synthetic lease or otherwise) other than any lease that would in accordance with GAAP be determined to be an operating lease.

"**Cash Taxes**" means for any Person for any period, the amount of all income taxes (including federal and provincial income and capital taxes) payable by such Person on its net taxable income or capital for such period (which for greater certainty, does not include deferred taxes).

"**Collateral**" means cash, a bank draft or a letter of credit issued by a chartered bank referred to in Schedule I of the *Bank Act* (Canada), all in a form satisfactory to the Lender, acting reasonably.

"**Commitment**" means the maximum amount of Advances that the Lender has covenanted to make under this Agreement.

"**Compliance Certificate**" means the certificate of the Borrower required pursuant to Section 8.2(e), a form of which is attached hereto as Schedule "A".

"**Constating Documents**" means, with respect to: (i) a corporation, its articles of incorporation, amalgamation or continuance or other similar document and its by-laws; (ii) a partnership, its partnership agreement and its certificate of registration, or other similar document, all as amended from time to time; and (iii) with respect to any other Person which is an artificial body, the organization and governance documents of such Person, all as amended from time to time.

"**Contracts**" means agreements, franchises, leases, licenses, privileges and other rights acquired from persons.

"**Conversion**" means a conversion or deemed conversion of one type of Advance into another type of Advance, pursuant to this Agreement and "**Converted**" and "**Convert**" have corresponding meanings.

"**Credit**" has the meaning ascribed thereto in Section 2.1.

"**Credit Limit**" means the lesser of: (i) the amount of $15,000,000 (or the U.S. Dollar equivalent thereof) or such lesser amount after giving effect to the reductions of the Credit referred to in Section 2.2; and (ii) the aggregate amount of 75% of Eligible Receivables.

"**Credit Documents**" means this Agreement, the Currency Hedge Agreements, the Interest Rate Hedge Agreements, the Security and all other documents delivered pursuant to this Agreement.

"**Currency Hedge Agreements**" means all present and future agreements, whether in the form of an ISDA Master Agreement, a futures contract, a swap, a forward rate, currency exchange contract or otherwise, entered into for or in connection with a forward rate, currency swap or currency exchange and other similar currency-related transactions, the purpose and effect of which are typically to manage, mitigate or eliminate currency exchange rate risk.

"**Current Assets**" means, for any Person as of any date, the aggregate amount shown as current assets in the consolidated Financial Statements for such Person on such date, calculated in accordance with GAAP.

"**Current Liabilities**" means, for any Person as of any date, the aggregate amount shown as current liabilities (including, without limitation, all declared and unpaid Distributions of such Person), excluding the current principal portion of Long Term Debt then outstanding, in the consolidated Financial Statements of such Person for such date, otherwise calculated in accordance with GAAP.

"**Current Assets to Current Liabilities Ratio**" means, at any time, the ratio of Current Assets to Current Liabilities.

"**DBRS**" means Dominion Bond Rating Service Limited and any successor thereto which issues nationally accepted securities ratings based on creditworthiness assessments.

"**Debt Obligation**" means, with respect to any Person for any period, without duplication, the aggregate principal payments of such Person during such period made in respect of Funded Debt and all payments during such period in respect of Capital Leases, together with the Interest Expense of such Person in each case calculated on a consolidated basis and in accordance with GAAP and, in any event and without limitation, shall include:

(a) all principal payments (whether the same are regularly scheduled payments or have become due because of demand, default or otherwise) due and payable in respect of Funded Debt for such period, including without limitation, the current portion of Long Term Debt;

(b) all interest accrued or payable in respect of such period;

(c) all fees (including standby, letter of credit, guarantee, commitment and bankers' acceptances fees) accrued or payable in respect of such period and which relate to any Funded Debt, prorated (as required) over such period;

(d) any difference between the face amount and the discount proceeds of any bankers' acceptances, commercial paper and other obligations issued at a discount, prorated (as required) over such period;

(e) all accrued or payable payment obligations in respect of Capital Leases; and

(f) all net amounts charged or credited to interest expense under any Interest Rate Hedge Agreements in respect of such period.

"**Designated Account**" means, in respect of any Advance, the account or accounts maintained by the Borrower at the Branch of Account that the Borrower designates in its notice to the Lender requesting an Advance. As of the date hereof, the Designated Account for the Borrower is the Current Account No. 8060-5248893.

"**Distribution**" means:

(a) any declaration or payment of dividends, royalties, distributions, fees or management fees of any kind directly or indirectly to any holder of Shares of any Person otherwise having the right or ability directly or indirectly to vote for the election of directors of a corporation or the management or operation of a partnership or other Person;

(b) any repurchase, retraction, redemption or acquisition of Shares of any Person or any Affiliate of such Person;

(c) any repayment by a Person of any amount of principal, interest or other amounts in respect of any Funded Debt owed to any Affiliate of such Person;

(d) any loan or advance that is made by a Person to or in favour of a holder of Shares in such Person or an Affiliate of such holder; or

(e) the transfer by a Person of any of its property or assets for consideration of less than fair market value thereof, to any of its Affiliates.

whether any of the foregoing is made, paid or satisfied in or for cash, property or both.

"**Drawdown**" means an Advance, other than a Rollover or a Conversion.

"**Drawdown Date**" means the date, which shall be a Business Day, of any Drawdown.

"**Drawdown Notice**" means a notice requesting a Drawdown hereunder substantially in the form annexed hereto as Schedule "B".

"**EBITDA**" means, with respect to any Person for any period, the consolidated net income of such Person for such period determined in accordance with GAAP (excluding non-cash income and expenses and extraordinary items), plus, to the extent deducted in determining such net income, the following:

(a) income taxes;

(b) Interest Expense; and

(c) depreciation and amortization expenses.

For the purpose of this Agreement, where EBITDA is required to be determined for any four quarterly periods, EBITDA shall be equal to the aggregate of the EBITDA for the most recently completed four Fiscal Quarters.

"**Eligible Receivable**" means a Receivable owing to the Borrower or a Guarantor Subsidiary provided it meets, and so long as it continues to meet, all of the following requirements (to be determined by the Lender in its discretion), acting reasonably:

(a) it is in the amount represented to the Lender and is owed to the Borrower by the Account Debtor represented to the Lender;

(b) it is owned by the Borrower or a Guarantor Subsidiary, and the Borrower or such Guarantor Subsidiary has the right to subject it to and it is subject to a security interest in favour of the Lender;

(c) it is evidenced by an invoice or statement rendered to the Account Debtor thereunder, is due and payable within a maximum of thirty (30) days after the stated invoice date thereof and does not remain unpaid more than ninety (90) days past the stated due date thereof or in the case of an Account Debtor that is rated BBB+ or better by S&P, Baa 1 or better by Moody's or BBB (high) or better by DBRS and does not remain unpaid more than one hundred and twenty (120) days past the stated due date thereof; provided, however, that if any amount of invoices owing by a particular Account Debtor to the Borrower or a Guarantor Subsidiary remains unpaid for more than ninety (90) days (or 120 days in the case of an Account Debtor that has a rating of BBB+ or better by S&P, Baa 1 or better by Moody's or BBB (high) or better by DBRS) past the respective stated due date thereof, then at the option of the Lender, acting reasonably, and upon notice to the Borrower, all Receivables owing to the Borrower or a Guarantor Subsidiary by that Account Debtor shall be deemed ineligible;

(d) it is not subject to any actual or deemed trust, prior Encumbrances whatsoever other than Permitted Encumbrances that are subordinate to the Encumbrances held by the Lender therein;

(e) it is a valid, legally enforceable and unconditional obligation of the Account Debtor thereunder, and is not subject to set off, counterclaim, deduction, credit, allowance or adjustment by such Account Debtor, or to any claim by such Account Debtor denying liability thereunder in whole or in part whether by reason of prepayment, previous credit or otherwise;

(f) it does not fail in any material respect to comply with the requirements of Applicable Laws;

(g) the Account Debtor thereunder is not a director, officer, employee or partner of the Borrower or a Guarantor Subsidiary, or a subsidiary, parent or Affiliate corporation of the Borrower or a Guarantor Subsidiary;

(h) it is not a Receivable with respect to which the Account Debtor is Her Majesty the Queen in Right of Canada or Her Majesty the Queen in Right of any Province or any department, agency or instrumentality thereof;

(i) it is not a Receivable that the Lender has, in its sole discretion, acting reasonably, designated as ineligible or subject to undue credit risk;

(j) it is not a Receivable with respect to which the Account Debtor's obligation to pay is conditional;

(k) it is not a Receivable which is an intercorporate account, holdback Receivable, producer payable, account in dispute or amount billed for services not as yet completed;

(l) it is not a Receivable (i) with respect to which any representation or warranty contained in this Agreement or the Security is untrue or (ii) which violates any of the covenants of the Borrower or a Guarantor Subsidiary contained in this Agreement or the Security; and

(m) it is a Canadian Dollar Receivable or a U.S. Dollar Receivable that is owed by an Account Debtor who is resident in Canada or in the United States of America; provided however, that in respect of any U.S. Receivables, (i) the Account Debtor has a rating of BBB+ by S&P, Baa1 or better by Moody's or BBB (high) or better by DBRS and has Canadian operations or (ii) the Lender has perfected the Encumbrances with respect to such U.S. Receivable in the state where the work is being performed or where otherwise required under Applicable Law,

and for greater certainty, the Receivables due from customers of the Borrower and the Guarantor Subsidiaries listed and described in Schedule "F" shall be considered Eligible Receivables at the date hereof.

"**Encumbrance**" means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, title retention, consignment, lease, hypothecation, security interest or other security agreement or trust, right of set-off or other arrangement having the effect of security for the payment of any debt, liability or obligation, and "Encumbrances", "Encumber" and "Encumbered" shall have corresponding meanings.

"**Event of Default**" has the meaning ascribed thereto in Section 9.1.

"**Exchange Rate**" means, on any day, with respect to the exchange of Canadian Dollars or U.S. Dollars (the "**First Currency**") into another currency (the "**Other Currency**"), the noon spot rate of the Bank of Canada on that day for purchases of the First Currency with the Other Currency, or if such rate is not or has not yet been quoted on such day, the last preceding noon spot rate of the Bank of Canada.

"**Face Amount**" means:

(a) in respect of a Bankers' Acceptance, the amount payable to the holder thereof on its maturity; and

(b) in respect of a Letter of Credit or Letter of Guarantee, the maximum amount payable to the beneficiary specified therein or any other Person to whom payments may be required to be made pursuant to such Letter of Credit or Letter of Guarantee.

"**Financial Statements**" means the financial statements of TES or the Borrower (as applicable) as at a specified date and for the period then ended and shall include a balance sheet, statement of income and retained earnings, statement of cash flows and application of funds, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated on a consolidated basis, in accordance with GAAP applied consistently.

"**Fiscal Quarter**" means the three month period commencing on the first day of each Fiscal Year and each successive three (3) month period thereafter during such Fiscal Year.

"**Fiscal Year**" means the fiscal year of the Borrower or TES (as applicable), in each case, commencing on January 1 of each year and ending on December 31 of each year, or such other fiscal year of the Borrower or TES as agreed to by the Lender.

"**Fixed Charge Coverage Ratio**" means, for the most recently completed four Fiscal Quarters of TES on a consolidated basis, the ratio of (i) EBITDA of TES for such four Fiscal Quarters plus the net amount received by TES in connection with any issue of TES Units during such four Fiscal Quarters

less (A) the amount of capital expenditures in respect of capital assets and Investments acquired in such four Fiscal Quarters, to the extent such are not funded by the proceeds of advances to the Borrower by GE Capital under the GE Capital Credit Facility, and (B) Cash Taxes for such four Fiscal Quarters, to (ii) the Debt Obligations for such four Fiscal Quarters plus, without duplication, all Distributions made by TES during such four Fiscal Quarters; provided however, if prior to the end of any Fiscal Quarter (the "**Relevant Fiscal Quarter**") the Borrower has consummated a material transaction, the Borrower may, with the prior consent of the Lender, submit to the Lender a *pro forma* calculation , setting forth what would have been the Fixed Charge Coverage Ratio at the end of such Relevant Fiscal Quarter, had the material transaction closed at the beginning of the third fiscal quarter immediately preceding the Relevant Fiscal Quarter and if, in the opinion of the Lender, acting reasonably, the *pro forma* calculation accurately represents what would have been the Fixed Charge Coverage Ratio at the end of the Relevant Fiscal Quarter had the material transaction closed at the beginning of the third fiscal quarter immediately preceding the Relevant Fiscal Quarter, the Fixed Charge Coverage Ratio shall be the value of that ratio as disclosed in such *pro forma* calculation.

"**Funded Debt**" means, with respect to any person:

(a) money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

(b) bankers' acceptances and similar instruments;

(c) letters of credit, letters of guarantee and surety bonds;

(d) all obligations (whether or not with respect to the borrowing of money) that are evidenced by bonds, debentures, notes or other similar instruments, whether or not any such instruments are convertible into capital but including, without limitation, any indebtedness or liabilities of such person that may be satisfied by the delivery of Shares of such person to the holder thereof or to another person on behalf of the holder, or that are not so evidenced but that would be considered by GAAP to be indebtedness for borrowed money;

(e) all redemption obligations of such person with respect to any Shares issued by such person and which are by their terms or pursuant to any contract, agreement or arrangement:

  (i) redeemable, retractable, payable or required to be purchased or otherwise retired or extinguished, or convertible into Funded Debt of such Person (A) at a fixed or determinable date, (B) at the option of any holder thereof, or (C) upon the occurrence of a condition not solely within the control and discretion of such person, or

  (ii) convertible into any other Shares described in (i) above;

(f) all obligations as lessee under Capital Leases; and

(g) all obligations of such person in respect of the deferred purchase or acquisition price of property or services (including, without limitation, obligations secured by any Purchase Money Security Interests) in excess of forty five (45) days;

but excluding for greater certainty, trade payables.

"**GAAP**" means generally accepted accounting principles which are in effect from time to time in Canada, as published in the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis.

"**GE Canada**" means GE Canada Equipment Financing GP, and its successors and assigns.

"**GE Canada Credit Agreement**" means the Credit Agreement dated December 24, 2002 between the Borrower and GE Canada as amended on July 15, 2003, as the same may be further amended, modified, varied, restated or replaced from time to time.

"**GE Canada Credit Facility**" means the credit facility in the maximum principal amount of $45,000,000 made available by GE Canada to the Borrower pursuant to the GE Canada Credit Agreement.

"**GE Canada Inter-Creditor Agreement**" means the priorities agreement dated as of October 15, 2003 pursuant to which, the Lender and GE Canada agreed to, among other things, the priority of the Security and the GE Canada Security.

"**GE Canada Security**" means the present and future Encumbrances granted by the Borrower to GE Canada, pursuant to which the indebtedness, liabilities and obligations of the Borrower to GE Canada under the GE Canada Credit Facility are secured.

"**Governmental/Judicial Body**" means:

(a) any government, parliament or legislature, any court, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances;

(b) any person acting within and under the authority of any of the foregoing or under a statute, rule or regulation thereof; and

(c) any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances.

"**Guarantee**" means any guarantee, undertaking to assume, endorsement (other than the routine endorsement of cheques in the ordinary course of business), contingent agreement to purchase, repurchase or to provide funds for the payment of any obligation of any other person or any other agreement, instrument or document under which a person otherwise directly or indirectly becomes liable: (i) in respect of any obligation of any other person, (ii) to maintain the solvency or any balance sheet or other financial condition of any other persons, or (iii) to make payment for any products, materials or supplies, or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any case, if the purpose or intent of such agreement is to provide assurance that such obligations will be paid or performed, or that agreements relating thereto will be complied with, or that the holder of such obligations will be protected against non-payment or non-performance in respect thereof; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby unless the Guarantee is limited to a determinable amount, in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount and the amount of such obligation.

"**Guarantor Subsidiary**" means each Subsidiary of the Borrower which has provided to the Lender the following (in each case in form and substance satisfactory to the Lender, acting reasonably) (i) a guarantee, pursuant to which the Subsidiary guarantees to the Lender, the payment and performance of all present and future indebtedness, liabilities and obligations of the Borrower to the Lender, direct or indirect, absolute or contingent, joint or several, matured or unmatured; (ii) a security agreement pursuant to which the Subsidiary grants to the Lender an Encumbrance over all of the Subsidiary's present and after-acquired real and personal property, assets and undertaking and (iii) such other certificates, documents and legal opinions in connection with such guarantee that the Lender may require, acting reasonably. As of the date hereof, there are no Guarantor Subsidiaries.

"**Hazardous Materials**" means any hazardous substance or any pollutant or contaminant, toxic or dangerous waste, substance or material, as defined in or regulated by any Applicable Law, regulation or governmental authority from time to time, including, without limitation, asbestos and polychlorinated biphenyls.

"**Indebtedness**" means all obligations, contingent or otherwise, that on a consolidated basis and in accordance with GAAP are required to be classified upon the balance sheet of the Borrower or other relevant specified Persons as liabilities, but in any event including all obligations under Capital Leases and all Guarantees by the Borrower or such other relevant specified Persons in respect of the foregoing obligations of other Persons but excluding deferred income taxes and amounts owing by the Borrower or such other relevant specified Persons to any holder of Shares in the Borrower or such other relevant specified Persons provided that such amounts are in form and substance satisfactory to the Lender, postponed and subordinated to the payment and performance of the Obligations.

"**Indenture**" means (i) the amended and restated note indenture dated as of September 17, 2002 between the Borrower and the Trustee, in its capacity as trustee of TES, providing for the issuance of notes, and (ii) any other note indenture entered into between the Borrower and a note trustee, as each may be amended, modified, varied, restated or replaced from time to time.

"**Interest Coverage Ratio**" means, at any time, for the most recently completed four Fiscal Quarters in respect of TES on a consolidated basis, the ratio of (i) EBITDA of TES for such four Fiscal Quarters to (ii) Interest Expense of TES for such four Fiscal Quarters.

"**Interest Expense**" means, with respect to any Person for any period, without duplication, interest expense of such Person calculated on a consolidated basis and in accordance with GAAP as the same would be set forth or reflected in a consolidated statement of earnings of such Person and, in any event and without limitation, shall include:

(a) all interest accrued or payable in respect of such period;

(b) all fees (including standby, letter of credit, guarantee, commitment and bankers' acceptances fees) accrued or payable in respect of such period and which relate to any Debt Obligation, prorated (as required) over such period;

(c) any difference between the face amount and the discount proceeds of any bankers' acceptances, commercial paper and other obligations issued at a discount, prorated (as required) over such period;

(d) the interest component of Capital Lease obligations; and

(e) all net amounts charged or credited to interest expense under any Interest Rate Hedge Agreements in respect of such period.

"Interest Payment Date" means, with respect to Prime Rate Advances and U.S. Base Rate Advances, subject to Section 11.19, the last day of each calendar month.

"Interest Rate Hedge Agreements" means all present and future agreements, whether in the form of an ISDA Master Agreement, a futures contract, a swap transaction, an interest rate option, a cap transaction, floor transaction, collar transaction or otherwise, typically entered into for managing, mitigating or eliminating risks relating to interest rate fluctuations.

"Investment" means (a) any loan or other extension of credit (including the delivery of Guarantees or other financial assistance) or capital contribution (including a transfer of property) to, or acquisition of any Shares, bonds, notes, debentures or other securities of, any Person, and (b) any purchase of any assets constituting all or part of a business unit from any Person; and "Invest" and "Invested" shall be construed accordingly.

"ISDA Master Agreement" means the 1992 International Swaps and Derivatives Association, Inc. Master Agreement (Multi Currency-Cross Border) as from time to time amended, restated or replaced by the International Swaps and Derivatives Association, Inc. and as used in this Agreement means the form of agreement as entered into between the Borrower and the Bank in relation to Currency Hedge Agreements and Interest Rate Hedge Agreements.

"Lender" means The Toronto-Dominion Bank and its successors and assigns.

"Letter of Credit" means a letter of credit (in a form acceptable to the Lender) in Canadian Dollars or U.S. Dollars, issued by the Lender at the request and for the account of the Borrower pursuant to this Agreement.

"Letter of Credit Advance" means an Advance by the issuance of a Letter of Credit by the Lender, at the request of the Borrower.

"Letter of Guarantee" means a letter of guarantee (in a form acceptable to the Lender) in Canadian Dollars, issued by the Lender at the request and for the account of the Borrower pursuant to this Agreement.

"Letter of Guarantee Advance" means an Advance by the issuance of a Letter of Guarantee by the Lender, at the request of the Borrower.

"Long Term Debt" means, at any particular time, Indebtedness of a Person, which does not mature within one year.

"Material Adverse Effect" means any such matter, event or circumstance that individually or in the aggregate could reasonably be expected to have a material adverse effect on:

(a) the business, financial condition, operations, property, assets or undertaking of the Borrower, a Guarantor Subsidiary or TES;

(b) the ability of the Borrower, a Guarantor Subsidiary or TES to perform its obligation under any Material Contract or material Permit;

(c) the ability of the Borrower, a Guarantor Subsidiary or TES to pay and perform its Obligations in accordance with this Agreement or any of the Security;

(d) the validity or enforceability of this Agreement or any other Credit Document;

(e) the rights and remedies of the Lender under the Credit Documents; or

(f) the priority ranking of any of the Encumbrances granted by the Security or the rights or remedies intended or purported to be granted to the Lender under or pursuant to the Security, subject to the GE Canada Inter-Creditor Agreement.

"Material Contracts" means those Contracts entered into by the Borrower or a Guarantor Subsidiary from time to time that evidence or create obligations individually or in the aggregate in excess of $100,000.

"Moody's" means Moody's Investors Service, Inc. and any successor thereto which issues nationally accepted securities ratings based on creditworthiness assessments.

"Obligations" means all of the present and future indebtedness, liabilities and obligations, direct or indirect, absolute or contingent, matured or unmatured of the Borrower and the Guarantor Subsidiaries owing to the Lender under, pursuant to or in connection with the Credit Documents, including without limitation all principal, interest, fees, indemnities, costs and expenses owing by the Borrower and the Guarantor Subsidiary thereunder.

"Offer of Extension" means a written offer by the Lender to the Borrower to extend the Stated Maturity Date to a date 364 days from acceptance by the Borrower of such offer.

"Outstanding Principal" means, at any time, the aggregate of: (a) the principal amount of all outstanding Prime Rate Advances; (b) the Canadian Dollar equivalent of the principal amount of all outstanding U.S. Base Rate Advances; (c) the Canadian Dollar equivalent of the Face Amount of all outstanding Letters of Credit; (d) the Face Amount of all outstanding Letters of Guarantee; and (e) the Face Amount of all outstanding BA Advances.

"Pending Event of Default" means an event which, but for the requirement of the giving of notice, lapse of time, or both would constitute an "Event of Default".

"Permits" means governmental licenses, authorizations, consents, registrations, exemptions, permits and other approvals required by the Borrower or any Guarantor Subsidiary under Applicable Law.

"Permitted Acquisitions" means acquisitions of capital assets or Investments, as set out in the annual business plan of the Borrower, delivered to and approved by the Lender, as contemplated by Section 8.2(*f*).

"Permitted Encumbrances" means, with respect to any person, the following:

(a) Encumbrances for taxes, rates, assessments or other governmental charges or levies not yet due (or if overdue are being contested by such person diligently and in good faith by appropriate proceedings and then, only for so long as such contestation effectively postpones the rights of the holders thereof to enforce such Encumbrances);

(b) Purchase Money Security Interests and Capital Leases which, in respect of the Borrower and the Guarantor Subsidiaries, in the aggregate do not at any time secure obligations exceeding $1,000,000;

(c) Encumbrances granted to GE Capital securing the amounts owing by the Borrower to GE Capital under the GE Capital Credit Facility;

(d) inchoate Encumbrances imposed or permitted by laws such as garagemens' liens, carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent are being contested by such person diligently and in good faith by appropriate proceedings;

(e) Encumbrances to secure its assessments or current obligations which are not at the time overdue or otherwise dischargeable by the payment of money, and which are incurred in the ordinary course of its business under workers' compensation laws, unemployment insurance or other social security legislation or similar legislation, provided that such liens are in amounts commensurate with such current obligations;

(f) Encumbrances or any rights of distress reserved in or exercisable under any lease or sublease to which it is a lessee which secure the payment of rent or compliance with the terms of such lease or sublease, provided that such rent is not then overdue and it is then in compliance in all material respects with such terms;

(g) the right reserved to or vested in any Governmental/Judicial Body by the terms of any lease, license, grant or Permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(h) the Security; and

(i) other Encumbrances agreed to in writing by the Lender;

provided that in each case where it is contesting any obligations, taxes or assessments as contemplated herein, such Encumbrances shall only be Permitted Encumbrances (A) if such person establishes to the satisfaction of the Lender (acting reasonably) a sufficient reserve for, or if requested by the Lender, deposits with a court of competent jurisdiction or the assessing authority, or to such other person as is acceptable to the Lender, acting reasonably, sufficient funds or a surety bond, for the total amount claimed to be secured by such Encumbrances, where the application of such reserve, funds or bond would result in their discharge, and (B) for so long as such contestation effectively postpones the enforcement of the rights of the holder thereof.

"Person" or **"person"** means any individual, sole proprietorship, corporation, company, partnership, unincorporated association, association, institution, entity, party, trust, joint venture, estate or other judicial entity or any Governmental/Judicial Body.

"Prime Rate" means the floating annual rate of interest established by the Lender from time to time as its reference rate of interest, to determine the interest rate it will charge for loans in Canadian Dollars to its customers in Canada and designated as its "Prime Rate".

"**Prime Rate Advance**" means an Advance in Canadian Dollars (including all amounts advanced to the Borrower by way of overdraft) bearing interest based on the Prime Rate and includes deemed Prime Rate Advances provided for in Sections 6.10 and 6.18.

"**Property**" means, with respect to any person, all or any portion of its undertaking, property and assets.

"**Purchase Money Security Interest**" means an Encumbrance created by the Borrower securing indebtedness incurred to finance the acquisition of assets, provided that (i) such Encumbrance is created substantially simultaneously with the acquisition of such assets, (ii) such Encumbrance does not at any time Encumber any Property other than the Property financed by such indebtedness, (iii) the amount of indebtedness secured thereby is not increased subsequent to such acquisition, and (iv) the principal amount of indebtedness secured by any such Encumbrance at no time exceeds 100% of the original purchase price of such Property at the time it was acquired, and in this definition, the term "acquisition" shall include, without limitation, a Capital Lease, the term "acquire" shall have a corresponding meaning.

"**Receivable**" means, whether now existing or hereafter arising, any account, account receivable, other receivable, choses in action, general intangible, chattel paper, instrument, document, note or contract right related to or evidencing the obligations or the receivables arising under any sales or services transactions provided by the Borrower or any Guarantor Subsidiary to any Person in the ordinary course of business.

"**Receivables Certificate**" means a certificate of a Responsible Officer of the Borrower required from time to time pursuant to Section 8.2(g), the form of which is attached hereto as Schedule "E".

"**Request for Offer of Extension**" means a request by the Borrower for an offer by the Lender to extend the Stated Maturity Date pursuant to Section 3.2, in the form attached hereto as Schedule "C", executed by an authorized officer of the applicable Borrower.

"**Requirement of Law**" means, as to any person, any law, treaty, regulation, ordinance, decree, judgment, order or similar requirement made or issued by a Governmental/Judicial Body or under sovereign or statutory authority and applicable to or binding upon that person, or to which that person or any of its Property is subject.

"**Responsible Officer**" means the president, the chief executive officer, any executive vice-president, the chief financial officer, any vice-president, controller, treasurer or other officer of the Borrower.

"**Rollover**" means a rollover of a BA Advance into another BA Advance, a rollover of a Letter of Credit Advance into another Letter of Credit Advance or a rollover of a Letter of Guarantee Advance into another Letter of Guarantee Advance, as permitted hereby and "Rolled Over" has a corresponding meaning.

"**S&P**" means Standard & Poor's Ratings Services.

"**Section**" means the designated section of this Agreement.

"**Security**" means the guarantees and security held from time to time by the Lender, securing or intended to secure payment and performance of the Obligations, including without limitation the guarantees and security described in Section 4.3.

"**Shares**" means shares in the capital stock of any corporation or other ownership interests in a partnership or other Person including without limitation, shares, units or interests which carry a residual right to participate in the earnings of such corporation, partnership or other Person or, upon the liquidation or winding up of such corporation, partnership or other Person, to share in its assets.

"**Stated Maturity Date**" means 364 days from the date hereof, or such other date that the Lender may agree to extend the stated maturity of the Credit pursuant to an accepted Offer of Extension, or otherwise.

"**Subordination Agreement**" means the subordination agreement dated as of October 15, 2003 between the Borrower, TES and the Lender.

"**Subsidiary**" means, with respect to a corporation, a subsidiary as defined in the *Business Corporations Act* (Alberta) as in effect on the date hereof, and any partnership, joint venture or other organization in which the corporation or any Subsidiary of the corporation has a 50% or more equity ownership interest or has the right to make or control management decisions (or the right to elect or appoint a Person or group of Persons that have the right to make or control management decisions).

"**Tangible Net Worth**" means the total of stated capital, contributed surplus and retained earnings of TES, as determined on a consolidated basis in accordance with GAAP, less (i) any amounts owing from: (A) the holder of any Shares of TES or any Subsidiary or any Affiliate of TES, (B) the Borrower or any Subsidiary of the Borrower or the holder of any Shares of the Borrower or any Subsidiary of the Borrower, and (ii) any value attributed to intangible assets as such term is defined in GAAP (such as but not limited to goodwill, patents, trademarks, intellectual property, organization expenses, trade names, deferred costs, deferred charges and amounts receivable from any of its Affiliates).

"**Taxes**" means all taxes, levies, imposts, stamp taxes, duties, deductions, withholdings and similar impositions payable, levied, collected, withheld or assessed as of the date of this Agreement or at any time in the future under the laws of Canada or any political subdivision thereof, and "Tax" shall have a corresponding meaning.

"**TES**" means Trinidad Energy Services Income Trust, a trust settled under the laws of Alberta.

"**TES Trust Indenture**" means the trust indenture dated August 1, 2002, entered into by the Borrower and the Trustee, as amended, modified, varied, restated or replaced from time to time.

"**TES Units**" means the trust units of TES issued pursuant to the TES Trust Indenture.

"**Total Liabilities**" means at any time, the total amount of the Indebtedness of TES, as determined on a consolidated basis, in accordance with GAAP.

"**Total Liabilities to Tangible Net Worth Ratio**" means at any time, the ratio of Total Liabilities to Tangible Net Worth.

"**Trustee**" means Valiant Trust Company and its successors and assigns.

"**Unitholders**" means the holders of TES Units from time to time.

"**U.S. Base Rate**" means, on any day, the floating annual rate of interest established from time to time by the Lender as the reference rate it will use to determine rates of interest on U.S. Dollar loans to its customers in Canada and designated as its "U.S. Dollar Base Rate".

"**U.S. Base Rate Advance**" means an Advance in U.S. Dollars bearing interest based on the U.S. Base Rate and includes deemed U.S. Base Rate Advances provided for in Section 6.18.

"**U.S. Dollars**" and "**U.S. $**" mean lawful money of the United States of America.

1.2 Knowledge

Where any representation, warranty or other provision of this Agreement is qualified by reference to the knowledge of the Borrower, after reasonable inquiry, it shall be deemed to refer to the actual knowledge of the senior management of the Borrower after having made such inquiries of those Responsible Officers, and, if as a result of the actual knowledge of such Responsible Officers after having made such inquiries, there is an issue or matter known that would reasonably require advice from professional advisors, the professional advisors of the Borrower likely to have knowledge of the relevant subject matter.

1.3 Schedules

Schedule "A"	-	Form of Compliance Certificate
Schedule "B"	-	Form of Drawdown Notice
Schedule "C"	-	Request for Offer of Extension
Schedule "D"	-	Disclosure Schedule
Schedule "E"	-	Receivables Certificate
Schedule "F"	-	Eligible Receivables

ARTICLE II
THE CREDIT

2.1 Amount and Availment Options

Upon and subject to the terms and conditions of this Agreement, the Lender agrees to provide a revolving credit (the "**Credit**") for the use of the Borrower in the amount of the Credit Limit. At the option of the Borrower, the Credit may be used (i) by requesting Prime Rate Advances to be made by the Lender, (ii) by requesting BA Advances from the Lender, (iii) by requesting U.S. Base Rate Advances from the Lender; (iv) by requesting Letter of Credit Advances from the Lender; and (v) by requesting Letter of Guarantee Advances from the Lender.

2.2 Revolvement

The principal amount of any Advance under the Credit that is repaid may subject to the terms of this Agreement be reborrowed (up to the Credit Limit) from time to time prior to the Stated Maturity Date. The Credit is a revolving facility and, upon the earlier of the Stated Maturity Date and the Obligations under the Credit being accelerated pursuant to Section 9.2, the undrawn Commitment under the Credit shall be cancelled and the outstanding Obligations shall become due and payable. At no time shall the aggregate of all outstanding Advances under the Credit exceed the Credit Limit.

2.3 Use of Credit

The Credit shall only be used to (i) finance working capital requirements of the Borrower; and (ii) repay all of the Indebtedness owing by the Borrower to the Estevan Credit Union.

ARTICLE III
REPAYMENT OF THE CREDIT

3.1 Repayment of Advances Under the Credit

On the earlier of the Stated Maturity Date and the Obligations under the Credit being accelerated pursuant to pursuant to Section 9.2, all Obligations of the Borrower under the Credit shall be immediately due and payable by the Borrower, including, without limitation, the amount of all unmatured Bankers' Acceptances, the amount of all undrawn Letters of Credit and the amount of all undrawn Letters of Guarantee.

3.2 Extension of the Stated Maturity Date

(a) Between 120 days and 90 days prior to the then current Stated Maturity Date the Borrower may, if there exists no Event of Default or any Pending Event of Default, request an Offer of Extension in respect of the Credit for a further period of 364 days. Such request shall be made by the Borrower by delivering to the Lender an executed Request for Offer of Extension. The Lender shall advise the Borrower as to whether or not it agrees to such request no later than 60 days prior to the Stated Maturity Date; provided that if the Lender does not so advise the Borrower within such 60 day period, the Lender shall be deemed to have elected not to agree to such request.

(b) If the Lender agrees to any such request, the Lender shall forthwith, but in any event no later than 30 Business Days before the Stated Maturity Date deliver to the Borrower an Offer of Extension. Each such Offer of Extension shall be open for acceptance by the Borrower until the Business Day immediately preceding the then current Stated Maturity Date. Upon the payment by the Borrower of a renewal fee of 10 bps of the Commitment of the Lender at the time of such renewal and upon written notice being provided by the Borrower to the Lender that the Borrower has accepted the applicable outstanding Offer of Extension, the Stated Maturity Date shall be extended to the date 364 days from the date of such acceptance.

(c) This Section 3.2 shall apply from time to time to permit successive extensions of the Stated Maturity Date.

3.3 Facility Limits

The principal amount of all Advances under the Credit shall be repaid such that the Canadian Dollar equivalent of the principal amount of all Advances under the Credit does not at any time exceed the Credit Limit.

3.4 Ancillary Facility

In addition to the Credit, the Lender has agreed to provide a forward foreign exchange facility in favour of the Borrower, which permits the Borrower to enter into Currency Hedge Agreements in an aggregate notional amount of up to U.S. $2,000,000 for periods of up to 12 months from the date the Currency Hedge Agreement is entered into and Interest Rate Hedge Agreements in an aggregate notional amount of up to

$5,000,000 for periods of up to two (2) years from the date the Interest Rate Hedge Agreement is entered into (collectively, the "**Ancillary Facility**"); provided that the Borrower agrees that it shall not use the Ancillary Facility for speculative purposes. For greater certainty, all present and future indebtedness, liabilities and obligations of the Borrower to the Lender under the Ancillary Facility are deemed to be Obligations of the Borrower under this Agreement, and are secured by the Security.

ARTICLE IV
INTEREST RATES, FEES AND SECURITY

4.1 Interest Rates and Bankers' Acceptance Stamping Fees

The Borrower shall pay: (i) interest on each Prime Rate Advance outstanding under the Credit at a rate per annum equal to the applicable Prime Rate plus 0.25% per annum; (ii) interest on each U.S. Base Rate Advance outstanding under the Credit at a rate per annum equal to the U.S. Base Rate plus 0.25% per annum; (iii) fees on Letter of Credit Advances at a rate of 1.75% per annum on the maximum amount of the Lender's liability pursuant to such Letter of Credit; and (iv) fees on Letter of Guarantee Advances at a rate of 1.75% per annum on the maximum amount of the Lender's liability pursuant to such Letter of Guarantee. The Borrower shall pay the applicable Bankers' Acceptance Stamping Fee on each BA Advance under the Credit. The Bankers' Acceptance Stamping Fee shall be calculated at the applicable BA Stamping Fee Rate.

4.2 Commitment Fees and other Fees

The Borrower shall pay to the Lender a commitment fee calculated at the rate of 0.25% per annum on the daily undrawn balance of the Credit based on the amount referred to in paragraph (i) of the definition of "Credit Limit" (or such other limit as may from time to time be referred to in the definition of "Credit Limit"). For the purpose of calculating the Canadian Dollar equivalent of all U.S. Dollar Advances outstanding under the Credit, based on the Exchange Rate in effect at the end of such day. The commitment fees shall be calculated on a daily basis commencing on the date hereof and shall be payable to the Lender quarterly in arrears on the third (3rd) Business Day following the last Business Day of each Fiscal Quarter.

The Borrower shall pay to the Lender a structuring fee in the amount of $75,000, $10,000 of such structuring fee has been paid by the Borrower, with the balance of $65,000 payable on the date of this Agreement. The Borrower acknowledges and agrees that the structuring fee was earned by the Lender prior to entering into this Agreement. The Borrower shall pay to the Lender a monthly administration fee in the amount of $100.

4.3 Security

The Security will be the following:

(a) general security agreement made by the Borrower in favour of the Lender, in respect of which a financing statement shall be registered in the provinces of each of Alberta, British Columbia and Saskatchewan and the Northwest Territories;

(b) Section 427 *Bank Act* (Canada) security made by the Borrower in favour of the Lender;

(c) assignment of insurance made by the Borrower in favour of the Lender;

(d) the Subordination Agreement;

(e) the GE Canada Inter-Creditor Agreement; and

(f) all present and future guarantees and general security agreements from time to time granted by the Guarantor Subsidiaries in favour of the Lender.

The Security listed above shall be in form and substance satisfactory to the Lender, acting reasonably.

The Lender may, at the Borrower's expense, register, file or record the Security (or notices, financing statements or other registrations in respect thereof) in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the charges and security interests created by the Security. The Lender may, at the Borrower's expense, renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect and may, from time to time as reasonably required, obtain an opinion of counsel that all such registrations, filings and recordings have been made.

ARTICLE V
DISBURSEMENT CONDITIONS

5.1 Conditions Precedent to the Initial Drawdown

The obligation of the Lender under this Agreement to make the initial Advance is subject to and conditional upon the receipt by the Lender, of the following documents, each in full force and effect, and in form and substance satisfactory to the Lender, acting reasonably (unless delivery has been waived by the Lender):

(a) this Agreement, duly executed and delivered by the Borrower;

(b) certified copies of the Constating Documents of the Borrower and TES;

(c) certificates of incumbency of the Borrower and TES;

(d) certified copies of the resolutions of the board of directors of the Borrower authorizing the execution, delivery and performance of its obligations under the Credit Documents to which it and TES is a party;

(e) Compliance Certificate of the Borrower;

(f) duly executed copies of the Security, duly registered, where applicable;

(g) releases, discharges and postponements (in registrable form where appropriate) covering all Encumbrances affecting the collateral Encumbered by the Security which are not Permitted Encumbrances, if any, or undertakings satisfactory to the Lender to provide such releases, discharges and postponements;

(h) letter of opinion of Blake, Cassels & Graydon LLP, addressed to the Lender and to Fraser Milner Casgrain LLP relating to, among other things, the subsistence of the Borrower, the due authorization, execution, delivery and enforceability of the Credit Documents to which the Borrower is a party and confirming that the TES Trust Indenture and the Constating Documents of the Borrower do not contain any restrictions on borrowing;

(i) certified copy of the Indenture;

(j) current Receivables Certificate for the Borrower;

(k) certified copies of the GE Capital Security and the GE Capital Credit Agreement;

(l) certificate of insurance evidencing the insurance maintained by the Borrower over its Property;

(m) all operation of account documentation as the Lender may require; and

(n) the Borrower shall have paid all fees, costs and expenses then due in respect of the Credit.

5.2 Conditions Precedent to Advances

The obligation of the Lender to make any Advance (including the initial Advance) is subject to the conditions precedent that:

(a) no Event of Default or Pending Event of Default has occurred and is continuing on the date of the Advance, or would result from making the Advance;

(b) the representations and warranties in this Agreement and in any of the other Credit Documents shall be true and correct as if made on and as of the Drawdown Date, the Rollover Date or the Conversion Date (as applicable);

(c) no event or circumstance shall have occurred that could reasonably be expected to have a Material Adverse Effect;

(d) the Lender has received timely notice as required under Section 6.4; and

(e) all other terms and conditions of this Agreement upon which the Borrower may obtain an Advance are fulfilled.

The foregoing conditions precedent shall not apply to any deemed Advance contemplated pursuant to Sections 6.10 and 6.18.

5.3 Waiver

The conditions in Sections 5.1 and 5.2 are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part (with or without terms or conditions) in respect of any Advance.

ARTICLE VI
PRIME RATE ADVANCES AND U.S. BASE RATE ADVANCES

6.1 Prime Rate Advances and U.S. Base Rate Advances

Subject to the other provisions of this Agreement, upon timely fulfillment of all applicable conditions as set forth in this Agreement, the Lender will make the requested amount of a Prime Rate Advance or a U.S. Base Rate Advance available to the Borrower on the Drawdown Date requested by the Borrower, by crediting such amount to the Designated Account maintained by the Borrower at the Branch of Account. Each Prime Rate Advance and each U.S. Base Rate Advance shall be in an aggregate minimum amount of $50,000 and

U.S. $50,000, respectively, and in whole multiples thereof. The Borrower shall pay interest to the Lender at such address as the Lender designates from time to time on all such Prime Rate Advances and U.S. Base Rate Advances outstanding from time to time hereunder at the applicable rate of interest specified in Section 4.1.

Interest on each Prime Rate Advance and on each U.S. Base Rate Advance shall be calculated daily on the basis of a year of 365 days and payable monthly on each Interest Payment Date. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of Advance or the previous date on which interest was payable, as the case may be, to but excluding the date on which interest is payable, both before and after demand, maturity, default and judgment, with interest on overdue interest at the same rate payable on demand.

6.2 Evidence of Indebtedness

The indebtedness of the Borrower resulting from Advances made by the Lender shall be evidenced by records maintained by the Lender. The records maintained by the Lender shall constitute, in the absence of manifest error, conclusive evidence of the indebtedness of each Borrower to the Lender and all details relating thereto. The failure of the Lender to correctly record any such amount or date shall not, however, adversely affect the obligation of the Borrower to pay amounts due hereunder to the Lender in accordance with this Agreement.

6.3 Conversions

Subject to the other terms of this Agreement, the Borrower may from time to time Convert all or any part of the outstanding amount of any Advance into another form of Advance.

6.4 Notice of Advances, Rollovers, Conversions and Credit Reduction

The Borrower shall give the Lender irrevocable written notice, in the form of a Drawdown Notice, of any request for any Drawdown, any Rollover or any Conversion of any Advance under the Credit requested by it. The Borrower will provide the Lender with at least one (1) Business Day notice of its intention to make a Conversion.

Notice shall be given on the day of any Prime Rate Advance under the Credit and under any U.S. Base Rate Advance under the Credit, provided however, Prime Rate Advances under the Credit, may be made by way of overdraft in the Borrower's Designated Account, without any notice. Notice shall be given no later than one (1) Business Day prior to the date of any other Advance.

Notices shall be given not later than 10:00 a.m. (Calgary time) on the date for notice. Payments (other than those being made solely from the proceeds of Rollovers and Conversions) must be made prior to 10:00 a.m. (Calgary time) on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Business Day, unless the Lender agrees, in its sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

6.5 Repayments

The Borrower may from time to time repay Advances outstanding under the Credit without penalty, except that (i) Bankers' Acceptances may not be paid prior to their respective maturity dates; and (ii) repayments of Prime Rate Advances and U.S. Base Rate Advances, may be made at any time without notice and shall not be subject to any minimum repayment amounts.

6.6 Bankers' Acceptances Power of Attorney

To facilitate the acceptance of drafts hereunder, the Borrower hereby appoints the Lender, acting by the commercial paper clerk (the "**Attorney**") for the time being at the Lender's main branch in Toronto, Ontario (the "**BA Branch of Account**"), the attorney of the Borrower

(a) to sign for and on behalf and in the name of the Borrower as drawer, drafts in the Lender's standard form which are "depository bills" under and as defined in the Depository Bills and Notes Act (Canada) (the "**DBNA**") drawn on the Lender payable to a "clearing house" under the DBNA or its nominee for deposit by the Lender with the "clearing house" after acceptance thereof by the Lender, and

(b) to fill in the amount, date and maturity date of such drafts;

provided that such acts in each case are to be undertaken by the Lender in accordance with instructions given to the Lender by the Borrower as provided in this Section 8.6.

Instructions to the Lender relating to the execution, completion, discount and/or deposit by the Lender on behalf of the Borrower of drafts which the Borrower wishes to submit to the Lender for acceptance by the Lender shall be communicated by the Borrower in writing at the Branch of Account with the delivery by the Borrower of a Drawdown Notice pursuant to this Agreement and shall specify the following information:

(a) reference to the power of attorney contained in this Section of this Agreement;

(b) a Canadian Dollar amount, which shall be the aggregate face amount of the drafts to be accepted by the Lender in respect of a particular Advance;

(c) a specified period of time as provided in this Agreement which shall be the number of days after the date of acceptance of such drafts that such drafts are to be payable, and the dates of issue and maturity of such drafts; and

(d) payment instructions specifying the account number of the Borrower at the BA Branch of Account at which the BA Discount Proceeds are to be credited.

The communication in writing by the Borrower to the Lender of the instructions referred to above shall constitute the authorization and instruction of the Borrower to the Lender to complete and execute drafts in accordance with such information as set out above and the request of the Borrower to the Lender to accept such drafts and deposit the same with the "clearing house" against payment as set out in the instructions. The Borrower acknowledges that the Lender shall not be obligated to accept any such drafts except in accordance with the provisions of this Agreement. The Lender shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to the Lender as provided herein if the Lender reasonably believes them to be genuine.

The Borrower agrees to indemnify the Lender and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby including the deposit of any draft with the "clearing house"; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence or wilful misconduct of the Lender or any of its directors, officers, employees, affiliates or agents.

This power of attorney may be revoked by the Borrower at any time upon not less than five (5) Business Days' written notice served upon the Lender at the address set out in this Agreement, provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of the Lender; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any draft executed, completed, discounted and/or deposited in accordance herewith prior to the time at which such revocation becomes effective. This power of attorney may be terminated by the Lender at any time upon not less than five (5) Business Days' written notice to the Borrower. Any revocation or termination of this power of attorney shall not affect the rights of the Lender and the obligations of the Borrower with respect to the indemnities of the Borrower above stated.

This power of attorney is in addition to and not in substitution for any agreement to which the Lender and the Borrower are parties.

If this power of attorney is revoked or terminated, to facilitate the acceptance of Bankers' Acceptances hereunder, the Borrower shall from time to time as required by the Lender, provide the Lender with an appropriate number of executed drafts drawn in blank by the Borrower in the form prescribed by the Lender. The Borrower may, at its option, execute any draft by the facsimile signatures of any two (2) of its authorized signing officers, and the Borrower and the Lender are hereby authorized to accept or pay, as the case may be, any draft of the Borrower which purports to bear such facsimile signatures notwithstanding that any such individual has ceased to be an authorized signing officer of the Borrower. Any such draft or Bankers' Acceptance so executed and completed or executed and completed pursuant to the power of attorney shall be as valid as if he or she were an authorized signing officer of the Borrower at the date of issue of such Bankers' Acceptance. Any such draft or Bankers' Acceptance may be dealt with by the Lender to all intents and purposes and shall bind the Borrower as if duly signed in each signing officer's own handwriting and issued by the Borrower, and the Borrower shall hold the Lender harmless and indemnified against all loss, costs, damages and expenses arising out of the payment or negotiation of any such draft or Bankers' Acceptance resulting from such drafts not having been duly signed other than any loss, costs, damages or expenses arising out of the gross negligence or wilful misconduct of the Lender. The Lender shall not be liable for any failure to accept a Bankers' Acceptance as required hereunder if the cause of such failure, in whole or in part, is due to the revocation or termination of the power of attorney referred to in this Section 6.6 or the failure of the Borrower to provide executed drafts to the Lender on a timely basis.

The receipt by the Lender of a request for an Advance by way of Bankers' Acceptances shall be the Lender's sufficient authority to complete and sign, and the Lender shall, subject to the terms and conditions of this Agreement, complete and sign (as applicable) such drafts in accordance with such request, and the drafts so completed and signed (as applicable) shall thereupon be deemed to have been presented for acceptance.

6.7 Size and Maturity of Bankers' Acceptances and Rollovers

Each Advance of Bankers' Acceptances shall be in an aggregate amount of not less than $500,000 and in a whole multiple of $100,000, and each Bankers' Acceptance shall be in the amount of $100,000 or whole multiples thereof. Each Bankers' Acceptance shall have a term which is not less than one month nor more than six months after the date of acceptance of the draft by the Lender, but no Bankers' Acceptance may mature on a date which is not a Business Day or on a date which is later than the Stated Maturity Date, in the case of a BA Advance. The face amount at maturity of a Bankers' Acceptance may be Rolled Over as a Bankers' Acceptance or Converted into another form of Advance permitted by this Agreement in accordance with Section 6.3.

6.8 BA Advances

Provided that all other provisions of this Agreement relating to Advances have been met or satisfied on the applicable Drawdown Date, the Lender shall accept the drafts referred to in the applicable Drawdown Notice and shall discount the Bankers' Acceptances in the market or fund the Bankers' Acceptances at the applicable BA Discount Rate. The Borrower hereby authorizes the Lender to complete, sign, stamp, hold, sell, rediscount or otherwise dispose of all Bankers' Acceptances accepted by it in accordance with the instructions provided by the Borrower hereunder or pursuant to the power of attorney referred to in Section 6.6. The Lender shall then transfer to the Designated Account immediately available Cdn. Dollars in an aggregate amount equal to the BA Discount Proceeds of all Bankers' Acceptances accepted by it on such Drawdown Date (net of the applicable Bankers' Acceptance Stamping Fee in respect of such Bankers' Acceptances).

6.9 Payment of Bankers' Acceptances

The Borrower shall provide for the payment to the Lender at the Branch of Account for the account of the Lender of the full face amount of each Bankers' Acceptance issued at its request on the earlier of (i) its date of maturity and (ii) the date on which notice is given to the Borrower pursuant to Section 9.2.

6.10 Deemed Advance - Bankers' Acceptances

Except for amounts which are paid from the proceeds of Rollovers of a Bankers' Acceptance or other Advance or Conversion hereunder, any amount which the Lender pays to any third party on or after the date of maturity of a Bankers' Acceptance in satisfaction thereof or which is owing to the Lender by the Borrower in respect of such a Bankers' Acceptance on or after the date of maturity of a Bankers' Acceptance shall be deemed to be a Prime Rate Advance to the Borrower under this Agreement. Interest shall be payable on such Prime Rate Advances in accordance with the terms applicable to Prime Rate Advances.

6.11 Waiver

The Borrower shall not claim from the Lender or any other Person any days of grace for the payment at maturity of any Bankers' Acceptances presented and accepted by the Lender pursuant to this Agreement. The Borrower waives any defence to payment which might otherwise exist if for any reason a Bankers' Acceptance shall be held by the Lender in its own right at the maturity thereof, and the doctrine of merger shall not apply to any Bankers' Acceptance that is at any time held by the Lender in its own right.

6.12 Degree of Care

Any executed drafts to be used as Bankers' Acceptances which are delivered to the Lender shall be held in safekeeping with the same degree of care as if they were such Lender's own property, and shall be kept at the place at which such drafts are ordinarily held by the Lender.

6.13 Indemnity

The Borrower hereby indemnifies and holds the Lender harmless from any reasonable loss or expense with respect to any Bankers' Acceptance dealt with by the Lender in accordance with the provisions hereof, but shall not be obliged to indemnify the Lender for any loss or expense caused by the gross negligence or wilful misconduct of the Lender.

6.14 Obligations Absolute

The obligations of the Borrower with respect to Bankers' Acceptances under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

(a) any lack of validity or enforceability of any draft accepted by the Lender as a Bankers' Acceptance; or

(b) the existence of any claim, set-off, defence or other right which the Borrower may have at any time against the holder of a Bankers' Acceptance, the Lender or any other Person, whether in connection with this Agreement or otherwise.

6.15 Telephone Instructions

Subject to any other written agreement between the Borrower and the Lender, if the Borrower requests that the Lender complete incomplete drafts pursuant to telephone instructions, such instructions are at the risk of the Borrower until confirmed in writing and the Lender shall not have any liability for any failure to carry out the same, wholly or in part, or for any error or omissions in such instructions or the interpretation or execution thereof by the Lender; unless the Lender acted with gross negligence in the circumstances. The Lender will notify the Borrower of any conflict or inconsistency between any written confirmation of such telephone instructions received from the Borrower and the said telephone instruction as soon as practicable after the conflict or inconsistency becomes apparent to the Lender.

6.16 Letters of Credit and Letters of Guarantee

Upon timely fulfillment of all applicable conditions as set forth in this Agreement, but subject to the limitations in Section 6.18, the Lender agrees to issue on any Business Day for the account of the Borrower, Letters of Credit and Letters of Guarantee.

6.17 Letter of Credit and Letter of Guarantee Fees

The Borrower shall pay to the Lender fees calculated in accordance with Section 4.1 and payable in advance on the date of issuance of each Letter of Credit and Letter of Guarantee, as applicable. If the face amount of a Letter of Credit or Letter of Guarantee is reduced (either through presentment for payment or with the consent of the beneficiary thereof) or if the Letter of Credit or Letter of Guarantee is cancelled, the portion of such fee that has been paid for the remaining term of the Letter of Credit or Letter of Guarantee and for the amount of such reduction or cancellation shall be refunded or returned to the Borrower.

6.18 Letter of Credit and Letter of Guarantee Procedures and Limitations

The following provisions shall apply to Letter of Credit Advances and Letter of Guarantee Advances:

(a) the Canadian Dollar equivalent of the aggregate amount of all Letters of Credit and Letters of Guarantee that may be issued and outstanding at any time shall not exceed $1,000,000;

(b) the term of each Letter of Credit or Letter of Guarantee shall not exceed one (1) year;

(c) the Lender shall not have any obligation to issue a Letter of Credit or Letter of Guarantee until:

(i) it has been paid the applicable fee(s) set forth herein,

(ii) such ancillary documents, including applications and indemnities, as it normally requires for similar transactions have been executed and delivered to it, and

(iii) in the case of the Conversion of an existing Advance to a Letter of Credit Advance or a Letter of Guarantee Advance, the full amount of the Advance being Converted together with all interest, fees and other amounts applicable thereto have been paid to the Lender; and

(d) Letters of Credit and Letters of Guarantee shall only be issued to guarantee or secure the payment or performance of the obligations of the Borrower or the Guarantor Subsidiaries; and

all payments made by the Lender to any Person pursuant to a Letter of Credit or Letter of Guarantee shall, unless the Borrower reimburses the Lender for such payment on or before the date it is made, be deemed as and from the date of such payment to be a Prime Rate Advance, in the case of Canadian Dollar Letters of Credit or Letters of Guarantee or a U.S. Base Rate Advance in the case of U.S. Dollar Letters of Credit, with the proceeds of such Prime Rate Advance or U.S. Base Rate Advance being applied against the Borrower's Obligations to reimburse the Lender for payment made under the applicable Letter of Credit or Letter of Guarantee.

ARTICLE VII
REPRESENTATIONS AND WARRANTIES

7.1 *Representations and Warranties*

The Borrower represents and warrants to the Lender on its own behalf and for and on behalf of each Guarantor Subsidiary that:

(a) the Borrower and each Guarantor Subsidiary is duly organized and validly existing under the laws of its jurisdiction of incorporation, each is duly registered to carry on business in each jurisdiction in which it owns Property or carries on a business, and the Borrower and each Guarantor Subsidiary has the corporate power and authority to enter into and perform its obligations under each Credit Document to which it is a party;

(b) the Borrower and each Guarantor Subsidiary has the power and authority to own or lease its Property, to carry on and conduct its business as presently conducted and to borrow money hereunder or guarantee the obligations of the Borrower hereunder (as applicable) and to perform its obligations under each Credit Document to which it is a party;

(c) the Borrower and each Guarantor Subsidiary has obtained and maintained all Permits necessary or desirable to the ownership of its Property and to the conduct of its business in each jurisdiction where it carries on business or owns Property, except to the extent the failure to do so could reasonably be expected to have a Material Adverse Effect;

(d) the Borrower and each Guarantor Subsidiary is duly authorized to execute and deliver the Credit Documents to which it is a party and to perform its obligations thereunder; and all corporate and other steps and proceedings necessary for the due execution and delivery by it

of the Credit Documents to which it is a party and the performance of its obligations thereunder have been taken;

(e) the Credit Documents to which the Borrower and each Guarantor Subsidiary is a party have been duly executed and delivered by it, and constitute legal, valid and binding obligations, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of the rights of creditors generally and rules of equity of general application;

(f) the execution and delivery by the Borrower and each Guarantor Subsidiary of the Credit Documents to which it is a party and the performance by it of its obligations thereunder, do not and will not:

(i) contravene, violate or result in a breach of its Constating Documents or any shareholders' agreement (or other similar agreement) relating to it;

(ii) contravene, violate or result in a breach of any Applicable Law;

(iii) contravene, violate or result in a breach of any Material Contract;

(iv) contravene, violate or result in a breach of any resolution of its directors, officers or partners or any committee thereof;

(v) constitute, with or without notice or lapse of time or both, an event or circumstance entitling any person to accelerate or demand the payment of any Funded Debt;

(vi) result in the creation or imposition of any Encumbrance that is not otherwise permitted hereunder on any of its Property; or

(vii) result in any requirement on it to grant any Encumbrance that is not otherwise permitted hereunder or result in any person becoming entitled to request or require any Encumbrance;

(g) no consent, authorization, approval or other action by, and no publication, notice to or filing or registration with, any Governmental/Judicial Body is required for the due execution and delivery by the Borrower or any Guarantor Subsidiary of the Credit Documents to which it is a party and the performance by it of its Obligations thereunder or to ensure the validity or enforceability thereof;

(h) there are no actions, suits, claims or proceedings (including counterclaims or third party proceedings) existing or, to the best of the Borrower's knowledge, threatened against the Borrower or any Guarantor Subsidiary or affecting any of their Property before any Governmental/Judicial Body which could reasonably be expected to have a Material Adverse Effect;

(i) in respect of each Material Contract to which the Borrower or any Guarantor Subsidiary is a party, and each Governmental/Judicial Body or material Permit of which the Borrower or any Guarantor Subsidiary is a holder:

(i) none of the Borrower or any Guarantor Subsidiary has defaulted in any material respect in the performance or observance of any of the terms or conditions contained or referenced therein; and

(ii) to the knowledge of the Borrower, no other party thereto is in default thereunder in any material respect, nor has any such party taken any action to terminate the same;

(j) the Borrower and each Guarantor Subsidiary is in compliance in all material respects with all Applicable Laws and all Material Contracts to which it is a party or by which it is bound;

(k) no Event of Default and no Pending Event of Default has occurred and is continuing hereunder or under any of the other Credit Documents;

(l) the Borrower and each Guarantor Subsidiary has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering its Property, including, business interruption, replacement cost and environmental damage insurance, as are customarily maintained by Persons engaged in the same or similar business in the locations where its material Properties are located;

(m) set out in Schedule "D" attached hereto (as the same may be updated and delivered by the Borrower to the Lender from time to time) is:

(i) a complete list of all of the Subsidiaries of the Borrower;

(ii) the legal name and authorized and issued Shares of each Subsidiary of the Borrower. All such issued Shares have been validly issued and are outstanding as fully paid (the consideration is set forth in Schedule "D") and non-assessable Shares; and

(iii) the location of the principal place of business of the Borrower and each Guarantor Subsidiary or, if it has more than one principal place of business, its chief executive office;

(n) all of the financial statements and financial information which has been furnished to the Lender in connection with this Agreement are complete in all material respects and, to the knowledge of the Borrower, after reasonable inquiry, fairly present its financial position as of the dates referred to therein and have been prepared in accordance with GAAP;

(o) it is not in default under any of the Permitted Encumbrances relating to it;

(p) the business and assets of the Borrower and each Guarantor Subsidiary are being operated in substantial compliance with Applicable Laws intended to protect the environment (including, without limitation, laws respecting the disposal or emission of Hazardous Materials), there are no material breaches thereof and to the best of the knowledge of the Borrower after reasonable inquiry, no enforcement actions in respect thereof are threatened or pending, which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect; and

(q) the Borrower and each Guarantor Subsidiary has duly filed on a timely basis all tax returns required to be filed by it, and it has paid all taxes and remittances which are due and payable by it, and has paid all assessments and reassessments, and all other taxes, governmental

charges, governmental royalties, penalties, interest and fines claimed against it (except where it is contesting the payment of same in good faith, and it has established to the satisfaction of the Lender a sufficient reserve or, if requested by the Lender (after the Lender, acting reasonably, determines that an adverse determination of such claim against the Borrower or any Guarantor Subsidiary could reasonably be expected) deposited with a court of competent jurisdiction or assessing authority (or to such other person as is acceptable to the Lender) sufficient funds or a surety bond, for the total amount claimed, where the application of such reserve, funds or bond would result in the discharge of such claim and the contestation thereof postpones the rights of the applicable Governmental/Judicial Body to enforce its collection remedies in respect thereof); all employee source deductions (including income taxes, Employment Insurance and Canada Pension Plan), sales taxes (both federal and provincial), payroll taxes and workers compensation payments are currently paid and up to date; the Borrower and each Guarantor Subsidiary has made adequate provision for, and all required instalment payments have been made in respect of, taxes and remittances payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or the payment of any taxes or remittances described above; there are no actions or proceedings being taken by Canada Customs and Revenue Agency or any other Governmental/Judicial Body to enforce the payment of any taxes or remittances described above and it has no knowledge of any such actions or proceedings being contemplated by such authorities.

7.2 Survival of Representations and Warranties

Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Credit Documents, and shall be deemed to be repeated as of the date of each Advance (including any deemed Advance), other than a Rollover of or a Conversion to a BA Advance of one (1) month or less, in which case only the representation contained in Section 7.1(k) will be deemed to be repeated, and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrower to the Lender in writing and accepted by the Lender. The Lender shall be deemed to have relied upon such representations and warranties at each such time as a condition of making an Advance hereunder or continuing to extend the Credit hereunder.

ARTICLE VIII
COVENANTS

8.1 Positive Covenants

During the term of this Agreement, the Borrower covenants and agrees for and on behalf of itself and each Guarantor Subsidiary that the Borrower and each Guarantor Subsidiary shall:

(a) duly and punctually pay the Obligations due and payable by it at the times and places and in the manner required by the terms thereof;

(b) promptly provide the Lender with all information reasonably requested by the Lender from time to time concerning its financial condition, business and Property and at all reasonable times and from time to time upon reasonable notice, permit representatives of the Lender to inspect any of its Property, and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its

senior officers and its auditors, the reasonable expense of all of which shall be paid by the Borrower, provided that the exercise of the inspection rights of the Lender under this paragraph is not more frequent than once per calendar year while no Event of Default or Pending Event of Default occurs and is continuing;

(c) maintain insurance on all its Property with financially sound and reputable insurance companies or associations including all-risk property insurance, comprehensive general liability insurance and business interruption insurance, in amounts and against risks that are determined to be appropriate by the Borrower acting prudently, furnish to the Lender, on written request, but in any event annually, satisfactory evidence of the insurance carried, that the Lender is named as loss payee thereon and notify the Lender of any claims it made under the foregoing insurance policies in excess of $500,000;

(d) maintain and preserve its existence, organization and status in each jurisdiction of organization and in each other jurisdiction in which it carries on a business or owns assets and make all corporate, partnership and other filings and registrations necessary or advisable in connection therewith;

(e) continue to carry on the business currently being carried on and maintain all of its Property in good repair and working condition and carry on and continuously conduct its business currently being conducted in an efficient, diligent and businesslike manner and in accordance with good industry practices;

(f) comply with Applicable Laws and obtain and maintain all Permits necessary to the ownership of its Property and to the conduct of its business in each jurisdiction where it carries on business or owns Property, including but not limited to those issued or granted by Governmental/Judicial Bodies;

(g) duly file on a timely basis all tax returns required to be filed by it, and duly and punctually pay all business, goods and services, income, capital and/or profits taxes and other governmental charges levied or assessed against it or its Property;

(h) the Borrower shall use the proceeds of any Advance hereunder, only for the purposes set out in Section 2.3;

(i) the Borrower shall cause each Subsidiary to become a Guarantor Subsidiary by executing and delivering to the Lender a guarantee of the Obligations of the Borrower together with such mortgages, charges, security interests, certificates and legal opinions as and when such may reasonably be required by the Lender;

(j) ensure that the Security granted by it to the Lender remains legal, valid, binding and enforceable, in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of the rights of creditors generally and rules of equity of general application);

(k) cooperate with the Lender to permit the Lender to forthwith register, file and record the Security (or notices, financing statements or other registrations in respect thereof) in all proper offices where such registration, filing or recording may be necessary or advantageous to perfect or protect the Encumbrances constituted by the Security and maintain all such registrations in full force and effect;

(l) provide to the Lender all such further and additional Encumbrances that the Lender may reasonably require to effectively mortgage, charge and subject to a security interest all of the present and future Property of the Borrower and each Guarantor Subsidiary;

(m) promptly notify the Lender of any Event of Default or Pending Event of Default of which it becomes aware;

(n) promptly notify the Lender of any material change in or the occurrence of a default under any Material Contract entered into by it or any Material Contract entered into by it with respect to Funded Debt;

(o) promptly notify the Lender on becoming aware of the occurrence of any litigation, arbitration or other proceeding against or affecting the Borrower or any Guarantor Subsidiary which could reasonably be expected to have a Material Adverse Effect and from time to time provide the Lender with all reasonable information requested by the Lender concerning the status thereof;

(p) promptly notify the Lender upon (i) learning of the existence of Hazardous Materials located on, above or below the surface of any land which it controls or contained in the soil or water constituting such land (except those Hazardous Materials being stored, used or otherwise handled in substantial compliance with applicable Requirements of Law), and (ii) the occurrence of any material reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such land;

(q) provide to the Lender at its request, acting reasonably, from time to time and at the expense of the Borrower, an environmental audit or inspection report of the real property interests of the Borrower and the Guarantor Subsidiaries, from auditors or inspectors acceptable to the Lender, acting reasonably; and

(r) provide the Lender with such other documents, opinions, consents, acknowledgments and agreements as are reasonably necessary to implement this Agreement and the Security from time to time.

8.2 Reporting Requirements

During the term of this Agreement, the Borrower shall:

(a) as soon as practicable and in any event within sixty (60) days of the end of each Fiscal Quarter (other than the fourth Fiscal Quarter of each Fiscal Year), cause to be prepared and delivered to the Lender, the interim unaudited consolidated Financial Statements of TES as at the end of such Fiscal Quarter;

(b) as soon as practicable and in any event within sixty (60) days of the end of each Fiscal Quarter (other than fourth quarter), cause to be prepared and delivered to the Lender, the interim unaudited consolidated Financial Statements of the Borrower as at the end of such Fiscal Quarter;

(c) as soon as practicable and in any event within one hundred and twenty (120) days after the end of each Fiscal Year, cause to be prepared and delivered to the Lender the annual

consolidated Financial Statements of TES which shall be audited by an internationally recognized accounting firm and shall be prepared in accordance with GAAP;

(d) as soon as practicable and in any event within ninety (90) days after the end of each Fiscal Year, cause to be prepared and delivered to the Lender the annual unaudited consolidated Financial Statements of the Borrower;

(e) concurrently with the delivery of its Financial Statements referred to in paragraphs (a), (b), (c) and (d) of this Section 8.2, provide the Lender with a Compliance Certificate, signed by the President, Chief Executive Officer, the Chief Financial Officer or Controller of the Borrower, together with (i) details of the calculations of all ratios referred to in Sections 9.1(n), (o), (p), (q) and (r); (ii) a list of all outstanding Currency Hedge Agreements and Interest Rate Hedge Agreements; and (iii) a list of all (A) capital expenditures, asset acquisitions and Investments, and (B) asset dispositions, for the current Fiscal Year and which individually or in the aggregate exceed the amount of the capital expenditures, asset acquisitions and Investments, or asset dispositions, respectively, approved by the Lender for such Fiscal Year by $500,000;

(f) within 120 days prior to the end of each Fiscal Year, provide the Lender with an annual business plan for the next succeeding year, including financial projections, capital expenditure budget (specifically segregating capital expenditures attributed to maintenance and growth and indicating source of funding) and assumptions. For greater certainty, the capital expenditure budget shall include all expenditures and acquisitions, will require annual approval of the Lender, and subject to paragraph (e) of this Section 8.2, to the extent any acquisitions or Investments are contemplated that were not included in that year's annual budget, each such acquisition or Investment will require separate approval from the Lender and information on the source of funds;

(g) within forty-five (45) days after the end of each calendar month, provide the Lender with a Receivables Certificate and attached listing of all aged Eligible Receivables for such calendar month, which aged list of Eligible Receivables will segregate those Receivables that are owed to the Borrower and each Guarantor Subsidiary by any Affiliate;

(h) promptly provide the Lender with such other information as it may reasonably request respecting the Borrower or a Guarantor Subsidiary; and

(i) promptly provide the Lender with notice of any event or circumstance (financial or otherwise) or any change to any event or circumstance that has or could reasonably be expected to have a Material Adverse Effect.

8.3 Negative Covenants

During the term of this Agreement, the Borrower covenants and agrees for and on behalf of itself and each Guarantor Subsidiary that without the prior written consent of the Lender, the Borrower and each Guarantor Subsidiary shall not:

(a) cease to carry on its business currently being carried on by it or operate its business in a manner that could reasonably be expected to have a Material Adverse Effect;

(b) and shall not permit TES to, consolidate, amalgamate or merge with any other Person, enter into any corporate reorganization or other transaction intended to effect a consolidation,

amalgamation or merger or liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution, unless the Lender provides its written confirmation that it is, acting reasonably, satisfied that there will not be an adverse impact on the priority or perfection of the Lender's Security; provided however a Guarantor Subsidiary may be merged, amalgamated or wound-up into the Borrower or an other Guarantor Subsidiary;

(c) do or permit anything to adversely affect the ranking or validity of the Security except by incurring a Permitted Encumbrance;

(d) change its name, without providing the Lender with prior written notice thereof and promptly taking other steps, if any, as the Lender may, in its discretion reasonably request to permit the Lender to maintain the perfection of the Security with respect to the change in name;

(e) permit its chief executive office to be located in any province except the province of Alberta, without providing the Lender with prior written notice thereof and promptly taking other steps, if any, as the Lender may, in its discretion, reasonably request to permit the Lender to perfect the Security with respect to the change in location;

(f) create, incur, assume or permit any Funded Debt to remain outstanding, other than:

(i) the Obligations under this Agreement; and

(ii) Funded Debt secured by Permitted Encumbrances; and

(iii) indebtedness of the Borrower or a Guarantor Subsidiary to the Trust that is subordinated in favour of the Lender on terms and conditions satisfactory to the Lender, acting reasonably;

(g) provide any Guarantee to any Person, except in respect of Funded Debt permitted pursuant to Section 8.3(f);

(h) pay any dividends unless no Pending Event of Default or Event of Default shall have occurred and, without limiting the foregoing, all financial ratios set forth in Sections 9.1(n), (o), (p), (q) and (r) have been met;

(i) make Distributions, or permit TES to make Distributions, directly or indirectly to the Unitholders or any other Person: (i) if a Pending Event of Default or an Event of Default shall have occurred or shall occur as a result of making any such Distributions; or (ii) if such Distributions would exceed the amount of the distributions permitted by the Indenture or the TES Trust Indenture;

(j) incorporate any Subsidiary or make any other Investment other than a Permitted Acquisition, unless the Lender has provided its prior written consent, not be unreasonably withheld;

(k) create, incur, assume or permit to exist any Encumbrance upon any of the Property of the Borrower or any Guarantor Subsidiary, except Permitted Encumbrances;

(l) sell, lease, transfer, assign or otherwise dispose of Property which in any consecutive twelve (12) month period in the aggregate has a fair market value in excess of $1,000,000, unless the Lender has provided its prior written consent, not to be unreasonably withheld;

(m) acquire capital assets or make any Investments that are not Permitted Acquisitions, without the Lender's prior written consent, such consent not to be unreasonably withheld; for greater certainty any such request for consent shall be accompanied by a full financial and covenant analysis on a proforma consolidated basis, including projections and evidence of compliance with the provisions of this Agreement;

(n) enter into or otherwise become a party to or obligated under any Currency Hedge Agreement, Interest Rate Hedge Agreement or other similar agreement ordinarily used for the purpose of hedging currency risk or interest rate risk, unless such Currency Hedge Agreement, Interest Rate Hedge Agreement or other agreement is entered into by the Borrower or a Guarantor Subsidiary in the ordinary course of business and for the purpose of managing currency risk, exchange rate risk, commodity price risk or interest rate risk of the Borrower or such Guarantor Subsidiary;

(o) permit any of its tangible personal property or assets to be located in any jurisdiction in which the Lender has not registered or perfected the Encumbrances constituted by the Security. As of the date hereof, the Security has only been registered in the provinces of Alberta, British Columbia and Saskatchewan and the Northwest Territories.

ARTICLE IX
DEFAULT

9.1 Events of Default

Each of the following events shall constitute an "**Event of Default**" under this Agreement:

(a) the Borrower fails to pay any amount of principal when the same becomes due and payable hereunder, whether at maturity or otherwise, or the Borrower fails to pay any amount of interest, fees or other Obligations within three (3) Business Days after the same becomes due and payable hereunder; or

(b) the Borrower, any Guarantor Subsidiary or TES does not observe or perform any covenant or obligation contained herein or in any other Credit Document to which it is a party in any material respect (not otherwise specifically dealt with in this Section 9.1) and such breach or omission shall continue unremedied for more than fifteen (15) days after the earlier of a Responsible Officer of the Borrower first having knowledge of such breach or omission, or the Borrower receiving written notice from the Lender of such breach or omission; or

(c) the Borrower, any Guarantor Subsidiary or TES makes any representation or warranty under any of the Credit Documents to which it is a party which is incorrect or incomplete in any material respect when made or deemed to be made and (i) the incorrect or incomplete representation or warranty is not capable of being remedied by the Borrower, or (ii) if the matter is capable of being remedied by the Borrower, the same shall be continued unremedied for more than fifteen (15) Business Days after the earlier of a Responsible Officer of the Borrower first having actual knowledge of the incorrect or misleading representation or warranty, or the Borrower receiving written notice from the Lender of such incorrect or misleading representation or warranty; or

(d) any event of circumstance (including non-payment) shall occur under any agreement or instrument relating to Debt of the Borrower, any Guarantor Subsidiary or TES (other than

Debt owing to the Borrower, a Guarantor Subsidiary or TES) or under any Material Contract entered into by the Borrower, a Guarantor Subsidiary or TES), which would permit a Person to declare (whether immediately or with lapse of time or both) an amount in excess of $500,000 (or the Canadian Dollar equivalent) to become due or payable, and such circumstance shall continue unremedied for more than ten (10) Business Days (provided that such grace period shall cease to apply if any applicable grace period has expired or if the default is not being contested in good faith by the Borrower in appropriate proceedings); or

(e) the Borrower, any Guarantor Subsidiary or TES shall:

(i) become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or suspends or threatens to suspend the conduct of its business, or admits in writing its inability to pay its debts generally, or declares any general moratorium on payment of its indebtedness or interest thereon, or proposes a compromise or arrangement between it and any of its creditors;

(ii) make an assignment of its Property for the general benefit of its creditors whether or not under the *Bankruptcy and Insolvency Act* (Canada), or make a proposal (or file a notice of its intention to do so) whether or not under such Act;

(iii) institute any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and any applicable Business Corporations Act or Company Act);

(iv) apply for the appointment of, or the taking of possession by, a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property; or

(v) take any overt action to approve, consent to or authorize any of the actions described in this paragraph (e) or in paragraph (f) below;

(f) if any petition shall be filed, application made or other proceeding instituted by a third party against or in respect of the Borrower, any Guarantor Subsidiary or TES:

(i) seeking to adjudicate it an insolvent, or a declaration that an act of bankruptcy has occurred;

(ii) seeking a receiving order against it including under the *Bankruptcy and Insolvency Act* (Canada);

(iii) seeking liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, administration, plans of arrangement, relief or protection

of debtors (including the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and any applicable Business Corporations Act or Company Act); or

(iv) seeking the entry of an order for relief or the appointment of a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its Property,

and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of fifteen (15) days after the institution thereof, provided that if an order, decree or judgment which is not stayed has been granted (whether or not entered or subject to appeal) thereunder in the interim, such grace period shall cease to apply; or

(g) if Property of the Borrower, any Guarantor Subsidiary or TES having a fair market value in excess of $500,000 (or the Canadian Dollar equivalent) shall be seized (including by way of execution, attachment, garnishment or distraint) or any Encumbrance thereon shall be enforced, or such Property shall become subject to any receivership, or any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of $500,000 (or the Canadian Dollar equivalent) shall exist in respect of the Borrower, any Guarantor Subsidiary or TES or such Property, or any receiver, sheriff, civil enforcement agent or other person shall become lawfully entitled to seize or distrain upon any such Property under the *Civil Enforcement Act* (Alberta), the *Workers' Compensation Act* (Alberta), the *Personal Property Security Act* (Alberta) or any other Applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, receivership, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than thirty (30) days; or

(h) if one or more judgments for the payment of money in the aggregate in excess of $500,000 (or the Canadian Dollar equivalent) from time to time, and not substantially covered by insurance, shall be rendered by a court of competent jurisdiction against the Borrower, any Guarantor Subsidiary or TES and such party shall not have (i) provided for its discharge in accordance with its terms within fifteen (15) days from the date of entry thereof, or (ii) procured a stay of execution thereof within fifteen (15) days from the date of entry thereof and within such period, or such longer period during which execution of such judgment shall have been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal; or

(i) if any material provision of any Credit Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by the Borrower, any Guarantor Subsidiary or TES, or the Borrower, any Guarantor Subsidiary or TES shall deny that it has any or any further liability or obligation thereunder; or

(j) the Borrower, any Guarantor Subsidiary or TES is in material breach of any Applicable Laws, except to the extent that any failure to comply would not reasonably be expected to have a Material Adverse Effect; or

(k) there is, in the opinion of the Lender, acting reasonably, an event or circumstance with respect to the Borrower, a Guarantor Subsidiary or TES which would reasonably be expected to have a Material Adverse Effect; or

(l) if there occurs a Change of Control in respect of the Borrower, any Guarantor Subsidiary or TES and the Lender has not consented to such Change of Control. In this Section 9.1(l), "**Change of Control**" means the occurrence of any of the following events:

(i) a Person or group of Persons, acting jointly or in concert, acquires, directly or indirectly (other than by way of security for a *bona fide* debt), Shares of the Borrower to which are attached more than 50% of the votes that may be cast to elect the directors of the Borrower;

(ii) a Person or group of Persons, acting jointly or in concert, acquires, directly or indirectly (other than by way of security for a *bona fide* debt), a sufficient number of TES Units or Shares of the Borrower that the votes attached to those TES Units or Shares are sufficient, if exercised, to elect a trustee or manager of TES or to elect a majority of the directors of the Borrower; or

(iii) the Borrower or TES amalgamates or otherwise merges its business and properties with or into any other Person if that amalgamation or merger is not otherwise permitted by the other provisions of this Agreement; or

(m) the Borrower, any Guarantor Subsidiary or TES defaults in the performance of any of its obligations in an amount in excess of $100,000 under an Interest Rate Hedge Agreement or a Currency Hedge Agreement; or

(n)

(o)

(p)

(q)

(r)

9.2 Acceleration and Termination of Rights

If any Pending Event of Default or Event of Default occurs, which is continuing, the Lender shall not be under any further obligation to make Advances or to accept drafts or bills of exchange as Bankers' Acceptances and upon the occurrence and during the continuance of an Event of Default, the Lender may give notice to the Borrower declaring all or any of the Obligations under the Credit to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

9.3 Payment of Bankers' Acceptances, Letters of Credit and Letters of Guarantee

Immediately upon the making of a declaration referred to in Section 9.2, the Borrower shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to deposit forthwith with the Lender Collateral equal to the full principal amount at maturity of all Bankers' Acceptances, Letters of Credit and Letters of Guarantee then outstanding and issued by the Lender and the Borrower hereby unconditionally promises and agrees to deposit with the Lender immediately upon such declaration Collateral in the amount so demanded. The Borrower authorizes the Lender to debit its account with the amount required to pay such Bankers' Acceptances, notwithstanding that such Bankers' Acceptances may be held by the Lender in its own right at maturity. Any amounts deposited hereunder shall bear interest for the Borrower's account at the rates of the Lender as may be applicable in respect of other deposits of similar amounts for similar terms. Amounts paid to the Lender pursuant to such a declaration in respect of Bankers' Acceptances, Letters of Credit and Letters of Guarantee shall be applied against the obligation of the Borrower to pay amounts then or thereafter payable under Bankers' Acceptances, Letters of Credit and Letters of Guarantee at the times amounts become payable under or in respect thereof, as the case may be.

9.4 Remedies

Upon the making of a declaration contemplated by Section 9.2, the Security shall become immediately enforceable and the Lender may take such action or proceedings as the Lender in its sole discretion deems expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Borrower.

9.5 Saving

The Lender shall not be under any obligation to the Borrower or any other person to realize any Collateral or enforce the Security or any part thereof or to allow any of the Property of the Borrower or a Guarantor Subsidiary to be sold, dealt with or otherwise disposed of. The Lender shall not be responsible or liable to the Borrower or any other person for any loss or damage upon the realization or enforcement of the

Security, the failure to realize or enforce the Security or any part thereof or the failure to allow any of the Property of the Borrower or a Guarantor Subsidiary to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Lender will be responsible or liable for any loss or damage arising from the wilful misconduct or gross negligence of the Lender.

9.6 Perform Obligations

If a Pending Event of Default or an Event of Default has occurred and is continuing and if the Borrower has failed to perform any of its covenants or agreements in the Credit Documents, the Lender, may, but shall be under no obligation to perform any such covenants or agreements in any manner deemed fit by the Lender without thereby waiving any rights to enforce the Credit Documents. The reasonable expenses (including any legal costs) paid by the Lender in respect of the foregoing shall be added to and become part of the Obligations and shall be secured by the Security.

9.7 Third Parties

No Person dealing with the Lender or any agent of the Lender shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Lender is purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

9.8 Remedies Cumulative

The rights and remedies of the Lender under the Credit Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by Applicable Law. Any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for the same default or breach. Any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lender shall be deemed not to be a waiver of any subsequent default.

9.9 Set-Off or Compensation

In addition to and not in limitation of any rights now or hereafter granted under Applicable Law, the Lender may at any time and from time to time without notice to the Borrower or any other person, any notice being expressly waived by the Borrower, set-off, combine accounts and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, in any currency, and any other indebtedness at any time owing by the Lender to or for the credit of or the account of the Borrower, against and on account of the Obligations notwithstanding that any of them are contingent or unmatured. When applying a deposit or other amount owing to the Lender in a currency that is different than the currency of the Obligations, the Lender will convert the deposit or other amount using the Exchange Rate in effect at the time of such conversion.

ARTICLE X
SUCCESSORS AND ASSIGNS

10.1 Successors and Assigns

The Credit Documents shall be binding upon and enure to the benefit of the Lender, the Borrower, the Guarantor Subsidiaries, TES and their respective successors and assigns, except that none of the Borrower, any Guarantor Subsidiary or TES shall assign any rights or obligations with respect to this Agreement or any of the other Credit Documents without the prior written consent of the Lender in its sole discretion. The collective rights and obligations of the Lender under this Agreement are assignable in whole or in part and the Lender shall be entitled to assign in whole or in part its rights and obligations hereunder.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.1 Headings and Table of Contents

The headings of the Articles and Sections and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

11.2 Accounting Terms

Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP.

11.3 Capitalized Terms

All capitalized terms used in any of the Credit Documents (other than this Agreement) which are defined in this Agreement shall have the meaning defined herein unless otherwise defined in the other document.

11.4 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall be deemed severable from such prohibited or unenforceable provision and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Should this Agreement fail to provide for any relevant matter, the validity, legality or enforceability of this Agreement shall not hereby be affected.

11.5 Number and Gender

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, words importing any gender include all genders and references to agreements and other contractual instruments shall be deemed to include all present or future amendments, supplements, restatements or replacements thereof or thereto.

11.6 Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of the Credit Documents, nor any consent to any departure by the Borrower, a Guarantor Subsidiary or TES therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Lender, the Borrower and if applicable, the appropriate Guarantor Subsidiary or TES, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No waiver or act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or breach by the Borrower or a Guarantor Subsidiary of any provision of the Credit Documents or the rights resulting therefrom.

11.7 Governing Law

Each of the Credit Documents shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable in Alberta. Each party to this Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of Alberta and all courts competent to hear appeals therefrom.

11.8 This Agreement to Govern

In the event of any conflict between the terms of this Agreement and the terms of any other Credit Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict. Provided however, a conflict or inconsistency shall not be deemed to occur if one Credit Document provides for a matter and another Credit Document does not.

11.9 Permitted Encumbrances

The designation of an Encumbrance as a Permitted Encumbrance is not, and shall not by itself be deemed to be, an acknowledgment by the Lender that the Encumbrance shall have priority over the Security.

11.10 Currency

All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars.

Except as otherwise expressly provided in this Agreement, wherever this Agreement contemplates or requires the calculation of the equivalent in Canadian Dollars or U.S. Dollars of an amount expressed in the other of those currencies, the calculation shall be made on the basis of the Exchange Rate at the effective date of the calculation.

11.11 Expenses and Indemnity

All statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Lender by the Borrower, a Guarantor Subsidiary or TES under this Agreement shall be supplied without cost to the Lender. The Borrower shall pay on demand all reasonable out of pocket costs and expenses of the Lender (including, without limitation, long distance telephone and courier charges and the reasonable fees and expenses of counsel for the Lender), incurred in connection with (i) the preparation, execution, delivery, administration, periodic review, modification or amendment of the Credit Documents; (ii)

any enforcement of the Credit Documents; (iii) obtaining advice as to their rights and responsibilities in connection with the Credit Documents; (iv) reviewing, inspecting and appraising the Property of the Borrower or any Guarantor Subsidiary that is the subject of the Security at reasonable intervals; and (v) other matters relating to the Credit. Such costs and expenses shall be payable whether or not an Advance is made.

The Borrower shall indemnify the Lender against any liability, obligation, loss or expense which it may sustain or incur as a consequence of (i) any representation or warranty made by the Borrower, a Guarantor Subsidiary or TES which was incorrect at the time it was made or deemed to have been made, (ii) a default by the Borrower, a Guarantor Subsidiary or TES in the payment of any sum due from it (irrespective of whether an Advance is deemed to be made to the Borrower to pay the amount that the Borrower has failed to pay), including, but not limited to, all sums (whether in respect of principal, interest or any other amount) paid or payable to lenders of funds borrowed by the Lender in order to fund the amount of any such unpaid amount to the extent the Lender is not reimbursed pursuant to any other provisions of this Agreement, (iii) the failure of the Borrower to complete any Advance or make any payment when due or after notice therefor has been given under this Agreement, and (iv) any other default by the Borrower, a Guarantor Subsidiary or TES under any Credit Document. A certificate of the Lender as to the amount of any such loss or expense shall be prima facie evidence as to the amount thereof, in the absence of manifest error.

In addition, the Borrower shall indemnify the Lender and its directors, officers, employees and representatives (the "Indemnified Parties") from and against any and all actions, proceedings, claims, losses, damages, liabilities, expenses and obligations of any kind that may be incurred by or asserted against any of them as a result of or in connection with the making of any Advance hereunder and the Lender taking, holding and enforcing the Security, other than arising from the gross negligence or wilful misconduct of the Lender or any other Indemnified Party. Whenever any such claim shall arise, the Indemnified Party shall promptly notify the Borrower of the claim and, when known, the facts constituting the basis for such claim, and if known, the amount or an estimate of the amount of the claim. The failure of an Indemnified Party to give notice of a claim promptly shall not adversely affect the Indemnified Party's rights to indemnity hereunder.

The Agreements in this Section 11.11 shall survive the termination of this Agreement and repayment of the Obligations.

11.12 Manner of Payment and Taxes

All payments to be made by the Borrower and the Guarantor Subsidiaries pursuant to the Credit Documents are to be made without set-off, compensation or counterclaim, free and clear of and without deduction for or on account of any Tax, including but not limited to withholding taxes, except for Taxes on the overall net income of the Lender (such taxes applicable to the overall net income of the Lender are herein referred to as "Excluded Taxes"). If any Tax, other than Excluded Taxes, is deducted or withheld from any payments under the Credit Documents the Borrower and the Guarantor Subsidiaries shall promptly remit to the Lender in the currency in which such payment was made, the equivalent of the amount of Tax so deducted or withheld together with the relevant receipt addressed to the Lender. If the Borrower or a Guarantor Subsidiary is prevented by operation of law or otherwise from paying, causing to be paid or remitting such Tax, the interest or other amount payable under the Credit Documents will be increased to such rates as are necessary to yield and remit to the Lender the principal sum advanced or made available together with interest at the rates specified in the Credit Documents after provision for payment of such Tax. If following the making of any payment by the Borrower or a Guarantor Subsidiary under this Section 11.12, the Lender is granted a credit against or refund in respect of any Tax payable by it in respect of such Taxes to which such payment by the Borrower or such Guarantor Subsidiary relates that the Lender would not have received had the Borrower or such Guarantor Subsidiary not made the payment, the Lender shall (subject to the Borrower having paid the relevant amount) to the extent that it is satisfied that it can do so without prejudice to the retention of the

amount of such credit or refund, reimburse the Borrower or such Guarantor Subsidiary such amount as the Lender shall certify to be the proportion of such credit or refund as will leave the Lender, after such reimbursement in no worse or better position than it would have been in if the relevant Taxes had not been imposed, or the relevant Taxes had not been deducted or withheld in respect of the payment by the Borrower or such Guarantor Subsidiary as aforesaid. The Lender shall, at the Borrower's request and cost, file such documentation and do such commercially reasonably things as may be necessary to obtain such credit or refund, but the Lender shall not be obligated to disclose any information to the Borrower or any other Person concerning its income or taxes that is not otherwise publicly available.

If the Borrower or a Guarantor Subsidiary makes any payment under this Section 11.12 for the account of the Lender, the Lender shall take reasonable steps to minimize the net amount payable by the Borrower or such Guarantor Subsidiary under this Section 11.12, but the Lender shall not be obliged to disclose any information to the Borrower or such Guarantor Subsidiary concerning its income or taxes that is not otherwise publicly available.

11.13 Increased Costs

If the introduction of or any change in or in the interpretation of, or any change in its application to the Borrower of, any law or any regulation or guideline from any central bank or other governmental authority (whether or not having the force of law), including but not limited to any reserve or special deposit requirement or any Tax (other than Excluded Taxes) or exemption from any tax or any capital requirement, has due to the compliance by the Lender therewith the effect, directly or indirectly, of (i) increasing the cost to the Lender of performing its obligations hereunder; (ii) reducing any amount receiving or receivable by the Lender hereunder or its effective return hereunder or on its capital; or (iii) causing the Lender to make any payment or to forego any return based on any amount received or receivable by the Lender hereunder, then upon demand from time to time the Borrower shall pay such amount as shall compensate the Lender for any such cost, reduction, payment or foregone return that is not fully offset by an increase in the applicable interest rate or rates or fees hereunder. Any certificate of the Lender in respect of the foregoing will be prima facie evidence of the foregoing, except for manifest error, provided that the Lender determines the amounts owing to it in good faith using any reasonable averaging and attribution methods and provides a reasonably detailed description of its calculation of the amounts owing to it.

11.14 Interest on Miscellaneous Amounts

If the Borrower fails to pay any amount payable hereunder (other than principal, interest thereon or interest upon interest which is payable as otherwise provided in this Agreement) on the due date, the Borrower shall, on demand, pay interest on such overdue amount to the Lender from and including such due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a rate of interest per annum equal to the Prime Rate plus 0.25% per annum, calculated daily and compounded monthly.

11.15 Address for Notice

Notice to be given under the Credit Documents shall, except as otherwise specifically provided, be in writing addressed to the party for whom it is intended and, unless Applicable Law deems a particular notice to be received earlier, a notice shall not be deemed received until actual receipt by the other party of an original of such notice or a facsimile thereof if sent by facsimile transmission. The addresses of the parties hereto for the purposes hereof shall be the addresses specified beside their respective signatures to this Agreement, or such other mailing or facsimile addresses as each party from to time may notify the other as aforesaid.

11.16 Time of the Essence

Time shall be of the essence in this Agreement.

11.17 Further Assurances

The Borrower shall, at the reasonable request of the Lender do all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the Lender, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Credit Documents.

11.18 Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations and the termination of this Agreement.

11.19 Payments on Business Day

Whenever any payment or performance under the Credit Documents would otherwise be due on a day other than a Business Day, such payment shall be made on the following Business Day.

11.20 Interest Act Equivalent

In this Agreement, each rate of interest which is calculated with reference to a period (the "deemed interest period") that is less than the actual number of days in the calendar year of calculation is, for the purposes of the *Interest Act* (Canada), equivalent to a rate based on a calendar year calculated by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period.

11.21 Currency Indemnity

In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (the "**Judgment Currency**") other than the currency payable hereunder or thereunder (the "**Agreed Currency**"), each party against whom the judgment or order is made shall indemnify and hold each party in whose favour the judgment or order is made harmless against any deficiency in terms of the Agreed Currency in the amounts received by such party arising or resulting from any variation as between (i) the exchange rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (ii) the Exchange Rate at which such party is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by such party on the date of such receipt. The indemnity in this Section 11.21 shall constitute a separate and independent obligation from the other obligations of the parties hereunder, shall apply irrespective of any indulgence granted hereunder.

11.22 Non-Merger

The Borrower covenants and agrees with the Lender that, in the case of any judicial or other proceeding to enforce the rights and remedies of the Lender under the Credit Documents (or any part thereof), judgment may be rendered against the Borrower and any Guarantor Subsidiary in favour of the Lender, for any amount owing by them under the Credit Documents (or for which the Borrower or any Guarantor Subsidiary

may be liable thereunder after the application to the payment thereof of the proceeds of any sale of any of the Property of the Borrower or such Guarantor Subsidiary). The covenants of the Borrower to pay interest at the rate provided for in this Agreement shall not merge in any such judgment and such judgment shall bear interest at the Prime Rate plus 2.0% per annum until such judgment and all Obligations of the Borrower to the Lender under the Credit Documents have been paid in full. The Borrower waives the provisions of the *Judgment Interest Act* (Alberta) to the fullest extent permitted by Applicable Law.

11.23 Counterparts and Facsimile

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. For the purposes of this Section 11.23, the delivery of a facsimile copy of an executed counterpart of this Agreement shall be deemed to be valid execution and delivery of this Agreement, but the party delivering a facsimile copy shall deliver an original copy of this Agreement as soon as possible after delivering the facsimile copy.

11.24 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto concerning the matters addressed in this Agreement, and cancel and supersede any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

<u>**Address For Notice**</u>

Trinidad Drilling Ltd.
1810, 540 – 5th Avenue S.W.
Calgary, Alberta
T2P 0M2

Attention: Brent Conway
Chief Financial Officer
Facsimile: (403) 265-4168

The Toronto-Dominion Bank
Commercial Banking Centre Branch
Calgary Place, Tower 2,
4th Floor, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P 0H9

Attention: Relationship Manager
Facsimile: (403) 292-1317

TRINIDAD DRILLING LTD., as borrower

By: 
Name: Brent Conway
Title: Chief Financial Officer

By: 
Name: Lyle Whitmarsh
Title: President

THE TORONTO-DOMINION BANK, as lender

By: ______________________
Name: Mark Williamson
Title: Relationship Manager

By: ______________________
Name: Derek Koppe
Title: Vice-President

11.24 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto concerning the matters addressed in this Agreement, and cancel and supersede any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Address For Notice

Trinidad Drilling Ltd.
1810, 540 – 5th Avenue S.W.
Calgary, Alberta
T2P 0M2

Attention: Brent Conway
Chief Financial Officer
Facsimile: (403) 265-4168

TRINIDAD DRILLING LTD., as borrower

By: ______________________
Name: Brent Conway
Title: Chief Financial Officer

By: ______________________
Name: Lyle Whitmarsh
Title: President

The Toronto-Dominion Bank
Commercial Banking Centre Branch
Calgary Place, Tower 2,
4th Floor, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P 0H9

Attention: Relationship Manager
Facsimile: (403) 292-1317

THE TORONTO-DOMINION BANK, as lender



By: ______________________
Name: Mark Williamson
Title: Relationship Manager



By: ______________________
Name: Derek Koppe
Title: Vice-President

816988_6.DOC

SCHEDULE "A" attached to and forming part of the Credit Agreement made as of October 15, 2003 among Trinidad Drilling Ltd., as borrower and The Toronto-Dominion Bank, as lender

---

COMPLIANCE CERTIFICATE

TO: The Toronto-Dominion Bank
Commercial Banking Centre
Calgary Place, Tower 2
4th Floor, 355 - 4th Avenue S.W.
Calgary, Alberta T2P 0H9

Attention: Relationship Manager

Ladies and Gentlemen:

1. Reference is made to the credit agreement made as of October 15, 2003 among Trinidad Drilling Ltd., as borrower (the "**Borrower**") and The Toronto-Dominion Bank, as lender (the "**Lender**") as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

2. I, [name], in my capacity as President/Chief Executive Officer/Chief Financial Officer/Controller of the Borrower and not in any personal capacity, hereby certify that as of the date hereof:

   (a) the representations and warranties set forth in the Credit Agreement are true and correct on the date hereof;

   (b) the Borrower has performed or observed or caused to be performed or observed the covenants set forth in the Credit Agreement to be performed or observed by it to the date hereof; and

   (c) there has not occurred any unremedied Pending Event of Default or Event of Default;

   [insert a description of unremedied Pending Events of Default or Events of Default and remedial action proposed to be taken and taken]

3. As at **[insert March 31, June 30, September 30 or December 31, as applicable]**, 20____:

   (a) [redacted]

   (b) [redacted]

   (c) [redacted]

   (d) [redacted]

   (e) [redacted]

The calculation of each item in Section 3 above are set out on Schedule "A" attached hereto.

DATED this __________day of ____________________, 20____.

____

Name: ____________________________

Title: ________________________

SCHEDULE "B" attached to and forming part of the Credit Agreement made as of October 15, 2003 among Trinidad Drilling Ltd., as borrower and The Toronto-Dominion Bank, as lender

---

DRAWDOWN NOTICE

TO: The Toronto-Dominion Bank
Commercial Banking Centre
Calgary Place, Tower 2
4th Floor, 355 - 4th Avenue S.W.
Calgary, Alberta T2P 0H9

Attention: Relationship Manager
Facsimile: (403) 292-1317

Ladies and Gentlemen:

1. Reference is made to the credit agreement made as of October 15, 2003 among Trinidad Drilling Ltd., as borrower (the "**Borrower**") and The Toronto-Dominion Bank, as lender, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

2. Pursuant to Section 2.1 of the Credit Agreement, the Borrower hereby requests the following Drawdown under the provisions of the Credit:

   (a) Drawdown Date/Conversion Date/Rollover Date:

   (b) Total Amount of Drawdown/Conversion/Rollover:

   (c) Type of Advance:

   (d) Maturity Date (if applicable):

   (e) Account(s) to be credited

   (if applicable):

   (f) Special Instructions (if any):

3. The representations and warranties set forth in the Credit Agreement are true and correct on the date hereof.

4. The Borrower has performed or observed or caused to be performed or observed the covenants set forth in the Credit Agreement to be performed or observed by it to the date hereof.

5. There has not occurred any unremedied Pending Event of Default or Event of Default and after giving effect to the Advance requested hereby, no Pending Event of Default or Event of Default shall occur.

DATED this _____ day of ________________ 20__.

TRINIDAD DRILLING LTD.

Per: ______________________________

Name: ______________________________

Title: ______________________________

SCHEDULE "C" attached to and forming part of the Credit Agreement made as of October 15, 2003 among Trinidad Drilling Ltd., as borrower and The Toronto-Dominion Bank, as lender

---

REQUEST FOR OFFER OF EXTENSION

TO: The Toronto-Dominion Bank
Commercial Banking Centre
Calgary Place, Tower 2
4th Floor, 355 – 4th Avenue S.W.
Calgary, AB T2P OH6

Attention: Relationship Manager
Facsimile: (403) 292-1317

Ladies and Gentlemen:

We refer you to the credit agreement made as of October 15, 2003 among Trinidad Drilling Ltd., as borrower, and The Toronto-Dominion Bank, as lender, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

We hereby give notice of our request for an offer of extension of the Stated Maturity Date for a further period of 364 days pursuant to Section 3.2 of the Credit Agreement.

As of the date hereof, there exists no Event of Default or Pending Event of Default under the Credit Agreement.

Yours very truly,

TRINIDAD DRILLING LTD.

Per: ______________________________

Name: ______________________________

Title: ______________________________

SCHEDULE "D" attached to and forming part of the Credit Agreement made as of October 15, 2003 among Trinidad Drilling Ltd., as borrower and The Toronto-Dominion Bank, as lender

---

DISCLOSURE SCHEDULE

Section 7.1(m)

<u>Subsidiaries of Trinidad Drilling Ltd.</u>

Nil

Section 7.1(m)(ii)

<u>Legal Names and Capital Structures</u>

Nil

Section 7.1(m)(iii)

<u>Principal Place of Business and Chief Executive Office</u>

Trinidad Drilling Ltd.
Chief Executive Office
1810, 540 - 5th Avenue, S.W.
Calgary, Alberta T2P 0M2

Jurisdictions in which Trinidad Drilling Ltd. carries on business:

Alberta
British Columbia
Saskatchewan
Northwest Territories

SCHEDULE "E" attached to and forming part of the Credit Agreement made as of October 15, 2003 among Trinidad Drilling Ltd., as borrower and The Toronto-Dominion Bank, as lender

---

RECEIVABLES CERTIFICATE

TO: The Toronto-Dominion Bank
Commercial Banking Centre
Calgary Place, Tower 2
4th Floor, 355 – 4th Avenue S.W.
Calgary, AB T2P OH6

Attention: Relationship Manager
Facsimile: (403) 292-1317

Ladies and Gentlemen:

We refer you to the credit agreement made as of October 15, 2003 among Trinidad Drilling Ltd., as borrower, and The Toronto-Dominion Bank, as lender, as amended, supplemented, restated or replaced from time to time (the "**Credit Agreement**"). All terms and expressions used herein but not otherwise defined, shall have the same meanings herein as ascribed thereto in the Credit Agreement.

Attached hereto is a listing of all Eligible Receivables as at the end of **[month/year]**, as required by Section 8.2(g) of the Credit Agreement.

DATED this __ day of ____________, <>.

TRINIDAD DRILLING LTD.

Per: ______________________________

Name: ______________________________

Title: ______________________________

SCHEDULE "F" attached to and forming part of the Credit Agreement made as of October 15, 2003 among Trinidad Drilling Ltd., as borrower and The Toronto-Dominion Bank, as lender

---

ELIGIBLE RECEIVABLES

[list]



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

TRINIDAD ENERGY SERVICES INCOME TRUST

Receipt for (Final) Short Form Prospectus dated **November 2nd, 2004** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **3rd** day of **November, 2004**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project #**699966**

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

Report for the period ending November 30, 2004.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the acquisition of 2,680,200 units of Trinidad Energy Services Income Trust (the "Reporting Issuer"). For the period November 1, 2004 to November 30, 2004, Acuity acquired 2,680,200 units of the Reporting Issuer, representing 2.42% of the outstanding units of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

6,936,244 units of the Reporting Issuer representing 15.16% of the outstanding units of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

6,936,244 units of the Reporting Issuer representing 15.16% of the outstanding units of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed *"George Henry"*
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

::ODMA\PCDOCS\CCT\572516\1

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: December 16, 2004

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR DECEMBER, 2004

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that the cash distribution for the month of December 2004 to be paid January 15, 2005 for unitholders of record on December 31, 2004 will be 6 cents per trust unit ($0.72 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. After construction of Trinidad's new drilling rigs, the Trust will have a total of 52 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

The Toronto Stock Exchange has neither approved nor disapproved
the information contained herein.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

FORM 51-102F4

Business Acquisition Report

Item 1 Identity of Company

1.1 Name and Address of Company

Trinidad Drilling Ltd. ("Trinidad")
600, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6

1.2 Executive Officer

Brent J. Conway
Chief Financial Officer
Telephone: (403) 265-6525

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On November 10, 2004, Trinidad closed the acquisition (the "**Jade Acquisition**") of substantially all of the assets of Jade Drilling Inc., J.S.E. Holdings Ltd. and 285558 Alberta Ltd. (collectively, the "**Jade Group**"), private Alberta drilling services corporations servicing the petroleum industry in western Canada.

2.2 Date of Acquisition

November 10, 2004.

2.3 Consideration

The purchase price (the "**Purchase Price**") of the Jade Acquisition was approximately $87,625,000, and was paid to the Jade Group as to approximately $78,862,500 in cash and the issuance of 937,166 trust units ("**Trust Units**") of Trinidad Energy Services Income Trust (the "**Trust**") at a price of $9.35 per Trust Unit.

Also on November 10, 2004, the Trust closed an offering (the "**Offering**") of 8,719,198 Trust Units at a price of $9.35 per Trust Unit for gross proceeds of $81,524,501. The net proceeds of the Offering were used to subscribe for additional unsecured, subordinated notes of Trinidad, with such subscription funds used to finance a portion of the Purchase Price of the Jade Acquisition. The balance of the Purchase Price was paid through a drawdown under Trinidad's credit facilities.

2.4 Effect on Financial Position

Trinidad plans to retain the Jade Group's existing assets, management, and employees to operate the Jade Acquisition as a division of Trinidad. The Jade Group will be required to operate under the same corporate policies and standards as the other Trinidad divisions.

2.5 Prior Valuations

On August 2, 2004 a fair market valuation desktop appraisal was obtained for the drilling rigs and related equipment assets of the Jade Group. The appraisal was independently conducted by Bill Blackerman, CPPA, and President of Frendmonton Company Ltd. The valuation was conducted on the basis of "fair market value", being the estimated price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell, and both having reasonable knowledge of the relevant facts in the most common market. The appraised values were as follows:

14 Drilling Rigs	$73,136,000
Related Equipment Assets	$13,767,000
Camp & Ancillary Assets	$3,470,000
Total	$90,373,000

2.6 Parties to the Transaction

The Jade Acquisition was not with an informed person, associate or affiliate of Trinidad or Trinidad Energy Services Income Trust.

2.7 Date of Report

January 4, 2005

Item 3 Financial Statements

The following financial statements are attached to, and form part of, this Business Acquisition Report:

(a) audited financial statements of the Jade Group as at and for the years ended May 31, 2004, 2003 and 2002, together with the report of the auditors thereon;

(b) unaudited financial statements of the Jade Group as at and for the three months ended August 31, 2004;

(c) unaudited pro forma consolidated financial statements of the Trust as at and for the six months ended June 30, 2004; and

(d) unaudited pro forma consolidated statement of earnings of the Trust for the 12 months ended December 31, 2003.

Jade Group of Companies
Combined Financial Statements
May 31, 2004

To the Directors of Jade Group of Companies:

We have audited the combined balance sheet of Jade Group of Companies (the "Company") as at May 31, 2004 and the combined statements of earnings and retained earnings, cash flows and related schedules for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated September 15, 2004 has been withdrawn, as described in note 2.

Meyers Norris Penny LLP

Edmonton, Alberta

September 15, 2004
(Except as to notes 2 and 16, which are as of November 2, 2004)

Chartered Accountants

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2004

	2004	*2003*
Assets		
Current		
Cash and cash equivalents *(Note 3)*	**8,802,614**	2,775,860
Term deposits	**130,968**	127,224
Accounts receivable	**4,833,740**	4,586,213
Prepaid expenses and deposits	**466,585**	352,657
	14,233,907	7,841,954
Investments (market value $154,800; 2003 - $41,700)	**44,001**	44,001
Property and equipment *(Note 4)*	**25,081,166**	23,699,603
Cash surrender value of life insurance	**97,089**	71,131
	39,456,163	31,656,689

Continued on next page

The accompanying notes are an integral part of these financial statements

	2004	2003
Liabilities		
Current		
Accounts payable and accruals	**5,015,444**	2,560,778
Income taxes payable	**11,814**	25,378
Employee profit sharing plan payable	**8,559,000**	-
Bonuses payable	**19,000**	2,616,000
Current portion of long-term debt *(Note 5)*	**1,141,380**	1,941,138
Current portion of promissory note due on demand	**-**	34,681
Current portion of payable to shareholders *(Note 6)*	**1,300,000**	646,000
	16,046,638	7,823,975
Term loans due on demand *(Note 5)*	**82,808**	1,220,964
	16,129,446	9,044,939
Long-term debt *(Note 5)*	**40,577**	-
Payable to shareholders *(Note 6)*	**12,910,250**	12,947,260
Deferred revenue *(Note 7)*	**309,032**	591,900
Advances from affiliate *(Note 8)*	**443,000**	443,000
Future income taxes *(Note 11)*	**3,281,775**	2,873,886
Preferred shares *(Note 9)*	**973,000**	973,000
	34,087,080	26,873,985
Shareholders' Equity		
Share capital *(Note 10)*	**277,198**	277,198
Retained earnings	**5,091,885**	4,505,506
	5,369,083	4,782,704
	39,456,163	31,656,689

Approved by the directors

(signed)
Brian Banks

(signed)
Craig Banks

Jade Group of Companies
Combined Statement of Earnings and Retained Earnings
For the year ended May 31, 2004

	2004	*2003*
Rig and camp revenue	**48,379,727**	37,219,583
Rig and camp expenses *(Schedule 1)*	**35,615,498**	30,818,360
Gross margin	**12,764,229**	6,401,223
Gross margin as a percentage of rig and camp revenue	*26.4 %*	*17.2 %*
General and administrative expenses *(Schedule 2)*	**3,621,267**	2,894,618
Earnings from operations	**9,142,962**	3,506,605
Other income (expense)		
Dividend expense on liability preferred shares	**-**	(2,768)
Interest	**46,888**	49,299
Foreign exchange loss	**(23,853)**	-
Management bonuses	**(38,000)**	(2,636,100)
Employee profit sharing plan	**(8,559,000)**	-
Other income	**238,948**	235,281
Gain on disposal of property and equipment	**221,922**	333,707
	(8,113,095)	(2,020,581)
Earnings before income taxes	**1,029,867**	1,486,024
Provision for income taxes *(Note 11)*		
Current	**20,483**	43,857
Future	**407,889**	541,189
	428,372	585,046
Net earnings	**601,495**	900,978
Retained earnings, beginning of year	**4,505,506**	3,604,528
Refundable income taxes paid	**(15,116)**	-
Retained earnings, end of year	**5,091,885**	4,505,506

The accompanying notes are an integral part of these financial statements

	2004	*2003*
Cash provided by (used for) the following		
Operating activities		
Cash received from customers	**48,088,277**	36,022,213
Cash paid to suppliers	**(15,924,398)**	(16,509,892)
Cash paid to employees	**(20,382,056)**	(20,770,258)
Interest received	**46,888**	49,299
Dividend paid on preferred shares	**-**	(2,768)
Interest paid	**(101,616)**	(258,301)
Income taxes paid	**(49,163)**	(64,355)
	11,677,932	(1,534,062)
Financing activities		
Repayment of term loans due on demand	**(1,808,058)**	(1,691,814)
Advances of long-term debt	**54,118**	306,833
Repayment of long-term debt	**(143,397)**	(163,436)
Repayment of promissory note due on demand	**(34,681)**	(64,595)
Advances from shareholders	**1,499,793**	3,870,217
Repayment of advances from shareholders	**(882,803)**	(398,000)
	(1,315,028)	1,859,205
Investing activities		
Purchases of property and equipment	**(4,609,002)**	(2,711,076)
Proceeds on disposal of property and equipment	**302,554**	358,214
Investment in term deposits	**(3,744)**	-
Net redemption of term deposits	**-**	2,274,674
Increase in cash surrender value of life insurance	**(25,958)**	(32,983)
	(4,336,150)	(111,171)
Increase in cash resources	**6,026,754**	213,972
Cash resources, beginning of year	**2,775,860**	2,561,888
Cash resources, end of year *(Note 3)*	**8,802,614**	2,775,860

The accompanying notes are an integral part of these financial statements

1. Nature of operations

Jade Group of Companies (the "Company") consists of Jade Drilling Inc., J.S.E. Holdings Ltd., and 285558 Alberta Ltd. The Company's primary business is the drilling of oil and gas wells and the rental of camp units in Western Canada.

The combined financial statements include the accounts of the above entities which are controlled, directly or indirectly, through common ownership.

2. Accounting policies

The combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash and cash equivalents

Cash resources include cash and marketable securities with terms to maturity of three months or less.

Term deposits

Term deposits have a maturity of greater than three months and are recorded at the lower of cost and market value.

Investments

Long-term investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. Drilling rigs have an estimated salvage value of $400,000.

	Method	Rate
Buildings	straight-line	2.5 %
Automotive equipment	declining balance	30 %
Computer equipment	declining balance	20 %
Drilling rigs and equipment	declining balance & straight-line	10-20 %
Other equipment	declining balance	20 %
Camp units	declining balance & straight-line	10-30 %

In the year property and equipment are acquired and put into use, amortization is taken at one-half of the above rates. No amortization is recorded in the year of disposal.

In the year of disposal, the book value of disposed assets is not removed from property and equipment where the book value cannot readily be determined. In the auditors' report originally issued on September 15, 2004, this policy was identified as not in accordance with Canadian generally accepted accounting principles. The effect of this policy has now been quantified and has no material impact on the combined financial statements.

2. Accounting policies *(Continued from previous page)*

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Rig revenue is accounted for under the percentage of completion method prorated on operating days. When a loss on a contract can be reasonably estimated, the estimated amount of the loss is charged to income for the year.

Contract revenue for rental contracts are deferred over the term of the contract. Revenue is realized based on the number of days the related rig is in operation in the year, over the total number of days the rig is contracted.

Measurement uncertainty (use of estimates)

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Amortization is based on management's estimate of the useful lives of property and equipment. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where necessary.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Segmented information

Management regards the current activities of the Company as all being conducted in one operating segment, that being services to the oil and gas industry. All activities and property and equipment of the Company are located in one geographic segment, that being Canada. Accordingly no additional segment disclosure is required.

3. Cash and cash equivalents

	2004	*2003*
Cash	**7,285,501**	1,666,640
Money market funds	**1,517,113**	1,109,220
	8,802,614	2,775,860

4. Property and equipment

	Cost	Accumulated amortization	2004 Net book value	2003 Net book value
Land	**177,352**	**-**	**177,352**	177,352
Buildings	**1,301,667**	**207,670**	**1,093,997**	1,126,539
Automotive equipment	**507,381**	**215,769**	**291,612**	353,170
Computer equipment	**15,499**	**14,892**	**607**	759
Drilling rigs and equipment	**42,338,410**	**23,436,344**	**18,902,066**	20,081,142
Other equipment	**720,474**	**459,843**	**260,631**	280,435
Camp units	**2,979,181**	**1,194,471**	**1,784,710**	1,680,206
	48,039,964	**25,528,989**	**22,510,975**	23,699,603
Drilling rigs under construction	**2,570,191**	**-**	**2,570,191**	-
	50,610,155	**25,528,989**	**25,081,166**	23,699,603

Estimated costs to complete drilling rigs under construction is $2,400,000.
During the year, the Company recorded amortization of $3,146,807 (2003 - $3,039,197) on property and equipment.

5. Long-term debt

	2004	2003
Demand loan payable in monthly instalments of $96,750 including interest at prime plus 0.75%, due June 2005	**1,210,647**	2,274,164
Demand loan, interest at 8.05%, repaid September 2003	**-**	372,266
Demand loan, interest at 8.05%, repaid September 2003	**-**	372,275
Finning International Inc., non-interest bearing, repaid November 2003	**-**	64,509
Finning International Inc., non-interest bearing, repaid November 2003	**-**	78,888
General Motors Acceptance Corporation loan payable in monthly instalments of $1,128, non-interest bearing, secured by automotive equipment with a net book value of $45,858, due May 2008	**54,118**	-
	1,264,765	3,162,102
Less: current portion of long-term debt	**1,141,380**	1,941,138
Less: term loans due on demand	**82,808**	1,220,964
	40,577	-

5. Long-term debt *(Continued from previous page)*

Principal repayments on long-term debt in each of the next four years, assuming all term debt is subject to contractual terms of repayment, are estimated as follows:

2005	1,141,380
2006	96,350
2007	13,542
2008	13,493

The term loan due on demand is secured by:

(a) a general security agreement covering all assets of the Company;
(b) a $950,000 debenture providing a first fixed charge on land with a recorded value of $177,352 and buildings with a net book value of $1,093,997, and a floating charge over all other existing and future acquired real property;
(c) postponements of claim by the common shareholders of Jade Drilling Inc.;
(d) an assignment of insurance covering the Company's drilling equipment; and
(e) an assignment of life insurance on the lives of the common shareholders of Jade Drilling Inc.

The term loan due on demand is subject to certain financial covenants with respect to working capital, debt to equity ratios, debt service ratios, reduction of shareholders' equity and the purchase of property and equipment. These covenants were adhered to at May 31, 2004.

6. Payable to shareholders

Advances from shareholders of $11,362,190 (2003 - $11,002,371) are secured by general security agreements over all Company assets, are non-interest bearing and without set terms of repayment. The remaining advances are unsecured. The shareholders have agreed that $1,300,000 will be repaid during the next fiscal year and the shareholders have waived the right to demand repayment of the remaining balance. Accordingly, the balance of the advances have been classified as long term.

7. Deferred revenue

The Company has a five year rental contract for drilling rig #15. In 2002, the Company received $1,000,000 as prepayment of its contractual obligation. This amount is recognized as revenue based on the number of operating days worked during the period. In the current year, $282,868 (2003 - $224,300) was recognized as revenue.

8. Advances from affiliate

Advances from CK-2 Holdings Ltd., the parent company of J.S.E. Holdings Ltd., are non-interest bearing with no set terms of repayment and are unsecured. The affiliate has waived the right to demand repayment of the advances during the upcoming fiscal period and accordingly the advances have been classified as long-term.

9. Preferred shares

Authorized share capital includes an unlimited number of Class B non-voting preferred shares. The shares are entitled to non-cumulative dividends to a maximum of 10% of redemption value (determined annually by the directors), redeemable by the Company for $973 per share, retractable by the holder. At May 31, 2004, 1,000 Class B shares were issued and outstanding (2003 - 1,000 shares).

10. Share capital

Authorized

Jade Drilling Inc.:
Unlimited number of Class A voting common shares

J.S.E. Holdings Ltd.:
Unlimited number of Class A voting common shares

Unlimited number of Class B non-voting common shares

285558 Alberta Ltd.:
Unlimited number of Class A voting common shares

Unlimited number of Class B non-voting common shares

Issued

Jade Drilling Inc.:		
100 Class A shares	**100**	100
J.S.E. Holdings Ltd.:		
1 Class A share	**250**	250
1,000 Class B shares	**100**	100
	350	350
285558 Alberta Ltd.:		
1 Class A share	**1**	1
276,747 Class B shares	**276,747**	276,747
	276,748	276,748
	277,198	277,198

11. Income taxes

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	2004	*2003*
Enacted federal and provincial corporate tax rates	**35.79%**	38.21%
Expected provision for income taxes based on the above rates	**368,589**	567,810
Increase (decrease) resulting from:		
Non-deductible items and permanent differences	**35,450**	45,040
Capital taxes	**-**	38,231
Differences arising from change in substantively enacted rates and other	**24,333**	(66,035)
Actual provision for income taxes	**428,372**	585,046

Temporary differences amounting to $9,480,120 (2003 - $8,373,324) relate to differences between the accounting and tax basis of property and equipment.

12. Group retirement savings plan

Jade Drilling Inc. has a group retirement savings plan for its rig managers and administrative employees. The plan is accounted for in accordance with the defined contribution method of accounting. The expense for the year ended May 31, 2004 is $154,000 (2003 - $112,020).

13. Related party transactions

Included in interest on long-term debt and term loans due on demand is $974 (2003 - $6,715) of interest paid to a shareholder on the promissory note due on demand. The promissory note was repaid during the period.

14. Financial instruments

The Company, as part of its operations, carries a number of financial instruments including cash and cash equivalents, term deposits, accounts receivable, investments, accounts payable and accruals, bonuses payable, employee profit sharing plan payable, long-term debt, payable to shareholders, advances from affiliate and preferred shares. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk arise when a group of customers have a similar characteristic, such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. The Company has significant reliance on customers in the oil and gas industry and, therefore, its accounts receivable are subject to credit risk. The Company attempts to minimize this risk by restricting services to those customers deemed credit worthy. At May 31, 2004, 85% of the Company's accounts receivable were owed by eight customers (84% from six customers in 2003).

14. Financial instruments *(Continued from previous page)*

Fair value of financial instruments

The carrying amount of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accruals, bonuses payable and employee profit sharing plan payable approximates their fair value due to the short-term maturities of these items.

The fair value of the Company's investments in publicly traded securities are based on quoted market prices where available, or on prices for similar investments.

Canadian generally accepted accounting principles require the disclosure of fair value information for all financial instruments, except in cases where time and cost constraints make such information too difficult to reliably determine. Because relevant and reliable fair value information was not obtainable, the Company has not disclosed fair value information for payable to shareholders, advances from affiliate and preferred shares.

The fair value of the Company's floating rate term loan due on demand approximates its carrying value as the interest rate fluctuates with prime. The fair value of the Company's non-interest bearing loan is estimated at $48,030 using discounted cash flows based upon chartered bank current rates for similar borrowing arrangements.

Interest rate risk

The Company's term loan due on demand (Note 5) bears interest which fluctuates with the prime interest rate, thus exposing the Company to interest rate fluctuations.

15. Operating facilities

At May 31, 2004, the Company had a revolving loan facility totalling $4 million, none of which was drawn. Any draws are due on demand and bear interest at prime plus 0.65%.

The Company also had two variable rate loan facilities totalling $6 million, neither of which were drawn. Any draws are due on demand and bear interest at prime plus 0.75%.

16. Subsequent event

Subsequent to August 31, 2004, the Company entered into an agreement to sell substantially of its drilling assets to Trinidad Drilling Ltd. ("Trinidad") for total consideration of $87,600,000. Completion of the transaction is subject to Trinidad obtaining financing no later than November 15, 2004.

On November 2, 2004, Trinidad Energy Services Income Trust (the "Trust") filed a short form prospectus relating to the offering of units of the Trust (the "Offering"). The net proceeds of this Offering will be used to finance the transaction noted above.

Should this sale occur, virtually all of the non-current liabilities will be settled within twelve months of August 31, 2004.

Jade Group of Companies

Schedule 1 - Combined Schedule of Rig and Camp Expenses

For the year ended May 31, 2004

	2004	2003
Amortization - camp units	**217,734**	205,979
Amortization - rigs	**2,630,077**	2,562,947
Camp rentals, repairs, catering	**225,480**	575,987
Employee benefits	**851,983**	673,107
Equipment rental	**540,014**	423,290
Fuel	**3,273,271**	2,615,838
Insurance	**275,139**	262,388
Miscellaneous	**404,639**	440,657
Repairs and maintenance	**8,176,253**	7,117,235
Rig moves	**300,893**	586,960
Taxes and licences	**96,494**	78,370
Transporting equipment	**280,581**	316,574
Travel and subsistence	**3,488,285**	2,678,822
Wages	**14,854,655**	12,280,206
	35,615,498	30,818,360

Jade Group of Companies

Schedule 2 - Combined Schedule of General and Administrative Expenses

For the year ended May 31, 2004

	2004	*2003*
Advertising and promotion	**187,208**	226,494
Amortization	**298,996**	270,271
Automotive	**82,536**	81,476
Business taxes and licences	**36,946**	38,813
Communications	**38,913**	35,318
Consulting fees	**11,916**	7,126
Insurance	**122,309**	74,877
Interest and bank charges	**52,060**	75,236
Interest on long-term debt and term loans due on demand	**101,616**	258,301
Office	**296,001**	246,516
Professional fees	**161,178**	23,649
Rental	**12,950**	12,558
Salaries, wages and benefits	**2,040,418**	1,362,480
Shop and yard	**162,176**	168,892
Travel and entertainment	**16,044**	12,611
	3,621,267	2,894,618

Jade Group of Companies
Combined Financial Statements
May 31, 2003

To the Directors of Jade Group of Companies:

We have audited the combined balance sheet of Jade Group of Companies (the "Company") as at May 31, 2003 and the combined statements of earnings and retained earnings, cash flows and related schedules for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated May 28, 2004 has been withdrawn, as described in note 2.

Meyers Norris Penny LLP

Edmonton, Alberta

May 28, 2004
(Except as to notes 2 and 19, which are as of November 2, 2004)

Chartered Accountants

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2003

	2003	*2002* *(Restated)*
Assets		
Current		
Cash and cash equivalents *(Note 4)*	**2,775,861**	2,561,890
Term deposits	**127,224**	2,401,898
Accounts receivable	**4,586,213**	3,377,863
Prepaid expenses and deposits	**352,657**	82,574
	7,841,955	8,424,225
Property and equipment *(Note 5)*	**23,699,603**	24,052,231
Investments (market value $41,700; 2002 - $69,260)	**44,001**	44,001
Cash surrender value of life insurance	**71,131**	38,148
	31,656,690	32,558,605

Continued on next page

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2003

	2003	*2002 (Restated)*
Liabilities		
Current		
Accounts payable and accruals	**2,560,779**	2,700,904
Income taxes payable	**25,378**	45,877
Bonuses payable	**2,616,000**	6,434,365
Current portion of long-term debt *(Note 6)*	**1,941,138**	1,705,191
Current portion of promissory note due on demand *(Note 7)*	**34,681**	64,595
Current portion of payable to shareholders *(Note 9)*	**646,000**	398,000
	7,823,976	11,348,932
Term loans due on demand *(Note 6)*	**1,220,964**	3,005,328
Promissory note due on demand *(Note 7)*	**-**	34,681
	9,044,940	14,388,941
Deferred revenue *(Note 8)*	**591,900**	816,199
Payable to shareholders *(Note 9)*	**12,947,260**	9,723,043
Advances from affiliate *(Note 10)*	**443,000**	443,000
Future income taxes *(Note 13)*	**2,873,886**	2,332,696
Preferred shares *(Note 11)*	**973,000**	973,000
	26,873,986	28,676,879
Shareholders' Equity		
Share capital *(Note 12)*	**277,198**	277,198
Retained earnings	**4,505,506**	3,604,528
	4,782,704	3,881,726
	31,656,690	32,558,605

Approved by the directors

(signed)
Brian Banks

(signed)
Craig Banks

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Earnings and Retained Earnings
For the year ended May 31, 2003

	2003	*2002 (Restated)*
Rig and camp revenue	**37,219,583**	35,556,635
Rig and camp expenses *(Schedule 1)*	**30,818,360**	24,933,571
Gross margin	**6,401,223**	10,623,064
Gross margin as a percentage of rig and camp revenue	*17.2 %*	*29.9 %*
General and administrative expenses *(Schedule 2)*	**2,894,618**	3,289,915
Earnings from operations	**3,506,605**	7,333,149
Other income (expense)		
Dividend expense on liability preferred shares *(Note 11)*	**(2,768)**	(3,076)
Interest	**49,299**	57,241
Dividends	**-**	1,025
Management bonuses	**(2,636,100)**	(6,434,365)
Other income	**235,281**	72,134
Gain on disposal of property and equipment	**333,707**	64,219
	(2,020,581)	(6,242,822)
Earnings before income taxes	**1,486,024**	1,090,327
Provision for (recovery of) income taxes *(Note 13)*		
Current	**43,857**	(68,697)
Future	**541,189**	434,949
	585,046	366,252
Net earnings	**900,978**	724,075
Retained earnings, beginning of year, as previously stated	**3,139,912**	2,606,977
Change in accounting policy *(Note 3)*	**464,616**	273,476
Retained earnings, beginning of year, as restated	**3,604,528**	2,880,453
Retained earnings, end of year	**4,505,506**	3,604,528

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Cash Flows
For the year ended May 31, 2003

	2003	*2002* *(Restated)*
Cash provided by (used for) the following activities		
Operating activities		
Cash received from customers	**36,022,210**	38,029,866
Cash paid to suppliers	**(16,509,890)**	(14,477,048)
Cash paid to employees	**(20,770,258)**	(19,589,914)
Interest received	**49,299**	57,241
Dividends received	**-**	1,025
Dividend expense on liability preferred shares	**(2,768)**	(3,076)
Interest paid	**(258,301)**	(301,306)
Income taxes recovered (paid)	**(64,355)**	25,095
	(1,534,063)	3,741,883
Financing activities		
Advances of long-term debt	**306,833**	-
Repayment of long-term debt	**(163,436)**	-
Advances of term loans due on demand	**-**	4,000,000
Repayment of term loans due on demand	**(1,691,814)**	(1,364,432)
Repayment of promissory note due on demand	**(64,595)**	(58,723)
Advances from shareholders	**3,870,217**	2,939,031
Repayment of advances from shareholders	**(398,000)**	(100,000)
	1,859,205	5,415,876
Investing activities		
Purchases of property and equipment	**(2,711,076)**	(6,355,361)
Proceeds on disposal of property and equipment	**358,214**	201,887
Investment in term deposits	**-**	(2,181,994)
Net redemption of term deposits	**2,274,674**	-
Increase in cash surrender value of life insurance	**(32,983)**	(38,148)
	(111,171)	(8,373,616)
Increase in cash resources	**213,971**	784,143
Cash resources, beginning of year	**2,561,890**	1,777,747
Cash resources, end of year *(Note 4)*	**2,775,861**	2,561,890

The accompanying notes are an integral part of these financial statements

1. Nature of operations

Jade Group of Companies (the "Company") consists of Jade Drilling Inc., J.S.E. Holdings Ltd., and 285558 Alberta Ltd. The Company's primary business is the drilling of oil and gas wells and the rental of camp units in Western Canada.

The combined financial statements include the accounts of the above entities which are controlled, directly or indirectly, through common ownership.

2. Accounting policies

The combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash resources

Cash resources include cash and marketable securities with terms to maturity of three months or less.

Term deposits

Term deposits have a maturity of greater than three months and are recorded at the lower of cost and market value.

Investments

Long-term investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. Drilling rigs have an estimated salvage value of $400,000.

	Method	Rate
Buildings	straight-line	2.5 %
Automotive equipment	declining balance	30 %
Computer equipment	declining balance	20 %
Drilling rigs and equipment	declining balance & straight line	10-20 %
Other equipment	declining balance	20 %
Camp units	declining balance & straight line	10-30 %

In the year property and equipment are acquired and put into use, half of the annual amortization is recorded. No amortization is recorded in the year of disposal.

In the year of disposal, the book value of disposed assets is not removed from property and equipment where the book value cannot readily be determined. In the auditors' report originally issued on May 28, 2004, this policy was identified as not in accordance with Canadian generally accepted accounting principles. The effect of this policy has now been quantified and has no material impact on the combined financial statements.

2. Accounting policies *(Continued from previous page)*

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Rig revenue is accounted for under the percentage of completion method prorated on operating days. When a loss on a contract can be reasonably estimated, the estimated amount of the loss is charged to income for the year.

Measurement uncertainty (use of estimates)

The preparation of combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Amortization is based on management's estimate of the useful lives of property and equipment. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where necessary.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Segmented information

Management regards the current activities of the Company as all being conducted in one operating segment, that being services to the oil and gas industry. All activities and property and equipment of the Company are located in one geographic segment, that being Canada. Accordingly no additional segment disclosure is required.

3. Change in accounting policy

Future income taxes

Effective June 1, 2002, the Company retroactively adopted the Canadian Institute of Chartered Accountants' recommendations on accounting for income taxes. Under these recommendations, income taxes are accounted for using the asset and liability method, as described in Note 2. Previously, the Company accounted for income taxes using the deferred method. The prior year's comparative figures have been restated to reflect this change. The estimated effect on the current year is a reduction of income tax expense of $70,000.

The effect on the prior year of adopting the asset and liability method of tax allocation was to decrease deferred income taxes by $2,797,312, increase future tax liabilities by $2,332,696, increase opening retained earnings by $273,476 and increase net earnings by $191,140. The cumulative effect, as of June 1, 2002, of adopting the recommendations was to increase retained earnings, beginning of year, as previously stated by $464,616.

4. Cash and cash equivalents

	2003	*2002*
Cash	**1,666,640**	1,474,629
Money market funds	**1,109,221**	1,087,261
	2,775,861	2,561,890

5. Property and equipment

	Cost	*Accumulated amortization*	*2003 Net book value*	*2002 Net book value*
Land	**177,352**	**-**	**177,352**	177,352
Buildings	**1,301,667**	**175,128**	**1,126,539**	1,159,080
Automotive equipment	**478,831**	**125,661**	**353,170**	4,135
Computer equipment	**15,499**	**14,740**	**759**	949
Drilling rigs and equipment	**40,776,409**	**20,695,267**	**20,081,142**	20,962,405
Other equipment	**698,392**	**417,957**	**280,435**	297,178
Camp units	**2,663,943**	**983,737**	**1,680,206**	1,451,132
	46,112,093	**22,412,490**	**23,699,603**	24,052,231

During the year, the Company recorded amortization of $3,039,197 (2002 - $2,859,582) on property and equipment.

6. Long-term debt

	2003	*2002*
Demand loan payable in monthly instalments of $96,750 including interest at prime plus 1.00%, due July 2005	**2,274,164**	3,274,102
Demand loan payable in monthly instalments of $32,600 including interest at 8.05%, due May 2004	**372,266**	718,204
Demand loan payable in monthly instalments of $32,600 including interest at 8.05%, due May 2004	**372,275**	718,213
Finning International Inc. non-interest bearing sales contract payable in monthly instalments of $10,751, secured by related equipment with a net book value of $109,650, due November 2003	**64,509**	-

6. **Long-term debt** *(Continued from previous page)*

	2003	*2002*
Finning International Inc. non-interest bearing sales contract payable in monthly instalments of $13,148, secured by related equipment with a net book value of $134,096, due November 2003	**78,888**	-
	3,162,102	4,710,519
Less: current portion of long-term debt	**1,941,138**	1,705,191
Less: term loans due on demand	**1,220,964**	3,005,328
	-	-

Principal repayments on long-term debt in each of the next three years, assuming all term debt is subject to contractual terms of repayment, are estimated as follows:

2004	1,941,138
2005	1,118,159
2006	102,805

Term loans due on demand are secured by:

(a) a general security agreement covering all assets of the Company;
(b) a $950,000 debenture providing a first fixed charge on land with a recorded value of $177,352 and buildings with a net book value of $1,126,539, and a floating charge over all other existing and future acquired real property;
(c) postponements of claim by the common shareholders of Jade Drilling Inc.;
(d) an assignment of insurance covering the Company's drilling equipment; and
(e) an assignment of life insurance on the lives of the common shareholders of Jade Drilling Inc.

Term loans due on demand are subject to certain financial covenants with respect to working capital, debt to equity ratios, reduction of shareholders' equity and the purchase of property and equipment. These covenants were adhered to at May 31, 2003.

Subsequent to the year end, the Company made lump sum principal repayments totalling $540,000 on the fixed rate demand loans.

7. **Promissory note due on demand**

	2003	*2002*
Promissory note due on demand to a shareholder of the Company, payable in monthly instalments of $5,943 including interest at 10.00%, due November 2003, unsecured	**34,681**	99,276
Less: current portion of promissory note due on demand	**34,681**	64,595
	-	34,681

Included in interest on long-term debt and term loans due on demand is $6,715 (2002 - $12,588) of interest paid to the shareholder on the promissory note due on demand.

8. Deferred revenue

The Company has a five year rental contract for drilling rig #15. In 2002, the Company received $1,000,000 as prepayment of its contractual obligation. This amount is recognized as revenue based on operating days worked during the year. In the current year, $224,299 (2002 - $183,801) was recognized as revenue.

9. Payable to shareholders

Advances from shareholders of $11,002,371 (2002 - $8,094,884) are secured by general security agreements over all Company assets, are non-interest bearing and without set terms of repayment. The remaining advances are unsecured. The shareholders have agreed that $646,000 will be repaid during the next fiscal year and the shareholders have not demanded repayment of the remaining balance. Accordingly, the balance of the advances have been classified as long term.

10. Advances from affiliate

Advances from CK-2 Holdings Ltd., the parent company of J.S.E. Holdings Ltd., are non-interest bearing with no set terms of repayment and are unsecured. The affiliate has waived the right to demand repayment of the advances during the upcoming fiscal period and accordingly the advances have been classified as long-term.

11. Preferred shares

Authorized share capital includes an unlimited number of Class B non-voting preferred shares. The shares are entitled to non-cumulative dividends to a maximum of 10% of redemption value (determined annually by the directors), redeemable by the Company for $973 per share, retractable by the holder. At May 31, 2003, 1,000 Class B shares were issued and outstanding (2002 - 1,000 shares).

During the year, dividends of $2,768 (2002 - $3,076) were paid to the holders of preferred shares. The combined statement of earnings reflects these dividends as an expense in the current year.

12. Share capital

	2003	*2002*
Authorized		
Jade Drilling Inc.:		
Unlimited number of Class A voting common shares		
J.S.E. Holdings Ltd.:		
Unlimited number of Class A voting common shares		
Unlimited number of Class B non-voting common shares		
285558 Alberta Ltd.:		
Unlimited number of Class A voting common shares		
Unlimited number of Class B non-voting common shares		
Issued		
Jade Drilling Inc.:		
100 Class A shares	**100**	100
J.S.E. Holdings Ltd.:		
1 Class A share	**250**	250
1,000 Class B shares	**100**	100
	350	350
285558 Alberta Ltd.:		
1 Class A share	**1**	1
276,747 Class B shares	**276,747**	276,747
	276,748	276,748
	277,198	277,198

13. Income taxes

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	2003	*2002 (restated)*
Enacted federal and provincial corporate tax rates	**38.21%**	40.71%
Expected provision for income taxes based on the above rates	**567,810**	443,862
Increase (decrease) resulting from:		
Non-deductible items and permanent differences	**45,040**	11,727
Capital taxes	**38,231**	30,374
Differences arising from change in substantively enacted rates and other	**(66,035)**	(119,711)
Actual provision for income taxes	**585,046**	366,252

Temporary differences amounting to $8,373,324 (2002 - $6,787,231) relate to differences between the accounting and tax basis of property and equipment.

14. Group retirement savings plan

Jade Drilling Inc. has a group retirement savings plan for its rig managers and administrative employees. The plan is accounted for in accordance with the defined contribution method of accounting. The expense for the year ended May 31, 2003 is $112,020 (2002 - $90,927).

15. Related party transactions

Included in accounts receivable is $15,000 owing from a shareholder. The balance is non-interest bearing and is to be repaid within the upcoming fiscal year.

16. Financial instruments

The Company, as part of its operations, carries a number of financial instruments including cash and cash equivalents, term deposits, accounts receivable, investments, accounts payable and accruals, bonuses payable, long-term debt, promissory note due on demand, payable to shareholders, advances from affiliate and preferred shares. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk arise when a group of customers have a similar characteristic, such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. The Company has significant reliance on customers in the oil and gas industry and, therefore, its accounts receivable are subject to credit risk. The Company attempts to minimize this risk by restricting services to those customers deemed credit worthy. At May 31, 2003, 84% of the Company's accounts receivable were owed by six customers (77% from five customers in 2002).

16. Financial instruments *(Continued from previous page)*

Fair value of financial instruments

The carrying amount of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accruals and bonuses payable approximates their fair value due to the short-term maturities of these items.

The fair value of the Company's investments in publicly traded securities are based on quoted market prices where available, or on prices for similar investments.

Canadian generally accepted accounting principles require the disclosure of fair value information for all financial instruments, except in cases where time and cost constraints make such information too difficult to reliably determine. Because relevant and reliable fair value information was not obtainable, the Company has not disclosed fair value information for payable to shareholders, advances from affiliate and preferred shares.

The fair value of the Company's fixed rate long-term debt and promissory note due on demand approximates their carrying value, as the rates are representative of prevailing market rates. The fair value of the Company's floating rate long-term debt approximates its carrying value as the interest rate fluctuates with prime.

Interest rate risk

One of the Company's term loans due on demand (Note 6) bears interest which fluctuates with the prime interest rate, thus exposing the Company to interest rate fluctuations.

17. Operating facilities

At May 31, 2003, the Company had a revolving loan facility totaling $4 million, none of which was drawn. Any draws are due on demand and bear interest at prime plus 0.75%.

The Company also had two variable rate loan facilities totaling $4 million, neither of which were drawn. Any draws are due on demand and bear interest at prime plus 1.00%.

18. Comparative figures

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted in the current year.

19. Subsequent event

Subsequent to August 31, 2004, the Company entered into an agreement to sell substantially of its drilling assets to Trinidad Drilling Ltd. ("Trinidad") for total consideration of $87,600,000. Completion of the transaction is subject to Trinidad obtaining financing no later than November 15, 2004.

On November 2, 2004, Trinidad Energy Services Income Trust (the "Trust") filed a short form prospectus relating to the offering of units of the Trust (the "Offering"). The net proceeds of this Offering will be used to finance the transaction noted above.

Should this sale occur, virtually all of the non-current liabilities will be settled within twelve months of August 31, 2004.

Jade Group of Companies
Schedule 1 - Combined Schedule of Rig and Camp Expenses
For the year ended May 31, 2003

	2003	2002 (Restated)
Amortization - camp units	**205,979**	196,498
Amortization - rigs	**2,562,947**	2,449,618
Camp rentals, repairs, catering	**575,987**	640,797
Employee benefits	**673,107**	798,718
Equipment rental	**423,290**	439,811
Fuel	**2,615,838**	1,875,210
Insurance	**262,388**	201,027
Miscellaneous	**435,058**	345,771
Repairs and maintenance	**7,117,235**	4,393,771
Rig moves	**586,960**	167,900
Taxes and licences	**78,370**	86,336
Transporting equipment	**316,574**	237,388
Travel and subsistence	**2,678,822**	2,448,116
Turnkey	**5,599**	1,627
Wages	**12,280,206**	10,650,983
	30,818,360	24,933,571

Jade Group of Companies
Schedule 2 - Combined Schedule of General and Administrative Expenses
For the year ended May 31, 2003

	2003	*2002 (Restated)*
Advertising and promotion	**226,494**	126,180
Amortization	**270,271**	213,466
Automotive	**81,476**	78,443
Business taxes and licences	**38,813**	29,910
Communications	**35,318**	26,983
Consulting fees	**7,126**	11,030
Insurance	**74,877**	81,696
Interest and bank charges	**75,236**	85,137
Interest on long-term debt and term loans due on demand	**258,301**	301,306
Office	**246,516**	191,835
Professional fees	**23,649**	34,576
Rental	**12,558**	15,341
Salaries, wages and benefits	**1,362,480**	1,934,013
Shop and yard	**168,892**	146,872
Travel and entertainment	**12,611**	13,127
	2,894,618	3,289,915

Jade Group of Companies
Combined Financial Statements
May 31, 2002

To the Directors of Jade Group of Companies:

We have audited the combined balance sheet of Jade Group of Companies (the "Company") as at May 31, 2002 and the combined statements of earnings and retained earnings, cash flows and related schedules for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated May 28, 2004 has been withdrawn, as described in note 2.

Meyers Norris Penny LLP

Edmonton, Alberta

May 28, 2004
(Except as to notes 2 and 18, which are as of November 2, 2004)

Chartered Accountants

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

	2002	*2001* *(Restated - Note 17)*
Assets		
Current		
Cash and cash equivalents *(Note 4)*	**2,561,890**	2,277,747
Term deposits	**2,401,898**	219,904
Accounts receivable	**3,377,866**	4,962,767
Prepaid expenses and deposits	**82,574**	86,037
	8,424,228	7,546,455
Investments (market $69,260)	**44,001**	44,001
Property and equipment *(Note 5)*	**24,052,231**	20,694,120
Cash surrender value of life insurance	**38,148**	-
	32,558,608	28,284,576

Continued on next page

Jade Group of Companies
Combined Balance Sheet
As at May 31, 2002

	2002	2001 (Restated - Note 17)
Liabilities		
Current		
Bank indebtedness	-	500,000
Accounts payable and accruals	**2,700,907**	5,502,537
Income taxes payable	**45,877**	89,479
Bonuses payable	**6,434,365**	6,206,200
Current portion of term loans due on demand *(Note 6)*	**1,705,191**	638,586
Current portion of promissory note due on demand *(Note 7)*	**64,595**	58,723
Current portion of payable to shareholders *(Note 8)*	**398,000**	-
	11,348,935	12,995,525
Term loans due on demand *(Note 6)*	**3,005,328**	-
Promissory note due on demand *(Note 7)*	**34,681**	-
	14,388,944	12,995,525
Term loans due on demand *(Note 6)*	-	1,436,365
Promissory note due on demand *(Note 7)*	-	99,276
Payable to shareholders *(Note 8)*	**9,723,043**	7,282,012
Deferred revenue *(Note 9)*	**816,199**	-
Advances from affiliate *(Note 10)*	**443,000**	443,000
Deferred income taxes *(Note 13)*	**2,797,312**	2,171,223
Preferred shares *(Note 11)*	**973,000**	973,000
	29,141,498	25,400,401
Shareholders' Equity		
Share capital *(Note 12)*	**277,198**	277,198
Retained earnings	**3,139,912**	2,606,977
	3,417,110	2,884,175
	32,558,608	28,284,576

Approved by the directors

(signed)
Brian Banks

(signed)
Craig Banks

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Earnings and Retained Earnings
For the year ended May 31, 2002

	2002	2001 (Restated - Note 17)
Rig and camp revenue	**35,556,635**	34,885,097
Rig and camp expenses *(Schedule 1)*	**24,933,571**	24,440,349
Gross margin	**10,623,064**	10,444,748
Gross margin as a percentage of rig and camp revenue	*29.9 %*	*29.9 %*
General and administrative expenses *(Schedule 2)*	**3,289,915**	2,608,314
Earnings from operations	**7,333,149**	7,836,434
Other income (expense)		
Dividend expense on liability preferred shares *(Note 11)*	**(3,076)**	(45,668)
Interest	**57,241**	28,151
Dividends	**1,025**	28,750
Management bonuses	**(6,434,365)**	(6,206,200)
Other income	**72,134**	146,459
Loss on disposal of investments	**-**	(19,833)
Gain on disposal of property and equipment	**64,219**	193,585
	(6,242,822)	(5,874,756)
Earnings before income taxes	**1,090,327**	1,961,678
Provision for (recovery of) income taxes *(Note 13)*		
Current	**(68,697)**	61,518
Deferred	**626,089**	887,366
	557,392	948,884
Net earnings	**532,935**	1,012,794
Retained earnings, beginning of year	**2,606,977**	1,594,183
Retained earnings, end of year	**3,139,912**	2,606,977

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Cash Flows
For the year ended May 31, 2002

	2002	2001 (Restated - Note 17)
Cash provided by (used for) the following activities		
Operating activities		
Cash received from customers	**38,029,866**	32,930,562
Cash paid to suppliers	**(14,477,048)**	(9,448,193)
Cash paid to employees	**(19,589,914)**	(13,118,838)
Interest received	**57,241**	28,151
Dividends received	**1,025**	28,750
Dividend expense on liability preferred shares	**(3,076)**	(45,668)
Interest paid	**(301,306)**	(211,648)
Income taxes recovered (paid)	**25,095**	(64,082)
	3,741,883	10,099,034
Financing activities		
Advances of term loans due on demand	**4,000,000**	-
Repayment of term loans due on demand	**(1,364,432)**	(1,726,793)
Repayment of promissory note due on demand	**(58,723)**	(53,384)
Repayment of related party advances	**-**	(90,000)
Advances from shareholders	**2,939,031**	416,778
Repayment of advances from shareholders	**(100,000)**	(17,609)
	5,415,876	(1,471,008)
Investing activities		
Purchases of property and equipment	**(6,355,361)**	(9,667,971)
Proceeds on disposal of property and equipment	**201,887**	278,818
Investment in term deposits	**(2,181,994)**	(364)
Purchase of investments	**-**	(12,000)
Proceeds on disposal of investments	**-**	7,667
Increase in cash surrender value of life insurance	**(38,148)**	-
	(8,373,616)	(9,393,850)
Increase (decrease) in cash resources	**784,143**	(765,824)
Cash resources, beginning of year	**1,777,747**	2,543,571
Cash resources, end of year	**2,561,890**	1,777,747
Cash resources are comprised of:		
Cash and cash equivalents *(Note 4)*	**2,561,890**	2,277,747
Bank indebtedness	**-**	(500,000)
	2,561,890	1,777,747

The accompanying notes are an integral part of these financial statements

1. Nature of operations

Jade Group of Companies (the "Company") consists of Jade Drilling Inc., J.S.E. Holdings Ltd., and 285558 Alberta Ltd. The Company's primary business is the drilling of oil and gas wells and the rental of camp units in Western Canada.

The combined financial statements include the accounts of the above entities which are controlled, directly or indirectly, through common ownership.

2. Significant accounting policies

The combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash and cash equivalents

Cash resources include cash and marketable securities with terms to maturity of three months or less.

Term deposits

Term deposits have a maturity of greater than three months and are recorded at the lower of cost and market value.

Investments

Long-term investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. Drilling rigs have an estimated salvage value of $400,000.

	Method	Rate
Buildings	straight-line	2.5 %
Automotive equipment	declining balance	30 %
Computer equipment	declining balance	20 %
Drilling rigs and equipment	declining balance & straight-line	10-20 %
Other equipment	declining balance	20 %
Camp units	declining balance & straight-line	10-30 %

In the year property and equipment are acquired and put into use, half of the annual amortization is recorded. No amortization is recorded in the year of disposal.

In the year of disposal, the book value of disposed assets is not removed from property and equipment where the book value cannot readily be determined. In the auditors' report originally issued on May 28, 2004, this policy was identified as not in accordance with Canadian generally accepted accounting principles. The effect of this policy has now been quantified and has no material impact on the combined financial statements.

Income taxes

The Company follows the deferred tax allocation accounting method. A provision is made for all taxes currently payable as well as those deferred to future periods as a result of timing differences between the measurement of income for tax purposes and accounting purposes.

2. Significant accounting policies *(Continued from previous page)*

Revenue recognition

Rig revenue is accounted for under the percentage of completion method prorated on operating days. When a loss on a contract can be reasonably estimated, the estimated amount of the loss is charged to income for the year.

Measurement uncertainty (use of estimates)

The preparation of combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Amortization is based on management's estimate of the useful lives of capital assets. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where necessary.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Segmented information

Management regards the current activities of the Company as all being conducted in one operating segment, that being services to the oil and gas industry. All activities and property and equipment of the Company are located in one geographic segment, that being Canada. Accordingly, no additional segment disclosure is required.

3. Change in accounting policy

Effective for fiscal periods commencing June 1, 2001, the Company adopted the new recommendations regarding the Balance Sheet Classification of Callable Debt Obligations. All borrowings where the lender has a right to demand repayment within twelve months (other than in the event of default or breach of covenant) are required to be classified as current liabilities.

The impact of this change has been to increase current liabilities by the amount of any such borrowings then in place. At May 31, 2002, this change has increased current liabilities by $3,040,009 and reduced long-term debt by a corresponding amount.

4. Cash and cash equivalents

	2002	*2001*
Cash	**1,474,629**	2,277,747
Money market funds	**1,087,261**	-
	2,561,890	2,277,747

5. Property and equipment

	Cost	*Accumulated amortization*	*2002 Net book value*	*2001 Net book value*
Land	**177,352**	**-**	**177,352**	315,000
Buildings	**1,301,667**	**142,587**	**1,159,080**	1,184,959
Automotive equipment	**66,742**	**62,607**	**4,135**	5,907
Computer equipment	**15,499**	**14,550**	**949**	1,187
Drilling rigs and equipment	**38,966,186**	**18,003,781**	**20,962,405**	17,641,299
Other equipment	**669,187**	**372,009**	**297,178**	283,873
Camp units	**2,303,303**	**852,171**	**1,451,132**	1,261,895
	43,499,936	**19,447,705**	**24,052,231**	20,694,120

During the year, the Company recorded amortization of $2,859,582 (2001 - $1,851,812) on property and equipment.

6. Term loans due on demand

	2002	*2001*
Demand loan payable in monthly instalments of $96,750 including interest at prime plus 1.25%, due August 2005	**3,274,102**	-
Demand loan payable in monthly instalments of $32,600 including interest at 8.05%, due May 2004	**718,204**	1,037,471
Demand loan payable in month instalments of $32,600, including interest at 8.05%, due May 2004	**718,213**	1,037,480
	4,710,519	2,074,951
Less: current portion of term loans due on demand	**1,705,191**	638,586
Less: term loans due on demand	**3,005,328**	-
	-	1,436,365

Principal repayments on term loans due on demand, assuming all term loans are subject to contractual terms of repayment, are estimated as follows:

2003	1,705,191
2004	1,812,186
2005	1,125,179
2006	67,963

6. Term loans due on demand *(Continued from previous page)*

Term loans due on demand are secured by:

(a) a general security agreement covering all assets of the Company;
(b) a $950,000 debenture providing a first fixed charge on land with a recorded value of $177,352 and buildings with a net book value of $1,159,080, and a floating charge over all other existing and future acquired real property;
(c) postponements of claim by the common shareholders of Jade Drilling Inc.;
(d) an assignment of insurance covering the Company's drilling equipment; and
(e) an assignment of life insurance on the lives of the common shareholders of Jade Drilling Inc.

Term loans due on demand are subject to certain financial covenants with respect to working capital, debt to equity ratios, reduction of shareholders' equity and purchase of property and equipment. As at May 31, 2002, the Company was in breach of certain covenants. Subsequently, the lender did not demand repayment of term loans due on demand.

7. Promissory note due on demand

	2002	*2001*
Promissory note payable on demand to a shareholder of the Company, payable in monthly instalments of $5,943 including interest at 10.00%, due November 2003, unsecured	**99,276**	157,999
Less: current portion of promissory note due on demand	**(64,595)**	(58,723)
Less: promissory note due on demand	**34,681**	-
	-	99,276

Principal repayments on the promissory note due on demand are as follows:

2003	64,595
2004	34,681

Although the promissory note is due on demand, the shareholder has indicated he will accept repayment terms as stated.

Included in interest on term loans due on demand is $12,588 (2001 - $17,926) of interest paid to the shareholder on the promissory note due on demand.

8. Payable to shareholders

Advances from shareholders of $8,094,884 (2001 - $6,012,684) are secured by general security agreements over all Company assets, are non-interest bearing and without set terms of repayment. The remaining advances are unsecured. The shareholders have agreed that $398,000 will be repaid during the next fiscal year and the shareholders have not demanded repayment of the remaining balance. Accordingly, the balance of the advances have been classified as long term.

9. Deferred revenue

The Company has a five year rental contract for drilling rig #15. During the year, the Company received $1,000,000 as prepayment of its contractual obligation. This amount is recognized as revenue based on operating days worked during the year. In the current year $183,801 was recognized as revenue.

10. Advances from affiliate

Advances from CK-2 Holdings Ltd., the parent company of J.S.E. Holdings Ltd., are non-interest bearing with no terms of repayment and are unsecured. The affiliate has waived the right to demand repayment of the advances during the upcoming fiscal period and accordingly the advances have been classified as long-term.

11. Preferred shares

Authorized share capital includes an unlimited number of Class B non-voting preferred shares. The shares are entitled to non-cumulative dividends to a maximum of 10% of redemption value (determined annually by the directors), redeemable by the Company for $973 per share, retractable by the holder. At May 31, 2002, 1,000 Class B shares were issued and outstanding (2001 - 1,000 shares).

During the year, dividends of $3,076 (2001 - $54,124) were paid to the holders of preferred shares. The combined statement of earnings reflects these dividends as an expense in the current year, net of related refundable taxes of nil (2001 - $8,456).

12. Share capital

	2002	*2001*
Authorized		
Jade Drilling Inc.:		
Unlimited number of Class A common voting shares		
J.S.E. Holdings Ltd.:		
Unlimited number of Class A common voting shares		
Unlimited number of Class B common non-voting shares		
285558 Alberta Ltd.:		
Unlimited number of Class A common voting shares		
Unlimited number of Class B common non-voting shares		
Issued		
Jade Drilling Inc.:		
100 Class A shares	**100**	100
J.S.E. Holdings Ltd.:		
1 Class A shares	**250**	250
1,000 Class B shares	**100**	100
	350	350
285558 Alberta Ltd.:		
1 Class A share	**1**	1
276,747 Class B shares	**276,747**	276,747
	276,748	276,748
	277,198	277,198

13. Income taxes

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	2002	*2001*
Enacted federal and provincial corporate tax rates	**40.71%**	43.87%
Expected provision for income taxes based on the above rates	**443,862**	860,628
Increase resulting from:		
Non-deductible items and permanent differences	**11,727**	38,229
Capital taxes	**30,374**	17,762
Differences arising from change in substantively enacted rates and other	**71,429**	32,265
Actual provision for income taxes	**557,392**	948,884

14. Group retirement savings plan

Jade Drilling Inc. commenced a group retirement savings plan for its rig managers and administrative employees on October 1, 2001. The plan is being accounted for in accordance with the defined contribution method of accounting. The expense for the year ended May 31, 2002 is $90,927.

15. Financial instruments

The Company, as part of its operations, carries a number of financial instruments including cash and cash equivalents, term deposits, accounts receivable, investments, accounts payable and accruals, bonuses payable, term loans due on demand, promissory note due on demand, payable to shareholders, advances from affiliate and preferred shares. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk arise when a group of customers have a similar characteristic, such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. The Company has significant reliance on customers in the oil and gas industry and therefore its accounts receivable are subject to credit risk. The Company attempts to minimize this risk by restricting services to those customers deemed credit worthy. At May 31, 2002, 77% of the Company's accounts receivable were owed by five customers (84% from six customers in 2001).

13. Financial instruments *(Continued from previous page)*

Fair value of financial instruments

The carrying amount of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accruals and bonuses payable approximates their fair value due to the short-term maturities of these items.

The fair value of the Company's investments in publicly traded securities are based on quoted market prices where available, or on prices for similar investments.

Canadian generally accepted accounting principles require the disclosure of fair value information for all financial instruments, except in cases where time and cost constraints make such information too difficult to reliably determine. Because relevant and reliable fair value information was not obtainable, the Company has not disclosed fair value information for payable to shareholders, advances from affiliate and preferred shares.

The fair value of the Company's fixed rate term loans due on demand and promissory note due on demand approximate their carrying value, as the rates are representative of prevailing market rates. The fair value of the Company's floating rate term loan due on demand approximates its carrying value as the interest rate fluctuates with prime.

Interest rate risk

One of the Company's term loans due on demand (Note 6) bears interest which fluctuates with the prime interest rate, thus exposing the Company to interest rate fluctuations.

16. Operating facilities

At May 31, 2002, the Company had a revolving loan facility totaling $4 million, none of which was drawn. Any draws are due on demand and bear interest at prime plus 0.75%.

At May 31, 2002, the Company also had a standby term facility $2.5 million, none of which was drawn. Any draws are due on demand and bear interest at prime plus 1.25%.

17. Comparative figures

In the current year, a Canada Customs and Revenue Agency audit resulted in an adjustment to certain asset classifications for income tax purposes. As a result, depreciation for income tax purposes was reassessed for the previous two fiscal years. The corresponding accounting charge has been applied retroactively and has the effect of increasing current income taxes payable and decreasing deferred income taxes payable at May 31, 2001 by $116,082 and increasing the current income tax expense and decreasing deferred income tax expense by $40,150 for the year then ended. The change has no impact on shareholders' equity at May 31, 2001 or net earnings for the year then ended.

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted in the current year.

18. Subsequent event

Subsequent to August 31, 2004, the Company entered into an agreement to sell substantially of its drilling assets to Trinidad Drilling Ltd. ("Trinidad") for total consideration of $87,600,000. Completion of the transaction is subject to Trinidad obtaining financing no later than November 15, 2004.

On November 2, 2004, Trinidad Energy Services Income Trust (the "Trust") filed a short form prospectus relating to the offering of units of the Trust (the "Offering"). The net proceeds of this Offering will be used to finance the transaction noted above.

Should this sale occur, virtually all of the non-current liabilities will be settled within twelve months of August 31, 2004.

Jade Group of Companies
Schedule 1 - Combined Schedule of Rig and Camp Expenses
For the year ended May 31, 2002

	2002	2001 (Restated - Note 17)
Amortization - camps	**196,498**	183,330
Amortization - rigs	**2,449,618**	1,454,314
Camp rentals, repairs, catering	**640,797**	790,046
Employee benefits	**798,718**	728,076
Equipment rental	**439,811**	474,505
Fuel	**1,875,210**	2,405,090
Insurance	**201,027**	133,022
Miscellaneous	**345,771**	216,632
Repairs and maintenance	**4,393,771**	5,118,970
Rig moves	**167,900**	201,582
Taxes and licenses	**86,336**	95,502
Transporting equipment	**237,388**	284,547
Travel and subsistence	**2,448,116**	2,280,631
Turnkey	**1,627**	6,985
Wages	**10,650,983**	10,067,117
	24,933,571	24,440,349

Jade Group of Companies

Schedule 2 - Combined Schedule of General and Administrative Expenses

For the year ended May 31, 2002

	2002	2001 (Restated - Note 17)
Advertising and promotion	**126,180**	84,799
Amortization	**213,466**	214,168
Automotive	**78,443**	57,337
Bad debts recovery	**-**	(38,501)
Business taxes and licences	**29,910**	37,054
Communications	**26,983**	18,317
Consulting fees	**11,030**	10,888
Insurance	**81,696**	103,074
Interest and bank charges	**85,137**	87,445
Interest on term loans due on demand	**301,306**	211,648
Office	**191,835**	82,942
Professional fees	**34,576**	32,225
Rental	**15,341**	9,686
Salaries, wages and benefits	**1,934,013**	1,576,145
Shop and yard	**146,872**	113,490
Travel and entertainment	**13,127**	7,597
	3,289,915	2,608,314

Jade Group of Companies
Combined Financial Statements
August 31, 2004
(Unaudited)

To the Directors of Jade Group of Companies:

We have reviewed the combined balance sheet of Jade Group of Companies as at August 31, 2004 and the combined statements of earnings and retained earnings, cash flows and related schedules for the three month period then ended. Our review was made in accordance with Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these combined financial statements.

Nothing has come to our attention that causes us to believe that these combined financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta

October 21, 2004
(Except as to note 15, which is as of November 2, 2004)

Meyers Norris Penny LLP

Chartered Accountants

500 West Coronation Plaza, 14310 - 111 Avenue, Edmonton, Alberta, T5M 3Z7, Phone: (780) 451-4406, 1-800-661-7778

Jade Group of Companies
Combined Balance Sheet
As at August 31, 2004
(Unaudited)

	August 31 2004	May 31 2004
Assets		
Current		
Cash and cash equivalents *(Note 3)*	**1,982,333**	8,802,614
Term deposits	**132,850**	130,968
Accounts receivable	**9,408,834**	4,833,740
Income taxes recoverable	**821**	-
Prepaid expenses and deposits	**364,335**	466,585
	11,889,173	14,233,907
Investments (market value $143,380; May 31, 2004 - $154,800)	**44,001**	44,001
Property and equipment *(Note 4)*	**27,326,069**	25,081,166
Cash surrender value of life insurance	**97,089**	97,089
	39,356,332	39,456,163

Continued on next page

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Balance Sheet
As at August 31, 2004
(Unaudited)

	August 31 2004	*May 31 2004*
Liabilities		
Current		
Bank indebtedness *(Note 5)*	**150,000**	-
Accounts payable and accruals	**3,621,348**	5,015,444
Income taxes payable	**-**	11,814
Employee profit sharing plan payable	**10,073,000**	8,559,000
Bonuses payable	**-**	19,000
Current portion of long-term debt *(Note 6)*	**961,050**	1,141,380
Current portion of payable to shareholders *(Note 7)*	**1,300,000**	1,300,000
	16,105,398	16,046,638
Term loans due on demand *(Note 6)*	**-**	82,808
	16,105,398	16,129,446
Long-term debt *(Note 6)*	**74,710**	40,577
Payable to shareholders *(Note 7)*	**12,563,552**	12,910,250
Deferred revenue *(Note 8)*	**309,032**	309,032
Advances from affiliate *(Note 9)*	**443,000**	443,000
Future income taxes *(Note 12)*	**3,311,775**	3,281,775
Preferred shares *(Note 10)*	**973,000**	973,000
	33,780,467	34,087,080
Shareholders' Equity		
Share capital *(Note 11)*	**277,198**	277,198
Retained earnings	**5,298,667**	5,091,885
	5,575,865	5,369,083
	39,356,332	39,456,163

Approved on behalf of the board

(signed) Brian Banks

(signed) Craig Banks

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Earnings and Retained Earnings
For the 3 months ended August 31, 2004
(Unaudited)

	3 Months Ended 2004	3 Months Ended 2003
Rig and camp revenue	**10,620,133**	11,797,909
Rig and camp expenses *(Schedule 1)*	**8,296,608**	8,968,218
Gross margin	**2,323,525**	2,829,691
Gross margin as a percentage of rig and camp revenue	*21.9%*	*24.0%*
General and administrative expenses *(Schedule 2)*	**769,451**	619,934
Earnings from operations	**1,554,074**	2,209,757
Other income (expense)		
Interest	**10,927**	5,193
Foreign exchange loss	**(2,588)**	-
Management bonuses	**(4,500)**	(4,500)
Employee profit sharing plan	**(1,514,000)**	(2,439,813)
Other income	**83,970**	3,000
Gain on disposal of property and equipment	**108,899**	28,677
	(1,317,292)	(2,407,443)
Earnings (loss) before income taxes	**236,782**	(197,686)
Provision for (recovery of) income taxes *(Note 12)*		
Current	-	-
Future	**30,000**	(63,938)
	30,000	(63,938)
Net earnings (loss)	**206,782**	(133,748)
Retained earnings, beginning of period	**5,091,885**	4,505,506
Retained earnings, end of period	**5,298,667**	4,371,758

The accompanying notes are an integral part of these financial statements

Jade Group of Companies
Combined Statement of Cash Flows
For the 3 months ended August 31, 2004
(Unaudited)

	3 Months Ended 2004	*3 Months Ended 2003*
Cash provided by (used for) the following		
Operating activities		
Cash received from customers	**6,129,012**	7,577,791
Cash paid to suppliers	**(5,441,929)**	(3,071,477)
Cash paid to employees	**(4,100,625)**	(4,925,795)
Interest received	**10,927**	5,193
Interest paid	**(12,673)**	(25,902)
Income taxes paid	**(12,635)**	(8,968)
	(3,427,923)	(431,222)
Financing activities		
Repayment of term loans due on demand	**(277,577)**	(171,372)
Advances of long-term debt	**57,754**	-
Repayment of long-term debt	**(9,182)**	(780,318)
Advances from shareholders	**3,302**	-
Repayment of advances from shareholders	**(350,000)**	(111,162)
Repayment of promissory note payable	**-**	(17,134)
	(575,703)	(1,079,986)
Investing activities		
Purchases of property and equipment	**(3,089,773)**	(303,564)
Proceeds on disposal of property and equipment	**125,000**	28,667
Investment in term deposits	**(1,882)**	-
	(2,966,655)	(274,887)
Decrease in cash resources	**(6,970,281)**	(1,786,095)
Cash resources, beginning of period	**8,802,614**	2,775,860
Cash resources, end of period	**1,832,333**	989,765
Cash resources are comprised of:		
Cash and cash equivalents *(Note 3)*	**1,982,333**	1,689,765
Bank indebtedness	**(150,000)**	(700,000)
	1,832,333	989,765

The accompanying notes are an integral part of these financial statements

1. Nature of operations

Jade Group of Companies (the "Company") consists of Jade Drilling Inc., J.S.E. Holdings Ltd., and 285558 Alberta Ltd. The Company's primary business is the drilling of oil and gas wells and the rental of camp units in Western Canada.

The combined financial statements include the accounts of the above entities which are controlled, directly or indirectly, through common ownership.

2. Accounting policies

The combined interim financial statements follow the same accounting policies and methods as the May 31, 2004 annual financial statements and have been prepared in accordance with Canadian generally accepted accounting principles, including the following significant accounting policies:

Cash and cash equivalents

Cash resources include cash and marketable securities with terms to maturity of three months or less.

Term deposits

Term deposits have a maturity of greater than three months and are recorded at the lower of cost and market value.

Investments

Long-term investments are portfolio investments recorded at cost, less any provisions for other than temporary impairment. They have been classified as long-term assets in concurrence with the nature of the investment.

Property and equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. Drilling rigs have a salvage value of $400,000.

	Method	Rate
Buildings	straight-line	2.5 %
Automotive equipment	declining balance	30 %
Computer equipment	declining balance	20 %
Drilling rigs and equipment	declining balance & straight-line	10-20 %
Other equipment	declining balance	20 %
Camp units	declining balance & straight-line	10-30 %

In the year property and equipment are acquired and put into use, amortization is taken at one-half of the above rates. No amortization is recorded in the year of disposal.

2. Accounting policies *(Continued from previous page)*

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Rig revenue is accounted for under the percentage of completion method prorated on operating days. When a loss on a contract can be reasonably estimated, the estimated amount of the loss is charged to income for the period.

Contract revenue for rental contracts are deferred over the term of the contract. Revenue is realized based on the number of days the related rig is in operation in the period, over the total number of days the rig is contracted.

Measurement uncertainty (use of estimates)

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Amortization is based on management's estimate of the useful lives of property and equipment. Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where necessary. The accrual for employee profit sharing plan and future income taxes have been estimated at the end of the period based on results of operations to date.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Segmented information

Management regards the current activities of the Company as all being conducted in one operating segment, that being services to the oil and gas industry. All activities and property and equipment of the Company are located in one geographic segment, that being Canada. Accordingly no additional segment disclosure is required.

3. Cash and cash equivalents

	August 31 *2004*	*May 31* *2004*
Cash	**462,904**	7,285,501
Money market funds	**1,519,429**	1,517,113
	1,982,333	8,802,614

4. Property and equipment

	Cost	Accumulated amortization	August 31 2004 Net book value	May 31 2004 Net book value
Land	**177,352**	**-**	**177,352**	177,352
Buildings	**1,301,667**	**183,264**	**1,118,403**	1,093,997
Automotive equipment	**920,806**	**253,143**	**667,663**	291,612
Computer equipment	**15,499**	**14,922**	**577**	607
Drilling rigs and equipment	**47,580,834**	**24,164,080**	**23,416,754**	18,902,066
Other equipment	**724,589**	**501,404**	**223,185**	260,631
Camp units	**2,909,063**	**1,186,928**	**1,722,135**	1,784,710
	53,629,810	**26,303,741**	**27,326,069**	22,510,975
Drilling rigs under construction	**-**	**-**	**-**	2,570,191
	53,629,810	**26,303,741**	**27,326,069**	25,081,166

5. Operating facilities

At August 31, 2004, the Company had a revolving loan facility totalling $4 million, $150,000 of which was drawn at August 31, 2004. Draws are due on demand and bear interest at prime plus 0.65%.

The Company also had two variable rate loan facilities totalling $6 million, neither of which were drawn. Any draws are due on demand and bear interest at prime plus 0.75%.

6. Long-term debt

	August 31 2004	May 31 2004
Demand loan payable in monthly instalments of $96,750 including interest at prime plus 0.75%, due June 2005	**933,069**	1,210,647
General Motors Acceptance Corporation loan payable in monthly instalments of $1,128, non-interest bearing, secured by automotive equipment with a net book value of $42,418, due May 2008	**50,781**	54,118
General Motors Acceptance Corporation loan payable in monthly instalments of $1,203, non-interest bearing, secured by automotive equipment with a net book value of $48,727, due April 2008	**51,910**	-
	1,035,760	1,264,765
Less: current portion of long-term debt	**961,050**	1,141,380
Less: term loans due on demand	**-**	82,808
	74,710	40,577

6. Long-term debt *(Continued from previous page)*

Principal repayments on long-term debt in each of the next four years, assuming all term debt is subject to contractual terms of repayment, are estimated as follows:

2005	961,050
2006	27,980
2007	27,980
2008	18,750

The term loan due on demand is secured by:

(a) a general security agreement covering all assets of the Company;
(b) a $950,000 debenture providing a first fixed charge on land with a recorded value of $177,352 and buildings with a net book value of $1,118,403, and a floating charge over all other existing and future acquired real property;
(c) postponements of claim by the common shareholders of Jade Drilling Inc.;
(d) an assignment of insurance covering the Company's drilling equipment; and
(e) an assignment of life insurance on the lives of the common shareholders of Jade Drilling Inc.

The term loan due on demand is subject to certain financial covenants with respect to working capital, debt to equity ratios, debt service ratios, reduction of shareholders' equity and the purchase of property and equipment. These covenants were adhered to at August 31, 2004.

7. Payable to shareholders

Advances from shareholders of $11,015,492 (May 31, 2004 - $11,362,190) are secured by general security agreements over all Company assets, are non-interest bearing and without set terms of repayment. The remaining advances are unsecured. The shareholders have agreed that $1,300,000 will be repaid during the next twelve months and the shareholders have waived the right to demand repayment of the remaining balance. Accordingly, the balance of the advances have been classified as long term.

8. Deferred revenue

The Company has a five year rental contract for drilling rig #15. In 2002, the Company received $1,000,000 as prepayment of its contractual obligation. This amount is recognized as revenue based on the number of operating days worked during the period. In the current period, $ nil (2003 - $59,813) was recognized as revenue.

9. Advances from affiliate

Advances from CK-2 Holdings Ltd., the parent company of J.S.E. Holdings Ltd., are non-interest bearing with no set terms of repayment and are unsecured. The affiliate has waived the right to demand repayment of the advances during the upcoming fiscal period and accordingly the advances have been classified as long-term.

10. Preferred shares

Authorized share capital includes an unlimited number of Class B non-voting preferred shares. The shares are entitled to non-cumulative dividends to a maximum of 10% of redemption value (determined annually by the directors), redeemable by the Company for $973 per share, retractable by the holder. At August 31, 2004, 1,000 Class B shares were issued and outstanding (May 31, 2004 - 1,000 shares).

11. Share capital

	August 31 **2004**	*May 31* *2004*
Authorized		
Jade Drilling Inc.:		
Unlimited number of Class A voting common shares		
J.S.E. Holdings Ltd.:		
Unlimited number of Class A voting common shares		
Unlimited number of Class B non-voting common shares		
285558 Alberta Ltd.:		
Unlimited number of Class A voting common shares		
Unlimited number of Class B non-voting common shares		
Issued		
Jade Drilling Inc.:		
100 Class A shares	**100**	100
J.S.E. Holdings Ltd.:		
1 Class A share	**250**	250
1,000 Class B shares	**100**	100
	350	350
285558 Alberta Ltd.:		
1 Class A share	**1**	1
276,747 Class B shares	**276,747**	276,747
	276,748	276,748
	277,198	277,198

12. Income taxes

The provision for income taxes is at an effective tax rate which differs from enacted corporate tax rates for the following reasons:

	3 months 2004	*3 months 2003*
Enacted federal and provincial corporate tax rates	**33.62%**	36.62%
Expected provision for (recovery of) income taxes based on the above rates	**79,606**	(72,393)
Increase (decrease) resulting from:		
Non-deductible items and permanent differences	**15,297**	7,204
Differences arising from changes in substantively enacted rates and other	**(64,903)**	(10,511)
Actual provision for income taxes	**30,000**	(63,938)

Temporary differences amounting to $9,769,515 (2003 - $8,212,236) relate to differences between the accounting and tax basis of property and equipment.

13. Group retirement savings plan

Jade Drilling Inc. has a group retirement savings plan for its rig managers and administrative employees. The plan is accounted for in accordance with the defined contribution method of accounting. The expense for the period ended August 31, 2004 is $20,282 (2003 - $18,437).

14. Financial instruments

The Company as part of its operations carries a number of financial instruments including cash and cash equivalents, term deposits, accounts receivable, investments, bank indebtedness, accounts payable and accruals, bonuses payable, employee profit sharing plan payable, long-term debt, payable to shareholders, advances from affiliate and preferred shares. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk arise when a group of customers have a similar characteristic, such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. The Company has significant reliance on customers in the oil and gas industry and, therefore, its accounts receivable are subject to credit risk. The Company attempts to minimize this risk by restricting services to those customers deemed credit worthy. At August 31, 2004, 71% of the Company's accounts receivable were owed by eight customers (85% from eight customers at May 31, 2004).

14. Financial instruments *(Continued from previous page)*

Fair value of financial instruments

The carrying amount of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accruals, bonuses payable and employee profit sharing plan payable approximates their fair value due to the short-term maturities of these items.

The fair value of the Company's investments in publicly traded securities are based on quoted market prices where available, or on prices for similar investments.

Canadian generally accepted accounting principles require the disclosure of fair value information for all financial instruments, except in cases where time and cost constraints make such information too difficult to reliably determine. Because relevant and reliable fair value information was not obtainable, the Company has not disclosed fair value information for payable to shareholders, advances from affiliate and preferred shares.

The fair value of the Company's bank indebtedness and floating rate term loan due on demand approximates their carrying values as the interest rate fluctuates with prime. The fair value of the Company's non-interest bearing loans is estimated at $90,000 (May 31, 2004 - $48,030) using discounted cash flows based upon chartered bank current rates for similar borrowing arrangements.

Interest rate risk

The Company's term loan due on demand (Note 6) and bank indebtedness (Note 5) bear interest which fluctuates with the prime interest rate, thus exposing the Company to interest rate fluctuations.

15. Subsequent event

Subsequent to August 31, 2004, the Company entered into an agreement to sell substantially of its drilling assets to Trinidad Drilling Ltd. ("Trinidad") for total consideration of $87,600,000. Completion of the transaction is subject to Trinidad obtaining financing no later than November 15, 2004.

On November 2, 2004, Trinidad Energy Services Income Trust (the "Trust") filed a short form prospectus relating to the offering of units of the Trust (the "Offering"). The net proceeds of this Offering will be used to finance the transaction noted above.
Should this sale occur, virtually all of the non-current liabilities will be settled within the next twelve months.

Jade Group of Companies

Schedule 1 - Combined Schedule of Rig and Camp Expenses

For the 3 months ended August 31, 2004
(Unaudited)

	3 Months Ended **2004**	*3 Months Ended* 2003
Amortization - camp units	**46,474**	43,276
Amortization - rigs	**703,187**	945,438
Camp rentals, repairs, catering	**105,751**	1,019
Employee benefits	**195,958**	247,347
Equipment rental	**101,337**	258,949
Fuel	**569,116**	392,320
Insurance	**68,442**	59,642
Miscellaneous	**178,805**	64,326
Repairs and maintenance	**1,790,242**	1,620,108
Rig moves	**44,850**	-
Taxes and licenses	**24,208**	21,667
Transporting equipment	**77,011**	45,178
Travel and subsistence	**900,043**	965,952
Wages	**3,491,184**	4,302,996
	8,296,608	8,968,218

Jade Group of Companies
Schedule 2 - Combined Schedule of General and Administrative Expenses
For the 3 months ended August 31, 2004
(Unaudited)

	3 Months Ended 2004	3 Months Ended 2003
Advertising and promotion	**39,736**	29,328
Amortization	**79,108**	80,929
Automotive	**12,119**	24,901
Business taxes and licenses	**28,217**	21,908
Communications	**9,341**	7,281
Consulting fees	**3,826**	1,539
Insurance	**42,381**	13,667
Interest and bank charges	**1,627**	2,684
Interest on long-term debt and term loans due on demand	**12,673**	25,902
Office	**66,355**	23,348
Professional fees	**36,814**	2,101
Rental	**2,100**	-
Salaries, wages and benefits	**389,983**	324,952
Shop and yard	**39,402**	45,777
Travel and entertainment	**5,769**	15,617
	769,451	619,934

Trinidad Energy Services Income Trust

Pro Forma Consolidated Financial Statements
(Unaudited)
June 30, 2004 and December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

November 2, 2004

Compilation Report

To the Trustee of Trinidad Energy Services Income Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Trinidad Energy Services Income Trust (the "Trust") as at June 30, 2004 and unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2004 and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Trinidad" to the unaudited consolidated financial statements of the Trust as at June 30, 2004 and for the six months then ended, and the audited consolidated financial statements of the Trust for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Saturn" to the unaudited financial statements of Saturn Drilling Inc. for the period from January 1, 2003 to April 9, 2003, and found them to be in agreement.

3. Compared the figures in the column captioned "Bear" to the unaudited financial statements of Bear Drilling Ltd. for the six months ended June 30, 2003, and found them to be in agreement.

4. Compared the figures in the columns captioned "Arrow" to the unaudited financial statements of Arrow Drilling Inc. for the period from January 1, 2004 to March 14, 2004 and the unaudited financial statements of Arrow Drilling Inc. for the year ended December 31, 2003, and found them to be in agreement.

5. Compared the figures in the columns captioned "Wilson" to the unaudited financial statements of Wilson Drilling Ltd. as at June 30, 2004 for the six months then ended and the audited financial statements of Wilson Drilling Ltd. for the year ended December 31, 2003, and found them to be in agreement.

6. Compared the figures in the columns captioned "Jade" to the unaudited combined financial statements of Jade Drilling Ltd. as at June 30, 2004 and for the six months then ended and the unaudited combined financial statements of Jade Drilling Ltd. for the year ended December 31, 2003 and found them to be in agreement.

7. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

PRICEWATERHOUSECOOPERS

(a) the basis for determination of the pro forma adjustments; and
(b) whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the various Provinces of Canada (the "Acts").

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and
(b) stated that the pro forma consolidated statements comply as to form in all material respects with the Acts.

8. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Wilson" and "Jade" as at June 30, 2004 and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

10. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Arrow", "Wilson" and "Jade" for the six months ended June 30, 2004 and found the amounts in the column captioned "Trinidad, Arrow, Wilson and Jade" to be arithmetically correct.

11. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Trinidad", "Saturn", "Bear", "Arrow", "Wilson" and "Jade" for the year ended December 31, 2003 and found the amounts in the column captioned "Trinidad, Bear, Saturn, Arrow, Wilson and Jade" to be arithmetically correct.

Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Trinidad Energy Services Income Trust

Pro Forma Consolidated Balance Sheet
(Unaudited)
As at June 30, 2004

(in thousands of dollars)

	Trinidad June 30, 2004 $	Jade June 30, 2004 $	Wilson June 30, 2004 $	Pro forma adjustments $	Notes	Pro forma June 30, 2004 $
Assets						
Current assets						
Cash (bank overdraft)	(314)	7,053	(932)	(1,872)	2(f)	3,935
Accounts receivable	17,711	5,473	3,964	(9,437)		17,711
Prepaid expenses	1,170	444	97	(541)		1,170
	18,567	12,970	3,129	(11,850)		22,816
Capital assets						
Fixed assets	163,201	25,284	18,955	75,386	2(f)(g)	283,220
Deposit on capital assets	7,576	-	-	-		7,576
Other assets	-	141	628	(769)		-
Goodwill	6,192	-	-	3,614		9,806
Deferred finance account	770	-	-	-		770
	196,306	38,395	22,712	66,381		324,188
Liabilities						
Current liabilities						
Accounts payable	11,360	12,732	6,545	(19,277)		11,360
Accrued trust distributions	1,779	-	-	-		1,779
Shareholder loan - current	-	1,300	5,369	(6,669)		-
Current portion of long-term debt	10,599	1,171	6,243	(3,002)		15,011
	23,738	15,203	18,157	(28,948)		28,150
Long-term debt	31,837	-	1,851	(1,851)		31,837
Shareholder loan	-	13,204	-	(13,204)		-
Preferred shares	-	973	-	(973)		-
Future income taxes	11,094	3,300	1,463	(1,149)	2(g)	14,708
	66,669	32,680	21,471	(46,125)		74,695
Unitholders' Equity						
Unitholders' capital	110,938	277	1	106,384	2(f)(g)	217,994
Exchangeable shares	18,000	-	-	12,800	2(g)	30,800
Contributed Surplus	4,702	-	-	-		4,702
Accumulated trust distributions	(18,531)	-	-	-		(18,531)
Accumulated earnings	14,528	5,438	1,240	(6,678)		14,528
	129,637	5,715	1,241	112,506		249,493
	196,306	38,395	22,712	66,381		324,188

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings

(Unaudited)

For the period ended December 31, 2003

(in thousands of dollars)

	Trinidad Twelve months ended December 31, 2003 $	Saturn January 1 - April 9, 2003 $	Bear January 1 - June 30, 2003 $	Arrow Twelve months ended December 31, 2003 $	Wilson Twelve months ended December 31, 2003 $	Jade Twelve months ended December 31, 2003 $	Pro forma adjustments $	Notes	Trinidad, Bear, Saturn, Arrow Wilson and Jade Twelve month Pro forma $
Revenue									
Operating	62,338	3,759	12,624	28,086	11,580	45,960	870	2(i)	165,217
Expenses									
Operating	38,498	1,842	7,400	19,086	6,609	30,541	600	2(i)	104,576
Operating margin	23,840	1,917	5,224	9,000	4,971	15,419	270		60,641
General and administration	5,502	150	309	1,408	643	3,113	39	2(i)	11,164
Unit based compensation	3,427	-	-	-	-	-	-		3,427
Loss on investments	-	-	-	-	1,969	-	(1,969)	2(b)	-
Management bonuses	-	-	709	4,000	-	8,167	(12,876)	2(a)	-
Depreciation and amortization	5,825	231	1,419	1,362	1,814	3,093	3,931	2(c)	17,675
(Gain) loss on disposal of assets	-	(8)	11	(25)	39	(154)	-		(137)
Interest expense (income)	2,265	(6)	445	(17)	673	-	(163)	2(d)	3,197
Income (loss) before taxes	6,821	1,550	2,331	2,272	(167)	1,200	11,308		25,315
Income taxes									
Current income taxes	336	571	604	898	667	-	(2,315)	2(e)	761
Future income taxes	1,886	(3)	260	6	(17)	450	7,142	2(e)	9,724
	2,222	568	864	904	650	450	4,827		10,485
Net income	4,599	982	1,467	1,368	(817)	750	6,481		14,830

Trinidad Energy Services Income Trust

Pro Forma Consolidated Statement of Earnings
(Unaudited)
For the six month period ended June 30, 2004

(in thousands of dollars)

	Trinidad six months ended June 30, 2004 $	Arrow January 1 - March 14, 2004 $	Wilson six months ended June 30, 2004 $	Jade six months ended June 30, 2004 $	Pro forma Adjustment $	Notes	Trinidad, Arrow Wilson and Jade six months Pro forma $
Revenue							
Operating	49,338	8,352	6,203	23,153	-		87,046
Expenses							
Operating	31,230	4,103	4,267	16,184	-		55,784
Operating margin	18,108	4,249	1,936	6,969	-		31,262
General and administration	4,640	1,256	630	2,236	211	2(g)	8,973
Unit based compensation	2,253	-	-	-	-		2,253
Depreciation and amortization	5,401	283	968	1,843	793	2(c)	9,288
Management bonuses	-	-	-	2,913	(2,913)	2(a)	-
(Gain) loss on disposal of assets	-	(5)	38	(222)	-		(390)
Interest expense (income)	1,420	(10)	401	(201)	(264)	2(d)	1,547
Income (loss) before taxes	4,394	2,725	(101)	(400)	2,173		9,591
Income taxes							
Current income taxes	212	974	(35)	-	(780)	2(e)	371
Future income taxes	(147)	(40)	(65)	140	1,685	2(e)	1,573
	65	934	(100)	140	905		1,944
Net income (loss)	4,329	1,791	(1)	260	1,268		7,647

(in thousands of dollars)

1 Basis of presentation

The accompanying unaudited pro forma consolidated financial statements (the "pro forma statements") have been prepared to reflect the acquisitions of certain assets of Jade Drilling Ltd. ("Jade"), certain assets of Wilson Drilling Ltd. ("Wilson"), certain assets of Arrow Drilling Inc. ("Arrow"), certain assets of Bear Drilling Ltd. ("Bear") and certain assets of Saturn Drilling Inc. ("Saturn"). The June 30, 2004 unaudited pro forma consolidated financial statements have been prepared based upon the unaudited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad") as at and for the six months ended June 30, 2004, the unaudited financial statements of Arrow for the period January 1 to March 14, 2004, the unaudited financial statements of Wilson as at and for the six months ended June 30, 2004 and the unaudited combined financial statements of Jade as at and for the six months ended June 30, 2004. The December 31, 2003 unaudited pro forma consolidated statement of earnings have been prepared based upon the audited consolidated financial statements of Trinidad for the year ended December 31, 2003, the unaudited financial statements of Saturn for the period January 1, 2003 to April 9, 2003; the unaudited financial statements of Bear for the period January 1, 2003 to June 30, 2003, the unaudited financial statements of Arrow for the year ended December 31, 2003, the audited financial statements of Wilson for the year ended December 31, 2003 and the unaudited combined financial statements of Jade for the year ended December 31, 2003.

The pro forma statements have been prepared by management. The unaudited pro forma consolidated balance sheet has been prepared to give effect to the acquisition of certain assets of Jade and Wilson as described in Note 2 as if they had occurred on June 30, 2004. The unaudited pro forma consolidated statements of earnings have been prepared to give effect to the acquisitions described in Note 2 as if they had occurred on January 1, 2003. The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma statements are consistent with those used in the audited consolidated financial statements of Trinidad for the year ended December 31, 2003.

The pro forma statements should be read in conjunction with the historical consolidated financial statements and the notes attached thereto, of Trinidad for the year ended December 31, 2003. In the opinion of management, the pro forma statements include all necessary adjustments to give effect to the acquisitions described in Note 2.

Trinidad Energy Services Income Trust is an unincorporated entity established under the laws of the Province of Alberta and created pursuant to a Trust Indenture dated August 1, 2002.

(in thousands of dollars)

2 Pro forma assumptions and adjustments

The pro forma statements give effect to the following assumptions and adjustments:

a) Bonus expense has decreased as described in the table below to eliminate management bonuses.

	June 30, 2004 $	**December 31, 2003 $**
Jade	(2,913)	(8,167)
Bear	-	(709)
Arrow	-	(4,000)
	(8,569)	(4,709)

b) Loss on investments has decreased as described in the table below to eliminate losses incurred by subsidiaries held by Wilson that have not been purchased with this acquisition.

	June 30, 2004 $	**December 31, 2003 $**
Wilson	-	(1,969)
	-	(1,969)

c) Depreciation and amortization expense has changed as described in the table below as a result of changing Saturn's, Bear's, Arrow's, Wilson's, and Jade's depreciation rates to a unit-of-production depreciation rate in accordance with Trinidad's capital asset accounting policy and the increase reflected in the acquisition cost.

	June 30, 2004 $	**December 31, 2003 $**
Jade	315	1,959
Wilson	80	447
Arrow	398	1,377
Saturn	-	164
Bear	-	(16)
	793	3,931

Trinidad Energy Services Income Trust

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)

As at June 30, 2004

(in thousands of dollars)

d) At June 30, 2004 Trinidad's credit facility was a $65.0 million non-reducing term facility held by G.E. Capital. Trinidad has an incremental draw down of approximately $5.9 million used toward the funding of the Saturn acquisition. Trinidad has an incremental draw down of approximately $16.5 million used toward the funding of the Bear acquisition. Trinidad has an incremental draw down of approximately $4.4 million used toward the funding of the Jade acquisition. Interest expense has been increased or reduced as follows to reflect the increase or decrease in debt as if it had been incurred on January 1, 2003.

	June 30, 2004 $	December 31, 2003 $
Increase in interest expense relating to Saturn acquisition	-	104
Increase in interest expense relating to Bear acquisition	-	134
Increase in interest expense relating to Arrow acquisition	10	17
Decrease in interest expense relating to Wilson acquisition	(401)	(673)
Increase in interest expense relating to Jade acquisition	127	255
	(264)	(163)

e) Current income tax expenses have been effected as follows:

	June 30, 2004 $	December 31, 2003 $
Saturn		
Increase in large corporation tax relating to Saturn acquisition	-	10
(Decrease) in current income tax due to trust structure	-	(571)
	-	(561)
Bear		
Increase in large corporation tax relating to Bear acquisition	-	47
(Decrease) in current income tax due to trust structure	-	(604)
	-	(557)
Arrow		
Increase in large corporation tax relating to Arrow acquisition	25	101
(Decrease) in current income tax due to trust structure	(974)	(898)
	(949)	(797)
Wilson		
Increase in large corporation tax relating to Wilson acquisition	36	72
(Decrease) Increase in current income tax due to trust structure	35	(667)
	71	(595)
Jade		
Increase in large corporation tax relating to Jade acquisition	98	195
(Decrease) in current income tax due to trust structure	-	-
	98	195
	(780)	(2,315)

(in thousands of dollars)

Incremental cash taxes which would otherwise be payable as a result of pro forma adjustments to income are assumed to be eliminated through incremental tax claims and tax deductible distributions to unitholders.

Future income tax expense has been adjusted, at the statutory tax rate, for the tax effect on pro forma adjustments to income as follows:

	June 30, 2004 $	December 31, 2003 $
Jade	848	2,580
Wilson	3	1,422
Arrow	834	1,794
Saturn	-	473
Bear	-	873
	1,685	7,142

f) Jade's purchase price allocation has been determined as follows:

	$
Fixed Assets	87,625
Financed as follows:	
New equity raised, net of issue costs	74,450
Trust units issued to vendor	8,763
Debt financing	4,412
	87,625

This offering is anticipated to close on November 10, 2004 with Trinidad purchasing certain fixed assets of Jade. The purchase price will be paid with $78.9 million in cash and the balance will be paid through the issuance of 937,166 trust units worth $8.76 million. The offering is for 8,449,198 trust units priced at $9.35 per unit.

g) Wilson's purchase price allocation has been determined as follows:

	$
Fixed Assets	32,000
Goodwill	3,614
Future income tax	(3,614)
	32,000
Financed as follows:	
New equity raised, net of issue costs	19,200
Exchangeable shares	12,800
	32,000

(in thousands of dollars)

On July 27, 2004 Trinidad purchased certain fixed assets of Wilson. This offering was priced at $7.80 per unit. The major shareholders of Wilson took equity of 40% of the purchase price in exchangeable shares.

The exchangeable shares can be converted (at the option of the holder) into trust units at any time The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are not eligible for distributions.

An additional $4.25 million of cash was raised through the financing and has been added to working capital.

Pro forma adjustments eliminated general and administrative expense of $211,000 from a subsidiary that was not part of the asset purchase.

h) Arrow's purchase price allocation has been determined as follows:

	$
Fixed Assets	44,438
Goodwill	6,192
Future income tax	(6,192)
	44,438
Financed as follows:	
New equity raised, net of issue costs	26,438
Exchangeable shares	18,000
	44,438

On March 15, 2004 Trinidad purchased certain fixed assets of Arrow.

i) Bear's purchase price allocation has been determined as follows:

	$
Fixed Assets	41,000
Financed as follows:	
New equity raised from private placement, net of issue costs	24,454
Debt financing	16,546
	41,000

Pro forma adjustments include results of operations of Bear for the period July 1, 2003 to July 15, 2003, including revenue of $870,000, operating expenses of $600,000 and general and administrative expense of $39,000. On July 15, 2003 Trinidad purchased certain fixed assets of Bear.

(in thousands of dollars)

j) Saturn's purchase price allocation has been determined as follows:

	$
Fixed Assets	16,650
Financed as follows:	
New equity raised, net of issue costs	10,860
Debt financing	5,790
	16,650

On April 9, 2003 Trinidad purchased certain fixed assets of Saturn.

3 Pro forma funds from operations

Pro forma funds from operations are as follows for the six months ended June 30, 2004 and the twelve months ended December 31, 2003.

	June 30, 2004 **$**	**December 31, 2003** **$**
Net income for the period:	7,647	14,830
Add (Deduct) non-cash items		
Depreciation and amortization	9,288	17,675
Future income taxes	1,573	9,724
Unit based compensation	2,253	3,427
Loss (gain) on disposal of assets	(390)	(137)
Funds from operations	20,371	45,519

Trinidad uses funds from operations for distributions to unitholders, growth capital expenditures and debt repayment.

Readers are cautioned that funds from operations does not have a standardized meaning prescribed by GAAP; however, Trinidad calculates funds from operations on a consistent basis for each reporting period. The pro forma information is not a projection of future results. The actual results of operations of Trinidad for any period will vary from the amounts set forth in the following analysis, and such variation may be material.

4 Weighted average pro forma trust units outstanding

Weighted average pro forma trust units outstanding have been calculated using Trinidad units outstanding as at June 30, 2004 and at December 31, 2003, plus the additional trust units issued in connection with the purchases of Saturn, Bear, Arrow, Wilson, and Jade.

For purposes of the pro forma statements, the trust units outstanding are as follows:

(in thousands of dollars)

	June 30, 2004	December 31, 2003
Trust units outstanding beginning– Trinidad	27,949,881	10,558,474
Weighted average trust units issued during the period	140,623	816,508
Trust units issued in connection with the Saturn acquisition	-	4,615,385
Trust units issued in connection with the Bear acquisition, through private placement	-	7,222,222
Trust units issued in connection with the Arrow acquisition	4,096,154	4,096,154
Trust units issued in connection with the Wilson acquisition	3,298,707	3,298,707
Trust units issued in connection with the Jade acquisition	9,386,364	9,386,364
Pro forma basic trust units outstanding	44,871,729	39,993,814

5 Pro forma exchangeable shares

The exchangeable shares can be converted (at the option of the holder) into trust units at any time. The exchangeable shares will be a new series of exchangeable shares which are not publicly traded and will have an exchange ratio of 1:1 at the time of issuance. The exchangeable shares are exchangeable into trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time Trinidad makes a distribution to its unitholders. The exchangeable shares are not eligible for distributions.

	June 30, 2004	December 31, 2003
Exchangeable shares, initial series, issued for Arrow	2,307,692	2,307,692
Exchangeable shares, series B, issued for Wilson	1,641,026	1,641,026
	3,948,718	3,948,718

6 Pro forma net income per trust unit

Pro forma net income per trust unit is as follows:

	June 30, 2004	December 31, 2003
Basic (1)	.16	.34
Diluted (2)	.15	.34

(1) Basic per unit calculations are based on the weighted average number of pro forma trust units outstanding as at June 30, 2004 of 48,820,447 (December 31, 2003 – 43,942,532) which includes pro forma exchangeable shares.

(2) Diluted calculations include 850,433 additional trust units as at June 30, 2004 (December 31, 2003 - 275,758) for the dilutive impact of employee and directors rights and options using the treasury method.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: January 17, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR JANUARY, 2005

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that the cash distribution for the month of January 2005 to be paid February 15, 2005 for unitholders of record on January 31, 2005 will be 6 cents per trust unit ($0.72 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad Energy Services is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. After construction of Trinidad's new drilling rigs, the Trust will have a total of 52 drilling rigs and 8 service rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.


TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: January 18, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES NEW SERVICE RIG CONSTRUCTION PROGRAM

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce the construction of four new service rigs capable of servicing wells up to 3,500 metres. The rigs will be designed and built to provide cost effective well servicing operations for Trinidad's clients. The new rigs are being built to satisfy the demand for incremental services from Trinidad's customer base. The new rigs will add to the capabilities of the well servicing division and expand the geographical focus into northern Alberta and British Columbia. It is anticipated that the construction of all 4 rigs will be completed by the end of 2005. The new rigs will be financed from internal cash flow and use of the Trust's existing debt facilities.

Trinidad is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The Trust has a total of 52 drilling rigs with depth ratings ranging from 1,000 to 5,500 metres and 87% of its fleet less than 5 years old. In addition to its drilling rigs, Trinidad will have 12 service rigs that are either new or have been completely retrofitted. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

For further information please contact:

Michael Heier, Chairman or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265.4168
E-mail: twood@trinidaddrilling.com


TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: February 7, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR FEBRUARY, 2005

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that the cash distribution for the month of February 2005 to be paid March 15, 2005 for unitholders of record on February 28, 2005 will be increased to 6.5 cents per trust unit ($0.78 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. The Trust has a total of 52 drilling rigs with depth ratings ranging from 1,000 to 5,500 metres and 87% of its fleet less than 5 years old. In addition to its drilling rigs, Trinidad will have 12 service rigs that are either new or have been completely retrofitted. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Trinidad Energy Services Income Trust
Symbol : TDG.UN
Reporting Period: 01/01/2004 - 01/31/2004

Summary

Issued & Outstanding Opening Balance :	27,949,881	As at :	01/31/2004

Effect on Issued & Outstanding Securities

Trust Unit Option Plan	0
Unit Rights Incentive Plan	0
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	27,949,881

Trust Unit Option Plan

Stock Options Outstanding Opening Balance:	**352,094**	As at :	12/31/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	**352,094**	As at :	01/31/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance:	**1,744,502**	As at :	12/31/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance:	**1,744,502**	As at :	01/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: E. Tara Wood
Phone: 403-265-6525

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Trinidad Energy Services Income Trust
Symbol :	TDG.UN
Reporting Period:	01/01/2004 - 01/31/2004

Summary

Issued & Outstanding Opening Balance :	27,949,881	As at :	01/31/2004

Effect on Issued & Outstanding Securities

Trust Unit Option Plan	0
Unit Rights Incentive Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	27,949,881

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: 352,094 As at : 12/31/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance: 352,094 As at : 01/31/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: 1,832,872 As at : 12/31/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance: 1,832,872 As at : 01/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Trinidad Energy Services Income Trust
Symbol : TDG.UN
Reporting Period: 02/01/2004 - 02/29/2004

Summary

Issued & Outstanding Opening Balance : 27,949,881 As at : 02/29/2004

Effect on Issued & Outstanding Securities

Trust Unit Option Plan	4,625
Unit Rights Incentive Plan	14,571
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance : 27,969,077

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: 352,094 As at : 02/29/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/29/2004	N		4,625		
Totals		0	4,625	0	0

Stock Options Outstanding Closing Balance: 347,469 As at : 02/29/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: 1,832,872 As at : 01/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/29/2004	N		14,571		
Totals		0	14,571	0	0

Stock Options Outstanding Closing Balance: 1,818,301 As at : 02/29/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2005 MAR 21 P 2:13

Issuer :	TrinidaJ Energy Services Income Trust
Symbol :	TDG.UN
Reporting Period:	03/01/2004 - 03/31/2004

Summary

Issued & Outstanding Opening Balance :	27,969,077	As at :	03/31/2004
	Effect on Issued & Outstanding Securities		
Trust Unit Option Plan	111,369		
Unit Rights Incentive Plan	104,735		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	28,185,181		

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: **347,469** As at : 02/29/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/31/2004	N		111,369		
Totals		0	111,369	0	0

Stock Options Outstanding Closing Balance: **236,100** As at : 03/31/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: **1,818,301** As at : 02/29/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/31/2004	N	560,385	104,735		
Totals		560,385	104,735	0	0

Stock Options Outstanding Closing Balance: **2,273,951** As at : 03/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

	Offering	

Filer's comment

For Arrow Drilling acquisition

03/15/2004	Over-Allotment Option (Greenshoe)	250,000

Filer's comment

Arrow Drilling acquisition

Totals		4,096,154

Filed on behalf of the Issuer by:

Name:	E. Tara Wood
Phone:	403-265-6525
Email:	twood@trinidaddrilling.com
Submission Date:	04/20/2004 17:02:33
Last Updated:	04/19/2004 16:27:52

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Trinidad Energy Services Income Trust
Symbol :	TDG.UN
Reporting Period:	03/01/2004 - 03/31/2004

Summary

Issued & Outstanding Opening Balance :	27,969,077	As at :	03/31/2004
	Effect on Issued & Outstanding Securities		
Unit Rights Incentive Plan	104,735		
Trust Unit Option Plan	111,369		
Other Issuances and Cancellations	4,096,154		
Issued & Outstanding Closing Balance :	32,281,335		

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: **1,818,301** As at : 02/29/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/31/2004	N	560,385	104,735		
Totals		560,385	104,735	0	0

Stock Options Outstanding Closing Balance: **2,273,951** As at : 03/31/2004

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: **347,469** As at : 02/29/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/31/2004	N		111,369		
Totals		0	111,369	0	0

Stock Options Outstanding Closing Balance: **236,100** As at : 03/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/15/2004	Prospectus Offering/Public	3,846,154

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Trinidad Energy Services Income Trust
Symbol :	TDG.UN
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	32,281,335	As at :	03/31/2004

Effect on Issued & Outstanding Securities

Trust Unit Option Plan	0
Unit Rights Incentive Plan	25,000
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	32,306,335

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: **236,100** As at : 03/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	0	0

Stock Options Outstanding Closing Balance: **236,100** As at : 04/30/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: **2,273,951** As at : 03/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/30/2004	N		25,000		
Totals		0	25,000	0	0

Stock Options Outstanding Closing Balance: **2,248,951** As at : 04/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: E. Tara Wood

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Trinidad Energy Services Income Trust
Symbol :	TDG.UN
Reporting Period:	05/01/2004 - 05/31/2004

Summary

Issued & Outstanding Opening Balance :	32,306,335	As at :	04/30/2004

Effect on Issued & Outstanding Securities

Trust Unit Option Plan	3,498
Unit Rights Incentive Plan	2,787
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	32,312,620

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: **236,100** As at : 04/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/31/2004	N		3,498		
Totals		0	3,498	0	0

Stock Options Outstanding Closing Balance: **232,602** As at : 05/31/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: **2,248,951** As at : 04/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/31/2004	N		2,787		
Totals		0	2,787	0	0

Stock Options Outstanding Closing Balance: **2,246,164** As at : 05/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Trinidad Energy Services Income Trust
Symbol :	TDG.UN
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	32,312,620	As at :	05/31/2004

Effect on Issued & Outstanding Securities

Trust Unit Option Plan	25,389
Unit Rights Incentive Plan	5,501
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	32,343,510

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: **232,602** As at : 05/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2004	N		25,389		
Totals		0	25,389	0	0

Stock Options Outstanding Closing Balance: **207,213** As at : 06/30/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: **2,246,164** As at : 05/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2004	N		5,501		
Totals		0	5,501	0	0

Stock Options Outstanding Closing Balance: **2,240,663** As at : 06/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	E. Tara Wood
Phone:	403-294-4400
Email:	twood@trinidaddrilling.com
Submission Date:	
Last Updated:	07/21/2004 12:52:34

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Trinidad Energy Services Income Trust
Symbol :	TDG.UN
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	32,312,620	As at :	05/31/2004

Effect on Issued & Outstanding Securities

Trust Unit Option Plan	27,389
Unit Rights Incentive Plan	7,554
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	32,347,563

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: **232,602** As at : 05/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
~~06/30/2004~~	~~N~~		~~25,389~~		-
06/30/2004	N		27,389		
Totals		0	27,389	0	0

Stock Options Outstanding Closing Balance: **205,213** As at : 06/30/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: **2,246,164** As at : 05/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
~~06/30/2004~~	~~N~~		~~5,501~~		-
06/30/2004	N		7,554		
Totals		0	7,554	0	0

Stock Options Outstanding Closing Balance: **2,238,610** As at : 06/30/2004

Other Issuances and Cancellations

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Trinidad Energy Services Income Trust
Symbol : TDG.UN
Reporting Period: 07/01/2004 - 07/31/2004

Summary

Issued & Outstanding Opening Balance : 32,347,563 As at : 06/30/2004

Effect on Issued & Outstanding Securities

Trust Unit Option Plan	3,825
Unit Rights Incentive Plan	3,416
Other Issuances and Cancellations	3,298,707

Issued & Outstanding Closing Balance : 35,653,511

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: 205,213 As at : 06/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/31/2004	N		3,825		
Totals		0	3,825	0	0

Stock Options Outstanding Closing Balance: 201,388 As at : 07/31/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: 2,238,610 As at : 06/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/31/2004	N		3,416		
Totals		0	3,416	0	0

Stock Options Outstanding Closing Balance: 2,235,194 As at : 07/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/31/2004	Private Placement	3,298,707
Totals		3,298,707

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Trinidad Energy Services Income Trust
Symbol : TDG.UN
Reporting Period: 08/01/2004 - 08/31/2004

Summary

Issued & Outstanding Opening Balance :	35,653,511	As at :	07/30/2004

Effect on Issued & Outstanding Securities

Trust Unit Option Plan	5,217
Unit Rights Incentive Plan	39,480
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	35,698,208

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: **201,388** As at : 07/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
2004	N		5,217		
s		0	5,217	0	0

Stock Options Outstanding Closing Balance: **196,171** As at : 08/31/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: **2,235,194** As at : 07/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2004	N	694,966	39,480	29,500	
Totals		694,966	39,480	29,500	0

Stock Options Outstanding Closing Balance: **2,861,180** As at : 08/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Trinidad Energy Services Income Trust
Symbol : TDG.UN
Reporting Period: 09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :	35,698,208	As at :	08/31/2004

Effect on Issued & Outstanding Securities

Trust Unit Option Plan	1,167
Unit Rights Incentive Plan	73,792
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	35,773,167

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: **196,171** As at : 08/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
2004	N		1,167		
Totals		0	1,167	0	0

Stock Options Outstanding Closing Balance: **195,004** As at : 09/30/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: **2,861,180** As at : 08/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/30/2004	N		73,792		
Totals		0	73,792	0	0

Stock Options Outstanding Closing Balance: **2,787,388** As at : 09/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Trinidad Energy Services Income Trust
Symbol : TDG.UN
Reporting Period: 10/01/2004 - 10/31/2004

Summary

Issued & Outstanding Opening Balance :	35,773,167	As at :	09/30/2004

	Effect on Issued & Outstanding Securities
Trust Unit Option Plan	1,350
Unit Rights Incentive Plan	5,286
Other Issuances and Cancellations	-14
Issued & Outstanding Closing Balance :	35,779,789

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: 195,004 As at : 09/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
2004	N		1,350		
Totals		0	1,350	0	0

Stock Options Outstanding Closing Balance: 193,654 As at : 10/31/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: 2,787,388 As at : 09/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
10/31/2004	N		5,286		
Totals		0	5,286	0	0

Stock Options Outstanding Closing Balance: 2,782,102 As at : 10/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/01/2004	Other	-14

comment

...lation of the accumulation of fractional trust units issued and not ...buted in respect of the trusts distribution and reinvestment purchase plan (DRIP)for the period from February 17, 2003 to September 23,2004.

prospectus.

11/10/2004	Private Placement	937,166

's comment

issued to owners of Jade Drilling as part of purchase price of assets.

Totals		9,656,364

Filed on behalf of the Issuer by:

Name: Alistair Head

Phone: 403-265-6525

Email: alistair@trinidaddrilling.com

Submission Date:

Last Updated: 12/07/2004 10:22:01

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Trinidad Energy Services Income Trust
Symbol : TDG.UN
Reporting Period: 11/01/2004 - 11/30/2004

Summary

Issued & Outstanding Opening Balance : 35,779,789 As at : 10/31/2004

	Effect on Issued & Outstanding Securities
Trust Unit Option Plan	66,925
Unit Rights Incentive Plan	238,785
Other Issuances and Cancellations	9,656,364

Issued & Outstanding Closing Balance : 45,741,863

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: 193,654 As at : 10/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
2004	N		66,925		
Totals		0	66,925	0	0

Stock Options Outstanding Closing Balance: 126,729 As at : 11/30/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: 2,782,102 As at : 10/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/18/2004	N	1,522,670			
11/30/2004	N		238,785		
Totals		1,522,670	238,785	0	0

Stock Options Outstanding Closing Balance: 4,065,987 As at : 11/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
004	Prospectus Offering/Public Offering	8,719,198

Filer's comment

Includes 270,000 units from underwriters exercising option as outlined in

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Trinidad Energy Services Income Trust
Symbol : TDG.UN
Reporting Period: 12/01/2004 - 12/31/2004

Summary

Issued & Outstanding Opening Balance : 45,741,863 As at : 11/30/2004

	Effect on Issued & Outstanding Securities
Trust Unit Option Plan	19,000
Unit Rights Incentive Plan	137,253
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance : 45,898,116

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: 126,729 As at : 11/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
[illegible]004	N		19,000		
Totals		0	19,000	0	0

Stock Options Outstanding Closing Balance: 107,729 As at : 12/31/2004

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: 4,065,987 As at : 11/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/31/2004	N		137,253		
Totals		0	137,253	0	0

Stock Options Outstanding Closing Balance: 3,928,734 As at : 12/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Filed on behalf of the Issuer by:

Name:	Alistair Head
Phone:	403-265-6525
Email:	alistair@trinidaddrilling.com
Submission Date:	02/07/2005 17:09:28
Last Updated:	02/07/2005 16:50:46

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Trinidad Energy Services Income Trust
Symbol :	TDG.UN
Reporting Period:	01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	45,898,116	As at :	12/31/2004

Effect on Issued & Outstanding Securities

Trust Unit Option Plan	34,333
Unit Rights Incentive Plan	73,684
Other Issuances and Cancellations	1,705,795
Issued & Outstanding Closing Balance :	47,711,928

Trust Unit Option Plan

Stock Options Outstanding Opening Balance: **107,729** As at : 12/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/31/2005	N		34,333		
Totals		0	34,333	0	0

Stock Options Outstanding Closing Balance: **73,396** As at : 01/31/2005

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance: **3,928,734** As at : 12/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/31/2005	N		73,684	2,500	
Totals		0	73,684	2,500	0

Stock Options Outstanding Closing Balance: **3,852,550** As at : 01/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/27/2005	Other	1,705,795

Filer's comment
1,641,026 Series B Exchangeable shares were converted into 1,705,795 Trust Units

Totals		1,705,795

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Trinidad Energy Services Income Trust
Symbol :	TDG.UN
Reporting Period:	02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance :	47,711,928	As at :	01/31/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	301,855		
Issued & Outstanding Closing Balance :	48,013,783		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/11/2005	Other	301,855

Filer's comment

281,000 Initial Series Exchangeable shares were converted into 301,855 trust units.

Totals		301,855

Filed on behalf of the Issuer by:

Name:	Alistair Head
Phone:	403-265-6525
Email:	alistair@trinidaddrilling.com
Submission Date:	
Last Updated:	03/02/2005 16:07:00

Jan 04

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	0.045	Cdn	01/21/2004	01/31/2004	02/16/2004

Filed on behalf of the Issuer by:

Name: E. Tara Wood
Phone: 403-265-6525
Email: twood@trinidaddrilling.com
Submission Date:
Last Updated: 01/21/2004 12:39:00

Feb 04.

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	0.045	Cdn	02/19/2004	02/29/2004	03/15/2004

Filed on behalf of the Issuer by:

Name: E. Tara Wood
Phone: 403-265-6525
Email: twood@trinidaddrilling.com
Submission Date: 02/19/2004 10:27:46
Last Updated: 02/19/2004 10:27:46

9 Mar/04

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	0.055	Cdn	03/18/2004	03/31/2004	04/15/2004

Filed on behalf of the Issuer by:

Name: E. Tara Wood
Phone: 403-265-6525
Email: twood@trinidaddrilling.com
Submission Date:
Last Updated: 03/18/2004 16:38:13

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	0.055	Cdn	04/19/2004	04/30/2004	05/15/2004

Filed on behalf of the Issuer by:

Name: E. Tara Wood
Phone: 403-265-6525
Email: twood@trinidaddrilling.com
Submission Date: 04/19/2004 09:59:54
Last Updated: 04/19/2004 09:59:54

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	0.055	Cdn	05/19/2004	05/31/2004	06/15/2004

Filed on behalf of the Issuer by:

Name: E. Tara Wood

Phone: 403-265-6525

Email: twood@trinidaddrilling.com

Submission Date:

Last Updated: 05/19/2004 10:23:24

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	0.055	Cdn	06/18/2004	06/30/2004	07/15/2004

Filed on behalf of the Issuer by:

Name: E. Tara Wood
Phone: 403-265-6525
Email: twood@trinidaddrilling.com
Submission Date: 06/18/2004 11:31:08
Last Updated: 06/18/2004 11:31:08

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	0.055	Cdn	07/15/2004	07/31/2004	08/15/2004

Filed on behalf of the Issuer by:

Name: E. Tara Wood
Phone: 403-265-6525
Email: twood@trinidaddrilling.com
Submission Date:
Last Updated: 07/15/2004 12:47:35

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	0.06	Cdn	08/11/2004	08/31/2004	09/15/2004

Details: This distribution has been approved by the Board of Directors

Filed on behalf of the Issuer by:

Name: E. Tara Wood
Phone: 403-294-4400
Email: twood@trinidaddrilling.com

Submission Date: 08/11/2004 12:10:43
Last Updated: 08/11/2004 12:10:43

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	.06	CAD	09/16/2004	09/30/2004	10/15/2004

Filed on behalf of the Issuer by:

Name: Alistair Head
Phone: 403-265-6525
Email: alistair@trinidaddrilling.com
Submission Date:
Last Updated: 09/17/2004 11:17:42

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	.06		10/18/2004	10/31/2004	11/15/2004

Filed on behalf of the Issuer by:

Name:	Alistair Head
Phone:	403-265-6525
Email:	alistair@trinidaddrilling.com
Submission Date:	
Last Updated:	10/19/2004 13:30:11

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	.06		11/16/2004	11/30/2004	12/15/2004

Filed on behalf of the Issuer by:

Name: Alistair Head
Phone: 403-265-6525
Email: alistair@trinidaddrilling.com
Submission Date:
Last Updated: 11/18/2004 10:16:54

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	.06		12/16/2004	12/31/2004	01/15/2005

Filed on behalf of the Issuer by:

Name: Alistair Head
Phone: 403-265-6525
Email: alistair@trinidaddrilling.com

Submission Date:
Last Updated: 12/17/2004 12:18:32

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	.06		01/17/2005	01/31/2005	02/15/2005

Filed on behalf of the Issuer by:

Name: Alistair Head
Phone: 403-265-6525
Email: alistair@trinidaddrilling.com

Submission Date: 01/18/2005 11:35:34
Last Updated: 01/18/2005 11:35:34

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	.065		02/07/2005	02/28/2005	03/15/2005

Details: Distribution was increased to .065 per month effective this distribution.

Filed on behalf of the Issuer by:

Name:	Alistair Head
Phone:	403-265-6525
Email:	alistair@trinidaddrilling.com
Submission Date:	
Last Updated:	02/17/2005 09:49:36